



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cobham plc

*CURRENT ADDRESS Brook Road
Wimborne
Dorset
BH21 2BJ United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

FILE NO. 82- 34983 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 11/15/05

RECEIVED
2005 NOV -8 P 2:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COBHAM PLC

Memorandum & Articles

of Association

THE COMPANIES ACT 1862

AND

THE COMPANIES ACTS 1948 TO 1981

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

COBHAM PLC

(As altered by Special Resolutions passed on the 12th day of May 1955, 12th day of January 1982, 27th day of November 1985, 27th day of June 1991 and the 7th day of November 1994)

1. The name of the Company is the "MANITOBA AND NORTH WEST LAND CORPORATION, LIMITED."
2. The Company is to be a public company.
3. The registered office of the Company will be situate in England and Wales.
4. The objects for which the Company is established are:-

 (A) To purchase, subscribe for, or otherwise acquire, and to hold the shares, stocks, or obligations of any company in the United Kingdom or elsewhere, and upon a distribution of assets or division of profits, to distribute any such shares or obligations amongst the Members of this Company in specie.

 (B) To design, manufacture, develop, operate and deal in tanker, aircraft and systems apparatus and equipment for the refuelling of aircraft.

 (C) To design, manufacture, develop, operate and deal in systems, apparatus and equipment of all kinds for the movement under pressure or otherwise of liquids and gases of all kinds.

 (D) To manufacture, overhaul, modify, repair, test and deal in aircraft and component parts thereof.

 (E) To operate flying schools and provide facilities for instruction and courses in the operation, manufacture, design and maintenance of aircraft.

By a Special Resolution passed on 12th May 1955, the name of the Company was changed to Flight Refuelling (Holdings) Limited.
By a Special Resolution passed on 27th November 1985, the name of the Company was changed to FR Group plc.
By a Special Resolution passed on 7th November 1994, the name of the Company was changed to Cobham plc.

(F) To establish and operate air routes and air transport and facilities and services for use in connection therewith.

(G) To carry on the business of general mechanical, electrical, electronic, marine, refrigeration and chemical engineers, and in relation thereto to act as technicians, consultants and advisers.

(H) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above or otherwise calculated directly or indirectly to enhance the value of the Company's property and rights for the time being.

(I) To do all or any of the things aforesaid either directly or indirectly by way of loan, subsidy, investment or otherwise to or in any other company, syndicate, firm or person.

(J) To purchase, acquire, rent, build, construct, equip, execute, carry out, improve, work, develop, administer, maintain, manage or control works and conveniences of all kinds, whether for the purposes of the Company or for sale or hire to or in return for any consideration from any other company or persons, and to contribute to or assist in the carrying out or establishment, construction, maintenance, improvement, management, working, control or superintendence thereof respectively.

(K) To purchase or otherwise acquire for any estate or interest any property or assets or any concessions, licences, grants, patents, trade marks or other exclusive or non-exclusive rights of any kind which may appear to be necessary or convenient for any business of the Company, and to develop and turn to account and deal with the same in such manner as may be thought expedient, and to make experiments and tests and to carry on all kinds of research work.

(L) To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgages and charges upon the undertaking and all or any of the property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue on such terms and conditions as may be thought expedient of debentures, debenture stock or other securities of any description.

(M) To draw, make, accept, endorse, discount, negotiate, execute, and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments.

(N) To amalgamate or enter into partnership or any joint purse or profit-sharing arrangement with and to co-operate in any way with or assist or subsidise any company, firm, or person, and to purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any person, body or company carrying on any business which this Company is authorised to carry on or possessed of any property suitable for the purposes of the Company.

(O) To promote or concur in the promotion of any company, the promotion of which shall be considered desirable.

(P) To lend money to such persons, and on such terms, as may seem expedient, and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons.

(Q) To guarantee and/or secure, either by direct or indirect contractual obligation or by mortgaging or charging all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company, or by both such methods, the performance of any contract or obligation of any person, firm or company whatsoever including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or holding company of the Company or another subsidiary of the holding company of the Company or otherwise associated with the Company.

(R) To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for stocks, shares or securities of any other company whether fully or partly paid up.

(S) To procure the registration or incorporation of the Company in or under the laws of any place outside England.

(T) To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any exhibition, or for any purpose which may be considered likely directly or indirectly to further the objects of the Company or the interests of its Members.

(U) To grant pensions or gratuities to any employees or ex-employees and to officers and ex-officers (including Directors and ex-Directors) of the Company or its predecessors in business, or the relations, connections or dependants of any such persons, and to establish or support associations, institutions, clubs, funds and trusts which may be considered calculated to benefit any such persons or otherwise advance the interests of the Company or of its Members, and to establish and contribute to any scheme for the purchase by trustees of shares in the Company to be held for the benefit of the Company's employees, and to lend money to the Company's employees to enable them to purchase shares of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with its employees or any of them.

(V) To purchase and maintain any insurance for the benefit of any persons who are or were at any time Directors or officers of the Company or its subsidiaries against liabilities arising in relation to such companies.

(W) To do all or any of the things and matters aforesaid in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or

Sub-clause (V) was adopted by a Special Resolution passed on 27th June 1991 and the subsequent sub-clauses were re-designated accordingly.

By a Special Resolution passed on 12th May 1955, the capital of the Company was reorganised and increased to £300,000 divided into 50,000 6% Cumulative Preference Shares of £1 each and 1,000,000 Ordinary Shares of 5/- each.

By a Special Resolution passed on 13th July 1956, the capital of the Company was reorganised and increased to £470,000 divided into 200,000 7% Cumulative Redeemable Preference Shares of £1 each, 20,000 6% Second Cumulative Preference Shares of £1 each and 1,000,000 Ordinary Shares of 5/- each.

By an Ordinary Resolution passed on 23rd May 1957, the capital of the Company was increased by £820,000 by the creation of a further 1,400,000 Ordinary Shares of 5/- each.

By an Ordinary Resolution passed on 2nd June 1966, the Capital of the Company was increased to £970,000 by the creation of a further 600,000 Ordinary Shares of 5/- each.

By an Ordinary Resolution passed on 28th June 1972,the capital of the Company was increased to £2,000,000 by the creation of a further 4,120,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 28th June 1979, the capital of the Company was increased to £2,700,000 by the creation of a further 2,800,000 Ordinary Shares of 25p each.

through trustees, agents or otherwise, and either alone or in conjunction with others.

(X) To do all such other things as may be considered to be incidental or conducive to the above objects or any of them.

And it is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this clause (except only if and so far as otherwise expressly provided in any paragraph) shall be separate and distinct objects of the Company and shall not be in anyway limited by reference to any other paragraph or the order in which the same occur or the name of the Company.

5. The liability of the Members is limited.

6. The share capital of the Company is £100,000 divided into 100,000 shares of £1 each.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Footnote continued from previous page

By an Ordinary Resolution passed on 12th June 1980, the capital of the Company was increased to £4,000,000 by the creation of a further 5,200,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 22nd June 1981, the capital of the Company was increased to £4,750,000 by the creation of a further 3,000,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 29th June 1982, the capital of the Company was increased to £7,570,000 by the creation of a further 11,280,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 29th June 1983, the capital of the Company was increased to £11,220,000 by the creation of a further 14,600,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 22nd August 1983, the capital of the Company was increased to £15,700,000 by the creation of a further 17,920,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 26th June 1986, the capital of the Company was increased to £19,000,000 by the creation of a further 13,200,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 25th June 1987, the capital of the Company was increased to £25,000,000 by the creation of a further 24,000,000 Ordinary Shares of 25p each.

By a Special Resolution passed on 29th June 1995, the capital of the Company was reorganised by subdividing and converting each of the unissued but authorised 4.9% Cumulative Redeemable Preference Shares of £1 each into four Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 7th December 1995, the capital of the Company was increased to £31,000,000 by the creation of a further 24,000,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 12th June 2002, the capital of the Company was increased to £37,000,000 by the creation of a further 24,000,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed on 8th June 2005, each of the 147,920,000 issued and unissued Ordinary Shares of 25p each in the capital of the company were subdivided into 10 Ordinary Shares of 2.5p each with effect from 11.59 p.m. on 8th July 2005.

Notes: Following the introduction of the imputation system of corporation tax, the two classes of preference shares became known as 4.2% Second Cumulative Preference Shares of £1 each and 4.9% Cumulative Redeemable Preference Shares of £1 each.
By board resolution dated 5th May 1999, the 4.2% Second Cumulative Preference Shares of £1 each were re-designated as the 6% Second Cumulative Preference Shares of £1 each.

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
C.B. WORSLEY 11 St. James's Road, Surbiton. Gentleman	One
J.H.W. BALY Woodville, Brunswick Road, Sutton. Gentleman	One
ROB. GRIGGS Thanet, College Road, Bromley, Kent Gentleman	One
THOS. BOLTER 31 Ampton Street, W.C Gentleman	One
CHAS D. EDWARDS 31 King's Road, Brownswood Park, N. Gentleman	One
W.H. WILLIAMS 60 Felixstowe Road, Kensal Green, W. Accountant	One
EDWIN T. BOTWRIGHT 23 Sutton Place, Hackney. Accountant	One

DATED this 20th day of December, 1889.

WITNESS to the above Signatures:-
FRED N. CHAPPLE,
Solicitor.
Clerk to Ashurst, Morris, Crisp & Co.,
6 Old Jewry, EC2,
Solicitors.

ARTICLES OF ASSOCIATION

OF

COBHAM PLC

(Adopted by a special resolution passed on 8 June 2005)

Incorporated on 20 December 1889

CONTENTS

Article		Page
	PRELIMINARY	6
1.	Table A not to apply	6
2.	Interpretation	6
	SHARE CAPITAL	8
3.	Authorised share capital	8
4.	Rights attached to shares	9
5.	Unissued shares	9
6.	Authority to allot relevant securities	9
7.	Dis-application of pre-emption rights	9
8.	Power to pay commission and brokerage	10
9.	Power to increase, consolidate, sub-divide and cancel shares	10
10.	Power to issue redeemable shares	11
11.	Power to purchase own shares	11
12.	Power to reduce capital	11
13.	Trusts not recognised	11
	UNCERTIFICATED SHARES - GENERAL POWERS	11
14.	Uncertificated shares - general powers	11
	VARIATION OF RIGHTS	12
15.	Variation of rights	12
	TRANSFERS OF SHARES	13
16.	Right to transfer shares	13
17.	Transfers of uncertificated shares	13
18.	Transfers of certificated shares	13
19.	Other provisions relating to transfers	13
20.	Notice of refusal	14
	TRANSMISSION OF SHARES	14
21.	Transmission on death	14
22.	Election of person entitled by transmission	14
23.	Rights of person entitled by transmission	14
	DISCLOSURE OF INTERESTS IN SHARES	15
24.	Disclosure of interests in shares	15
	GENERAL MEETINGS	16
25.	Annual general meetings	16
26.	Extraordinary general meetings	16
27.	Convening of extraordinary general meetings	17
28.	Separate general meetings	17
	NOTICE OF GENERAL MEETINGS	17
29.	Length and form of notice	17
30.	Omission or non-receipt of notice	17
	PROCEEDINGS AT GENERAL MEETINGS	17
31.	Quorum	17
32.	Security	18
33.	Chairman	18
34.	Right to attend and speak	18
35.	Resolutions and amendments	18
36.	Adjournment	19
37.	Meeting at more than one place	19
38.	Method of voting and demand for poll	20

39.	How poll is to be taken	20
40.	Chairman's casting vote	21
	VOTES OF MEMBERS	21
41.	Voting rights	21
42.	Representation of corporations	21
43.	Voting rights of joint holders	21
44.	Voting rights of members incapable of managing their affairs	22
45.	Voting rights suspended where sums overdue	22
46.	Objections to admissibility of votes	22
	PROXIES	22
47.	Proxies	22
48.	Appointment of proxy	22
49.	Receipt of proxy	23
50.	Notice of revocation of authority	24
	DIRECTORS	24
51.	Number of directors	24
52.	Directors need not be members	24
53.	Age of directors	24
54.	Designation as "director"	24
	APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS	24
55.	Appointment of directors by the Company	24
56.	Separate resolutions for appointment of each director	25
57.	The board's power to appoint directors	25
58.	Retirement of directors	25
59.	Removal of directors	25
60.	Vacation of office of director	26
61.	Executive directors	26
	ALTERNATE DIRECTORS	27
62.	Power to appoint alternate directors	27
	REMUNERATION, EXPENSES AND PENSIONS	27
63.	Directors' fees	27
64.	Special remuneration	27
65.	Expenses	28
66.	Pensions and other benefits	28
	POWERS OF THE BOARD	28
67.	General powers of the board to manage the Company's business	28
68.	Power to act notwithstanding vacancy	28
69.	Provisions for employees	28
70.	Power to borrow money	28
71.	Power to appoint a president	31
	DELEGATION OF BOARD'S POWERS	31
72.	Delegation to individual directors	31
73.	Committees	31
74.	Local boards	32
75.	Powers of attorney	32
	DIRECTORS' INTERESTS	32
76.	Directors' interests and voting	32
	PROCEEDINGS OF THE BOARD	34
77.	Board meetings	34
78.	Notice of board meetings	35
79.	Quorum	35
80.	Chairman or deputy chairman to preside	35
81.	Competence of board meetings	35

82. Voting ... 35
83. Telephone board meeting ... 35
84. Resolutions without meetings ... 36
85. Validity of acts of directors in spite of formal defect ... 36
86. Minutes ... 36
SECRETARY ... 36
87. Secretary ... 36
SHARE CERTIFICATES ... 37
88. Issue of share certificates ... 37
89. Charges for and replacement of certificates ... 37
LIEN ON SHARES ... 38
90. Lien on partly paid shares ... 38
91. Enforcement of lien ... 38
CALLS ON SHARES ... 38
92. Calls ... 38
93. Interest on calls ... 38
94. Sums treated as calls ... 39
95. Power to differentiate ... 39
96. Payment of calls in advance ... 39
FORFEITURE OF SHARES ... 39
97. Notice of unpaid calls ... 39
98. Forfeiture on non-compliance with notice ... 39
99. Power to annul forfeiture or surrender ... 39
100. Disposal of forfeited or surrendered shares ... 40
101. Arrears to be paid notwithstanding forfeiture or surrender ... 40
SEAL ... 40
102. Seal ... 40
DIVIDENDS ... 41
103. Declaration of dividends by the Company ... 41
104. Fixed and interim dividends ... 41
105. Calculation and currency of dividends ... 41
106. Method of payment ... 41
107. Dividends not to bear interest ... 42
108. Calls or debts may be deducted from dividends ... 42
109. Unclaimed dividends etc ... 42
110. Uncashed dividends ... 42
111. Dividends *in specie* ... 43
112. Scrip dividends ... 43
CAPITALISATION OF RESERVES ... 44
113. Capitalisation of reserves ... 44
114. Capitalisation of reserves - employees' share schemes ... 45
RECORD DATES ... 45
115. Fixing of record dates ... 45
ACCOUNTS ... 46
116. Accounting records ... 46
NOTICES ... 46
117. Form of notices ... 46
118. Manner of giving notices ... 46
119. Notice by advertisement ... 46
120. When notice is deemed given ... 47
121. Record date for giving notices ... 47
122. Notice to person entitled by transmission ... 47
UNTRACED MEMBERS ... 48

123. Sale of shares of untraced members 48
124. Application of proceeds of sale 48
DESTRUCTION OF DOCUMENTS 49
125. Destruction of documents 49
WINDING UP 50
126. Powers to distribute *in specie* 50
INDEMNITY 50
127. Indemnity of officers 50
128. Funding of expenses 50
129. Power to insure 50

Company number
30470

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

COBHAM PLC

(adopted by special resolution passed on 8 June 2005)

PRELIMINARY

1. Table A not to apply

The regulations in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2. Interpretation

(a) In these articles, unless the contrary intention appears:

(i) the following definitions apply:

Act means the Companies Act 1985;

these articles means these articles of association, as from time to time altered;

board means the board of directors for the time being of the Company;

clear days means, in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

committee means a committee of the board;

communication has the same meaning as in the Electronic Communications Act 2000;

director means a director for the time being of the Company;

electronic communication has the same meaning as in the Electronic Communications Act 2000;

holder in relation to any share means the member whose name is entered in the register as the holder of that share;

office means the registered office for the time being of the Company;

paid up means paid up or credited as paid up;

person entitled by transmission means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

register means either or both of the issuer register of members and the operator register of members;

relevant system means a computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument, pursuant to the Uncertificated Securities Regulations 2001;

seal means any common seal of the Company or any official seal or securities seal which the Company may have or be permitted to have under the Statutes;

secretary means the secretary of the Company or, if there are joint secretaries, any of the joint secretaries and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary of the Company;

Statutes means the Act, the Uncertificated Securities Regulations 2001 and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Act;

treasury shares means those shares held by the Company in treasury in accordance with section 162A of the Act; and

UKLA means the UK Listing Authority;

(ii) any reference to an uncertificated share, or to a share being held in uncertificated form, means a share title to which may be transferred by means of a relevant system, and any reference to a certificated share means any share other than an uncertificated share;

(iii) any other words or expressions defined in the Act or, if not defined in the Act, in any other of the Statutes (in each case as in force on the date of adoption of these articles) have the same meaning in these articles except that the word **company** includes any body corporate;

(iv) any reference in these articles to any statute or statutory provision includes a reference to any modification or re-enactment of it for the time being in force;

(v) words importing the singular number include the plural number and vice versa, words importing one gender include the other gender and words importing persons include bodies corporate and unincorporated associations;

(vi) any reference to writing includes a reference to any method of reproducing words in a legible form;

(vii) any reference to doing something by electronic means includes doing it by an electronic communication;

(viii) any reference to a signature or to something being signed or executed includes an electronic signature or other means of verifying the authenticity of an electronic communication which the board may from time to time approve, a signature printed or reproduced by mechanical or other means or any stamp or other distinctive marking made by or with the authority of the person required to sign the document to indicate it is approved by such person;

(ix) any reference to a document being sealed or executed under seal or under the common seal of any body corporate (including the Company) or any similar expression includes a reference to its being executed in any other manner which has the same effect as if it were executed under seal;

(x) any reference to a meeting shall not be taken as requiring more than one person to be present in person if any quorum requirement can be satisfied by one person;

(xi) any reference to a show of hands includes such other method of casting votes as the board may from time to time approve;

(xii) where the Company has a power of sale or other right of disposal in relation to any share, any reference to the power of the Company or the board to authorise a person to transfer that share to or as directed by the person to whom the share has been sold or disposed of shall, in the case of an uncertificated share, be deemed to include a reference to such other action as may be necessary to enable that share to be registered in the name of that person or as directed by him; and

(xiii) any reference to:

(A) rights attaching to any share;

(B) members having a right to attend and vote at general meetings of the Company;

(C) dividends being paid, or any other distribution of the Company's assets being made, to members; or

(D) interests in a certain proportion or percentage of the issued share capital, or any class of share capital,

shall, unless otherwise expressly provided by the Statutes, be construed as though any treasury shares held by the Company had been cancelled.

(b) Subject to the Statutes, a special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required and a special resolution shall be effective for any purpose for which an extraordinary resolution is required under these articles.

(c) Headings to these articles are inserted for convenience only and shall not affect construction.

SHARE CAPITAL

3. Authorised share capital

The authorised share capital of the Company at the date of adoption of these articles is £37,000,000 divided into 147,920,000 ordinary shares of 25p each and 20,000 preference shares of £1 each.

4. Rights attached to shares

(a) The rights regarding participation in the profits and assets of the Company attaching to the shares are as follows:

(i) the holders of the preference shares shall be entitled, in priority to any payment of dividend on any other class of shares, to a fixed cumulative preferential dividend at the rate of 6% per annum and, subject thereto and to any other special rights which may be attached to any other class of shares, the profit of the Company available for dividend and resolved to be distributed shall be distributed by way of dividend among the holders of the ordinary shares; and

(ii) on a return of assets on liquidation or otherwise, the assets of the Company available for distribution among members shall be applied first in repaying to the holders of the preference shares the amounts paid up on such shares and, subject to any special rights which may be attached to any other class of shares, the balance of such assets shall belong to and be distributed among the holders of the ordinary shares *pro rata* according to the amounts paid up on the ordinary shares.

(b) Subject to the Statutes and to the rights conferred on the holders of any other shares, any new share may be issued with or have attached to it such rights and restrictions as the Company may by ordinary resolution decide or, if no such resolution is in effect or so far as the resolution does not make specific provision, as the board may decide.

5. Unissued shares

Subject to the Statutes, these articles and any resolution of the Company, the board may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise deal with or dispose of any unissued shares (whether forming part of the original or any increased share capital) to such persons, at such times and generally on such terms as the board may decide.

6. Authority to allot relevant securities

The Company may from time to time pass an ordinary resolution referring to this article and authorising, in accordance with section 80 of the Act, the board to exercise all the powers of the Company to allot relevant securities and:

(i) on the passing of the resolution the board shall be generally and unconditionally authorised to allot relevant securities (as defined for the purposes of that section) up to the nominal amount specified in the resolution; and

(ii) unless previously revoked the authority shall expire on the day specified in the resolution (not being more than five years after the date on which the resolution is passed),

but any authority given under this article shall allow the Company, before the authority expires, to make an offer or agreement which would or might require relevant securities to be allotted after it expires.

7. Dis-application of pre-emption rights

(a) Subject (other than in relation to the sale of treasury shares) to the board being generally authorised to allot relevant securities in accordance with section 80 of the Act, the Company may from time to time resolve, by a special resolution referring to this article, that the board be given power to allot equity securities for cash and, on the passing of the resolution, the board shall have power to allot

(pursuant to that authority) equity securities for cash as if section 89(1) of the Act did not apply to the allotment but that power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue; and

(ii) to the allotment (other than in connection with a rights issue) of equity securities having a nominal amount not exceeding in aggregate the sum specified in the special resolution,

and unless previously revoked, that power shall (if so provided in the special resolution) expire on the date specified in the special resolution of the Company. The Company may before the power expires make an offer or agreement which would or might require equity securities to be allotted after it expires.

(b) For the purposes of this article:

(i) **equity security** and **relevant shares** have the meaning given in section 94 of the Act;

(ii) **rights issue** means an offer or issue of equity securities open for acceptance for a period fixed by the board to or in favour of holders of ordinary shares on the register on a date fixed by the board where the equity securities respectively attributable to the interests of all those holders are proportionate (as nearly as practicable) to the respective number of ordinary shares held by them on that date but the board may make such exclusions or other arrangements as the board considers expedient in relation to fractional entitlements or legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

(iii) a reference to the **allotment of equity securities** includes the sale of any relevant shares in the Company or (as the case may be) relevant shares of a particular class, if immediately before the sale, the shares were held by the Company as treasury shares pursuant to section 94(3A) of the Act.

8. Power to pay commission and brokerage

The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes.

9. Power to increase, consolidate, sub-divide and cancel shares

(a) The Company may by ordinary resolution:

(i) increase its share capital by the creation of new shares of such amount as the resolution prescribes;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) sub-divide its shares, or any of them, into shares of a smaller amount than is fixed by the memorandum of association or these articles, but so that the proportion between the amount paid up and the amount (if any) not paid up on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(iv) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

(b) A resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares may have such preferred or other special rights, or may have such qualified or deferred rights or be subject to such restrictions, as compared with the other or others, as the Company has power to attach to new shares.

(c) If as a result of any consolidation and division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular, the board may:

(i) (on behalf of those members) aggregate and sell the shares representing the fractions to any person (including, subject to the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members (except that any proceeds in respect of any holding less than a sum fixed by the board may be retained for the benefit of the Company); or

(ii) subject to the Statutes, first, allot to a member credited as fully paid by way of capitalisation of any reserve account of the Company such number of shares as rounds up his holding to a number which, following consolidation and division or sub-division, leaves a whole number of shares.

(d) For the purpose of a sale under paragraph (c)(i) above, the board may authorise a person to transfer the shares to, or as directed by, the purchaser, who shall not be bound to see to the application of the purchase money and the title of the new holder to the shares shall not be affected by any irregularity in or invalidity of the proceedings relating to the sale.

10. Power to issue redeemable shares

Subject to the Statutes, any share may be issued on terms that it is to be redeemed or is liable to be redeemed at the option of the Company or the holder.

11. Power to purchase own shares

Subject to the Statutes, and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class, including any redeemable shares.

12. Power to reduce capital

Subject to the Statutes and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

13. Trusts not recognised

Except as required by law or these articles, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required to recognise (even when having notice of it) any interest in or in respect of any share, except the holder's absolute right to the entirety of the share.

UNCERTIFICATED SHARES - GENERAL POWERS

14. Uncertificated shares - general powers

(a) The board may permit any class of shares to be held in uncertificated form and to be transferred by means of a relevant system and may revoke any such permission.

(b) *In relation to any share which is for the time being held in uncertificated form:*

(i) the Company may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or these articles or otherwise in effecting any actions and the board may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;

(ii) any provision in these articles which is inconsistent with:

(A) the holding or transfer of that share in the manner prescribed or permitted by the Statutes;

(B) any other provision of the Statutes relating to shares held in uncertificated form; or

(C) the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of a relevant system,

shall not apply;

(iii) the Company may, by notice to the holder of that share, require the holder to change the form of such share to certificated form within such period as may be specified in the notice;

(iv) the Company may require that share to be converted into certificated form in accordance with the Statutes; and

(v) the Company shall not issue a certificate.

(c) The Company may, by notice to the holder of any share in certificated form, direct that the form of such share may not be changed to uncertificated form for a period specified in such notice.

(d) For the purpose of effecting any action by the Company, the board may determine that shares held by a person in uncertificated form shall be treated as a separate holding from shares held by that person in certificated form but shares of a class held by a person in uncertificated form shall not be treated as a separate class from shares of that class held by that person in certificated form.

VARIATION OF RIGHTS

15. Variation of rights

(a) Whenever the share capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares in issue may from time to time (whether or not the Company is being wound up) be varied in such manner as those rights may provide or (if no such provision is made) either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the authority of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(b) The provisions of these articles relating to general meetings of the Company or to the proceedings at general meetings shall apply, *mutatis mutandis*, to every such separate general meeting, except that:

(i) the quorum at any such meeting (other than an adjourned meeting) shall be two members present in person or by proxy holding at least one-third in nominal amount of the issued shares of the class;

(ii) at an adjourned meeting the quorum shall be one member present in person or by proxy holding shares of the class;

(iii) every holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him; and

(iv) a poll may be demanded by any one holder of shares of the class whether present in person or by proxy.

(c) Unless otherwise expressly provided by the rights attached to any class of shares those rights shall not be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them or by the purchase or redemption by the Company of any of its own shares.

TRANSFERS OF SHARES

16. Right to transfer shares

Subject to the restrictions in these articles, a member may transfer all or any of his shares in any manner which is permitted by the Statutes and is from time to time approved by the board.

17. Transfers of uncertificated shares

The Company shall maintain a record of uncertificated shares in accordance with the Statutes.

18. Transfers of certificated shares

(a) An instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve and shall be signed by or on behalf of the transferor and (except in the case of a fully paid share) by or on behalf of the transferee.

(b) The board may, in its absolute discretion and without giving any reason for its decision, refuse to register any instrument of transfer of a certificated share:

(i) which is not fully paid up but, in the case of a class of shares which has been admitted to official listing by the UKLA, not so as to prevent dealings in those shares from taking place on an open and proper basis; or

(ii) on which the Company has a lien.

(c) The board may also refuse to register any instrument of transfer of a certificated share unless it is:

(i) left at the office, or at such other place as the board may decide, for registration;

(ii) accompanied by the certificate for the shares to be transferred and such other evidence (if any) as the board may reasonably require to prove the title of the intending transferor or his right to transfer the shares; and

(iii) in respect of only one class of shares.

(d) All instruments of transfer which are registered may be retained by the Company, but any instrument of transfer which the board refuses to register shall (except in any case where fraud or any other crime involving dishonesty is suspected in relation to such transfer) be returned to the person presenting it.

19. Other provisions relating to transfers

(a) No fee shall be charged for registration of a transfer or other document or instruction relating to or affecting the title to any share.

(b) The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of the share.

(c) Nothing in these articles shall preclude the board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

(d) The registration of the transfer of any shares or of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may decide, except that the registration of the transfer of any shares or class of shares which are for the time being uncertificated shares may only be suspended as permitted by the Statutes.

(e) Unless otherwise agreed by the board in any particular case, the maximum number of persons who may be entered on the register as joint holders of a share is four.

20. Notice of refusal

If the board refuses to register a transfer of a certificated share it shall, within two months after the date on which the instrument of transfer was lodged, give to the transferee notice of the refusal.

TRANSMISSION OF SHARES

21. Transmission on death

If a member dies, the survivor, where the deceased was a joint holder, and his personal representatives where he was a sole or the only surviving holder, shall be the only person or persons recognised by the Company as having any title to his shares; but nothing in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly.

22. Election of person entitled by transmission

(a) A person becoming entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to a transmission by operation of law may, on producing such evidence as the board may require and subject as provided in this article, elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the holder of the share.

(b) If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall execute a transfer of the share to that person or shall execute such other document or take such other action as the board may require to enable that person to be registered.

(c) The provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer or other document or action as if it were a transfer effected by the person from whom the title by transmission is derived and the event giving rise to such transmission had not occurred.

23. Rights of person entitled by transmission

(a) A person becoming entitled to a share in consequence of a death or bankruptcy or of any other event giving rise to a transmission by operation of law shall have the right to receive and give a discharge for any dividends or other moneys payable in respect of the share and shall have the same rights in relation to the share as he would have if he were the holder except that, until he becomes the holder, he shall not be entitled to attend or vote at any general meeting of the Company.

(b) The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and, if after 90 days the notice has not been complied with, the board may withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

DISCLOSURE OF INTERESTS IN SHARES

24. Disclosure of interests in shares

(a) This article applies where the Company gives to the holder of a share or to any person appearing to be interested in a share a notice requiring any of the information mentioned in section 212 of the Act (a **section 212 notice**).

(b) If a section 212 notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the accidental omission to do so or the non-receipt of the copy by the holder shall not prejudice the operation of the following provisions of this article.

(c) If the holder of, or any person appearing to be interested in, any share has been given a section 212 notice and, in respect of that share (a **default share**), has been in default for a period of 14 days after the section 212 notice has been given in supplying to the Company the information required by the section 212 notice, the restrictions referred to below shall apply. Those restrictions shall continue for the period specified by the board, being not more than seven days after the earlier of:

(i) the Company being notified that the default shares have been sold pursuant to an exempt transfer; or

(ii) due compliance, to the satisfaction of the board, with the section 212 notice.

The board may waive these restrictions, in whole or in part, at any time.

(d) The restrictions referred to above are as follows:

(i) if the default shares in which any one person is interested or appears to the Company to be interested represent less than 0.25% of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares, to attend or to vote, either personally or by proxy, at any general meeting of the Company; or

(ii) if the default shares in which any one person is interested or appears to the Company to be interested represent at least 0.25% of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares:

(A) to attend or to vote, either personally or by proxy, at any general meeting of the Company; or

(B) to receive any dividend or other distribution; or

(C) to transfer or agree to transfer any of those shares or any rights in them.

The restrictions in subparagraphs (i) and (ii) above shall not prejudice the right of either the member holding the default shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under an exempt transfer.

(e) If any dividend or other distribution is withheld under paragraph (d)(ii) above, the member shall be entitled to receive it as soon as practicable after the restriction ceases to apply.

(f) If, while any of the restrictions referred to above apply to a share, another share is allotted in right of it (or in right of any share to which this paragraph applies), the same restrictions shall apply to that other share as if it were a default share. For this purpose, shares which the Company allots, or procures to be offered, *pro rata* (disregarding fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with issuing or offering shares outside the United Kingdom) to holders of shares of the same class as the default share shall be treated as shares allotted in right of existing shares from the date on which the allotment is unconditional or, in the case of shares so offered, the date of the acceptance of the offer.

(g) For the purposes of this article:

(i) an **exempt transfer** in relation to any share is a transfer pursuant to:

(A) a sale of the share on a recognised investment exchange in the United Kingdom or on any stock exchange outside the United Kingdom on which shares of that class are listed or normally traded; or

(B) a sale of the whole beneficial interest in the share to a person whom the board is satisfied is unconnected with the existing holder or with any other person appearing to be interested in the share; or

(C) acceptance of a takeover offer (as defined for the purposes of Part XIIIA of the Act);

(ii) the percentage of the issued shares of a class represented by a particular holding shall be calculated by reference to the shares in issue at the time when the section 212 notice is given; and

(iii) a person shall be treated as appearing to be interested in any share if the Company has given to the member holding such share a section 212 notice and either (i) the member has named the person as being interested in the share or (ii) (after taking into account any response to any section 212 notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the share.

(h) The Company may exercise any of its powers under article 14 in respect of any default shares in uncertificated form.

(i) The provisions of this article are without prejudice to the provisions of section 216 of the Act and, in particular, the Company may apply to the court under section 216(1) whether or not these provisions apply or have been applied.

GENERAL MEETINGS

25. Annual general meetings

The board shall convene and the Company shall hold annual general meetings in accordance with the Statutes.

26. Extraordinary general meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

27. Convening of extraordinary general meetings

(a) The board may convene an extraordinary general meeting whenever it thinks fit.

(b) An extraordinary general meeting may also be convened in accordance with article 68.

(c) An extraordinary general meeting shall also be convened by the board on the requisition of members under the Statutes or, in default, may be convened by such requisitionists, as provided by the Statutes.

(d) The board shall comply with the Statutes regarding the giving and the circulation, on the requisition of members, of notices of resolutions and of statements with respect to matters relating to any resolution to be proposed or business to be dealt with at any general meeting of the Company.

28. Separate general meetings

Subject to these articles and to any rights for the time being attached to any class of shares in the Company, the provisions of these articles relating to general meetings of the Company (including, for the avoidance of doubt, provisions relating to the proceedings at general meetings or to the rights of any person to attend or vote or be represented at general meetings or to any restrictions on these rights) shall apply, *mutatis mutandis*, in relation to every separate general meeting of the holders of any class of shares in the Company.

NOTICE OF GENERAL MEETINGS

29. Length and form of notice

(a) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution of which special notice is required by the Statutes shall be called by not less than 21 clear days' notice. All other extraordinary general meetings shall be called by not less than 14 clear days' notice.

(b) The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted.

(c) Notice of every general meeting shall be given to all members other than any who, under these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the auditors (or, if more than one, each of them) and to each director.

30. Omission or non-receipt of notice

The accidental omission to give notice of a general meeting to, or the non-receipt of notice by, any person entitled to receive the notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

31. Quorum

(a) No business shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business.

(b) Except as otherwise provided by these articles two members present in person or by proxy and entitled to vote shall be a quorum.

(c) If within 15 minutes from the time fixed for holding a general meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or, if that day is a holiday, to the next working day) and at the same time and place as the original meeting, or, subject to article 36(d), to such other day, and at such other time and place, as the board may decide.

(d) If at an adjourned meeting a quorum is not present within 15 minutes from the time fixed for holding the meeting, the meeting shall be dissolved.

32. Security

The board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company including, without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted. A director or the secretary may:

(i) refuse entry to a meeting to any person who refuses to comply with any such arrangements; and

(ii) eject from a meeting any person who causes the proceedings to become disorderly.

33. Chairman

At each general meeting, the chairman of the board (if any) or, if he is absent or unwilling, the deputy chairman (if any) of the board or (if more than one deputy chairman is present and willing) the deputy chairman who has been longest in such office, shall preside as chairman of the meeting. If neither the chairman nor deputy chairman is present and willing, one of the other directors selected for the purpose by the directors present or, if only one director is present and willing, that director, shall preside as chairman of the meeting. If no director is present within 15 minutes after the time fixed for holding the meeting or if none of the directors present is willing to preside as chairman of the meeting, the members present and entitled to vote shall choose one of their number to preside as chairman of the meeting.

34. Right to attend and speak

(a) A director shall be entitled to attend and speak at any general meeting of the Company whether or not he is a member.

(b) The chairman may invite any person to attend and speak at any general meeting of the Company if he considers that such person has the appropriate knowledge or experience of the Company's business to assist in the deliberations of the meeting.

35. Resolutions and amendments

(a) Subject to the Statutes, a resolution may only be put to the vote at a general meeting if the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

(b) In the case of a resolution to be proposed as a special or extraordinary resolution no amendment may be made, at or before the time at which the resolution is put to the vote, to the form of the resolution as set out in the notice of meeting, except to correct a patent error or as may otherwise be permitted by law.

(c) In the case of a resolution to be proposed as an ordinary resolution no amendment may be made, at or before the time at which the resolution is put to the vote, unless:

(i) in the case of an amendment to the form of the resolution as set out in the notice of meeting, notice of the intention to move the amendment is received at the office at least 48 hours before the time fixed for the holding of the relevant meeting; or

(ii) in any case, the chairman of the meeting in his absolute discretion otherwise decides that the amendment or amended resolution may properly be put to the vote.

The giving of notice under subparagraph (i) above shall not prejudice the power of the chairman of the meeting to rule the amendment out of order.

(d) With the consent of the chairman of the meeting, a person who proposes an amendment to a resolution may withdraw it before it is put to the vote.

(e) If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

36. Adjournment

(a) With the consent of any general meeting at which a quorum is present the chairman of the meeting may (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place.

(b) In addition, the chairman of the meeting may at any time without the consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place if, in his opinion, it would facilitate the conduct of the business of the meeting to do so.

(c) Nothing in this article shall limit any other power vested in the chairman of the meeting to adjourn the meeting.

(d) Whenever a meeting is adjourned for 30 days or more or *sine die*, at least 14 clear days' notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting but otherwise no person shall be entitled to any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

(e) No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

37. Meeting at more than one place

(a) A general meeting may be held at more than one place if:

(i) the notice convening the meeting specifies that it shall be held at more than one place; or

(ii) the board resolves, after the notice convening the meeting has been given, that the meeting shall be held at more than one place; or

(iii) it appears to the chairman of the meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend.

(b) A general meeting held at more than one place is duly constituted and its proceedings are valid if (in addition to the other provisions of these articles relating to general meetings being satisfied) the chairman of the meeting is satisfied that facilities (whether by electronic means or otherwise) are available to enable each person present at each place to participate in the business of the meeting.

(c) Each person present at each place in person or by proxy and entitled to vote on a poll shall be counted in the quorum for, and shall be entitled to vote at, the meeting. The meeting is deemed to take place at the place at which the chairman of the meeting is present.

38. Method of voting and demand for poll

(a) At a general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before, or immediately after the declaration of the result of, the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i) the chairman of the meeting; or

(ii) at least five members present in person or by proxy having the right to vote on the resolution; or

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution; or

(iv) a member or members present in person or by proxy holding shares conferring the right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right,

and a demand for a poll by a person as proxy for a member shall be as valid as if the demand were made by the member himself.

(b) No poll may be demanded on the appointment of a chairman of the meeting.

(c) A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting and the demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(d) Unless a poll is demanded (and the demand is not withdrawn), a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or has been carried by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of that fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(e) The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

39. How poll is to be taken

(a) If a poll is demanded (and the demand is not withdrawn), it shall be taken at such time (either at the meeting at which the poll is demanded or within 30 days after the meeting), at such place and in such manner (including by electronic means) as the chairman of the meeting shall direct and he may appoint scrutineers (who need not be members).

(b) A poll demanded on a question of adjournment shall be taken at the meeting without adjournment.

(c) It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll whether taken at or after the meeting at which it was demanded.

(d) On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

(e) The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

40. Chairman's casting vote

In the case of an equality of votes, either on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, as the case may be, shall be entitled to a further or casting vote in addition to any other vote or votes to which he may be entitled.

VOTES OF MEMBERS

41. Voting rights

(a) Subject to these articles and to any special rights or restrictions as to voting for the time being attached to any class of shares in the Company:

(i) on a show of hands, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member, shall have one vote; and

(ii) on a poll, every member who is present in person or by proxy shall have one vote for every £1 in nominal value of the shares of which he is the holder.

(b) For the purposes of determining which persons are entitled to attend or vote at any general meeting, and how many votes such persons may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting, notwithstanding any provisions in the Statutes or these articles to the contrary.

42. Representation of corporations

Any corporation which is a member of the Company may, by resolution of its board or other governing body, authorise any person to act as its representative at any general meeting of the Company and the representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member present at the meeting in person, including (without limitation) power to vote on a show of hands or on a poll and to demand or concur in demanding a poll. The board or any director or the secretary may (but shall not be bound to) require evidence of the authority of any such representative.

43. Voting rights of joint holders

If more than one of the joint holders of a share tenders a vote on the same resolution, whether in person or by proxy, the vote of the senior who tenders a vote shall be accepted to the exclusion of the

vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the register in respect of the relevant share.

44. Voting rights of members incapable of managing their affairs

A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, *curator bonis* or other person in the nature of a receiver or *curator bonis* appointed by that court, and the receiver, *curator bonis* or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the board of the authority of the person claiming the right to vote must be received at the office (or at such other address as may be specified for the receipt of proxy appointments) not later than the last time by which a proxy appointment must be received in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which that person proposes to vote and, in default, the right to vote shall not be exercisable.

45. Voting rights suspended where sums overdue

Unless the board otherwise decides, a member shall not be entitled to vote, either in person or by proxy, at any general meeting of the Company in respect of any share held by him unless all calls and other sums presently payable by him in respect of that share have been paid.

46. Objections to admissibility of votes

No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting or poll at which the vote objected to is or may be given or tendered, and every vote not disallowed at such meeting or poll shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

PROXIES

47. Proxies

(a) A proxy need not be a member of the Company and a member may appoint more than one proxy to attend on the same occasion.

(b) The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or on the poll concerned.

(c) The appointment of a proxy shall only be valid for the meeting mentioned in it and any adjournment of that meeting (including on any poll demanded at the meeting or any adjourned meeting).

48. Appointment of proxy

(a) The appointment of a proxy may be in such form as is usual or common or in such other form as the board may from time to time approve and shall be signed by the appointor, or his duly authorised agent, or, if the appointor is a corporation, shall either be executed under its common seal or be signed by an agent or officer authorised for that purpose. The signature need not be witnessed.

(b) Without limiting the provisions of these articles, the board may from time to time in relation to uncertificated shares approve the appointment of a proxy by means of an electronic communication in the form of an "uncertificated proxy instruction" (a properly authenticated dematerialised instruction and/or other instruction or notification, which is sent by means of the relevant system and received by such participant in that system acting on behalf of the Company as the board may prescribe, in such form and subject to such terms and conditions as the board may from time to time

prescribe (subject always to the facilities and requirements of the relevant system)); and approve supplements to, or amendments or revocations of, any such uncertificated proxy instruction by the same means. In addition, the board may prescribe the method of determining the time at which any such uncertificated proxy instruction is to be treated as received by the Company or such participant and may treat any such uncertificated proxy instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

49. Receipt of proxy

(a) A proxy appointment:

(i) must be received at such address as may be specified in the notice convening the meeting or in any other information issued by the Company in relation to the meeting (or if no such address is specified, at the office) not less than 48 hours before the time fixed for holding the meeting at which the appointee proposes to vote; or

(ii) in the case of a poll taken more than 48 hours after it is demanded or in the case of an adjourned meeting to be held more than 48 hours after the time fixed for holding the original meeting, must be received at such address as may be specified in the notice convening the meeting or in any other information issued by the Company in relation to the poll or meeting (or if no such address is specified, at the office) not less than 24 hours before the time fixed for the taking of the poll or, as the case may be, the time fixed for holding the adjourned meeting; or

(iii) in the case of a poll which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded, or in the case of an adjourned meeting to be held 48 hours or less after the time fixed for holding the original meeting, must either be received by the chairman of the meeting or the secretary or any director at the meeting at which the poll is demanded or, as the case may be, at the original meeting, or be received at such address and by such time as the chairman of the meeting may direct at the meeting at which the poll is demanded.

(b) In the case of a proxy appointment signed by an agent of a member who is not a corporation, the authority under which the appointment is signed or a copy of it certified in such manner as shall be specified in the notice of the relevant meeting or in any other information issued by the Company in relation to the relevant meeting, or such other information as shall be so specified, must also be received by the Company in the manner set out in paragraph (a) above.

(c) In the case of a proxy appointment signed by an officer or other agent of a corporation, the board may also require the receipt, in the manner set out in paragraph (a) above, of the authority under which the appointment is signed or a copy of it certified in such manner as shall be specified in the notice of the relevant meeting or in any other information issued by the Company in relation to the relevant meeting, or of such other authorities or information as shall be so specified.

(d) The board may, but shall not be bound to, require such further evidence as it thinks fit of the authenticity or integrity of any signature on a proxy appointment and, if the signatory is an agent or, where the appointor is a corporation, an officer, of his authority.

(e) The board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under paragraphs (b), (c) or (d) above has not been received in accordance with the requirements of this article.

(f) Subject to paragraph (e) above, if the proxy appointment and any of the information required under paragraphs (b), (c) or (d) above are not received in the manner required above, the appointee shall not be entitled to vote in respect of the shares in question.

(g) If two or more valid but differing proxy appointments are received in respect of the same share for use at the same meeting or on the same poll, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

50. Notice of revocation of authority

A vote given or poll demanded by proxy or by a representative of a corporation shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll or (until entered in the register) the transfer of the share in respect of which the appointment of the relevant person was made unless notice of the termination was received at the office (or at such other address at which the proxy appointment was duly received) not less than six hours before the time fixed for holding the relevant meeting or adjourned meeting or, in the case of a poll not taken on the same day as the meeting or adjourned meeting, before the time fixed for taking the poll.

DIRECTORS

51. Number of directors

The directors (other than alternate directors) shall not, unless otherwise determined by an ordinary resolution of the Company, be less than two nor more than 15 in number.

52. Directors need not be members

A director need not be a member of the Company.

53. Age of directors

No person shall be disqualified from being appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice of any resolution.

54. Designation as "director"

The board may, at any time and from time to time, appoint any person (not being a director) to any executive position or employment under the Company having a title or designation which includes the word "director" and may terminate any such appointment. The inclusion of the word "director" in the title or designation of any such position or employment shall not imply that the holder is a director of the Company or that he is authorised or empowered to act as, or is liable as, a director of the Company in any respect and he shall not be deemed to be a director for any purpose.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

55. Appointment of directors by the Company

(a) Subject to these articles, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director, but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles.

(b) No person (other than a director retiring in accordance with these articles) shall be appointed or re-appointed a director at any general meeting unless:

(i) he is recommended by the board; or

(ii) not less than 14 nor more than 42 days before the date appointed for the meeting there has been given to the Company, by a member (other than the person to be proposed) entitled to vote at the meeting, notice of his intention to propose a resolution for the appointment of that person, stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors and a notice executed by that person of his willingness to be appointed.

56. Separate resolutions for appointment of each director

Every resolution of a general meeting for the appointment of a director shall relate to one named person and a single resolution for the appointment of two or more persons shall be void, unless a resolution that it shall be so proposed has been first agreed to by the meeting without any vote being cast against it.

57. The board's power to appoint directors

The board may appoint any person who is willing to act to be a director, either to fill a vacancy or by way of addition to their number, but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles.

58. Retirement of directors

(a) At each annual general meeting any director then in office who:

(i) has been appointed by the board since the previous annual general meeting; or

(ii) has held office for three years or more since his previous appointment by a general meeting; or

(iii) being a non-executive director, has held office for nine years or more since his first appointment by a general meeting,

shall retire from office but shall be eligible for re-appointment.

(b) A retiring director shall (unless he is removed from office or his office is vacated in accordance with these articles) retain office until the close of the meeting at which he retires or (if earlier) when a resolution is passed at that meeting not to fill the vacancy or to appoint another person in his place or the resolution to re-appoint him is put to the meeting and lost.

(c) If the Company, at any meeting at which a director retires in accordance with these articles, does not fill the office vacated by such director, the retiring director, if willing to act, shall be deemed to be re-appointed, unless at the meeting a resolution is passed not to fill the vacancy or to appoint another person in his place or unless the resolution to re-appoint him is put to the meeting and lost.

59. Removal of directors

(a) The Company may by extraordinary resolution, or by ordinary resolution of which special notice has been given in accordance with the Statutes, remove any director before his period of office has

expired notwithstanding anything in these articles or in any agreement between him and the Company.

(b) A director may also be removed from office by giving him notice to that effect signed by or on behalf of all the other directors (or their alternates), being not less than three in number.

(c) Any removal of a director under this article shall be without prejudice to any claim which such director may have for damages for breach of any agreement between him and the Company.

60. Vacation of office of director

Without prejudice to the provisions of these articles for retirement or removal the office of a director shall be vacated if:

(i) he is prohibited by law from being a director; or

(ii) he becomes bankrupt or he makes any arrangement or composition with his creditors generally; or

(iii) he is, or may be, suffering from mental disorder and in relation to that disorder either he is admitted to hospital for treatment or an order is made by a court (whether in the United Kingdom or elsewhere) for his detention or for the appointment of some person to exercise powers with respect to his property or affairs and, in either case, the board resolves that his office be vacated; or

(iv) for more than six months he is absent (whether or not an alternate director attends in his place), without special leave of absence from the board, from board meetings held during that period and the board resolves that his office be vacated; or

(v) he gives to the Company notice of his wish to resign, in which event he shall vacate that office on the receipt of that notice by the Company or at such later time as is specified in the notice.

61. Executive directors

(a) The board may appoint one or more directors to hold any executive office under the Company (including that of chairman, chief executive or managing director) for such period (subject to the Statutes) and on such terms as it may decide and may revoke or terminate any appointment so made without prejudice to any claim for damages for breach of any contract of service between the director and the Company.

(b) The remuneration of a director appointed to any executive office shall be fixed by the board and may be by way of salary, commission, participation in profits or otherwise and either in addition to or inclusive of his remuneration as a director.

(c) A director appointed as executive chairman, chief executive or managing director shall automatically cease to hold that office if he ceases to be a director but without prejudice to any claim for damages for breach of any contract of service between him and the Company. A director appointed to any other executive office shall not automatically cease to hold that office if he ceases to be a director unless the contract or any resolution under which he holds office expressly states that he shall, in which case that cessation shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

ALTERNATE DIRECTORS

62. Power to appoint alternate directors

(a) Each director may appoint another director or any other person who is willing to act as his alternate and may remove him from that office. The appointment as an alternate director of any person who is not himself a director shall be subject to the approval of a majority of the directors or a resolution of the board.

(b) An alternate director shall be entitled to receive notice of all board meetings and of all meetings of committees of which the director appointing him is a member, to attend and vote at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting these articles shall apply as if he were a director.

(c) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to these articles relating to directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent as if he were a director but shall not be entitled to receive from the Company any fee in his capacity as an alternate director.

(d) Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director, but he shall count as only one for the purpose of determining whether a quorum is present.

(e) Any person appointed as an alternate director shall vacate his office as alternate director if the director by whom he has been appointed vacates his office as director (otherwise than by retirement at a general meeting of the Company at which he is re-appointed) or removes him by notice to the Company or on the happening of any event which, if he is or were a director, causes or would cause him to vacate that office.

(f) Every appointment or removal of an alternate director shall be made by notice and shall be effective (subject to paragraph (a) above) on receipt by the secretary of the notice.

REMUNERATION, EXPENSES AND PENSIONS

63. Directors' fees

The directors shall be paid such fees not exceeding in aggregate £500,000 per annum (or such larger sum as the Company may, by ordinary resolution, determine) as the board may decide to be divided among them in such proportion and manner as they may agree or, failing agreement, equally. Any fee payable under this article shall be distinct from any remuneration or other amounts payable to a director under other provisions of these articles and shall accrue from day to day.

64. Special remuneration

(a) The board may grant special remuneration to any director who performs any special or extra services to or at the request of the Company.

(b) Such special remuneration may be paid by way of lump sum, salary, commission, participation in profits or otherwise as the board may decide in addition to any remuneration payable under or pursuant to any other of these articles.

65. Expenses

A director shall be paid out of the funds of the Company all travelling, hotel and other expenses properly incurred by him in and about the discharge of his duties, including his expenses of travelling to and from board meetings, committee meetings and general meetings. Subject to any guidelines and procedures established from time to time by the board, a director may also be paid out of the funds of the Company all expenses incurred by him in obtaining professional advice in connection with the affairs of the Company or the discharge of his duties as a director.

66. Pensions and other benefits

The board may exercise all the powers of the Company to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a director of the Company or in the employment or service of the Company or of any company which is or was a subsidiary of or associated with the Company or of the predecessors in business of the Company or any such subsidiary or associated company or the relatives or dependants of any such person. For that purpose the board may procure the establishment and maintenance of, or participate in, or contribute to, any non-contributory or contributory pension or superannuation fund, scheme or arrangement and pay any insurance premiums.

POWERS OF THE BOARD

67. General powers of the board to manage the Company's business

(a) The business of the Company shall be managed by the board which may exercise all the powers of the Company, subject to the Statutes, the memorandum, these articles and any special resolution of the Company. No special resolution or alteration of the memorandum or these articles shall invalidate any prior act of the board which would have been valid if the resolution had not been passed or the alteration had not been made.

(b) The powers given by this article shall not be limited by any special authority or power given to the board by any other article or any resolution of the Company.

68. Power to act notwithstanding vacancy

The continuing directors or the sole continuing director at any time may act notwithstanding any vacancy in their number; but, if the number of directors is less than the minimum number fixed by or in accordance with these articles, they or he may act for the purpose of filling up vacancies or calling a general meeting of the Company, but not for any other purpose. If no director is able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

69. Provisions for employees

The board may exercise any of the powers conferred by the Statutes to make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiaries.

70. Power to borrow money

(a) The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the

Company and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

(b) The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of such rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Group (exclusive of borrowings owing by one member of the Group to another member of the Group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to two times the Adjusted Capital and Reserves.

(c) For the purposes of this Article:

(i) **Adjusted Capital and Reserves** means the aggregate of:

(A) the amount paid up or credited as paid up on the issued share capital of the Company; and

(B) the amount standing to the credit of the capital and revenue reserves of the Company and its subsidiary undertakings (including any share premium account, capital redemption reserve and any credit balance on profit and loss account but excluding any reserves for taxation or any reserves for the interests of minority members in subsidiary undertakings);

as shown by the then latest audited balance sheet but after:

(C) deducting the amount of any debit balance on profit and loss account existing at the date of the relevant audited balance sheet to the extent that a deduction has not already been made on that account; and

(D) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital or reserves since the date of the relevant audited balance sheet and any variation in the amounts attributable to the interest of the Company in the share capital of any subsidiary undertaking;

(ii) **borrowings** include not only items referred to as borrowings in the audited balance sheet but also the following, except in so far as otherwise taken into account:

(A) the nominal amount of any issued share capital and the principal amount of any monies borrowed (together in each case with any fixed or minimum premium payable on final repayment), the beneficial interest in which is not owned otherwise than by any member of the Group and the repayment of which is guaranteed by any member of the Group;

(B) the principal amount owing (otherwise than to any member of the Group) on any debentures or instruments of any member of the Group, howsoever issued, (together with any fixed or minimum premium payable on final repayment);

(C) the principal amount raised by the acceptance of bills by any member of the Group (not being acceptances of trade bills for the purchase of goods in the ordinary course of business) or by any bank or accepting house under any acceptance credit opened on behalf of any member of the Group;

(D) the nominal amount of any issued share capital of a subsidiary undertaking (not being equity share capital) owned otherwise than by any member of the Group (together with any fixed or minimum premium payable on final repayment)

but do not include:

(E) monies borrowed or secured by any member of the Group for the purpose of redeeming or repaying within six months any monies borrowed or secured by any member of the Group, pending their application for such purpose within such period;

(F) an amount equal to the aggregate sum remaining borrowed or secured by any company becoming a subsidiary undertaking of the Company immediately after it becomes such a subsidiary undertaking, at the time it becomes such a subsidiary undertaking and for a period of six months thereafter, and an amount equal to the aggregate sum remaining secured on any assets acquired by any member of the Group immediately after such acquisition, at the time of such acquisition and for a period of six months thereafter;

(G) the amount by which monies borrowed or secured is increased by a change in currency exchange rates; any such amount shall until the completion of the audited balance sheet for the financial year in which such increase occurs be deducted in calculating the aggregate amount from time to time outstanding of all monies borrowed or secured; and

(H) monies borrowed or secured for the purpose of financing any contract in respect of which any part of the price receivable by that member or any other member of the Group is guaranteed or insured by the Export Credits Guarantee Department, or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(iii) **audited balance sheet** means the audited balance sheet of the Company prepared for the purposes of the Statutes or, if an audited consolidated balance sheet of the Company and its subsidiary undertakings (with such exceptions as may be permitted in the case of a consolidated balance sheet prepared for the purposes of the Statutes) has been prepared for those purposes for the same financial year, means that audited consolidated balance sheet in which event all references to reserves and profit and loss account shall be deemed to be references to consolidated reserves and consolidated profit and loss account respectively and there shall be excluded any amounts attributable to outside interests in subsidiary undertakings;

(iv) the Company may from time to time change the accounting convention on which the audited balance sheet is based, provided that any new convention adopted complies with the requirements of the Statutes; if the Company should prepare its main audited balance sheet on the basis of one such convention, but a supplementary audited balance sheet or statement on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet for the purposes of this article; and

(v) **Group** means the Company and its subsidiary undertakings (if any) other than those subsidiary undertakings authorised or required to be excluded from consolidation in the Company's group accounts pursuant to section 229 of the Act.

(d) The certificate of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned. Nevertheless the board may act in reliance on a *bona fide* estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit contained in this Article is inadvertently exceeded, an amount of borrowings equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a report of the Auditors or otherwise the board became aware that such a situation has or may have arisen.

(e) Notwithstanding the foregoing, no lender or other person dealing with the Company shall be concerned to see or inquire whether the limit imposed by this Article is observed and no borrowing incurred or security given in excess of such limit shall be invalid or ineffectual, except in the case of express notice to the lender or the recipient of the security at the time when the borrowing was incurred or the security given that the limit imposed by this Article had been or was thereby exceeded.

71. Power to appoint a president

(a) The board may appoint any person who, in its opinion, has rendered outstanding services to the Company to be president of the Company and may remove any person so appointed.

(b) The president need not be a director of the Company and shall not by reason only of his being president be deemed to be a director or an officer of the Company for the purposes of the Statutes, but shall in any case be entitled to notice of and to attend and speak at all board meetings and general meetings. The president shall not, unless he is also a director, be entitled to vote at board meetings.

(c) The remuneration and other terms and conditions of any such appointment shall be fixed by the board.

DELEGATION OF BOARD'S POWERS

72. Delegation to individual directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions as it thinks fit and may revoke or vary all or any of them, but no person dealing in good faith shall be affected by any revocation or variation.

73. Committees

(a) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee consisting of such person or persons (whether directors or not) as it thinks fit, provided that the majority of the members of the committee are directors and that no meeting of the committee shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors. The board may make any such delegation on such terms and conditions as it thinks fit and may revoke or vary any such delegation and discharge any committee wholly or in part, but no person dealing in good faith shall be affected by any revocation or variation. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may be imposed on it by the board.

(b) The proceedings of a committee with two or more members shall be governed by any regulations imposed on it by the board and (subject to such regulations) by these articles regulating the proceedings of the board so far as they are capable of applying.

74. **Local boards**

(a) The board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the United Kingdom or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration.

(b) The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

(c) Any appointment or delegation under this article may be made on such terms and subject to such conditions as the board thinks fit and the board may remove any person so appointed, and may revoke or vary any delegation, but no person dealing in good faith shall be affected by the revocation or variation.

75. **Powers of attorney**

The board may by power of attorney or otherwise appoint any person to be the agent of the Company on such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The board may remove any person appointed under this article and may revoke or vary the delegation, but no person dealing in good faith shall be affected by the revocation or variation.

DIRECTORS' INTERESTS

76. **Directors' interests and voting**

(a) Subject to the Statutes, a director shall not be disqualified by his office from entering into any contract with the Company, either with regard to his tenure of any office or position in the management, administration or conduct of the business of the Company or as vendor, purchaser or otherwise. Subject to the interest of the director being duly declared, a contract entered into by or on behalf of the Company in which any director is in any way interested shall not be liable to be avoided, nor shall any director so interested be liable to account to the Company for any benefit resulting from the contract, by reason of the director holding that office or of the fiduciary relationship established by his holding that office.

(b) A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period (subject to the Statutes) and upon such terms as the board may decide and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, either in addition to or in lieu of any remuneration under any other provision of these articles.

(c) A director may be or become a member or director of, or hold any other office or place of profit under, or otherwise be interested in, any other company in which the Company may be interested and shall not be liable to account to the Company for any benefit received by him as a member or director of, or holder of any other office or place of profit under, or his other interest in, that company.

(d) The board may cause the voting rights conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of that other company to be exercised in such manner in all respects as it thinks fit (including the exercise of voting rights in favour of any resolution appointing the directors or any of them as directors or officers of the other company or voting or providing for the payment of any benefit to the directors or officers of the other company).

(e) A director may act by himself or his firm in a professional capacity for the Company (except as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(f) The board may purchase and maintain for or for the benefit of any person who holds or has at any time held a relevant office insurance against any liability incurred by him in respect of any act or omission in the actual or purported discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his holding of a relevant office; and for this purpose **relevant office** means that of director, officer (excluding an auditor) or employee in relation to the Company or any company which is or was a subsidiary undertaking of or associated with the Company or any predecessor in business of the Company or any such subsidiary undertaking or associated company, or that of trustee of any pension fund or retirement, death or disability scheme for the benefit of any employee of the Company or any such subsidiary undertaking or associated company.

(g) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the board meeting at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first board meeting after he knows that he is or has become so interested. For the purposes of this article, a general notice given to the board by a director to the effect that:

(i) he is a member of a specified company or firm and is to be regarded as interested in any other contract which may after the date of the notice be made with that company or firm; or

(ii) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract but no such notice shall be effective unless either it is given at a board meeting or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(h) A director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, those proposals may be divided and a separate resolution may be put in relation to each director and in that case each of the directors concerned (if not otherwise debarred from voting under this article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns his own appointment or the termination of his own appointment.

(i) A director shall also not vote (or be counted in the quorum at a meeting) in relation to any resolution relating to any contract or arrangement or other proposal in which he has an interest which (together with any interest of any connected person of his) is to his knowledge a material interest and, if he purports to do so, his vote shall not be counted, but this prohibition shall not apply and a director may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

(i) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company;

(ii) the giving of any guarantee, security or indemnity in respect of:

(A) money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or

(B) a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

(iv) any contract concerning any other company in which he and any connected persons do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Act) representing 1% or more of any class of the equity share capital of that company or of the voting rights available to members of that company;

(v) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vi) the purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors.

For the purposes of this paragraph a person is a **connected person** in relation to a director if that person is deemed to be connected with that director within the meaning of section 346 of the Act.

(j) In the case of an alternate director, an interest of his appointor shall be treated as an interest of the alternate in addition to any interest which the alternate otherwise has.

(k) If any question arises at any meeting as to the materiality of an interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote and the question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned, so far as known to him, has not been fairly disclosed. If any question shall arise in respect of the chairman of the meeting and is not resolved by his voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chairman, so far as known to him, has not been fairly disclosed.

(l) In this article references to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(m) The Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not duly authorised by reason of a contravention of this article.

PROCEEDINGS OF THE BOARD

77. *Board meetings*

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary at the request of a director at any time shall, summon a board meeting.

78. Notice of board meetings

Notice of a board meeting may be given to a director personally or by word of mouth or given in writing or by electronic means to him at such address as he may from time to time specify for this purpose (or if he does not specify an address, at his last known address). A director may waive notice of any meeting either prospectively or retrospectively.

79. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the end of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

80. Chairman or deputy chairman to preside

(a) The board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

(b) The chairman, or failing him any deputy chairman (the longest in office taking precedence, if more than one is present), shall, if present and willing, preside at all board meetings but, if no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the meeting, the directors present shall choose one of their number to act as chairman of the meeting.

81. Competence of board meetings

A board meeting at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the board.

82. Voting

Questions arising at any board meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

83. Telephone board meeting

(a) A board meeting may consist of a conference between directors some or all of whom are in different places provided that each director may participate in the business of the meeting whether directly, by telephone or by any other electronic means which enables him:

(i) to hear each of the other participating directors addressing the meeting; and

(ii) if he so wishes, to address all of the other participating directors simultaneously.

(b) A quorum is deemed to be present if at least the number of directors required to form a quorum, subject to the provisions of article 68, may participate in the manner specified above in the business of the meeting.

(c) A board meeting held in this way is deemed to take place at the place where the largest group of participating directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates.

84. Resolutions without meetings

A resolution which is signed or approved by all the directors entitled to vote on that resolution shall be as valid and effectual as if it had been passed at a board meeting duly called and constituted. The resolution may be contained in one document or electronic communication or in several documents or electronic communications in like form, each signed or approved by one or more of the directors concerned. For the purpose of this article:

(i) the signature or approval of an alternate director (if any) shall suffice in place of the signature of the director appointing him; and

(ii) the approval of a director or alternate director shall be given in writing or by electronic means.

85. Validity of acts of directors in spite of formal defect

All acts *bona fide* done by a meeting of the board, or of a committee, or by any person acting as a director or a member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or of the person so acting, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a director and had continued to be a director or member of the committee and had been entitled to vote.

86. Minutes

The board shall cause minutes to be made in books kept for the purpose:

(i) of all appointments of officers made by the board;

(ii) of the names of all the directors present at each meeting of the board and of any committee; and

(iii) of all resolutions and proceedings of all meetings of the Company and of any class of members, and of the board and of any committee.

SECRETARY

87. Secretary

(a) Subject to the Statutes, the secretary shall be appointed by the board at such remuneration and upon such terms as it thinks fit. If thought fit, two or more persons may be appointed as joint secretaries with the power to act jointly and severally. Any secretary so appointed may be removed by the board (without prejudice to any claim for damages between such person and the Company).

(b) The board may from time to time appoint an assistant or deputy secretary who, during such time as there may be no secretary or no secretary capable of acting, may act as secretary and do any act authorised or required by these Articles or by law to be done by the secretary. The signature of any document as secretary by such assistant or deputy secretary shall be conclusive evidence (without invalidating that signature for any purpose) that at the time of signature there was no secretary or no secretary capable of acting.

SHARE CERTIFICATES

88. Issue of share certificates

(a) A person whose name is entered in the register as the holder of any certificated shares shall be entitled (unless the conditions of issue otherwise provide) to receive one certificate for those shares, or one certificate for each class of those shares and, if he transfers part of the shares represented by a certificate in his name, or elects to hold part in uncertificated form, to receive a new certificate for the balance of those shares.

(b) In the case of joint holders, the Company shall not be bound to issue more than one certificate for all the shares in any particular class registered in their joint names, and delivery of a certificate for a share to any one of the joint holders shall be sufficient delivery to all.

(c) A share certificate shall be issued under seal or signed by at least one director and the secretary or by at least two directors (which may include any signature being applied mechanically or electronically). A share certificate shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. Any certificate so issued shall, as against the Company, be prima facie evidence of title of the person named in that certificate to the shares comprised in it.

(d) A share certificate may be given to a member in accordance with the provisions of these articles on notices.

89. Charges for and replacement of certificates

(a) Except as expressly provided to the contrary in these articles, no fee shall be charged for the issue of a share certificate.

(b) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate issued.

(c) If any member surrenders for cancellation a certificate representing shares held by him and requests the Company to issue two or more certificates representing those shares in such proportions as he may specify, the board may, if it thinks fit, comply with the request on payment of such fee (if any) as the board may decide.

(d) If a certificate is damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued on compliance with such conditions as to evidence, indemnity and security for such indemnity as the board may think fit and on payment of any exceptional expenses of the Company incidental to its investigation of the evidence and preparation of the indemnity and security and, if damaged or defaced, on delivery up of the old certificate.

(e) In the case of joint holders of a share a request for a new certificate under any of the preceding paragraphs of this article may be made by any one of the joint holders unless the certificate is alleged to have been lost, stolen or destroyed.

LIEN ON SHARES

90. Lien on partly paid shares

(a) The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether or not due) in respect of that share. The lien shall extend to every amount payable in respect of that share.

(b) The board may at any time either generally or in any particular case declare any share to be wholly or partly exempt from this article. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company's lien (if any) on that share.

91. Enforcement of lien

(a) The Company may sell any share subject to a lien in such manner as the board may decide if an amount payable on the share is due and is not paid within 14 clear days after a notice has been given to the holder or any person entitled by transmission to the share demanding payment of that amount and giving notice of intention to sell in default.

(b) To give effect to any sale under this article, the board may authorise some person to transfer the share sold to, or as directed by, the purchaser. The purchaser shall not be bound to see to the application of the purchase money nor shall the title of the new holder to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale.

(c) The net proceeds of the sale, after payment of the costs of such sale, shall be applied in or towards satisfaction of the amount due and any residue shall (subject to a like lien for any amounts not presently due as existed on the share before the sale), on surrender, in the case of shares held in certificated form, of the certificate for the shares sold, be paid to the holder or person entitled by transmission to the share immediately before the sale.

CALLS ON SHARES

92. Calls

(a) Subject to the terms of allotment, the board may make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal amount or premium) and each member shall (subject to his receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide.

(b) Any call may be made payable in one sum or by instalments and shall be deemed to be made at the time when the resolution of the board authorising that call is passed.

(c) A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

(d) The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.

93. Interest on calls

If a call is not paid before or on the due date for payment, the person from whom it is due shall pay interest on the amount unpaid, from the due date for payment to the date of actual payment, at such rate as the board may decide, but the board may waive payment of the interest, wholly or in part.

94. Sums treated as calls

A sum which by the terms of allotment of a share is payable on allotment, or at a fixed time, or by instalments at fixed times, shall for all purposes of these articles be deemed to be a call duly made and payable on the date or dates fixed for payment and, in case of non-payment, these articles shall apply as if that sum had become payable by virtue of a call.

95. Power to differentiate

On any allotment of shares the board may make arrangements for a difference between the allottees or holders of the shares in the amounts and times of payment of calls on their shares.

96. Payment of calls in advance

The board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the board and the member paying the sum in advance.

FORFEITURE OF SHARES

97. Notice of unpaid calls

(a) If the whole or any part of any call or instalment remains unpaid on any share after the due date for payment, the board may give a notice to the holder requiring him to pay so much of the call or instalment as remains unpaid, together with any accrued interest.

(b) The notice shall state a further day, being not less than 14 clear days from the date of the notice, on or before which, and the place where, payment is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the share in respect of which the call was made or instalment is payable will be liable to be forfeited.

(c) The board may accept a surrender of any share liable to be forfeited.

98. Forfeiture on non-compliance with notice

(a) If the requirements of a notice given under the preceding article are not complied with, any share in respect of which it was given may (before the payment required by the notice is made) be forfeited by a resolution of the board. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited share and not actually paid before the forfeiture.

(b) If a share is forfeited, notice of the forfeiture shall be given to the person who was the holder of the share or (as the case may be) the person entitled to the share by transmission, and an entry that notice of the forfeiture has been given, with the relevant date, shall be made in the register; but no forfeiture shall be invalidated by any omission to give such notice or to make such entry.

99. Power to annul forfeiture or surrender

The board may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon payment of all calls and interest due on or incurred in respect of the share and on such further conditions (if any) as it thinks fit.

100. Disposal of forfeited or surrendered shares

(a) Every share which is forfeited or surrendered shall become the property of the Company and (subject to the Statutes) may be sold, re-allotted or otherwise disposed of, upon such terms and in such manner as the board shall decide either to the person who was before the forfeiture the holder of the share or to any other person and whether with or without all or any part of the amount previously paid up on the share being credited as so paid up. The board may for the purposes of a disposal authorise some person to transfer the forfeited or surrendered share to, or in accordance with the directions of, any person to whom the same has been disposed of.

(b) A statutory declaration by a director or the secretary that a share has been forfeited or surrendered on a specified date shall, as against all persons claiming to be entitled to the share, be conclusive evidence of the facts stated in it and shall (subject to the execution of any necessary transfer) constitute a good title to the share. The person to whom the share has been disposed of shall not be bound to see to the application of the consideration for the disposal (if any) nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings connected with the forfeiture, surrender, sale, re-allotment or disposal of the share.

101. Arrears to be paid notwithstanding forfeiture or surrender

A person any of whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered share and shall, in the case of shares held in certificated form, surrender to the Company for cancellation any certificate for the share forfeited or surrendered, but shall remain liable (unless payment is waived in whole or in part by the board) to pay to the Company all moneys payable by him on or in respect of that share at the time of forfeiture or surrender, together with interest from the time of forfeiture or surrender until payment at such rate as the board shall decide, in the same manner as if the share had not been forfeited or surrendered. He shall also be liable to satisfy all the claims and demands (if any) which the Company might have enforced in respect of the share at the time of forfeiture or surrender. No deduction or allowance shall be made for the value of the share at the time of forfeiture or surrender or for any consideration received on its disposal.

SEAL

102. Seal

(a) The Company may exercise the powers conferred by the Statutes with regard to having official seals and those powers shall be vested in the board.

(b) The board shall provide for the safe custody of every seal of the Company.

(c) A seal shall be used only by the authority of the board or a duly authorised committee but that authority may consist of an instruction or approval given in writing or by electronic means by a majority of the directors or of the members of a duly authorised committee.

(d) The board may determine who shall sign any instrument to which a seal is applied, either generally or in relation to a particular instrument or type of instrument, and may also determine, either generally or in any particular case, that such signatures shall be dispensed with.

(e) Unless otherwise decided by the board:

(i) certificates for shares, debentures or other securities of the Company issued under seal need not be signed; and

(ii) every other instrument to which a seal is applied shall be signed by at least one director and the secretary or by at least two directors.

DIVIDENDS

103. Declaration of dividends by the Company

The Company may, by ordinary resolution, declare a dividend to be paid to the members, according to their respective rights and interests in the profits, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the board.

104. Fixed and interim dividends

The board may pay such interim dividends as appear to the board to be justified by the financial position of the Company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the Company, in the opinion of the board, justifies its payment. If the board acts in good faith, none of the directors shall incur any liability to the holders of shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

105. Calculation and currency of dividends

(a) Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(ii) all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends may be declared or paid in any currency.

(b) The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

106. Method of payment

(a) The Company may pay any dividend or other sum payable in respect of a share:

(i) by cheque or dividend warrant payable to the holder (or, in the case of joint holders, the holder whose name stands first in the register in respect of the relevant share) or to such other person as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(ii) by a bank or other funds transfer system or by such other electronic means (including, in the case of an uncertificated share, a relevant system) to such account as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(iii) in such other way as may be agreed between the Company and the holder (or, in the case of joint holders, all such holders).

(b) Any such cheque or dividend warrant may be sent by post to the registered address of the holder (or, in the case of joint holders, to the registered address of that person whose name stands first in the register in respect of the relevant share) or to such other address as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose.

(c) Every cheque or warrant is sent, and payment in any other way is made, at the risk of the person or persons entitled to it and the Company will not be responsible for any sum lost or delayed when it has sent or transmitted the sum in accordance with these articles. Clearance of a cheque or warrant or transmission of funds through a bank or other funds transfer system or by such other electronic means as is permitted by these articles shall be a good discharge to the Company.

(d) Any joint holder or other person jointly entitled to any share may give an effective receipt for any dividend or other sum paid in respect of the share.

(e) Any dividend or other sum payable in respect of any share may be paid to a person or persons entitled by transmission to that share as if he or they were the holder or joint holders of that share and his address (or the address of the first named of two or more persons jointly entitled) noted in the register were the registered address.

107. Dividends not to bear interest

No dividend or other moneys payable by the Company on or in respect of any share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

108. Calls or debts may be deducted from dividends

The board may deduct from any dividend or other moneys payable to any person (either alone or jointly with another) on or in respect of a share all such sums as may be due from him (either alone or jointly with another) to the Company on account of calls or otherwise in relation to shares of the Company.

109. Unclaimed dividends etc

All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the board for the benefit of the Company until claimed. All dividends unclaimed for a period of 12 years after having been declared shall be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend, interest or other sum payable by the Company on or in respect of any share into a separate account shall not constitute the Company a trustee in respect of it.

110. Uncashed dividends

If:

(i) a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these articles is left uncashed or is returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person; or

(ii) such a payment is left uncashed or returned to the Company on two consecutive occasions,

the Company shall not be obliged to send any dividends or other sums payable in respect of that share to that person until he notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

111. Dividends *in specie*

(a) With the authority of an ordinary resolution of the Company and on the recommendation of the board, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company.

(b) Where any difficulty arises with the distribution, the board may settle the difficulty as it thinks fit and, in particular, may issue fractional certificates (or ignore fractions), fix the value for distribution of the specific assets or any part of them, determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution and vest any of the specific assets in trustees on such trusts for the persons entitled to the dividend as the board may think fit.

112. Scrip dividends

(a) The board may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive further ordinary shares, credited as fully paid, instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution (a **scrip dividend**) in accordance with the following provisions of this article.

(b) The ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than five years after the date of the meeting at which the ordinary resolution is passed.

(c) The basis of allotment shall be decided by the board so that, as nearly as may be considered convenient, the value of the further ordinary shares, including any fractional entitlement, is equal to the amount of the cash dividend which would otherwise have been paid (disregarding the amount of any associated tax credit).

(d) For the purposes of paragraph (c) above the value of the further ordinary shares shall be:

 (i) equal to the average middle-market quotation for a fully paid share of the relevant class, adjusted if necessary for the proposed dividend, as shown in the London Stock Exchange Daily Official List or as established from such other source as the board considers appropriate for the five business days immediately preceding or following the announcement of the cash dividend to which the scrip dividend relates, as the board may decide; or

 (ii) calculated in such manner as may be determined by or in accordance with the ordinary resolution.

(e) The board shall give notice to the holders of ordinary shares of their rights of election in respect of the scrip dividend and shall specify the procedure to be followed in order to make an election.

(f) The dividend or that part of it in respect of which an election for the scrip dividend is made shall not be paid and instead further ordinary shares shall be allotted in accordance with elections duly made and the board shall capitalise a sum equal to the aggregate nominal amount of the shares to be allotted out of such sums available for the purpose as the board may consider appropriate.

(g) The further ordinary shares so allotted shall rank *pari passu* in all respects with the fully paid ordinary shares then in issue except as regards participation in the relevant dividend.

(h) The board may decide that the right to elect for any scrip dividend shall not be made available to members resident in any territory where, in the opinion of the board, compliance with local laws or regulations would be unduly onerous.

(i) The board may do all acts and things as it considers necessary or expedient to give effect to the provisions of a scrip dividend election and the issue of any ordinary shares in accordance with the provisions of this article, and may make such provisions as it thinks fit for the case of shares becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than to the members concerned). To the extent that the entitlement of any holder of ordinary shares in respect of any dividend is less than the value of one new ordinary share (as determined for the basis of any scrip dividend) the board may also from time to time establish or vary a procedure for such entitlement to be accrued and aggregated with any similar entitlement for the purposes of any subsequent scrip dividend.

(j) The board may from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may, in respect of any future dividends for which a right of election pursuant to this article is offered, elect to receive ordinary shares in lieu of such dividend on the terms of such mandate.

(k) The board shall not make a scrip dividend available unless the Company has sufficient unissued shares and undistributed profits or reserves to give effect to elections which could be made to receive that scrip dividend.

CAPITALISATION OF RESERVES

113. Capitalisation of reserves

(a) The board may, with the authority of an ordinary resolution of the Company:

(i) resolve to capitalise any sum standing to the credit of any reserve account of the Company (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and

(ii) appropriate that sum as capital to the holders of ordinary shares in proportion to the nominal amount of the ordinary share capital held by them respectively and apply that sum on their behalf in paying up in full any unissued shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued shares in the Company held by them respectively, or otherwise deal with such sum as directed by the resolution provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up unissued shares to be allotted credited as fully paid up.

(b) Where any difficulty arises in respect of any distribution of any capitalised reserve or other sum, the board may settle the difficulty as it thinks fit and in particular may make such provisions as it thinks fit in the case of shares or debentures becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than the members concerned) or ignore fractions and may fix the value for distribution of any fully paid up shares or debentures and may determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution, and may vest any shares or debentures in trustees upon such trusts for the persons entitled to share in the distribution as the board may think fit.

(c) The board may also authorise any person to sign on behalf of the persons entitled to share in the distribution a contract for the acceptance by those persons of the shares or debentures to be allotted to them credited as fully paid under a capitalisation and any such contract shall be binding on all those persons.

114. Capitalisation of reserves - employees' share schemes

(a) This article (which is without prejudice to the generality of the provisions of the immediately preceding article) applies:

(i) where a person is granted pursuant to an employees' share scheme a right to subscribe for shares in the Company in cash at a subscription price less than their nominal value; and

(ii) where, pursuant to an employees' share scheme, the terms on which any person is entitled to subscribe in cash for shares in the Company are adjusted as a result of a capitalisation issue, rights issue or other variation of capital so that the subscription price is less than their nominal value.

(b) In any such case the board:

(i) shall transfer to a reserve account a sum equal to the deficiency between the subscription price and the nominal value of the shares (the **cash deficiency**) from the profits or reserves of the Company which are available for distribution and not required for the payment of any preferential dividend; and

(ii) (subject to paragraph (d) below) shall not apply that reserve account for any purpose other than paying up the cash deficiency upon the allotment of those shares.

(c) Whenever the Company is required to allot shares pursuant to such a right to subscribe, the board shall (subject to the Statutes) appropriate to capital out of the reserve account an amount equal to the cash deficiency applicable to those shares, apply that amount in paying up the deficiency on the nominal value of those shares and allot those shares credited as fully paid to the person entitled to them.

(d) If any person ceases to be entitled to subscribe for shares as described above, the restrictions on the reserve account shall cease to apply in relation to such part of the account as is equal to the amount of the cash deficiency applicable to those shares.

(e) No right shall be granted under any employees' share scheme under paragraph (a)(i) above and no adjustment shall be made as mentioned in paragraph (a)(ii) above unless there are sufficient profits or reserves of the Company available for distribution and not required for the payment of any preferential dividend to permit the transfer to a reserve account in accordance with this article of an amount sufficient to pay up the cash deficiency applicable to the shares concerned.

RECORD DATES

115. Fixing of record dates

(a) Notwithstanding any other of these articles, but without prejudice to any rights attached to any shares, the Company or the board may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

(b) In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made.

ACCOUNTS

116. Accounting records

(a) The board shall cause accounting records of the Company to be kept in accordance with the Statutes.

(b) No member (as such) shall have any right of inspecting any account, book or document of the Company, except as conferred by law or authorised by the board or by any ordinary resolution of the Company.

NOTICES

117. Form of notices

(a) Subject to the Statutes and except where otherwise expressly stated, any notice to be given to or by any person under these articles shall be in writing or, subject to paragraph (b), contained in an electronic communication.

(b) The board may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as it thinks fit for verifying the authenticity or integrity of any such electronic communication. A notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the board.

118. Manner of giving notices

(a) A notice in writing, document or other communication may be given or served by the Company to any member either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address.

(b) Subject to the Statutes, a notice, document or other communication may be given by the Company to any member by electronic means to such address as may from time to time be authorised by the member concerned or by publishing it on a web site and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

(c) In the case of joint holders of a share, any notice, document or other communication given or served by the Company in any manner permitted by these articles to the joint holder who is named first in the register in respect of the joint holding shall be deemed to be given to all other holders of the share.

(d) A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address but, unless he does so, shall not be entitled to receive any notice from the Company.

119. Notice by advertisement

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national

newspaper. In any such case the Company shall send confirmatory copies of the notice by post to those members to whom notice cannot be given by electronic means if at least six clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

120. When notice is deemed given

(a) Any notice in writing, document or other communication, if sent by first class post, shall be deemed to have been given on the day following that on which the envelope containing it is put into the post, or, if sent by second class post, shall be deemed to have been given on the second day following that on which the envelope containing it is put into the post and in proving that a notice, document or other communication has been given it shall be sufficient to prove that the letter, envelope or wrapper containing the notice, document or other communication was properly addressed, prepaid and put into the post.

(b) Any notice in writing, document or other communication not sent by post but left at a registered address or address at which a notice, document or other communication may be given shall be deemed to have been given on the day it was so left.

(c) Any notice, document or other communication, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company.

(d) Where notice is given by way of newspaper advertisement, such notice shall be deemed to have been given to each member or person entitled to receive it at 12.00 p.m. on the day when the advertisement appears or, if it appears on different days, at 12.00 p.m. on the first of the days when it appears.

(e) A member present, either in person or by proxy, at any meeting of the Company or class of members of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which the meeting was convened.

(f) Every person who becomes entitled to a share shall be bound by every notice (other than a notice in accordance with section 212 of the Act) in respect of that share which before his name is entered in the register was given to the person from whom he derives his title to the share.

121. Record date for giving notices

(a) For the purposes of giving notices of meetings, documents or other communications, whether under section 370(2) of the Act, any other Statute, a provision in these articles or any other instrument, the Company may determine that persons entitled to receive such notices, documents or other communications are those persons entered on the register at the close of business on a day determined by it.

(b) The day determined by the Company under paragraph (a) above may not be more than 15 days before the day that the notice of the meeting, document or other communication is given.

122. Notice to person entitled by transmission

Where a person is entitled by transmission to a share, any notice or other communication shall be given to him, as if he were the holder of that share and his address noted in the register were his registered address. In any other case, any notice or other communication given to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether

or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly given in respect of any share registered in the name of that member as sole or joint holder.

UNTRACED MEMBERS

123. Sale of shares of untraced members

(a) The Company may sell, in such manner as the board may decide and at the best price it considers to be reasonably obtainable at that time, any share of a member, or any share to which a person is entitled by transmission if:

(i) during a period of 12 years at least three cash dividends have become payable in respect of the share to be sold and have been sent by the Company in accordance with these articles;

(ii) during that period of 12 years no cash dividend payable in respect of the share has been claimed, no cheque, warrant, order or other payment for a dividend has been cashed, no dividend sent by means of a funds transfer system has been paid and no communication has been received by the Company from the member or the person entitled by transmission to the share;

(iii) on or after the expiry of that period of 12 years the Company has published advertisements both in a national newspaper and in a newspaper circulating in the area in which the last known address of the member or person entitled by transmission to the share or the address at which notices may be given in accordance with these articles is located, in each case giving notice of its intention to sell the share; and

(iv) during the period of three months following the publication of those advertisements and after that period until the exercise of the power to sell the share, the Company has not received any communication from the member or the person entitled by transmission to the share.

(b) The Company's power of sale shall extend to any further share which, on or before the date of publication of the first of any advertisement pursuant to subparagraph (a)(iii) above, is issued in right of a share to which paragraph (a) applies (or in right of any share to which this paragraph applies) if the conditions set out in subparagraphs (a)(ii) to (iv) are satisfied in relation to the further share (but as if the references to a period of 12 years were references to a period beginning on the date of allotment of the further share and ending on the date of publication of the first of the advertisements referred to above).

(c) To give effect to any sale, the board may authorise some person to transfer the share to, or as directed by, the purchaser, who shall not be bound to see to the application of the purchase money; nor shall the title of the new holder to the share be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

124. Application of proceeds of sale

(a) The Company shall account to the person entitled to the share at the date of sale for a sum equal to the net proceeds of sale and shall be deemed to be his debtor, and not a trustee for him, in respect of them.

(b) Pending payment of the net proceeds of sale to such person, the proceeds may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company, if any) as the board may from time to time decide.

(c) No interest shall be payable in respect of the net proceeds and the Company shall not be required to account for any moneys earned on the net proceeds.

DESTRUCTION OF DOCUMENTS

125. Destruction of documents

(a) The board may authorise or arrange the destruction of documents held by the Company as follows:

(i) at any time after the expiration of six years from the date of registration, all instruments of transfer of shares and all other documents transferring or purporting to transfer shares or representing or purporting to represent the right to be registered as the holder of shares on the faith of which entries have been made in the register;

(ii) at any time after the expiration of one year from the date of cancellation, all registered share certificates which have been cancelled;

(iii) at any time after the expiration of two years from the date of recording them, all dividend mandates and notifications of change of address; and

(iv) at any time after the expiration of one year from the date of actual payment, all paid dividend warrants and cheques.

(b) It shall conclusively be presumed in favour of the Company that:

(i) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(ii) every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(iii) every share certificate so destroyed was a valid certificate duly and properly cancelled;

(iv) every other document mentioned in paragraph (a) above so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books and records of the Company; and

(v) every paid dividend warrant and cheque so destroyed was duly paid.

(c) The provisions of paragraph (b) above shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant.

(d) Nothing in this article shall be construed as imposing on the Company or the board any liability in respect of the destruction of any document earlier than as stated in (a) above or in any other circumstances in which liability would not attach to the Company or the board in the absence of this article.

(e) References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

126. Powers to distribute *in specie*

If the Company is in liquidation, the liquidator may, with the authority of an extraordinary resolution of the Company and any other authority required by the Statutes:

(i) divide among the members *in specie* the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members; or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like sanction, shall think fit but no member shall be compelled to accept any assets upon which there is any liability.

INDEMNITY

127. Indemnity of officers

Subject to the provisions of the Statutes, but without prejudice to any indemnity to which an Indemnitee might otherwise be entitled, the Company may indemnify any director, secretary or other officer of the Company, but not the auditors (in this Article 127 and Article 128, an **Indemnitee**) out of the assets of the Company against all costs, charges, expenses, liabilities and losses incurred or suffered by such Indemnitee in or about the actual or purported execution or exercise or discharge of his powers, duties or authorities or otherwise in connection with his powers, duties, authorities or office.

128. Funding of expenses

Subject to the provisions of the Statutes, but without prejudice to any indemnity to which an Indemnitee might otherwise be entitled, the Company may provide funds to an Indemnitee to meet expenditure incurred or to be incurred by him in defending criminal or civil proceedings, or in connection with any application under the Act, in advance of its final disposition.

129. Power to insure

Subject to the Statutes, the board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer or employee, but not an auditor, of the Company or of any subsidiary undertaking of the Company or in which the Company has an interest (whether direct or indirect) or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such subsidiary undertaking is or has been interested, indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as director, officer, employee or trustee.

No: 30470

THE COMPANIES ACTS

COMPANY LIMITED BY SHARES

ORDINARY

and

SPECIAL RESOLUTIONS

of

COBHAM PLC

Passed on 8th June 2005

At the ANNUAL GENERAL MEETING of the above-named company duly convened and held on 8th June 2005 the following resolutions were duly passed, resolution number 10 as an ordinary resolution and resolution numbers 8, 9 and 11 as special resolutions:

ORDINARY RESOLUTION

10. THAT the directors be and they are hereby generally and unconditionally authorised, in accordance with section 80 of the Companies Act 1985, to exercise all powers of the company to allot relevant securities as defined for the purposes of that section up to an aggregate nominal amount of £9,013,047 provided that this authority shall (unless previously revoked or renewed) expire at the conclusion of the next annual general meeting of the company after the passing of this resolution or fifteen months after the passing of this resolution (whichever is the earlier) but so that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and further that the authority to allot relevant securities contained in resolution 13 passed at the annual general meeting of the company held on 16 June 2004 shall cease to have effect.

SPECIAL RESOLUTIONS

8. THAT the regulations contained in the document submitted to the meeting and for the purpose of identification signed by the chairman be approved

and adopted as articles of association of the company in substitution for and to the exclusion of the existing articles of association.

9. THAT in accordance with the company's articles of association, the company be and is generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the company and, subject to the passing of resolution 7 and with effect from 8 July 2005, ordinary shares of 2.5p each in the capital of the company (Ordinary Shares) on such terms and in such manner as the directors of the company may from time to time determine provided that:

 (i) the maximum number of Ordinary Shares that may be purchased under this authority is 11,186,781 or, subject to the passing of resolution 7 and with effect from 8 July 2005, 111,867,810;

 (ii) the maximum price which may be paid for an Ordinary Share purchased under this authority is an amount equal to 105 per cent. of the average of the middle market prices shown in the quotations for Ordinary Shares in the London Stock Exchange Daily Official List for the five business days preceding the day on which that Ordinary Share is purchased and the minimum price which may be paid per Ordinary Share is the nominal value of such Ordinary Share (in each case exclusive of expenses (if any) payable by the company);

 (iii) unless previously renewed, varied or revoked this authority will expire on 7 December 2006 or, if earlier, at the conclusion of the annual general meeting of the company to be held in 2006; and

 (iv) the company may make a contract or contracts to purchase Ordinary Shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority.

11. THAT the directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution 10 as if sub-section (1) of section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

 (i) to the allotment of equity securities in connection with an issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares held by them but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £1,398,347

and shall expire on the date of the next annual general meeting of the company after the passing of this resolution, or fifteen months after the passing of this resolution (whichever is the earlier), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

....................................
J M POPE
Company Secretary

Registered No: 30470

THE COMPANIES ACTS

COMPANY LIMITED BY SHARES

RESOLUTIONS

of

COBHAM PLC

(passed on 7 December 1995)

At an extraordinary general meeting of the Company duly convened and held on 7 December 1995 the following resolutions were duly passed, resolution numbered one as an ordinary resolution and resolution numbered two as a special resolution of the Company:

ORDINARY RESOLUTION

1. **THAT:**

(a) the acquisition by the Company of Westwind Air Bearings Limited pursuant to an agreement dated 14 November 1995 (the "Acquisition Agreement") as described in the circular to shareholders dated 14 November 1995 be and is hereby approved and that the directors of the Company or a duly authorised committee thereof be and are hereby authorised and directed to take all such steps and to do all such things, attend to all such acts including, without limitation, the signing and/or execution of any documents in connection with the Acquisition Agreement and the approval of any non-material amendments or variations to the Acquisition Agreement, in each case as they consider necessary, expedient or desirable to effect and complete such acquisition and any matters incidental thereto or connected therewith;

(b) subject to completion of the Acquisition Agreement, the authorised share capital of the Company be and is hereby increased from £25,000,000 to £31,000,000 by the creation of 24,000,000 new ordinary shares of 25p each to rank *pari passu* in all respects with existing ordinary shares of 25p each in the capital of the Company; and

(c) subject to completion of the Acquisition Agreement, the directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities in the capital of the Company in substitution for the authority granted at the annual general meeting of the Company on 29 June 1995, provided that:

(i) the maximum aggregate nominal amount of relevant securities that may be allotted under this authority shall be £11,227,476;

(ii) the date on which this authority shall expire (unless previously revoked, varied or renewed) shall be the date falling five years after the date of this resolution, but so as to enable the Company before such expiry to make an offer or agreement which would or might require relevant securities to be allotted after such expiry so that the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

(iii) for the purposes of this paragraph of this resolution words and expressions defined in the said section 80 shall bear the same meaning herein.

SPECIAL RESOLUTION

2. **THAT**, subject to and upon the Acquisition Agreement referred to in the resolution numbered 1 in the notice convening this meeting becoming unconditional in all respects, the amount standing to the credit of the share premium account of the Company be reduced by £43,609,202.59.

..
Chairman of the meeting

COBHAM PLC

SUBSTANTIAL SHAREHOLDERS LISTING 07.10.05

Notifications prior to sub division:

Organisation	Date of notice	No. of 25p shares at date of notice	No. of 2.5p shares post sub division	%
Aegon Asset Mgmt	12.05.05	5835765	58357650	5.2067
AXA Investment Managers UK Limited	21.01.05	4327395	43273950	3.8
Lloyds TSB	01.03.05	4486729	44867290	4
Sir Michael Cobham	08.02.05	4994100	49941000	4.47
Notifications post sub division:				
AVIVA plc	15.07.05	N/A	55320490	4.93
Legal & General Investment Management Limited	01.09.05	4488374	67406541	6

Register of Substantial Interests in Cobham plc at 07.10.05

Notifications prior to sub-division:

Interested Person & Share Class:	Nominee Shareholder	Date of notice	Date of Entry	No. of ord 2.5p shares	% Held as at Date of Notice
Aegon Asset Mgmt		12/05/2005	12/05/2005		
AEGON House, 3 Lochside Avenue *Edinburgh Park, Edinburgh EH12 9SA*					
Ordinary shares of 2.5p per share	Aegon Asset Management			58,357,650	
			Total:	**58,357,650**	5.2067%
AXA Investment Managers UK Limited		21/01/2005	21/01/2005		
7 Newgate Street *London EC1A 7NX*					
Ordinary shares of 2.5p per share	AXA France			43,273,950	
			Total:	**43,273,950**	3.8771%
Lloyds TSB Group plc		01/03/2005	02/03/2005		
4th Floor, 48 Chiswell Street *London EC1Y 4XX*					
Ordinary shares of 2.5p per share	Lloyds TSB Group plc			44,867,290	
			Total:	**44,867,290**	4.0201%
Sir Michael Cobham		08/02/2005	08/02/2005		
The Manor House, Martin *Fordingbridge, Hampshire SP6 3LN*					
Ordinary shares of 2.5p per share	Sir Michael Cobham			40,000,000	
	Productive Nominees			9,941,000	
			Total:	**49,941,000**	4.4745%

Register of Substantial Interests in Cobham plc at 07.10.05

Notifications prior to sub-division:

Interested Person & Share Class:	Nominee Shareholder	Date of notice	Date of Entry	No. of ord 2.5p shares	% Held as at Date of Notice
Notifications post sub division:					
		15/07/2005	15/07/2005		
AVIVA plc					
PO Box 89, Surrey Street *Norwich NR1 3DR*					
Ordinary shares of 2.5p per share	BNY Norwich Union (Nominees) Ltd			3,989,267	
	Chase GA Group nominees Limited			44,266,681	
	Chase Nominees Limited			1,268,930	
	CUIM Nominees Limited			5,795,612	
			Total:	**55,320,490**	4.9300%
Legal & General Investment Management Limited		01/09/2005	01/09/2005		
Bucklerbury House *3 Queen Victoria Street, London EC4N 8EL*					
Ordinary shares of 2.5p per share	HSBC Global Custody Nominee UK Limited			415,592	
	HSBC Global Custody Nominee UK Limited			785,550	
	HSBC Global Custody Nominee UK Limited			4,500,000	
	HSBC Global Custody Nominee UK Limited			3,690,400	
	HSBC Global Custody Nominee UK Limited			3,567,000	
	HSBC Global Custody Nominee UK Limited			2,600,000	
	HSBC Global Custody Nominee UK Limited			3,836,721	
	HSBC Global Custody Nominee UK Limited			4,345,940	
	HSBC Global Custody Nominee UK Limited			610,113	
	HSBC Global Custody Nominee UK Limited			792,000	
	HSBC Global Custody Nominee UK Limited			26,549,551	
	HSBC Global Custody Nominee UK Limited			194,000	
	HSBC Global Custody Nominee UK Limited			201,000	
	HSBC Global Custody Nominee UK Limited			2,590,192	
	HSBC Global Custody Nominee UK Limited			170,000	
	HSBC Global Custody Nominee UK Limited			8,705,179	
	HSBC Global Custody Nominee UK Limited			1,653,303	
	HSBC Global Custody Nominee UK Limited			1,050,000	
	HSBC Global Custody Nominee UK Limited			1,150,000	
			Total:	**67,406,541**	6.0000%

RECEIVED
2005 NOV -8 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Final Results
Released	07:00 10-Mar-05
Number	5625J

Cobham plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

Cobham plc, the Aerospace and Defence Company, today announces another set of strong results:

	2004	2003	Change
Orders received	£1,062.8m	£925.0m	+14.9%
Revenue	£983.0m	£832.6m	+18.1%
Underlying profit before tax (PBT)	£146.9m	£135.3m	+8.6%
Underlying earnings per share (EPS)	94.8p	93.5p	+1.4%
Basic earnings per share	76.0p	17.2p	+342.0%
Full year recommended dividend per share	31.0p	28.16p	+10.1%
Net cash generation from business	£65.6m	£49.7m	+32.0%

2004

- Record order intake
- Revenue growth driven by US demand and acquisitions
- Underlying operating margin 16%, PBT up 9% - after absorbing £11m impact from US$
- Like-for-like EPS* up 6%
- Strong cash generation with cash conversion at 82%
- Dividend per share up 10%
- Acquisitions made in 2003/4 adding value
- Chelton and Flight Operations & Services performing strongly
- Transition and investment in Aerospace Systems

2005

- Focus on mid-single digit organic growth
- Group margin expected to stabilise at 16%, despite known currency headwind
- Preferred bidder announced on Future Strategic Tanker Aircraft (FSTA)

Gordon Page, CBE, Chairman, commented:

"Cobham has delivered another set of strong results in a year where we have had challenges in Aerospace Systems. We are well positioned in growth markets where we continue to seek acquisitions that will enhance our product range and our capability to serve our customers. We look forward to achieving further progress in 2005."

10 March 2005

Throughout this document "underlying" is defined as excluding goodwill amortisation, and in 2003 exceptional loss on the disposal of Westwind, and £0.8m of restructuring costs in Racal Antennas

* Excluding FSTA bid costs and at constant translation exchange

Enquiries:

Cobham	Telephone +44 (0) 1202 882020

plc
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

College Hill Telephone +44 (0) 207 457 2020
Matthew Smallwood

RESULTS

Profit on ordinary activities before taxation increased by 131% to £125.9m (2003 – £54.5m). Earnings per share increased by 342% to 76.0p (2003 – 17.2p). The 2003 figures include the disposal of Westwind.

The 2004 results continue the Group's outstanding growth trend over the past two decades. Turnover for the year has increased by 18.1% to £983.0m (2003 – £832.6m). Operating profit before goodwill amortisation rose by 6.2% to £156.9m (2003 – £147.7m). Underlying profit before tax rose by 8.6% to £146.9m (2003 – £135.3m). Underlying earnings per share of 94.8p (2003 – 93.5p) were 1.4% higher than the previous year.

A final dividend of 21.8p per share is recommended (2003 – 19.8p). Together with the interim dividend of 9.2p per share (2003 – 8.36p) which was paid in December, this represents an increase of 10% compared to 2003. Subject to shareholders' approval, the final dividend will be paid on 4 July 2005 to all shareholders on the register at 3 June 2005. Cobham is one of the few UK quoted companies to have increased annual dividends at 10% or more, for a decade.

MARKET

The aerospace and defence market has continued to develop and grow during 2004. In the military market the key priorities now include increased interoperability, rapid reaction, precision strike and information superiority. These priorities have driven technology insertion into systems and sub-systems for network enabling capability, unmanned aerial vehicles, air refuelling and life support systems.

In the commercial market, airline traffic has returned to levels seen in 2000, and 2005 is expected to see a further increase. Our two major customers, Airbus and Boeing, are forecasting higher levels of output for 2005 with further potential increases in 2006. Three new commercial aircraft are on the horizon – Airbus A350, Boeing 787 and, potentially, the Bombardier C Series.

CORPORATE DEVELOPMENT

During the year the Group successfully pursued its strategy of sustained development through organic growth and acquisition. Six acquisitions were completed for a total consideration of £61m. In addition, in December, agreement was reached to acquire H Koch and Sons (Koch) for a cash consideration of US$63m and Remec Defense & Space Inc. (Remec) for a cash consideration of US$260m. Both of these acquisitions are expected to complete in the second quarter 2005, subject to certain approvals. Remec, in particular, positions the Group well in the network enabling capability market. Three further small acquisitions for the Chelton Group were announced in February 2005.

BUSINESS OVERVIEW

Cobham has had strong performance in 2004 with record order intake and strong revenue growth. Profitability in Chelton and Flight Operations & Services has shown good organic growth and Aerospace Systems has had a year of transition and investment. The fall in the dollar has slowed profit growth, but this has been partially offset by our currency hedging programme.

The award of preferred bidder status for FSTA is welcome. Our bid costs in 2004 for FSTA have been £2.3m (2003 - £1.2m). This is a Cobham wide programme. The costs incurred are not attributable to any particular division and are excluded from the segmental profits shown below.

Aerospace Systems Group**

	2004	2003
Revenue	£385.7m	£319.7m
Operating profit*	£62.2m	£66.2m
Margin	16.1%	20.7%

* Excludes goodwill amortisation of £8.0m (2003 - £5.7m)
** Includes Cobham head office

The Aerospace Systems Group reported revenue up 21% and operating profit down 6.0%. This result reflects strong growth in air refuelling, UK countermeasures and life support. As previously indicated profit margins have fallen due to A380 development costs, start-up losses in the US countermeasures business, lower revenues from Eurofighter Typhoon production, US$ exchange rates and restructuring costs. Continued resolution of these challenges remains a management priority.

The **Life Support Division** has enhanced its reputation as a leader in aviation oxygen systems. The development and qualification of the suite of components for the A380 oxygen system has been achieved.

In the **Air Refuelling (AR) and Auxiliary Mission Equipment Division**, Flight Refuelling Limited (FRL) and Sargent Fletcher Inc (SFI) are leaders in the design and manufacture of AR and auxiliary mission equipment. Development of a refuelling pod to meet United States Air Force Special Operations Command requirements continues. Refuelling pods for both German and Royal Canadian Air Force A310 tankers and for Sukhoi for integration with an AR capable SU-30 fighter were delivered in 2004. FRL and SFI are also engaged in the production and supply of weapon carriage and release systems.

In the **Fluid and Air Division**, deliveries of the first fuel tubes and couplings for the Lockheed Martin F-35 Joint Strike Fighter were accomplished in the year. FR-HiTEMP has made good progress on the development of the A380 fuel pump system with initial deliveries of development and production hardware and was successful in winning the B787 fuel pumps and inerting system.

In **Countermeasures**, Wallop Defence Systems' new, state-of-the-art production facility began operations in February 2005. FR Countermeasures (FRC), Milan, Tennessee, is in production with a flare order for the US Navy. Following the loss of a major countermeasures order and a review of the US countermeasures market, Cobham is exploring a range of strategic options for FRC.

Chelton

	2004	2003
Revenue	£408.9m	£316.1m
Operating profit*	£71.8m	£60.8m
Margin	17.6%	19.2%

* Excludes integration costs nil (2003 - £0.8m) and goodwill amortisation of £11.0m (2003 - £8.4m)

The Chelton Group reported revenue up 29.4% and underlying operating profit up 18.1%. This reflects strong growth in microwave, antennas and avionics. The acquisitions in antennas and avionics contributed strongly, but overall profit margins have been diluted by recent acquisitions.

The **Antenna** business achieved strong growth. Increased sales were recorded for interference cancellation systems. As Chelton focuses more on army communications and the digital battlefield, it has increased output of its products. Chelton vehicle intercom systems are fitted to all the US Army's improved armour light vehicles, and sales are buoyant in Europe and the Middle East.

Investment was rewarded with satcom antenna and system selection for Gulfstream and Embraer Legacy aircraft.

In **Avionics**, growth continues with additional FAA certifications for its synthetic vision electronic flight instrument system (EFIS) and its selection for the South African C-130 fleet. Delivery of production radio and audio management systems for the A380 is underway alongside the supply intercom systems for the Rafale fighter.

Law enforcement and national security (LENS) is an area of increasing importance within Homeland Security. GPS tracking made inroads into the US market place and the introduction of an advanced internet protocol based capability to track individual members of a group promises continued strong performance in 2005.

In **Microwave**, the US defence C4ISR market is particularly strong. Our US microwave companies received development contracts for a service life extension for all US air route surveillance radar rotary couplers, for a real-time precision targeting radar, and for the waveguide assemblies for AEGIS Weapon Systems and the F/A-22 Raptor.

In Europe, the group benefited from sustained space waveguide equipment sales. At the end of 2004 the microwave and diode division of Temex SA was acquired. Chelton is now the only major European manufacturer of p-i-n diodes used in many core antenna products.

In **Composites**, the recent approval of the Eurofighter Typhoon Tranche 2 programme will provide substantial work for the future.

Flight Operations & Services

	2004	2003
Revenue	£188.4m	£179.7m
Operating profit*	£25.2m	£23.1m
Margin	13.4%	12.9%

*Excludes goodwill amortisation of £2.0m (2003 - £1.8m)
2003 has been adjusted to exclude £1.2m of FSTA bid costs

Flight Operations & Services' order book grew by £50m, with very strong order intake. Revenue was up 4.8% and underlying operating profit up 9.1%. This reflects growth in all segments. Profit margins have benefited from enhanced programme management and the elimination of BASCO losses.

In **Military Training**, the UK MOD awarded a £140m five year extension to its partnering agreement for the provision of electronic warfare aerial training services to the Royal Navy and Royal Air Force from 2009 to 2014.

In **Special Mission Flight Operations**, the Australian businesses continue to trade strongly. The Coastwatch contract for the Australian Customs Service was extended to June 2007.

In **Outsourced Aviation Services**, preferred bidder status was awarded by Qantas for operation of eight B717s from their JetStar fleet which will replace eight BAe 146 aircraft. In the resource industry market, our position as a major supplier of air transport services has continued to strengthen. The scope of activities in support of listed mining companies Rio Tinto, BHP Billiton and Minara Resources has also been increased.

FR Aviation and Bristow Helicopters announced in November the expansion of their existing joint venture, FB Heliservices (FBH) to provide, operate and support helicopters worldwide for military and government customers. A further seven helicopters were acquired bringing the fleet to 59, together with a £10m four year contract in Brunei, which began in October 2004.

In **Large Military Aircraft Engineering**, FR Aviation Services, working with BAE Systems and Northrop Grumman, has been selected to provide 21 year whole life support at RAF Waddington for the Sentry airborne early warning aircraft. A £50m contract award is anticipated by April 2005.

FINANCIAL MATTERS

Foreign Exchange

During 2004, the Group continued with the policy first adopted at the end of 2003 of hedging transaction exposure on a minimum twelve month rolling basis. In addition, certain programmes are partially hedged for up to ten years forward. The majority of the anticipated exposure to US$ in 2005, for the UK and European subsidiaries, is hedged at an average rate of US$1.68 compared with US$1.59 in 2004.

Transition to IFRS

As of 1 January 2005 Cobham is required to prepare its consolidated accounts in accordance with International Financial Reporting Standards (IFRS). Work has been under way for some months to ascertain the likely impact of this transition and significant progress has been made. The areas which are likely to change are Business Combinations and resulting goodwill (IFRS3), employee share based incentives (IFRS2) and Financial Instruments (IAS32 and 39). Other changes are expected to affect the Group's financial statements to a lesser degree. These

include the capitalisation of development costs, the reclassification of leases and employee benefit provisions.

The Group does not intend to change the fundamental tenet of its foreign exchange hedging policy. IFRS requires all hedges to be strictly designated and the hedge effectiveness tested. Up until now the nature of Cobham's use of this form of derivative instrument is to take broad hedges against the anticipated net position of a portfolio of foreign exchange risks. Meeting the strict hedge criteria for all contracts may therefore not be practicable. If this were the outcome, forward foreign currency contracts would be recorded at fair value on the balance sheet and movements in these fair values booked to the income statement as they arise, resulting in potential volatility in the reported profit and loss account. The Group will identify the underlying profit impact of the hedging policy.

Our 2004 results will be re-stated to IFRS prior to the publication of our 2005 Interim results.

Additional Borrowing Facilty

In January 2005 the Group entered into a 12 month US$200m facility to provide short term finance for the purchase of Remec and Koch.

BUSINESS PROSPECTS

After more than a year of negotiations between the European manufacturers of the Eurofighter Typhoon and the governments of the four partner nations, Britain, Germany, Italy and Spain, agreement was finally reached on 14 December 2004 for the second production tranche of 236 combat aircraft. The announcement brought a guarantee of production continuity through to 2013. This is a major boost for Cobham as tranche 2 production commences.

In the field of avionics, combat aircraft require ever higher data acquisition rates to support improved capabilities. This will require further upgrades of new and existing aircraft in both Europe and the USA. Chelton is well placed to support this requirement as part of its network centric capability programme.

The Group now has a strong worldwide presence in LENS including offshore and onshore surveillance and advanced multi-mode communication systems. This area of activity is expected to expand significantly in the years ahead.

In addition, the Group's products and services address the current military priorities of countries with the largest defence budgets. In recent years the Group has greatly increased its industrial presence in the USA and has continued to invest in research and development and improved facilities in its US businesses. The Group is actively involved in bilateral government/industry discussions to facilitate the secure interchange of technologies between the USA and the UK.

The order book is £1.3bn. In the last twelve months a number of significant long-term contracts have been won or successfully renewed. In February 2005, the UK Ministry of Defence announced that the AirTanker consortium, in which the Group is a shareholder, had been awarded Preferred Bidder status on the FSTA programme. This is a significant milestone in this £13bn, 27 year programme to provide the Royal Air Force with a new tanker/transport service based on the Airbus A330-200 aircraft. Group companies are pursuing further opportunities worldwide and the outlook for further success is encouraging.

OUTLOOK

Cobham continues to focus on mid-single digit organic growth with potential acquisitions increasing growth into double digits. We indicated in December that the impact of currency transaction exposure would result in half a percentage point of headwind in 2005. Nevertheless we expect to maintain Group operating margins at 16%. We look forward to achieving further progress in 2005.

Consolidated Profit and Loss Account
for the year ended 31 December 2004

	Notes	Before goodwill amortisation £m	Goodwill amortisation £m	**Total 2004 £m**	Before goodwill amortisation, integration costs and disposals £m	Goodwill amortisation, integration costs and disposals £m		Total 2003 £m
Group Turnover								
Turnover (including share of joint ventures)								
Continuing operations		975.5			848.3			
Acquisitions		40.9			-			
		1,016.4			848.3			
Discontinued operations		-			17.1			
		1,016.4			865.4			
Less: share in turnover of joint ventures		(33.4)			(32.8)			
	2	**983.0**		**983.0**	832.6			832.6
Cost of sales		(714.6)	-	**(714.6)**	(584.5)	(0.8)	†	(585.3)
Gross Profit		268.4	-	**268.4**	248.1	(0.8)		247.3
Selling and distribution costs		(55.5)		**(55.5)**	(48.2)			(48.2)
Administrative expenses		(62.4)	(20.9)	**(83.3)**	(57.4)	(15.8)	*	(73.2)
Group Operating Profit								
Continuing operations		147.3	(19.8)	**127.5**	143.7	(16.6)		127.1
Acquisitions		3.2	(1.1)	**2.1**	-			-
		150.5	(20.9)	**129.6**	143.7	(16.6)		127.1
Discontinued operations		-		-	(1.2)			(1.2)
	3	150.5	(20.9)	**129.6**	142.5	(16.6)		125.9
Share of operating profit in joint ventures		6.5	(0.1)	**6.4**	5.8	(0.1)	*	5.7
Share of operating loss in associates		(0.1)	-	**(0.1)**	(0.6)	-		(0.6)
		156.9	(21.0)	**135.9**	147.7	(16.7)		131.0
Exceptional loss on disposal of subsidiary undertakings - discontinued operations			-	-		(64.1)	‡	(64.1)
Net interest	4							
Group		(8.5)		**(8.5)**	(9.3)			(9.3)
Joint ventures		(2.0)		**(2.0)**	(2.2)			(2.2)
		(10.5)		**(10.5)**	(11.5)			(11.5)
Other finance income/ (charges)	8	0.5		**0.5**	(0.9)			(0.9)
Profit on Ordinary Activities before Taxation		**146.9**	(21.0)	**125.9**	135.3	(80.8)		54.5
Tax on profit on ordinary activities	5			**(40.9)**				(36.0)
Profit on Ordinary Activities after Taxation before Minority Interests				**85.0**				18.5
Minority Interests				**(0.3)**				(0.3)
Profit on Ordinary Activities after Taxation attributable to Shareholders				**84.7**				18.2
Dividends	6			**(34.6)**				(31.3)
Retained profit/(loss) for the year				**50.1**				(13.1)
Earnings per Ordinary Share	7							
-basic				**76.0p**				17.2p
-fully diluted				**75.5p**				17.1p
-underlying				**94.8p**				93.5p

There is no material difference between the results disclosed above and the results on an unmodified historical cost basis.

* Amortisation of goodwill.

† Integration costs connected with the acquisition of the Racal Antennas business of Thales in July 2003.

‡ In December 2003 the Group disposed of Westwind Air Bearings Limited and Westwind Air Bearings Inc, giving rise to an exceptional loss of £64.1m. *This transaction was fully reported in the 2003 Annual Report.*

Consolidated Balance Sheet
as at 31 December 2004

	Notes	2004		2003	
		£m	£m	£m	£m
Fixed Assets					
Intangible assets			**373.8**		345.9
Tangible assets			**241.0**		228.1
Investments in joint ventures:					
Share of gross assets		**72.7**		71.6	
Share of gross liabilities		**(57.6)**		(58.0)	
Goodwill		**1.2**		1.3	
			16.3		14.9
Investment in associate			**1.0**		1.6
Investments			-		-
			632.1		590.5
Current Assets					
Stocks		**183.9**		190.0	
Debtors:					
Amounts falling due within one year		**227.7**		184.5	
Amounts falling due after more than one year		**9.6**		6.3 *	
Investments		-		0.1	
Cash at bank and in hand		**101.3**		106.1	
		522.5		487.0	
Creditors: Amounts falling due within one year					
Borrowings		**(116.1)**		(80.4)	
Other creditors		**(281.1)**		(259.8)	
		(397.2)		(340.2)	
Net Current Assets			**125.3**		146.8
Total Assets less Current Liabilities			**757.4**		737.3
Creditors: Amounts falling due after more than one year					
Borrowings		**(151.3)**		(180.2)	
Other creditors		**(10.6)**		(11.7)	
			(161.9)		(191.9)
Provisions for Liabilities and Charges			**(38.1)**		(39.3)
Net assets excluding pension liabilities			**557.4**		506.1
Deficit on group pension schemes	8		**(47.7)**		(49.2)
Net assets including pension liabilities			**509.7**		456.9
Capital and Reserves including non equity interests					
Called up share capital			**27.9**		27.8
Share premium account			**81.6**		76.8
Revaluation reserve			**1.7**		1.7
Other reserve			**0.3**		0.7
Profit and loss account			**397.1**		348.8
Shareholders' Funds			**508.6**		455.8
Minority interest (equity)			**1.1**		1.1
			509.7		456.9

* Within the 2003 comparatives, a balance of £6.1m has been reclassified from Amounts falling due within one year to Amounts falling due after more than one year.

Approved by a duly appointed and authorised committee of the board on 10 March 2005:
Gordon Page
Warren Tucker Directors

Consolidated Cash Flow Statement
For the year ended 31 December 2004

	Notes	2004 £m	2003 £m
Net cash inflow from operating activities	9	**163.1**	147.8
Dividend received from joint venture		**5.0**	-
Returns on investments and servicing of finance	11a	**(7.6)**	(11.0)
Taxation		**(22.9)**	(20.3)
Capital expenditure and financial investment	11b	**(39.7)**	(39.2)
Acquisitions and disposals	11c	**(73.8)**	(115.0)
Equity dividends paid		**(32.3)**	(27.6)
Net cash outflow before use of liquid resources and financing		**(8.2)**	(65.3)
Management of liquid resources	11d	**0.2**	-
Financing	11e	**7.2**	105.1
(Decrease)/increase in Cash	10	**(0.8)**	39.8

Reconciliation of Net Cash Flow to
Movement in Net Debt

	Notes	2004 £m	2003 £m
(Decrease)/increase in cash in the year		**(0.8)**	39.8
(Increase)/decrease in debt and lease financing		**(17.2)**	0.6
Borrowings on purchase of subsidiary		-	(12.2)
Decrease in liquid resources †		**(0.1)**	-
Loans of subsidiary undertakings acquired		**(1.0)**	(1.4)
Exchange movements		**7.4**	7.6
Movement in Net Debt in the year		**(11.7)**	34.4
Net Debt at 1 January		**(154.4)**	(188.8)
Net Debt at 31 December	10	**(166.1)**	(154.4)

† Liquid resources includes corporate investments

Statement of Total Recognised Gains and Losses
For the year ended 31 December 2004

	Notes	Group 2004 £m	Group 2003 £m
Profit Attributable to Shareholders		**84.7**	18.2
Currency translation differences on foreign currency net investments		**1.5**	2.1
Actuarial loss on pensions	8	**(4.7)**	(7.5)
Movement on deferred tax relating to pension liability		**1.4**	1.1
Total recognised Gains relating to the year		**82.9**	13.9

Reconciliation of Movements in Shareholders' Funds
For the year ended 31 December 2004

	Notes	Group 2004 £m	Group 2003 Restated £m
Profit Attributable to Shareholders		**84.7**	18.2
Dividends	6	**(34.6)**	(31.3)
Retained profit/(loss) for the year		**50.1**	(13.1)
Release of goodwill previously written-off against reserves		-	68.4
Actuarial loss on pension scheme (net of deferred tax)	8	**(3.3)**	(5.3)
Currency translation differences on foreign currency net investments		**1.5**	2.1
New share capital subscribed:			
nominal value		**0.1**	0.1
premium on share issues		**4.8**	2.4
New share capital issued by private placing:			
nominal value		-	2.3
merger reserve on share issues		-	104.0
share issue costs		-	(1.7)
Long term incentive plan		**(0.4)**	0.6
Net addition to shareholders' funds		**52.8**	159.8
Shareholders' funds at 1 January		**455.8**	296.0
Shareholders' funds at 31 December (which include non-equity interest of £19,700)(2003 - £19,700)		**508.6**	455.8

In order to reflect the adoption of UITF 38, Shareholders' funds as at 1 January 2003 have been restated from £297.4m and £412.3m for group and parent company respectively. Investment in own shares at 1 January 2003 has been reduced by £1.4m to £nil in both the group and parent company balance sheets.

This restatement has had no effect on either the group profit and loss account in either year.

Notes

1 The financial information set out in this statement does not constitute the Group's statutory accounts for the years ended 31 December 2004 and 31 December 2003. Statutory accounts for 2003 have been delivered to the Registrar of Companies. The auditors have reported on the 2004 and 2003 accounts; their reports were unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985. The 2004 accounts have not yet been delivered to the Registrar of Companies. The financial information has been prepared in accordance with the accounting policies adopted in the statutory accounts for 2004.

2 Segmental Analysis

By Class of Business	Aerospace Systems and Group 2004 £m	Aerospace Systems and Group 2003 £m	Chelton 2004 £m	Chelton 2003 £m	Flight Operations & Services 2004 £m	Flight Operations & Services 2003 £m	Westwind (Discontinued) 2004 £m	Westwind (Discontinued) 2003 £m	Total 2004 £m	Total 2003 £m
Turnover	**387.6**	320.5	**411.4**	317.0	**220.4**	212.2	-	17.1	**1,019.4**	866.8
Less share of joint ventures	-	-	**(1.7)**	(0.5)	**(31.7)**	(32.3)	-	-	**(33.4)**	(32.8)
Less inter-segmental	**(1.9)**	(0.8)	**(0.8)**	(0.4)	**(0.3)**	(0.2)	-	-	**(3.0)**	(1.4)
Turnover to third parties	**385.7**	319.7	**408.9**	316.1	**188.4**	179.7	-	17.1	**983.0**	832.6
Operating Profit/(Loss)	**51.9**	60.5	**60.5**	51.6	**17.2**	15.0	-	(1.2)	**129.6**	125.9
Group share of joint ventures and associates	-	-	**0.3**	-	**6.0**	5.1	-	-	**6.3**	5.1
Group Operating Profit/(Loss)	**51.9**	60.5	**60.8**	51.6	**23.2**	20.1	-	(1.2)	**135.9**	131.0
Goodwill amortisation	**8.0**	5.7	**11.0**	8.4	**2.0**	1.8	-	-	**21.0**	15.9
Integration costs	-	-	-	0.8	-	-	-	-	-	0.8
Underlying Operating Profit/ (Loss)	**59.9**	66.2	**71.8**	60.8	**25.2**	21.9	-	(1.2)	**156.9**	147.7
Net Operating Assets	**283.2**	267.4	**267.2**	227.6	**125.4**	116.3	-	-	**675.8**	611.3
Net Debt									**(166.1)**	(154.4)
Net Assets									**509.7**	456.9

By Geographical Segment	United Kingdom 2004 £m	United Kingdom 2003 £m	Other EU Countries 2004 £m	Other EU Countries 2003 £m	United States 2004 £m	United States 2003 £m	Rest of the World 2004 £m	Rest of the World 2003 £m	Total 2004 £m	Total 2003 £m
Turnover to Third Parties										
By destination - Group - continuing activities	**259.2**	210.8	**189.5**	161.7	**356.6**	291.9	**211.1**	183.9	**1,016.4**	848.3
By destination - Group - discontinued activities	-	0.3	-	4.4	-	2.8	-	9.6	-	17.1
Less share of joint ventures	**(25.8)**	(26.0)	**(5.9)**	(6.3)	**(1.7)**	(0.5)	-	-	**(33.4)**	(32.8)
Total	**233.4**	185.1	**183.6**	159.8	**354.9**	294.2	**211.1**	193.5	**983.0**	832.6
By origin - Group - continuing activities	**431.3**	364.8	**113.0**	85.4	**322.4**	255.1	**149.7**	143.0	**1,016.4**	848.3
By origin - Group - discontinued activities	-	11.3	-	-	-	2.4	-	3.4	-	17.1
Less share of joint ventures	**(25.8)**	(26.0)	**(5.9)**	(6.3)	**(1.7)**	(0.5)	-	-	**(33.4)**	(32.8)
Total	**405.5**	350.1	**107.1**	79.1	**320.7**	257.0	**149.7**	146.4	**983.0**	832.6
Operating Profit -continuing activities	**59.0**	71.3	**8.8**	7.0	**43.1**	37.2	**18.7**	11.6	**129.6**	127.1
Operating Profit/ (Loss) - discontinued activities	-	(1.7)	-	-	-	0.2	-	0.3	-	(1.2)
Group share of joint ventures and associates	**5.3**	5.0	**0.7**	0.1	**0.3**	-	-	-	**6.3**	5.1
Group Operating Profit	**64.3**	74.6	**9.5**	7.1	**43.4**	37.4	**18.7**	11.9	**135.9**	131.0
Net Operating Assets	**247.0**	274.1	**58.2**	51.1	**287.8**	219.2	**82.8**	66.9	**675.8**	611.3
Net Debt									**(166.1)**	(154.4)
Net Assets									**509.7**	456.9

3 Operating Profit

			2004 £m	2003 £m
The operating profit of £129.6m (2003 - £125.9m) is after charging:				
Depreciation	- owned assets		**39.6**	33.5
	- assets under finance leases		**2.9**	0.2
Amortisation	- goodwill		**20.9**	15.8
	- other intangible assets		**0.7**	0.5
Hire of plant and machinery		- aircraft	**13.6**	20.4
		- other	**2.7**	3.0
Other operating lease rentals			**4.8**	4.0
Research and development costs			**48.7**	40.4

Auditors' remuneration in respect of audit services to the group amounted to £1.0m (2003 - £0.8m), of which £0.9m (2003 - £0.7m) was payable to PricewaterhouseCoopers LLP (PWC) and £0.1m (2003 - £0.1m) was payable to other audit firms. Audit fees payable to PWC in respect of the parent company amounted to £56,000 (2003 - £55,000).

Remuneration payable to PWC for non-audit services provided to the parent company and its UK subsidiaries amounted to £0.6m (2003 - £1.0m) being for taxation services. Non-audit fees payable to PWC in respect of taxation services provided outside of the UK amounted to £0.1m (2003 - £0.1m).

Cost of sales, gross profit and other operating expenses:

	Continuing operations owned at 1 January	Acquired operations	Continuing operations		Discontinued operations		Total	
	2004 £m	**2004 £m**	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Turnover	**942.1**	**40.9**	**983.0**	815.5	-	17.1	**983.0**	832.6
Cost of sales	**681.6**	**33.0**	**714.6**	570.6	-	14.7	**714.6**	585.3
Gross profit	**260.5**	**7.9**	**268.4**	244.9	-	2.4	**268.4**	247.3
Selling and distribution costs	**52.6**	**2.9**	**55.5**	46.7	-	1.5	**55.5**	48.2
Administrative expenses	**80.4**	**2.9**	**83.3**	71.1	-	2.1	**83.3**	73.2
Operating profit	**127.5**	**2.1**	**129.6**	127.1	-	(1.2)	**129.6**	125.9

Operating profit excludes the group share in Joint Venture and Associate companies.
Administrative expenses for acquired operations include amortisation of goodwill totalling £1.1m.

4 Net Interest

	2004		2003	
	£m	£m	£m	£m
Group				
Interest receivable		4.3		3.4
Interest payable:				
Bank loans and overdrafts	(10.4)		(12.2)	
On finance leases	(1.6)		-	
Other borrowings	(0.8)		(0.5)	
		(12.8)		(12.7)
Net interest		(8.5)		(9.3)
Joint ventures				
Interest receivable		0.5		0.4
Interest payable		(2.5)		(2.6)
		(2.0)		(2.2)

5 Tax on Profit on Ordinary Activities

	2004	2003
	£m	£m
Current tax:		
UK corporation tax on profits of the year	21.9	18.1
Share of joint ventures' and associate's tax	1.3	1.0
Overseas tax on profits of the year	15.3	14.7
Adjustments in respect of previous years	(2.1)	(0.5)
Total current tax	36.4	33.3
Deferred tax:		
Origination and reversal of timing differences	4.4	5.1
Adjustments in respect of previous years	0.1	(2.4)
Total deferred tax	4.5	2.7
Tax on profit on ordinary activities	40.9	36.0

Excluding goodwill amortisation of £21.0m (2003 - £15.9m), the prior year tax credit of £2.0m (2003 - £2.9m) and the exceptional loss on disposal relating to 2003 of £nil (2003 - £64.1m), the effective rate for the year is 29.2% (2003 - 28.9%). This adjusted tax charge is lower than the prevailing rates principally because part of the goodwill charge is an allowable expense for tax purposes and some group expenditure on research and development qualifies for additional tax credit.

The tax assessed for the year is different to the standard rate of corporation tax in the UK of 30% (2003 - 30%).
The differences are explained overleaf:

5 Tax on Profit on Ordinary Activities continued

	2004 £m	2003 £m
Profit on ordinary activities before tax	**125.9**	54.5
Profit on ordinary activities multiplied by standard rate in the UK 30% (2003 - 30%)	**37.8**	16.3
Effects of: Tax disallowed items (2004 - primarily goodwill amortisation; 2003 - primarily exceptional loss and goodwill amortisation)	**3.5**	21.3
Capital allowances for year in excess of depreciation	**(1.0)**	(0.2)
Other timing differences	**(3.4)**	(4.9)
Overseas tax rates higher than UK rates	**2.7**	2.0
Expenditure qualifying for additional R&D tax deduction	**(1.1)**	(0.7)
Adjustments to tax charge in respect of prior years	**(2.1)**	(0.5)
Current tax charge for the year	**36.4**	33.3

Factors that may affect future tax charges:

The group's effective rate of current tax on underlying profits is expected to be lower than the standard rate of corporation tax in the UK primarily because of timing differences arising on fixed assets and because some of the goodwill amortisation is an allowable deduction for tax purposes. The group expects that this will remain broadly unchanged in the foreseeable future.

No provision has been made for deferred tax on gains recognised on revaluing property to its market value. Also, no deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures as no tax is expected to be payable on them in the foreseeable future.

6 Dividends

	2004 £m	200: £r
Dividends on ordinary shares		
Interim paid of 9.2p per share (2003 - 8.36p)	**10.3**	9.:
Proposed final of 21.8p per share (2003 - 19.8p)	**24.3**	22.(
	34.6	31.:

Dividends include £1,182 (2003 - £1,182) paid in respect of non equity second cumulative preference shares.

7 Earnings per Ordinary Share

	Earnings £m	2004 Weighted average number of shares million	Per-share amount pence
Basic Earnings per Share (EPS)			
Earnings attributable to ordinary shareholders	**84.7**	**111.4**	**76.0**
Effect of dilutive securities			
Options	-	**0.7**	
Long term incentive plans	-	**0.1**	
Fully Diluted EPS	**84.7**	**112.2**	**75.5**

In addition to the information required by FRS14, the directors believe that it is helpful to calculate an un
goodwill amortisation and for 2003 also excluding the loss on disposal of subsidiary undertakings and int

	Earnings £m	2004 Weighted average number of shares million	Per-share amount pence
Basic EPS	**84.7**	**111.4**	**76.0**
Loss on disposal of subsidiary undertakings	-		-
Effect of goodwill amortisation	**21.0**		**18.8**
Effect of integration costs	-		-
Underlying EPS	**105.7**	**111.4**	**94.8**

The calculation of earnings per ordinary share has been based on £84.7m (2003 - £18.2m), being the pr
and preference dividend, and on the weighted average number of ordinary shares in issue during the ye
(2003 - 105,941,221). The weighted average number of ordinary shares used for the fully diluted earnin
is 112,222,295 (2003 - 106,622,128).

:mployees

	2004 Number	2003 Number
erage number of employees		
ited Kingdom	**4,415**	4,052
ıer EU Countries	**1,109**	1,010
ited States	**2,808**	2,342
st of the World	**1,531**	1,586
	9,863	8,990

	2004 £m	2003 £m
ıployment costs		
ıges and salaries	**260.4**	231.8
cial security costs	**29.6**	23.8
ıer pension costs	**12.6**	14.6
	302.6	270.2

nsions

e group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world mainly h assets held in
ɔarate trustee administered funds.

ɔm 1 January 2003, new employees in the UK have only been able to join the defined contribution scheme. In the USA, both the Carleton chnologies
d Stanley Aviation defined benefit schemes have been closed to new members from 31 December 2003 and 31 January 2004 respectively.
ıce the majority of the defined benefit schemes operated by the group are closed to new entrants, the age profile of the schemes' service membership will increase over time. Under the funding method prescribed by FRS17, the current service cost will increase a percentage of pensionable salaries as members approach retirement.

:S 17 assumptions

e Group operates a number of defined benefit schemes, the most significant being the Cobham Pension Plan (CPP). A full valuation of the 'P scheme was undertaken as at 1 April 2004 and updated to 31 December 2004 by a qualified independent actuary. During the period, the ployer contributions to the CPP were 17.3% and this rate will continue in 2005.

ıe major assumptions used by the actuaries of the group schemes in respect of FRS 17 were as follows:

	UK Schemes	USA Schemes	European Schemes
t 31 December 2004			
ate of increase in salary costs	**3.50%**	**3.50%**	**1.00%**
iscount rate	**5.50%**	**5.75%**	**5.25%**
flation and pensions in deferment assumption	**2.90%**	**3.00%**	**1.75%**
ensions increase	**2.90%**	**-**	**1.75%**
t 31 December 2003			
ate of increase in salary costs	3.50%	4.00%-5.00%	1.00%
iscount rate	5.50%	6.00%-6.25%	5.50%
flation and pensions in deferment assumption	2.75%	2.50%-3.00%	1.00%
ensions increase	2.75%	-	1.50%

:mployees continued

	UK Schemes	USA Schemes	European Schemes
31 December 2002			
ıte of increase in salary costs	3.25%	4.00%	-
scount rate	5.60%	7.00%	-
lation and pensions in deferment assumption	2.25%	2.50%	-
ːnsions increase	2.25%	-	-
31 December 2001			
ıte of increase in salary costs	4.00%	4.00%	-
scount rate	6.00%	7.00%	-
lation and pensions in deferment assumption	2.50%	2.50%	-
ːnsions increase	2.50%	-	-

ıe assets of the various schemes are held in managed and segregated funds held with various companies. The fair value of the assets held d the expected rates of return are as follows:

	Expected long term rate of return		Value	
	UK Schemes	USA Schemes	UK Schemes	USA Schemes
. 31 December 2004				
ɟuities	**8.00%**	**8.2%-8.3%**	**211.2**	**8.8**
ɔnds	**5.00%**	**5.00%**	**53.1**	**4.2**
ther	**4.75%**	**3.10%**	**17.8**	**0.1**
ɔtal fair value of assets			**282.1**	**13.1**
. 31 December 2003				
ɟuities	8.00%	8.00%	181.7	8.0
ɔnds	5.10%	4.50%	42.3	4.0
ther	3.75%	3.20%	19.4	0.4
ɔtal fair value of assets			243.4	12.4
. 31 December 2002				
ɟuities	8.00%	9.00%	117.9	7.4
ɔnds	5.00%	7.00%	28.7	3.6
ther	4.00%	4.00%	7.5	0.2
ɔtal fair value of assets			154.1	11.2
. 31 December 2001				
ɟuities	8.00%	9.00%	145.5	8.1
ɔnds	5.50%	7.00%	30.1	4.8
ther	4.00%	4.00%	8.3	0.7
ɔtal fair value of assets			183.9	13.6

ıe European schemes are unfunded and have no assets.

8 Employees continued

The funding position of the schemes in the group as calculated under FRS 17 is as follows:-

	200
	£n
Total market value of assets	295.
Present value of scheme liabilities	(363.3
Deficit in the scheme	(68.1
Related deferred tax asset	20.
Net pension deficit	(47.7

The amounts in respect of the performance of the scheme are:-

Analysis of the amounts charged to operating profit
Current service cost
Gain on curtailment
Past service cost
Total operating charge
Analysis of the amount credited/(charged) to other finance income
Expected return on pension scheme assets
Interest on pension scheme liabilities
Net return
Analysis of the amount recognised in the statement of total recognised gains and losses (STRGL)
Actual return less expected return on pension scheme assets
Changes in assumptions underlying the scheme liabilities
Experience gains and losses arising on the scheme liabilities
Actuarial loss recognised in the STRGL

8 Employees continued

Movement in deficit during the year

Deficit in scheme at beginning of the year
Current service cost
Contributions
Gain on curtailment
(Deficit)/gain from acquisitions
Other finance income/(charges)
Actuarial loss

Deficit in scheme at the end of the year

History of experience gains and losses

Difference between expected and actual return on scheme assets:
Amount (£m)
Percentage of scheme assets

Experience gains and losses on scheme liabilities:
Amount (£m)
Percentage of the present value of the scheme liabilities

Total amount recognised in the STRGL
Amount (£m)
Percentage of the present value of the scheme liabilities

Defined Contribution Schemes
Contributions paid by the company to defined contribution schemes in the year amounted to £5.7m (2003 - £6.4
contributions outsanding at the end of either 2003 or 2004.

9 Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

Operating profit
Depreciation
Amortisation of goodwill and intangibles
Profit on sale of fixed assets
Profit on sale of current asset investments
Difference between pension charge and cash contribution
Provisions for liabilities and charges
Long term incentive plan
Decrease/(increase) in stocks
(Increase)/decrease in debtors
Increase/(decrease) in creditors
Net Cash Inflow from Operating Activities

10 Analysis of Net Debt

	At 1 January 2004 £m	Cash flow £m	nc c
Cash at bank and in hand	106.1	(0.8)	
Current asset investments	0.1	(0.1)	
Debt due within one year	(80.3)	(25.6)	
Debt due after one year	(180.1)	18.9	
Finance leases	(0.2)	4.4	
		(2.3)	
Total	(154.4)	(3.2)	

Other non-cash changes comprise conversion of operating leases into finance leases and loans of subsidiary

Senior notes,loans,other borrowings,debenture loans and finance leases
Cash at bank and in hand including short term deposits
Current investments

Net debt

Included in group and parent company cash at bank and in hand at 31 December 2004 is £3.0m held in an es of Westwind. It is expected that this cash will be released from escrow in June 2005 and until then release is

11 Analysis of Cash Flows for Headings Netted in the Consolidated Cash Flow Statement

a. Returns on Investments and Servicing of Finance
Interest received
Interest paid
Dividends paid to minority interests

Net cash outflow from returns on investments and servicing of finance

b. Capital Expenditure and Financial Investment
Payments to acquire tangible fixed assets
Payments to acquire intangible fixed assets other than goodwill
Receipts from sale of fixed assets

Net cash outflow for capital expenditure and financial investments

c. Acquisitions and Disposals
Purchase of Subsidiary Undertakings
Net (overdraft)/cash acquired with subsidiary undertakings
Deferred and contingent consideration
Investment in joint ventures and associates
Sale of subsidiary undertaking
Net cash balance disposed of with subsidiary undertaking

Net cash outflow for acquisitions and disposals

d. Management of Liquid Resources
Sale of current investments

Net cash inflow from management of liquid resources

e. Financing
Issue of ordinary share capital
Expense on issue of ordinary share capital
Debt due within a year:
increase in short term loans
(repayment)/increase in debenture loans and other borrowings
(repayment)/increase of loans payable to joint ventures
Debt due beyond a year:
repayment of long term borrowings
repayment of debenture loans and other borrowings
Capital element of finance lease rentals

Net cash inflow from financing

12 Purchase of Undertakings

The acquisitions during the year were as follows:

By the Chelton Group

- Precision Antennas Limited in England in January for £3.1m
- Certain trade and assets of Pentar Inc and Pentar Communications Systems LLC in Canada in March f and C$0.6m deferred consideration
- NEC Aero SA in France in April for €4.5m
- DTC Communications Inc in the USA in April for US$48.0m cash and US$0.2m deferred consideration
- Spectronic in Denmark in October for DKR 225m
- Temex SA in France in December for €7.7m

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2: 01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Final Results
Released	07:00 18-Mar-04
Number	6611W

COBHAM PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

Cobham plc, leaders in Aerospace Systems, Avionics and Specialist Air services, today announces another set of record underlying annual results.

In 2003 Cobham adopted FRS 17 as its basis for accounting for pensions. All 2002 comparatives have been restated to an FRS 17 basis, except where specifically noted as SSAP 24 basis.

Group Turnover	up	13.3%	at	£ 832.6m	(2002: £734.6m)
Underlying profit before taxation					
(FRS 17 Basis)	up	16.8%	at	£ 135.3m	(2002: £115.8m)
(SSAP24 Basis)	up	19.5%	at	£ 137.8m	(2002: £115.3m)
Underlying earnings per share					
(FRS 17 Basis)	up	8.2%	at	93.5p	(2002: 86.4p)
(SSAP24 Basis)	up	10.4%	at	95.2p	(2002: 86.2p)
Full year recommended dividend per share	up	10.0%	at	28.16p	(2002: 25.60p)
Cash generation from operating activities	up	8.8%	at	£147.8m	(2002: £135.9m)
Underlying Margins					
Gross	up	1.0%pts	at	29.8%	(2002: 28.8%)
Operating	up	0.9%pts	at	17.7%	(2002: 16.8%)
Net	up	0.5%pts	at	16.3%	(2002: 15.8%)

Note: Underlying results exclude goodwill amortisation, integration costs and the exceptional loss in relation to the disposal of Westwind.

Key points:

The results again demonstrate excellent revenue, margin and profit growth, together with strong cash generation.

This year has seen the creation of an Aerospace Systems group encompassing the design and manufacture of fluid and air distribution, countermeasures, refuelling and aviation auxiliary mission equipment and life support. Carleton, our life support division, has become the market leader in aviation oxygen systems.

Thirteen businesses were acquired and integrated into the group, partially funded by a successful share placing of £104.6m. Westwind was sold, which has further balanced the product portfolio.

Cobham has a 25% equity share in the AirTanker Consortium. In January 2004 AirTanker was selected as the bidder which "offers the best prospect of securing a value for money PFI service" for FSTA a 27 year programme to supply air refuelling aircraft to the Royal Air Force."

Gordon Page, Chairman commented:

"These excellent results underline our successful strategy focused on profitable growth. With a record order intake, increased investment in new programmes and continued success in acquisitions, Cobham is well placed to continue with its profitable track record."

Contact:

Allan Cook, Chief Executive, Cobham plc Today Tel: 0207 457 2020
Warren Tucker, Group Financial Director, Cobham plc Thereafter: 01202 882020
Matthew Smallwood, College Hill Tel: 0207 457 2020

COBHAM PLC
Preliminary Results for the year ended 31 December 2003
All figures are on a FRS17 basis. 2002 comparison figures are restated.

CHAIRMAN'S STATEMENT

Results

Profit on ordinary activities before taxation decreased by 45% to £54.5m (2002 ? £99.9m). Earnings per share decreased by 76% to 17.2p(2002 ? 70.7p). These decreases were due to the exceptional loss on the sale of Westwind after goodwill previously written off to reserves in 1995 has been taken into account.

I am delighted to be able to report another set of record underlying results for 2003. Turnover for the year increased by 13% to £832.6m (2002 ? £734.6m). Profit before tax, integration costs, goodwill amortisation and the disposal of Westwind rose by 17% to £135.3m (2002 ? £115.8m). Underlying earnings per share of 93.5p (2002 ? 86.4p) were 8% higher than for the comparable period last year. Your directors have recommended a final dividend of 19.80p (2002 ? 18.00p) per share. Together with the interim dividend of 8.36p per share (2002 ? 7.60p) which was paid in December, this represents an increase of 10% compared to 2002. Subject to shareholders' approval, the final dividend will be paid on 2 July 2004 to all shareholders on the register as at 4 June 2004.

The group generated cash from operations of £147.8m (2002 ? £135.9m). Net debt at the year end of £154.4 (2002 ? £188.8m) includes the cash cost of acquisitions completed in 2003 and represents a gearing level of 34% (2002 ? 63.5%). The group invested £40.4m (2002 ? £31.6m) in research and development, an increase of 28%.

Cobham has major programme commitments to Airbus on the A380, to Boeing on B747 fuel pump retrofits, to Lockheed Martin on the C130J and JSF, together with programmes involved with the development of unmanned air vehicles and weapon carriage and release systems each of which will contribute to future growth. Record new orders worth £925m were secured during the year and total orders-in-hand at the end of the year amounted to £1.2bn. The strength of our long-term order book underpins our confidence for future growth.

Our Manufacturing companies have been reorganised into a single Aerospace Systems group which is expected to show further growth in future years. Trading performance was much stronger in the second six months of the year. Excellent results were produced by the three business groups. Avionics has successfully acquired and integrated nine businesses.

Corporate Development

The group will continue to strengthen its leading position in aerospace markets building on the skills and systems capability which have been developed in recent years. A combination of organic growth and acquisition will support this strategy which has produced consistent growth and an increasing return for shareholders over the past two decades.

We completed a successful share placing in July.

Thirteen acquisitions were made during the year for a total consideration of £165.4m, including £14.4m of deferred and contingent payments. In December Westwind was sold to GSI Lumonics Inc. for £21m.

People

In November, I became the non-executive chairman of Cobham plc. At the end of July, Giles Irwin retired as group financial director after twenty years' service. In August, Robin Clark, managing director of Flight Refuelling Limited, left the company as a result of the reorganisation of the group's structure, mentioned above, after 22 years' service with Flight Refuelling Limited. My board colleagues join me in thanking them for their long and valuable contribution to the successful development of the group.

During the year there were two executive appointments to the board.

In July, Warren Tucker became group financial director and in November, Andy Stevens was appointed managing director of the newly formed Aerospace Systems group. In March 2004 Marcus Beresford was appointed to the board as an independent non-executive director. I welcome each of them and look forward to their contribution in continuing our record of sustained profitable growth.

Outlook

The breadth of Cobham group activities is such that we are now able to manage variations in individual sectors with confidence. Defence markets are growing in the USA and this has directly benefited the group. We have also successfully anticipated the technologies required by military priorities. Commercial aerospace still has some way to go before we can be confident that a genuine recovery is in progress. However, Cobham's presence on the most modern commercial aircraft, and a growing aftermarket, have both, to some extent mitigated the effects of the downturn in the commercial aerospace sector.

In January 2004, the Ministry of Defence announced that the AirTanker consortium, in which the group has a 25% shareholding, had been selected as the bidder which offers "the best prospect of securing a value for money PFI service" for the Future Strategic Tanker Aircraft (FSTA) - a 27 year programme to supply air refuelling aircraft to the Royal Air Force. It is expected that a contract will be awarded in 2005, allowing substantial benefits to the group companies engaged in the supply and support of equipment and through the group's shareholding in AirTanker.

Overall, I am confident that in Cobham we have the people, products and services to satisfy our customers' future requirements and the strategy that will continue to increase total shareholder return.

Gordon Page
Chairman
18 March 2004

CHIEF EXECUTIVE'S REVIEW

Introduction

2003 proved to be another very successful year for Cobham. Significant progress was made in the implementation of a long-term strategic plan whilst delivering excellent financial results. New orders worth £925m were achieved and the order book at the year end stood at £1.2bn.

Organisation

Cobham's business has been organised into three specific product and service groups:

- Aerospace Systems
- Avionics
- Flight Operations and Services

Strategic Direction

The key tenets of Cobham strategy are:

- To strengthen our focus and retain a balanced portfolio of companies which are leaders in their particular field
- To seize opportunities as they arise with the aerospace and defence industry consolidation
- To sustain earnings growth in our existing businesses to support further organic and acquisitive growth
- To create an environment which encourages, rewards and motivates staff at all levels within the organisation

The group has, throughout 2003, worked steadily towards meeting these aims. Not least has been the achievement of sustained earnings growth in a dynamic and challenging business environment. The successful acquisition of thirteen companies during this period, coupled with organic growth, has ensured a strong increase in revenue.

Work is being undertaken to ensure improvements in the group's operational performance as part of our continuous improvement programme. The divestment of Westwind to GSI Lumonics in December 2003 has further balanced our product and service portfolio.

The group continues to invest in new products, processes, facilities and people development to create a positive, challenging and productive working environment for its employees.

The group's success in 2003 gives us confidence in our strategic direction.

Markets

The aerospace and defence market remains polarised between the military and commercial areas. Cobham has experienced growth in its military business, particularly in the USA. However, growth in European defence business is subject to budgetary pressure in both the UK and Germany. There is a widening gap in research and development spending between other NATO countries and the USA.

In the civil aviation market the volume of air traffic has now stabilised following the downturn after 11 September 2001, the conflict in Iraq and the SARS virus epidemic. Airbus has now, for the first time, outpaced Boeing in the supply of civil airliners. Cobham remains a major supplier to both companies and is well placed for any increase in the world demand, although it is difficult to predict when this will occur.

Technology

Part of Cobham's success has been from its long term strategy of investment in innovation. In 2003 Cobham increased the level of development to £40.4m. This equates to more than 6% of annual revenue in the Aerospace Systems and Avionics product areas and we expect this to continue.

In the USA, Sargent Fletcher's advanced technology is currently embracing a non-pyrotechnic store ejection system and an autonomous hook-up system for use in air vehicle docking operations.

A new control system for use with Flight Refuelling's 900 Series aerial refuelling pods is now being

implemented on the United States Air Force Special Operations Command's (AFSOC) KC-130H tanker aircraft. Consistent with today's glass cockpit designs, it allows multiple refuelling systems to be controlled from a single multi-function display. Additional benefit is gained by single point access for improved maintenance diagnostics.

The lessons learned during the development of the low-speed variable drag drogue (VDD) for the KC-130H air refuelling pods will significantly assist the design of a new high-speed VDD for use on the Future Strategic Tanker Aircraft. In the case of the KC-130H, the VDD facilitates refuelling of multi-receivers, i.e. helicopters, tilt-rotor and low-speed fixed-wing aircraft, during the same mission.

Chelton has focused specifically on satellite communications systems, digital radio technology and cockpit avionics equipment. Continued development of the Electronic Flight Instrument System (EFIS) at Chelton Flight Systems has led to approval for use on helicopter platforms. This investment was rewarded by winning NASA's prestigious "Turning Goals into Reality" award.

Chelton's consolidation as a major sub-system provider is evidenced by the ongoing investment in interference cancellation technology and the introduction of a range of customised high power solid state microwave switching networks.

The addition of ERA Technologies to the Chelton group has added substantial R&D capability across the Cobham Group.

All of this contributes to our growth in hi-tech military markets.

Prospects

Cobham contains a balanced portfolio of products and service companies with a strong presence worldwide in the aerospace and defence markets. It continues to increase its presence in America through organic growth and the acquisition of strategically important businesses in profitable market areas.

The underlying strength of Cobham is based on the key positions which have been established in existing and future work platforms and programmes. This in turn relies heavily on market intelligence, excellent product technology and services and the enthusiastic support of all employees. I am delighted with the progress achieved in 2003 and remain confident of sustained success in the future.

Outlook

The Cobham group enters 2004 with a strong order book of £1.2bn, a streamlined organisation structure and its activities aligned with priority military expenditure. The directors are confident that the business will continue its growth profile through 2004. The group expects £6m to £8m of expenditure on FSTA which, depending on the status of the PFI close in December, may need to be expensed in 2004.

BUSINESS REVIEW

AEROSPACE SYSTEMS**

	2003	**2002**
Turnover – third party	£319.7m	£292.8m
Operating profit*	£66.2m	£53.7m

Revenue growth was up 9.2% and operating profit has risen by 23.3%.

*Excluding goodwill amortisation of £5.7m (2002 - £4.7m) and integration costs of £nil (2002 ? £3.2m).
** Includes Cobham headquarters

Review of Operations

Flight Refuelling Limited (FRL) and US sister company Sargent Fletcher Inc (SFI) are complementary leaders in the design and manufacture of air refuelling (AR) and auxiliary mission equipment. Both companies have together met an accelerated United States Marine Corps requirement for C-130J AR capability by offering upgraded standard equipment. FRL has also continued the development of a refuelling pod to meet AFSOC requirements. Earlier commitments have been met with the delivery of refuelling pods for both German and Royal Canadian Air Force A310 tankers and to Sukhoi for integration with an AR capable SU-30 fighter.

FRL being the AR equipment supplier to the AirTanker consortium, which is now the UK MoD's potential service provider for the FSTA contract, expects to retain its position as premier AR provider for the foreseeable future.

SFI secured record sales and orders throughout the year. These orders amounted to US$103m and were largely influenced by refuelling pod orders for the C-130J and external fuel tank orders for the F-22 and F-2 programmes.

FRL and SFI are also heavily engaged in the production and supply of weapon carriage and delivery systems. At Wimborne, bomb release unit orders were received from the Korean Air Force and for technology demonstration equipment in support of the Future Offensive Air System (FOAS). Deliveries of Brimstone missile launchers to the Royal Air Force and multi-missile launchers for Sweden's JAS 39 Gripen defence fighters also commenced in 2003.

SFI further reinforced its position as a world leader in this field of specialised equipment by securing a contract to supply pneumatic bomb ejection racks for the Lockheed Martin F-16 and Boeing Small Diameter Bomb programmes.

FR-HiTEMP achieved satisfactory trading figures despite the continued recession in civil aerospace. Deliveries of fuel system equipment to Airbus have, however, been robust and demand for spares and repairs from both civil and military sources remains strong. The supply of replacement fuel pumps for Boeing 747 aircraft is now underway to three major airlines; more are expected to place orders shortly.

Cobham Fluid Systems, based at Blandford, responded to a UK MoD urgent operational requirement by supplying tactical fuel handling equipment to support the 2003 operation in Iraq.

Cobham's defence pyrotechnic business is now called Cobham Countermeasures. Within this area, Wallop Defence Systems is presently embarked on a three-year contract worth £20m to supply infra-red (IR) countermeasures to an overseas customer. This work runs alongside the company's supply of similar products to the UK MoD. The provision of a world-class manufacturing facility in Milan, Tennessee has now allowed FR Countermeasures to commence manufacture of IR flares for a United States Navy order.

Stanley Aviation finished the year with a record order intake. Long term positions were secured with Boeing on the C-17 programme for the supply of couplings and tubing products and with the Engine Alliance (Pratt & Whitney and General Electric) for the Airbus A380's GP700 engine handling system. Equipment scheduled for the Lockheed Martin F-35 Joint Strike Fighter will translate from the design to the manufacturing phase in 2004. In late 2003, the acquisition of Sierracin Harrison extended Stanley's range of hydraulic fittings products.

Conax Florida, which supplies electro explosive devices and gas storage systems, had a record order intake. Strong demand from the US Military has continued for water activated parachute release and life vest inflation systems. The company's IR sector components already being supplied for the Javelin anti-armour missile are confidently predicted to feature on other weapon programmes.

Carleton Technologies has, over the last year, further enhanced its global reputation as a prime supplier of high pressure actuation and deployment systems. The production of kits for the Paveway II guided bomb now exceeds 1200 per month. Alongside this, manufacture has also commenced on wing and fin deployment actuators for the Joint Air to Surface Standoff Missile (JASSM). Development contracts for other weapon applications have also been received.

Carleton Life Support Technologies in Canada has, during the year, consolidated its position as a leading supplier of re-breathing apparatus. Major contracts have been received from both the United States Navy and Royal Navy.

In June 2003 Carleton acquired Dräger Aerospace in Germany. This company is now firmly established as the sole source provider of emergency oxygen systems for Boeing's commercial aircraft. After its purchase by Carleton in August, Northrop Grumman Life Support Division was renamed Carleton Life Support Systems Inc (CLSS). The company leads the field in the supply of on board oxygen generation and on board inert gas generation systems.

AVIONICS

	2003	**2002**
Turnover – third party	£316.1m	£251.5m
Operating profit*	£60.8m	£51.9m

Revenue growth was up 25.7% and operating profit by 17.1%

*Excluding integration costs £0.8m (2002 - £nil) and goodwill amortisation of £8.4m (2002 - £6.3m)

Review of Operations

Chelton Electrostatics completed the first phase of a programme to develop an anti-jam GPS antenna system. It also made first deliveries of a GPS signal distribution system for the Rafale and Mirage 2000.

Contracts were received from Agusta-Westland and Eurocopter for helicopter mounted equipment which included antennas for the Bowman radio (Apache) and wide band direction finders (Tiger). Significant orders were also placed for airborne TETRA radio systems for the UK Police, upgraded communications equipment for Turkish military helicopters, Korean T-50 and KO-1 production items and an advanced lo-observable communications antenna for the F-16.

European Antennas improved its trading position by diversifying into non-commercial business areas and a landmark initial contract was signed with Inmarsat for regional broadband global area network remote antennas. In July, Racal Antennas was acquired and the company is now supplying antennas for the UK Bowman project. Deliveries for this £11m contract will continue until mid 2007. Racal is also the prime supplier for a 3.5GHz UK broadband network with a contract value worth several million pounds.

Culham Electromagnetics and Lightning participated in Eurofighter lightning trials and the completion of a programme with major European aerospace companies which investigated electromagnetic hazards in aircraft structures and systems.

Omnipless received full Inmarsat approval for its high-gain electronically steerable satcom antenna. A further success attaches to the company's rugged UHF Satcom-On-The-Move antenna which has now been selected for the US forces joint tactical radio system (JTRS).

Micromill Electronics enjoyed a record level of business in its UK and overseas homeland security markets. Joint product development with Orion Electronics will see the launch of further innovative surveillance equipment.

Chelton Defence Communications delivered, during its first full trading year, over 2000 AN/VIC3* Vehicle Intercom Systems (VIS). This has allowed four brigades of the US Army's new Stryker light armoured vehicle to

be successfully equipped. Export success for VIS products to Austria, Spain, New Zealand and other international customers underpins business growth in this high-technology field.

The Chelton Composites group acquired Atlas Composites which provides expertise in tool manufacture and rapid prototyping. Cobham Composites supplied several complex structures for the ASTOR programme and manufacture of the SAMPSON multifunctional radar array has continued. Three contracts were received for the manufacture of train cabs for new rolling stock. Chelton Radomes continued deliveries for Eurofighter and a number of radomes for the EH101 for the Italian Navy. Slingsby Aviation delivered the first propulsor duct for the Astute class submarine and was awarded a contract for the manufacture of fuselages for Liberty aircraft while continuing production of kits for the Europa composite aircraft. Chelton Applied Composites had a successful first year under Chelton ownership, winning contracts for shoulder launched missile canisters and also establishing a testing facility to support the JAS 39 Gripen radome programme.

Air Précision increased its share of the high end slip-ring market in the USA, Japan, Korea, France and Germany and created a US marketing presence in order to better serve its North American customers. The company also received production orders for landing and searchlights for the NH90 helicopter and new GPS clocks for Bombardier and Embraer regional jets. At Team, the first prototype A380 radio and audio management system was delivered and the company commenced deliveries of digital audio management units for all current Airbus and Pilatus PC9 aircraft. Sivers expanded further into Air Traffic Control radar applications, principally in the Raytheon digital airport surveillance radar programme.

Chelton Telecom and Microwave was formed this year to combine Hyper Technologies, Hyper Industries, Credowan and Salies and thereby capture more sub-system work.

In the USA, Atlantic Microwave commenced production deliveries of its next generation receive terminal (NGRT), part of the US Military's Global Broadcast Service (GBS). Atlantic Positioning Systems, a new acquisition in 2003, is a high-end electro-optical positioner company that supports Atlantic Microwave's growing RF antenna and electro-optical business. Continental Microwave completed integration of the Airtron product line and won new surveillance and weather radar flat plate antenna business. Kevlin continues to be the primary supplier of microwave rotary couplers to the FAA and DoD. The Air Traffic Control ground radar market provided substantial new business which required the upgrading of multi-channel rotary joint/slip-ring/encoder systems.

Nurad received new business including contracts for expendable decoy antennas, electronic warfare antennas and radomes, and antennas and radomes for unmanned air vehicles (UAV). The company's technical capabilities were increased by the completion of a compact range test facility for radar cross section and antenna measurements and a unique high-power, high-temperature, high-altitude test facility. In 2003 Nurad was the only company in Maryland to receive the prestigious US Senate Productivity Award.

In the Search & Rescue sector, Artex and ACR performed exceptionally in their respective airborne and maritime markets. The acquisition of Nauticast strengthened ACR's position for the pending US Coast Guard Automatic Identification System shipboard mandate. Seimac added a maritime locator beacon product line via the acquisition of Novatech, whilst development of its Spread Spectrum radio and completion of a military personal locator beacon is expected to enhance its performance in 2004. The acquisition of SeaTel expanded Chelton's maritime market presence into the high performance, stabilized antenna and data transmission arenas.

* US abbreviation for vehicle interphone communications.
** Association of Public Safety Communications Officers.

Northern Airborne Technology maintained its growth with the acquisition of dB Systems, a Seattle-based manufacturer of digital intercommunications products. Chelton Flight Systems certified their Electronic Flight Instrument System (EFIS), attaining Supplemental Type Certification for more than 600 aircraft types and delivering initial systems, on time, to the FAA's Capstone programme. Over fifty certified systems, beyond Capstone, were delivered in the fourth quarter of 2003. Wulfsberg Electronics division's strong performance was driven by activity in its APCO-25** multiband radios, by legacy demands for the series III product line and with manufacture of the Chelton Flight Systems' EFIS and Avionics AutoPilot products. Development of a new FliteLine digital radio family promises a strong performance in 2004/2005.

In a weak general aviation marketplace, Comant's successful range of ComDat multifunction antenna products resulted in record sales and profit levels being achieved.

The acquisition of Orion Electronics opened the homeland security market for Chelton Avionics. Orion's

precision satellite tracking product base performed beyond financial expectations in 2003 and promises continued strength in 2004.

Towards the end of the year Chelton acquired UK based ERA Technology with over 300 highly skilled professional engineers and scientists. This will bring a significant technology injection throughout Cobham.

FLIGHT OPERATIONS

	2003	2002
Turnover – third party	£179.7m	£174.8m
Operating profit*	£21.9m	£19.3m

Flight Operations and Services substantial order book extends to 2012, revenue increased by 2.8% and profit by 13.5%.

*Excluding goodwill amortisation of £1.8m (2002 - £1.7m)

Review of operations

In the UK the £24m Falcon 20 fleet upgrade programme contracted by the UK MoD is progressing well with two aircraft fully converted and in operational service as planned. The ongoing programme calls for a further six aircraft to be converted in 2004 with the remaining six in 2005.

One of the company's Falcon 20 aircraft is currently engaged in the operational testing and evaluation of the Eurofighter Typhoon Defensive Aids Sub System (DASS) and will continue to support Typhoon's entry into service and the ongoing development of DASS.

Following the announcement of the AirTanker consortium as the bid which "offers the" best prospect of securing a value for money PFI service" for FSTA" attention will be focused throughout 2004 on successfully closing out detailed contractual issues.

FR Aviation Services (FRAS), working with BAE SYSTEMS (BAES) under a partnering agreement, extended the scope and duration of its existing Nimrod MR2 aircraft maintenance contract at RAF Kinloss. FRAS has been nominated as the preferred maintenance provider for the Nimrod MRA4 when it enters service and is also bidding into other large military aircraft maintenance programmes with BAES.

Tank Devils, the company's specialist fuel tank services business, has continued to expand successfully in the UK and mainland Europe and now actively supports forty-two aircraft operators.

Flight Precision (FPL) signed a five-year contract with the Manchester International Airports group, for Manchester International and its associated airports to ensure that all the equipment needed to guide aircraft to and from runways is regularly checked and calibrated. The contract came as FPL celebrated its tenth anniversary, during which time it has become the European leader in the outsourced calibration of civil and military airports. In support of the UK MoD, FPL sent an aircraft to Basra on three separate occasions during 2003 to install new navigation aids prior to reopening of the airport.

FR Aviation's Australian subsidiaries produced a strong trading performance with some notable achievements. National Air Support (NAS), which focuses on government and special mission aviation opportunities in Australia and the South East Asia region, completed the installation of an Inmarsat system into its fleet of five Dash 8 aircraft. In so doing it became the world's first civilian aerial surveillance operator to provide such a system, transmitting real time video, still images, radar, voice and data from patrolling Coastwatch aircraft via satellite direct to the Customs' national surveillance centre. It was one of the company's Coastwatch aircraft operating a routine surveillance exercise which played a pivotal role in the recent successful rescue of a British tourist on a remote Australian beach.

NAS renewed a three-year contract with the developer of the laser aerial depth sounder (LADS) system to operate a Dash 8 aircraft in Australia and on worldwide deployments. National Jet Systems (NJS) continues to expand its comprehensive aviation services to the buoyant resources sector. During the year NJS entered into

a new five-year support contract with Minara Resources, Australia's largest nickel mine situated in Western Australia. NJS also secured a two-year contract with the giant Newcrest Telfer Gold Mine in Western Australia. The company is providing aviation services during the two-year construction phase of what is expected to become Australia's largest gold mine.

Building on its excellent relationship with Australian Air Express in cargo operations and its acknowledged exemplary operational performance, NJS won a seven-year extension to its BAe 146 freighter contract. In addition, NJS won a new A$100M contract to operate five Boeing 727 aircraft, acquired as part of TAA, consolidating its position as the market leader in the provision of overnight freight services. The new service will see more than fifty-nine million kilograms of freight delivered annually to Australia's major cities.

BASCO, an associate, has made progress during the year.

FR Aviation's joint venture with Bristow Helicopters, FBS, has successfully completed its sixth year of a fifteen-year support contract to the tri-service UK Defence Helicopter Flying School (DHFS) at RAF Shawbury, RAF Valley, and the School of Army Aviation at Middle Wallop, adding a further two Bell 412 Griffin helicopters in the year. It continues to provide exceptional levels of aircraft availability with its fleet of thirty-eight AS 350 Squirrel and eleven Bell 412 Griffin aircraft, training more than 200 pilots a year.

2003 also saw further expansion following the successful introduction to service of three Bell 212 helicopters providing support to the British Army in Belize and four Bell 412 helicopters for the British forces in Cyprus. These contracts run for three and five years respectively.

AVdef, the French based associate, had another successful year growing its order book with the addition of two three-year contracts with the French Navy and Direction Générale de l'Aviation Civile. The company will begin a new high speed target service in 2004 using its recently acquired A4 Skyhawk aircraft.

Allan Cook
Chief Executive
18 March 2004

FINANCIAL REVIEW

Financial Record

- In 2003 the share price increased by 14.4% and Cobham delivered total shareholder returns of 16.7%.
- Operating cash flow of £108.6m (2002 -£106.9), which is a conversion rate of 76% (2002 - 90%) to operating profit (excluding the exceptional impact of the loss on the disposal of Westwind, integration costs of £0.8m (2002 - £3.2m), goodwill amortisation and profits from joint ventures and associates).
- Free cash flow £77.3m (2002 - £74.7m).
- Underlying profit before tax up 16.8% to £135.3m (2002 - £115.8m). Underlying profit excludes integration costs, the impact of the loss on the disposal of Westwind and goodwill amortisation.
- Underlying earnings per share rose 8.2%.
- Recommended dividends per share increase of 10%.

Accounting Policies

The board has reviewed the accounting policies in accordance with FRS 18 and determined they are appropriate for the group. The board has decided to adopt FRS 17 for accounting for pension costs. The 2002 comparative results have been restated to reflect this change, with the main impacts being an additional credit to 2002 profits before tax of £0.5m and a charge to 2003 profits before tax of £2.5m. Shareholders' funds are reduced by £70.0m (2002 ? £61.8m).

Share placing

On 9 July the Company issued 9,159,560 ordinary shares by way of a placing, raising £104.6m net of expenses. The primary purpose was to fund the higher level of investment in acquisitions.

Acquisitions

During the year, the group made 13 acquisitions for a cash consideration of £138.8m, borrowings incurred as consideration of £12.2m and deferred and contingent consideration of £14.4m.

The larger of the acquired businesses were Litton Life Support, Dräger Aerospace, ERA Technology, SeaTel, Racal Antennas and TAA. Further detail is in note 16.

Disposal of Westwind

In line with the group's strategy, Westwind Air Bearings Limited and Westwind Air Bearings Inc. (together 'Westwind'), were sold on 10 December 2003 for total proceeds of £21.2m. This gave rise to a profit on disposal of tangible assets of £4.3m which became an exceptional loss of £64.1m after the reversal of £68.4m of goodwill originally written-off to reserves in 1995.

Results

Group turnover increased by 13.3% to £832.6m (2002 - £734.6m). Excluding integration costs, amortisation of goodwill of £15.8m (2001 - £12.6m), the loss on the disposal of Westwind and the groups share of joint venture and associate results, operating profit increased by 20.3% to £142.5m (2002 - £ 118.5m). The share of operating profit from joint ventures and associates before goodwill amortisation of £0.1m (2002 - £0.1m) rose from £4.9m in 2002 to £5.2m in 2003. Selling, distribution and administration costs were 12.7% (2002 ? 12.7%) of turnover.

Profit on ordinary activities before taxation decreased to £54.5m (2002 ? £99.9m). Profit on ordinary activities before tax and excluding integration costs, goodwill amortisation and the loss on the sale of Westwind amounted to £135.3m (2002 - £115.8m). This represented a 16.8% increase.

Net interest costs, including those of joint ventures, rose from £10.2m to £11.5m as a result of higher interest rates and higher net debt prior to July.

Turnover Analysis

The table below analyses turnover into the various end market categories, of which military remains the largest:

	2003	2002
	%	%
Military	**50**	49
Commercial Aerospace	**16**	17
General Aviation	**6**	5
Outsourcing – non military	**11**	12
Government – non military	**7**	8
Industrial, excluding Westwind	**4**	3
Marine / Space	**4**	4
Westwind (sold in December 2003)	**2**	2

Taxation

The tax charge of £36.0m (2002 - £28.1m) on the profit before tax of £54.5m (2002 - £99.9m) represents a rate of 66.1% (2002 – 28.1%). Excluding the exceptional loss of £64.1m (2002 – nil) on the sale of Westwind, integration costs of £0.8m (2002- £3.2m) and goodwill amortisation of £15.9m (2002 - £12.7m), the effective rate for the year would be 26.6% (2002 – 24.3%). This adjusted tax charge is lower than the prevailing tax rates across the various countries in which the group operates, primarily because part of the goodwill charge is an allowable expense for taxation and a benefit has arisen from the tax credit for research and development. Further details on the tax charge can be found in note 7 to the financial statements.

Full provision has been made for deferred taxation as required by FRS 19.

Earnings per Share

The basic earnings per share were 17.2p (2002 – 70.7p) whilst the fully diluted earnings per share amounted to 17.1p (2002 – 70.2p). However, after adjusting for integration costs, the amortisation of goodwill and the loss on the disposal of Westwind, underlying earnings per share increased by 8.2% to 93.5p (2002 – 86.4p).

Dividends

The directors are recommending a final ordinary dividend of 19.8p per share (2002 – 18.0p) which represents an increase of 10.0% on last year. If approved by shareholders, this will result in a total dividend of 28.16p per share (2002 – 25.6p), also an increase of 10.0%.

The total ordinary dividend for the year will absorb £31.3m (2002 - £25.9m) leaving (loss)/profit retained of £(13.1)m (2002 - £45.6m).

Financing

During 2003, the group continued to generate funds and, at the year end, the net debt as defined by FRS 1 was £154.4m (2002 - £188.8m). Included in this figure are all amounts owing under bank loans, debenture loans, finance leases and other borrowings. This level of debt represents a gearing level of 33.9% (2002 – 63.5%). Net interest cover is at a prudent level of 12.8 times (2002 – 12.1). 2003 net debt is 0.9 times 2003 earnings before interest, tax, depreciation and amortisation, excluding integration costs and the exceptional loss on the sale of Westwind.

The Australian subsidiaries have a number of operating leases for the provision of aircraft which are used to provide services to third parties under back-to-back contracts.

The group had three main borrowings outstanding at the year end, under the following facilities:

(a) the March 1996 private placement of Cobham guaranteed senior notes which raised US$50m. These notes carry a fixed interest rate of 6.28% for the seven year notes and 6.42% for the ten year notes. Principal repayments to date amount to US$15m.

(b) the October 2002 private placement of Cobham guaranteed senior notes which raised US$225m. The facility comprises two series of notes repayable in seven and ten years. As a result of an interest rate swap, the interest expense varies with LIBOR.

(c) the £200m club multi currency credit agreement which was entered into in December 2002. The borrowings carry a variable rate of interest. At the end of 2003 £42m had been drawn under this agreement. The facility reduced to £150m after the first year of operation and is repayable in full in January 2008.

Cash Flow

The group gives high priority to cash management. It is therefore particularly pleasing to highlight the operating and free cash flow generated in 2003 shown in the following summary. The operating cash flow amounted to £108.6m (2002 ? £106.9m), which is 76% (2002 – 90%) of operating profit (excluding the exceptional impact of integration costs and profits from joint ventures and associates). £77.3m (2002 ? £74.7m) of free cash flow was generated.

Control over working capital continues to be a major focus within the operating companies. As was the case in 2002, a substantial amount of business was invoiced in the latter part of 2003 due, in part, to the defence procurement cycle. Stock turns at the end of 2003 were 3.8 (2002 – 2.7). Not withstanding this, trade debtor days at the end of 2003 were 49 (2002 – 74). The impact of acquisitions was to increase debtors by £22.0m and stocks by £18.4m.

The net cash outflow in respect of capital expenditure on tangible and intangible fixed assets was £39.2m (2002 ? £29.0m). As a percentage of turnover this increased from 3.9% to 4.7%. We continue to invest in our operating companies at a level higher than the annual depreciation charge.

Further detail relating to the cash flows and movement in net debt of the group is given in notes 13, 14 and 15 of the financial statements. A summary of the change in net debt is set out below:

	2003 £m	2002 £m
Operating Profit	**125.9**	102.7
Depreciation	**33.7**	26.4
Amortisation of goodwill and intangibles	**16.3**	13.1
Loss on sale of fixed assets	**(0.7)**	(2.0)
Difference between pension charge and cash contributions	**(2.5)**	1.3
Movement in provisions for liabilities and charges	-	(4.4)
Long term incentive plan	**0.6**	0.7
Increase in working capital	**(25.5)**	(1.9)
Cash inflow from Operating Activities	**147.8**	135.9
Net capital expenditure and financial investment	**(39.2)**	(29.0)
Operating cash flow	**108.6**	106.9
Net interest paid	**(11.0)**	(8.6)
Tax paid	**(20.3)**	(23.6)
Free Cash Flow	**77.3**	74.7
Dividends paid	**(27.6)**	(24.2)
Net cash outflow for acquisitions less disposal proceeds	**(115.0)**	(38.8)
Issue of debt in consideration of acquisition	**(12.2)**	-
Shares issued net of expenses	**105.7**	4.8
Loans of subsidiary undertakings acquired	**(1.4)**	-
Exchange movements	**7.6**	2.4
Decrease/(increase) in Net Debt	**34.4**	18.9

Pensions

The group has adopted FRS 17 for the 2003 financial statements and comparative 2002 figures have been restated. FRS 17 is a more prescriptive accounting treatment than SSAP24, and we consider that the greater transparency and consistency offered are significant benefits.

Under FRS17, the group's accounts reflect the net surplus/deficit in defined benefit plans, taking assets at their market values at 31 December and evaluating liabilities by discounting at year-end AA corporate bond interest rates.

Following actuarial reviews of the funding of the main UK schemes in June 2003, the operating companies increased their contribution rate. Additional contributions of £3.8m have been made during 2003. In addition, the majority of employees have elected to increase their contributions by 2 percentage points from the beginning of 2004.

Foreign Exchange

The group's aim has been to reduce, or eliminate where practicable, foreign exchange risk. The pound sterling/US dollar exchange rate is the most important as far as the group is concerned. The is primarily due to the level of US dollars which the UK and European subsidiaries expect to receive from their business activities, as certain global aerospace and defence contracts are denominated in US dollars. Equally, some exposure arises from operating companies based in the USA, offset partially by dollar denominated borrowings All significant foreign exchange transactions are approved by the parent company. In addition to the structured borrowing, a number of financial instruments are used to manage the foreign exchange exposure, such as forward rate contracts and options.

Details of the most significant of these are described in the annual report. In January 2004 the group entered into additional forward contracts to sell US$ for sterling and euros throughout 2004. As a consequence, the majority of the anticipated exposure to US$ in UK and European subsidiaries is hedged at average rates of 1.59 for sterling and 1.23 for euros respectively.

Going Concern

The group's finances are sound and the balance sheet remains strong. Accordingly, after making enquiries, the directors have formed a judgement at the time of approving the financial statements that there is a reasonable expectation that the company and the group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Warren Tucker
Group Financial Director
18 March 2004

Consolidated Profit and Loss Account

for the year ended 31 December 2003

	Notes	Before goodwill amortisation, integration costs & disposals £m	Goodwill amortisation, integration costs & disposals £m	Total 2003 £m	Restated Before goodwill amortisation & integration costs £m	Restated Goodwill amortisation & integration costs £m	Restated Total 2002 £m
Group Turnover							
Turnover (including share of joint ventures)							
Continuing operations		794.1			752.4		
Acquisitions		54.2			-		
		848.3			752.4		
Discontinued operations		17.1			15.5		
		865.4			767.9		
Less: Share in turnover of joint ventures		(32.8)			(33.3)		
	2	**832.6**		**832.6**	734.6		734.6
Cost of sales		(584.5)	(0.8)†	**(585.3)**	(522.9)	(3.2)†	(526.1)
Gross profit		248.1	(0.8)	**247.3**	211.7	(3.2)	208.5
Selling and distribution costs		(48.2)		**(48.2)**	(36.8)		(36.8)
Administrative expenses		(57.4)	(15.8)*	**(73.2)**	(56.4)	(12.6)*	(69.0)
Group Operating Profit							
Continuing operations		135.7	(16.6)	**119.1**	120.0	(15.8)	104.2
Acquisitions		8.0		**8.0**	–		–
		143.7	(16.6)	**127.1**	120.0	(15.8)	104.2
Discontinued operations		(1.2)		**(1.2)**	(1.5)		(1.5)
	3	142.5	(16.6)	**125.9**	118.5	(15.8)	102.7
Share of operating profit in joint ventures		5.8	(0.1)*	**5.7**	5.5	(0.1)*	5.4
Share of operating loss in associate		(0.6)		**(0.6)**	(0.6)		(0.6)
		147.7	(16.7)	**131.0**	123.4	(15.9)	107.5
Exceptional loss on disposal of subsidiary undertakings – discontinued operations	6		(64.1)‡	**(64.1)**			
Net Interest	7						
Group		(9.3)		**(9.3)**	(8.7)		(8.7)
Joint ventures		(2.2)		**(2.2)**	(1.5)		(1.5)
		(11.5)		**(11.5)**	(10.2)		(10.2)
Other finance (charges)/income	11	(0.9)		**(0.9)**	2.6		2.6
Profit on Ordinary Activities before Taxation		**135.3**	(80.8)	**54.5**	115.8	(15.9)	99.9
Tax on profit on ordinary activities	8			**(36.0)**			(28.1)
Profit on Ordinary Activities after Taxation before Minority Interest				**18.5**			71.8
Minority interest				**(0.3)**			(0.3)
Profit on Ordinary Activities after Taxation attributable to Shareholders				**18.2**			71.5

Dividends	9	**(31.3)**	(25.9)
Retained (loss)/profit for the year		**(13.1)**	45.6
Earnings per Ordinary Share	10		
- **basic**		**17.2p**	70.7p
- **fully diluted**		**17.1p**	70.2p
- **underlying**		**93.5p**	86.4p

The 2002 figures have been restated following the adoption of FRS 17 "Retirement Benefits" (note 4).
There is no material difference between the results disclosed above and the results on an unmodified historical cost basis.
† Integration costs as described in note 5.
* Amortisation of goodwill
‡ Loss on disposal of Westwind after writeback of £68.4m of goodwill previously written off to reserves.

Consolidated Balance Sheet
as at 31 December 2003

	Notes	2003 £m	2003 £m	2002 Restated £m	2002 Restated £m
Fixed Assets					
Intangible assets			345.9		250.3
Tangible assets			228.1		194.2
Investments in joint ventures:					
Share of gross assets		71.6		60.1	
Share of gross liabilities		(58.0)		(49.4)	
Goodwill		1.3		1.4	
			14.9		12.1
Investment in associate			1.6		1.0
Investment in own shares			-		1.4
			590.5		459.0
Current Assets					
Stocks		190.0		154.8	
Debtors:					
Amounts falling due within one year		190.6		177.9	
Amounts falling due after more than one year		0.2		0.4	
Investments		0.1		0.1	
Cash at bank and in hand		106.1		71.9	
		487.0		405.1	
Creditors: Amounts falling due within one year					
Borrowings		(80.4)		(65.6)	
Other creditors		(259.8)		(211.5)	
		(340.2)		(277.1)	
Net Current Assets			146.8		128.0
Total Assets less Current Liabilities			737.3		587.0
Creditors: Amounts falling due after more than one year					
Borrowings		(180.2)		(195.2)	
Other creditors		(11.7)		(10.4)	
			(191.9)		(205.6)
Provisions for Liabilities and Charges			(39.3)		(36.6)
Net assets excluding pension liabilities			506.1		344.8
Deficit on group pension schemes	11		(49.2)		(46.6)
Net assets including pension liabilities			456.9		298.2
Capital and Reserves including non equity interests					
Called up share capital	12		27.8		25.4
Share premium account			78.2		76.3
Revaluation reserve			1.7		1.7
Other reserve			0.7		1.3
Profit and loss account			347.4		192.7
Shareholders' Funds			455.8		297.4
Minority interest (equity)			1.1		0.8

	456.9	298.2

Approved by a duly appointed and authorised committee of the board on 18 March 2004:

Gordon Page
Warren Tucker
Directors

The 2002 figures have been restated following the adoption of FRS 17 "Retirement Benefits" (note 4).

Consolidated Cash Flow Statement
for the year ended 31 December 2003

	Notes	2003 £m	2002 £m
Cash inflow from operating activities	13	**147.8**	135.9
Returns on investments and servicing of finance	15a	**(11.0)**	(8.6)
Taxation		**(20.3)**	(23.6)
Capital expenditure and financial investment	15b	**(39.2)**	(29.0)
Acquisitions and disposals	15c	**(115.0)**	(38.8)
Equity dividends paid		**(27.6)**	(24.2)
Net cash (outflow)/inflow before use of liquid resources and financing		**(65.3)**	11.7
Management of liquid resources	15d	**-**	0.8
Financing	15e	**105.1**	22.0
Increase in Cash	14	**39.8**	34.5

Reconciliation of Net Cash Flow to Movement in Net Debt

	Notes	2003 £m	2002 £m
Increase in cash in the year		**39.8**	34.5
Decrease/(increase) in debt and lease financing		**0.6**	(17.2)
Borrowings on purchase of subsidiary		**(12.2)**	-
Decrease in liquid resources †		**-**	(0.8)
Loans of subsidiary undertakings acquired		**(1.4)**	–
Exchange movements		**7.6**	2.4
Movement in Net Debt in the year		**34.4**	18.9
Net Debt at 1 January		**(188.8)**	(207.7)
Net Debt at 31 December	14	**(154.4)**	(188.8)

† Liquid resources includes short term deposits of less than one year and corporate investments.

Statement of Total Recognised Gains and Losses

for the year ended 31 December 2003

	Notes	Group 2003 £m	2002 restated £m
Profit Attributable to Shareholders		**18.2**	71.5
Currency translation differences on foreign currency net investments		**2.1**	(3.9)
Actuarial loss on pensions	11	**(7.5)**	(61.1)
Movement on deferred tax relating to pension liability		**1.1**	17.9
Total recognised (losses)/gains relating to the year		**13.9**	24.4
Prior year adjustment	4	**(61.8)**	
Total (losses)/gains recognised since last annual report		**(47.9)**	

Reconciliation of Movements in Shareholders' Funds

for the year ended 31 December 2003

	Notes	Group 2003 £m	2002 restated £m
Profit Attributable to Shareholders		**18.2**	71.5
Dividends	9	**(31.3)**	(25.9)
Retained (loss)/profit for the year		**(13.1)**	45.6
Release of goodwill previously written off against reserves		**68.4**	–
Actuarial loss on pension scheme (net of deferred tax)		**(5.3)**	(42.8)
Currency translation differences on foreign currency net investments		**2.1**	(3.9)
New share capital subscribed:			
nominal value	12	**0.1**	0.2
net premium on share issues		**0.7**	4.6
New share capital issued by private placing:			
nominal value		**2.3**	–
Merger reserve on share issue		**102.6**	–
Long term incentive plan		**0.6**	0.7
Contribution to the QUEST		–	(0.9)
Net addition to shareholders' funds		**158.4**	3.5
Shareholders' funds as at 1 January (originally £359.2m before deducting prior year adjustment of £61.8m)		**297.4**	293.9
Shareholders' Funds at 31 December (which include non-equity interests of £19,700) (2002 - £19,700)		**455.8**	297.4

1 The financial information set out in this statement does not constitute the group's statutory accounts for the years ended 31 December 2003 and 31 December 2002. Statutory accounts for 2002 have been delivered to the registrar of companies. The auditors have reported on the 2003 and 2002 accounts; their reports were unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985. The 2003 accounts have not yet been delivered to the Registrar of Companies. The financial information has been prepared in accordance with the accounting policies adopted in the statutory accounts for 2002, save that the company has adopted FRS17 "Retirement Benefits" in 2003.

2 Segmental Analysis

	Aerospace Systems and Group		Avionics		Flight Operations and Services		Westwind (discontinued)		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
By Class of Business	**£m**	£m	**£m**	£m	**£m**	£m	**£m**	£m	**£m**	£m
Turnover	**320.5**	297.6	**317.0**	252.2	**212.2**	208.5	**17.1**	15.5	**866.8**	773.8
Less share of joint ventures	**–**	–	**(0.5)**	–	**(32.3)**	(33.3)	**–**	–	**(32.8)**	(33.3)
Less inter-segmental	**(0.8)**	(4.8)	**(0.4)**	(0.7)	**(0.2)**	(0.4)	**–**	–	**(1.4)**	(5.9)
Turnover to third parties	**319.7**	292.8	**316.1**	251.5	**179.7**	174.8	**17.1**	15.5	**832.6**	734.6
Operating profit/(loss)	**60.5**	45.8	**51.6**	45.6	**15.0**	12.8	**(1.2)**	(1.5)	**125.9**	102.7
Group share of joint ventures and associates	**–**	–	**–**	–	**5.1**	4.8	**–**	–	**5.1**	4.8
Group Operating Profit/(Loss)	**60.5**	45.8	**51.6**	45.6	**20.1**	17.6	**(1.2)**	(1.5)	**131.0**	107.5
Goodwill amortisation	**5.7**	4.7	**8.4**	6.3	**1.8**	1.7	**–**		**15.9**	12.7
Integration costs	**–**	3.2	**0.8**	–	**–**	–	**–**	–	**0.8**	3.2
Underlying Operating Profit/(Loss)	**66.2**	53.7	**60.8**	51.9	**21.9**	19.3	**(1.2)**	(1.5)	**147.7**	123.4
Net Operating Assets	**267.4**	181.2	**227.6**	208.0	**116.3**	82.0	**–**	15.8	**611.3**	487.0
Net Debt									**(154.4)**	(188.8)
Net Assets									**456.9**	298.2

	United Kingdom		Other EU Countries		United States		Rest of the World		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
By Geographical Segment	**£m**	£m	**£m**	£m	**£m**	£m	**£m**	£m	**£m**	£m
Turnover to Third Parties										
By destination - group – continuing activities	**210.8**	205.6	**161.7**	127.5	**291.9**	224.7	**183.9**	194.6	**848.3**	752.4
By destination - group - discontinued activities	**0.3**	0.2	**4.4**	5.0	**2.8**	3.9	**9.6**	6.4	**17.1**	15.5
Less share of joint ventures	**(26.0)**	(28.4)	**(6.3)**	(4.7)	**(0.5)**	(0.2)	**–**	–	**(32.8)**	(33.3)
Total	**185.1**	177.4	**159.8**	127.8	**294.2**	228.4	**193.5**	201.0	**832.6**	734.6
By origin - group - continuing activities	**364.8**	339.7	**85.4**	62.4	**255.1**	218.0	**143.0**	132.3	**848.3**	752.4
By origin - group - discontinued activities	**11.3**	11.7	**–**	–	**2.4**	2.5	**3.4**	1.3	**17.1**	15.5
Less share of joint ventures	**(26.0)**	(28.4)	**(6.3)**	(4.7)	**(0.5)**	(0.2)	**–**	–	**(32.8)**	(33.3)
Total	**350.1**	323.0	**79.1**	57.7	**257.0**	220.3	**146.4**	133.6	**832.6**	734.6
Operating profit – continuing activities	**71.3**	57.0	**7.0**	6.5	**37.2**	31.5	**11.6**	9.2	**127.1**	104.2
Operating profit/(loss) – discontinued activities	**(1.7)**	(1.6)	**–**	–	**0.2**	0.1	**0.3**	–	**(1.2)**	(1.5)
Group share of joint ventures and associates	**5.0**	4.5	**0.1**	0.3	**–**	–	**–**	–	**5.1**	4.8
Group Operating Profit	**74.6**	59.9	**7.1**	6.8	**37.4**	31.6	**11.9**	9.2	**131.0**	107.5
Net Operating Assets	**274.1**	246.6	**51.1**	22.5	**219.2**	151.2	**66.9**	66.7	**611.3**	487.0
Net Debt									**(154.4)**	(188.8)
Net Assets									**456.9**	298.2

The segmental analysis excludes the impact of the exceptional loss on the disposal of Westwind which was predominantly in the UK.
In the tables above, the 2002 figures have been restated to reflect the change in accounting policy for pensions.

3 Operating Profit

		2003 £m	2002 restated £m
The operating profit of £125.9m (2002 - £102.7m restated) is after charging:			
Depreciation	owned assets	**33.5**	26.1
-	assets under finance leases	**0.2**	0.3
Amortisation	goodwill	**15.8**	12.6
-	other intangible assets	**0.5**	0.5
Hire of plant and machinery	-aircraft	**20.4**	24.9
-	other	**3.0**	1.3
Other operating lease rentals		**4.0**	3.6
Research and development costs		**40.4**	31.6

Cost of sales, gross profit and other operating expenses:

	Continuing operations owned at 1 January	Acquired Operations	Continuing Operations		Discontinued Operations		Total	
	2003	**2003**	**2003**	2002	**2003**	2002	**2003**	2002 restated
	£m	**£m**	**£m**	£m	**£m**	£m	**£m**	£m
Turnover	**761.3**	**54.2**	**815.5**	719.1	**17.1**	15.5	**832.6**	734.6
Cost of sales	**532.4**	**38.2**	**570.6**	512.6	**14.7**	13.5	**585.3**	526.1
Gross profit	**228.9**	**16.0**	**244.9**	206.5	**2.4**	2.0	**247.3**	208.5
Selling and distribution costs	**42.8**	**3.9**	**46.7**	35.8	**1.5**	1.0	**48.2**	36.8
Administrative expenses	**67.0**	**4.1**	**71.1**	66.5	**2.1**	2.5	**73.2**	69.0
Operating profit/(loss)	**119.1**	**8.0**	**127.1**	104.2	**(1.2)**	(1.5)	**125.9**	102.7

Operating profit excludes the group share in Joint Venture and Associate companies.
Administrative expenses for acquired operations include amortisation of goodwill totalling £1.3m (2002 - £nil).

4 Prior Year Adjustment

In the period the group has adopted FRS 17. In prior periods the group had accounted for pension costs under SSAP24. The resulting restatement to group profit and loss account reserve is as follows:

	Profit and loss account £m
At 31 December 2002 as previously stated	**254.5**
On removing SSAP 24 prepayment at 1 January 2002	**(14.6)**
On creating FRS17 liability at 1 January 2002	**(4.7)**
Adjustment to profit retained in the year	**0.3**
Actuarial Loss in the year (net of tax)	**(42.8)**
Net effect of restatement	**(61.8)**
At 31 December 2002 as restated	**192.7**

This change in accounting policy has resulted in an increase in staff costs of £1.6m (2002 – £2.1m) and other finance (charges)/income of £(0.9)m (2002 – £2.6m), a decrease/(increase) in the tax charge of £0.7m (2002 – £(0.2)m), a decrease in profit for the year by £1.8m (2002 increase of £0.3m) and a decrease in total recognised gains and losses of £8.2m (2002 – £43.5m). Other debtors at December 2002 have been reduced by £21.7m, together with related deferred tax of £6.5m.

If stated on an SSAP24 basis, profit on ordinary activities before taxation would have been £2.5m greater (2002 – £0.5m less) at £57.0m (2002 – £99.4m) giving a basic earning per share of 18.8p (2002 – 70.4p) and an underlying earning per share of 95.2p (2002 – 86.2p).

5 Integration Costs

Connected with the acquisition of the Thales Antennas business of Thales in July 2003, costs of £0.8m have been incurred in respect of restructuring the business.

Following the acquisition of the Power and Control business of BAE SYSTEMS at the end of 2002, costs of £3.2m were incurred in that year in respect of the integration of the business with various parts of Aerospace Systems.

6 Disposal of group undertakings

In line with the group's strategy to focus on its core aerospace and defence markets, Westwind Air Bearings Limited and Westwind Air Bearings Inc. (together 'Westwind') were sold on 10 December 2003 for total proceeds of £21.2m. This gave rise to a profit on disposal of tangible assets of £4.3m which became an exceptional loss of £64.1m after the reversal of £68.4m of goodwill originally written off to reserves. There was no tax payable or recoverable in relation to this disposal.

This business has been treated as a discontinued operation in the financial statements.

7 Net Interest

	2003		2002	
	£m	£m	£m	£m
Group				
Interest receivable		3.4		2.7
Interest payable				
Bank loans and overdrafts	(12.2)		(8.5)	
Other borrowings	(0.5)		(2.9)	
		(12.7)		(11.4)
Net interest		(9.3)		(8.7)
Joint Ventures				
Interest receivable		0.4		0.4
Interest payable		(2.6)		(1.9)
		(2.2)		(1.5)

8 Tax on Profit on Ordinary Activities

	2003 £m	2002 restated £m
Current tax:		
UK corporation tax on profits of the year	18.1	14.1
Share of joint ventures' and associate's tax	1.0	0.7
Overseas tax on profits of the year	14.7	10.0
Adjustments in respect of previous years	(0.5)	(1.5)
Total current tax	33.3	23.3
Deferred tax:		
Origination and reversal of timing differences	5.1	7.8
Adjustments in respect of previous years	(2.4)	(3.0)
Total deferred tax	2.7	4.8
Tax on profit on ordinary activities	36.0	28.1

Excluding the exceptional loss of £64.1m (2002 – £nil), goodwill amortisation of £15.9m (2002 – £12.7m) and the prior year tax credit of £2.9m (2002 – £4.5m), the effective rate for the year is 28.9% (2002 – 29.0%). This adjusted tax charge is lower than the prevailing rates principally because part of the goodwill charge is an allowable expense for tax purposes and some of the group expenditure on research and development qualifies for additional tax deduction.

The tax assessed for the year is different to the standard rate of corporation tax in the UK of 30% (2002 – 30%). The differences are

explained below:

	2003 £m	2002 Restated £m
Profit on ordinary activities before tax	**54.5**	99.9
Profit on ordinary activities multiplied by standard rate in the UK 30% (2002 - 30%)	**16.3**	30.0
Effects of:		
Tax disallowed items (primarily exceptional loss and goodwill amortisation)	**21.3**	2.1
Capital allowances for year in excess of depreciation	**(0.2)**	(6.2)
Other timing differences	**(4.9)**	(1.6)
Overseas tax rates higher than UK rates	**2.0**	1.6
Expenditure qualifying for additional R&D tax deduction	**(0.7)**	(0.8)
Contribution to the QUEST	**-**	(0.3)
Adjustments to tax charge in respect of prior years	**(0.5)**	(1.5)
Current tax charge for the year	**33.3**	23.3

Factors that may affect future tax charges:

The group's effective rate of current tax on underlying profits is expected to be lower than the standard rate of corporation tax in the UK primarily because of timing differences arising on fixed assets and because some of the goodwill amortisation is an allowable deduction for tax purposes. The group expects that this will remain broadly unchanged in the foreseeable future.

No provision has been made for deferred tax on gains recognised on revaluing property to its market value. Also, no deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures as no tax is expected to be payable on them in the foreseeable future.

9 Dividends

	2003 £m	2002 £m
Dividends on ordinary shares		
Interim paid of 8.36p per share (2002 - 7.6p)	**9.3**	7.6
Proposed final of 19.8p per share (2002 - 18.0p)	**22.0**	18.3
	31.3	25.9

Dividends include £1,182 (2002 – £1,182) paid in respect of non equity second cumulative preference shares (note 12).

10 Earnings per Ordinary Share

	2003			2002 (Restated)		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-share amount pence
Basic Earnings per Share (EPS)						
Earnings attributable to ordinary shareholders	18.2	105.9	17.2	71.5	101.1	70.7
Effect of dilutive securities						
Options	–	0.7		–	0.6	
Long term incentive plan	–	–		–	0.2	
Fully Diluted EPS						
Adjusted earnings	18.2	106.6	17.1	71.5	101.9	70.2

In addition to the information required by FRS 14, the directors believe that it is helpful to calculate an underlying earnings per share figure excluding loss on disposal of subsidiary undertakings, goodwill amortisation and integration costs:

	2003			2002 (Restated)		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-share amount Pence
Basic EPS	18.2	105.9	17.2	71.5	101.1	70.7
Loss on disposal of subsidiary undertakings	64.1		60.5			
Effect of goodwill amortisation	15.9		15.0	12.7		12.5
Effect of integration costs	0.8		0.8	3.2		3.2
Underlying EPS						
Adjusted earnings	99.0	105.9	93.5	87.4	101.1	86.4

The calculation of earnings per ordinary share has been based on £18.2m (2002 – £71.5m restated), being the profit after taxation, minority interests and preference dividend, and on the weighted average number of ordinary shares in issue during the year, being 105,941,221 (2002 – 101,113,784, excluding the weighted effect of 229,350 which were issued to the QUEST). The weighted average number of ordinary shares used for the fully diluted earnings per share is 106,622,128 (2002 – 101,875,012, excluding the weighted effect of 229,350 which were issued to the QUEST).

11 Employees

	2003 Number	2002 Number
Average number of employees		
United Kingdom	4,052	3,864
Other EU countries	1,010	772
United States	2,342	1,788
Rest of the world	1,586	1,488
	8,990	7,912

	2003 £m	2002 Restated £m
Employment costs		
Wages and salaries	231.8	197.9
Social security costs	23.8	18.9
Other pension costs	14.6	13.6
	270.2	230.4

Pensions

The group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world with assets held in separate trustee administered funds.

From 1 January 2003, new employees in the UK have only been able to join the defined contribution scheme. In the USA, both the Carleton Technologies and Stanley Aviation defined benefit schemes will be closed to new members from 31 December 2003 and 31 January 2004 respectively. Since the majority of the defined benefit schemes operated by the group are closed to new entrants, the age profile of the schemes' in service membership will increase over time. Under the funding method prescribed by FRS17, the current service cost will increase as a percentage of pensionable salaries as members approach retirement.

In the year, the group assumed the defined benefit schemes of Dräger Aerospace in Germany and ERA Technology in the UK. Both of these schemes have been included in the assessment of the FRS 17 liability and in the tables below.

FRS 17 assumptions

The group operates a number of defined benefit schemes, the most significant being the Cobham Pension Plan ('CPP'). A full valuation of the CPP scheme was undertaken as at 1 April 2001 and updated to 31 December 2003 by a qualified independent actuary. During the period, employer contributions for the period were raised to 17.3%

The major assumptions used by the actuaries of the group schemes as at 31 December 2003 in respect of FRS 17 were as follows:

	UK Schemes			USA Schemes		
	At 31 December 2003	At 31 December 2002	At 31 December 2001	**At 31 December 2003**	At 31 December 2002	At 31 December 2001
Rate of increase in salary costs	**3.50%**	3.25%	4.00%	**4.00% - 5.00%**	4.00%	4.00%
Discount rate	**5.50%**	5.60%	6.00%	**6.00% - 6.25%**	7.00%	7.00%
Inflation assumption	**2.75%**	2.25%	2.50%	**2.50% - 3.00%**	2.50%	2.50%
Pensions increase	**2.75%**	2.25%	2.50%	**3.00%**	3.00%	3.00%

For the Dräger Aerospace scheme in Germany, the following assumptions were used for 2003: rate of increase in salaries 4.00%, discount rate 5.50%, inflation 1.00% and rate of pensions increase 1.5%.

The assets of the various schemes are held in managed and segregated funds held with various companies. The fair value of the assets held at 31 December 2003 and the expected rates of return are as follows:

	Expected long term rate of return at 31 December **2003**		Value at 31 December **2003 £m**		Expected long term rate of return at 31 December 2002		Value at 31 December 2002 £m		Expected long term rate of return at 31 December 2001		Value at 31 December 2001 £m	
	UK	US	UK	US	UK	US	UK	US	UK	US	UK	US
Equities	**8.00%**	**8.00%**	**181.7**	**8.0**	8.00%	9.00%	117.9	7.4	8.00%	9.00%	145.5	8.1
Bonds	**5.10%**	**4.50%**	**42.3**	**4.0**	5.00%	7.00%	28.7	3.6	5.50%	7.00%	30.1	4.8
Other	**3.75%**	**3.20%**	**19.4**	**0.4**	4.00%	4.00%	7.5	0.2	4.00%	4.00%	8.3	0.7
Total fair value of assets			**243.4**	**12.4**			154.1	11.2			183.9	13.6

The German scheme is unfunded and has no assets.

The funding position of the schemes in the group as calculated under FRS 17 as at 31 December 2003 was as follows:-

	2003 £m	2002 £m	2001 £m
Total fair value of assets	**255.8**	165.3	197.5
Present value of scheme liabilities	**(326.1)**	(231.9)	(204.3)

Deficit in the schemes	**(70.3)**	(66.6)	(6.8)
Related deferred tax asset	**21.1**	20.0	2.1
Net pension deficit	**(49.2)**	(46.6)	(4.7)

The amounts in respect of the performance of the schemes are:-

Analysis of the amount charged to operating profit	2003 £m	2002 restated £m
Current service cost	**8.2**	8.0
Past service cost	**-**	-
Total operating charge	**8.2**	8.0

Analysis of the amount (charged)/credited to other finance income	2003 £m	2002 £m
Expected return on pension scheme assets	**12.7**	14.8
Interest cost	**(13.6)**	(12.2)
Net return	**(0.9)**	2.6

Analysis of the amount recognised in the statement of total recognised gains and losses (STRGL)	2003 £m	2002 £m
Actual return less expected return on pension scheme assets	**20.3**	(50.0)
Changes in assumptions underlying scheme liabilities	**(29.7)**	(2.9)
Experience gains and losses arising on scheme liabilities	**1.9**	(8.2)
Actuarial (loss) recognised in the STRGL	**(7.5)**	(61.1)

Movement in deficit during the year	2003 £m	2002 restated £m
Deficit in schemes at beginning of the year	**(66.6)**	(6.8)
Current service cost	**(8.2)**	(8.0)
Contributions	**10.7**	6.7
Gain from acquisitions during the year	**2.2**	-
Past service cost	**-**	-
Other finance (charges)/income	**(0.9)**	2.6
Actuarial loss	**(7.5)**	(61.1)
Deficit in schemes at the end of the year	**(70.3)**	(66.6)

Amounts for 2002 in the tables above for current service cost, contributions and actuarial loss have been restated to reflect the correction of a misclassification between these components of the deficit. The value of the deficit in the schemes at the end of 2002 was not affected.

History of experience gains and losses

Difference between expected and actual return on scheme assets:	2003	2002 restated
Amount (£m)	**20.3**	(50.0)
Percentage of scheme assets	**7.9%**	(30.2%)
Experience gains and losses on scheme liabilities:		
Amount (£m)	**1.9**	(8.2)
Percentage of the present value of scheme liabilities	**0.6%**	(3.5%)
Total amount recognised in the STRGL		
Amount (£m)	**(7.5)**	(61.1)
Percentage of the present value of scheme liabilities	**(2.3%)**	(26.3%)

Defined Contribution Schemes

Contributions paid by the group to defined contribution schemes in the year amounted to £6.2m (2002 – £5.6m). There were no significant contributions outstanding at the end of either 2002 or 2003.

12 Called Up Share Capital

	2003 £m	2002 £m
Authorised		
Equity		
147,920,000 (2002 - 147,920,000) 25p ordinary shares	**37.0**	37.0
Non equity		
20,000 (2002 - 20,000) 6% second cumulative preference shares of £1	**-**	-
	37.0	37.0
Allotted and fully paid		
Equity		
110,970,790 (2002 - 101,490,684) 25p ordinary shares	**27.8**	25.4
Non equity		
19,700 (2002 - 19,700) 6% second cumulative preference shares of £1	**-**	-
	27.8	25.4

On 9 July 2003 the company completed a private placing of 9,159,560 ordinary shares of £1 each in exchange for 11% of the equity and entire preference share capital of Lockman Capital Limited ("LCL"), a company incorporated in Jersey. LCL was incorporated to undertake the private placing. Prior to the private placing Cobham plc owned 89% of the share capital of LCL. The placing was made to a number of institutional investors. The market price on 9 July 2003 was £11.92.

In accordance with the provisions of merger relief under Section 131 of the Companies Act 1985, the company recorded the cost of investment in LCL at the nominal value of the shares issued. On consolidation, the excess of the fair value over the nominal value of the shares issued has been recorded as a merger reserve. Also in 2003 the preference shares in LCL have been redeemed and £102.6m has therefore been transferred to the profit and loss reserve. LCL is now in dissolution.

In addition to the placing, during the year 163,407 ordinary shares were issued in connection with the executive share option schemes, 18,303 were issued in connection with the Cobham Savings Related Share Option Scheme and 138,836 were issued in connection with the Cobham Long Term Incentive Plan. The aggregate nominal value of such shares was £0.1m and the cash consideration received net of costs was £1.1m. In addition £1.2m was transferred from other reserves to called up share capital and share premium account in relation to the Cobham Long Term Incentive Plan.

The following options over ordinary shares were outstanding as at 31 December 2003:

Dates granted	Number of Shares	Prices – pence	Dates normally exercisable
Cobham Savings Related Share Option Scheme 1996 - 2003	1,824,778 (2002 – 1,702,901)	483 to 939	2004 – 2011
Cobham Executive Share Option Scheme 1996 - 2003	1,477,639 (2002 – 1,317,457)	315 to 1,186	1998 – 2013

The 6% second cumulative preference shareholders are entitled to receive a fixed cumulative preference dividend at the rate of 6% per annum in priority to the payment of dividends on the ordinary shares (note 9). In addition, on a return of assets on the liquidation or otherwise of the company, the assets available for distribution are to be applied first in repaying to the holders of the 6% second cumulative preference shares the amounts paid up on their shares. On a show of hands every member holding 6% second cumulative preference shares who is present in person has one vote and on a poll every member has one vote for every £1 in nominal amount of the shares of which he is the holder. The 6% second cumulative preference shares are non-redeemable.

13 Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	2003	2002 restated

	£m	£m
Operating profit	125.9	102.7
Depreciation	33.7	26.4
Amortisation of goodwill and intangibles	16.3	13.1
Profit on sale of fixed assets	(0.7)	(2.0)
Difference between pension charge and cash contribution	(2.5)	1.3
Provisions for liabilities and charges	–	(4.4)
Long term incentive plan	0.6	0.7
Increase in stocks	(22.0)	(10.8)
Decrease in debtors	1.2	2.2
(Decrease)/increase in creditors	(4.7)	6.7
Net cash inflow from operating activities	147.8	135.9

14 Analysis of Net Debt

	At 1 January 2003 £m	Cash Flow £m	Other changes £m	Exchange movements £m	At 31 December 2003 £m
Cash at bank and in hand	71.9	39.8	–	(5.6)	106.1
Current asset investments	0.1	–	–	–	0.1
Debt due within one year	(65.4)	(10.5)	(1.9)	(2.5)	(80.3)
Debt due after one year	(195.1)	11.0	(11.7)	15.7	(180.1)
Finance leases	(0.3)	0.1	–	–	(0.2)
		0.6			
Total	(188.8)	40.4	(13.6)	7.6	(154.4)

	2003 £m	2002 £m
Senior notes, loans, other borrowings, debenture loans and finance leases	260.6	260.8
Cash at bank and in hand including short term deposits	(106.1)	(71.9)
Current investments	(0.1)	(0.1)
Net debt	154.4	188.8

Included in group and parent company cash at bank and in hand at 31 December 2003 is £3m held in an escrow account which relates to the disposal of Westwind and release of which is subject to the purchaser's approval. It is expected that this cash will be released from escrow in June 2005.

15 Analysis of Cash Flows for Headings Netted in the Consolidated Cash Flow Statement

	2003 £m	2002 £m
a. Returns on Investments and Servicing of Finance		
Interest received	2.4	1.8
Interest paid	(13.4)	(10.4)
Net cash outflow from returns on investments and servicing of finance	(11.0)	(8.6)
b. Capital Expenditure and Financial Investment		
Payments to acquire tangible fixed assets	(39.3)	(32.5)
Payments to acquire intangible fixed assets other than goodwill	(1.2)	(0.4)
Receipts from sales of fixed assets	1.3	3.9
Net cash outflow for capital expenditure and financial investment	(39.2)	(29.0)
c. Acquisitions and Disposals		
Purchase of subsidiary undertakings	(138.8)	(32.8)

Net cash/(overdraft) acquired with subsidiary undertakings	**8.1**	(0.8)
Deferred and contingent consideration	**(3.6)**	(3.8)
Investment in associate	**(0.4)**	(1.4)
Sale of subsidiary undertaking	**21.2**	–
Net cash balances disposed of with subsidiary undertaking	**(1.5)**	–
Net cash outflow for acquisitions and disposals	**(115.0)**	(38.8)
d. Management of Liquid Resources		
Net sale of short term deposits	**–**	0.8
Net cash inflow from management of liquid resources	**–**	0.8
e. Financing		
Issue of ordinary share capital	**106.0**	4.8
Expenses on issue of ordinary share capital	**(0.3)**	–
Debt due within a year:		
increase/(repayment) of short term loans	**0.5**	(51.9)
increase/(repayment) of debenture loans and other borrowings	**10.0**	(4.1)
Debt due beyond a year:		
(decrease)/increase in long term borrowings	**(9.3)**	77.2
increase/(repayment) of debenture loans and other borrowings	**(1.7)**	(3.7)
Capital element of finance lease rentals	**(0.1)**	(0.3)
Net cash inflow from financing	**105.1**	22.0

16 Purchase of Undertakings

The acquisitions during the year were as follows:

By the Avionics group

- Orion Electronics Limited in Canada in January for C$14m
- Xybion Sensor Positioning Systems Division of Xybion Corporation in the USA in January for US$1.4m cash
- dB Systems Inc in the USA in May for $3.8m cash and $1.8m deferred consideration, payable up to 2008
- Atlas Composites Limited in the UK in May for £1.7m cash
- Novatech Designs Limited in Canada in June for C$1.4m cash
- Thales Antennas Limited (now renamed Racal Antennas Limited) in the UK in July for £5.5m cash
- SeaTel Inc in the USA in September for $27.2m cash, $1.5m deferred consideration payable up to 2005 and $6.4m contingent consideration, payable up to 2008 and dependent on performance
- Nauticast AG of Austria in October for €3.0m cash
- ERA Technology Limited in the UK for £20.1m cash, £12.2m borrowings incurred as consideration, £4.2m deferred consideration payable up to 2004 and £1.8m contingent expenses payable up to 2008 and dependent on performance.

By the Aerospace Systems group

- Dräger Aerospace GmbH in Germany in June for €24.9m cash and €3.5m deferred consideration, payable June 2006
- Litton Life Support Unit of Northrop Grumman Corp in the USA in August for $76.0m cash
- Harrison Division of Sierracin Corporation in the USA for $10.4m cash, subject to a net asset adjustment

By the Flight Operations and Services group

- Trade and assets of TransAustralian Air in Australia in October for A$25.1m

END

Close

©2004 London Stock Exchange plc. All rights reserved



Air Refuelling and Auxiliary Mission Equipment

Antennas

Avionics and Surveillance

Defence Electronic Systems

Life Support

Services

RECEIVED
2005 NOV -8

Cobham plc
Interim Report 2005

COBHAM

Key highlights

Orders received
£697.4m
up
26.2%

Revenue
£516.3m
up
12.3%

Trading profit*
£74.3m
up
14.0%

"Cobham has completed a strategic review of its business portfolio and concluded that further focus on leading technology positions will enable it to take greater advantage of opportunities in the aerospace and defence market worldwide. By targeting investment in technology and acquisitions, the Group will continue to deliver excellent returns to shareholders. Strong first half results serve to underline confidence for the full year."
Gordon Page, CBE, Chairman



01 Summary
02 Interim statement
04 Operating review – Chelton
05 Operating review – Aerospace Systems
05 Operating review – Flight Operations & Services
06 Strategic review
07 People
07 Outlook
08 Consolidated IFRS income statement
09 Consolidated IFRS balance sheet
10 Consolidated IFRS cash flow statement
10 Reconciliation of net cash flow to movement in net debt
11 Statement of recognised income and expenses
11 Statement of changes in equity
12 Notes to the Interim Report

Front cover: 1. Flight Refuelling 900 series pod ordered by Canada, Germany and Australia; 2. Cobham network-centric warfare communications antennas; 3. Chelton Flight System's EFIS installed in a Bell Helicopter model 407; 4. Cobham supplies microwave, communications and life support equipment for the F/A-18 Hornet; 5. Carleton manufactures onboard oxygen generation systems; 6. RAF E-3D Sentry (AWACS) operates with Cobham logistics support. Inside front cover: Remec integrated microwave assemblies.

Summary

Cobham plc designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets and operates, maintains and modifies aircraft particularly in relation to special mission flight operations.

The Group's results for the first half of 2005 show:

- Excellent growth in revenue, underlying operating profit and earnings per share
- Group margins maintained; H1 in line with expectations and reflecting the normal trading pattern
- Robust performances in Antennas, Microwave, Avionics and Air Refuelling
- Remec initial performance ahead of company expectations
- Strong order book growth providing excellent visibility – now standing at £1.5bn
- Cash conversion 80.3%
- Four Microwave and Life Support acquisitions completed in the period
- A 10% increase in the interim dividend

A strategic review was completed in September with:

- The creation of six business divisions
- The decision to sell Fluid and Air, and Countermeasures companies.

* For definition of trading profit please see note in Interim statement results section.

Interim statement

Introduction

Cobham has made good progress in the first half of 2005 with double-digit underlying earnings growth. Robust performances were achieved in the Antennas, Avionics, Microwave and Air Refuelling divisions; and operational improvements, including those in Countermeasures, offset the impact of adverse currency movements.

The Group order book stands at a record £1.5bn, reflecting success in winning new orders and the strong 'book to bill' ratio of the Antennas, Microwave and Avionics divisions. Cobham continued to make acquisitions in faster-growing niche market sectors and completed the acquisitions of Remec and Koch.

A strategic review of the Group businesses has been completed. The Board has concluded that the business portfolio should be more focused on key markets and additional emphasis should be placed on value-added technologies. The Group structure has therefore been streamlined in this direction.

IFRS

In line with the regulatory requirements for UK listed companies, Cobham has prepared its accounts on the basis of International Financial Reporting Standards (IFRS), as adopted by the European Union, for the accounting period beginning 1 January 2005 and has restated prior-year comparative data wherever appropriate. A press release was issued on 7 June 2005 detailing the transition process and tables showing the financial impact of the transition were attached to the press release for these interim results. These statements remain available on the Cobham website at www.cobham.com or by application to the company.

Results

To assist with the understanding of earnings trends, trading profit (formerly underlying operating profit) and underlying earnings have been defined to exclude the impact of the amortisation of intangible assets recognised on acquisition and the impact of the marking to market of foreign exchange derivatives not realised in the period. Countermeasures and Cobham Fluid Systems are treated in the results as discontinued businesses. The results on these various bases are shown on the right.

The results for the period based on the Group's operations (including discontinued businesses) on an underlying IFRS basis are as follows:

Revenue for the first half of the year has increased by 12.3% to £516.3m (2004: £459.8m). Group underlying operating margin was maintained when compared with the first half of 2004, with improvements in Chelton being offset by a decline, as anticipated, of underlying margin in the Flight Operations & Services business. Costs associated with share-based payments, as more schemes fall under the scope of IFRS 2, and the adverse effect of conversion of US$-based transactions in the UK were offset by operational improvements. Underlying profit before tax increased 15.0% to £69.6m (2004: £60.5m). Underlying earnings per share increased 14.5% to 4.41p (2004: 3.85p).

The effective tax rate on underlying profit before taxation is 28.4% (2004: 28.3%). Cash generated by operating activities at £75.2m was 2.5% lower than the same period in 2004, which included a receipt of dividends of £5.0m from a joint venture company. Net debt increased from £166.2m at the end of 2004 to £319.8m as at 30 June 2005, primarily driven by the acquisition of Remec.

An interim dividend of 1.01p, representing a 10% increase on the comparable period last year, has been approved by the Board and will be paid on 12 December 2005 to all shareholders on the register as at 11 November 2005.

Total revenue comprises the following:

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Revenue from continuing activities	501.8	449.0	952.1
Revenue from discontinued businesses	14.5	10.8	26.9
Total revenue	516.3	459.8	979.0

Total trading profit comprises the following:

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Trading profit from continuing activities	72.6	65.2	149.3
Trading profit from discontinued businesses	1.7	0.0	1.5
Trading profit	74.3	65.2	150.8

The underlying profit before tax is as follows:

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Profit on continuing operations before taxation	52.5	60.5	141.6
Profit on discontinued operations before taxation	0.4	(0.8)	(0.2)
Amortisation of intangible assets on business combination	2.7	0.8	1.7
Loss on revaluation of derivative financial instruments	14.0	–	–
Underlying profit before taxation	69.6	60.5	143.1

The underlying profit as used in the calculation of underlying EPS is as follows:

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Profit after taxation attributable to equity shareholders	37.7	42.4	100.9
Amortisation of intangible assets on business combination	1.9	0.5	1.2
Loss on revaluation of derivative financial instruments	9.8	–	–
Underlying profit after taxation	49.4	42.9	102.1
Underlying earnings per ordinary share	4.41p	3.85p	9.16p

Operating review

Chelton

	Note	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	% change
Orders received		£331.4m	£241.1m	+37.5%
Revenue		£236.6m	£196.5m	+20.4%
Margin		17.3%	16.3%	+1.0pts
Trading profit	*	£40.8m	£32.0m	+27.6%

* A reconciliation of basic operating profit to trading profit is shown in note 4 to the financial statements.

Chelton reported first-half revenue up 20% and underlying operating profit up 28%. Growth is market- and technology-driven and the policy of investment in avionic research and development has brought success with new products offering increased capability. Orders received are up 5% excluding Remec.

Antennas made the first deliveries of Chelton's high-speed data SATCOM system for Embraer and Gulfstream. The system provides an office-in-the-sky capability including internet and high-quality voice and data link communications. Systems with increased capability will shortly be delivered for a military application.

Development of the mINCAN® interference cancellation system has led to further sales, including one order for the US Coast Guard communications update (Rescue 21) programme. A derivative is being developed for a US Army programme and wider military interest is now being shown.

Military antenna successes continue with Chelton winning a contract to supply communication antennas for the A400M.

In **Avionics** significant orders have been received from the US Army for tactical communications equipment. Customer evaluation of the new Wulfsberg Fliteline avionics suite has started and is expected to result in orders. Sales of the COSPAS-SARSAT compliant search and rescue beacon products have been strong.

The law enforcement and national security market has seen increasing levels of interest, driven by the continuing threat of terrorism and the war in Iraq. Demand for unmanned ground and airborne vehicle microwave systems has exceeded expectations.

The **Microwave** business saw increased demand as a consequence of new products entering production to support network-centric systems. The war on terrorism and the focus on command, control, communications, computers and intelligence (C^4I) data links have contributed to the urgency for this improved technology.

The acquisition of Remec has resulted in increased presence in this area and the company has secured, for instance, key wins on F-35 (where the Cobham ship set value has increased from US$270K to US$470K), F-18 Growler, DDX Multi-Mission Surface Combatant ship, Common Data Link, Aerial Common Sensor, and the US Coastguard Deepwater programme. Remec's performance in the first two months has exceeded expectation in orders, revenue and profit.

Although not in the reporting period, selected assets of the Microwave Development Company were acquired on 1 August for US$13.6m and will be absorbed into the existing microwave business in New Hampshire, US, further strengthening the Group's passive microwave capability.

Aerospace Systems

	Note	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	% change
Orders received		£244.7m	£198.8m	+23.1%
Revenue		£180.6m	£169.6m	+6.5%
Margin		14.4%	14.4%	
Trading profit	*	£26.0m	£24.5m	+6.3%

* A reconciliation of basic operating profit to trading profit is shown in note 4 to the financial statements.

Aerospace Systems showed strong performance for the first half of the year with revenue and operating profit up by 6%. Order intake was up significantly at 23% in the period demonstrating long-term growth prospects.

Life Support has been strengthened with the completion of the acquisition of Koch in June 2005. Koch will be managed by Conax, Florida, US, and has products complementary to the personal survival equipment produced by this division. In addition, Carleton won a US$200m order for passenger service units for the Boeing 787 in July 2005.

In **Air Refuelling (AR) and Auxiliary Mission Equipment** good progress has been made in delivering AR Pods to the Air Force Special Operations Command programme and to Lockheed Martin for the US Marine Corps C-130J. The order book has improved with Typhoon tranche two orders for weapons carriage and release products totalling over £90m for deliveries over the next five years. The first weapons carriage and release hardware has been delivered to Boeing to support the small diameter bomb programme.

In **Fluid and Air** Cobham continues to provide fluid delivery components for a range of military and commercial programmes. The successful first flight of the Airbus A380 was a major milestone and achievement for Cobham as the aircraft fuel pumps provider. The first Boeing 787 fuel pumps were shipped in August 2005.

Flight Operations & Services

	Note	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	% change
Orders received		£121.3m	£112.6m	+7.8%
Revenue		£99.1m	£93.7m	+5.8%
Margin		8.9%	10.7%	-1.8pts
Trading profit	*	£8.8m	£10.0m	-12.0%

* A reconciliation of basic operating profit to trading profit is shown in note 4 to the financial statements.

Flight Operations & Services' orders grew by 8%. First-half revenue is up 6%. Underlying operating profit was down by £1.2m reflecting increased bid activity in the UK and Australia, and a greater bias towards H2 in 2005.

The announcement of a new twelve-year Coastwatch contract for the Australian customs service, expected to be signed in June 2005, has been delayed until later this year. The current contract runs until June 2007. A twenty-year £50m contract has been won with Northrop Grumman and BAE SYSTEMS to provide logistic support at RAF Waddington for the E-3D Sentry (AWACS) aircraft. A contract, initially worth approximately AUS$100m, to operate and maintain a fleet of eight Boeing 717s for up to three years on behalf of Qantas in Australia has also been agreed.

Strategic review

During the last six months the Group has carried out an in-depth strategic review and determined that maximum shareholder value can be achieved by focusing the future direction of the Group in five divisions aligned to key technology sectors and one in a service sector. The **Cobham Services** division will include electronic warfare and flying training, navigation aid calibration, special mission operations and aircraft operation, modification and maintenance of military aircraft.

The five technology divisions will be:

- **Cobham Antennas**
- **Cobham Defence Electronic Systems**
- **Cobham Air Refuelling and Auxiliary Mission Equipment**
- **Cobham Life Support**
- **Cobham Avionics and Surveillance**

The key objectives of this strategy are to:

- consolidate and enhance market leadership;
- radically increase collaboration across the Group and within divisions;
- increase investment in technology and focus in R&D expenditure;
- exit businesses that do not align with the focused portfolio;
- achieve significant efficiency improvements which will allow further re-investment in technologies;
- introduce a flatter, simplified, management structure, which will improve customer focus, business transparency, and drive improvements in working capital, lean manufacturing, and procurement;
- strengthen the Group's upper quartile aerospace and defence margins; and
- enhance organic profit growth throughout the market cycles.

Together, achievement of these objectives will enhance return on invested capital, a key metric for shareholders.

In line with this strategy Cobham announced that the process of selling Countermeasures (FR Countermeasures and Wallop Defence Systems) was under way. Cobham also announced on 13 September 2005 the sale of FR-HiTEMP and the Stanley Aviation group of companies. This follows the earlier sale, completed on 29 July 2005, of the trade and assets of the Products Division of Cobham Fluid Systems. Countermeasures and this part of Cobham Fluid Systems have been identified as discontinued businesses on the face of the income statement and comparative data has been restated to match this treatment.

The portfolio will continue to be reviewed to confirm that remaining businesses have the market position and technology to deliver superior profitable growth.

Reflecting these developments a flatter organisational structure will be introduced to bring a more unified approach to the Group and to capture further market opportunities and business performance improvements. Five divisional managing directors/presidents of the technology divisions will be appointed and will report to the Chief Executive. The divisions will continue to be wholly responsible for their growth and operating performance.

In order to support business activity and processes Group functions for human resources, strategic development, internal audit, mergers and acquisitions, and legal are being further strengthened.

People

Alex Hannam was appointed Group Managing Director of the Cobham Services Division which includes Flight Operations & Services. Andy Stevens, currently Group Managing Director, Aerospace Systems Group, has been appointed as the new Chief Operating Officer.

In June 2005 Geoff Cooper, CBE, resigned from the Board. The Board wishes to record its thanks to Geoff for his valuable contribution to Chelton and the Cobham Group over the last fifteen years.

Mike Smith, having served nine years, retired at the June 2005 annual general meeting. Mike has had a major influence on Cobham and the Board is grateful for his counsel and guidance during this time.

Dr. John Patterson, Executive Director Development, AstraZeneca plc, has accepted the position of non-executive director with effect from 1 November 2005. He will succeed Mike Smith as chairman of the remuneration committee.

Marcus Beresford, CBE, has accepted the position of senior independent director.

Outlook

Excellent first-half results have been achieved and the second half is expected to be stronger than the first in line with the pattern of previous years. Cobham looks forward to reporting continued progress at the end of the financial year.

The development of Cobham's strategy, organisational structure and operational effectiveness as set out in this statement marks an important evolutionary step in the development of the Group and reflects the fact that it has trebled revenue between 1997 and this year.

With key enabling technologies and products the Group is well positioned to target growing markets within aerospace and defence. These include: air refuelling with proven probe and drogue technology; network-centric capability where it has a strong presence in helicopter, fixed-wing aircraft and ground-based vehicle communications and data links; and, life support with airborne gas generation and aircrew equipment. The focus on technology-based divisions will enhance Group performance.

J.M. Pope
Secretary
Brook Road
Wimborne
Dorset BH21 2BJ

13 September 2005

Consolidated IFRS income statement

For the half year ended 30 June 2005

£m	Note	Unaudited Half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Continuing operations				
Revenue		501.8	449.0	952.1
Cost of sales		(367.6)	(326.3)	(693.4)
Gross profit		134.2	122.7	258.7
Selling and distribution costs		(28.5)	(25.2)	(52.8)
Administrative expenses		(48.0)	(34.2)	(60.9)
Group operating profit		57.7	63.3	145.0
Share of post-tax results of joint ventures and associates		1.6	1.1	2.6
		59.3	64.4	147.6
Comprises				
Trading profit from continuing operations	3	72.6	65.2	149.3
Realised exchange gains in the period	#	(10.6)	–	–
Amortisation of intangible assets arising on acquisition		(2.7)	(0.8)	(1.7)
		59.3	64.4	147.6
Finance income	*	5.0	2.6	23.4
Finance expense	*	(8.4)	(6.5)	(29.4)
Realised exchange gains in the period	#	10.6	–	–
Loss on revaluation of currency instruments	# 5	(14.0)	–	–
Profit on continuing operations before taxation		52.5	60.5	141.6
Tax on continuing operations		(14.7)	(17.4)	(40.5)
Profit on continuing operations after taxation		37.8	43.1	101.1
Discontinued operations				
Profit/(loss) after taxation from discontinued operations	8	0.4	(0.5)	0.1
Profit after taxation for the period		38.2	42.6	101.2
Profit attributable to equity shareholders		37.7	42.4	100.9
Profit attributable to minority interests		0.5	0.2	0.3
Profit after taxation for the period		38.2	42.6	101.2

Earnings per ordinary share	†			
– basic		3.37p	3.81p	9.05p
– fully diluted		3.34p	3.78p	8.99p
Earnings per ordinary share from continuing operations				
– basic		3.33p	3.85p	9.04p
– fully diluted		3.31p	3.83p	8.98p
Dividend per ordinary share (as restated under IFRS)		2.18p	1.98p	2.90p

Exchange gains and losses in comparative periods have not been restated as allowed under transitional arrangements of IAS39 and remain within administrative expenses for these periods. Similarly currency instruments have not been recognised at fair values in the comparative periods.

* Net interest expense for the whole business for the half year to 30 June 2005 was £4.7m (half year to 30 June 2004 £4.7m and year to 31 December 2004 £7.7m), comprising net interest expense on continuing operations of £3.4m (half year to 30 June 2004 £3.9m and year to 31 December 2004 £6.0m) and net interest expense in discontinued businesses of £1.3m (half year to 30 June 2004 £0.8m and year to 31 December 2004 £1.7m)

† Earnings per share have been calculated using 1,119,363,050 (30 June 2004: 1,113,093,890, 31 December 2004: 1,114,482,710) ordinary shares, being the weighted average number in issue during the six months to 30 June 2005, adjusted for the share split described in note 6, excluding those held by the qualifying employees share ownership trust (QUEST). Details of underlying earnings per ordinary share are shown in note 3.

This report is being sent to shareholders and will be available to members of the public at the company's registered office at Brook Road, Wimborne, Dorset BH21 2BJ, UK.

The interim report and the comparative figures for the year ended 31 December 2004 do not constitute full accounts within the meaning of the Companies Act 1985. Full accounts for that year, which include an unqualified audit report and no statements under sections 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

Of the total tax charge, £5.1m (30 June 2004: 5.3m) relates to tax on UK operating activities, the remainder relates to overseas locations.

Consolidated IFRS balance sheet

As at 30 June 2005

£m	Note	Unaudited as at 30.6.05	Unaudited restated as at 30.6.04	Unaudited restated as at 31.12.04
Non-current assets				
Intangible assets		589.8	377.1	397.9
Property, plant and equipment		227.1	239.8	237.8
Investment properties		4.1	4.1	4.1
Investments in joint ventures and associates		15.0	8.8	14.2
Other debtors		8.3	2.5	7.3
Deferred taxation assets		26.1	20.4	20.4
		870.4	652.7	681.7
Current assets				
Inventories		207.3	200.9	183.9
Trade and other receivables		225.5	194.5	226.4
Derivative financial instruments	5	5.6	–	–
Cash and cash equivalents		98.8	65.2	101.3
Assets classified as held for sale	8	28.9	–	–
		566.1	460.6	511.6
Current liabilities				
Loans and overdrafts		(265.0)	(58.3)	(116.2)
Trade and other payables		(219.7)	(235.1)	(209.7)
Corporation tax		(52.5)	(45.6)	(48.4)
Liabilities classified as held for sale	8	(14.8)	–	–
		(552.0)	(339.0)	(374.3)
Non-current liabilities				
Borrowings		(156.8)	(167.0)	(151.3)
Other creditors		(4.7)	(18.1)	(11.4)
Derivative financial instruments	5	(2.1)	–	–
Deferred taxation liabilities		(60.4)	(16.8)	(28.1)
Provisions for liabilities and charges		(27.2)	(11.1)	(17.9)
Retirement benefit obligation		(69.2)	(69.1)	(69.1)
		(320.4)	(282.1)	(277.8)
Net assets		564.1	492.2	541.2
Total shareholders' equity		562.3	491.1	539.9
Minority interest in equity		1.8	1.1	1.3
Total equity		564.1	492.2	541.2
Net debt		(319.8)	(160.1)	(166.2)
Gearing		56.7%	32.5%	30.7%

Consolidated IFRS cash flow statement
For the half year ended 30 June 2005

£m	Note	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Cash flows from operating activities				
Cash generated from operations	2	75.2	77.1	163.9
Corporation taxes paid		(11.2)	(13.2)	(22.9)
Interest paid		(8.7)	(6.9)	(11.6)
Net cash from operating activities		55.3	57.0	129.4
Net cash used in investing activities	2	(191.0)	(53.2)	(105.0)
Cash flows from financing activities				
Issue of share capital		5.0	4.9	4.9
Dividends paid		–	–	(32.3)
Dividends paid to minority interests		(0.8)	(0.2)	(0.3)
Increase in borrowings		163.9	(47.8)	6.7
Repayment of obligations under finance leases		(11.8)	–	(4.4)
Net cash from financing activities		156.3	(43.1)	(25.4)
Net increase/(decrease) in cash and cash equivalents		20.6	(39.3)	(1.0)
Cash and cash equivalents at start of period		101.3	106.1	106.1
Initial application of IFRS accounting for financial instruments		(5.2)	–	–
Cash and cash equivalents at start of period as restated		96.1	106.1	106.1
Exchange movements		(14.6)	(1.6)	(3.8)
Cash and cash equivalents at end of period	†	102.1	65.2	101.3

† Cash and cash equivalents include £3.3m cash held in discontinued businesses as detailed in note 8.

Reconciliation of net cash flow to movement in net debt
For the half year ended 30 June 2005

£m	Note	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Increase/(decrease) in cash in the period		20.6	(39.3)	(1.0)
(Increase)/decrease in debt and lease financing	*	(153.0)	35.4	(6.8)
Exchange movements		(16.0)	(1.6)	(3.8)
Movement in net debt in the period		(148.4)	(5.5)	(11.6)
Net debt at beginning of period		(166.2)	(154.6)	(154.6)
Initial application of IFRS accounting for financial instruments		(5.2)	–	–
Net debt at beginning of period as restated		(171.4)	(154.6)	(154.6)
Net debt at end of period	**	(319.8)	(160.1)	(166.2)

* Includes conversion of aircraft operating lease to finance lease of £14.9m in half year to 30 June 2004 and year to 31 December 2004.
** Net debt includes £3.2m net cash held in discontinued businesses as detailed in note 8.

Statement of recognised income and expenses

For the half year ended 30 June 2005

£m	Note	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Profit for the period		38.2	42.6	101.2
Translation differences on investments in overseas subsidiaries		(3.3)	3.2	10.1
Actuarial loss on pensions	*	–	–	(4.7)
Movement on deferred tax relating to pension liability		–	(0.5)	1.4
Total recognised income for the period		34.9	45.3	108.0

* Actuarial gains/losses on pensions are only recognised on performance of an actuarial valuation at each year end.

Statement of changes in equity

For the half year ended 30 June 2005

£m	Note	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Total equity at start of period as previously stated		541.2	470.8	470.8
Initial application of IFRS accounting for currency instruments	5	12.5	–	–
Initial application of IFRS accounting for financial instruments		(4.4)	–	–
Total equity at start of period as restated		549.3	470.8	470.8
Total recognised income for the period		34.9	45.3	108.0
Profit attributable to minority interest		(0.5)	(0.2)	(0.3)
Dividends authorised		(24.5)	(22.0)	(32.3)
Increase in called up share capital		0.1	0.1	0.1
Increase in share premium account		5.9	5.2	6.7
Increase/(decrease) in other reserves		(1.6)	(7.0)	(12.0)
Increase in minority interest		0.5	–	0.2
Total equity at end of period		564.1	492.2	541.2

Notes to the Interim Report
for the half year ended 30 June 2005

1. Accounting policies

Accounting policies remain as published in the financial statements for the year ended 31 December 2004 except as noted below.

Accounting convention
These unaudited financial statements have been prepared in accordance with those International Financial Reporting Standards (IFRS) that are anticipated to be used in preparation of the forthcoming annual financial statements. These include standards both endorsed and yet to be endorsed by the European Union.

All prior period comparatives have been restated in accordance with IFRS and are unaudited. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows, and details of exemptions taken under IFRS1 have been provided in a news release dated 7 June 2005. Reconciliations of comparative data as shown in these unaudited financial statements to that previously prepared on a UK GAAP basis and a reconciliation of net assets at 1 January 2005 have been presented in a news release dated 13 September 2005. Copies of these news releases are available on the company's website at www.cobham.com.

These unaudited financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain fixed and current assets, financial assets and financial liabilities held for trading and derivative contracts.

Basis of consolidation
The Group financial statements include the financial statements of the parent company and of all its subsidiaries made up to the end of the financial period. Joint ventures and associates are accounted for using the equity method and include the Group's share of the total recognised gains and losses of joint ventures and associates from the date that significant influence or joint control commences until the date significant influence ceases.

Businesses acquired are accounted for as acquisitions, with effect from the date control passes. Those disposed of are accounted for up until the point of their disposal.

Deferred taxation
Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. Timing differences arise primarily from the recognition of the provision for the deficit on Group's defined benefit pension schemes and the difference between accelerated capital allowances and depreciation. In principle deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Dividends
Dividends are recognised as a liability in the period in which they are fully authorised.

Intangible fixed assets
Goodwill
Goodwill arising on consolidation represents the excess of cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or joint venture at the date of acquisition.

Goodwill arising on acquisitions of subsidiary undertakings and joint ventures is capitalised and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and cannot be subsequently reversed.

On disposal of a subsidiary or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill arising on acquisitions prior to 1998 has been written off to reserves, but will be charged to the income statement on any subsequent disposal of the business to which it is related.

Research and Development
Research expenditure not chargeable to customers is written off as incurred. Development costs are written off as incurred until it can be demonstrated that the conditions for capitalisation as described in IAS38 are met, at which point further costs are capitalised as intangible assets and amortised over the asset's estimated useful life.

Other intangible fixed assets

Intangible assets other than goodwill which are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Such intangible assets are amortised over the asset's estimated useful life.

Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. These items are so classified if their carrying amount will be recovered through a sale transaction rather than through continuing use.

Share-based remuneration

For grants made under the Group's share-based remuneration schemes, amounts which reflect the fair value of options awarded as at the time of grant are charged to the Income Statement. The valuation of the options utilises a methodology based on the Black-Scholes model, modified where required to allow for the impact of market-related performance criteria.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denoted in foreign currencies are retranslated at the exchange rate ruling at the balance sheet date and any exchange differences arising are taken to the income statement.

In order to manage its exposure to certain foreign exchange risks the Group enters into forward contracts and options which are accounted for as derivative financial instruments.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at the closing exchange rates. Income statements of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on these translations are taken to reserves.

Financial instruments

Receipts and payments on financial instruments are recognised on an accruals basis, over the life of the instruments. Finance costs associated with debt issuances are charged to the income statement over the life of the instruments.

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts, interest rate swap contracts and net asset hedges to reduce these exposures. The Group does not use derivative financial instruments for speculative purposes.

Hedge accounting principles are used for interest rate swaps and net investment hedges. For net asset hedges and cash flow interest rate swaps, movements in fair value are held in equity until such time as the underlying amounts in the contracts crystallise. At that time, amounts held in equity will be recycled to the income statement. Movements in fair value of fair value interest rate swaps are recognised through the income statement.

The Group manages foreign currency exposures on a macro basis and is unable to apply hedge accounting to these instruments. Thus contracts which give rise to an asset or liability are recognised at fair value at the balance sheet date and any change in the fair value is recognised in the income statement.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Impairment losses

The carrying amounts of the Group's assets are reviewed at least annually to determine whether there is any indication of impairment. If any such indication exists the asset's recoverable amount is estimated.

An impairment loss is recognised where the carrying value of an asset or its cash generating unit exceeds its recoverable amount. Such losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. A reversal is recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation increase.

Notes to the Interim Report
for the half year ended 30 June 2005

2. Notes to the consolidated IFRS cash flow statement

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Cash flows from operating activities			
Profit after taxation for the period	38.2	42.6	101.2
Adjustments for:			
Tax	14.7	17.1	40.2
Finance income	(5.1)	(2.7)	(23.5)
Finance expense	9.8	7.4	31.2
Loss on revaluation of currency instruments	14.0	–	–
Share of post tax profits from joint ventures and associates	(1.6)	(1.1)	(2.6)
Depreciation	22.9	19.6	42.7
Amortisation of intangibles	4.3	1.3	3.2
Profit on sale of fixed assets	–	(0.2)	(0.1)
Pension credit	(2.7)	(1.5)	(7.3)
Share-based payments	1.4	–	1.3
Operating cash flows before movements in working capital	95.9	82.5	186.3
Increase in working capital	(20.7)	(5.4)	(22.4)
Cash generated by operations	75.2	77.1	163.9

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Cash flows from investing activities			
Interest received	5.1	0.7	4.3
Dividends received from joint venture	0.7	5.0	5.0
Proceeds on disposal of fixed assets	0.4	0.1	1.1
Purchase of property, plant and machinery	(17.2)	(22.0)	(40.6)
Purchase of intangible fixed assets	–	(0.2)	(0.2)
Acquisition of subsidiaries net of cash acquired	(178.4)	(36.5)	(69.5)
Investment in joint ventures	–	–	(4.3)
Expenditure on product development	(1.6)	(0.5)	(1.0)
Short-term investments held for sale	–	0.2	0.2
Net cash used in investing activities	(191.0)	(53.2)	(105.0)

3. Earnings reconciliation
To assist with the understanding of earnings trends, trading profit and underlying earnings have been defined to exclude the impact of the amortisation of intangible assets arising on acquisition and the impact of the marking to market of foreign exchange derivatives not realised in the period.

The trading profit is as follows:

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Operating profit from continuing operations	59.3	64.4	147.6
Realised exchange gains in the period	10.6	–	–
Amortisation of intangible assets arising on acquisition	2.7	0.8	1.7
Trading profit from continuing operations	72.6	65.2	149.3
Trading profit from discontinued operations	1.7	0.0	1.5
Trading profit (underlying operating profit)	74.3	65.2	150.8

The underlying profit before tax is as follows:

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Profit on continuing operations before taxation	52.5	60.5	141.6
Amortisation of intangible assets arising on acquisition	2.7	0.8	1.7
Loss on revaluation of currency instruments	14.0	–	–
Underlying profit before taxation from continuing operations	69.2	61.3	143.3
Underlying profit before taxation from discontinued operations	0.4	(0.8)	(0.2)
Underlying profit before taxation	69.6	60.5	143.1

The underlying profit as used in the calculation of underlying EPS is as follows:

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Profit after taxation attributable to equity shareholders	37.7	42.4	100.9
Amortisation of intangible assets arising on acquisition (after tax)	1.9	0.5	1.2
Loss on revaluation of currency instruments (after tax)	9.8	–	–
Underlying profit after taxation	49.4	42.9	102.1
Underlying earnings per ordinary share	4.41p	3.85p	9.16p

4. Analysis of trading profit by division

£m	Note	Aerospace Systems	Chelton	Flight Operations & Services	FSTA Bid costs	Total
Unaudited half year to 30 June 2005						
Operating profit from continuing operations		18.6	33.2	8.8	(1.3)	59.3
Realised exchange gains in the period		5.7	4.9	–	–	10.6
Amortisation of intangible assets arising on acquisition		–	2.7	–	–	2.7
Trading profit from continuing operations		24.3	40.8	8.8	(1.3)	72.6
Trading profit from discontinued operations		1.7	–	–	–	1.7
Total trading profit		26.0	40.8	8.8	(1.3)	74.3
Unaudited restated half year to 30 June 2004						
Operating profit from continuing operations		24.5	31.2	10.0	(1.3)	64.4
Amortisation of intangible assets arising on acquisition		–	0.8	–	–	0.8
Trading profit from continuing operations		24.5	32.0	10.0	(1.3)	65.2
Trading profit from discontinued operations		0.0	–	–	–	0.0
Total trading profit		24.5	32.0	10.0	(1.3)	65.2
Unaudited restated year to 31 December 2004	*					
Operating profit from continuing operations		59.3	69.3	21.3	(2.3)	147.6
Amortisation of intangible assets arising on acquisition		–	1.7	–	–	1.7
Trading profit from continuing operations		59.3	71.0	21.3	(2.3)	149.3
Trading profit from discontinued operations		1.5	–	–	–	1.5
Total trading profit		60.8	71.0	21.3	(2.3)	150.8

* Divisional analysis for full year 2004 updated from that published on 13 September. Group numbers are unaffected by this change.

Notes to the Interim Report
for the half year ended 30 June 2005

5. Derivative financial instruments

£m	Currency translation derivatives	Net investment hedge	Other interest derivative	Unaudited half year to 30.6.05
Movement in fair values				
Initial application of IFRS accounting for currency instruments	17.9	0.9	–	18.8
Fair value gain/(loss) in period	(14.0)	0.8	(2.1)	(15.3)
Fair value at 30 June 2005	3.9	1.7	(2.1)	3.5
Balance sheet analysis				
Derivative financial instruments – assets	3.9	1.7	–	5.6
Derivative financial instruments – liabilities	–	–	(2.1)	(2.1)
Fair value at 30 June 2005	3.9	1.7	(2.1)	3.5
Effect of initial application of IFRS accounting for currency instruments				
Initial application of IFRS accounting for currency instruments	17.9	0.9	–	18.8
Initial application of IFRS hedge accounting	–	(0.9)	–	(0.9)
	17.9	–	–	17.9
Deferred tax impact	(5.4)	–	–	(5.4)
Net impact to Total Equity at start of period	12.5	–	–	12.5

Net asset and other interest derivatives are accounted for using IFRS hedge accounting. Movements in fair values are matched against the corresponding liabilities or reflected in reserves as appropriate.

Currency instruments are not accounted for using IFRS hedge accounting and movements in fair values are reflected in the Income Statement.

6. Events after the balance sheet date
On 8 July 2005 the ordinary shares of Cobham plc were subdivided such that each existing ordinary share was replaced by ten new ordinary shares. The new subdivision of share capital has been made to improve liquidity in the trading of Cobham plc shares.

On 27 June 2005, the company announced the sale, subject to regulatory approval, of the trade and assets of its Cobham Fluid Systems Products Division. This sale was successfully completed on 29 July 2005.

On 1 August 2005 the company announced the purchase of selected assets of Microwave Development Company for a consideration of US$13.6m.

On 1 August 2005 a new £300m revolving credit facility was announced which replaced existing facilities. The new facility takes advantage of favourable market conditions and will result in reduced annual costs.

7. Acquisitions of subsidiaries
The acquisitions during the half year to 30 June 2005 were as follows:

By the Chelton Group
- Remec Defense and Space Inc in the USA in May for US$256m
- Vector Fields Ltd in the UK in June for £1.7m
- WA Systems Ltd in the UK in January for £1m plus £350k contingent consideration
- Mastsystem Int'l Oy in Finland in February for €12m
- TCRMA in France In January for €475k

By the Aerospace Systems Group
- H Koch & Sons in the USA in June for US$51m

All acquisitions were for 100% of the share capital of the acquired company.

As at 30 June 2005, fair values of assets and liabilities acquired relating to Remec, Vector Fields and Koch acquisitions are provisional and subject to potential subsequent adjustment.

8. Discontinued operations

A decision was taken on 28 June 2005 to dispose of the Group's Countermeasures operations and negotiations with several interested parties are taking place. These operations, which are expected to be sold within twelve months, have been classified as a disposal group held for sale and presented separately in the balance sheet. The operations are included in the Aerospace Systems Group in Cobham's segmental analysis. The proceeds of disposal are expected to exceed the book value of the related net assets and accordingly no impairment losses have been recognised on the classification of these operations as held for sale. The results of this business are reported within discontinued operations.

Further, as described in note 6, the sale of the trade and assets of the Cobham Fluid Systems Products Division was announced on 27 June 2005. The results of this division have therefore also been included within discontinued operations.

The results of the discontinued operations as described above which have been included in the consolidated income statements are as follows:

£m	Unaudited half year to 30.6.05	Unaudited restated half year to 30.6.04	Unaudited restated year to 31.12.04
Revenue	14.5	10.8	26.9
Expenses	(14.1)	(11.6)	(27.1)
Profit from discontinued operations before tax	0.4	(0.8)	(0.2)
Tax	–	0.3	0.3
Post tax results from discontinued operations	0.4	(0.5)	0.1
Cash flows from discontinued operations			
Net cash used in operating activities	(2.4)	1.9	5.7
Net cash used in investing activities	(1.6)	(6.4)	(8.2)
Net cash used in financing activities	(1.2)	0.4	(0.2)
	(5.2)	(4.1)	(2.7)
Earnings per ordinary share of discontinued operations			
– basic	0.04p	-0.04p	0.01p
– fully diluted	0.04p	-0.04p	0.01p

The major classes of assets and liabilities of the Countermeasures operations classified as held for sale are as follows:

£m	Unaudited half year to 30.6.05
Property, plant and equipment	18.5
Inventories	2.2
Trade and other receivables	4.9
Cash and cash equivalents	3.3
Total assets classified as held for sale	28.9
Loans and overdrafts	(0.1)
Trade and other payables	(14.0)
Corporation tax liabilities	(0.7)
Total liabilities associated with assets classified as held for sale	(14.8)
Book value of related net assets held for sale	14.1

Cobham plc
Brook Road
Wimborne
Dorset
BH21 2BJ
United Kingdom

Telephone +44 (0)1202 882020
Facsimile +44 (0)1202 840523

www.cobham.com

RECEIVED

2005 NOV -8 P 2:01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cobham plc Interim Report 2004



COBHAM

Aerospace Systems, Avionics, Flight Operations & Services

Front cover: Cobham's National Jet Systems air freight operation at Tullamarine Airport, Melbourne, Australia. National Jet aircraft carry 75 million kgs of freight and mail each year.

Summary

Cobham is a leading supplier of specialised equipment for the aerospace, defence, homeland security, communications and search and rescue markets. It also operates, modifies and maintains aircraft for military training, special mission operations and outsourced freight and passenger services.

The Group's record results for the first half of 2004 show:

- Orders received up 34.7%.
- Growth driven by strong US demand in Aerospace Systems and Chelton.
- New and renewed contracts demonstrating Flight Operations market leadership.
- Encouraging performance from acquisitions with excellent return on investment.
- Excellent cash conversion at 83.5%.
- An increasing order book of £1.3 billion.
- Second half trading expected to be stronger than first half.
- A 10% increase in the interim dividend.

Gordon Page, Chairman, commented:

"These results again show the strength of Cobham and provide the foundation for continued growth. Additionally, there are signs of increased opportunities emerging in the civil aircraft business, whilst the US defence market remains buoyant. The Group intends to continue its pattern of growth through organic development and by acquisition."

Interim Statement

Introduction

Cobham has continued to make progress in the first half of 2004. This has been particularly characterised by increased demand in the US where Cobham continues to build its presence through acquisition and contract wins.

A large part of Cobham's historic success has been the award of contracts on programmes and platforms. This pattern has continued in the first half with notable success on the Boeing 7E7.

Cobham's strategy remains to maximise shareholder value by continuing to grow the business organically and through acquisition. During the first half the Group spent £33.3 million on further acquisitions, building expertise and technological advantage in Chelton.

Each division has won significant new orders, grown revenue and increased operating profit.

Underlying profit* for the Group continues the trend of strong growth established in recent years. Order intake is 34.7% ahead of the rate for the same period in 2003. Underlying earnings per share of 40.2p were 5.8% higher than for the same period last year. Excluding the impact of translating US profits and FSTA (Future Strategic Tanker Aircraft) bid costs, earnings per share have increased 12.1%. Basic earnings per share were 30.8p. The Board has approved an increase of 10% in the interim dividend to 9.2p per share (2003: 8.36p) which will be paid on 13 December 2004 to all shareholders on the register as at 12 November 2004.

Results

Revenue increased by 19.6% to £461.5m (2003: £385.9m). Underlying operating profit increased by 12.4% to £68.2m (2003: £60.7m). Underlying profit before taxation rose by 16.4% to £62.3m (2003: £53.5m). Profit on ordinary activities before taxation rose to £51.8m (2003: £46.5m). Margins at the gross, operating and net levels were broadly 1 percentage point lower than in 2003 due to the £1.3m† (2003: £0.4m) of costs associated with our investment in FSTA, as a shareholder in AirTanker, Eurofighter Typhoon and Airbus A380 programmes in Aerospace Systems.

Net interest payable, including interest payable in respect of joint ventures, amounted to £6.1m (2003: £6.8m). The effective tax rate on profit before taxation and goodwill amortisation for the half year was 27.9% (2003: 27.5%). The cash cost of capital expenditure in the half year was £22.1m (2003: £16.2m).

Net cash inflow from operating activities increased to £76.6m (2003: £58.6m) primarily as a result of improving the management of working capital. Net debt increased from £154.4m at 31 December 2003 to £160.0m at 30 June 2004 including £14.9m of additional debt rising from the conversion of aircraft used in the Australian Coastwatch contract from operating leases to finance leases. The net debt represents a gearing level of 33.1% compared to 33.8% at the beginning of the year.

Expenditure on company funded research and development increased by 4.4% to £21.3m (2003: £20.4m).

*Underlying is defined throughout as profit before goodwill amortisation (2004: £10.5m, 2003: £7.0m) as re-stated for the adoption of FRS 17 for the 2003 financial year onwards.

†FSTA costs are excluded from divisional operating profits.

Aerospace Systems

Orders received	**£198.8m**	(2003: £148.7m)	**+33.7%**
Revenue	**£171.3m**	(2003: £138.2m)	**+24.0%**
Operating Profit†	**£25.1m**	(2003: £22.6m)	**+11.1%**
before goodwill amortisation of	**£4.1m**	(2003: £2.4m)	

†*Includes group headquarters*

The Aerospace Systems Group reported revenue up 24.0% and underlying operating profit up 11.1% for the first half. This reflects the underlying growth of the business and the successful integration of acquisitions made in 2003. The operating profit and margin have been impacted in FR-HiTEMP by delays and associated costs on the Eurofighter Typhoon programme and an increased level of programme expenditure on the A380, where first flight is due in 2005.

In **Fluid and Air Distribution**, FR-HiTEMP is now actively meeting the design challenges created by the 'more electric' aircraft which requires the adoption of variable frequency power supplies. The company's expertise in power quality management, electronics and brushless motors has been demonstrated in the development of new variable frequency fuel pumps for the A380 aircraft. This development continues to require considerable engineering and programme expenditure. A joint research programme with BAE SYSTEMS has resulted in FR-HiTEMP being able to address the latest requirements for high integrity 'fault tolerant' components and systems. Stanley Aviation is involved with a range of product and technology programmes and is pursuing several innovative ideas for aerospace applications. These technologies are employed in the F35 wing section fuel delivery system and in the Embraer 170 and 190 series aircraft.

In **Countermeasures**, FR Countermeasures has installed a fully automated facility at Milan, Tennessee, USA, for the manufacture of conventional air countermeasure flares. This is the only facility in the USA to comply fully with federal anti-pollution regulations. Wallop Defence Systems in the UK has successfully introduced a range of 'dual spectral' air countermeasure flares designed to defeat the latest missile threats.

In **Refuelling and Auxiliary Mission Equipment**, Flight Refuelling Ltd (FRL) and Sargent Fletcher Inc (SFI) are both engaged in the development of air refuelling and weapon carriage and release equipment. In the UK, FRL's new 900 series refuelling pod control system is being produced for the KC-130H aircraft in service with the US Air Force's Special Operations Command. This will allow multiple refuelling operations to be controlled from a single multi-function display. Work also continues to develop a variable drag drogue that will enable fast jet and helicopter receivers to be accommodated on the same tanker mission. SFI is supplying refuelling equipment to the US Marine Corps. It is also applying refuelling technology to develop an advanced autonomous contact system for manned or unmanned air vehicle docking operations. FRL and SFI new cold gas and pneumatic carriage and release equipment offer significant maintenance, logistic and cost advantages over conventional explosive cartridge powered systems.

In **Life Support**, Carleton is currently supplying lightweight on board oxygen generating systems to the US Navy. These will replace existing liquid oxygen equipment. It is also supplying on board nitrogen generating systems for inerting fuel tanks in the Boeing C17 aircraft and has recently won the contract for the supply of similar equipment for the Boeing 7E7. The company's pneumatic products are also in use on the F35, joint air to surface standoff missile, joint standoff weapon and extended range wind corrected munitions dispenser programmes. Carleton is applying vapour

Interim Statement
continued

cycle refrigeration technology to military aircrew cooling systems for the US Army's air warrior programme. Conax has introduced a new joint water activated parachute release system and joint single place life raft into its product range. The company's life vest inflator business remains robust with equipment being supplied for all the US Navy's surface ships. Conax also continues to support the Javelin missile programme and has provided new gassing systems for the exo-atmospheric kill vehicle and theatre high altitude air defence projects which are key elements of the US missile defence programme.

Chelton

Orders received	**£216.9m**	(2003: £164.8m)	**+31.6%**
Revenue	**£196.5m**	(2003: £150.0m)	**+31.0%**
Operating Profit	**£32.6m**	(2003: £29.5m)	**+10.5%**
before goodwill amortisation of	**£5.5m**	(2003: £3.7m)	

The Chelton Group reported first half revenue up 31% and underlying operating profit up 10.5%. This reflects the underlying growth of this business and the successful integration of acquisitions. The operating margin has been impacted by the dilution effect of acquisitions and by the costs of exiting a composites contract to build a training aircraft. New business was boosted by coalition action in the Middle East and Afghanistan where the company's tactical satcom antennas were in high demand. Chelton's growth is market and technology driven. A policy of continuous investment in avionic research and development has brought success in a number of major new product sectors.

In **Antennas and Electromagnetic Technologies**, UK deliveries of Bowman radio VHF antennas have continued on schedule to prime contractor General Dynamics. This customer has selected Chelton's high efficiency HF loops for use in Royal Navy ships requiring Bowman interoperability. Deliveries have also taken place of TCAS, GPS, EW and VHF–UHF antennas for existing and new military contracts. On the civil side, initial deliveries of HGA 7000 high speed data Inmarsat airborne antennas have been made and further orders are expected shortly. Newly acquired Precision Antennas has signed telecom and wireless contracts with Nokia and Ericsson. Racal has won major business in the 3G market. Commercial aerospace antenna sales at Airbus, Cessna, Embraer, Gulfstream and Raytheon have grown appreciably and Chelton has been selected recently to undertake antenna siting studies for the A380. At ERA, new Ku-band satcom antenna and personnel mine detection systems are presently under development. Stealth technology expertise has now been enhanced with the commissioning of a combined environmental and radar cross section measuring range. Chelton's latest interference cancellation system has now been ordered by the UK Government.

Microwave produced excellent first half year returns largely due to the recovery of space related activity from the low level of 2003. Substantial new orders have been received for rotary couplers, waveguide assemblies, passive components and microwave subsystems.

Composites produced good first half results with deliveries of radomes for Eurofighter Typhoon, Gripen and Longbow Apache continuing to schedule. The first flight of the UK's airborne standoff radar system (ASTOR) took place in May with Chelton's satcom and data link radomes and radar array housing on board.

In **Avionics**, in the audio and intercom field, Chelton's ROVIS LV2 light vehicle intercom now leads the market with 5000 systems ordered in the first six months of the year. Airborne intercom developments have included the certification of a new digital system for the Rockwell-Collins Pro-line 21, first deliveries of the A380 audio radio management system and the start of production deliveries for the Tiger helicopter. Increased activity in the search and rescue equipment market was reflected in record sales of airborne emergency locator transmitters and maritime automatic identification systems. Also in the maritime sector, SeaTel's stabilised satcom antennas are in great demand and further company growth is confidently predicted as its 'e-mail at sea' business expands. Seimac enjoyed excellent results with the delivery of fishing vessel trackers and submersible market beacons to international clients. The trackers use Seimac's ARGOS transmitters providing location, catch detail and other data worldwide. Chelton produces a comprehensive range of direction finding equipment for both civil and military applications.

During the first half of 2004, significant new business was won in this competitive avionics area from AgustaWestland, Eurocopter, Bell Helicopter and several off-shore oil operators. Wulfsberg has recently released the world's first airborne digital tactical FM radio with full colour LCD display. New cockpit controllers for civil aircraft radios, requiring only half the panel space of competing items, have also achieved their first sales. Newly acquired Pentar Avionics' power distribution maintenance computer is the latest addition to the list of equipment being supplied by Chelton companies for the A380 aircraft. Chelton Flight Systems' 'Highway in the Sky' electronic flight instrument continues to set the standard for avionic innovation, with initial deliveries for the FAA's Capstone programme now complete. New certifications have been achieved which will open up the helicopter and business jet markets during 2004.

Homeland security has become an increasingly important area for Chelton. Radio system tracking and surveillance technology are vital in this field and the acquisition of DTC Communications joining the existing Micromill and Orion businesses has strengthened the market position. Expansion in this area of activity is expected.

Flight Operations and Services

Orders received	**£112.6m**	(2003: £70.8m)	**+59.0%**
Revenue	**£93.7m**	(2003: £89.5m)	**+4.7%**
Operating Profit	**£11.8m**	(2003: £10.5m)	**+12.4%**
before goodwill amortisation of	**£0.9m**	(2003: £0.9m)	

Flight Operations and Services' order book grew by £15m with order intake significantly higher than in 2003 which reflects growth in Australia in particular. First half revenue is up 4.7% and underlying operating profit up 12.4%. The margins have continued to improve. This is a direct result of enhanced programme management on existing and extended contracts.

In **Military Training**, the UK MoD Falcon 20 fleet upgrade programme is progressing well and is on schedule. Discussions are now at an advanced stage with the MoD to extend the FR Aviation air warfare training contract for a further five years from 2009 to 2014.

In **Special Mission Flight Operations**, Flight Precision, which undertakes the flight inspection and calibration of airport and en-route navigation systems, had a successful first half renewing, for further five year terms, thirteen of its existing contracts. The Australian businesses, National Air Support (NAS) and National Jet Systems (NJS), continue to trade strongly. NAS had a successful half year which included the recent announcement of its extension to the Coastwatch contract for the Australian Customs Service until June 2007. This contract now utilises fifteen company owned aircraft.

Interim Statement
continued

In **Outsourced Aviation Services**, NJS renewed a number of outsourcing contracts, including a five year contract with the Australian Department of Transport and Regional Services covering services to the remote Indian Ocean territories of Christmas and Cocos Islands. The five Boeing 727 aircraft added to the fleet late last year to provide overnight freight services to Australian air Express are performing well, achieving contract requirements and meeting customer expectations. The contract won earlier this year to operate a Super Puma helicopter in support of the Australian led regional assistance mission to the Solomon Islands, formerly provided by the Australian and New Zealand Defence Forces, successfully began operation on 1 July.

FR Aviation and Bristow Helicopters have announced an intention to expand further the existing helicopter joint venture, FB Heliservices. This involves the addition of seven helicopters to an existing fleet of fifty-three, together with the novation of a number of associated overseas service contracts currently held by Bristow Helicopters.

In **Large Military Aircraft Engineering**, FR Aviation Services is a member of the team down selected to provide maintenance at RAF Waddington for the United Kingdom's Royal Air Force fleet of E-3D Sentry airborne warning and control system (AWACS) aircraft. The team, led by Northrop Grumman, anticipates a contract award date of January 2005 for the whole life support programme. This is expected to yield revenues of £50m value to the Group over 21 years. Continuing the focus on its core business of flight operations and services, the company announced a further reduction in its shareholding in BASCO from 40% to 19%. This is now treated as a trade investment.

International Financial Reporting Standards

Cobham will adopt International Financial Reporting Standards (IFRS) for the year ending December 2005 and will therefore prepare its 2005 Interim Report in accordance with these standards. An impact study assessing all of the key areas of the Group's accounts and operations that will be affected was completed in the first half of 2004 and work continues to determine the specific changes in procedures required and likely impact on financial results from each of these areas. This work is programmed to be completed before the publication of the 2004 Annual Report. These studies are not yet at a stage where specific quantitative changes that will be caused by the adoption of IFRS can be published.

People

Geoffrey Cooper OBE, a member of the Board and Group Managing Director of Chelton, received further recognition with the award of the CBE in the Queen's Birthday Honours list published on 12 June 2004. His new appointment was made for 'Services to the Defence Industry'.

In March Marcus Beresford CBE joined the Board as a Non-executive Director. He is Chairman of Ricardo plc, a Non-executive Director of Spirent plc, and a member of the Engineering and Technology Board. He was Chief Executive of GKN plc from 2001-2002.

Outlook

Cobham has had considerable success in Australia with the extension of the Australian Coastwatch contract and two further contracts. There have been contract wins in the Boeing 7E7 programme and new oxygen system contracts at Carleton. Cobham continues to be involved in important consortia which have been down selected for contract negotiation: Northrop Grumman for the UK Royal Air Force AWACS programme and Thales for the UK Watchkeeper UAV programme. Cobham, teamed with BAE SYSTEMS, Honeywell and American Airlines, has been selected for the next assessment phase of an IR countermeasures device fitted to civil aircraft to provide protection against shoulder launched surface to air missiles.

Encouragingly, there are indications that the commercial aerospace market is showing tentative growth. Continental Europe remains flat but the UK defence market shows some growth in the short term. The US military market continues to be an area of opportunity for Aerospace Systems and Chelton.

Cobham has much opportunity both in the short and in the long term. The Board looks forward to reporting continued progress for 2004.

By order of the Board

J.M. Pope
Secretary

Brook Road
Wimborne
Dorset
BH21 2BJ

14 September 2004

Consolidated Profit and Loss Account

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Group Turnover			
Turnover: group and share of joint ventures'			
Continuing operations	**462.6**	399.0	848.3
Acquisitions in current period	**15.2**	–	–
	477.8	399.0	848.3
Discontinuing operations	**–**	8.2	17.1
Less: share of joint ventures' turnover	**(16.3)**	(21.3)	(32.8)
	461.5	385.9	832.6
Cost of sales (including integration costs of £nil – 30.6.03 £nil – 31.12.03 £0.8m)	**(335.6)**	(276.7)	(585.3)
Gross profit	**125.9**	109.2	247.3
Selling and distribution costs	**(25.3)**	(22.0)	(48.2)
Administrative expense (including goodwill amortisation of £10.4m – 30.6.03 £6.9m – 31.12.03 £15.8m)	**(45.7)**	(35.6)	(73.2)
Group Operating Profit			
Continuing operations	**53.7**	53.1	127.1
Acquisitions in current period	**1.2**	–	–
	54.9	53.1	127.1
Discontinued operations	**–**	(1.5)	(1.2)
	54.9	51.6	125.9
Share of operating profit in joint ventures (including goodwill amortisation of £0.1m – 30.6.03 £0.1m – 31.12.03 £0.1m)	**3.2**	2.7	5.7
Share of operating loss in associate	**(0.4)**	(0.6)	(0.6)
	57.7	53.7	131.0
Exceptional loss on disposal of subsidiary undertakings	**–**	–	(64.1)
Net interest:			
Group	**(5.1)**	(5.6)	(9.3)
Joint ventures	**(1.0)**	(1.2)	(2.2)
Other finance income/(charges)	**0.2**	(0.4)	(0.9)
Profit on Ordinary Activities before Taxation	**51.8**	46.5	54.5
Tax on profit on ordinary activities	**(17.4)**	(14.7)	(36.0)
Profit on Ordinary Activities after Taxation before Minority Interests	**34.4**	31.8	18.5
Minority interest (equity interest)	**(0.2)**	(0.1)	(0.3)
Profit on Ordinary Activities after Taxation attributable to Shareholders	**34.2**	31.7	18.2
Dividends (including non-equity)	**(10.3)**	(9.3)	(31.3)
Profits Retained for the Period	**23.9**	22.4	(13.1)
Earnings per Ordinary Share – basic	**30.8p**	31.2p	17.2p
– fully diluted	**30.6p**	31.0p	17.1p
– underlying	**40.2p**	38.0p	93.5p
Ordinary Dividend per Share	**9.20p**	8.36p	28.16p

Consolidated Balance Sheet

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Fixed Assets			
Intangible assets	**362.7**	276.6	345.9
Tangible assets	**242.9**	204.2	228.1
Investments in joint ventures:			
Share of gross assets	**67.0**	60.3	71.6
Share of gross liabilities	**(56.1)**	(48.5)	(58.0)
Goodwill	**1.2**	1.5	1.3
Investment in associate	**1.0**	0.6	1.6
	618.7	494.7	590.5
Current Assets			
Stocks	**200.9**	172.4	190.0
Debtors:			
Amounts falling due within one year	**194.5**	195.9	190.6
Amounts falling due after more than one year	**4.9**	0.2	0.2
Investments	**–**	0.1	0.1
Cash at bank and in hand	**65.2**	95.9	106.1
	465.5	464.5	487.0
Creditors:			
Amounts falling due within one year			
Borrowings	**(58.2)**	(116.9)	(80.4)
Other creditors	**(287.9)**	(248.4)	(259.8)
Net Current Assets	**119.4**	99.2	146.8
Total Assets less Current Liabilities	**738.1**	593.9	737.3
Creditors:			
Amounts falling due after more than one year			
Borrowings	**(167.0)**	(173.0)	(180.2)
Other creditors	**(17.3)**	(9.6)	(11.7)
Provisions for Liabilities and Charges	**(23.4)**	(39.4)	(39.3)
Net assets excluding pension liabilities	**530.4**	371.9	506.1
Deficit on group pension schemes	**(47.7)**	(47.6)	(49.2)
Net assets including pension liabilities	**482.7**	324.3	456.9
Shareholders' Funds	**481.7**	323.4	455.8
Minority interest (equity)	**1.0**	0.9	1.1
	482.7	324.3	456.9
Net debt	**(160.0)**	(193.9)	(154.4)
Gearing	**33.1%**	59.8%	33.8%

Notes

1. Earnings per share have been calculated using 111,309,389 (30 June 2003 – 101,555,544) ordinary shares, being the weighted average number in issue during the six months to 30 June 2004, excluding those held by the qualifying employees share ownership trust (QUEST). Underlying earnings per ordinary share is calculated based on the profit after taxation, minority interest and preference dividend, adjusted by the exclusion of amortisation of goodwill and, in 2003 full year, integration costs and the loss on the sale of a subsidiary.
2. This report is being sent to shareholders and will be available to members of the public at the company's registered office at Brook Road, Wimborne, Dorset BH21 2BJ, UK.
3. The comparative figures for the year to 31 December 2003 do not constitute full accounts within the meaning of the Companies Act 1985. Full accounts for that year, which include an unqualified audit report and no statements under sections 237(2) or (3) of the companies act 1985, have been delivered to the Registrar of Companies.
4. In the figures for the year ended 31 December 2003, the group has adopted FRS 17. The results for the period ended 30 June 2003 have been restated to reflect this adoption of FRS 17. The result of this restatement is to reduce Profit on Ordinary Activities after Taxation by £0.9m, and to reduce Shareholders' Funds by £62.7m for the period ending 30 June 2003.
5. Of the total tax charge, £5.3m (2003: £8.0m) relates to tax on UK operating activities, the remainder relates to overseas operations.

Consolidated Cash Flow Statement

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Cash inflow from operating activities	**76.6**	58.6	147.8
Dividends received from joint ventures	**5.0**	–	–
Returns on investments and servicing of finance	**(6.2)**	(5.5)	(11.0)
Taxation	**(13.2)**	(8.2)	(20.3)
Capital expenditure and financial investment	**(22.1)**	(16.2)	(39.2)
Acquisitions and disposals	**(36.5)**	(34.0)	(115.0)
Dividends paid	**(0.2)**	–	(27.6)
Net cash inflow before use of liquid resources and financing	**3.4**	(5.3)	(65.3)
Management of liquid resources	**0.2**	–	–
Financing	**(42.9)**	30.0	105.1
(Decrease)/Increase in Cash	**(39.3)**	24.7	39.8

Reconciliation of Net Cash Flow to Movement in Net Debt

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
(Decrease)/Increase in cash in the period	**(39.3)**	24.7	39.8
Decrease/(Increase) in debt and lease financing*	**32.4**	(28.7)	0.6
Borrowings on purchase of subsidiary	–	–	(12.2)
Loans of subsidiary undertakings acquired	–	(0.3)	(1.4)
Exchange movements	**1.3**	(0.8)	7.6
Movement in Net Debt in the Period	**(5.6)**	(5.1)	34.4
Net Debt at beginning of Period	**(154.4)**	(188.8)	(188.8)
Net Debt at end of Period	**(160.0)**	(193.9)	(154.4)

*Includes conversion of aircraft operating lease to finance lease of £14.9m.

Consolidated Cash Flow Statement Note

Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Operating Profit	**54.9**	51.6	125.9
Depreciation	**19.4**	14.9	33.7
Amortisation of goodwill and intangibles	**10.5**	7.1	16.3
(Profit) on sale of fixed assets	**(0.2)**	(0.8)	(0.7)
Difference between pension charge and cash contributions	**(1.5)**	(1.2)	(2.5)
Provisions for liabilities and charges	**–**	(0.4)	–
Long-term incentive plan	**–**	0.3	0.6
Increase in working capital	**(6.5)**	(12.9)	(25.5)
Net Cash Inflow from Operating Activities	**76.6**	58.6	147.8

Statement of Total Recognised Gains and Losses

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Profit Attributable to Shareholders	**34.2**	31.7	18.2
Currency translation differences on foreign currency net investments	**(2.8)**	2.0	2.1
Actuarial loss on pensions*	**–**	–	(7.5)
Movement on deferred tax relating to pension liability	**(0.5)**	0.3	1.1
Total Recognised Gains and Losses relating to the Period	**30.9**	34.0	13.9
Prior Year Adjustment	**–**	(61.8)	(61.8)
Total Gains and Losses Recognised since last Interim Report	**30.9**	(27.8)	(47.9)

*Actuarial gains/losses on pensions are recognised on performance of an actuarial valuation at each full year end.

Independent Review Report to Cobham plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
Southampton

14 September 2004

Notes

1. The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.
2. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.





Cobham plc
Brook Road
Wimborne
Dorset
BH21 2BJ
United Kingdom

Telephone
+44 (0)1202 882020

Facsimile
+44 (0)1202 840523

Internet
www.cobham.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take you should consult your own independent adviser. If you have sold or transferred all your shares in Cobham plc, please forward this document together with the accompanying annual report and form of proxy to the agent who arranged the sale or transfer so that they may be passed on to the purchaser or transferee.



ANNUAL GENERAL MEETING

RECEIVED
2005 NOV -8 P 2:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COBHAM PLC

(Incorporated and registered in England no. 30470)

Registered Office
Brook Road
Wimborne
Dorset
BH21 2BJ

8 April 2005

To the holders of ordinary shares and 6% second cumulative preference shares and to participants in the Cobham Share Incentive Scheme and, for information only, to holders of options under the company's share option schemes and of awards under the Cobham Long-Term Incentive Plan.

Dear Shareholder,

You will find set out on pages 9 to 11 (inclusive) of this document notice of the annual general meeting (AGM) to be held on Wednesday 8 June 2005 at 12 noon at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD. The purpose of this circular is to explain certain business to be transacted at that meeting.

Re-appointment of directors (resolutions 4 and 5)

As mentioned in the directors' report which is contained within the annual report and accounts, two directors, Gordon Page and Alex Hannam, will be seeking re-appointment at the AGM. Biographical information relating to these directors, including details of their achievements and experience, is contained in Appendix 1 to this circular.

Accordingly, the board, on the recommendation of the nomination committee and following formal performance evaluation, supports the re-appointment of both directors. It also confirms as required by the Combined Code that Gordon Page's performance continues to be effective and to demonstrate commitment to his non-executive role.

The board also confirms that its development plans are reviewed at least annually, that these involve an objective and comprehensive evaluation of the balance of skills, knowledge and experience of the board and that the proposed re-appointments are consistent with the results of this review and the board's policy on board development.

Sub-division of ordinary shares (resolution 7)

Resolution 7 is an ordinary resolution to subdivide the ordinary shares of 25p each in the capital of the company (issued and unissued) so that shareholders will receive 10 new ordinary shares of 2.5p for each existing ordinary share of 25p.

The directors consider that having a larger number of ordinary shares with a lower market value will serve to improve marketability and liquidity of the shares. The value of each shareholding will not be affected by the proposed subdivision. The new ordinary shares will, in all respects, rank *pari passu* with and, except for the difference in nominal value, be subject to the same rights and restrictions as the existing ordinary shares and, in particular, the holders of new ordinary shares will have the same voting rights, the same rights to participate in dividends or income of the company and the same rights on a liquidation of the company as holders of existing shares. There will be no increase in total share capital as a result of the subdivision, no new shares are being marketed or made available to non-shareholders in whole or in part, and no additional funds are being raised.

The company will make appropriate adjustments to awards held by participants in the company's share schemes and will write to participants separately informing them of the effect of the subdivision on their awards and options and the adjustments to be made, which are, in some cases, subject to the approval of the company's auditors and the Inland Revenue.

If resolution 7 is passed, the subdivision will occur at 11.59 p.m. on 8 July 2005. Application will be made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the UK Listing Authority) for the subdivided shares to be admitted to trading on the London Stock Exchange plc's market for listed securities and to be admitted to the Official List of the UK Listing Authority (Admission). It is expected that Admission will become effective and dealings in the subdivided shares will commence at 8.00 a.m. on 11 July 2005. Based on the issued share capital at the date of this circular, the above application would be made for the admission of 1,120,379,660 ordinary shares of 2.5p each.

The new 2.5p shares will be in registered form and will be capable of being held in certificated and uncertificated form. The company's ordinary shares in their existing form will not be capable of being settled in CREST after close of business on 8 July 2005 and 10 ordinary shares of 2.5p each in place of each ordinary share of 25p will be credited to the accounts of holders in CREST on 11 July 2005. The company expects to send new certificates in respect of shares held in certificated form to shareholders no later than 15 July 2005. Certificates will be sent at the risk of shareholders. If you do not receive a new share certificate, please call Lloyds TSB Registrars Helpline on 0870 240 7990. The address of Lloyds TSB Registrars is The Causeway, Worthing, West Sussex BN99 6DA. Share certificates in respect of the existing 25p shares will cease to be valid from this date and should be destroyed once new share certificates have been received.

Certain limited information on United Kingdom taxation with regard to the subdivision is set out below. This is intended as a general guide only. If you are in any doubt as to your tax position, or you are resident or subject to tax in any jurisdiction other than the United Kingdom, you should consult your independent adviser. The subdivision will not constitute a disposal of the existing ordinary shares for the purposes of UK capital gains tax legislation. For those purposes, the new ordinary shares will be treated as having been acquired on the same date and for the same consideration as the existing ordinary shares. The company will not be required to withhold tax at source when paying a dividend.

Adoption of new articles of association (resolution 8)

Resolution 8 is a special resolution to adopt a new form of articles of association for the company (the New Articles). The directors believe that it is now appropriate to update the company's existing articles (the Existing Articles) to reflect certain changes that have been implemented in company and financial services law and regulation, including recent amendments to the UK Listing Authority's Listing Rules, the Combined Code on Corporate Governance and the Companies Act 1985 (the Act). Many of the differences between the existing Articles and the New Articles are of a minor or technical nature to bring them into line with current best practice. These require no further explanation. The other principal proposed changes are summarised in Appendix 2 to this circular.

Authority to purchase own shares (resolution 9)

In common with many other listed companies, it is proposed that the directors be empowered to purchase the company's shares in the market. The directors have at present no plans to exercise this power, but consider it prudent to be able to act at short notice if the circumstances so warrant. The directors will only exercise the power given by the resolution if they are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue after the purchase and, accordingly, that the purchase is in the interests of shareholders. They will also give careful consideration to gearing levels of the company and its general financial position.

The maximum number of shares which may be purchased under the proposed authority will be 11,186,781 shares or, subject to the passing of resolution 7 and with effect from 8 July 2005, 111,867,810 shares representing approximately 10% of the issued ordinary share capital of the company at 10 March 2005. The price paid for shares will not be less than their nominal value nor more than 5% above the average of the middle-market quotation of the company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days preceding the day on which the shares are purchased.

The total number of options to subscribe for ordinary shares that were outstanding at 5 April 2005 (being the latest practicable date prior to publication of this circular) was 3,233,217. The proportion of issued share capital that they represented at that time was 2.9% and the proportion of issued share capital that they will represent if the full authority to purchase shares is used is 3.2%.

The Companies (Acquisition of Own Shares)(Treasury Shares) Regulations 2003 enable certain listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the company in accordance with the Companies Act 1985. Shares held in treasury may subsequently be cancelled, sold for cash or used to satisfy share options and share awards under employees' share schemes.

Once held in treasury, the company is not entitled to exercise any rights, including the right to attend and vote at meetings, in respect of the shares. Further, no dividend or other distribution of the company's assets may be made to the company in respect of the treasury shares.

The directors have no current intention to hold any shares purchased pursuant to the proposed authority as treasury shares, but may do so if they believe it to be in the best interests of the company and its shareholders.

Resolution 9 will be proposed as a special resolution to provide the company with the necessary authority. The authority will expire on 7 December 2006 or, if earlier, at the conclusion of the 2006 AGM. It is the present intention of the directors to seek a similar authority annually.

Allotment of relevant securities (resolution 10)

At the AGM held in 2004, shareholders authorised the directors, under section 80 of the Companies Act 1985, to allot relevant securities without the prior consent of shareholders for a period of five years. In accordance with the directors' intention to seek annual renewal of this authority, resolution 10 is an ordinary resolution to authorise the directors to allot relevant securities for a period of five years from the date of the resolution. The £9,013,047 nominal amount of relevant securities to which this authority relates represents approximately 32.3% of the nominal amount of issued ordinary share capital of the company as at 10 March 2005. The directors have no present intention of exercising this authority.

Allotment of equity securities for cash (resolution 11)

Also at last year's meeting a special resolution was passed, under section 95 of the Companies Act 1985, empowering the directors to allot equity securities for cash without first being required to offer such shares to existing shareholders. Resolution 11 is a special resolution proposing that this authority be renewed. If approved, the resolution will authorise the directors, in accordance with the articles of association, to issue shares in connection with a rights issue and otherwise to issue shares for cash up to a nominal amount of £1,398,347 which includes the sale on a non pre-emptive basis of any shares the company may hold in treasury for cash. The amount of equity securities to which this authority relates represents approximately 5% of the issued ordinary share capital of the company as at 10 March 2005.

Action to be taken

Even if you are unable to attend the AGM your vote is important. A proxy form for use by the holders of shares in connection with the AGM is enclosed. Please complete the form in

accordance with the instructions thereon and return it to Lloyds TSB Registrars by no later than 12.00 noon on Monday 6 June 2005.

If you prefer, you can register the appointment of your proxy electronically either via the internet or, if you are a CREST member, through the CREST system. Details are set out in the notes to the notice of AGM on page 11. Submission of a proxy appointment will not prevent you from attending and voting at the meeting should you so wish.

If you are a participant in the Cobham Share Incentive Scheme, please refer to note (v) to the notes to the notice of AGM.

Recommendation

Your directors believe that the proposals referred to in this circular are in the best interests of the company and its shareholders as a whole and recommend that you vote in favour of the resolutions to be proposed at the AGM, as they propose to do in respect of their own shareholdings.

Yours sincerely

John Pope
Company Secretary

APPENDIX 1

Directors' Biographical Notes

G F Page (resolution 4)

Gordon Page (61) was appointed to the board in 1990. He joined the group as managing director of Flight Refuelling Limited and was appointed deputy chief executive of the company in 1991, chief executive in 1992 and chairman in 2001.

Gordon was educated at Cheltenham College and St Catharine's College, Cambridge where he read economics and history. From 1962 to 1989 he was employed by Rolls-Royce during which period he held a variety of posts covering sales, marketing, commercial and project management responsibility for commercial aero engines (1966 - 1982), helicopter engines (1983 - 1988) and military engines (1989). He was latterly commercial director - military engines.

He is a past president of The Society of British Aerospace Companies Ltd and during 2004 relinquished his presidency of the Chartered Management Institute and his chairmanship of the Wessex Branch of the Institute of Directors.

He is currently chairman of the Department of Trade and Industry's Industrial Development Board (appointed January 2005), non-executive chairman of Hamworthy plc (appointed June 2004) and non-executive chairman of FKI plc (appointed August 2004). Gordon is also president-elect of the Royal Aeronautical Society, chairman of AirTanker Holdings Ltd (appointed June 2003) and chairman of Cobham's nomination committee.

Gordon Page has continued to lead the board effectively, to act as the interface between Allan Cook and his team and the independent non-executive directors and to represent the group externally in its relations with the business community.

A J Hannam (resolution 5)

Alex Hannam (59) was appointed to the board in 2002 when he joined the group as managing director of FR Aviation Group Limited.

After initial management accounting training, Alex held a number of positions with Howson-Algraphy from 1974 to 1986, including that of head of group management services, and then joined the Ferranti group where he was IT director of Ferranti Computer Systems Limited and, subsequently, general manager of Ferranti's civil systems division.

After joining GEC Marconi in 1994, he was appointed managing director of the radar systems division in 1995 and continued to hold this position after the creation of the Alenia Marconi Systems joint venture .

Alex is operationally responsible for the business activities of the Flight Operations and Services Group in the UK, France, South East Asia and Australia. Under his stewardship this group's profitability has grown substantially and he has been instrumental in developing the long-term order book to include contracts with the UK MoD, Qantas and the Australian government extending to 2014.

APPENDIX 2

Adoption of New Articles of Association

New Article 2: Interpretation

This will include a definition of treasury shares in accordance with the provisions of the Act. New Article 2(a)(xiii) clarifies that when shares are held in treasury, all rights relating to those shares are suspended, including the right to attend and vote at general meetings, the right to receive a dividend and the right to receive any other distribution from the company.

New Article 6: Authority to allot relevant securities

This will provide a new enabling power which facilitates the passing of the ordinary resolution conferring authority on the board to allot relevant securities pursuant to section 80 of the Act, in the short form.

New Article 7: Dis-application of pre-emption rights

As with Article 6 above, this will provide a new enabling power which facilitates the passing of the special resolution to dis-apply pre-emption rights under section 89 of the Act, in the short form.

New Article 31: Quorum at general meetings

New Article 31 will provide for a quorum of two at an adjourned general meeting. This amends existing Article 62 which provides that one person is sufficient.

New Article 38: Method of voting and demand for poll

This will provide that a poll may be demanded by any five members (regardless of their shareholding or voting rights). This amends Existing Article 70 which provides that three members are sufficient.

The New Article will include a new express provision that no poll be demanded on the appointment of a chairman of the meeting.

New Article 42: Representation of corporations

This will include a new express provision that the board or any director or the secretary may require evidence of the authority of a representative of a corporation.

New Article 51: Number of directors

This will contain a new provision that the maximum number of directors shall be 15.

New Article 55: Appointment of directors by the company

This will provide that a member proposing the appointment or re-appointment of a director at a general meeting must give notice of the proposed appointment not less than fourteen nor more than forty two days before the date of the relevant meeting. This amends Existing Article 109 which provides for seven days as the minimum notice period.

New Article 58: Retirement of directors

This will provide that all directors should submit themselves for re-appointment at least every three years, but, unlike Existing Article 107, will not require the retirement by rotation of one third of the company's directors at each AGM. The New Article will also include a provision that any non-executive directors who have held office for nine years or more shall retire or submit themselves for re-appointment annually.

New Article 63: Directors' fees

This will provide for maximum aggregate fees of £500,000 for the directors per annum, amending existing Article 94 which provides for a maximum fee per director. The proposed maximum is intended to provide sufficient flexibility in settling the level of directors' fees, based upon the maximum number of directors, which, pursuant to New Article 51, will be 15.

New Article 65: Expenses

This will contain a new provision that, subject to procedures and guidelines established by the board, a director may be paid out of the funds of the company all expenses incurred by him or her in obtaining professional advice in connection with the affairs of the company or the discharge of his or her duties as a director.

New Article 114: Capitalisation of reserves – employee share schemes

This will be a new provision which clarifies the approach the company would take to employee share schemes in the context of a capitalisation of reserves.

New Article 127: Indemnity of officers

This will provide that the company *may* indemnify a director or other officer (excluding an auditor) against liabilities incurred by him or her in connection with his or her duties, powers or office. This amends Existing Article 161 which provides that the directors and officers *shall* be indemnified against such liabilities. The change is for the purposes of clarification and reflects a recent determination by the courts that a company's articles of association are not automatically binding as between a company and its officers and that indemnities will not be available to directors or officers unless they are also incorporated in a separate contract between the company and the relevant director or officer. The wording of New Article 127 has also been updated to reflect changes to company law relating to such indemnities.

New Article 128: Funding of expenses

This will contain a new provision that the company may, subject to conditions, advance funds to a director or other officer (excluding an auditor) to meet expenditure incurred or to be incurred by him or her in relation to legal action in which such director or other officer is involved.

COBHAM PLC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the one hundred and fifteenth annual general meeting of the company will be held at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD, at 12 noon on Wednesday 8 June 2005, for the purposes of considering and, if thought fit, passing the following resolutions of which resolutions 8, 9 and 11 will be proposed as special resolutions and the remaining resolutions will be proposed as ordinary resolutions:

Resolution 1

THAT the reports of the directors and auditors and the audited financial statements for the year ended 31 December 2004 now laid before the meeting be received.

Resolution 2

THAT the directors' remuneration report for the year ended 31 December 2004 contained in the 2004 annual report and accounts now laid before the meeting be approved.

Resolution 3

THAT the final dividend of 21.80p per ordinary share of 25p recommended by the directors be declared payable on 4 July 2005 to ordinary shareholders on the register as at the close of business on 3 June 2005.

Resolution 4

THAT G F Page be re-appointed a director.

Resolution 5

THAT A J Hannam be re-appointed a director.

Resolution 6

THAT PricewaterhouseCoopers LLP be re-appointed as auditors of the company to hold office until the conclusion of the next general meeting at which accounts are laid before the company and that their remuneration be determined by the directors.

Resolution 7

THAT in accordance with the company's articles of association, each of the 147,920,000 issued and unissued ordinary shares of 25p each in the capital of the company be subdivided into 10 ordinary shares of 2.5p each with effect from 11.59 p.m. on 8 July 2005.

Resolution 8

THAT the regulations contained in the document submitted to the meeting and for the purpose of identification signed by the chairman be approved and adopted as articles of association of the company in substitution for and to the exclusion of the existing articles of association.

Resolution 9

THAT in accordance with the company's articles of association, the company be and is generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the company and, subject to the passing of resolution 7 and with effect from 8 July 2005, ordinary shares of 2.5p each in the capital of the company (Ordinary Shares) on such terms and in such manner as the directors of the company may from time to time determine provided that:

(i) the maximum number of Ordinary Shares that may be purchased under this authority is 11,186,781 or, subject to the passing of resolution 7 and with effect from 8 July 2005, 111,867,810;

(ii) the maximum price which may be paid for an Ordinary Share purchased under this authority is an amount equal to 105 per cent. of the average of the middle market prices shown in the quotations for Ordinary Shares in the London Stock Exchange Daily Official List for the five business days preceding the day on which that Ordinary Share is purchased and the minimum price which may be paid per Ordinary Share is the nominal value of such Ordinary Share (in each case exclusive of expenses (if any) payable by the company);

(iii) unless previously renewed, varied or revoked this authority will expire on 7 December 2006 or, if earlier, at the conclusion of the annual general meeting of the company to be held in 2006; and

(iv) the company may make a contract or contracts to purchase Ordinary Shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority.

Resolution 10

THAT the directors be and they are hereby generally and unconditionally authorised, in accordance with section 80 of the Companies Act 1985, to exercise all powers of the company to allot relevant securities as defined for the purposes of that section up to an aggregate nominal amount of £9,013,047 provided that this authority shall (unless previously revoked or renewed) expire at the conclusion of the next annual general meeting of the company after the passing of this resolution or fifteen months after the passing of this resolution (whichever is the earlier) but so that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and further that the authority to allot relevant securities contained in resolution 13 passed at the annual general meeting of the company held on 16 June 2004 shall cease to have effect.

Resolution 11

THAT the directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution 10 as if sub-section (1) of section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares held by them but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £1,398,347

and shall expire on the date of the next annual general meeting of the company after the passing of this resolution, or fifteen months after the passing of this resolution (whichever is the earlier), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

By order of the board
J.M. Pope
Secretary
8 April 2005

Brook Road
Wimborne
Dorset BH21 2BJ

Notes to the notice of annual general meeting

(i) Members of the company entitled to attend and vote are entitled to appoint one or more proxies to attend and on a poll to vote instead of them. A proxy need not be a member of the company.

(ii) Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through the Lloyds TSB Registrars' website at www.sharevote.co.uk where full instructions on the procedure are given. The personal reference number, card ID and account number printed on the proxy form will be required to use this electronic proxy appointment system. Alternatively, shareholders who have already registered with Lloyds TSB Registrars' on-line portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 12.00 noon on Monday 6 June 2005. Please note that any electronic communication found to contain a computer virus will not be accepted.

(iii) The company specifies pursuant to regulation 41 of the Uncertificated Securities Regulations 2001 that only those ordinary shareholders entered in the register of members of the company as at 6 p.m. on Monday 6 June 2005 shall be entitled to attend or vote at the aforesaid general meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the relevant register of securities after 6 p.m. on Monday 6 June 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting. This note does not apply to preference shareholders.

(iv) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, Lloyds TSB Registrars (ID 7RA01) by 12.00 noon on Monday, 6 June 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(v) Participants in the Cobham Share Incentive Scheme may not vote in person in respect of shares held for them by the scheme's trustees. They may, however, direct the trustees how to vote on their behalf by completing and returning the accompanying blue form of direction. These forms must be lodged at the company's registered office by 12 noon on Wednesday 1 June 2005.

(vi) The register of directors' interests in the shares of the company and copies of all directors' service contracts and all non-executive directors' terms of appointment will be available for inspection during normal business hours at the company's registered office from the date of this circular up to and including the date of the AGM and will also be available for inspection at the AGM for at least 15 minutes prior to and during the meeting.

(vii) Copies of the New Articles will be available for inspection during normal business hours at the company's registered office and at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ, from the date of this circular up to and including the date of the AGM and will also be available for inspection at the AGM for at least 15 minutes prior to and during the meeting.

RESPONSE LICENCE NO.
SEA 7149

21

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6BD

Cobham plc

Annual general meeting – 8 June 2005

Proxy form - explanatory notes

1. If you are unable to attend the AGM and wish to appoint another person as your proxy other than by electronic means, please detach the attached proxy form, fill it in and send it along with any power of attorney or authority under which it is executed to Lloyds TSB Registrars to be received no later than 12 noon on 6 June 2005. Completion and return of the proxy form will not prevent you from attending and voting if you so wish. The form is pre-addressed and no envelope is necessary. If you prefer, you may place the form in an envelope and address it to: FREEPOST SEA 7149, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BD. No postage is necessary in either case. (Overseas shareholders are requested to use an envelope, affix the appropriate postage stamp and send it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, Great Britain BN99 6BD.)
2. If you wish to appoint a person other than the chairman as your proxy delete "*the chairman of the meeting*" in the proxy form and insert the name of the person you wish to appoint. Unless you insert the proxy's name in the space provided, you will be deemed to have appointed the chairman of the meeting.
3. The instrument appointing a proxy must be in writing under the hand of the appointor or his/her attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or executed in accordance with sections 36A(4) and (5) of the Companies Act 1985 or under the hand of an officer, attorney, or other person duly authorised to sign it.
4. Unless instructed how to vote, your proxy may vote or abstain from voting at his/her discretion. This form will be used only in the event of a poll being directed or demanded.
5. In the case of joint holders the signature of one of them will suffice, but the names of all joint holders must be shown. The vote of the first-named holder in the register of members will be accepted to the exclusion of other joint holders.
6. Alterations to the proxy form must be initialled.
7. A vote withheld has no legal effect and will count neither for nor against a resolution.

If you have any questions regarding the completion of this proxy form, please contact Lloyds TSB Registrars on: 0870 600 3970 or +44 (0)121 415 7161.

PLEASE DETACH HERE

Proxy form

COBHAM PLC

+ +

REFERENCE NUMBER	CARD I.D.	ACCOUNT NUMBER

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers. If you cannot attend the AGM and wish to appoint another person (who need not be a shareholder of the company) as your proxy, please complete this proxy form with reference to the attached explanatory notes.

I/We, the undersigned, a registered shareholder/registered shareholders of Cobham plc, hereby appoint the chairman of the meeting, or

as my/our proxy to attend and, on a poll, vote on my/our behalf at the AGM to be held on 8 June 2005 and at any adjournment thereof. I/We wish my/our proxy to vote as indicated on this form. I/We direct further that my/our proxy will vote (or withhold a vote) as he/she thinks fit on any of the resolutions on which I/we do not give a direction and on any other matter which may properly come before the meeting or any adjournment thereof.

Please indicate your vote by marking the appropriate boxes in black ink like this ☒.

* Member of the nomination committee.

+ *Special resolution.*

Resolution	For	Against	Vote witheld
1. To receive the reports of the directors and auditors and the audited financial statements.	☐	☐	☐
2. To approve the directors' remuneration report.	☐	☐	☐
3. To declare a final ordinary dividend.	☐	☐	☐
4. To re-appoint G.F. Page a director.*	☐	☐	☐
5. To re-appoint A.J. Hannam a director.	☐	☐	☐
6. To re-appoint the auditors and to authorise the directors to determine their remuneration.	☐	☐	☐
7. To subdivide the company's ordinary shares.	☐	☐	☐
8. To adopt new articles of association.+	☐	☐	☐
9. To authorise the company to purchase its own shares.+	☐	☐	☐
10. To authorise the directors to allot relevant securities.	☐	☐	☐
11. To authorise the directors to allot equity securities for cash.+	☐	☐	☐

This card should not be used for comments, change of address, or queries. Please send a separate letter.

Signature

Date 2005

+ +

0248-001-9

THE COBHAM SHARE INCENTIVE SCHEME

Part I Notes to participants

1. Participants in the Cobham Share Incentive Scheme may not vote in person in respect of shares held for them by the trustees. They may, however, instruct the trustees how to vote on their behalf by completing and returning this card. A vote withheld has no legal effect and will count neither for nor against a resolution.
2. To be valid, this card must be lodged at the Company Secretary's Office at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BR by Wednesday, 1 June 2005.
3. Employees may return the card either through their company's internal mail system (Dorset-based companies only) or by using the post office service.
4. These notes do not apply to the Cobham Share Incentive Plan.

Part II Form of direction to the trustees for use at the annual general meeting to be held on Wednesday, 8 June 2005

I, (insert name in capitals)..

of (insert address) ..

..

being beneficially entitled to shares held by you under the rules of the Cobham Share Incentive Scheme, hereby direct you to vote in respect of those shares as I have indicated with an X below at the annual general meeting of Cobham plc to be held on 8 June 2005 and at any adjournment thereof.

No.	Resolution	For	Against	Vote Withheld
1	To receive the reports of the directors and auditors and the audited financial statements			
2	To approve the directors' remuneration report			
3	To declare a final ordinary dividend			
4	To re-appoint G.F. Page a director *			
5	To re-appoint A.J. Hannam a director			
6	To re-appoint the auditors and to authorise the directors to determine their remuneration			
7	To subdivide the company's ordinary shares			
8	To adopt new articles of association +			
9	To authorise the company to purchase its own shares +			
10	To authorise the directors to allot relevant securities			
11	To authorise the directors to allot equity securities for cash +			

+Special resolution *Member of the nomination committee

Signature:.. Dated:..2005

RF61955 Printed by Royle Financial Print

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take you should consult your own independent adviser. If you have sold or transferred all your shares in Cobham plc, please forward this document together with the accompanying annual report and form of proxy to the agent who arranged the sale or transfer so that they may be passed on to the purchaser or transferee.

COBHAM

ANNUAL GENERAL MEETING

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A notice convening the annual general meeting to be held at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD at 12 noon on Wednesday 16 June 2004 is set out on pages 14 to 16 of this document together with a letter from the chairman. The accompanying proxy form for use at the meeting should be completed and returned as soon as possible to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL and to be valid must arrive not less than 48 hours before the time fixed for the meeting. The attention of CREST members is drawn to note (iii) of the notice of meeting which deals with electronic proxy appointment.

COBHAM PLC

(Incorporated and registered in England no. 30470)

Registered Office
Brook Road
Wimborne
Dorset
BH21 2BJ

16 April 2004

To the holders of ordinary shares and 6% second cumulative preference shares and to participants in the Cobham Share Incentive Scheme and, for information only, to holders of options under the company's share option schemes.

Dear Shareholder,

You will find set out on pages 14 to 16 (inclusive) of this document notice of the annual general meeting to be held on Wednesday 16 June 2004 at 12 noon at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD. The purpose of this letter is to explain certain business to be transacted at that meeting.

Approval of directors' remuneration report (resolution 2)

As a result of legislation introduced in 2002 the company was required for the first time in 2003 to seek shareholder approval for the directors' remuneration report which is contained within the annual report and accounts. The company is continuing with that practice this year. The directors' entitlement to remuneration is not conditional on the resolution being passed.

Re-appointment of directors (resolutions 4 – 8)

As mentioned in the directors' report which is contained within the annual report and accounts, certain directors will be seeking re-appointment at the annual general meeting either because they are due to retire by rotation under article 107 or following appointment by the board under article 111. Biographical information relating to these directors, including details of their skills and experience, is contained in Appendix 1 to this letter. The board, on the recommendation of the nomination committee in the case of Messrs Cook and Cooper who are retiring by rotation, supports the re-appointment of all directors in view of their skills and experience, performance and their ability to contribute to the board.

The Cobham Executive Share Option Scheme 2004 (resolution 10)

The company currently operates the Cobham Long-Term Incentive Plan ("LTIP") for main board directors and an executive share option scheme for approximately 90 other less senior executives.

The LTIP provides for the grant of awards over shares with a value of up to one times basic salary each year. The extent to which awards vest under the LTIP is based on the company's total shareholder return relative to a peer group comprising companies in the FTSE engineering and machinery sector and the aerospace and defence sector. Awards vest in full at upper quartile performance over the three year performance period and 30% of awards vest at median performance. There is sliding scale vesting between median and upper quartile performance and no awards vest if performance is below median. In addition, no awards vest

unless the company's earnings per share growth has exceeded inflation by an average of 3% per annum over three years.

The current executive share option scheme was adopted in 1995 and will shortly come to the end of its ten year life. The remuneration committee (the "Committee") has, therefore, reviewed the share incentive arrangements for executives, in conjunction with independent external advisers, taking into account recent developments in market practice in the UK and the US and the latest guidelines of institutional shareholders.

As a result of this review, the Committee has concluded that shareholders' approval should be sought for the adoption of a new executive share option scheme – the Cobham Executive Share Option Scheme 2004 (the "Scheme"). Following the adoption of the Scheme, no further options will be granted under the existing executive share option scheme, although options granted in the past will remain exercisable on their current terms. The LTIP will continue to be operated on its current terms.

A summary of the Scheme is set out in Appendix 2 and the key points are as follows:

- Individual option grants in any year under the Scheme will not exceed one times basic salary worth of shares.
- The option price will not be less than the market value of the company's shares on, or shortly before, the date an option is granted.
- Options are normally exercisable between three and ten years after they are granted, subject to the achievement of long-term performance conditions.
- No more than 5% of new issue equity may be used for the company's executive incentive schemes over a ten year period, and no more than 10% in ten years under all of the company's share schemes.
- Participation in the Scheme may be extended both to main board directors and to other executives.

The following should be noted in respect of the participation of main board directors in the Scheme and the application of performance conditions on the exercise of options.

Eligibility

In the past, main board directors have participated only in the LTIP, whilst other executives have participated only in the executive share option scheme. The Committee has concluded that in future all senior executives, including main board directors, may receive a combination of share options and awards under the LTIP.

This approach will ensure that there is a common focus amongst senior executives and that they are rewarded on the same basis. It will also ensure that executives' share incentives take into account both the company's absolute share price performance (via the grant of market value share options) and its relative performance (via awards under the LTIP based on relative total shareholder return), as well as its earnings per share growth.

In order to ensure that the aggregate award levels are not excessive, the aggregate value of shares awarded to an individual in any year under the LTIP and the Scheme will not exceed 1.5 times basic salary, except in the case of senior executives in the US and in other exceptional circumstances, such as a high level recruitment or promotion, in which case the annual limits of one times salary of awards under the LTIP and one times salary of share options will apply. After taking into account the price payable for share options and the different performance conditions applicable to the two schemes, the Committee intends that the "expected value" of

awards granted to main board directors under the two schemes will be approximately equal to the value of their current awards under the LTIP.

Performance condition

It is proposed that the performance condition on the exercise of options will require the company's underlying earnings per share growth to exceed inflation by a specified margin over three years. There will be no provision for retesting the performance condition if it is not met after three years and the following targets will apply to options granted in 2004:

Average growth in EPS in excess of inflation over three years	**Value of shares under option which may be exercised**
Less than 3% per annum	Nil
3% per annum	50% of salary
5% per annum or more	100% of salary
3%-5% per annum	50%-100% of salary (pro rata on a straight-line basis)

The Cobham Savings-Related Share Option Scheme 2004 (resolution 11)

The company has operated a savings-related share option scheme for employees since 1984. Under this scheme, UK employees of participating companies who have completed a qualifying service period and who agree to save up to £250 each month may receive options to buy Cobham shares at a 20% discount to the share price shortly before they start saving. Options are normally exercisable after three, five or seven years, using the proceeds of the savings contract.

The board believes that this scheme has been an effective means of giving employees an opportunity to participate in the company's share price growth and of encouraging a greater awareness of the company's financial performance. The scheme will shortly come to the end of its life and approval is therefore sought for the adoption of a replacement scheme to be known as the Cobham Savings-Related Share Option Scheme 2004. The main terms of the new scheme are summarised in Appendix 3.

Directors' fees (resolution 12)

The fee payable to each director as ordinary remuneration is restricted by article 94 to £25,000 per annum or such higher amount as the company by ordinary resolution may determine from time to time. Extra remuneration is payable in various circumstances including where a director is appointed to an executive office, serves on any committee or devotes special attention to the company's business. The board considers that it would be appropriate, particularly in the light of the increasing demands now being placed on non-executive directors, for it to have the flexibility to increase the sum payable as ordinary remuneration over time up to a maximum of £35,000 per annum should it see fit. Accordingly, resolution 12 will be proposed at the annual general meeting to effect the necessary increase. Salaries payable to executive directors will continue to be inclusive of any directors' fees.

Allotment of relevant securities (resolution 13)

This resolution will, if passed, authorise the directors pursuant to section 80 of the Companies Act 1985 to allot relevant securities (as defined in that Act) up to an aggregate nominal amount of £9,156,161. This represents 32.9% of the company's total ordinary share capital in issue as at 18 March 2004. The authority is expressed to run for a period of five years but the intention,

as before, is to seek to replace the authority at each future annual general meeting. The directors have no present intention of exercising this authority.

Allotment of equity securities for cash (resolution 14)

This resolution is concerned with the disapplication of the pre-emption provisions contained in section 89(1) of the Companies Act 1985. This resolution will, if passed, empower the directors to allot equity securities for cash other than to existing shareholders in proportion to their shareholdings in certain limited situations. This will enable the company to avoid, among other things, the technical difficulties of offering shares in a rights issue to residents of certain overseas territories and will also provide the directors with a certain degree of flexibility in conducting the affairs of the company by authorising them to make small issues of equity securities up to an aggregate nominal amount of £1,391,191 being 5% of the company's total ordinary share capital in issue as at 18 March 2004. The authority conferred by this resolution will terminate no later than fifteen months after the date the resolution is passed.

Documents available for inspection

Copies of the draft rules of the Cobham Executive Share Option Scheme 2004 and of the Cobham Savings-Related Share Option Scheme 2004 will be available for inspection at the company's registered office and the offices of New Bridge Street Consultants LLP, 20 Little Britain, London EC1A 7DH during normal working hours on any week day, excluding public holidays, from the date of this notice up to and including the date of the annual general meeting and will also be available for inspection at the place of the annual general meeting for at least 15 minutes prior to and during the meeting.

Recommendation

Your directors believe that the proposals referred to in this letter are in the best interests of the company and its shareholders as a whole and recommend that you vote in favour of the resolutions to be proposed at the annual general meeting, as they propose to do in respect of their own shareholdings.

Yours sincerely

Gordon Page
Chairman

APPENDIX 1

Directors' Biographical Notes

A.E. Cook – Resolution 4

Allan Cook (54) joined the company in January 2001 as deputy chief executive and has been chief executive since November of that year. He holds an honours degree in electrical/electronic engineering, which was obtained from Sunderland University in 1976, a post graduate diploma in management studies and is a fellow of the Royal Aeronautical Society.

From 1976 until 1978 Allan was employed in Ferranti's inertial navigation division as a development engineer working on the early development of ring laser gyros. He joined Bourns/PMI in 1981 as product manager working in Scotland, USA and Switzerland and became managing director in 1985. He was appointed chief executive of Hughes Aircraft (UK) in 1990 and, after spending time in the USA, Scotland and Spain, became chief executive of Hughes Europe based in Brussels in 1994.

Following his appointment as managing director of Marconi Avionics' radar division in 1996, he was promoted to group managing director of Marconi Avionics and held that position until the merger of British Aerospace with Marconi Electronic Systems in November 1999. In March 2000 he became group managing director of programmes and managing director Eurofighter with BAE SYSTEMS. He is also a director of The Society of British Aerospace Companies Ltd.

G.C. Cooper – Resolution 5

Geoff Cooper (58) joined Chelton (Electrostatics) Limited as a development engineer in 1966 and was the company's marketing director from 1971 to 1983. He became chairman and managing director in 1984 developing the company into a high growth, diversified avionics business. Chelton was acquired by Cobham in 1989. Geoff joined the Cobham board in 1995 and is managing director of the avionics group which now comprises some 40 avionics-related companies.

He was appointed an OBE in 1996 for services to the avionics industry. He is a chartered physicist, a member of the Institute of Physics, and a fellow of the Royal Aeronautical Society.

W.G. Tucker – Resolution 6

Warren Tucker (41) was appointed to the board as group financial director in July 2003. He is a chartered accountant, having qualified in 1987, and holds a BSc which was obtained from the University of Bristol in 1984 and an MBA which was obtained in 1990 from INSEAD – the Paris Business School.

After qualifying as a chartered accountant, Warren worked in investment banking with Lazard for three years and then as a finance manager with Disney before joining British Airways where he held a number of senior positions including that of financial controller for the airline's commercial division.

In 1999 Warren became chief financial officer of the cable company, CWC plc, and on its reacquisition by Cable and Wireless plc he was appointed deputy group finance director of that company, a position he held for three years before leaving in 2002.

A.J. Stevens – Resolution 7

Andy Stevens (47) was appointed to the board as managing director of the aerospace systems group in November 2003. He holds a BSc in production engineering which was obtained from Aston University.

Andy's early career was within the then Dowty group where positions held included production director at Dowty Rotol and general manager of Dowty Aerospace Landing Gear (UK). Following TI Group's acquisition of Dowty he became general manager of Bowthorpe plc's cable management sector thereby gaining valuable experience outside the aerospace industry.

Rejoining the TI Group in 1996, Andy was seconded to Messier-Dowty Limited subsequently holding a number of positions including managing director of Messier-Dowty (Europe) and chief operating officer of Messier- Dowty International.

Prior to joining Cobham, Andy was managing director, defence aerospace, with Rolls-Royce plc.

M. Beresford – Resolution 8

Marcus Beresford (61) was appointed to the board in a non-executive capacity in 2004 and is a member of the audit, remuneration and nomination committees. He holds an MA in mechanical science, which was obtained from Cambridge University, and is a fellow of the Institute of Electrical Engineers. He was awarded the CBE in June 2003.

Marcus has over 30 years' managerial experience in the automotive and electronics industries. He has held directorships within Smiths Industries, Lucas and Plessey and, at plc level, of Siemens plc and GKN plc. From 2001 to 2002 Marcus was chief executive officer of GKN plc.

Marcus has had experience as a non-executive director with Aggregate Industries plc and is currently chairman of Ricardo plc, a non-executive director of Spirent plc and of The Engineering and Technology Board.

APPENDIX 2

Summary of the principal features of the Cobham Executive Share Option Scheme 2004 (the "Executive Scheme")

General

The operation of the Executive Scheme will be supervised by the company's remuneration committee (the "Committee").

There are two parts to the Executive Scheme. The company intends to seek Inland Revenue approval of the "Approved" part. The "Unapproved" part of the Executive Scheme, which is not designed for Inland Revenue approval, is intended to be used primarily where executives have more than £30,000 worth of outstanding approved options and/or are not subject to tax in the UK. Except to the extent required to obtain Inland Revenue approval, the Approved and Unapproved parts of the Executive Scheme are in all material respects identical.

Eligibility

Employees and full-time directors of the company and its subsidiaries who are not within two years of their anticipated retirement date, will be eligible to participate in the Executive Scheme, at the discretion of the Committee. In addition, the Committee will have a discretion, in exceptional circumstances, to grant options to executives who are within two years of retirement, provided that no executive may be granted an option if he is within six months of retirement.

Grant of options

Options (which may relate to new issue shares, existing shares and/or treasury shares) may only be granted within six weeks of the approval of the Executive Scheme by shareholders or the date the Approved part of the Executive Scheme is approved by the Inland Revenue and thereafter within six weeks following the announcement by the company of its results for any period, or at other times considered by the Committee to be exceptional. No payment will be required for the grant of an option. Options are not pensionable and may not be transferred (except in the event of death).

Option exercise price

The option exercise price will be determined by the Committee but in any event will not be less than the higher of the market value of an ordinary share on the London Stock Exchange on one or more days shortly before the option is granted or the nominal value of an ordinary share, if the option relates to new issue shares.

Executive Scheme limits

The Executive Scheme is subject to the following limits on the number of ordinary shares which may be acquired by subscription. On any date, the aggregate number of shares in respect of which options may be granted may not, when added to the number of ordinary shares placed under option in the previous ten years under the Executive Scheme or under any other executive share incentive scheme adopted by the company, exceed 5% of the number of ordinary shares in issue on that date, or more than 10% of the number of ordinary shares in issue on that date when aggregated with options and other share awards made in that period under the company's other employee share schemes. Options granted in respect of treasury shares will be treated as counting against these limits. Options which have lapsed for any reason shall not be included in any calculation to determine whether the limits have been exceeded.

Options granted under the Approved part of the Executive Scheme are limited to £30,000 of shares (or such other limit as may be prescribed by the UK tax legislation from time to time).

The maximum value of shares under options which may be granted to a participant in any financial year may not exceed a participant's basic salary.

Exercise of options

An option may normally be exercised between three and ten years following its grant, provided that specified performance conditions have been achieved.

The performance conditions will be tested after three years and to the extent they are not met after three years, the options will lapse. The targets for the exercise of options to be granted in 2004 are set out in the chairman's letter. The Committee will review the performance conditions each time options are granted and may impose different conditions on options granted in subsequent years, provided they are no less challenging. The targets may be adjusted in certain circumstances, for example in the event of a variation in the company's share capital, to ensure that they achieve their original purpose.

Options will lapse upon cessation of employment, unless the Committee decides otherwise, except where the cessation of employment is by reason of death, injury, ill-health, disability, redundancy, retirement at or after contractual retirement age or early retirement with the consent of the employer and the Committee, or the sale from the group of the company or business in which an employee works. In such cases, options will be capable of exercise for a period of six months (or such longer period, not exceeding 42 months from the date options are granted, as may be decided by the Committee). Unless the Committee decides that there are exceptional circumstances, an option may only be exercised to the extent the performance conditions have been met (but measured over a shorter period).

In the event of a takeover, scheme of arrangement or winding up of the company, an option may also be exercised early, but unless the Committee decides that there are exceptional circumstances, only to the extent performance conditions have been met (but measured over a shorter period). Alternatively, options may, with the agreement of the acquiring company, be exchanged for options over shares in that acquiring company.

Rights attaching to shares

Ordinary shares acquired on the exercise of options will rank pari passu with ordinary shares then in issue.

Adjustment of options

Following a variation of the share capital of the company or, in the case of options granted under the Unapproved part of the Executive Scheme, in the event of a demerger, payment of a capital dividend or similar event involving the company, the Committee may adjust the number of ordinary shares under option and the option exercise price. If such an adjustment reduces the option price to below nominal value, the board may capitalise from the company's reserves (if authorised) a sum sufficient to make the shares to be acquired by the optionholder fully paid.

Alterations to the Executive Scheme

The Committee may alter or add to the rules of the Executive Scheme, provided that the prior approval of shareholders is obtained for any alterations or additions to the advantage of participants in respect of the rules governing eligibility, the limits on participation, the terms of exercise, the rights attaching to the shares acquired, the adjustment of options, and alterations to the Executive Scheme.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the Executive Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the company or any of its subsidiaries.

Miscellaneous

The Executive Scheme terminates on the tenth anniversary of its approval by the company or at any earlier time by board resolution or an ordinary resolution of the company in general meeting. Termination shall be without prejudice to the subsisting rights of participants.

The right to make amendments to the rules of the Executive Scheme is reserved up to the forthcoming annual general meeting, provided that these amendments do not conflict in any material respect with this summary of the Executive Scheme.

APPENDIX 3

Summary of the principal features of the Cobham Savings-Related Share Option Scheme 2004 (the "SAYE Scheme")

General

The SAYE Scheme will be submitted for approval by the Inland Revenue pursuant to Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA") and will be administered by the directors or a duly appointed committee of directors.

Eligibility

All directors of a participating company required to work at least 25 hours a week and all employees of a participating company, in either case with a minimum period of continuous employment determined by the board not exceeding five years and who are chargeable to tax under Chapter 4 of ITEPA, are entitled to participate in the SAYE Scheme. The board may permit other employees or categories of employees of participating companies to participate.

Issue of invitations

The board may invite eligible employees to apply for an option to acquire shares at the option price. Invitations may be issued within six weeks commencing on the dealing day following the day after approval of the SAYE Scheme by the Inland Revenue and thereafter within six weeks commencing on the dealing day immediately following the day on which the company publishes its results for a financial year, half year or other period. The board may issue invitations in exceptional circumstances outside these periods in its absolute discretion.

Savings contracts

An employee who wishes to participate in the SAYE Scheme must enter into a savings contract with the nominated savings carrier under which he will save a regular monthly sum of between £5 and £250 (or such greater amount as may be permitted under ITEPA). If he does, he will be granted an option to acquire such number of ordinary shares as has an aggregate exercise price as nearly as may be equal to, but not exceeding, the amount repayable under the savings contract. A bonus is payable at the end of the three, five or seven year savings period. The amount of monthly contributions may be scaled down by the board if applications exceed the number of ordinary shares available for the grant of options.

Option exercise price

The exercise price will be determined by the board but in any event will not be less than the higher of 80% of the market value of an ordinary share (calculated as the average of the middle market prices on the London Stock Exchange on the three dealing days immediately preceding the invitation) and the nominal value of an ordinary share, if the option relates to new issue shares.

SAYE Scheme limit

The SAYE Scheme is subject to the following limit on the number of ordinary shares which may be acquired by subscription. On any date, the aggregate number of shares in respect of which options may be granted may not, when added to the number of ordinary shares placed under option in the previous ten years under the SAYE Scheme and any other employee share scheme adopted by the company or any subsidiary, exceed 10% of the number of ordinary shares in issue on that date. Options granted in respect of treasury shares will be treated as counting against this limit. Options which have lapsed for any reason shall not be included in any calculation to determine whether this limit has been exceeded.

Exercise of options

An option may normally be exercised during the period of six months commencing with the bonus date being either the third, fifth or seventh anniversary of the starting date elected by the participant when applying for a savings contract. On the expiry of that period, the option will lapse. Normally, options may only be exercised by a participant whilst he is a director or employee of the company or a participating company under the SAYE Scheme.

The personal representatives of a deceased participant may exercise the option of such participant within 12 months following the day of his death or within 12 months following the bonus date if earlier. If not exercised within these periods, the option will lapse. Where the participant's employment terminates due to injury, disability, redundancy, retirement on reaching the age of 60, or in accordance with his contract, the sale of the business or subsidiary for which the employee works, an option may be exercised within six months following such termination. Any option not exercised within this six month period will lapse.

If a participant ceases to be employed by the company by reason of early retirement more than three years after the date of grant of an option, the option may be exercised during the period of six months following such cessation. Failure to exercise an option within such six month period will lead to its lapse.

If an option holder reaches the specified retirement age but remains an employee of the company the option may be exercised up to the value of the repayment, including interest and bonus, if any, under the savings contract for a period of six months after reaching such age. If the option holder does not exercise his option in such circumstances, the option will remain valid.

If a participant ceases to hold an office or employment for a reason other than those outlined above, the option will lapse. The option will also lapse if an option holder gives, or is deemed to give, notice to the nominated savings carrier that he intends to stop paying contributions under his savings contract.

The exercise of options within certain limits may be allowed in the event of a takeover, reconstruction, amalgamation or winding-up of the company. Alternatively, options may, with the agreement of an acquiring company, be exchanged for options over shares in that acquiring company.

Rights attaching to shares

Ordinary shares acquired on the exercise of options will rank pari passu with ordinary shares then in issue.

Adjustment of options

Following a variation of the share capital of the company, the board may adjust the number of ordinary shares under option and the option exercise price. Such adjustment requires the approval of the Inland Revenue. If such an adjustment reduces the option price to below nominal value the board may capitalise from the company's reserves (if authorised) a sum sufficient to make the shares to be acquired by the option holder fully paid.

Alterations to the SAYE Scheme

The board may alter or add to the rules of the SAYE Scheme. An alteration to any "key feature" of the SAYE Scheme (a feature required by Schedule 3 of ITEPA) will not take effect until approved by the Inland Revenue.

Except where an alteration or addition is a minor amendment to benefit the administration of the SAYE Scheme, or it is necessary or desirable in order to obtain or maintain Inland Revenue

approval, or more favourable tax, exchange control or regulatory treatment for participants, the company or any of its subsidiaries, no alteration or addition shall be made to the advantage of participants without the prior approval by ordinary resolution of the company.

Miscellaneous

Options granted under the SAYE Scheme are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

The SAYE Scheme terminates on the tenth anniversary of its approval by the company or at any earlier time by board resolution or an ordinary resolution of the company in general meeting. Termination shall be without prejudice to the subsisting rights of participants.

The right to make amendments to the rules of the SAYE Scheme is reserved up to the forthcoming annual general meeting, provided that these amendments do not conflict in any material respect with this summary of the SAYE Scheme.

COBHAM PLC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the one hundred and fourteenth annual general meeting of the company will be held at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD, at 12 noon on Wednesday 16 June 2004, for the purposes of considering and, if thought fit, passing the following resolutions of which resolution 14 will be proposed as a special resolution and the remaining resolutions will be proposed as ordinary resolutions:

Resolution 1

THAT the reports of the directors and auditors and the audited financial statements for the year ended 31 December 2003 now laid before the meeting be received.

Resolution 2

THAT the directors' remuneration report contained in the report and accounts now laid before the meeting be approved.

Resolution 3

THAT the final dividend of 19.80p per ordinary share recommended by the directors be declared payable on 2 July 2004 to ordinary shareholders on the register as at the close of business on 4 June 2004.

Resolution 4

THAT A.E. Cook be re-appointed a director.

Resolution 5

THAT G.C. Cooper be re-appointed a director.

Resolution 6

THAT W.G. Tucker be re-appointed a director.

Resolution 7

THAT A.J. Stevens be re-appointed a director.

Resolution 8

THAT M. Beresford be re-appointed a director.

Resolution 9

THAT PricewaterhouseCoopers LLP be re-appointed as auditors of the company to hold office until the conclusion of the next general meeting at which accounts are laid before the company and that their remuneration be determined by the directors.

Resolution 10

THAT:

(a) subject to and conditional upon the approval of and any further amendment required by the Inland Revenue the rules of the Cobham Executive Share Option Scheme 2004 (the "Scheme"), a summary of the principal terms of which is set out in Appendix 2 to the chairman's letter dated 16 April 2004, and a copy of which is produced to the meeting and signed by the chairman for the purposes of identification, be approved and the directors be authorised to make such modifications as they consider necessary or desirable for the purposes of implementing and giving effect to this resolution;

(b) the directors be authorised to establish such schedules to the Scheme or additional schemes as they may consider necessary in relation to employees in jurisdictions outside the UK, but modified to take account of local tax, exchange control or securities law outside the UK, provided that any shares made available under such schedules or schemes must be treated as counting against the relevant individual and overall dilution limits in the Scheme;

(c) the directors be authorised to vote and to be counted in a quorum at any meeting of the directors at which any matter connected with the Scheme is under consideration notwithstanding that they may be interested in it in any present or proposed capacity, provided that no director may vote or be counted in a quorum in connection with his individual rights of participation and any prohibition on voting by interested directors contained in the articles of association of the company be and is hereby relaxed accordingly.

Resolution 11

THAT:

(a) subject to and conditional upon the approval of and any further amendment required by the Inland Revenue the rules of the Cobham Savings-Related Share Option Scheme 2004 (the "Scheme"), a summary of the principal terms of which is set out in Appendix 3 to the chairman's letter dated 16 April 2004, and a copy of which is produced to the meeting and signed by the chairman for the purposes of identification, be approved and the directors be authorised to make such modifications as they consider necessary or desirable for the purposes of implementing and giving effect to this resolution;

(b) the directors be authorised to establish such schedules to the Scheme or additional schemes as they may consider necessary in relation to employees in jurisdictions outside the UK, but modified to take account of local tax, exchange control or securities law outside the UK, provided that any shares made available under such schedules or schemes must be treated as counting against the relevant individual and overall dilution limits in the Scheme;

(c) the directors be authorised to vote and to be counted in a quorum at any meeting of the directors at which any matter connected with the Scheme is under consideration notwithstanding that they may be interested in it in any present or proposed capacity, provided that no director may vote or be counted in a quorum in connection with his individual rights of participation and any prohibition on voting by interested directors contained in the articles of association of the company be and is hereby relaxed accordingly.

Resolution 12

THAT pursuant to article 94 the fee paid to each of the directors for his services of up to £25,000 per annum under that article be increased to up to £35,000 per annum.

Resolution 13

THAT the directors be and they are hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £9,156,161 provided that this authority shall (unless previously revoked or renewed) expire five years after the date of the passing of this resolution but so that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and further that the authority to allot relevant securities contained in resolution 9 passed at the annual general meeting of the company held on 11 June 2003 shall cease to have effect.

Resolution 14

THAT the directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution 13 as if sub-section (1) of section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(a) to the allotment of equity securities in connection with an issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares held by them but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £1,391,191

and shall expire on the date of the next annual general meeting of the company after the passing of this resolution, or fifteen months after the passing of this resolution (whichever is the earlier), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

By order of the board
J.M. Pope
Secretary
16 April 2004

Brook Road
Wimborne
Dorset BH21 2BJ

Notes:

(i) Members of the company entitled to attend and vote are entitled to appoint one or more proxies to attend and on a poll to vote instead of them. A proxy need not be a member of the company. Completion and return of the accompanying proxy form will not prevent members from attending and voting if they so wish. Proxy forms must be lodged with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL not later than 48 hours before the time fixed for the meeting.

(ii) The company specifies pursuant to regulation 41 of the Uncertificated Securities Regulations 2001 that only those ordinary shareholders entered in the register of members of the company as at 6 p.m. on Monday 14 June 2004 shall be entitled to attend or vote at the aforesaid general meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the relevant register of securities after 6 p.m. on Monday 14 June 2004 shall be disregarded in determining the rights of any person to attend or vote at the meeting. This note does not apply to preference shareholders.

(iii) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, Lloyds TSB Registrars (ID 7RA01) by 12 noon on 14 June 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(iv) Participants in the Cobham Share Incentive Scheme may not vote in person in respect of shares held for them by the scheme's trustees. They may, however, direct the trustees how to vote on their behalf by completing and returning the accompanying blue form of direction. These forms must be lodged at the company's registered office by 12 noon on Wednesday 9 June 2004.

(v) The register of directors' interests in the shares of the company and copies of all directors' service contracts or letters of appointment will be available for inspection during normal business hours at the company's registered office from this date until the date of the meeting and at the place of the meeting from 11.45 a.m. until the conclusion of the meeting.

RF61520

Printed by Royle Financial Print

THE COBHAM SHARE INCENTIVE SCHEME

Part I Notes to participants

1. Participants in the Cobham Share Incentive Scheme may not vote in person in respect of shares held for them by the trustees. They may, however, instruct the trustees how to vote on their behalf by completing and returning this card. A vote withheld has no legal effect and will count neither for nor against a resolution.
2. To be valid, this card must be lodged at the Company Secretary's Office at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BR by Wednesday, 9 June 2004.
3. Employees may return the card either through their company's internal mail system (Dorset-based companies only) or by using the post office service.

Part II Form of direction to the trustees for use at the annual general meeting to be held on Wednesday, 16 June 2004

I, (insert name in capitals) ..

(insert address) ..

..

being beneficially entitled to shares held by you under the rules of the Cobham Share Incentive Scheme, hereby direct you to vote in respect of those shares as I have indicated with an X below at the annual general meeting of Cobham plc to be held on 16 June 2004 and at any adjournment thereof.

No.	Resolution	For	Against	Vote Withheld
1	To receive the reports of the directors and auditors and the audited financial statements			
2	To approve the directors' remuneration report			
3	To declare a final ordinary dividend			
4	To re-appoint A.E. Cook a director			
5	To re-appoint G.C. Cooper a director			
6	To re-appoint W.G. Tucker a director			
7	To re-appoint A.J. Stevens a director			
8	To re-appoint M. Beresford* a director			
9	To re-appoint the auditors and to authorise the directors to determine their remuneration			
10	To approve the Cobham Executive Share Option Scheme 2004			
11	To approve the Cobham Savings-Related Share Option Scheme 2004			
12	To increase the fees payable pursuant to article 94			
13	To empower the directors to allot relevant securities pursuant to section 80 Companies Act 1985			
14+	To empower the directors to allot equity securities for cash			

+ Special resolution * Member of the audit and remuneration committees

Signature:.. Dated: ..2004

RF61522

Printed by Royle Financial Print

COBHAM PLC

Form of proxy for use at the annual general meeting to be held on Wednesday, 16 June 2004

I/We ..
(BLOCK CAPITALS)

of ..

..

a holder/holders of shares of Cobham plc hereby appoint the chairman of the meeting..

..(See Note (c))

as my/our proxy to vote for me/us at the annual general meeting of the company to be held on 16 June 2004 and at any adjournment thereof. I/We direct that my/our vote(s) be cast on each of the resolutions set out or referred to in the notice convening such annual general meeting as indicated by an X in the appropriate box below (see Notes (d) and (h)).

No.	Resolution	For	Against	Vote Withheld
1	To receive the reports of the directors and auditors and the audited financial statements			
2	To approve the directors' remuneration report			
3	To declare a final ordinary dividend			
4	To re-appoint A.E. Cook a director			
5	To re-appoint G.C. Cooper a director			
6	To re-appoint W.G. Tucker a director			
7	To re-appoint A.J. Stevens a director			
8	To re-appoint M. Beresford* a director			
9	To re-appoint the auditors and to authorise the directors to determine their remuneration			
10	To approve the Cobham Executive Share Option Scheme 2004			
11	To approve the Cobham Savings-Related Share Option Scheme 2004			
12	To increase the fees payable pursuant to article 94			
13	To empower the directors to allot relevant securities pursuant to section 80 Companies Act 1985			
14+	To empower the directors to allot equity securities for cash			

+ Special resolution * Member of the audit and remuneration committees

Signature:.. Dated: ..2004

Notes:

(a) This form of proxy and any power of attorney or authority under which it is executed, to be valid, must be deposited with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, no later than 48 hours before the time of the meeting.

(b) The instrument appointing a proxy must be in writing under the hand of the appointor or his/her attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or executed in accordance with sections 36A(4) and (5) of the Companies Act 1985 or under the hand of an officer, attorney, or other person duly authorised to sign it.

(c) If you wish to appoint a person other than the chairman as your proxy delete "the chairman of the meeting" and insert the name of the person you wish to appoint. Unless you insert the proxy's name in the space provided, you will be deemed to have appointed the chairman of the meeting.

(d) Unless so instructed how to vote, your proxy may vote or abstain from voting at his discretion. This form will be used only in the event of a poll being directed or demanded.

(e) In the case of joint holders the signature of one of them will suffice, but the names of all joint holders must be shown. The vote of the first-named holder in the register of members will be accepted to the exclusion of other joint holders.

(f) Alterations to this form must be initialled.

(g) Completion of this form will not preclude shareholders attending and voting at the meeting should they subsequently decide to do so.

(h) A vote withheld has no legal effect and will count neither for nor against a resolution.

(i) CREST members may use the CREST electronic proxy appointment service to submit their proxy to Lloyds TSB Registrars (ID 7RA01) using the procedures in the CREST manual. Further information is also set out on page 16 of the annual general meeting documentation.

RF61521 Printed by Royle Financial Print



Please complete in typescript, or in bold black capitals.

CHFP029

363a

Annual Return

Company Number 30470

Company Name in full Cobham plc

RECEIVED
2005 NOV -8 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date of this return

The information in this return is made up to

Day Month Year
12/07/2005

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
12/07/2006

Registered Office

Show here the address **at the date of this return.**

BROOK ROAD

Any change of registered office ***must*** *be notified on form 287.*

Post town: WIMBORNE

County / Region: DORSET

UK Postcode: BH21 2BJ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS

THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX

UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

*Voluntary details.

(Please photocopy this area to provide details of joint secretaries).

Details of a new company secretary must be notified on form 288a.

Name * Style / Title: MR

Forename(s): JOHN MICHAEL

Surname(s): POPE

Address ††

THE RISE

18 HIGHLAND ROAD

Post town: WIMBORNE

County / Region: DORSET

UK Postcode: BH21 2QN

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 15 / 05 / 1942

Forename(s): MARCUS DE LA POER

Surname: BERESFORD

Address ††: SOUTH BOWOOD HOUSE, SOUTH BOWOOD

Post town: BRIDPORT

County / Region: DORSET

UK Postcode: DT6 5JN

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 27 / 09 / 1949

Forename(s): ALLAN EDWARD

Surname: COOK

Address ††: 154 GOLF LINKS ROAD

Post town: FERNDOWN

County / Region: DORSET

UK Postcode: BH22 8DA

Country: ENGLAND

Nationality: BRITISH

Business occupation: CHIEF EXECUTIVE AND COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: DR

Date of birth (Day Month Year): 28/05/1939

Forename(s): JEFFREY WILLIAM

Surname: EDINGTON

Address ††: "SINALOA", SOUTH PARK DRIVE

Post town: GERRARDS CROSS

County / Region: BUCKS

UK Postcode: SL9 8JH

Country: ENGLAND

Nationality: BRITISH AND AMERICAN

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 28/03/1946

Forename(s): ALEXANDER JOHN

Surname: HANNAM

Address ††: MOORFIELD HOUSE, 5 MOORFIELDS ROAD

CANFORD CLIFFS

Post town: POOLE

County / Region: DORSET

UK Postcode: BH13 7HA

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 13/06/1946

Forename(s): PETER

Surname: HOOLEY

Address ††: CARTREF, LONGHURST ROAD

Post town: EAST HORSLEY

County / Region: SURREY

UK Postcode: KT24 6AG

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR/ACCOUNTANT

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 17/11/1943

Forename(s): GORDON FRANCIS DE COURCY

Surname: PAGE

Address ††: AVON REACH, THE CLOSE

AVON CASTLE

Post town: RINGWOOD

County / Region: HANTS

UK Postcode: BH24 2BJ

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 30/08/1956

Forename(s): ANDREW JOHN

Surname: STEVENS

Address ††: ROSE TREE COTTAGE, THE KNOWLE

Post town: TIRLEY

County / Region: GLOUCS

UK Postcode: GL19 4HE

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 14/07/1962

Forename(s): WARREN GORDON

Surname: TUCKER

Address ††: ROWBERRY HOUSE, DONHEAD ST ANDREW

Post town: SHAFTESBURY

County / Region: DORSET

UK Postcode: SP7 0ET

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR/ACCOUNTANT

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
6% 2ND CP £1	19,700	£ 19,700.00
ORDINARY 2.5P, £,	1,121,799,870	£ 28,044,996.75
Totals	1,121,819,570	£ 28,064,696.75

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period []

	on paper	in another format
A list of changes is enclosed	[]	[]
A full list of shareholders is enclosed	[]	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 20.7.05

† a ~~director~~/secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

This return includes [] continuation sheets.
(enter number)

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals.

CHFP029

363a

Annual Return

Company Number 30470

Company Name in full Cobham plc

RECEIVED
2005 NOV -8 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date of this return

The information in this return is made up to

Day Month Year

1 2 / 0 7 / 2 0 0 4

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

1 2 / 0 7 / 2 0 0 5

Registered Office

Show here the address **at the date of this return.**

BROOK ROAD

*Any change of registered office **must** be notified on form 287.*

Post town WIMBORNE

County / Region DORSET

UK Postcode B H 2 1 2 B J

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS

THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region: UK Postcode:

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

intary details.

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

Name * Style / Title: MR

Forename(s): JOHN MICHAEL

Surname(s): POPE

Address ††: THE RISE

18 HIGHLAND ROAD

Post town: WIMBORNE

County / Region: DORSET UK Postcode: BH21 2QN

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.
If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 15/05/1942

Forename(s): MARCUS DE LA POER

Surname: BERESFORD

Address ††: SOUTH BOWOOD HOUSE, SOUTH BOWOOD

Post town: BRIDPORT

County / Region: DORSET

UK Postcode: DT6 5JN

Country: ENGLAND

Nationality: BRITISH

Business occupation: NON EXEC DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 27/09/1949

Forename(s): ALLAN EDWARD

Surname: COOK

Address ††: 154 GOLF LINKS ROAD

Post town: FERNDOWN

County / Region: DORSET

UK Postcode: BH22 8DA

Country: ENGLAND

Nationality: BRITISH

Business occupation: CHIEF EXECUTIVE

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 0 3 / 0 3 / 1 9 4 6

Forename(s): GEOFFREY CHARLES

Surname: COOPER

Address ††: TERRYS COPPICE, BRADCUTTS LANE

Post town: COOKHAM DEAN

County / Region: BERKS

UK Postcode: SL6 9AA

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: DR

Date of birth (Day Month Year): 2 8 / 0 5 / 1 9 3 9

Forename(s): JEFFREY WILLIAM

Surname: EDINGTON

Address ††: "SINALOA", SOUTH PARK DRIVE

Post town: GERRARDS CROSS

County / Region: BUCKS

UK Postcode: SL9 8JH

Country: ENGLAND

Nationality: BRITISH AND AMERICAN

Business occupation: RETIRED EXECUTIVE DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 2 8 / 0 3 / 1 9 4 6

Forename(s): ALEXANDER JOHN

Surname: HANNAM

Address ††: MOORFIELD HOUSE, 5 MOORFIELDS ROAD

CANFORD CLIFFS

Post town: POOLE

County / Region: DORSET

UK Postcode: B H 1 3 7 H A

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 1 3 / 0 6 / 1 9 4 6

Forename(s): PETER

Surname: HOOLEY

Address ††: CARTREF, LONGHURST ROAD

Post town: EAST HORSLEY

County / Region: SURREY

UK Postcode: K T 2 4 6 A G

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR/ACCOUNTANT

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 1 7 / 1 1 / 1 9 4 3

Forename(s): GORDON FRANCIS DE COURCY

Surname: PAGE

Address ††: AVON REACH, THE CLOSE

AVON CASTLE

Post town: RINGWOOD

County / Region: HANTS

UK Postcode: B H 2 4 2 B J

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY CHAIRMAN

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 2 4 / 0 9 / 1 9 3 9

Forename(s): JAMES DAVID MICHAEL

Surname: SMITH

Address ††: MEADOWCROFT, STERLINGS FIELD

Post town: COOKHAM DEAN

County / Region: BERKSHIRE

UK Postcode: S L 6 9 P G

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

Name * Style / Title: MR

Date of birth (Day Month Year): 3 0 / 0 8 / 1 9 5 6

Forename(s): ANDREW JOHN

Surname: STEVENS

Address ††: ROSE TREE COTTAGE, THE KNOWLE

☐

Post town: TIRLEY

County / Region: GLOUCS — UK Postcode: G L 1 9 4 H E

Country: ENGLAND — **Nationality**: BRITISH

Business occupation: MANAGING DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

Name * Style / Title: MR

Date of birth (Day Month Year): 1 4 / 0 7 / 1 9 6 2

Forename(s): WARREN GORDON

Surname: TUCKER

Address ††: OKEFORD COTTAGE, GOLD HILL

☐ CHILD OKEFORD

Post town: BLANDFORD

County / Region: DORSET — UK Postcode: D T 1 1 8 H F

Country: ENGLAND — **Nationality**: BRITISH

Business occupation: FINANCE DIRECTOR

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY 25P	111,565,370	£ 27,891,342.50
6% 2ND CP £1	19,700	£ 19,700.00
Totals	111,585,070	£ 27,911,042.50

List of past and present shareholders
(Use attached schedule where appropriate)
ull list is required if one was not included with either of the last two returns.

There were no changes in the period []

	on paper	in another format
A list of changes is enclosed	[]	[]
A full list of shareholders is enclosed	[]	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 22 July 2004

† a ~~director~~/secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [] continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

No: 30470

RECEIVED
2005 NOV -8 P 2:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE COMPANIES ACTS

COMPANY LIMITED BY SHARES

ORDINARY

and

SPECIAL RESOLUTIONS

of

COBHAM PLC

Passed on 8th June 2005

At the ANNUAL GENERAL MEETING of the above-named company duly convened and held on 8th June 2005 the following resolutions were duly passed, resolution number 10 as an ordinary resolution and resolution numbers 8, 9 and 11 as special resolutions:

ORDINARY RESOLUTION

10. THAT the directors be and they are hereby generally and unconditionally authorised, in accordance with section 80 of the Companies Act 1985, to exercise all powers of the company to allot relevant securities as defined for the purposes of that section up to an aggregate nominal amount of £9,013,047 provided that this authority shall (unless previously revoked or renewed) expire at the conclusion of the next annual general meeting of the company after the passing of this resolution or fifteen months after the passing of this resolution (whichever is the earlier) but so that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and further that the authority to allot relevant securities contained in resolution 13 passed at the annual general meeting of the company held on 16 June 2004 shall cease to have effect.

SPECIAL RESOLUTIONS

8. THAT the regulations contained in the document submitted to the meeting and for the purpose of identification signed by the chairman be approved

and adopted as articles of association of the company in substitution for and to the exclusion of the existing articles of association.

9. THAT in accordance with the company's articles of association, the company be and is generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the company and, subject to the passing of resolution 7 and with effect from 8 July 2005, ordinary shares of 2.5p each in the capital of the company (Ordinary Shares) on such terms and in such manner as the directors of the company may from time to time determine provided that:

 (i) the maximum number of Ordinary Shares that may be purchased under this authority is 11,186,781 or, subject to the passing of resolution 7 and with effect from 8 July 2005, 111,867,810;

 (ii) the maximum price which may be paid for an Ordinary Share purchased under this authority is an amount equal to 105 per cent. of the average of the middle market prices shown in the quotations for Ordinary Shares in the London Stock Exchange Daily Official List for the five business days preceding the day on which that Ordinary Share is purchased and the minimum price which may be paid per Ordinary Share is the nominal value of such Ordinary Share (in each case exclusive of expenses (if any) payable by the company);

 (iii) unless previously renewed, varied or revoked this authority will expire on 7 December 2006 or, if earlier, at the conclusion of the annual general meeting of the company to be held in 2006; and

 (iv) the company may make a contract or contracts to purchase Ordinary Shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority.

11. THAT the directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution 10 as if sub-section (1) of section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

 (i) to the allotment of equity securities in connection with an issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares held by them but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £1,398,347

and shall expire on the date of the next annual general meeting of the company after the passing of this resolution, or fifteen months after the passing of this resolution (whichever is the earlier), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

.....................................

J M POPE
Company Secretary

No: 30470

RECEIVED
2005 NOV -8 P 2: 01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE COMPANIES ACTS

COMPANY LIMITED BY SHARES

ORDINARY

and

SPECIAL RESOLUTION

of

COBHAM PLC

Passed on 16th June 2004

At the ANNUAL GENERAL MEETING of the above-named company duly convened and held on 16th June 2004 the following resolutions were duly passed, resolution number 13 as an ordinary resolution and resolution number 14 as a special resolution:

ORDINARY RESOLUTION

13. THAT the directors be and they are hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £9,156,161 provided that this authority shall (unless previously revoked or renewed) expire five years after the date of the passing of this resolution but so that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and further that the authority to allot relevant securities contained in resolution 9 passed at the annual general meeting of the company held on 11 June 2003 shall cease to have effect.

SPECIAL RESOLUTION

14. THAT the directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution 9 as if sub-section (1) of section 89 of the said Act

did not apply to any such allotment provided that this power shall be limited:

(a) to the allotment of equity securities in connection with an issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares held by them but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £1,391,191

and shall expire on the date of the next annual general meeting of the company after the passing of this resolution, or fifteen months after the passing of this resolution (whichever is the earlier), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

..

G F PAGE
Chairman – Cobham plc

No: 30470

RECEIVED
2005 NOV -8 P 2: 01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE COMPANIES ACTS

COMPANY LIMITED BY SHARES

ORDINARY RESOLUTIONS

of

COBHAM PLC

Passed on 8th June 2005

At the ANNUAL GENERAL MEETING of the above-named company duly convened and held on 8th June 2005 the following ordinary resolutions were duly passed:

ORDINARY RESOLUTIONS

7. THAT in accordance with the company's articles of association, each of the 147,920,000 issued and unissued ordinary shares of 25p each in the capital of the company be subdivided into 10 ordinary shares of 2.5p each with effect from 11.59 p.m. on 8 July 2005.

10. THAT the directors be and they are hereby generally and unconditionally authorised, in accordance with section 80 of the Companies Act 1985, to exercise all powers of the company to allot relevant securities as defined for the purposes of that section up to an aggregate nominal amount of £9,013,047 provided that this authority shall (unless previously revoked or renewed) expire at the conclusion of the next annual general meeting of the company after the passing of this resolution or fifteen months after the passing of this resolution (whichever is the earlier) but so that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and further that the authority to allot relevant securities contained in resolution 13 passed at the annual general meeting of the company held on 16 June 2004 shall cease to have effect.

.....................................

J M POPE
Company Secretary

No: 30470

RECEIVED
2005 NOV -8 P 2:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE COMPANIES ACTS

COMPANY LIMITED BY SHARES

ORDINARY RESOLUTIONS

of

COBHAM PLC

Passed on 16th June 2004

At the ANNUAL GENERAL MEETING of the above-named company duly convened and held on 16th June 2004 the following ordinary resolutions were duly passed:

ORDINARY RESOLUTIONS

10. THAT:

(a) subject to and conditional upon the approval of and any further amendment required by the Inland Revenue the rules of the Cobham Executive Share Option Scheme 2004 (the "Scheme"), a summary of the principal terms of which is set out in Appendix 2 to the chairman's letter dated 16 April 2004, and a copy of which is produced to the meeting and signed by the chairman for the purposes of identification, be approved and the directors be authorised to make such modifications as they consider necessary or desirable for the purposes of implementing and giving effect to this resolution;

(b) the directors be authorised to establish such schedules to the Scheme or additional schemes as they may consider necessary in relation to employees in jurisdictions outside the UK, but modified to take account of local tax, exchange control or securities law outside the UK, provided that any shares made available under such schedules or schemes must be treated as counting against the relevant individual and overall dilution limits in the Scheme;

(c) the directors be authorised to vote and to be counted in a quorum at any meeting of the directors at which any matter connected with the Scheme is under consideration notwithstanding that they may be interested in it in any present or proposed capacity, provided that no

director may vote or be counted in a quorum in connection with his individual rights of participation and any prohibition on voting by interested directors contained in the articles of association of the company be and is hereby relaxed accordingly.

11. THAT:

(a) subject to and conditional upon the approval of and any further amendment required by the Inland Revenue the rules of the Cobham Savings-Related Share Option Scheme 2004 (the "Scheme"), a summary of the principal terms of which is set out in Appendix 3 to the chairman's letter dated 16 April 2004, and a copy of which is produced to the meeting and signed by the chairman for the purposes of identification, be approved and the directors be authorised to make such modifications as they consider necessary or desirable for the purposes of implementing and giving effect to this resolution;

(b) the directors be authorised to establish such schedules to the Scheme or additional schemes as they may consider necessary in relation to employees in jurisdictions outside the UK, but modified to take account of local tax, exchange control or securities law outside the UK, provided that any shares made available under such schedules or schemes must be treated as counting against the relevant individual and overall dilution limits in the Scheme;

(c) the directors be authorised to vote and to be counted in a quorum at any meeting of the directors at which any matter connected with the Scheme is under consideration notwithstanding that they may be interested in it in any present or proposed capacity, provided that no director may vote or be counted in a quorum in connection with his individual rights of participation and any prohibition on voting by interested directors contained in the articles of association of the company be and is hereby relaxed accordingly.

12. THAT pursuant to article 94 the fee paid to each of the directors for his services of up to £25,000 per annum under that article be increased to up to £35,000 per annum.

13. THAT the directors be and they are hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £9,156,161 provided that this authority shall (unless previously revoked or renewed) expire five years after the date of the passing of this resolution but so that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and further that the authority to allot relevant securities contained in resolution 9 passed at the annual

general meeting of the company held on 11 June 2003 shall cease to have effect.

...

J M POPE
Secretary



CHFP029

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Pursuant to section 122 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 30470

Name of company

* insert full name of company

* COBHAM PLC

gives notice that:

by ordinary resolution passed on 8 June 2005 each of the issued and unissued ordinary shares of 25p each were subdivided into 10 ordinary shares of 2.5p each with effect from 11.59 pm on 8 July 2005.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] J M POPE Designation ‡ Secretary Date 16 August 2005

Presentor's name address and reference (if any) :

J M POPE
COMPANY SECRETARY
BROOK ROAD
WIMBORNE
DORSET. BH21 2BJ.

For official Use (02-00)
Mortgage Section

Post Room



Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 30470

Company Name in full Cobham plc

Changes of particulars form — Complete in all cases

Date of change of particulars (Day Month Year): 0 7 1 0 2 0 0 5

Name *Style / Title: MR — *Honours etc: FA, MSC

Forename(s): PETER

Surname: HOOLEY

† Date of Birth (Day Month Year): 1 3 0 6 1 9 4 6

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: CHATSWORTH HOUSE, BLAKES LANE, WEST HORSLEY

Post town:

County / Region: SURREY — Postcode: KT24 6EA

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

RECEIVED 2005 NOV -8 P 2:03 OFFICE OF THE CORPORATE

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 5-10-2005

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number — DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002



Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 30470

Company Name in full Cobham plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 23 Month 06 Year 2005

Name *Style / Title: MR *Honours etc: ACA, MBA, BSC

Forename(s): WARREN GORDON

Surname: TUCKER

† Date of Birth — Day 14 Month 07 Year 1962

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: ROWBERRY HOUSE, DONHEAD ST ANDREW

Post town: SHAFTESBURY

County / Region: DORSET Postcode: SP7 OET

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28.6.2005

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002



Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 30470

Company Name in full COBHAM PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day Month Year: 2 3 | 0 6 | 2 0 0 4

Name *Style / Title: MR *Honours etc: OBE

Forename(s): GORDON FRANCIS DE COURCY

Surname: PAGE

† Date of Birth — Day Month Year: 1 7 | 1 1 | 1 9 4 3

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Post town:

County / Region: Postcode:

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 []

Other change *(please specify)*: Appointed external directorship Hamworthy KSE Group ~~Limited (00713225)~~

A serving ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 5.7.04

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J M Pope, Company Secretary, Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ

Tel 01202 882020

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 30470

Company Name in full Cobham plc

Changes of particulars form *Complete in all cases*

Date of change of particulars

Day	Month	Year
30	01	2003

Name *Style / Title: MR

*Honours etc: CBE, MA, FRAE, DSC

Forename(s): GORDON FRANCIS DE COURCY

Surname: PAGE

† Date of Birth

Day	Month	Year
17	11	1943

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

AVON REACH, THE CLOSE, AVON CASTLE

Post town: RINGWOOD

County / Region: HANTS

Postcode: BH24 2BJ

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26-1-2004

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002



Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 30470

Company Name in full Cobham plc

	Day	Month	Year
Date of termination of appointment	2 0	0 6	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME Please insert details as previously notified to Companies House.

*Style / Title: MR
*Honours etc: CBE,OBE CPHYS MINSTP
Forename(s): GEOFFREY CHARLES
Surname: COOPER

	Day	Month	Year
†Date of Birth	0 3	0 3	1 9 4 6

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 24.6.05

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999



Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number	30470
Company Name in full	Cobham plc

	Day	Month	Year
Date of termination of appointment	0 8	0 6	2 0 0 5

as director: X as secretary: []

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME Please insert details as previously notified to Companies House.

*Style / Title	MR	*Honours etc	BSC (HONS)
Forename(s)	JAMES DAVID MICHAEL		
Surname	SMITH		

	Day	Month	Year
†Date of Birth	2 4	0 9	1 9 3 9

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] **Date** 9 - June 2005

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999



Please complete in typescript, or in bold black capitals.

CHWP000

RECEIVED 5 - JUL 2004

(AL)

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00713225

Company Name in full Hamworthy KSE Group Limited

	Day	Month	Year
Date of appointment	23	06	2004
†Date of Birth	17	11	1943

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary []

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc: CBE

Forename(s): Gordon Francis de Courcy

Surname: Page

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 []

†† Usual residential address: Avon Reach, The Close, Avon Castle

Post town: Ringwood Postcode: BH24 2BJ

County / Region: Hampshire Country: England

†Nationality: British †Business occupation: Company Chairman

†Other directorships (additional space overleaf): see overleaf

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 29-6-04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 25-6-04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Paul Crompton

Tel 01202 662699

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2


Company Number 00713225

† Directors only. †Other directorships

Cobham Plc

The Society of British Aerospace Companies Ltd

Dorset Chamber of Commerce & Industry

Chartered Management Institute

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 30470

Company Name in full Cobham plc

Appointment form

	Day	Month	Year
Date of appointment	01	03	2004
†Date of Birth	15	05	1942

Appointment as director: X as secretary: []

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR *Honours etc:

Forename(s): MARCUS DE LA POER

Surname: BERESFORD

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

††Usual residential address: SOUTH BOWOOD HOUSE, SOUTH BOWOOD

Post town: BRIDPORT Postcode: DT6 5JN

County / Region: DORSET Country: ENGLAND

†Nationality: BRITISH †Business occupation: NON EXEC DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 11/3/04

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate

Signed [signature] **Date** 11.3.04

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 30470

† Directors only.

† Other directorships

AGGREGATE INDUSTRIES (FORMERLY CAMAS PLC) (31/12/2000)

GKN PLC (31/12/2002)

RICARDO PLC

SPIRENT PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2005 NOV -8 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	22,260		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 22,260
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed JM POPE Date 11/8/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

																Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice		Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
001225912361	061100	5	0.836	0.586	MR	BRADNICK	BT	YH329592B	700	685.20	700	6 BRIGHTON WAY	SYMONDS GREEN	STEVENAGE	SG1 2JQ	BRIAN THOMAS	CELRAD
004829706463	141102	5	0.769	0.519	MR	BRADNICK	BT	YH329592B	330	253.77	330	6 BRIGHTON WAY	SYMONDS GREEN	STEVENAGE	SG1 2JQ	BRIAN THOMAS	CELRAD
001225806261	061100	7	0.836	0.586	MR	FIELDS	SW	NR346697C	2110	1,763.96	2110	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
001410748762	121101	7	0.84	0.59	MR	FIELDS	SW	NR346697C	4130	3,469.20	4130	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
004422486060	290999	7	0.691	0.441	MR	FIELDS	SW	NR346697C	2770	1,914.07	2770	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
004830114263	141102	3	0.769	0.519	MR	FIELDS	SW	NR346697C	860	661.34	860	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
001411801262	121101	3	0.84	0.59	MS	GRANT	AJ	YT173517D	400	336.00	400	65 NORSET ROAD	FAREHAM		PO15 6ST	ANGELA JEAN	FRHIT
004830145263	141102	3	0.769	0.519	MISS	RACKSTRAW	GL	JK973884A	860	661.34	860	6 WINDMILL ROAD	BLANDFORD FORUM		DT11 7HG	GEMMA LOUISE	FRL
004830928363	141102	3	0.769	0.519	MR	STRAFFORD	I	NE030560D	1600	1,230.40	1600	36 BLACKWATER MEWS	TOTTON	SOUTHAMPTON	SO40 2GL	IAN	FRA
005174479964	141103	3	0.939	0.689	MR	STRAFFORD	I	NE030560D	1290	1,211.31	1290	36 BLACKWATER MEWS	TOTTON	SOUTHAMPTON	SO40 2GL	IAN	FRASH
001410863762	121101	5	0.84	0.59	MR	YOUNG	RGS	ZY050823A	3940	3,309.60	3940	84 NORTHBOURNE AVENUE	BOURNEMOUTH		BH10 6DQ	ROY GERALD SEYMOUR	FRL
003889604069	301098	7	0.495	0.245	MR	YOUNG	RGS	ZY050823A	3270	1,618.65	3270	84 NORTHBOURNE AVENUE	BOURNEMOUTH		BH10 6DQ	ROY GERALD SEYMOUR	FRL
Totals									22260	17,014.84	22280						



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	07	2005	05	08	2005

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	55,600		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 2.5p, £,	180
UK Postcode		
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 2.5p, £,	44,920
UK Postcode		
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 2.5p, £,	10,500
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 5/8/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

Account Number	Grant Date	Term	Option Price	Share premium	Title	Surname	Initials	NINO	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Location
001411381962	121101	3	0.84	0.59	MR	ABREU	C	ZW730735C	7010	5888.40	4 GEORGIAN WAY	BOURNEMOUTH			BH10 7BX	FRA
001411149262	121101	5	0.84	0.59	MR	COGAN	ME	YP179321D	8320	6988.80	THE OLD POST OFFICE	FURZE HILL	FORDINGBRIDGE		SP6 2PS	FRA
004830476163	141102	5	0.77	0.52	MR	COGAN	ME	YP179321D	2310	1778.39	THE OLD POST OFFICE	FURZE HILL	FORDINGBRIDGE		SP6 2PS	FRA
005174526464	141103	3	0.94	0.69	MR	COGAN	ME	YP179321D	570	535.23	THE OLD POST OFFICE	FURZE HILL	FORDINGBRIDGE		SP6 2PS	FRA
001411483162	121101	3	0.84	0.59	MR	CRAGG	SJ	YS327338C	760	638.40	LINDISFARNE	2 LANE END CLOSE	SHINFIELD	READING	RG2 9AS	CEL
004422398860	290999	5	0.69	0.44	MR	DAVEY	N	YS181459B	3710	2563.61	HOLLACOTT	HOLLOCOMBE	CHULMLEIGH		EX18 7QE	HTE
001411030562	121101	3	0.84	0.59	MR	DAVIS	BC	YH387144B	3030	2545.20	98 MERRY OAK ROAD	SOUTHAMPTON			SO19 7QN	FRHIT
001411771762	121101	3	0.84	0.59	MR	FAIRBRASS	DP	YY050728D	1800	1512.00	22 TYNING PARK	CALNE			SN11 0QF	FRL
005175329164	141103	3	0.94	0.69	MR	HARDING	SK	NW908990C	1310	1230.09	59 GROVE ROAD	WIMBORNE			BH21 1BN	FRL
001411838162	121101	3	0.84	0.59	MR	MATHESON	N	YX565104A	1800	1512.00	3 MURDOCH PLACE	FORRES			IV36 1PE	FRKIN
004422915360	290999	5	0.69	0.44	MRS	PARKER	MA	ZY593445C	1850	1278.35	8 SCHOOL CLOSE	TARRANT GUNVILLE	BLANDFORD FORUM		DT11 8JL	ACE
004422981160	290999	5	0.69	0.44	MR	PRESTON	BC	YP694713D	870	601.17	2 WEST VIEW	MIDDLETON	PICKERING		YO18 8NT	SAL
004830618763	141102	3	0.77	0.52	MR	RICHARDSON	P	YZ114903D	2350	1807.15	36 JUNIPER CLOSE	CHINEHAM	BASINGSTOKE		RG24 8XH	FRA
001226212461	061100	7	0.84	0.59	MR	ROGERS	MN	NP833082B	2000	1672.00	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
001410631662	121101	7	0.84	0.59	MR	ROGERS	MN	NP833082B	3850	3234.00	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
004830621763	141102	7	0.77	0.52	MR	ROGERS	MN	NP833082B	1710	1314.99	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
005174567164	141103	3	0.94	0.69	MR	ROGERS	MN	NP833082B	820	769.98	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
008879188665	161104	3	1.08	0.83	MR	ROGERS	MN	NP833082B	90	96.84	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
001411022462	121101	3	0.84	0.59	MR	TAYLOR	NP	ZY081189C	760	638.40	3 MOORCROFT AVENUE	BURTON	CHRISTCHURCH		BH23 7HU	FRL
Totals									44920	36603.00						

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
001227172761	081100	5	0.84	0.59	MR	MACINTYRE	MR	PC070597B	3510	2934.36	29 FROBISHER AVENUE	POOLE		BH12 5AW	MALCOLM ROBERT	ACE
004829469363	141102	5	0.77	0.52	MR	MACINTYRE	MR	PC070597B	1360	1045.84	29 FROBISHER AVENUE	POOLE		BH12 5AW	MALCOLM ROBERT	CFS
005174096364	141103	3	0.94	0.69	MR	MACINTYRE	MR	PC070597B	1460	1370.94	29 FROBISHER AVENUE	POOLE		BH12 5AW	MALCOLM ROBERT	ACE
008870361865	161104	5	1.08	0.83	MR	MACINTYRE	MR	PC070597B	320	344.32	29 FROBISHER AVENUE	POOLE		BH12 5AW	MALCOLM ROBERT	CFS
001411903562	121101	3	0.84	0.59	MR	THOMSON	SJ	YL066647C	760	638.40	6 BROAD GREEN CLOSE	CHEVINGTON	BURY ST. EDMUNDS	IP29 5RN	STEPHEN JAMES	EURO
005175264364	141103	3	0.94	0.69	MR	UPCRAFT	RV	YA216918C	3090	2901.51	FLAT 12, ST. NICHOLAS COURT	90 BELLE VUE ROAD	BOURNEMOUTH	BH6 3EL	RICHARD VICTOR	FRL
Totals									10500	9235.37						

Schedule 1.1

Account Number	Grant Date	Term	Option Price	Share premium	Title	Surname	Initials	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Location
1411673762	121101	3	0.84	0.59	MR	WEBBER	R J	180	1512.00	FOUR WINDS	BALNAGEITH	FORRES	IV36 2SG	FRAS
Totals								180	1512.00					



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,093		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

AGT8U6TK
A41 COMPANIES HOUSE 0561 09/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	1,093
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29.7.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
																Schedule 1.1	
001410169162	121101	3	8.40	8.15	MRS	CHRISTIE	DL	YZ167037D	76	638.40	76	1222A CHRISTCHURCH ROAD	BOURNEMOUTH		BH7 6DY	DONNA LYNETTE	FRA
001226396161	061100	5	8.36	8.11	MR	LELLIOTT	CP	WK420718C	337	2,817.32	337	4 SETASIDE	PIDDLETRENTHIDE	DORCHESTER	DT2 7QW	CHRISTOPHER PAUL	FRL
001410875062	121101	5	8.40	8.15	MR	LELLIOTT	CP	WK420718C	393	3,301.20	393	4 SETASIDE	PIDDLETRENTHIDE	DORCHESTER	DT2 7QW	CHRISTOPHER PAUL	FRL
004830177063	141102	3	7.69	7.44	MR	LELLIOTT	CP	WK420718C	200	1,538.00	200	4 SETASIDE	PIDDLETRENTHIDE	DORCHESTER	DT2 7QW	CHRISTOPHER PAUL	FRL
005175216364	141103	3	9.39	9.14	MR	LELLIOTT	CP	WK420718C	87	816.93	87	4 SETASIDE	PIDDLETRENTHIDE	DORCHESTER	DT2 7QW	CHRISTOPHER PAUL	FRHWIM
Totals									1093	£9,111.85	1093						



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which ..hares were allotted *(.. shares were allotted on one date enter that date in the "from" box)*	3 0	0 6	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,693		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

.. the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	1,693
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J M POPE **Date** 30/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
003526887168	101197	7	6.91	6.66	MR	MACKIE	IB	YX118116B	1693	11698.63	1693	20 WESTLANDS	BRANSGORE	CHRISTCHURCH	DORSET	BH23 8BY	IAN BAIN	FRA
Totals									1693	11698.63	1693							



SALATA | K0220022 SOS.

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	20,115		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 459
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Class of shares allotted: Ordinary 25p	Number allotted: 12,838
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Class of shares allotted: Ordinary 25p	Number allotted: 6,818
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J Pope J M POPE Date 24/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Postcode	Forenames	Location
004422346560	290999	5	6.91	6.66	MR	CLAYTON	CP	YE111075C	459	3171.69	459	338 WEST WAY	BROADSTONE	BH18 9LF	CHRISTOPHER PAUL	FRA
Totals									459	3171.69	459					



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	17	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,038		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,038
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed JM POPE Date 17.6.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 8	0 6	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 25p		
Number allotted.	1,424		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 1,424
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form []

Signed JMPope Date 10/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870139965	161104	3	10.76	10.51	MR	FRENCH	WI	YY198268A	34	365.84	3 OAKFIELDS	EASTLEIGH		SO50 4RP	WAYNE	WDS
004422730460	290999	5	6.91	6.66	MR	KEMP	J	NW158092D	928	6412.48	40 TWYFORD WAY	CANFORD HEATH	POOLE	BH17 8SX	JASON	FRL
004829659963	141102	3	7.69	7.44	MR	POPEJOY	MEJ	ZT735881D	250	1922.50	118 NEW ROAD	MARLOW BOTTOM	MARLOW	SL7 3NW	MICHAEL ERIC JOHN	CEL
005174295864	141103	3	9.39	9.14	MR	POPEJOY	MEJ	ZT735881D	122	1145.58	118 NEW ROAD	MARLOW BOTTOM	MARLOW	SL7 3NW	MICHAEL ERIC JOHN	CEL
001411914062	121101	3	8.40	8.15	MR	WARD	JH	YS119520B	80	756.00	34 BARTRAM ROAD	TOTTON	SOUTHAMPTON	SO40 9JG	JOHN HUGH	FRA
Totals									1424	10602.40						

Richardson - Reed.



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 5	0 5	2 0 0 5	2 6	0 5	2 0 0 5

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	47,520		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HOGAN, PAUL ANTHONY Address: "BROOME", ABINGDON ROAD, TUBNEY, NR ABINGDON, OXON, ENGLAND UK Postcode OX13 5QQ	Class of shares allotted: Ordinary 25p	Number allotted: 1,784
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 1,030
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 25p	Number allotted: 43,178
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 1,528
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] J M POPE Date 26/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

																	Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001411221962	121101	5	8.40	8.15	MRS	HARRISON	PM	YL311451D	196	1646.40	196	49 MANCROFT AVENUE	FAREHAM			PO14 2DF	PAMELA MARY	FRHIT
004829325563	141102	5	7.69	7.44	MRS	HARRISON	PM	YL311451D	122	938.18	122	49 MANCROFT AVENUE	FAREHAM			PO14 2DF	PAMELA MARY	FRHIT
001410618962	121101	3	8.40	8.15	MR	QURBAN	MI	JP704932A	180	1512.00	180	43 CLARE ROAD	MAIDENHEAD			SL6 4DW	MOHAMMAD IMRAN	CEL
001411626562	121101	3	8.40	8.15	MR	SHARP	RM	NE846124C	180	1512.00	180	33 BALMORAL ROAD	FOREST LEA	COALVILLE	LEICESTER	LE67 4PE	RICHARD MICHAEL	CCL
001412060262	121101	3	8.40	8.15	MR	SIMMONS	IA	NE777698B	352	2956.80	352	35 COLDHARBOUR	UFFCULME	CULLOMPTON		EX15 3EE	IAN ANTHONY	HTE
Totals									1030	8565.38	1030							

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004829450263	141102	5	7.69	7.44	MR	CALVER	PD	WM764833D	459	3529.71	ORCHARD COTTAGE	ANSTY	DORCHESTER		DT2 7PN	PAUL DAVID	CFS
005174087464	141103	7	9.39	9.14	MR	CALVER	PD	WM764833D	107	1004.73	ORCHARD COTTAGE	ANSTY	DORCHESTER		DT2 7PN	PAUL DAVID	ACE
004422311260	290999	5	6.91	6.66	MR	CARTER	SM	WM480967C	185	1278.35	SPRING GROVE	1 THE COMMON	CHILD OKEFORD	BLANDFORD FORUM	DT11 8QY	STUART MICHAEL	FRL
001411957462	121101	3	8.40	8.15	MR	CHICK	AHM	YM269855B	425	3570.00	HAVERING	GIDDY GREEN	WAREHAM	DORSET	BH20 6HA	ALAN HOWARD MYLES	FRL
001411728862	121101	3	8.40	8.15	MR	CHIVERS	MR	NR178629B	352	2956.80	6 THE SAPLINGS	HOLBURY	SOUTHAMPTON		SO45 2QP	MARK RICHARD	FRHIT
Totals									1528	12339.59							





Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 0	0 5	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	25,755		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

...es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	25,755
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 23/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (...s were allotted on one date ...t date in the "from" box)	1 7	0 5	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 25p		
Number allotted	6,639		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

llotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsideration for which shares were allotted *(s information must be supported by duly stamped contract or by the duly ped particulars on Form 88(3) if the ract is not in writing)*	

npanies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

... and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ESPLIN-JONES, CHRISTOPHER JOHN	Class of shares allotted	Number allotted
Address: THE COTTAGE, HURSLEY, WINCHESTER, HANTS, ENGLAND	Ordinary 25p	1,906
UK Postcode S O 2 1 2 J W		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	4,733
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] JMPOPE Date 17/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,545		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

... and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	2,545
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
...me	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
...me	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] J M POPE. Date 16/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1 Summary 13.5.05		
No. of shares		Costs received
1336		10538.49
887		6987.39
322		2225.02
2545		19750.90

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001411536662	121101	3	8.4	8.15	MR	HICKS	D	NZ737970D	877	7366.80	MAPLES	MASSEYS LANE	EAST BOLDRE	BROCKENHURST	SO42 7WE	DAVID	FRHIT
004423276660	290999	5	6.91	6.66	MR	WILSON	BJ	YL333653A	459	3171.69	65 DORCHESTER ROAD	OAKDALE	POOLE		BH15 3QZ	BERTRAM JAMES	FRA
Totals									1336	10538.49							

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
001411798962	121101	3	8.4	MR	GOLDING	TJ	NS272930A	58	487.20	18 FAIRFIELD WAY	LINTON	CAMBRIDGE	CB1 6YP	TREVOR JOHN	EURO
004423173560	260999	5	6.91	MR	THORPE	TD	WE735201D	371	2563.61	31 HARNESS CLOSE	WIMBORNE		BH21 2UF	TREVOR DAVID	FRL
001411687762	121101	5	8.4	MR	WRIGHT	RE	YR351324D	196	1646.40	53 BEAUMONT RISE	FAREHAM		PO15 6HX	ROBERT E	FRHIT
004829448063	141102	3	7.69	MR	WRIGHT	RE	YR351324D	100	769.00	53 BEAUMONT RISE	FAREHAM		PO15 6HX	ROBERT E	FRHIT
005174707064	141103	3	9.39	MR	WRIGHT	RE	YR351324D	162	1521.18	53 BEAUMONT RISE	FAREHAM		PO15 6HX	ROBERT E	FRHIT
Totals								887	6987.39						

														Schedule 1.1		
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004422616260	290999	5	6.91	6.66	MR	HENSTRIDGE	R	NP966934A	322	2225.02	79 GREEN LANE	BOURNEMOUTH		BH10 5LE	ROBERT	FRA
Totals									322	2225.02						

GAKCH



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,933		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,933
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed J M POPE Date 22/4/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ
Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,555		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	1,555
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed JM POPE Date 21/4/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,

DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
003888358569	301098	7	4.95	4.70	MR	CHAPMAN	JE	ZX704862A	183	905.85	34 QUEENSWAY	KIRKBYMOORSIDE	YORK	YO62 6EB	JOHN EDWARD	SAL
003526913468	101197	7	6.91	6.66	MR	MISTRY	N	WL222809C	1128	7794.48	46 RENDELL STREET	LOUGHBOROUGH		LE11 1LL	NARESH	CCL
001411165462	121101	3	8.40	8.15	MR	WALLIS	KS	YX506629D	244	2049.60	13 WHITESTONE DRIVE	YORK		YO31 9HY	KEITH STANLEY	FRAT
Totals									1555	10749.93						



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	04	2005	21	04	2005

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	30,711		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	6,031
UK Postcode: E C 3 P 3 D B		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	9,507
UK Postcode: E C 3 P 3 D B		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	157,173
UK Postcode: E C 3 P 3 D B		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ J M POPE Date 21/4/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

SAYE

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	08	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,506		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	1,506
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J M POPE **Date** 8/4/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004830776063	141102	3	7.69	7.44	MR	ATKINSON	H	YA471044B	64	492.16	12 KELD HEAD ORCHARD	KIRKBYMOORSIDE	YORK	YO62 6EF	HOWARD	SAL
005175616964	141103	3	9.39	9.14	MR	ATKINSON	H	YA471044B	38	356.82	12 KELD HEAD ORCHARD	KIRKBYMOORSIDE	YORK	YO62 6EF	HOWARD	SAL
005174423364	141103	3	9.39	9.14	MR	BURGHER	WW	YH004605A	382	3586.98	6 CRANEMOOR CLOSE	CHRISTCHURCH		BH23 5AP	WALTER WILLIAM	FRA
001411124762	121101	3	8.4	8.15	MR	JONES	CB	JE104326C	266	2234.40	2 GLEBE STREET	LOUGHBOROUGH		LE11 1JR	COLIN BRIAN	CCL
001411304562	121101	3	8.4	8.15	MR	KENDRICK	K	YB363971B	352	2956.80	14 ST. VINCENTS CLOSE	COALVILLE		LE67 3DR	KENNETH	CCL
003526889868	101197	7	6.91	6.66	MR	MACPHERSON	JK	WA329832B	225	1554.75	56 GARSDALE CLOSE	BEAR CROSS	BOURNEMOUTH	BH11 9DN	JOHN KEITH	FRL
004830759063	141102	3	7.69	7.44	MR	METCALF	T	YM710946B	118	907.42	14 STATION ROAD	HELMSLEY	YORK	YO62 5BZ	TREVOR	SAL
005175602964	141103	3	9.39	9.14	MR	METCALF	T	YM710946B	61	572.79	14 STATION ROAD	HELMSLEY	YORK	YO62 5BZ	TREVOR	SAL
Totals									1506	12662.12						
	0															



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,692		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 1,692
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J M Pope **Date** 5/4/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411056962	STONARD, JY MRS	3 KINGSBERE GARDENS BH23 5BQ	180	1512.00	83543
3888920669	LEWORTHY, RG MR	TANGLEWOOD EX16 9PP	408	2019.60	83543
5174920064	LEWORTHY, RG MR	TANGLEWOOD EX16 9PP	28	262.92	83543
4830283163	LEWORTHY, RG MR	TANGLEWOOD EX16 9PP	48	369.12	83543
1412051362	RUSSELL, P MR	146 BOURNEMOUTH ROAD BH14 9HY	180	1512.00	83543
1412158762	WATSON, PJ MR	19 MALLORY CRESCENT PO16 7QH	180	1512.00	83543
4830727263	BARFOOT, BR MR	14 SPRUCE DRIVE SO19 6DU	376	2891.44	83543
5175041164	KITTERINGHAM, CW MR	PINEVIEW	113	1061.07	83543
4829759563	KITTERINGHAM, CW MR	PINEVIEW BH21 2DY	179	1376.51	83543

Closure Listing for COBHAM PLC | Closure Date 30-MAR-2005 | Page: 00001

Account No	Employee Details				Option Details			
004830727263	MR BR BARFOOT		Emp No19891	Open Date 010203	Opt Price	7.690000	Company Amt	2891.44
	BRIAN REGINALD		NI No ZT910404A	Grant Date 141102	Shares Exer	376	Cheque No	650963
	14 SPRUCE DRIVE			Term 3	Balance	2943.00	Ind Amount	110.62
	THORNHILL			Sub Amount 109.00	Interest	59.06	Cheque No	650970
	SOUTHAMPTON		Left Date 300904	Reason REDUND				
			Location FRHIT					
		SO19 6DU						
004829759563	MR CW KITTERINGHAM		Emp No4338	Open Date 010203	Opt Price	7.690000	Company Amt	1376.51
	CLIFFORD WILLIAM		NI No YH331255A	Grant Date 141102	Shares Exer	179	Cheque No	650963
	PINEVIEW			Term 3	Balance	1352.00	Ind Amount	3.66
	220 WIMBORNE ROAD WEST			Sub Amount 52.00	Interest	28.17	Cheque No	650972
	WIMBORNE		Left Date 300904	Reason REDUND				
			Location FRL					
		BH21 2DY						
005175041164	MR CW KITTERINGHAM		Emp No4338	Open Date 010204	Opt Price	9.390000	Company Amt	1061.07
	CLIFFORD WILLIAM		NI No YH331255A	Grant Date 141103	Shares Exer	113	Cheque No	650963
	PINEVIEW			Term 3	Balance	1064.00	Ind Amount	8.69
	220 WIMBORNE ROAD WEST			Sub Amount 76.00	Interest	5.76	Cheque No	650971
	WIMBORNE		Left Date 300904	Reason REDUND				
			Location FRHWIM					
		BH21 2DY						
)03888920669	MR RG LEWORTHY		Emp No	Open Date 010299	Opt Price	4.950000	Company Amt	2019.60
	RONALD GORDON		NI No YP374591C	Grant Date 301098	Shares Exer	408	Cheque No	650963
	TANGLEWOOD			Term 7	Balance	1957.50	Ind Amount	2.48
	10 EASTWICK BARTON			Sub Amount 29.00	Interest	64.58	Cheque No	650965
	NOMANSLAND		Left Date 151004	Reason REDUND				
	TIVERTON		Location HTE					
		EX16 9PP						
)04830283163	MR RG LEWORTHY		Emp No745	Open Date 010203	Opt Price	7.690000	Company Amt	369.12
	RONALD GORDON		NI No YP374591C	Grant Date 141102	Shares Exer	48	Cheque No	650963
	TANGLEWOOD			Term 3	Balance	364.00	Ind Amount	2.46
	10 EASTWICK BARTON			Sub Amount 14.00	Interest	7.58	Cheque No	650967
	NOMANSLAND		Left Date 151004	Reason REDUND				
	TIVERTON		Location HTE					
		EX16 9PP						

Closure Listing for COBHAM PLC | Closure Date 30-MAR-2005 |

Account No	Employee Details					Option Details			
005174920064	MR RG LEWORTHY		Emp No745	Open Date	010204	Opt Price	9.390000	Company Amt	262.92
	RONALD GORDON		NI No YP374591C	Grant Date	141103	Shares Exer	28	Cheque No	650963
	TANGLEWOOD			Term	3	Balance	266.00	Ind Amount	4.53
	10 EASTWICK BARTON			Sub Amount	19.00	Interest	1.45	Cheque No	650966
	NOMANSLAND		Left Date 151004	Reason	REDUND				
	TIVERTON		Location HTE						
		EX16 9PP							
001412051362	MR P RUSSELL		Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	PETER		NI No NP809911B	Grant Date	121101	Shares Exer	180	Cheque No	650963
	146 BOURNEMOUTH ROAD			Term	3	Balance	1520.00	Ind Amount	8.00
	PARKSTONE			Sub Amount	40.00	Interest	0.00	Cheque No	650968
	POOLE		Left Date 000000	Reason					
			Location FRL						
		BH14 9HY							
001411056962	MRS JY STONARD		Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	JANET YVONNE		NI No YH373791C	Grant Date	121101	Shares Exer	180	Cheque No	650963
	3 KINGSBERE GARDENS			Term	3	Balance	1520.00	Ind Amount	8.00
	HASLEMERE AVENUE			Sub Amount	40.00	Interest	0.00	Cheque No	650964
	HIGHCLIFFE		Left Date 000000	Reason					
	DORSET		Location FRA						
		BH23 5BQ							
001412158762	MR PJ WATSON		Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	PETER JOHN		NI No WM267383C	Grant Date	121101	Shares Exer	180	Cheque No	650963
	19 MALLORY CRESCENT			Term	3	Balance	1520.00	Ind Amount	8.00
	FAREHAM			Sub Amount	40.00	Interest	0.00	Cheque No	650969
			Left Date 000000	Reason					
			Location FRHIT						
		PO16 7QH							



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 4	0 4	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	68,455		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,038
UK Postcode EC3P 3DB		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	41,418
UK Postcode EC3P 3DB		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	10,804
UK Postcode EC3P 3DB		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	15,195
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed J M Pope Date 5/4/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
30	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	24,428		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,209
UK Postcode E C 3 P 3 D B		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	23,219
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 30/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange





Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,157		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,157
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 24/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,610		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,610
UK Postcode: EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] J M POPE Date 24/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange





Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	19,802		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	19,802
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] J M POPE Date 24/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 4	0 3	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,443		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 2,443
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 24/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

																Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
001411034862	121101	3	8.4	MR	BARKER	AJ	NW366833C	76	638.40	0	76	BENTWITCHEN BARN	SOUTH MOLTON	NORTH DEVON	EX36 3HA	ALAN JASON	HTE
004830729963	141102	3	7.69	MR	BARNES	LA	JB468572A	213	1637.97	0	213	21 BRANEWICK CLOSE	TITCHFIELD PARK	FAREHAM	PO15 5RS	LEE ANDREW	FRHIT
005174812364	141103	3	9.39	MR	BARNES	LA	JB468572A	47	441.33	0	47	21 BRANEWICK CLOSE	TITCHFIELD PARK	FAREHAM	PO15 5RS	LEE ANDREW	FRHIT
004829854063	141102	5	7.69	MR	BROCKETT	MT	YE651980B	431	3314.39	0	431	15 BRANDERS LANE	BOURNEMOUTH		BH6 4LL	MELVYN TREVOR	FRL
005175083764	141103	3	9.39	MR	BROCKETT	MT	YE651980B	143	1342.77	0	143	15 BRANDERS LANE	BOURNEMOUTH		BH6 4LL	MELVYN TREVOR	FRHWIM
001410552262	121101	3	8.4	MR	COWLEY	PA	WA012011B	877	7366.80	0	877	21 THETFORD GARDENS	CHANDLER'S FORD	EASTLEIGH	SO53 4RN	PAUL ANTHONY	FRHIT
004829456163	141102	3	7.69	MR	FUGH	R	NE781244C	47	361.43	0	47	25 WAVENEY GREEN	SOUTHAMPTON		SO16 9DB	ROLAND	CFS
001411383562	121101	3	8.4	MR	HAWKINS	CJ	JE180403D	144	1209.60	0	144	11 CLEEVES CLOSE	POOLE		BH12 4PL	COLIN JOHN	FRA
001412118862	121101	3	8.4	MR	LEFEVRE	IM	WE062522C	90	756.00	0	90	4 HUDDINGTON GLADE	YATELEY		GU46 6FG	IAN MICHAEL	CEL
001411215462	121101	3	8.4	MR	PAYNE	SG	JE802663D	58	487.20	0	58	16 CHANTRY CLOSE	FAVERDALE	DARLINGTON	DL3 0BG	STEVEN GEORGE	FRAT
001227254561	061100	5	8.36	MR	SINFIELD	DR	YW265005A	317	2650.12	0	317	POACHERS POCKET	KINGS NYMPTON	DEVON	EX37 9SS	DAVID RALPH	HTE
								2443	**20206.01**	**0**	**2443**						



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	7,561		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted Ordinary 25p	Number allotted 7,561
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] J M POPE. Date 21/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

TAYLOR
STEVENS

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	18	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	4,776		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	3,093
UK Postcode E C 3 P 3 D B		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,683
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed JM Pope Date 18/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,051		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 2,051
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed JM POPE Date 18/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premiu	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
001411719962	121101	3	8.40	8.15	MISS	BURNINGHAM	AE	NH046847A	217	1822.80	217	56 RODNEY DRIVE	MUDEFORD	CHRISTCHURCH	BH23 3JF	ANNE ELIZABETH	FRA
004422348160	290909	5	6.91	6.66	MR	CLEMAS	DJ	YX290890B	322	2225.02	322	23 PETERSHAM ROAD	POOLE		BH17 7DN	DAVID JONATHAN	FRL
004422390260	290999	5	6.91	6.66	MR	CROSS	SR	NS984253C	273	1886.43	273	70 RUSHCOMBE WAY	CORFE MULLEN	WIMBORNE	BH21 3QX	STEVEN ROGER	FRA
001411530202	121101	3	8.40	8.15	MR	HODGSON	D	JB540400A	352	2956.80	352	14 JUBILEE COURT	FAREHAM		PO14 1DD	DAVID	FRHT
001410998662	121101	5	8.40	8.15	MRS	MEDGETT	IJ	WK795124B	80	672.00	80	26 BROOK DRIVE	VERWOOD		BH31 6DH	ISABELLA JANE	FRL
004829810863	141102	5	7.69	7.44	MRS	MEDGETT	IJ	WK795124B	58	446.02	58	26 BROOK DRIVE	VERWOOD		BH31 6DH	ISABELLA JANE	FRL
004422859960	290999	5	6.91	6.66	MR	MORRISON	KJ	WL752816D	605	4180.55	605	62A WHARTONS LANE	ASHURST	SOUTHAMPTON	SO40 7EF	KENNETH JOHN	COD
001410725862	121101	3	8.40	8.15	MR	WARRENDER	A	YK466139C	144	1209.60	144	152 STENHOUSE STREET	COWDENBEATH		KY4 9DL	ALEXANDER	FRALMD
Totals									2051	15399.22	2051						



Please complete in typescript, or in bold black capitals
CHFP029



RECEIVED
2005 NOV -8

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2) Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,377		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	2,377
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] JM POPE Date 17/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	16	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,533		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted Ordinary 25p	Number allotted 2,533
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 18/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001410159462	121101	3	8.40	8.15	MR	BAKER	IR	WM913117C	479	4023.60	0	479	15 SEGSBURY GROVE	HARMANSWATER	BRACKNELL		RG12 0JL	IAN RICHARD	CEL
004422221360	290999	5	6.91	6.66	MR	BLAKE	P	YL424493C	459	3171.69	0	459	SILVERWOOD	9 JUPITER WAY	CORFE MULLEN	WIMBORNE	BH21 3XG	PHILIP	FRL
001410991962	121101	3	8.40	8.15	MR	LEVIEN	BH	YM336393C	126	1058.40	0	126	5 LITTLE DEWLANDS	VERWOOD	WIMBORNE	DORSET		BRIAN HOWARD	FRL
004829827363	141102	3	7.69	7.44	MR	LEVIEN	BH	YM336393C	138	1061.22	0	138	5 LITTLE DEWLANDS	VERWOOD	WIMBORNE	DORSET		BRIAN HOWARD	FRL
005175070564	141103	3	9.39	9.14	MR	LEVIEN	BH	YM336393C	142	1333.38	0	142	5 LITTLE DEWLANDS	VERWOOD	WIMBORNE	DORSET		BRIAN HOWARD	FRLWIM
003527379468	101197	7	6.91	6.66	MR	MCTIGHE-TROTT	GR	NB727028B	225	1554.75	0	225	27 GUNTHORPE ROAD	MARLOW			SL7 1UH	GRAHAM RONALD	CEL
004422831960	290999	5	6.91	6.66	MRS	MEDGETT	IJ	WK795124B	459	3171.69	0	459	28 BROOK DRIVE	VERWOOD			BH31 6DH	ISABELLA JANE	FRL
004422900560	290999	5	6.91	6.66	MR	OLDER	J	YM021770D	185	1278.35	0	185	9 CARRINGTON ROAD	HIGH WYCOMBE			HP12 3HY	JOHN	CEL
001412045962	121101	3	8.40	8.15	MR	PINE	E	YB765095B	212	1780.80	0	212	3 KENNEDY AVENUE	FAREHAM			PO15 6BH	EDWARD	FRLHT
001411614162	121101	3	8.40	8.15	MR	QUIGLEY	B	NM873665D	108	907.20	0	108	3 MULBERRY WALK	ELM GROVE PLACE	SALISBURY		SP1 1ND	BRYCE	FRL
Totals									2533	19341.08	0	2533							



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	14,723		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	8,906
UK Postcode: E C 3 P 3 D B		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	5,817
UK Postcode: E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JOHN POPE Date 17/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	1 4	0 3	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	6,296		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 6,296
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14.3.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	4,167		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 4,167
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE. Date 3/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Schedule 1.1 Forenames	Location
001411123962	121101	3	8.4	8.15	MR	BUTLER	NJ	WL741444A	877	7366.8	THREEWAYS	2 HONEY LANE	HURLEY	MAIDENHEAD	SL6 6RH	NICHOLAS JOHNATHON	CEL
004422498460	290999	5	6.91	6.66	MR	FORD	AG	NB762335D	928	6412.48	32 UPTON ROAD	POOLE			BH17 7AH	ANDREW GLENN	FRL
004422503460	290999	5	6.91	6.66	MR	FORSTER	R	ZX185424C	185	1278.35	21 NORTH ROAD	POOLE			BH14 0LT	RAYMOND	FRA
001411261862	121101	3	8.4	8.15	MR	FOSTER	DM	NE343940A	266	2234.4	28 CHARLECOTE DRIVE	CHANDLER'S FORD	EASTLEIGH		SO53 1SF	DAVID MARK	FRHIT
001411983362	121101	3	8.4	8.15	MISS	HOLLOWAY	LM	NP901226B	149	1251.6	17 BISHOP CLOSE	TALBOT VILLAGE	POOLE		BH12 5HT	LORRAINE MARIE	FRA
004422641360	290999	5	6.91	6.66	MISS	HOLLOWAY	LM	NP901226B	322	2225.02	17 BISHOP CLOSE	TALBOT VILLAGE	POOLE		BH12 5HT	LORRAINE MARIE	FRA
001411184062	121101	3	8.4	8.15	MR	JACKSON	PG	NW141669D	352	2956.8	14 HARBOUR VIEW CLOSE	POOLE			BH14 0PF	PHILIP	FRL
004830354463	141102	5	7.69	7.44	MR	PINCOMBE	NR	WL382904B	59	453.71	30 NORTH STREET	SOUTH MOLTON			EX36 3AW	NIGEL ROBERT	HTE
005174916264	141103	3	9.39	9.14	MR	PINCOMBE	NR	WL382904B	13	122.07	30 NORTH STREET	SOUTH MOLTON			EX36 3AW	NIGEL ROBERT	HTE
001227497161	061100	5	8.36	8.11	MR	PINCOMBE	NR	WL382904B	124	1036.64	30 NORTH STREET	SOUTH MOLTON			EX36 3AW	NIGEL ROBERT	HTE
001412044062	121101	5	8.4	8.15	MR	PINCOMBE	NR	WL382904B	90	756	30 NORTH STREET	SOUTH MOLTON			EX36 3AW	NIGEL ROBERT	HTE
001411644362	121101	3	8.4	8.15	MR	SONDH	GS	NA057359A	425	3570	44 WADHAM ROAD	NORTH END	PORTSMOUTH		PO2 9EE	GURMEET SINGH	FRHIT
001411650862	121101	3	8.4	8.15	MR	STEELE	AJ	WA390070D	180	1512	17 FORT FAREHAM ROAD	FAREHAM			PO14 1DG	ANDREW JAMES	FRL
004830778763	141102	3	7.69	7.44	MR	WARRINER	J	ZX483679B	62	476.78	CRACROFT	KELDHOLME	KIRKBYMOORSIDE	YORK	YO62 6LZ	JOHN	SAL
005175619364	141103	3	9.39	9.14	MR	WARRINER	J	ZX483679B	56	525.84	CRACROFT	KELDHOLME	KIRKBYMOORSIDE	YORK	YO62 6LZ	JOHN	SAL
001410492562	121101	5	8.4	8.15	MR	WARRINER	J	ZX483679B	79	663.6	CRACROFT	KELDHOLME	KIRKBYMOORSIDE	YORK	YO62 6LZ	JOHN	SAL
Totals									4167	32842.09							



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,035		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	2,035
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 25/2/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

AccountNumber	GrantDate	Term	Option Price	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001411698262	121101	5	8.40	MR	BAVERSTOCK	KD	NE778785A	181	1520.40	12 STALHAM ROAD	POOLE			BH12 2AJ	KARL DOUGLAS	FRL
004830103763	141102	5	7.69	MR	BAVERSTOCK	KD	NE778785A	89	684.41	12 STALHAM ROAD	POOLE			BH12 2AJ	KARL DOUGLAS	FRL
001411573062	121101	3	8.40	MR	MASTERS	RC	YX323199D	144	1209.60	FURZEBANK	VERWOOD ROAD	WOODLANDS	WIMBORNE	BH21 8LJ	RICHARD CHARLES	FRL
004422879360	290999	5	6.91	MR	NEWBON	JA	YK662627A	605	4180.55	10 BLAKE HILL AVENUE	LILLIPUT	POOLE		BH14 8QA	JOHN ALAN	FRL
001412055662	121101	3	8.40	MR	SANDERS	MA	NE181642D	352	2956.80	104 CLOVELLY ROAD	BIDEFORD			EX39 3DF	MARK ANTONY	HTE
005174081564	141103	5	9.39	MR	SKIPPER	M	YL322741A	24	225.36	AVONDALE	NETTLESTONE	SEAVIEW		PO34 5DZ	MICHAEL	ACE
001410198562	121101	3	8.40	MRS	SODEN	DL	NA165659D	212	1780.80	3 RICKETTS FARM	BULLOCKS FARM LANE	WHEELER END	HIGH WYCOMBE	HP14 3NH	DEBORAH LOUISE	CEL
003527557668	101197	7	6.91	MR	WILKINSON	CM	YH667990D	338	2335.58	STRANRAER	BOLTER END LANE	BOLTER END	HIGH WYCOMBE	HP14 3NB	COLIN MARK	CEL
001411683462	121101	3	8.40	MR	WILSON	FJ	YT315115A	90	756.00	ONE THE CROSS	SIXPENNY HANDLEY	SALISBURY	WILTSHIRE		FRANK JOHN	FRL
Totals								2035	15649.50							

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep
001411698262	121101	5	8.40	MR	BAVERSTOCK	KD	NE778785A	181	1520.40	181
004830103763	141102	5	7.69	MR	BAVERSTOCK	KD	NE778785A	89	684.41	89
001411573062	121101	3	8.40	MR	MASTERS	RC	YX323199D	144	1209.60	144
004422879360	290999	5	6.91	MR	NEWBON	JA	YK662627A	605	4180.55	605
001412055662	121101	3	8.40	MR	SANDERS	MA	NE181642D	352	2956.80	352
005174081564	141103	5	9.39	MR	SKIPPER	M	YL322741A	24	225.36	24
001410198562	121101	3	8.40	MRS	SODEN	DL	NA165659D	212	1780.80	212
003527557668	101197	7	6.91	MR	WILKINSON	CM	YH667990D	338	2335.58	338
001411683462	121101	3	8.40	MR	WILSON	FJ	YT315115A	90	756.00	90
Totals								**2035**	**15649.50**	**2035**

						Schedule 1.1	
Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
12 STALHAM ROAD	POOLE				BH12 2AJ	KARL DOUGLAS	FRL
12 STALHAM ROAD	POOLE				BH12 2AJ	KARL DOUGLAS	FRL
FURZEBANK	VERWOOD ROAD	WOODLANDS	WIMBORNE		BH21 8LJ	RICHARD CHARLES	FRL
10 BLAKE HILL AVENUE	LILLIPUT	POOLE			BH14 8QA	JOHN ALAN	FRL
104 CLOVELLY ROAD	BIDEFORD				EX39 3DF	MARK ANTONY	HTE
AVONDALE	NETTLESTONE	SEAVIEW			PO34 5DZ	MICHAEL	ACE
3 RICKETTS FARM	BULLOCKS FARM LANE	WHEELER END	HIGH WYCOMBE		HP14 3NH	DEBORAH LOUISE	CEL
STRANRAER	BOLTER END LANE	BOLTER END	HIGH WYCOMBE		HP14 3NB	COLIN MARK	CEL
ONE THE CROSS	SIXPENNY HANDLEY	SALISBURY	WILTSHIRE			FRANK JOHN	FRL



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	8,083		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 7,932
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 151
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24-2-2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure Listing for COBHAM PLC | Closure Date 16-FEB-2005 |

Account No	Employee Details		Option Details		
005175238464	PR JA GUY JAMIE 18 HINTON CLOSE BLANDFORD FORUM DT11 7RS	Emp No7324 NI No JM156834C Left Date 030904 Location FRHWIM	Open Date 010204 Grant Date 141103 Term 7 Sub Amount 48.00 Reason DECESD	Opt Price 9.390000 Shares Exer 40 Balance 384.00 Interest 0.00	Company Amt 375.60 Cheque No 642784 Ind Amount 8.40 Cheque No 642785
005174407164	PR D BIRKETT 21 CANONS CLOSE THETFORD IP24 3PW	EMPNO NI NO ZY589596C LEADATE 171104 LOCATION EURO	OPENDATE010204 GRANTDATE141103 TERM 3 SUBAMOUNT 95 REASON DECESD	OPT PRICE 9.39 SHARES EX 111 BALANCE 1045.00 INTEREST 0.00	COMPANY AMT 1042.29 CHEQUE NO 454862 IND AMOUNT 2.71 CHEQUE NO 454863

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Spouse Shares Sold	Spouse Shares Keep	Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
001411425462	121101	3	8.40	MR	ALEXANDER	KP	YR610702C	108	907.20	108	0	0	58 SUNNINGHILL DRIVE	NOTTINGHAM				NG11 6FL	KEITH PATRICK	CEL
001411702462	121101	3	8.40	MR	BIDDLECOMBE	N	YT198979C	298	2503.20	298	0	0	43 WYNTON WAY	FAREHAM				PO15 0NR	NEIL	FRHIT
001410441062	121101	3	8.40	MRS	COX	SE	JB102400A	58	487.20	58	0	0	75 LEICESTER ROAD	SHEPSHED	LEICESTER			LE12 9DF	SARAH ELIZABETH	CEL
003526721260	101197	7	6.91	MR	DENNIS	W	NA224361B	225	1554.75	225	0	0	24 LASCELLES AVENUE	BYERELY PARK	NEWTON AYCLIFFE	DURHAM		DL5 7HP	WAYNE	FRA
004422422460	290999	5	6.91	MR	DHILLON	GS	YZ057604D	1074	7421.34	1074	0	0	12 GREIG DRIVE	BARNSTAPLE				EX32 0AG	GORDON SINGH	HTE
001411749062	121101	3	8.40	MR	DINER	MJ	NP888389C	40	336.00	40	0	0	25 KENNEDY CLOSE	PORTSMOUTH	HANTS			PO7 5NY	MARCEL JASON	FRHIT
003527248060	101197	7	6.91	MR	DUPLOCK	S	WL829722D	225	1554.75	225	0	0	41 GLENHAM ROAD	THAME				OX9 3WD	STEPHEN	CEL
001411053462	121101	3	8.40	MR	FRAMPTON	W	JE860217B	180	1512.00	180	0	0	35 GREYSHOTT AVENUE	FAREHAM				PO14 3AS	WAYNE	FRHIT
001411611062	121101	3	8.40	MR	GARDNER	D	YZ890112C	352	2956.80	352	0	0	6 LINTZ TERRACE	BURNOPFIELD	NEWCASTLE UPON TYNE			NE16 6JN	DAVID	FRAT
001411531562	121101	3	8.40	MR	HEAP	E	BT203956C	352	2956.80	352	0	0	ROKEBY HOUSE	GRETA BRIDGE	BARNARD CASTLE			DL12 9SE	ERIC	FRAT
001411400962	121101	3	8.40	MR	HOWARD	DG	WB003266D	108	907.20	108	0	0	1 ACRE PIECE	HITCHIN				SG4 0HJ	DAVID GEORGE	CELRAD
004422743660	290999	5	6.91	MR	KINGMAN	DF	YS456387A	1103	7621.73	1103	0	0	37 THE THATCHED COTTAGE	SPETISBURY	BLANDFORD	DORSET		DT11 9DT	DAVID FRANCIS	FRL
001412024662	121101	3	8.40	MR	NORTHCOTT	PS	JP703947D	76	638.40	76	0	0	44 BROOK MEADOW	SOUTH MOLTON				EX36 4BN	PAUL STUART	HTE
001411061662	121101	3	8.40	MR	PORTON	DA	NY235027C	180	1512.00	180	0	0	64 REDWOOD CLOSE	SOUTH OXHEY	WATFORD			WD19 6SE	DAVID ANDREW	CEL
001410456962	121101	3	8.40	MR	RICHARDSON	P	YZ114803D	266	2234.40	266	0	0	39 JUNIPER CLOSE	CHINEHAM	BASINGSTOKE			RG24 0XH	PETER	FRA
004423020860	290999	5	6.91	MR	RILEY	PJ	WE663595D	1064	7352.24	1064	0	0	CENTRAL HOUSE	NEWSHAM	RICHMOND			DL11 7RD	PETER JOHN	FRA
001411635462	121101	3	8.40	MR	SINCLAIR	AM	NE986988C	352	2956.80	352	0	0	77 RED BARN LANE	FAREHAM				PO15 6HD	ANDREW MARTIN	MICRO
001411363062	121101	3	8.40	MR	SMITH	K	NB084110C	76	638.40	76	0	0	620 ASHLEY ROAD	POOLE				BH14 0AW	KEVIN	FRL
001411649462	121101	3	8.40	MR	STAGG	DJ	YT104216D	529	4443.60	529	0	0	22 FERNLEA WAY	THE SYLVANS	DIBDEN PURLIEU	HAMPSHIRE			DUDLEY JOHN	FRL
001411251062	121101	3	8.40	MR	TIMMS	SE	NP427631D	633	5317.20	633	0	0	7 PORTWAY DRIVE	HIGH WYCOMBE				HP12 4AU	STEPHEN ELIOT	CEL
001412153662	121101	3	8.40	MR	TURNER	MJ	NA323554A	180	1512.00	180	0	0	39 BURY CRESCENT	GOSPORT				PO12 3TZ	MARK JOHN	FRHIT
004423206360	290999	5	6.91	MR	WOODLEY	KJ	YL018200D	273	1886.43	273	0	0	18 HONOR ROAD	PRESTWOOD	GREAT MISSENDEN			HP16 0NJ	KENNETH JOHN	FRL
001410909762	121101	3	8.40	MR	WOODS	SP	NB912516B	180	1512.00	180	0	0	6 BRENDON ROAD	FAREHAM				PO14 1SB	STEPHEN PAUL	FRHIT
Totals								7932	60722.44	7932	0	0								

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411702462	BIDDLECOMBE, N MR	43 WYNTON WAY PO15 6NR	298	2503.20	82313
4422422460	DHILLON, GS MR	12 GREIG DRIVE EX32 8AG	1074	7421.34	82313
1411053462	FRAMPTON, W MR	35 GREYSHOTT AVENUE PO14 3AS	180	1512.00	82313
1411861662	PORTON, DA MR	64 REDWOOD CLOSE WD19 6SE	180	1512.00	82313
1411649462	STAGG, DJ MR	22 FERNLEA WAY	529	4443.60	82313
3526721268	DENNIS, W MR	24 LASCELLES AVENUE DL5 7HP	225	1554.75	82313
1412024662	NORTHCOTT, PS MR	44 BROOK MEADOW EX36 4BN	76	638.40	82313
1410441062	COX, SE MRS	75 LEICESTER ROAD LE12 9DF	58	487.20	82313
1411749062	DINER, MJ MR	25 KENNEDY CLOSE PO7 5NY	40	336.00	82313
1411511062	GARDNER, D MR	6 LINTZ TERRACE NE16 6JN	352	2956.80	82313
1411400962	HOWARD, DG MR	1 ACRE PIECE SG4 9HJ	108	907.20	82313
4423020860	RILEY, PJ MR	CENTRAL HOUSE DL11 7RD	1064	7352.24	82313
1411635462	SINCLAIR, AM MR	77 RED BARN LANE PO15 6HD	352	2956.80	82313
1411251062	TIMMS, SE MR	7 PORTWAY DRIVE HP12 4AU	633	5317.20	82313
4423286360	WOODLEY, KJ MR	18 HONOR ROAD HP16 0NJ	273	1886.43	82313
1410989762	WOODS, SP MR	6 BRENDON ROAD PO14 1SB	180	1512.00	82313
4422743660	KINGMAN, DF MR	37 THE THATCHED COTTAGE DT11 9	1103	7621.73	82313
1411425462	ALEXANDER, KP MR	58 SUNNINGHILL DRIVE NG11 8FL	108	907.20	82313
1411531562	HEAP, E MR	ROKEBY HOUSE DL12 9SE	352	2956.80	82313
1412153662	TURNER, MJ MR	39 BURY CRESCENT PO12 3TZ	180	1512.00	82313
1410456962	RICHARDSON, P MR	36 JUNIPER CLOSE RG24 8XH	266	2234.40	82313
3527248868	DUPLOCK, S MR	41 GLENHAM ROAD OX9 3WD	225	1554.75	82313
1411363062	SMITH, K MR	620 ASHLEY ROAD BH14 0AW	76	638.40	82313

Account No	Employee Details				Option Details			
001411425462	MR KP ALEXANDER		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	907.20
	KEITH PATRICK		NI No YR610702C	Grant Date 121101	Shares Exer	108	Cheque No	643317
	58 SUNNINGHILL DRIVE			Term 3	Balance	912.00	Ind Amount	4.80
	NOTTINGHAM			Sub Amount 24.00	Interest	0.00	Cheque No	643335
			Left Date 000000	Reason				
			Location CCL					
		NG11 8FL						
001411702462	MR N BIDDLECOMBE		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	2503.20
	NEIL		NI No YT198979C	Grant Date 121101	Shares Exer	298	Cheque No	643317
	43 WYNTON WAY			Term 3	Balance	2508.00	Ind Amount	4.80
	FAREHAM			Sub Amount 66.00	Interest	0.00	Cheque No	643318
			Left Date 000000	Reason				
			Location FRHIT					
		PO15 6NR						
001410441062	MRS SE COX		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	487.20
	SARAH ELIZABETH		NI No JB102400A	Grant Date 121101	Shares Exer	58	Cheque No	643317
	75 LEICESTER ROAD			Term 3	Balance	494.00	Ind Amount	6.80
	SHEPSHED			Sub Amount 13.00	Interest	0.00	Cheque No	643325
	LEICESTER		Left Date 000000	Reason				
			Location CCL					
		LE12 9DF						
003526721268	MR W DENNIS		Emp No	Open Date 010298	Opt Price	6.910000	Company Amt	1554.75
	WAYNE		NI No NA224361B	Grant Date 101197	Shares Exer	225	Cheque No	643317
	24 LASCELLES AVENUE			Term 7	Balance	1560.00	Ind Amount	5.25
	BYERELY PARK			Sub Amount 20.00	Interest	0.00	Cheque No	643323
	NEWTON AYCLIFFE		Left Date 000000	Reason				
	DURHAM		Location FRA					
		DL5 7HP						
004422422460	MR GS DHILLON		Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	7421.34
	GORDON SINGH		NI No YZ057604D	Grant Date 290999	Shares Exer	1074	Cheque No	643317
	12 GREIG DRIVE			Term 5	Balance	7425.00	Ind Amount	3.66
	BARNSTAPLE			Sub Amount 110.00	Interest	0.00	Cheque No	643319
			Left Date 000000	Reason				
			Location HTE					
		EX32 8AG						

Account No	Employee Details			Option Details					
001411749062	MR MJ DINER	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	336.00
	MARCEL JASON	NI No	NP888389C	Grant Date	121101	Shares Exer	40	Cheque No	643317
	25 KENNEDY CLOSE			Term	3	Balance	342.00	Ind Amount	6.00
	PORTSMOUTH			Sub Amount	9.00	Interest	0.00	Cheque No	643326
	HANTS	Left Date	000000	Reason					
		Location	FRHIT						
	PO7 5NY								
003527248868	MR S DUPLOCK	Emp No		Open Date	010298	Opt Price	6.910000	Company Amt	1554.75
	STEPHEN	NI No	WL829722D	Grant Date	101197	Shares Exer	225	Cheque No	643317
	41 GLENHAM ROAD			Term	7	Balance	1560.00	Ind Amount	5.25
	THAME			Sub Amount	20.00	Interest	0.00	Cheque No	643339
		Left Date	000000	Reason					
		Location	CEL						
	OX9 3WD								
001411053462	MR W FRAMPTON	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	WAYNE	NI No	JE860217B	Grant Date	121101	Shares Exer	180	Cheque No	643317
	35 GREYSHOTT AVENUE			Term	3	Balance	1520.00	Ind Amount	8.00
	FAREHAM			Sub Amount	40.00	Interest	0.00	Cheque No	643320
		Left Date	311004	Reason	REDUND				
		Location	FRHIT						
	PO14 3AS								
001411511062	MR D GARDNER	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	2956.80
	DAVID	NI No	YZ890112C	Grant Date	121101	Shares Exer	352	Cheque No	643317
	6 LINTZ TERRACE			Term	3	Balance	2964.00	Ind Amount	7.20
	BURNOPFIELD			Sub Amount	78.00	Interest	0.00	Cheque No	643327
	NEWCASTLE UPON TYNE	Left Date	000000	Reason					
		Location	FRAT						
	NE16 6JN								
001411531562	MR E HEAP	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	2956.80
	ERIC	NI No	BT203956C	Grant Date	121101	Shares Exer	352	Cheque No	643317
	ROKEBY HOUSE			Term	3	Balance	2964.00	Ind Amount	7.20
	GRETA BRIDGE			Sub Amount	78.00	Interest	0.00	Cheque No	643336
	BARNARD CASTLE	Left Date	000000	Reason					
		Location	FRAT						
	DL12 9SE								

Account No	Employee Details		Employee	Closure	Option Details			
001411400962	MR DG HOWARD		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	907.20
	DAVID GEORGE		NI No WB003266D	Grant Date 121101	Shares Exer	108	Cheque No	643317
	1 ACRE PIECE			Term 3	Balance	912.00	Ind Amount	4.80
	HITCHIN			Sub Amount 24.00	Interest	0.00	Cheque No	643328
			Left Date 000000	Reason				
			Location CELRAD					
		SG4 9HJ						
004422743660	MR DF KINGMAN		Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	7621.73
	DAVID FRANCIS		NI No YS456367A	Grant Date 290999	Shares Exer	1103	Cheque No	643317
	37 THE THATCHED COTTAGE			Term 5	Balance	7627.50	Ind Amount	5.77
	SPETISBURY			Sub Amount 113.00	Interest	0.00	Cheque No	643334
	BLANDFORD		Left Date 000000	Reason				
	DORSET		Location FRL					
		DT11 9DT						
001412024662	MR PS NORTHCOTT		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	638.40
	PAUL STUART		NI No JP703947D	Grant Date 121101	Shares Exer	76	Cheque No	643317
	44 BROOK MEADOW			Term 3	Balance	646.00	Ind Amount	7.60
	SOUTH MOLTON			Sub Amount 17.00	Interest	0.00	Cheque No	643324
			Left Date 000000	Reason				
			Location HTE					
		EX36 4BN						
001411861662	MR DA PORTON		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	DAVID ANDREW		NI No NY235027C	Grant Date 121101	Shares Exer	180	Cheque No	643317
	64 REDWOOD CLOSE			Term 3	Balance	1520.00	Ind Amount	8.00
	SOUTH OXHEY			Sub Amount 40.00	Interest	0.00	Cheque No	643321
	WATFORD		Left Date 000000	Reason				
			Location CEL					
		WD19 6SE						
001410456962	MR P RICHARDSON		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	2234.40
	PETER		NI No YZ114903D	Grant Date 121101	Shares Exer	266	Cheque No	643317
	36 JUNIPER CLOSE			Term 3	Balance	2242.00	Ind Amount	7.60
	CHINEHAM			Sub Amount 59.00	Interest	0.00	Cheque No	643338
	BASINGSTOKE		Left Date 010105	Reason OTHEXR				
			Location FRA					
		RG24 8XH						

Closure Listing for COBHAM PLC | Closure Date 21-FEB-2005 | Page: 00004

Account No	Employee Details					Option Details			
004423020860	MR PJ RILEY	Emp No		Open Date	010200	Opt Price	6.910000	Company Amt	7352.24
	PETER JOHN	NI No	WE663595D	Grant Date	290999	Shares Exer	1064	Cheque No	643317
	CENTRAL HOUSE			Term	5	Balance	7357.50	Ind Amount	5.26
	NEWSHAM			Sub Amount	109.00	Interest	0.00	Cheque No	643329
	RICHMOND	Left Date	000000	Reason					
		Location	FRA						
	DL11 7RD								
001411635462	MR AM SINCLAIR	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	2956.80
	ANDREW MARTIN	NI No	NE986988C	Grant Date	121101	Shares Exer	352	Cheque No	643317
	77 RED BARN LANE			Term	3	Balance	2964.00	Ind Amount	7.20
	FAREHAM			Sub Amount	78.00	Interest	0.00	Cheque No	643330
		Left Date	000000	Reason					
		Location	MICRO						
	PO15 6HD								
001411363062	MR K SMITH	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	638.40
	KEVIN	NI No	NB084110C	Grant Date	121101	Shares Exer	76	Cheque No	643317
	620 ASHLEY ROAD			Term	3	Balance	646.00	Ind Amount	7.60
	POOLE			Sub Amount	17.00	Interest	0.00	Cheque No	643340
		Left Date	000000	Reason					
		Location	FRL						
	BH14 0AW								
001411649462	MR DJ STAGG	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	4443.60
	DUDLEY JOHN	NI No	YT104215D	Grant Date	121101	Shares Exer	529	Cheque No	643317
	22 FERNLEA WAY			Term	3	Balance	4446.00	Ind Amount	2.40
	THE SYLVANS			Sub Amount	117.00	Interest	0.00	Cheque No	000000
	DIBDEN PURLIEU	Left Date	000000	Reason					
	HAMPSHIRE	Location	FRL						
001411251062	MR SE TIMMS	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	5317.20
	STEPHEN ELIOT	NI No	NP427631D	Grant Date	121101	Shares Exer	633	Cheque No	643317
	7 PORTWAY DRIVE			Term	3	Balance	5320.00	Ind Amount	2.80
	HIGH WYCOMBE			Sub Amount	140.00	Interest	0.00	Cheque No	000000
		Left Date	000000	Reason					
		Location	CEL						
	HP12 4AU								

Account No	Employee Details				Option Details			
001412153662	MR MJ TURNER	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	MARK JOHN	NI No NA323554A	Grant Date	121101	Shares Exer	180	Cheque No	643317
	39 BURY CRESCENT		Term	3	Balance	1520.00	Ind Amount	8.00
	GOSPORT		Sub Amount	40.00	Interest	0.00	Cheque No	643337
		Left Date 000000	Reason					
		Location FRHIT						
	PO12 3TZ							
004423286360	MR KJ WOODLEY	Emp No	Open Date	010200	Opt Price	6.910000	Company Amt	1886.43
	KENNETH JOHN	NI No YL018200D	Grant Date	290999	Shares Exer	273	Cheque No	643317
	18 HONOR ROAD		Term	5	Balance	1890.00	Ind Amount	3.57
	PRESTWOOD		Sub Amount	28.00	Interest	0.00	Cheque No	643332
	GREAT MISSENDEN	Left Date 000000	Reason					
		Location FRL						
	HP16 0NJ							
001410989762	MR SP WOODS	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	STEPHEN PAUL	NI No NB912516B	Grant Date	121101	Shares Exer	180	Cheque No	643317
	6 BRENDON ROAD		Term	3	Balance	1520.00	Ind Amount	8.00
	FAREHAM		Sub Amount	40.00	Interest	0.00	Cheque No	643333
		Left Date 000000	Reason					
		Location FRHIT						
	PO14 1SB							



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	20,483		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 20,483
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 16.12.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1
001411693162	121101	3	8.4	MR	ADAMS	DA	WM842100D	180	1512.00	180	13 KINGS ROAD
001410155162	121101	3	8.4	MR	ALLCROFT	AHJ	JB127211D	180	1512.00	180	38 CHURCHILL CLOSE
004422117960	290999	5	6.91	MR	ALLEN	BG	YH121255A	556	3841.96	556	65 SPINNEY HILL DRIVE
001412164162	121101	3	8.4	MS	ANSELL	HM	YB505550D	212	1780.80	212	17 BEAUMONT RISE
004422128460	290999	5	6.91	MR	ARENAS	JV	WB137665C	556	3841.96	556	6 HAWORTH CLOSE
001411444062	121101	3	8.4	MR	BOND	SA	YE533407B	180	1512.00	180	10 BURITON CLOSE
001411280462	121101	3	8.4	MR	BRAMLEY	SP	JC245771D	90	756.00	90	54 RING FENCE
001411955862	121101	3	8.4	MR	BURCHELL	DC	YL416266C	180	1512.00	180	36 MILBURY CRESCENT
004422331760	290999	5	6.91	MR	CHIRGWIN	G	YB533580A	742	5127.22	742	14 MASEFIELD AVENUE
001411738562	121101	3	8.4	MR	COURT	A	NP666733A	180	1512.00	180	29 KINGFISHER DRIVE
001411747462	121101	3	8.4	MISS	DEAN	AM	NM176947B	180	1512.00	180	78 PARKWAY DRIVE
001411347962	121101	3	8.4	MR	DIBDEN	TL	ZY109616D	180	1512.00	180	1 RYAN CLOSE
003526722068	101197	7	6.91	MR	DIBDEN	TL	ZY109616D	1128	7794.48	1128	1 RYAN CLOSE
001410790862	121101	3	8.4	MR	FRANCIS	DW	NB036990C	76	638.40	76	10 CENTURIAN WAY
001411272362	121101	3	8.4	MR	GISBORNE	MC	NA969922A	108	907.20	108	4 PERTH ROAD
001411797062	121101	3	8.4	MR	GODWIN	PP	ZY668745D	180	1512.00	180	56 CROWTHER CLOSE
001411302962	121101	3	8.4	MR	GRINDEY	SJ	NH832440A	90	756.00	90	51 UPMILL CLOSE
004422568960	290999	5	6.91	MR	GRINDEY	SJ	NH832440A	234	1616.94	234	51 UPMILL CLOSE
001411098462	121101	3	8.4	MISS	HEADON	AD	YW307225D	180	1512.00	180	MOUNT PLEASANT
001411535862	121101	3	8.4	MR	HICKFORD	P	YZ067116B	40	336.00	40	87 HALSTOCK CRESCENT
004422625160	290999	5	6.91	MR	HICKFORD	P	YZ067116B	87	601.17	87	87 HALSTOCK CRESCENT
001411816062	121101	3	8.4	MR	HIGGINS	J	YR232076D	352	2956.80	352	6 MARKS ROAD
004422662660	290999	5	6.91	MR	HUGHES	A	YM012842D	459	3171.69	459	SHALOM
001411989262	121101	3	8.4	MR	HUXTABLE (PETER)	PJ	WL526530B	180	1512.00	180	6 ARCHIPARK
001411541262	121101	3	8.4	MR	IRESON	DJF	WK675153B	108	907.20	108	46 CHARBOROUGH CLOSE
004422692860	290999	5	6.91	MRS	JEMMISON	CM	NE670703C	273	1886.43	273	7 HALTER RISE
004422693660	290999	5	6.91	MR	JEMMISON	GJ	WL526485B	371	2563.61	371	7 HALTER RISE
004422718560	290999	5	6.91	MR	JORDAN-GILL	MF	JL802329B	654	4519.14	654	3 SPICER LANE
001410919662	121101	3	8.4	MR	JOY	AK	JS377119D	212	1780.80	212	FLAT 1, 211-213 SEABOURNE ROAD
001411061562	121101	3	8.4	MR	KEEN	TJ	NE827919C	877	7366.80	877	56 GOSLING GROVE
001411559562	121101	3	8.4	BRG	KINGHAM	MA	WM727970A	180	1512.00	180	33 WILD ROSE CRESCENT
001411223562	121101	3	8.4	MR	LAWES	RC	YR085244D	529	4443.60	529	46 HILL PARK ROAD
001411834962	121101	3	8.4	MR	MACE	SR	YS183083D	108	907.20	108	7 SPRING VALE
003527384068	101197	7	6.91	MRS	MILLIN	M	YW935863A	282	1948.62	282	97 PILFORD HEATH ROAD
003527387568	101197	7	6.91	MR	MILLIN	MJ	TW022605A	282	1948.62	282	97 PILFORD HEATH ROAD
001411575762	121101	3	8.4	MR	MILLS	PC	NS262502B	144	1209.60	144	46 JUNIPER WAY
004422894760	290999	5	6.91	MR	O'CONNELL	DE	YL143449B	156	1077.96	156	10 ENCOMBE ROAD
001411602862	121101	3	8.4	MR	PASSLER	MR	PB378376A	529	4443.60	529	28 GANDON VALE
001412043262	121101	3	8.4	MR	PINCOMBE	IJ	NX693489A	180	1512.00	180	4 GLEBELANDS
001410605762	121101	3	8.4	MR	PRESDEE	DC	NH341020B	126	1058.40	126	89 GARSTONS CLOSE
004422986260	290999	5	6.91	MR	PULLAN	MGA	YX238693D	1523	10523.93	1523	32 THISTLEBARROW ROAD
001410956062	121101	3	8.4	MR	RICHARDS	GP	NR500586D	316	2654.40	316	126 WARBURTON ROAD
004423051860	290999	5	6.91	MR	SARGEANT	EC	WL804073C	2324	16058.84	2324	STONE COTTAGE
001411222762	121101	3	8.4	MR	SCULLEY	DJ	YX230661D	162	1360.80	162	5 ROUGHGROVE COPSE
001411876462	121101	3	8.4	MR	SEARLE	S	WM719221A	425	3570.00	425	40 ROCKLEY ROAD
004423063160	290999	5	6.91	MR	SEARLE	S	WM719221A	928	6412.48	928	40 ROCKLEY ROAD
001411631162	121101	3	8.4	MR	SHERGOLD	CG	YE665496A	144	1209.60	144	3 REGAL CLOSE
001412140462	121101	3	8.4	MR	SIMPKINS	ME	YB654926D	90	756.00	90	14 EAST STREET
001411134462	121101	3	8.4	MR	SLATER	AK	YE571433C	877	7366.80	877	58 REMPSTONE ROAD

003527646768	101197	7	6.91	MR	SWEETING	J	YS565701A	225	1554.75	225	5 SHETLAND VIEW
004423166260	290999	5	6.91	MR	THOMAS	PF	NB337372D	185	1278.35	185	AVALON
001411907862	121101	3	8.4	MR	TILLEY	A	WL659105A	144	1209.60	144	39 QUEEN STREET
004423213860	290999	5	6.91	MR	WALES	JJ	YW410058A	322	2225.02	322	12 RAILWAY DRIVE
001410727462	121101	3	8.4	MISS	WATSON	FD	NP890418D	352	2956.80	352	10 BUNTING ROAD
001410494162	121101	3	8.4	MR	WELLS	SL	WK795030A	285	2394.00	285	48 CUTLERS PLACE
001410502662	121101	3	8.4	MR	WILLIAMS	D	NB987554D	76	638.40	76	89 POPLAR ROAD
001411684262	121101	3	8.4	MR	WITCHER	C	JE704871D	294	2469.60	294	FLAT 15
001411690762	121101	3	8.4	MR	WYLIE	J	NR601280D	180	1512.00	180	12 ROYAL GEORGE DRIVE
001412159562	121101	3	8.4	MRS	YOUNG	T	YY804055C	90	756.00	90	MILL CHASE
Totals								**20483**	**155239.57**	**20483**	

Address2	Address3	Address4	Postcode	Forenames	Location
BLANDFORD FORUM			DT11 7LD	DARRELL ANDREW	FRL
STURMINSTER MARSHALL	WIMBORNE		BH21 4BH	ALISTAIR HENRY JOHN	FRL
LOUGHBOROUGH			LE11 3LB	BRUCE GEOFFREY	CCL
FAREHAM			PO15 6BU	HEATHER MARIAN	FRHIT
CHRISTCHURCH			BH23 2PT	JOSE VICENTE	FRL
FAREHAM			PO16 8DL	STUART ANTHONY	FRHIT
SHEPSHED	LOUGHBOROUGH		LE12 9HY	SIMON PAUL	CCL
BITTERNE	SOUTHAMPTON	HANTS	SO18 5EH	DAVID CHARLES	FRHIT
BARNSTAPLE			EX31 1QJ	GERALD	HTE
AISKEW	BEDALE		DL8 1XG	ADRIAN	FRAT
BOURNEMOUTH			BH8 9JR	ALISON MARY	COB
FERNDOWN			BH22 9TP	TERRY LEWIS	FRA
FERNDOWN			BH22 9TP	TERRY LEWIS	FRA
BEDLINGTON			NE22 6LD	DAVID WILLIAM	FRAT
SOUTHSEA			PO4 8EU	MICHAEL COLIN	MICRO
SOUTHAMPTON			SO19 1BX	PETER PERCIVAL	FRHIT
WEST END	SOUTHAMPTON		SO30 3HT	STEPHEN JOHN	FRL
WEST END	SOUTHAMPTON		SO30 3HT	STEPHEN JOHN	FRL
THE SQUARE	CHITTLEHAMPTON	UMBERLEIGH	EX37 9QW	ANN DENISE	HTE
POOLE			BH17 9BE	PETER	FRA
POOLE			BH17 9BE	PETER	FRA
WOKINGHAM			RG41 1NN	JOHN	FRL
5 FOXCROFT DRIVE	WIMBORNE		BH21 2JX	ANTHONY	COB
SWIMBRIDGE	BARNSTAPLE		EX32 0QS	PETER JOHN	HTE
LYTCHETT MATRAVERS	POOLE		BH16 6DH	DAVID JOHN FRANCIS	FRL
WIMBORNE			BH21 2UR	CHRISTINE MARY	FRL
WIMBORNE			BH21 2UR	GORDON JAMES	FRL
BEARWOOD	BOURNEMOUTH		BH11 9QR	MARK FREDRICK	FRL
SOUTHBOURNE	BOURNEMOUTH	DORSET	BH5 2HL	ADAM KELVIN	FRA
DOWNLEY	HIGH WYCOMBE		HP13 5YS	TIMOTHY JOHN	CEL
LOCKS HEATH	SOUTHAMPTON		SO31 6TG	MICHEAL ALEC	FRHIT
FAREHAM			PO15 6HT	RICHARD CHARLES	FRHIT
SWANMORE	SOUTHAMPTON		SO32 2AU	STEPHEN ROGER	FRHIT
WIMBORNE			BH21 2LY	MARY	FRL
WIMBORNE			BH21 2LY	MICHAEL JOHN	FRL
LOUGHBOROUGH			LE11 2QA	PHILIP CHARLES	CCL
WAREHAM			BH20 4PS	DANIEL EDWARD	FRL
HIGH WYCOMBE			HP13 5LG	MICHAEL ROBERT	CEL
PARKHAM	BIDEFORD		EX39 5PL	IAN JOHN	HTE
FAREHAM			PO14 4EU	DARYL CRAIG	FRL
BOURNEMOUTH			BH7 7AL	MICHAEL GORDON AYRTON	FRA
CANFORD HEATH	POOLE		BH17 8SG	GAVIN PAUL	FRL
MOULTON LANE	NORTH COWTON	NORTHALLERTON	DL7 0JR	ELTON CRAIG	FRA
BINFIELD	BRACKNELL		RG42 4EZ	DAVID JOHN	FRHIT
POOLE			BH15 4EY	STEVEN	FRL
POOLE			BH15 4EY	STEVEN	FRL
PORTSMOUTH			PO6 2EE	CHARLES GEORGE	FRHIT
SOUTH MOLTON			EX36 3BU	MICHAEL EDMUND	HTE
MERLEY	WIMBORNE		BH21 1RP	ALAN KEITH	FRL

VERWOOD			BH31 6LS	JOHN	FRL
LANSDELL AVENUE	HIGH WYCOMBE		HP12 4UQ	PAUL FREDERICK	CEL
LOSSIEMOUTH			IV31 6PR	ANDREW	FRKIN
PARKLEA	STURMINSTER MARSHALL	DORSET		JONATHAN JAMES	FRL
FERNDOWN			BH22 9QZ	FAYE DENISE	FRL
WIMBORNE			BH21 2HU	STUART LEONARD	FRL
LOUGHBOROUGH			LE11 2JS	DERICK	CCL
PLANTATION COURT	41 PLANTATION ROAD	POOLE	BH17 9LW	COLIN	FRL
EAGLESCLIFFE	STOCKTON-ON-TEES		TS16 0RU	JOHNATHAN	FRAT
21A KIRBYMILLS	KIRKBYMOORSIDE	YORK	YO62 6NP	THERESE MARY	SAL



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP029

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 9	0 2	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	19,679		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 19,679
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] W E TUCKER. **Date** 9.2.05.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		07-FEB-2005	
No of Shares		19679	154024.30
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	07-FEB-2005 at 10:53	
Pages Printed	:	00005	




Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411762862	DYTOR, PM MRS	15 THE DRIVE PO16 7NL	352	2956.80	81825
1411695862	AITKEN, I MR	22 EDGARTON ROAD BH17 9AZ	529	4443.60	81825
1411939662	BAKER, SL MRS	34 LONNEN ROAD BH21 7AX	108	907.20	81825
1411442462	BIRKETT, K MR	1 LAWSON CLOSE SO3 7DJ	180	1512.00	81825
1411452162	BROUGHTON, N MR	17 LONGMEADOW DRIVE SG5 3TJ	266	2234.40	81825
4422388060	CROMPTON, NC MR	101 SHERINGHAM ROAD	87	601.17	81825
4422395360	DANNING, JMD MR	HOLLY TREE HOUSE BH24 3HF	1074	7421.34	81825
1410929362	DEAN, DC MR	15 HENBURY CLOSE BH17 8AU	352	2956.80	81825
3526727168	DORRELL, SJ MR	640 BLANDFORD ROAD BH16 5EQ	225	1554.75	81825
1411757162	DUDLEY, IF MR	4 MIZEN WAY PO13 9XQ	108	907.20	81825
1411109362	DUNCAN, SR MRS	102 SPRINGDALE ROAD BH21 3QJ	180	1512.00	81825
1411012762	DURRANT, AL MS	23A THE LARCHES RG42 3RR	76	638.40	81825
1411778462	FISHER, G MR	THE BUNGALOW IP29 4AQ	352	2956.80	81825
1411183262	HAMILTON-BROWN, M MR	9 CERELETON PARK DT11 9PL	131	1100.40	81825
1410638362	HUXTER, S MR	32 SCARF ROAD BH17 8QH	108	907.20	81825
1411070462	KRONBERG, JFF MRS	97 ST. MONICA ROAD SO19 8ES	877	7366.80	81825
1411566862	LINNINGTON, TR MR	61 PRESTON ROAD BH15 3EQ	244	2049.60	81825
4422777060	LONG, PD MR	9 FYFIELD WAY SO22 6PB	1025	7082.75	81825
1410977362	MACKIE, AM MR	FLAT 2, 102 ASHLEY ROAD BH14 9	529	4443.60	81825
1411005462	MASSEY, T MR	50 CARTER DALE LE67 5AJ	108	907.20	81825
1410260462	NANTON, KP MR	19 ACORN CLOSE HP13 6XE	67	562.80	81825
1411852762	NORRIS, PB MR	130A OAKS CROSS SG2 8LU	58	487.20	81825
3527402268	OLLIFFE, JG MR	30 LYNWOOD DRIVE BH21 1UG	225	1554.75	81825
1412034362	PARK, B MISS	51 RUNNYMEDE AVENUE BH11 9SQ	108	907.20	81825
1411045362	PARTRIDGE, SJ MR	6 CEDAR WAY BH22 9UF	180	1512.00	81825
1411857862	PATCHETT, KE MR	LITTLE NORTONS FARM CO9 4PE	76	638.40	81825
3527411168	PEACOCK, MJ MR	207 BOWERDEAN ROAD HP13 6XP	112	773.92	81825
1411269362	PEACOCK, MJ MR	207 BOWERDEAN ROAD HP13 6XP	85	714.00	81825
1411609562	POXON, D MRS	19 NORMANTON DRIVE LE11 1NT	76	638.40	81825
1411234062	RAYMENT, JF MR	35 SUMMERFIELDS SO31 6NN	352	2956.80	81825
1410902162	RUSSELL, AD MR	25 MOORLAND CLOSE SO31 6WD	701	5888.40	81825
4423174360	TITCOMB, RM MR	29 FARCROFT ROAD BH12 3BQ	234	1616.94	81825
1411658362	TITCOMB, RM MR	29 FARCROFT ROAD BH12 3BQ	90	756.00	81825
1411660562	TRIM, RC MR	87 CRANLEIGH ROAD BH6 5JX	402	3376.80	81825
1410935862	TUCKER, SG MR	85 MERLEY WAYS BH21 1QW	144	1209.60	81825



Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410736362	WHITTAKER, BJ MRS	137 HAYMOOR ROAD BH15 3NT	40	336.00	81825
4423300260	YOUNG, HM MR	WHITE HORSE DL11 7LQ	459	3171.69	81825
4422122560	ANDREWS, GR MR	161 EAST HOWE LANE BH10 5JB	625	4318.75	81825
3527111268	ANDREWS, GR MR	161 EAST HOWE LANE BH10 5JB	225	1554.75	81825
1410334162	BROWN, BD MR	DRUMCALDIE COTTAGE KY8 5RY	144	1209.60	81825
1411720262	BYRNE, SP MR	121 EXNING ROAD CB8 0EL	180	1512.00	81825
1411084462	CASSEY, CR MR	31 CLIVE ROAD BH23 4NX	180	1512.00	81825
1411262662	CARD, L MISS	106 LUNDS FARM ROAD RG5 4PZ	76	638.40	81825
1411479362	COTTERILL, RT MR	MOLE HOUSE YO61 1QG	95	798.00	81825
1410949862	DRAYTON, DA MR	166 CUTLERS PLACE BH21 2HZ	76	638.40	81825
4422487960	FILER, DGM MR	7 NORTH ROAD EX36 3AZ	185	1278.35	81825
1411335562	FOUNTAIN, MC MR	240 RUNNYMEDE AVENUE BH11 9SP	316	2654.40	81825
4422779760	LOOSEMORE, KJ MR	MOGFORDS COTTAGE EX36 3HR	273	1886.43	81825
1411882962	SHERWOOD, RS MR	TROUTBECK SO32 2HW	58	487.20	81825
1411641962	SMITH, SR MR	1 DRAYTON PLACE SO40 8SP	76	638.40	81825
1411901962	TERRY, NR MR	68 OXFORD ROAD HP19 8RH	108	907.20	81825
1410854862	THACKER, JF MR	45 LAVENDER ROAD RG22 5NN	212	1780.80	81825
4423194860	TWIDDY, AR MR	152 ALMA ROAD BH9 1AJ	185	1278.35	81825
1410722362	WARREN, J MR	130 FERNSIDE ROAD BH15 2ER	285	2394.00	81825
4423229460	WARREN, J MR	130 FERNSIDE ROAD BH15 2ER	791	5465.81	81825
1411429762	ARNOLD, JR MR	6 YELVERTON AVENUE	266	2234.40	81825
1411709162	BOWERS, RJ MS	149 CONWAY DRIVE LE12 9PN	40	336.00	81825
1411962062	COUZENS, J MR	14 BERYTON ROAD PO12 4RU	108	907.20	81825
1410792462	DODD, FM MRS	ROSEDALE PO14 4BY	352	2956.80	81825
1412114562	KIRBY, AB MR	31 HILL PARK ROAD PO12 3EB	108	907.20	81825
1411174362	MOUSKIS, C MR	LITTLE STRETTON BH9 3JN	212	1780.80	81825
4422954460	PICKIN, S MR	TREVETT COTTAGE	1113	7690.83	81825
1410296562	TREVETT, PM MR	74 LYNWOOD DRIVE BH21 1UQ	126	1058.40	81825
1410931562	VINCENT, PJ MR	15 SAFFRON WAY BH11 8TJ	180	1512.00	81825
1412074262	WEBBER, NR MR	76 GRANT ROAD PO6 1DX	180	1512.00	81825
1410983862	NASH, H MRS	38 HARPER ROAD SP2 7HQ	76	638.40	81825
1411943462	BARR, GM MR	34 TOLLGATE ROAD SP1 2HZ	352	2956.80	81825
4422214060	BISHOP, G MR	13 OLD FORGE CLOSE BH16 6JG	459	3171.69	81825
4422380560	COXHILL, P MR	63 WINSTON ROAD BH9 3EL	273	1886.43	81825
1411003862	EVERNDEN, KR MR	15 MIDANBURY LANE SO18 4HQ	352	2956.80	81825

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411519662	HARRIS, TJ MR	1 PATCHINS ROAD BH16 5AS	180	1512.00	81825
1410942062	MILLINGTON, AD MR	5 COMBE RISE HP12 4JE	180	1512.00	81825
1411848962	MUSGROVE, CT MS	FLAT 1 CROWN HOUSE SP11 9LZ	76	638.40	81825
1412040862	PAULL, KD MR	HIDEAWAY EX36 3AN	180	1512.00	81825
1411151462	ROBINSON, G MR	73 KING STREET IV30 5XG	352	2956.80	81825
1411924862	WHITE, DG MR	57A BARRACK ROAD BH23 1PD	104	873.60	81825



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,020		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	1,020
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] AE COOK Date 3/12/05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

												Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode
001226093861	061100	5	8.36	MR	BETTS	R	WM964436D	182	1521.52	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
001411024062	121101	5	8.4	MR	BETTS	R	WM964436D	176	1478.40	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
004829950463	141102	3	7.69	MR	BETTS	R	WM964436D	86	661.34	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
005175117564	141103	3	9.39	MR	BETTS	R	WM964436D	97	910.83	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
004830033263	141102	3	7.69	MR	FRENCH	WI	YY198268A	198	1522.62	3 OAKFIELDS	EASTLEIGH		SO50 4RP
005175369064	141103	3	9.39	MR	FRENCH	WI	YY198268A	72	676.08	3 OAKFIELDS	EASTLEIGH		SO50 4RP
005174695364	141103	3	9.39	MR	GAGE	GF	YB679133C	122	1145.58	15 PAINSWICK CLOSE	SARISBURY GREEN	SOUTHAMPTON	SO31 7EQ
004422961760	290999	7	6.91	MR	PINCOMBE	NR	WL382904B	87	601.17	30 NORTH STREET	SOUTH MOLTON		EX36 3AW
Totals								1020	8517.54				



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	199,225		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted Ordinary 25p	Number allotted 199,225
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] AE COOK CHIEF EXECUTIVE Date 2.2.05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



AccountNumber	GrantDate	Term	Option Price	Title	Surname	Initials	NINO	ExercisedSI	Cost	Address1	Address2	Address3	Postcode
001411619262	121101	3	8.4	MRS	ABLETT	HA	JS696978C	76	638.40	1 SHAMROCK CLOSE	CHICHESTER		PO19 6TS
001411424662	121101	3	8.4	MR	ABLETT	JC	NZ408857A	76	638.40	1 SHAMROCK CLOSE	CHICHESTER		PO19 6TS
004422086560	290999	5	6.91	MR	ACKERMAN	PF	NP373388D	234	1616.94	231 KING JOHN AVENUE	BEARWOOD	BOURNEMOUTH	BH11 9SJ
001410507762	121101	3	8.4	MR	ACKLAND	P	YK647312A	49	411.60	10 LEYBURNE GARDENS	CHINNOR		OX39 4EL
004422100460	290999	5	6.91	MR	ADAMS	CE	YR074597D	928	6412.48	18 FOXCROFT DRIVE	WIMBORNE		BH21 2JZ
001410310462	121101	3	8.4	MR	ADAMS	J	JC764291D	352	2956.80	FLAT 1 STAR HOUSE	53 EAST STREET	BLANDFORD FORUM	DT11 7DX
004422103960	290999	5	6.91	MR	ADAMS	PR	YM362518C	185	1278.35	51 PIGEON CLOSE	BLANDFORD ST MARY	BLANDFORD FORUM	DT11 9LX
001410312062	121101	3	8.4	MR	ALEXANDER	JN	WK941179C	285	2394.00	416 BLANDFORD ROAD	POOLE		BH15 4JJ
003526599668	101197	7	6.91	MR	ALEXANDER	JN	WK941179C	282	1948.62	416 BLANDFORD ROAD	POOLE		BH15 4JJ
004422119560	290999	5	6.91	MR	ALLINGTON	BT	YH444158B	928	6412.48	15 CHESTNUT AVENUE	SOUTHBOURNE	BOURNEMOUTH	BH6 3SP
001410157862	121101	3	8.4	MR	ALLWOOD	GL	NH016407C	40	336.00	32 CROFT ROAD	MORTIMER	READING	RG7 3TS
004422123360	290999	5	6.91	MR	ANDREWS	I	YW000521D	185	1278.35	122 EAST HOWE LANE	BOURNEMOUTH		BH10 5JG
001410158662	121101	3	8.4	MRS	ANGEL	CA	NH075438D	180	1512.00	10 STOUR WALK	POOLE ROAD	WIMBORNE	BH21 1PZ
001411934562	121101	3	8.4	MR	ANKERS	DJ	ZW303847A	877	7366.80	22 ELDERFIELD ROAD	STOKE POGES	SLOUGH	SL2 4DE
001411428962	121101	3	8.4	MR	ANSELL	JD	JB939965B	108	907.20	5 CAMPBELL CLOSE	BICESTER		OX26 6RY
004422131460	290999	5	6.91	MRS	ASKEW	JA	YR074139C	928	6412.48	HIGH VIEW	SHIPTON LANE	BURTON BRADSTOCK	DT6 4NQ
001410511562	121101	3	8.4	MR	ATKINSON	TE	ZS486855A	76	638.40	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM	DL1 4DB
003527119868	101197	7	6.91	MR	ATKINSON	TE	ZS486855A	225	1554.75	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM	DL1 4DB
004422134960	290999	5	6.91	MR	ATKINSON	TE	ZS486855A	48	331.68	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM	DL1 4DB
001411071262	121101	3	8.4	MR	ATTWOOD	FE	YE111210D	180	1512.00	75 TICKLEFORD DRIVE	WESTON	SOUTHAMPTON	SO19 9QP
004422137360	290999	5	6.91	MR	BAILEY	M	WA262818C	2324	16058.84	21 CARROLL AVENUE	FERNDOWN		BH22 8BW
001411320762	121101	3	8.4	MR	BARFOOT	BR	ZT910404A	352	2956.80	14 SPRUCE DRIVE	THORNHILL	SOUTHAMPTON	SO19 6DU
001411435162	121101	3	8.4	MR	BARNES	LA	JB468572A	701	5888.40	21 BRANEWICK CLOSE	TITCHFIELD PARK	FAREHAM	PO15 5RS
001410909962	121101	3	8.4	MS	BARRELL	BJ	YM150708D	352	2956.80	8 WHICHERS CLOSE	ROWLAND'S CASTLE		PO9 6BD
004422160860	290999	5	6.91	MR	BARTRAM	HJ	YR434995A	185	1278.35	26 INGSGARTH	PICKERING		YO18 8DA
001410859962	121101	3	8.4	MR	BATTEN	DR	NH994994A	144	1209.60	12 CROMARTY CLOSE	FAREHAM		PO14 3QX
001411361462	121101	3	8.4	MR	BAUER	MA	YX231409C	180	1512.00	14 OAKFORD CLOSE	NORTH MOLTON	SOUTH MOLTON	EX36 3HF
004422165960	290999	5	6.91	MR	BEAMENT	JJ	YP366837C	371	2563.61	5 THE VINERIES	WIMBORNE		BH21 2PU
001410327962	121101	3	8.4	MR	BEAVIS	PH	NE323251D	352	2956.80	68 PLYMOUTH DRIVE	FAREHAM		PO14 3SS
001410994362	121101	3	8.4	MR	BEDFORD	D	YE216547C	180	1512.00	254 CHRISTOPHER CRESCENT	POOLE		BH15 3BY
001411946962	121101	3	8.4	MR	BEDFORD	SA	NP605667A	334	2805.60	8 MAUREEN CLOSE	POOLE		BH12 3HG
001411254562	121101	3	8.4	MR	BELL	KL	PX731972A	877	7366.80	10 THE NORTONS	CALDECOTTE	MILTON KEYNES	MK7 8HQ
001411185962	121101	3	8.4	MR	BELLAMY	CS	NJ797144A	180	1512.00	107 WILLIAN ROAD	HITCHIN		SG4 0LT
001410124162	121101	3	8.4	MR	BELLOWS	JD	YW421698C	330	2772.00	1 NEWMANS CLOSE	BLANDFORD FORUM	DORSET	
001411439462	121101	3	8.4	MR	BELTON	PK	YY149258C	877	7366.80	51A LONGWOOD AVENUE	WATERLOOVILLE		PO8 8JA
004422192660	290999	5	6.91	MR	BENNETT	RO	YP209117A	928	6412.48	39 HUGH SQUIER AVENUE	SOUTH MOLTON		EX36 3DR
001411441662	121101	3	8.4	MR	BENNS	CI	ZW848911C	877	7366.80	36 AVEBURY AVENUE	BOURNEMOUTH		BH10 7ED
001411139562	121101	3	8.4	MR	BENWELL	DC	YH378608D	877	7366.80	5 FOREST WAY	WIMBORNE		BH21 7PB
001410521262	121101	3	8.4	MR	BESSANT	A	NH656919C	180	1512.00	10 BUNTING ROAD	FERNDOWN		BH22 9QZ
003527141468	101197	7	6.91	MRS	BETHELL	CA	YA173198C	225	1554.75	33 CUCKLINGTON GARDENS	BOURNEMOUTH		BH9 3QR
004422200060	290999	5	6.91	MRS	BETHELL	CA	YA173198C	185	1278.35	33 CUCKLINGTON GARDENS	BOURNEMOUTH		BH9 3QR
004422201960	290999	5	6.91	MR	BETTS	R	WM964436D	273	1886.43	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
001411292862	121101	3	8.4	MR	BEVAN	J	YA224849C	479	4023.60	PROVIDENCE COTTAGE	TERRINGTON	YORK	YO60 6PU
001410525562	121101	3	8.4	MR	BLACKBURN	JM	WP236620D	40	336.00	118 ALBION WAY	VERWOOD		BH31 7LR
001411948562	121101	3	8.4	MR	BOSWORTH	PV	YW792783C	352	2956.80	50B STATION HILL	SWANNINGTON	COALVILLE	LE67 8RH
001411358462	121101	3	8.4	MR	BOWDEN	SR	NE470833A	108	907.20	675 BLANDFORD ROAD	POOLE		BH16 5ET
001410880762	121101	3	8.4	MRS	BOWEN	SM	YW248907B	40	336.00	2 PATHFIELD CLOSE	WEST BUCKLAND	BARNSTAPLE	EX32 0SY
001410780062	121101	3	8.4	MRS	BOWES	E	JC851308A	144	1209.60	33 MILBURN WAY	HOWDEN LE WEAR	CROOK	DL15 8FB
001411445962	121101	3	8.4	MR	BOWLEY	MJ	WL250463C	40	336.00	116 PATERSON PLACE	SHEPSHED	LEICESTER	LE12 9RY
001411242162	121101	3	8.4	MR	BRACE	AW	YM308626B	108	907.20	11 CADDYWELL LANE	TORRINGTON		EX38 7EE
001411950762	121101	3	8.4	MR	BRACE	WW	JA453522C	144	1209.60	82 J H TAYLOR DRIVE	NORTHAM	BIDEFORD	EX39 1TU
001410890462	121101	3	8.4	MISS	BRADDON	LE	JM224848A	40	336.00	NORTH YARDE	BISHOPS NYMPTON	SOUTH MOLTON	EX36 4PP
001411255362	121101	3	8.4	MR	BRADING	DJ	YW031044A	877	7366.80	230 MOUNT LANE	BRACKNELL		RG12 9EB
001410522062	121101	3	8.4	MR	BRAYLEY	M	YS175530C	76	638.40	84 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4ET
004422250760	290999	5	6.91	MR	BRAYLEY	M	YS175530C	87	601.17	84 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4ET

001411710562	121101	3		8.4	MR	BREWER	CWG	JH548152A	352	2956.80	2 ST. JAMES WAY	TIVERTON		EX16 6XH
004422251560	290999	5		6.91	MR	BRIARD	P	YP132189A	459	3171.69	48 QUEENS ROAD	EXETER		EX2 9EP
001411449162	121101	3		8.4	MR	BRIARS	JAP	YP216990B	108	907.20	103 MINEHEAD WAY	STEVENAGE		SG1 2JH
001411711362	121101	3		8.4	MR	BRIERLEY	MP	YW421190D	239	2007.60	30 LYNEHAM GARDENS	MAIDENHEAD		SL6 6SJ
001411136062	121101	3		8.4	MR	BRIGGS	P	YP241736B	90	756.00	20 MILTON GROVE	LOCKSHEATH	SOUTHAMPTON	SO31 6RQ
001411450562	121101	3		8.4	MR	BROCKETT	MT	YE651980B	108	907.20	15 BRANDERS LANE	BOURNEMOUTH		BH6 4LL
004422257460	290999	5		6.91	MR	BROOKES	DJ	YR809502C	273	1886.43	LYONS	66 CAMPION HALL DRIVE	DIDCOT	OX11 9RN
001410784362	121101	3		8.4	MR	BROOKS	CS	YZ199637B	289	2427.60	BRAMLEYS	OXFORD ROAD	ENSTONE	OX7 4LG
001411714862	121101	3		8.4	MR	BROOME	S	NY303570A	90	756.00	61 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4EL
001410980362	121101	3		8.4	MR	BROWN	AE	YM216655B	352	2956.80	3 CURLEW CLOSE	LORDSWOOD	SOUTHAMPTON	SO16 8EY
004422263960	290999	5		6.91	MR	BROWN	AL	NL003946B	87	601.17	21 CHESTNUT AVENUE	CHRISTCHURCH		BH23 2PW
004422266360	290999	5		6.91	MR	BROWN	AR	WE551423A	507	3503.37	37 GLADSTONE ROAD	PARKSTONE	POOLE	BH12 2LY
001411455662	121101	3		8.4	MR	BROWN	DE	JJ6165813	615	5166.00	90 ROSSMORE ROAD	POOLE		BH12 3HL
001411457262	121101	3		8.4	MR	BROWN	PS	YX941590A	76	638.40	43 SELSEY AVENUE	GOSPORT		PO12 4DJ
001411389462	121101	3		8.4	MR	BROWN	SJ	NP410140D	76	638.40	102 UPPLEBY ROAD	PARKSTONE	POOLE	BH12 3DF
003527164368	101197	7		6.91	MR	BRUCE	TJ	YW479933A	338	2335.58	10 NICHOLAS GARDENS	ENSBURY PARK	BOURNEMOUTH	BH10 4BA
001410332562	121101	3		8.4	MR	BRYANT	AG	NA416166B	239	2007.60	17 REDSHANK CLOSE	CREEKMOOR	POOLE	BH17 7YD
001411218962	121101	3		8.4	MR	BUCKINGHAM	R	YZ168401A	352	2956.80	36 NORTH STREET	SOUTH MOLTON		EX36 3AW
001411952362	121101	3		8.4	MR	BUDD	MP	YZ125386D	180	1512.00	2 COOMBE FARM AVENUE	FAREHAM		PO16 0TR
001411953162	121101	3		8.4	MR	BURBIDGE	AF	WL835545C	180	1512.00	FLAT 6, QUEENS COURT	WHARFDALE ROAD	BOURNEMOUTH	BH4 9BS
001411353362	121101	3		8.4	MISS	BURDEN	N	JN920975D	58	487.20	9 PONY DRIVE	UPTON	POOLE	BH16 5SR
003527169468	101197	7		6.91	MR	BURDEN	NR	YA055138D	225	1554.75	218 SOPWITH CRESCENT	MERLEY	WIMBORNE	BH21 1UA
001410992762	121101	3		8.4	MRS	BURGESS-ALLEN	CA	WL564529A	108	907.20	32 CHASESIDE AVENUE	TWYFORD	READING	RG10 9BT
001411461062	121101	3		8.4	MR	BURROWS	AN	NW720485D	144	1209.60	62 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4EL
003527170868	101197	7		6.91	MR	BURT	RP	YL031316C	225	1554.75	2 GERALD ROAD	BOURNEMOUTH		BH3 7JY
001410340662	121101	3		8.4	MR	BURTON	P	YL310315D	76	638.40	148B HART PLAIN AVENUE	WATERLOOVILLE		PO8 8QP
001410342262	121101	3		8.4	MR	BUTLER	SC	WL328391A	144	1209.60	23 MANSFIELD ROAD	POOLE		BH14 0DD
001410534462	121101	3		8.4	MR	BUTLIN	MJ	YY759495C	76	638.40	8 SHEPHERDS CLOSE	SHEPSHED	LOUGHBOROUGH	LE12 9SQ
003527173268	101197	7		6.91	MR	BYWATER	DJ	YA812620B	564	3897.24	83 LEIGH LANE	WIMBORNE		BH21 2PP
001410166762	121101	3		8.4	MR	CABALLERO	J	YW936586A	352	2956.80	260 MALMESBURY PARK ROAD	BOURNEMOUTH		BH8 8PR
001410126862	121101	3		8.4	MR	CAISLEY	KJ	YP184493A	90	756.00	128 BURLEY ROAD	BRANSGORE	CHRISTCHURCH	BH23 8JA
001410167562	121101	3		8.4	MR	CALLAGHAN	D	NZ833396C	108	907.20	3 KILN CLOSE	CORFE MULLEN	WIMBORNE	BH21 3UR
004422303160	290999	5		6.91	MR	CALLAGHAN	D	NZ833396C	371	2563.61	3 KILN CLOSE	CORFE MULLEN	WIMBORNE	BH21 3UR
001410967662	121101	3		8.4	MR	CALVER	PD	WM764833D	108	907.20	ORCHARD COTTAGE	ANSTY	DORCHESTER	DT2 7PN
003527175968	101197	7		6.91	MR	CAMERON	DC	ZY327101A	225	1554.75	16 ILFORD ROAD	STOCKTON-ON-TEES		TS19 8EA
001411107762	121101	3		8.4	MR	CAMERON	EJ	YZ764363A	180	1512.00	110 JARDEN	JACKMANS	LETCHWORTH	SG6 2NZ
001411019462	121101	3		8.4	MRS	CAMFIELD	SJ	YY181228A	352	2956.80	27 ANGLERS WAY	LOWER SWANWICK	SOUTHAMPTON	SO31 7JH
001411191362	121101	3		8.4	MR	CAMPBELL-DYKES	RJ	ZY223856D	108	907.20	44 BECKHAMPTON ROAD	POOLE		BH15 4PQ
004422309060	290999	5		6.91	MR	CANFIELD	RG	YZ936133B	293	2024.63	115 WESTGATE	PICKERING		YO18 8BB
001411142562	121101	3		8.4	MR	CARGILL	ST	WL716103A	701	5888.40	31 OAKTREE DRIVE	EMSWORTH		PO10 7UJ
001412095562	121101	3		8.4	MRS	CARR	AJ	JC716452A	144	1209.60	64 HIGH STELL	MIDDLETON ST. GEORGE	DARLINGTON	DL2 1UW
004422312060	290999	5		6.91	MR	CASE	P	YS321166D	185	1278.35	4 LACY DRIVE	WIMBORNE		BH21 1AZ
004422314760	290999	5		6.91	MR	CATON	AJT	ZW648852A	185	1278.35	57 HILLSIDE ROAD	MARLOW		SL7 3LA
001410168362	121101	3		8.4	MR	CATTANO	A	NM004046D	108	907.20	10 FRESHWATER DRIVE	POOLE		BH15 4JE
001411956662	121101	3		8.4	MR	CATTELL	EJ	JP049669B	180	1512.00	70 BASSETT GREEN ROAD	SOUTHAMPTON		SO16 3DZ
001410347362	121101	3		8.4	MR	CATTERALL	DJ	ZT762570A	352	2956.80	27 ASHLEY WOOD PARK	TARRANT KEYNESTON	BLANDFORD FORUM	DT11 9JJ
004422316360	290999	5		6.91	MR	CATTERALL	DJ	ZT762570A	273	1886.43	27 ASHLEY WOOD PARK	TARRANT KEYNESTON	BLANDFORD FORUM	DT11 9JJ
001411413062	121101	3		8.4	MR	CAWLEY	KM	NH882726B	40	336.00	16 CROFTON CLOSE	CHRISTCHURCH		BH23 2JN
001411471862	121101	3		8.4	MR	CHAMBERS	PM	WM447221A	76	638.40	FLAT 3, CLARENDON COURT	16 CLARENDON ROAD	BOURNEMOUTH	BH4 8AL
001410348162	121101	3		8.4	MR	CHAMPION	TD	YW330858A	352	2956.80	SUNNYMEAD SHEEPCROFT LANE	WHITEMOOR	WIMBORNE	BH21 7DA
004422330960	290999	5		6.91	MRS	CHILCOTT	S	YP207101A	273	1886.43	8 SPIRE LAKE	BISHOPS NYMPTON	SOUTH MOLTON	EX36 4NY
001411958262	121101	3		8.4	MISS	CHILDS	S	JA726317B	108	907.20	ORCHARDS VIEW	FURZE CHITTLEHAMPTON	UMBERLEIGH	EX37 9RL
001411060762	121101	3		8.4	MR	CHISNALL	PM	JR768225B	547	4594.80	27 PAUNTLEY ROAD	MADEFORD	CHRISCHURCH	BH23 3JH
003527591668	101197	7		6.91	MR	CHIVERS	RA	ZM190748B	1128	7794.48	3 HURN LANE	RINGWOOD		BH24 2AQ
004422336860	290999	5		6.91	MRS	CHRISTOPHER	JM	YX290845B	87	601.17	30 DAYS COURT	WIMBORNE		BH21 2BA
001411059362	121101	3		8.4	MR	CHURCHER	DMW	YK410867A	76	638.40	47 COLLINGWORTH RISE	PARK GATE	SOUTHAMPTON	SO31 1DD



001411473462	121101	3	8.4	MR	CHURCHWARD	I	NR267781B	76	638.40	21 RECTORY ROAD	POOLE		BH15 3BH
004422339260	290999	5	6.91	MR	CLARK	AD	WE304890C	87	601.17	65 SEVERN ROAD	FERNDOWN		BH22 8XB
001411027562	121101	3	8.4	MISS	CLARKE	JM	JB301825B	40	336.00	20 NORTH STREET	SOUTH MOLTON		EX36 3AW
001412087462	121101	3	8.4	MR	CLARKE	PGR	ZT589342B	144	1209.60	50 WATER PARK ROAD	BIDEFORD		EX39 3RN
004422345760	290999	5	6.91	MR	CLARKE	SM	WK979236A	87	601.17	10 WESTBORN ROAD	FAREHAM		PO16 7DH
003526672068	101197	7	6.91	MR	CLAYTON	PC	YB327418C	282	1948.62	2 CHAPEL LANE	ZEALS	WARMINSTER	BA12 6NP
004422347360	290999	5	6.91	MR	CLAYTON	PC	YB327418C	87	601.17	2 CHAPEL LANE	ZEALS	WARMINSTER	BA12 6NP
001411164662	121101	3	8.4	MRS	CLEMENTS	S	WK703925C	108	907.20	THE STRUAN	KIRKBYMOORSIDE	YORK	YO62 6LX
001410541762	121101	3	8.4	MR	CLIFTON	SG	NE579057A	425	3570.00	34 EASTWORTH ROAD	VERWOOD		BH31 7PJ
001410546862	121101	3	8.4	MS	CLOSE	J	YM022614C	248	2083.20	51 TURNER ROAD	SAWLEY	LONG EATON	NG10 3GP
004422353860	290999	5	6.91	MR	COATES	EH	YL031237A	1064	7352.24	23 BROOKSIDE ROAD	BRANSGORE	CHRISTCHURCH	BH23 8AW
004422355460	290999	5	6.91	MRS	COBB	DJ	YT019652D	322	2225.02	86 HINTON WOOD AVENUE	CHRISTCHURCH		BH23 5AJ
001411196462	121101	3	8.4	MR	COLES	SA	NM479087A	529	4443.60	21 EXMOOR VIEW	SOUTH MOLTON		EX36 3BD
001411474262	121101	3	8.4	MR	COLLINGS	KJD	YA155823B	212	1780.80	25 HAMBLEDON ROAD	CLANFIELD	PORTSMOUTH	PO8 0QU
001410550662	121101	3	8.4	MR	CONNETT	DM	NP771226B	76	638.40	FLAT 2 COACH HOUSE MEWS	21 NEW BOROUGH ROAD	WIMBORNE	BH21 1RB
001411093362	121101	3	8.4	MR	CONNORS	DA	YY682978A	352	2956.80	3 HARVESTER DRIVE	FAREHAM		PO15 5NR
004422365160	290999	5	6.91	MR	COOK	LA	WL728076C	459	3171.69	101 REMPSTONE ROAD	MERLEY	WIMBORNE	BH21 1TR
001410549262	121101	3	8.4	MR	COOKE	DJ	WM938899B	90	756.00	71 CARTWRIGHT STREET	LOUGHBOROUGH		LE11 1JW
001411146862	121101	3	8.4	MR	COPE	RW	YR215871D	126	1058.40	115 LEESON DRIVE	FERNDOWN		BH22 9RD
003527208968	101197	7	6.91	MR	CORBETT	MA	NE440736D	225	1554.75	85 PAXTON ROAD	FAREHAM		PO14 1AD
004422370860	290999	5	6.91	MR	CORBETT	MA	NE440736D	654	4519.14	85 PAXTON ROAD	FAREHAM		PO14 1AD
001411092562	121101	3	8.4	MR	CORNISH	DJ	WM756488A	162	1360.80	42 BLIND LANE	WIMBORNE		BH21 1ND
003527209768	101197	7	6.91	MR	COX	DG	YS364226A	225	1554.75	127 HILLSIDE ROAD	CORFE MULLEN	WIMBORNE	BH21 3SD
004422378360	290999	5	6.91	MR	COX	DG	YS364226A	234	1616.94	127 HILLSIDE ROAD	CORFE MULLEN	WIMBORNE	BH21 3SD
001411482362	121101	3	8.4	MR	COY	M	WL159670C	180	1512.00	167 SKIPPER WAY	LEE ON SOLENT	GOSPORT	PO13 8HS
001410356262	121101	3	8.4	MISS	CRABB	TL	NR648516A	180	1512.00	58 HARDY CRESCENT	WIMBORNE		BH21 2EL
001410357062	121101	3	8.4	MR	CRAGO	TA	YK622147A	126	1058.40	THE CEDARS	49 WINDSOR RD	DURRINGTON	SP4 8HG
004422385660	290999	5	6.91	MR	CRAZE	M	WL382896D	459	3171.69	AMIDALA	UMBERLEIGH	DEVON	EX37 9PX
001410933162	121101	3	8.4	MR	CROSS	BA	YL031430B	212	1780.80	27 STATION ROAD	WIMBORNE		BH21 1RQ
001411964762	121101	3	8.4	MRS	CROWDY	JA	YA051478C	180	1512.00	4 GREEN LANE	STOKENCHURCH	HIGH WYCOMBE	HP14 3TU
001410554962	121101	3	8.4	MRS	CUMMING	RJ	YL004952D	76	638.40	4 BEACONSFIELD ROAD	CHRISTCHURCH		BH23 1QT
001411246462	121101	3	8.4	MISS	CURRELL	P	NP340916B	58	487.20	33 HORSHAM AVENUE	BOURNEMOUTH		BH10 7JB
001411195662	121101	3	8.4	MR	CUTLER	DA	YT104493D	352	2956.80	6 RIVERSIDE ROAD	BLANDFORD FORUM		DT11 7ES
001411486662	121101	3	8.4	MR	DARLING	SM	WA323600D	352	2956.80	15 ST. JOHNS ROAD	POOLE		BH15 2NB
001411743162	121101	3	8.4	MR	DARTNALL	JE	YB586927A	180	1512.00	AIDANDURNIE	CHAPEL LANE	LOSSIEMOUTH	IV31 6DT
004422403860	290999	5	6.91	MR	DAVIES	M	YY151329D	459	3171.69	202 RIVER WAY	CHRISTCHURCH		BH23 2QX
004422406260	290999	5	6.91	MR	DAVIS	KS	WE059520B	87	601.17	33 RUSHCOMBE WAY	CORFE MULLEN	WIMBORNE	BH21 3QR
001411488262	121101	3	8.4	MR	DE BRUIN	ER	JC869045B	180	1512.00	14 JUBILEE COURT	FAREHAM		PO14 1DD
004422407060	290999	5	6.91	MR	DE-COSTA	AJ	YX137886C	185	1278.35	37 WINTERBOURNE ROAD	POOLE		BH15 2ES
003526712368	101197	7	6.91	MR	DEACON-ELLIOTT	AS	YS067988C	1693	11698.63	21 WATERSHIP DRIVE	RINGWOOD		BH24 1QY
004422411960	290999	5	6.91	MR	DEAN	JRP	WE056073B	273	1886.43	LYNN COTTAGE	BISHOPS CAUNDLE	SHERBORNE	DT9 5ND
004422414360	290999	5	6.91	MR	DEANS	WA	YS002119C	459	3171.69	9 CASTLE LANE WEST	BOURNEMOUTH		BH9 3LJ
004422417860	290999	5	6.91	MR	DEARY	AKP	NW107545A	459	3171.69	27 VICTORIA CLOSE	CORFE MULLEN	WIMBORNE	BH21 3TX
001411490462	121101	3	8.4	MR	DICKESON	EP	ZX508884D	76	638.40	15 KESTREL CLOSE	FERNDOWN		BH22 9TW
001411492062	121101	3	8.4	MR	DICKINSON	PA	WK011921B	122	1024.80	23 DAVENPORT CLOSE	GOSPORT		PO13 8ES
001411750462	121101	3	8.4	MR	DIX	MV	YS321497B	180	1512.00	6 POLICEMANS LANE	LYTCHETT MINSTER	DORSET	BH16 5NE
001411753962	121101	3	8.4	MR	DODD	PP	ZY676948A	76	638.40	22 SEATOWN CLOSE	CANFORD HEATH	POOLE	BH17 8BJ
004422425960	290999	5	6.91	MRS	DOMINEY	JE	YB220357C	928	6412.48	8 HALSTOCK CRESCENT	CANFORD HEATH	POOLE	BH17 9BA
004422426760	290999	5	6.91	MR	DONOVAN	DE	WM929273B	136	939.76	15 COBHAM WAY	WIMBORNE		BH21 1SJ
001411344462	121101	3	8.4	MR	DONOVAN	LJ	YH332801B	76	638.40	9 EBOR ROAD	PARKSTONE	POOLE	BH12 2JS
004422427560	290999	5	6.91	MR	DONOVAN	LJ	YH332801B	459	3171.69	9 EBOR ROAD	PARKSTONE	POOLE	BH12 2JS
004422432160	290999	5	6.91	MR	DOWDEN	PJ	WE678689D	605	4180.55	18 NUTHATCH CLOSE	FERNDOWN		BH22 9QJ
001410558162	121101	3	8.4	MR	DOWLING	WE	ZY050108C	144	1209.60	43 ASHTON CLOSE	BISHOPS WALTHAM	SOUTHAMPTON	SO32 1FP
001411342862	121101	3	8.4	MR	DOWN	AS	JK761675D	538	4519.20	10 EVANS CLOSE	BOURNEMOUTH		BH11 8RE
001411036462	121101	3	8.4	MR	DRAKE	TF	YR740977C	76	638.40	2 OAKFORD CLOSE	NORTH MOLTON	SOUTH MOLTON	EX36 3HF
004422439960	290999	5	6.91	MR	DREW	PS	NH049819D	185	1278.35	BRAMBLE CORNER	13 THE GAVEL	SOUTH MOLTON	EX36 4BP



001411143362	121101	3		8.4	MR	DUELL	PA	JA537983D	76	638.40	273 WHITE HART LANE	FAREHAM		PO16 9AN
001411760162	121101	3		8.4	MR	DUFALL	MD	WM929211D	180	1512.00	78 PARKWAY DRIVE	BOURNEMOUTH		BH8 9JR
001411217062	121101	3		8.4	MR	DUNFORD	NJ	NZ886524A	212	1780.80	27 LIVAROT WALK	SOUTH MOLTON		EX36 4EF
004422443760	290999	5		6.91	MR	DUNN	MM	WK898171C	459	3171.69	52 HIGHFIELD ROAD	BOURNEMOUTH		BH9 2SG
001410363562	121101	3		8.4	MR	DURRAN	PH	WM728280A	199	1671.60	71 SORREL GARDENS	BROADSTONE		BH18 9WA
004422445360	290999	5		6.91	MR	DURY	P	NZ653983D	185	1278.35	2 RICHMOND ROAD	WIMBORNE		BH21 2BE
001410561162	121101	3		8.4	MRS	DWYER	J	NB920785B	144	1209.60	30 BROOKSIDE	REARSBY	LEICESTER	LE7 4YB
001410183762	121101	3		8.4	MR	DYER	R	NS630324D	285	2394.00	3 KILN WAY	VERWOOD		BH31 6GE
004422452660	290999	5		6.91	MR	EADIE	DJ	BT060062A	693	4788.63	20 REMPSTONE ROAD	MERLEY	WIMBORNE	BH21 1RP
001411281262	121101	3		8.4	MR	EAGLES	JH	WM281609B	352	2956.80	10 PLOUGH CORNER	SYDENHAM	CHINNOR	OX39 4LF
001410565462	121101	3		8.4	MR	EDGELL	DR	ZW143299D	352	2956.80	1 THE BIRCHES	SOUTHAMPTON		SO18 5SR
001410185362	121101	3		8.4	MR	EDMONDS	MP	NH452079A	108	907.20	9 HITHERCROFT ROAD	HIGH WYCOMBE		HP13 5LT
001410990062	121101	3		8.4	MR	EDMONDS	S	ZY790637A	108	907.20	WOODLARKS	HUNDRED ACRES ROAD	WICKHAM	PO17 6HY
001411133662	121101	3		8.4	MR	EDWARDS	NJ	NP060259A	76	638.40	5 CHESTER TERRACE	BARNSTAPLE		EX32 9HL
003527254268	101197	7		6.91	MR	EDWARDS	NJ	NP060259A	225	1554.75	5 CHESTER TERRACE	BARNSTAPLE		EX32 9HL
001410771162	121101	3		8.4	MR	ELDRIDGE	RD	WK000094C	108	907.20	29 BRAEMAR ROAD	GOSPORT		PO13 0XY
001410128462	121101	3		8.4	MR	ELLEMENT	RD	WM480998B	76	638.40	24 SOUTH KINSON DRIVE	BOURNEMOUTH		BH11 8AA
001411965562	121101	3		8.4	MR	ELLIOTT	A	YS498054B	285	2394.00	26 STATION ROAD	DARLINGTON		DL3 6SU
001411496362	121101	3		8.4	MR	ELLIS	GJ	WA226689B	877	7366.80	18 SISSINGHURST ROAD	FAREHAM		PO16 9YB
004422463160	290999	5		6.91	MR	ELLIS	K	NA759045A	634	4380.94	161 PAXTON ROAD	FAREHAM		PO14 1AF
001411094162	121101	3		8.4	MR	EMERY	AC	ZW376630D	212	1780.80	8 THE NOOK	HOLBROOK	GOSPORT	PO13 0ZT
001410569762	121101	3		8.4	MR	ERRINGTON	AS	YE332921C	701	5888.40	12 HEATHERLEY COURT	OUTRAM ROAD	SOUTH SEA	PO51 1QX
001411966362	121101	3		8.4	MR	ESPLIN-JONES	CJ	YA323318C	352	2956.80	THE COTTAGE	HURSLEY	WINCHESTER	SO21 2JW
001411168962	121101	3		8.4	MR	EVANS	JW	ZY050446B	76	638.40	9 PEMBURY ROAD	FAREHAM		PO14 2EJ
004422474760	290999	5		6.91	MR	FARLEY	G	NP495065D	1113	7690.83	9 WESTCOTS DRIVE	WINKLEIGH		EX19 8JW
004422475560	290999	5		6.91	MR	FARNIE	IG	WK985795A	371	2563.61	8 HERON DRIVE	WIMBORNE		BH21 2NQ
001410573562	121101	3		8.4	MR	FARR	B	ZY724193B	212	1780.80	21 MENDIP CLOSE	SLOUGH		SL3 8UB
001411057762	121101	3		8.4	MR	FEATHERSTONHAU	RF	YB092485C	108	907.20	30 SOMERVELL DRIVE	FAREHAM		PO16 7QL
001410191862	121101	3		8.4	MR	FENN	RK	WA244580A	144	1209.60	38 GRAYS LANE	DOWNLEY	HIGH WYCOMBE	HP13 5UG
001410575162	121101	3		8.4	MR	FISHER	P	NZ501403C	266	2234.40	22 BRECON CRESCENT	INGLEBY BARWICK	STOCKTON-ON-TEES	TS17 5DA
001411779262	121101	3		8.4	MR	FISHER	PS	YZ357337C	144	1209.60	52 SEA VIEW ROAD	HAYLING ISLAND		PO11 9PE
001410781962	121101	3		8.4	MR	FISKE	AM	NS924623A	144	1209.60	14 PADDOCK GROVE	VERWOOD		BH31 6HN
001411783062	121101	3		8.4	MR	FITZPATRICK	LJ	YW000814B	67	562.80	18 UBSDELL CLOSE	NEW MILTON		BH25 5NW
001411784962	121101	3		8.4	MR	FLACK	WL	YZ088626B	180	1512.00	39 KNIGHTS ROAD	BEARWOOD	BOURNEMOUTH	BH11 9SY
001410130662	121101	3		8.4	MR	FORD	AG	NB762335D	76	638.40	32 UPTON ROAD	POOLE		BH17 7AH
004422499260	290999	5		6.91	MR	FORD	MR	NP905473B	322	2225.02	17 MANOR PARK	BARNSTAPLE	DEVON	EX31 2DQ
003526767068	101197	7		6.91	MR	FORWARD	R	YS364233B	564	3897.24	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	BH21 4AE
001411786562	121101	3		8.4	MRS	FOSSEY	LE	YR082980B	352	2956.80	HIGHLANDS	TURKEY ISLAND	SHEDFIELD	SO32 2JE
001410369462	121101	3		8.4	MR	FOSTER	DM	YS393471A	108	907.20	1 COPYTHORNE CLOSE	BOURNEMOUTH		BH8 0NS
001410577862	121101	3		8.4	MR	FOSTER	JA	WM232062D	877	7366.80	22 MERLIN CLOSE	BISHOPS WALTHAM	SOUTHAMPTON	SO32 1LZ
004422506960	290999	5		6.91	MR	FOSTER	KW	YH378503A	742	5127.22	29 REDHILL DRIVE	REDHILL	BOURNEMOUTH	BH10 6AG
001410131462	121101	3		8.4	MR	FOSTER	MR	NE625903C	126	1058.40	1 MILBURN CLOSE	BOURNEMOUTH		BH4 9JG
001411006262	121101	3		8.4	MR	FOX	K	YZ176379A	108	907.20	7 ST. JOHNS ROAD	LOCKS HEATH	SOUTHAMPTON	SO31 6NE
001410860262	121101	3		8.4	MR	FOXWELL	PR	JA094706A	90	756.00	23 HAYNES AVENUE	POOLE		BH15 2ED
001411083662	121101	3		8.4	MR	FRAMPTON	BG	YT010473C	180	1512.00	78 HARDY CRESCENT	WIMBORNE		BH21 2AS
004422511560	290999	5		6.91	MR	FRANCIS	PJ	WA361463A	234	1616.94	159 REDHILL DRIVE	BOURNEMOUTH		BH10 6AH
001411058562	121101	3		8.4	MR	FREAKE	PR	YS295434C	180	1512.00	43 LYNTON GROVE	PORTSMOUTH		PO3 6NE
003526770068	101197	7		6.91	MR	FROST	IE	YH684987B	1128	7794.48	17 FORFAR CLOSE	DARLINGTON		DL1 3PR
001411794662	121101	3		8.4	MR	GAGE	GF	YB679133C	180	1512.00	15 PAINSWICK CLOSE	SARISBURY GREEN	SOUTHAMPTON	SO31 7EQ
001411253762	121101	3		8.4	MR	GALE	MG	NY698579C	180	1512.00	6 CAREY APPROACH	WAREHAM		BH20 4BD
003527274768	101197	7		6.91	MR	GALE	MG	NY698579C	564	3897.24	6 CAREY APPROACH	WAREHAM		BH20 4BD
004422518260	290999	5		6.91	MR	GALE	SJ	NH843678D	459	3171.69	11 MANNINGFORD ROAD	BLANDFORD FORUM		DT11 7TZ
001410932362	121101	3		8.4	MR	GALLOWAY	DB	NY305941A	180	1512.00	22 BARN CLOSE	UPTON	POOLE	BH16 5RX
001411509962	121101	3		8.4	MR	GAMBLE	CS	JN068842C	76	638.40	15 SHAW DRIVE	KIRKBYMOORSIDE	YORK	YO62 6PS
001411010062	121101	3		8.4	MR	GANNON	CA	WL530791A	285	2394.00	16 BALMORAL CLOSE	LORDSWOOD	SOUTHAMPTON	SO16 8ER
001411065862	121101	3		8.4	MRS	GARROD	CR	YB505972A	180	1512.00	24 CHERRYGARTH ROAD	CATISFIELD	FAREHAM	PO15 5NA



003527276368	101197	7	6.91	MR	GARROD	PV	YB600290C	2257	15595.87	24 CHERRYGARTH ROAD	CATISFIELD	FAREHAM	PO15 5NA
001410579462	121101	3	8.4	MR	GARTELL	RA	YS456414D	149	1251.60	28 ARGYLL ROAD	PARKSTONE	POOLE	BH12 2DR
001410580862	121101	3	8.4	MR	GELDART	S	NR861369C	180	1512.00	10 GREEN CLOSE	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PF
001410799162	121101	3	8.4	MR	GIBLIN	DJ	WK459719B	90	756.00	4 STANSTED GROVE	MIDDLETON ST GEORGE	DARLINGTON	DL2 1UU
001410374062	121101	3	8.4	MR	GILBERT	W	YK886311B	384	3225.60	73A CRESSEX ROAD	HIGH WYCOMBE		HP12 4PS
004422539560	290999	5	6.91	MR	GILL	RJ	NB058301A	87	601.17	44 WOLLATON ROAD	FERNDOWN		BH22 8QY
001411097662	121101	3	8.4	MR	GILMOUR	J	YH251431A	180	1512.00	28 OAK TREE AVENUE	SCOTTON	CATTERICK GARRISON	DL9 3RE
003526784068	101197	7	6.91	MR	GILMOUR	J	YH251431A	1128	7794.48	28 OAK TREE AVENUE	SCOTTON	CATTERICK GARRISON	DL9 3RE
001411514562	121101	3	8.4	MR	GLOVER	SJ	NS391802C	85	714.00	6 GLOSTER ROAD	BARNSTAPLE		EX32 9JS
001411008962	121101	3	8.4	MR	GLOVER	WG	YZ057795C	271	2276.40	14 TOWER PARK	SOUTH MOLTON		EX36 4EP
004422547660	290999	5	6.91	MR	GODWIN	A	YZ693333B	928	6412.48	25 EARLSWOOD DRIVE	ALDERHOLT	FORDINGBRIDGE	SP6 3EN
001410753362	121101	3	8.4	MR	GOLA	OS	WL372214C	180	1512.00	19 FOREST VIEW DRIVE	WIMBORNE		BH21 7NU
001411225162	121101	3	8.4	MR	GOODEY	RT	WP255856A	108	907.20	18 OAKDENE	GOSPORT		PO13 0DB
001410981162	121101	3	8.4	MR	GOODING	C	ZW176527C	76	638.40	27 PLANTATION ROAD	POOLE		BH17 9LN
001410378362	121101	3	8.4	MRS	GOODSHIP	M	NE221760D	90	756.00	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET
001410375962	121101	3	8.4	MR	GOODSHIP	S	WB005672C	180	1512.00	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET
001411799762	121101	3	8.4	MR	GOODWIN	DW	YR742538B	266	2234.40	TANGLEWOOD	6 NORTHFIELD ROAD	RINGWOOD	BH24 1LU
004422556560	290999	5	6.91	MR	GOULD	CP	YZ510592C	693	4788.63	38 LONNEN ROAD	COLEHILL	WIMBORNE	DORSET
001411802062	121101	3	8.4	MR	GRAY	W	YR671285D	76	638.40	9 COUNTESS CLOSE	MERLEY	WIMBORNE	BH21 1UJ
001410804162	121101	3	8.4	MR	GREEN	JL	YP175571D	76	638.40	9 PAGET CLOSE	MARLOW		SL7 1TP
001411975262	121101	3	8.4	MR	GREGSON	J	NP517117A	180	1512.00	17 HAWTHORN DRIVE	POOLE		BH17 7YG
004422564660	290999	5	6.91	MR	GREGSON	J	NP517117A	459	3171.69	17 HAWTHORN DRIVE	POOLE		BH17 7YG
004422570060	290999	5	6.91	MR	GRUNDY	FH	WA452503A	1064	7352.24	OLD COACH HOUSE	OVINGTON HALL COURT	OVINGTON	DL11 7BW
001410379162	121101	3	8.4	MR	GULLIVER	RC	NB699193D	212	1780.80	61 ALBION WAY	THE SYLVANS	VERWOOD	BH31 7LS
001410212462	121101	3	8.4	MR	GUMB	SJ	WB130633A	352	2956.80	80 SAUNDRGATE LANE	EAST WYBERTON	BOSTON	PE21 7AT
001411804762	121101	3	8.4	MR	GUNSON	J	ZY165279C	633	5317.20	23 BROOKSIDE	MOULTON	NEWMARKET	CB8 8SG
001410583262	121101	3	8.4	MR	GUTTERIDGE	RW	YH358241B	180	1512.00	29 LINDEN CLOSE	BARNSTAPLE	DEVON	EX31 2HD
004422577860	290999	5	6.91	MR	GUY	GC	YT010224C	234	1616.94	TWIN FIRS	NEWTOWN	WITCHAMPTON	BH21 5AU
001410974962	121101	3	8.4	MR	GYLES	RT	ZX208508B	352	2956.80	4 PANTHEON ROAD	CHANDLER'S FORD	EASTLEIGH	SO53 2NS
001410585962	121101	3	8.4	MR	HALL	BL	YT122314D	180	1512.00	22 SOUTHOVER CLOSE	BLANDFORD ST MARY	DORSET	DT11 9PY
003526800668	101197	7	6.91	MR	HALL	W	WP285193A	564	3897.24	485 WIMBORNE ROAD EAST	FERNDOWN		BH22 9NF
004422586760	290999	5	6.91	MR	HAMBLETON	M	YZ026383B	459	3171.69	11 SHAFTESBURY ROAD	WEST MOORS	FERNDOWN	BH22 0DY
001410218362	121101	3	8.4	MR	HAMER	MA	NB453376A	180	1512.00	12 HOLM OAK CLOSE	VERWOOD		BH31 7PP
001410807662	121101	3	8.4	MR	HAMON	EJ	YY368544A	199	1671.60	198 KINSON ROAD	BOURNEMOUTH		BH10 5EW
001410588362	121101	3	8.4	MR	HANSFORD	LI	YM079736A	180	1512.00	17 HIGHGROVE PARK	GRINGER HILL	MAIDENHEAD	SL6 7PQ
004422592160	290999	5	6.91	MRS	HARDING	A	YK681734A	459	3171.69	43 THE RIDGEWAY	MARLOW		SL7 3LQ
001410219162	121101	3	8.4	MR	HARDING	SK	NW908990C	144	1209.60	59 GROVE ROAD	WIMBORNE		BH21 1BN
001410589162	121101	3	8.4	MR	HARMS	M	NH164977D	560	4704.00	43 TRIMARAN ROAD	WARSASH	SOUTHAMPTON	SO31 9BE
001411411462	121101	3	8.4	MR	HARNETT	SJ	YZ200468D	76	638.40	THE ORCHARD	TEMPLE ROAD	SOUTHAMPTON	SO19 9FE
001410220562	121101	3	8.4	MR	HARRIS	D	YW479150B	144	1209.60	17 OAKWOOD ROAD	BOURNEMOUTH		BH9 3DF
004422599960	290999	5	6.91	MR	HARRIS	MG	NP593135D	976	6744.16	3 CARTLODGE AVENUE	WICKFORD		SS11 8HN
001410966862	121101	3	8.4	MR	HARRIS	RD	YB519320B	76	638.40	9 LAYARD DRIVE	MERLEY	WIMBORNE	BH21 1TF
004422601460	290999	5	6.91	MR	HARRIS	RD	YB519320B	87	601.17	9 LAYARD DRIVE	MERLEY	WIMBORNE	BH21 1TF
001411810162	121101	3	8.4	MR	HARRISON	MR	YP169396A	180	1512.00	77 HOWETH ROAD	ENSBURY PARK	BOURNEMOUTH	BH10 5DZ
001410895562	121101	3	8.4	MR	HARTRIDGE	JA	YZ185507C	90	756.00	30 HEWETT ROAD	FAREHAM		PO14 4JQ
001411812862	121101	3	8.4	MR	HASLAM	J	WE900057B	180	1512.00	76 GARDENERS GREEN	SHIPTON BELLINGER	TIDWORTH	SP9 7TA
001412105662	121101	3	8.4	MR	HAYHURST	AJ	WK061309A	352	2956.80	31 OAK TREE CLOSE	STRENSALL	YORK	YO32 5TE
001411530762	121101	3	8.4	MR	HAYWARD	CW	WB109757B	108	907.20	77 TAMAR CLOSE	FERNDOWN		BH22 8XE
004422611160	290999	5	6.91	MRS	HAYWOOD	J	TW947833A	1494	10323.54	CARETAKERS HOUSE	JOHN HAMPDEN GRAMM/	HIGH WYCOMBE	HP11 1SZ
001410596462	121101	3	8.4	MR	HENDERSON	IG	ZR540918C	529	4443.60	21 SOLENT DRIVE	BARTON ON SEA	NEW MILTON	BH25 7AW
001410595662	121101	3	8.4	MR	HENDERSON	PD	WE270196C	248	2083.20	40 HILLTOP ROAD	FERNDOWN		BH22 9QS
001411416562	121101	3	8.4	MR	HERBERT	RJ	YK074464A	316	2654.40	4 THE VILLAS	MARIANSLEIGH	SOUTH MOLTON	EX36 4LL
001411533162	121101	3	8.4	MR	HERN	EJ	YL136243B	36	302.40	49 QUEENS ROAD	BLANDFORD FORUM		DT11 7LA
001410132262	121101	3	8.4	MR	HEYS	AJ	NP146079D	352	2956.80	29 SCHOOL TERRACE	READING		RG1 3LS
001410601462	121101	3	8.4	MR	HIGGINS	GJH	YA690372B	352	2956.80	42 WINDSOR ROAD	BARNSTAPLE		EX31 4AQ
001411414962	121101	3	8.4	MR	HILL	G	NZ663900A	76	638.40	8 SEAMER HOUSE	WASHBECK CLOSE	SCARBOROUGH	YO12 4DR



001410133062	121101	3		8.4	MR	HINDLEY	C	YW000450C	303	2545.20	25 CHARLOTTE CLOSE	CHRISTCHURCH		BH23 4DF
001410382162	121101	3		8.4	MR	HINES	R	ZS484863C	877	7366.80	32 KINGS ROAD	LEE-ON-THE-SOLENT		PO13 9NU
004422633260	290999	5		6.91	MR	HOBBS	MJ	NB489090D	185	1278.35	9 LAWNS CLOSE	WIMBORNE		BH21 2JR
004422636760	290999	5		6.91	MR	HOCKING	ST	WL396504B	185	1278.35	161 ALBION WAY	VERWOOD		BH31 7LT
004422637560	290999	5		6.91	MR	HOFF	NC	YW479423C	742	5127.22	48 ST. LUKES ROAD	BOURNEMOUTH		BH3 7LT
001410610362	121101	3		8.4	MR	HOGAN	PA	YL365493A	529	4443.60	BROOME	ABINGDON ROAD	TUBNEY	OX13 5QQ
001411539062	121101	3		8.4	MR	HOGGARD	RC	WK795388D	425	3570.00	138 MOSSLEY AVENUE	POOLE		BH12 5DB
001411982562	121101	3		8.4	MR	HOLLAND	JW	NW353166C	212	1780.80	62 FAIRFAX ROAD	CHALGROVE	OXFORDSHIRE	
001410927762	121101	3		8.4	MR	HOLLOWAY	PE	YY222630B	167	1402.80	38 WALLISDOWN ROAD	TALBOT VILLAGE	WALLISDOWN	BH10 4HX
004422647260	290999	5		6.91	MR	HONEYMAN	RA	YT108455D	234	1616.94	1 VERITY CRESCENT	CANFORD HEATH	POOLE	BH17 8TH
004422655360	290999	5		6.91	MR	HORRILL	MA	YR270251C	459	3171.69	17 CRANBROOK ROAD	POOLE		BH12 3BN
001410759262	121101	3		8.4	MRS	HUDSON	JM	YP220244A	352	2956.80	65 HIGH HOWE LANE	BEARWOOD	BOURNEMOUTH	BH11 9QU
001411821762	121101	3		8.4	MRS	HUDSON	LJ	WE740594A	180	1512.00	3 MANOR ROAD	DUCKLINGTON	WITNEY	OX29 7YD
004422661860	290999	5		6.91	MRS	HUDSON	LJ	WE740594A	459	3171.69	3 MANOR ROAD	DUCKLINGTON	WITNEY	OX29 7YD
001410635962	121101	3		8.4	MR	HUMPHREY	P	ZY042386C	108	907.20	1 STOURVALE AVENUE	CHRISTCHURCH		BH23 2EU
001411398362	121101	3		8.4	MR	HUNT	GP	NY875214D	180	1512.00	36 KEEP HILL DRIVE	HIGH WYCOMBE		HP11 1DT
001410392962	121101	3		8.4	MR	HUNTER	NR	YH561487C	108	907.20	15 HILLS ORCHARD	MARTOCK		TA12 6DF
004422668560	290999	5		6.91	MR	HUTTER	JW	WP162951B	371	2563.61	2 GLEBELAND VILLAS	BISHOPS NYMPTON	SOUTH MOLTON	EX36 4PT
001411986862	121101	3		8.4	MR	HUTTON	NF	ZW142123B	352	2956.80	43 HIGHFIELD RISE	SHREWTON	SALISBURY	SP3 4DZ
001411364962	121101	3		8.4	MR	HUXLEY	RS	YS324154C	180	1512.00	30 ST. MARYS CLOSE	BRANSGORE	CHRISTCHURCH	BH23 8HU
004422671560	290999	5		6.91	MR	HUXTABLE	R	YB127815A	234	1616.94	86 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4ET
001412168462	121101	3		8.4	MR	IRWIN	AG	YB115025D	380	3192.00	STANBRIDGE HOUSE	STANBRIDGE	WIMBORNE	BH21 4JD
001411990662	121101	3		8.4	MR	ISAAC	MCS	WB007130B	180	1512.00	41 HOWARDS CLOSE	SOUTH MOLTON		EX36 4JT
001410864562	121101	3		8.4	MR	JACK	AR	NA320434A	149	1251.60	45 SEVENOAKS ROAD	PORTSMOUTH		PO6 3JP
003527327168	101197	7		6.91	MR	JACKSON	DTM	NH141329D	338	2335.58	24 TAVISTOCK MEWS	HIGH WYCOMBE		HP12 3DG
001410136562	121101	3		8.4	MRS	JACKSON	S	NA639239C	285	2394.00	21 BERWICK ROAD	MARLOW		SL7 3AR
001410138162	121101	3		8.4	MR	JACKSON	SD	NB953505B	334	2805.60	21 BERWICK ROAD	MARLOW		SL7 3AR
001411122062	121101	3		8.4	MR	JAMES	MD	NR255688B	316	2654.40	84 COLLINGWORTH RISE	PARK GATE	SOUTHAMPTON	SO31 1DB
001411827662	121101	3		8.4	MR	JAMES	MSE	NA239237A	180	1512.00	75 FERNSIDE ROAD	POOLE		BH15 2JQ
004422689860	290999	5		6.91	MR	JASKOWSKI	PGJ	WA092350B	273	1886.43	1 THE GOWERS	AMERSHAM		HP6 6ER
004422690160	290999	5		6.91	MR	JEANS	AR	YT265805D	693	4788.63	6 MERRIEFIELD CLOSE	BROADSTONE		BH18 8DG
001411085262	121101	3		8.4	MISS	JEFFRIES	AS	NP868192A	90	756.00	2 SPRUCE CLOSE	POOLE		BH17 7YT
004422695260	290999	5		6.91	MR	JENNER	RM	YS369110B	185	1278.35	50 COWSLIP ROAD	BROADSTONE		BH18 9QZ
001410812262	121101	3		8.4	MR	JENNINGS	NL	YR097184A	76	638.40	74 WORTHING AVENUE	GOSPORT		PO12 4DH
001411020862	121101	3		8.4	MR	JOHNS	DA	WK415295D	40	336.00	OAK CROFT	42 PARKLANDS	SOUTH MOLTON	EX36 4EW
003527338768	101197	7		6.91	MR	JOHNS	DA	WK415295D	112	773.92	OAK CROFT	42 PARKLANDS	SOUTH MOLTON	EX36 4EW
001411543962	121101	3		8.4	MR	JOHNS	SP	NB515263D	266	2234.40	BURGHFIELD 5 RUSSELL CLOSE	BARNSTAPLE	DEVON	EX32 0NZ
003527339568	101197	7		6.91	MR	JOHNSON	AN	YS956177D	225	1554.75	1 NEWBURGH COURT	WOODSIDE	SPENNYMOOR	DL16 6YX
001411545562	121101	3		8.4	MR	JOHNSON	GA	WM480947B	330	2772.00	47 HENDFORD ROAD	ENSBURY PARK	BOURNEMOUTH	BH10 5AU
004422703760	290999	5		6.91	MR	JOHNSTONE	C	NM000765C	654	4519.14	77 WOODLANDS AVENUE	POOLE		BH15 4EG
004422704560	290999	5		6.91	MR	JOHNSTONE	G	WM719247A	1074	7421.34	20 SORREL GARDENS	BROADSTONE		BH18 9WA
001410399662	121101	3		8.4	MISS	JONES	NA	NR638436A	180	1512.00	4 OLD FARM GARDENS	BLANDFORD FORUM		DT11 7UU
001411550162	121101	3		8.4	MR	JONES	PA	NE144442D	180	1512.00	74 NEWTOWN ROAD	MARLOW		SL7 1LQ
001411216262	121101	3		8.4	MR	KELD	AJ	YA959777C	108	907.20	122 FIRTHLAND ROAD	PICKERING		YO18 8DB
001410229962	121101	3		8.4	MISS	KELD	NJ	NX490736D	76	638.40	57 WHITFIELD AVENUE	PICKERING		YO18 7HX
004422729060	290999	5		6.91	MR	KEMMITT	J	NS071941A	371	2563.61	172 CUTLERS PLACE	WIMBORNE		BH21 2HZ
001411553662	121101	3		8.4	MR	KEMPSTER	AR	JH718643D	144	1209.60	14 LARICSMEAD	BLANDFORD	FORUM	DT11 7LU
004422731260	290999	5		6.91	MR	KEMPSTER	AR	JH718643D	107	739.37	14 LARICSMEAD	BLANDFORD	FORUM	DT11 7LU
001410825462	121101	3		8.4	MR	KENNEDY	IW	WM156643B	90	756.00	36 PARKLANDS	SOUTH MOLTON		EX36 4EW
004422733960	290999	5		6.91	MR	KERBY	AM	WL936077D	781	5396.71	15 RAMSBURY CLOSE	BLANDFORD FORUM		DT11 7UF
001411830662	121101	3		8.4	MRS	KERRIGAN	LA	YP879176D	266	2234.40	1 HARRIERS CLOSE	HIGHCLIFFE	CHRISTCHURCH	BH23 4SL
004422737160	290999	5		6.91	MR	KING	S	NE691540A	185	1278.35	11 AVRO CLOSE	REGENTS PARK	SOUTHAMPTON	SO15 4AE
004422739860	290999	5		6.91	MR	KINGDOM	NR	WE759057D	273	1886.43	16 SPEARFIELD CLOSE	SOUTH MOLTON		EX36 4SE
001411309662	121101	3		8.4	MR	KINGDON	RW	WE248831A	76	638.40	9 EXETER GATE	SOUTH MOLTON		EX36 4AN
001411023262	121101	3		8.4	MR	KINGDON	SR	YT080163C	108	907.20	13 CHURCHILL CRESCENT	DEVON		EX36 4EL
001411401762	121101	3		8.4	MR	KIRK	DA	JC436865B	76	638.40	36 OAKLANDS WAY	FAREHAM		PO14 4LE



001410847562	121101	3		8.4	MR	KIRKBY	A	NW336096A	248	2083.20	33 COACHMANS COURT	SHEPSHED	LOUGHBOROUGH	LE12 9SE
001410411962	121101	3		8.4	MR	KITCHER	IJ	WE003995D	180	1512.00	14 EVERING AVENUE	PARKSTONE	POOLE	BH12 4JQ
001410231062	121101	3		8.4	MR	KITTERINGHAM	CW	YH331255A	126	1058.40	PINEVIEW	220 WIMBORNE ROAD WE	WIMBORNE	BH21 2DY
001410832762	121101	3		8.4	MR	KNIGHT	D	YA619485D	352	2956.80	82 RED BARN LANE	FAREHAM		PO15 6HH
001411166262	121101	3		8.4	MR	KNIGHT	DJ	WE089168B	90	756.00	50 LYNDHURST ROAD	CHILTON	FERRYHILL	DL17 0PN
001411993062	121101	3		8.4	MR	KNOWLTON	PB	YY222235D	22	184.80	2 SUMMER FIELDS	VERWOOD		BH31 6LG
001410664262	121101	3		8.4	MR	KOYD	LG	JX739933B	76	638.40	3 MIDDLETON ROAD	BOURNEMOUTH		BH9 2SU
001411995762	121101	3		8.4	MR	LAIRD	AJ	JE112840A	76	638.40	HIGHWAYS	POTTERY LANE	YELLAND	EX31 3EH
004422756860	290999	5		6.91	MR	LANE	MH	NA946722A	371	2563.61	20 MALLARD ROAD	WIMBORNE		BH21 2NJ
001410412762	121101	3		8.4	MR	LANGLEY-EVANS	H	YR985146B	701	5888.40	LITTLE BRAMBLES	CHAPEL ROAD	SWANMORE	SO32 2QA
004422760660	290999	5		6.91	MR	LARCOMBE	MC	NP165229A	928	6412.48	34 BRIDLE WAY	WIMBORNE		BH21 2UB
004422761460	290999	5		6.91	MR	LAWS	RC	YK593833A	459	3171.69	27 BROOMHOUSE PARK	BROOK RISE	WITHERIDGE	EX16 8HB
001410937462	121101	3		8.4	MR	LAWTHER	JW	YX424505A	180	1512.00	29 DRUMDUAN PARK	FORRES		IV36 1GF
001411998162	121101	3		8.4	MR	LEACH	MJ	NS638490C	212	1780.80	1 PATHFIELD CLOSE	ROUNDSWELL	BARNSTAPLE	EX31 3XP
001410673162	121101	3		8.4	MR	LEDGER	MJ	YP209140A	90	756.00	11 HOWARDS CLOSE	SOUTH MOLTON		EX36 4JT
001410905662	121101	3		8.4	MR	LEE	RD	YR042229D	212	1780.80	2 WAYMAN ROAD	CORFE MULLEN	WIMBORNE	BH21 3PN
001410241862	121101	3		8.4	MR	LEGG	JM	JB406055D	266	2234.40	22 LANGTON CRESCENT	BLANDFORD FORUM		DT11 7EP
004422768160	290999	5		6.91	MR	LEVER	PG	WE642735A	693	4788.63	11 DAWS AVENUE	BOURNEMOUTH		BH11 8SB
001410675862	121101	3		8.4	MR	LEWIS	GC	NP196200C	877	7366.80	14 RODGETT CRESCENT	WAREHAM		BH20 7AR
001411560962	121101	3		8.4	MR	LEWORTHY	CG	YR740644B	144	1209.60	11 CORONATION COTTAGES	SOUTH MOCKTON	DEVON	EX36 3AS
004422771160	290999	5		6.91	MR	LEWORTHY	CG	YR740644B	371	2563.61	11 CORONATION COTTAGES	SOUTH MOCKTON	DEVON	EX36 3AS
001410242662	121101	3		8.4	MRS	LIDDLE	J	YM705021D	180	1512.00	32 RECREATION ROAD	PARKSTONE	POOLE	BH12 2EB
001410918862	121101	3		8.4	MR	LIPSCOMBE	PA	NA312615C	76	638.40	67 NORTHUMBRIA ROAD	MAIDENHEAD		SL6 3DQ
001410417862	121101	3		8.4	MR	LOCKWOOD	VC	YA133260B	108	907.20	17 LAMBOURNE CLOSE	THRUXTON	ANDOVER	SP11 8LS
004422776260	290999	5		6.91	MR	LOCKWOOD	VC	YA133260B	879	6073.89	17 LAMBOURNE CLOSE	THRUXTON	ANDOVER	SP11 8LS
003526883968	101197	7		6.91	MR	LOVELESS	AW	YB037400B	846	5845.86	8 PENGELLY AVENUE	NOTHBOURNE	BOURNEMOUTH	BH10 6DR
004422780060	290999	5		6.91	MR	LOVELESS	AW	YB037400B	625	4318.75	8 PENGELLY AVENUE	NOTHBOURNE	BOURNEMOUTH	BH10 6DR
001411832262	121101	3		8.4	MR	LUCE	J	YB660961D	285	2394.00	56 WITNEY ROAD	DUCKLINGTON	WITNEY	OX29 7TS
004422782760	290999	5		6.91	MR	LUDLOW	B	ZY850572C	556	3841.96	110 HORSHAM AVENUE	BOURNEMOUTH		BH10 7JQ
003526884768	101197	7		6.91	MR	LYTH	JW	NB108918A	564	3897.24	118 WALLINGTON ROAD	BILLINGHAM		TS23 3XQ
001412001762	121101	3		8.4	MR	MAIDMENT	NE	ZW848739D	144	1209.60	9 HIGHFIELD ROAD	BOURNEMOUTH		BH9 2SE
001412002562	121101	3		8.4	MISS	MAIDMENT	R	JE374433B	560	4704.00	9 HIGHFIELD ROAD	BOURNEMOUTH		BH9 2SE
001410141162	121101	3		8.4	MR	MANDEVILLE	R	YP736041A	285	2394.00	34 FURZEBROOK CLOSE	CANFORD HEATH	POOLE	BH17 9EX
004422799160	290999	5		6.91	MR	MARCUS	PS	YW936005C	459	3171.69	WOODCROFT	9 WIGHT WALK	WEST PARLEY	BH22 8QA
001410423262	121101	3		8.4	MR	MARENGO	MP	NW770556D	108	907.20	37 TWEEDALE ROAD	BOURNEMOUTH		BH9 3LL
003526899568	101197	7		6.91	MR	MARKS	AP	WP176846C	1128	7794.48	33 CUCKLINGTON GARDENS	BOURNEMOUTH		BH9 3QR
004422800960	290999	5		6.91	MR	MARKS	AP	WP176846C	185	1278.35	33 CUCKLINGTON GARDENS	BOURNEMOUTH		BH9 3QR
004422802560	290999	5		6.91	MR	MARSDEN	BR	YS988515B	459	3171.69	167 SANDBANKS ROAD	POOLE		BH14 8EJ
004422806860	290999	5		6.91	MR	MARSH	T	YX069055C	459	3171.69	117 CLARENDON ROAD	BROADSTONE		BH18 9HU
001411210362	121101	3		8.4	MR	MARSHALL	CH	ZY822518D	180	1512.00	20 THE DALE	LETCHWORTH GARDEN CITY		SG6 3SG
001410425962	121101	3		8.4	MR	MARTIN	R	WA342877A	22	184.80	8 VISCOUNT DRIVE	MUDEFORD	CHRISTCHURCH	DORSET
004422814960	290999	5		6.91	MR	MASTERSON	EG	YR610529C	87	601.17	5 AIRA CLOSE	GAMSTON	NOTTINGHAM	NG2 6QH
001410872662	121101	3		8.4	MR	MATTHEWS	MJ	NB807391D	144	1209.60	9 THIRLMERE	PRYORS WOOD	STEVENAGE	SG1 6AQ
001410432162	121101	3		8.4	MR	MATTHEWS	RK	NM729469C	352	2956.80	98 PARHAM ROAD	GOSPORT		PO12 4UE
001412008462	121101	3		8.4	MISS	MATTHEWS	S	ZY676482C	90	756.00	28 LANCASTER CLOSE	BURSLEDON	SOUTHAMPTON	SO31 8GT
004422815760	290999	5		6.91	MR	MAY	KD	WK330647B	459	3171.69	115 COWLEY CLOSE	SOUTHAMPTON		SO16 9WE
001411574962	121101	3		8.4	MR	MC COURT	J	HM767583C	352	2956.80	RATHGAR	STATION ROAD	BURGHEAD	IV30 5UN
001410439962	121101	3		8.4	MR	MCCARTHY	M	NM267514C	76	638.40	301 COLUMBIA ROAD	BOURNEMOUTH		BH10 4EQ
001411013562	121101	3		8.4	MR	MCCARTNEY	EW	JC993632A	180	1512.00	6 ROTHERFIELD ROAD	HIGHCLIFFE-ON-SEA	CHRISTCHURCH	BH23 5NE
004422823860	290999	5		6.91	MR	MCDONNELL	C	WE036785D	459	3171.69	2 LINNET ROAD	CREEKMOOR	POOLE	BH17 7TG
001412009262	121101	3		8.4	MR	MCDOWELL	K	YW612338C	230	1932.00	13B WOLVERTON ROAD	BOURNEMOUTH		BH7 6HT
001410938262	121101	3		8.4	MR	MCENTEE	R	YA235935B	352	2956.80	YELLOWCRAIG	RAFFORD FORRES	MORAY	IV36 0RU
001411004662	121101	3		8.4	MR	MCEVANSONEYA	AT	WK108335D	76	638.40	51 KINGSWAY	SOUTH MOLTON		EX36 4AL
004422826260	290999	5		6.91	MR	MCGOWAN	GJT	YA918378D	234	1616.94	8 VERNON CLOSE	AMESBURY	SALISBURY	SP4 7QP
001412012262	121101	3		8.4	MR	MCKAY	BJ	YA103509D	701	5888.40	19 ERICA CLOSE	LOCKS HEATH	SOUTHAMPTON	SO31 6SD
004422829760	290999	5		6.91	MR	MCLAUGHLIN	DJ	YH752173A	185	1278.35	1 WARREN WALK	FERNDOWN		BH22 9LR



001411015162	121101	3		8.4	MR	MCLEAN	G	NE670206A	144	1209.60	HEILUM	TOMNABENT	ABERLOUR	AB38 9NP
001410692862	121101	3		8.4	MR	MELVILLE	AP	JK013699D	180	1512.00	10 REDHILL AVENUE	REDHILL	BOURNEMOUTH	BH9 2SN
001412160962	121101	3		8.4	MR	MERRIMAN	R	YB287552B	529	4443.60	BRIDGEWOOD	UMBERLEIGH		EX37 9DU
001410694462	121101	3		8.4	MR	MESSENGER	AV	NM355643D	76	638.40	13 HEATHER CLOSE	BOURNEMOUTH		BH8 0ER
004422835160	290999	5		6.91	MR	MESSENGER	AV	NM355643D	654	4519.14	13 HEATHER CLOSE	BOURNEMOUTH		BH8 0ER
001410697962	121101	3		8.4	MR	METCALF	T	YM710946B	144	1209.60	14 STATION ROAD	HELMSLEY	YORK	YO62 5BZ
004422839460	290999	5		6.91	MR	MICALLEF	JM	YM051704A	234	1616.94	13 OAKFORD CLOSE	NORTH MOLTON	SOUTH MOLTON	EX36 3HF
001410703762	121101	3		8.4	MR	MOGG	F	YB657242C	180	1512.00	20 ALBERT ROAD	BISHOPS WALTHAM	SOUTHAMPTON	SO32 1DL
004422854860	290999	5		6.91	MR	MOORES	PA	YS385037C	459	3171.69	SEA HEIGHTS	12 PURBECK ROAD	BARTON ON SEA	BH25 7QG
004422855660	290999	5		6.91	MR	MORGAN	P	YH418448D	1592	11000.72	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH	BH23 8BJ
001410873462	121101	3		8.4	MRS	MORRIS	J.	YB722221C	162	1360.80	BENTWICHEN COTTAGE	NORTH MOLTON	DEVON	EX36 3HA
003527394868	101197	7		6.91	MR	MORRISON	PV	YX265420D	1128	7794.48	38A BOOKER LANE	HIGH WYCOMBE		HP12 3UZ
004422861060	290999	5		6.91	MR	MOSLEY	AC	NE037858B	185	1278.35	6 LACY CLOSE	WIMBORNE		BH21 1DL
001410921862	121101	3		8.4	MR	MOSS-DAVIES	RH	YB594205C	352	2956.80	7 HARNESS CLOSE	WIMBORNE		BH21 2UF
004422862960	290999	5		6.91	MR	MOSS-DAVIES	RH	YB594205C	556	3841.96	7 HARNESS CLOSE	WIMBORNE		BH21 2UF
001412016562	121101	3		8.4	MR	MOULE	KM	WK432487B	352	2956.80	2 RODNEY ROAD	HARTFORD	HUNTINGDON	PE29 1RZ
001411279062	121101	3		8.4	MR	MOWLE	KM	NS468204B	104	873.60	8 MARLIN CLOSE	GOSPORT		PO13 9UZ
001410928562	121101	3		8.4	MR	MOWLEM	I	NM184446D	180	1512.00	51 GODMANSTON CLOSE	POOLE		BH17 8BT
004422865360	290999	5		6.91	MR	MOWLEM	I	NM184446D	654	4519.14	51 GODMANSTON CLOSE	POOLE		BH17 8BT
004422868860	290999	5		6.91	MR	MUNDY	M	WB137275C	371	2563.61	8 COVE ROAD	BOURNEMOUTH		BH10 4BN
004422869660	290999	5		6.91	MR	MUNDY	NS	YE057489A	459	3171.69	3 COLLIPRIEST VIEW	ASHLEY	TIVERTON	EX16 5PR
004422874260	290999	5		6.91	MR	NASH	DR	ZY665105B	459	3171.69	21 ASH ROAD	HIGH WYCOMBE		HP12 4SW
001411587062	121101	3		8.4	MS	NELSON	PM	YS140541D	108	907.20	205 HARTLAND ROAD	READING		RG2 8DL
004422877760	290999	5		6.91	MR	NESFIELD	JB	WE624100C	87	601.17	17 CHANTRY ROAD	EAST AYTON	SCARBOROUGH	YO13 9EP
001412127762	121101	3		8.4	MR	NEWPORT	L	WM426725A	199	1671.60	141 LEESON DRIVE	FERNDOWN		BH22 9RF
001411850062	121101	3		8.4	MR	NEWTON	D	WK507490D	76	638.40	33 QUINN WAY	LETCHWORTH	HERTFORDSHIRE	SG6 2TX
001412129362	121101	3		8.4	MR	NIBLETT	GP	WK721590A	352	2956.80	THE LODGE	WESSEX LANE	SOUTHAMPTON	SO18 2JS
001410709662	121101	3		8.4	MR	NICHOLSON	WP	YX468673C	352	2956.80	101 WAVERLEY ROAD	SOUTHSEA		PO5 2PL
001412021162	121101	3		8.4	MR	NIND	MT	NA414948C	180	1512.00	57 HAWTHORN ROAD	WHIDDON VALLEY	BARNSTAPLE	EX32 8PU
004422891260	290999	5		6.91	MRS	NOLAN	AL	NX406275D	459	3171.69	26 PORTFIELD CLOSE	CHRISTCHURCH		BH23 2AH
001410145462	121101	3		8.4	MRS	NORCOTT	JL	JH090406C	76	638.40	7 BROCKTON COURT	GRENFELL ROAD	MAIDENHEAD	SL6 1JU
001411589762	121101	3		8.4	MR	O'DONNELL	NJ	JB338628A	180	1512.00	36 CORVETTE AVENUE	SOUTHAMPTON	HANTS	SO31 9AP
004422897160	290999	5		6.91	MR	OFFORD	RJ	WM310228D	2324	16058.84	LAUREL HOUSE	SOUTHSIDE	SCORTON	DL10 6DN
001411590062	121101	3		8.4	MR	OLDHAM	L	WE574894D	212	1780.80	15 FIELD END	WITCHFORD	ELY	CB6 2XE
001411591962	121101	3		8.4	MR	OLDRIEVE	PW	YP274889D	352	2956.80	16 STAMFORD WAY	EASTLEIGH	HANTS	SO50 7JJ
001411089562	121101	3		8.4	MR	ORMROD	NM	NB654375B	285	2394.00	23 SWORDFISH DRIVE	CHRISTCHURCH		BH23 4TP
004422906460	290999	5		6.91	MR	OSMAN	JG	NW486925B	185	1278.35	15 THE VILLAGE	CHULMLEIGH	DEVON	EX18 7RZ
001411283962	121101	3		8.4	MR	PAFFETT	MG	NB562895D	76	638.40	40 MARINE DRIVE	SELSEY	CHICHESTER	PO20 0SR
001410262062	121101	3		8.4	MR	PAINE	CG	NY152371C	126	1058.40	8 OAK ROAD	ALDERHOLT	FORDINGBRIDGE	SP6 3BL
001411592762	121101	3		8.4	MR	PALMER	MA	NZ272201A	144	1209.60	29 MOORCROFT AVENUE	BURTON	CHRISTCHURCH	BH23 7HU
001410264762	121101	3		8.4	MR	PARKER	M	WL501410B	180	1512.00	14 WYKEHAM CLOSE	POOLE		BH17 8PZ
001411598662	121101	3		8.4	MRS	PARKINSON	C	NP696460D	144	1209.60	1 CALDERMERE	SPENNYMOOR		DL16 6XT
001410443762	121101	3		8.4	MR	PARSONS	J	YB948419B	285	2394.00	7A WATERLOO SQUARE	BOGNOR REGIS		PO21 1TE
001410757662	121101	3		8.4	MR	PARTRIDGE	SM	NW347226B	438	3679.20	26 FRAMPTON WAY	TOTTON	SOUTHAMPTON	SO40 9AE
001412038662	121101	3		8.4	MR	PATERSON	R	NH725190B	266	2234.40	26 LENTUNE WAY	LYMINGTON		SO41 3PF
001410265562	121101	3		8.4	MR	PATRICK	M	WL661997D	40	336.00	26 ENSBURY AVENUE	BOURNEMOUTH		BH10 4HG
001410943962	121101	3		8.4	MR	PAYNE	MJ	YE171583B	212	1780.80	19 ELM ROAD	HIGH WYCOMBE		HP12 4TA
001410269862	121101	3		8.4	MR	PEARCE	MWJ	NW454778B	307	2578.80	1 WILLOWMEAD SQUARE	MARLOW		SL7 1HP
001410270162	121101	3		8.4	MR	PEARSON	JM	NW225256C	108	907.20	4 OLD FARM GARDENS	BLANDFORD FORUM		DT11 7UU
003526946068	101197	7		6.91	MR	PEDLEY	AE	YX473655B	225	1554.75	56 SULLINGTON ROAD	SHEPSHED	LEICESTER	LE12 9JG
001410774662	121101	3		8.4	MR	PENNOCK	R	YM525508D	180	1512.00	57 BEAUFORT AVENUE	FAREHAM		PO16 7PE
003526947968	101197	7		6.91	MR	PEPPER	MD	WE055099D	564	3897.24	32 OAKLEY ROAD	MERLEY	WIMBORNE	BH21 1QJ
001411167062	121101	3		8.4	MR	PERCIVAL	JBB	YP965455C	108	907.20	25 BROOKMEAD DRIVE	WALLINGFORD		OX10 9BG
001410747962	121101	3		8.4	MR	PERREN	C	WK795352C	303	2545.20	125A FERNSIDE ROAD	POOLE		BH15 2EN
001410915362	121101	3		8.4	MR	PETERSEN	MA	WP162955C	22	184.80	23 LIVAROT WALK	SOUTH MOLTON		EX36 4EF
003527415468	101197	7		6.91	MR	PETERSEN	MA	WP162955C	56	386.96	23 LIVAROT WALK	SOUTH MOLTON		EX36 4EF



001410600662	121101	3		8.4	MR	PHIMISTER	JK	JA463267D	76	638.40	10 STOCKLEY ROAD	WAREHAM		BH20 4EZ
001411046162	121101	3		8.4	MR	PICKERING	K	YT104115C	180	1512.00	48 OLD BARN ROAD	NR WAREHAM	DORSET	BH20 7HF
004422953660	290999	5		6.91	MR	PICKERING	K	YT104115C	459	3171.69	48 OLD BARN ROAD	NR WAREHAM	DORSET	BH20 7HF
001411244862	121101	3		8.4	MR	PIDLER	KJ	NX398135A	248	2083.20	32 HODGES WALK	TORRINGTON		EX38 7NP
001410448862	121101	3		8.4	MR	PIKE	DR	ZY629921B	180	1512.00	83 FRENCHS FARM ROAD	POOLE		BH16 5RT
004422959560	290999	5		6.91	MR	PIKE	DR	ZY629921B	556	3841.96	83 FRENCHS FARM ROAD	POOLE		BH16 5RT
004422960960	290999	5		6.91	MR	PIKE	SJ	NB755539A	459	3171.69	174 RUNNYMEDE AVENUE	BOURNEMOUTH		BH11 9SP
003527420068	101197	7		6.91	MR	PINCOMBE	NR	WL382904B	112	773.92	30 NORTH STREET	SOUTH MOLTON		EX36 3AW
001411336362	121101	3		8.4	MR	PINK	JW	YP169460A	212	1780.80	14 DENMARK ROAD	BOURNEMOUTH		BH9 1PB
004422962560	290999	5		6.91	MR	PINK	JW	YP169460A	693	4788.63	14 DENMARK ROAD	BOURNEMOUTH		BH9 1PB
001411606062	121101	3		8.4	MR	PIPE	DG	YT009966A	76	638.40	5 OLD KILN ROAD	POOLE		BH16 5SG
004422972260	290999	5		6.91	MR	POPE	JM	YX197503D	654	4519.14	THE RISE	18 HIGHLAND ROAD	WIMBORNE	BH21 2QN
001410451862	121101	3		8.4	MR	POPEJOY	MEJ	ZT735881D	316	2654.40	118 NEW ROAD	MARLOW BOTTOM	MARLOW	SL7 3NW
004423171960	290999	5		6.91	MRS	POULTON	SJ	NA373941A	459	3171.69	7 FURNELL ROAD	POOLE		BH15 1UT
001411611762	121101	3		8.4	MR	PRESTON	CJ	YY271965C	76	638.40	11 ACORN CLOSE	MARCHWOOD	SOUTHAMPTON	SO40 4YN
004422983860	290999	5		6.91	MR	PRESTON	CJ	YY271965C	185	1278.35	11 ACORN CLOSE	MARCHWOOD	SOUTHAMPTON	SO40 4YN
001410611162	121101	3		8.4	MR	PROSSER	ND	NE535319A	40	336.00	THE FIVE GABLES	11 ALWIN CLOSE	INGLEBY BARWICK	TS17 0PF
001410892062	121101	3		8.4	MR	PRUST	CP	YZ060201C	493	4141.20	TREVARRICK HOUSE	KING STREET	COMBE MARTIN	EX34 0DA
001411863262	121101	3		8.4	MR	PUNT	M	NY847296C	248	2083.20	6 STATION GATE	BURWELL	CAMBRIDGE	CB5 0BZ
001411613362	121101	3		8.4	MR	QUERIPEL	D	JP238037B	76	638.40	34 WESLEY ROAD	WIMBORNE		BH21 2PG
001410826262	121101	3		8.4	MRS	QUICK	M	YM112155A	108	907.20	BEECH CLOSE	MESHAW	SOUTH MOLTON	EX36 4NN
004422992760	290999	5		6.91	MR	RABBETTS	DG	YT264119D	371	2563.61	28 NAMU ROAD	WINTON	BOURNEMOUTH	BH9 2QU
001410282562	121101	3		8.4	MISS	RACKSTRAW	GL	JK973884A	76	638.40	6 WINDMILL ROAD	BLANDFORD FORUM		DT11 7HG
001412132362	121101	3		8.4	MR	RAINGER	J	NY874218C	877	7366.80	SKIBBOWS HOUSE	KINGS NYMPTON	UMBERLEIGH	EX37 9SR
001410849162	121101	3		8.4	MR	RANCE	PA	NR825187D	361	3032.40	19 NORMANTON DRIVE	LOUGHBOROUGH	LEICS	LE11 1NT
003526967368	101197	7		6.91	MR	RANCE	PA	NR825187D	677	4678.07	19 NORMANTON DRIVE	LOUGHBOROUGH	LEICS	LE11 1NT
001411865962	121101	3		8.4	MR	RANDALL	LC	WM767341A	230	1932.00	15 GRENDON GARDENS	MIDDLETON ST GEORGE	DARLINGTON	DL2 1HJ
004423001160	290999	5		6.91	MR	RATCLIFFE	AF	YY719232B	2324	16058.84	COLMARTON	WHASHTON	RICHMOND	DL11 7JL
001410452662	121101	3		8.4	MR	RAWLES	AM	JL908355D	144	1209.60	16 EMILY CLOSE	CHRISTCHURCH		BH23 2NN
001411118262	121101	3		8.4	MR	READING	AW	WM596928C	352	2956.80	39 THE RIDINGS	WALTHAM CHASE	SOUTHAMPTON	SO32 2TR
001410453462	121101	3		8.4	MR	REED	JW	YM022915C	126	1058.40	165 WEST WAY	BROADSTONE		BH18 9LQ
004423007060	290999	5		6.91	MR	REED	JW	YM022915C	234	1616.94	165 WEST WAY	BROADSTONE		BH18 9LQ
001411618462	121101	3		8.4	MR	REED	MC	ZW304060C	380	3192.00	54A GREEN LANE	LETCHWORTH	HERTFORDSHIRE	SG6 1EG
001410146262	121101	3		8.4	MR	REGAN	BN	YA135084B	76	638.40	34 ROOKERY COURT	MARLOW		SL7 3HR
001412047562	121101	3		8.4	MRS	REW	IM	YK183307C	162	1360.80	124 BRIDLE WAY	WIMBORNE		BH21 2UX
001412048362	121101	3		8.4	MR	REW	RJ	YL330492A	167	1402.80	124 BRIDLE WAY	WIMBORNE		BH21 2UX
001410619762	121101	3		8.4	MR	REYNOLDS	JW	JC412245B	352	2956.80	49 BADER ROAD	CANFORD HEATH	POOLE	BH17 8PW
003526978968	101197	7		6.91	MR	RHODES	A	YY727793D	451	3116.41	131 SALUTATION ROAD	DARLINGTON		DL3 8JS
001411250262	121101	3		8.4	MR	RICHARDSON	MK	YX021114B	266	2234.40	10 CLANDON DRIVE	EASTLEIGH		SO50 4QQ
004423022460	290999	5		6.91	MR	ROBERTS	MA	NM139686B	234	1616.94	55 CLAYHALL ROAD	GOSPORT	HANTS	PO12 2AH
004423023260	290999	5		6.91	MR	ROBINSON	C	YK517419C	185	1278.35	QUARRY COTTAGE	BUSH GARDENS	AMOTHERBY	YO17 6TH
001410837862	121101	3		8.4	MISS	ROBINSON	E	NS230295C	212	1780.80	32 MAISON DIEU	RICHMOND		DL10 7AU
004423029160	290999	5		6.91	MR	ROE	J	YW658898C	195	1347.45	83 YORK ROAD	BROADSTONE	POOLE	DORSET
001411377062	121101	3		8.4	MR	ROGERS	A	NW969202D	285	2394.00	30 CONNAUGHT CRESCENT	PARKSTONE	POOLE	BH12 2EN
001411063162	121101	3		8.4	MR	ROGERS	BP	YB599088B	76	638.40	312 SOUTHAMPTON ROAD	TITCHFIELD	FAREHAM	PO14 4AZ
001410459362	121101	3		8.4	MR	ROGERS	RN	YZ071632C	180	1512.00	28 ASCOT ROAD	BROADSTONE		BH18 9EZ
001410752562	121101	3		8.4	MRS	ROGERS	SJ	NP030547A	180	1512.00	60 THE GROVE	BOURNEMOUTH		BH9 2TX
004423031360	290999	5		6.91	MR	ROLFE	A	ZX295233A	185	1278.35	111 LEIGH ROAD	WIMBORNE		BH21 2AB
004423032160	290999	5		6.91	MRS	ROLFE	JP	YP270073D	185	1278.35	111 LEIGH ROAD	WIMBORNE		BH21 2AB
001412136662	121101	3		8.4	MR	ROMAINE	ME	YZ043963A	180	1512.00	2 CHAUCER CLOSE	FAREHAM		PO16 7PD
001410288462	121101	3		8.4	MR	ROSE	BS	NH302250C	493	4141.20	5 WATER LANE	DURWESTON	BLANDFORD FORUM	DT11 0QB
001410290662	121101	3		8.4	MR	RUFFELL	M	NA686051B	180	1512.00	19 COVENTRY CLOSE	CORFE MULLEN	WIMBORNE	BH21 3UW
001411622262	121101	3		8.4	MR	RUSSELL	C	YA173648A	180	1512.00	26 HEDDINGTON DRIVE	BLANDFORD FORUM		DT11 7TP
004423041060	290999	5		6.91	MR	RUSSELL	M	JG637504A	1641	11339.31	26 HEDDINGTON DRIVE	BLANDFORD FORUM		DT11 7TP
004423042960	290999	5		6.91	MR	RUSSELL	PR	YP270239C	234	1616.94	12 WAKELY ROAD	BOURNEMOUTH		BH11 9EE
001410637562	121101	3		8.4	MRS	RUTLAND	J	WE070238D	529	4443.60	21 SOUTH DRIVE	HIGH WYCOMBE		HP13 6JU

001412054862	121101	3	8.4	MR	RYAN	KJ	WK692890B	180	1512.00	4 LEIGH ROAD	FAREHAM		PO16 7SZ
001410461562	121101	3	8.4	MR	SACH	JR	YA677288A	108	907.20	JUBILEE HOUSE	NEWNHAM	UMBERLEIGH	EX37 9EU
001411872162	121101	3	8.4	MR	SALISBURY	PE	WE270282C	108	907.20	55 WILD RIDINGS	FAREHAM		PO14 3DB
001411874862	121101	3	8.4	MR	SAMMONS	GB	YL111346A	633	5317.20	15 BAGLEY CLOSE	KENNINGTON	OXFORD	OX1 5LS
001410963362	121101	3	8.4	MR	SAUNDERS	I	NP927512C	76	638.40	178 WHITEHILL ROAD	ELLISTOWN	COALVILLE	LE67 1EQ
004423054260	290999	5	6.91	MR	SCARFF	MJ	WL954465A	97	670.27	11 VICARAGE ROAD	POOLE		BH15 3AU
001410292262	121101	3	8.4	MR	SCIVIER	DJ	JS164253B	285	2394.00	38 ST. CLEMENTS ROAD	BOURNEMOUTH		BH1 4EA
001411188362	121101	3	8.4	MR	SCOBLE	PS	JE458064A	108	907.20	1 BARNSLEY FARM COTTAGES	BARNSLEY	WIMBORNE	BH21 4HZ
001411675662	121101	3	8.4	MR	SCOINS	SR	YW248891B	144	1209.60	HIGHER DEASON COURT	UMBERLEIGH	DEVON	EX37 9PG
001411194862	121101	3	8.4	MR	SCOTT	DC	WA323108A	285	2394.00	51 VERITY CRESCENT	CREEKMOOR	POOLE	BH17 8TT
001411001162	121101	3	8.4	MR	SCOTT	JFA	ZY372462B	108	907.20	1 CAWDOR ROAD	AULDEARN	NAIRN	IV12 5TQ
004423059360	290999	5	6.91	MR	SCOTT	L	NE262914B	556	3841.96	51 THE VINERIES	WIMBORNE		BH21 2PX
001410798362	121101	3	8.4	MR	SCOTT	MJ	WK450030C	180	1512.00	WESTER CLUNE	LETHEN	NAIRN	IV12 5LD
001410889062	121101	3	8.4	MR	SEVIOUR	MA	YW307066A	58	487.20	14 WHITEHALL CLOSE	SOUTH MOLTON		EX36 4EQ
001411357662	121101	3	8.4	MR	SEVIOUR	PK	WK948930D	370	3108.00	27 MANNINGTON WAY	WEST MOORS	FERNDOWN	BH22 0JE
004423067460	290999	5	6.91	MR	SEYMOUR	D	YX469715A	693	4788.63	22 SOUTH LAWN	WITNEY		OX28 5HU
001411878062	121101	3	8.4	MR	SHARPE	IC	NM932798D	40	336.00	12 OUTWOODS DRIVE	LOUGHBOROUGH		LE11 3LT
001411627362	121101	3	8.4	MR	SHARPS	MD	YS002465D	180	1512.00	MARYDALE	LYNDHURST ROAD	LANDFORD	SP5 2DW
004423071260	290999	5	6.91	MR	SHAW	CJ	NA495510B	1113	7690.83	64 OAK TREE ROAD	MARLOW		SL7 3EQ
001410465862	121101	3	8.4	MR	SHEARING	DC	WK810256A	235	1974.00	71 BRIXEY ROAD	POOLE		BH12 3EY
001411628162	121101	3	8.4	MR	SHEARING	MA	NW000741D	180	1512.00	16 ST. GEORGES ROAD	READING		RG30 2RL
001411630362	121101	3	8.4	MR	SHEATH	M	WP162961C	108	907.20	19 ABBOTS MEADOW	CHITTLEHAMPTON	UMBERLEIGH	EX37 9QE
001411090962	121101	3	8.4	MR	SHEEHAN	DT	WE184036C	180	1512.00	26 CHARLESBURY AVENUE	GOSPORT		PO12 3TG
001411881062	121101	3	8.4	MISS	SHERLOCK	PM	ZY72310B	90	756.00	2 CHAPEL ROW	MARTON	SINNINGTON	YO62 6RF
001411633862	121101	3	8.4	MR	SHORT	KD	NA782785D	144	1209.60	6 BARTON MEADOW ROAD	HIGH BICKINGTON	UMBERLEIGH	EX37 9AN
001411042962	121101	3	8.4	MR	SIBSON	L	ZX627893B	877	7366.80	10 HARRINGTON ROAD	SHEPSHED	LOUGHBOROUGH	LE12 9PQ
004423085260	290999	5	6.91	MR	SILVEY	DJ	YE615427C	185	1278.35	15 MEDLAR CLOSE	BURTON	CHRISTCHURCH	BH23 7PG
001410648062	121101	3	8.4	MR	SIMMONDS	PC	YB016112B	212	1780.80	WHISPERING TREES	41 BOUNDARY LANE	ST. LEONARDS	BH24 2SE
004423087960	290999	5	6.91	MR	SIMMONDS	PC	YB016112B	459	3171.69	WHISPERING TREES	41 BOUNDARY LANE	ST. LEONARDS	BH24 2SE
001410962562	121101	3	8.4	MR	SIMMS	JR	YZ850179C	199	1671.60	46 CONIFER AVENUE	POOLE		BH14 8RT
001411634662	121101	3	8.4	MR	SIMS	JP	NZ773533B	76	638.40	13 EASTLEAZE ROAD	BLANDFORD FORUM		DT11 7UN
001412061062	121101	3	8.4	MR	SKIPPER	M	YL322741A	212	1780.80	AVONDALE	NETTLESTONE	SEAVIEW	PO34 5DZ
001410466662	121101	3	8.4	MR	SLATER	C	WM929181C	108	907.20	17 TWYFORD CLOSE	BOURNEMOUTH		BH8 0PQ
001411884562	121101	3	8.4	MR	SLEE	TM	NH616550B	90	756.00	7 ACLANDS	SOUTH MOLTON		EX36 4AX
001410820962	121101	3	8.4	MR	SMITH	BP	YB657318D	180	1512.00	1 MANNACHIE ROAD	FORRES		IV36 2JT
001410876962	121101	3	8.4	MRS	SMITH	CA	YA097884B	180	1512.00	WOODLARKS	HUNDRED ACRES ROAD	WICKHAM	PO17 6HY
001410470462	121101	3	8.4	MR	SMITH	DS	YA666576A	180	1512.00	9 YEATMANS CLOSE	ENMORE GREEN	SHAFTESBURY	SP7 8LU
004423107760	290999	5	6.91	MR	SMITH	FHJ	YB650320B	234	1616.94	190 REMPSTONE ROAD	WIMBORNE		BH21 1SY
001410661862	121101	3	8.4	MR	SMITH	GJE	YT304294C	212	1780.80	CORNERWAYS	3 CARRINGTON WAY	WINCANTON	BA9 9JS
001410785162	121101	3	8.4	MR	SMITH	GW	YX057337A	135	1134.00	18 PENRITH CLOSE	VERWOOD		BH31 6XE
001410471262	121101	3	8.4	MR	SMITH	MP	NM658378C	90	756.00	7 SUNNYSIDE	KIRKBYMOORSIDE	YORK	YO62 6BL
001411885362	121101	3	8.4	MR	SMITH	RA	YZ901568C	266	2234.40	8 OAKFORD CLOSE	NORTH MOLTON	SOUTH MOLTON	EX36 3HF
001411640062	121101	3	8.4	MR	SMITH	RA	ZX067552C	108	907.20	54 PINEHURST ROAD	WEST MOORS	FERNDOWN	BH22 0AP
001410817362	121101	3	8.4	MR	SMITH	RS	NH110433D	289	2427.60	FIRCREST	47 MILES AVENUE	WAREHAM	BH20 7AS
001410779762	121101	3	8.4	MRS	SMITH	SA	YW687401D	352	2956.80	20 LIME CHASE	KIRKBYMOORSIDE	YORK	YO62 6BX
001411642762	121101	3	8.4	MR	SMITH	SR	WY589807B	352	2956.80	35 SUNNYCROFT	DOWNLEY	HIGH WYCOMBE	HP13 5UQ
004423122060	290999	5	6.91	MR	SOLLY	GP	NA699582D	371	2563.61	21 THE CROFT	FAREHAM		PO14 2EZ
001410961762	121101	3	8.4	MR	SPICER	KJ	WK202632C	180	1512.00	6 BIRCHETTS CLOSE	BRACKNELL		RG42 2DS
001411647862	121101	3	8.4	MR	SPILLER	RW	WA029861C	199	1671.60	30 THE OAKLANDS	MIDDLETON ONE ROW	DARLINGTON	DL2 1BD
001410685562	121101	3	8.4	MR	SQUIRES	MJ	NW074013B	131	1100.40	15 CARLYLE AVENUE	BARNSTAPLE		EX32 7AL
001410693662	121101	3	8.4	MR	STAKESBY-LEWIS	AM	JA770147D	266	2234.40	41 SALCOMBE CRESCENT	TOTTON	SOUTHAMPTON	SO40 8BQ
001411273162	121101	3	8.4	MR	STANGROOM	AC	YY187931D	212	1780.80	14 SARAH CLOSE	BOURNEMOUTH		BH7 7HH
001411086062	121101	3	8.4	MR	STEPHENS	E	JR225917B	180	1512.00	74 IVY ROAD	SOUTHAMPTON		SO17 2JN
004423134460	290999	5	6.91	MR	STEPHENS	SR	NZ086748A	459	3171.69	45 FITZPAIN ROAD	WEST PARLEY	FERNDOWN	BH22 8RZ
001410999462	121101	3	8.4	MR	STEVENS	NJ	NS513286B	144	1209.60	9 GLOUCESTER ROAD	MAIDENHEAD		SL6 7SN
004423137960	290999	5	6.91	MR	STEVENS	RB	NA223589A	459	3171.69	2 FOREST ROAD	FERNDOWN	DORSET	BH22 0EU



001411067462	121101	3	8.4	MR	STEVENS	RF	YX162119B	248	2083.20	21 HIGHFIELDS	BLANDFORD	DORSET	
001411150662	121101	3	8.4	MR	STEWART	BJ	YS240954C	90	756.00	21 KIRKLAND HILL	LHANBRYDE	ELGIN	IV30 8QH
001411352562	121101	3	8.4	MR	STOCKLEY	P	NM489691D	45	378.00	32 LOWER HILLSIDE ROAD	WOOL	WAREHAM	BH20 6EA
004423143360	290999	5	6.91	MR	STONEMAN	M	NE295861B	185	1278.35	SPINDLEBROOK	TANNERS RD	BARNSTAPLE	EX3 2QN
001411077162	121101	3	8.4	MR	STRAFFORD	I	NE030560D	180	1512.00	36 BLACKWATER MEWS	TOTTON	SOUTHAMPTON	SO40 2GL
001411410662	121101	3	8.4	MR	STROUD	S	YB504895A	149	1251.60	32 CORNAWAY LANE	FAREHAM		PO16 9DB
001410696062	121101	3	8.4	MR	SULLIVAN	AD	YW433815A	180	1512.00	86 WESTON LANE	SOUTHAMPTON		SO19 9HG
003527050768	101197	7	6.91	MR	SUTTON	BN	YM195529C	564	3897.24	54 BROADWAY	SOUTHBORNE	BOURNEMOUTH	BH6 4EF
004423153060	290999	5	6.91	MR	SYMES	RP	WA290805C	322	2225.02	42 GRAFTON AVENUE	WEYMOUTH		DT4 9RZ
004423154960	290999	5	6.91	MR	SYMONDS	J	YB668299B	185	1278.35	28 DORSET AVENUE	FERNDOWN		BH22 8HW
001411655962	121101	3	8.4	MR	SYMONS	SJ	NW439318A	126	1058.40	7 SPEARFIELD CLOSE	SOUTH MOLTON		EX36 4SE
001410473962	121101	3	8.4	MR	TAIT	SA	WL306922D	285	2394.00	4 OAKWOOD	BROADMAYNE	DORCHESTER	DT2 8UN
004423156560	290999	5	6.91	MR	TANTON	RH	WA027526D	136	939.76	28 BARTON MEADOW ROAD	HIGH BICKINGTON	UMBERLEIGH	EX37 9AN
001410913762	121101	3	8.4	MR	TAPP	J	NX708753A	266	2234.40	14 FAIRFIELD	BRATTON FLEMING	BARNSTAPLE	EX31 4RX
001410993562	121101	3	8.4	MRS	TAVENER	KD	WK795195C	108	907.20	5 BRAMLEY ROAD	KINSON	BOURNEMOUTH	BH10 5LU
001410294962	121101	3	8.4	MS	TAYLOR	GP	YE651780D	76	638.40	38 GIBSON ROAD	HIGH WYCOMBE		HP12 4QW
001411900062	121101	3	8.4	MR	TAYLOR	RJ	NS834389A	180	1512.00	22 DUNNOCK CLOSE	STOWMARKET		IP14 5UA
001410474762	121101	3	8.4	MR	TAYLOR	RT	ZX339487B	180	1512.00	13 WESTLANDS GROVE	FAREHAM		PO16 9AA
001411656762	121101	3	8.4	MRS	TAYLOR	S	WE022896B	180	1512.00	18 GREENACRES	PUDDLETOWN	DORCHESTER	DT2 8GF
001410701062	121101	3	8.4	MR	TAYLOR	TWJ	YK674162D	352	2956.80	3 ASTBURY AVENUE	POOLE		BH12 5DS
001410295762	121101	3	8.4	MR	THOMPSON	RA	YB505793D	104	873.60	52 ARUNDEL DRIVE	FAREHAM		PO16 7NS
004423167060	290999	5	6.91	MR	THOMSON	GJ	YP865244C	371	2563.61	46 GIBSON ROAD	POOLE		BH17 8QB
001411390862	121101	3	8.4	MR	THORNE	AN	NR889744D	108	907.20	31 LUXMOORE WAY	OKEHAMPTON		EX20 1UL
001411170062	121101	3	8.4	MR	THORP	A	WK209824A	199	1671.60	56 COVENTRY CLOSE	CORFE MULLEN	WIMBORNE	BH21 3UP
001411156562	121101	3	8.4	MR	THOURGOOD	AM	NM972795D	352	2956.80	4 ROSEWOOD COURT	ROTHWELL	LEEDS	LS26 0XG
004423175160	290999	5	6.91	MR	TOMLINSON	SE	WM426660D	371	2563.61	48 WINSTON ROAD	MOORDOWN	BOURNEMOUTH	BH9 3EQ
004423177860	290999	5	6.91	MR	TOMS	TFA	YH550965C	654	4519.14	6 THE LINDENS	BURTON	CHRISTCHURCH	BH23 7LN
001410711862	121101	3	8.4	MR	TOOLEY	BE	YB064639A	180	1512.00	27 OLD KILN ROAD	FLACKWELL HEATH	HIGH WYCOMBE	HP10 9NR
001410916162	121101	3	8.4	MR	TOVEY	CJ	YE124865A	126	1058.40	25 CEDAR GROVE	ROUNDSWELL	BARNSTAPLE	EX31 3QT
001411104262	121101	3	8.4	MR	TRICKETT	TM	YH539140A	90	756.00	21 WARLAND WAY	CORFE MULLEN	WIMBORNE	BH21 3TH
004423183260	290999	5	6.91	MR	TRISTRAM	A	WE271332C	185	1278.35	11 ST. JOHNS ROAD	POOLE		BH15 2NB
004423184060	290999	5	6.91	MR	TROY	S	NH561414B	928	6412.48	9 ABBOTSFIELD WAY	FAVERDALE	DARLINGTON	DL3 0GB
001411664862	121101	3	8.4	MR	TUITE	PA	YM920704C	352	2956.80	JUNE COTTAGE	TARRANT KEYNESTON	BLANDFORD FORUM	DT11 9JE
003527067168	101197	7	6.91	MR	TULLOCH	MD	YP270276A	1128	7794.48	8 COBBS LANE	POOLE		BH15 3LH
001410718562	121101	3	8.4	MR	TURNER	PVM	WK863555A	352	2956.80	14 VICTORIA AVENUE	UXBRIDGE		UB10 9AQ
004423195660	290999	5	6.91	MR	TYBJERG	J	YM088437B	683	4719.53	27 FERNWOOD CLOSE	ST IVES	RINGWOOD	BH24 2NQ
001410479862	121101	3	8.4	MR	UNDERHILL	M	WM064740D	298	2503.20	29 AYLEN ROAD	PORTSMOUTH		PO3 5HB
004423199960	290999	5	6.91	MR	VAN HOUTEN	P	YZ692757B	185	1278.35	24 THE LANT	SHEPSHED	LOUGHBOROUGH	LE12 9PD
001410763062	121101	3	8.4	MR	VEGLIO	AD	WE483173A	76	638.40	35 BURLEIGH ROAD	BOURNEMOUTH		BH6 5DZ
004423204960	290999	5	6.91	MR	VICKERS	PK	NA239182D	273	1886.43	92 KITCHENER CRESCENT	POOLE		BH17 7HX
001410721562	121101	3	8.4	MR	VILLA	RW	YP469637C	303	2545.20	19 PADDOCK CLOSE	STAPEHILL	WIMBORNE	BH21 7PA
001411116662	121101	3	8.4	MR	WAKEFIELD	DH	YB668399A	144	1209.60	67 COLOGNE ROAD	BOVINGTON	WAREHAM	BH20 6NT
001411666462	121101	3	8.4	MR	WALKER	WJ	NZ810385C	90	756.00	46 HILL PARK ROAD	GOSPORT		PO12 3EB
001411667262	121101	3	8.4	MR	WALSH	CJ	YZ169975D	285	2394.00	POTS COTTAGE	STUDRIDGE LANE	SPEEN	HP27 0SA
001411669962	121101	3	8.4	MR	WALSH	CJ	WB039085B	877	7366.80	23 BASEMOORS	BULLBROOK	BRACKNELL	RG12 2RG
004423217060	290999	5	6.91	MR	WALSH	PJ	YM252136A	273	1886.43	23 DEVITT CLOSE	READING		RG2 8EF
001411202262	121101	3	8.4	MR	WALTER	DC	YL137105D	180	1512.00	31 FARRIERS CLOSE	WIMBORNE		BH21 2UA
004423219760	290999	5	6.91	MR	WALTERS	D	WK295447B	234	1616.94	5 SLOPERS MEAD	SPETISBURY	BLANDFORD FORUM	DT11 9DR
004423220060	290999	5	6.91	MRS	WALTERS	SJ	WA272825D	185	1278.35	5 SLOPERS MEAD	SPETISBURY	BLANDFORD FORUM	DT11 9DR
004423222760	290999	5	6.91	MR	WARD	EH	YE242506D	185	1278.35	14 WEST END	KIRKBYMOORSIDE	YORK	YO62 6AF
001412071862	121101	3	8.4	MR	WARD	JL	YP262369B	352	2956.80	2 SORREL CLOSE	SOUTHAMPTON	HANTS	SO31 6XY
001410490962	121101	3	8.4	MR	WARD	VM	NS371342D	108	907.20	14 MAYFIELD AVENUE	POOLE		BH14 9NY
001411915962	121101	3	8.4	MR	WARDLE	PW	WK634671D	58	487.20	23 STONEHAVEN CLOSE	COALVILLE		LE67 4RY
001411187562	121101	3	8.4	MISS	WARKE	DA	WM337378A	149	1251.60	77 WOODLANDS AVENUE	POOLE		BH15 4EG
001411237562	121101	3	8.4	MISS	WARREN	CL	WM397969D	76	638.40	452 BUTTS ROAD	SOUTHAMPTON		SO19 1DD
004423231660	290999	5	6.91	MR	WARRENER	K	YZ176006C	234	1616.94	6 BRIGANTINE ROAD	SOUTHAMPTON	HANTS	SO31 9AE



004423232460	290999	5	6.91	MR	WARRINER	J	ZX483679B	371	2563.61	CRACROFT	KELDHOLME	KIRKBYMOORSIDE	YO62 6LZ
001410726662	121101	3	8.4	MR	WARRINGTON	AR	ZY555563B	877	7366.80	34 CENTRAL ROAD	PORTSMOUTH		PO6 1QG
001411672962	121101	3	8.4	MR	WATSON	MA	WM692118B	212	1780.80	38 KILN WAY	VERWOOD		BH31 6GE
001411323162	121101	3	8.4	MR	WATSON	RP	YX460039B	199	1671.60	38 WHITEHAYES ROAD	BURTON	CHRISTCHURCH	BH23 7PB
004423239160	290999	5	6.91	MR	WEBBER	DJ	NY008792A	87	601.17	OWL COTTAGE	81 EAST STREET	SOUTH MOLTON	EX36 3DQ
001410761462	121101	3	8.4	MR	WEEKES	CJ	JS157907D	90	756.00	2 WYVERN WAY	BLANDFORD FORUM		DT11 7XQ
004423240560	290999	5	6.91	MR	WELLGREEN	K	WP171416C	136	939.76	4 PHELIPPS ROAD	CORFE MULLEN	WIMBORNE	BH21 3NS
004423244860	290999	5	6.91	MR	WERNER	AR	NX419557B	273	1886.43	FINCHES	MOORLAND RISE	SOUTH MOLTON	EX36 4BX
001411121262	121101	3	8.4	MR	WESTON	G	WK795110A	126	1058.40	KIMBERLEY HOUSE	WIMBORNE	DORSET	BH21 4AG
001412088262	121101	3	8.4	MR	WHITAKER	RM	ZX131670C	180	1512.00	120 WINDHAM ROAD	BOURNEMOUTH		BH1 4RD
004423250260	290999	5	6.91	MR	WHITE	D	YE968302A	371	2563.61	57 BARRACK ROAD	CHRISTCHURCH		BH23 1PD
004423252960	290999	5	6.91	MR	WHITE	GH	WB137027A	185	1278.35	6 GURNEY ROAD	CORFE MULLEN	WIMBORNE	BH21 3NQ
001411674562	121101	3	8.4	MR	WHITE	GR	YE144602D	529	4443.60	164 SOPWITH CRESCENT	WIMBORNE		BH21 1UA
001411675362	121101	3	8.4	MR	WHITE	KJ	WL623698B	289	2427.60	8 FAIR RIDGE	MARLOW HILL	HIGH WYCOMBE	HP11 1PL
004423254560	290999	5	6.91	MR	WHITE	PD	NE705317B	928	6412.48	18 PADDOCK GROVE	VERWOOD		BH31 6HN
004423255360	290999	5	6.91	MR	WHITE	R	YA651290D	928	6412.48	15 ENFIELD CRESCENT	POOLE		BH15 3SJ
001410301562	121101	3	8.4	MR	WHITE	R	YA651290D	285	2394.00	15 ENFIELD CRESCENT	POOLE		BH15 3SJ
001411676162	121101	3	8.4	MR	WHITE	SJ	YR097238A	90	756.00	54 SOUTHCROFT ROAD	GOSPORT		PO12 3LD
001411679662	121101	3	8.4	MR	WHITMARSH	K	NA869296B	90	756.00	21 MIDDLE ROAD	BOURNEMOUTH		BH10 5JU
001411407662	121101	3	8.4	MR	WIDDUS	A	ZX551489A	285	2394.00	8 ROBINIA CLOSE	WATERLOOVILLE		PO7 8HF
001411682662	121101	3	8.4	MR	WIFFEN	RT	WK386278A	180	1512.00	8 NIGHTJAR CLOSE	CREEKMOOR	POOLE	BH17 7YN
001411157362	121101	3	8.4	MR	WIGHAM	IA	WK747256C	180	1512.00	58 NORMANBY ROAD	NORTHALLERTON		DL7 8RW
004423267760	290999	5	6.91	MR	WILKINSON	TR	WK786871B	371	2563.61	3 ST. JAMES ROAD	FERNDOWN		BH22 9NY
001410499262	121101	3	8.4	MR	WILLIAMS	DV	YK647310C	199	1671.60	4 SHERIDAN GARDENS	SOUTHAMPTON	HANTS	SO40 8TP
001410742862	121101	3	8.4	MR	WILLIAMS	PE	YY101321B	108	907.20	113 BARNS ROAD	FERNDOWN		BH22 8XQ
001410743662	121101	3	8.4	MRS	WILSON	CA	YT186695D	248	2083.20	60 HINTON WOOD AVENUE	CHRISTCHURCH		BH23 5AJ
001410939062	121101	3	8.4	MRS	WISHART	J	YB408522C	144	1209.60	DRUMNOD	6 LANCASTER ROAD	HIGH WYCOMBE	HP12 3NN
001411051862	121101	3	8.4	MR	WOOD	CM	ZY666584B	180	1512.00	59A ARUNDEL ROAD	SANDS	HIGH WYCOMBE	HP12 4NF
001411926462	121101	3	8.4	MR	WOOD	JH	YS269866C	180	1512.00	FIR TREE COTTAGE	RAMSDEAN	PETERSFIELD	GU32 1RU
001410503462	121101	3	8.4	MR	WOODBRIDGE	BP	NA817702B	104	873.60	43 GORE ROAD	BURNHAM	SLOUGH	SL1 8AB
004423287160	290999	5	6.91	MR	WOOLACOTT	MT	YK607779A	185	1278.35	BROADLANDS	8C BROADCLOSE ROAD	STICKLEPATH	EX31 2DN
001410910262	121101	3	8.4	MR	WOOLLARD	SE	YE242986D	352	2956.80	1 ACRE LANE	WATERLOOVILLE		PO7 8RJ
004423290160	290999	5	6.91	MR	WORBOYS	RE	YE014533B	1064	7352.24	50 ST. CATHERINES CRESCENT	SHERBORNE		DT9 6DE
001410988962	121101	3	8.4	MR	WORT	IJ	YL311468A	352	2956.80	21 SANDISPLATT	FAREHAM		PO14 3AG
001411099262	121101	3	8.4	MR	WRIGHT	GM	NR735082D	90	756.00	36 MERRIEFIELD AVENUE	BROADSTONE		BH18 8DD
001410505062	121101	3	8.4	MR	WRIGHT	R	ZS578454D	90	756.00	14 HOPETOWN LANE	DARLINGTON		DL3 6RQ
004423294460	290999	5	6.91	MR	WRIGHT	R	ZS578454D	185	1278.35	14 HOPETOWN LANE	DARLINGTON		DL3 6RQ
001411689362	121101	3	8.4	MR	WYATT	LJ	ZX244651A	180	1512.00	12 HAYWARD WAY	VERWOOD		BH31 6HS
004423295260	290999	5	6.91	MR	WYATT	LJ	ZX244651A	459	3171.69	12 HAYWARD WAY	VERWOOD		BH31 6HS
001411691562	121101	3	8.4	MR	YOUNG	JRH	YM613305C	90	756.00	ENFIELD	HIGHER MERLEY ROAD	CORFE MULLEN	BH21 3EG
004423301060	290999	5	6.91	MR	YOUNG	MA	WK974178D	459	3171.69	33 DUDSBURY CRESCENT	FERNDOWN		BH22 8JG
001411248062	121101	3	8.4	MR	YOUNG	MP	NM742908A	180	1512.00	33 HORSHAM AVENUE	KINSON	BOURNEMOUTH	BH10 7JB
Totals								199225	1523725.63				





Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	01	2005	06	01	2005

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	3,418		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: RAYMOND CLIVE LAWS Address: 14 SPEARFIELD CLOSE, DART PARK, SOUTH MOLTON, N.DEVON, ENGLAND UK Postcode EX36 4SE	Ordinary 25p	503
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Ordinary 25p	1,385
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Ordinary 25p	1,530
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed J M Pope Date 7.11.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,711		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,500
UK Postcode: E C 3 P 3 D B		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,211
UK Postcode: E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] JMPOPE Date 5/01/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	527		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	527
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M [signature] Date 22/12/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	22-DEC-2004	
No of Shares	527	3641.57
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	22-DEC-2004 at 09:44	
Pages Printed :	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3527140668	BEST, PJ MR	12 RALPH ROAD BH21 3NX	527	3641.57	80240

:osure Listing for COBHAM PLC — Closure Date 22-DEC-2004 — Page: 00001

:count No	Employee Details			Option Details			
)3527140668	MR PJ BEST	Emp No	Open Date 010298	Opt Price	6.910000	Company Amt	3641.57
	PETER JAMES	NI No ZY707884C	Grant Date 101197	Shares Exer	527	Cheque No	624318
	12 RALPH ROAD		Term 7	Balance	3450.00	Ind Amount	3.26
	CORFE MULLEN		Sub Amount 50.00	Interest	194.83	Cheque No	624319
	WIMBORNE	Left Date 020704	Reason HEALTH				
		Location FRA					
	BH21 3NX						

:count No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	527
No of Individual Cheques	1
Value of Individual Cheques	3.26
Value of other ind payments	0.00



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	433		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A42 *APD9B122* 0350
COMPANIES HOUSE 14/12/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	433
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed JM POPE SECRETARY Date 10/12/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	01-DEC-2004	
No of Shares	355	2847.81
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	01-DEC-2004 at 10:14	
Pages Printed :	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4829747163	NIX, RCR MR	17 CHARLTON ON THE HILL DT11 9	189	1453.41	79261
1412130762	NIX, RCR MR	17 CHARLTON ON THE HILL DT11 9	166	1394.40	79261

osure Listing for COBHAM PLC — Closure Date 01-DEC-2004 — Page: 00001

count No	Employee Details				Option Details			
1412130762	MR RCR NIX	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1394.40
	ROY CHARLES RICHARD	NI No YK662248C	Grant Date	121101	Shares Exer	166	Cheque No	617384
	17 CHARLTON ON THE HILL		Term	3	Balance	1360.00	Ind Amount	3.00
	CHARLTON MARSHALL		Sub Amount	40.00	Interest	37.40	Cheque No	617386
	BLANDFORD FORUM	Left Date 160704	Reason	HEALTH				
		Location FRL						
	DT11 9NR							
829747163	MR RCR NIX	Emp No4287	Open Date	010203	Opt Price	7.690000	Company Amt	1453.41
	ROY CHARLES RICHARD	NI No YK662248C	Grant Date	141102	Shares Exer	189	Cheque No	617384
	17 CHARLTON ON THE HILL		Term	5	Balance	1430.00	Ind Amount	1.64
	CHARLTON MARSHALL		Sub Amount	65.00	Interest	25.05	Cheque No	617385
	BLANDFORD FORUM	Left Date 160704	Reason	HEALTH				
		Location FRL						
	DT11 9NR							

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
004830773663	141102	3	7.69	MR	HALLIDAY	S	WM793965C	78	599.82	0	78	0
Totals								78	599.82	0	78	0

Spouse Shares Keep	Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
0	16 SHAW DRIVE	KIRKBYMOORSIDE	YORK			YO62 6PS	SIMON	SAL
0								



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	From Day	From Month	From Year	To Day	To Month	To Year
	25	11	2004			

Class of shares (*ordinary or preference etc*)	Ordinary 25p		
Number allotted	696		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share (*including any share premium*)	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	696
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J M POPE Date 26/11/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR COBHAM PLC

Closure Date 24-NOV-2004

No of Shares ~~347~~ 696 ~~2533.37~~ £ 4944.96

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 24-NOV-2004 at 09:54

Pages Printed : 00003

√ Recd. from YBS

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4422158660	BARRY, J MR	55 GOSLIPGATE YO18 8DQ	251	1734.41	78938
1411303762	CHAPMAN, S MRS	40 FENTUM ROAD GU2 9SA	52	436.80	78938
4829905963	CHAPMAN, S MRS	40 FENTUM ROAD GU2 9SA	30	230.70	78938
5175321664	CHAPMAN, S MRS	40 FENTUM ROAD GU2 9SA	14	131.46	78938

Closure listing for COBHAM PLC closure date 24-NOV-2004

Account number	Employee details				
004422697960	Mr RFJeskins	Emp no	Open date 010200	Option price 6.91	Comp Amt 2411.59
	11 Butler Court	NI no ZW332453C	Grant date 290999	Shares exercised 349	Cheque no 417113
	Byron Close	Left Date 271203	Term 5	Balance 2256.00	Ind Amount 6.39
	Marlow	Location CEL	Sub Amt 47.00	Interest 161.98	Cheque no 417114
	SL7 1UE		Reason DECEASED		



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	16	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,908		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: RICHARDSON, PETER Address: 2 BUNTING ROAD, FERNDOWN, DORSET, ENGLAND UK Postcode: BH22 9QZ	Ordinary 25p	1,908
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J. POPE Date 15/11/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

RECEIVED
2005 NOV 8
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,094		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A32 *AXADE84C* COMPANIES HOUSE 0748 10/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address UK Postcode	Class of shares allotted Ordinary 25p	Number allotted 2,094
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 4/11/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

--

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		27-OCT-2004	
No of Shares		1732	14543.77
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	27-OCT-2004 at 10:20	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4829536363	CAMFIELD, MJ MR	27 ANGLERS WAY SO31 7JH	91	699.79	78077
1410986262	CAMFIELD, MJ MR	27 ANGLERS WAY SO31 7JH	96	806.40	78077
1410194262	GAMBLE, J MR	39 WEST END YO62 6AD	68	571.20	78077
4830774463	GAMBLE, J MR	39 WEST END YO62 6AD	38	292.22	78077
5175614264	GAMBLE, J MR	39 WEST END YO62 6AD	27	253.53	78077
1411515362	GOODALL, VJ MRS	29 SELKIRK CLOSE BH21 1TN	161	1352.40	78077
4829999763	GOODALL, VJ MRS	29 SELKIRK CLOSE BH21 1TN	180	1384.20	78077
5175132964	GOODALL, VJ MRS	29 SELKIRK CLOSE	54	507.06	78077
4829411163	SMITH, MR MR	THE HOLLIES GL2 7LW	35	269.15	78077
1226477161	SMITH, MR MR	THE HOLLIES GL2 7LW	529	4422.44	78077
1410467462	SMITH, MR MR	THE HOLLIES GL2 7LW	271	2276.40	78077
5175480864	LARRAD, PJ MR	19 RUSSELL AVENUE BH19 2ED	182	1708.98	78077

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		03-NOV-2004	
No of Shares		362	3202.57
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	03-NOV-2004 at 10:21	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411301062	YOUNG, A MRS	47 OAKLEY HILL BH21 1QQ	99	831.60	78309
5175019564	TOMS, WH MR	BRIAR COTTAGE EX31 3LX	205	1924.95	78309
4830392763	TOMS, WH MR	BRIAR COTTAGE EX31 3LX	58	446.02	78309



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	19,175		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	14,107
UK Postcode EC3P 3DB		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	5,068
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J M POPE. Date 3/11/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	21	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,653		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 2,653
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed JM POPE Date 21/10/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		20-OCT-2004	
No of Shares		782	6568.80
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	20-OCT-2004 at 10:07	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410233762	JAMES, KJ MR	13 BARROWGATE WAY BH8 OHD	782	6568.80	77836

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		13-OCT-2004	
No of Shares		1871	15333.21
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	13-OCT-2004 at 10:27	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4829322063	GRIMES, J MR	MELDON SO32 2BH	58	446.02	77698
1411795462	GARLINGE, T MR	364 POOLE ROAD BH12 1AW	36	302.40	77698
4830263763	GORDON, I MR	ASHCROFT EX33 2AY	213	1637.97	77698
5174961864	GORDON, I MR	ASHCROFT EX33 2AY	27	253.53	77698
1410950162	HOWARD, AR MR	19 PORTCHESTER RISE SO50 4QS	161	1352.40	77698
4829337963	HOWARD, AR MR	19 PORTCHESTER RISE SO50 4QS	91	699.79	77698
5174765864	HOWARD, AR MR	19 PORTCHESTER RISE SO50 4QS	72	676.08	77698
5174906564	STONE, AR MR	47 OAKFORD VILLAS EX36 3HJ	14	131.46	77698
1227055061	STONE, AR MR	47 OAKFORD VILLAS EX36 3HJ	56	468.16	77698
1411423862	STONE, AR MR	47 OAKFORD VILLAS EX36 3HJ	36	302.40	77698
4830308063	STONE, AR MR	47 OAKFORD VILLAS EX36 3HJ	22	169.18	77698
1411829262	KEIR, D MR	25 CLEMENT PARK ROAD DD2 3NF	36	302.40	77698
1226518261	WATERFIELD, NJ MR	OLD ORCHARD BH21 5HY	783	6545.88	77698
4829996263	FOULGER, DA MR	UPLANDS SP5 2JF	266	2045.54	77698



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

RECEIVED
2005 NOV -8

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,895		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 2,895
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7. 10. 04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR COBHAM PLC

Closure Date 06-OCT-2004

No of Shares 2895 23509.81

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 06-OCT-2004 at 11:27

Pages Printed : 00003

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4829741263	SHARMAN, BE MR	27 DIPROSE ROAD BH21 3QY	111	853.59	77535
1227019461	SHARMAN, BE MR	27 DIPROSE ROAD BH21 3QY	340	2842.40	77535
1226775461	OTWAY, C MRS	TOWN HOUSE 3 BH15 1BQ	283	2365.88	77535
5175212064	OTWAY, C MRS	TOWN HOUSE 3	91	854.49	77535
4830150963	OTWAY, C MRS	TOWN HOUSE 3 BH15 1BQ	74	569.06	77535
4829405763	SCHAFFER, MA MR	12 THISTLE CLOSE BH23 4UP	233	1791.77	77535
5174867064	SCHAFFER, MA MR	12 THISTLE CLOSE BH23 4UP	54	507.06	77535
5174824764	HORNER, A MR	16 GREYSHOTT AVENUE PO14 3JD	27	253.53	77535
4829893163	GATES, SE MRS	5 CUTHBURY CLOSE BH21 1EH	180	1384.20	77535
1411430062	ASTRIDGE, R MR	128 MILLER DRIVE PO16 7LW	314	2637.60	77535
5175128064	KENDALL, AT MR	27 WOOLSBRIDGE ROAD	73	685.47	77535
4829985763	KENDALL, AT MR	27 WOOLSBRIDGE ROAD BH24 2LS	252	1937.88	77535
1411554462	KENDALL, AT MR	27 WOOLSBRIDGE ROAD BH24 2LS	314	2637.60	77535
3526862668	KENDALL, AT MR	27 WOOLSBRIDGE ROAD BH24 2LS	314	2169.74	77535
5174874364	IVE, A MR	25 MANOR GARDENS	46	431.94	77535
1411374662	SHARMAN, BE MR	27 DIPROSE ROAD BH21 3QY	189	1587.60	77535

:count No	Employee Details		Option Details							
11411430062	MR R ASTRIDGE RONALD 128 MILLER DRIVE FAREHAM PO16 7LW	Emp No NI No YX941595C Left Date 300904 Location FRHIT	Open Date Grant Date Term Sub Amount Reason	010202 121101 5 78.00 REDUND	Opt Price Shares Exer Balance Interest	8.400000 314 2574.00 68.64	Company Amt Cheque No Ind Amount Cheque No	2637.60 597333 5.04 597343		
14829893163	MRS SE GATES SUSAN 5 CUTHBURY CLOSE WIMBORNE BH21 1EH	Emp No5087 NI No YE591288A Left Date 300904 Location FRL	Open Date Grant Date Term Sub Amount Reason	010203 141102 3 65.00 REDUND	Opt Price Shares Exer Balance Interest	7.690000 180 1365.00 22.77	Company Amt Cheque No Ind Amount Cheque No	1384.20 597333 3.57 597342		
5174824764	MR A HORNER ANDREW 16 GREYSHOTT AVENUE FAREHAM PO14 3JD	Emp No51565 NI No NS520786A Left Date 300904 Location FRHIT	Open Date Grant Date Term Sub Amount Reason	010204 141103 3 29.00 REDUND	Opt Price Shares Exer Balance Interest	9.390000 27 261.00 0.00	Company Amt Cheque No Ind Amount Cheque No	253.53 597333 7.47 597341		
5174874364	MR A IVE ALAN DOUGLAS 25 MANOR GARDENS SOUTHBOURNE ENSWORTH HANTS	Emp No52085 NI No YM374528C Left Date 300904 Location FRHIT	Open Date Grant Date Term Sub Amount Reason	010204 141103 3 48.00 REDUND	Opt Price Shares Exer Balance Interest	9.390000 46 432.00 0.00	Company Amt Cheque No Ind Amount Cheque No	431.94 597333 0.06 597348		
1411554462	MR AT KENDALL ALAN THOMAS 27 WOOLSBRIDGE ROAD ST. LEONARDS RINGWOOD BH24 2LS	Emp No NI No WL517352B Left Date 300904 Location FRL	Open Date Grant Date Term Sub Amount Reason	010202 121101 3 78.00 REDUND	Opt Price Shares Exer Balance Interest	8.400000 314 2574.00 68.64	Company Amt Cheque No Ind Amount Cheque No	2637.60 597333 5.04 597346		

count No	Employee Details				Option Details						
3526862668	MR AT KENDALL		Emp No	Open Date	010298	Opt Price	6.910000	Company Amt	2169.74		
	ALAN THOMAS		NI No WL517352B	Grant Date	101197	Shares Exer	314	Cheque No	597333		
	27 WOOLSBRIDGE ROAD			Term	7	Balance	2070.00	Ind Amount	6.27		
	ST. LEONARDS			Sub Amount	30.00	Interest	106.01	Cheque No	597347		
	RINGWOOD		Left Date 300904	Reason	REDUND						
			Location FRL								
		BH24 2LS									
4829985763	MR AT KENDALL		Emp No6066	Open Date	010203	Opt Price	7.690000	Company Amt	1937.88		
	ALAN THOMAS		NI No WL517352B	Grant Date	141102	Shares Exer	252	Cheque No	597333		
	27 WOOLSBRIDGE ROAD			Term	3	Balance	1911.00	Ind Amount	4.98		
	ST. LEONARDS			Sub Amount	91.00	Interest	31.86	Cheque No	597345		
	RINGWOOD		Left Date 300904	Reason	REDUND						
			Location FRL								
		BH24 2LS									
5175128064	MR AT KENDALL		Emp No6066	Open Date	010204	Opt Price	9.390000	Company Amt	685.47		
	ALAN THOMAS		NI No WL517352B	Grant Date	141103	Shares Exer	73	Cheque No	597333		
	27 WOOLSBRIDGE ROAD			Term	3	Balance	693.00	Ind Amount	7.53		
	ST. LEONARDS			Sub Amount	77.00	Interest	0.00	Cheque No	597344		
	RINGWOOD		Left Date 300904	Reason	REDUND						
			Location FRHWIM								
		BH24 2LS									
1226775461	MRS C OTWAY		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	2365.88		
	CATHERINE		NI No NE057584D	Grant Date	061100	Shares Exer	283	Cheque No	597333		
	TOWN HOUSE 3			Term	5	Balance	2250.00	Ind Amount	7.98		
	6 CASTLE STREET			Sub Amount	50.00	Interest	123.86	Cheque No	597336		
	POOLE		Left Date 300904	Reason	REDUND						
			Location FRL								
		BH15 1BQ									
4830150963	MRS C OTWAY		Emp No6903	Open Date	010203	Opt Price	7.690000	Company Amt	569.06		
	CATHERINE		NI No NE057584D	Grant Date	141102	Shares Exer	74	Cheque No	597333		
	TOWN HOUSE 3			Term	3	Balance	567.00	Ind Amount	7.44		
	6 CASTLE STREET			Sub Amount	27.00	Interest	9.50	Cheque No	597338		
	POOLE		Left Date 300904	Reason	REDUND						
			Location FRL								
		BH15 1BQ									

ccount No	Employee Details							
					Option Details			
05175212064	MRS C OTWAY	Emp No6903	Open Date 010204		Opt Price	9.390000	Company Amt	854.49
	CATHERINE	NI No NE057584D	Grant Date 141103		Shares Exer	91	Cheque No	597333
	TOWN HOUSE 3		Term 3		Balance	855.00	Ind Amount	0.51
	6 CASTLE STREET		Sub Amount 95.00		Interest	0.00	Cheque No	597337
	POOLE	Left Date 300904	Reason	REDUND				
		Location FRHWIM						
	BH15 1BQ							
04829405763	MR MA SCHAFFER	Emp No52054	Open Date 010203		Opt Price	7.690000	Company Amt	1791.77
	MARK	NI No NR988044C	Grant Date 141102		Shares Exer	233	Cheque No	597333
	12 THISTLE CLOSE		Term 3		Balance	1764.00	Ind Amount	1.63
	CHRISTCHURCH		Sub Amount 84.00		Interest	29.40	Cheque No	597339
		Left Date 300904	Reason	REDUND				
		Location FRHIT						
	BH23 4UP							
)5174867064	MR MA SCHAFFER	Emp No52054	Open Date 010204		Opt Price	9.390000	Company Amt	507.06
	MARK	NI No NR988044C	Grant Date 141103		Shares Exer	54	Cheque No	597333
	12 THISTLE CLOSE		Term 3		Balance	513.00	Ind Amount	5.94
	CHRISTCHURCH		Sub Amount 57.00		Interest	0.00	Cheque No	597340
		Left Date 300904	Reason	REDUND				
		Location FRHIT						
	BH23 4UP							
)1227019461	MR BE SHARMAN	Emp No	Open Date 010201		Opt Price	8.360000	Company Amt	2842.40
	BRIAN EDWARD	NI No YA652624A	Grant Date 061100		Shares Exer	340	Cheque No	597333
	27 DIPROSE ROAD		Term 5		Balance	2700.00	Ind Amount	6.10
	CORFE MULLEN		Sub Amount 60.00		Interest	148.50	Cheque No	597335
	WIMBORNE	Left Date 300404	Reason	REDUND				
		Location FRL						
	BH21 3QY							
)1411374662	MR BE SHARMAN	Emp No	Open Date 010202		Opt Price	8.400000	Company Amt	1587.60
	BRIAN EDWARD	NI No YA652624A	Grant Date 121101		Shares Exer	189	Cheque No	597333
	27 DIPROSE ROAD		Term 3		Balance	1551.00	Ind Amount	4.79
	CORFE MULLEN		Sub Amount 47.00		Interest	41.39	Cheque No	597349
	WIMBORNE	Left Date 300404	Reason	REDUND				
		Location FRL						
	BH21 3QY							

:losure Listing for COBHAM PLC Closure Date 06-OCT-2004

ccount No	Employee Details			Option Details			
04829741263	MR BE SHARMAN	Emp No4249	Open Date 010203	Opt Price	7.690000	Company Amt	853.59
	BRIAN EDWARD	NI No YA652624A	Grant Date 141102	Shares Exer	111	Cheque No	597333
	27 DIPROSE ROAD		Term 3	Balance	840.00	Ind Amount	0.41
	CORFE MULLEN		Sub Amount 40.00	Interest	14.00	Cheque No	597334
	WIMBORNE	Left Date 300404	Reason REDUND				
		Location FRL					
	BH21 3QY						

:count No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	2895
No of Individual Cheques	16
Value of Individual Cheques	74.76
Value of other ind payments	0.00



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 1	1 0	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	353		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 353
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J Pope Date 6.10.04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		29-SEP-2004	
No of Shares		353	2896.14
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	29-SEP-2004 at 11:31	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1226422461	MITCHELL, GR MR	HOLMLEA DT11 7TQ	271	2265.56	77347
4829903263	MITCHELL, GR MR	HOLMLEA DT11 7TQ	82	630.58	77347

:losure Listing for COBHAM PLC Closure Date 29-SEP-2004 Page: 00001

\ccount No	Employee Details				Option Details			
)01226422461	MR GR MITCHELL	Emp No	Open Date 010201		Opt Price	8.360000	Company Amt	2265.56
	GORDON RICHARD	NI No ZY571418A	Grant Date 061100		Shares Exer	271	Cheque No	594033
	HOLMLEA		Term	5	Balance	2150.00	Ind Amount	2.80
	108 SALISBURY ROAD		Sub Amount	50.00	Interest	118.36	Cheque No	594034
	BLANDFORD FORUM	Left Date 190404	Reason	REDUND				
		Location FRL						
	DT11 7TQ							
)04829903263	MR GR MITCHELL	Emp No5184	Open Date 010203		Opt Price	7.690000	Company Amt	630.58
	GORDON RICHARD	NI No ZY571418A	Grant Date 141102		Shares Exer	82	Cheque No	594033
	HOLMLEA		Term	3	Balance	627.00	Ind Amount	6.92
	108 SALISBURY ROAD		Sub Amount	33.00	Interest	10.50	Cheque No	594035
	BLANDFORD FORUM	Left Date 190404	Reason	REDUND				
		Location FRL						
	DT11 7TQ							

ccount No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	353
No of Individual Cheques	2
Value of Individual Cheques	9.72
Value of other ind payments	0.00



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	1 9	0 8	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,772		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 1,772
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/8/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR COBHAM PLC

Closure Date 11-AUG-2004

No of Shares 760 5507.92

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 11-AUG-2004 at 09:41

Pages Printed : 00003

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3526808168	HAYWARD, PJ MR	GREENSLEEVES BH11 9QQ	522	3607.02	76035
4829733163	HAYWARD, PJ MR	GREENSLEEVES BH11 9QQ	116	892.04	76035
5175370464	HEWITT, LM MS	4 HAWKPIT COTTAGES DT11 9JU	9	84.51	76035
4830036763	HEWITT, LM MS	4 HAWKPIT COTTAGES DT11 9JU	35	269.15	76035
1411978762	HEWITT, LM MS	4 HAWKPIT COTTAGES DT11 9JU	78	655.20	76035

BULK PROOF LIST FOR COBHAM PLC

Closure Date 04-AUG-2004

No of Shares 1012 5791.44

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 04-AUG-2004 at 09:48

Pages Printed : 00003

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3889125169	PETERS, MJ MR	21 WINSTON PARK EX36 3AY	613	3034.35	75828
4422515860	FRENCH, APW MR	ORCHARD HOUSE YO7 3QP	399	2757.09	75828



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,020		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 1,020
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed JM POPE Date 27/7/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

BULK PROOF LIST FOR COBHAM PLC

Closure Date 21-JUL-2004

No of Shares 50 469.50

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 21-JUL-2004 at 10:48

Pages Printed : 00003

Closure Listing for COBHAM PLC | Closure Date 21-JUL-2004 | Page: 00001

Account No	Employee Details				Option Details			
005175702564	MR JP MCDONAGH	Emp No4362	Open Date	010204	Opt Price	9.390000	Company Amt	469.50
	JOHN PATRICK	NI No YR387696A	Grant Date	141103	Shares Exer	50	Cheque No	573250
	LISMORE		Term	3	Balance	475.00	Ind Amount	5.50
	2 SHOTTESFORD AVENUE		Sub Amount	95.00	Interest	0.00	Cheque No	573251
	BLANDFORD FORUM	Left Date 101203	Reason	SALECO				
		Location WAB						
	DT11 7XU							

Closure Listing for COBHAM PLC | Closure Date 21-JUL-2004 |

Account No | Employee Details | Option Details

==============

No of Company Cheques	1
No of Shares Purchased	50
No of Individual Cheques	1
Value of Individual Cheques	5.50
Value of other ind payments	0.00

*********** ****************************** **********

BULK PROOF LIST FOR COBHAM PLC

Closure Date 14-JUL-2004

No of Shares 970 7041.87

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 14-JUL-2004 at 10:17

Pages Printed : 00003

No signatures available 19/20

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1225742261	VIG, PS MR	58 ELLINGTON ROAD TW3 4HY	241	2014.76	75215
1227352561	GALLIMORE, A MRS	FLAT 8, WALLACE COURT BH18 8NF	46	384.56	75215
1227202261	OTTON, AR MR	SHREEN VIEW SP8 4DZ	92	769.12	75215
1226923461	WRIGHT, SF MR	83 HAZELWOOD DRIVE BH31 6YG	278	2324.08	75215
3888385269	CLAYTON, CP MR	338 WEST WAY BH18 9LF	313	1549.35	75215

Closure Listing for COBHAM PLC Closure Date 14-JUL-2004 Page: 00001

Account No	Employee Details					Option Details			
003888385269	MR CP CLAYTON		Emp No	Open Date	010299	Opt Price	4.950000	Company Amt	1549.35
	CHRISTOPHER PAUL		NI No YE111075C	Grant Date	301098	Shares Exer	313	Cheque No	571866
	338 WEST WAY			Term	5	Balance	1552.50	Ind Amount	22.65
	BROADSTONE			Sub Amount	23.00	Interest	19.50	Cheque No	571871
			Left Date 000000	Reason					
			Location FRA						
		BH18 9LF							
001227352561	MRS A GALLIMORE		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	384.56
	ANN		NI No YH425828A	Grant Date	061100	Shares Exer	46	Cheque No	571866
	FLAT 8, WALLACE COURT			Term	3	Balance	387.50	Ind Amount	2.94
	39 WALLACE ROAD			Sub Amount	10.00	Interest	0.00	Cheque No	571868
	BROADSTONE		Left Date 000000	Reason					
			Location FRL						
		BH18 8NF							
001227202261	MR AR OTTON		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	769.12
	ANTHONY RICHARD		NI No WK295410D	Grant Date	061100	Shares Exer	92	Cheque No	571866
	SHREEN VIEW			Term	3	Balance	775.00	Ind Amount	5.88
	QUEEN STREET			Sub Amount	20.00	Interest	0.00	Cheque No	571869
	GILLINGHAM		Left Date 000000	Reason					
			Location FRA						
		SP8 4DZ							
001225742261	MR PS VIG		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	2014.76
	PARMINDER SINGH		NI No YZ068080C	Grant Date	061100	Shares Exer	241	Cheque No	571866
	58 ELLINGTON ROAD			Term	3	Balance	2015.00	Ind Amount	0.24
	HOUNSLOW			Sub Amount	52.00	Interest	0.00	Cheque No	000000
			Left Date 000000	Reason					
			Location CEL						
		TW3 4HY							
001226923461	MR SF WRIGHT		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	2324.08
	SEAN F		NI No NS178107D	Grant Date	061100	Shares Exer	278	Cheque No	571866
	83 HAZELWOOD DRIVE			Term	3	Balance	2325.00	Ind Amount	0.92
	VERWOOD			Sub Amount	60.00	Interest	0.00	Cheque No	571870
			Left Date 000000	Reason					
			Location FRL						
		BH31 6YG							

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	970
No of Individual Cheques	4
Value of Individual Cheques	32.39
Value of other ind payments	0.24



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

RECEIVED
2005 NOV -8 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	8,009		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: EMPLOYEES NAMED ON ATTACHED SCHEDULE Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 1,367
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 25p	Number allotted: 5,042
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 25p	Number allotted: 1,600
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form []

Signed J M POPE. Date 13/7/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		07-JUL-2004	
No of Shares		1367	10118.01
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	07-JUL-2004 at 10:08	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410964162	MACAULAY-COOMBES, J MRS	VALLAY KY13 9XT	146	1226.40	74979
5175694064	CLEGHORN, P MR	6 NORTHMOOR WAY BH20 4SJ	93	873.27	74979
4830810463	BRETT, NE MR	WILLOW TREE COTTAGE DT11 9QB	287	2207.03	74979
4423191360	TURNER, PS MR	30 DORSET LAKE AVENUE BH14 8JD	841	5811.31	74979



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,753		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,753
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] J M POPE Date 23/6/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	6,770		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	6,770
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J Pope Date 23/6/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	13,550		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Class of shares allotted: Ordinary 25p	Number allotted: 13,550
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 17/6/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	56,920		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 25p	25,702
UK Postcode		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	31,218
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] Date 10 - 6 - 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR COBHAM PLC

Closure Date 09-JUN-2004

No of Shares 25702 192251.75

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 09-JUN-2004 at 10:30

Pages Printed : 00007

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4830909763	RYAN, MT MR	4 BENJAMIN ROAD BH15 4QU	145	1115.05	74171
1411438662	BAUME, GA MR	91 PRIESTS ROAD BH19 2RL	60	504.00	74171
4830822863	KERSLAKE, JO MR	2 BRABOURNE AVENUE BH22 9EJ	73	561.37	74171
4830865163	ERSKINE, KR MR	8 BUCKINGHAM ROAD BH12 2HR	286	2199.34	74171
4830819863	CLEGHORN, P MR	6 NORTHMOOR WAY BH20 4SJ	145	1115.05	74171
1411648662	SQUIBB, PM MRS	38 SEA VIEW ROAD BH16 5NG	141	1184.40	74171
4830814763	SQUIBB, PM MRS	38 SEA VIEW ROAD BH16 5NG	40	307.60	74171
3889357269	SQUIBB, PM MRS	38 SEA VIEW ROAD BH16 5NG	206	1019.70	74171
1411009762	COOPER, KW MR	STONE PENNY COTTAGE BH19 2NR	84	705.60	74171
4830915163	COOPER, KW MR	STONE PENNY COTTAGE BH19 2NR	188	1445.72	74171
1410513162	BARNARD, DR MR	FLAT 8 GRACIE COURT BH10 7BQ	275	2310.00	74171
4830826063	BARNARD, DR MR	FLAT 8 GRACIE COURT BH10 7BQ	159	1222.71	74171
4830886463	MCDONAGH, JP MR	LISMORE DT11 7XU	215	1653.35	74171
4830830963	LEAK, CD MR	COLINDEN BH20 6EY	152	1168.88	74171
1411497162	ELMS, CB MR	23 HONEYSUCKLE LANE BH17 7YY	194	1629.60	74171
4830890263	GERN-GROSS, SP MR	5 GIBBS GREEN BH16 6ND	286	2199.34	74171
4422216760	BISHOP, LA MR	12 WEARE CLOSE DT5 1JP	155	1071.05	74171
4830812063	MASTERS, FG MRS	32 DACOMBE DRIVE BH16 5JN	145	1115.05	74171
1410810662	YOUNG, ME MR	11A TUDOR ROAD BH18 8AP	113	949.20	74171
4830807463	YOUNG, ME MR	11A TUDOR ROAD BH18 8AP	73	561.37	74171
4830899663	LEY, A MR	24 OVERLANDS ROAD DT4 9HS	181	1391.89	74171
4830869463	GLOSTER, PC MR	54 MEADOWSWEET ROAD BH17 7XT	356	2737.64	74171
1412096362	DEAN, KE MR	6 REDHORN CLOSE BH16 5BE	70	588.00	74171
4830859763	DEAN, KE MR	6 REDHORN CLOSE BH16 5BE	53	407.57	74171
1411505662	FORD, SE MISS	29 LANGDON ROAD BH14 9EQ	222	1864.80	74171
4830811263	FORD, SE MISS	29 LANGDON ROAD BH14 9EQ	145	1115.05	74171
1411443262	BISHOP, GA MR	2 BECHER ROAD BH14 9AX	141	1184.40	74171
4830825263	BISHOP, GA MR	2 BECHER ROAD BH14 9AX	181	1391.89	74171
4830891063	PAVEY, IR MR	64 GOLDCROFT AVENUE DT4 0ES	60	461.40	74171
1411670262	WAREHAM, S MR	7 DRAX AVENUE BH20 4DJ	194	1629.60	74171
4830874063	WAREHAM, S MR	7 DRAX AVENUE BH20 4DJ	194	1491.86	74171
4830824463	WATFORD, CN MR	8 FOXGLOVE CLOSE SP8 4TW	185	1422.65	74171
1411671062	WATFORD, CN MR	8 FOXGLOVE CLOSE SP8 4TW	427	3586.80	74171
3526654268	BURRIDGE, RA MR	FLAT 8, GEMMA COURT DT4 0JS	2598	17952.18	74171
4830882163	BURRIDGE, RA MR	FLAT 8, GEMMA COURT DT4 0JS	356	2737.64	74171

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410782762	PIDGLEY, RW MR	28 REDHILL AVENUE BH9 2SW	166	1394.40	74171
4830877563	PIDGLEY, RW MR	28 REDHILL AVENUE BH9 2SW	206	1584.14	74171
4830834163	ARNOLD, TJ MR	11 HAYES LANE BH21 2JA	89	684.41	74171
1411110762	ARNOLD, TJ MR	11 HAYES LANE BH21 2JA	141	1184.40	74171
1411087962	WILKES, MJ MR	27 HILLBOURNE ROAD DT4 9JD	141	1184.40	74171
4830870863	WILKES, MJ MR	27 HILLBOURNE ROAD DT4 9JD	230	1768.70	74171
4830907063	CEARNS, D MR	60 BROOKSIDE ROAD BH23 8NA	356	2737.64	74171
4830898863	LYNDON, T MR	32 ROMAN ROAD BH18 9DL	60	461.40	74171
1410330962	BOXALL, MA MR	9 ELMS WAY BH6 4HU	141	1184.40	74171
4830914363	BOXALL, MA MR	9 ELMS WAY BH6 4HU	103	792.07	74171
1410415162	LEY, ARG MR	24 OVERLANDS ROAD DT4 9HS	141	1184.40	74171
1411755562	DOUGHTY, J MR	10 BLYTHE ROAD BH21 3LR	84	705.60	74171
4830820163	DOUGHTY, CJ MRS	10 BLYTHE ROAD BH21 3LR	73	561.37	74171
3889068969	NORTH, TJ MR	23 COGDEANE ROAD BH17 9AS	399	1975.05	74171
4830839263	NORTH, TJ MR	23 COGDEANE ROAD BH17 9AS	145	1115.05	74171
1411845462	MURPHY, MJ MR	37 RINGWOOD ROAD BH31 7AB	275	2310.00	74171
1225953061	MURPHY, MJ MR	37 RINGWOOD ROAD BH31 7AB	515	4305.40	74171
4830861963	EATON, MJ MR	10 SUFFOLK CLOSE BH21 2TX	40	307.60	74171
1411883762	SHORT, A MRS	40 CONIFER AVENUE BH14 8RT	141	1184.40	74171
4830823663	SHORT, A MRS	40 CONIFER AVENUE BH14 8RT	215	1653.35	74171
1410510762	ALLEN, MS MR	20 GREENACRE CLOSE BH16 5EY	91	764.40	74171
4830868663	ALLEN, MS MR	20 GREENACRE CLOSE BH16 5EY	60	461.40	74171
4830815563	STEPHENSON, TJ MRS	4 FOXGLOVES BH16 5NS	145	1115.05	74171
1411894262	STEPHENSON, TJ MRS	4 FOXGLOVES BH16 5NS	70	588.00	74171
3889372669	STEPHENSON, TJ MRS	4 FOXGLOVES BH16 5NS	619	3064.05	74171
1410367862	FIDGETT, K MR	7 COBHAM ROAD BH9 3AR	222	1864.80	74171
4830806663	FIDGETT, K MR	7 COBHAM ROAD BH9 3AR	89	684.41	74171
1227177861	MCNULTY, B MR	79 CHAPELHAY HEIGHTS DT4 8JL	205	1713.80	74171
4830888063	MCNULTY, B MR	79 CHAPELHAY HEIGHTS DT4 8JL	73	561.37	74171
4830840663	PRESTON, I MR	62 BEACON PARK CRESCENT BH16 5	145	1115.05	74171
4830862763	SMALL, P MR	1 HALTER RISE BH21 2UR	145	1115.05	74171
5175704164	BURBIDGE, G MRS	37 EGMONT ROAD BH16 5AL	25	234.75	74171
4830893763	BURBIDGE, G MRS	37 EGMONT ROAD BH16 5AL	73	561.37	74171
4830910063	HAYWARD, PJ MR	7 COOMBE GARDENS BH10 5AG	73	561.37	74171
4830906263	OWEN, PS MR	14 WOODSIDE ROAD BH14 9JJ	145	1115.05	74171

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411979562	HIGGINBOTTOM, SHE MISS	116 HALSTOCK CRESCENT BH17 9BB	547	4594.80	74171
3888732769	HIGGINBOTTOM, SHE MISS	116 HALSTOCK CRESCENT BH17 9BB	399	1975.05	74171
1411919162	WEST, C MR	40 WHITEHILL DT2 8SB	60	504.00	74171
4830895363	WEST, C MR	40 WHITEHILL DT2 8SB	47	361.43	74171
4423246460	WEST, C MR	40 WHITEHILL DT2 8SB	155	1071.05	74171
5175708464	WEST, C MR	40 WHITEHILL DT2 8SB	44	413.16	74171
4830884863	MEARS, JR MR	13 SYDENHAM CRESCENT BH20 6ES	244	1876.36	74171
4830800763	BEESLEY, CJ MR	1 POPERINGHE BH19 3DG	215	1653.35	74171
5175666564	BEESLEY, CJ MR	1 POPERINGHE BH19 3DG	39	366.21	74171
1411766062	ELLIOTT, DR MR	RIVER VIEW BH8 ODG	685	5754.00	74171
4830194063	ELLIOTT, DR MR	RIVER VIEW BH8 ODG	82	630.58	74171
1410179962	DAVIDSON, PJ MR	7 EDGARTON ROAD BH17 9AY	84	705.60	74171
4830850363	DAVIDSON, PJ MR	7 EDGARTON ROAD BH17 9AY	89	684.41	74171
1411026762	WARD, RA MR	199 SOPWITH CRESCENT BH21 1SR	77	646.80	74171
4830848163	WARD, RA MR	199 SOPWITH CRESCENT BH21 1SR	89	684.41	74171
5175682764	WARD, RA MR	199 SOPWITH CRESCENT BH21 1SR	30	281.70	74171
4830828763	SAMWAYS, CJ MRS	1A PORTMAN ROAD DT11 8UJ	116	892.04	74171
4830878363	WEAVER, TR MR	106 SANDY LANE BH16 5LX	98	753.62	74171
4423297960	YEA, PJ MR	2 ST. MARYS CLOSE BH20 4BU	383	2646.53	74171
4830809063	SOMERS, SR MR	14 BULL LANE DT2 0BQ	89	684.41	74171
4830903863	CHERRETT, M MR	603 CHILBRIDGE BH21 4DX	60	461.40	74171
4422327960	CHERRETT, M MR	603 CHILBRIDGE BH21 4DX	1560	10779.60	74171
5175715764	CHERRETT, M MR	603 CHILBRIDGE BH21 4DX	16	150.24	74171
1411173562	PIDGEON, S MR	9 LESLIE ROAD BH14 8DN	275	2310.00	74171
4830911963	PIDGEON, S MR	9 LESLIE ROAD BH14 8DN	145	1115.05	74171
4830875963	TURNER, LP MR	12 GODMANSTON CLOSE BH17 8BU	31	238.39	74171
4830876763	GILBERT, SA MR	68 GRESHAM ROAD BH9 1QS	40	307.60	74171
1411969862	GILBERT, SA MR	68 GRESHAM ROAD BH9 1QS	84	705.60	74171
4830847363	COOKE, JA MR	37 BADER ROAD BH17 8PN	89	684.41	74171
4830846563	FULLER, RA MR	259 WIMBORNE ROAD BH15 2EG	47	361.43	74171
4830901163	MARSH, AP MR	86A WAKEHAM DT5 1HP	145	1115.05	74171
4830908963	PEAK, GM MR	6 EAST WAY BH21 3NG	73	561.37	74171
4830798163	GERRARD, CP MR	190 SALISBURY ROAD BH23 7JS	103	792.07	74171
1411796262	GERRARD, CP MR	190 SALISBURY ROAD BH23 7JS	275	2310.00	74171
4422530160	GERRARD, CP MR	190 SALISBURY ROAD BH23 7JS	776	5362.16	74171

09-JUN-2004 SAV0033B - Closure Processing

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
5175656864	GERRARD, CP MR	190 SALISBURY ROAD BH23 7JS	15	140.85	74171
3888952469	MAKOSA, RP MR	12 RUSHCOMBE WAY BH21 3QS	398	1970.10	74171
4830843063	MAKOSA, RP MR	12 RUSHCOMBE WAY BH21 3QS	53	407.57	74171
5175654164	MAKOSA, RP MR	12 RUSHCOMBE WAY BH21 3QS	10	93.90	74171
1411678862	WHITE, SP MR	82 FELTON ROAD BH14 0QX	84	705.60	74171
1411197262	DUNNINGS, MI MR	21 LEAPHILL ROAD BH7 6LS	166	1394.40	74171
4830805863	TERRELL, M MR	10 CANNON HILL GARDENS BH21 2T	73	561.37	74171
3888818869	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	757	3747.15	74171
4422696060	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	425	2936.75	74171
1227142561	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	386	3226.96	74171
1411542062	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	60	504.00	74171
4830881363	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	76	584.44	74171
5175699164	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	36	338.04	74171
5175707664	GERN-GROSS, SP MR	5 GIBBS GREEN BH16 6ND	25	234.75	74171
5175652564	ARNOLD, TJ MR	11 HAYES LANE BH21 2JA	86	807.54	74171
5175725464	BARNARD, DR MR	FLAT 8 GRACIE COURT BH10 7BQ	50	469.50	74171
5175691664	BURROWS, RI MR	122 KESTREL VIEW DT3 5QZ	126	1183.14	74171
5175664964	DEAN, KE MR	6 REDHORN CLOSE BH16 5BE	10	93.90	74171
5175700964	ELMS, CB MR	23 HONEYSUCKLE LANE BH17 7YY	10	93.90	74171
5175677064	FORD, SE MISS	29 LANGDON ROAD BH14 9EQ	60	563.40	74171
5175734364	KERSHAW, A MS	122 KESTREL VIEW DT3 5QZ	126	1183.14	74171
5175713064	LEY, A MR	24 OVERLANDS ROAD DT4 9HS	28	262.92	74171
5175716564	MURPHY, MJ MR	37 RINGWOOD ROAD BH31 7AB	25	234.75	74171
5175712264	SHORT, A MRS	40 CONIFER AVENUE BH14 8RT	58	544.62	74171
5175679764	SMALL, P MR	1 HALTER RISE BH21 2UR	30	281.70	74171
5175643664	SQUIBB, PM MRS	38 SEA VIEW ROAD BH16 5NG	25	234.75	74171
5175649564	STEPHENSON, TJ MRS	4 FOXGLOVES BH16 5NS	25	234.75	74171
5175661464	YOUNG, ME MR	11A TUDOR ROAD BH18 8AP	60	563.40	74171
4830929163	BARTLETT, G MR	18 CEDAR DRIVE BH20 7QB	73	561.37	74171
4830894563	BAUME, GA MR	91 PRIESTS ROAD BH19 2RL	31	238.39	74171
5175717364	BISHOP, GA MR	2 BECHER ROAD BH14 9AX	65	610.35	74171
1411367362	EATON, MJ MR	10 SUFFOLK CLOSE BH21 2TX	60	504.00	74171
4830873263	MITCHELL, DE MR	12 BORLAND ROAD TW11 9HP	145	1115.05	74171
4830829563	PODESTA, AG MR	113 INGLESHAM WAY BH15 4PP	60	461.40	74171
1410767362	SMALL, P MR	1 HALTER RISE BH21 2UR	141	1184.40	74171

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411129862 SOMERS, SR MR		14 BULL LANE DT2 0BQ	141	1184.40	74171
4830817163 PANDURO, J MR		52 HIGHER DAYS ROAD BH19 2LB	73	561.37	74171



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,054		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	1,054
UK Postcode: EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed JM POPE. Date 7/6/09

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	0 3	0 6	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,118		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 4.95		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: CHRISTINE PARKINSON	Class of shares allotted	Number allotted
Address: 1 CALDERMERE, SPENNYMOOR, COUNTY DURHAM, ENGLAND	Ordinary 25p	1,118
UK Postcode DL16 6XT		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JOHN POPE Date 4/6/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Export_Control

ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
1118	5534.10	0	1118	0
1118	**5534.10**	**0**	**1118**	**0**

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO
003889095669	301098	5	4.95	MRS	PARKINSON	C	NP696460D
Total							

Postcode	Forenames	Location
DL16 6XT	CHRISTINE	FRA

Spouse Shares Keep	Address1	Address2	Address3	Address4	Address5
0	1 CALDERMERE	SPENNYMOOR			
0					



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	34,786		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	34,786
UK Postcode: E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed J Pope Date 2/6/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	27	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	7,291		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	7,291
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 27/5/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
te or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 7	0 5	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	551		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 25p	551
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed TW - JM POPE Date 27/5/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
95	470.25	0	95	0
185	1422.65	0	185	0
271	2083.99	0	271	0
551	**3976.89**	**0**	**551**	**0**

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO
003888683569	301098	5	4.95	MR	HALEY	RB	YE251214A
004830408763	141102	3	7.69	MR	TERRY	ME	YM105343B
004830035963	141102	3	7.69	MRS	WHINCUP	CS	YA039121C
Total							

Spouse Shares Keep	Address1	Address2	Address3
0	51 BELLE VUE ROAD	BOURNEMOUTH	
0	26 PINEWOOD AVENUE	BOURNEMOUTH	
0	APPLEOAK END	111 HILL VIEW ROAD	BOURNEMOUTH
0			

Address4	Address5	Postcode	Forenames	Location
		BH6 3DF	ROBERT BRIAN	FRA
		BH10 6BT	MICHAEL EATON	COB
		BH10 5BL	CHRISTINA SUSAN	FRL



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	9,167		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 5,162
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) (see attached minutes) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Class of shares allotted: Ordinary 25p	Number allotted: 4,005
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24-5-2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410308262	ADAMS, AD MR	2 RAMBLER COTTAGES DT10 2DA	414	3477.60	73019
4829954763	ADAMS, AD MR	2 RAMBLER COTTAGES DT10 2DA	110	845.90	73019
3888353469	CHADWICK, CJ MR	WATERGATE PO35 5UE	1118	5534.10	73019
4830855463	WHYTE, ST MRS	147 HAYMOOR ROAD BH15 3NT	128	984.32	73019

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4423279060	WISE, MJ MR	120 ALBION WAY BH31 7LR	746	5154.86	73229
1412076962	WISE, MJ MR	120 ALBION WAY BH31 7LR	131	1100.40	73229
3889085969	PAGE, GF MR	AVON REACH BH24 2BJ	577	2856.15	73229
4422910260	PAGE, GF MR	AVON REACH BH24 2BJ	688	4754.08	73229
1226432161	PAGE, GF MR	AVON REACH BH24 2BJ	75	627.00	73229
1410442962	PAGE, GF MR	AVON REACH BH24 2BJ	286	2402.40	73229
4830406063	PAGE, GF MR	AVON REACH BH24 2BJ	33	253.77	73229
5174368764	PAGE, GF MR	AVON REACH BH24 2BJ	20	187.80	73229
4830827963	HUMES, GE MR	21 COUNTESS CLOSE BH21 1UJ	69	530.61	73229
4423275860	WILLIS, TM MR	25 CORFE LODGE ROAD BH18 9NF	376	2598.16	73229
4829757963	WILLIS, TM MR	25 CORFE LODGE ROAD BH18 9NF	103	792.07	73229
5175251164	WILLIS, TM MR	25 CORFE LODGE ROAD BH18 9NF	30	281.70	73229

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411298762	MITCHELL, GR MR	108 SALISBURY ROAD DT11 7TQ	258	2167.20	73414

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th May 2004

Present: G F Page - Chairman
A Hannam (by telephone)

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	S Webb	24.05.04	2,529	£29,989.64

It was resolved that a total of 2,529 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
S Webb	2,529	£11.6083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 2,529 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th May 2004

Present: G F Page - Chairman
A Hannam (by telephone)

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	**S Webb**	**24.05.04**	**1,476**	**£17,502.85**

It was resolved that a total of 1,476 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
S Webb	**1,476**	**£11.6083**

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,476 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 4	0 5	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	2,176		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 25p	2,176
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed J M Pope JM POPE Date 4/5/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO
001226344961	061100	3	8.36	MR	FULLER	RA	YZ237833C
001412099862	121101	3	8.4	MR	GALLEN	J	ZY059810C
004830509163	141102	3	7.69	MR	GALLEN	J	ZY059810C
001226834361	061100	3	8.36	MR	MASTERS	RC	YX323199D
Totals							

ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
55	459.80	0	55	0
154	1293.60	0	154	0
96	738.24	0	96	0
115	961.40	0	115	0
420	**3453.04**	**0**	**420**	**0**

418 NonQ
2 QUEST
420.

CA: A Hughes.

Spouse Shares Keep	Address1	Address2	Address3	Address4
0	259 WIMBORNE ROAD	POOLE		
0	1A DEREHAM ROAD	EASTON	NORWICH	
0	1A DEREHAM ROAD	EASTON	NORWICH	
0	FURZEBANK	VERWOOD ROAD	WOODLANDS	WIMBORNE
0				

Address5	Postcode	Forenames	Location
	BH15 2EG	ROGER ADRIAN	WAB
	NR9 5EG	JOHN	FRAT
	NR9 5EG	JOHN	FRA
	BH21 8LJ	RICHARD CHARLES	FRL

--

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		07-APR-2004	
No of Shares		608	3741.69
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	07-APR-2004 at 12:04	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3888584769	FORD, PJ MR	3 HIGH WAY BH18 9NB	395	1955.25	72255
1227332061	COCKER, DI MR	27 ASCOT CLOSE PO14 4RN	69	576.84	72255
1411809862	HARDY, M MR	443 WIMBORNE ROAD BH15 3EE	144	1209.60	72255

BULK PROOF LIST FOR COBHAM PLC

Closure Date		21-APR-2004	
No of Shares		92	769.12
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	21-APR-2004 at 10:34	
Pages Printed	:	00003	

RECEIVED 29 APR 2004

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No.
1226776261	HICKEN, H MISS	FIELD LANE COTTAGE DE73 1BE	92	769.12	72577

BULK PROOF LIST FOR COBHAM PLC

Closure Date 14-APR-2004

No of Shares 1058 7513.29

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 14-APR-2004 at 09:53

Pages Printed : 00003

14-APR-2004 SAV0033B - Closure Processing

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410716962	OSBORNE, BJ MR	13 ROWLAND AVENUE BH15 3DE	384	3225.60	72429
1226744461	MALTWOOD, DJ MR	89 MERLEY WAYS BH21 1QP	48	401.28	72429
3889064669	NIX, RCR MR	17 CHARLTON ON THE HILL DT11 9	395	1955.25	72429
1226879361	SEVIOUR, PK MR	27 MANNINGTON WAY BH22 OJE	231	1931.16	72429



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	26	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	16,149		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 16,149
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] Date 26.4.03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	7,129		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	7,129
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 7/4/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	0 2	0 4	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	22,400		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	18,554
UK Postcode EC3P 3DB		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	3,846
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/4/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

RECEIVED
2005 NOV -8 P 2:03

Return of Allotment of Shares

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	6,021		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted Ordinary 25p	Number allotted 6,021
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2-4-04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		24-MAR-2004	
No of Shares		1263	8887.78
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	24-MAR-2004 at 10:03	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3889027169	MOORE, D MR	107 CONWAY DRIVE LE12 9PN	177	876.15	71822
3889270369	SCOTT, SR MR	574 BLANDFORD ROAD BH16 5EG	313	1549.35	71822
1226997861	BURNINGHAM, AE MS	56 RODNEY DRIVE BH23 3JF	658	5500.88	71822
1227335561	DEAN, AM MS	78 PARKWAY DRIVE BH8 9JR	115	961.40	71822

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	31-MAR-2004	
No of Shares	3654	21490.48
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	31-MAR-2004 at 10:16	
Pages Printed :	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3888604569	FREND, TR MR	44 BRAMPTON ROAD BH15 3RF	177	876.15	72044
1227272361	THOMSON, SJ MR	6 BROAD GREEN CLOSE IP29 5RN	92	769.12	72044
3889524969	WEBSTER, AR MR	8 PARSONAGE LANE EX36 3AX	463	2291.85	72044
3889472269	VATCHER, WR MR	11 SOMERSET ROAD BH23 2ED	1131	5598.45	72044
1227424661	VATCHER, WR MR	11 SOMERSET ROAD BH23 2ED	213	1780.68	72044
1226079261	ALEXANDER, KP MR	58 SUNNINGHILL DRIVE NG11 8FL	92	769.12	72044
1226831961	MARCHBANK, I MR	2 HOLLY ROAD SG3 6LL	231	1931.16	72044
3889377769	STICKLER, CF MR	36 THE SCIMITARS PO14 3RW	177	876.15	72044
1225886061	STICKLER, CF MR	36 THE SCIMITARS PO14 3RW	139	1162.04	72044
1226967661	AITKEN, I MR	22 EDGARTON ROAD BH17 9AZ	139	1162.04	72044
3888494869	DOWKES, JM MR	19 FIRTHLAND ROAD YO18 8BZ	313	1549.35	72044
1227252961	SHORT, KD MR	6 BARTON MEADOW ROAD EX37 9AN	92	769.12	72044
3888317869	BURKE, B MR	12 EVESHAM GROVE DL2 2YE	395	1955.25	72044

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		17-MAR-2004	
No of Shares		1104	8070.04
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	17-MAR-2004 at 11:28	
Pages Printed	:	00003	

RECEIVED

eMail => mmi

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3889507969	WARNER, SRJ MR	17 BUNTING ROAD BH22 9QZ	95	470.25	71636
3888811069	JARVIS, PJ MR	WILBY SL8 5TJ	245	1212.75	71636
1226797561	JARVIS, PJ MR	WILBY SL8 5TJ	764	6387.04	71636



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box)*	26	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	19,834		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 1,145
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 4,623
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 1,334
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 12,732
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed JMPOPE Date 26/3/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From			To		
	Day	Month	Year	Day	Month	Year
	25	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,752		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 25p	Number allotted: 1,752
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] - J M POPE Date 25/3/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	24	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	17,464		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	14,948
UK Postcode EC3P 3DB		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	2,516
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed JMPope Date 24/3/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 2	0 3	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	26,172		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	26,172
UK Postcode: EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22-3-2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2004			

Class of shares (ordinary or preference etc)	Ordinary 25p		
Number allotted	3361		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share (including any share premium)	£0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Rood Nominees Limited (Crest participant DT01 / Crest member account CFIN)	Class of shares allotted	Number allotted
Address: 20 Fenchurch Street, London, England	Ord 25p	3361
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22.03.2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

J Pope. Company Secretary, Cobham plc
Brook Road, Wimborne Dorset. BH21 2BJ
Tel 01202 857552
DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	13,287		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 868
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 6,728
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 5,691
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 19/3/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number | DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	1 1	0 3	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	4,407		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Cc

A51 *AW4BSTPS* 0723
COMPANIES HOUSE 25/03/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 4,407
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11.03.04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

--

BULK PROOF LIST FOR COBHAM PLC

Closure Date		10-MAR-2004	
No of Shares		4407	31371.58
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	10-MAR-2004 at 10:03	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1227094161	TURNER, PVM MR	14 VICTORIA AVENUE UB10 9AQ	463	3870.68	71445
1226648061	DAYMAN, MP MR	4 RALPH CLOSE EX33 1DN	139	1162.04	71445
3888517069	DURHAM, RB MR	20 EASTWORTH ROAD BH31 7PJ	1486	7355.70	71445
1226200061	PARSONS, J MR	7A WATERLOO SQUARE PO21 1TE	370	3093.20	71445
4830079063	LAWRENCE-BURGESS, O MR	43 PENYSTON ROAD SL6 6EJ	119	915.11	71445
1226746061	MARSHALL, CH MR	20 THE DALE SG6 3SG	231	1931.16	71445
3888136169	ADAMS, C MRS	42 RAMSBURY CLOSE DT11 7UF	95	470.25	71445
1227032161	SMITH, JOR MR	26 ADAM DRIVE IV36 2JN	463	3870.68	71445
1227102661	GODDARD, ME MR	101 NEWLAND MILL OX28 3SZ	463	3870.68	71445
1226365161	HARDING, LI MISS	FLAT 23, DEAN PARK MANSIONS BH	115	961.40	71445
1226426761	MORRISON, KJ MR	62A WHARTONS LANE SO40 7EF	463	3870.68	71445

Account No	Employee Details				Option Details			
003888136169	MRS C ADAMS	Emp No	Open Date	010299	Opt Price	4.950000	Company Amt	470.25
	CHRISTINE	NI No WL797562D	Grant Date	301098	Shares Exer	95	Cheque No	523420
	42 RAMSBURY CLOSE		Term	5	Balance	472.50	Ind Amount	3.43
	BLANDFORD FORUM		Sub Amount	7.00	Interest	1.18	Cheque No	523427
		Left Date 000000	Reason					
		Location ACE						
	DT11 7UF							
001226648061	MR MP DAYMAN	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	1162.04
	MICHAEL PAUL	NI No NM184624B	Grant Date	061100	Shares Exer	139	Cheque No	523420
	4 RALPH CLOSE		Term	3	Balance	1162.50	Ind Amount	0.46
	BRAUNTON		Sub Amount	30.00	Interest	0.00	Cheque No	523422
		Left Date 000000	Reason					
		Location HTE						
	EX33 1DN							
003888517069	MR RB DURHAM	Emp No	Open Date	010299	Opt Price	4.950000	Company Amt	7355.70
	RICHARD BRUCE	NI No YY151396C	Grant Date	301098	Shares Exer	1486	Cheque No	523420
	20 EASTWORTH ROAD		Term	5	Balance	7357.50	Ind Amount	20.19
	VERWOOD		Sub Amount	109.00	Interest	18.39	Cheque No	523423
		Left Date 000000	Reason					
		Location FRA						
	BH31 7PJ							
001227102661	MR ME GODDARD	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	3870.68
	MICHAEL EDOWARD	NI No ZY617795D	Grant Date	061100	Shares Exer	463	Cheque No	523420
	101 NEWLAND MILL		Term	3	Balance	3875.00	Ind Amount	4.32
	WITNEY		Sub Amount	100.00	Interest	0.00	Cheque No	523429
		Left Date 000000	Reason					
		Location COM						
	OX28 3SZ							
001226365161	MISS LI HARDING	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	961.40
	LARISSA ISABELLE	NI No NP336145B	Grant Date	061100	Shares Exer	115	Cheque No	523420
	FLAT 23, DEAN PARK MANSIONS		Term	3	Balance	968.75	Ind Amount	7.35
	27 DEAN PARK ROAD		Sub Amount	25.00	Interest	0.00	Cheque No	523430
	BOURNEMOUTH	Left Date 000000	Reason					
		Location FRA						
	BH1 1JA							

Account No	Employee Details				Option Details			
004830079063	MR O LAWRENCE-BURGESS	Emp No6540	Open Date	010203	Opt Price	7.690000	Company Amt	915.11
	OLIVER	NI No WL580504B	Grant Date	141102	Shares Exer	119	Cheque No	523420
	43 PENYSTON ROAD		Term	3	Balance	910.00	Ind Amount	6.28
	MAIDENHEAD		Sub Amount	65.00	Interest	11.39	Cheque No	523425
		Left Date 270204	Reason	REDUND				
		Location FRL						
	SL6 6EJ							
001226746061	MR CH MARSHALL	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	1931.16
	CEDRIC HENRY	NI No ZYB22518D	Grant Date	061100	Shares Exer	231	Cheque No	523420
	20 THE DALE		Term	3	Balance	1937.50	Ind Amount	6.34
	LETCHWORTH GARDEN CITY		Sub Amount	50.00	Interest	0.00	Cheque No	523426
		Left Date 000000	Reason					
		Location CELRAD						
	SG6 3SG							
001226426761	MR KJ MORRISON	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	3870.68
	KENNETH JOHN	NI No WL752816D	Grant Date	061100	Shares Exer	463	Cheque No	523420
	62A WHARTONS LANE		Term	3	Balance	3875.00	Ind Amount	4.32
	ASHURST		Sub Amount	100.00	Interest	0.00	Cheque No	523431
	SOUTHAMPTON	Left Date 000000	Reason					
		Location COB						
	SO40 7EF							
01226200061	MR J PARSONS	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	3093.20
	JOHN	NI No YB948419B	Grant Date	061100	Shares Exer	370	Cheque No	523420
	7A WATERLOO SQUARE		Term	3	Balance	3100.00	Ind Amount	6.80
	BOGNOR REGIS		Sub Amount	80.00	Interest	0.00	Cheque No	523424
		Left Date 000000	Reason					
		Location CRED						
	PO21 1TE							
01227032161	MR JOR SMITH	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	3870.68
	JOHN OGILUIE RAE	NI No ZR538432C	Grant Date	061100	Shares Exer	463	Cheque No	523420
	26 ADAM DRIVE		Term	3	Balance	3875.00	Ind Amount	4.32
	FORRES		Sub Amount	100.00	Interest	0.00	Cheque No	523428
		Left Date 000000	Reason					
		Location FRKIN						
	IV36 2JN							

Account No	Employee Details				Option Details			
001227094161	MR PVM TURNER	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	3870.68
	PETER VICTOR MARK	NI No WK863555A	Grant Date	061100	Shares Exer	463	Cheque No	523420
	14 VICTORIA AVENUE		Term	3	Balance	3875.00	Ind Amount	4.32
	UXBRIDGE		Sub Amount	100.00	Interest	0.00	Cheque No	523421
		Left Date 000000	Reason					
		Location CEL						
	UB10 9AQ							

ccount No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	4407
No of Individual Cheques	11
Value of Individual Cheques	68.13
Value of other ind payments	0.00



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	13,198		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: EMPLOYEES NAMED ON ATTACHED SCHEDULE Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 10,012
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 3,186
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/3/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

```
BULK PROOF LIST FOR     COBHAM PLC

Closure Date            03-MAR-2004

No of Shares            10012          56167.08

Module Name        :    SAV0033B

Actioned by        :    root

Report Date/Time   :    03-MAR-2004 at 09:58

Pages Printed      :    00003
```

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1226359761	GRAHAM, MK MR	81 CREEKMOOR LANE BH17 7BW	231	1931.16	71223
1226721561	KIRBY, P DR	5 THE GLEBE OX14 4ND	463	3870.68	71223
3889555969	WILKES, MJ MR	27 HILLBOURNE ROAD DT4 9JD	681	3370.95	71223
1226476361	SMITH, K MR	620 ASHLEY ROAD BH14 0AW	115	961.40	71223
3889466869	TWIDDY, AR MR	152 ALMA ROAD BH9 1AJ	245	1212.75	71223
1226932361	MORRIS, J MRS	BENTWICHEN COTTAGE EX36 3HA	92	769.12	71223
2992545367	MARRIOTT, ME MRS	2 OAKDENE CLOSE BH21 1TJ	4037	19498.71	71223
1227229461	IRVINE, D MR	38 ABBEY MEADOW CO9 3QS	463	3870.68	71223
3888247369	BISHOP, KA MR	103 NORFOLK ROAD DT4 0PS	177	876.15	71223
3888191469	BARFOOT, SR MR	98 NORTHMOOR WAY BH20 4ES	750	3712.50	71223
3888754869	HOGARTY, SP MR	17 WAYTOWN CLOSE BH17 9WF	177	876.15	71223
1227374661	PAULL, KD MR	HIDEAWAY EX36 3AN	69	576.84	71223
4830918663	SHIPPERLEY, JP MR	14 OVERCOMBE CLOSE BH17 9EZ	39	299.91	71223
3888544869	ENTWISTLE, GD MR	FLAT 8, GRANGEWOOD HALL BH21 1	1854	9177.30	71223
1227109361	GRAY, RJ MRS	23 RIDGEWELL ROAD CO9 4RG	231	1931.16	71223
4830919463	WALTERS, GS MR	29 ST HELENS ROAD	18	138.42	71223
1227255361	SOMERS, SR MR	14 BULL LANE DT2 0BQ	231	1931.16	71223
1227578161	WHITE, SP MR	82 FELTON ROAD BH14 0QX	139	1162.04	71223

Closure Listing for COBHAM PLC Closure Date 03-MAR-2004 Page: 00001

Account No	Employee Details										
						Option Details					
003888191469	MR SR BARFOOT		Emp No		Open Date	010299	Opt Price	4.950000	Company Amt	3712.50	
	STEPHEN RICHARD		NI No WL550864D		Grant Date	301098	Shares Exer	750	Cheque No	521681	
	98 NORTHMOOR WAY				Term	5	Balance	3712.50	Ind Amount	9.28	
	WAREHAM				Sub Amount	55.00	Interest	9.28	Cheque No	521691	
			Left Date	101203	Reason	SALECO					
			Location	WAB							
		BH20 4ES									
003888247369	MR KA BISHOP		Emp No		Open Date	010299	Opt Price	4.950000	Company Amt	876.15	
	KENNETH ANDREW		NI No ZY633761B		Grant Date	301098	Shares Exer	177	Cheque No	521681	
	103 NORFOLK ROAD				Term	5	Balance	877.50	Ind Amount	1.35	
	WEYMOUTH				Sub Amount	13.00	Interest	0.00	Cheque No	521690	
			Left Date	101203	Reason	SALECO					
			Location	WAB							
		DT4 OPS									
003888544869	MR GD ENTWISTLE		Emp No		Open Date	010299	Opt Price	4.950000	Company Amt	9177.30	
	GEOFFREY DONALD		NI No YH178371D		Grant Date	301098	Shares Exer	1854	Cheque No	521681	
	FLAT 8, GRANGEWOOD HALL				Term	5	Balance	9180.00	Ind Amount	25.65	
	CRANFIELD AVENUE				Sub Amount	136.00	Interest	22.95	Cheque No	521695	
	WIMBORNE		Left Date	000000	Reason						
			Location	FRL							
		BH21 1BZ									
001226359761	MR MK GRAHAM		Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	1931.16	
	MARTIN KENNETH		NI No YY223418C		Grant Date	061100	Shares Exer	231	Cheque No	521681	
	81 CREEKMOOR LANE				Term	3	Balance	1937.50	Ind Amount	6.34	
	POOLE				Sub Amount	50.00	Interest	0.00	Cheque No	521682	
			Left Date	101203	Reason	SALECO					
			Location	WAB							
		BH17 7BW									
001227109361	MRS RJ GRAY		Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	1931.16	
	RUTH JENNIFER		NI No NA406071C		Grant Date	061100	Shares Exer	231	Cheque No	521681	
	23 RIDGEWELL ROAD				Term	3	Balance	1937.50	Ind Amount	6.34	
	GREAT YELDHAM				Sub Amount	50.00	Interest	0.00	Cheque No	521696	
	HALSTEAD		Left Date	000000	Reason						
			Location	EURO							
		CO9 4RG									

Clo. - Listing for COBHAM PLC Closure Date 03-MAR-2004

Account No	Employee Details						Option Details			
003888754869	MR SP HOGARTY		Emp No		Open Date	010299	Opt Price	4.950000	Company Amt	876.15
	SHAUN PETER		NI No	WL657016B	Grant Date	301098	Shares Exer	177	Cheque No	521681
	17 WAYTOWN CLOSE				Term	5	Balance	877.50	Ind Amount	3.54
	POOLE				Sub Amount	13.00	Interest	2.19	Cheque No	521692
			Left Date	000000	Reason					
			Location	FRA						
		BH17 9WF								
001227229461	MR D IRVINE		Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	3870.68
	DAVID		NI No	JB659751D	Grant Date	061100	Shares Exer	463	Cheque No	521681
	38 ABBEY MEADOW				Term	3	Balance	3875.00	Ind Amount	4.32
	SIBLE HEDINGHAM				Sub Amount	100.00	Interest	0.00	Cheque No	521689
	HALSTEAD		Left Date	000000	Reason					
			Location	EURO						
		CO9 3QS								
001226721561	DR P KIRBY		Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	3870.68
	PETER		NI No	YW777638D	Grant Date	061100	Shares Exer	463	Cheque No	521681
	5 THE GLEBE				Term	3	Balance	3875.00	Ind Amount	4.32
	CULHAM				Sub Amount	100.00	Interest	0.00	Cheque No	000000
	ABINGDON		Left Date	000000	Reason					
			Location	CULH						
		OX14 4ND								
002992545367	MRS ME MARRIOTT		Emp No		Open Date	010297	Opt Price	4.830000	Company Amt	19498.71
	MARGARET EILEEN		NI No	YH209699D	Grant Date	141196	Shares Exer	4037	Cheque No	521681
	2 OAKDENE CLOSE				Term	7	Balance	19500.00	Ind Amount	1.29
	WIMBORNE MINSTER				Sub Amount	250.00	Interest	0.00	Cheque No	521688
	WIMBORNE		Left Date	311203	Reason	3YERET				
			Location	COB						
		BH21 1TJ								
001226932361	MRS J MORRIS		Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	769.12
	JENNIFER		NI No	YB722221C	Grant Date	061100	Shares Exer	92	Cheque No	521681
	BENTWICHEN COTTAGE				Term	3	Balance	775.00	Ind Amount	5.88
	BENTWICHEN				Sub Amount	20.00	Interest	0.00	Cheque No	521687
	NORTH MOLTON		Left Date	000000	Reason					
	DEVON		Location	HTE						
		EX36 3HA								

Account No	Employee Details			Option Details					
001227374661	MR KD PAULL	Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	576.84
	KENNETH DARREL	NI No	YZ147898D	Grant Date	061100	Shares Exer	69	Cheque No	521681
	HIDEAWAY			Term	3	Balance	581.25	Ind Amount	4.41
	NORTH STREET			Sub Amount	15.00	Interest	0.00	Cheque No	521693
	SOUTH MOLTON	Left Date	000000	Reason					
		Location	HTE						
	EX36 3AN								
004830918663	MR JP SHIPPERLEY	Emp No	5112	Open Date	010203	Opt Price	7.690000	Company Amt	299.91
	JASON	NI No	JT267799D	Grant Date	141102	Shares Exer	39	Cheque No	521681
	14 OVERCOMBE CLOSE			Term	3	Balance	299.00	Ind Amount	2.59
	CANFORD HEATH			Sub Amount	23.00	Interest	3.50	Cheque No	521694
	POOLE	Left Date	101203	Reason	SALECO				
		Location	WAB						
	BH17 9EZ								
001226476361	MR K SMITH	Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	961.40
	KEVIN	NI No	NB084110C	Grant Date	061100	Shares Exer	115	Cheque No	521681
	620 ASHLEY ROAD			Term	3	Balance	968.75	Ind Amount	7.35
	POOLE			Sub Amount	25.00	Interest	0.00	Cheque No	521685
		Left Date	000000	Reason					
		Location	FRL						
	BH14 0AW								
001227255361	MR SR SOMERS	Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	1931.16
	STEPHEN RICHARD	NI No	NH796404D	Grant Date	061100	Shares Exer	231	Cheque No	521681
	14 BULL LANE			Term	3	Balance	1937.50	Ind Amount	6.34
	MAIDEN NEWTON			Sub Amount	50.00	Interest	0.00	Cheque No	521698
	DORCHESTER	Left Date	101203	Reason	SALECO				
		Location	WAB						
	DT2 0BQ								
003889466869	MR AR TWIDDY	Emp No		Open Date	010299	Opt Price	4.950000	Company Amt	1212.75
	ANTHONY ROBERT	NI No	YB816439A	Grant Date	301098	Shares Exer	245	Cheque No	521681
	152 ALMA ROAD			Term	5	Balance	1215.00	Ind Amount	5.29
	BOURNEMOUTH			Sub Amount	18.00	Interest	3.04	Cheque No	521686
		Left Date	000000	Reason					
		Location	FRL						
	BH9 1AJ								

Closure Listing for COBHAM PLC

Closure Date 03-MAR-2004

Account No	Employee Details			Option Details					
004830919463	MR GS WALTERS GAVIN 29 ST HELENS ROAD SANDFORD WAREHAM DORSET		Emp No5110 NI No JK168632A Left Date 101203 Location WAB	Open Date 010203 Grant Date 141102 Term 3 Sub Amount 11.00 Reason SALECO	Opt Price Shares Exer Balance Interest	7.690000 18 143.00 1.68	Company Amt Cheque No Ind Amount Cheque No	138.42 521681 6.26 521697	
001227578161	MR SP WHITE STEPHEN PHILIP 82 FELTON ROAD POOLE	BH14 0QX	Emp No NI No NW780835A Left Date 000000 Location WAB	Open Date 010201 Grant Date 061100 Term 3 Sub Amount 30.00 Reason	Opt Price Shares Exer Balance Interest	8.360000 139 1162.50 0.00	Company Amt Cheque No Ind Amount Cheque No	1162.04 521681 0.46 521699	
003889555969	MR MJ WILKES MARK JOHN 27 HILLBOURNE ROAD WEYMOUTH	DT4 9JD	Emp No NI No NP976443C Left Date 101203 Location WAB	Open Date 010299 Grant Date 301098 Term 5 Sub Amount 50.00 Reason SALECO	Opt Price Shares Exer Balance Interest	4.950000 681 3375.00 8.44	Company Amt Cheque No Ind Amount Cheque No	3370.95 521681 12.49 521684	

Closure Listing for COBHAM PLC | Closure Date 03-MAR-2004 |

Account No | Employee Details | Option Details

==============

No of Company Cheques	1
No of Shares Purchased	10012
No of Individual Cheques	17
Value of Individual Cheques	109.18
Value of other ind payments	4.32



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	26	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	6,445		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 6,445
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] JM POPE Date 26/2/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		25-FEB-2004	
No of Shares		6445	44965.24
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	25-FEB-2004 at 10:43	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1226394561	LAWTHER, JW MR	29 DRUMDUAN PARK IV36 1GF	463	3870.68	71026
3888852869	JOYCE, BP MR	41 SOUTHERN AVENUE BH22 0BJ	572	2831.40	71026
1226167561	JOYCE, BP MR	41 SOUTHERN AVENUE BH22 0BJ	254	2123.44	71026
1227246461	SHARP, RM MR	33 BALMORAL ROAD LE67 4PE	231	1931.16	71026
3889281969	SHARP, RM MR	33 BALMORAL ROAD	245	1212.75	71026
1227136061	HUXLEY, RS MR	30 ST. MARYS CLOSE BH23 8HU	139	1162.04	71026
1225812761	GILLETT, MG MR	31 CHURCH ROAD BH22 9ES	709	5927.24	71026
3888642869	GILLETT, MG MR	31 CHURCH ROAD BH22 9ES	572	2831.40	71026
1227508061	RAY, J MR	14 ANDREWS WAY SP2 8QR	92	769.12	71026
1227393261	ROWLAND, K MR	48 COCKERELL CLOSE BH21 1XT	231	1931.16	71026
1227057761	DIXON, WC MR	2 LINNET CLOSE SG19 2UH	46	384.56	71026
1225862361	MEYRICK, HJ MR	1 SCHOOL CLOSE DT11 8JL	231	1931.16	71026
3888360769	CHAPPELL, K MR	7 MINSTEAD ROAD BH10 5JY	395	1955.25	71026
1226558161	BRIERLEY, MP MR	30 LYNEHAM GARDENS SL6 6SJ	208	1738.88	71026
3888365869	CHEETHAM, JD MR	12 CRANFIELD AVENUE BH21 1TH	177	876.15	71026
1227431961	WASHINGTON, SJ MR	HORSESHOES OX29 6UP	139	1162.04	71026
3888602969	FREEMAN, PD MR	68 WEST BOROUGH BH21 1NQ	313	1549.35	71026
2992609367	PINCOMBE, NR MR	30 NORTH STREET EX36 3AW	161	777.63	71026
1412028962	PAGE, J MR	69 ALBION WAY BH31 7LS	282	2368.80	71026
3888614269	GANDERTON, ST MR	23 HAYES CLOSE BH21 2JJ	177	876.15	71026
1226981161	BESSANT, A MR	10 BUNTING ROAD BH22 9QZ	115	961.40	71026
1227499861	PRINCE, JM MR	1 WESTBOROUGH ROAD SL6 4AW	231	1931.16	71026
1225879861	SCIVIER, DJ MR	38 ST. CLEMENTS ROAD BH1 4EA	231	1931.16	71026
1227134461	WATSON, FD MISS	10 BUNTING ROAD BH22 9QZ	231	1931.16	71026

losure Listing for COBHAM PLC

Closure Date 25-FEB-2004

ccount No	Employee Details			Option Details			
01226981161	MR A BESSANT	Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	961.40
	ANDREW	NI No NH656919C	Grant Date 061100	Shares Exer	115	Cheque No	519192
	10 BUNTING ROAD		Term 3	Balance	968.75	Ind Amount	7.35
	FERNDOWN		Sub Amount 25.00	Interest	0.00	Cheque No	519213
		Left Date 000000	Reason				
		Location FRL					
	BH22 9QZ						
01226558161	MR MP BRIERLEY	Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	1738.88
	MICHAEL PETER	NI No YW421190D	Grant Date 061100	Shares Exer	208	Cheque No	519192
	30 LYNEHAM GARDENS		Term 3	Balance	1743.75	Ind Amount	4.87
	MAIDENHEAD		Sub Amount 45.00	Interest	0.00	Cheque No	000000
		Left Date 000000	Reason				
		Location CEL					
	SL6 6SJ						
03888360769	MR K CHAPPELL	Emp No	Open Date 010299	Opt Price	4.950000	Company Amt	1955.25
	KEITH	NI No YY151257B	Grant Date 301098	Shares Exer	395	Cheque No	519192
	7 MINSTEAD ROAD		Term 5	Balance	1957.50	Ind Amount	2.25
	BOURNEMOUTH		Sub Amount 29.00	Interest	0.00	Cheque No	519205
		Left Date 000000	Reason				
		Location FRL					
	BH10 5JY						
03888365869	MR JD CHEETHAM	Emp No	Open Date 010299	Opt Price	4.950000	Company Amt	876.15
	JOHN DAVID	NI No YW728445A	Grant Date 301098	Shares Exer	177	Cheque No	519192
	12 CRANFIELD AVENUE		Term 5	Balance	877.50	Ind Amount	1.35
	WIMBORNE		Sub Amount 13.00	Interest	0.00	Cheque No	519207
		Left Date 000000	Reason				
		Location FRL					
	BH21 1TH						
01227057761	MR WC DIXON	Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	384.56
	WILLIAM CHARLES	NI No WL399247C	Grant Date 061100	Shares Exer	46	Cheque No	519192
	2 LINNET CLOSE		Term 3	Balance	387.50	Ind Amount	2.94
	SANDY		Sub Amount 10.00	Interest	0.00	Cheque No	519203
		Left Date 000000	Reason				
		Location CELRAD					
	SG19 2UH						

Account No	Employee Details				Option Details			
003888602969	MR PD FREEMAN	Emp No	Open Date	010299	Opt Price	4.950000	Company Amt	1549.35
	PETER DOUGLAS	NI No ZW618524C	Grant Date	301098	Shares Exer	313	Cheque No	519192
	68 WEST BOROUGH		Term	5	Balance	1552.50	Ind Amount	3.15
	WIMBORNE		Sub Amount	23.00	Interest	0.00	Cheque No	519209
		Left Date 000000	Reason					
		Location FRL						
	BH21 1NQ							
003888614269	MR ST GANDERTON	Emp No	Open Date	010299	Opt Price	4.950000	Company Amt	876.15
	SIMON THOMAS	NI No NP279763A	Grant Date	301098	Shares Exer	177	Cheque No	519192
	23 HAYES CLOSE		Term	5	Balance	877.50	Ind Amount	1.35
	WIMBORNE		Sub Amount	13.00	Interest	0.00	Cheque No	519212
		Left Date 000000	Reason					
		Location FRL						
	BH21 2JJ							
001225812761	MR MG GILLETT	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	5927.24
	MICHAEL GEORGE	NI No YB083422D	Grant Date	061100	Shares Exer	709	Cheque No	519192
	31 CHURCH ROAD		Term	3	Balance	5928.75	Ind Amount	1.51
	FERNDOWN		Sub Amount	153.00	Interest	0.00	Cheque No	519199
		Left Date 000000	Reason					
		Location FRA						
	BH22 9ES							
003888642869	MR MG GILLETT	Emp No	Open Date	010299	Opt Price	4.950000	Company Amt	2831.40
	MICHAEL GEORGE	NI No YB083422D	Grant Date	301098	Shares Exer	572	Cheque No	519192
	31 CHURCH ROAD		Term	5	Balance	2835.00	Ind Amount	3.60
	FERNDOWN		Sub Amount	42.00	Interest	0.00	Cheque No	519200
		Left Date 000000	Reason					
		Location FRA						
	BH22 9ES							
001227136061	MR RS HUXLEY	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	1162.04
	ROBERT SIMON	NI No YS324154C	Grant Date	061100	Shares Exer	139	Cheque No	519192
	30 ST. MARYS CLOSE		Term	3	Balance	1162.50	Ind Amount	0.46
	BRANSGORE		Sub Amount	30.00	Interest	0.00	Cheque No	000000
	CHRISTCHURCH	Left Date 000000	Reason					
		Location FRA						
	BH23 8HU							

.ccount No	Employee Details					Option Details			
01226167561	MR BP JOYCE		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	2123.44
	BRIAN PHILIP		NI No ZY548875B	Grant Date	061100	Shares Exer	254	Cheque No	519192
	41 SOUTHERN AVENUE			Term	3	Balance	2131.25	Ind Amount	7.81
	WEST MOORS			Sub Amount	55.00	Interest	0.00	Cheque No	519195
	FERNDOWN		Left Date 000000	Reason					
			Location FRL						
		BH22 OBJ							
03888852869	MR BP JOYCE		Emp No	Open Date	010299	Opt Price	4.950000	Company Amt	2831.40
	BRIAN PHILIP		NI No ZY548875B	Grant Date	301098	Shares Exer	572	Cheque No	519192
	41 SOUTHERN AVENUE			Term	5	Balance	2835.00	Ind Amount	3.60
	WEST MOORS			Sub Amount	42.00	Interest	0.00	Cheque No	519194
	FERNDOWN		Left Date 000000	Reason					
			Location FRL						
		BH22 OBJ							
01226394561	MR JW LAWTHER		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	3870.68
	JAMES WILLIAM		NI No YX424505A	Grant Date	061100	Shares Exer	463	Cheque No	519192
	29 DRUMDUAN PARK			Term	3	Balance	3875.00	Ind Amount	4.32
	FORRES			Sub Amount	100.00	Interest	0.00	Cheque No	000000
			Left Date 000000	Reason					
			Location FRKIN						
		IV36 1GF							
01225862361	MR HJ MEYRICK		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	1931.16
	HOWARD JOHN		NI No WL797481C	Grant Date	061100	Shares Exer	231	Cheque No	519192
	1 SCHOOL CLOSE			Term	3	Balance	1937.50	Ind Amount	6.34
	TARRANT GUNVILLE			Sub Amount	50.00	Interest	0.00	Cheque No	519204
	BLANDFORD FORUM		Left Date 000000	Reason					
			Location ACE						
		DT11 8JL							
01412028962	MR J PAGE		Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	2368.80
	JOHNATHAN		NI No JB539057B	Grant Date	121101	Shares Exer	282	Cheque No	519192
	69 ALBION WAY			Term	5	Balance	2328.00	Ind Amount	7.72
	VERWOOD			Sub Amount	97.00	Interest	48.52	Cheque No	519211
			Left Date 191203	Reason	TUPETF				
			Location FRL						
		BH31 7LS							

ccount No	Employee Details				Option Details			
02992609367	MR NR PINCOMBE	Emp No	Open Date	010297	Opt Price	4.830000	Company Amt	777.63
	NIGEL ROBERT	NI No WL382904B	Grant Date	141196	Shares Exer	161	Cheque No	519192
	30 NORTH STREET		Term	7	Balance	780.00	Ind Amount	2.37
	SOUTH MOLTON		Sub Amount	10.00	Interest	0.00	Cheque No	519210
		Left Date 000000	Reason					
		Location HTE						
	EX36 3AW							
01227499861	MR JM PRINCE	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	1931.16
	JAMES MICHAEL	NI No JJ811781B	Grant Date	061100	Shares Exer	231	Cheque No	519192
	1 WESTBOROUGH ROAD		Term	3	Balance	1937.50	Ind Amount	6.34
	MAIDENHEAD		Sub Amount	50.00	Interest	0.00	Cheque No	519214
		Left Date 000000	Reason					
		Location CEL						
	SL6 4AW							
)1227508061	MR J RAY	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	769.12
	JOHN	NI No WA295293A	Grant Date	061100	Shares Exer	92	Cheque No	519192
	14 ANDREWS WAY		Term	3	Balance	775.00	Ind Amount	5.88
	SALISBURY		Sub Amount	20.00	Interest	0.00	Cheque No	519201
		Left Date 000000	Reason					
		Location FRL						
	SP2 8QR							
)1227393261	MR K ROWLAND	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	1931.16
	KEVAN	NI No NB325161D	Grant Date	061100	Shares Exer	231	Cheque No	519192
	48 COCKERELL CLOSE		Term	3	Balance	1937.50	Ind Amount	6.34
	MERLEY		Sub Amount	50.00	Interest	0.00	Cheque No	519202
	WIMBORNE	Left Date 000000	Reason					
		Location FRL						
	BH21 1XT							
)1225879861	MR DJ SCIVIER	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	1931.16
	DAVID JOHN	NI No JS164253B	Grant Date	061100	Shares Exer	231	Cheque No	519192
	38 ST. CLEMENTS ROAD		Term	3	Balance	1937.50	Ind Amount	6.34
	BOURNEMOUTH		Sub Amount	50.00	Interest	0.00	Cheque No	519215
		Left Date 000000	Reason					
		Location FRA						
	BH1 4EA							

count No	Employee Details									
						Option Details				
227246461	MR RM SHARP		Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	1931.16
	RICHARD MICHAEL		NI No NE846124C		Grant Date	061100	Shares Exer	231	Cheque No	519192
	33 BALMORAL ROAD				Term	3	Balance	1937.50	Ind Amount	6.34
	COALVILLE				Sub Amount	50.00	Interest	0.00	Cheque No	519196
			Left Date	000000	Reason					
			Location	CCL						
		LE67 4PE								
889281969	MR RM SHARP		Emp No		Open Date	010299	Opt Price	4.950000	Company Amt	1212.75
	RICHARD MICHAEL		NI No NE846124C		Grant Date	301098	Shares Exer	245	Cheque No	519192
	33 BALMORAL ROAD				Term	5	Balance	1215.00	Ind Amount	2.25
	COALVILLE				Sub Amount	18.00	Interest	0.00	Cheque No	519197
			Left Date	000000	Reason					
			Location	CCL						
		LE67 4PE								
227431961	MR SJ WASHINGTON		Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	1162.04
	SIDNEY JOHN		NI No ZX230106D		Grant Date	061100	Shares Exer	139	Cheque No	519192
	HORSESHOES				Term	3	Balance	1162.50	Ind Amount	0.46
	CHAPEL ROAD				Sub Amount	30.00	Interest	0.00	Cheque No	519208
	SOUTH LEIGH		Left Date	000000	Reason					
	WITNEY		Location	COM						
		OX29 6UP								
227134461	MISS FD WATSON		Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	1931.16
	FAYE DENISE		NI No NP890418D		Grant Date	061100	Shares Exer	231	Cheque No	519192
	10 BUNTING ROAD				Term	3	Balance	1937.50	Ind Amount	6.34
	FERNDOWN				Sub Amount	50.00	Interest	0.00	Cheque No	519216
			Left Date	000000	Reason					
			Location	FRL						
		BH22 9QZ								

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	6445
No of Individual Cheques	21
Value of Individual Cheques	91.63
Value of other ind payments	9.65



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	2 4	0 2	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	9,900		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 9,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J M POPE Date 24/2/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule 1.1

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold
001226234561	061100	3	8.36	MR	ALLCROFT	AHJ	JB127211D	139	1162.04	0
002991677267	141196	7	4.83	MR	ALLEN	BG	YH121255A	484	2337.72	0
001226088161	061100	3	8.36	MR	BELL	H	YT325874B	92	769.12	0
001225936061	061100	3	8.36	MR	CHAMBERS	PM	WM447221A	115	961.40	0
002992224167	141196	7	4.83	MR	DANNING	JMD	TW558260B	322	1555.26	0
003888450669	301098	5	4.95	MR	DANNING	JMD	TW558260B	545	2697.75	0
001226596461	061100	3	8.36	MR	DEAN	DC	YA039113C	231	1931.16	0
002991405267	141196	7	4.83	MR	DENNIS	W	NA224361B	242	1168.86	0
001227339861	061100	3	8.36	MR	DUFALL	MD	WM929211D	139	1162.04	0
001226665061	061100	3	8.36	MR	EASTWOOD	JW	ZM190690B	463	3870.68	0
001226143861	061100	3	8.36	MR	FULLICK	CW	WL262138D	231	1931.16	0
002992308667	141196	7	4.83	MR	GERRARD	CP	WE066037A	2422	11698.26	0
001226695261	061100	3	8.36	MR	HAYWARD	CW	WB109757B	139	1162.04	0
003888829369	301098	5	4.95	MR	JOHNSTONE	G	WM719247A	340	1683.00	0
001225842961	061100	3	8.36	MR	KERLEY	SJ	NH738196D	463	3870.68	0
001227494761	061100	3	8.36	MR	MILLS	PC	NS262502B	139	1162.04	0
001227460261	061100	3	8.36	MR	NEWCOMBE	CL	JK237473B	231	1931.16	0
001226434861	061100	3	8.36	MR	PARK	SC	NE263034D	92	769.12	0
001227013561	061100	3	8.36	MRS	RUTLAND	J	WE070238D	231	1931.16	0
001227247261	061100	3	8.36	MS	SHEPPARD	S	WK801408A	231	1931.16	0
003889362969	301098	5	4.95	MR	STANBURY	PR	YZ147884B	940	4653.00	0
001226224861	061100	3	8.36	MR	THOMPSON	RA	YB505793D	1024	8560.64	0
002992786367	141196	7	4.83	MR	YOUNG	RGS	ZY050823A	645	3115.35	0
Totals								**9900**	**62014.80**	**0**

Shares Keep	Spouse Shares Sold	Spouse Shares Keep	Address1	Address2	Address3
139	0	0	38 CHURCHILL CLOSE	STURMINSTER MARSHALL	WIMBORNE
484	0	0	65 SPINNEY HILL DRIVE	LOUGHBOROUGH	
92	0	0	9 ROMACH ROAD	FORRES	
115	0	0	FLAT 3, CLARENDON COURT	16 CLARENDON ROAD	BOURNEMOUTH
322	0	0	HOLLY TREE HOUSE	FOREST LANE	HIGHTOWN HILL
545	0	0	HOLLY TREE HOUSE	FOREST LANE	HIGHTOWN HILL
231	0	0	15 HENBURY CLOSE	CANFORD HEATH	POOLE
242	0	0	24 LASCELLES AVENUE	NEWTON AYCLIFFE	
139	0	0	78 PARKWAY DRIVE	BOURNEMOUTH	
463	0	0	8 TULLIS CLOSE	SUTTON COURTENAY	ABINGDON
231	0	0	31 ANSON CLOSE	RINGWOOD	
2422	0	0	190 SALISBURY ROAD	BURTON	CHRISTCHURCH
139	0	0	77 TAMAR CLOSE	FERNDOWN	
340	0	0	20 SORREL GARDENS	BROADSTONE	
463	0	0	48 MERLEY LANE	MERLEY	WIMBORNE
139	0	0	7 RIVINGTON DRIVE	LOUGHBOROUGH	
231	0	0	5 RICHMOND TERRACE	APPLEDORE	BIDEFORD
92	0	0	52 CHAFFINCH CLOSE	POOLE	
231	0	0	21 SOUTH DRIVE	HIGH WYCOMBE	
231	0	0	40 BURLINGTON ROAD	BURNHAM	SLOUGH
940	0	0	20 HOWARDS CLOSE	SOUTH MOLTON	
1024	0	0	52 ARUNDEL DRIVE	FAREHAM	
645	0	0	84 NORTHBOURNE AVENUE	BOURNEMOUTH	
9900	**0**	**0**			

Address4	Address5	Postcode	Forenames	Location
		BH21 4BH	ALISTAIR HENRY JOHN	FRL
		LE11 3LB	BRUCE GEOFFREY	CCL
		IV36 1HU	HUGH	FRKIN
		BH4 8AL	PETER MARTIN	FRA
RINGWOOD		BH24 3HF	JOHN MAC DOUGALL	FRA
RINGWOOD		BH24 3HF	JOHN MAC DOUGALL	FRA
		BH17 8AU	DAVID COLIN	FRL
		DL5 7HP	WAYNE	FRA
		BH8 9JR	MARK DAVID	FRL
		OX14 4BD	JAMES WILLIAM	CULH
		BH24 1XN	CHARLES WILLIAM	FRA
		BH23 7JS	CHRISTOPHER PAUL	WAB
		BH22 8XE	CHRISTOPHER WILLIAM	FRL
		BH18 9WA	GRAHAM	FRL
		BH21 1RY	STUART JAMES	FRL
		LE11 4EJ	PHILIP CHARLES	CCL
		EX39 1PG	CRAIG LEE	HTE
		BH17 7UR	STEPHEN CHARLES	WAB
		HP13 6JU	JANE	CEL
		SL1 7BQ	SHIRLEY	CEL
		EX36 4JT	PHILIP RICHARD	HTE
		PO16 7NS	REGINALD ANTHONY	FRL
		BH10 6DQ	ROY GERALD SEYMOUR	FRL



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	3,851		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 25p	3,851
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed JMPope Date 24/2/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	23	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	1,985		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Class of shares allotted: Ordinary 25p	Number allotted: 1,985
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 24/2/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	2 0	0 2	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	339		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 4.95		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PAUL WESTAWAY BEER	Class of shares allotted	Number allotted
Address: 23 SANDPIPER CLOSE, POOLE, DORSET, ENGLAND	Ordinary 25p	339
UK Postcode BH17 7YE		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-2-04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	12	02	2004	19	02	2004

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	37,293		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 16,188
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 1,196
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 19,909
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20 Feb 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep
003888173669	301098	5	4.95	MR	ATKINSON	TE	ZS486855A	95	470.25	0	95
001226543361	061100	3	8.36	MR	ATKINSON	TE	ZS486855A	23	192.28	0	23
002992093167	141196	7	4.83	MR	ATKINSON	TE	ZS486855A	322	1555.26	0	322
001225700761	061100	3	8.36	MR	BARBER	CM	NA870987D	23	192.28	0	23
003888190669	301098	5	4.95	MR	BARBER	CM	NA870987D	750	3712.5	0	750
001225915861	061100	3	8.36	MR	BROUGHTON	N	WM976185B	695	5810.2	0	695
001226302361	061100	3	8.36	MR	CROOK	R	WK979211C	92	769.12	0	92
003888442569	301098	5	4.95	MR	CROSS	SR	NS984253C	395	1955.25	0	395
003888478669	301098	5	4.95	MR	DHILLON	GS	YZ057604D	1854	9177.3	0	1854
001227071261	061100	3	8.36	MR	EDWARDS	NJ	NP060259A	46	384.56	0	46
003888580469	301098	5	4.95	MR	FOGG	K	YW707156A	981	4855.95	0	981
001226351161	061100	3	8.36	MR	GALLEN	J	ZY059810C	370	3093.2	0	370
003888612669	301098	5	4.95	MR	GALLEN	J	ZY059810C	463	2291.85	0	463
001226757661	061100	3	8.36	MR	GARDNER	D	YZ890112C	231	1931.16	0	231
001226172161	061100	3	8.36	MR	KITTERINGHAM	CW	YH331255A	115	961.4	0	115
001226400361	061100	3	8.36	MRS	LIDDLE	J	YM705021D	185	1546.6	0	185
001226829761	061100	3	8.36	MR	MANSFIELD	N	YK586179A	46	384.56	0	46
001226748761	061100	3	8.36	MR	MCBRIDE	SR	WM822002A	92	769.12	0	92
001227175161	061100	3	8.36	MR	MCDOWELL	K	YW612338C	254	2123.44	0	254
001227434361	061100	3	8.36	MR	MELVILLE	AP	JK013699D	231	1931.16	0	231
001227186761	061100	3	8.36	MR	NEWPORT	L	WM426725A	139	1162.04	0	139
001226845961	061100	3	8.36	MR	NEWTON	D	WK507490D	231	1931.16	0	231
001226938261	061100	3	8.36	MR	NICHOLLS	S	JG883295D	231	1931.16	0	231
003889067069	301098	5	4.95	MR	NORRIS	AJ	NS114350D	395	1955.25	0	395
001226193461	061100	3	8.36	MR	OPAS	MD	YW356592D	278	2324.08	0	278
002992596867	141196	7	4.83	MRS	PARKINSON	C	NP696460D	484	2337.72	0	484
001226439961	061100	3	8.36	MR	PINCOMBE	IJ	NX693489A	231	1931.16	0	231
001225736861	061100	3	8.36	MR	POPEJOY	MEJ	ZT735881D	278	2324.08	0	278
001226455061	061100	3	8.36	MRS	RODBOURNE	RJ	YM328041C	139	1162.04	0	139
003889250969	301098	5	4.95	MR	RUSSELL	PR	YP270239C	204	1009.8	0	204
001227509961	061100	3	8.36	MR	SCOTT	KM	WP287306B	658	5500.88	0	658
003889267369	301098	5	4.95	MR	SCOTT	KM	WP287306B	831	4113.45	0	831
003889283569	301098	5	4.95	MR	SHAW	CJ	NA495510B	709	3509.55	0	709
001227262661	061100	3	8.36	MR	STAGG	DJ	YT104215D	463	3870.68	0	463
001226487961	061100	3	8.36	MR	STAKESBY-LEWIS	AM	JA770147D	463	3870.68	0	463
001227515361	061100	3	8.36	MR	STIBBS	SA	NR278602D	1158	9680.88	0	1158
003889399869	301098	5	4.95	MR	SWEATLAND	R	YM217176A	463	2291.85	0	463
003889421869	301098	5	4.95	MR	THOMAS	PF	NB337372D	177	876.15	0	177
003889428569	301098	5	4.95	MR	THORPE	TD	WE735201D	313	1549.35	0	313
001226059861	061100	3	8.36	MR	TURNER	PS	YH168734B	83	693.88	0	83
003889463369	301098	5	4.95	MR	TURNER	PS	YH168734B	613	3034.35	0	613
001227527761	061100	3	8.36	MR	WITCHER	C	JE704871D	384	3210.24	0	384
Totals								**16188**	**104377.87**	0	**16188**

Spouse Shares Sold	Spouse Shares Keep	Address1	Address2	Address3	Address4	Address5	Postcode
0	0	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM			DL1 4DB
0	0	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM			DL1 4DB
0	0	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM			DL1 4DB
0	0	66 MAPLIN PARK	SLOUGH				SL3 8XY
0	0	66 MAPLIN PARK	SLOUGH				SL3 8XY
0	0	10 WITTER AVENUE	ICKLEFORD	HITCHIN			SG5 3UF
0	0	128 TURNER AVENUE	ROWNER	GOSPORT			PO13 0BX
0	0	70 RUSHCOMBE WAY	CORFE MULLEN	WIMBORNE			BH21 3QX
0	0	12 GREIG DRIVE	BARNSTAPLE				EX32 8AG
0	0	5 CHESTER TERRACE	BARNSTAPLE				EX32 9HL
0	0	BRANDOCH CHALKHOUSE	GREEN ROAD	KIDMORE END	READING	OXON	RG4 9AU
0	0	1A DEREHAM ROAD	EASTON	NORWICH			NR9 5EG
0	0	1A DEREHAM ROAD	EASTON	NORWICH			NR9 5EG
0	0	6 LINTZ TERRACE	BURNOPFIELD	NEWCASTLE UPON TYNE			NE16 6JN
0	0	PINEVIEW	220 WIMBORNE ROAD WEST	WIMBORNE			BH21 2DY
0	0	32 RECREATION ROAD	POOLE				BH12 2EB
0	0	17 DEAN LANE	SIXPENNY HANDLEY	SALISBURY			SP5 5PA
0	0	17 BRYONY WAY	WATERLOOVILLE				PO7 8HQ
0	0	13B WOLVERTON ROAD	BOURNEMOUTH				BH7 6HT
0	0	10 REDHILL AVENUE	BOURNEMOUTH				BH9 2SN
0	0	141 LEESON DRIVE	FERNDOWN				BH22 9RF
0	0	33 QUINN WAY	LETCHWORTH GARDEN CITY				SG6 2TX
0	0	33 EXETER GATE	SOUTH MOLTON				EX36 4AN
0	0	20 WOODGREEN DRIVE	BEARWOOD	BOURNEMOUTH			BH11 9TQ
0	0	7 BECKHAMPTON ROAD	POOLE				BH15 4PH
0	0	1 CALDERMERE	SPENNYMOOR				DL16 6XT
0	0	4 GLEBELANDS	PARKHAM	BIDEFORD			EX39 5PL
0	0	118 NEW ROAD	MARLOW BOTTOM	MARLOW			SL7 3NW
0	0	LIVE & LET LIVE	BOOKER COMMON	HIGH WYCOMBE			HP12 4QZ
0	0	12 WAKELY ROAD	BOURNEMOUTH				BH11 9EE
0	0	32 BEAUFORT CLOSE	LEE-ON-SOLENT	HAMPSHIRE			PO13 8FN
0	0	32 BEAUFORT CLOSE	LEE-ON-SOLENT	HAMPSHIRE			PO13 8FN
0	0	64 OAK TREE ROAD	MARLOW				SL7 3EQ
0	0	22 FERNLEA WAY	THE SYLVANS	DIBDEN PURLIEU	SOTON HANTS		
0	0	41 SALCOMBE CRESCENT	TOTTON	SOUTHAMPTON			SO40 8BQ
0	0	773 BATH ROAD	TAPLOW	MAIDENHEAD			SL6 0PR
0	0	1 GRENVILLE ROAD	WIMBORNE				BH21 2BB
0	0	AVALON	LANSDELL ROAD	BOOKER	HIGH WYCOMBE		HP12 4UQ
0	0	31 HARNESS CLOSE	WIMBORNE				BH21 2UF
0	0	30 DORSET LAKE AVENUE	LILLIPUT	POOLE			BH14 8JD
0	0	30 DORSET LAKE AVENUE	LILLIPUT	POOLE			BH14 8JD
0	0	FLAT 15, PLANTATION COURT	41 PLANTATION ROAD	POOLE			BH17 9LW
0	0						

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
Ackroyd G R	116	815
Dorey M J	35	744
Guess J C	227	815
"	102	744
Hudson S M	227	815
"	42	744
Popperwell M	13	744
Rudd S J	121	815
	100	744
Sumner D P T	213	744
Total:	1196	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4830645463	SUMNER, DPT MR	9 ROMAN WAY BA6 8AB	213	1637.97	70609
1412085862	HUDSON, SM MR	FREKES COTTAGE DT10 1HQ	227	1906.80	70609
4829890763	HUDSON, SM MR	FREKES COTTAGE DT10 1HQ	42	322.98	70609
1411037262	GUESS, JC MR	4 CHURCHFIELD ROAD BH15 2QN	227	1906.80	70609
4830201763	GUESS, J MR	4 CHURCHFIELD ROAD BH15 2QN	102	784.38	70609
4830867863	DOREY, MJ MR	65 MILL LANE BH20 4QY	35	269.15	70609
4830808263	POPPERWELL, M MR	6 ST. MARTINS LANE BH20 4HF	13	99.97	70609
1411871362	RUDD, SJ MR	24 PARKER ROAD BH9 1AY	121	1016.40	70609
4830856263	RUDD, SJ MR	24 PARKER ROAD BH9 1AY	100	769.00	70609

18-FEB-2004 SAV0033B - Closure Processing Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount		Batch No
1411692362	ACKROYD, GR MR	109 WIMBORNE ROAD WEST BH21 2D	116	974.40		70812

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep
003888139669	301098	5	4.95	MR	ADAMS	DA	WM842100D	900	4455.00	0	900
003888163969	301098	5	4.95	MR	ARENAS	JV	WB137665C	572	2831.40	0	572
001226085761	061100	3	8.36	MR	BASCOMBE	K	YA120119B	46	384.56	0	46
001227465361	061100	3	8.36	MR	BOSWORTH	PV	YM792783C	185	1546.60	0	185
001226096261	061100	3	8.36	MR	BOWES	NW	WA390248B	370	3093.20	0	370
001227012761	061100	3	8.36	MR	CHISNALL	RE	YS194380A	115	961.40	0	115
001226284161	061100	3	8.36	MR	CHURCHWARD	I	NR267781B	92	769.12	0	92
001226286861	061100	3	8.36	MRS	CLARKE	A	NR298986D	46	384.56	0	46
001226295761	061100	3	8.36	MR	COOPER	A	JM641790A	185	1546.60	0	185
003888439569	301098	5	4.95	MR	CROMPTON	NC	WK810031D	95	470.25	0	95
001227340161	061100	3	8.36	MR	ELLIOTT	JS	JE348127D	92	769.12	0	92
003888562669	301098	5	4.95	MR	FENN	J	YM272827A	613	3034.35	0	613
001226340661	061100	3	8.36	MR	FLEMING	M	WM689855A	92	769.12	0	92
003888663069	301098	5	4.95	MR	GRANT	G	NR876331B	177	876.15	0	177
002992373667	141196	7	4.83	MR	HANSFORD	LI	YM079736A	807	3897.81	0	807
001226152761	061100	3	8.36	MR	HARDY	M	NE048694C	208	1738.88	0	208
002991806667	141196	7	4.83	MRS	HARRINGTON	MA	YB883769D	807	3897.81	0	807
001226784361	061100	3	8.36	MR	HOOK	MP	NA155643D	231	1931.16	0	231
003888776969	301098	5	4.95	MR	HUDSON	SM	WL140777C	395	1955.25	0	395
003888786669	301098	5	4.95	MR	HUTCHINGS	RW	YB549735A	204	1009.80	0	204
001226792461	061100	3	8.36	MR	IRESON	DJF	WK675153B	92	769.12	0	92
003888814569	301098	5	4.95	MRS	JEMMISON	CM	NE670703C	204	1009.80	0	204
003888815369	301098	5	4.95	MR	JEMMISON	GJ	WL526485B	204	1009.80	0	204
001227555261	061100	3	8.36	MR	KING	MD	JB582938C	115	961.40	0	115
002991858967	141196	7	4.83	MR	KINGMAN	DF	YS456367A	1033	4989.39	0	1033
001225722861	061100	3	8.36	MR	KNIGHT	RE	NA528216D	115	961.40	0	115
001226398861	061100	3	8.36	MR	LE MAITRE	SJ	NH350212D	370	3093.20	0	370
001227173561	061100	3	8.36	MR	MASKELL	AC	YW381473B	92	769.12	0	92
003888976169	301098	5	4.95	MR	MAY	KD	WK330647B	395	1955.25	0	395
001227180861	061100	3	8.36	MR	METCALF	T	YM710946B	278	2324.08	0	278
003889007769	301098	5	4.95	MR	METCALF	T	YM710946B	613	3034.35	0	613
001226419461	061100	3	8.36	MRS	MILLIN	M	YW935863A	139	1162.04	0	139
001226188861	061100	3	8.36	MR	MILLIN	MJ	TW022605A	139	1162.04	0	139
001225946861	061100	3	8.36	MR	MLADENOVIC	D	PA951168A	176	1471.36	0	176
001226189661	061100	3	8.36	DR	MORGAN	JG	YX909092B	1158	9680.88	0	1158
003889056569	301098	5	4.95	MR	NEWBON	JA	YK662627A	750	3712.50	0	750
001225729561	061100	3	8.36	MR	NICHOLLS	KE	WE248832B	463	3870.68	0	463
002991904667	141196	7	4.83	MR	NICHOLLS	KE	WE248832B	484	2337.72	0	484
003889078669	301098	5	4.95	MR	OLLIS	PD	WE057358D	204	1009.80	0	204
001227205761	061100	3	8.36	MR	PATCHETT	K	YA042600A	92	769.12	0	92
001225971961	061100	3	8.36	MR	PATERSON	S	YY871709C	250	2090.00	0	250

001226946361	061100	3	8.36	MR	PAYNE	S	JE80266SD	115	961.40	0	115
001226950161	061100	3	8.36	MR	PERCIVAL	JBB	YP965455C	231	1931.16	0	231
001227208161	061100	3	8.36	MR	PHILLIPS	AJ	JJ800877B	185	1546.60	0	185
001226203561	061100	3	8.36	MR	PORTER	DW	ZY667780A	695	5810.20	0	695
001225990561	061100	3	8.36	MR	RICHARDS	GP	NR500586D	393	3285.48	0	393
001226454261	061100	3	8.36	MR	ROBINSON	G	NA267009D	695	5810.20	0	695
001226006761	061100	3	8.36	MR	RUDD	SJ	NH282263C	347	2900.92	0	347
003889308469	301098	5	4.95	MR	SLEIGHTHOLME	S	YX817760A	95	470.25	0	95
003889488969	301098	5	4.95	MR	WALES	JJ	YW410058A	1118	5534.10	0	1118
001227576561	061100	3	8.36	MR	WARREN	J	NS575296C	231	1931.16	0	231
001226907261	061100	3	8.36	MR	WELLS	SL	WK795030A	231	1931.16	0	231
002992055967	141196	7	4.83	MR	WERNER	AR	NX419557B	403	1946.49	0	403
003889528169	301098	5	4.95	MR	WERNER	AR	NX419557B	681	3370.95	0	681
003889554069	301098	5	4.95	MR	WILDE	S	NP472192A	313	1549.35	0	313
001227302961	061100	3	8.36	MR	WILSON	FJ	YT315115A	115	961.40	0	115
003889581869	301098	5	4.95	MR	WOODLEY	KJ	YL018200D	463	2291.85	0	463
Totals								**19909**	**126697.86**	**0**	**19909**

Spouse Shares Sold	Spouse Shares Keep	Address1	Address2	Address3	Address4	Postcode
0	0	13 KINGS ROAD	BLANDFORD FORUM			DT11 7LD
0	0	6 HAWORTH CLOSE	CHRISTCHURCH			BH23 2PT
0	0	41 SEVERN ROAD	FERNDOWN			BH22 8XB
0	0	50B STATION HILL	SWANNINGTON	COALVILLE		LE67 8RH
0	0	441 COPNOR ROAD	PORTSMOUTH			PO3 5EJ
0	0	WOODHATCH	28 MANSFIELD ROAD	BOGNOR REGIS		PO22 9EY
0	0	21 RECTORY ROAD	POOLE			BH15 3BH
0	0	169 MAIN STREET	THRINGSTONE	COALVILLE		LE67 8NE
0	0	16 SHEPPARDS FIELD	WIMBORNE			BH21 1PX
0	0	101 SHERINGHAM ROAD	POOLE			BH12 1NU
0	0	9 ALVASTON ROAD	MELTON MOWBRAY			LE13 0SD
0	0	8 SANDRINGHAM ROAD	POOLE			BH14 8TH
0	0	29 UPPER DRIVE	EAST PRESTON	LITTLEHAMPTON		BN16 1QN
0	0	27 HENSONS LANE	THRINGSTONE	COALVILLE		LE67 8LJ
0	0	17 HIGHGROVE PARK	MAIDENHEAD			SL6 7PQ
0	0	FLAT 73, WILLOW PARK	PARK ROAD	POOLE		BH14 0JQ
0	0	4 KINGSWAY CLOSE	FAIRMILE	CHRISTCHURCH		BH23 2TP
0	0	7 LONG WALL	HADDENHAM	AYLESBURY		HP17 8DL
0	0	FREKES COTTAGE	MOORSIDE	STURMINSTER NEWTON		DT10 1HQ
0	0	5 DALES CLOSE	WIMBORNE			BH21 2JU
0	0	46 CHARBOROUGH CLOSE	LYTCHETT MATRAVERS	POOLE		BH16 6DH
0	0	7 HALTER RISE	WIMBORNE			BH21 2UR
0	0	7 HALTER RISE	WIMBORNE			BH21 2UR
0	0	9 CROFT ROAD	POOLE			BH12 3LB
0	0	37 THE THATCHED COTTAGE	OLD PRIORY GARDENS	SPETISBURY	DORSET	DT11 9DT
0	0	5B MISSENDEN ROAD	WINSLOW	BUCKINGHAM		MK18 3AT
0	0	5 ELMER CLOSE	BOGNOR REGIS			PO22 6JU
0	0	4 CHURCH LANE	SOUTH BERSTED	BOGNOR REGIS		PO22 9PU
0	0	115 COWLEY CLOSE	SOUTHAMPTON			SO16 9WE
0	0	14 STATION ROAD	HELMSLEY	YORK		YO62 5BZ
0	0	14 STATION ROAD	HELMSLEY	YORK		YO62 5BZ
0	0	97 PILFORD HEATH ROAD	WIMBORNE			BH21 2LY
0	0	97 PILFORD HEATH ROAD	WIMBORNE			BH21 2LY
0	0	40 ALFORD ROAD	HIGH WYCOMBE			HP12 4PP
0	0	CEDARS	SPRINGHILL	LONGWORTH	ABINGDON	OX13 5HL
0	0	10 BLAKE HILL AVENUE	LILLIPUT	POOLE		BH14 8QA
0	0	33 EXETER GATE	SOUTH MOLTON			EX36 4AN
0	0	33 EXETER GATE	SOUTH MOLTON			EX36 4AN
0	0	95 WESTERLANDS	STAPLEFORD	NOTTINGHAM		NG9 7JE
0	0	LITTLE NORTONS FARM	CORNISH HALL END ROAD	STAMBOURNE	HALSTEAD	CO9 4PE
0	0	7 SEAFORTH PLACE	FINDHORN	FORRES		IV36 3YP

0	0	16 CHANTRY CLOSE	FAVERDALE	DARLINGTON		DL3 0BG
0	0	25 BROOKMEAD DRIVE	WALLINGFORD			OX10 9BG
0	0	104 MAGNA ROAD	BEAR CROSS	BOURNEMOUTH		BH11 9NB
0	0	43 NEW ROAD	BOURNE END			SL8 5BS
0	0	126 WARBURTON ROAD	CANFORD HEATH	POOLE		BH17 8SG
0	0	73 KING STREET	BURGHEAD	ELGIN		IV30 5XG
0	0	24 PARKER ROAD	BOURNEMOUTH			BH9 1AY
0	0	FAIRVIEW	OLD ROAD	KIRKBYMOORSIDE	YORK	YO62 6LX
0	0	12 RAILWAY DRIVE	PARKLEA	STURMINSTER MARSHALL	DORSET	
0	0	130 FERNSIDE ROAD	POOLE			BH15 2ER
0	0	48 CUTLERS PLACE	WIMBORNE			BH21 2HU
0	0	7 MOORLAND RISE	SOUTH MOLTON			EX36 4BX
0	0	7 MOORLAND RISE	SOUTH MOLTON			EX36 4BX
0	0	17 FERRERS ROAD	WHITWICK	COALVILLE		LE67 5FE
0	0	THYME COTTAGE	1 THE CROSS	SIXPENNY HANDLEY	SALISBURY	SP5 5NX
0	0	18 HONOR ROAD	PRESTWOOD	GREAT MISSENDEN		HP16 0NJ
0	**0**					



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	134,283		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 131,339
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 2,944
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] Date 9 . 2 . 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

BATCH 2								Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost
001227542061	061100	3	8.36	MR	HINDLEY	C	YW000450C	393	3285.48
003888745969	301098	5	4.95	MR	HOBBS	MJ	NB489090D	395	1955.25
003888747569	301098	5	4.95	MR	HOBSON	DW	YH521005A	177	876.15
003888749169	301098	5	4.95	MR	HOCKING	ST	WL396504B	531	2628.45
003888751369	301098	5	4.95	MR	HOFF	NC	YW479423C	750	3712.5
001227130161	061100	3	8.36	MR	HOLLAND	JW	NW353166C	139	1162.04
001226157861	061100	3	8.36	MR	HOLLOWAY	PE	YY222630B	162	1354.32
003888756469	301098	5	4.95	MR	HOLT	G	YS002487C	463	2291.85
003888757269	301098	5	4.95	MR	HOMER	DG	YS565265D	613	3034.35
003888759969	301098	5	4.95	MR	HONEYMAN	RA	YT108455D	395	1955.25
001226374061	061100	3	8.36	MR	HOPTON	CD	WL585533D	630	5266.8
003888763769	301098	5	4.95	MRS	HORNSBY	CA	YH576685A	245	1212.75
003888766169	301098	5	4.95	MR	HORRILL	M	YR270251C	572	2831.4
001227388661	061100	3	8.36	MR	HOWES	R	ZY036096D	231	1931.16
003888777769	301098	5	4.95	MR	HUGHES	A	YM012842D	313	1549.35
001225827561	061100	3	8.36	MR	HUGHES	MT	YX369934C	463	3870.68
003888779369	301098	5	4.95	MR	HUGHES	S	WE304819B	204	1009.8
001226384861	061100	3	8.36	MR	HUMPHREY	P	ZY042386C	139	1162.04
003888788269	301098	5	4.95	MR	HUTTER	JW	WP162951B	204	1009.8
001226714261	061100	3	8.36	MR	HUXTABLE	R	YB127815A	115	961.4
001226791661	061100	3	8.36	MR	HUXTABLE (PETER)	PJ	WL526530B	139	1162.04
003888792069	301098	5	4.95	MR	HUXTABLE (PETER)	PJ	WL526530B	572	2831.4
001227395961	061100	3	8.36	MR	HUXTER	S	YX182739A	92	769.12
001226794061	061100	3	8.36	MR	IRWIN	AG	YB115025D	74	618.64
002991838467	141196	7	4.83	MR	IRWIN	AG	YB115025D	1727	8341.41
002992444967	141196	7	4.83	MR	ISAAC	MCS	WB007130B	322	1555.26
003888801369	301098	5	4.95	MR	ISAAC	MCS	WB007130B	177	876.15
002992447367	141196	7	4.83	MR	JACKSON	DTM	NH141329D	403	1946.49
001227543961	061100	3	8.36	MRS	JACKSON	S	NA639239C	370	3093.2
001227546361	061100	3	8.36	MR	JACKSON	SD	NB953505B	370	3093.2
001225711261	061100	3	8.36	MR	JACOBS	IM	NP606684D	927	7749.72
002991839267	141196	7	4.83	MR	JAMES	KJ	YZ028385A	4037	19498.71
003888812969	301098	5	4.95	MR	JASKOWSKI	PGJ	WA092350B	177	876.15

003888813769	301098	5		4.95	MR	JEANS	A	YT265805D	1186	5870.7
001227547161	061100	3		8.36	MR	JENESON	GG	WB137757B	570	4765.2
003888816169	301098	5		4.95	MR	JENESON	GG	WB137757B	545	2697.75
001227403361	061100	3		8.36	MR	JENNER	RM	YS369110B	46	384.56
002992461967	141196	7		4.83	MR	JOHNS	DA	WK415295D	161	777.63
003888821869	301098	5		4.95	MR	JOHNS	SP	NB515263D	572	2831.4
002991471067	141196	7		4.83	MR	JOHNSON	AN	YS956177D	242	1168.86
001226800961	061100	3		8.36	MR	JOHNSON	GA	WM480947B	463	3870.68
002991845767	141196	7		4.83	MS	JOHNSON	JL	YZ160649A	1291	6235.53
003888828569	301098	5		4.95	MR	JOHNSTONE	C	NM000765C	395	1955.25
001227410661	061100	3		8.36	MS	JONES	NA	NR638436A	92	769.12
001225719861	061100	3		8.36	MR	KAVANAGH	ML	NA517412C	115	961.4
001226808461	061100	3		8.36	MR	KAVENEY	E	YM680270A	139	1162.04
001227550161	061100	3		8.36	MR	KEIR	D	ZR486233C	46	384.56
001227491261	061100	3		8.36	MISS	KELD	N	NX490736D	92	769.12
003888862569	301098	5		4.95	MR	KEMMITT	J	NS071941A	395	1955.25
001226168361	061100	3		8.36	MR	KENNEDY	IW	WM156643B	92	769.12
003888868469	301098	5		4.95	MR	KERBY	AM	WL936077D	750	3712.5
003888873069	301098	5		4.95	MR	KING	S	NE691540A	286	1415.7
003888874969	301098	5		4.95	MR	KINGDOM	NR	WE759057D	177	876.15
001226720761	061100	3		8.36	MR	KINGDON	RW	WE248831A	92	769.12
001227413061	061100	3		8.36	MR	KINGDON	SR	YT080163C	46	384.56
001226815761	061100	3		8.36	MRS	KIRBY	SM	YM229119B	208	1738.88
001226812261	061100	3		8.36	MR	KIRKBY	A	NW336096A	370	3093.2
001226816561	061100	3		8.36	MR	KITCHER	IJ	WE003995D	231	1931.16
001227152261	061100	3		8.36	MR	KNIGHT	DG	YT300086C	46	384.56
003888886269	301098	5		4.95	MR	KNIGHT	DG	YT300086C	95	470.25
002992488067	141196	7		4.83	MR	KNOX	RW	ZX392686A	1614	7795.62
001226728261	061100	3		8.36	MR	LAIRD	AJ	JE112840A	92	769.12
003888891969	301098	5		4.95	MR	LANE	MH	NA946722A	245	1212.75
001227557961	061100	3		8.36	MR	LANGLEY	PT	YL302991A	463	3870.68
003888892769	301098	5		4.95	MR	LANGLEY	PT	YL302991A	177	876.15
003888898669	301098	5		4.95	MR	LAWS	RC	YK593833A	395	1955.25
002991862767	141196	7		4.83	MR	LEDGER	MJ	YP209140A	161	777.63
003888905269	301098	5		4.95	MR	LEDGER	MJ	YP209140A	177	876.15
001227560961	061100	3		8.36	MR	LEDGER	MJ	YP209140A	115	961.4

002991497467	141196	7		4.83	MR	LEE	AT	ZR796699A		322	1555.26
003888906069	301098	5		4.95	MR	LEE	AT	ZR796699A		395	1955.25
003888909569	301098	5		4.95	MR	LEE	RD	YR042229D		395	1955.25
001227170061	061100	3		8.36	MRS	LEGGATT	J	NE297009A		92	769.12
003888917669	301098	5		4.95	MR	LEVER	PG	WE642735A		504	2494.8
001225845361	061100	3		8.36	MR	LEY	ARG	YW450244A		231	1931.16
001226179961	061100	3		8.36	MR	LINNINGTON	TR	WB056674D		482	4029.52
003888930369	301098	5		4.95	MR	LOCKWOOD	VC	YA133260B		750	3712.5
003888931169	301098	5		4.95	MR	LODGE	S	WE066033B		109	539.55
003888935469	301098	5		4.95	MR	LONG	PD	YY911579D		1854	9177.3
003888938969	301098	5		4.95	MR	LOVELESS	AW	YB037400B		518	2564.1
001226739861	061100	3		8.36	MR	LUCE	JW	YB660961D		185	1546.6
003888941969	301098	5		4.95	MR	LUDLOW	B	ZY850572C		750	3712.5
001226180261	061100	3		8.36	MR	LYNDON	T	ZY050913B		185	1546.6
002992537267	141196	7		4.83	MR	MACPHERSON	JK	WA329832B		322	1555.26
001226828961	061100	3		8.36	MR	MADGE	AW	NB117249B		231	1931.16
003888948669	301098	5		4.95	MR	MAGSON	KR	YB800641D		136	673.2
001226743661	061100	3		8.36	MR	MAIDMENT	NE	ZW848739D		231	1931.16
001226184561	061100	3		8.36	MR	MANDEVILLE	R	YP736041A		347	2900.92
003888958369	301098	5		4.95	MR	MARCUS	PS	YW936005C		395	1955.25
001225853461	061100	3		8.36	MR	MARR	G	WM348119C		250	2090
003888962169	301098	5		4.95	MR	MARSDEN	BR	YS988515B		750	3712.5
003888965669	301098	5		4.95	MR	MARSH	T	YX069055C		750	3712.5
001226406261	061100	3		8.36	MR	MARTIN	R	WA342877A		23	192.28
001225723661	061100	3		8.36	MR	MATTHEWS	MJ	NB807391D		347	2900.92
001226186161	061100	3		8.36	MR	MCCARTHY	CM	NW486967B		46	384.56
001226411961	061100	3		8.36	MR	MCCARTHY	M	NM267514C		46	384.56
001227493961	061100	3		8.36	MR	MCCARTNEY	EW	JC993632A		231	1931.16
001227423861	061100	3		8.36	MR	MCDONAGH	JP	YR387696A		139	1162.04
003888990769	301098	5		4.95	MR	MCDONNELL	C	WE036785D		204	1009.8
001226028861	061100	3		8.36	MR	MCENTEE	R	YA235935B		231	1931.16
003888996669	301098	5		4.95	MR	MCLAUGHLIN	DJ	YH752173A		177	876.15
001226750961	061100	3		8.36	MR	MCLEAN	G	NE670206A		139	1162.04
003888999069	301098	5		4.95	MRS	MEDGETT	IJ	WK795124B		750	3712.5
001225858561	061100	3		8.36	MR	MESSENGER	AV	NM355643D		115	961.4
002992559367	141196	7		4.83	MR	MICALLEF	J	YM051704A		322	1555.26

003889009369	301098	5	4.95	MR	MIDDLETON	PAG	YZ158473C		409	2024.55
001226420861	061100	3	8.36	MR	MILLINGTON	AD	NY205570A		231	1931.16
003889022069	301098	5	4.95	MR	MITCHELL	JB	NB080450D		245	1212.75
003889024769	301098	5	4.95	MR	MONK	SG	YP815214B		395	1955.25
003889029869	301098	5	4.95	MR	MOORE	TJ	YH437792D		395	1955.25
003889032869	301098	5	4.95	MR	MORGAN	P	YH418448D		490	2425.5
002991547467	141196	7	4.83	MR	MORRISON	PV	YX265420D		1614	7795.62
003889038769	301098	5	4.95	MR	MORRISON	PV	YX265420D		395	1955.25
003889040969	301098	5	4.95	MR	MOSLEY	AC	NE037858B		136	673.2
003889042569	301098	5	4.95	MR	MOUSKIS	C	WM264338A		313	1549.35
001227451361	061100	3	8.36	MR	MOWLE	KM	NS468204B		101	844.36
001226192661	061100	3	8.36	MR	MOWLEM	I	NM184446D		231	1931.16
003889046869	301098	5	4.95	MR	MUNDY	NS	YE057489A		204	1009.8
003889048469	301098	5	4.95	MR	MURTON	CD	YK437802B		531	2628.45
001225865861	061100	3	8.36	MR	NANTON	KP	NS996658A		69	576.84
003889051469	301098	5	4.95	MR	NASH	DR	ZY665105B		463	2291.85
001226935861	061100	3	8.36	MS	NELSON	PM	YS140541C		231	1931.16
003889053069	301098	5	4.95	MR	NESFIELD	JB	WE624100C		177	876.15
001225867461	061100	3	8.36	MR	NEVILLE	KJ	YR184914D		1158	9680.88
003889065469	301098	5	4.95	MRS	NOLAN	AL	NX406275D		245	1212.75
001226848361	061100	3	8.36	MS	NOLAN	KB	NR257696D		92	769.12
001225734161	061100	3	8.36	MRS	NORCOTT	J	JH090406C		115	961.4
003889070069	301098	5	4.95	MR	O'CONNELL	DE	YL143449B		177	876.15
001227198061	061100	3	8.36	MR	O'NEILL	LA	JA029292A		92	769.12
001225957361	061100	3	8.36	MR	OLDHAM	L	WE574894D		417	3486.12
002991908967	141196	7	4.83	MR	OLLIFFE	JG	YR042041A		322	1555.26
001226431361	061100	3	8.36	MR	OLVER	JF	YT163539C		231	1931.16
001225870461	061100	3	8.36	MR	ORMROD	NM	NB654375B		231	1931.16
003889081669	301098	5	4.95	MR	OSMAN	JG	NW486925B		177	876.15
001226851361	061100	3	8.36	MR	PAFFETT	MG	NB562895D		92	769.12
002991917867	141196	7	4.83	MR	PAGE	GF	YK156599B		1727	8341.41
001226852161	061100	3	8.36	MISS	PARK	B	NY533582D		92	769.12
001226856461	061100	3	8.36	MR	PARKER	LG	YA038395A		231	1931.16
001226945561	061100	3	8.36	MR	PARKER	M	WL501410B		185	1546.6
001225967061	061100	3	8.36	MR	PARRIS	GF	WE059569D		185	1546.6
003889098069	301098	5	4.95	MR	PARSONAGE	MD	WK768464A		572	2831.4

001227362261	061100	3	8.36	MR	PARTRIDGE	SJ	NW757359D	231	1931.16
001227496361	061100	3	8.36	MR	PATERSON	R	NH725190B	463	3870.68
001227368161	061100	3	8.36	MR	PATRICK	MA	WL661997D	46	384.56
003889108169	301098	5	4.95	MR	PAVEY	IR	YS228164C	313	1549.35
001226435661	061100	3	8.36	MR	PAYNE	MJ	YE171583B	324	2708.64
001226199361	061100	3	8.36	MR	PEACOCK	MJ	NR456800D	139	1162.04
001227375461	061100	3	8.36	MR	PEARSON	JM	NW225256C	92	769.12
002992599267	141196	7	4.83	MR	PEDLEY	AE	YX473655B	161	777.63
002992603467	141196	7	4.83	MR	PEPPER	MD	WE055099D	1937	9355.71
001226861061	061100	3	8.36	MR	PERREN	C	WK795352C	324	2708.64
001227378961	061100	3	8.36	MR	PETERSEN	MA	WP162955C	23	192.28
002992608567	141196	7	4.83	MR	PETERSEN	MA	WP162955C	80	386.4
001227210361	061100	3	8.36	MR	PHILLIPS	B	WK814346B	1158	9680.88
001227213861	061100	3	8.36	MR	PHIMISTER	JK	JA463267D	92	769.12
001227381961	061100	3	8.36	MR	PICKERING	K	YT104115C	231	1931.16
001225973561	061100	3	8.36	MR	PIDGLEY	D	YW447166B	92	769.12
001226862961	061100	3	8.36	MR	PIDGLEY	RW	YY271796C	278	2324.08
001226952861	061100	3	8.36	MR	PIDLER	KJ	NX398135A	324	2708.64
003889136769	301098	5	4.95	MR	PIKE	DR	ZY629921B	313	1549.35
003889137569	301098	5	4.95	MR	PIKE	SJ	NB755539A	395	1955.25
001226955261	061100	3	8.36	MR	PINK	JW	YP169460A	231	1931.16
003889140569	301098	5	4.95	MR	PINK	JW	YP169460A	395	1955.25
001226440261	061100	3	8.36	MR	PIPE	DG	YT009966A	92	769.12
003889142169	301098	5	4.95	MR	PITMAN	SJ	YW477188A	245	1212.75
001226441061	061100	3	8.36	MRS	PLUMB	TA	NX591001C	92	769.12
003889149969	301098	5	4.95	MR	POORE	LE	YL260192B	245	1212.75
003889150269	301098	5	4.95	MR	POPE	JM	YX197503D	572	2831.4
003889165069	301098	5	4.95	MR	PRIOR	N	WM913246D	259	1282.05
001226866161	061100	3	8.36	MR	PROSSER	ND	NE535319A	46	384.56
001225980861	061100	3	8.36	MR	PROUSE	WF	ZY708991C	139	1162.04
001227383561	061100	3	8.36	MRS	PRYOR	MJ	NR104338B	115	961.4
002992620467	141196	7	4.83	MR	PULLAN	MGA	YX238693D	1388	6704.04
001227227861	061100	3	8.36	MR	PUNT	M	NY847296C	370	3093.2
001227231661	061100	3	8.36	MR	QUICK	RJ	NH031879C	231	1931.16
003889176669	301098	5	4.95	MR	RABBETTS	DG	YT264119D	395	1955.25
001225982461	061100	3	8.36	MISS	RACKSTRAW	GL	JK973884A	231	1931.16

001227232461	061100	3	8.36	MR	RANCE	PA	NR825187D	185	1546.6
001225985961	061100	3	8.36	MR	RANDALL	LC	WM767341A	593	4957.48
003889183969	301098	5	4.95	MR	READ	PC	ZY172021C	395	1955.25
001226446161	061100	3	8.36	MR	REED	DJ	YK433149B	231	1931.16
003889194469	301098	5	4.95	MR	REED	JW	YM022915C	204	1009.8
001226210861	061100	3	8.36	MR	REED	MC	ZW304060C	463	3870.68
002992625567	141196	7	4.83	MR	REEVES	MF	YK098670C	807	3897.81
001226449661	061100	3	8.36	MR	REGAN	BN	YA135084B	92	769.12
001227233261	061100	3	8.36	MRS	REW	IM	YK183307C	463	3870.68
002992626367	141196	7	4.83	MRS	REW	IM	YK183307C	1130	5457.9
001227235961	061100	3	8.36	MR	REW	RJ	YL334092A	370	3093.2
002991945367	141196	7	4.83	MR	RHODES	A	YY727793D	968	4675.44
003889072769	301098	5	4.95	MRS	RHODES	CS	NH312199C	750	3712.5
003889209669	301098	5	4.95	MR	RICHARDSON	M	NA914259B	177	876.15
001227387861	061100	3	8.36	MR	RICHARDSON	P	YZ114903D	463	3870.68
003889213469	301098	5	4.95	MR	RICKARD	A	NE007808D	95	470.25
003889391269	301098	5	4.95	MRS	RICKARD	ME	WK540546D	1118	5534.1
001226872661	061100	3	8.36	MR	RICO JR	NR	PC375645B	231	1931.16
003889222369	301098	5	4.95	MR	ROBINSON	C	YK517419C	245	1212.75
003889232069	301098	5	4.95	MR	ROE	J	YW658898C	395	1955.25
001227241361	061100	3	8.36	MR	ROGERS	A	NW969202D	194	1621.84
001226456961	061100	3	8.36	MR	ROGERS	RN	YZ071632C	231	1931.16
003889236369	301098	5	4.95	MR	ROLFE	A	ZX295233A	750	3712.5
003889237169	301098	5	4.95	MRS	ROLFE	JP	YP270073D	750	3712.5
001226458561	061100	3	8.36	MR	RUFFELL	M	NA686051B	231	1931.16
002991960767	141196	7	4.83	MR	SALTER	NI	YW069064B	322	1555.26
001227242161	061100	3	8.36	MR	SAUNDERS	I	NP927512C	46	384.56
002992641767	141196	7	4.83	MR	SCARFF	MJ	WL954465A	3601	17392.83
001227244861	061100	3	8.36	MR	SCOINS	SR	YW248891B	139	1162.04
001227015161	061100	3	8.36	MR	SCOTT	L	NE262914B	92	769.12
001227245661	061100	3	8.36	MS	SEABROOK	J	JE756858C	69	576.84
003889274669	301098	5	4.95	MR	SEARLE	S	WM719221A	395	1955.25
001227564161	061100	3	8.36	MR	SEVIOUR	M	YW307066A	46	384.56
003889277069	301098	5	4.95	MR	SEYMOUR	D	YX469715A	395	1955.25
003889280069	301098	5	4.95	MR	SHARMAN	BE	YA652624A	245	1212.75
001227566861	061100	3	8.36	MR	SHARPS	MD	YS002465D	231	1931.16

001226460761	061100	3	8.36	MR	SHEARING	DC	WK810256A	278	2324.08
001226880761	061100	3	8.36	MR	SHEARING	MA	NW000741D	463	3870.68
001226462361	061100	3	8.36	MR	SHEATH	M	WP162961C	370	3093.2
001227250261	061100	3	8.36	MRS	SHORT	A	NR863414C	254	2123.44
003889297569	301098	5	4.95	MR	SILVEY	DJ	YE615427C	177	876.15
003889298369	301098	5	4.95	MR	SIMMONDS	PC	YB016112B	395	1955.25
001227568461	061100	3	8.36	MR	SIMMS	JR	YZ850179C	903	7549.08
001227402561	061100	3	8.36	MR	SISSON	NT	YY387661C	69	576.84
001227406861	061100	3	8.36	MR	SLATER	C	WM929181C	139	1162.04
001226466661	061100	3	8.36	MR	SLEE	TM	NH616550B	115	961.4
001226882361	061100	3	8.36	MR	SMALL	P	WE009055A	231	1931.16
001226473961	061100	3	8.36	MR	SMITH	BP	YB657318D	231	1931.16
003889320369	301098	5	4.95	MR	SMITH	FHJ	YB650320B	177	876.15
003889321169	301098	5	4.95	MR	SMITH	GD	YY387570A	245	1212.75
001226475561	061100	3	8.36	MR	SMITH	GJE	YT304294C	347	2900.92
001225884461	061100	3	8.36	MR	SMITH	GW	YX057337A	185	1546.6
003889330069	301098	5	4.95	MR	SMITH	MJ	WE059584B	463	2291.85
003889331969	301098	5	4.95	MR	SMITH	MR	YP128768D	750	3712.5
003889332769	301098	5	4.95	MR	SMITH	NN	WP312342A	750	3712.5
003889333569	301098	5	4.95	MR	SMITH	R	YA633911B	204	1009.8
001226480161	061100	3	8.36	MR	SMITH	RS	NH110433D	231	1931.16
001227408461	061100	3	8.36	MRS	SMITH	SA	YW687401D	231	1931.16
003889344069	301098	5	4.95	MR	SNOWDEN	J	YM710951D	313	1549.35
003889345969	301098	5	4.95	MR	SOLLY	GP	NA699582D	395	1955.25
003889347569	301098	5	4.95	MR	SOUTHALL	RN	ZY546842A	204	1009.8
003889348369	301098	5	4.95	MR	SOUTHARD	RE	YS262878D	750	3712.5
001226886661	061100	3	8.36	MR	SOUTHGATE	PJ	NS543239C	231	1931.16
001226883161	061100	3	8.36	MR	SPILLER	RW	WA029861C	463	3870.68
001227041061	061100	3	8.36	MRS	SQUIBB	PM	YM382074D	115	961.4
001226486061	061100	3	8.36	MR	SQUIRES	MJ	NW074013B	139	1162.04
003889358069	301098	5	4.95	MR	STACEY	AJ	WA012090A	395	1955.25
001227263461	061100	3	8.36	MR	STANGROOM	AC	YY187931D	347	2900.92
001226492561	061100	3	8.36	MR	STARKS	KR	YZ114656C	185	1546.6
001227044561	061100	3	8.36	MR	STEELE	AJ	WA390070D	185	1546.6
002992687567	141196	7	4.83	MR	STEELE	AJ	WA390070D	807	3897.81
003889371869	301098	5	4.95	MR	STEPHENS	SR	NZ086748A	395	1955.25

001225887961	061100	3		8.36	MR	STEVENS	MJ	WL517418D	296	2474.56
003889374269	301098	5		4.95	MR	STEVENS	MJ	WL517418D	736	3643.2
003889375069	301098	5		4.95	MR	STEVENS	RB	NA223589A	395	1955.25
001227514561	061100	3		8.36	MR	STEWART	BJ	YS240954C	115	961.4
001226888261	061100	3		8.36	MR	STOCKLEY	P	NM489691D	69	576.84
001227265061	061100	3		8.36	MR	STONEMAN	DJ	JA446922C	185	1546.6
001226887461	061100	3		8.36	MR	STRAFFORD	I	NE030560D	231	1931.16
003889394769	301098	5		4.95	MR	SUMNER	DPT	YA662127B	750	3712.5
003889402169	301098	5		4.95	MR	SYMES	RP	WA290805C	940	4653
003889404869	301098	5		4.95	MR	SYMONDS	J	YB668299B	177	876.15
001227570661	061100	3		8.36	MR	SYMONS	SJ	NW439318A	139	1162.04
003889409969	301098	5		4.95	MR	TANTON	RH	WA027526D	177	876.15
001226889061	061100	3		8.36	MR	TAPP	J	NX708753A	231	1931.16
001227571461	061100	3		8.36	MRS	TAVENER	KD	WK795195C	139	1162.04
001226049061	061100	3		8.36	MR	TAYLOR	JE	YA848844B	92	769.12
001226891261	061100	3		8.36	MR	TAYLOR	NMJ	NP198165C	231	1931.16
001227073961	061100	3		8.36	MRS	TAYLOR	S	WE022896B	231	1931.16
001226499261	061100	3		8.36	MR	TERRY	ME	YM105343B	23	192.28
001226222161	061100	3		8.36	MR	THOMAS	MA	NE977029D	92	769.12
003889423469	301098	5		4.95	MR	THOMSON	GJ	YP865244C	463	2291.85
003889426969	301098	5		4.95	MS	THORNE	SJ	NA373941A	177	876.15
001227079861	061100	3		8.36	MR	THORP	A	WK209824A	254	2123.44
001226505061	061100	3		8.36	MR	THOURGOOD	AM	NM972795D	695	5810.2
001226506961	061100	3		8.36	MR	THURLBY	MI	NY834434A	139	1162.04
001226052061	061100	3		8.36	MR	TILLEY	JP	WL523142C	231	1931.16
003889439069	301098	5		4.95	MR	TOMS	TFA	YH550965C	940	4653
003889441269	301098	5		4.95	MR	TOONE	RA	YM484795A	245	1212.75
003889447169	301098	5		4.95	MR	TREVETT	AJ	YL042086B	177	876.15
001227088761	061100	3		8.36	MR	TREVETT	PM	WL516590A	92	769.12
001226508561	061100	3		8.36	MR	TRICKETT	TM	YH539140A	92	769.12
003889452869	301098	5		4.95	MR	TRIM	RC	YT186513A	1854	9177.3
003889453669	301098	5		4.95	MR	TROY	S	NH561414B	395	1955.25
001226510761	061100	3		8.36	MR	TUCKER	SG	NW634212B	69	576.84
001225888761	061100	3		8.36	MR	TUITE	PA	YM920704C	370	3093.2
003889459569	301098	5		4.95	MR	TURNBULL	M	YR860145C	395	1955.25
003889461769	301098	5		4.95	MR	TURNER	LP	NM827142A	177	876.15

003889467669	301098	5		4.95	MR	TYBJERG	J	YM088437B	463	2291.85
001226053961	061100	3		8.36	MR	UPCRAFT	RV	YA216918C	185	1546.6
001226064461	061100	3		8.36	MR	UPTON	D	WB029600A	92	769.12
001225739261	061100	3		8.36	MR	VARA	MM	YP034991C	115	961.4
001225890961	061100	3		8.36	MR	VEGLIO	AD	WE483173A	69	576.84
003889475769	301098	5		4.95	MR	VICKERS	PK	NA239182D	177	876.15
001226225661	061100	3		8.36	MR	VILLA	RW	YP469637C	389	3252.04
002992719767	141196	7		4.83	MS	VINCENT	MJ	WK650519B	2422	11698.26
003889483869	301098	5		4.95	MR	WACKETT	SM	WK503805A	463	2291.85
001227110761	061100	3		8.36	MR	WAKEFIELD	DH	YB668399A	185	1546.6
001227117461	061100	3		8.36	MR	WALLIS	KS	YX506629D	463	3870.68
001227120461	061100	3		8.36	MR	WALTER	DC	YL137105D	185	1546.6
003889493569	301098	5		4.95	MR	WALTERS	D	WK295447B	95	470.25
003889494369	301098	5		4.95	MRS	WALTERS	SJ	WA272825D	95	470.25
003889499469	301098	5		4.95	MR	WARD	EH	YE242506D	245	1212.75
001227574961	061100	3		8.36	MR	WARD	RA	YB002328B	217	1814.12
001226897161	061100	3		8.36	MR	WARD	VM	NS371342D	129	1078.44
003889503669	301098	5		4.95	MR	WARD	VM	NS371342D	395	1955.25
001226899861	061100	3		8.36	MR	WARDLE	PW	WK634671D	69	576.84
002991649767	141196	7		4.83	MR	WAREHAM	N	NA239210C	403	1946.49
001227428961	061100	3		8.36	MR	WAREHAM	S	NY348339C	278	2324.08
001226516661	061100	3		8.36	MISS	WARKE	DA	WM337378A	92	769.12
001227287161	061100	3		8.36	MR	WARNE	RE	YY268526D	74	618.64
003889509569	301098	5		4.95	MR	WARREN	JW	YZ338198C	177	876.15
003889510969	301098	5		4.95	MR	WARRENER	K	YZ176006C	204	1009.8
003889511769	301098	5		4.95	MR	WARRINER	J	ZX483679B	177	876.15
003889512569	301098	5		4.95	MR	WATERFIELD	NJ	YR215943B	1486	7355.7
001226519061	061100	3		8.36	MR	WATSON	MW	YK681362D	463	3870.68
003889518469	301098	5		4.95	MR	WATSON	MW	YK681362D	395	1955.25
001226902161	061100	3		8.36	MR	WATSON	R	YX460039B	463	3870.68
001227137961	061100	3		8.36	MR	WEBB	B	YP688474A	92	769.12
003889525769	301098	5		4.95	MR	WELLGREEN	K	WP171416C	95	470.25
003889530369	301098	5		4.95	MR	WEST	BR	WE937425D	572	2831.4
001227294461	061100	3		8.36	MR	WEST	CJ	YT010220B	139	1162.04
001226521261	061100	3		8.36	MR	WESTON	G	WK795110A	162	1354.32
001227141761	061100	3		8.36	MR	WHITAKER	RM	ZX131670C	231	1931.16

003889536269	301098	5	4.95	MR	WHITE	D	YE968302A	750	3712.5
001227524261	061100	3	8.36	MR	WHITE	DG	JA800223D	101	844.36
003889538969	301098	5	4.95	MR	WHITE	GH	WB137027A	313	1549.35
001226524761	061100	3	8.36	MR	WHITE	KJ	WL623698B	380	3176.8
003889541969	301098	5	4.95	MR	WHITE	PD	NE705317B	204	1009.8
001225896861	061100	3	8.36	MR	WHITE	R	YA651290D	347	2900.92
001227298761	061100	3	8.36	MR	WHITMARSH	K	NA869296B	115	961.4
001225897661	061100	3	8.36	MRS	WHITTAKER	BJ	YR215524B	69	576.84
001225898461	061100	3	8.36	MR	WIFFEN	RT	WK386278A	231	1931.16
003889558369	301098	5	4.95	MR	WILKINSON	TR	WK786871B	504	2494.8
001226912961	061100	3	8.36	MR	WILLIAMS	D	NB987554D	139	1162.04
003889562169	301098	5	4.95	MR	WILLIAMS	PE	YY101321B	245	1212.75
003889565669	301098	5	4.95	MR	WILLIS	R	YK681898B	177	876.15
003889566469	301098	5	4.95	MR	WILLIS	TM	YH438712B	750	3712.5
001227299561	061100	3	8.36	MRS	WILSON	CA	YT186695D	185	1546.6
001226533661	061100	3	8.36	MR	WOOD	CM	ZY666584B	463	3870.68
001227447561	061100	3	8.36	MR	WOODBRIDGE	BP	NA817702B	231	1931.16
001226231061	061100	3	8.36	MR	WOODLAND	GW	NW362462C	231	1931.16
003889582669	301098	5	4.95	MR	WOOLACOTT	MT	YK607779A	204	1009.8
003889584269	301098	5	4.95	MR	WORBOYS	RE	YE014533B	1854	9177.3
001226043161	061100	3	8.36	MR	WORTH	R	ZY729597A	162	1354.32
001226918861	061100	3	8.36	MR	WRIGHT	GM	NR735082D	106	886.16
001227164661	061100	3	8.36	MR	WYLIE	J	NR601280D	231	1931.16
001227303761	061100	3	8.36	MR	YEA	PJ	ZT689238D	92	769.12
001225905061	061100	3	8.36	MRS	YOUNG	A	ZW807384B	92	769.12
003889599069	301098	5	4.95	MR	YOUNG	HM	YP180630D	313	1549.35
003889601669	301098	5	4.95	MR	YOUNG	MA	WK974178D	1486	7355.7
001226541761	061100	3	8.36	MR	YOUNG	ME	YA212521C	139	1162.04
001226540961	061100	3	8.36	MR	YOUNG	MP	NM742908A	463	3870.68
003889606769	301098	5	4.95	MRS	YOUNG	T	YY804055C	395	1955.25
001227168961	061100	3	8.36	MR	ZLAYJI	H	JZ577061B	463	3870.68
Total								**131339**	**792952.8**

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		04-FEB-2004	
No of Shares		2944	18156.81
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	04-FEB-2004 at 10:34	
Pages Printed	:	00003	

RECEIVED
6 - FEB 2004

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4830858963	SISSON, NT MR	23 BOLDRE CLOSE BH12 2HP	72	553.68	70391
1410653762	SISSON, NT MR	23 BOLDRE CLOSE BH12 2HP	29	243.60	70391
1226585961	CLARK, RHL MR	GLEBE COTTAGE SP6 3NA	513	4288.68	70391
4830831763	WEAVER, NJ MR	1 COLES GARDENS BH15 4DX	102	784.38	70391
3888380169	CLARK, RHL MR	GLEBE COTTAGE SP6 3NA	1854	9177.30	70391
1226381361	HUGHES, S MR	8 MAXWELL ROAD BH18 9JQ	225	1881.00	70391
1412106462	HUGHES, S MR	8 MAXWELL ROAD BH18 9JQ	116	974.40	70391
4830816363	HUGHES, SR MR	8 MAXWELL ROAD BH18 9JQ	33	253.77	70391



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	86,602		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 25p	86,602
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] Date 2/2/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

Batch 1

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold
001226068761	061100	3	8.36	MR	ABLETT	JC	NZ408857A	92	769.12	0
001227306161	061100	3	8.36	MR	ACKERMAN	PF	NP373388D	162	1354.32	0
001225698161	061100	3	8.36	MR	ACKLAND	P	YK647312A	435	3636.6	0
003888147769	301098	5	4.95	MRS	ALDRIDGE	C	YH783784B	313	1549.35	0
001226597261	061100	3	8.36	MR	ALDRIDGE	JW	ZW849222D	927	7749.72	0
001226233761	061100	3	8.36	MR	ALLAN	WP	YR492882D	695	5810.2	0
001225748161	061100	3	8.36	MR	ALLEN	MS	YA651302C	185	1546.6	0
003888153169	301098	5	4.95	MR	ALLINGTON	BT	YH444158B	750	3712.5	0
001226238861	061100	3	8.36	MR	ALLWOOD	GL	NH016407C	185	1546.6	0
003888157469	301098	5	4.95	MR	ANDREWS	I	YW000521D	204	1009.8	0
001226082261	061100	3	8.36	MRS	ANGEL	CA	NH075438D	139	1162.04	0
001227311861	061100	3	8.36	MR	ANSELL	J	JB939965B	139	1162.04	0
001227309661	061100	3	8.36	MR	ARNOLD	JR	YE112456A	579	4840.44	0
001225750361	061100	3	8.36	MR	ARNOLD	TJ	WE055233D	695	5810.2	0
001226604961	061100	3	8.36	DR	ARTER	W	WL113002D	115	961.4	0
001226970661	061100	3	8.36	MR	ASH	IP	YZ237022A	231	1931.16	0
003888167169	301098	5	4.95	MR	ASH	IP	YZ237022A	245	1212.75	0
001226244261	061100	3	8.36	MR	BACON	KR	YZ071917D	92	769.12	0
001226608161	061100	3	8.36	MR	BAKER	IR	WM913117C	23	192.28	0
001227314261	061100	3	8.36	MRS	BAKER	SL	YM304910A	92	769.12	0
003888183369	301098	5	4.95	MR	BALES	MR	WP285282A	1336	6613.2	0
001225908561	061100	3	8.36	MR	BALL	JLW	ZY708683B	115	961.4	0
003888189269	301098	5	4.95	MR	BANWELL	RJ	YR378778B	395	1955.25	0
003888196569	301098	5	4.95	MR	BARLOW	NS	WL372761C	395	1955.25	0
001226610361	061100	3	8.36	MS	BARROTT	VU	YH336753B	556	4648.16	0
003888203169	301098	5	4.95	MR	BARRY	J	ZY799995B	395	1955.25	0
001227461061	061100	3	8.36	MS	BARTLETT	LA	NX241273C	231	1931.16	0
003888212069	301098	5	4.95	MR	BARTRAM	HJ	YR434995A	313	1549.35	0
001226546861	061100	3	8.36	MR	BATTEN	DR	NH994994A	139	1162.04	0
001226611161	061100	3	8.36	MR	BAUER	MA	YX231409C	208	1738.88	0
003888219869	301098	5	4.95	MR	BEAMENT	JJ	YP366837C	1118	5534.1	0
002992115667	141196	7	4.83	MR	BECKETT	PJ	YM354760A	322	1555.26	0
003888223669	301098	5	4.95	MR	BECKETT	SA	WM719229C	395	1955.25	0
003888225269	301098	5	4.95	MR	BEDFORD	D	YE216547C	750	3712.5	0
001226549261	061100	3	8.36	MR	BEDFORD	SA	NP605667A	695	5810.2	0
001226248561	061100	3	8.36	MR	BEESLEY	CJ	WE462892A	231	1931.16	0
001225760061	061100	3	8.36	MR	BELLAMY	CS	NJ797144A	463	3870.68	0

001225761961	061100	3	8.36	MR	BELLOWS	JD	YW421698C	463	3870.68	0
002991321867	141196	7	4.83	MR	BENDLE	KJ	WP162948B	161	777.63	0
001227316961	061100	3	8.36	MR	BERRIE	EDA	NR538441C	231	1931.16	0
003888237669	301098	5	4.95	MR	BERRIE	EDA	NR538441C	395	1955.25	0
003888239269	301098	5	4.95	MR	BEST	PJ	ZY707884C	395	1955.25	0
003888240669	301098	5	4.95	MRS	BETHELL	CA	YA173198C	177	876.15	0
003888241469	301098	5	4.95	MR	BETTS	R	WM964436D	395	1955.25	0
003888242269	301098	5	4.95	MR	BEUSMANS	MW	YR086578D	395	1955.25	0
001226984661	061100	3	8.36	MR	BEVAN	J	YA224849C	23	192.28	0
001226621961	061100	3	8.36	MR	BIRKETT	K	WE164812A	231	1931.16	0
003888246569	301098	5	4.95	MR	BISHOP	G	YZ114584A	463	2291.85	0
003888248169	301098	5	4.95	MR	BLACKBURN	JM	WP236620D	395	1955.25	0
003888253869	301098	5	4.95	MR	BLAKEMAN	JA	NL003565B	1854	9177.3	0
001226256661	061100	3	8.36	MR	BOWDEN	SR	NE470833A	92	769.12	0
003888262769	301098	5	4.95	MR	BOWDEN	SR	NE470833A	204	1009.8	0
001227471861	061100	3	8.36	MR	BOYD	SM	NS155774D	231	1931.16	0
001226260461	061100	3	8.36	MR	BRACE	AW	YM308626B	92	769.12	0
001226554961	061100	3	8.36	MR	BRACE	WW	JA453522C	92	769.12	0
003888267869	301098	5	4.95	MR	BRACKLEY	A	YE738248A	313	1549.35	0
003888271669	301098	5	4.95	MR	BRAY	DP	NR114341A	395	1955.25	0
001225913161	061100	3	8.36	MR	BRAYLEY	M	YS175530C	46	384.56	0
003888276769	301098	5	4.95	MR	BRIARD	P	YP132189A	395	1955.25	0
001226098961	061100	3	8.36	MR	BRIARS	JA	YP216990B	139	1162.04	0
003888277569	301098	5	4.95	MR	BRICKELL	RS	YM086278C	313	1549.35	0
003888282169	301098	5	4.95	MR	BRISBY	AJ	NS370423C	313	1549.35	0
001226263961	061100	3	8.36	MR	BROCKETT	MT	YE651980B	139	1162.04	0
001227318561	061100	3	8.36	MR	BROCKWAY	DG	NM433943C	92	769.12	0
003888286469	301098	5	4.95	MR	BROCKWAY	DG	NM433943C	177	876.15	0
002992136967	141196	7	4.83	MR	BROOKES	DJ	YR809502C	322	1555.26	0
001225776761	061100	3	8.36	MR	BROOKS	CS	YZ199637B	37	309.32	0
003888292969	301098	5	4.95	MR	BROWN	AL	NL003946B	177	876.15	0
003888293769	301098	5	4.95	MR	BROWN	AR	WE551423A	286	1415.7	0
003888294569	301098	5	4.95	MR	BROWN	DE	JJ616581B	177	876.15	0
002991705167	141196	7	4.83	MR	BROWN	G	YP236143C	565	2728.95	0
003888295369	301098	5	4.95	MR	BROWN	G	YP236143C	395	1955.25	0
003888303869	301098	5	4.95	MR	BRUCE	KH	ZY727188A	313	1549.35	0
002992140767	141196	7	4.83	MR	BRUCE	TJ	YW479933A	403	1946.49	0
001225920461	061100	3	8.36	MR	BRYANT	AG	NA416466B	472	3945.92	0

001225781361	061100	3	8.36	MR	BUCKINGHAM	R	YZ168401A		463	3870.68	0
001226102061	061100	3	8.36	MR	BURDEN	M	YZ038107A		92	769.12	0
002991349867	141196	7	4.83	MR	BURDEN	NR	YA055138D		484	2337.72	0
002991711667	141196	7	4.83	MR	BURGESS	DJ	WK415327D		322	1555.26	0
002991354467	141196	7	4.83	MR	BURGHER	WW	YH004605A		1614	7795.62	0
001226998661	061100	3	8.36	MR	BURROWS	RI	WL856357B		231	1931.16	0
002991712467	141196	7	4.83	MR	BURT	RP	YL031316C		161	777.63	0
001225782161	061100	3	8.36	MR	BUTLER	SC	WL328391A		115	961.4	0
003888324069	301098	5	4.95	MR	BUTLER	SC	WL328391A		204	1009.8	0
001227474261	061100	3	8.36	MR	BUTLIN	MJ	YY759495C		92	769.12	0
001226999461	061100	3	8.36	MR	BYRNE	SP	NW503392A		278	2324.08	0
002991715967	141196	7	4.83	MR	BYWATER	DJ	YA812620B		807	3897.81	0
001225930161	061100	3	8.36	MR	CAISLEY	KJ	YP184493A		92	769.12	0
001226103961	061100	3	8.36	MR	CALLAGHAN	D	NZ833396C		139	1162.04	0
001226570061	061100	3	8.36	MR	CAMERON	C	NB434024C		115	961.4	0
003888332169	301098	5	4.95	MR	CAMERON	C	NB434024C		313	1549.35	0
001226104761	061100	3	8.36	MR	CAMERON	EJ	YZ764363A		231	1931.16	0
003888337269	301098	5	4.95	MR	CANFIELD	RG	YZ936133B		313	1549.35	0
003888343769	301098	5	4.95	MR	CASE	P	YS321166D		177	876.15	0
003888346169	301098	5	4.95	MR	CATON	AJT	ZW648852A		177	876.15	0
001225785661	061100	3	8.36	MR	CATTANO	A	NM004046D		139	1162.04	0
002991355267	141196	7	4.83	MR	CATTERALL	DJ	ZT762570A		322	1555.26	0
003888349669	301098	5	4.95	MR	CATTERALL	DJ	ZT762570A		177	876.15	0
001225937961	061100	3	8.36	MR	CHAMBERLAIN	JF	ZX163143D		278	2324.08	0
001227004661	061100	3	8.36	MR	CHAPMAN	C	YY005315B		92	769.12	0
001227005461	061100	3	8.36	MS	CHAPMAN	S	WL672997B		69	576.84	0
002992195467	141196	7	4.83	MRS	CHILCOTT	S	YP207101A		807	3897.81	0
003888368269	301098	5	4.95	MRS	CHILCOTT	S	YP207101A		750	3712.5	0
001226634061	061100	3	8.36	MISS	CHILDS	S	JA726317B		139	1162.04	0
003888372069	301098	5	4.95	MRS	CHRISTOPHER	JM	YX290845B		95	470.25	0
003888376369	301098	5	4.95	MR	CLARK	AD	WE304890C		95	470.25	0
001226586761	061100	3	8.36	MR	CLARKE	PGR	ZT589342B		162	1354.32	0
003888384469	301098	5	4.95	MR	CLARKE	SM	WK979238A		95	470.25	0
002991368467	141196	7	4.83	MR	CLAYTON	PC	YB327418C		888	4289.04	0
003888386069	301098	5	4.95	MR	CLAYTON	PC	YB327418C		300	1485	0
003888387969	301098	5	4.95	MR	CLEMAS	DJ	YX290890B		204	1009.8	0
001226288461	061100	3	8.36	MRS	CLEMENTS	S	WK703925C		23	192.28	0
003888393369	301098	5	4.95	MR	COATES	EH	YL031237A		1854	9177.3	0

001226291461	061100	3	8.36	MR	COATES	J	NA310514A	278	2324.08	0
001227049661	061100	3	8.36	MR	COBB	AJ	JJ814992A	231	1931.16	0
001225944161	061100	3	8.36	MRS	COBB	DJ	YT019652D	162	1354.32	0
003888403469	301098	5	4.95	MR	COLEMAN	MR	ZT672761D	1118	5534.1	0
001225788061	061100	3	8.36	MR	COLLIER	PA	ZW490010A	602	5032.72	0
003888408569	301098	5	4.95	MR	COLMER	KM	YK093814A	395	1955.25	0
001226292261	061100	3	8.36	MR	CONNETT	DM	NP771226B	139	1162.04	0
001226590561	061100	3	8.36	MR	COOK	L	WL728076C	185	1546.6	0
003888412369	301098	5	4.95	MR	COOK	LA	WL728076C	395	1955.25	0
001226293061	061100	3	8.36	MR	COOK	T	YL326719A	324	2708.64	0
001226639161	061100	3	8.36	MR	COPE	RW	YR215871D	185	1546.6	0
003888419069	301098	5	4.95	MR	CORBETT	MA	NE440736D	900	4455	0
001227052661	061100	3	8.36	MRS	CORNELL	PL	YL023605A	46	384.56	0
001226640561	061100	3	8.36	MR	CORNISH	DJ	WM756488A	115	961.4	0
003888422069	301098	5	4.95	MR	COTTERILL	RT	YT244543B	95	470.25	0
003888426369	301098	5	4.95	MR	COURTNEY	TG	NP856542C	177	876.15	0
001226641361	061100	3	8.36	MS	COVENTRY	HB	NH078703A	92	769.12	0
003888427169	301098	5	4.95	MR	COX	D	YS364226A	177	876.15	0
003888430169	301098	5	4.95	MR	COXHILL	P	NB058149C	204	1009.8	0
001226114461	061100	3	8.36	MISS	CRABB	TL	NR648516A	139	1162.04	0
001226644861	061100	3	8.36	MR	CRAGO	TA	YK622147A	115	961.4	0
001226300761	061100	3	8.36	DR	CRAVEN	AL	NW100347C	231	1931.16	0
001226116061	061100	3	8.36	MR	CROOK	PE	YL267007A	46	384.56	0
001225952261	061100	3	8.36	MRS	CROOKS	K	NM459456B	46	384.56	0
001226117961	061100	3	8.36	MR	CROSS	BA	YL031430B	278	2324.08	0
001226307461	061100	3	8.36	MISS	CURRELL	P	NP340916B	69	576.84	0
003888448469	301098	5	4.95	MR	CUTLER	DA	YT104493D	395	1955.25	0
001226120961	061100	3	8.36	MR	DARLING	SM	WA323600D	463	3870.68	0
001225792961	061100	3	8.36	MR	DAVIDSON	PJ	NB835943B	139	1162.04	0
003888454969	301098	5	4.95	MR	DAVIES	M	YY151329D	395	1955.25	0
003888458169	301098	5	4.95	MR	DAVIS	KS	WE059520B	177	876.15	0
001226313961	061100	3	8.36	MR	DAWES	T	NM135514C	115	961.4	0
003888463869	301098	5	4.95	MRS	DEACON	JN	YL367751C	204	1009.8	0
002992229267	141196	7	4.83	MR	DEAN	JRP	WE056073B	1130	5457.9	0
002991747767	141196	7	4.83	MR	DEAN	KE	YH765127A	807	3897.81	0
003888468969	301098	5	4.95	MR	DEAN	KE	YH765127A	395	1955.25	0
003888470069	301098	5	4.95	MR	DEARLE	ME	WA216132A	95	470.25	0
003888471969	301098	5	4.95	MR	DEARY	AKP	NW107545A	750	3712.5	0

001227054261	061100	3	8.36	MR	DEHON	AHP	YB519276A	231	1931.16	0
001226653761	061100	3	8.36	MR	DICKESON	EP	ZX508884D	101	844.36	0
001227337161	061100	3	8.36	MR	DIX	MV	YS321497B	231	1931.16	0
002992233067	141196	7	4.83	MR	DORRELL	SJO	YY138020C	645	3115.35	0
003888492169	301098	5	4.95	MR	DOWDEN	PJ	WE678689D	463	2291.85	0
003888495669	301098	5	4.95	MR	DOWKES	JN	YS605776B	245	1212.75	0
001225927161	061100	3	8.36	MR	DOWN	AS	JK761675D	139	1162.04	0
001226330961	061100	3	8.36	MR	DRAKE	TF	YR740977C	46	384.56	0
003888505769	301098	5	4.95	MR	DREW	PS	NH049819D	136	673.2	0
001226659661	061100	3	8.36	MR	DUDMAN	MA	WP124357D	115	961.4	0
003888514669	301098	5	4.95	MR	DUNN	MM	WK898171C	395	1955.25	0
001226605761	061100	3	8.36	MR	DURRAN	PH	WM728280A	551	4606.36	0
003888519769	301098	5	4.95	MR	DURY	P	NZ653983D	177	876.15	0
001227067461	061100	3	8.36	MISS	DWYER	J	NB920785B	231	1931.16	0
001226661861	061100	3	8.36	MR	DYER	R	NS630324D	324	2708.64	0
003888522769	301098	5	4.95	MR	EADIE	DJ	BT060062A	395	1955.25	0
002991413367	141196	7	4.83	MR	EATON	MJ	WK795023D	322	1555.26	0
001226129261	061100	3	8.36	MR	EDMONDS	MP	NH452079A	908	7590.88	0
003888531669	301098	5	4.95	MR	EDMONDSON	BJ	WA315936D	1854	9177.3	0
003888536769	301098	5	4.95	MR	ELDRIDGE	RD	WK000094C	177	876.15	0
001226130661	061100	3	8.36	MR	ELLEMENT	RD	WM480998B	92	769.12	0
001225960361	061100	3	8.36	MR	ELLIOTT	A	YS498054B	231	1931.16	0
003888539169	301098	5	4.95	MR	ELLIS	K	NA759045A	1118	5534.1	0
001226336861	061100	3	8.36	MR	ELMER	DR	ZS717352B	231	1931.16	0
001226615461	061100	3	8.36	MR	EVANS	G	YT287875C	273	2282.28	0
002991770167	141196	7	4.83	MR	EVANS	JW	YP735944B	403	1946.49	0
001227528561	061100	3	8.36	MR	EVERITT	RW	NL049062A	463	3870.68	0
003888555369	301098	5	4.95	MR	FARNIE	IG	WK985795A	395	1955.25	0
001226337661	061100	3	8.36	MR	FARR	B	ZY724193B	278	2324.08	0
003888558869	301098	5	4.95	MR	FARROW	AJ	WK703852D	313	1549.35	0
003888565069	301098	5	4.95	MR	FERN	AP	YY199827B	900	4455	0
001226136561	061100	3	8.36	MR	FIDGETT	K	YH378800D	417	3486.12	0
001227077161	061100	3	8.36	MRS	FINLAY	CM	ZX281926C	115	961.4	0
001227529361	061100	3	8.36	MR	FISKE	AM	NS924623A	185	1546.6	0
001226623561	061100	3	8.36	MR	FITZPATRICK	LJ	YW000814B	787	6579.32	0
003888582069	301098	5	4.95	MR	FORD	AG	NB762335D	750	3712.5	0
001226342261	061100	3	8.36	MS	FORD	S	JA401255D	370	3093.2	0
003888586369	301098	5	4.95	MR	FOREMAN	MJ	ZW545223A	136	673.2	0

002991426567	141196	7	4.83	MR	FORWARD	R	YS364233B	807	3897.81	0
002992293467	141196	7	4.83	MR	FOSTER	DM	YS393471A	403	1946.49	0
003888590169	301098	5	4.95	MR	FOSTER	KW	YH378503A	750	3712.5	0
001226140361	061100	3	8.36	MR	FOSTER	MR	NE625903C	162	1354.32	0
001227479361	061100	3	8.36	MR	FOX	K	YZ176379A	92	769.12	0
003888598769	301098	5	4.95	MR	FRANCIS	PJ	WA361463A	177	876.15	0
001226345761	061100	3	8.36	MR	GALE	MG	NY698579C	139	1162.04	0
003888611869	301098	5	4.95	MR	GALE	SJ	NH843678D	463	2291.85	0
001227354161	061100	3	8.36	MR	GAMBLE	J	NY951363C	92	769.12	0
001226353861	061100	3	8.36	MR	GANNON	CA	WL530791A	185	1546.6	0
001225809761	061100	3	8.36	MR	GARTELL	RA	YS456414D	115	961.4	0
001227092561	061100	3	8.36	MR	GELDART	S	NR861369C	231	1931.16	0
001226144661	061100	3	8.36	MRS	GERMAN	AM	YT009930D	231	1931.16	0
001225810061	061100	3	8.36	MR	GIBLIN	DJ	WK459719B	69	576.84	0
001225707461	061100	3	8.36	MR	GILBERT	W	YK886311B	324	2708.64	0
003888637169	301098	5	4.95	MR	GILL	AK	NS688741A	245	1212.75	0
003888640169	301098	5	4.95	MR	GILL	RJ	WB058301A	204	1009.8	0
002991789267	141196	7	4.83	MR	GILMOUR	J	YH251431A	807	3897.81	0
003888652569	301098	5	4.95	MR	GODWIN	A	YZ693333B	750	3712.5	0
001226147061	061100	3	8.36	MRS	GOODALL	VJ	ZY064094B	231	1931.16	0
001226675861	061100	3	8.36	MR	GOODING	C	ZW176527C	231	1931.16	0
001226676661	061100	3	8.36	MRS	GOODSHIP	M	NE221760D	92	769.12	0
003888986969	301098	5	4.95	MRS	GOODSHIP	M	NE221760D	204	1009.8	0
001226677461	061100	3	8.36	MR	GOODSHIP	S	WB005672C	139	1162.04	0
002992321367	141196	7	4.83	MR	GOOZEE	SC	WE044504D	1614	7795.62	0
003888659269	301098	5	4.95	MR	GOOZEE	SC	WE044504D	1118	5534.1	0
003888661469	301098	5	4.95	MR	GOULD	CP	YZ510592C	750	3712.5	0
003888667369	301098	5	4.95	MR	GREAVES	DP	WK069555A	204	1009.8	0
001225817861	061100	3	8.36	MR	GULLIVER	RC	NB699193D	231	1931.16	0
001227113161	061100	3	8.36	MR	GUNSON	JR	ZY165279C	324	2708.64	0
001226361961	061100	3	8.36	MR	GURNEY	SJ	YW373427D	139	1162.04	0
001226148961	061100	3	8.36	MR	GUTTERIDGE	RW	YH358241B	231	1931.16	0
002992339667	141196	7	4.83	MR	GUY	CS	YT103516B	161	777.63	0
003888680069	301098	5	4.95	MR	GUY	GC	YT010224C	204	1009.8	0
003888681969	301098	5	4.95	MR	GUY	IM	YP735771B	613	3034.35	0
001225981661	061100	3	8.36	MR	HAGUE	GL	YY201739D	927	7749.72	0
001226685561	061100	3	8.36	MR	HALL	BL	YT122314D	231	1931.16	0
001226362761	061100	3	8.36	MR	HALL	W	WP285193A	231	1931.16	0

002991803167	141196	7		4.83	MR	HALL	W	WP285193A	645	3115.35	0
003888688669	301098	5		4.95	MR	HAMBLETON	M	YZ036383B	750	3712.5	0
001225820861	061100	3		8.36	MR	HAMER	MA	NB453376A	92	769.12	0
001226686361	061100	3		8.36	MR	HAMILTON-BROWN	M	WK616604D	463	3870.68	0
001226363561	061100	3		8.36	MR	HAMON	EJ	YY368544A	463	3870.68	0
001226690161	061100	3		8.36	MR	HARMS	M	NH164977D	92	769.12	0
001225988361	061100	3		8.36	MR	HARRIS	D	YW479150B	162	1354.32	0
001227121261	061100	3		8.36	MR	HARRIS	MG	NP593135D	185	1546.6	0
002992380967	141196	7		4.83	MR	HARRIS	RD	NE591406A	129	623.07	0
001226368661	061100	3		8.36	MR	HARRISON	MR	YP169396A	139	1162.04	0
001227379761	061100	3		8.36	MR	HARTLEY	B	WL369612C	139	1162.04	0
001227122061	061100	3		8.36	MR	HAWKINS	GA	JC614421B	347	2900.92	0
003888712269	301098	5		4.95	MR	HAYWARD	PE	YW110973A	395	1955.25	0
003888713069	301098	5		4.95	MRS	HAYWOOD	J	TW947833A	1118	5534.1	0
001226777061	061100	3		8.36	MR	HENDERSON	IG	ZR40918C	231	1931.16	0
001226778961	061100	3		8.36	MR	HENDERSON	PD	WE270196C	185	1546.6	0
001225999961	061100	3		8.36	MR	HENSTRIDGE	R	NP966934A	115	961.4	0
001226780061	061100	3		8.36	MS	HEWITT	LM	JN594420A	69	576.84	0
001227126361	061100	3		8.36	MR	HEYS	AJ	NP146079D	347	2900.92	0
003888731969	301098	5		4.95	MR	HICKFORD	P	YZ067116B	95	470.25	0
001227127161	061100	3		8.36	MR	HIGGINS	GJH	YA690372B	254	2123.44	0
001227382761	061100	3		8.36	MR	HILL	G	NZ663900A	92	769.12	86602

Total No. of Shares

£532,225.73

Batch 1



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	2 6	0 1	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	6,816		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

C

A00 COMPANIES HOUSE 0313 28/01/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING ? Address UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 6,816
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form []

Signed [signature] J M POPE. Date 26/1/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1227507261	RATCLIFFE, SJ MR	4 LAUREL GARDENS BH18 8LT	1127	9421.72	69921
1410599962	PARRIS, GF MR	ROBINS END DT11 9DJ	183	1537.20	69921
4830836863	PARRIS, GF MR	ROBINS END DT11 9DJ	101	776.69	69921
4830896163	FREND, TR MR	44 BRAMPTON ROAD BH15 3RF	42	322.98	69921

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3526717468	DEAN, KE MR	6 REDHORN CLOSE BH16 5BE	513	3544.83	69723

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3889231269	ROE, GE MR	POND BARTON BA2 7NE	1774	8781.30	69737

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
~~1226233761~~	~~ALLAN, WP MR~~	~~11 SILCHESTER CLOSE BH2 6PY~~	~~675~~	~~5643.00~~	~~69550~~ error in closure see letter of 9/1/04
4830841463	ALDRIDGE, J MR	1A MANOR AVENUE BH12 4LB	51	392.19	69550
1411537462	HOCKLEY, SR MR	18 WEST LANE SO52 9GB	227	1906.80	69550
4830803163	HOCKLEY, SR MR	18 WEST LANE SO52 9GB	149	1145.81	69550
4830863563	KAVANAGH, ML MR	78 BLANDFORD ROAD BH15 4BD	51	392.19	69550
3888233369	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	443	2192.85	69550
1226978161	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	135	1128.60	69550
4422185360	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	700	4837.00	69550
1410160862	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	172	1444.80	69550
4829866463	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	34	261.46	69550

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3888972969	MASKELL, CJ MR	THE KNAPP SP6 2PL	371	1836.45	69409
4422811460	MASKELL, CJ MR	THE KNAPP SP6 2PL	511	3531.01	69409

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411840362	MCPHERSON, GA MR	19 EXMOUTH ROAD PO12 4EX	101	848.40	69203
1226181061	NEWNHAM, JS MR	C/ XIPRER EL 1	131	1095.16	69203

Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

COBHAM

pOur Ref: COBSOS/1.03

9th January 2004

Louise Sinclair
Coporate Business Department
Yorkshire Building Society
Yorkshire House
Yorkshire Drive
Bradford
BD5 8LJ

Dear Louise,

CLOSURE REPORT DATED 7TH JANUARY 2003

Further to the closure report dated 7th January 2003 and W Brumfitt's e-mail of 7th January and our conversation of today.

Enclosed is the original share option certificate for Mr W P Allan which is duly returned to you for onward transmission to the member on the basis that his account was incorrectly closed.

Your assistance in checking the two closures dated end of December and received 5th January 2004, still to be allotted, and the remaining closures on the report referred to, is noted together with your confirmation that these closures have been correctly administered and that allotment of said shares can now take place.

Yours sincerely,

Angela Weston
Assistant Company Secretary/Pensions Officer

Option Certificate

The Cobham Savings Related Share Option Scheme



MR WP ALLAN
11 SILCHESTER CLOSE
BOURNEMOUTH
BH2 6PY

This is to certify that

MR WILLIAM PAUL ALLAN

is the holder of an option to acquire ordinary shares as shown in box (1) below at the price shown in box (2) in accordance with the rules of the above scheme.

1 Number of shares over which an option is held	2 option price	3 Total amount payable on exercise of option rights in full
695	£8.36	£5810.20

4 Maturity date	5 Yorkshire Building Society account number	6 Monthly contribution
01-FEB-2004	1226233761	£150

Date of grant of option - 06 November 2000

Start date of scheme - 01 February 2001

J M Pope, COMPANY SECRETARY

THE OPTION IS EXERCISABLE IN ACCORDANCE WITH THE RULES OF THE SCHEME.
PLEASE COMPLETE THE FORM OF EXERCISE OVERLEAF IF YOU WISH TO EXERCISE THE OPTION.
PLEASE KEEP THIS CERTIFICATE IN A SAFE PLACE AS YOU WILL NEED TO PRODUCE IT IF YOU WISH TO EXERCISE YOUR OPTION.
OTHER THAN ON DEATH, THE OPTION CANNOT BE TRANSFERRED, ASSIGNED OR CHARGED AND ANY PURPORTED TRANSFER, ASSIGNMENT



Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary 25p		
Number allotted	6,816		
Nominal value of each share	£ 0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 25p	Number allotted: 6,816
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J M POPE. Date 26/1/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

RECEIVED
2005 NOV -8 P 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 7th September 2005

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £4,974.30) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 5,290 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

																			Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Share premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location	
008870952765	161104	3	1.08	0.83	MRS	ASSENDER	SM	ZT222656D	1620	1743.12	0	1620	84 NORWOOD ROAD	EFFINGHAM	LEATHERHEAD		KT24 5NX	SYLVIA MARGARET	ERA	
001411843862	121101	3	0.84	0.59	MR	MURPHY	AJ	JA710236A	1800	1512.00	0	1800	4 BARHAM HALL COTTAGES	BARTLOW ROAD	LINTON	CAMBRIDGE	CB1 6PN	ANDREW JOHN	EURO	
004829956363	141102	3	0.77	0.52	MR	WARREN	J	NS575296C	740	569.06	0	740	130 FERNSIDE ROAD	POOLE			BH15 2ER	JASON	FRL	
005175340264	141103	3	0.94	0.69	MR	WARREN	J	NS575296C	480	450.72	0	480	130 FERNSIDE ROAD	POOLE			BH15 2ER	JASON	FRL	
008870714165	161104	3	1.08	0.83	MR	WARREN	J	NS575296C	650	699.40	0	650	130 FERNSIDE ROAD	POOLE			BH15 2ER	JASON	FRL	
Totals									5290	4974.30	0	5290								

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 11th August 2005

Present:	A E Cook	-	Chairman
	W J Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £17,014.84) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 22,260 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice		Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
001225912361	061100	5	0.836	0.586	MR	BRADNICK	BT	YH329592B	700	685.20	700	6 BRIGHTON WAY	SYMONDS GREEN	STEVENAGE	SG1 2JQ	BRIAN THOMAS	CELRAD
004829706463	141102	5	0.769	0.519	MR	BRADNICK	BT	YH329592B	330	253.77	330	6 BRIGHTON WAY	SYMONDS GREEN	STEVENAGE	SG1 2JQ	BRIAN THOMAS	CELRAD
001225806261	061100	7	0.836	0.586	MR	FIELDS	SW	NR346697C	2110	1,763.96	2110	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
001410748762	121101	7	0.84	0.59	MR	FIELDS	SW	NR346697C	4130	3,469.20	4130	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
004422486060	290999	7	0.691	0.441	MR	FIELDS	SW	NR346697C	2770	1,914.07	2770	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
004830114263	141102	3	0.769	0.519	MR	FIELDS	SW	NR346697C	860	661.34	860	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
001411801262	121101	3	0.84	0.59	MS	GRANT	AJ	YT173517D	400	336.00	400	65 NORSET ROAD	FAREHAM		PO15 6ST	ANGELA JEAN	FRHIT
004830145263	141102	3	0.769	0.519	MISS	RACKSTRAW	GL	JK973884A	860	661.34	860	6 WINDMILL ROAD	BLANDFORD FORUM		DT11 7HG	GEMMA LOUISE	FRL
004830928363	141102	3	0.769	0.519	MR	STRAFFORD	I	NE030560D	1600	1,230.40	1600	36 BLACKWATER MEWS	TOTTON	SOUTHAMPTON	SO40 2GL	IAN	FRA
005174479964	141103	3	0.939	0.689	MR	STRAFFORD	I	NE030560D	1290	1,211.31	1290	36 BLACKWATER MEWS	TOTTON	SOUTHAMPTON	SO40 2GL	IAN	FRASH
001410863762	121101	5	0.84	0.59	MR	YOUNG	RGS	ZY050823A	3940	3,309.60	3940	84 NORTHBOURNE AVENUE	BOURNEMOUTH		BH10 6DQ	ROY GERALD SEYMOUR	FRL
003889604069	301098	7	0.495	0.245	MR	YOUNG	RGS	ZY050823A	3270	1,618.65	3270	84 NORTHBOURNE AVENUE	BOURNEMOUTH		BH10 6DQ	ROY GERALD SEYMOUR	FRL
Totals									**22260**	**17,014.84**	**22260**						

COBHAM PLC

RECEIVED
2005 NOV -8 P 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 5th August 2005

Present:	A E Cook	-	Chairman
	W J Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £9,235.37) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 10,500 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

															Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
001227172761	061100	5	0.84	0.59	MR	MACINTYRE	MR	PC070597B	3510	2934.36	29 FROBISHER AVENUE	POOLE		BH12 5AW	MALCOLM ROBERT	ACE
004829469363	141102	5	0.77	0.52	MR	MACINTYRE	MR	PC070597B	1360	1045.84	29 FROBISHER AVENUE	POOLE		BH12 5AW	MALCOLM ROBERT	CFS
005174096364	141103	3	0.94	0.69	MR	MACINTYRE	MR	PC070597B	1460	1370.94	29 FROBISHER AVENUE	POOLE		BH12 5AW	MALCOLM ROBERT	ACE
008870361865	161104	5	1.08	0.83	MR	MACINTYRE	MR	PC070597B	320	344.32	29 FROBISHER AVENUE	POOLE		BH12 5AW	MALCOLM ROBERT	CFS
001411903562	121101	3	0.84	0.59	MR	THOMSON	SJ	YL066647C	760	638.40	6 BROAD GREEN CLOSE	CHEVINGTON	BURY ST. EDMUNDS	IP29 5RN	STEPHEN JAMES	EURO
005175264364	141103	3	0.94	0.69	MR	UPCRAFT	RV	YA216918C	3090	2901.51	FLAT 12, ST. NICHOLAS COURT	90 BELLE VUE ROAD	BOURNEMOUTH	BH6 3EL	RICHARD VICTOR	FRL
Totals									10500	9235.37						

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 28th July 2005

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £1,512.00) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 180 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

............................
Chairman

													Schedule 1.1	
Account	Grant		Option	Share				Exercised						
Number	Date	Term	Price	premium	Title	Surname	Initials	Shares	Cost	Address1	Address2	Address3	Postcode	Location
1411673762	121101	3	0.84	0.59	MR	WEBBER	R J	180	1512.00	FOUR WINDS	BALNAGEITH	FORRES	IV36 2SG	FRAS
Totals								180	1512.00					

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 28th July 2005

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £36,603.00) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 44,920 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Schedule 1.1

Account Number	Grant Date	Term	Option Price	Share premium	Title	Surname	Initials	NINO	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Location
001411381962	121101	3	0.84	0.59	MR	ABREU	C	ZW730735C	7010	5888.40	4 GEORGIAN WAY	BOURNEMOUTH			BH10 7BX	FRA
001411149262	121101	5	0.84	0.59	MR	COGAN	ME	YP179321D	8320	6988.80	THE OLD POST OFFICE	FURZE HILL	FORDINGBRIDGE		SP6 2PS	FRA
004830476163	141102	5	0.77	0.52	MR	COGAN	ME	YP179321D	2310	1776.39	THE OLD POST OFFICE	FURZE HILL	FORDINGBRIDGE		SP6 2PS	FRA
005174526464	141103	3	0.94	0.69	MR	COGAN	ME	YP179321D	570	535.23	THE OLD POST OFFICE	FURZE HILL	FORDINGBRIDGE		SP6 2PS	FRA
001411483162	121101	3	0.84	0.59	MR	CRAGG	SJ	YS327338C	760	638.40	LINDISFARNE	2 LANE END CLOSE	SHINFIELD	READING	RG2 9AS	CEL
004422398860	290999	5	0.69	0.44	MR	DAVEY	N	YS181459B	3710	2563.61	HOLLACOTT	HOLLOCOMBE	CHULMLEIGH		EX18 7QE	HTE
001411030562	121101	3	0.84	0.59	MR	DAVIS	BC	YH367144B	3030	2545.20	98 MERRY OAK ROAD	SOUTHAMPTON			SO19 7QN	FRHIT
001411771762	121101	3	0.84	0.59	MR	FAIRBRASS	DP	YY050728D	1800	1512.00	22 TYNING PARK	CALNE			SN11 0QF	FRL
005175329164	141103	3	0.94	0.69	MR	HARDING	SK	NW908990C	1310	1230.09	59 GROVE ROAD	WIMBORNE			BH21 1BN	FRL
001411838162	121101	3	0.84	0.59	MR	MATHESON	N	YX565104A	1800	1512.00	3 MURDOCH PLACE	FORRES			IV36 1PE	FRKIN
004422915360	290999	5	0.69	0.44	MRS	PARKER	MA	ZY593445C	1850	1278.35	8 SCHOOL CLOSE	TARRANT GUNVILLE	BLANDFORD FORUM		DT11 8JL	ACE
004422981160	290999	5	0.69	0.44	MR	PRESTON	BC	YP694713D	870	601.17	2 WEST VIEW	MIDDLETON	PICKERING		YO18 8NT	SAL
004830618763	141102	3	0.77	0.52	MR	RICHARDSON	P	YZ114903D	2350	1807.15	36 JUNIPER CLOSE	CHINEHAM	BASINGSTOKE		RG24 8XH	FRA
001226212461	061100	7	0.84	0.59	MR	ROGERS	MN	NP833082B	2000	1672.00	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
001410631662	121101	7	0.84	0.59	MR	ROGERS	MN	NP833082B	3850	3234.00	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
004830621763	141102	7	0.77	0.52	MR	ROGERS	MN	NP833082B	1710	1314.99	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
005174567164	141103	3	0.94	0.69	MR	ROGERS	MN	NP833082B	820	769.98	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
008879188665	161104	3	1.08	0.83	MR	ROGERS	MN	NP833082B	90	96.84	60 THE GROVE	BOURNEMOUTH			BH9 2TX	FRA
001411022462	121101	3	0.84	0.59	MR	TAYLOR	NP	ZY081189C	760	638.40	3 MOORCROFT AVENUE	BURTON	CHRISTCHURCH		BH23 7HU	FRL
Totals									44920	36603.00						

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 30th June 2005

Present:	W G Tucker	-	Chairman
	A J Hannam		[by telephone]
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £9,111.85) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1093 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
001410169162	121101	3	8.40	8.15	MRS	CHRISTIE	DL	YZ167037D	76	638.40	76	1222A CHRISTCHURCH ROAD	BOURNEMOUTH		BH7 6DY	DONNA LYNETTE	FRA
001226396161	061100	5	8.36	8.11	MR	LELLIOTT	CP	WK420718C	337	2,817.32	337	4 SETASIDE	PIDDLETRENTHIDE	DORCHESTER	DT2 7QW	CHRISTOPHER PAUL	FRL
001410875062	121101	5	8.40	8.15	MR	LELLIOTT	CP	WK420718C	393	3,301.20	393	4 SETASIDE	PIDDLETRENTHIDE	DORCHESTER	DT2 7QW	CHRISTOPHER PAUL	FRL
004830177063	141102	3	7.69	7.44	MR	LELLIOTT	CP	WK420718C	200	1,538.00	200	4 SETASIDE	PIDDLETRENTHIDE	DORCHESTER	DT2 7QW	CHRISTOPHER PAUL	FRL
005175216364	141103	3	9.39	9.14	MR	LELLIOTT	CP	WK420718C	87	816.93	87	4 SETASIDE	PIDDLETRENTHIDE	DORCHESTER	DT2 7QW	CHRISTOPHER PAUL	FRHWIM
Totals									1093	£9,111.85	1093						

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 30th June 2005

Present:	W G Tucker	-	Chairman
	A J Hannam		[by telephone]
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £11,698.63) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,693 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

.................................

Chairman

																Schedule 1.1		
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
003526887168	101197	7	6.91	6.66	MR	MACKIE	IB	YX118116B	1693	11698.63	1693	20 WESTLANDS	BRANSGORE	CHRISTCHURCH	DORSET	BH23 8BY	IAN BAIN	FRA
Totals									1693	11698.63	1693							

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th June 2005

Present: **G F Page - Chairman**
A Stevens -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	J Salata	23.6.05	10,677 ("U")	£115,631.91
27.10.00	"	"	2,161	£22,402.22

It was resolved that a total of 12,838 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
J Salata	10,677	10.58
	2,161	10.1166

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 12,838 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th June 2005

Present:	**G F Page**	**- Chairman**
	A Stevens	**-**
In attendance:	**J M Pope**	**- Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	M Kurzdorfer	23.6.05	2,533 ("U")	£27,432.39
27.10.00	"	"	2.099	£21,759.49
15.9.99	"	"	2,186	£18,682.87

It was resolved that a total of 6,818 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
M Kurzdorfer	2,533	10.58
	2,099	10.1166
	2,186	8.2966

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 6,818 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 24th June 2005

Present:	G F Page	-	Chairman
	A J Stevens		
In attendance:	A Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £3,171.69) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 459 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..........................

Chairman

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Postcode	Forenames	Location
004422346560	290999	5	6.91	6.66	MR	CLAYTON	CP	YE111075C	459	3171.69	459	338 WEST WAY	BROADSTONE	BH18 9LF	CHRISTOPHER PAUL	FRA
Totals									459	3171.69	459					

RECEIVED
2005 NOV -8 P 2:
OFFICE OF INTERNATIO
CORPORATE FINANC

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 17th June 2005

Present: **G F Page - Chairman**
A E Cook

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	N Barlow	17.06.05	1,038	£11,241.54

It was resolved that a total of 1,038 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
N Barlow	1,038	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,038 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 8th June 2005

Present:	A E Cook	-	Chairman
	W J Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £10,602.40) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,424 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870139965	161104	3	10.76	10.51	MR	FRENCH	WI	YY198268A	34	365.84	3 OAKFIELDS	EASTLEIGH		SO50 4RP	WAYNE	WDS
004422730460	290999	5	6.91	6.66	MR	KEMP	J	NW158092D	928	6412.48	40 TWYFORD WAY	CANFORD HEATH	POOLE	BH17 8SX	JASON	FRL
004829659963	141102	3	7.69	7.44	MR	POPEJOY	MEJ	ZT735881D	250	1922.50	118 NEW ROAD	MARLOW BOTTOM	MARLOW	SL7 3NW	MICHAEL ERIC JOHN	CEL
005174295864	141103	3	9.39	9.14	MR	POPEJOY	MEJ	ZT735881D	122	1145.58	118 NEW ROAD	MARLOW BOTTOM	MARLOW	SL7 3NW	MICHAEL ERIC JOHN	CEL
001411914062	121101	3	8.40	8.15	MR	WARD	JH	YS119520B	90	756.00	34 BARTRAM ROAD	TOTTON	SOUTHAMPTON	SO40 9JG	JOHN HUGH	FRA
Totals									**1424**	**10602.40**						

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 26th May 2005

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £12,339.59) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,528 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
																Schedule 1.1	
004829450263	141102	5	7.69	7.44	MR	CALVER	PD	WM764833D	459	3529.71	ORCHARD COTTAGE	ANSTY	DORCHESTER		DT2 7PN	PAUL DAVID	CFS
005174087464	141103	7	9.39	9.14	MR	CALVER	PD	WM764833D	107	1004.73	ORCHARD COTTAGE	ANSTY	DORCHESTER		DT2 7PN	PAUL DAVID	ACE
004422311260	290999	5	6.91	6.66	MR	CARTER	SM	WM480967C	185	1278.35	SPRING GROVE	1 THE COMMON	CHILD OKEFORD	BLANDFORD FORUM	DT11 8QY	STUART MICHAEL	FRL
001411957462	121101	3	8.40	8.15	MR	CHICK	AHM	YM269855B	425	3570.00	HAVERING	GIDDY GREEN	WAREHAM	DORSET	BH20 6HA	ALAN HOWARD MYLES	FRL
001411728862	121101	3	8.40	8.15	MR	CHIVERS	MR	NR178629B	352	2956.80	6 THE SAPLINGS	HOLBURY	SOUTHAMPTON		SO45 2QP	MARK RICHARD	FRHIT
Totals									1528	12339.59							

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 25th May 2005

Present:	**W Tucker**	**- Chairman**	
	A E Cook	**- by telephone**	

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.97	P Richardson	14.03.05	10,815	£92,554.77
20.10.98			9,567	£60,740.88
15.09.99			5,582	£47,707.12
27.10.00			2,605	£27,004.99
20.11.01			10,525	£113,985.75
29.10.02			3,071	£27,997.08
30.10.03			1,013	£12,012.46

It was resolved that a total of 43,178 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
P Richardson		
	10815	8.308
	9567	6.099
	5582	8.2966
	2605	10.1166
	10525	10.58
	3071	8.8666
	1013	11.6083
	Total: 43,178	

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 43,178 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 25th May 2005

Present:	A E Cook	-	Chairman
	W J Tucker	-	By telephone
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £8,565.38) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,030 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

																	Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001411221962	121101	5	8.40	8.15	MRS	HARRISON	PM	YL311451D	196	1646.40	196	49 MANCROFT AVENUE	FAREHAM			PO14 2DF	PAMELA MARY	FRHIT
004829325563	141102	5	7.69	7.44	MRS	HARRISON	PM	YL311451D	122	938.18	122	49 MANCROFT AVENUE	FAREHAM			PO14 2DF	PAMELA MARY	FRHIT
001410618962	121101	3	8.40	8.15	MR	QURBAN	MI	JP704932A	180	1512.00	180	43 CLARE ROAD	MAIDENHEAD			SL6 4DW	MOHAMMAD IMRAN	CEL
001411626562	121101	3	8.40	8.15	MR	SHARP	RM	NE846124C	180	1512.00	180	33 BALMORAL ROAD	FOREST LEA	COALVILLE	LEICESTER	LE67 4PE	RICHARD MICHAEL	CCL
001412060262	121101	3	8.40	8.15	MR	SIMMONS	IA	NE777698B	352	2956.80	352	35 COLDHARBOUR	UFFCULME	CULLOMPTON		EX15 3EE	IAN ANTHONY	HTE
Totals									1030	8565.38	1030							

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 25th May 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
15.09.99	P A Hogan	24.05.05	1,784 ("A")	£15,247.13

It was resolved that a total of 1,784 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
P A Hogan	1,784	829.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,784 ordinary shares of 25p each in the company;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 20th May 2005

Present: **A E Cook - Chairman**
W J Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.97	M Cogan	19.05.05	7,011	£60,000.14
20.10.98	"	"	8,356	£53,052.24
15.9.99	"	"	6,780	£57,945.95
27.10.00	"	"	1,158	£12,004.52
20.11.01	"	"	831	£8,999.73
29.10.02	"	"	987	£8998.08
30.10.03	"	"	632	£7,494.45

It was resolved that a total of 25,755 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
M Cogan	7,011	8.308
	8,356	6.099
	6,780	8.2966
	1,158	10.1166
	831	10.58
	987	8.8666
	632	11.6083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 25,755 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 17th May 2005

Present: A E Cook - Chairman
A J Hannam [by telephone]

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.00	C Esplin-Jones	18.5.05	988 ("U")	£10,242.20
20.11.01			1695("U")	£18,356.85

1.2 The Cobham Executive Share Option Scheme (1994) – Approved ("A")

20.10.98	"	"	1957 ("A")	£12,120.29
15.9.99	"	"	1565 ("A")	£13,375.43
27.10.00	"	"	434 ("A")	£4,499.10

It was resolved that a total of 6,639 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
C Esplin Jones	1695	10.58
	988	10.11666
	1957	5.9433
	1565	8.2966
	434	10.1166

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 4,733 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101 and a balance certificate for 1,906 shares;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 13th May 2005

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £19,750.90) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,545 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...............................
Chairman

Export_Control

Schedule 1.1 Summary 13.5.05		
No. of shares		Costs received
1336		10538.49
887		6987.39
322		2225.02
2545		19750.90

Export_Control

																Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001411536662	121101	3	8.4	8.15	MR	HICKS	D	NZ737970D	877	7366.80	MAPLES	MASSEYS LANE	EAST BOLDRE	BROCKENHURST	SO42 7WE	DAVID	FRHIT
004423276660	290999	5	6.91	6.66	MR	WILSON	BJ	YL333653A	459	3171.69	65 DORCHESTER ROAD	OAKDALE	POOLE		BH15 3QZ	BERTRAM JAMES	FRA
Totals									1336	10538.49							

Export_Control

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
001411798962	121101	3	8.4	MR	GOLDING	TJ	NS272930A	58	487.20	18 FAIRFIELD WAY	LINTON	CAMBRIDGE	CB1 6YP	TREVOR JOHN	EURO
004423173560	290999	5	6.91	MR	THORPE	TD	WE735201D	371	2563.61	31 HARNESS CLOSE	WIMBORNE		BH21 2UF	TREVOR DAVID	FRL
001411687762	121101	5	8.4	MR	WRIGHT	RE	YR351324D	196	1646.40	53 BEAUMONT RISE	FAREHAM		PO15 6HX	ROBERT E	FRHIT
004829448063	141102	3	7.69	MR	WRIGHT	RE	YR351324D	100	769.00	53 BEAUMONT RISE	FAREHAM		PO15 6HX	ROBERT E	FRHIT
005174707064	141103	3	9.39	MR	WRIGHT	RE	YR351324D	162	1521.18	53 BEAUMONT RISE	FAREHAM		PO15 6HX	ROBERT E	FRHIT
Totals								**887**	**6987.39**						

Export_Control

														Schedule 1.1		
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004422616260	290999	5	6.91	6.66	MR	HENSTRIDGE	R	NP966934A	322	2225.02	79 GREEN LANE	BOURNEMOUTH		BH10 5LE	ROBERT	FRA
Totals									322	2225.02						

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 22nd April 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	F Garcia	22.4.05	1,933	£20,934.39

It was resolved that a total of 15,173 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
F Garcia	1,933	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,933 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 21st April 2005

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £10,749.93) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,555 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

														Schedule 1.1		
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
003888358569	301098	7	4.95	4.70	MR	CHAPMAN	JE	ZX704862A	183	905.85	34 QUEENSWAY	KIRKBYMOORSIDE	YORK	YO62 6EB	JOHN EDWARD	SAL
003526913468	101197	7	6.91	6.66	MR	MISTRY	N	WL222809C	1128	7794.48	46 RENDELL STREET	LOUGHBOROUGH		LE11 1LL	NARESH	CCL
001411165462	121101	3	8.40	8.15	MR	WALLIS	KS	YX506629D	244	2049.60	13 WHITESTONE DRIVE	YORK		YO31 9HY	KEITH STANLEY	FRAT
Totals									1555	10749.93						

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 21st April 2005

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved ("U") & Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	B R Phillips	19.4.05	1,351 ("U")	£14,005.28
27.10.00	"	"	2,893 ("A")	£29,990.57
20.11.01	"	"	5,263 ("U")	£56,998.29

It was resolved that a total of 9,507 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
B R Phillips	1,351	£1011.66
	2,893	£1011.66
	5,263	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 9,507 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 21st April 2005

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	P D Long	19.4.05	2,894	£30,000.94
20.11.01	"	"	12,279	£132,981.57

It was resolved that a total of 15,173 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P D Long	2,894	£1011.66
	12,279	£10.83

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 15,173 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 20th April 2005

Present: **A E Cook - Chairman**
A J Hannam

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved ("U") & Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.10.98	P A Hogan	19.4.05	2,381 ("A")	£14,746.25
15.09.99	"	"	117 ("U")	£999.95
27.10.00	"	"	1,640 ("U")	£17,001.22
20.11.01	"	"	1,893 ("U")	£20,501.19

It was resolved that a total of 6,031 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P A Hogan	2,381	£5.9433
	117	£8.2966
	1640	£1011.66
	1893	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 6,031 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 8th April 2005

Present:	A E Cook	-	Chairman
	W Tucker	-	By telephone
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £12,662.12) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,506 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004830776063	141102	3	7.69	7.44	MR	ATKINSON	H	YA471044B	64	492.16	12 KELD HEAD ORCHARD	KIRKBYMOORSIDE	YORK	YO62 6EF	HOWARD	SAL
005175616964	141103	3	9.39	9.14	MR	ATKINSON	H	YA471044B	38	356.82	12 KELD HEAD ORCHARD	KIRKBYMOORSIDE	YORK	YO62 6EF	HOWARD	SAL
005174423364	141103	3	9.39	9.14	MR	BURGHER	WW	YH004605A	382	3586.98	6 CRANEMOOR CLOSE	CHRISTCHURCH		BH23 5AP	WALTER WILLIAM	FRA
001411124762	121101	3	8.4	8.15	MR	JONES	CB	JE104326C	266	2234.40	2 GLEBE STREET	LOUGHBOROUGH		LE11 1JR	COLIN BRIAN	CCL
001411304562	121101	3	8.4	8.15	MR	KENDRICK	K	YB363971B	352	2956.80	14 ST. VINCENTS CLOSE	COALVILLE		LE67 3DR	KENNETH	CCL
003526889868	101197	7	6.91	6.66	MR	MACPHERSON	JK	WA329832B	225	1554.75	56 GARSDALE CLOSE	BEAR CROSS	BOURNEMOUTH	BH11 9DN	JOHN KEITH	FRL
004830759063	141102	3	7.69	7.44	MR	METCALF	T	YM710946B	118	907.42	14 STATION ROAD	HELMSLEY	YORK	YO62 5BZ	TREVOR	SAL
005175602964	141103	3	9.39	9.14	MR	METCALF	T	YM710946B	61	572.79	14 STATION ROAD	HELMSLEY	YORK	YO62 5BZ	TREVOR	SAL
Totals									**1506**	**12662.12**						
	0															

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 7th April 2005

Present:	**A J Hannam**	**- Chairman**
	A J Stevens	**- by telephone**
In attendance:	**J M Pope**	**- Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	D W Matz	06.04.05	1,794 ("U")	£18,597.68

It was resolved that a total of 1,794 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
D W Matz	1,794	10.1166

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,794 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 7th April 2005

Present:	**A J Hannam**	**- Chairman**
	A J Stevens	**- by telephone**
In attendance:	**J M Pope**	**- Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	P Calver	06.04.05	3,921("U")	£35,746.19

It was resolved that a total of 3,921 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
P Calver	3.921	8.8666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 3,921 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 7th April 2005

Present: A J Hannam - Chairman
A J Stevens - by telephone
In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	J Bevan	06.04.05	3,029 ("U")	£ 32,804.07

It was resolved that a total of 3,029 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
J Bevan	3,029	10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 3,029 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 4th April 2005

Present:	A E Cook	-	Chairman
	A Hannam		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £12,516.66) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,692 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

............................

Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
J Stonard	180	815
R Leworthy	408	470
	28	911
	48	744
P Russell	180	815
P Watson	180	815
B Barfoot	376	744
C Kitteringham	113	915
	179	744
TOTAL:	1692	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411056962	STONARD, JY MRS	3 KINGSBERE GARDENS BH23 5BQ	180	1512.00	83543
3888920669	LEWORTHY, RG MR	TANGLEWOOD EX16 9PP	408	2019.60	83543
5174920064	LEWORTHY, RG MR	TANGLEWOOD EX16 9PP	28	262.92	83543
4830283163	LEWORTHY, RG MR	TANGLEWOOD EX16 9PP	48	369.12	83543
1412051362	RUSSELL, P MR	146 BOURNEMOUTH ROAD BH14 9HY	180	1512.00	83543
1412158762	WATSON, PJ MR	19 MALLORY CRESCENT PO16 7QH	180	1512.00	83543
4830727263	BARFOOT, BR MR	14 SPRUCE DRIVE SO19 6DU	376	2891.44	83543
5175041164	KITTERINGHAM, CW MR	PINEVIEW	113	1061.07	83543
4829759563	KITTERINGHAM, CW MR	PINEVIEW BH21 2DY	179	1376.51	83543

Schedule 1.1

Account No	Employee Details		Option Details			
004830727263	MR BR BARFOOT BRIAN REGINALD 14 SPRUCE DRIVE THORNHILL SOUTHAMPTON SO19 6DU	Emp No19891 NI No ZT910404A Left Date 300904 Location FRHIT	Open Date 010203 Grant Date 141102 Term 3 Sub Amount 109.00 Reason REDUND	Opt Price 7.690000 Shares Exer 376 Balance 2943.00 Interest 59.06	Company Amt 2891.44 Cheque No 650963 Ind Amount 110.62 Cheque No 650970	
004829759563	MR CW KITTERINGHAM CLIFFORD WILLIAM PINEVIEW 220 WIMBORNE ROAD WEST WIMBORNE BH21 2DY	Emp No4338 NI No YH331255A Left Date 300904 Location FRL	Open Date 010203 Grant Date 141102 Term 3 Sub Amount 52.00 Reason REDUND	Opt Price 7.690000 Shares Exer 179 Balance 1352.00 Interest 28.17	Company Amt 1376.51 Cheque No 650963 Ind Amount 3.66 Cheque No 650972	
005175041164	MR CW KITTERINGHAM CLIFFORD WILLIAM PINEVIEW 220 WIMBORNE ROAD WEST WIMBORNE BH21 2DY	Emp No4338 NI No YH331255A Left Date 300904 Location FRHWIM	Open Date 010204 Grant Date 141103 Term 3 Sub Amount 76.00 Reason REDUND	Opt Price 9.390000 Shares Exer 113 Balance 1064.00 Interest 5.76	Company Amt 1061.07 Cheque No 650963 Ind Amount 8.69 Cheque No 650971	
003888920669	MR RG LEWORTHY RONALD GORDON TANGLEWOOD 10 EASTWICK BARTON NOMANSLAND TIVERTON EX16 9PP	Emp No NI No YP374591C Left Date 151004 Location HTE	Open Date 010299 Grant Date 301098 Term 7 Sub Amount 29.00 Reason REDUND	Opt Price 4.950000 Shares Exer 408 Balance 1957.50 Interest 64.58	Company Amt 2019.60 Cheque No 650963 Ind Amount 2.48 Cheque No 650965	
004830283163	MR RG LEWORTHY RONALD GORDON TANGLEWOOD 10 EASTWICK BARTON NOMANSLAND TIVERTON EX16 9PP	Emp No745 NI No YP374591C Left Date 151004 Location HTE	Open Date 010203 Grant Date 141102 Term 3 Sub Amount 14.00 Reason REDUND	Opt Price 7.690000 Shares Exer 48 Balance 364.00 Interest 7.58	Company Amt 369.12 Cheque No 650963 Ind Amount 2.46 Cheque No 650967	

Closure Listing for COBHAM PLC | Closure Date 30-MAR-2005 |

Account No	Employee Details					Option Details			
005174920064	MR RG LEWORTHY	Emp No745		Open Date	010204	Opt Price	9.390000	Company Amt	262.92
	RONALD GORDON	NI No YP374591C		Grant Date	141103	Shares Exer	28	Cheque No	650963
	TANGLEWOOD			Term	3	Balance	266.00	Ind Amount	4.53
	10 EASTWICK BARTON			Sub Amount	19.00	Interest	1.45	Cheque No	650966
	NOMANSLAND	Left Date	151004	Reason	REDUND				
	TIVERTON	Location	HTE						
	EX16 9PP								
001412051362	MR P RUSSELL	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	PETER	NI No NP809911B		Grant Date	121101	Shares Exer	180	Cheque No	650963
	146 BOURNEMOUTH ROAD			Term	3	Balance	1520.00	Ind Amount	8.00
	PARKSTONE			Sub Amount	40.00	Interest	0.00	Cheque No	650968
	POOLE	Left Date	000000	Reason					
		Location	FRL						
	BH14 9HY								
001411056962	MRS JY STONARD	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	JANET YVONNE	NI No YH373791C		Grant Date	121101	Shares Exer	180	Cheque No	650963
	3 KINGSBERE GARDENS			Term	3	Balance	1520.00	Ind Amount	8.00
	HASLEMERE AVENUE			Sub Amount	40.00	Interest	0.00	Cheque No	650964
	HIGHCLIFFE	Left Date	000000	Reason					
	DORSET	Location	FRA						
	BH23 5BQ								
001412158762	MR PJ WATSON	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	PETER JOHN	NI No WM267383C		Grant Date	121101	Shares Exer	180	Cheque No	650963
	19 MALLORY CRESCENT			Term	3	Balance	1520.00	Ind Amount	8.00
	FAREHAM			Sub Amount	40.00	Interest	0.00	Cheque No	650969
		Left Date	000000	Reason					
		Location	FRHIT						
	PO16 7QH								

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 4th April 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	C P Stuff	04.4.05	41,418 ("U")	£448556.94

It was resolved that a total of 41,418 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
C P Stuff	41,418	10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 41,418 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 4th April 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	G Catrambone	04.4.05	1,441 ("U")	£14,938.27
20.11.01	"	"	13,754 ("U")	£148,955.82

It was resolved that a total of 15,195 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
G Catrambone	1,441	10.1166
	13,754	10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 15,195 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 4th April 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	F E Armenat	04.4.05	10,804 ("U")	£117,007.32

It was resolved that a total of 10,804 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
F E Armenat	10,804	10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 10,804 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 4th April 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	J B Taylor	01.4.05	1,038 ("A")	£11,241.54

It was resolved that a total of 1,038 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
J B Taylor	1,038	10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,038 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 30th March 2005

Present: A E Cook - Chairman
A Stevens

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	M Sharps	30.03.05	1,209	£12,533.22

It was resolved that a total of 1,209 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
M Sharps	1,209	£10.1166

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,209 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 30th March 2005

Present: A E Cook - Chairman
A Stevens

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	P Cawdery	30.03.05	2,634	£27,305.62
20.11.01	"	"	20,585	£222,935.55

It was resolved that a total of 23,219 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P Cawdery	2,634	£10.1166
	20,585	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 23,219 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th March 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	M S Wilkerson	14.03.05	19,802 ("U")	£214,455.66

It was resolved that a total of 19,802 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
M S Wilkerson	19,802	10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 19,802 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes
***Allotment Committee* held at Cobham plc,**
Brook Road, Wimborne, Dorset BH21 2BJ
On 24th March 2005

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £20,206.01) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,443 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

																Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
001411034882	121101	3	8.4	MR	BARKER	AJ	NW366833C	76	638.40	0	76	BENTWITCHEN BARN	SOUTH MOLTON	NORTH DEVON	EX36 3HA	ALAN JASON	HTE
004830729963	141102	3	7.69	MR	BARNES	LA	JB468572A	213	1637.97	0	213	21 BRANEWICK CLOSE	TITCHFIELD PARK	FAREHAM	PO15 5RS	LEE ANDREW	FRHIT
005174812364	141103	3	9.39	MR	BARNES	LA	JB468572A	47	441.33	0	47	21 BRANEWICK CLOSE	TITCHFIELD PARK	FAREHAM	PO15 5RS	LEE ANDREW	FRHIT
004829854063	141102	5	7.69	MR	BROCKETT	MT	YE651980B	431	3314.39	0	431	15 BRANDERS LANE	BOURNEMOUTH		BH6 4LL	MELVYN TREVOR	FRL
005175083764	141103	3	9.39	MR	BROCKETT	MT	YE651980B	143	1342.77	0	143	15 BRANDERS LANE	BOURNEMOUTH		BH6 4LL	MELVYN TREVOR	FRHWIM
001410552262	121101	3	8.4	MR	COWLEY	PA	WA012011B	877	7366.80	0	877	21 THETFORD GARDENS	CHANDLER'S FORD	EASTLEIGH	SO53 4RN	PAUL ANTHONY	FRHIT
004829456163	141102	3	7.69	MR	FUGH	R	NE781244C	47	361.43	0	47	25 WAVENEY GREEN	SOUTHAMPTON		SO16 9DB	ROLAND	CFS
001411383562	121101	3	8.4	MR	HAWKINS	CJ	JE180403D	144	1209.60	0	144	11 CLEEVES CLOSE	POOLE		BH12 4PL	COLIN JOHN	FRA
001412118862	121101	3	8.4	MR	LEFEVRE	IM	WE062522C	90	756.00	0	90	4 HUDDINGTON GLADE	YATELEY		GU46 6FG	IAN MICHAEL	CEL
001411215462	121101	3	8.4	MR	PAYNE	SG	JE802663D	58	487.20	0	58	16 CHANTRY CLOSE	FAVERDALE	DARLINGTON	DL3 0BG	STEVEN GEORGE	FRAT
001227254561	061100	5	8.36	MR	SINFIELD	DR	YW265005A	317	2650.12	0	317	POACHERS POCKET	KINGS NYMPTON	DEVON	EX37 9SS	DAVID RALPH	HTE
								2443	**20206.01**	**0**	**2443**						

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th March 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved]**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	R D Fuller	24.3.05	1,610	£17,436.30

It was resolved that a total of 1,610 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
R D Fuller	1,610	10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,610 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th March 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	C Walker	22.3.05	1,157 ("A")	£11,994.16

It was resolved that a total of 1,157 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
C Walker	1,157	10.3666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,157 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

[signature]

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 21st March 2005

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	J Eckhart	16.03.05	7,561	£81,885.60

It was resolved that a total of 7,561 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
J Eckhart	7,561	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 7,561 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 18th March 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U") and Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	D Taylor	18.03.05	2,770 ("A")	£29,999.10
"	"	"	323 ("U")	£3,498.09

It was resolved that a total of 3,093 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
D Taylor	3,093	1058

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 3,093 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 18th March 2005

Present: **A E Cook - Chairman**
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

The Cobham Executive Share Option Scheme (1994)

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	P T Stevens	18.03.05	1,683	£18,226.89

It was resolved that a total of 1,683 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P T Stevens	1,683	1058

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,683 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 18th March 2005

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £15,399.22) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,051 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

															Schedule 1.1		
AccountNumber	GrantDate	Term	OptionPrice	Share Premiur	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
001411719962	121101	3	8.40	8.15	MISS	BURNINGHAM	AE	NH046847A	217	1822.80	217	56 RODNEY DRIVE	MUDEFORD	CHRISTCHURCH	BH23 3JF	ANNE ELIZABETH	FRA
004422348160	290999	5	6.91	6.66	MR	CLEMAS	DJ	YX290890B	322	2225.02	322	23 PETERSHAM ROAD	POOLE		BH17 7DN	DAVID JONATHAN	FRL
004422390260	290999	5	6.91	6.66	MR	CROSS	SR	NS984253C	273	1886.43	273	70 RUSHCOMBE WAY	CORFE MULLEN	WIMBORNE	BH21 3QX	STEVEN ROGER	FRA
001411538262	121101	3	8.40	8.15	MR	HODGSON	D	JB540400A	352	2956.80	352	14 JUBILEE COURT	FAREHAM		PO14 1DD	DAVID	FRHIT
001410998662	121101	5	8.40	8.15	MRS	MEDGETT	IJ	WK795124B	80	672.00	80	26 BROOK DRIVE	VERWOOD		BH31 6DH	ISABELLA JANE	FRL
004829816863	141102	5	7.69	7.44	MRS	MEDGETT	IJ	WK795124B	58	446.02	58	26 BROOK DRIVE	VERWOOD		BH31 6DH	ISABELLA JANE	FRL
004422859960	290999	5	6.91	6.66	MR	MORRISON	KJ	WL752816D	605	4180.55	605	62A WHARTONS LANE	ASHURST	SOUTHAMPTON	SO40 7EF	KENNETH JOHN	COB
001410725862	121101	3	8.40	8.15	MR	WARRENDER	A	YK466139C	144	1209.60	144	152 STENHOUSE STREET	COWDENBEATH		KY4 9DL	ALEXANDER	FRALMD
Totals									2051	15399.22	2051						

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 17th March 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	J Fenn	15.3.05	2,377	£25,742.91

It was resolved that a total of 2,377 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
J Fenn	2,377	1058

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 2,377 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 16th March 2005

Present:	**A E Cook**	**- Chairman**
	W G Tucker	**-**
In attendance:	**J M Pope**	**- Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
18.05.95	E Kawaishi	12.3.05	8,173	£25,744.95
10.05.96			733	£4,251.40

It was resolved that a total of 8,906 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
E Kawaishi	8,173	290
	733	555

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 8,906 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 16th March 2005

Present: A E Cook - Chairman
W G Tucker -

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	M Vincent	15.3.05	5,817	£62,998.11

It was resolved that a total of 5,817 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
M Vincent	5,817	1058

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 5,817 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 16th March 2005

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £19,341.08) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,533 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001410159462	121101	3	8.40	8.15	MR	BAKER	IR	WM913117C	479	4023.60	0	479	15 SEGSBURY GROVE	HARMANSWATER	BRACKNELL		RG12 9JL	IAN RICHARD	CEL
004422221360	290999	5	6.91	6.66	MR	BLAKE	P	YL424493C	459	3171.69	0	459	SILVERWOOD	9 JUPITER WAY	CORFE MULLEN	WIMBORNE	BH21 3XG	PHILIP	FRL
001410991962	121101	3	8.40	8.15	MR	LEVIEN	BH	YM336393C	126	1058.40	0	126	5 LITTLE DEWLANDS	VERWOOD	WIMBORNE	DORSET		BRIAN HOWARD	FRL
004829827363	141102	3	7.69	7.44	MR	LEVIEN	BH	YM336393C	138	1061.22	0	138	5 LITTLE DEWLANDS	VERWOOD	WIMBORNE	DORSET		BRIAN HOWARD	FRL
005175070564	141103	3	9.39	9.14	MR	LEVIEN	BH	YM336393C	142	1333.38	0	142	5 LITTLE DEWLANDS	VERWOOD	WIMBORNE	DORSET		BRIAN HOWARD	FRHWIM
003527379468	101197	7	6.91	6.66	MR	MCTIGHE-TROTT	GR	NB727028B	225	1554.75	0	225	27 GUNTHORPE ROAD	MARLOW			SL7 1UH	GRAHAM RONALD	CEL
004422831960	290999	5	6.91	6.66	MRS	MEDGETT	IJ	WK795124B	459	3171.69	0	459	26 BROOK DRIVE	VERWOOD			BH31 6DH	ISABELLA JANE	FRL
004422900560	290999	5	6.91	6.66	MR	OLDER	J	YM021770D	185	1278.35	0	185	9 CARRINGTON ROAD	HIGH WYCOMBE			HP12 3HY	JOHN	CEL
001412045962	121101	3	8.40	8.15	MR	PINE	E	YB765995B	212	1780.80	0	212	3 KENNEDY AVENUE	FAREHAM			PO15 6BH	EDWARD	FRHIT
001411614162	121101	3	8.40	8.15	MR	QUIGLEY	B	NM873665D	108	907.20	0	108	3 MULBERRY WALK	ELM GROVE PLACE	SALISBURY		SP1 1ND	BRYCE	FRL
Totals									2533	19341.08	0	2533							

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 14th March 2005

Present: W Tucker - Chairman
A E Cook - by telephone

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U") & Approved ("A")

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	K Morrison	14.03.05	3,527 ("U")	£38,197.41
20.11.01			2,769 ("A")	£29,988.27

It was resolved that a total of 6,296 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (£)
K Morrison	3,527	10.58
	2,769	10.58
Total:	6,296	

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 6,296 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 3rd March 2005

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £32,842.09) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 4,167 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

................................

Chairman

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Schedule 1.1 Forenames	Location
001411123962	121101	3	8.4	8.15	MR	BUTLER	NJ	WL741444A	877	7366.8	THREEWAYS	2 HONEY LANE	HURLEY	MAIDENHEAD	SL6 6RH	NICHOLAS JOHNATHON	CEL
004422498460	290999	5	6.91	6.66	MR	FORD	AG	NB762335D	928	6412.48	32 UPTON ROAD	POOLE			BH17 7AH	ANDREW GLENN	FRL
004422503460	290999	5	6.91	6.66	MR	FORSTER	R	ZX185424C	185	1278.35	21 NORTH ROAD	POOLE			BH14 0LT	RAYMOND	FRA
001411261862	121101	3	8.4	8.15	MR	FOSTER	DM	NE343940A	266	2234.4	28 CHARLECOTE DRIVE	CHANDLER'S FORD	EASTLEIGH		SO53 1SF	DAVID MARK	FRHIT
001411983362	121101	3	8.4	8.15	MISS	HOLLOWAY	LM	NP901226B	149	1251.6	17 BISHOP CLOSE	TALBOT VILLAGE	POOLE		BH12 5HT	LORRAINE MARIE	FRA
004422641360	290999	5	6.91	6.66	MISS	HOLLOWAY	LM	NP901226B	322	2225.02	17 BISHOP CLOSE	TALBOT VILLAGE	POOLE		BH12 5HT	LORRAINE MARIE	FRA
001411184062	121101	3	8.4	8.15	MR	JACKSON	PG	NW141669D	352	2956.8	14 HARBOUR VIEW CLOSE	POOLE			BH14 0PF	PHILIP	FRL
004830354463	141102	5	7.69	7.44	MR	PINCOMBE	NR	WL382904B	59	453.71	30 NORTH STREET	SOUTH MOLTON			EX36 3AW	NIGEL ROBERT	HTE
005174916264	141103	3	9.39	9.14	MR	PINCOMBE	NR	WL382904B	13	122.07	30 NORTH STREET	SOUTH MOLTON			EX36 3AW	NIGEL ROBERT	HTE
001227497161	061100	5	8.36	8.11	MR	PINCOMBE	NR	WL382904B	124	1036.64	30 NORTH STREET	SOUTH MOLTON			EX36 3AW	NIGEL ROBERT	HTE
001412044062	121101	5	8.4	8.15	MR	PINCOMBE	NR	WL382904B	90	756	30 NORTH STREET	SOUTH MOLTON			EX36 3AW	NIGEL ROBERT	HTE
001411644362	121101	3	8.4	8.15	MR	SONDH	GS	NA057359A	425	3570	44 WADHAM ROAD	NORTH END	PORTSMOUTH		PO2 9EE	GURMEET SINGH	FRHIT
001411650862	121101	3	8.4	8.15	MR	STEELE	AJ	WA390070D	180	1512	17 FORT FAREHAM ROAD	FAREHAM			PO14 1DG	ANDREW JAMES	FRL
004830778763	141102	3	7.69	7.44	MR	WARRINER	J	ZX483679B	62	476.78	CRACROFT	KELDHOLME	KIRKBYMOORSIDE	YORK	YO62 6LZ	JOHN	SAL
005175619364	141103	3	9.39	9.14	MR	WARRINER	J	ZX483679B	56	525.84	CRACROFT	KELDHOLME	KIRKBYMOORSIDE	YORK	YO62 6LZ	JOHN	SAL
001410492562	121101	5	8.4	8.15	MR	WARRINER	J	ZX483679B	79	663.6	CRACROFT	KELDHOLME	KIRKBYMOORSIDE	YORK	YO62 6LZ	JOHN	SAL
Totals									4167	32842.09							

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 24th February 2005

Present:	A E Cook	-	Chairman
	W J Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £15,649.50) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,035 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..................................

Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
K Baverstock	181	815
	89	744
R Masters	144	815
J Newbon	605	666
M Sanders	352	815
M Skipper	24	914
D Soden	212	815
C Wilkinson	338	666
F Wilson	90	815
TOTAL:	2035	

Schedule 1.1

AccountNumber	GrantDate	Term	Option Price	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001411698262	121101	5	8.40	MR	BAVERSTOCK	KD	NE778785A	181	1520.40	12 STALHAM ROAD	POOLE			BH12 2AJ	KARL DOUGLAS	FRL
004830103763	141102	5	7.69	MR	BAVERSTOCK	KD	NE778785A	89	684.41	12 STALHAM ROAD	POOLE			BH12 2AJ	KARL DOUGLAS	FRL
001411573062	121101	3	8.40	MR	MASTERS	RC	YX323199D	144	1209.60	FURZEBANK	VERWOOD ROAD	WOODLANDS	WIMBORNE	BH21 8LJ	RICHARD CHARLES	FRL
004422879360	290999	5	6.91	MR	NEWBON	JA	YK662627A	605	4180.55	10 BLAKE HILL AVENUE	LILLIPUT	POOLE		BH14 8QA	JOHN ALAN	FRL
001412055662	121101	3	8.40	MR	SANDERS	MA	NE181642D	352	2956.80	104 CLOVELLY ROAD	BIDEFORD			EX39 3DF	MARK ANTONY	HTE
005174081564	141103	5	9.39	MR	SKIPPER	M	YL322741A	24	225.36	AVONDALE	NETTLESTONE	SEAVIEW		PO34 5DZ	MICHAEL	ACE
001410198562	121101	3	8.40	MRS	SODEN	DL	NA165659D	212	1780.80	3 RICKETTS FARM	BULLOCKS FARM LANE	WHEELER END	HIGH WYCOMBE	HP14 3NH	DEBORAH LOUISE	CEL
003527557668	101197	7	6.91	MR	WILKINSON	CM	YH667990D	338	2335.58	STRANRAER	BOLTER END LANE	BOLTER END	HIGH WYCOMBE	HP14 3NB	COLIN MARK	CEL
001411683462	121101	3	8.40	MR	WILSON	FJ	YT315115A	90	756.00	ONE THE CROSS	SIXPENNY HANDLEY	SALISBURY	WILTSHIRE		FRANK JOHN	FRL
Totals								**2035**	**15649.50**							

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep
001411698262	121101	5	8.40	MR	BAVERSTOCK	KD	NE778785A	181	1520.40	181
004830103763	141102	5	7.69	MR	BAVERSTOCK	KD	NE778785A	89	684.41	89
001411573062	121101	3	8.40	MR	MASTERS	RC	YX323199D	144	1209.60	144
004422879360	290999	5	6.91	MR	NEWBON	JA	YK662627A	605	4180.55	605
001412055662	121101	3	8.40	MR	SANDERS	MA	NE181642D	352	2956.80	352
005174081564	141103	5	9.39	MR	SKIPPER	M	YL322741A	24	225.36	24
001410198562	121101	3	8.40	MRS	SODEN	DL	NA165659D	212	1780.80	212
003527557668	101197	7	6.91	MR	WILKINSON	CM	YH667990D	338	2335.58	338
001411683462	121101	3	8.40	MR	WILSON	FJ	YT315115A	90	756.00	90
Totals								**2035**	**15649.50**	**2035**

						Schedule 1.1	
Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
12 STALHAM ROAD	POOLE				BH12 2AJ	KARL DOUGLAS	FRL
12 STALHAM ROAD	POOLE				BH12 2AJ	KARL DOUGLAS	FRL
FURZEBANK	VERWOOD ROAD	WOODLANDS	WIMBORNE		BH21 8LJ	RICHARD CHARLES	FRL
10 BLAKE HILL AVENUE	LILLIPUT	POOLE			BH14 8QA	JOHN ALAN	FRL
104 CLOVELLY ROAD	BIDEFORD				EX39 3DF	MARK ANTONY	HTE
AVONDALE	NETTLESTONE	SEAVIEW			PO34 5DZ	MICHAEL	ACE
3 RICKETTS FARM	BULLOCKS FARM LANE	WHEELER END	HIGH WYCOMBE		HP14 3NH	DEBORAH LOUISE	CEL
STRANRAER	BOLTER END LANE	BOLTER END	HIGH WYCOMBE		HP14 3NB	COLIN MARK	CEL
ONE THE CROSS	SIXPENNY HANDLEY	SALISBURY	WILTSHIRE			FRANK JOHN	FRL

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 22nd February 2005

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that J A Guy and D Birkett the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £1,417.89) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 151 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
J Guy (deceased)	40	914
D Birkett (deceased)	111	
TOTAL:	151	

Closure Listing for COBHAM PLC — Closure Date 16-FEB-2005 — Page: 00001

Account No	Employee Details			Option Details			
005175238464	PR JA GUY	Emp No7324	Open Date 010204	Opt Price	9.390000	Company Amt	375.60
	JAMIE	NI No JM156834C	Grant Date 141103	Shares Exer	40	Cheque No	642784
	18 HINTON CLOSE		Term 7	Balance	384.00	Ind Amount	8.40
	BLANDFORD FORUM		Sub Amount 48.00	Interest	0.00	Cheque No	642785
		Left Date 030904	Reason DECESD				
		Location FRHWIM					
	DT11 7RS						
005174407464	PR D BIRKETT	EMPNO	OPENDATE010204	OPT PRICE	9.39	COMPANY AMT	1042.29
	21 CANON'S CLOSE	NI NO 275895960	GRANTDATE141103	SHARES Ex	111	CHEQUE NO	454862
	THETFORD		TERM 3	BALANCE	1045.00	IND AMOUNT	2.71
	IP24 3PW		SUBAMOUNT 95	INTEREST	0.00	CHEQUE NO	454863
		LEFDATE 171104	REASON DECESD				
		LOCATION EURO					

Michelle
1.1.

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
5175238464	GUY, JA PR	18 HINTON CLOSE	40	375.60	82191
5174404164	PR D BIRKETT	21 CANONS CLOSE	111	1042.29	

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 22nd February 2005

Present:	A E Cook	-	Chairman
	W Tucker		[by telephone]
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £60,722.44) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 7,932 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

--

BULK PROOF LIST FOR COBHAM PLC

Closure Date 21-FEB-2005

No of Shares 7932 60722.44

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 21-FEB-2005 at 11:13

Pages Printed : 00003

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Spouse Shares Sold	Spouse Shares Keep	Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
001411425462	121101	3.	8.40	MR	ALEXANDER	KP	YR610702C	108	907.20	108	0	0	58 SUNNINGHILL DRIVE	NOTTINGHAM				NG11 8FL	KEITH PATRICK	CCL
001411702462	121101	3	8.40	MR	BIDDLECOMBE	N	YT198979C	298	2503.20	298	0	0	43 WYNTON WAY	FAREHAM				PO15 6NR	NEIL	FRHIT
001410441062	121101	3	8.40	MRS	COX	SE	JB102400A	58	487.20	58	0	0	75 LEICESTER ROAD	SHEPSHED	LEICESTER			LE12 9DF	SARAH ELIZABETH	CCL
003526721268	101197	7	6.91	MR	DENNIS	W	NA224361B	225	1554.75	225	0	0	24 LASCELLES AVENUE	BYERELY PARK	NEWTON AYCLIFFE	DURHAM		DL5 7HP	WAYNE	FRA
004422422460	290999	5	6.91	MR	DHILLON	GS	YZ057604D	1074	7421.34	1074	0	0	12 GREIG DRIVE	BARNSTAPLE				EX32 8AG	GORDON SINGH	HTE
001411749062	121101	3	8.40	MR	DINER	MJ	NP888389C	40	338.00	40	0	0	25 KENNEDY CLOSE	PORTSMOUTH	HANTS			PO7 5NY	MARCEL JASON	FRHIT
003527248868	101197	7	6.91	MR	DUPLOCK	S	WL829722D	225	1554.75	225	0	0	41 GLENHAM ROAD	THAME				OX9 3WD	STEPHEN	CEL
001411053462	121101	3	8.40	MR	FRAMPTON	W	JE860217B	180	1512.00	180	0	0	35 GREYSHOTT AVENUE	FAREHAM				PO14 3AS	WAYNE	FRHIT
001411511062	121101	3	8.40	MR	GARDNER	D	YZ890112C	352	2956.80	352	0	0	8 LINTZ TERRACE	BURNOPFIELD	NEWCASTLE UPON TYNE			NE16 6JN	DAVID	FRAT
001411531562	121101	3	8.40	MR	HEAP	E	BT203958C	352	2956.80	352	0	0	ROKEBY HOUSE	GRETA BRIDGE	BARNARD CASTLE			DL12 9SE	ERIC	FRAT
001411400962	121101	3	8.40	MR	HOWARD	DG	WB003266D	108	907.20	108	0	0	1 ACRE PIECE	HITCHIN				SG4 9HJ	DAVID GEORGE	CELRAD
004422743660	290999	5	6.91	MR	KINGMAN	DF	YS456387A	1103	7621.73	1103	0	0	37 THE THATCHED COTTAGE	SPETISBURY	BLANDFORD	DORSET		DT11 9DT	DAVID FRANCIS	FRL
001412024662	121101	3	8.40	MR	NORTHCOTT	PS	JP703947D	76	638.40	76	0	0	44 BROOK MEADOW	SOUTH MOLTON				EX36 4BN	PAUL STUART	HTE
001411861662	121101	3	8.40	MR	PORTON	DA	NY235027C	180	1512.00	180	0	0	64 REDWOOD CLOSE	SOUTH OXHEY	WATFORD			WD19 6SE	DAVID ANDREW	CEL
001410456962	121101	3	8.40	MR	RICHARDSON	P	YZ114903D	266	2234.40	266	0	0	36 JUNIPER CLOSE	CHINEHAM	BASINGSTOKE			RG24 8XH	PETER	FRA
004423020860	290999	5	6.91	MR	RILEY	PJ	WE663595D	1064	7352.24	1064	0	0	CENTRAL HOUSE	NEWSHAM	RICHMOND			DL11 7RD	PETER JOHN	FRA
001411635462	121101	3	8.40	MR	SINCLAIR	AM	NE989988C	352	2956.80	352	0	0	77 RED BARN LANE	FAREHAM				PO15 6HD	ANDREW MARTIN	MICRO
001411363062	121101	3	8.40	MR	SMITH	K	NB084110C	76	638.40	76	0	0	620 ASHLEY ROAD	POOLE				BH14 0AW	KEVIN	FRL
001411649462	121101	3	8.40	MR	STAGG	DJ	YT104215D	529	4443.60	529	0	0	22 FERNLEA WAY	THE SYLVANS	DIBDEN PURLIEU	HAMPSHIRE			DUDLEY JOHN	FRL
001411251062	121101	3	8.40	MR	TIMMS	SE	NP427831D	633	5317.20	633	0	0	7 PORTWAY DRIVE	HIGH WYCOMBE				HP12 4AU	STEPHEN ELIOT	CEL
001412153662	121101	3	8.40	MR	TURNER	MJ	NA323554A	180	1512.00	180	0	0	39 BURY CRESCENT	GOSPORT				PO12 3TZ	MARK JOHN	FRHIT
004423286360	290999	5	6.91	MR	WOODLEY	KJ	YL018200D	273	1886.43	273	0	0	18 HONOR ROAD	PRESTWOOD	GREAT MISSENDEN			HP16 0NJ	KENNETH JOHN	FRL
001410989762	121101	3	8.40	MR	WOODS	SP	NB912516B	180	1512.00	180	0	0	6 BRENDON ROAD	FAREHAM				PO14 1SB	STEPHEN PAUL	FRHIT
Totals								7932	60722.44	7932	0	0								

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411702462	BIDDLECOMBE, N MR	43 WYNTON WAY PO15 6NR	298	2503.20	82313
4422422460	DHILLON, GS MR	12 GREIG DRIVE EX32 8AG	1074	7421.34	82313
1411053462	FRAMPTON, W MR	35 GREYSHOTT AVENUE PO14 3AS	180	1512.00	82313
1411861662	PORTON, DA MR	64 REDWOOD CLOSE WD19 6SE	180	1512.00	82313
1411649462	STAGG, DJ MR	22 FERNLEA WAY	529	4443.60	82313
3526721268	DENNIS, W MR	24 LASCELLES AVENUE DL5 7HP	225	1554.75	82313
1412024662	NORTHCOTT, PS MR	44 BROOK MEADOW EX36 4BN	76	638.40	82313
1410441062	COX, SE MRS	75 LEICESTER ROAD LE12 9DF	58	487.20	82313
1411749062	DINER, MJ MR	25 KENNEDY CLOSE PO7 5NY	40	336.00	82313
1411511062	GARDNER, D MR	6 LINTZ TERRACE NE16 6JN	352	2956.80	82313
1411400962	HOWARD, DG MR	1 ACRE PIECE SG4 9HJ	108	907.20	82313
4423020860	RILEY, PJ MR	CENTRAL HOUSE DL11 7RD	1064	7352.24	82313
1411635462	SINCLAIR, AM MR	77 RED BARN LANE PO15 6HD	352	2956.80	82313
1411251062	TIMMS, SE MR	7 PORTWAY DRIVE HP12 4AU	633	5317.20	82313
4423286360	WOODLEY, KJ MR	18 HONOR ROAD HP16 0NJ	273	1886.43	82313
1410989762	WOODS, SP MR	6 BRENDON ROAD PO14 1SB	180	1512.00	82313
4422743660	KINGMAN, DF MR	37 THE THATCHED COTTAGE DT11 9	1103	7621.73	82313
1411425462	ALEXANDER, KP MR	58 SUNNINGHILL DRIVE NG11 8FL	108	907.20	82313
1411531562	HEAP, E MR	ROKEBY HOUSE DL12 9SE	352	2956.80	82313
1412153662	TURNER, MJ MR	39 BURY CRESCENT PO12 3TZ	180	1512.00	82313
1410456962	RICHARDSON, P MR	36 JUNIPER CLOSE RG24 8XH	266	2234.40	82313
3527248868	DUPLOCK, S MR	41 GLENHAM ROAD OX9 3WD	225	1554.75	82313
1411363062	SMITH, K MR	620 ASHLEY ROAD BH14 0AW	76	638.40	82313

Closure Listing for COBHAM PLC | Closure Date 21-FEB-2005 | Page: 00001

Account No	Employee Details			Option Details			
001411425462	MR KP ALEXANDER	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	907.20
	KEITH PATRICK	NI No YR610702C	Grant Date 121101	Shares Exer	108	Cheque No	643317
	58 SUNNINGHILL DRIVE		Term 3	Balance	912.00	Ind Amount	4.80
	NOTTINGHAM		Sub Amount 24.00	Interest	0.00	Cheque No	643335
		Left Date 000000	Reason				
		Location CCL					
		NG11 8FL					
001411702462	MR N BIDDLECOMBE	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	2503.20
	NEIL	NI No YT198979C	Grant Date 121101	Shares Exer	298	Cheque No	643317
	43 WYNTON WAY		Term 3	Balance	2508.00	Ind Amount	4.80
	FAREHAM		Sub Amount 66.00	Interest	0.00	Cheque No	643318
		Left Date 000000	Reason				
		Location FRHIT					
		PO15 6NR					
001410441062	MRS SE COX	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	487.20
	SARAH ELIZABETH	NI No JB102400A	Grant Date 121101	Shares Exer	58	Cheque No	643317
	75 LEICESTER ROAD		Term 3	Balance	494.00	Ind Amount	6.80
	SHEPSHED		Sub Amount 13.00	Interest	0.00	Cheque No	643325
	LEICESTER	Left Date 000000	Reason				
		Location CCL					
		LE12 9DF					
003526721268	MR W DENNIS	Emp No	Open Date 010298	Opt Price	6.910000	Company Amt	1554.75
	WAYNE	NI No NA224361B	Grant Date 101197	Shares Exer	225	Cheque No	643317
	24 LASCELLES AVENUE		Term 7	Balance	1560.00	Ind Amount	5.25
	BYERELY PARK		Sub Amount 20.00	Interest	0.00	Cheque No	643323
	NEWTON AYCLIFFE	Left Date 000000	Reason				
	DURHAM	Location FRA					
		DL5 7HP					
004422422460	MR GS DHILLON	Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	7421.34
	GORDON SINGH	NI No YZ057604D	Grant Date 290999	Shares Exer	1074	Cheque No	643317
	12 GREIG DRIVE		Term 5	Balance	7425.00	Ind Amount	3.66
	BARNSTAPLE		Sub Amount 110.00	Interest	0.00	Cheque No	643319
		Left Date 000000	Reason				
		Location HTE					
		EX32 8AG					

Closure Listing for COBHAM PLC | Closure Date 21-FEB-2005 |

Account No	Employee Details				Option Details			
001411749062	MR MJ DINER		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	336.00
	MARCEL JASON		NI No NP888389C	Grant Date 121101	Shares Exer	40	Cheque No	643317
	25 KENNEDY CLOSE			Term 3	Balance	342.00	Ind Amount	6.00
	PORTSMOUTH			Sub Amount 9.00	Interest	0.00	Cheque No	643326
	HANTS		Left Date 000000	Reason				
			Location FRHIT					
		PO7 5NY						
003527248868	MR S DUPLOCK		Emp No	Open Date 010298	Opt Price	6.910000	Company Amt	1554.75
	STEPHEN		NI No WL829722D	Grant Date 101197	Shares Exer	225	Cheque No	643317
	41 GLENHAM ROAD			Term 7	Balance	1560.00	Ind Amount	5.25
	THAME			Sub Amount 20.00	Interest	0.00	Cheque No	643339
			Left Date 000000	Reason				
			Location CEL					
		OX9 3WD						
001411053462	MR W FRAMPTON		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	WAYNE		NI No JE860217B	Grant Date 121101	Shares Exer	180	Cheque No	643317
	35 GREYSHOTT AVENUE			Term 3	Balance	1520.00	Ind Amount	8.00
	FAREHAM			Sub Amount 40.00	Interest	0.00	Cheque No	643320
			Left Date 311004	Reason REDUND				
			Location FRHIT					
		PO14 3AS						
001411511062	MR D GARDNER		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	2956.80
	DAVID		NI No YZ890112C	Grant Date 121101	Shares Exer	352	Cheque No	643317
	6 LINTZ TERRACE			Term 3	Balance	2964.00	Ind Amount	7.20
	BURNOPFIELD			Sub Amount 78.00	Interest	0.00	Cheque No	643327
	NEWCASTLE UPON TYNE		Left Date 000000	Reason				
			Location FRAT					
		NE16 6JN						
001411531562	MR E HEAP		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	2956.80
	ERIC		NI No BT203956C	Grant Date 121101	Shares Exer	352	Cheque No	643317
	ROKEBY HOUSE			Term 3	Balance	2964.00	Ind Amount	7.20
	GRETA BRIDGE			Sub Amount 78.00	Interest	0.00	Cheque No	643336
	BARNARD CASTLE		Left Date 000000	Reason				
			Location FRAT					
		DL12 9SE						

Closure Listing for COBHAM PLC

Closure Date 21-FEB-2005

Account No	Employee Details			Option Details				
001411400962	MR DG HOWARD DAVID GEORGE 1 ACRE PIECE HITCHIN SG4 9HJ	Emp No NI No WB003266D Left Date 000000 Location CELRAD	Open Date 010202 Grant Date 121101 Term 3 Sub Amount 24.00 Reason	Opt Price Shares Exer Balance Interest	8.400000 108 912.00 0.00	Company Amt Cheque No Ind Amount Cheque No	907.20 643317 4.80 643328	
004422743660	MR DF KINGMAN DAVID FRANCIS 37 THE THATCHED COTTAGE SPETISBURY BLANDFORD DORSET DT11 9DT	Emp No NI No YS456367A Left Date 000000 Location FRL	Open Date 010200 Grant Date 290999 Term 5 Sub Amount 113.00 Reason	Opt Price Shares Exer Balance Interest	6.910000 1103 7627.50 0.00	Company Amt Cheque No Ind Amount Cheque No	7621.73 643317 5.77 643334	
001412024662	MR PS NORTHCOTT PAUL STUART 44 BROOK MEADOW SOUTH MOLTON EX36 4BN	Emp No NI No JP703947D Left Date 000000 Location HTE	Open Date 010202 Grant Date 121101 Term 3 Sub Amount 17.00 Reason	Opt Price Shares Exer Balance Interest	8.400000 76 646.00 0.00	Company Amt Cheque No Ind Amount Cheque No	638.40 643317 7.60 643324	
001411861662	MR DA PORTON DAVID ANDREW 64 REDWOOD CLOSE SOUTH OXHEY WATFORD WD19 6SE	Emp No NI No NY235027C Left Date 000000 Location CEL	Open Date 010202 Grant Date 121101 Term 3 Sub Amount 40.00 Reason	Opt Price Shares Exer Balance Interest	8.400000 180 1520.00 0.00	Company Amt Cheque No Ind Amount Cheque No	1512.00 643317 8.00 643321	
001410456962	MR P RICHARDSON PETER 36 JUNIPER CLOSE CHINEHAM BASINGSTOKE RG24 8XH	Emp No NI No YZ114903D Left Date 010105 Location FRA	Open Date 010202 Grant Date 121101 Term 3 Sub Amount 59.00 Reason OTHEXR	Opt Price Shares Exer Balance Interest	8.400000 266 2242.00 0.00	Company Amt Cheque No Ind Amount Cheque No	2234.40 643317 7.60 643338	

163

Closure Listing for COBHAM PLC Closure Date 21-FEB-2005 Page: 00004

Account No	Employee Details						Option Details			
004423020860	MR PJ RILEY		Emp No		Open Date	010200	Opt Price	6.910000	Company Amt	7352.24
	PETER JOHN		NI No	WE663595D	Grant Date	290999	Shares Exer	1064	Cheque No	643317
	CENTRAL HOUSE				Term	5	Balance	7357.50	Ind Amount	5.26
	NEWSHAM				Sub Amount	109.00	Interest	0.00	Cheque No	643329
	RICHMOND		Left Date	000000	Reason					
			Location	FRA						
		DL11 7RD								
001411635462	MR AM SINCLAIR		Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	2956.80
	ANDREW MARTIN		NI No	NE986988C	Grant Date	121101	Shares Exer	352	Cheque No	643317
	77 RED BARN LANE				Term	3	Balance	2964.00	Ind Amount	7.20
	FAREHAM				Sub Amount	78.00	Interest	0.00	Cheque No	643330
			Left Date	000000	Reason					
			Location	MICRO						
		PO15 6HD								
001411363062	MR K SMITH		Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	638.40
	KEVIN		NI No	NB084110C	Grant Date	121101	Shares Exer	76	Cheque No	643317
	620 ASHLEY ROAD				Term	3	Balance	646.00	Ind Amount	7.60
	POOLE				Sub Amount	17.00	Interest	0.00	Cheque No	643340
			Left Date	000000	Reason					
			Location	FRL						
		BH14 0AW								
001411649462	MR DJ STAGG		Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	4443.60
	DUDLEY JOHN		NI No	YT104215D	Grant Date	121101	Shares Exer	529	Cheque No	643317
	22 FERNLEA WAY				Term	3	Balance	4446.00	Ind Amount	2.40
	THE SYLVANS				Sub Amount	117.00	Interest	0.00	Cheque No	000000
	DIBDEN PURLIEU		Left Date	000000	Reason					
	HAMPSHIRE		Location	FRL						
001411251062	MR SE TIMMS		Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	5317.20
	STEPHEN ELIOT		NI No	NP427631D	Grant Date	121101	Shares Exer	633	Cheque No	643317
	7 PORTWAY DRIVE				Term	3	Balance	5320.00	Ind Amount	2.80
	HIGH WYCOMBE				Sub Amount	140.00	Interest	0.00	Cheque No	000000
			Left Date	000000	Reason					
			Location	CEL						
		HP12 4AU								

Account No	Employee Details			Option Details			
001412153662	MR MJ TURNER	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	MARK JOHN	NI No NA323554A	Grant Date 121101	Shares Exer	180	Cheque No	643317
	39 BURY CRESCENT		Term 3	Balance	1520.00	Ind Amount	8.00
	GOSPORT		Sub Amount 40.00	Interest	0.00	Cheque No	643337
		Left Date 000000	Reason				
		Location FRHIT					
	PO12 3TZ						
004423286360	MR KJ WOODLEY	Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	1886.43
	KENNETH JOHN	NI No YL018200D	Grant Date 290999	Shares Exer	273	Cheque No	643317
	18 HONOR ROAD		Term 5	Balance	1890.00	Ind Amount	3.57
	PRESTWOOD		Sub Amount 28.00	Interest	0.00	Cheque No	643332
	GREAT MISSENDEN	Left Date 000000	Reason				
		Location FRL					
	HP16 ONJ						
001410989762	MR SP WOODS	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	STEPHEN PAUL	NI No NB912516B	Grant Date 121101	Shares Exer	180	Cheque No	643317
	6 BRENDON ROAD		Term 3	Balance	1520.00	Ind Amount	8.00
	FAREHAM		Sub Amount 40.00	Interest	0.00	Cheque No	643333
		Left Date 000000	Reason				
		Location FRHIT					
	PO14 1SB						

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 16th February 2005

Present: A J Hannam - Chairman
A E Cook [by telephone]

In attendance: J M Pope - Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £155,239.57) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 20,4[illegible]3 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

--

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		14-FEB-2005	
No of Shares		20483	155239.57
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	14-FEB-2005 at 10:15	
Pages Printed	:	00004	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4422128460	ARENAS, JV MR	6 HAWORTH CLOSE BH23 2PT	556	3841.96	82089
1411444062	BOND, SA MR	10 BURITON CLOSE PO16 8DL	180	1512.00	82089
1411280462	BRAMLEY, SP MR	54 RING FENCE LE12 9HY	90	756.00	82089
4422331760	CHIRGWIN, G MR	14 MASEFIELD AVENUE EX31 1QJ	742	5127.22	82089
1411747462	DEAN, AM MISS	78 PARKWAY DRIVE BH8 9JR	180	1512.00	82089
4422692860	JEMMISON, CM MRS	7 HALTER RISE BH21 2UR	273	1886.43	82089
4422693660	JEMMISON, GJ MR	7 HALTER RISE BH21 2UR	371	2563.61	82089
1411559562	KINGHAM, MA BRG	33 WILD ROSE CRESCENT SO31 6TG	180	1512.00	82089
1411223562	LAWES, RC MR	46 HILL PARK ROAD PO15 6HT	529	4443.60	82089
3527384068	MILLIN, M MRS	97 PILFORD HEATH ROAD BH21 2LY	282	1948.62	82089
3527387568	MILLIN, MJ MR	97 PILFORD HEATH ROAD BH21 2LY	282	1948.62	82089
4422894760	O'CONNELL, DE MR	10 ENCOMBE ROAD BH20 4PS	156	1077.96	82089
3527646768	SWEETING, J MR	5 SHETLAND VIEW BH31 6LS	225	1554.75	82089
1410155162	ALLCROFT, AHJ MR	38 CHURCHILL CLOSE BH21 4BH	180	1512.00	82089
4422117960	ALLEN, BG MR	65 SPINNEY HILL DRIVE	556	3841.96	82089
1412164162	ANSELL, HM MS	17 BEAUMONT RISE PO15 6BU	212	1780.80	82089
1410790862	FRANCIS, DW MR	10 CENTURIAN WAY NE22 6LD	76	638.40	82089
1411302962	GRINDEY, SJ MR	51 UPMILL CLOSE SO30 3HT	90	756.00	82089
4422568960	GRINDEY, SJ MR	51 UPMILL CLOSE SO30 3HT	234	1616.94	82089
4422625160	HICKFORD, P MR	87 HALSTOCK CRESCENT BH17 9BE	87	601.17	82089
1411535862	HICKFORD, P MR	87 HALSTOCK CRESCENT BH17 9BE	40	336.00	82089
1411816062	HIGGINS, J MR	6 MARKS ROAD RG41 1NN	352	2956.80	82089
4422718560	JORDAN-GILL, MF MR	3 SPICER LANE BH11 9QR	654	4519.14	82089
1410919662	JOY, AK MR	FLAT 1, 211-213 SEABOURNE ROAD	212	1780.80	82089
1411061562	KEEN, TJ MR	56 GOSLING GROVE HP13 5YS	877	7366.80	82089
1412043262	PINCOMBE, IJ MR	4 GLEBELANDS EX39 5PL	180	1512.00	82089
4422986260	PULLAN, MGA MR	32 THISTLEBARROW ROAD BH7 7AL	1523	10523.93	82089
1410956062	RICHARDS, GP MR	126 WARBURTON ROAD BH17 8SG	316	2654.40	82089
1411876462	SEARLE, S MR	40 ROCKLEY ROAD BH15 4EY	425	3570.00	82089
4423063160	SEARLE, S MR	40 ROCKLEY ROAD BH15 4EY	928	6412.48	82089
1411631162	SHERGOLD, CG MR	3 REGAL CLOSE PO6 2EE	144	1209.60	82089
4423166260	THOMAS, PF MR	AVALON HP12 4UQ	185	1278.35	82089
1412159562	YOUNG, T MRS	MILL CHASE YO62 6NP	90	756.00	82089
1411738562	COURT, A MR	29 KINGFISHER DRIVE DL8 1XG	180	1512.00	82089
1411797062	GODWIN, PP MR	56 CROWTHER CLOSE SO19 1BX	180	1512.00	82089

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411541262	IRESON, DJF MR	46 CHARBOROUGH CLOSE BH16 6DH	108	907.20	82089
1411575762	MILLS, PC MR	46 JUNIPER WAY LE11 2QA	144	1209.60	82089
4423213860	WALES, JJ MR	12 RAILWAY DRIVE	322	2225.02	82089
1411834962	MACE, SR MR	7 SPRING VALE SO32 2AU	108	907.20	82089
1410727462	WATSON, FD MISS	10 BUNTING ROAD BH22 9QZ	352	2956.80	82089
1411907862	TILLEY, A MR	39 QUEEN STREET IV31 6PR	144	1209.60	82089
1411693162	ADAMS, DA MR	13 KINGS ROAD DT11 7LD	180	1512.00	82089
1410605762	PRESDEE, DC MR	89 GARSTONS CLOSE PO14 4EU	126	1058.40	82089
1411602862	PASSLER, MR MR	28 GANDON VALE HP13 5LG	529	4443.60	82089
1411222762	SCULLEY, DJ MR	5 ROUGHGROVE COPSE RG42 4EZ	162	1360.80	82089
3526722068	DIBDEN, TL MR	1 RYAN CLOSE BH22 9TP	1128	7794.48	82089
1411347962	DIBDEN, TL MR	1 RYAN CLOSE BH22 9TP	180	1512.00	82089
1412140462	SIMPKINS, ME MR	14 EAST STREET EX36 3BU	90	756.00	82089
1410502662	WILLIAMS, D MR	89 POPLAR ROAD LE11 2JS	76	638.40	82089
4423051860	SARGEANT, EC MR	STONE COTTAGE DL7 0JR	2324	16058.84	82089
1411272362	GISBORNE, MC MR	4 PERTH ROAD PO4 8EU	108	907.20	82089
1411690762	WYLIE, J MR	12 ROYAL GEORGE DRIVE TS16 0RU	180	1512.00	82089
4422662660	HUGHES, A MR	SHALOM BH21 2JX	459	3171.69	82089
1411684262	WITCHER, C MR	FLAT 15 BH17 9LW	294	2469.60	82089
1411134462	SLATER, AK MR	58 REMPSTONE ROAD BH21 1RP	877	7366.80	82089
1411989262	HUXTABLE (PETER), PJ MR	6 ARCHIPARK EX32 0QS	180	1512.00	82089
1411955862	BURCHELL, DC MR	36 MILBURY CRESCENT SO18 5EH	180	1512.00	82089
1410494162	WELLS, SL MR	48 CUTLERS PLACE BH21 2HU	285	2394.00	82089
1411098462	HEADON, AD MISS	MOUNT PLEASANT EX37 9QW	180	1512.00	82089

Closure Listing for COBHAM PLC | Closure Date 14-FEB-2005 | Page: 00001

Account No	Employee Details				Option Details			
001411693162	MR DA ADAMS		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	DARRELL ANDREW		NI No WM842100D	Grant Date 121101	Shares Exer	180	Cheque No	641824
	13 KINGS ROAD			Term 3	Balance	1520.00	Ind Amount	8.00
	BLANDFORD FORUM			Sub Amount 40.00	Interest	0.00	Cheque No	641866
			Left Date 000000	Reason				
			Location FRL					
		DT11 7LD						
001410155162	MR AHJ ALLCROFT		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	ALISTAIR HENRY JOHN		NI No JB127211D	Grant Date 121101	Shares Exer	180	Cheque No	641824
	38 CHURCHILL CLOSE			Term 3	Balance	1520.00	Ind Amount	8.00
	STURMINSTER MARSHALL			Sub Amount 40.00	Interest	0.00	Cheque No	641838
	WIMBORNE		Left Date 000000	Reason				
			Location FRL					
		BH21 4BH						
004422117960	MR BG ALLEN		Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	3841.96
	BRUCE GEOFFREY		NI No YH121255A	Grant Date 290999	Shares Exer	556	Cheque No	641824
	65 SPINNEY HILL DRIVE			Term 5	Balance	3847.50	Ind Amount	5.54
	LOUGHBOROUGH			Sub Amount 57.00	Interest	0.00	Cheque No	641839
			Left Date 000000	Reason				
			Location CCL					
		LE11 3LB						
001412164162	MS HM ANSELL		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1780.80
	HEATHER MARIAN		NI No YB505550D	Grant Date 121101	Shares Exer	212	Cheque No	641824
	17 BEAUMONT RISE			Term 3	Balance	1786.00	Ind Amount	5.20
	FAREHAM			Sub Amount 47.00	Interest	0.00	Cheque No	641840
			Left Date 000000	Reason				
			Location FRHIT					
		PO15 6BU						
004422128460	MR JV ARENAS		Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	3841.96
	JOSE VICENTE		NI No WB137665C	Grant Date 290999	Shares Exer	556	Cheque No	641824
	6 HAWORTH CLOSE			Term 5	Balance	3847.50	Ind Amount	5.54
	CHRISTCHURCH			Sub Amount 57.00	Interest	0.00	Cheque No	641825
			Left Date 000000	Reason				
			Location FRL					
		BH23 2PT						

Closure Listing for COBHAM PLC Closure Date 14-FEB-..5 Page: 00002

Account No	Employee Details			Option Details			
001411444062	MR SA BOND	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	STUART ANTHONY	NI No YE533407B	Grant Date 121101	Shares Exer	180	Cheque No	641824
	10 BURITON CLOSE		Term 3	Balance	1520.00	Ind Amount	8.00
	FAREHAM		Sub Amount 40.00	Interest	0.00	Cheque No	641826
		Left Date 000000	Reason				
		Location FRHIT					
	PO16 8DL						
001411280462	MR SP BRAMLEY	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	756.00
	SIMON PAUL	NI No JC245771D	Grant Date 121101	Shares Exer	90	Cheque No	641824
	54 RING FENCE		Term 3	Balance	760.00	Ind Amount	4.00
	SHEPSHED		Sub Amount 20.00	Interest	0.00	Cheque No	641827
	LOUGHBOROUGH	Left Date 000000	Reason				
		Location CCL					
	LE12 9HY						
001411955862	MR DC BURCHELL	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	DAVID CHARLES	NI No YL416266C	Grant Date 121101	Shares Exer	180	Cheque No	641824
	36 MILBURY CRESCENT		Term 3	Balance	1520.00	Ind Amount	8.00
	BITTERNE		Sub Amount 40.00	Interest	0.00	Cheque No	641881
	SOUTHAMPTON	Left Date 000000	Reason				
	HANTS	Location FRHIT					
	SO18 5EH						
004422331760	MR G CHIRGWIN	Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	5127.22
	GERALD	NI No YB533580A	Grant Date 290999	Shares Exer	742	Cheque No	641824
	14 MASEFIELD AVENUE		Term 5	Balance	5130.00	Ind Amount	2.78
	BARNSTAPLE		Sub Amount 76.00	Interest	0.00	Cheque No	641828
		Left Date 000000	Reason				
		Location HTE					
	EX31 1QJ						
001411738562	MR A COURT	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	ADRIAN	NI No NP666733A	Grant Date 121101	Shares Exer	180	Cheque No	641824
	29 KINGFISHER DRIVE		Term 3	Balance	1520.00	Ind Amount	8.00
	AISKEW		Sub Amount 40.00	Interest	0.00	Cheque No	641858
	BEDALE	Left Date 000000	Reason				
		Location FRAT					
	DL8 1XG						

Closure Listing for COBHAM PLC | Closure Date 14-FEB-2005 | Page: 00003

Account No	Employee Details				Option Details			
001411747462	MISS AM DEAN	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	ALISON MARY	NI No NM176947B	Grant Date	121101	Shares Exer	180	Cheque No	641824
	78 PARKWAY DRIVE		Term	3	Balance	1520.00	Ind Amount	8.00
	BOURNEMOUTH		Sub Amount	40.00	Interest	0.00	Cheque No	641829
		Left Date 000000	Reason					
		Location COB						
	BH8 9JR							
001411347962	MR TL DIBDEN	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	TERRY LEWIS	NI No ZY109616D	Grant Date	121101	Shares Exer	180	Cheque No	641824
	1 RYAN CLOSE		Term	3	Balance	1520.00	Ind Amount	8.00
	FERNDOWN		Sub Amount	40.00	Interest	0.00	Cheque No	641871
		Left Date 000000	Reason					
		Location FRA						
	BH22 9TP							
003526722068	MR TL DIBDEN	Emp No	Open Date	010298	Opt Price	6.910000	Company Amt	7794.48
	TERRY LEWIS	NI No ZY109616D	Grant Date	101197	Shares Exer	1128	Cheque No	641824
	1 RYAN CLOSE		Term	7	Balance	7800.00	Ind Amount	5.52
	FERNDOWN		Sub Amount	100.00	Interest	0.00	Cheque No	641870
		Left Date 000000	Reason					
		Location FRA						
	BH22 9TP							
001410790862	MR DW FRANCIS	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	638.40
	DAVID WILLIAM	NI No NB036990C	Grant Date	121101	Shares Exer	76	Cheque No	641824
	10 CENTURIAN WAY		Term	3	Balance	646.00	Ind Amount	7.60
	BEDLINGTON		Sub Amount	17.00	Interest	0.00	Cheque No	641841
		Left Date 000000	Reason					
		Location FRAT						
	NE22 6LD							
001411272362	MR MC GISBORNE	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	907.20
	MICHAEL COLIN	NI No NA969922A	Grant Date	121101	Shares Exer	108	Cheque No	641824
	4 PERTH ROAD		Term	3	Balance	912.00	Ind Amount	4.80
	SOUTHSEA		Sub Amount	24.00	Interest	0.00	Cheque No	641875
		Left Date 000000	Reason					
		Location MICRO						
	PO4 8EU							

Account No	Employee Details						Option Details			
001411797062	MR PP GODWIN		Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	PETER PERCIVAL		NI No	ZY668745D	Grant Date	121101	Shares Exer	180	Cheque No	641824
	56 CROWTHER CLOSE				Term	3	Balance	1520.00	Ind Amount	8.00
	SOUTHAMPTON				Sub Amount	40.00	Interest	0.00	Cheque No	641859
			Left Date	000000	Reason					
			Location	FRHIT						
		SO19 1BX								
001411302962	MR SJ GRINDEY		Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	756.00
	STEPHEN JOHN		NI No	NH832440A	Grant Date	121101	Shares Exer	90	Cheque No	641824
	51 UPMILL CLOSE				Term	3	Balance	760.00	Ind Amount	4.00
	WEST END				Sub Amount	20.00	Interest	0.00	Cheque No	641842
	SOUTHAMPTON		Left Date	000000	Reason					
			Location	FRL						
		SO30 3HT								
004422568960	MR SJ GRINDEY		Emp No		Open Date	010200	Opt Price	6.910000	Company Amt	1616.94
	STEPHEN JOHN		NI No	NH832440A	Grant Date	290999	Shares Exer	234	Cheque No	641824
	51 UPMILL CLOSE				Term	5	Balance	1620.00	Ind Amount	3.06
	WEST END				Sub Amount	24.00	Interest	0.00	Cheque No	641843
	SOUTHAMPTON		Left Date	000000	Reason					
			Location	FRL						
		SO30 3HT								
001411098462	MISS AD HEADON		Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	ANN DENISE		NI No	YW307225D	Grant Date	121101	Shares Exer	180	Cheque No	641824
	MOUNT PLEASANT				Term	3	Balance	1520.00	Ind Amount	8.00
	THE SQUARE				Sub Amount	40.00	Interest	0.00	Cheque No	641882
	CHITTLEHAMPTON		Left Date	000000	Reason					
	UMBERLEIGH		Location	HTE						
		EX37 9QW								
001411535862	MR P HICKFORD		Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	336.00
	PETER		NI No	YZ067116B	Grant Date	121101	Shares Exer	40	Cheque No	641824
	87 HALSTOCK CRESCENT				Term	3	Balance	342.00	Ind Amount	6.00
	POOLE				Sub Amount	9.00	Interest	0.00	Cheque No	641845
			Left Date	000000	Reason					
			Location	FRA						
		BH17 9BE								

147

Closure Listing for COBHAM PLC | Closure Date 14-FEB-2005 | Page: 00005

Account No	Employee Details		Employee		Option Details			
004422625160	MR P HICKFORD		Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	601.17
	PETER		NI No YZ067116B	Grant Date 290999	Shares Exer	87	Cheque No	641824
	87 HALSTOCK CRESCENT			Term 5	Balance	607.50	Ind Amount	6.33
	POOLE			Sub Amount 9.00	Interest	0.00	Cheque No	641844
			Left Date 000000	Reason				
			Location FRA					
		BH17 9BE						
001411816062	MR J HIGGINS		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	2956.80
	JOHN		NI No YR232076D	Grant Date 121101	Shares Exer	352	Cheque No	641824
	6 MARKS ROAD			Term 3	Balance	2964.00	Ind Amount	7.20
	WOKINGHAM			Sub Amount 78.00	Interest	0.00	Cheque No	641846
			Left Date 000000	Reason				
			Location FRL					
		RG41 1NN						
004422662660	MR A HUGHES		Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	3171.69
	ANTHONY		NI No YM012842D	Grant Date 290999	Shares Exer	459	Cheque No	641824
	SHALOM			Term 5	Balance	3172.50	Ind Amount	0.81
	5 FOXCROFT DRIVE			Sub Amount 47.00	Interest	0.00	Cheque No	641877
	WIMBORNE		Left Date 000000	Reason				
			Location COB					
		BH21 2JX						
001411989262	MR PJ HUXTABLE (PETER)		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00
	PETER JOHN		NI No WL526530B	Grant Date 121101	Shares Exer	180	Cheque No	641824
	6 ARCHIPARK			Term 3	Balance	1520.00	Ind Amount	8.00
	SWIMBRIDGE			Sub Amount 40.00	Interest	0.00	Cheque No	641880
	BARNSTAPLE		Left Date 000000	Reason				
			Location HTE					
		EX32 0QS						
001411541262	MR DJF IRESON		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	907.20
	DAVID JOHN FRANCIS		NI No WK675153B	Grant Date 121101	Shares Exer	108	Cheque No	641824
	46 CHARBOROUGH CLOSE			Term 3	Balance	912.00	Ind Amount	4.80
	LYTCHETT MATRAVERS			Sub Amount 24.00	Interest	0.00	Cheque No	000000
	POOLE		Left Date 000000	Reason				
			Location FRL					
		BH16 6DH						

Account No	Employee Details			Option Details			
004422692860	MRS CM JEMMISON	Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	1886.43
	CHRISTINE MARY	NI No NE670703C	Grant Date 290999	Shares Exer	273	Cheque No	641824
	7 HALTER RISE		Term 5	Balance	1890.00	Ind Amount	3.57
	WIMBORNE		Sub Amount 28.00	Interest	0.00	Cheque No	000000
		Left Date 000000	Reason				
		Location FRL					
	BH21 2UR						
004422693660	MR GJ JEMMISON	Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	2563.61
	GORDON JAMES	NI No WL526485B	Grant Date 290999	Shares Exer	371	Cheque No	641824
	7 HALTER RISE		Term 5	Balance	2565.00	Ind Amount	1.39
	WIMBORNE		Sub Amount 38.00	Interest	0.00	Cheque No	000000
		Left Date 000000	Reason				
		Location FRL					
	BH21 2UR						
004422718560	MR MF JORDAN-GILL	Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	4519.14
	MARK FREDRICK	NI No JL802329B	Grant Date 290999	Shares Exer	654	Cheque No	641824
	3 SPICER LANE		Term 5	Balance	4522.50	Ind Amount	3.36
	BEARWOOD		Sub Amount 67.00	Interest	0.00	Cheque No	000000
	BOURNEMOUTH	Left Date 000000	Reason				
		Location FRL					
	BH11 9QR						
001410919662	MR AK JOY	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1780.80
	ADAM KELVIN	NI No JS377119D	Grant Date 121101	Shares Exer	212	Cheque No	641824
	FLAT 1, 211-213 SEABOURNE ROAD		Term 3	Balance	1786.00	Ind Amount	5.20
	SOUTHBOURNE		Sub Amount 47.00	Interest	0.00	Cheque No	641848
	BOURNEMOUTH	Left Date 000000	Reason				
	DORSET	Location FRA					
	BH5 2HL						
001411061562	MR TJ KEEN	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	7366.80
	TIMOTHY JOHN	NI No NE827919C	Grant Date 121101	Shares Exer	877	Cheque No	641824
	56 GOSLING GROVE		Term 3	Balance	7372.00	Ind Amount	5.20
	DOWNLEY		Sub Amount 194.00	Interest	0.00	Cheque No	641849
	HIGH WYCOMBE	Left Date 000000	Reason				
		Location CEL					
	HP13 5YS						

Closure Listing for COBHAM PLC Closure Date 14-FEB-2005 Page: 00007

Account No	Employee Details				Option Details			
001411559562	BRG MA KINGHAM	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	MICHEAL ALEC	NI No WM727970A	Grant Date	121101	Shares Exer	180	Cheque No	641824
	33 WILD ROSE CRESCENT		Term	3	Balance	1520.00	Ind Amount	8.00
	LOCKS HEATH		Sub Amount	40.00	Interest	0.00	Cheque No	641832
	SOUTHAMPTON	Left Date 000000	Reason					
		Location FRHIT						
	SO31 6TG							
001411223562	MR RC LAWES	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	4443.60
	RICHARD CHARLES	NI No YR085244D	Grant Date	121101	Shares Exer	529	Cheque No	641824
	46 HILL PARK ROAD		Term	3	Balance	4446.00	Ind Amount	2.40
	FAREHAM		Sub Amount	117.00	Interest	0.00	Cheque No	641833
		Left Date 000000	Reason					
		Location FRHIT						
	PO15 6HT							
001411834962	MR SR MACE	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	907.20
	STEPHEN ROGER	NI No YS183083D	Grant Date	121101	Shares Exer	108	Cheque No	641824
	7 SPRING VALE		Term	3	Balance	912.00	Ind Amount	4.80
	SWANMORE		Sub Amount	24.00	Interest	0.00	Cheque No	641863
	SOUTHAMPTON	Left Date 000000	Reason					
		Location FRHIT						
	SO32 2AU							
003527384068	MRS M MILLIN	Emp No	Open Date	010298	Opt Price	6.910000	Company Amt	1948.62
	MARY	NI No YW935863A	Grant Date	101197	Shares Exer	282	Cheque No	641824
	97 PILFORD HEATH ROAD		Term	7	Balance	1950.00	Ind Amount	1.38
	WIMBORNE		Sub Amount	25.00	Interest	0.00	Cheque No	641834
		Left Date 000000	Reason					
		Location FRL						
	BH21 2LY							
003527387568	MR MJ MILLIN	Emp No	Open Date	010298	Opt Price	6.910000	Company Amt	1948.62
	MICHAEL JOHN	NI No TW022605A	Grant Date	101197	Shares Exer	282	Cheque No	641824
	97 PILFORD HEATH ROAD		Term	7	Balance	1950.00	Ind Amount	1.38
	WIMBORNE		Sub Amount	25.00	Interest	0.00	Cheque No	641835
		Left Date 000000	Reason					
		Location FRL						
	BH21 2LY							

Account No	Employee Details								
					Option Details				
001411575762	MR PC MILLS	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	1209.60
	PHILIP CHARLES	NI No	NS262502B	Grant Date	121101	Shares Exer	144	Cheque No	641824
	46 JUNIPER WAY			Term	3	Balance	1216.00	Ind Amount	6.40
	LOUGHBOROUGH			Sub Amount	32.00	Interest	0.00	Cheque No	641861
		Left Date	000000	Reason					
		Location	CCL						
	LE11 2QA								
004422894760	MR DE O'CONNELL	Emp No		Open Date	010200	Opt Price	6.910000	Company Amt	1077.96
	DANIEL EDWARD	NI No	YL143449B	Grant Date	290999	Shares Exer	156	Cheque No	641824
	10 ENCOMBE ROAD			Term	5	Balance	1080.00	Ind Amount	2.04
	WAREHAM			Sub Amount	16.00	Interest	0.00	Cheque No	641836
		Left Date	000000	Reason					
		Location	FRL						
	BH20 4PS								
001411602862	MR MR PASSLER	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	4443.60
	MICHAEL ROBERT	NI No	PB378376A	Grant Date	121101	Shares Exer	529	Cheque No	641824
	28 GANDON VALE			Term	3	Balance	4446.00	Ind Amount	2.40
	HIGH WYCOMBE			Sub Amount	117.00	Interest	0.00	Cheque No	641868
		Left Date	000000	Reason					
		Location	CEL						
	HP13 5LG								
001412043262	MR IJ PINCOMBE	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	1512.00
	IAN JOHN	NI No	NX693489A	Grant Date	121101	Shares Exer	180	Cheque No	641824
	4 GLEBELANDS			Term	3	Balance	1520.00	Ind Amount	8.00
	PARKHAM			Sub Amount	40.00	Interest	0.00	Cheque No	641850
	BIDEFORD	Left Date	000000	Reason					
		Location	HTE						
	EX39 5PL								
001410605762	MR DC PRESDEE	Emp No		Open Date	010202	Opt Price	8.400000	Company Amt	1058.40
	DARYL CRAIG	NI No	NH341020B	Grant Date	121101	Shares Exer	126	Cheque No	641824
	89 GARSTONS CLOSE			Term	3	Balance	1064.00	Ind Amount	5.60
	FAREHAM			Sub Amount	28.00	Interest	0.00	Cheque No	641867
		Left Date	000000	Reason					
		Location	FRL						
	PO14 4EU								

Closure Listing for COBHAM PLC Closure Date 14-FEB-2005 Page: 00009

Account No	Employee Details			Option Details		
004422986260	MR MGA PULLAN MICHAEL GORDON AYRTON 32 THISTLEBARROW ROAD BOURNEMOUTH BH7 7AL	Emp No NI No YX238693D Left Date 000000 Location FRA	Open Date 010200 Grant Date 290999 Term 5 Sub Amount 156.00 Reason	Opt Price 6.910000 Shares Exer 1523 Balance 10530.00 Interest 0.00	Company Amt 10523.93 Cheque No 641824 Ind Amount 6.07 Cheque No 641851	
001410956062	MR GP RICHARDS GAVIN PAUL 126 WARBURTON ROAD CANFORD HEATH POOLE BH17 8SG	Emp No NI No NR500586D Left Date 000000 Location FRL	Open Date 010202 Grant Date 121101 Term 3 Sub Amount 70.00 Reason	Opt Price 8.400000 Shares Exer 316 Balance 2660.00 Interest 0.00	Company Amt 2654.40 Cheque No 641824 Ind Amount 5.60 Cheque No 641852	
004423051860	MR EC SARGEANT ELTON CRAIG STONE COTTAGE MOULTON LANE NORTH COWTON NORTHALLERTON DL7 0JR	Emp No NI No WL804073C Left Date 000000 Location FRA	Open Date 010200 Grant Date 290999 Term 5 Sub Amount 238.00 Reason	Opt Price 6.910000 Shares Exer 2324 Balance 16065.00 Interest 0.00	Company Amt 16058.84 Cheque No 641824 Ind Amount 6.16 Cheque No 641874	
001411222762	MR DJ SCULLEY DAVID JOHN 5 ROUGHGROVE COPSE BINFIELD BRACKNELL RG42 4EZ	Emp No NI No YX230661D Left Date 000000 Location FRHIT	Open Date 010202 Grant Date 121101 Term 3 Sub Amount 36.00 Reason	Opt Price 8.400000 Shares Exer 162 Balance 1368.00 Interest 0.00	Company Amt 1360.80 Cheque No 641824 Ind Amount 7.20 Cheque No 641869	
001411876462	MR S SEARLE STEVEN 40 ROCKLEY ROAD POOLE BH15 4EY	Emp No NI No WM719221A Left Date 000000 Location FRL	Open Date 010202 Grant Date 121101 Term 3 Sub Amount 94.00 Reason	Opt Price 8.400000 Shares Exer 425 Balance 3572.00 Interest 0.00	Company Amt 3570.00 Cheque No 641824 Ind Amount 2.00 Cheque No 000000	

Closure Listing for COBHAM PLC | Closure Date 14-FEB-2005 | Page: 00010

Account No	Employee Details				Option Details			
004423063160	MR S SEARLE		Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	6412.48
	STEVEN		NI No WM719221A	Grant Date 290999	Shares Exer	928	Cheque No	641824
	40 ROCKLEY ROAD			Term 5	Balance	6412.50	Ind Amount	0.02
	POOLE			Sub Amount 95.00	Interest	0.00	Cheque No	000000
			Left Date 000000	Reason				
			Location FRL					
		BH15 4EY						
001411631162	MR CG SHERGOLD		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1209.60
	CHARLES GEORGE		NI No YE665496A	Grant Date 121101	Shares Exer	144	Cheque No	641824
	3 REGAL CLOSE			Term 3	Balance	1216.00	Ind Amount	6.40
	PORTSMOUTH			Sub Amount 32.00	Interest	0.00	Cheque No	641855
			Left Date 000000	Reason				
			Location FRHIT					
		PO6 2EE						
001412140462	MR ME SIMPKINS		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	756.00
	MICHAEL EDMUND		NI No YB654926D	Grant Date 121101	Shares Exer	90	Cheque No	641824
	14 EAST STREET			Term 3	Balance	760.00	Ind Amount	4.00
	SOUTH MOLTON			Sub Amount 20.00	Interest	0.00	Cheque No	641872
			Left Date 000000	Reason				
			Location HTE					
		EX36 3BU						
001411134462	MR AK SLATER		Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	7366.80
	ALAN KEITH		NI No YE571433C	Grant Date 121101	Shares Exer	877	Cheque No	641824
	58 REMPSTONE ROAD			Term 3	Balance	7372.00	Ind Amount	5.20
	MERLEY			Sub Amount 194.00	Interest	0.00	Cheque No	641879
	WIMBORNE		Left Date 311004	Reason REDUND				
			Location FRL					
		BH21 1RP						
003527646768	MR J SWEETING		Emp No	Open Date 010298	Opt Price	6.910000	Company Amt	1554.75
	JOHN		NI No YS565701A	Grant Date 101197	Shares Exer	225	Cheque No	641824
	5 SHETLAND VIEW			Term 7	Balance	1560.00	Ind Amount	5.25
	VERWOOD			Sub Amount 20.00	Interest	0.00	Cheque No	641837
			Left Date 000000	Reason				
			Location FRL					
		BH31 6LS						

Closure Listing for COBHAM PLC Closure Date 14-FEB-2005 Page: 00011

Account No	Employee Details			Option Details			
004423166260	MR PF THOMAS	Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	1278.35
	PAUL FREDERICK	NI No NB337372D	Grant Date 290999	Shares Exer	185	Cheque No	641824
	AVALON		Term 5	Balance	1282.50	Ind Amount	4.15
	LANSDELL AVENUE		Sub Amount 19.00	Interest	0.00	Cheque No	641856
	HIGH WYCOMBE	Left Date 000000	Reason				
		Location CEL					
	HP12 4UQ						
001411907862	MR A TILLEY	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1209.60
	ANDREW	NI No WL659105A	Grant Date 121101	Shares Exer	144	Cheque No	641824
	39 QUEEN STREET		Term 3	Balance	1216.00	Ind Amount	6.40
	LOSSIEMOUTH		Sub Amount 32.00	Interest	0.00	Cheque No	641865
		Left Date 000000	Reason				
		Location FRKIN					
	IV31 6PR						
004423213860	MR JJ WALES	Emp No	Open Date 010200	Opt Price	6.910000	Company Amt	2225.02
	JONATHAN JAMES	NI No YW410058A	Grant Date 290999	Shares Exer	322	Cheque No	641824
	12 RAILWAY DRIVE		Term 5	Balance	2227.50	Ind Amount	2.48
	PARKLEA		Sub Amount 33.00	Interest	0.00	Cheque No	641862
	STURMINSTER MARSHALL	Left Date 000000	Reason				
	DORSET	Location FRL					
001410727462	MISS FD WATSON	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	2956.80
	FAYE DENISE	NI No NP890418D	Grant Date 121101	Shares Exer	352	Cheque No	641824
	10 BUNTING ROAD		Term 3	Balance	2964.00	Ind Amount	7.20
	FERNDOWN		Sub Amount 78.00	Interest	0.00	Cheque No	641864
		Left Date 000000	Reason				
		Location FRL					
	BH22 9QZ						
001410494162	MR SL WELLS	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	2394.00
	STUART LEONARD	NI No WK795030A	Grant Date 121101	Shares Exer	285	Cheque No	641824
	48 CUTLERS PLACE		Term 3	Balance	2394.00	Ind Amount	0.00
	WIMBORNE		Sub Amount 63.00	Interest	0.00	Cheque No	000000
		Left Date 000000	Reason				
		Location FRL					
	BH21 2HU						

Account No	Employee Details							
				Option Details				
001410502662	MR D WILLIAMS	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	638.40	
	DERICK	NI No NB987554D	Grant Date 121101	Shares Exer	76	Cheque No	641824	
	89 POPLAR ROAD		Term 3	Balance	646.00	Ind Amount	7.60	
	LOUGHBOROUGH		Sub Amount 17.00	Interest	0.00	Cheque No	641873	
		Left Date 000000	Reason					
		Location CCL						
	LE11 2JS							
001411684262	MR C WITCHER	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	2469.60	
	COLIN	NI No JE704871D	Grant Date 121101	Shares Exer	294	Cheque No	641824	
	FLAT 15		Term 3	Balance	2470.00	Ind Amount	0.40	
	PLANTATION COURT		Sub Amount 65.00	Interest	0.00	Cheque No	641878	
	41 PLANTATION ROAD	Left Date 000000	Reason					
	POOLE	Location FRL						
	DORSET							
	BH17 9LW							
001411690762	MR J WYLIE	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	1512.00	
	JOHNATHAN	NI No NR601280D	Grant Date 121101	Shares Exer	180	Cheque No	641824	
	12 ROYAL GEORGE DRIVE		Term 3	Balance	1520.00	Ind Amount	8.00	
	EAGLESCLIFFE		Sub Amount 40.00	Interest	0.00	Cheque No	641876	
	STOCKTON-ON-TEES	Left Date 000000	Reason					
		Location FRAT						
	TS16 0RU							
001412159562	MRS T YOUNG	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	756.00	
	THERESE MARY	NI No YY804055C	Grant Date 121101	Shares Exer	90	Cheque No	641824	
	MILL CHASE		Term 3	Balance	760.00	Ind Amount	4.00	
	21A KIRBYMILLS		Sub Amount 20.00	Interest	0.00	Cheque No	641857	
	KIRKBYMOORSIDE	Left Date 000000	Reason					
	YORK	Location SAL						
	YO62 6NP							

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	20483
No of Individual Cheques	52
Value of Individual Cheques	287.29
Value of other ind payments	15.14

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 10th February 2005

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	A Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that Mr P W Beer has given notice to the company (individual non-maturity exercise) accompanied by the appropriate subscription price £807.54 in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 86 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Export_Control

										Schedule 1.1	
AccountNumber	**GrantDate**	**Term**	**OptionPri**	**Title**	**Surname**	**Initials**	**NINO**	**ExercisedSl**	**Cost**	**Address1**	**Address2**
005175116764	141103	3	9.39	MR	BEER	PW	NP133177D	86	807.54	23 SANDPIPER CLOSE	POOLE
Total								**86**	**807.54**	DORSET BH17 7YE	

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 9th February 2005

Present:	W G Tucker	- Chairman
	A E Cook	[by telephone]
In attendance:	A Weston	- Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £154,024.30) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 19,679 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

BULK PROOF LIST FOR COBHAM PLC

Closure Date		07-FEB-2005	
No of Shares		19679	154024.30
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	07-FEB-2005 at 10:53	
Pages Printed	:	00005	

07-FEB-2005 SAV0033B - Closure Processing

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411762862	DYTOR, PM MRS	15 THE DRIVE PO16 7NL	352	2956.80	81825
1411695862	AITKEN, I MR	22 EDGARTON ROAD BH17 9AZ	529	4443.60	81825
1411939662	BAKER, SL MRS	34 LONNEN ROAD BH21 7AX	108	907.20	81825
1411442462	BIRKETT, K MR	1 LAWSON CLOSE SO3 7DJ	180	1512.00	81825
1411452162	BROUGHTON, N MR	17 LONGMEADOW DRIVE SG5 3TJ	266	2234.40	81825
4422388060	CROMPTON, NC MR	101 SHERINGHAM ROAD	87	601.17	81825
4422395360	DANNING, JMD MR	HOLLY TREE HOUSE BH24 3HF	1074	7421.34	81825
1410929362	DEAN, DC MR	15 HENBURY CLOSE BH17 8AU	352	2956.80	81825
3526727168	DORRELL, SJ MR	640 BLANDFORD ROAD BH16 5EQ	225	1554.75	81825
1411757162	DUDLEY, IF MR	4 MIZEN WAY PO13 9XQ	108	907.20	81825
1411109362	DUNCAN, SR MRS	102 SPRINGDALE ROAD BH21 3QJ	180	1512.00	81825
1411012762	DURRANT, AL MS	23A THE LARCHES RG42 3RR	76	638.40	81825
1411778462	FISHER, G MR	THE BUNGALOW IP29 4AQ	352	2956.80	81825
1411183262	HAMILTON-BROWN, M MR	9 CERELETON PARK DT11 9PL	131	1100.40	81825
1410638362	HUXTER, S MR	32 SCARF ROAD BH17 8QH	108	907.20	81825
1411070462	KRONBERG, JFF MRS	97 ST. MONICA ROAD SO19 8ES	877	7366.80	81825
1411566862	LINNINGTON, TR MR	61 PRESTON ROAD BH15 3EQ	244	2049.60	81825
4422777060	LONG, PD MR	9 FYFIELD WAY SO22 6PB	1025	7082.75	81825
1410977362	MACKIE, AM MR	FLAT 2, 102 ASHLEY ROAD BH14 9	529	4443.60	81825
1411005462	MASSEY, T MR	50 CARTER DALE LE67 5AJ	108	907.20	81825
1410260462	NANTON, KP MR	19 ACORN CLOSE HP13 6XE	67	562.80	81825
1411852762	NORRIS, PB MR	130A OAKS CROSS SG2 8LU	58	487.20	81825
3527402268	OLLIFFE, JG MR	30 LYNWOOD DRIVE BH21 1UG	225	1554.75	81825
1412034362	PARK, B MISS	51 RUNNYMEDE AVENUE BH11 9SQ	108	907.20	81825
1411045362	PARTRIDGE, SJ MR	6 CEDAR WAY BH22 9UF	180	1512.00	81825
1411857862	PATCHETT, KE MR	LITTLE NORTONS FARM CO9 4PE	76	638.40	81825
3527411168	PEACOCK, MJ MR	207 BOWERDEAN ROAD HP13 6XP	112	773.92	81825
1411269362	PEACOCK, MJ MR	207 BOWERDEAN ROAD HP13 6XP	85	714.00	81825
1411609562	POXON, D MRS	19 NORMANTON DRIVE LE11 1NT	76	638.40	81825
1411234062	RAYMENT, JF MR	35 SUMMERFIELDS SO31 6NN	352	2956.80	81825
1410902162	RUSSELL, AD MR	25 MOORLAND CLOSE SO31 6WD	701	5888.40	81825
4423174360	TITCOMB, RM MR	29 FARCROFT ROAD BH12 3BQ	234	1616.94	81825
1411658362	TITCOMB, RM MR	29 FARCROFT ROAD BH12 3BQ	90	756.00	81825
1411660562	TRIM, RC MR	87 CRANLEIGH ROAD BH6 5JX	402	3376.80	81825
1410935862	TUCKER, SG MR	85 MERLEY WAYS BH21 1QW	144	1209.60	81825

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410736362	WHITTAKER, BJ MRS	137 HAYMOOR ROAD BH15 3NT	40	336.00	81825
4423300260	YOUNG, HM MR	WHITE HORSE DL11 7LQ	459	3171.69	81825
4422122560	ANDREWS, GR MR	161 EAST HOWE LANE BH10 5JB	625	4318.75	81825
3527111268	ANDREWS, GR MR	161 EAST HOWE LANE BH10 5JB	225	1554.75	81825
1410334162	BROWN, BD MR	DRUMCALDIE COTTAGE KY8 5RY	144	1209.60	81825
1411720262	BYRNE, SP MR	121 EXNING ROAD CB8 0EL	180	1512.00	81825
1411084462	CASSEY, CR MR	31 CLIVE ROAD BH23 4NX	180	1512.00	81825
1411262662	CARD, L MISS	106 LUNDS FARM ROAD RG5 4PZ	76	638.40	81825
1411479362	COTTERILL, RT MR	MOLE HOUSE YO61 1QG	95	798.00	81825
1410949862	DRAYTON, DA MR	166 CUTLERS PLACE BH21 2HZ	76	638.40	81825
4422487960	FILER, DGM MR	7 NORTH ROAD EX36 3AZ	185	1278.35	81825
1411335562	FOUNTAIN, MC MR	240 RUNNYMEDE AVENUE BH11 9SP	316	2654.40	81825
4422779760	LOOSEMORE, KJ MR	MOGFORDS COTTAGE EX36 3HR	273	1886.43	81825
1411882962	SHERWOOD, RS MR	TROUTBECK SO32 2HW	58	487.20	81825
1411641962	SMITH, SR MR	1 DRAYTON PLACE SO40 8SP	76	638.40	81825
1411901962	TERRY, NR MR	68 OXFORD ROAD HP19 8RH	108	907.20	81825
1410854862	THACKER, JF MR	45 LAVENDER ROAD RG22 5NN	212	1780.80	81825
4423194860	TWIDDY, AR MR	152 ALMA ROAD BH9 1AJ	185	1278.35	81825
1410722362	WARREN, J MR	130 FERNSIDE ROAD BH15 2ER	285	2394.00	81825
4423229460	WARREN, J MR	130 FERNSIDE ROAD BH15 2ER	791	5465.81	81825
1411429762	ARNOLD, JR MR	6 YELVERTON AVENUE	266	2234.40	81825
1411709162	BOWERS, RJ MS	149 CONWAY DRIVE LE12 9PN	40	336.00	81825
1411962062	COUZENS, J MR	14 BERYTON ROAD PO12 4RU	108	907.20	81825
1410792462	DODD, FM MRS	ROSEDALE PO14 4BY	352	2956.80	81825
1412114562	KIRBY, AB MR	31 HILL PARK ROAD PO12 3EB	108	907.20	81825
1411174362	MOUSKIS, C MR	LITTLE STRETTON BH9 3JN	212	1780.80	81825
4422954460	PICKIN, S MR	TREVETT COTTAGE	1113	7690.83	81825
1410296562	TREVETT, PM MR	74 LYNWOOD DRIVE BH21 1UQ	126	1058.40	81825
1410931562	VINCENT, PJ MR	15 SAFFRON WAY BH11 8TJ	180	1512.00	81825
1412074262	WEBBER, NR MR	76 GRANT ROAD PO6 1DX	180	1512.00	81825
1410983862	NASH, H MRS	38 HARPER ROAD SP2 7HQ	76	638.40	81825
1411943462	BARR, GM MR	34 TOLLGATE ROAD SP1 2HZ	352	2956.80	81825
4422214060	BISHOP, G MR	13 OLD FORGE CLOSE BH16 6JG	459	3171.69	81825
4422380560	COXHILL, P MR	63 WINSTON ROAD BH9 3EL	273	1886.43	81825
1411003862	EVERNDEN, KR MR	15 MIDANBURY LANE SO18 4HQ	352	2956.80	81825

07-FEB-2005 ************ SAV0033B - Closure Processing ******************************* Page 00004 **********

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411519662	HARRIS, TJ MR	1 PATCHINS ROAD BH16 5AS	180	1512.00	81825
1410942062	MILLINGTON, AD MR	5 COMBE RISE HP12 4JE	180	1512.00	81825
1411848962	MUSGROVE, CT MS	FLAT 1 CROWN HOUSE SP11 9LZ	76	638.40	81825
1412040862	PAULL, KD MR	HIDEAWAY EX36 3AN	180	1512.00	81825
1411151462	ROBINSON, G MR	73 KING STREET IV30 5XG	352	2956.80	81825
1411924862	WHITE, DG MR	57A BARRACK ROAD BH23 1PD	104	873.60	81825

Export_Control

										Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPri	Title	Surname	Initials	NINO	ExercisedSl	Cost	Address1	Address2
005175116764	141103	3	9.39	MR	BEER	PW	NP133177D	86	807.54	23 SANDPIPER CLOSE	POOLE
Total								**86**	**807.54**	DORSET BH17 7YE	

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 3rd February 2005

Present:	A E Cook	-	Chairman
	A J Stevens		
In attendance:	A Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £8,517.54) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,020 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Export_Control

												Schedule 1.1	
AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode
001226093861	061100	5	8.36	MR	BETTS	R	WM964436D	182	1521.52	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
001411024062	121101	5	8.4	MR	BETTS	R	WM964436D	176	1478.40	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
004829950463	141102	3	7.69	MR	BETTS	R	WM964436D	86	661.34	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
005175117564	141103	3	9.39	MR	BETTS	R	WM964436D	97	910.83	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
004830033263	141102	3	7.69	MR	FRENCH	WI	YY198268A	198	1522.62	3 OAKFIELDS	EASTLEIGH		SO50 4RP
005175369064	141103	3	9.39	MR	FRENCH	WI	YY198268A	72	676.08	3 OAKFIELDS	EASTLEIGH		SO50 4RP
005174695364	141103	3	9.39	MR	GAGE	GF	YB679133C	122	1145.58	15 PAINSWICK CLOSE	SARISBURY GREEN	SOUTHAMPTON	SO31 7EQ
004422961760	290999	7	6.91	MR	PINCOMBE	NR	WL382904B	87	601.17	30 NORTH STREET	SOUTH MOLTON		EX36 3AW
Totals								1020	8517.54				

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
R Betts	182	811
	176	815
	86	744
	97	914
	198	744
	72	914
	122	914
	87	666
TOTAL:	1020	

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 2nd February 2005

Present:	A E Cook	-	Chairman
	A J Stevens		
In attendance:	A Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £1,523,725.63) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 199,225 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

AccountNumber	GrantDate	Term	Option Price	Title	Surname	Initials	NINO	ExercisedSl	Cost	Address1	Address2	Address3	Postcode
001411619262	121101	3	8.4	MRS	ABLETT	HA	JS696978C	76	638.40	1 SHAMROCK CLOSE	CHICHESTER		PO19 6TS
001411424662	121101	3	8.4	MR	ABLETT	JC	NZ408857A	76	638.40	1 SHAMROCK CLOSE	CHICHESTER		PO19 6TS
004422086560	290999	5	6.91	MR	ACKERMAN	PF	NP373388D	234	1616.94	231 KING JOHN AVENUE	BEARWOOD	BOURNEMOUTH	BH11 9SJ
001410507762	121101	3	8.4	MR	ACKLAND	P	YK647312A	49	411.60	10 LEYBURNE GARDENS	CHINNOR		OX39 4EL
004422100460	290999	5	6.91	MR	ADAMS	CE	YR074597D	928	6412.48	18 FOXCROFT DRIVE	WIMBORNE		BH21 2JZ
001410310462	121101	3	8.4	MR	ADAMS	J	JC764291D	352	2956.80	FLAT 1 STAR HOUSE	53 EAST STREET	BLANDFORD FORUM	DT11 7DX
004422103960	290999	5	6.91	MR	ADAMS	PR	YM362518C	185	1278.35	51 PIGEON CLOSE	BLANDFORD ST MARY	BLANDFORD FORUM	DT11 9LX
001410312062	121101	3	8.4	MR	ALEXANDER	JN	WK941179C	285	2394.00	416 BLANDFORD ROAD	POOLE		BH15 4JJ
003526599668	101197	7	6.91	MR	ALEXANDER	JN	WK941179C	282	1948.62	416 BLANDFORD ROAD	POOLE		BH15 4JJ
004422119560	290999	5	6.91	MR	ALLINGTON	BT.	YH444158B	928	6412.48	15 CHESTNUT AVENUE	SOUTHBOURNE	BOURNEMOUTH	BH6 3SP
001410157862	121101	3	8.4	MR	ALLWOOD	GL	NH016407C	40	336.00	32 CROFT ROAD	MORTIMER	READING	RG7 3TS
004422123360	290999	5	6.91	MR	ANDREWS	I	YW000521D	185	1278.35	122 EAST HOWE LANE	BOURNEMOUTH		BH10 5JG
001410158662	121101	3	8.4	MRS	ANGEL	CA	NH075438D	180	1512.00	10 STOUR WALK	POOLE ROAD	WIMBORNE	BH21 1PZ
001411934562	121101	3	8.4	MR	ANKERS	DJ	ZW303847A	877	7366.80	22 ELDERFIELD ROAD	STOKE POGES	SLOUGH	SL2 4DE
001411428962	121101	3	8.4	MR	ANSELL	JD	JB939965B	108	907.20	5 CAMPBELL CLOSE	BICESTER		OX26 6RY
004422131460	290999	5	6.91	MRS	ASKEW	JA	YR074139C	928	6412.48	HIGH VIEW	SHIPTON LANE	BURTON BRADSTOCK	DT6 4NQ
001410511562	121101	3	8.4	MR	ATKINSON	TE	ZS486855A	76	638.40	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM	DL1 4DB
003527119868	101197	7	6.91	MR	ATKINSON	TE	ZS486855A	225	1554.75	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM	DL1 4DB
004422134960	290999	5	6.91	MR	ATKINSON	TE	ZS486855A	48	331.68	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM	DL1 4DB
001411071262	121101	3	8.4	MR	ATTWOOD	FE	YE111210D	180	1512.00	75 TICKLEFORD DRIVE	WESTON	SOUTHAMPTON	SO19 9QP
004422137360	290999	5	6.91	MR	BAILEY	M	WA262818C	2324	16058.84	21 CARROLL AVENUE	FERNDOWN		BH22 8BW
001411320762	121101	3	8.4	MR	BARFOOT	BR	ZT910404A	352	2956.80	14 SPRUCE DRIVE	THORNHILL	SOUTHAMPTON	SO19 6DU
001411435162	121101	3	8.4	MR	BARNES	LA	JB468572A	701	5888.40	21 BRANEWICK CLOSE	TITCHFIELD PARK	FAREHAM	PO15 5RS
001410909962	121101	3	8.4	MS	BARRELL	BJ	YM150708D	352	2956.80	8 WHICHERS CLOSE	ROWLAND'S CASTLE		PO9 6BD
004422160860	290999	5	6.91	MR	BARTRAM	HJ	YR434995A	185	1278.35	26 INGSGARTH	PICKERING		YO18 8DA
001410859962	121101	3	8.4	MR	BATTEN	DR	NH994994A	144	1209.60	12 CROMARTY CLOSE	FAREHAM		PO14 3QX
001411361462	121101	3	8.4	MR	BAUER	MA	YX231409C	180	1512.00	14 OAKFORD CLOSE	NORTH MOLTON	SOUTH MOLTON	EX36 3HF
004422165960	290999	5	6.91	MR	BEAMENT	JJ	YP366837C	371	2563.61	5 THE VINERIES	WIMBORNE		BH21 2PU
001410327962	121101	3	8.4	MR	BEAVIS	PH	NE323251D	352	2956.80	68 PLYMOUTH DRIVE	FAREHAM		PO14 3SS
001410994362	121101	3	8.4	MR	BEDFORD	D	YE216547C	180	1512.00	254 CHRISTOPHER CRESCENT	POOLE		BH15 3BY
001411946962	121101	3	8.4	MR	BEDFORD	SA	NP605667A	334	2805.60	8 MAUREEN CLOSE	POOLE		BH12 3HG
001411254562	121101	3	8.4	MR	BELL	KL	PX731972A	877	7366.80	10 THE NORTONS	CALDECOTTE	MILTON KEYNES	MK7 8HQ
001411185962	121101	3	8.4	MR	BELLAMY	CS	NJ797144A	180	1512.00	107 WILLIAN ROAD	HITCHIN		SG4 0LT
001410124162	121101	3	8.4	MR	BELLOWS	JD	YW421698C	330	2772.00	1 NEWMANS CLOSE	BLANDFORD FORUM	DORSET	
001411439462	121101	3	8.4	MR	BELTON	PK	YY149258C	877	7366.80	51A LONGWOOD AVENUE	WATERLOOVILLE		PO8 8JA
004422192660	290999	5	6.91	MR	BENNETT	RO	YP209117A	928	6412.48	39 HUGH SQUIER AVENUE	SOUTH MOLTON		EX36 3DR
001411441662	121101	3	8.4	MR	BENNS	CI	ZW848911C	877	7366.80	36 AVEBURY AVENUE	BOURNEMOUTH		BH10 7ED
001411139562	121101	3	8.4	MR	BENWELL	DC	YH378608D	877	7366.80	5 FOREST WAY	WIMBORNE		BH21 7PB
001410521262	121101	3	8.4	MR	BESSANT	A	NH656919C	180	1512.00	10 BUNTING ROAD	FERNDOWN		BH22 9QZ
003527141468	101197	7	6.91	MRS	BETHELL	CA	YA173198C	225	1554.75	33 CUCKLINGTON GARDENS	BOURNEMOUTH		BH9 3QR
004422200060	290999	5	6.91	MRS	BETHELL	CA	YA173198C	185	1278.35	33 CUCKLINGTON GARDENS	BOURNEMOUTH		BH9 3QR
004422201960	290999	5	6.91	MR	BETTS	R	WM964436D	273	1886.43	34 CERELETON PARK	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PL
001411292862	121101	3	8.4	MR	BEVAN	J	YA224849C	479	4023.60	PROVIDENCE COTTAGE	TERRINGTON	YORK	YO60 6PU
001410525562	121101	3	8.4	MR	BLACKBURN	JM	WP236620D	40	336.00	118 ALBION WAY	VERWOOD		BH31 7LR
001411948562	121101	3	8.4	MR	BOSWORTH	PV	YW792783C	352	2956.80	50B STATION HILL	SWANNINGTON	COALVILLE	LE67 8RH
001411358462	121101	3	8.4	MR	BOWDEN	SR	NE470833A	108	907.20	675 BLANDFORD ROAD	POOLE		BH16 5ET
001410880762	121101	3	8.4	MRS	BOWEN	SM	YW248907B	40	336.00	2 PATHFIELD CLOSE	WEST BUCKLAND	BARNSTAPLE	EX32 0SY
001410780062	121101	3	8.4	MRS	BOWES	E	JC851308A	144	1209.60	33 MILBURN WAY	HOWDEN LE WEAR	CROOK	DL15 8FB
001411445962	121101	3	8.4	MR	BOWLEY	MJ	WL250463C	40	336.00	116 PATERSON PLACE	SHEPSHED	LEICESTER	LE12 9RY
001411242162	121101	3	8.4	MR	BRACE	AW	YM308626B	108	907.20	11 CADDYWELL LANE	TORRINGTON		EX38 7EE
001411950762	121101	3	8.4	MR	BRACE	WW	JA453522C	144	1209.60	82 J H TAYLOR DRIVE	NORTHAM	BIDEFORD	EX39 1TU
001410890462	121101	3	8.4	MISS	BRADDON	LE	JM224848A	40	336.00	NORTH YARDE	BISHOPS NYMPTON	SOUTH MOLTON	EX36 4PP
001411255362	121101	3	8.4	MR	BRADING	DJ	YW031044A	877	7366.80	230 MOUNT LANE	BRACKNELL		RG12 9EB
001410522062	121101	3	8.4	MR	BRAYLEY	M	YS175530C	76	638.40	84 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4ET
004422250760	290999	5	6.91	MR	BRAYLEY	M	YS175530C	87	601.17	84 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4ET

Export_Control

001411710562	121101	3	8.4	MR	BREWER	CWG	JH548152A	352	2956.80	2 ST. JAMES WAY	TIVERTON		EX16 6XH
004422251560	290999	5	6.91	MR	BRIARD	P	YP132189A	459	3171.69	48 QUEENS ROAD	EXETER		EX2 9EP
001411449162	121101	3	8.4	MR	BRIARS	JAP	YP216990B	108	907.20	103 MINEHEAD WAY	STEVENAGE		SG1 2JH
001411711362	121101	3	8.4	MR	BRIERLEY	MP	YW421190D	239	2007.60	30 LYNEHAM GARDENS	MAIDENHEAD		SL6 6SJ
001411136062	121101	3	8.4	MR	BRIGGS	P	YP241736B	90	756.00	20 MILTON GROVE	LOCKSHEATH	SOUTHAMPTON	SO31 6RQ
001411450562	121101	3	8.4	MR	BROCKETT	MT	YE651980B	108	907.20	15 BRANDERS LANE	BOURNEMOUTH		BH6 4LL
004422257460	290999	5	6.91	MR	BROOKES	DJ	YR809502C	273	1886.43	LYONS	66 CAMPION HALL DRIVE	DIDCOT	OX11 9RN
001410784362	121101	3	8.4	MR	BROOKS	CS	YZ199637B	289	2427.60	BRAMLEYS	OXFORD ROAD	ENSTONE	OX7 4LG
001411714862	121101	3	8.4	MR	BROOME	S	NY303570A	90	756.00	61 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4EL
001410980362	121101	3	8.4	MR	BROWN	AE	YM216655B	352	2956.80	3 CURLEW CLOSE	LORDSWOOD	SOUTHAMPTON	SO16 8EY
004422263960	290999	5	6.91	MR	BROWN	AL	NL003946B	87	601.17	21 CHESTNUT AVENUE	CHRISTCHURCH		BH23 2PW
004422266360	290999	5	6.91	MR	BROWN	AR	WE551423A	507	3503.37	37 GLADSTONE ROAD	PARKSTONE	POOLE	BH12 2LY
001411455662	121101	3	8.4	MR	BROWN	DE	JJ616581B	615	5166.00	90 ROSSMORE ROAD	POOLE		BH12 3HL
001411457262	121101	3	8.4	MR	BROWN	PS	YX941590A	76	638.40	43 SELSEY AVENUE	GOSPORT		PO12 4DJ
001411389462	121101	3	8.4	MR	BROWN	SJ	NP410140D	76	638.40	102 UPPLEBY ROAD	PARKSTONE	POOLE	BH12 3DF
003527164368	101197	7	6.91	MR	BRUCE	TJ	YW479933A	338	2335.58	10 NICHOLAS GARDENS	ENSBURY PARK	BOURNEMOUTH	BH10 4BA
001410332562	121101	3	8.4	MR	BRYANT	AG	NA416166B	239	2007.60	17 REDSHANK CLOSE	CREEKMOOR	POOLE	BH17 7YD
001411218962	121101	3	8.4	MR	BUCKINGHAM	R	YZ168401A	352	2956.80	36 NORTH STREET	SOUTH MOLTON		EX36 3AW
001411952362	121101	3	8.4	MR	BUDD	MP	YZ125386D	180	1512.00	2 COOMBE FARM AVENUE	FAREHAM		PO16 0TR
001411953162	121101	3	8.4	MR	BURBIDGE	AF	WL835545C	180	1512.00	FLAT 6, QUEENS COURT	WHARFDALE ROAD	BOURNEMOUTH	BH4 9BS
001411353362	121101	3	8.4	MISS	BURDEN	N	JN920975D	58	487.20	9 PONY DRIVE	UPTON	POOLE	BH16 5SR
003527169468	101197	7	6.91	MR	BURDEN	NR	YA055138D	225	1554.75	218 SOPWITH CRESCENT	MERLEY	WIMBORNE	BH21 1UA
001410992762	121101	3	8.4	MRS	BURGESS-ALLEN	CA	WL564529A	108	907.20	32 CHASESIDE AVENUE	TWYFORD	READING	RG10 9BT
001411461062	121101	3	8.4	MR	BURROWS	AN	NW720485D	144	1209.60	62 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4EL
003527170868	101197	7	6.91	MR	BURT	RP	YL031316C	225	1554.75	2 GERALD ROAD	BOURNEMOUTH		BH3 7JY
001410340662	121101	3	8.4	MR	BURTON	P	YL310315D	76	638.40	148B HART PLAIN AVENUE	WATERLOOVILLE		PO8 8QP
001410342262	121101	3	8.4	MR	BUTLER	SC	WL328391A	144	1209.60	23 MANSFIELD ROAD	POOLE		BH14 0DD
001410534462	121101	3	8.4	MR	BUTLIN	MJ	YY759495C	76	638.40	8 SHEPHERDS CLOSE	SHEPSHED	LOUGHBOROUGH	LE12 9SQ
003527173268	101197	7	6.91	MR	BYWATER	DJ	YA812620B	564	3897.24	83 LEIGH LANE	WIMBORNE		BH21 2PP
001410166762	121101	3	8.4	MR	CABALLERO	J	YW936586A	352	2956.80	260 MALMESBURY PARK ROAD	BOURNEMOUTH		BH8 8PR
001410126862	121101	3	8.4	MR	CAISLEY	KJ	YP184493A	90	756.00	128 BURLEY ROAD	BRANSGORE	CHRISTCHURCH	BH23 8JA
001410167562	121101	3	8.4	MR	CALLAGHAN	D	NZ833396C	108	907.20	3 KILN CLOSE	CORFE MULLEN	WIMBORNE	BH21 3UR
004422303160	290999	5	6.91	MR	CALLAGHAN	D	NZ833396C	371	2563.61	3 KILN CLOSE	CORFE MULLEN	WIMBORNE	BH21 3UR
001410967662	121101	3	8.4	MR	CALVER	PD	WM764833D	108	907.20	ORCHARD COTTAGE	ANSTY	DORCHESTER	DT2 7PN
003527175968	101197	7	6.91	MR	CAMERON	DC	ZY327101A	225	1554.75	16 ILFORD ROAD	STOCKTON-ON-TEES		TS19 8EA
001411107762	121101	3	8.4	MR	CAMERON	EJ	YZ764363A	180	1512.00	110 JARDEN	JACKMANS	LETCHWORTH	SG6 2NZ
001411019462	121101	3	8.4	MRS	CAMFIELD	SJ	YY181228A	352	2956.80	27 ANGLERS WAY	LOWER SWANWICK	SOUTHAMPTON	SO31 7JH
001411191362	121101	3	8.4	MR	CAMPBELL-DYKES	RJ	ZY223856D	108	907.20	44 BECKHAMPTON ROAD	POOLE		BH15 4PQ
004422309060	290999	5	6.91	MR	CANFIELD	RG	YZ936133B	293	2024.63	115 WESTGATE	PICKERING		YO18 8BB
001411142562	121101	3	8.4	MR	CARGILL	ST	WL716103A	701	5888.40	31 OAKTREE DRIVE	EMSWORTH		PO10 7UJ
001412095562	121101	3	8.4	MRS	CARR	AJ	JC716452A	144	1209.60	64 HIGH STELL	MIDDLETON ST. GEORGE	DARLINGTON	DL2 1UW
004422312060	290999	5	6.91	MR	CASE	P	YS321166D	185	1278.35	4 LACY DRIVE	WIMBORNE		BH21 1AZ
004422314760	290999	5	6.91	MR	CATON	AJT	ZW648852A	185	1278.35	57 HILLSIDE ROAD	MARLOW		SL7 3LA
001410168362	121101	3	8.4	MR	CATTANO	A	NM004046D	108	907.20	10 FRESHWATER DRIVE	POOLE		BH15 4JE
001411956662	121101	3	8.4	MR	CATTELL	EJ	JP049669B	180	1512.00	70 BASSETT GREEN ROAD	SOUTHAMPTON		SO16 3DZ
001410347362	121101	3	8.4	MR	CATTERALL	DJ	ZT762570A	352	2956.80	27 ASHLEY WOOD PARK	TARRANT KEYNESTON	BLANDFORD FORUM	DT11 9JJ
004422316360	290999	5	6.91	MR	CATTERALL	DJ	ZT762570A	273	1886.43	27 ASHLEY WOOD PARK	TARRANT KEYNESTON	BLANDFORD FORUM	DT11 9JJ
001411413062	121101	3	8.4	MR	CAWLEY	KM	NH882726B	40	336.00	16 CROFTON CLOSE	CHRISTCHURCH		BH23 2JN
001411471662	121101	3	8.4	MR	CHAMBERS	PM	WM447221A	76	638.40	FLAT 3, CLARENDON COURT	16 CLARENDON ROAD	BOURNEMOUTH	BH4 8AL
001410348162	121101	3	8.4	MR	CHAMPION	TD	YW330858A	352	2956.80	SUNNYMEAD SHEEPCROFT LANE	WHITEMOOR	WIMBORNE	BH21 7DA
004422330960	290999	5	6.91	MRS	CHILCOTT	S	YP207101A	273	1886.43	8 SPIRE LAKE	BISHOPS NYMPTON	SOUTH MOLTON	EX36 4NY
001411958262	121101	3	8.4	MISS	CHILDS	S	JA726317B	108	907.20	ORCHARDS VIEW	FURZE CHITTLEHAMPTON	UMBERLEIGH	EX37 9RL
001411060762	121101	3	8.4	MR	CHISNALL	PM	JR768225B	547	4594.80	27 PAUNTLEY ROAD	MADEFORD	CHRISCHURCH	BH23 3JH
003527591668	101197	7	6.91	MR	CHIVERS	RA	ZM190748B	1128	7794.48	3 HURN LANE	RINGWOOD		BH24 2AQ
004422336860	290999	5	6.91	MRS	CHRISTOPHER	JM	YX290845B	87	601.17	30 DAYS COURT	WIMBORNE		BH21 2BA
001411059362	121101	3	8.4	MR	CHURCHER	DMW	YK410867A	76	638.40	47 COLLINGWORTH RISE	PARK GATE	SOUTHAMPTON	SO31 1DD

Export_Control

001411473462	121101	3		8.4	MR	CHURCHWARD	I	NR267781B	76	638.40	21 RECTORY ROAD	POOLE		BH15 3BH
004422339260	290999	5		6.91	MR	CLARK	AD	WE304890C	87	601.17	65 SEVERN ROAD	FERNDOWN		BH22 8XB
001411027562	121101	3		8.4	MISS	CLARKE	JM	JB301825B	40	336.00	20 NORTH STREET	SOUTH MOLTON		EX36 3AW
001412087462	121101	3		8.4	MR	CLARKE	PGR	ZT589342B	144	1209.60	50 WATER PARK ROAD	BIDEFORD		EX39 3RN
004422345760	290999	5		6.91	MR	CLARKE	SM	WK979238A	87	601.17	10 WESTBORN ROAD	FAREHAM		PO16 7DH
003526672068	101197	7		6.91	MR	CLAYTON	PC	YB327418C	282	1948.62	2 CHAPEL LANE	ZEALS	WARMINSTER	BA12 6NP
004422347360	290999	5		6.91	MR	CLAYTON	PC	YB327418C	87	601.17	2 CHAPEL LANE	ZEALS	WARMINSTER	BA12 6NP
001411164662	121101	3		8.4	MRS	CLEMENTS	S	WK703925C	108	907.20	THE STRUAN	KIRKBYMOORSIDE	YORK	YO62 6LX
001410541762	121101	3		8.4	MR	CLIFTON	SG	NE579057A	425	3570.00	34 EASTWORTH ROAD	VERWOOD		BH31 7PJ
001410546862	121101	3		8.4	MS	CLOSE	J	YM022614C	248	2083.20	51 TURNER ROAD	SAWLEY	LONG EATON	NG10 3GP
004422353860	290999	5		6.91	MR	COATES	EH	YL031237A	1064	7352.24	23 BROOKSIDE ROAD	BRANSGORE	CHRISTCHURCH	BH23 8AW
004422355460	290999	5		6.91	MRS	COBB	DJ	YT019652D	322	2225.02	86 HINTON WOOD AVENUE	CHRISTCHURCH		BH23 5AJ
001411196462	121101	3		8.4	MR	COLES	SA	NM479087A	529	4443.60	21 EXMOOR VIEW	SOUTH MOLTON		EX36 3BD
001411474262	121101	3		8.4	MR	COLLINGS	KJD	YA155823B	212	1780.80	25 HAMBLEDON ROAD	CLANFIELD	PORTSMOUTH	PO8 0QU
001410550662	121101	3		8.4	MR	CONNETT	DM	NP771226B	76	638.40	FLAT 2 COACH HOUSE MEWS	21 NEW BOROUGH ROAD	WIMBORNE	BH21 1RB
001411093362	121101	3		8.4	MR	CONNORS	DA	YY682978A	352	2956.80	3 HARVESTER DRIVE	FAREHAM		PO15 5NR
004422365160	290999	5		6.91	MR	COOK	LA	WL728076C	459	3171.69	101 REMPSTONE ROAD	MERLEY	WIMBORNE	BH21 1TR
001410549262	121101	3		8.4	MR	COOKE	DJ	WM938899B	90	756.00	71 CARTWRIGHT STREET	LOUGHBOROUGH		LE11 1JW
001411146862	121101	3		8.4	MR	COPE	RW	YR215871D	126	1058.40	115 LEESON DRIVE	FERNDOWN		BH22 9RD
003527208968	101197	7		6.91	MR	CORBETT	MA	NE440736D	225	1554.75	85 PAXTON ROAD	FAREHAM		PO14 1AD
004422370860	290999	5		6.91	MR	CORBETT	MA	NE440736D	654	4519.14	85 PAXTON ROAD	FAREHAM		PO14 1AD
001411092562	121101	3		8.4	MR	CORNISH	DJ	WM756488A	162	1360.80	42 BLIND LANE	WIMBORNE		BH21 1ND
003527209768	101197	7		6.91	MR	COX	DG	YS364226A	225	1554.75	127 HILLSIDE ROAD	CORFE MULLEN	WIMBORNE	BH21 3SD
004422378360	290999	5		6.91	MR	COX	DG	YS364226A	234	1616.94	127 HILLSIDE ROAD	CORFE MULLEN	WIMBORNE	BH21 3SD
001411482362	121101	3		8.4	MR	COY	M	WL159670C	180	1512.00	167 SKIPPER WAY	LEE ON SOLENT	GOSPORT	PO13 8HS
001410356262	121101	3		8.4	MISS	CRABB	TL	NR648516A	180	1512.00	58 HARDY CRESCENT	WIMBORNE		BH21 2EL
001410357062	121101	3		8.4	MR	CRAGO	TA	YK622147A	126	1058.40	THE CEDARS	49 WINDSOR RD	DURRINGTON	SP4 8HG
004422385660	290999	5		6.91	MR	CRAZE	M	WL382896D	459	3171.69	AMIDALA	UMBERLEIGH	DEVON	EX37 9PX
001410933162	121101	3		8.4	MR	CROSS	BA	YL031430B	212	1780.80	27 STATION ROAD	WIMBORNE		BH21 1RQ
001411964762	121101	3		8.4	MRS	CROWDY	JA	YA051478C	180	1512.00	4 GREEN LANE	STOKENCHURCH	HIGH WYCOMBE	HP14 3TU
001410554962	121101	3		8.4	MRS	CUMMING	RJ	YL004952D	76	638.40	4 BEACONSFIELD ROAD	CHRISTCHURCH		BH23 1QT
001411246462	121101	3		8.4	MISS	CURRELL	P	NP340916B	58	487.20	33 HORSHAM AVENUE	BOURNEMOUTH		BH10 7JB
001411195662	121101	3		8.4	MR	CUTLER	DA	YT104493D	352	2956.80	6 RIVERSIDE ROAD	BLANDFORD FORUM		DT11 7ES
001411486662	121101	3		8.4	MR	DARLING	SM	WA323600D	352	2956.80	15 ST. JOHNS ROAD	POOLE		BH15 2NB
001411743162	121101	3		8.4	MR	DARTNALL	JE	YB586927A	180	1512.00	AIDANDURNIE	CHAPEL LANE	LOSSIEMOUTH	IV31 6DT
004422403860	290999	5		6.91	MR	DAVIES	M	YY151329D	459	3171.69	202 RIVER WAY	CHRISTCHURCH		BH23 2QX
004422406260	290999	5		6.91	MR	DAVIS	KS	WE059520B	87	601.17	33 RUSHCOMBE WAY	CORFE MULLEN	WIMBORNE	BH21 3QR
001411488262	121101	3		8.4	MR	DE BRUIN	ER	JC869045B	180	1512.00	14 JUBILEE COURT	FAREHAM		PO14 1DD
004422407060	290999	5		6.91	MR	DE-COSTA	AJ	YX137886C	185	1278.35	37 WINTERBOURNE ROAD	POOLE		BH15 2ES
003526712368	101197	7		6.91	MR	DEACON-ELLIOTT	AS	YS067988C	1693	11698.63	21 WATERSHIP DRIVE	RINGWOOD		BH24 1QY
004422411960	290999	5		6.91	MR	DEAN	JRP	WE056073B	273	1886.43	LYNN COTTAGE	BISHOPS CAUNDLE	SHERBORNE	DT9 5ND
004422414360	290999	5		6.91	MR	DEANS	WA	YS002119C	459	3171.69	9 CASTLE LANE WEST	BOURNEMOUTH		BH9 3LJ
004422417860	290999	5		6.91	MR	DEARY	AKP	NW107545A	459	3171.69	27 VICTORIA CLOSE	CORFE MULLEN	WIMBORNE	BH21 3TX
001411490462	121101	3		8.4	MR	DICKESON	EP	ZX508884D	76	638.40	15 KESTREL CLOSE	FERNDOWN		BH22 9TW
001411492062	121101	3		8.4	MR	DICKINSON	PA	WK011921B	122	1024.80	23 DAVENPORT CLOSE	GOSPORT		PO13 8ES
001411750462	121101	3		8.4	MR	DIX	MV	YS321497B	180	1512.00	6 POLICEMANS LANE	LYTCHETT MINSTER	DORSET	BH16 5NE
001411753962	121101	3		8.4	MR	DODD	PP	ZY676948A	76	638.40	22 SEATOWN CLOSE	CANFORD HEATH	POOLE	BH17 8BJ
004422425960	290999	5		6.91	MRS	DOMINEY	JE	YB220357C	928	6412.48	8 HALSTOCK CRESCENT	CANFORD HEATH	POOLE	BH17 9BA
004422426760	290999	5		6.91	MR	DONOVAN	DE	WM929273B	136	939.76	15 COBHAM WAY	WIMBORNE		BH21 1SJ
001411344462	121101	3		8.4	MR	DONOVAN	LJ	YH332801B	76	638.40	9 EBOR ROAD	PARKSTONE	POOLE	BH12 2JS
004422427560	290999	5		6.91	MR	DONOVAN	LJ	YH332801B	459	3171.69	9 EBOR ROAD	PARKSTONE	POOLE	BH12 2JS
004422432160	290999	5		6.91	MR	DOWDEN	PJ	WE678689D	605	4180.55	18 NUTHATCH CLOSE	FERNDOWN		BH22 9QJ
001410558162	121101	3		8.4	MR	DOWLING	WE	ZY050108C	144	1209.60	43 ASHTON CLOSE	BISHOPS WALTHAM	SOUTHAMPTON	SO32 1FP
001411342862	121101	3		8.4	MR	DOWN	AS	JK761675D	538	4519.20	10 EVANS CLOSE	BOURNEMOUTH		BH11 8RE
001411036462	121101	3		8.4	MR	DRAKE	TF	YR740977C	76	638.40	2 OAKFORD CLOSE	NORTH MOLTON	SOUTH MOLTON	EX36 3HF
004422439960	290999	5		6.91	MR	DREW	PS	NH049819D	185	1278.35	BRAMBLE CORNER	13 THE GAVEL	SOUTH MOLTON	EX36 4BP

Export_Control

001411143362	121101	3	8.4	MR	DUELL	PA	JA537883D	76	638.40	273 WHITE HART LANE	FAREHAM		PO16 9AN
001411760162	121101	3	8.4	MR	DUFALL	MD	WM929211D	180	1512.00	78 PARKWAY DRIVE	BOURNEMOUTH		BH8 9JR
001411217062	121101	3	8.4	MR	DUNFORD	NJ	NZ886524A	212	1780.80	27 LIVAROT WALK	SOUTH MOLTON		EX36 4EF
004422443760	290999	5	6.91	MR	DUNN	MM	WK898171C	459	3171.69	52 HIGHFIELD ROAD	BOURNEMOUTH		BH9 2SG
001410363562	121101	3	8.4	MR	DURRAN	PH	WM728280A	199	1671.60	71 SORREL GARDENS	BROADSTONE		BH18 9WA
004422445360	290999	5	6.91	MR	DURY	P	NZ653983D	185	1278.35	2 RICHMOND ROAD	WIMBORNE		BH21 2BE
001410561162	121101	3	8.4	MRS	DWYER	J	NB920785B	144	1209.60	30 BROOKSIDE	REARSBY	LEICESTER	LE7 4YB
001410183762	121101	3	8.4	MR	DYER	R	NS630324D	285	2394.00	3 KILN WAY	VERWOOD		BH31 6GE
004422452660	290999	5	6.91	MR	EADIE	DJ	BT060062A	693	4788.63	20 REMPSTONE ROAD	MERLEY	WIMBORNE	BH21 1RP
001411281262	121101	3	8.4	MR	EAGLES	JH	WM281609B	352	2956.80	10 PLOUGH CORNER	SYDENHAM	CHINNOR	OX39 4LF
001410565462	121101	3	8.4	MR	EDGELL	DR	ZW143299D	352	2956.80	1 THE BIRCHES	SOUTHAMPTON		SO18 5SR
001410185362	121101	3	8.4	MR	EDMONDS	MP	NH452079A	108	907.20	9 HITHERCROFT ROAD	HIGH WYCOMBE		HP13 5LT
001410990062	121101	3	8.4	MR	EDMONDS	S	ZY790637A	108	907.20	WOODLARKS	HUNDRED ACRES ROAD	WICKHAM	PO17 6HY
001411133662	121101	3	8.4	MR	EDWARDS	NJ	NP060259A	76	638.40	5 CHESTER TERRACE	BARNSTAPLE		EX32 9HL
003527254268	101197	7	6.91	MR	EDWARDS	NJ	NP060259A	225	1554.75	5 CHESTER TERRACE	BARNSTAPLE		EX32 9HL
001410771162	121101	3	8.4	MR	ELDRIDGE	RD	WK000094C	108	907.20	29 BRAEMAR ROAD	GOSPORT		PO13 0XY
001410128462	121101	3	8.4	MR	ELLEMENT	RD	WM480998B	76	638.40	24 SOUTH KINSON DRIVE	BOURNEMOUTH		BH11 8AA
001411965562	121101	3	8.4	MR	ELLIOTT	A	YS498054B	285	2394.00	26 STATION ROAD	DARLINGTON		DL3 6SU
001411496362	121101	3	8.4	MR	ELLIS	GJ	WA226689B	877	7366.80	18 SISSINGHURST ROAD	FAREHAM		PO16 9YB
004422463160	290999	5	6.91	MR	ELLIS	K	NA759045A	634	4380.94	161 PAXTON ROAD	FAREHAM		PO14 1AF
001411094162	121101	3	8.4	MR	EMERY	AC	ZW376630D	212	1780.80	8 THE NOOK	HOLBROOK	GOSPORT	PO13 0ZT
001410569762	121101	3	8.4	MR	ERRINGTON	AS	YE332921C	701	5888.40	12 HEATHERLEY COURT	OUTRAM ROAD	SOUTH SEA	PO51 1QX
001411966362	121101	3	8.4	MR	ESPLIN-JONES	CJ	YA323318C	352	2956.80	THE COTTAGE	HURSLEY	WINCHESTER	SO21 2JW
001411168962	121101	3	8.4	MR	EVANS	JW	ZY050446B	76	638.40	9 PEMBURY ROAD	FAREHAM		PO14 2EJ
004422474760	290999	5	6.91	MR	FARLEY	G	NP495065D	1113	7690.83	9 WESTCOTS DRIVE	WINKLEIGH		EX19 8JW
004422475560	290999	5	6.91	MR	FARNIE	IG	WK985795A	371	2563.61	8 HERON DRIVE	WIMBORNE		BH21 2NQ
001410573562	121101	3	8.4	MR	FARR	B	ZY724193B	212	1780.80	21 MENDIP CLOSE	SLOUGH		SL3 8UB
001411057762	121101	3	8.4	MR	FEATHERSTONHAU	RF	YB092485C	108	907.20	30 SOMERVELL DRIVE	FAREHAM		PO16 7QL
001410191862	121101	3	8.4	MR	FENN	RK	WA244580A	144	1209.60	38 GRAYS LANE	DOWNLEY	HIGH WYCOMBE	HP13 5UG
001410575162	121101	3	8.4	MR	FISHER	P	NZ501403C	266	2234.40	22 BRECON CRESCENT	INGLEBY BARWICK	STOCKTON-ON-TEES	TS17 5DA
001411779262	121101	3	8.4	MR	FISHER	PS	YZ357337C	144	1209.60	52 SEA VIEW ROAD	HAYLING ISLAND		PO11 9PE
001410781962	121101	3	8.4	MR	FISKE	AM	NS924623A	144	1209.60	14 PADDOCK GROVE	VERWOOD		BH31 6HN
001411783062	121101	3	8.4	MR	FITZPATRICK	LJ	YW000814B	67	562.80	18 UBSDELL CLOSE	NEW MILTON		BH25 5NW
001411784962	121101	3	8.4	MR	FLACK	WL	YZ088626B	180	1512.00	39 KNIGHTS ROAD	BEARWOOD	BOURNEMOUTH	BH11 9SY
001410130662	121101	3	8.4	MR	FORD	AG	NB762335D	76	638.40	32 UPTON ROAD	POOLE		BH17 7AH
004422499260	290999	5	6.91	MR	FORD	MR	NP905473B	322	2225.02	17 MANOR PARK	BARNSTAPLE	DEVON	EX31 2DQ
003526767068	101197	7	6.91	MR	FORWARD	R	YS364233B	564	3897.24	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	BH21 4AE
001411786562	121101	3	8.4	MRS	FOSSEY	LE	YR082980B	352	2956.80	HIGHLANDS	TURKEY ISLAND	SHEDFIELD	SO32 2JE
001410369462	121101	3	8.4	MR	FOSTER	DM	YS393471A	108	907.20	1 COPYTHORNE CLOSE	BOURNEMOUTH		BH8 0NS
001410577862	121101	3	8.4	MR	FOSTER	JA	WM232062D	877	7366.80	22 MERLIN CLOSE	BISHOPS WALTHAM	SOUTHAMPTON	SO32 1LZ
004422506960	290999	5	6.91	MR	FOSTER	KW	YH378503A	742	5127.22	29 REDHILL DRIVE	REDHILL	BOURNEMOUTH	BH10 6AG
001410131462	121101	3	8.4	MR	FOSTER	MR	NE625903C	126	1058.40	1 MILBURN CLOSE	BOURNEMOUTH		BH4 9JG
001411006262	121101	3	8.4	MR	FOX	K	YZ176379A	108	907.20	7 ST. JOHNS ROAD	LOCKS HEATH	SOUTHAMPTON	SO31 6NE
001410860262	121101	3	8.4	MR	FOXWELL	PR	JA094706A	90	756.00	23 HAYNES AVENUE	POOLE		BH15 2ED
001411083662	121101	3	8.4	MR	FRAMPTON	BG	YT010473C	180	1512.00	78 HARDY CRESCENT	WIMBORNE		BH21 2AS
004422511560	290999	5	6.91	MR	FRANCIS	PJ	WA361463A	234	1616.94	159 REDHILL DRIVE	BOURNEMOUTH		BH10 6AH
001411058562	121101	3	8.4	MR	FREAKE	PR	YS295434C	180	1512.00	43 LYNTON GROVE	PORTSMOUTH		PO3 6NE
003526770068	101197	7	6.91	MR	FROST	IE	YH684987B	1128	7794.48	17 FORFAR CLOSE	DARLINGTON		DL1 3PR
001411794662	121101	3	8.4	MR	GAGE	GF	YB679133C	180	1512.00	15 PAINSWICK CLOSE	SARISBURY GREEN	SOUTHAMPTON	SO31 7EQ
001411253762	121101	3	8.4	MR	GALE	MG	NY698579C	180	1512.00	6 CAREY APPROACH	WAREHAM		BH20 4BD
003527274768	101197	7	6.91	MR	GALE	MG	NY698579C	564	3897.24	6 CAREY APPROACH	WAREHAM		BH20 4BD
004422518260	290999	5	6.91	MR	GALE	SJ	NH843678D	459	3171.69	11 MANNINGFORD ROAD	BLANDFORD FORUM		DT11 7TZ
001410932362	121101	3	8.4	MR	GALLOWAY	DB	NY305941A	180	1512.00	22 BARN CLOSE	UPTON	POOLE	BH16 5RX
001411509962	121101	3	8.4	MR	GAMBLE	CS	JN068842C	76	638.40	15 SHAW DRIVE	KIRKBYMOORSIDE	YORK	YO62 6PS
001411010062	121101	3	8.4	MR	GANNON	CA	WL530791A	285	2394.00	16 BALMORAL CLOSE	LORDSWOOD	SOUTHAMPTON	SO16 8ER
001411065862	121101	3	8.4	MRS	GARROD	CR	YB505972A	180	1512.00	24 CHERRYGARTH ROAD	CATISFIELD	FAREHAM	PO15 5NA

003527276368	101197	7	6.91	MR	GARROD	PV	YB600290C	2257	15595.87	24 CHERRYGARTH ROAD	CATISFIELD	FAREHAM	PO15 5NA
001410579462	121101	3	8.4	MR	GARTELL	RA	YS456414D	149	1251.60	28 ARGYLL ROAD	PARKSTONE	POOLE	BH12 2DR
001410580862	121101	3	8.4	MR	GELDART	S	NR861369C	180	1512.00	10 GREEN CLOSE	CHARLTON MARSHALL	BLANDFORD FORUM	DT11 9PF
001410799162	121101	3	8.4	MR	GIBLIN	DJ	WK459719B	90	756.00	4 STANSTED GROVE	MIDDLETON ST GEORGE	DARLINGTON	DL2 1UU
001410374062	121101	3	8.4	MR	GILBERT	W	YK886311B	384	3225.60	73A CRESSEX ROAD	HIGH WYCOMBE		HP12 4PS
004422539560	290999	5	6.91	MR	GILL	RJ	NB058301A	87	601.17	44 WOLLATON ROAD	FERNDOWN		BH22 8QY
001411097662	121101	3	8.4	MR	GILMOUR	J	YH251431A	180	1512.00	28 OAK TREE AVENUE	SCOTTON	CATTERICK GARRISON	DL9 3RE
003526784068	101197	7	6.91	MR	GILMOUR	J	YH251431A	1128	7794.48	28 OAK TREE AVENUE	SCOTTON	CATTERICK GARRISON	DL9 3RE
001411514562	121101	3	8.4	MR	GLOVER	SJ	NS391802C	85	714.00	6 GLOSTER ROAD	BARNSTAPLE		EX32 9JS
001411008962	121101	3	8.4	MR	GLOVER	WG	YZ057795C	271	2276.40	14 TOWER PARK	SOUTH MOLTON		EX36 4EP
004422547660	290999	5	6.91	MR	GODWIN	A	YZ693333B	928	6412.48	25 EARLSWOOD DRIVE	ALDERHOLT	FORDINGBRIDGE	SP6 3EN
001410753362	121101	3	8.4	MR	GOLA	OS	WL372214C	180	1512.00	19 FOREST VIEW DRIVE	WIMBORNE		BH21 7NU
001411225162	121101	3	8.4	MR	GOODEY	RT	WP255856A	108	907.20	18 OAKDENE	GOSPORT		PO13 0DB
001410981162	121101	3	8.4	MR	GOODING	C	ZW176527C	76	638.40	27 PLANTATION ROAD	POOLE		BH17 9LN
001410378362	121101	3	8.4	MRS	GOODSHIP	M	NE221760D	90	756.00	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET
001410375962	121101	3	8.4	MR	GOODSHIP	S	WB005672C	180	1512.00	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET
001411799762	121101	3	8.4	MR	GOODWIN	DW	YR742538B	266	2234.40	TANGLEWOOD	6 NORTHFIELD ROAD	RINGWOOD	BH24 1LU
004422556560	290999	5	6.91	MR	GOULD	CP	YZ510592C	693	4788.63	38 LONNEN ROAD	COLEHILL	WIMBORNE	DORSET
001411802062	121101	3	8.4	MR	GRAY	W	YR671285D	76	638.40	9 COUNTESS CLOSE	MERLEY	WIMBORNE	BH21 1UJ
001410804162	121101	3	8.4	MR	GREEN	JL	YP175571D	76	638.40	9 PAGET CLOSE	MARLOW		SL7 1TP
001411975262	121101	3	8.4	MR	GREGSON	J	NP517117A	180	1512.00	17 HAWTHORN DRIVE	POOLE		BH17 7YG
004422564660	290999	5	6.91	MR	GREGSON	J	NP517117A	459	3171.69	17 HAWTHORN DRIVE	POOLE		BH17 7YG
004422570060	290999	5	6.91	MR	GRUNDY	FH	WA452503A	1064	7352.24	OLD COACH HOUSE	OVINGTON HALL COURT	OVINGTON	DL11 7BW
001410379162	121101	3	8.4	MR	GULLIVER	RC	NB699193D	212	1780.80	61 ALBION WAY	THE SYLVANS	VERWOOD	BH31 7LS
001410212462	121101	3	8.4	MR	GUMB	SJ	WB130633A	352	2956.80	80 SAUNDRGATE LANE	EAST WYBERTON	BOSTON	PE21 7AT
001411804762	121101	3	8.4	MR	GUNSON	J	ZY165279C	633	5317.20	23 BROOKSIDE	MOULTON	NEWMARKET	CB8 8SG
001410583262	121101	3	8.4	MR	GUTTERIDGE	RW	YH358241B	180	1512.00	29 LINDEN CLOSE	BARNSTAPLE	DEVON	EX31 2HD
004422577860	290999	5	6.91	MR	GUY	GC	YT010224C	234	1616.94	TWIN FIRS	NEWTOWN	WITCHAMPTON	BH21 5AU
001410974962	121101	3	8.4	MR	GYLES	RT	ZX208508B	352	2956.80	4 PANTHEON ROAD	CHANDLER'S FORD	EASTLEIGH	SO53 2NS
001410585962	121101	3	8.4	MR	HALL	BL	YT122314D	180	1512.00	22 SOUTHOVER CLOSE	BLANDFORD ST MARY	DORSET	DT11 9PY
003526800668	101197	7	6.91	MR	HALL	W	WP285193A	564	3897.24	485 WIMBORNE ROAD EAST	FERNDOWN		BH22 9NF
004422586760	290999	5	6.91	MR	HAMBLETON	M	YZ026383B	459	3171.69	11 SHAFTESBURY ROAD	WEST MOORS	FERNDOWN	BH22 0DY
001410218362	121101	3	8.4	MR	HAMER	MA	NB453376A	180	1512.00	12 HOLM OAK CLOSE	VERWOOD		BH31 7PP
001410807662	121101	3	8.4	MR	HAMON	EJ	YY368544A	199	1671.60	198 KINSON ROAD	BOURNEMOUTH		BH10 5EW
001410588362	121101	3	8.4	MR	HANSFORD	LI	YM079736A	180	1512.00	17 HIGHGROVE PARK	GRINGER HILL	MAIDENHEAD	SL6 7PQ
004422592160	290999	5	6.91	MRS	HARDING	A	YK681734A	459	3171.69	43 THE RIDGEWAY	MARLOW		SL7 3LQ
001410219162	121101	3	8.4	MR	HARDING	SK	NW908990C	144	1209.60	59 GROVE ROAD	WIMBORNE		BH21 1BN
001410589162	121101	3	8.4	MR	HARMS	M	NH164977D	560	4704.00	43 TRIMARAN ROAD	WARSASH	SOUTHAMPTON	SO31 9BE
001411411462	121101	3	8.4	MR	HARNETT	SJ	YZ200468D	76	638.40	THE ORCHARD	TEMPLE ROAD	SOUTHAMPTON	SO19 9FE
001410220562	121101	3	8.4	MR	HARRIS	D	YW479150B	144	1209.60	17 OAKWOOD ROAD	BOURNEMOUTH		BH9 3DF
004422599960	290999	5	6.91	MR	HARRIS	MG	NP593135D	976	6744.16	3 CARTLODGE AVENUE	WICKFORD		SS11 8HN
001410966862	121101	3	8.4	MR	HARRIS	RD	YB519320B	76	638.40	9 LAYARD DRIVE	MERLEY	WIMBORNE	BH21 1TF
004422601460	290999	5	6.91	MR	HARRIS	RD	YB519320B	87	601.17	9 LAYARD DRIVE	MERLEY	WIMBORNE	BH21 1TF
001411810162	121101	3	8.4	MR	HARRISON	MR	YP169396A	180	1512.00	77 HOWETH ROAD	ENSBURY PARK	BOURNEMOUTH	BH10 5DZ
001410895562	121101	3	8.4	MR	HARTRIDGE	JA	YZ185507C	90	756.00	30 HEWETT ROAD	FAREHAM		PO14 4JQ
001411812862	121101	3	8.4	MR	HASLAM	J	WE900057B	180	1512.00	76 GARDENERS GREEN	SHIPTON BELLINGER	TIDWORTH	SP9 7TA
001412105662	121101	3	8.4	MR	HAYHURST	AJ	WK061309A	352	2956.80	31 OAK TREE CLOSE	STRENSALL	YORK	YO32 5TE
001411530762	121101	3	8.4	MR	HAYWARD	CW	WB109757B	108	907.20	77 TAMAR CLOSE	FERNDOWN		BH22 8XE
004422611160	290999	5	6.91	MRS	HAYWOOD	J	TW947833A	1494	10323.54	CARETAKERS HOUSE	JOHN HAMPDEN GRAMMA	HIGH WYCOMBE	HP11 1SZ
001410596462	121101	3	8.4	MR	HENDERSON	IG	ZR540918C	529	4443.60	21 SOLENT DRIVE	BARTON ON SEA	NEW MILTON	BH25 7AW
001410595662	121101	3	8.4	MR	HENDERSON	PD	WE270196C	248	2083.20	40 HILLTOP ROAD	FERNDOWN		BH22 9QS
001411416562	121101	3	8.4	MR	HERBERT	RJ	YK074464A	316	2654.40	4 THE VILLAS	MARIANSLEIGH	SOUTH MOLTON	EX36 4LL
001411533162	121101	3	8.4	MR	HERN	EJ	YL136243B	36	302.40	49 QUEENS ROAD	BLANDFORD FORUM		DT11 7LA
001410132262	121101	3	8.4	MR	HEYS	AJ	NP146079D	352	2956.80	29 SCHOOL TERRACE	READING		RG1 3LS
001410601462	121101	3	8.4	MR	HIGGINS	GJH	YA690372B	352	2956.80	42 WINDSOR ROAD	BARNSTAPLE		EX31 4AQ
001411414962	121101	3	8.4	MR	HILL	G	NZ663900A	76	638.40	8 SEAMER HOUSE	WASHBECK CLOSE	SCARBOROUGH	YO12 4DR

118

001410133062	121101	3		8.4	MR	HINDLEY	C	YW000450C	303	2545.20	25 CHARLOTTE CLOSE	CHRISTCHURCH		BH23 4DF
001410382162	121101	3		8.4	MR	HINES	R	ZS484863C	877	7366.80	32 KINGS ROAD	LEE-ON-THE-SOLENT		PO13 9NU
004422633260	290999	5		6.91	MR	HOBBS	MJ	NB489090D	185	1278.35	9 LAWNS CLOSE	WIMBORNE		BH21 2JR
004422636760	290999	5		6.91	MR	HOCKING	ST	WL396504B	185	1278.35	161 ALBION WAY	VERWOOD		BH31 7LT
004422637560	290999	5		6.91	MR	HOFF	NC	YW479423C	742	5127.22	48 ST. LUKES ROAD	BOURNEMOUTH		BH3 7LT
001410610362	121101	3		8.4	MR	HOGAN	PA	YL365493A	529	4443.60	BROOME	ABINGDON ROAD	TUBNEY	OX13 5QQ
001411539062	121101	3		8.4	MR	HOGGARD	RC	WK795388D	425	3570.00	138 MOSSLEY AVENUE	POOLE		BH12 5DB
001411982562	121101	3		8.4	MR	HOLLAND	JW	NW353166C	212	1780.80	62 FAIRFAX ROAD	CHALGROVE	OXFORDSHIRE	
001410927762	121101	3		8.4	MR	HOLLOWAY	PE	YY222630B	167	1402.80	38 WALLISDOWN ROAD	TALBOT VILLAGE	WALLISDOWN	BH10 4HX
004422647260	290999	5		6.91	MR	HONEYMAN	RA	YT108455D	234	1616.94	1 VERITY CRESCENT	CANFORD HEATH	POOLE	BH17 8TH
004422655360	290999	5		6.91	MR	HORRILL	MA	YR270251C	459	3171.69	17 CRANBROOK ROAD	POOLE		BH12 3BN
001410759262	121101	3		8.4	MRS	HUDSON	JM	YP220244A	352	2956.80	65 HIGH HOWE LANE	BEARWOOD	BOURNEMOUTH	BH11 9QU
001411821762	121101	3		8.4	MRS	HUDSON	LJ	WE740594A	180	1512.00	3 MANOR ROAD	DUCKLINGTON	WITNEY	OX29 7YD
004422661860	290999	5		6.91	MRS	HUDSON	LJ	WE740594A	459	3171.69	3 MANOR ROAD	DUCKLINGTON	WITNEY	OX29 7YD
001410635962	121101	3		8.4	MR	HUMPHREY	P	ZY042386C	108	907.20	1 STOURVALE AVENUE	CHRISTCHURCH		BH23 2EU
001411398362	121101	3		8.4	MR	HUNT	GP	NY875214D	180	1512.00	36 KEEP HILL DRIVE	HIGH WYCOMBE		HP11 1DT
001410392962	121101	3		8.4	MR	HUNTER	NR	YH561487C	108	907.20	15 HILLS ORCHARD	MARTOCK		TA12 6DF
004422668560	290999	5		6.91	MR	HUTTER	JW	WP162951B	371	2563.61	2 GLEBELAND VILLAS	BISHOPS NYMPTON	SOUTH MOLTON	EX36 4PT
001411986862	121101	3		8.4	MR	HUTTON	NF	ZW142123B	352	2956.80	43 HIGHFIELD RISE	SHREWTON	SALISBURY	SP3 4DZ
001411364962	121101	3		8.4	MR	HUXLEY	RS	YS324154C	180	1512.00	30 ST. MARYS CLOSE	BRANSGORE	CHRISTCHURCH	BH23 8HU
004422671560	290999	5		6.91	MR	HUXTABLE	R	YB127815A	234	1616.94	86 CHURCHILL CRESCENT	SOUTH MOLTON		EX36 4ET
001412168462	121101	3		8.4	MR	IRWIN	AG	YB115025D	380	3192.00	STANBRIDGE HOUSE	STANBRIDGE	WIMBORNE	BH21 4JD
001411990662	121101	3		8.4	MR	ISAAC	MCS	WB007130B	180	1512.00	41 HOWARDS CLOSE	SOUTH MOLTON		EX36 4JT
001410864562	121101	3		8.4	MR	JACK	AR	NA320434A	149	1251.60	45 SEVENOAKS ROAD	PORTSMOUTH		PO6 3JP
003527327168	101197	7		6.91	MR	JACKSON	DTM	NH141329D	338	2335.58	24 TAVISTOCK MEWS	HIGH WYCOMBE		HP12 3DG
001410136562	121101	3		8.4	MRS	JACKSON	S	NA639239C	285	2394.00	21 BERWICK ROAD	MARLOW		SL7 3AR
001410138162	121101	3		8.4	MR	JACKSON	SD	NB953505B	334	2805.60	21 BERWICK ROAD	MARLOW		SL7 3AR
001411122062	121101	3		8.4	MR	JAMES	MD	NR255688B	316	2654.40	84 COLLINGWORTH RISE	PARK GATE	SOUTHAMPTON	SO31 1DB
001411827662	121101	3		8.4	MR	JAMES	MSE	NA239237A	180	1512.00	75 FERNSIDE ROAD	POOLE		BH15 2JQ
004422689860	290999	5		6.91	MR	JASKOWSKI	PGJ	WA092350B	273	1886.43	1 THE GOWERS	AMERSHAM		HP6 6ER
004422690160	290999	5		6.91	MR	JEANS	AR	YT265805D	693	4788.63	6 MERRIEFIELD CLOSE	BROADSTONE		BH18 8DG
001411085262	121101	3		8.4	MISS	JEFFRIES	AS	NP868192A	90	756.00	2 SPRUCE CLOSE	POOLE		BH17 7YT
004422695260	290999	5		6.91	MR	JENNER	RM	YS369110B	185	1278.35	50 COWSLIP ROAD	BROADSTONE		BH18 9QZ
001410812262	121101	3		8.4	MR	JENNINGS	NL	YR097184A	76	638.40	74 WORTHING AVENUE	GOSPORT		PO12 4DH
001411020862	121101	3		8.4	MR	JOHNS	DA	WK415295D	40	336.00	OAK CROFT	42 PARKLANDS	SOUTH MOLTON	EX36 4EW
003527338768	101197	7		6.91	MR	JOHNS	DA	WK415295D	112	773.92	OAK CROFT	42 PARKLANDS	SOUTH MOLTON	EX36 4EW
001411543962	121101	3		8.4	MR	JOHNS	SP	NB515263D	266	2234.40	BURGHFIELD 5 RUSSELL CLOSE	BARNSTAPLE	DEVON	EX32 0NZ
003527339568	101197	7		6.91	MR	JOHNSON	AN	YS956177D	225	1554.75	1 NEWBURGH COURT	WOODSIDE	SPENNYMOOR	DL16 6YX
001411545562	121101	3		8.4	MR	JOHNSON	GA	WM480947B	330	2772.00	47 HENDFORD ROAD	ENSBURY PARK	BOURNEMOUTH	BH10 5AU
004422703760	290999	5		6.91	MR	JOHNSTONE	C	NM000765C	654	4519.14	77 WOODLANDS AVENUE	POOLE		BH15 4EG
004422704560	290999	5		6.91	MR	JOHNSTONE	G	WM719247A	1074	7421.34	20 SORREL GARDENS	BROADSTONE		BH18 9WA
001410399662	121101	3		8.4	MISS	JONES	NA	NR638436A	180	1512.00	4 OLD FARM GARDENS	BLANDFORD FORUM		DT11 7UU
001411550162	121101	3		8.4	MR	JONES	PA	NE144442D	180	1512.00	74 NEWTOWN ROAD	MARLOW		SL7 1LQ
001411216262	121101	3		8.4	MR	KELD	AJ	YA959777C	108	907.20	122 FIRTHLAND ROAD	PICKERING		YO18 8DB
001410229962	121101	3		8.4	MISS	KELD	NJ	NX490736D	76	638.40	57 WHITFIELD AVENUE	PICKERING		YO18 7HX
004422729060	290999	5		6.91	MR	KEMMITT	J	NS071941A	371	2563.61	172 CUTLERS PLACE	WIMBORNE		BH21 2HZ
001411553662	121101	3		8.4	MR	KEMPSTER	AR	JH718643D	144	1209.60	14 LARICSMEAD	BLANDFORD	FORUM	DT11 7LU
004422731260	290999	5		6.91	MR	KEMPSTER	AR	JH718643D	107	739.37	14 LARICSMEAD	BLANDFORD	FORUM	DT11 7LU
001410825462	121101	3		8.4	MR	KENNEDY	IW	WM156643B	90	756.00	36 PARKLANDS	SOUTH MOLTON		EX36 4EW
004422733960	290999	5		6.91	MR	KERBY	AM	WL936077D	781	5396.71	15 RAMSBURY CLOSE	BLANDFORD FORUM		DT11 7UF
001411830662	121101	3		8.4	MRS	KERRIGAN	LA	YP879176D	266	2234.40	1 HARRIERS CLOSE	HIGHCLIFFE	CHRISTCHURCH	BH23 4SL
004422737160	290999	5		6.91	MR	KING	S	NE691540A	185	1278.35	11 AVRO CLOSE	REGENTS PARK	SOUTHAMPTON	SO15 4AE
004422739860	290999	5		6.91	MR	KINGDOM	NR	WE759057D	273	1886.43	16 SPEARFIELD CLOSE	SOUTH MOLTON		EX36 4SE
001411309662	121101	3		8.4	MR	KINGDON	RW	WE248831A	76	638.40	9 EXETER GATE	SOUTH MOLTON		EX36 4AN
001411023262	121101	3		8.4	MR	KINGDON	SR	YT080163C	108	907.20	13 CHURCHILL CRESCENT	DEVON		EX36 4EL
001411401762	121101	3		8.4	MR	KIRK	DA	JC436865B	76	638.40	36 OAKLANDS WAY	FAREHAM		PO14 4LE

001410847562	121101	3	8.4	MR	KIRKBY	A	NW336096A	248	2083.20	33 COACHMANS COURT	SHEPSHED	LOUGHBOROUGH	LE12 9SE
001410411962	121101	3	8.4	MR	KITCHER	IJ	WE003995D	180	1512.00	14 EVERING AVENUE	PARKSTONE	POOLE	BH12 4JQ
001410231062	121101	3	8.4	MR	KITTERINGHAM	CW	YH331255A	126	1058.40	PINEVIEW	220 WIMBORNE ROAD WE	WIMBORNE	BH21 2DY
001410832762	121101	3	8.4	MR	KNIGHT	D	YA619485D	352	2956.80	82 RED BARN LANE	FAREHAM		PO15 6HH
001411166262	121101	3	8.4	MR	KNIGHT	DJ	WE089168B	90	756.00	50 LYNDHURST ROAD	CHILTON	FERRYHILL	DL17 0PN
001411993062	121101	3	8.4	MR	KNOWLTON	PB	YY222235D	22	184.80	2 SUMMER FIELDS	VERWOOD		BH31 6LG
001410664262	121101	3	8.4	MR	KOYD	LG	JX739933B	76	638.40	3 MIDDLETON ROAD	BOURNEMOUTH		BH9 2SU
001411995762	121101	3	8.4	MR	LAIRD	AJ	JE112840A	76	638.40	HIGHWAYS	POTTERY LANE	YELLAND	EX31 3EH
004422756860	290999	5	6.91	MR	LANE	MH	NA946722A	371	2563.61	20 MALLARD ROAD	WIMBORNE		BH21 2NJ
001410412762	121101	3	8.4	MR	LANGLEY-EVANS	H	YR985146B	701	5888.40	LITTLE BRAMBLES	CHAPEL ROAD	SWANMORE	SO32 2QA
004422760660	290999	5	6.91	MR	LARCOMBE	MC	NP165229A	928	6412.48	34 BRIDLE WAY	WIMBORNE		BH21 2UB
004422761460	290999	5	6.91	MR	LAWS	RC	YK593833A	459	3171.69	27 BROOMHOUSE PARK	BROOK RISE	WITHERIDGE	EX16 8HB
001410937462	121101	3	8.4	MR	LAWTHER	JW	YX424505A	180	1512.00	29 DRUMDUAN PARK	FORRES		IV36 1GF
001411998162	121101	3	8.4	MR	LEACH	MJ	NS638490C	212	1780.80	1 PATHFIELD CLOSE	ROUNDSWELL	BARNSTAPLE	EX31 3XP
001410673162	121101	3	8.4	MR	LEDGER	MJ	YP209140A	90	756.00	11 HOWARDS CLOSE	SOUTH MOLTON		EX36 4JT
001410905662	121101	3	8.4	MR	LEE	RD	YR042229D	212	1780.80	2 WAYMAN ROAD	CORFE MULLEN	WIMBORNE	BH21 3PN
001410241862	121101	3	8.4	MR	LEGG	JM	JB406055D	266	2234.40	22 LANGTON CRESCENT	BLANDFORD FORUM		DT11 7EP
004422768160	290999	5	6.91	MR	LEVER	PG	WE642735A	693	4788.63	11 DAWS AVENUE	BOURNEMOUTH		BH11 8SB
001410675862	121101	3	8.4	MR	LEWIS	GC	NP196200C	877	7366.80	14 RODGETT CRESCENT	WAREHAM		BH20 7AR
001411560962	121101	3	8.4	MR	LEWORTHY	CG	YR740644B	144	1209.60	11 CORONATION COTTAGES	SOUTH MOCKTON	DEVON	EX36 3AS
004422771160	290999	5	6.91	MR	LEWORTHY	CG	YR740644B	371	2563.61	11 CORONATION COTTAGES	SOUTH MOCKTON	DEVON	EX36 3AS
001410242662	121101	3	8.4	MRS	LIDDLE	J	YM705021D	180	1512.00	32 RECREATION ROAD	PARKSTONE	POOLE	BH12 2EB
001410918862	121101	3	8.4	MR	LIPSCOMBE	PA	NA312615C	76	638.40	67 NORTHUMBRIA ROAD	MAIDENHEAD		SL6 3DQ
001410417862	121101	3	8.4	MR	LOCKWOOD	VC	YA133260B	108	907.20	17 LAMBOURNE CLOSE	THRUXTON	ANDOVER	SP11 8LS
004422776260	290999	5	6.91	MR	LOCKWOOD	VC	YA133260B	879	6073.89	17 LAMBOURNE CLOSE	THRUXTON	ANDOVER	SP11 8LS
003526883968	101197	7	6.91	MR	LOVELESS	AW	YB037400B	846	5845.86	8 PENGELLY AVENUE	NOTHBOURNE	BOURNEMOUTH	BH10 6DR
004422780060	290999	5	6.91	MR	LOVELESS	AW	YB037400B	625	4318.75	8 PENGELLY AVENUE	NOTHBOURNE	BOURNEMOUTH	BH10 6DR
001411832262	121101	3	8.4	MR	LUCE	J	YB660961D	285	2394.00	56 WITNEY ROAD	DUCKLINGTON	WITNEY	OX29 7TS
004422782760	290999	5	6.91	MR	LUDLOW	B	ZY850572C	556	3841.96	110 HORSHAM AVENUE	BOURNEMOUTH		BH10 7JQ
003526884768	101197	7	6.91	MR	LYTH	JW	NB108918A	564	3897.24	118 WALLINGTON ROAD	BILLINGHAM		TS23 3XQ
001412001762	121101	3	8.4	MR	MAIDMENT	NE	ZW848739D	144	1209.60	9 HIGHFIELD ROAD	BOURNEMOUTH		BH9 2SE
001412002562	121101	3	8.4	MISS	MAIDMENT	R	JE374433B	560	4704.00	9 HIGHFIELD ROAD	BOURNEMOUTH		BH9 2SE
001410141162	121101	3	8.4	MR	MANDEVILLE	R	YP736041A	285	2394.00	34 FURZEBROOK CLOSE	CANFORD HEATH	POOLE	BH17 9EX
004422799160	290999	5	6.91	MR	MARCUS	PS	YW936005C	459	3171.69	WOODCROFT	9 WIGHT WALK	WEST PARLEY	BH22 8QA
001410423262	121101	3	8.4	MR	MARENGO	MP	NW770556D	108	907.20	37 TWEEDALE ROAD	BOURNEMOUTH		BH9 3LL
003526899568	101197	7	6.91	MR	MARKS	AP	WP176846C	1128	7794.48	33 CUCKLINGTON GARDENS	BOURNEMOUTH		BH9 3QR
004422800960	290999	5	6.91	MR	MARKS	AP	WP176846C	185	1278.35	33 CUCKLINGTON GARDENS	BOURNEMOUTH		BH9 3QR
004422802560	290999	5	6.91	MR	MARSDEN	BR	YS988515B	459	3171.69	167 SANDBANKS ROAD	POOLE		BH14 8EJ
004422806860	290999	5	6.91	MR	MARSH	T	YX069055C	459	3171.69	117 CLARENDON ROAD	BROADSTONE		BH18 9HU
001411210362	121101	3	8.4	MR	MARSHALL	CH	ZY822518D	180	1512.00	20 THE DALE	LETCHWORTH GARDEN CITY		SG6 3SG
001410425962	121101	3	8.4	MR	MARTIN	R	WA342877A	22	184.80	8 VISCOUNT DRIVE	MUDEFORD	CHRISTCHURCH	DORSET
004422814960	290999	5	6.91	MR	MASTERSON	EG	YR610529C	87	601.17	5 AIRA CLOSE	GAMSTON	NOTTINGHAM	NG2 6QH
001410872662	121101	3	8.4	MR	MATTHEWS	MJ	NB807391D	144	1209.60	9 THIRLMERE	PRYORS WOOD	STEVENAGE	SG1 6AQ
001410432162	121101	3	8.4	MR	MATTHEWS	RK	NM729469C	352	2956.80	98 PARHAM ROAD	GOSPORT		PO12 4UE
001412008462	121101	3	8.4	MISS	MATTHEWS	S	ZY676482C	90	756.00	28 LANCASTER CLOSE	BURSLEDON	SOUTHAMPTON	SO31 8GT
004422815760	290999	5	6.91	MR	MAY	KD	WK330647B	459	3171.69	115 COWLEY CLOSE	SOUTHAMPTON		SO16 9WE
001411574962	121101	3	8.4	MR	MC COURT	J	HM767583C	352	2956.80	RATHGAR	STATION ROAD	BURGHEAD	IV30 5UN
001410439962	121101	3	8.4	MR	MCCARTHY	M	NM267514C	76	638.40	301 COLUMBIA ROAD	BOURNEMOUTH		BH10 4EQ
001411013562	121101	3	8.4	MR	MCCARTNEY	EW	JC993632A	180	1512.00	6 ROTHERFIELD ROAD	HIGHCLIFFE-ON-SEA	CHRISTCHURCH	BH23 5NE
004422823860	290999	5	6.91	MR	MCDONNELL	C	WE036785D	459	3171.69	2 LINNET ROAD	CREEKMOOR	POOLE	BH17 7TG
001412009262	121101	3	8.4	MR	MCDOWELL	K	YW612338C	230	1932.00	13B WOLVERTON ROAD	BOURNEMOUTH		BH7 6HT
001410938262	121101	3	8.4	MR	MCENTEE	R	YA235935B	352	2956.80	YELLOWCRAIG	RAFFORD FORRES	MORAY	IV36 0RU
001411004662	121101	3	8.4	MR	MCEVANSONEYA	AT	WK108335D	76	638.40	51 KINGSWAY	SOUTH MOLTON		EX36 4AL
004422826260	290999	5	6.91	MR	MCGOWAN	GJT	YA918378D	234	1616.94	8 VERNON CLOSE	AMESBURY	SALISBURY	SP4 7QP
001412012262	121101	3	8.4	MR	MCKAY	BJ	YA103509D	701	5888.40	19 ERICA CLOSE	LOCKS HEATH	SOUTHAMPTON	SO31 6SD
004422829760	290999	5	6.91	MR	MCLAUGHLIN	DJ	YH752173A	185	1278.35	1 WARREN WALK	FERNDOWN		BH22 9LR

120

001411015162	121101	3	8.4	MR	MCLEAN	G	NE670206A	144	1209.60	HEILUM	TOMNABENT	ABERLOUR	AB38 9NP
001410692862	121101	3	8.4	MR	MELVILLE	AP	JK013699D	180	1512.00	10 REDHILL AVENUE	REDHILL	BOURNEMOUTH	BH9 2SN
001412160962	121101	3	8.4	MR	MERRIMAN	R	YB287552B	529	4443.60	BRIDGEWOOD	UMBERLEIGH		EX37 9DU
001410694462	121101	3	8.4	MR	MESSENGER	AV	NM355643D	76	638.40	13 HEATHER CLOSE	BOURNEMOUTH		BH8 0ER
004422835160	290999	5	6.91	MR	MESSENGER	AV	NM355643D	654	4519.14	13 HEATHER CLOSE	BOURNEMOUTH		BH8 0ER
001410697962	121101	3	8.4	MR	METCALF	T	YM710946B	144	1209.60	14 STATION ROAD	HELMSLEY	YORK	YO62 5BZ
004422839460	290999	5	6.91	MR	MICALLEF	JM	YM051704A	234	1616.94	13 OAKFORD CLOSE	NORTH MOLTON	SOUTH MOLTON	EX36 3HF
001410703762	121101	3	8.4	MR	MOGG	F	YB657242C	180	1512.00	20 ALBERT ROAD	BISHOPS WALTHAM	SOUTHAMPTON	SO32 1DL
004422854860	290999	5	6.91	MR	MOORES	PA	YS385037C	459	3171.69	SEA HEIGHTS	12 PURBECK ROAD	BARTON ON SEA	BH25 7QG
004422855660	290999	5	6.91	MR	MORGAN	P	YH418448D	1592	11000.72	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH	BH23 8BJ
001410873462	121101	3	8.4	MRS	MORRIS	J	YB722221C	162	1360.80	BENTWICHEN COTTAGE	NORTH MOLTON	DEVON	EX36 3HA
003527394868	101197	7	6.91	MR	MORRISON	PV	YX265420D	1128	7794.48	38A BOOKER LANE	HIGH WYCOMBE		HP12 3UZ
004422861060	290999	5	6.91	MR	MOSLEY	AC	NE037858B	185	1278.35	6 LACY CLOSE	WIMBORNE		BH21 1DL
001410921862	121101	3	8.4	MR	MOSS-DAVIES	RH	YB594205C	352	2956.80	7 HARNESS CLOSE	WIMBORNE		BH21 2UF
004422862960	290999	5	6.91	MR	MOSS-DAVIES	RH	YB594205C	556	3841.96	7 HARNESS CLOSE	WIMBORNE		BH21 2UF
001412016562	121101	3	8.4	MR	MOULE	KM	WK432487B	352	2956.80	2 RODNEY ROAD	HARTFORD	HUNTINGDON	PE29 1RZ
001411279062	121101	3	8.4	MR	MOWLE	KM	NS468204B	104	873.60	8 MARLIN CLOSE	GOSPORT		PO13 9UZ
001410928562	121101	3	8.4	MR	MOWLEM	I	NM184446D	180	1512.00	51 GODMANSTON CLOSE	POOLE		BH17 8BT
004422865360	290999	5	6.91	MR	MOWLEM	I	NM184446D	654	4519.14	51 GODMANSTON CLOSE	POOLE		BH17 8BT
004422868860	290999	5	6.91	MR	MUNDY	M	WB137275C	371	2563.61	8 COVE ROAD	BOURNEMOUTH		BH10 4BN
004422869660	290999	5	6.91	MR	MUNDY	NS	YE057489A	459	3171.69	3 COLLIPRIEST VIEW	ASHLEY	TIVERTON	EX16 5PR
004422874260	290999	5	6.91	MR	NASH	DR	ZY665105B	459	3171.69	21 ASH ROAD	HIGH WYCOMBE		HP12 4SW
001411587062	121101	3	8.4	MS	NELSON	PM	YS140541D	108	907.20	205 HARTLAND ROAD	READING		RG2 8DL
004422877760	290999	5	6.91	MR	NESFIELD	JB	WE624100C	87	601.17	17 CHANTRY ROAD	EAST AYTON	SCARBOROUGH	YO13 9EP
001412127762	121101	3	8.4	MR	NEWPORT	L	WM426725A	199	1671.60	141 LEESON DRIVE	FERNDOWN		BH22 9RF
001411850062	121101	3	8.4	MR	NEWTON	D	WK507490D	76	638.40	33 QUINN WAY	LETCHWORTH	HERTFORDSHIRE	SG6 2TX
001412129362	121101	3	8.4	MR	NIBLETT	GP	WK721590A	352	2956.80	THE LODGE	WESSEX LANE	SOUTHAMPTON	SO18 2JS
001410709662	121101	3	8.4	MR	NICHOLSON	WP	YX468673C	352	2956.80	101 WAVERLEY ROAD	SOUTHSEA		PO5 2PL
001412021162	121101	3	8.4	MR	NIND	MT	NA414948C	180	1512.00	57 HAWTHORN ROAD	WHIDDON VALLEY	BARNSTAPLE	EX32 8PU
004422891260	290999	5	6.91	MRS	NOLAN	AL	NX406275D	459	3171.69	26 PORTFIELD CLOSE	CHRISTCHURCH		BH23 2AH
001410145462	121101	3	8.4	MRS	NORCOTT	JL	JH090406C	76	638.40	7 BROCKTON COURT	GRENFELL ROAD	MAIDENHEAD	SL6 1JU
001411589762	121101	3	8.4	MR	O'DONNELL	NJ	JB338628A	180	1512.00	36 CORVETTE AVENUE	SOUTHAMPTON	HANTS	SO31 9AP
004422897160	290999	5	6.91	MR	OFFORD	RJ	WM310228D	2324	16058.84	LAUREL HOUSE	SOUTHSIDE	SCORTON	DL10 6DN
001411590062	121101	3	8.4	MR	OLDHAM	L	WE574894D	212	1780.80	15 FIELD END	WITCHFORD	ELY	CB6 2XE
001411591962	121101	3	8.4	MR	OLDRIEVE	PW	YP274889D	352	2956.80	16 STAMFORD WAY	EASTLEIGH	HANTS	SO50 7JJ
001411089562	121101	3	8.4	MR	ORMROD	NM	NB654375B	285	2394.00	23 SWORDFISH DRIVE	CHRISTCHURCH		BH23 4TP
004422906460	290999	5	6.91	MR	OSMAN	JG	NW486925B	185	1278.35	15 THE VILLAGE	CHULMLEIGH	DEVON	EX18 7RZ
001411283962	121101	3	8.4	MR	PAFFETT	MG	NB562895D	76	638.40	40 MARINE DRIVE	SELSEY	CHICHESTER	PO20 0SR
001410262062	121101	3	8.4	MR	PAINE	CG	NY152371C	126	1058.40	8 OAK ROAD	ALDERHOLT	FORDINGBRIDGE	SP6 3BL
001411592762	121101	3	8.4	MR	PALMER	MA	NZ272201A	144	1209.60	29 MOORCROFT AVENUE	BURTON	CHRISTCHURCH	BH23 7HU
001410264762	121101	3	8.4	MR	PARKER	M	WL501410B	180	1512.00	14 WYKEHAM CLOSE	POOLE		BH17 8PZ
001411598662	121101	3	8.4	MRS	PARKINSON	C	NP696460D	144	1209.60	1 CALDERMERE	SPENNYMOOR		DL16 6XT
001410443762	121101	3	8.4	MR	PARSONS	J	YB948419B	285	2394.00	7A WATERLOO SQUARE	BOGNOR REGIS		PO21 1TE
001410757662	121101	3	8.4	MR	PARTRIDGE	SM	NW347226B	438	3679.20	26 FRAMPTON WAY	TOTTON	SOUTHAMPTON	SO40 9AE
001412038662	121101	3	8.4	MR	PATERSON	R	NH725190B	266	2234.40	26 LENTUNE WAY	LYMINGTON		SO41 3PF
001410265562	121101	3	8.4	MR	PATRICK	M	WL661997D	40	336.00	26 ENSBURY AVENUE	BOURNEMOUTH		BH10 4HG
001410943962	121101	3	8.4	MR	PAYNE	MJ	YE171583B	212	1780.80	19 ELM ROAD	HIGH WYCOMBE		HP12 4TA
001410269862	121101	3	8.4	MR	PEARCE	MWJ	NW454778B	307	2578.80	1 WILLOWMEAD SQUARE	MARLOW		SL7 1HP
001410270162	121101	3	8.4	MR	PEARSON	JM	NW225256C	108	907.20	4 OLD FARM GARDENS	BLANDFORD FORUM		DT11 7UU
003526946068	101197	7	6.91	MR	PEDLEY	AE	YX473655B	225	1554.75	56 SULLINGTON ROAD	SHEPSHED	LEICESTER	LE12 9JG
001410774662	121101	3	8.4	MR	PENNOCK	R	YM525508D	180	1512.00	57 BEAUFORT AVENUE	FAREHAM		PO16 7PE
003526947968	101197	7	6.91	MR	PEPPER	MD	WE055099D	564	3897.24	32 OAKLEY ROAD	MERLEY	WIMBORNE	BH21 1QJ
001411167062	121101	3	8.4	MR	PERCIVAL	JBB	YP965455C	108	907.20	25 BROOKMEAD DRIVE	WALLINGFORD		OX10 9BG
001410747962	121101	3	8.4	MR	PERREN	C	WK795352C	303	2545.20	125A FERNSIDE ROAD	POOLE		BH15 2EN
001410915362	121101	3	8.4	MR	PETERSEN	MA	WP162955C	22	184.80	23 LIVAROT WALK	SOUTH MOLTON		EX36 4EF
003527415468	101197	7	6.91	MR	PETERSEN	MA	WP162955C	56	386.96	23 LIVAROT WALK	SOUTH MOLTON		EX36 4EF

001410600662	121101	3	8.4	MR	PHIMISTER	JK	JA463267D	76	638.40	10 STOCKLEY ROAD	WAREHAM			BH20 4EZ
001411046162	121101	3	8.4	MR	PICKERING	K	YT104115C	180	1512.00	48 OLD BARN ROAD	NR WAREHAM	DORSET		BH20 7HF
004422953660	290999	5	6.91	MR	PICKERING	K	YT104115C	459	3171.69	48 OLD BARN ROAD	NR WAREHAM	DORSET		BH20 7HF
001411244862	121101	3	8.4	MR	PIDLER	KJ	NX398135A	248	2083.20	32 HODGES WALK	TORRINGTON			EX38 7NP
001410448862	121101	3	8.4	MR	PIKE	DR	ZY629921B	180	1512.00	83 FRENCHS FARM ROAD	POOLE			BH16 5RT
004422959560	290999	5	6.91	MR	PIKE	DR	ZY629921B	556	3841.96	83 FRENCHS FARM ROAD	POOLE			BH16 5RT
004422960960	290999	5	6.91	MR	PIKE	SJ	NB755539A	459	3171.69	174 RUNNYMEDE AVENUE	BOURNEMOUTH			BH11 9SP
003527420068	101197	7	6.91	MR	PINCOMBE	NR	WL382904B	112	773.92	30 NORTH STREET	SOUTH MOLTON			EX36 3AW
001411336362	121101	3	8.4	MR	PINK	JW	YP169460A	212	1780.80	14 DENMARK ROAD	BOURNEMOUTH			BH9 1PB
004422962560	290999	5	6.91	MR	PINK	JW	YP169460A	693	4788.63	14 DENMARK ROAD	BOURNEMOUTH			BH9 1PB
001411606062	121101	3	8.4	MR	PIPE	DG	YT009966A	76	638.40	5 OLD KILN ROAD	POOLE			BH16 5SG
004422972260	290999	5	6.91	MR	POPE	JM	YX197503D	654	4519.14	THE RISE	18 HIGHLAND ROAD	WIMBORNE		BH21 2QN
001410451862	121101	3	8.4	MR	POPEJOY	MEJ	ZT735881D	316	2654.40	118 NEW ROAD	MARLOW BOTTOM	MARLOW		SL7 3NW
004423171960	290999	5	6.91	MRS	POULTON	SJ	NA373941A	459	3171.69	7 FURNELL ROAD	POOLE			BH15 1UT
001411611762	121101	3	8.4	MR	PRESTON	CJ	YY271965C	76	638.40	11 ACORN CLOSE	MARCHWOOD	SOUTHAMPTON		SO40 4YN
004422983860	290999	5	6.91	MR	PRESTON	CJ	YY271965C	185	1278.35	11 ACORN CLOSE	MARCHWOOD	SOUTHAMPTON		SO40 4YN
001410611162	121101	3	8.4	MR	PROSSER	ND	NE535319A	40	336.00	THE FIVE GABLES	11 ALWIN CLOSE	INGLEBY BARWICK		TS17 0PF
001410892062	121101	3	8.4	MR	PRUST	CP	YZ060201C	493	4141.20	TREVARRICK HOUSE	KING STREET	COMBE MARTIN		EX34 0DA
001411863262	121101	3	8.4	MR	PUNT	M	NY847296C	248	2083.20	6 STATION GATE	BURWELL	CAMBRIDGE		CB5 0BZ
001411613362	121101	3	8.4	MR	QUERIPEL	D	JP238037B	76	638.40	34 WESLEY ROAD	WIMBORNE			BH21 2PG
001410826262	121101	3	8.4	MRS	QUICK	M	YM112155A	108	907.20	BEECH CLOSE	MESHAW	SOUTH MOLTON		EX36 4NN
004422992760	290999	5	6.91	MR	RABBETTS	DG	YT264119D	371	2563.61	28 NAMU ROAD	WINTON	BOURNEMOUTH		BH9 2QU
001410282562	121101	3	8.4	MISS	RACKSTRAW	GL	JK973884A	76	638.40	6 WINDMILL ROAD	BLANDFORD FORUM			DT11 7HG
001412132362	121101	3	8.4	MR	RAINGER	J	NY874218C	877	7366.80	SKIBBOWS HOUSE	KINGS NYMPTON	UMBERLEIGH		EX37 9SR
001410849162	121101	3	8.4	MR	RANCE	PA	NR825187D	361	3032.40	19 NORMANTON DRIVE	LOUGHBOROUGH	LEICS		LE11 1NT
003526967368	101197	7	6.91	MR	RANCE	PA	NR825187D	677	4678.07	19 NORMANTON DRIVE	LOUGHBOROUGH	LEICS		LE11 1NT
001411865962	121101	3	8.4	MR	RANDALL	LC	WM767341A	230	1932.00	15 GRENDON GARDENS	MIDDLETON ST GEORGE	DARLINGTON		DL2 1HJ
004423001160	290999	5	6.91	MR	RATCLIFFE	AF	YY719232B	2324	16058.84	COLMARTON	WHASHTON	RICHMOND		DL11 7JL
001410452662	121101	3	8.4	MR	RAWLES	AM	JL908355D	144	1209.60	16 EMILY CLOSE	CHRISTCHURCH			BH23 2NN
001411118262	121101	3	8.4	MR	READING	AW	WM596928C	352	2956.80	39 THE RIDINGS	WALTHAM CHASE	SOUTHAMPTON		SO32 2TR
001410453462	121101	3	8.4	MR	REED	JW	YM022915C	126	1058.40	165 WEST WAY	BROADSTONE			BH18 9LQ
004423007060	290999	5	6.91	MR	REED	JW	YM022915C	234	1616.94	165 WEST WAY	BROADSTONE			BH18 9LQ
001411618462	121101	3	8.4	MR	REED	MC	ZW304060C	380	3192.00	54A GREEN LANE	LETCHWORTH	HERTFORDSHIRE		SG6 1EG
001410146262	121101	3	8.4	MR	REGAN	BN	YA135084B	76	638.40	34 ROOKERY COURT	MARLOW			SL7 3HR
001412047562	121101	3	8.4	MRS	REW	IM	YK183307C	162	1360.80	124 BRIDLE WAY	WIMBORNE			BH21 2UX
001412048362	121101	3	8.4	MR	REW	RJ	YL330492A	167	1402.80	124 BRIDLE WAY	WIMBORNE			BH21 2UX
001410619762	121101	3	8.4	MR	REYNOLDS	JW	JC412245B	352	2956.80	49 BADER ROAD	CANFORD HEATH	POOLE		BH17 8PW
003526978968	101197	7	6.91	MR	RHODES	A	YY727793D	451	3116.41	131 SALUTATION ROAD	DARLINGTON			DL3 8JS
001411250262	121101	3	8.4	MR	RICHARDSON	MK	YX021114B	266	2234.40	10 CLANDON DRIVE	EASTLEIGH			SO50 4QQ
004423022460	290999	5	6.91	MR	ROBERTS	MA	NM139686B	234	1616.94	55 CLAYHALL ROAD	GOSPORT	HANTS		PO12 2AH
004423023260	290999	5	6.91	MR	ROBINSON	C	YK517419C	185	1278.35	QUARRY COTTAGE	BUSH GARDENS	AMOTHERBY		YO17 6TH
001410837862	121101	3	8.4	MISS	ROBINSON	E	NS230295C	212	1780.80	32 MAISON DIEU	RICHMOND			DL10 7AU
004423029160	290999	5	6.91	MR	ROE	J	YW658898C	195	1347.45	83 YORK ROAD	BROADSTONE	POOLE		DORSET
001411377062	121101	3	8.4	MR	ROGERS	A	NW969202D	285	2394.00	30 CONNAUGHT CRESCENT	PARKSTONE	POOLE		BH12 2EN
001411063162	121101	3	8.4	MR	ROGERS	BP	YB599088B	76	638.40	312 SOUTHAMPTON ROAD	TITCHFIELD	FAREHAM		PO14 4AZ
001410459362	121101	3	8.4	MR	ROGERS	RN	YZ071632C	180	1512.00	28 ASCOT ROAD	BROADSTONE			BH18 9EZ
001410752562	121101	3	8.4	MRS	ROGERS	SJ	NP030547A	180	1512.00	60 THE GROVE	BOURNEMOUTH			BH9 2TX
004423031360	290999	5	6.91	MR	ROLFE	A	ZX295233A	185	1278.35	111 LEIGH ROAD	WIMBORNE			BH21 2AB
004423032160	290999	5	6.91	MRS	ROLFE	JP	YP270073D	185	1278.35	111 LEIGH ROAD	WIMBORNE			BH21 2AB
001412136662	121101	3	8.4	MR	ROMAINE	ME	YZ043963A	180	1512.00	2 CHAUCER CLOSE	FAREHAM			PO16 7PD
001410288462	121101	3	8.4	MR	ROSE	BS	NH302250C	493	4141.20	5 WATER LANE	DURWESTON	BLANDFORD FORUM		DT11 0QB
001410290662	121101	3	8.4	MR	RUFFELL	M	NA686051B	180	1512.00	19 COVENTRY CLOSE	CORFE MULLEN	WIMBORNE		BH21 3UW
001411622262	121101	3	8.4	MR	RUSSELL	C	YA173648A	180	1512.00	26 HEDDINGTON DRIVE	BLANDFORD FORUM			DT11 7TP
004423041060	290999	5	6.91	MR	RUSSELL	M	JG637504A	1641	11339.31	26 HEDDINGTON DRIVE	BLANDFORD FORUM			DT11 7TP
004423042960	290999	5	6.91	MR	RUSSELL	PR	YP270239C	234	1616.94	12 WAKELY ROAD	BOURNEMOUTH			BH11 9EE
001410637562	121101	3	8.4	MRS	RUTLAND	J	WE070238D	529	4443.60	21 SOUTH DRIVE	HIGH WYCOMBE			HP13 6JU

001412054862	121101	3	8.4	MR	RYAN	KJ	WK692890B	180	1512.00	4 LEIGH ROAD	FAREHAM		PO16 7SZ
001410461562	121101	3	8.4	MR	SACH	JR	YA677288A	108	907.20	JUBILEE HOUSE	NEWNHAM	UMBERLEIGH	EX37 9EU
001411872162	121101	3	8.4	MR	SALISBURY	PE	WE270282C	108	907.20	55 WILD RIDINGS	FAREHAM		PO14 3DB
001411874862	121101	3	8.4	MR	SAMMONS	GB	YL111346A	633	5317.20	15 BAGLEY CLOSE	KENNINGTON	OXFORD	OX1 5LS
001410963362	121101	3	8.4	MR	SAUNDERS	I	NP927512C	76	638.40	178 WHITEHILL ROAD	ELLISTOWN	COALVILLE	LE67 1EQ
004423054260	290999	5	6.91	MR	SCARFF	MJ	WL954465A	97	670.27	11 VICARAGE ROAD	POOLE		BH15 3AU
001410292262	121101	3	8.4	MR	SCIVIER	DJ	JS164253B	285	2394.00	38 ST. CLEMENTS ROAD	BOURNEMOUTH		BH1 4EA
001411188362	121101	3	8.4	MR	SCOBLE	PS	JE458064A	108	907.20	1 BARNSLEY FARM COTTAGES	BARNSLEY	WIMBORNE	BH21 4HZ
001411875662	121101	3	8.4	MR	SCOINS	SR	YW248891B	144	1209.60	HIGHER DEASON COURT.	UMBERLEIGH	DEVON	EX37 9PG
001411194862	121101	3	8.4	MR	SCOTT	DC	WA323108A	285	2394.00	51 VERITY CRESCENT	CREEKMOOR	POOLE	BH17 8TT
001411001162	121101	3	8.4	MR	SCOTT	JFA	ZY372462B	108	907.20	1 CAWDOR ROAD	AULDEARN	NAIRN	IV12 5TQ
004423059360	290999	5	6.91	MR	SCOTT	L	NE262914B	556	3841.96	51 THE VINERIES	WIMBORNE		BH21 2PX
001410798362	121101	3	8.4	MR	SCOTT	MJ	WK450030C	180	1512.00	WESTER CLUNE	LETHEN	NAIRN	IV12 5LD
001410889062	121101	3	8.4	MR	SEVIOUR	MA	YW307066A	58	487.20	14 WHITEHALL CLOSE	SOUTH MOLTON		EX36 4EQ
001411357662	121101	3	8.4	MR	SEVIOUR	PK	WK948930D	370	3108.00	27 MANNINGTON WAY	WEST MOORS	FERNDOWN	BH22 0JE
004423067460	290999	5	6.91	MR	SEYMOUR	D	YX469715A	693	4788.63	22 SOUTH LAWN	WITNEY		OX28 5HU
001411878062	121101	3	8.4	MR	SHARPE	IC	NM932798D	40	336.00	12 OUTWOODS DRIVE	LOUGHBOROUGH		LE11 3LT
001411627362	121101	3	8.4	MR	SHARPS	MD	YS002465D	180	1512.00	MARYDALE	LYNDHURST ROAD	LANDFORD	SP5 2DW
004423071260	290999	5	6.91	MR	SHAW	CJ	NA495510B	1113	7690.83	64 OAK TREE ROAD	MARLOW		SL7 3EQ
001410465862	121101	3	8.4	MR	SHEARING	DC	WK810256A	235	1974.00	71 BRIXEY ROAD	POOLE		BH12 3EY
001411628162	121101	3	8.4	MR	SHEARING	MA	NW000741D	180	1512.00	16 ST. GEORGES ROAD	READING		RG30 2RL
001411630362	121101	3	8.4	MR	SHEATH	M	WP162961C	108	907.20	19 ABBOTS MEADOW	CHITTLEHAMPTON	UMBERLEIGH	EX37 9QE
001411090962	121101	3	8.4	MR	SHEEHAN	DT	WE184036C	180	1512.00	26 CHARLESBURY AVENUE	GOSPORT		PO12 3TG
001411881062	121101	3	8.4	MISS	SHERLOCK	PM	ZY72310B	90	756.00	2 CHAPEL ROW	MARTON	SINNINGTON	YO62 6RF
001411633862	121101	3	8.4	MR	SHORT	KD	NA782785D	144	1209.60	6 BARTON MEADOW ROAD	HIGH BICKINGTON	UMBERLEIGH	EX37 9AN
001411042962	121101	3	8.4	MR	SIBSON	L	ZX627893B	877	7366.80	10 HARRINGTON ROAD	SHEPSHED	LOUGHBOROUGH	LE12 9PQ
004423085260	290999	5	6.91	MR	SILVEY	DJ	YE615427C	185	1278.35	15 MEDLAR CLOSE	BURTON	CHRISTCHURCH	BH23 7PG
001410648062	121101	3	8.4	MR	SIMMONDS	PC	YB016112B	212	1780.80	WHISPERING TREES	41 BOUNDARY LANE	ST. LEONARDS	BH24 2SE
004423087960	290999	5	6.91	MR	SIMMONDS	PC	YB016112B	459	3171.69	WHISPERING TREES	41 BOUNDARY LANE	ST. LEONARDS	BH24 2SE
001410962562	121101	3	8.4	MR	SIMMS	JR	YZ850179C	199	1671.60	46 CONIFER AVENUE	POOLE		BH14 8RT
001411634662	121101	3	8.4	MR	SIMS	JP	NZ773533B	76	638.40	13 EASTLEAZE ROAD	BLANDFORD FORUM		DT11 7UN
001412061062	121101	3	8.4	MR	SKIPPER	M	YL322741A	212	1780.80	AVONDALE	NETTLESTONE	SEAVIEW	PO34 5DZ
001410466662	121101	3	8.4	MR	SLATER	C	WM929181C	108	907.20	17 TWYFORD CLOSE	BOURNEMOUTH		BH8 0PQ
001411884562	121101	3	8.4	MR	SLEE	TM	NH616550B	90	756.00	7 ACLANDS	SOUTH MOLTON		EX36 4AX
001410828962	121101	3	8.4	MR	SMITH	BP	YB657318D	180	1512.00	1 MANNACHIE ROAD	FORRES		IV36 2JT
001410876962	121101	3	8.4	MRS	SMITH	CA	YA097884B	180	1512.00	WOODLARKS	HUNDRED ACRES ROAD	WICKHAM	PO17 6HY
001410470462	121101	3	8.4	MR	SMITH	DS	YA666576A	180	1512.00	9 YEATMANS CLOSE	ENMORE GREEN	SHAFTESBURY	SP7 8LU
004423107760	290999	5	6.91	MR	SMITH	FHJ	YB650320B	234	1616.94	190 REMPSTONE ROAD	WIMBORNE		BH21 1SY
001410661862	121101	3	8.4	MR	SMITH	GJE	YT304294C	212	1780.80	CORNERWAYS	3 CARRINGTON WAY	WINCANTON	BA9 9JS
001410785162	121101	3	8.4	MR	SMITH	GW	YX057337A	135	1134.00	18 PENRITH CLOSE	VERWOOD		BH31 6XE
001410471262	121101	3	8.4	MR	SMITH	MP	NM658378C	90	756.00	7 SUNNYSIDE	KIRKBYMOORSIDE	YORK	YO62 6BL
001411885362	121101	3	8.4	MR	SMITH	RA	YZ901568C	266	2234.40	8 OAKFORD CLOSE	NORTH MOLTON	SOUTH MOLTON	EX36 3HF
001411640062	121101	3	8.4	MR	SMITH	RA	ZX067552C	108	907.20	54 PINEHURST ROAD	WEST MOORS	FERNDOWN	BH22 0AP
001410817362	121101	3	8.4	MR	SMITH	RS	NH110433D	289	2427.60	FIRCREST	47 MILES AVENUE	WAREHAM	BH20 7AS
001410779762	121101	3	8.4	MRS	SMITH	SA	YW687401D	352	2956.80	20 LIME CHASE	KIRKBYMOORSIDE	YORK	YO62 6BX
001411642762	121101	3	8.4	MR	SMITH	SR	WY589807B	352	2956.80	35 SUNNYCROFT	DOWNLEY	HIGH WYCOMBE	HP13 5UQ
004423122060	290999	5	6.91	MR	SOLLY	GP	NA699582D	371	2563.61	21 THE CROFT	FAREHAM		PO14 2EZ
001410961762	121101	3	8.4	MR	SPICER	KJ	WK202632C	180	1512.00	6 BIRCHETTS CLOSE	BRACKNELL		RG42 2DS
001411647862	121101	3	8.4	MR	SPILLER	RW	WA029861C	199	1671.60	30 THE OAKLANDS	MIDDLETON ONE ROW	DARLINGTON	DL2 1BD
001410685562	121101	3	8.4	MR	SQUIRES	MJ	NW074013B	131	1100.40	15 CARLYLE AVENUE	BARNSTAPLE		EX32 7AL
001410693662	121101	3	8.4	MR	STAKESBY-LEWIS	AM	JA770147D	266	2234.40	41 SALCOMBE CRESCENT	TOTTON	SOUTHAMPTON	SO40 8BQ
001411273162	121101	3	8.4	MR	STANGROOM	AC	YY187931D	212	1780.80	14 SARAH CLOSE	BOURNEMOUTH		BH7 7HH
001411086062	121101	3	8.4	MR	STEPHENS	E	JR225917B	180	1512.00	74 IVY ROAD	SOUTHAMPTON		SO17 2JN
004423134460	290999	5	6.91	MR	STEPHENS	SR	NZ086748A	459	3171.69	45 FITZPAIN ROAD	WEST PARLEY	FERNDOWN	BH22 8RZ
001410999462	121101	3	8.4	MR	STEVENS	NJ	NS513286B	144	1209.60	9 GLOUCESTER ROAD	MAIDENHEAD		SL6 7SN
004423137960	290999	5	6.91	MR	STEVENS	RB	NA223589A	459	3171.69	2 FOREST ROAD	FERNDOWN	DORSET	BH22 0EU

001411067462	121101	3	8.4	MR	STEVENS	RF	YX162119B	248	2083.20	21 HIGHFIELDS	BLANDFORD	DORSET	
001411150662	121101	3	8.4	MR	STEWART	BJ	YS240954C	90	756.00	21 KIRKLAND HILL	LHANBRYDE	ELGIN	IV30 8QH
001411352562	121101	3	8.4	MR	STOCKLEY	P	NM489691D	45	378.00	32 LOWER HILLSIDE ROAD	WOOL	WAREHAM	BH20 6EA
004423143360	290999	5	6.91	MR	STONEMAN	M	NE295861B	185	1278.35	SPINDLEBROOK	TANNERS RD	BARNSTAPLE	EX3 2QN
001411077162	121101	3	8.4	MR	STRAFFORD	I	NE030560D	180	1512.00	36 BLACKWATER MEWS	TOTTON	SOUTHAMPTON	SO40 2GL
001411410662	121101	3	8.4	MR	STROUD	S	YB504895A	149	1251.60	32 CORNAWAY LANE	FAREHAM		PO16 9DB
001410696062	121101	3	8.4	MR	SULLIVAN	AD	YW433815A	180	1512.00	86 WESTON LANE	SOUTHAMPTON		SO19 9HG
003527050768	101197	7	6.91	MR	SUTTON	BN	YM195529C	564	3897.24	54 BROADWAY	SOUTHBORNE	BOURNEMOUTH	BH6 4EF
004423153060	290999	5	6.91	MR	SYMES	RP	WA290805C	322	2225.02	42 GRAFTON AVENUE	WEYMOUTH		DT4 9RZ
004423154960	290999	5	6.91	MR	SYMONDS	J	YB668299B	185	1278.35	28 DORSET AVENUE	FERNDOWN		BH22 8HW
001411655962	121101	3	8.4	MR	SYMONS	SJ	NW439316A	126	1058.40	7 SPEARFIELD CLOSE	SOUTH MOLTON		EX36 4SE
001410473962	121101	3	8.4	MR	TAIT	SA	WL306922D	285	2394.00	4 OAKWOOD	BROADMAYNE	DORCHESTER	DT2 8UN
004423156560	290999	5	6.91	MR	TANTON	RH	WA027526D	136	939.76	28 BARTON MEADOW ROAD	HIGH BICKINGTON	UMBERLEIGH	EX37 9AN
001410913762	121101	3	8.4	MR	TAPP	J	NX708753A	266	2234.40	14 FAIRFIELD	BRATTON FLEMING	BARNSTAPLE	EX31 4RX
001410993562	121101	3	8.4	MRS	TAVENER	KD	WK795195C	108	907.20	5 BRAMLEY ROAD	KINSON	BOURNEMOUTH	BH10 5LU
001410294962	121101	3	8.4	MS	TAYLOR	GP	YE651780D	76	638.40	38 GIBSON ROAD	HIGH WYCOMBE		HP12 4QW
001411900062	121101	3	8.4	MR	TAYLOR	RJ	NS834389A	180	1512.00	22 DUNNOCK CLOSE	STOWMARKET		IP14 5UA
001410474762	121101	3	8.4	MR	TAYLOR	RT	ZX339487B	180	1512.00	13 WESTLANDS GROVE	FAREHAM		PO16 9AA
001411656762	121101	3	8.4	MRS	TAYLOR	S	WE022896B	180	1512.00	18 GREENACRES	PUDDLETOWN	DORCHESTER	DT2 8GF
001410701062	121101	3	8.4	MR	TAYLOR	TWJ	YK674162D	352	2956.80	3 ASTBURY AVENUE	POOLE		BH12 5DS
001410295762	121101	3	8.4	MR	THOMPSON	RA	YB505793D	104	873.60	52 ARUNDEL DRIVE	FAREHAM		PO16 7NS
004423167060	290999	5	6.91	MR	THOMSON	GJ	YP865244C	371	2563.61	46 GIBSON ROAD	POOLE		BH17 8QB
001411390862	121101	3	8.4	MR	THORNE	AN	NR889744D	108	907.20	31 LUXMOORE WAY	OKEHAMPTON		EX20 1UL
001411170062	121101	3	8.4	MR	THORP	A	WK209824A	199	1671.60	56 COVENTRY CLOSE	CORFE MULLEN	WIMBORNE	BH21 3UP
001411156562	121101	3	8.4	MR	THOURGOOD	AM	NM972795D	352	2956.80	4 ROSEWOOD COURT	ROTHWELL	LEEDS	LS26 0XG
004423175160	290999	5	6.91	MR	TOMLINSON	SE	WM426660D	371	2563.61	48 WINSTON ROAD	MOORDOWN	BOURNEMOUTH	BH9 3EQ
004423177860	290999	5	6.91	MR	TOMS	TFA	YH550965C	654	4519.14	6 THE LINDENS	BURTON	CHRISTCHURCH	BH23 7LN
001410711862	121101	3	8.4	MR	TOOLEY	BE	YB064639A	180	1512.00	27 OLD KILN ROAD	FLACKWELL HEATH	HIGH WYCOMBE	HP10 9NR
001410916162	121101	3	8.4	MR	TOVEY	CJ	YE124865A	126	1058.40	25 CEDAR GROVE	ROUNDSWELL	BARNSTAPLE	EX31 3QT
001411104262	121101	3	8.4	MR	TRICKETT	TM	YH539140A	90	756.00	21 WARLAND WAY	CORFE MULLEN	WIMBORNE	BH21 3TH
004423183260	290999	5	6.91	MR	TRISTRAM	A	WE271332C	185	1278.35	11 ST. JOHNS ROAD	POOLE		BH15 2NB
004423184060	290999	5	6.91	MR	TROY	S	NH561414B	928	6412.48	9 ABBOTSFIELD WAY	FAVERDALE	DARLINGTON	DL3 0GB
001411664862	121101	3	8.4	MR	TUITE	PA	YM920704C	352	2956.80	JUNE COTTAGE	TARRANT KEYNESTON	BLANDFORD FORUM	DT11 9JE
003527067168	101197	7	6.91	MR	TULLOCH	MD	YP270276A	1128	7794.48	8 COBBS LANE	POOLE		BH15 3LH
001410718562	121101	3	8.4	MR	TURNER	PVM	WK863555A	352	2956.80	14 VICTORIA AVENUE	UXBRIDGE		UB10 9AQ
004423195660	290999	5	6.91	MR	TYBJERG	J	YM088437B	683	4719.53	27 FERNWOOD CLOSE	ST IVES	RINGWOOD	BH24 2NQ
001410479862	121101	3	8.4	MR	UNDERHILL	M	WM064740D	298	2503.20	29 AYLEN ROAD	PORTSMOUTH		PO3 5HB
004423199960	290999	5	6.91	MR	VAN HOUTEN	P	YZ692757B	185	1278.35	24 THE LANT	SHEPSHED	LOUGHBOROUGH	LE12 9PD
001410763062	121101	3	8.4	MR	VEGLIO	AD	WE483173A	76	638.40	35 BURLEIGH ROAD	BOURNEMOUTH		BH6 5DZ
004423204960	290999	5	6.91	MR	VICKERS	PK	NA239182D	273	1886.43	92 KITCHENER CRESCENT	POOLE		BH17 7HX
001410721562	121101	3	8.4	MR	VILLA	RW	YP469637C	303	2545.20	19 PADDOCK CLOSE	STAPEHILL	WIMBORNE	BH21 7PA
001411116662	121101	3	8.4	MR	WAKEFIELD	DH	YB668399A	144	1209.60	67 COLOGNE ROAD	BOVINGTON	WAREHAM	BH20 6NT
001411666462	121101	3	8.4	MR	WALKER	WJ	NZ810385C	90	756.00	46 HILL PARK ROAD	GOSPORT		PO12 3EB
001411667262	121101	3	8.4	MR	WALSH	CJ	YZ169975D	285	2394.00	POTS COTTAGE	STUDRIDGE LANE	SPEEN	HP27 0SA
001411669962	121101	3	8.4	MR	WALSH	CJ	WB039085B	877	7366.80	23 BASEMOORS	BULLBROOK	BRACKNELL	RG12 2RG
004423217060	290999	5	6.91	MR	WALSH	PJ	YM252136A	273	1886.43	23 DEVITT CLOSE	READING		RG2 8EF
001411202262	121101	3	8.4	MR	WALTER	DC	YL137105D	180	1512.00	31 FARRIERS CLOSE	WIMBORNE		BH21 2UA
004423219760	290999	5	6.91	MR	WALTERS	D	WK295447B	234	1616.94	5 SLOPERS MEAD	SPETISBURY	BLANDFORD FORUM	DT11 9DR
004423220060	290999	5	6.91	MRS	WALTERS	SJ	WA272825D	185	1278.35	5 SLOPERS MEAD	SPETISBURY	BLANDFORD FORUM	DT11 9DR
004423222760	290999	5	6.91	MR	WARD	EH	YE242506D	185	1278.35	14 WEST END	KIRKBYMOORSIDE	YORK	YO62 6AF
001412071862	121101	3	8.4	MR	WARD	JL	YP262369B	352	2956.80	2 SORREL CLOSE	SOUTHAMPTON	HANTS	SO31 6XY
001410490962	121101	3	8.4	MR	WARD	VM	NS371342D	108	907.20	14 MAYFIELD AVENUE	POOLE		BH14 9NY
001411915962	121101	3	8.4	MR	WARDLE	PW	WK634671D	58	487.20	23 STONEHAVEN CLOSE	COALVILLE		LE67 4RY
001411187562	121101	3	8.4	MISS	WARKE	DA	WM337378A	149	1251.60	77 WOODLANDS AVENUE	POOLE		BH15 4EG
001411237562	121101	3	8.4	MISS	WARREN	CL	WM397969D	76	638.40	452 BUTTS ROAD	SOUTHAMPTON		SO19 1DD
004423231660	290999	5	6.91	MR	WARRENER	K	YZ176006C	234	1616.94	6 BRIGANTINE ROAD	SOUTHAMPTON	HANTS	SO31 9AE

004423232460	290999	5	6.91	MR	WARRINER	J	ZX483679B	371	2563.61	CRACROFT	KELDHOLME	KIRKBYMOORSIDE	YO62 6LZ
001410726662	121101	3	8.4	MR	WARRINGTON	AR	ZY555563B	877	7366.80	34 CENTRAL ROAD	PORTSMOUTH		PO6 1QG
001411672962	121101	3	8.4	MR	WATSON	MA	WM692118B	212	1780.80	38 KILN WAY	VERWOOD		BH31 6GE
001411323162	121101	3	8.4	MR	WATSON	RP	YX460039B	199	1671.60	38 WHITEHAYES ROAD	BURTON	CHRISTCHURCH	BH23 7PB
004423239160	290999	5	6.91	MR	WEBBER	DJ	NY008792A	87	601.17	OWL COTTAGE	81 EAST STREET	SOUTH MOLTON	EX36 3DQ
001410761462	121101	3	8.4	MR	WEEKES	CJ	JS157907D	90	756.00	2 WYVERN WAY	BLANDFORD FORUM		DT11 7XQ
004423240560	290999	5	6.91	MR	WELLGREEN	K	WP171416C	136	939.76	4 PHELIPPS ROAD	CORFE MULLEN	WIMBORNE	BH21 3NS
004423244860	290999	5	6.91	MR	WERNER	AR	NX419557B	273	1886.43	FINCHES	MOORLAND RISE	SOUTH MOLTON	EX36 4BX
001411121262	121101	3	8.4	MR	WESTON	G	WK795110A	126	1058.40	KIMBERLEY HOUSE	WIMBORNE	DORSET	BH21 4AG
001412088262	121101	3	8.4	MR	WHITAKER	RM	ZX131670C	180	1512.00	120 WINDHAM ROAD	BOURNEMOUTH		BH1 4RD
004423250260	290999	5	6.91	MR	WHITE	D.	YE968302A	371	2563.61	57 BARRACK ROAD	CHRISTCHURCH		BH23 1PD
004423252960	290999	5	6.91	MR	WHITE	GH	WB137027A	185	1278.35	6 GURNEY ROAD	CORFE MULLEN	WIMBORNE	BH21 3NQ
001411674562	121101	3	8.4	MR	WHITE	GR	YE144602D	529	4443.60	164 SOPWITH CRESCENT	WIMBORNE		BH21 1UA
001411675362	121101	3	8.4	MR	WHITE	KJ	WL623698B	289	2427.60	8 FAIR RIDGE	MARLOW HILL	HIGH WYCOMBE	HP11 1PL
004423254560	290999	5	6.91	MR	WHITE	PD	NE705317B	928	6412.48	18 PADDOCK GROVE	VERWOOD		BH31 6HN
004423255360	290999	5	6.91	MR	WHITE	R	YA651290D	928	6412.48	15 ENFIELD CRESCENT	POOLE		BH15 3SJ
001410301562	121101	3	8.4	MR	WHITE	R	YA651290D	285	2394.00	15 ENFIELD CRESCENT	POOLE		BH15 3SJ
001411676162	121101	3	8.4	MR	WHITE	SJ	YR097238A	90	756.00	54 SOUTHCROFT ROAD	GOSPORT		PO12 3LD
001411679662	121101	3	8.4	MR	WHITMARSH	K	NA869296B	90	756.00	21 MIDDLE ROAD	BOURNEMOUTH		BH10 5JU
001411407662	121101	3	8.4	MR	WIDDUS	A	ZX551489A	285	2394.00	8 ROBINIA CLOSE	WATERLOOVILLE		PO7 8HF
001411682662	121101	3	8.4	MR	WIFFEN	RT	WK386278A	180	1512.00	8 NIGHTJAR CLOSE	CREEKMOOR	POOLE	BH17 7YN
001411157362	121101	3	8.4	MR	WIGHAM	IA	WK747256C	180	1512.00	58 NORMANBY ROAD	NORTHALLERTON		DL7 8RW
004423267760	290999	5	6.91	MR	WILKINSON	TR	WK786871B	371	2563.61	3 ST. JAMES ROAD	FERNDOWN		BH22 9NY
001410499262	121101	3	8.4	MR	WILLIAMS	DV	YK647310C	199	1671.60	4 SHERIDAN GARDENS	SOUTHAMPTON	HANTS	SO40 8TP
001410742862	121101	3	8.4	MR	WILLIAMS	PE	YY101321B	108	907.20	113 BARNS ROAD	FERNDOWN		BH22 8XQ
001410743662	121101	3	8.4	MRS	WILSON	CA	YT186695D	248	2083.20	60 HINTON WOOD AVENUE	CHRISTCHURCH		BH23 5AJ
001410939062	121101	3	8.4	MRS	WISHART	J	YB408522C	144	1209.60	DRUMNOD	6 LANCASTER ROAD	HIGH WYCOMBE	HP12 3NN
001411051862	121101	3	8.4	MR	WOOD	CM	ZY666584B	180	1512.00	59A ARUNDEL ROAD	SANDS	HIGH WYCOMBE	HP12 4NF
001411926462	121101	3	8.4	MR	WOOD	JH	YS269866C	180	1512.00	FIR TREE COTTAGE	RAMSDEAN	PETERSFIELD	GU32 1RU
001410503462	121101	3	8.4	MR	WOODBRIDGE	BP	NA817702B	104	873.60	43 GORE ROAD	BURNHAM	SLOUGH	SL1 8AB
004423287160	290999	5	6.91	MR	WOOLACOTT	MT	YK607779A	185	1278.35	BROADLANDS	8C BROADCLOSE ROAD	STICKLEPATH	EX31 2DN
001410910262	121101	3	8.4	MR	WOOLLARD	SE	YE242986D	352	2956.80	1 ACRE LANE	WATERLOOVILLE		PO7 8RJ
004423290160	290999	5	6.91	MR	WORBOYS	RE	YE014533B	1064	7352.24	50 ST. CATHERINES CRESCENT	SHERBORNE		DT9 6DE
001410988962	121101	3	8.4	MR	WORT	IJ	YL311468A	352	2956.80	21 SANDISPLATT	FAREHAM		PO14 3AG
001411099262	121101	3	8.4	MR	WRIGHT	GM	NR735082D	90	756.00	36 MERRIEFIELD AVENUE	BROADSTONE		BH18 8DD
001410505062	121101	3	8.4	MR	WRIGHT	R	ZS578454D	90	756.00	14 HOPETOWN LANE	DARLINGTON		DL3 6RQ
004423294460	290999	5	6.91	MR	WRIGHT	R	ZS578454D	185	1278.35	14 HOPETOWN LANE	DARLINGTON		DL3 6RQ
001411689362	121101	3	8.4	MR	WYATT	LJ	ZX244651A	180	1512.00	12 HAYWARD WAY	VERWOOD		BH31 6HS
004423295260	290999	5	6.91	MR	WYATT	LJ	ZX244651A	459	3171.69	12 HAYWARD WAY	VERWOOD		BH31 6HS
001411691562	121101	3	8.4	MR	YOUNG	JRH	YM613305C	90	756.00	ENFIELD	HIGHER MERLEY ROAD	CORFE MULLEN	BH21 3EG
004423301060	290999	5	6.91	MR	YOUNG	MA	WK974178D	459	3171.69	33 DUDSBURY CRESCENT	FERNDOWN		BH22 8JG
001411248062	121101	3	8.4	MR	YOUNG	MP	NM742908A	180	1512.00	33 HORSHAM AVENUE	KINSON	BOURNEMOUTH	BH10 7JB
Totals								199225	1523725.63				

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 6th January 2005

Present: G F Page - Chairman
A E Cook - By telephone

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	A W Vaughan	06.01.05	1,530	£16,569.90

It was resolved that a total of 1,530 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
A W Vaughan	1,530	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,530 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..................................
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 6th January 2005

Present: G F Page - Chairman
A E Cook - By telephone

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	A Jackson	06.01.05	1,385	£14,999.55

It was resolved that a total of 1,385 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
A Jackson	1,385	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,385 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 5th January 2005

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	P S Bradshaw	5.1.05	1,500	£16245.00

It was resolved that a total of 1,500 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P S Bradshaw	1,500	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,500 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 5th January 2005

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that Mr R C Laws had given notice to the company (such notice being accompanied by the appropriate subscription price £4,216.60) in compliance with the Scheme rules exercising her options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 503 new ordinary shares of 25p nominal value each be allotted to the said participant in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
Mr R C Laws	151	811
	176	815
	104	744
	72	914
Total:	503	

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold	Spouse Shares Keep
001226393761	061100	5	8.36	MR	LAWS	RC	YK593833A	151	1262.36	0	151	0	0
001411031362	121101	5	8.4	MR	LAWS	RC	YK593833A	176	1478.40	0	176	0	0
004830281563	141102	5	7.69	MR	LAWS	RC	YK593833A	104	799.76	0	104	0	0
005174944864	141103	5	9.39	MR	LAWS	RC	YK593833A	72	676.08	0	72	0	0
Totals								503	4216.60	0	503	0	0

Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
27 BROOMHOUSE PARK	BROOK RISE	WITHERIDGE	DEVON		EX16 8HB	RAYMOND CLIVE	HTE
27 BROOMHOUSE PARK	BROOK RISE	WITHERIDGE	DEVON		EX16 8HB	RAYMOND CLIVE	HTE
27 BROOMHOUSE PARK	BROOK RISE	WITHERIDGE	DEVON		EX16 8HB	RAYMOND CLIVE	HTE
27 BROOMHOUSE PARK	BROOK RISE	WITHERIDGE	DEVON		EX16 8HB	RAYMOND CLIVE	HTE

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 22nd December 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that Mr P J Best had given notice to the company (such notice being accompanied by the appropriate subscription price £3,641.57) in compliance with the Scheme rules exercising her options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 527 new ordinary shares of 25p nominal value each be allotted to the said participant in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
Mr P Best	527	666

Schedule 1.1

BULK PROOF LISTING

Name of Company : COBHAM PLC

Address of Company : BROOK ROAD
WIMBORNE
DORSET

BH21 2BJ

Method of Payment : PAYMENT THROUGH A CHEQUE

Number of Accounts	:	1
Number of Company Cheques	:	1
Balance to Company	:	3,641.57
No of Shares Exercised		527
Total Shares to Keep		527
Total Shares to Sell		0
Total Shares Keep Spouse	:	0
Total Shares Sell Spouse		0
Share Allotment (Nominee)		0

(Checked By) [signature]
Processing Date : 22DEC-2004 09:29

BULK PROOF LISTING

Account No. : 3527140668 **Name :** BEST, PJ MR

Closure Date 22-DEC-2004

SHARES **Method** CHEQUE **Payee** COBHAM PLC **Payee Address:**

RESIDUE **Method** CHEQUE **Payee** BEST, PJ MR **Payee Address:** 12 RALPH ROAD, CORFE MULLEN, WIMBORNE, BH21 3NX, UNITED KINGDOM

Corr. Address
12 RALPH ROAD
CORFE MULLEN
WIMBORNE

BH21 3NX UNITED KINGDOM

Capital 3,450.00 **Interest** 194.83 **Bonus** 0.00 **Fee** 0.00 **Total Balance** 3,644.83

Shares Allocated 564 **Share Amount** 3,641.57 **Residue Amount** 3.26 **Residue Payment to :** To Account

No. of Shares 527 **Feeder Ledger Bal** **Feeder Closing In**

Feeder Acc No

Comment : **(User)** U02440

Shares to Keep 527 **Shares Keep Spouse/ISA** 0 **Processing Date :** 22-DEC-2004 09:29

Shares to Sell 0 **Shares Sell Spouse/TD Nominee** 0

For audit, remuneration and board see page 50.

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 6th December 2004

Present:	A E Cook	-	Chairman
	A Stevens		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 433 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

BULK PROOF LIST FOR COBHAM PLC

Closure Date 01-DEC-2004

No of Shares 355 2847.81

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 01-DEC-2004 at 10:14

Pages Printed : 00003

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4829747163	NIX, RCR MR	17 CHARLTON ON THE HILL DT11 9	189	1453.41	79261
1412130762	NIX, RCR MR	17 CHARLTON ON THE HILL DT11 9	166	1394.40	79261

C'osure Listing for COBHAM PLC | Closure Date 01-DEC-2004 | Page: 00001

Account No	Employee Details				Option Details			
001412130762	MR RCR NIX	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1394.40
	ROY CHARLES RICHARD	NI No YK662248C	Grant Date	121101	Shares Exer	166	Cheque No	617384
	17 CHARLTON ON THE HILL		Term	3	Balance	1360.00	Ind Amount	3.00
	CHARLTON MARSHALL		Sub Amount	40.00	Interest	37.40	Cheque No	617386
	BLANDFORD FORUM	Left Date 160704	Reason	HEALTH				
		Location FRL						
	DT11 9NR							
004829747163	MR RCR NIX	Emp No4287	Open Date	010203	Opt Price	7.690000	Company Amt	1453.41
	ROY CHARLES RICHARD	NI No YK662248C	Grant Date	141102	Shares Exer	189	Cheque No	617384
	17 CHARLTON ON THE HILL		Term	5	Balance	1430.00	Ind Amount	1.64
	CHARLTON MARSHALL		Sub Amount	65.00	Interest	25.05	Cheque No	617385
	BLANDFORD FORUM	Left Date 160704	Reason	HEALTH				
		Location FRL						
	DT11 9NR							

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
004830773663	141102	3	7.69	MR	HALLIDAY	S	WM793965C	78	599.82	0	78	0
Totals								**78**	**599.82**	**0**	**78**	**0**

Export_Control

Spouse Shares Keep	Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
0	16 SHAW DRIVE	KIRKBYMOORSIDE	YORK			YO62 6PS	SIMON	SAL
0								

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
S Halliday	78	744
	189	744
R Nix	166	815
"		
Total:	433	

6

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 25th November 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 696 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

BULK PROOF LIST FOR		COBHAM PLC
Closure Date		24-NOV-2004
No of Shares		~~347~~ 696 ~~2533.37~~ £ 4944.96
Module Name	:	SAV0033B
Actioned by	:	root
Report Date/Time	:	24-NOV-2004 at 09:54
Pages Printed	:	00003

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4422158660	BARRY, J MR	55 GOSLIPGATE YO18 8DQ	251	1734.41	78938
1411303762	CHAPMAN, S MRS	40 FENTUM ROAD GU2 9SA	52	436.80	78938
4829905963	CHAPMAN, S MRS	40 FENTUM ROAD GU2 9SA	30	230.70	78938
5175321664	CHAPMAN, S MRS	40 FENTUM ROAD GU2 9SA	14	131.46	78938

Closure listing for COBHAM PLC closure date 24-NOV-2004

Account number	Employee details				
004422697960	Mr RFJeskins 11 Butler Court Byron Close Marlow SL7 1UE	Emp no NI no ZW332453C Left Date 271203 Location CEL	Open date 010200 Grant date 290999 Term 5 Sub Amt 47.00 Reason DECEASED	Option price 6.91 Shares exercised 349 Balance 2256.00 Interest 161.98	Comp Amt 2411.59 Cheque no 417113 Ind Amount 6.39 Cheque no 417114



STATUTORY DECLARATION

The Building Societies Act 1986 Schedule 7

Before completing this declaration please answer the following questions:

1. Is there a will? ~~Yes~~/No 2. Are you a blood relative? ~~Yes~~/No 3. Are you a spouse? Yes/~~No~~

If you have answered "Yes" to any of the above questions, you may complete this declaration.

If you have answered "No" to all of the above questions, do not proceed with this declaration, but seek legal advice.

I/~~We~~* (full name(s) of Declarant(s))

PATRICIA DOREEN JESKINS

of (full address(es) of Declarant(s))

11 BUTLER COURT, BYRON CLOSE, MARLOW. BUCKS SL7 1UE

do solemnly and sincerely declare that

1. (full name of deceased)

RONALD FRANCIS JESKINS

late of (full address of deceased)

11 BUTLER COURT, BYRON CLOSE, MARLOW. BUCKS, SL7 1UE

died on the 27th day of DECEMBER 2003

at WYCOMBE GENERAL HOSPITAL

2. At the date of death the said deceased left a sum of money in the funds of the Yorkshire Building Society whose Head Office is situate at Yorkshire House, Yorkshire Drive in the City of Bradford under account number(s)

4422697960

and at the date of death of the said deceased the amount standing to the credit of the said account(s) with interest thereon did not exceed £15000.00

3. I/~~We~~* am/~~are~~* beneficially entitled under the last will of the deceased or under the applicable law of intestacy to receive the sum invested.

4. I/~~We~~* make this solemn declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Signature(s) of Declarant(s) [signature]

Declared at High Wycombe

this 15 day of November 2004

before me [signature]

a ~~Commissioner for Oaths*~~/Solicitor*/~~Notary Public*/ Justice of the Peace*~~

Name of Firm (if applicable)

Address

Fendom Dawson
Solicitors
6 Easton Street, High Wycombe
Bucks HP11 1NJ

* Delete where inapplicable
- depending on legal qualifications

Please turn over if there is more than one beneficiary and they are unable to make the declaration at the same time

To improve the quality of our service, all communications with the Society may be monitored or recorded for staff training and your protection and security.

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
Barry J	251	666
Chapman S	52	815
Chapman S	30	744
Chapman S	14	914
Jeskins R F	349	666
TOTAL:	696	

COBHAM PLC

Minutes of a duly authorised committee of the board (committee appointed at the board meeting held on 8th September 2004 see minute 15) held at Brook Road, Wimborne, Dorset BH21 2BJ on Tuesday 16th November 2004

Present: **A E Cook – Chairman**
W G Tucker

1. Declaration of Interests

The directors present declared pursuant to section 317 Companies Act 1985 their interests in the business to be conducted by the meeting by virtue of their being potential grantees of options under the Cobham Savings Related Share Option Scheme (2004).

2. Cobham Savings Related Share Option Scheme (2004)("the Scheme")

2.1 It was reported that:

2.1.1 on 25th October 2004 an offer was made to eligible participants to apply for options over a total of 450,000 ordinary shares of 25p each in the capital of the company at an option price of £10.76 per share;

2.1.2 when the offer closed, 1,514 eligible participants had applied for options over 442,100 ordinary shares.

2.2 It was resolved that options over 442,100 ordinary shares of 25p each in the capital of the company be granted at the option price of £10.76 per share to the said 1,514 eligible participants.

.......................................
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 16th November 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.97	P R Richardson	15.11.04	928	£7,941.82
15.09.99	"	"	980	£8,375.67

It was resolved that a total of 1,908 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P Richardson	928	£8.308
	980	£8.2966

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,400 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101 and a certificate for 508 shares being the balance of the shares being exercised;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

1

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 4th November 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,094 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

--

BULK PROOF LIST FOR COBHAM PLC

Closure Date		27-OCT-2004	
No of Shares		1732	14543.77
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	27-OCT-2004 at 10:20	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4829536363	CAMFIELD, MJ MR	27 ANGLERS WAY SO31 7JH	91	699.79	78077
1410986262	CAMFIELD, MJ MR	27 ANGLERS WAY SO31 7JH	96	806.40	78077
1410194262	GAMBLE, J MR	39 WEST END YO62 6AD	68	571.20	78077
4830774463	GAMBLE, J MR	39 WEST END YO62 6AD	38	292.22	78077
5175614264	GAMBLE, J MR	39 WEST END YO62 6AD	27	253.53	78077
1411515362	GOODALL, VJ MRS	29 SELKIRK CLOSE BH21 1TN	161	1352.40	78077
4829999763	GOODALL, VJ MRS	29 SELKIRK CLOSE BH21 1TN	180	1384.20	78077
5175132964	GOODALL, VJ MRS	29 SELKIRK CLOSE	54	507.06	78077
4829411163	SMITH, MR MR	THE HOLLIES GL2 7LW	35	269.15	78077
1226477161	SMITH, MR MR	THE HOLLIES GL2 7LW	529	4422.44	78077
1410467462	SMITH, MR MR	THE HOLLIES GL2 7LW	271	2276.40	78077
5175480864	LARRAD, PJ MR	19 RUSSELL AVENUE BH19 2ED	182	1708.98	78077

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO
004830392763	141102	3	7.69	MR	TOMS	WH	ZT568467D
005175019564	141103	3	9.39	MR	TOMS	WH	ZT568467D
001411301062	121101	3	8.4	MRS	YOUNG	A	ZW807384B
Totals							

Spouse Shares Keep	Address1	Address2	Address3	Address4
0	BRIAR COTTAGE	YARNSCOMBE	BARNSTAPLE	
0	BRIAR COTTAGE	YARNSCOMBE	BARNSTAPLE	
0	47 OAKLEY HILL	WIMBORNE		
0				

ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
58	446.02	0	58	0
205	1924.95	0	205	0
99	831.60	0	99	0
362	**3202.57**	**0**	**362**	**0**

7

Address5	Postcode	Forenames	Location
	EX31 3LX	WILFRED	HTE
	EX31 3LX	WILFRED	HTE
	BH21 1QQ	ANN	FRL

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
M J Camfield	91	815
"	96	744
J Gamble	68	815
"	38	744
"	27	914
V J Goodall	161	815
"	180	744
"	54	914
M R Smith	35	744
"	529	811
"	271	815
P J Larrad	182	914
W H Toms	58	744
A Young	205	914
"	99	915
Total:	2094	

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 3rd November 2004

Present: **A E Cook** - **Chairman**
W Tucker

In attendance: **A Weston** - **Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	M R Smith	3.11.04	1,590	£14,495.39

1.2 The Cobham Executive Share Option Scheme (1994) – [Un-approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	"	"	449	£4,093.35
20.11.01	"	"	1,431	£15,497.73
30.10.03	"	"	1,598	£18,949.56

It was resolved that a total of 5,068 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
M R Smith	2,039	£8.8666
	1,431	£10.58
	1,598	£11.6083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 5,068 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 3rd November 2004

Present: A E Cook - Chairman
W Tucker

In attendance: A Weston - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	P D Calver	3.11.04	1,674	£18,129.42

1.2 The Cobham Executive Share Option Scheme (1994) – [Un-approved]

20.11.01	"	"	3,231	£34,991.73
30.11.03	"	"	9,202	£109,120.08

It was resolved that a total of 14,107 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P D Calver	1,674	£10.58
	9,202	£11.6083
	3,231	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 14,107 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 21st October 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,653 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
Grimes J	58	744
Garlinge I	36	815
Gordon I	213	744
	27	914
Howard A R	161	815
	91	744
	72	914
James K J	782	815
Stone A R	14	914
	56	811
	36	815
	22	744
Keir D	36	815
Waterfield N J	783	811
Foulger D A	266	744
TOTAL:	2,653	

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		20-OCT-2004	
No of Shares		782	6568.80
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	20-OCT-2004 at 10:07	
Pages Printed	:	00003	

20-OCT-2004 SAV0033B - Closure Processing Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410233762	JAMES, KJ MR	13 BARROWGATE WAY BH8 OHD	782	6568.80	77836

```
13-OCT-2004          SAV0033B - Closure Processing              Page 00003
***********          *****************************              **********

---------------------------------------------------------------------------

BULK PROOF LIST FOR     COBHAM PLC

Closure Date            13-OCT-2004

No of Shares            1871          15333.21

Module Name        :    SAV0033B

Actioned by        :    root

Report Date/Time   :    13-OCT-2004 at 10:27

Pages Printed      :    00003
```

13-OCT-2004 SAV0033B - Closure Processing Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4829322063	GRIMES, J MR	MELDON SO32 2BH	58	446.02	77698
1411795462	GARLINGE, T MR	364 POOLE ROAD BH12 1AW	36	302.40	77698
4830263763	GORDON, I MR	ASHCROFT EX33 2AY	213	1637.97	77698
5174961864	GORDON, I MR	ASHCROFT EX33 2AY	27	253.53	77698
1410950162	HOWARD, AR MR	19 PORTCHESTER RISE SO50 4QS	161	1352.40	77698
4829337963	HOWARD, AR MR	19 PORTCHESTER RISE SO50 4QS	91	699.79	77698
5174765864	HOWARD, AR MR	19 PORTCHESTER RISE SO50 4QS	72	676.08	77698
5174906564	STONE, AR MR	47 OAKFORD VILLAS EX36 3HJ	14	131.46	77698
1227055061	STONE, AR MR	47 OAKFORD VILLAS EX36 3HJ	56	468.16	77698
1411423862	STONE, AR MR	47 OAKFORD VILLAS EX36 3HJ	36	302.40	77698
4830308063	STONE, AR MR	47 OAKFORD VILLAS EX36 3HJ	22	169.18	77698
1411829262	KEIR, D MR	25 CLEMENT PARK ROAD DD2 3NF	36	302.40	77698
1226518261	WATERFIELD, NJ MR	OLD ORCHARD BH21 5HY	783	6545.88	77698
4829996263	FOULGER, DA MR	UPLANDS SP5 2JF	266	2045.54	77698

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 7th October 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,895 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

............................

Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
R Astridge	314	815
S E Gates	180	744
A Horner	27	914
A Ive	46	914
A T Kendall	252	744
	73	914
	314	815
	314	666
C Otway	91	914
	283	811
	74	744
M A Shaffer	233	744
	54	914
B E Sharman	189	815
	111	744
	340	811
Total:	**2,895 shares**	

BULK PROOF LIST FOR COBHAM PLC

Closure Date 06-OCT-2004

No of Shares 2895 23509.81

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 06-OCT-2004 at 11:27

Pages Printed : 00003

06-OCT-2004 | SAV0033B - Closure Processing | Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4829741263	SHARMAN, BE MR	27 DIPROSE ROAD BH21 3QY	111	853.59	77535
1227019461	SHARMAN, BE MR	27 DIPROSE ROAD BH21 3QY	340	2842.40	77535
1226775461	OTWAY, C MRS	TOWN HOUSE 3 BH15 1BQ	283	2365.88	77535
5175212064	OTWAY, C MRS	TOWN HOUSE 3	91	854.49	77535
4830150963	OTWAY, C MRS	TOWN HOUSE 3 BH15 1BQ	74	569.06	77535
4829405763	SCHAFFER, MA MR	12 THISTLE CLOSE BH23 4UP	233	1791.77	77535
5174867064	SCHAFFER, MA MR	12 THISTLE CLOSE BH23 4UP	54	507.06	77535
5174824764	HORNER, A MR	16 GREYSHOTT AVENUE PO14 3JD	27	253.53	77535
4829893163	GATES, SE MRS	5 CUTHBURY CLOSE BH21 1EH	180	1384.20	77535
1411430062	ASTRIDGE, R MR	128 MILLER DRIVE PO16 7LW	314	2637.60	77535
5175128064	KENDALL, AT MR	27 WOOLSBRIDGE ROAD	73	685.47	77535
4829985763	KENDALL, AT MR	27 WOOLSBRIDGE ROAD BH24 2LS	252	1937.88	77535
1411554462	KENDALL, AT MR	27 WOOLSBRIDGE ROAD BH24 2LS	314	2637.60	77535
3526862668	KENDALL, AT MR	27 WOOLSBRIDGE ROAD BH24 2LS	314	2169.74	77535
5174874364	IVE, A MR	25 MANOR GARDENS	46	431.94	77535
1411374662	SHARMAN, BE MR	27 DIPROSE ROAD BH21 3QY	189	1587.60	77535

Account No	Employee Details					Option Details			
001411430062	MR R ASTRIDGE		Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	2637.60
	RONALD		NI No YX941595C	Grant Date	121101	Shares Exer	314	Cheque No	597333
	128 MILLER DRIVE			Term	5	Balance	2574.00	Ind Amount	5.04
	FAREHAM			Sub Amount	78.00	Interest	68.64	Cheque No	597343
			Left Date 300904	Reason	REDUND				
			Location FRHIT						
		PO16 7LW							
004829893163	MRS SE GATES		Emp No5087	Open Date	010203	Opt Price	7.690000	Company Amt	1384.20
	SUSAN		NI No YE591288A	Grant Date	141102	Shares Exer	180	Cheque No	597333
	5 CUTHBURY CLOSE			Term	3	Balance	1365.00	Ind Amount	3.57
	WIMBORNE			Sub Amount	65.00	Interest	22.77	Cheque No	597342
			Left Date 300904	Reason	REDUND				
			Location FRL						
		BH21 1EH							
005174824764	MR A HORNER		Emp No51565	Open Date	010204	Opt Price	9.390000	Company Amt	253.53
	ANDREW		NI No NS520786A	Grant Date	141103	Shares Exer	27	Cheque No	597333
	16 GREYSHOTT AVENUE			Term	3	Balance	261.00	Ind Amount	7.47
	FAREHAM			Sub Amount	29.00	Interest	0.00	Cheque No	597341
			Left Date 300904	Reason	REDUND				
			Location FRHIT						
		PO14 3JD							
005174874364	MR A IVE		Emp No52085	Open Date	010204	Opt Price	9.390000	Company Amt	431.94
	ALAN DOUGLAS		NI No YM374528C	Grant Date	141103	Shares Exer	46	Cheque No	597333
	25 MANOR GARDENS			Term	3	Balance	432.00	Ind Amount	0.06
	SOUTHBOURNE			Sub Amount	48.00	Interest	0.00	Cheque No	597348
	ENSWORTH		Left Date 300904	Reason	REDUND				
	HANTS		Location FRHIT						
001411554462	MR AT KENDALL		Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	2637.60
	ALAN THOMAS		NI No WL517352B	Grant Date	121101	Shares Exer	314	Cheque No	597333
	27 WOOLSBRIDGE ROAD			Term	3	Balance	2574.00	Ind Amount	5.04
	ST. LEONARDS			Sub Amount	78.00	Interest	68.64	Cheque No	597346
	RINGWOOD		Left Date 300904	Reason	REDUND				
			Location FRL						
		BH24 2LS							

```
Account No    Employee Details                                                 Option Details

003526862668  MR    AT  KENDALL                 Emp No          Open Date  010298  Opt Price     6.910000  Company Amt  2169.74
              ALAN THOMAS                       NI No WL517352B Grant Date 101197  Shares Exer        314  Cheque No     597333
              27 WOOLSBRIDGE ROAD                               Term            7  Balance        2070.00  Ind Amount      6.27
              ST. LEONARDS                                      Sub Amount  30.00  Interest        106.01  Cheque No     597347
              RINGWOOD                          Left Date 300904 Reason    REDUND
                                                Location  FRL
                                     BH24 2LS
004829985763  MR    AT  KENDALL                 Emp No6066      Open Date  010203  Opt Price     7.690000  Company Amt  1937.88
              ALAN THOMAS                       NI No WL517352B Grant Date 141102  Shares Exer        252  Cheque No     597333
              27 WOOLSBRIDGE ROAD                               Term            3  Balance        1911.00  Ind Amount      4.98
              ST. LEONARDS                                      Sub Amount  91.00  Interest         31.86  Cheque No     597345
              RINGWOOD                          Left Date 300904 Reason    REDUND
                                                Location  FRL
                                     BH24 2LS
005175128064  MR    AT  KENDALL                 Emp No6066      Open Date  010204  Opt Price     9.390000  Company Amt   685.47
              ALAN THOMAS                       NI No WL517352B Grant Date 141103  Shares Exer         73  Cheque No     597333
              27 WOOLSBRIDGE ROAD                               Term            3  Balance         693.00  Ind Amount      7.53
              ST. LEONARDS                                      Sub Amount  77.00  Interest          0.00  Cheque No     597344
              RINGWOOD                          Left Date 300904 Reason    REDUND
                                                Location  FRHWIM
                                     BH24 2LS
001226775461  MRS   C   OTWAY                   Emp No          Open Date  010201  Opt Price     8.360000  Company Amt  2365.88
              CATHERINE                         NI No NE057584D Grant Date 061100  Shares Exer        283  Cheque No     597333
              TOWN HOUSE 3                                      Term            5  Balance        2250.00  Ind Amount      7.98
              6 CASTLE STREET                                   Sub Amount  50.00  Interest        123.86  Cheque No     597336
              POOLE                             Left Date 300904 Reason    REDUND
                                                Location  FRL
                                     BH15 1BQ
004830150963  MRS   C   OTWAY                   Emp No6903      Open Date  010203  Opt Price     7.690000  Company Amt   569.06
              CATHERINE                         NI No NE057584D Grant Date 141102  Shares Exer         74  Cheque No     597333
              TOWN HOUSE 3                                      Term            3  Balance         567.00  Ind Amount      7.44
              6 CASTLE STREET                                   Sub Amount  27.00  Interest          9.50  Cheque No     597338
              POOLE                             Left Date 300904 Reason    REDUND
                                                Location  FRL
                                     BH15 1BQ
```

Closure Listing for COBHAM PLC — Closure Date 06-OCT-2004 —

Account No	Employee Details				Option Details			
005175212064	MRS C OTWAY	Emp No6903	Open Date	010204	Opt Price	9.390000	Company Amt	854.49
	CATHERINE	NI No NE057584D	Grant Date	141103	Shares Exer	91	Cheque No	597333
	TOWN HOUSE 3		Term	3	Balance	855.00	Ind Amount	0.51
	6 CASTLE STREET		Sub Amount	95.00	Interest	0.00	Cheque No	597337
	POOLE	Left Date 300904	Reason	REDUND				
		Location FRHWIM						
	BH15 1BQ							
004829405763	MR MA SCHAFFER	Emp No52054	Open Date	010203	Opt Price	7.690000	Company Amt	1791.77
	MARK	NI No NR988044C	Grant Date	141102	Shares Exer	233	Cheque No	597333
	12 THISTLE CLOSE		Term	3	Balance	1764.00	Ind Amount	1.63
	CHRISTCHURCH		Sub Amount	84.00	Interest	29.40	Cheque No	597339
		Left Date 300904	Reason	REDUND				
		Location FRHIT						
	BH23 4UP							
005174867064	MR MA SCHAFFER	Emp No52054	Open Date	010204	Opt Price	9.390000	Company Amt	507.06
	MARK	NI No NR988044C	Grant Date	141103	Shares Exer	54	Cheque No	597333
	12 THISTLE CLOSE		Term	3	Balance	513.00	Ind Amount	5.94
	CHRISTCHURCH		Sub Amount	57.00	Interest	0.00	Cheque No	597340
		Left Date 300904	Reason	REDUND				
		Location FRHIT						
	BH23 4UP							
001227019461	MR BE SHARMAN	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	2842.40
	BRIAN EDWARD	NI No YA652624A	Grant Date	061100	Shares Exer	340	Cheque No	597333
	27 DIPROSE ROAD		Term	5	Balance	2700.00	Ind Amount	6.10
	CORFE MULLEN		Sub Amount	60.00	Interest	148.50	Cheque No	597335
	WIMBORNE	Left Date 300404	Reason	REDUND				
		Location FRL						
	BH21 3QY							
001411374662	MR BE SHARMAN	Emp No	Open Date	010202	Opt Price	8.400000	Company Amt	1587.60
	BRIAN EDWARD	NI No YA652624A	Grant Date	121101	Shares Exer	189	Cheque No	597333
	27 DIPROSE ROAD		Term	3	Balance	1551.00	Ind Amount	4.79
	CORFE MULLEN		Sub Amount	47.00	Interest	41.39	Cheque No	597349
	WIMBORNE	Left Date 300404	Reason	REDUND				
		Location FRL						
	BH21 3QY							

Closure Listing for COBHAM PLC Closure Date 06-OCT-2004 Page: 00004

Account No	Employee Details				Option Details			
004829741263	MR BE SHARMAN	Emp No4249	Open Date	010203	Opt Price	7.690000	Company Amt	853.59
	BRIAN EDWARD	NI No YA652624A	Grant Date	141102	Shares Exer	111	Cheque No	597333
	27 DIPROSE ROAD		Term	3	Balance	840.00	Ind Amount	0.41
	CORFE MULLEN		Sub Amount	40.00	Interest	14.00	Cheque No	597334
	WIMBORNE	Left Date 300404	Reason	REDUND				
		Location FRL						
	BH21 3QY							

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	2895
No of Individual Cheques	16
Value of Individual Cheques	74.76
Value of other ind payments	0.00

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 1st October 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	A Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that Mrs G R Mitchell had given notice to the company (such notice being accompanied by the appropriate subscription price £2,896.14) in compliance with the Scheme rules exercising her options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 353 new ordinary shares of 25p nominal value each be allotted to the said participant in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
Mr G R Mitchell	271	821
	82	744

```
-------------------------------------------------------------------------------
BULK PROOF LIST FOR     COBHAM PLC

Closure Date             29-SEP-2004

No of Shares               353          2896.14

Module Name        :     SAV0033B

Actioned by        :     root

Report Date/Time   :     29-SEP-2004 at 11:31

Pages Printed      :     00003
```

29-SEP-2004 SAV0033B - Closure Processing Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1226422461	MITCHELL, GR MR	HOLMLEA DT11 7TQ	271	2265.56	77347
4829903263	MITCHELL, GR MR	HOLMLEA DT11 7TQ	82	630.58	77347

Closure Listing for COBHAM PLC Closure Date 29-SEP-2004 Page: 00001

Account No	Employee Details					Option Details			
001226422461	MR GR MITCHELL	Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	2265.56
	GORDON RICHARD	NI No	ZY571418A	Grant Date	061100	Shares Exer	271	Cheque No	594033
	HOLMLEA			Term	5	Balance	2150.00	Ind Amount	2.80
	108 SALISBURY ROAD			Sub Amount	50.00	Interest	118.36	Cheque No	594034
	BLANDFORD FORUM	Left Date	190404	Reason	REDUND				
		Location	FRL						
	DT11 7TQ								
004829903263	MR GR MITCHELL	Emp No	5184	Open Date	010203	Opt Price	7.690000	Company Amt	630.58
	GORDON RICHARD	NI No	ZY571418A	Grant Date	141102	Shares Exer	82	Cheque No	594033
	HOLMLEA			Term	3	Balance	627.00	Ind Amount	6.92
	108 SALISBURY ROAD			Sub Amount	33.00	Interest	10.50	Cheque No	594035
	BLANDFORD FORUM	Left Date	190404	Reason	REDUND				
		Location	FRL						
	DT11 7TQ								

Closure Listing for COBHAM PLC | Closure Date 29-SEP-2004 |

Account No Employee Details | Option Details

==============

No of Company Cheques	1
No of Shares Purchased	353
No of Individual Cheques	2
Value of Individual Cheques	9.72
Value of other ind payments	0.00

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 19th August 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,772 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
A P W French	399	666
M J Peters	613	470
P J Hayward	522	666
"	116	744
L M Hewitt	9	815
"	35	744
"	78	914
Total	1772	

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		11-AUG-2004	
No of Shares		760	5507.92
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	11-AUG-2004 at 09:41	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3526808168	HAYWARD, PJ MR	GREENSLEEVES BH11 9QQ	522	3607.02	76035
4829733163	HAYWARD, PJ MR	GREENSLEEVES BH11 9QQ	116	892.04	76035
5175370464	HEWITT, LM MS	4 HAWKPIT COTTAGES DT11 9JU	9	84.51	76035
4830036763	HEWITT, LM MS	4 HAWKPIT COTTAGES DT11 9JU	35	269.15	76035
1411978762	HEWITT, LM MS	4 HAWKPIT COTTAGES DT11 9JU	78	655.20	76035

BULK PROOF LIST FOR COBHAM PLC

Closure Date 04-AUG-2004

No of Shares 1012 5791.44

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 04-AUG-2004 at 09:48

Pages Printed : 00003

04-AUG-2004 SAV0033B - Closure Processing

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3889125169	PETERS, MJ MR	21 WINSTON PARK EX36 3AY	613	3034.35	75828
4422515860	FRENCH, APW MR	ORCHARD HOUSE YO7 3QP	399	2757.09	75828

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 27th July 2004

Present:	W Tucker	-	Chairman
	A Hannam		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,020 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..................................
Chairman

Sched 1.1

BULK PROOF LIST FOR COBHAM PLC

Closure Date 21-JUL-2004

No of Shares 50 469.50

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 21-JUL-2004 at 10:48

Pages Printed : 00003

Closure Listing for COBHAM PLC | Closure Date 21-JUL-2004 | Page: 00001

Account No	Employee Details		Option Details					
005175702564	MR JP MCDONAGH	Emp No4362	Open Date	010204	Opt Price	9.390000	Company Amt	469.50
	JOHN PATRICK	NI No YR387696A	Grant Date	141103	Shares Exer	50	Cheque No	573250
	LISMORE		Term	3	Balance	475.00	Ind Amount	5.50
	2 SHOTTESFORD AVENUE		Sub Amount	95.00	Interest	0.00	Cheque No	573251
	BLANDFORD FORUM	Left Date 101203	Reason	SALECO				
		Location WAB						
	DT11 7XU							

Closure Listing for COBHAM PLC | Closure Date 21-JUL-2004 |

Account No | Employee Details | Option Details

==============

No of Company Cheques	1
No of Shares Purchased	50
No of Individual Cheques	1
Value of Individual Cheques	5.50
Value of other ind payments	0.00

BULK PROOF LIST FOR COBHAM PLC

Closure Date 14-JUL-2004

No of Shares 970 7041.87

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 14-JUL-2004 at 10:17

Pages Printed : 00003

No signatures available 19/20.

Closure Listing for COBHAM PLC Closure Date 14-JUL-2004 Page: 00001

Account No	Employee Details				Option Details			
003888385269	MR CP CLAYTON		Emp No	Open Date 010299	Opt Price	4.950000	Company Amt	1549.35
	CHRISTOPHER PAUL		NI No YE111075C	Grant Date 301098	Shares Exer	313	Cheque No	571866
	338 WEST WAY			Term 5	Balance	1552.50	Ind Amount	22.65
	BROADSTONE			Sub Amount 23.00	Interest	19.50	Cheque No	571871
			Left Date 000000	Reason				
			Location FRA					
		BH18 9LF						
001227352561	MRS A GALLIMORE		Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	384.56
	ANN		NI No YH425828A	Grant Date 061100	Shares Exer	46	Cheque No	571866
	FLAT 8, WALLACE COURT			Term 3	Balance	387.50	Ind Amount	2.94
	39 WALLACE ROAD			Sub Amount 10.00	Interest	0.00	Cheque No	571868
	BROADSTONE		Left Date 000000	Reason				
			Location FRL					
		BH18 8NF						
001227202261	MR AR OTTON		Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	769.12
	ANTHONY RICHARD		NI No WK295410D	Grant Date 061100	Shares Exer	92	Cheque No	571866
	SHREEN VIEW			Term 3	Balance	775.00	Ind Amount	5.88
	QUEEN STREET			Sub Amount 20.00	Interest	0.00	Cheque No	571869
	GILLINGHAM		Left Date 000000	Reason				
			Location FRA					
		SP8 4DZ						
001225742261	MR PS VIG		Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	2014.76
	PARMINDER SINGH		NI No YZ068080C	Grant Date 061100	Shares Exer	241	Cheque No	571866
	58 ELLINGTON ROAD			Term 3	Balance	2015.00	Ind Amount	0.24
	HOUNSLOW			Sub Amount 52.00	Interest	0.00	Cheque No	000000
			Left Date 000000	Reason				
			Location CEL					
		TW3 4HY						
001226923461	MR SF WRIGHT		Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	2324.08
	SEAN F		NI No NS178107D	Grant Date 061100	Shares Exer	278	Cheque No	571866
	83 HAZELWOOD DRIVE			Term 3	Balance	2325.00	Ind Amount	0.92
	VERWOOD			Sub Amount 60.00	Interest	0.00	Cheque No	571870
			Left Date 000000	Reason				
			Location FRL					
		BH31 6YG						

14-JUL-2004 | SAV0033B - Closure Processing | Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1225742261	VIG, PS MR	58 ELLINGTON ROAD TW3 4HY	241	2014.76	75215
1227352561	GALLIMORE, A MRS	FLAT 8, WALLACE COURT BH18 8NF	46	384.56	75215
1227202261	OTTON, AR MR	SHREEN VIEW SP8 4DZ	92	769.12	75215
1226923461	WRIGHT, SF MR	83 HAZELWOOD DRIVE BH31 6YG	278	2324.08	75215
3888385269	CLAYTON, CP MR	338 WEST WAY BH18 9LF	313	1549.35	75215

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	970
No of Individual Cheques	4
Value of Individual Cheques	32.39
Value of other ind payments	0.24

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
J P McDonagh	50	914
C P Clayton	313	470
A Gallimore	46	811
A R Otton	92	811
P S Vig	241	811
S F Wright	278	811
Total	1020	

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 13th July 2004

Present: **A E Cook - Chairman**
A Hannam

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
28.9.99	J McNulla	12.7.04	2,175	£18,632.36
27.10.00	"	"	2,867	£29,721.04

It was resolved that a total of 5,042 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
J McNulla	2,175	£8.3166
	2,867	£10.1166

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 5,042 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 13th July 2004

Present: A E Cook - Chairman
A Hannam

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
15.9.99	P Richardson	12.7.04	1,600	£13,674.56

It was resolved that a total of 1,600 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P Richardson	1,600	£8.2966

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,600 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 13th July 2004

Present:	A E Cook	-	Chairman
	A Hannam		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,367 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
N E Brett	287	7.44
P Cleghorn	93	9.14
J Macaulay-Coombes	146	8.15
P S Turner	841	6.66
Total	1367	

RECEIVED
8 - JUL 2004

BULK PROOF LIST FOR COBHAM PLC

Closure Date 07-JUL-2004

No of Shares 1367 10118.01

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 07-JUL-2004 at 10:08

Pages Printed : 00003

40

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410964162	MACAULAY-COOMBES, J MRS	VALLAY KY13 9XT	146	1226.40	74979
5175694064	CLEGHORN, P MR	6 NORTHMOOR WAY BH20 4SJ	93	873.27	74979
4830810463	BRETT, NE MR	WILLOW TREE COTTAGE DT11 9QB	287	2207.03	74979
4423191360	TURNER, PS MR	30 DORSET LAKE AVENUE BH14 8JD	841	5811.31	74979

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 23rd June 2004

Present:	**W Tucker**	**- Chairman**
	A E Cook	**- (by phone)**
In attendance:	**J M Pope**	**- Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	**C Stuff**	**23.6.04**	**6,770**	**£70,181.88**

It was resolved that a total of 6,770 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
C Stuff	**6,770**	**£10.3641**

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 6,770 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 23rd June 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.97	M E Cogan	22.6.04	1,753	£15,002.17

It was resolved that a total of 1,753 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
M E Cogan	1,753	£8.308

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,753 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 18th June 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	A Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,310 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

............................

Chairman

29

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		16-JUN-2004	
No of Shares		1310	7910.66
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	16-JUN-2004 at 14:54	
Pages Printed	:	00003	

16-JUN-2004 SAV0033B - Closure Processing

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3888485969	DOMINEY, JE MRS	8 HALSTOCK CRESCENT BH17 9BA	750	3712.50	74394
3888232569	BENDLE, KJ MR	10 TOWER PARK EX36 4EP	96	475.20	74394
4830845763	ALLAN, WP MR	11 SILCHESTER CLOSE BH2 6PY	145	1115.05	74394
5175659264	ALLAN, WP MR	11 SILCHESTER CLOSE BH2 6PY	50	469.50	74394
1411595162	PARK, SC MR	52 CHAFFINCH CLOSE BH17 7UR	60	504.00	74394
4830844963	BACON, KR MR	5 BERE CLOSE BH17 9AR	31	238.39	74394
5175658464	CRITCHLEY, DJ MR	1 WARBLER CLOSE BH16 5RL	16	150.24	74394
4830853863	CRITCHLEY, DJ MR	1 WARBLER CLOSE BH16 5RL	89	684.41	74394
4830851163	EVANS, A MR	15 CANDYS CLOSE BH21 3EL	73	561.37	74394

Closure Listing for COBHAM PLC | Closure Date 16-JUN-2004 | Page: 00001

Account No	Employee Details				Option Details							
004830845763	MR WP ALLAN		Emp No636		Open Date	010203	Opt Price	7.690000	Company Amt	1115.05		
	WILLIAM PAUL		NI No YR492882D		Grant Date	141102	Shares Exer	145	Cheque No	564122		
	11 SILCHESTER CLOSE				Term	3	Balance	1105.00	Ind Amount	4.70		
	BOURNEMOUTH				Sub Amount	65.00	Interest	14.75	Cheque No	564125		
			Left Date	101203	Reason	SALECO						
			Location	WAB								
		BH2 6PY										
005175659264	MR WP ALLAN		Emp No636		Open Date	010204	Opt Price	9.390000	Company Amt	469.50		
	WILLIAM PAUL		NI No YR492882D		Grant Date	141103	Shares Exer	50	Cheque No	564122		
	11 SILCHESTER CLOSE				Term	3	Balance	475.00	Ind Amount	5.50		
	BOURNEMOUTH				Sub Amount	95.00	Interest	0.00	Cheque No	564126		
			Left Date	101203	Reason	SALECO						
			Location	WAB								
		BH2 6PY										
004830844963	MR KR BACON		Emp No635		Open Date	010203	Opt Price	7.690000	Company Amt	238.39		
	KEVIN ROBERT		NI No YZ071917D		Grant Date	141102	Shares Exer	31	Cheque No	564122		
	5 BERE CLOSE				Term	3	Balance	238.00	Ind Amount	2.78		
	CANFORD HEATH				Sub Amount	14.00	Interest	3.17	Cheque No	564128		
	POOLE		Left Date	101203	Reason	SALECO						
			Location	WAB								
		BH17 9AR										
003888232569	MR KJ BENDLE		Emp No		Open Date	010299	Opt Price	4.950000	Company Amt	475.20		
	KEVIN JOHN		NI No WP162948B		Grant Date	301098	Shares Exer	96	Cheque No	564122		
	10 TOWER PARK				Term	7	Balance	472.50	Ind Amount	2.04		
	SOUTH MOLTON				Sub Amount	7.00	Interest	4.74	Cheque No	564124		
			Left Date	180604	Reason	LEAVER						
			Location	HTE								
		EX36 4EP										
004830853863	MR DJ CRITCHLEY		Emp No815		Open Date	010203	Opt Price	7.690000	Company Amt	684.41		
	DANIEL JOHN		NI No NX123254D		Grant Date	141102	Shares Exer	89	Cheque No	564122		
	1 WARBLER CLOSE				Term	3	Balance	680.00	Ind Amount	4.66		
	POOLE				Sub Amount	40.00	Interest	9.07	Cheque No	564130		
			Left Date	101203	Reason	SALECO						
			Location	WAB								
		BH16 5RL										

Account No	Employee Details		Option Details					
005175658464	MR DJ CRITCHLEY DANIEL JOHN 1 WARBLER CLOSE POOLE BH16 5RL	Emp No815 NI No NX123254D Left Date 101203 Location WAB	Open Date 010204 Grant Date 141103 Term 3 Sub Amount 38.00 Reason SALECO	Opt Price Shares Exer Balance Interest	9.390000 16 152.00 0.00	Company Amt Cheque No Ind Amount Cheque No	150.24 564122 1.76 564129	
003888485969	MRS JE DOMINEY JANICE ELAINE 8 HALSTOCK CRESCENT CANFORD HEATH POOLE BH17 9BA	Emp No NI No YB220357C Left Date 000000 Location FRL	Open Date 010299 Grant Date 301098 Term 5 Sub Amount 55.00 Reason	Opt Price Shares Exer Balance Interest	4.950000 750 3712.50 37.26	Company Amt Cheque No Ind Amount Cheque No	3712.50 564122 37.26 564123	
004830851163	MR A EVANS ALLEN 15 CANDYS CLOSE CORFE MULLEN WIMBORNE BH21 3EL	Emp No711 NI No YR449379A Left Date 101203 Location WAB	Open Date 010203 Grant Date 141102 Term 3 Sub Amount 33.00 Reason SALECO	Opt Price Shares Exer Balance Interest	7.690000 73 561.00 7.52	Company Amt Cheque No Ind Amount Cheque No	561.37 564122 7.15 564131	
001411595162	MR SC PARK STEPHEN CHARLES 52 CHAFFINCH CLOSE POOLE BH17 7UR	Emp No NI No NE263034D Left Date 101203 Location WAB	Open Date 010202 Grant Date 121101 Term 3 Sub Amount 17.00 Reason SALECO	Opt Price Shares Exer Balance Interest	8.400000 60 493.00 11.53	Company Amt Cheque No Ind Amount Cheque No	504.00 564122 0.53 564127	

32

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	1310
No of Individual Cheques	9
Value of Individual Cheques	66.38
Value of other ind payments	0.00

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 17th June 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved "A" Unapproved "U"]

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
30.10.97	J M Pope	17.06.04	917	"A"	£7,847.69
27.10.00	"	"	1,268	"A"	£13,144.84
15.9.99	"	"	11,365	"U"	£97,132.11

It was resolved that a total of 13,550 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
J M Pope	917	8.308
	1,268	10.1166
	11,365	8,2966

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 13,550 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 10th June 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
30.10.97	J J Moran	10.6.04	9,914	"U"	£84,844.01
20.10.98	"	"	7,925	"U"	£49,081.90
15.09.99	"	"	7,656	"U"	£65,432.77
27.10.00	"	"	3,735	"U"	£38,719.25
20.11.01	"	"	1,988	"U"	£21,530.04

It was resolved that a total of 31,218 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
J J Moran	9,914	8.308
	7,925	5.9433
	7,656	8.2966
	3,735	10.1166
	1,988	10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 31,218 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 10th June 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	A Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 25,702 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

............................

Chairman

--

BULK PROOF LIST FOR COBHAM PLC

Closure Date 09-JUN-2004

No of Shares 25702 192251.75

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 09-JUN-2004 at 10:30

Pages Printed : 00007

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4830909763	RYAN, MT MR	4 BENJAMIN ROAD BH15 4QU	145	1115.05	74171
1411438662	BAUME, GA MR	91 PRIESTS ROAD BH19 2RL	60	504.00	74171
4830822863	KERSLAKE, JO MR	2 BRABOURNE AVENUE BH22 9EJ	73	561.37	74171
4830865163	ERSKINE, KR MR	8 BUCKINGHAM ROAD BH12 2HR	286	2199.34	74171
4830819863	CLEGHORN, P MR	6 NORTHMOOR WAY BH20 4SJ	145	1115.05	74171
1411648662	SQUIBB, PM MRS	38 SEA VIEW ROAD BH16 5NG	141	1184.40	74171
4830814763	SQUIBB, PM MRS	38 SEA VIEW ROAD BH16 5NG	40	307.60	74171
3889357269	SQUIBB, PM MRS	38 SEA VIEW ROAD BH16 5NG	206	1019.70	74171
1411009762	COOPER, KW MR	STONE PENNY COTTAGE BH19 2NR	84	705.60	74171
4830915163	COOPER, KW MR	STONE PENNY COTTAGE BH19 2NR	188	1445.72	74171
1410513162	BARNARD, DR MR	FLAT 8 GRACIE COURT BH10 7BQ	275	2310.00	74171
4830826063	BARNARD, DR MR	FLAT 8 GRACIE COURT BH10 7BQ	159	1222.71	74171
4830886463	MCDONAGH, JP MR	LISMORE DT11 7XU	215	1653.35	74171
4830830963	LEAK, CD MR	COLINDEN BH20 6EY	152	1168.88	74171
1411497162	ELMS, CB MR	23 HONEYSUCKLE LANE BH17 7YY	194	1629.60	74171
4830890263	GERN-GROSS, SP MR	5 GIBBS GREEN BH16 6ND	286	2199.34	74171
4422216760	BISHOP, LA MR	12 WEARE CLOSE DT5 1JP	155	1071.05	74171
4830812063	MASTERS, FG MRS	32 DACOMBE DRIVE BH16 5JN	145	1115.05	74171
1410810662	YOUNG, ME MR	11A TUDOR ROAD BH18 8AP	113	949.20	74171
4830807463	YOUNG, ME MR	11A TUDOR ROAD BH18 8AP	73	561.37	74171
4830899663	LEY, A MR	24 OVERLANDS ROAD DT4 9HS	181	1391.89	74171
4830869463	GLOSTER, PC MR	54 MEADOWSWEET ROAD BH17 7XT	356	2737.64	74171
1412096362	DEAN, KE MR	6 REDHORN CLOSE BH16 5BE	70	588.00	74171
4830859763	DEAN, KE MR	6 REDHORN CLOSE BH16 5BE	53	407.57	74171
1411505662	FORD, SE MISS	29 LANGDON ROAD BH14 9EQ	222	1864.80	74171
4830811263	FORD, SE MISS	29 LANGDON ROAD BH14 9EQ	145	1115.05	74171
1411443262	BISHOP, GA MR	2 BECHER ROAD BH14 9AX	141	1184.40	74171
4830825263	BISHOP, GA MR	2 BECHER ROAD BH14 9AX	181	1391.89	74171
4830891063	PAVEY, IR MR	64 GOLDCROFT AVENUE DT4 0ES	60	461.40	74171
1411670262	WAREHAM, S MR	7 DRAX AVENUE BH20 4DJ	194	1629.60	74171
4830874063	WAREHAM, S MR	7 DRAX AVENUE BH20 4DJ	194	1491.86	74171
4830824463	WATFORD, CN MR	8 FOXGLOVE CLOSE SP8 4TW	185	1422.65	74171
1411671062	WATFORD, CN MR	8 FOXGLOVE CLOSE SP8 4TW	427	3586.80	74171
3526654268	BURRIDGE, RA MR	FLAT 8, GEMMA COURT DT4 0JS	2598	17952.18	74171
4830882163	BURRIDGE, RA MR	FLAT 8, GEMMA COURT DT4 0JS	356	2737.64	74171

5

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410782762	PIDGLEY, RW MR	28 REDHILL AVENUE BH9 2SW	166	1394.40	74171
4830877563	PIDGLEY, RW MR	28 REDHILL AVENUE BH9 2SW	206	1584.14	74171
4830834163	ARNOLD, TJ MR	11 HAYES LANE BH21 2JA	89	684.41	74171
1411110762	ARNOLD, TJ MR	11 HAYES LANE BH21 2JA	141	1184.40	74171
1411087962	WILKES, MJ MR	27 HILLBOURNE ROAD DT4 9JD	141	1184.40	74171
4830870863	WILKES, MJ MR	27 HILLBOURNE ROAD DT4 9JD	230	1768.70	74171
4830907063	CEARNS, D MR	60 BROOKSIDE ROAD BH23 8NA	356	2737.64	74171
4830898863	LYNDON, T MR	32 ROMAN ROAD BH18 9DL	60	461.40	74171
1410330962	BOXALL, MA MR	9 ELMS WAY BH6 4HU	141	1184.40	74171
4830914363	BOXALL, MA MR	9 ELMS WAY BH6 4HU	103	792.07	74171
1410415162	LEY, ARG MR	24 OVERLANDS ROAD DT4 9HS	141	1184.40	74171
1411755562	DOUGHTY, J MR	10 BLYTHE ROAD BH21 3LR	84	705.60	74171
4830820163	DOUGHTY, CJ MRS	10 BLYTHE ROAD BH21 3LR	73	561.37	74171
3889068969	NORTH, TJ MR	23 COGDEANE ROAD BH17 9AS	399	1975.05	74171
4830839263	NORTH, TJ MR	23 COGDEANE ROAD BH17 9AS	145	1115.05	74171
1411845462	MURPHY, MJ MR	37 RINGWOOD ROAD BH31 7AB	275	2310.00	74171
1225953061	MURPHY, MJ MR	37 RINGWOOD ROAD BH31 7AB	515	4305.40	74171
4830861963	EATON, MJ MR	10 SUFFOLK CLOSE BH21 2TX	40	307.60	74171
1411883762	SHORT, A MRS	40 CONIFER AVENUE BH14 8RT	141	1184.40	74171
4830823663	SHORT, A MRS	40 CONIFER AVENUE BH14 8RT	215	1653.35	74171
1410510762	ALLEN, MS MR	20 GREENACRE CLOSE BH16 5EY	91	764.40	74171
4830868663	ALLEN, MS MR	20 GREENACRE CLOSE BH16 5EY	60	461.40	74171
4830815563	STEPHENSON, TJ MRS	4 FOXGLOVES BH16 5NS	145	1115.05	74171
1411894262	STEPHENSON, TJ MRS	4 FOXGLOVES BH16 5NS	70	588.00	74171
3889372669	STEPHENSON, TJ MRS	4 FOXGLOVES BH16 5NS	619	3064.05	74171
1410367862	FIDGETT, K MR	7 COBHAM ROAD BH9 3AR	222	1864.80	74171
4830806663	FIDGETT, K MR	7 COBHAM ROAD BH9 3AR	89	684.41	74171
1227177861	MCNULTY, B MR	79 CHAPELHAY HEIGHTS DT4 8JL	205	1713.80	74171
4830888063	MCNULTY, B MR	79 CHAPELHAY HEIGHTS DT4 8JL	73	561.37	74171
4830840663	PRESTON, I MR	62 BEACON PARK CRESCENT BH16 5	145	1115.05	74171
4830862763	SMALL, P MR	1 HALTER RISE BH21 2UR	145	1115.05	74171
5175704164	BURBIDGE, G MRS	37 EGMONT ROAD BH16 5AL	25	234.75	74171
4830893763	BURBIDGE, G MRS	37 EGMONT ROAD BH16 5AL	73	561.37	74171
4830910063	HAYWARD, PJ MR	7 COOMBE GARDENS BH10 5AG	73	561.37	74171
4830906263	OWEN, PS MR	14 WOODSIDE ROAD BH14 9JJ	145	1115.05	74171

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411979562	HIGGINBOTTOM, SHE MISS	116 HALSTOCK CRESCENT BH17 9BB	547	4594.80	74171
3888732769	HIGGINBOTTOM, SHE MISS	116 HALSTOCK CRESCENT BH17 9BB	399	1975.05	74171
1411919162	WEST, C MR	40 WHITEHILL DT2 8SB	60	504.00	74171
4830895363	WEST, C MR	40 WHITEHILL DT2 8SB	47	361.43	74171
4423246460	WEST, C MR	40 WHITEHILL DT2 8SB	155	1071.05	74171
5175708464	WEST, C MR	40 WHITEHILL DT2 8SB	44	413.16	74171
4830884863	MEARS, JR MR	13 SYDENHAM CRESCENT BH20 6ES	244	1876.36	74171
4830800763	BEESLEY, CJ MR	1 POPERINGHE BH19 3DG	215	1653.35	74171
5175666564	BEESLEY, CJ MR	1 POPERINGHE BH19 3DG	39	366.21	74171
1411766062	ELLIOTT, DR MR	RIVER VIEW BH8 0DG	685	5754.00	74171
4830194063	ELLIOTT, DR MR	RIVER VIEW BH8 0DG	82	630.58	74171
1410179962	DAVIDSON, PJ MR	7 EDGARTON ROAD BH17 9AY	84	705.60	74171
4830850363	DAVIDSON, PJ MR	7 EDGARTON ROAD BH17 9AY	89	684.41	74171
1411026762	WARD, RA MR	199 SOPWITH CRESCENT BH21 1SR	77	646.80	74171
4830848163	WARD, RA MR	199 SOPWITH CRESCENT BH21 1SR	89	684.41	74171
5175682764	WARD, RA MR	199 SOPWITH CRESCENT BH21 1SR	30	281.70	74171
4830828763	SAMWAYS, CJ MRS	1A PORTMAN ROAD DT11 8UJ	116	892.04	74171
4830878363	WEAVER, TR MR	106 SANDY LANE BH16 5LX	98	753.62	74171
4423297960	YEA, PJ MR	2 ST. MARYS CLOSE BH20 4BU	383	2646.53	74171
4830809063	SOMERS, SR MR	14 BULL LANE DT2 0BQ	89	684.41	74171
4830903863	CHERRETT, M MR	603 CHILBRIDGE BH21 4DX	60	461.40	74171
4422327960	CHERRETT, M MR	603 CHILBRIDGE BH21 4DX	1560	10779.60	74171
5175715764	CHERRETT, M MR	603 CHILBRIDGE BH21 4DX	16	150.24	74171
1411173562	PIDGEON, S MR	9 LESLIE ROAD BH14 8DN	275	2310.00	74171
4830911963	PIDGEON, S MR	9 LESLIE ROAD BH14 8DN	145	1115.05	74171
4830875963	TURNER, LP MR	12 GODMANSTON CLOSE BH17 8BU	31	238.39	74171
4830876763	GILBERT, SA MR	68 GRESHAM ROAD BH9 1QS	40	307.60	74171
1411969862	GILBERT, SA MR	68 GRESHAM ROAD BH9 1QS	84	705.60	74171
4830847363	COOKE, JA MR	37 BADER ROAD BH17 8PN	89	684.41	74171
4830846563	FULLER, RA MR	259 WIMBORNE ROAD BH15 2EG	47	361.43	74171
4830901163	MARSH, AP MR	86A WAKEHAM DT5 1HP	145	1115.05	74171
4830908963	PEAK, GM MR	6 EAST WAY BH21 3NG	73	561.37	74171
4830798163	GERRARD, CP MR	190 SALISBURY ROAD BH23 7JS	103	792.07	74171
1411796262	GERRARD, CP MR	190 SALISBURY ROAD BH23 7JS	275	2310.00	74171
4422530160	GERRARD, CP MR	190 SALISBURY ROAD BH23 7JS	776	5362.16	74171

7

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
5175656864	GERRARD, CP MR	190 SALISBURY ROAD BH23 7JS	15	140.85	74171
3888952469	MAKOSA, RP MR	12 RUSHCOMBE WAY BH21 3QS	398	1970.10	74171
4830843063	MAKOSA, RP MR	12 RUSHCOMBE WAY BH21 3QS	53	407.57	74171
5175654164	MAKOSA, RP MR	12 RUSHCOMBE WAY BH21 3QS	10	93.90	74171
1411678862	WHITE, SP MR	82 FELTON ROAD BH14 0QX	84	705.60	74171
1411197262	DUNNINGS, MI MR	21 LEAPHILL ROAD BH7 6LS	166	1394.40	74171
4830805863	TERRELL, M MR	10 CANNON HILL GARDENS BH21 2T	73	561.37	74171
3888818869	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	757	3747.15	74171
4422696060	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	425	2936.75	74171
1227142561	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	386	3226.96	74171
1411542062	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	60	504.00	74171
4830881363	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	76	584.44	74171
5175699164	JENNINGS, M MR	170 MONMOUTH ROAD DT1 2DH	36	338.04	74171
5175707664	GERN-GROSS, SP MR	5 GIBBS GREEN BH16 6ND	25	234.75	74171
5175652564	ARNOLD, TJ MR	11 HAYES LANE BH21 2JA	86	807.54	74171
5175725464	BARNARD, DR MR	FLAT 8 GRACIE COURT BH10 7BQ	50	469.50	74171
5175691664	BURROWS, RI MR	122 KESTREL VIEW DT3 5QZ	126	1183.14	74171
5175664964	DEAN, KE MR	6 REDHORN CLOSE BH16 5BE	10	93.90	74171
5175700964	ELMS, CB MR	23 HONEYSUCKLE LANE BH17 7YY	10	93.90	74171
5175677064	FORD, SE MISS	29 LANGDON ROAD BH14 9EQ	60	563.40	74171
5175734364	KERSHAW, A MS	122 KESTREL VIEW DT3 5QZ	126	1183.14	74171
5175713064	LEY, A MR	24 OVERLANDS ROAD DT4 9HS	28	262.92	74171
5175716564	MURPHY, MJ MR	37 RINGWOOD ROAD BH31 7AB	25	234.75	74171
5175712264	SHORT, A MRS	40 CONIFER AVENUE BH14 8RT	58	544.62	74171
5175679764	SMALL, P MR	1 HALTER RISE BH21 2UR	30	281.70	74171
5175643664	SQUIBB, PM MRS	38 SEA VIEW ROAD BH16 5NG	25	234.75	74171
5175649564	STEPHENSON, TJ MRS	4 FOXGLOVES BH16 5NS	25	234.75	74171
5175661464	YOUNG, ME MR	11A TUDOR ROAD BH18 8AP	60	563.40	74171
4830929163	BARTLETT, G MR	18 CEDAR DRIVE BH20 7QB	73	561.37	74171
4830894563	BAUME, GA MR	91 PRIESTS ROAD BH19 2RL	31	238.39	74171
5175717364	BISHOP, GA MR	2 BECHER ROAD BH14 9AX	65	610.35	74171
1411367362	EATON, MJ MR	10 SUFFOLK CLOSE BH21 2TX	60	504.00	74171
4830873263	MITCHELL, DE MR	12 BORLAND ROAD TW11 9HP	145	1115.05	74171
4830829563	PODESTA, AG MR	113 INGLESHAM WAY BH15 4PP	60	461.40	74171
1410767362	SMALL, P MR	1 HALTER RISE BH21 2UR	141	1184.40	74171

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411129862	SOMERS, SR MR	14 BULL LANE DT2 0BQ	141	1184.40	74171
4830817163	PANDURO, J MR	52 HIGHER DAYS ROAD BH19 2LB	73	561.37	74171

8

1

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 7th June 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	D J Goodwin	7.6.04	1,054	£12,498.65

It was resolved that a total of 1,054 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
D J Goodwin	1,054	£11.6083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,054 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 3rd June 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that Mrs C Parkinson had given notice to the company (such notice being accompanied by the appropriate subscription price £5,534.10) in compliance with the Scheme rules exercising her options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,118 new ordinary shares of 25p nominal value each be allotted to the said participant in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
Mrs C Parkinson	1,118	470

Export_Control

ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
1118	5534.10	0	1118	0
1118	**5534.10**	**0**	**1118**	**0**

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO
003889095669	301098	5	4.95	MRS	PARKINSON	C	NP696460D
Total							

Export_Control

Postcode	Forenames	Location
DL16 6XT	CHRISTINE	FRA

Export_Control

Spouse Shares Keep	Address1	Address2	Address3	Address4	Address5
0	1 CALDERMERE	SPENNYMOOR			
0					

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 2nd June 2004

Present: **A E Cook - Chairman**
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
20.11.01	B Smith	02.06.04	17,983	"U"	£194,755.89
29.10.02	"	"	5,381	"U"	£49,056.42
29.10.02	"	"	3,290	"A"	£29.993.61
30.10.03	"	"	8,132	"U"	£96,431.70

It was resolved that a total of 34,786 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
B Smith	17,983	£10.58
	5,381	£8.8666
	3,290	£8.8666
	8,132	£11.6083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 34,786 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 27th May 2004

Present:	**W Tucker**	**-**	**Chairman**
	A Hannam		
In attendance:	**J M Pope**	**-**	**Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
18.5.95	D Gaggin	27.5.04	7,291	£22,966.65

It was resolved that a total of 7,291 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (p)
D Gaggin	7,291	290

1.2 It was further resolved that the secretary be instructed;

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 7,291 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 27th May 2004

Present:	G F Page	-	Chairman
	A Hannam		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 551 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
R B Haley	95	470
M E Terry	185	744
C S Whincup	271	744

Export_Control

ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
95	470.25	0	95	0
185	1422.65	0	185	0
271	2083.99	0	271	0
551	**3976.89**	**0**	**551**	**0**

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO
003888683569	301098	5	4.95	MR	HALEY	RB	YE251214A
004830408763	141102	3	7.69	MR	TERRY	ME	YM105343B
004830035963	141102	3	7.69	MRS	WHINCUP	CS	YA039121C
Total							

Export_Control

Spouse Shares Keep	Address1	Address2	Address3
0	51 BELLE VUE ROAD	BOURNEMOUTH	
0	26 PINEWOOD AVENUE	BOURNEMOUTH	
0	APPLEOAK END	111 HILL VIEW ROAD	BOURNEMOUTH
0			

Export_Control

Address4	Address5	Postcode	Forenames	Location
		BH6 3DF	ROBERT BRIAN	FRA
		BH10 6BT	MICHAEL EATON	COB
		BH10 5BL	CHRISTINA SUSAN	FRL

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 24th May 2004

Present: G F Page - Chairman
A Hannam (by telephone)

In attendance: J M Pope - Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 5,162 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



..............................
Chairman

05-MAY-2004 SAV0033B - Closure Processing Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410308262	ADAMS, AD MR	2 RAMBLER COTTAGES DT10 2DA	414	3477.60	73019
4829954763	ADAMS, AD MR	2 RAMBLER COTTAGES DT10 2DA	110	845.90	73019
3888353469	CHADWICK, CJ MR	WATERGATE PO35 5UE	1118	5534.10	73019
4830855463	WHYTE, ST MRS	147 HAYMOOR ROAD BH15 3NT	128	984.32	73019

144

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4423279060	WISE, MJ MR	120 ALBION WAY BH31 7LR	746	5154.86	73229
1412076962	WISE, MJ MR	120 ALBION WAY BH31 7LR	131	1100.40	73229
3889085969	PAGE, GF MR	AVON REACH BH24 2BJ	577	2856.15	73229
4422910260	PAGE, GF MR	AVON REACH BH24 2BJ	688	4754.08	73229
1226432161	PAGE, GF MR	AVON REACH BH24 2BJ	75	627.00	73229
1410442962	PAGE, GF MR	AVON REACH BH24 2BJ	286	2402.40	73229
4830406063	PAGE, GF MR	AVON REACH BH24 2BJ	33	253.77	73229
5174368764	PAGE, GF MR	AVON REACH BH24 2BJ	20	187.80	73229
4830827963	HUMES, GE MR	21 COUNTESS CLOSE BH21 1UJ	69	530.61	73229
4423275860	WILLIS, TM MR	25 CORFE LODGE ROAD BH18 9NF	376	2598.16	73229
4829757963	WILLIS, TM MR	25 CORFE LODGE ROAD BH18 9NF	103	792.07	73229
5175251164	WILLIS, TM MR	25 CORFE LODGE ROAD BH18 9NF	30	281.70	73229

19-MAY-2004 SAV0033B - Closure Processing

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411298762	MITCHELL, GR MR	108 SALISBURY ROAD DT11 7TQ	258	2167.20	73414

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th May 2004

Present: G F Page - Chairman
A Hannam (by telephone)

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	S Webb	24.05.04	1,476	£17,502.85

It was resolved that a total of 1,476 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
S Webb	1,476	£11.6083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,476 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th May 2004

Present: **G F Page - Chairman**
A Hannam (by telephone)

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	S Webb	24.05.04	2,529	£29,989.64

It was resolved that a total of 2,529 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
S Webb	2,529	£11.6083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 2,529 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

Cobham plc

Minutes of an authorised Committee of the Company held at
Brook Road, Wimborne, Dorset on 5th May 2004

PRESENT: **A E Cook**
A Stevens

IN ATTENDANCE: **J M POPE**

1 CHAIRMAN AND QUORUM

A E Cook agreed to act as chairman of the meeting.

The chairman noted that further to a board meeting of Cobham plc on 15th March 2001, any two directors were authorised to act as a committee to take any such action as might be necessary to effect the implementation and operation of the Qualifying Employee Share Ownership Trust ("QUEST") and accordingly this committee was present and that the meeting could accordingly proceed to process.

2 PURPOSE OF MEETING

IT WAS NOTED that the purpose of the meeting, was to consider the requirements of the QUEST in relation to the maturity of options commencing on 1st February 2004 under the Cobham Savings Related Share Option Scheme ("the Scheme").

3 DECLARATION OF INTERESTS

The committee members present declared an interest in the matters to be considered by virtue of them being potential beneficiaries under the Scheme and the QUEST. It was noted that by virtue of the company's Articles of Association they would be entitled to vote in respect of such matters and therefore could properly make decisions in their capacity as committee members.

4 FUNDING

4.1 **IT WAS NOTED that** the company had received notification from the Yorkshire Building Society that option holders under the Scheme had exercised options over a total of 96 shares of which the balance of 2 ordinary shares of 25p each in the company be transferred from the Quest.

4.2 **IT WAS FURTHER NOTED that** the company had provided funding to the QUEST in respect of the exercise by the QUEST on 17th December 2002 of a hedging option in order to satisfy outstanding options (including those mentioned in minute 4.1) expected to mature during the six month period

commencing 1st February (and that as a result the QUEST had taken over the company's obligations to satisfy such options) and that the QUEST had accordingly subscribed for 229,350 shares on 17th December 2002.

4.3 **IT WAS FURTHER NOTED that** the company would receive as agent for the Trustee of the QUEST the aggregate option price paid by Yorkshire Building Society to the company on the exercise of the options referred to in minute 4.1 above. It was noted that the Yorkshire Building Society had advised that these funds (amounting to £16.72) had been provided on 23rd April 2004. It was noted that the Trustee had agreed that such funds could be retained by the company in part satisfaction of a loan made by the company in connection with the exercise of the said hedging option.

5 STAMP DUTY

IT WAS NOTED that the transfer of the balance of 2 shares from the QUEST to option holders on 2nd April 2004 would give rise to a stamp duty liability and **IT WAS RESOLVED** that the company would meet any such liability.

6 DOCUMENTATION

IT WAS RESOLVED that the company secretary be instructed to deal with all necessary formalities in relation to the business transacted at the meeting.

There being no further business the meeting terminated .

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 4th May 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	A Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,176 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO
001226344961	061100	3	8.36	MR	FULLER	RA	YZ237833C
001412099862	121101	3	8.4	MR	GALLEN	J	ZY059810C
004830509163	141102	3	7.69	MR	GALLEN	J	ZY059810C
001226834361	061100	3	8.36	MR	MASTERS	RC	YX323199D
Totals							

Export_Control

ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
55	459.80	0	55	0
154	1293.60	0	154	0
96	738.24	0	96	0
115	961.40	0	115	0
420	**3453.04**	**0**	**420**	**0**

418 NON Q
2 QUEST
420.
Cfi: A Hughes.

Export_Control

Spouse Shares Keep	Address1	Address2	Address3	Address4
0	259 WIMBORNE ROAD	POOLE		
0	1A DEREHAM ROAD	EASTON	NORWICH	
0	1A DEREHAM ROAD	EASTON	NORWICH	
0	FURZEBANK	VERWOOD ROAD	WOODLANDS	WIMBORNE
0				

Export_Control

Address5	Postcode	Forenames	Location
	BH15 2EG	ROGER ADRIAN	WAB
	NR9 5EG	JOHN	FRAT
	NR9 5EG	JOHN	FRA
	BH21 8LJ	RICHARD CHARLES	FRL

BULK PROOF LIST FOR COBHAM PLC

Closure Date 07-APR-2004

No of Shares 608 3741.69

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 07-APR-2004 at 12:04

Pages Printed : 00003

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3888584769	FORD, PJ MR	3 HIGH WAY BH18 9NB	395	1955.25	72255
1227332061	COCKER, DI MR	27 ASCOT CLOSE PO14 4RN	69	576.84	72255
1411809862	HARDY, M MR	443 WIMBORNE ROAD BH15 3EE	144	1209.60	72255

BULK PROOF LIST FOR COBHAM PLC

Closure Date 21-APR-2004

No of Shares 92 769.12

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 21-APR-2004 at 10:34

Pages Printed : 00003

RECEIVED
29 APR 2004

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1226776261	HICKEN, H MISS	FIELD LANE COTTAGE DE73 1BE	92	769.12	72577

BULK PROOF LIST FOR COBHAM PLC

Closure Date 14-APR-2004

No of Shares 1058 7513.29

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 14-APR-2004 at 09:53

Pages Printed : 00003

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1410716962	OSBORNE, BJ MR	13 ROWLAND AVENUE BH15 3DE	384	3225.60	72429
1226744461	MALTWOOD, DJ MR	89 MERLEY WAYS BH21 1QP	48	401.28	72429
3889064669	NIX, RCR MR	17 CHARLTON ON THE HILL DT11 9	395	1955.25	72429
1226879361	SEVIOUR, PK MR	27 MANNINGTON WAY BH22 0JE	231	1931.16	72429

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 26th April 2004

Present: G F Page - Chairman
A E Cook - (by telephone)

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
23.10.98	P Cawdery	20.04.04	9,294	"U"	£57,560.53
15.09.99			6,855	"U"	£58,586.94

It was resolved that a total of 16,149 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P Cawdery	9,294	5.9433
	6,855	8.2966

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 16,149 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 7th April 2004

Present: A E Cook - Chairman
G F Page - by phone

In attendance: A Weston - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.10.98	F E Armenat	06.04.04	2,650	£16,412.25
15.09.99	"	"	2,181	£18,640.13
27.10.00	"	"	2,298	£23,822.45

It was resolved that a total of 7,129 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
F E Armenat	2,650	£5.9433
	2,181	£8.2966
	2,298	£10.3641

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 7,129 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 2nd April 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.97	W French	29.3.04	8,763	£74,993.75
20.10.98	"	"	1,213	£7,701.34
15.09.99	"	"	8,578	£73,312.73

It was resolved that a total of 18,554 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
W French	8,763	8.558
"	1,213	6.349
"	8,578	8.5466

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 18,554 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 2nd April 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	S Ratcliffe	29.3.04	3,846	£45,607.02

It was resolved that a total of 3,846 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
S Ratcliffe	3,846	£11.6083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 3,846 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

[signature]

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 2nd April 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 6,021 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

BULK PROOF LIST FOR COBHAM PLC

Closure Date		24-MAR-2004	
No of Shares		1263	8887.78
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	24-MAR-2004 at 10:03	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3889027169	MOORE, D MR	107 CONWAY DRIVE LE12 9PN	177	876.15	71822
3889270369	SCOTT, SR MR	574 BLANDFORD ROAD BH16 5EG	313	1549.35	71822
1226997861	BURNINGHAM, AE MS	56 RODNEY DRIVE BH23 3JF	658	5500.88	71822
1227335561	DEAN, AM MS	78 PARKWAY DRIVE BH8 9JR	115	961.40	71822

BULK PROOF LIST FOR COBHAM PLC

Closure Date 31-MAR-2004

No of Shares 3654 21490.48

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 31-MAR-2004 at 10:16

Pages Printed : 00003

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3888604569	FREND, TR MR	44 BRAMPTON ROAD BH15 3RF	177	876.15	72044
1227272361	THOMSON, SJ MR	6 BROAD GREEN CLOSE IP29 5RN	92	769.12	72044
3889524969	WEBSTER, AR MR	8 PARSONAGE LANE EX36 3AX	463	2291.85	72044
3889472269	VATCHER, WR MR	11 SOMERSET ROAD BH23 2ED	1131	5598.45	72044
1227424661	VATCHER, WR MR	11 SOMERSET ROAD BH23 2ED	213	1780.68	72044
1226079261	ALEXANDER, KP MR	58 SUNNINGHILL DRIVE NG11 8FL	92	769.12	72044
1226831961	MARCHBANK, I MR	2 HOLLY ROAD SG3 6LL	231	1931.16	72044
3889377769	STICKLER, CF MR	36 THE SCIMITARS PO14 3RW	177	876.15	72044
1225886061	STICKLER, CF MR	36 THE SCIMITARS PO14 3RW	139	1162.04	72044
1226967661	AITKEN, I MR	22 EDGARTON ROAD BH17 9AZ	139	1162.04	72044
3888494869	DOWKES, JM MR	19 FIRTHLAND ROAD YO18 8BZ	313	1549.35	72044
1227252961	SHORT, KD MR	6 BARTON MEADOW ROAD EX37 9AN	92	769.12	72044
3888317869	BURKE, B MR	12 EVESHAM GROVE DL2 2YE	395	1955.25	72044

RECEIVED

eMail => M

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		17-MAR-2004	
No of Shares		1104	8070.04
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	17-MAR-2004 at 11:28	
Pages Printed	:	00003	

8

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3889507969	WARNER, SRJ MR	17 BUNTING ROAD BH22 9QZ	95	470.25	71636
3888811069	JARVIS, PJ MR	WILBY SL8 5TJ	245	1212.75	71636
1226797561	JARVIS, PJ MR	WILBY SL8 5TJ	764	6387.04	71636

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 26th March 2004

Present: **A E Cook - Chairman**
W Tucker

In attendance: A Weston - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	J K Eckhart	26.03.04	6,266	£64,957.11
15.09.99			6,466	£55,262.32

It was resolved that a total of 12,732 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
J K Eckhart	6,266	1011.66
	6,466	829.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 12,732 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

[signature]
..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 26th March 2004

Present: A E Cook - Chairman
W Tucker

In attendance: A Weston - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	P D Calver	26.03.04	1,145	£11,869.76

It was resolved that a total of 2,893 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
P D Calver	1,145	1011.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,145 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 26th March 2004

Present: A E Cook - Chairman
W Tucker

In attendance: A Weston - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
15.09.99	R Losi	26.03.04	4,623	£39,510.93

It was resolved that a total of 4,623 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
R Losi	4,623	829.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 4,623 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 26th March 2004

Present: A E Cook - Chairman
W Tucker

In attendance: A Weston - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	A D Guenthardt	26.03.04	1,334	£13,829.04

It was resolved that a total of 1,334 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
A D Guenthardt	1,334	1011.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,334 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 25th March 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.97	M E Cogan	25.3.04	1,752	£14,993.62

It was resolved that a total of 1,752 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
M E Cogan	1,752	830.8

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,752 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th March 2004

Present:	A Stevens	-	Chairman
	A E Cook	-	[by telephone]
In attendance:	J M Pope	-	Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
30.10.97	G Catrambone	23.3.04	5,267	"U"	£45,074.99
20.10.98		"	5,336	"U"	£33,047.45
15.09.99		"	4,345	"U"	£37,134.98

It was resolved that a total of 14,948 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
G Catrambone	5,267	8.308
	5,336	5.9433
	4,345	8,2966

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 14,948 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 24th March 2004

Present:	**A Stevens**	**- Chairman**
	A E Cook	**[by telephone]**
In attendance:	**J M Pope**	**- Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
27.10.00	**M Wilkerson**	**23.3.04**	**2,516**	**"U"**	**£26,074.06**

It was resolved that a total of 2,516 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
M Wilkerson	2,516	10.1133

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 2,516 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 22nd March 2004

Present: **A E Cook - Chairman**
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
30.10.97	J Ripel	22.03.04	4,461	"U"	£38,177.24
20.10.98			4,287		£26,550.68
15.09.99			3,725		£31,836.08
27.10.00			1,450		£15,031.57
20.11.01			12,249		£132,656.67

It was resolved that a total of 26,172 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
J Ripel	4,461	830.8
	4,287	5.9433
	3,725	8.2966
	1,450	10.3666
	12,249	10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 26,172 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 22nd March 2004

Present:	**A E Cook – Chairman** **W G Tucker**
In attendance:	**J M Pope – Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]**

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
27.10.00	P S Turner	19.03.04	723	"U"	£7,495.05
20.11.01	" "	19.03.04	2,638	"U"	£28,569.54

It was resolved that a total of 3,361 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars, such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share (p)
P S Turner	723	1011.66
" "	2,638	1058.00

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 3,361 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..................................

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 19th March 2004

Present:	**G F Page**	**-**	**Chairman**
	A E Cook	**-**	**(by telephone)**
In attendance:	**J M Pope**	**-**	**Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	M Vincent	19.03.04	868 "U"	£8998.21

It was resolved that a total of 868 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
M Vincent	868	1011.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 868 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

Certified true copy

19/03/04

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 19th March 2004

Present:	G F Page	-	Chairman
	A E Cook	-	(by telephone)
In attendance:	J M Pope	-	Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	K Morrison	19.03.04	5,691 "U"	£58,996.32

It was resolved that a total of 5,691 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
K Morrison	5,691	1011.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 5,691 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



..

Chairman

Certified true copy
Signed: date 19/03/04

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 19th March 2004

Present: G F Page - Chairman
A E Cook - (by telephone)

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
27.10.00	B Smith	19.03.04	6,728	"U"	£69,476.49

It was resolved that a total of 6,728 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
B Smith	6,728	1011.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 6,728 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



..
Chairman

Certified true copy
Signed Date 19/03/04

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 11th March 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 4,407 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

```
BULK PROOF LIST FOR     COBHAM PLC

Closure Date             10-MAR-2004

No of Shares              4407          31371.58

Module Name        :     SAV0033B

Actioned by        :     root

Report Date/Time   :     10-MAR-2004 at 10:03

Pages Printed      :     00003
```

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1227094161	TURNER, PVM MR	14 VICTORIA AVENUE UB10 9AQ	463	3870.68	71445
1226648061	DAYMAN, MP MR	4 RALPH CLOSE EX33 1DN	139	1162.04	71445
3888517069	DURHAM, RB MR	20 EASTWORTH ROAD BH31 7PJ	1486	7355.70	71445
1226200061	PARSONS, J MR	7A WATERLOO SQUARE PO21 1TE	370	3093.20	71445
4830079063	LAWRENCE-BURGESS, O MR	43 PENYSTON ROAD SL6 6EJ	119	915.11	71445
1226746061	MARSHALL, CH MR	20 THE DALE SG6 3SG	231	1931.16	71445
3888136169	ADAMS, C MRS	42 RAMSBURY CLOSE DT11 7UF	95	470.25	71445
1227032161	SMITH, JOR MR	26 ADAM DRIVE IV36 2JN	463	3870.68	71445
1227102661	GODDARD, ME MR	101 NEWLAND MILL OX28 3SZ	463	3870.68	71445
1226365161	HARDING, LI MISS	FLAT 23, DEAN PARK MANSIONS BH	115	961.40	71445
1226426761	MORRISON, KJ MR	62A WHARTONS LANE SO40 7EF	463	3870.68	71445

Closure Listing for COBHAM PLC | Closure Date 10-MAR-2004 | Page: 00001

Account No	Employee Details					Option Details			
003888136169	MRS C ADAMS	Emp No		Open Date	010299	Opt Price	4.950000	Company Amt	470.25
	CHRISTINE	NI No	WL797562D	Grant Date	301098	Shares Exer	95	Cheque No	523420
	42 RAMSBURY CLOSE			Term	5	Balance	472.50	Ind Amount	3.43
	BLANDFORD FORUM			Sub Amount	7.00	Interest	1.18	Cheque No	523427
		Left Date	000000	Reason					
		Location	ACE						
	DT11 7UF								
001226648061	MR MP DAYMAN	Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	1162.04
	MICHAEL PAUL	NI No	NM184624B	Grant Date	061100	Shares Exer	139	Cheque No	523420
	4 RALPH CLOSE			Term	3	Balance	1162.50	Ind Amount	0.46
	BRAUNTON			Sub Amount	30.00	Interest	0.00	Cheque No	523422
		Left Date	000000	Reason					
		Location	HTE						
	EX33 1DN								
003888517069	MR RB DURHAM	Emp No		Open Date	010299	Opt Price	4.950000	Company Amt	7355.70
	RICHARD BRUCE	NI No	YY151396C	Grant Date	301098	Shares Exer	1486	Cheque No	523420
	20 EASTWORTH ROAD			Term	5	Balance	7357.50	Ind Amount	20.19
	VERWOOD			Sub Amount	109.00	Interest	18.39	Cheque No	523423
		Left Date	000000	Reason					
		Location	FRA						
	BH31 7PJ								
001227102661	MR ME GODDARD	Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	3870.68
	MICHAEL EDOWARD	NI No	ZY617795D	Grant Date	061100	Shares Exer	463	Cheque No	523420
	101 NEWLAND MILL			Term	3	Balance	3875.00	Ind Amount	4.32
	WITNEY			Sub Amount	100.00	Interest	0.00	Cheque No	523429
		Left Date	000000	Reason					
		Location	COM						
	OX28 3SZ								
001226365161	MISS LI HARDING	Emp No		Open Date	010201	Opt Price	8.360000	Company Amt	961.40
	LARISSA ISABELLE	NI No	NP336145B	Grant Date	061100	Shares Exer	115	Cheque No	523420
	FLAT 23, DEAN PARK MANSIONS			Term	3	Balance	968.75	Ind Amount	7.35
	27 DEAN PARK ROAD			Sub Amount	25.00	Interest	0.00	Cheque No	523430
	BOURNEMOUTH	Left Date	000000	Reason					
		Location	FRA						
	BH1 1JA								

Closure Listing for COBHAM PLC | Closure Date 10-MAR-2004 | Page: 00002

Account No	Employee Details			Option Details			
004830079063	MR O LAWRENCE-BURGESS	Emp No6540	Open Date 010203	Opt Price	7.690000	Company Amt	915.11
	OLIVER	NI No WL580504B	Grant Date 141102	Shares Exer	119	Cheque No	523420
	43 PENYSTON ROAD		Term 3	Balance	910.00	Ind Amount	6.28
	MAIDENHEAD		Sub Amount 65.00	Interest	11.39	Cheque No	523425
		Left Date 270204	Reason REDUND				
		Location FRL					
	SL6 6EJ						
001226746061	MR CH MARSHALL	Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	1931.16
	CEDRIC HENRY	NI No ZY822518D	Grant Date 061100	Shares Exer	231	Cheque No	523420
	20 THE DALE		Term 3	Balance	1937.50	Ind Amount	6.34
	LETCHWORTH GARDEN CITY		Sub Amount 50.00	Interest	0.00	Cheque No	523426
		Left Date 000000	Reason				
		Location CELRAD					
	SG6 3SG						
001226426761	MR KJ MORRISON	Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	3870.68
	KENNETH JOHN	NI No WL752816D	Grant Date 061100	Shares Exer	463	Cheque No	523420
	62A WHARTONS LANE		Term 3	Balance	3875.00	Ind Amount	4.32
	ASHURST		Sub Amount 100.00	Interest	0.00	Cheque No	523431
	SOUTHAMPTON	Left Date 000000	Reason				
		Location COB					
	SO40 7EF						
001226200061	MR J PARSONS	Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	3093.20
	JOHN	NI No YB948419B	Grant Date 061100	Shares Exer	370	Cheque No	523420
	7A WATERLOO SQUARE		Term 3	Balance	3100.00	Ind Amount	6.80
	BOGNOR REGIS		Sub Amount 80.00	Interest	0.00	Cheque No	523424
		Left Date 000000	Reason				
		Location CRED					
	PO21 1TE						
001227032161	MR JOR SMITH	Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	3870.68
	JOHN OGILUIE RAE	NI No ZR538432C	Grant Date 061100	Shares Exer	463	Cheque No	523420
	26 ADAM DRIVE		Term 3	Balance	3875.00	Ind Amount	4.32
	FORRES		Sub Amount 100.00	Interest	0.00	Cheque No	523428
		Left Date 000000	Reason				
		Location FRKIN					
	IV36 2JN						

Closure Listing for COBHAM PLC | Closure Date 10-MAR-2004 | Page: 00003

Account No	Employee Details				Option Details			
001227094161	MR PVM TURNER	Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	3870.68
	PETER VICTOR MARK	NI No WK863555A	Grant Date	061100	Shares Exer	463	Cheque No	523420
	14 VICTORIA AVENUE		Term	3	Balance	3875.00	Ind Amount	4.32
	UXBRIDGE		Sub Amount	100.00	Interest	0.00	Cheque No	523421
		Left Date 000000	Reason					
		Location CEL						
	UB10 9AQ							

Closure Listing for COBHAM PLC Closure Date 10-MAR-2004

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	4407
No of Individual Cheques	11
Value of Individual Cheques	68.13
Value of other ind payments	0.00

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 8th March 2004

Present: G F Page - Chairman
A E Cook

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved "U" and Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares		Subscription Price
20.11.01	R Fletcher	01.03.04	1,419	"A"	£15,367.77
29.10.02			163	"U"	£1,486.01
29.10.02			1,604	"U"	£14,623.03

It was resolved that a total of 3,186 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
R Fletcher	1,419	£10.58
	163	£8.8666
	1,604	£8.8666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 3,186 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 5th March 2004

Present:	G F Page	-	Chairman
	A E Cook		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 10,012 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



..............................

Chairman

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		03-MAR-2004	
No of Shares		10012	56167.08
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	03-MAR-2004 at 09:58	
Pages Printed	:	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1226359761	GRAHAM, MK MR	81 CREEKMOOR LANE BH17 7BW	231	1931.16	71223
1226721561	KIRBY, P DR	5 THE GLEBE OX14 4ND	463	3870.68	71223
3889555969	WILKES, MJ MR	27 HILLBOURNE ROAD DT4 9JD	681	3370.95	71223
1226476361	SMITH, K MR	620 ASHLEY ROAD BH14 0AW	115	961.40	71223
3889466869	TWIDDY, AR MR	152 ALMA ROAD BH9 1AJ	245	1212.75	71223
1226932361	MORRIS, J MRS	BENTWICHEN COTTAGE EX36 3HA	92	769.12	71223
2992545367	MARRIOTT, ME MRS	2 OAKDENE CLOSE BH21 1TJ	4037	19498.71	71223
1227229461	IRVINE, D MR	38 ABBEY MEADOW CO9 3QS	463	3870.68	71223
3888247369	BISHOP, KA MR	103 NORFOLK ROAD DT4 0PS	177	876.15	71223
3888191469	BARFOOT, SR MR	98 NORTHMOOR WAY BH20 4ES	750	3712.50	71223
3888754869	HOGARTY, SP MR	17 WAYTOWN CLOSE BH17 9WF	177	876.15	71223
1227374661	PAULL, KD MR	HIDEAWAY EX36 3AN	69	576.84	71223
4830918663	SHIPPERLEY, JP MR	14 OVERCOMBE CLOSE BH17 9EZ	39	299.91	71223
3888544869	ENTWISTLE, GD MR	FLAT 8, GRANGEWOOD HALL BH21 1	1854	9177.30	71223
1227109361	GRAY, RJ MRS	23 RIDGEWELL ROAD CO9 4RG	231	1931.16	71223
4830919463	WALTERS, GS MR	29 ST HELENS ROAD	18	138.42	71223
1227255361	SOMERS, SR MR	14 BULL LANE DT2 0BQ	231	1931.16	71223
1227578161	WHITE, SP MR	82 FELTON ROAD BH14 0QX	139	1162.04	71223

Closure Listing for COBHAM PLC

Account No	Employee Details			Option Details			
003888191469	MR SR BARFOOT STEPHEN RICHARD 98 NORTHMOOR WAY WAREHAM BH20 4ES	Emp No NI No WL550864D Left Date 101203 Location WAB	Open Date 010299 Grant Date 301098 Term 5 Sub Amount 55.00 Reason SALECO	Opt Price Shares Exer Balance Interest	4.950000 750 3712.50 9.28	Company Amt Cheque No Ind Amount Cheque No	3712.50 521681 9.28 521691
003888247369	MR KA BISHOP KENNETH ANDREW 103 NORFOLK ROAD WEYMOUTH DT4 0PS	Emp No NI No ZY633761B Left Date 101203 Location WAB	Open Date 010299 Grant Date 301098 Term 5 Sub Amount 13.00 Reason SALECO	Opt Price Shares Exer Balance Interest	4.950000 177 877.50 0.00	Company Amt Cheque No Ind Amount Cheque No	876.15 521681 1.35 521690
003888544869	MR GD ENTWISTLE GEOFFREY DONALD FLAT 8, GRANGEWOOD HALL CRANFIELD AVENUE WIMBORNE BH21 1BZ	Emp No NI No YH178371D Left Date 000000 Location FRL	Open Date 010299 Grant Date 301098 Term 5 Sub Amount 136.00 Reason	Opt Price Shares Exer Balance Interest	4.950000 1854 9180.00 22.95	Company Amt Cheque No Ind Amount Cheque No	9177.30 521681 25.65 521695
001226359761	MR MK GRAHAM MARTIN KENNETH 81 CREEKMOOR LANE POOLE BH17 7BW	Emp No NI No YY223418C Left Date 101203 Location WAB	Open Date 010201 Grant Date 061100 Term 3 Sub Amount 50.00 Reason SALECO	Opt Price Shares Exer Balance Interest	8.360000 231 1937.50 0.00	Company Amt Cheque No Ind Amount Cheque No	1931.16 521681 6.34 521682
001227109361	MRS RJ GRAY RUTH JENNIFER 23 RIDGEWELL ROAD GREAT YELDHAM HALSTEAD CO9 4RG	Emp No NI No NA406071C Left Date 000000 Location EURO	Open Date 010201 Grant Date 061100 Term 3 Sub Amount 50.00 Reason	Opt Price Shares Exer Balance Interest	8.360000 231 1937.50 0.00	Company Amt Cheque No Ind Amount Cheque No	1931.16 521681 6.34 521696

Clo... Listing for COBHAM PLC | Closure Date 03-MAR-2004 | Page: 00002

Account No	Employee Details				Option Details			
003888754869	MR SP HOGARTY SHAUN PETER 17 WAYTOWN CLOSE POOLE BH17 9WF	Emp No NI No WL657016B Left Date 000000 Location FRA	Open Date 010299 Grant Date 301098 Term 5 Sub Amount 13.00 Reason		Opt Price Shares Exer Balance Interest	4.950000 177 877.50 2.19	Company Amt Cheque No Ind Amount Cheque No	876.15 521681 3.54 521692
001227229461	MR D IRVINE DAVID 38 ABBEY MEADOW SIBLE HEDINGHAM HALSTEAD CO9 3QS	Emp No NI No JB659751D Left Date 000000 Location EURO	Open Date 010201 Grant Date 061100 Term 3 Sub Amount 100.00 Reason		Opt Price Shares Exer Balance Interest	8.360000 463 3875.00 0.00	Company Amt Cheque No Ind Amount Cheque No	3870.68 521681 4.32 521689
001226721561	DR P KIRBY PETER 5 THE GLEBE CULHAM ABINGDON OX14 4ND	Emp No NI No YW777638D Left Date 000000 Location CULH	Open Date 010201 Grant Date 061100 Term 3 Sub Amount 100.00 Reason		Opt Price Shares Exer Balance Interest	8.360000 463 3875.00 0.00	Company Amt Cheque No Ind Amount Cheque No	3870.68 521681 4.32 000000
002992545367	MRS ME MARRIOTT MARGARET EILEEN 2 OAKDENE CLOSE WIMBORNE MINSTER WIMBORNE BH21 1TJ	Emp No NI No YH209699D Left Date 311203 Location COB	Open Date 010297 Grant Date 141196 Term 7 Sub Amount 250.00 Reason	3YERET	Opt Price Shares Exer Balance Interest	4.830000 4037 19500.00 0.00	Company Amt Cheque No Ind Amount Cheque No	19498.71 521681 1.29 521688
001226932361	MRS J MORRIS JENNIFER BENTWICHEN COTTAGE BENTWICHEN NORTH MOLTON DEVON EX36 3HA	Emp No NI No YB722221C Left Date 000000 Location HTE	Open Date 010201 Grant Date 061100 Term 3 Sub Amount 20.00 Reason		Opt Price Shares Exer Balance Interest	8.360000 92 775.00 0.00	Company Amt Cheque No Ind Amount Cheque No	769.12 521681 5.88 521687

Account No	Employee Details				Option Details				
001227374661	MR KD PAULL		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	576.84
	KENNETH DARREL		NI No YZ147898D	Grant Date	061100	Shares Exer	69	Cheque No	521681
	HIDEAWAY			Term	3	Balance	581.25	Ind Amount	4.41
	NORTH STREET			Sub Amount	15.00	Interest	0.00	Cheque No	521693
	SOUTH MOLTON		Left Date 000000	Reason					
			Location HTE						
		EX36 3AN							
004830918663	MR JP SHIPPERLEY		Emp No5112	Open Date	010203	Opt Price	7.690000	Company Amt	299.91
	JASON		NI No JT267799D	Grant Date	141102	Shares Exer	39	Cheque No	521681
	14 OVERCOMBE CLOSE			Term	3	Balance	299.00	Ind Amount	2.59
	CANFORD HEATH			Sub Amount	23.00	Interest	3.50	Cheque No	521694
	POOLE		Left Date 101203	Reason	SALECO				
			Location WAB						
		BH17 9EZ							
001226476361	MR K SMITH		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	961.40
	KEVIN		NI No NB084110C	Grant Date	061100	Shares Exer	115	Cheque No	521681
	620 ASHLEY ROAD			Term	3	Balance	968.75	Ind Amount	7.35
	POOLE			Sub Amount	25.00	Interest	0.00	Cheque No	521685
			Left Date 000000	Reason					
			Location FRL						
		BH14 0AW							
001227255361	MR SR SOMERS		Emp No	Open Date	010201	Opt Price	8.360000	Company Amt	1931.16
	STEPHEN RICHARD		NI No NH796404D	Grant Date	061100	Shares Exer	231	Cheque No	521681
	14 BULL LANE			Term	3	Balance	1937.50	Ind Amount	6.34
	MAIDEN NEWTON			Sub Amount	50.00	Interest	0.00	Cheque No	521698
	DORCHESTER		Left Date 101203	Reason	SALECO				
			Location WAB						
		DT2 0BQ							
003889466869	MR AR TWIDDY		Emp No	Open Date	010299	Opt Price	4.950000	Company Amt	1212.75
	ANTHONY ROBERT		NI No YB816439A	Grant Date	301098	Shares Exer	245	Cheque No	521681
	152 ALMA ROAD			Term	5	Balance	1215.00	Ind Amount	5.29
	BOURNEMOUTH			Sub Amount	18.00	Interest	3.04	Cheque No	521686
			Left Date 000000	Reason					
			Location FRL						
		BH9 1AJ							

33

Closure Listing for COBHAM PLC Closure Date 03-MAR-2004 Page: 00004

Account No	Employee Details				Option Details			
004830919463	MR GS WALTERS		Emp No5110	Open Date 010203	Opt Price	7.690000	Company Amt	138.42
	GAVIN		NI No JK168632A	Grant Date 141102	Shares Exer	18	Cheque No	521681
	29 ST HELENS ROAD			Term 3	Balance	143.00	Ind Amount	6.26
	SANDFORD			Sub Amount 11.00	Interest	1.68	Cheque No	521697
	WAREHAM		Left Date 101203	Reason SALECO				
	DORSET		Location WAB					
001227578161	MR SP WHITE		Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	1162.04
	STEPHEN PHILIP		NI No NW780835A	Grant Date 061100	Shares Exer	139	Cheque No	521681
	82 FELTON ROAD			Term 3	Balance	1162.50	Ind Amount	0.46
	POOLE			Sub Amount 30.00	Interest	0.00	Cheque No	521699
			Left Date 000000	Reason				
			Location WAB					
		BH14 0QX						
003889555969	MR MJ WILKES		Emp No	Open Date 010299	Opt Price	4.950000	Company Amt	3370.95
	MARK JOHN		NI No NP976443C	Grant Date 301098	Shares Exer	681	Cheque No	521681
	27 HILLBOURNE ROAD			Term 5	Balance	3375.00	Ind Amount	12.49
	WEYMOUTH			Sub Amount 50.00	Interest	8.44	Cheque No	521684
			Left Date 101203	Reason SALECO				
			Location WAB					
		DT4 9JD						

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	10012
No of Individual Cheques	17
Value of Individual Cheques	109.18
Value of other ind payments	4.32

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 26th February 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 6,445 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Export_Control

Schedule 1.1												
AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Spouse Shares Sold
001226981161	061100	3	8.36	MR	BESSANT	A	NH656919C	115	961.40	0	115	0
001226558161	061100	3	8.36	MR	BRIERLEY	MP	YW421190D	208	1738.88	0	208	0
003888360769	301098	5	4.95	MR	CHAPPELL	K	YY151257B	395	1955.25	0	395	0
003888365869	301098	5	4.95	MR	CHEETHAM	JD	YW728445A	177	876.15	0	177	0
001227057761	061100	3	8.36	MR	DIXON	WC	WL399247C	46	384.56	0	46	0
003888602969	301098	5	4.95	MR	FREEMAN	PD	ZW618524C	313	1549.35	0	313	0
003888614269	301098	5	4.95	MR	GANDERTON	ST	NP279763A	177	876.15	0	177	0
001225812761	061100	3	8.36	MR	GILLETT	MG	YB083422D	709	5927.24	0	709	0
003888642869	301098	5	4.95	MR	GILLETT	MG	YB083422D	572	2831.40	0	572	0
001227136061	061100	3	8.36	MR	HUXLEY	RS	YS324154C	139	1162.04	0	139	0
001226167561	061100	3	8.36	MR	JOYCE	BP	ZY548875B	254	2123.44	0	254	0
003888852869	301098	5	4.95	MR	JOYCE	BP	ZY548875B	572	2831.40	0	572	0
001226394561	061100	3	8.36	MR	LAWTHER	JW	YX424505A	463	3870.68	0	463	0
001225862361	061100	3	8.36	MR	MEYRICK	HJ	WL797481C	231	1931.16	0	231	0
001412028962	121101	5	8.4	MR	PAGE	J	JB539057B	282	2368.80	0	282	0
002992609367	141196	7	4.83	MR	PINCOMBE	NR	WL382904B	161	777.63	0	161	0
001227499861	061100	3	8.36	MR	PRINCE	JM	JJ811781B	231	1931.16	0	231	0
001227508061	061100	3	8.36	MR	RAY	J	WA295293A	92	769.12	0	92	0
001227393261	061100	3	8.36	MR	ROWLAND	K	NB325161D	231	1931.16	0	231	0
001225879861	061100	3	8.36	MR	SCIVIER	DJ	JS164253B	231	1931.16	0	231	0
001227246461	061100	3	8.36	MR	SHARP	RM	NE846124C	231	1931.16	0	231	0
003889281969	301098	5	4.95	MR	SHARP	RM	NE846124C	245	1212.75	0	245	0
001227431961	061100	3	8.36	MR	WASHINGTON	SJ	ZX230106D	139	1162.04	0	139	0
001227134461	061100	3	8.36	MISS	WATSON	FD	NP890418D	231	1931.16	0	231	0
Total								**6445**	**44965.24**	**0**	**6445**	**0**

Spouse	Shares	Keep	Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
		0	10 BUNTING ROAD	FERNDOWN				BH22 9QZ	ANDREW	FRL
		0	30 LYNEHAM GARDENS	MAIDENHEAD				SL6 6SJ	MICHAEL PETER	CEL
		0	7 MINSTEAD ROAD	BOURNEMOUTH				BH10 5JY	KEITH	FRL
		0	12 CRANFIELD AVENUE	WIMBORNE				BH21 1TH	JOHN DAVID	FRL
		0	2 LINNET CLOSE	SANDY				SG19 2UH	WILLIAM CHARLES	CELRAD
		0	68 WEST BOROUGH	WIMBORNE				BH21 1NQ	PETER DOUGLAS	FRL
		0	23 HAYES CLOSE	WIMBORNE				BH21 2JJ	SIMON THOMAS	FRL
		0	31 CHURCH ROAD	FERNDOWN				BH22 9ES	MICHAEL GEORGE	FRA
		0	31 CHURCH ROAD	FERNDOWN				BH22 9ES	MICHAEL GEORGE	FRA
		0	30 ST. MARYS CLOSE	BRANSGORE	CHRISTCHURCH			BH23 8HU	ROBERT SIMON	FRA
		0	41 SOUTHERN AVENUE	WEST MOORS	FERNDOWN			BH22 0BJ	BRIAN PHILIP	FRL
		0	41 SOUTHERN AVENUE	WEST MOORS	FERNDOWN			BH22 0BJ	BRIAN PHILIP	FRL
		0	29 DRUMDUAN PARK	FORRES				IV36 1GF	JAMES WILLIAM	FRKIN
		0	1 SCHOOL CLOSE	TARRANT GUNVILLE	BLANDFORD FORUM			DT11 8JL	HOWARD JOHN	ACE
		0	69 ALBION WAY	VERWOOD				BH31 7LS	JOHNATHAN	FRL
		0	30 NORTH STREET	SOUTH MOLTON				EX36 3AW	NIGEL ROBERT	HTE
		0	1 WESTBOROUGH ROAD	MAIDENHEAD				SL6 4AW	JAMES MICHAEL	CEL
		0	14 ANDREWS WAY	SALISBURY				SP2 8QR	JOHN	FRL
		0	48 COCKERELL CLOSE	MERLEY	WIMBORNE			BH21 1XT	KEVAN	FRL
		0	38 ST. CLEMENTS ROAD	BOURNEMOUTH				BH1 4EA	DAVID JOHN	FRA
		0	33 BALMORAL ROAD	COALVILLE				LE67 4PE	RICHARD MICHAEL	CCL
		0	33 BALMORAL ROAD	COALVILLE				LE67 4PE	RICHARD MICHAEL	CCL
		0	HORSESHOES	CHAPEL ROAD	SOUTH LEIGH	WITNEY		OX29 6UP	SIDNEY JOHN	COM
		0	10 BUNTING ROAD	FERNDOWN				BH22 9QZ	FAYE DENISE	FRL
		0								

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 25th February 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	L J Marshall	21.2.04	192	£1,990.39
14.09.99	"	"	1,755	£14,999.28
20.10.98	"	"	2,099	£12,999.74

It was resolved that a total of 4,046 ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
L Marshall	192	1011
	1,755	829.66
	2,099	594.33

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 4,046 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 25th February 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	L J Marshall	21.2.04	493	£4,494.48
20.11.01	"	"	2,078	£22,504.74
27.10.00	"	"	1,495	£15,498.07

It was resolved that a total of 4,066 ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
L Marshall	493	886.66
	2,078	1058
	1,495	1011.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 4,066 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 24th February 2004

Present:	A E Cook	-	Chairman (by telephone)
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 9,900 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold
001226234561	061100	3	8.36	MR	ALLCROFT	AHJ	JB127211D	139	1162.04	0
002991677267	141196	7	4.83	MR	ALLEN	BG	YH121255A	484	2337.72	0
001226088161	061100	3	8.36	MR	BELL	H	YT325874B	92	769.12	0
001225936061	061100	3	8.36	MR	CHAMBERS	PM	WM447221A	115	961.40	0
002992224167	141196	7	4.83	MR	DANNING	JMD	TW558260B	322	1555.26	0
003888450669	301098	5	4.95	MR	DANNING	JMD	TW558260B	545	2697.75	0
001226596461	061100	3	8.36	MR	DEAN	DC	YA039113C	231	1931.16	0
002991405267	141196	7	4.83	MR	DENNIS	W	NA224361B	242	1168.86	0
001227339861	061100	3	8.36	MR	DUFALL	MD	WM929211D	139	1162.04	0
001226665061	061100	3	8.36	MR	EASTWOOD	JW	ZM190690B	463	3870.68	0
001226143861	061100	3	8.36	MR	FULLICK	CW	WL262138D	231	1931.16	0
002992308667	141196	7	4.83	MR	GERRARD	CP	WE066037A	2422	11698.26	0
001226695261	061100	3	8.36	MR	HAYWARD	CW	WB109757B	139	1162.04	0
003888829369	301098	5	4.95	MR	JOHNSTONE	G	WM719247A	340	1683.00	0
001225842961	061100	3	8.36	MR	KERLEY	SJ	NH738196D	463	3870.68	0
001227494761	061100	3	8.36	MR	MILLS	PC	NS262502B	139	1162.04	0
001227460261	061100	3	8.36	MR	NEWCOMBE	CL	JK237473B	231	1931.16	0
001226434861	061100	3	8.36	MR	PARK	SC	NE263034D	92	769.12	0
001227013561	061100	3	8.36	MRS	RUTLAND	J	WE070238D	231	1931.16	0
001227247261	061100	3	8.36	MS	SHEPPARD	S	WK801408A	231	1931.16	0
003889362969	301098	5	4.95	MR	STANBURY	PR	YZ147884B	940	4653.00	0
001226224861	061100	3	8.36	MR	THOMPSON	RA	YB505793D	1024	8560.64	0
002992786367	141196	7	4.83	MR	YOUNG	RGS	ZY050823A	645	3115.35	0
Totals								**9900**	**62014.80**	**0**

Shares Keep	Spouse Shares Sold	Spouse Shares Keep	Address1	Address2	Address3
139	0	0	38 CHURCHILL CLOSE	STURMINSTER MARSHALL	WIMBORNE
484	0	0	65 SPINNEY HILL DRIVE	LOUGHBOROUGH	
92	0	0	9 ROMACH ROAD	FORRES	
115	0	0	FLAT 3, CLARENDON COURT	16 CLARENDON ROAD	BOURNEMOUTH
322	0	0	HOLLY TREE HOUSE	FOREST LANE	HIGHTOWN HILL
545	0	0	HOLLY TREE HOUSE	FOREST LANE	HIGHTOWN HILL
231	0	0	15 HENBURY CLOSE	CANFORD HEATH	POOLE
242	0	0	24 LASCELLES AVENUE	NEWTON AYCLIFFE	
139	0	0	78 PARKWAY DRIVE	BOURNEMOUTH	
463	0	0	8 TULLIS CLOSE	SUTTON COURTENAY	ABINGDON
231	0	0	31 ANSON CLOSE	RINGWOOD	
2422	0	0	190 SALISBURY ROAD	BURTON	CHRISTCHURCH
139	0	0	77 TAMAR CLOSE	FERNDOWN	
340	0	0	20 SORREL GARDENS	BROADSTONE	
463	0	0	48 MERLEY LANE	MERLEY	WIMBORNE
139	0	0	7 RIVINGTON DRIVE	LOUGHBOROUGH	
231	0	0	5 RICHMOND TERRACE	APPLEDORE	BIDEFORD
92	0	0	52 CHAFFINCH CLOSE	POOLE	
231	0	0	21 SOUTH DRIVE	HIGH WYCOMBE	
231	0	0	40 BURLINGTON ROAD	BURNHAM	SLOUGH
940	0	0	20 HOWARDS CLOSE	SOUTH MOLTON	
1024	0	0	52 ARUNDEL DRIVE	FAREHAM	
645	0	0	84 NORTHBOURNE AVENUE	BOURNEMOUTH	
9900	**0**	**0**			

Address4	Address5	Postcode	Forenames	Location
		BH21 4BH	ALISTAIR HENRY JOHN	FRL
		LE11 3LB	BRUCE GEOFFREY	CCL
		IV36 1HU	HUGH	FRKIN
		BH4 8AL	PETER MARTIN	FRA
RINGWOOD		BH24 3HF	JOHN MAC DOUGALL	FRA
RINGWOOD		BH24 3HF	JOHN MAC DOUGALL	FRA
		BH17 8AU	DAVID COLIN	FRL
		DL5 7HP	WAYNE	FRA
		BH8 9JR	MARK DAVID	FRL
		OX14 4BD	JAMES WILLIAM	CULH
		BH24 1XN	CHARLES WILLIAM	FRA
		BH23 7JS	CHRISTOPHER PAUL	WAB
		BH22 8XE	CHRISTOPHER WILLIAM	FRL
		BH18 9WA	GRAHAM	FRL
		BH21 1RY	STUART JAMES	FRL
		LE11 4EJ	PHILIP CHARLES	CCL
		EX39 1PG	CRAIG LEE	HTE
		BH17 7UR	STEPHEN CHARLES	WAB
		HP13 6JU	JANE	CEL
		SL1 7BQ	SHIRLEY	CEL
		EX36 4JT	PHILIP RICHARD	HTE
		PO16 7NS	REGINALD ANTHONY	FRL
		BH10 6DQ	ROY GERALD SEYMOUR	FRL

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 23rd February 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	M E Terry	20.2.04	1,985	£21,497.55

It was resolved that a total of 1,985 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
M E Terry	1,985	1058

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,985 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 23rd February 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	M E Terry	20.2.04	338	£3,503.91
20.11.01	"	"	484	£5,241.72
29.10.02	"	"	3,029	£27,614.18

It was resolved that a total of 3,851 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
M E Terry	338	1011
	484	1058
	3,029	886

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 3,851 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 19th February 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 19,909 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

BULK PROOF LIST FOR COBHAM PLC

Closure Date 16-FEB-2004

No of Shares 19909 126697.86

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 16-FEB-2004 at 10:58

Pages Printed : 00004

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost
003888139669	301098	5	4.95	MR	ADAMS	DA	WM842100D	900	4455.00
003888163969	301098	5	4.95	MR	ARENAS	JV	WB137665C	572	2831.40
001226085761	061100	3	8.36	MR	BASCOMBE	K	YA120119B	46	384.56
001227465361	061100	3	8.36	MR	BOSWORTH	PV	YM792783C	185	1546.60
001226096261	061100	3	8.36	MR	BOWES	NW	WA390248B	370	3093.20
001227012761	061100	3	8.36	MR	CHISNALL	RE	YS194380A	115	961.40
001226284161	061100	3	8.36	MR	CHURCHWARD	I	NR267781B	92	769.12
001226286861	061100	3	8.36	MRS	CLARKE	A	NR298986D	46	384.56
001226295761	061100	3	8.36	MR	COOPER	A	JM641790A	185	1546.60
003888439569	301098	5	4.95	MR	CROMPTON	NC	WK810031D	95	470.25
001227340161	061100	3	8.36	MR	ELLIOTT	JS	JE348127D	92	769.12
003888562669	301098	5	4.95	MR	FENN	J	YM272827A	613	3034.35
001226340661	061100	3	8.36	MR	FLEMING	M	WM689855A	92	769.12
003888663069	301098	5	4.95	MR	GRANT	G	NR876331B	177	876.15
002992373667	141196	7	4.83	MR	HANSFORD	LI	YM079736A	807	3897.81
001226152761	061100	3	8.36	MR	HARDY	M	NE048694C	208	1738.88
002991806667	141196	7	4.83	MRS	HARRINGTON	MA	YB883769D	807	3897.81
001226784361	061100	3	8.36	MR	HOOK	MP	NA155643D	231	1931.16
003888776969	301098	5	4.95	MR	HUDSON	SM	WL140777C	395	1955.25
003888786669	301098	5	4.95	MR	HUTCHINGS	RW	YB549735A	204	1009.80
001226792461	061100	3	8.36	MR	IRESON	DJF	WK675153B	92	769.12
003888814569	301098	5	4.95	MRS	JEMMISON	CM	NE670703C	204	1009.80
003888815369	301098	5	4.95	MR	JEMMISON	GJ	WL526485B	204	1009.80
001227555261	061100	3	8.36	MR	KING	MD	JB582938C	115	961.40
002991858967	141196	7	4.83	MR	KINGMAN	DF	YS456367A	1033	4989.39
001225722861	061100	3	8.36	MR	KNIGHT	RE	NA528216D	115	961.40
001226398861	061100	3	8.36	MR	LE MAITRE	SJ	NH350212D	370	3093.20
001227173561	061100	3	8.36	MR	MASKELL	AC	YW381473B	92	769.12
003888976169	301098	5	4.95	MR	MAY	KD	WK330647B	395	1955.25
001227180861	061100	3	8.36	MR	METCALF	T	YM710946B	278	2324.08
003889007769	301098	5	4.95	MR	METCALF	T	YM710946B	613	3034.35
001226419461	061100	3	8.36	MRS	MILLIN	M	YW935863A	139	1162.04
001226188861	061100	3	8.36	MR	MILLIN	MJ	TW022605A	139	1162.04
001225946861	061100	3	8.36	MR	MLADENOVIC	D	PA951168A	176	1471.36
001226189661	061100	3	8.36	DR	MORGAN	JG	YX909092B	1158	9680.88

003889056569	301098	5	4.95	MR	NEWBON	JA	YK662627A		750	3712.50
001225729561	061100	3	8.36	MR	NICHOLLS	KE	WE248832B		463	3870.68
002991904667	141196	7	4.83	MR	NICHOLLS	KE	WE248832B		484	2337.72
003889078669	301098	5	4.95	MR	OLLIS	PD	WE057358D		204	1009.80
001227205761	061100	3	8.36	MR	PATCHETT	K	YA042600A		92	769.12
001225971961	061100	3	8.36	MR	PATERSON	S	YY871709C		250	2090.00
001226946361	061100	3	8.36	MR	PAYNE	S	JE80266SD		115	961.40
001226950161	061100	3	8.36	MR	PERCIVAL	JBB	YP965455C		231	1931.16
001227208161	061100	3	8.36	MR	PHILLIPS	AJ	JJ800877B		185	1546.60
001226203561	061100	3	8.36	MR	PORTER	DW	ZY667780A		695	5810.20
001225990561	061100	3	8.36	MR	RICHARDS	GP	NR500586D		393	3285.48
001226454261	061100	3	8.36	MR	ROBINSON	G	NA267009D		695	5810.20
001226006761	061100	3	8.36	MR	RUDD	SJ	NH282263C		347	2900.92
003889308469	301098	5	4.95	MR	SLEIGHTHOLME	S	YX817760A		95	470.25
003889488969	301098	5	4.95	MR	WALES	JJ	YW410058A		1118	5534.10
001227576561	061100	3	8.36	MR	WARREN	J	NS575296C		231	1931.16
001226907261	061100	3	8.36	MR	WELLS	SL	WK795030A		231	1931.16
002992055967	141196	7	4.83	MR	WERNER	AR	NX419557B		403	1946.49
003889528169	301098	5	4.95	MR	WERNER	AR	NX419557B		681	3370.95
003889554069	301098	5	4.95	MR	WILDE	S	NP472192A		313	1549.35
001227302961	061100	3	8.36	MR	WILSON	FJ	YT315115A		115	961.40
003889581869	301098	5	4.95	MR	WOODLEY	KJ	YL018200D		463	2291.85
Totals									**19909**	**126697.86**

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 19th February 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 1,196 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
Ackroyd G R	116	815
Dorey M J	35	744
Guess J C	227	815
"	102	744
Hudson S M	227	815
"	42	744
Popperwell M	13	744
Rudd S J	121	815
	100	744
Sumner D P T	213	744
Total:	1196	

11-FEB-2004

SAV0033B - Closure Processing

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4830645463	SUMNER, DPT MR	9 ROMAN WAY BA6 8AB	213	1637.97	70609
1412085862	HUDSON, SM MR	FREKES COTTAGE DT10 1HQ	227	1906.80	70609
4829890763	HUDSON, SM MR	FREKES COTTAGE DT10 1HQ	42	322.98	70609
1411037262	GUESS, JC MR	4 CHURCHFIELD ROAD BH15 2QN	227	1906.80	70609
4830201763	GUESS, J MR	4 CHURCHFIELD ROAD BH15 2QN	102	784.38	70609
4830867863	DOREY, MJ MR	65 MILL LANE BH20 4QY	35	269.15	70609
4830808263	POPPERWELL, M MR	6 ST. MARTINS LANE BH20 4HF	13	99.97	70609
1411871362	RUDD, SJ MR	24 PARKER ROAD BH9 1AY	121	1016.40	70609
4830856263	RUDD, SJ MR	24 PARKER ROAD BH9 1AY	100	769.00	70609

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold
001411692362	121101	3	8.4	MR	ACKROYD	GR	JA462665B	116	974.40	0
Totals								**116**	**974.40**	**0**

Cobham plc

Minutes of an authorised Committee of the Company held at Brook Road, Wimborne, Dorset on 19th February 2004

PRESENT: **A E Cook**
W Tucker

IN ATTENDANCE: **J M POPE**

1 CHAIRMAN AND QUORUM

A E Cook agreed to act as chairman of the meeting.

The chairman noted that further to a board meeting of Cobham plc on 15th March 2001, any two directors were authorised to act as a committee to take any such action as might be necessary to effect the implementation and operation of the Qualifying Employee Share Ownership Trust ("QUEST") and accordingly this committee was present and that the meeting could accordingly proceed to process.

2 PURPOSE OF MEETING

IT WAS NOTED that the purpose of the meeting, was to consider the requirements of the QUEST in relation to the maturity of options commencing on 1st February 2004 under the Cobham Savings Related Share Option Scheme ("the Scheme").

3 DECLARATION OF INTERESTS

The committee members present declared an interest in the matters to be considered by virtue of them being potential beneficiaries under the Scheme and the QUEST. It was noted that by virtue of the company's Articles of Association they would be entitled to vote in respect of such matters and therefore could properly make decisions in their capacity as committee members.

4 FUNDING

4.1 **IT WAS NOTED that** the company had received notification from the Yorkshire Building Society that option holders under the Scheme had exercised options over 3,420 ordinary shares of 25p each in the company.

4.2 **IT WAS FURTHER NOTED that** the company had provided funding to the QUEST in respect of the exercise by the QUEST on 17th December 2002 of a hedging option in order to satisfy outstanding options (including those mentioned in minute 4.1) expected to mature during the six month period commencing 1st February (and that as a result the QUEST had taken over the

company's obligations to satisfy such options) and that the QUEST had accordingly subscribed for 229,350 shares on 17th December 2002. No further shares had been acquired for the purpose of satisfying share options since this date.

4.3 **IT WAS FURTHER NOTED that** the company would receive as agent for the Trustee of the QUEST the aggregate option price paid by Yorkshire Building Society to the company on the exercise of the options referred to in minute 4.1 above. It was noted that the Yorkshire Building Society had advised that these funds amounting to £22,893.78 had been provided on 19th February 2004. It was noted that the Trustee had agreed that such funds could be retained by the company in part satisfaction of a loan made by the company in connection with the exercise of the said hedging option.

5 STAMP DUTY

IT WAS NOTED that the transfer of 3,420 shares from the QUEST to option holders on 19th February 2004 would give rise to a stamp duty liability and **IT WAS RESOLVED** that the company would meet any such liability.

6 DOCUMENTATION

IT WAS RESOLVED that the company secretary be instructed to deal with all necessary formalities in relation to the business transacted at the meeting.

There being no further business, the meeting terminated .

..

Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 12th February 2004

Present:	G F Page	-	Chairman
	A Hannam		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 16,188 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................
Chairman

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep
003888173669	301098	5	4.95	MR	ATKINSON	TE	ZS486855A	95	470.25	0	95
001226543361	061100	3	8.36	MR	ATKINSON	TE	ZS486855A	23	192.28	0	23
002992093167	141196	7	4.83	MR	ATKINSON	TE	ZS486855A	322	1555.26	0	322
001225700761	061100	3	8.36	MR	BARBER	CM	NA870987D	23	192.28	0	23
003888190669	301098	5	4.95	MR	BARBER	CM	NA870987D	750	3712.5	0	750
001225915861	061100	3	8.36	MR	BROUGHTON	N	WM976185B	695	5810.2	0	695
001226302361	061100	3	8.36	MR	CROOK	R	WK979211C	92	769.12	0	92
003888442569	301098	5	4.95	MR	CROSS	SR	NS984253C	395	1955.25	0	395
003888478669	301098	5	4.95	MR	DHILLON	GS	YZ057604D	1854	9177.3	0	1854
001227071261	061100	3	8.36	MR	EDWARDS	NJ	NP060259A	46	384.56	0	46
003888580469	301098	5	4.95	MR	FOGG	K	YW707156A	981	4855.95	0	981
001226351161	061100	3	8.36	MR	GALLEN	J	ZY059810C	370	3093.2	0	370
003888612669	301098	5	4.95	MR	GALLEN	J	ZY059810C	463	2291.85	0	463
001226757661	061100	3	8.36	MR	GARDNER	D	YZ890112C	231	1931.16	0	231
001226172161	061100	3	8.36	MR	KITTERINGHAM	CW	YH331255A	115	961.4	0	115
001226400361	061100	3	8.36	MRS	LIDDLE	J	YM705021D	185	1546.6	0	185
001226829761	061100	3	8.36	MR	MANSFIELD	N	YK586179A	46	384.56	0	46
001226748761	061100	3	8.36	MR	MCBRIDE	SR	WM822002A	92	769.12	0	92
001227175161	061100	3	8.36	MR	MCDOWELL	K	YW612338C	254	2123.44	0	254
001227434361	061100	3	8.36	MR	MELVILLE	AP	JK013699D	231	1931.16	0	231
001227186761	061100	3	8.36	MR	NEWPORT	L	WM426725A	139	1162.04	0	139
001226845961	061100	3	8.36	MR	NEWTON	D	WK507490D	231	1931.16	0	231
001226938261	061100	3	8.36	MR	NICHOLLS	S	JG883295D	231	1931.16	0	231
003889067069	301098	5	4.95	MR	NORRIS	AJ	NS114350D	395	1955.25	0	395
001226193461	061100	3	8.36	MR	OPAS	MD	YW356592D	278	2324.08	0	278
002992596867	141196	7	4.83	MRS	PARKINSON	C	NP696460D	484	2337.72	0	484
001226439961	061100	3	8.36	MR	PINCOMBE	IJ	NX693489A	231	1931.16	0	231
001225736861	061100	3	8.36	MR	POPEJOY	MEJ	ZT735881D	278	2324.08	0	278
001226455061	061100	3	8.36	MRS	RODBOURNE	RJ	YM328041C	139	1162.04	0	139
003889250969	301098	5	4.95	MR	RUSSELL	PR	YP270239C	204	1009.8	0	204
001227509961	061100	3	8.36	MR	SCOTT	KM	WP287306B	658	5500.88	0	658
003889267369	301098	5	4.95	MR	SCOTT	KM	WP287306B	831	4113.45	0	831
003889283569	301098	5	4.95	MR	SHAW	CJ	NA495510B	709	3509.55	0	709
001227262661	061100	3	8.36	MR	STAGG	DJ	YT104215D	463	3870.68	0	463
001226487961	061100	3	8.36	MR	STAKESBY-LEWIS	AM	JA770147D	463	3870.68	0	463
001227515361	061100	3	8.36	MR	STIBBS	SA	NR278602D	1158	9680.88	0	1158
003889399869	301098	5	4.95	MR	SWEATLAND	R	YM217176A	463	2291.85	0	463
003889421869	301098	5	4.95	MR	THOMAS	PF	NB337372D	177	876.15	0	177
003889428569	301098	5	4.95	MR	THORPE	TD	WE735201D	313	1549.35	0	313
001226059861	061100	3	8.36	MR	TURNER	PS	YH168734B	83	693.88	0	83
003889463369	301098	5	4.95	MR	TURNER	PS	YH168734B	613	3034.35	0	613
001227527761	061100	3	8.36	MR	WITCHER	C	JE704871D	384	3210.24	0	384
Totals								**16188**	**104377.87**	**0**	**16188**

Export_Control

Spouse Shares Sold	Spouse Shares Keep	Address1	Address2	Address3	Address4	Address5	Postcode
0	0	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM			DL1 4DB
0	0	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM			DL1 4DB
0	0	34 AYGARTH ROAD	DARLINGTON	COUNTY DURHAM			DL1 4DB
0	0	66 MAPLIN PARK	SLOUGH				SL3 8XY
0	0	66 MAPLIN PARK	SLOUGH				SL3 8XY
0	0	10 WITTER AVENUE	ICKLEFORD	HITCHIN			SG5 3UF
0	0	128 TURNER AVENUE	ROWNER	GOSPORT			PO13 0BX
0	0	70 RUSHCOMBE WAY	CORFE MULLEN	WIMBORNE			BH21 3QX
0	0	12 GREIG DRIVE	BARNSTAPLE				EX32 8AG
0	0	5 CHESTER TERRACE	BARNSTAPLE				EX32 9HL
0	0	BRANDOCH CHALKHOUSE	GREEN ROAD	KIDMORE END	READING	OXON	RG4 9AU
0	0	1A DEREHAM ROAD	EASTON	NORWICH			NR9 5EG
0	0	1A DEREHAM ROAD	EASTON	NORWICH			NR9 5EG
0	0	6 LINTZ TERRACE	BURNOPFIELD	NEWCASTLE UPON TYNE			NE16 6JN
0	0	PINEVIEW	220 WIMBORNE ROAD WEST	WIMBORNE			BH21 2DY
0	0	32 RECREATION ROAD	POOLE				BH12 2EB
0	0	17 DEAN LANE	SIXPENNY HANDLEY	SALISBURY			SP5 5PA
0	0	17 BRYONY WAY	WATERLOOVILLE				PO7 8HQ
0	0	13B WOLVERTON ROAD	BOURNEMOUTH				BH7 6HT
0	0	10 REDHILL AVENUE	BOURNEMOUTH				BH9 2SN
0	0	141 LEESON DRIVE	FERNDOWN				BH22 9RF
0	0	33 QUINN WAY	LETCHWORTH GARDEN CITY				SG6 2TX
0	0	33 EXETER GATE	SOUTH MOLTON				EX36 4AN
0	0	20 WOODGREEN DRIVE	BEARWOOD	BOURNEMOUTH			BH11 9TQ
0	0	7 BECKHAMPTON ROAD	POOLE				BH15 4PH
0	0	1 CALDERMERE	SPENNYMOOR				DL16 6XT
0	0	4 GLEBELANDS	PARKHAM	BIDEFORD			EX39 5PL
0	0	118 NEW ROAD	MARLOW BOTTOM	MARLOW			SL7 3NW
0	0	LIVE & LET LIVE	BOOKER COMMON	HIGH WYCOMBE			HP12 4QZ
0	0	12 WAKELY ROAD	BOURNEMOUTH				BH11 9EE
0	0	32 BEAUFORT CLOSE	LEE-ON-SOLENT	HAMPSHIRE			PO13 8FN
0	0	32 BEAUFORT CLOSE	LEE-ON-SOLENT	HAMPSHIRE			PO13 8FN
0	0	64 OAK TREE ROAD	MARLOW				SL7 3EQ
0	0	22 FERNLEA WAY	THE SYLVANS	DIBDEN PURLIEU	SOTON HANTS		
0	0	41 SALCOMBE CRESCENT	TOTTON	SOUTHAMPTON			SO40 8BQ
0	0	773 BATH ROAD	TAPLOW	MAIDENHEAD			SL6 0PR
0	0	1 GRENVILLE ROAD	WIMBORNE				BH21 2BB
0	0	AVALON	LANSDELL ROAD	BOOKER	HIGH WYCOMBE		HP12 4UQ
0	0	31 HARNESS CLOSE	WIMBORNE				BH21 2UF
0	0	30 DORSET LAKE AVENUE	LILLIPUT	POOLE			BH14 8JD
0	0	30 DORSET LAKE AVENUE	LILLIPUT	POOLE			BH14 8JD
0	0	FLAT 15, PLANTATION COURT	41 PLANTATION ROAD	POOLE			BH17 9LW
0	0						

160

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	09-FEB-2004	
No of Shares	16188	104377.87
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	09-FEB-2004 at 10:47	
Pages Printed :	00004	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3888173669	ATKINSON, TE MR	34 AYGARTH ROAD DL1 4DB	95	470.25	70536
1226543361	ATKINSON, TE MR	34 AYGARTH ROAD DL1 4DB	23	192.28	70536
2992093167	ATKINSON, TE MR	34 AYGARTH ROAD DL1 4DB	322	1555.26	70536
1226757661	GARDNER, D MR	6 LINTZ TERRACE NE16 6JN	231	1931.16	70536
2992596867	PARKINSON, C MRS	1 CALDERMERE DL16 6XT	484	2337.72	70536
3889250969	RUSSELL, PR MR	12 WAKELY ROAD BH11 9EE	204	1009.80	70536
3889267369	SCOTT, KM MR	32 BEAUFORT CLOSE PO13 8FN	831	4113.45	70536
1227509961	SCOTT, KM MR	32 BEAUFORT CLOSE PO13 8FN	658	5500.88	70536
1226487961	STAKESBY-LEWIS, AM MR	41 SALCOMBE CRESCENT SO40 8BQ	463	3870.68	70536
3889399869	SWEATLAND, R MR	1 GRENVILLE ROAD BH21 2BB	463	2291.85	70536
1225915861	BROUGHTON, N MR	10 WITTER AVENUE SG5 3UF	695	5810.20	70536
3888442569	CROSS, SR MR	70 RUSHCOMBE WAY BH21 3QX	395	1955.25	70536
1226400361	LIDDLE, J MRS	32 RECREATION ROAD BH12 2EB	185	1546.60	70536
1226829761	MANSFIELD, N MR	17 DEAN LANE SP5 5PA	46	384.56	70536
1226748761	MCBRIDE, SR MR	17 BRYONY WAY PO7 8HQ	92	769.12	70536
1227175161	MCDOWELL, K MR	13B WOLVERTON ROAD BH7 6HT	254	2123.44	70536
1226845961	NEWTON, D MR	33 QUINN WAY SG6 2TX	231	1931.16	70536
1226455061	RODBOURNE, RJ MRS	LIVE & LET LIVE HP12 4QZ	139	1162.04	70536
3889283569	SHAW, CJ MR	64 OAK TREE ROAD SL7 3EQ	709	3509.55	70536
1227515361	STIBBS, SA MR	773 BATH ROAD SL6 0PR	1158	9680.88	70536
3889428569	THORPE, TD MR	31 HARNESS CLOSE BH21 2UF	313	1549.35	70536
1227527761	WITCHER, C MR	FLAT 15, PLANTATION COURT BH17	384	3210.24	70536
1225700761	BARBER, CM MR	66 MAPLIN PARK SL3 8XY	23	192.28	70536
3888190669	BARBER, CM MR	66 MAPLIN PARK SL3 8XY	750	3712.50	70536
1226302361	CROOK, R MR	128 TURNER AVENUE PO13 0BX	92	769.12	70536
3888478669	DHILLON, GS MR	12 GREIG DRIVE EX32 8AG	1854	9177.30	70536
3888580469	FOGG, K MR	BRANDOCH CHALKHOUSE RG4 9AU	981	4855.95	70536
1225736861	POPEJOY, MEJ MR	118 NEW ROAD SL7 3NW	278	2324.08	70536
3889421869	THOMAS, PF MR	AVALON HP12 4UQ	177	876.15	70536
1226351161	GALLEN, J MR	1A DEREHAM ROAD NR9 5EG	370	3093.20	70536
3888612669	GALLEN, J MR	1A DEREHAM ROAD NR9 5EG	463	2291.85	70536
1226938261	NICHOLLS, S MR	33 EXETER GATE EX36 4AN	231	1931.16	70536
1226193461	OPAS, MD MR	7 BECKHAMPTON ROAD BH15 4PH	278	2324.08	70536
1227071261	EDWARDS, NJ MR	5 CHESTER TERRACE EX32 9HL	46	384.56	70536
1227262661	STAGG, DJ MR	22 FERNLEA WAY	463	3870.68	70536

09-FEB-2004

SAV0033B - Closure Processing

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3889463369	TURNER, PS MR	30 DORSET LAKE AVENUE BH14 8JD	613	3034.35	70536
1226172161	KITTERINGHAM, CW MR	PINEVIEW BH21 2DY	115	961.40	70536
1227434361	MELVILLE, AP MR	10 REDHILL AVENUE BH9 2SN	231	1931.16	70536
1226059861	TURNER, PS MR	30 DORSET LAKE AVENUE BH14 8JD	83	693.88	70536
1227186761	NEWPORT, L MR	141 LEESON DRIVE BH22 9RF	139	1162.04	70536
1226439961	PINCOMBE, IJ MR	4 GLEBELANDS EX39 5PL	231	1931.16	70536
3889067069	NORRIS, AJ MR	20 WOODGREEN DRIVE BH11 9TQ	395	1955.25	70536

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 9th February 2004

Present:	A E Cook	-	Chairman (by telephone)
	A Hannam		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 131,339 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

BATCH 2 — Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost
001227542061	061100	3	8.36	MR	HINDLEY	C	YW000450C	393	3285.48
003888745969	301098	5	4.95	MR	HOBBS	MJ	NB489090D	395	1955.25
003888747569	301098	5	4.95	MR	HOBSON	DW	YH521005A	177	876.15
003888749169	301098	5	4.95	MR	HOCKING	ST	WL396504B	531	2628.45
003888751369	301098	5	4.95	MR	HOFF	NC	YW479423C	750	3712.5
001227130161	061100	3	8.36	MR	HOLLAND	JW	NW353166C	139	1162.04
001226157861	061100	3	8.36	MR	HOLLOWAY	PE	YY222630B	162	1354.32
003888756469	301098	5	4.95	MR	HOLT	G	YS002487C	463	2291.85
003888757269	301098	5	4.95	MR	HOMER	DG	YS565265D	613	3034.35
003888759969	301098	5	4.95	MR	HONEYMAN	RA	YT108455D	395	1955.25
001226374061	061100	3	8.36	MR	HOPTON	CD	WL585533D	630	5266.8
003888763769	301098	5	4.95	MRS	HORNSBY	CA	YH576685A	245	1212.75
003888766169	301098	5	4.95	MR	HORRILL	M	YR270251C	572	2831.4
001227388661	061100	3	8.36	MR	HOWES	R	ZY036096D	231	1931.16
003888777769	301098	5	4.95	MR	HUGHES	A	YM012842D	313	1549.35
001225827561	061100	3	8.36	MR	HUGHES	MT	YX369934C	463	3870.68
003888779369	301098	5	4.95	MR	HUGHES	S	WE304819B	204	1009.8
001226384861	061100	3	8.36	MR	HUMPHREY	P	ZY042386C	139	1162.04
003888788269	301098	5	4.95	MR	HUTTER	JW	WP162951B	204	1009.8
001226714261	061100	3	8.36	MR	HUXTABLE	R	YB127815A	115	961.4
001226791661	061100	3	8.36	MR	HUXTABLE (PETER)	PJ	WL526530B	139	1162.04
003888792069	301098	5	4.95	MR	HUXTABLE (PETER)	PJ	WL526530B	572	2831.4
001227395961	061100	3	8.36	MR	HUXTER	S	YX182739A	92	769.12
001226794061	061100	3	8.36	MR	IRWIN	AG	YB115025D	74	618.64
002991838467	141196	7	4.83	MR	IRWIN	AG	YB115025D	1727	8341.41
002992444967	141196	7	4.83	MR	ISAAC	MCS	WB007130B	322	1555.26
003888801369	301098	5	4.95	MR	ISAAC	MCS	WB007130B	177	876.15
002992447367	141196	7	4.83	MR	JACKSON	DTM	NH141329D	403	1946.49
001227543961	061100	3	8.36	MRS	JACKSON	S	NA639239C	370	3093.2
001227546361	061100	3	8.36	MR	JACKSON	SD	NB953505B	370	3093.2
001225711261	061100	3	8.36	MR	JACOBS	IM	NP606684D	927	7749.72
002991839267	141196	7	4.83	MR	JAMES	KJ	YZ028385A	4037	19498.71
003888812969	301098	5	4.95	MR	JASKOWSKI	PGJ	WA092350B	177	876.15

003888813769	301098	5	4.95	MR	JEANS	A	YT265805D	1186	5870.7
001227547161	061100	3	8.36	MR	JENESON	GG	WB137757B	570	4765.2
003888816169	301098	5	4.95	MR	JENESON	GG	WB137757B	545	2697.75
001227403361	061100	3	8.36	MR	JENNER	RM	YS369110B	46	384.56
002992461967	141196	7	4.83	MR	JOHNS	DA	WK415295D	161	777.63
003888821869	301098	5	4.95	MR	JOHNS	SP	NB515263D	572	2831.4
002991471067	141196	7	4.83	MR	JOHNSON	AN	YS956177D	242	1168.86
001226800961	061100	3	8.36	MR	JOHNSON	GA	WM480947B	463	3870.68
002991845767	141196	7	4.83	MS	JOHNSON	JL	YZ160649A	1291	6235.53
003888828569	301098	5	4.95	MR	JOHNSTONE	C	NM000765C	395	1955.25
001227410661	061100	3	8.36	MS	JONES	NA	NR638436A	92	769.12
001225719861	061100	3	8.36	MR	KAVANAGH	ML	NA517412C	115	961.4
001226808461	061100	3	8.36	MR	KAVENEY	E	YM680270A	139	1162.04
001227550161	061100	3	8.36	MR	KEIR	D	ZR486233C	46	384.56
001227491261	061100	3	8.36	MISS	KELD	N	NX490736D	92	769.12
003888862569	301098	5	4.95	MR	KEMMITT	J	NS071941A	395	1955.25
001226168361	061100	3	8.36	MR	KENNEDY	IW	WM156643B	92	769.12
003888868469	301098	5	4.95	MR	KERBY	AM	WL936077D	750	3712.5
003888873069	301098	5	4.95	MR	KING	S	NE691540A	286	1415.7
003888874969	301098	5	4.95	MR	KINGDOM	NR	WE759057D	177	876.15
001226720761	061100	3	8.36	MR	KINGDON	RW	WE248831A	92	769.12
001227413061	061100	3	8.36	MR	KINGDON	SR	YT080163C	46	384.56
001226815761	061100	3	8.36	MRS	KIRBY	SM	YM229119B	208	1738.88
001226812261	061100	3	8.36	MR	KIRKBY	A	NW336096A	370	3093.2
001226816561	061100	3	8.36	MR	KITCHER	IJ	WE003995D	231	1931.16
001227152261	061100	3	8.36	MR	KNIGHT	DG	YT300086C	46	384.56
003888886269	301098	5	4.95	MR	KNIGHT	DG	YT300086C	95	470.25
002992488067	141196	7	4.83	MR	KNOX	RW	ZX392686A	1614	7795.62
001226728261	061100	3	8.36	MR	LAIRD	AJ	JE112840A	92	769.12
003888891969	301098	5	4.95	MR	LANE	MH	NA946722A	245	1212.75
001227557961	061100	3	8.36	MR	LANGLEY	PT	YL302991A	463	3870.68
003888892769	301098	5	4.95	MR	LANGLEY	PT	YL302991A	177	876.15
003888898669	301098	5	4.95	MR	LAWS	RC	YK593833A	395	1955.25
002991862767	141196	7	4.83	MR	LEDGER	MJ	YP209140A	161	777.63
003888905269	301098	5	4.95	MR	LEDGER	MJ	YP209140A	177	876.15
001227560961	061100	3	8.36	MR	LEDGER	MJ	YP209140A	115	961.4

Export_Control

002991497467	141196	7	4.83	MR	LEE	AT	ZR796699A	322	1555.26
003888906069	301098	5	4.95	MR	LEE	AT	ZR796699A	395	1955.25
003888909569	301098	5	4.95	MR	LEE	RD	YR042229D	395	1955.25
001227170061	061100	3	8.36	MRS	LEGGATT	J	NE297009A	92	769.12
003888917669	301098	5	4.95	MR	LEVER	PG	WE642735A	504	2494.8
001225845361	061100	3	8.36	MR	LEY	ARG	YW450244A	231	1931.16
001226179961	061100	3	8.36	MR	LINNINGTON	TR	WB056674D	482	4029.52
003888930369	301098	5	4.95	MR	LOCKWOOD	VC	YA133260B	750	3712.5
003888931169	301098	5	4.95	MR	LODGE	S	WE066033B	109	539.55
003888935469	301098	5	4.95	MR	LONG	PD	YY911579D	1854	9177.3
003888938969	301098	5	4.95	MR	LOVELESS	AW	YB037400B	518	2564.1
001226739861	061100	3	8.36	MR	LUCE	JW	YB660961D	185	1546.6
003888941969	301098	5	4.95	MR	LUDLOW	B	ZY850572C	750	3712.5
001226180261	061100	3	8.36	MR	LYNDON	T	ZY050913B	185	1546.6
002992537267	141196	7	4.83	MR	MACPHERSON	JK	WA329832B	322	1555.26
001226828961	061100	3	8.36	MR	MADGE	AW	NB117249B	231	1931.16
003888948669	301098	5	4.95	MR	MAGSON	KR	YB800641D	136	673.2
001226743661	061100	3	8.36	MR	MAIDMENT	NE	ZW848739D	231	1931.16
001226184561	061100	3	8.36	MR	MANDEVILLE	R	YP736041A	347	2900.92
003888958369	301098	5	4.95	MR	MARCUS	PS	YW936005C	395	1955.25
001225853461	061100	3	8.36	MR	MARR	G	WM348119C	250	2090
003888962169	301098	5	4.95	MR	MARSDEN	BR	YS988515B	750	3712.5
003888965669	301098	5	4.95	MR	MARSH	T	YX069055C	750	3712.5
001226406261	061100	3	8.36	MR	MARTIN	R	WA342877A	23	192.28
001225723661	061100	3	8.36	MR	MATTHEWS	MJ	NB807391D	347	2900.92
001226186161	061100	3	8.36	MR	MCCARTHY	CM	NW486967B	46	384.56
001226411961	061100	3	8.36	MR	MCCARTHY	M	NM267514C	46	384.56
001227493961	061100	3	8.36	MR	MCCARTNEY	EW	JC993632A	231	1931.16
001227423861	061100	3	8.36	MR	MCDONAGH	JP	YR387696A	139	1162.04
003888990769	301098	5	4.95	MR	MCDONNELL	C	WE036785D	204	1009.8
001226028861	061100	3	8.36	MR	MCENTEE	R	YA235935B	231	1931.16
003888996669	301098	5	4.95	MR	MCLAUGHLIN	DJ	YH752173A	177	876.15
001226750961	061100	3	8.36	MR	MCLEAN	G	NE670206A	139	1162.04
003888999069	301098	5	4.95	MRS	MEDGETT	IJ	WK795124B	750	3712.5
001225858561	061100	3	8.36	MR	MESSENGER	AV	NM355643D	115	961.4
002992559367	141196	7	4.83	MR	MICALLEF	J	YM051704A	322	1555.26

003889009369	301098	5		4.95	MR	MIDDLETON	PAG	YZ158473C		409	2024.55
001226420861	061100	3		8.36	MR	MILLINGTON	AD	NY205570A		231	1931.16
003889022069	301098	5		4.95	MR	MITCHELL	JB	NB080450D		245	1212.75
003889024769	301098	5		4.95	MR	MONK	SG	YP815214B		395	1955.25
003889029869	301098	5		4.95	MR	MOORE	TJ	YH437792D		395	1955.25
003889032869	301098	5		4.95	MR	MORGAN	P	YH418448D		490	2425.5
002991547467	141196	7		4.83	MR	MORRISON	PV	YX265420D		1614	7795.62
003889038769	301098	5		4.95	MR	MORRISON	PV	YX265420D		395	1955.25
003889040969	301098	5		4.95	MR	MOSLEY	AC	NE037858B		136	673.2
003889042569	301098	5		4.95	MR	MOUSKIS	C	WM264338A		313	1549.35
001227451361	061100	3		8.36	MR	MOWLE	KM	NS468204B		101	844.36
001226192661	061100	3		8.36	MR	MOWLEM	I	NM184446D		231	1931.16
003889046869	301098	5		4.95	MR	MUNDY	NS	YE057489A		204	1009.8
003889048469	301098	5		4.95	MR	MURTON	CD	YK437802B		531	2628.45
001225865861	061100	3		8.36	MR	NANTON	KP	NS996658A		69	576.84
003889051469	301098	5		4.95	MR	NASH	DR	ZY665105B		463	2291.85
001226935861	061100	3		8.36	MS	NELSON	PM	YS140541C		231	1931.16
003889053069	301098	5		4.95	MR	NESFIELD	JB	WE624100C		177	876.15
001225867461	061100	3		8.36	MR	NEVILLE	KJ	YR184914D		1158	9680.88
003889065469	301098	5		4.95	MRS	NOLAN	AL	NX406275D		245	1212.75
001226848361	061100	3		8.36	MS	NOLAN	KB	NR257696D		92	769.12
001225734161	061100	3		8.36	MRS	NORCOTT	J	JH090406C		115	961.4
003889070069	301098	5		4.95	MR	O'CONNELL	DE	YL143449B		177	876.15
001227198061	061100	3		8.36	MR	O'NEILL	LA	JA029292A		92	769.12
001225957361	061100	3		8.36	MR	OLDHAM	L	WE574894D		417	3486.12
002991908967	141196	7		4.83	MR	OLLIFFE	JG	YR042041A		322	1555.26
001226431361	061100	3		8.36	MR	OLVER	JF	YT163539C		231	1931.16
001225870461	061100	3		8.36	MR	ORMROD	NM	NB654375B		231	1931.16
003889081669	301098	5		4.95	MR	OSMAN	JG	NW486925B		177	876.15
001226851361	061100	3		8.36	MR	PAFFETT	MG	NB562895D		92	769.12
002991917867	141196	7		4.83	MR	PAGE	GF	YK156599B		1727	8341.41
001226852161	061100	3		8.36	MISS	PARK	B	NY533582D		92	769.12
001226856461	061100	3		8.36	MR	PARKER	LG	YA038395A		231	1931.16
001226945561	061100	3		8.36	MR	PARKER	M	WL501410B		185	1546.6
001225967061	061100	3		8.36	MR	PARRIS	GF	WE059569D		185	1546.6
003889098069	301098	5		4.95	MR	PARSONAGE	MD	WK768464A		572	2831.4

001227362261	061100	3		8.36	MR	PARTRIDGE	SJ	NW757359D		231	1931.16
001227496361	061100	3		8.36	MR	PATERSON	R	NH725190B		463	3870.68
001227368161	061100	3		8.36	MR	PATRICK	MA	WL661997D		46	384.56
003889108169	301098	5		4.95	MR	PAVEY	IR	YS228164C		313	1549.35
001226435661	061100	3		8.36	MR	PAYNE	MJ	YE171583B		324	2708.64
001226199361	061100	3		8.36	MR	PEACOCK	MJ	NR456800D		139	1162.04
001227375461	061100	3		8.36	MR	PEARSON	JM	NW225256C		92	769.12
002992599267	141196	7		4.83	MR	PEDLEY	AE	YX473655B		161	777.63
002992603467	141196	7		4.83	MR	PEPPER	MD	WE055099D		1937	9355.71
001226861061	061100	3		8.36	MR	PERREN	C	WK795352C		324	2708.64
001227378961	061100	3		8.36	MR	PETERSEN	MA	WP162955C		23	192.28
002992608567	141196	7		4.83	MR	PETERSEN	MA	WP162955C		80	386.4
001227210361	061100	3		8.36	MR	PHILLIPS	B	WK814346B		1158	9680.88
001227213861	061100	3		8.36	MR	PHIMISTER	JK	JA463267D		92	769.12
001227381961	061100	3		8.36	MR	PICKERING	K	YT104115C		231	1931.16
001225973561	061100	3		8.36	MR	PIDGLEY	D	YW447166B		92	769.12
001226862961	061100	3		8.36	MR	PIDGLEY	RW	YY271796C		278	2324.08
001226952861	061100	3		8.36	MR	PIDLER	KJ	NX398135A		324	2708.64
003889136769	301098	5		4.95	MR	PIKE	DR	ZY629921B		313	1549.35
003889137569	301098	5		4.95	MR	PIKE	SJ	NB755539A		395	1955.25
001226955261	061100	3		8.36	MR	PINK	JW	YP169460A		231	1931.16
003889140569	301098	5		4.95	MR	PINK	JW	YP169460A		395	1955.25
001226440261	061100	3		8.36	MR	PIPE	DG	YT009966A		92	769.12
003889142169	301098	5		4.95	MR	PITMAN	SJ	YW477188A		245	1212.75
001226441061	061100	3		8.36	MRS	PLUMB	TA	NX591001C		92	769.12
003889149969	301098	5		4.95	MR	POORE	LE	YL260192B		245	1212.75
003889150269	301098	5		4.95	MR	POPE	JM	YX197503D		572	2831.4
003889165069	301098	5		4.95	MR	PRIOR	N	WM913246D		259	1282.05
001226866161	061100	3		8.36	MR	PROSSER	ND	NE535319A		46	384.56
001225980861	061100	3		8.36	MR	PROUSE	WF	ZY708991C		139	1162.04
001227383561	061100	3		8.36	MRS	PRYOR	MJ	NR104338B		115	961.4
002992620467	141196	7		4.83	MR	PULLAN	MGA	YX238693D		1388	6704.04
001227227861	061100	3		8.36	MR	PUNT	M	NY847296C		370	3093.2
001227231661	061100	3		8.36	MR	QUICK	RJ	NH031879C		231	1931.16
003889176669	301098	5		4.95	MR	RABBETTS	DG	YT264119D		395	1955.25
001225982461	061100	3		8.36	MISS	RACKSTRAW	GL	JK973884A		231	1931.16

001227232461	061100	3	8.36	MR	RANCE	PA	NR825187D	185	1546.6
001225985961	061100	3	8.36	MR	RANDALL	LC	WM767341A	593	4957.48
003889183969	301098	5	4.95	MR	READ	PC	ZY172021C	395	1955.25
001226446161	061100	3	8.36	MR	REED	DJ	YK433149B	231	1931.16
003889194469	301098	5	4.95	MR	REED	JW	YM022915C	204	1009.8
001226210861	061100	3	8.36	MR	REED	MC	ZW304060C	463	3870.68
002992625567	141196	7	4.83	MR	REEVES	MF	YK098670C	807	3897.81
001226449661	061100	3	8.36	MR	REGAN	BN	YA135084B	92	769.12
001227233261	061100	3	8.36	MRS	REW	IM	YK183307C	463	3870.68
002992626367	141196	7	4.83	MRS	REW	IM	YK183307C	1130	5457.9
001227235961	061100	3	8.36	MR	REW	RJ	YL334092A	370	3093.2
002991945367	141196	7	4.83	MR	RHODES	A	YY727793D	968	4675.44
003889072769	301098	5	4.95	MRS	RHODES	CS	NH312199C	750	3712.5
003889209669	301098	5	4.95	MR	RICHARDSON	M	NA914259B	177	876.15
001227387861	061100	3	8.36	MR	RICHARDSON	P	YZ114903D	463	3870.68
003889213469	301098	5	4.95	MR	RICKARD	A	NE007808D	95	470.25
003889391269	301098	5	4.95	MRS	RICKARD	ME	WK540546D	1118	5534.1
001226872661	061100	3	8.36	MR	RICO JR	NR	PC375645B	231	1931.16
003889222369	301098	5	4.95	MR	ROBINSON	C	YK517419C	245	1212.75
003889232069	301098	5	4.95	MR	ROE	J	YW658898C	395	1955.25
001227241361	061100	3	8.36	MR	ROGERS	A	NW969202D	194	1621.84
001226456961	061100	3	8.36	MR	ROGERS	RN	YZ071632C	231	1931.16
003889236369	301098	5	4.95	MR	ROLFE	A	ZX295233A	750	3712.5
003889237169	301098	5	4.95	MRS	ROLFE	JP	YP270073D	750	3712.5
001226458561	061100	3	8.36	MR	RUFFELL	M	NA686051B	231	1931.16
002991960767	141196	7	4.83	MR	SALTER	NI	YW069064B	322	1555.26
001227242161	061100	3	8.36	MR	SAUNDERS	I	NP927512C	46	384.56
002992641767	141196	7	4.83	MR	SCARFF	MJ	WL954465A	3601	17392.83
001227244861	061100	3	8.36	MR	SCOINS	SR	YW248891B	139	1162.04
001227015161	061100	3	8.36	MR	SCOTT	L	NE262914B	92	769.12
001227245661	061100	3	8.36	MS	SEABROOK	J	JE756858C	69	576.84
003889274669	301098	5	4.95	MR	SEARLE	S	WM719221A	395	1955.25
001227564161	061100	3	8.36	MR	SEVIOUR	M	YW307066A	46	384.56
003889277069	301098	5	4.95	MR	SEYMOUR	D	YX469715A	395	1955.25
003889280069	301098	5	4.95	MR	SHARMAN	BE	YA652624A	245	1212.75
001227566861	061100	3	8.36	MR	SHARPS	MD	YS002465D	231	1931.16

001226460761	061100	3	8.36	MR	SHEARING	DC	WK810256A	278	2324.08
001226880761	061100	3	8.36	MR	SHEARING	MA	NW000741D	463	3870.68
001226462361	061100	3	8.36	MR	SHEATH	M	WP162961C	370	3093.2
001227250261	061100	3	8.36	MRS	SHORT	A	NR863414C	254	2123.44
003889297569	301098	5	4.95	MR	SILVEY	DJ	YE615427C	177	876.15
003889298369	301098	5	4.95	MR	SIMMONDS	PC	YB016112B	395	1955.25
001227568461	061100	3	8.36	MR	SIMMS	JR	YZ850179C	903	7549.08
001227402561	061100	3	8.36	MR	SISSON	NT	YY387661C	69	576.84
001227406861	061100	3	8.36	MR	SLATER	C	WM929181C	139	1162.04
001226466661	061100	3	8.36	MR	SLEE	TM	NH616550B	115	961.4
001226882361	061100	3	8.36	MR	SMALL	P	WE009055A	231	1931.16
001226473961	061100	3	8.36	MR	SMITH	BP	YB657318D	231	1931.16
003889320369	301098	5	4.95	MR	SMITH	FHJ	YB650320B	177	876.15
003889321169	301098	5	4.95	MR	SMITH	GD	YY387570A	245	1212.75
001226475561	061100	3	8.36	MR	SMITH	GJE	YT304294C	347	2900.92
001225884461	061100	3	8.36	MR	SMITH	GW	YX057337A	185	1546.6
003889330069	301098	5	4.95	MR	SMITH	MJ	WE059584B	463	2291.85
003889331969	301098	5	4.95	MR	SMITH	MR	YP128768D	750	3712.5
003889332769	301098	5	4.95	MR	SMITH	NN	WP312342A	750	3712.5
003889333569	301098	5	4.95	MR	SMITH	R	YA633911B	204	1009.8
001226480161	061100	3	8.36	MR	SMITH	RS	NH110433D	231	1931.16
001227408461	061100	3	8.36	MRS	SMITH	SA	YW687401D	231	1931.16
003889344069	301098	5	4.95	MR	SNOWDEN	J	YM710951D	313	1549.35
003889345969	301098	5	4.95	MR	SOLLY	GP	NA699582D	395	1955.25
003889347569	301098	5	4.95	MR	SOUTHALL	RN	ZY546842A	204	1009.8
003889348369	301098	5	4.95	MR	SOUTHARD	RE	YS262878D	750	3712.5
001226886661	061100	3	8.36	MR	SOUTHGATE	PJ	NS543239C	231	1931.16
001226883161	061100	3	8.36	MR	SPILLER	RW	WA029861C	463	3870.68
001227041061	061100	3	8.36	MRS	SQUIBB	PM	YM382074D	115	961.4
001226486061	061100	3	8.36	MR	SQUIRES	MJ	NW074013B	139	1162.04
003889358069	301098	5	4.95	MR	STACEY	AJ	WA012090A	395	1955.25
001227263461	061100	3	8.36	MR	STANGROOM	AC	YY187931D	347	2900.92
001226492561	061100	3	8.36	MR	STARKS	KR	YZ114656C	185	1546.6
001227044561	061100	3	8.36	MR	STEELE	AJ	WA390070D	185	1546.6
002992687567	141196	7	4.83	MR	STEELE	AJ	WA390070D	807	3897.81
003889371869	301098	5	4.95	MR	STEPHENS	SR	NZ086748A	395	1955.25

001225887961	061100	3	8.36	MR	STEVENS	MJ	WL517418D		296	2474.56
003889374269	301098	5	4.95	MR	STEVENS	MJ	WL517418D		736	3643.2
003889375069	301098	5	4.95	MR	STEVENS	RB	NA223589A		395	1955.25
001227514561	061100	3	8.36	MR	STEWART	BJ	YS240954C		115	961.4
001226888261	061100	3	8.36	MR	STOCKLEY	P	NM489691D		69	576.84
001227265061	061100	3	8.36	MR	STONEMAN	DJ	JA446922C		185	1546.6
001226887461	061100	3	8.36	MR	STRAFFORD	I	NE030560D		231	1931.16
003889394769	301098	5	4.95	MR	SUMNER	DPT	YA662127B		750	3712.5
003889402169	301098	5	4.95	MR	SYMES	RP	WA290805C		940	4653
003889404869	301098	5	4.95	MR	SYMONDS	J	YB668299B		177	876.15
001227570661	061100	3	8.36	MR	SYMONS	SJ	NW439318A		139	1162.04
003889409969	301098	5	4.95	MR	TANTON	RH	WA027526D		177	876.15
001226889061	061100	3	8.36	MR	TAPP	J	NX708753A		231	1931.16
001227571461	061100	3	8.36	MRS	TAVENER	KD	WK795195C		139	1162.04
001226049061	061100	3	8.36	MR	TAYLOR	JE	YA848844B		92	769.12
001226891261	061100	3	8.36	MR	TAYLOR	NMJ	NP198165C		231	1931.16
001227073961	061100	3	8.36	MRS	TAYLOR	S	WE022896B		231	1931.16
001226499261	061100	3	8.36	MR	TERRY	ME	YM105343B		23	192.28
001226222161	061100	3	8.36	MR	THOMAS	MA	NE977029D		92	769.12
003889423469	301098	5	4.95	MR	THOMSON	GJ	YP865244C		463	2291.85
003889426969	301098	5	4.95	MS	THORNE	SJ	NA373941A		177	876.15
001227079861	061100	3	8.36	MR	THORP	A	WK209824A		254	2123.44
001226505061	061100	3	8.36	MR	THOURGOOD	AM	NM972795D		695	5810.2
001226506961	061100	3	8.36	MR	THURLBY	MI	NY834434A		139	1162.04
001226052061	061100	3	8.36	MR	TILLEY	JP	WL523142C		231	1931.16
003889439069	301098	5	4.95	MR	TOMS	TFA	YH550965C		940	4653
003889441269	301098	5	4.95	MR	TOONE	RA	YM484795A		245	1212.75
003889447169	301098	5	4.95	MR	TREVETT	AJ	YL042086B		177	876.15
001227088761	061100	3	8.36	MR	TREVETT	PM	WL516590A		92	769.12
001226508561	061100	3	8.36	MR	TRICKETT	TM	YH539140A		92	769.12
003889452869	301098	5	4.95	MR	TRIM	RC	YT186513A		1854	9177.3
003889453669	301098	5	4.95	MR	TROY	S	NH561414B		395	1955.25
001226510761	061100	3	8.36	MR	TUCKER	SG	NW634212B		69	576.84
001225888761	061100	3	8.36	MR	TUITE	PA	YM920704C		370	3093.2
003889459569	301098	5	4.95	MR	TURNBULL	M	YR860145C		395	1955.25
003889461769	301098	5	4.95	MR	TURNER	LP	NM827142A		177	876.15

Export_Control

003889467669	301098	5		4.95	MR	TYBJERG	J	YM088437B	463	2291.85
001226053961	061100	3		8.36	MR	UPCRAFT	RV	YA216918C	185	1546.6
001226064461	061100	3		8.36	MR	UPTON	D	WB029600A	92	769.12
001225739261	061100	3		8.36	MR	VARA	MM	YP034991C	115	961.4
001225890961	061100	3		8.36	MR	VEGLIO	AD	WE483173A	69	576.84
003889475769	301098	5		4.95	MR	VICKERS	PK	NA239182D	177	876.15
001226225661	061100	3		8.36	MR	VILLA	RW	YP469637C	389	3252.04
002992719767	141196	7		4.83	MS	VINCENT	MJ	WK650519B	2422	11698.26
003889483869	301098	5		4.95	MR	WACKETT	SM	WK503805A	463	2291.85
001227110761	061100	3		8.36	MR	WAKEFIELD	DH	YB668399A	185	1546.6
001227117461	061100	3		8.36	MR	WALLIS	KS	YX506629D	463	3870.68
001227120461	061100	3		8.36	MR	WALTER	DC	YL137105D	185	1546.6
003889493569	301098	5		4.95	MR	WALTERS	D	WK295447B	95	470.25
003889494369	301098	5		4.95	MRS	WALTERS	SJ	WA272825D	95	470.25
003889499469	301098	5		4.95	MR	WARD	EH	YE242506D	245	1212.75
001227574961	061100	3		8.36	MR	WARD	RA	YB002328B	217	1814.12
001226897161	061100	3		8.36	MR	WARD	VM	NS371342D	129	1078.44
003889503669	301098	5		4.95	MR	WARD	VM	NS371342D	395	1955.25
001226899861	061100	3		8.36	MR	WARDLE	PW	WK634671D	69	576.84
002991649767	141196	7		4.83	MR	WAREHAM	N	NA239210C	403	1946.49
001227428961	061100	3		8.36	MR	WAREHAM	S	NY348339C	278	2324.08
001226516661	061100	3		8.36	MISS	WARKE	DA	WM337378A	92	769.12
001227287161	061100	3		8.36	MR	WARNE	RE	YY268526D	74	618.64
003889509569	301098	5		4.95	MR	WARREN	JW	YZ338198C	177	876.15
003889510969	301098	5		4.95	MR	WARRENER	K	YZ176006C	204	1009.8
003889511769	301098	5		4.95	MR	WARRINER	J	ZX483679B	177	876.15
003889512569	301098	5		4.95	MR	WATERFIELD	NJ	YR215943B	1486	7355.7
001226519061	061100	3		8.36	MR	WATSON	MW	YK681362D	463	3870.68
003889518469	301098	5		4.95	MR	WATSON	MW	YK681362D	395	1955.25
001226902161	061100	3		8.36	MR	WATSON	R	YX460039B	463	3870.68
001227137961	061100	3		8.36	MR	WEBB	B	YP688474A	92	769.12
003889525769	301098	5		4.95	MR	WELLGREEN	K	WP171416C	95	470.25
003889530369	301098	5		4.95	MR	WEST	BR	WE937425D	572	2831.4
001227294461	061100	3		8.36	MR	WEST	CJ	YT010220B	139	1162.04
001226521261	061100	3		8.36	MR	WESTON	G	WK795110A	162	1354.32
001227141761	061100	3		8.36	MR	WHITAKER	RM	ZX131670C	231	1931.16

003889536269	301098	5	4.95	MR	WHITE	D	YE968302A	750	3712.5
001227524261	061100	3	8.36	MR	WHITE	DG	JA800223D	101	844.36
003889538969	301098	5	4.95	MR	WHITE	GH	WB137027A	313	1549.35
001226524761	061100	3	8.36	MR	WHITE	KJ	WL623698B	380	3176.8
003889541969	301098	5	4.95	MR	WHITE	PD	NE705317B	204	1009.8
001225896861	061100	3	8.36	MR	WHITE	R	YA651290D	347	2900.92
001227298761	061100	3	8.36	MR	WHITMARSH	K	NA869296B	115	961.4
001225897661	061100	3	8.36	MRS	WHITTAKER	BJ	YR215524B	69	576.84
001225898461	061100	3	8.36	MR	WIFFEN	RT	WK386278A	231	1931.16
003889558369	301098	5	4.95	MR	WILKINSON	TR	WK786871B	504	2494.8
001226912961	061100	3	8.36	MR	WILLIAMS	D	NB987554D	139	1162.04
003889562169	301098	5	4.95	MR	WILLIAMS	PE	YY101321B	245	1212.75
003889565669	301098	5	4.95	MR	WILLIS	R	YK681898B	177	876.15
003889566469	301098	5	4.95	MR	WILLIS	TM	YH438712B	750	3712.5
001227299561	061100	3	8.36	MRS	WILSON	CA	YT186695D	185	1546.6
001226533661	061100	3	8.36	MR	WOOD	CM	ZY666584B	463	3870.68
001227447561	061100	3	8.36	MR	WOODBRIDGE	BP	NA817702B	231	1931.16
001226231061	061100	3	8.36	MR	WOODLAND	GW	NW362462C	231	1931.16
003889582669	301098	5	4.95	MR	WOOLACOTT	MT	YK607779A	204	1009.8
003889584269	301098	5	4.95	MR	WORBOYS	RE	YE014533B	1854	9177.3
001226043161	061100	3	8.36	MR	WORTH	R	ZY729597A	162	1354.32
001226918861	061100	3	8.36	MR	WRIGHT	GM	NR735082D	106	886.16
001227164661	061100	3	8.36	MR	WYLIE	J	NR601280D	231	1931.16
001227303761	061100	3	8.36	MR	YEA	PJ	ZT689238D	92	769.12
001225905061	061100	3	8.36	MRS	YOUNG	A	ZW807384B	92	769.12
003889599069	301098	5	4.95	MR	YOUNG	HM	YP180630D	313	1549.35
003889601669	301098	5	4.95	MR	YOUNG	MA	WK974178D	1486	7355.7
001226541761	061100	3	8.36	MR	YOUNG	ME	YA212521C	139	1162.04
001226540961	061100	3	8.36	MR	YOUNG	MP	NM742908A	463	3870.68
003889606769	301098	5	4.95	MRS	YOUNG	T	YY804055C	395	1955.25
001227168961	061100	3	8.36	MR	ZLAYJI	H	JZ577061B	463	3870.68
Total								**131339**	**792952.8**

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 9th February 2004

Present:	A E Cook	-	Chairman (by telephone)
	A Hannam		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 2,944 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..................................

Chairman

BULK PROOF LIST FOR COBHAM PLC

Closure Date 04-FEB-2004

No of Shares 2944 18156.81

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 04-FEB-2004 at 10:34

Pages Printed : 00003



04-FEB-2004 *********** SAV0033B - Closure Processing ****************************** Page 00002 **********

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
4830858963	SISSON, NT MR	23 BOLDRE CLOSE BH12 2HP	72	553.68	70391
1410653762	SISSON, NT MR	23 BOLDRE CLOSE BH12 2HP	29	243.60	70391
1226585961	CLARK, RHL MR	GLEBE COTTAGE SP6 3NA	513	4288.68	70391
4830831763	WEAVER, NJ MR	1 COLES GARDENS BH15 4DX	102	784.38	70391
3888380169	CLARK, RHL MR	GLEBE COTTAGE SP6 3NA	1854	9177.30	70391
1226381361	HUGHES, S MR	8 MAXWELL ROAD BH18 9JQ	225	1881.00	70391
1412106462	HUGHES, S MR	8 MAXWELL ROAD BH18 9JQ	116	974.40	70391
4830816363	HUGHES, SR MR	8 MAXWELL ROAD BH18 9JQ	33	253.77	70391

Closure Listing for COBHAM PLC | Closure Date 04-FEB-2004 | Page: 00001

Account No	Employee Details			Option Details			
001226585961	MR RHL CLARK	Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	4288.68
	ROBIN HARTLEY LEDGERD	NI No YL971543C	Grant Date 061100	Shares Exer	513	Cheque No	514124
	GLEBE COTTAGE		Term 5	Balance	4104.00	Ind Amount	5.22
	ROCKBOURNE		Sub Amount 114.00	Interest	189.90	Cheque No	514127
	FORDINGBRIDGE	Left Date 150803	Reason REDUND				
		Location FRL					
	SP6 3NA						
003888380169	MR RHL CLARK	Emp No	Open Date 010299	Opt Price	4.950000	Company Amt	9177.30
	ROBIN HARTLEY LEDGERD	NI No YL971543C	Grant Date 301098	Shares Exer	1854	Cheque No	514124
	GLEBE COTTAGE		Term 7	Balance	9180.00	Ind Amount	2.70
	ROCKBOURNE		Sub Amount 136.00	Interest	0.00	Cheque No	514129
	FORDINGBRIDGE	Left Date 150803	Reason REDUND				
		Location FRL					
	SP6 3NA						
001226381361	MR S HUGHES	Emp No	Open Date 010201	Opt Price	8.360000	Company Amt	1881.00
	STEVEN	NI No WE304819B	Grant Date 061100	Shares Exer	225	Cheque No	514124
	8 MAXWELL ROAD		Term 7	Balance	1800.00	Ind Amount	4.73
	BROADSTONE		Sub Amount 50.00	Interest	85.73	Cheque No	514130
		Left Date 101203	Reason SALECO				
		Location WAB					
	BH18 9JQ						
001412106462	MR S HUGHES	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	974.40
	STEVEN	NI No WE304819B	Grant Date 121101	Shares Exer	116	Cheque No	514124
	8 MAXWELL ROAD		Term 5	Balance	960.00	Ind Amount	5.60
	BROADSTONE		Sub Amount 40.00	Interest	20.00	Cheque No	514131
		Left Date 101203	Reason SALECO				
		Location WAB					
	BH18 9JQ						
004830816363	MR SR HUGHES	Emp No3017	Open Date 010203	Opt Price	7.690000	Company Amt	253.77
	STEVEN	NI No WE304819B	Grant Date 141102	Shares Exer	33	Cheque No	514124
	8 MAXWELL ROAD		Term 5	Balance	252.00	Ind Amount	0.99
	BROADSTONE		Sub Amount 21.00	Interest	2.76	Cheque No	514132
		Left Date 101203	Reason SALECO				
		Location WAB					
	BH18 9JQ						

Account No	Employee Details			Option Details			
001410653762	MR NT SISSON	Emp No	Open Date 010202	Opt Price	8.400000	Company Amt	243.60
	NIGEL THOMAS	NI No YY387661C	Grant Date 121101	Shares Exer	29	Cheque No	514124
	23 BOLDRE CLOSE		Term 5	Balance	240.00	Ind Amount	1.40
	POOLE		Sub Amount 10.00	Interest	5.00	Cheque No	514126
		Left Date 101203	Reason SALECO				
		Location WAB					
	BH12 2HP						
004830858963	MR NT SISSON	Emp No3023	Open Date 010203	Opt Price	7.690000	Company Amt	553.68
	NIGEL THOMAS	NI No YY387661C	Grant Date 141102	Shares Exer	72	Cheque No	514124
	23 BOLDRE CLOSE		Term 3	Balance	552.00	Ind Amount	4.30
	POOLE		Sub Amount 46.00	Interest	5.98	Cheque No	514125
		Left Date 101203	Reason SALECO				
		Location WAB					
	BH12 2HP						
004830831763	MR NJ WEAVER	Emp No169	Open Date 010203	Opt Price	7.690000	Company Amt	784.38
	NEIL JOHN	NI No NP613553B	Grant Date 141102	Shares Exer	102	Cheque No	514124
	1 COLES GARDENS		Term 3	Balance	780.00	Ind Amount	4.08
	POOLE		Sub Amount 65.00	Interest	8.46	Cheque No	514128
		Left Date 101203	Reason SALECO				
		Location WAB					
	BH15 4DX						

141

Closure Listing for COBHAM PLC Closure Date 04-FEB-2004 Page: 00003

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	2944
No of Individual Cheques	8
Value of Individual Cheques	29.02
Value of other ind payments	0.00

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 2nd February 2004

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 86,602 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Batch 1

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold
001226068761	061100	3	8.36	MR	ABLETT	JC	NZ408857A	92	769.12	0
001227306161	061100	3	8.36	MR	ACKERMAN	PF	NP373388D	162	1354.32	0
001225698161	061100	3	8.36	MR	ACKLAND	P	YK647312A	435	3636.6	0
003888147769	301098	5	4.95	MRS	ALDRIDGE	C	YH783784B	313	1549.35	0
001226597261	061100	3	8.36	MR	ALDRIDGE	JW	ZW849222D	927	7749.72	0
001226233761	061100	3	8.36	MR	ALLAN	WP	YR492882D	695	5810.2	0
001225748161	061100	3	8.36	MR	ALLEN	MS	YA651302C	185	1546.6	0
003888153169	301098	5	4.95	MR	ALLINGTON	BT	YH444158B	750	3712.5	0
001226238861	061100	3	8.36	MR	ALLWOOD	GL	NH016407C	185	1546.6	0
003888157469	301098	5	4.95	MR	ANDREWS	I	YW000521D	204	1009.8	0
001226082261	061100	3	8.36	MRS	ANGEL	CA	NH075438D	139	1162.04	0
001227311861	061100	3	8.36	MR	ANSELL	J	JB939965B	139	1162.04	0
001227309661	061100	3	8.36	MR	ARNOLD	JR	YE112456A	579	4840.44	0
001225750361	061100	3	8.36	MR	ARNOLD	TJ	WE055233D	695	5810.2	0
001226604961	061100	3	8.36	DR	ARTER	W	WL113002D	115	961.4	0
001226970661	061100	3	8.36	MR	ASH	IP	YZ237022A	231	1931.16	0
003888167169	301098	5	4.95	MR	ASH	IP	YZ237022A	245	1212.75	0
001226244261	061100	3	8.36	MR	BACON	KR	YZ071917D	92	769.12	0
001226608161	061100	3	8.36	MR	BAKER	IR	WM913117C	23	192.28	0
001227314261	061100	3	8.36	MRS	BAKER	SL	YM304910A	92	769.12	0
003888183369	301098	5	4.95	MR	BALES	MR	WP285282A	1336	6613.2	0
001225908561	061100	3	8.36	MR	BALL	JLW	ZY708683B	115	961.4	0
003888189269	301098	5	4.95	MR	BANWELL	RJ	YR378778B	395	1955.25	0
003888196569	301098	5	4.95	MR	BARLOW	NS	WL372761C	395	1955.25	0
001226610361	061100	3	8.36	MS	BARROTT	VU	YH336753B	556	4648.16	0
003888203169	301098	5	4.95	MR	BARRY	J	ZY799995B	395	1955.25	0
001227461061	061100	3	8.36	MS	BARTLETT	LA	NX241273C	231	1931.16	0
003888212069	301098	5	4.95	MR	BARTRAM	HJ	YR434995A	313	1549.35	0
001226546861	061100	3	8.36	MR	BATTEN	DR	NH994994A	139	1162.04	0
001226611161	061100	3	8.36	MR	BAUER	MA	YX231409C	208	1738.88	0
003888219869	301098	5	4.95	MR	BEAMENT	JJ	YP366837C	1118	5534.1	0
002992115667	141196	7	4.83	MR	BECKETT	PJ	YM354760A	322	1555.26	0
003888223669	301098	5	4.95	MR	BECKETT	SA	WM719229C	395	1955.25	0
003888225269	301098	5	4.95	MR	BEDFORD	D	YE216547C	750	3712.5	0
001226549261	061100	3	8.36	MR	BEDFORD	SA	NP605667A	695	5810.2	0
001226248561	061100	3	8.36	MR	BEESLEY	CJ	WE462892A	231	1931.16	0
001225760061	061100	3	8.36	MR	BELLAMY	CS	NJ797144A	463	3870.68	0

001225761961	061100	3	8.36	MR	BELLOWS	JD	YW421698C	463	3870.68	0
002991321867	141196	7	4.83	MR	BENDLE	KJ	WP162948B	161	777.63	0
001227316961	061100	3	8.36	MR	BERRIE	EDA	NR538441C	231	1931.16	0
003888237669	301098	5	4.95	MR	BERRIE	EDA	NR538441C	395	1955.25	0
003888239269	301098	5	4.95	MR	BEST	PJ	ZY707884C	395	1955.25	0
003888240669	301098	5	4.95	MRS	BETHELL	CA	YA173198C	177	876.15	0
003888241469	301098	5	4.95	MR	BETTS	R	WM964436D	395	1955.25	0
003888242269	301098	5	4.95	MR	BEUSMANS	MW	YR086578D	395	1955.25	0
001226984661	061100	3	8.36	MR	BEVAN	J	YA224849C	23	192.28	0
001226621961	061100	3	8.36	MR	BIRKETT	K	WE164812A	231	1931.16	0
003888246569	301098	5	4.95	MR	BISHOP	G	YZ114584A	463	2291.85	0
003888248169	301098	5	4.95	MR	BLACKBURN	JM	WP236620D	395	1955.25	0
003888253869	301098	5	4.95	MR	BLAKEMAN	JA	NL003565B	1854	9177.3	0
001226256661	061100	3	8.36	MR	BOWDEN	SR	NE470833A	92	769.12	0
003888262769	301098	5	4.95	MR	BOWDEN	SR	NE470833A	204	1009.8	0
001227471861	061100	3	8.36	MR	BOYD	SM	NS155774D	231	1931.16	0
001226260461	061100	3	8.36	MR	BRACE	AW	YM308626B	92	769.12	0
001226554961	061100	3	8.36	MR	BRACE	WW	JA453522C	92	769.12	0
003888267869	301098	5	4.95	MR	BRACKLEY	A	YE738248A	313	1549.35	0
003888271669	301098	5	4.95	MR	BRAY	DP	NR114341A	395	1955.25	0
001225913161	061100	3	8.36	MR	BRAYLEY	M	YS175530C	46	384.56	0
003888276769	301098	5	4.95	MR	BRIARD	P	YP132189A	395	1955.25	0
001226098961	061100	3	8.36	MR	BRIARS	JA	YP216990B	139	1162.04	0
003888277569	301098	5	4.95	MR	BRICKELL	RS	YM086278C	313	1549.35	0
003888282169	301098	5	4.95	MR	BRISBY	AJ	NS370423C	313	1549.35	0
001226263961	061100	3	8.36	MR	BROCKETT	MT	YE651980B	139	1162.04	0
001227318561	061100	3	8.36	MR	BROCKWAY	DG	NM433943C	92	769.12	0
003888286469	301098	5	4.95	MR	BROCKWAY	DG	NM433943C	177	876.15	0
002992136967	141196	7	4.83	MR	BROOKES	DJ	YR809502C	322	1555.26	0
001225776761	061100	3	8.36	MR	BROOKS	CS	YZ199637B	37	309.32	0
003888292969	301098	5	4.95	MR	BROWN	AL	NL003946B	177	876.15	0
003888293769	301098	5	4.95	MR	BROWN	AR	WE551423A	286	1415.7	0
003888294569	301098	5	4.95	MR	BROWN	DE	JJ616581B	177	876.15	0
002991705167	141196	7	4.83	MR	BROWN	G	YP236143C	565	2728.95	0
003888295369	301098	5	4.95	MR	BROWN	G	YP236143C	395	1955.25	0
003888303869	301098	5	4.95	MR	BRUCE	KH	ZY727188A	313	1549.35	0
002992140767	141196	7	4.83	MR	BRUCE	TJ	YW479933A	403	1946.49	0
001225920461	061100	3	8.36	MR	BRYANT	AG	NA416466B	472	3945.92	0

Export_Control

001225781361	061100	3		8.36	MR	BUCKINGHAM	R	YZ168401A	463	3870.68	0
001226102061	061100	3		8.36	MR	BURDEN	M	YZ038107A	92	769.12	0
002991349867	141196	7		4.83	MR	BURDEN	NR	YA055138D	484	2337.72	0
002991711667	141196	7		4.83	MR	BURGESS	DJ	WK415327D	322	1555.26	0
002991354467	141196	7		4.83	MR	BURGHER	WW	YH004605A	1614	7795.62	0
001226998661	061100	3		8.36	MR	BURROWS	RI	WL856357B	231	1931.16	0
002991712467	141196	7		4.83	MR	BURT	RP	YL031316C	161	777.63	0
001225782161	061100	3		8.36	MR	BUTLER	SC	WL328391A	115	961.4	0
003888324069	301098	5		4.95	MR	BUTLER	SC	WL328391A	204	1009.8	0
001227474261	061100	3		8.36	MR	BUTLIN	MJ	YY759495C	92	769.12	0
001226999461	061100	3		8.36	MR	BYRNE	SP	NW503392A	278	2324.08	0
002991715967	141196	7		4.83	MR	BYWATER	DJ	YA812620B	807	3897.81	0
001225930161	061100	3		8.36	MR	CAISLEY	KJ	YP184493A	92	769.12	0
001226103961	061100	3		8.36	MR	CALLAGHAN	D	NZ833396C	139	1162.04	0
001226570061	061100	3		8.36	MR	CAMERON	C	NB434024C	115	961.4	0
003888332169	301098	5		4.95	MR	CAMERON	C	NB434024C	313	1549.35	0
001226104761	061100	3		8.36	MR	CAMERON	EJ	YZ764363A	231	1931.16	0
003888337269	301098	5		4.95	MR	CANFIELD	RG	YZ936133B	313	1549.35	0
003888343769	301098	5		4.95	MR	CASE	P	YS321166D	177	876.15	0
003888346169	301098	5		4.95	MR	CATON	AJT	ZW648852A	177	876.15	0
001225785661	061100	3		8.36	MR	CATTANO	A	NM004046D	139	1162.04	0
002991355267	141196	7		4.83	MR	CATTERALL	DJ	ZT762570A	322	1555.26	0
003888349669	301098	5		4.95	MR	CATTERALL	DJ	ZT762570A	177	876.15	0
001225937961	061100	3		8.36	MR	CHAMBERLAIN	JF	ZX163143D	278	2324.08	0
001227004661	061100	3		8.36	MR	CHAPMAN	C	YY005315B	92	769.12	0
001227005461	061100	3		8.36	MS	CHAPMAN	S	WL672997B	69	576.84	0
002992195467	141196	7		4.83	MRS	CHILCOTT	S	YP207101A	807	3897.81	0
003888368269	301098	5		4.95	MRS	CHILCOTT	S	YP207101A	750	3712.5	0
001226634061	061100	3		8.36	MISS	CHILDS	S	JA726317B	139	1162.04	0
003888372069	301098	5		4.95	MRS	CHRISTOPHER	JM	YX290845B	95	470.25	0
003888376369	301098	5		4.95	MR	CLARK	AD	WE304890C	95	470.25	0
001226586761	061100	3		8.36	MR	CLARKE	PGR	ZT589342B	162	1354.32	0
003888384469	301098	5		4.95	MR	CLARKE	SM	WK979238A	95	470.25	0
002991368467	141196	7		4.83	MR	CLAYTON	PC	YB327418C	888	4289.04	0
003888386069	301098	5		4.95	MR	CLAYTON	PC	YB327418C	300	1485	0
003888387969	301098	5		4.95	MR	CLEMAS	DJ	YX290890B	204	1009.8	0
001226288461	061100	3		8.36	MRS	CLEMENTS	S	WK703925C	23	192.28	0
003888393369	301098	5		4.95	MR	COATES	EH	YL031237A	1854	9177.3	0

001226291461	061100	3		8.36	MR	COATES	J	NA310514A	278	2324.08		0
001227049661	061100	3		8.36	MR	COBB	AJ	JJ814992A	231	1931.16		0
001225944161	061100	3		8.36	MRS	COBB	DJ	YT019652D	162	1354.32		0
003888403469	301098	5		4.95	MR	COLEMAN	MR	ZT672761D	1118	5534.1		0
001225788061	061100	3		8.36	MR	COLLIER	PA	ZW490010A	602	5032.72		0
003888408569	301098	5		4.95	MR	COLMER	KM	YK093814A	395	1955.25		0
001226292261	061100	3		8.36	MR	CONNETT	DM	NP771226B	139	1162.04		0
001226590561	061100	3		8.36	MR	COOK	L	WL728076C	185	1546.6		0
003888412369	301098	5		4.95	MR	COOK	LA	WL728076C	395	1955.25		0
001226293061	061100	3		8.36	MR	COOK	T	YL326719A	324	2708.64		0
001226639161	061100	3		8.36	MR	COPE	RW	YR215871D	185	1546.6		0
003888419069	301098	5		4.95	MR	CORBETT	MA	NE440736D	900	4455		0
001227052661	061100	3		8.36	MRS	CORNELL	PL	YL023605A	46	384.56		0
001226640561	061100	3		8.36	MR	CORNISH	DJ	WM756488A	115	961.4		0
003888422069	301098	5		4.95	MR	COTTERILL	RT	YT244543B	95	470.25		0
003888426369	301098	5		4.95	MR	COURTNEY	TG	NP856542C	177	876.15		0
001226641361	061100	3		8.36	MS	COVENTRY	HB	NH078703A	92	769.12		0
003888427169	301098	5		4.95	MR	COX	D	YS364226A	177	876.15		0
003888430169	301098	5		4.95	MR	COXHILL	P	NB058149C	204	1009.8		0
001226114461	061100	3		8.36	MISS	CRABB	TL	NR648516A	139	1162.04		0
001226644861	061100	3		8.36	MR	CRAGO	TA	YK622147A	115	961.4		0
001226300761	061100	3		8.36	DR	CRAVEN	AL	NW100347C	231	1931.16		0
001226116061	061100	3		8.36	MR	CROOK	PE	YL267007A	46	384.56		0
001225952261	061100	3		8.36	MRS	CROOKS	K	NM459456B	46	384.56		0
001226117961	061100	3		8.36	MR	CROSS	BA	YL031430B	278	2324.08		0
001226307461	061100	3		8.36	MISS	CURRELL	P	NP340916B	69	576.84		0
003888448469	301098	5		4.95	MR	CUTLER	DA	YT104493D	395	1955.25		0
001226120961	061100	3		8.36	MR	DARLING	SM	WA323600D	463	3870.68		0
001225792961	061100	3		8.36	MR	DAVIDSON	PJ	NB835943B	139	1162.04		0
003888454969	301098	5		4.95	MR	DAVIES	M	YY151329D	395	1955.25		0
003888458169	301098	5		4.95	MR	DAVIS	KS	WE059520B	177	876.15		0
001226313961	061100	3		8.36	MR	DAWES	T	NM135514C	115	961.4		0
003888463869	301098	5		4.95	MRS	DEACON	JN	YL367751C	204	1009.8		0
002992229267	141196	7		4.83	MR	DEAN	JRP	WE056073B	1130	5457.9		0
002991747767	141196	7		4.83	MR	DEAN	KE	YH765127A	807	3897.81		0
003888468969	301098	5		4.95	MR	DEAN	KE	YH765127A	395	1955.25		0
003888470069	301098	5		4.95	MR	DEARLE	ME	WA216132A	95	470.25		0
003888471969	301098	5		4.95	MR	DEARY	AKP	NW107545A	750	3712.5		0

001227054261	061100	3	8.36	MR	DEHON	AHP	YB519276A	231	1931.16	0
001226653761	061100	3	8.36	MR	DICKESON	EP	ZX508884D	101	844.36	0
001227337161	061100	3	8.36	MR	DIX	MV	YS321497B	231	1931.16	0
002992233067	141196	7	4.83	MR	DORRELL	SJO	YY138020C	645	3115.35	0
003888492169	301098	5	4.95	MR	DOWDEN	PJ	WE678689D	463	2291.85	0
003888495669	301098	5	4.95	MR	DOWKES	JN	YS605776B	245	1212.75	0
001225927161	061100	3	8.36	MR	DOWN	AS	JK761675D	139	1162.04	0
001226330961	061100	3	8.36	MR	DRAKE	TF	YR740977C	46	384.56	0
003888505769	301098	5	4.95	MR	DREW	PS	NH049819D	136	673.2	0
001226659661	061100	3	8.36	MR	DUDMAN	MA	WP124357D	115	961.4	0
003888514669	301098	5	4.95	MR	DUNN	MM	WK898171C	395	1955.25	0
001226605761	061100	3	8.36	MR	DURRAN	PH	WM728280A	551	4606.36	0
003888519769	301098	5	4.95	MR	DURY	P	NZ653983D	177	876.15	0
001227067461	061100	3	8.36	MISS	DWYER	J	NB920785B	231	1931.16	0
001226661861	061100	3	8.36	MR	DYER	R	NS630324D	324	2708.64	0
003888522769	301098	5	4.95	MR	EADIE	DJ	BT060062A	395	1955.25	0
002991413367	141196	7	4.83	MR	EATON	MJ	WK795023D	322	1555.26	0
001226129261	061100	3	8.36	MR	EDMONDS	MP	NH452079A	908	7590.88	0
003888531669	301098	5	4.95	MR	EDMONDSON	BJ	WA315936D	1854	9177.3	0
003888536769	301098	5	4.95	MR	ELDRIDGE	RD	WK000094C	177	876.15	0
001226130661	061100	3	8.36	MR	ELLEMENT	RD	WM480998B	92	769.12	0
001225960361	061100	3	8.36	MR	ELLIOTT	A	YS498054B	231	1931.16	0
003888539169	301098	5	4.95	MR	ELLIS	K	NA759045A	1118	5534.1	0
001226336861	061100	3	8.36	MR	ELMER	DR	ZS717352B	231	1931.16	0
001226615461	061100	3	8.36	MR	EVANS	G	YT287875C	273	2282.28	0
002991770167	141196	7	4.83	MR	EVANS	JW	YP735944B	403	1946.49	0
001227528561	061100	3	8.36	MR	EVERITT	RW	NL049062A	463	3870.68	0
003888555369	301098	5	4.95	MR	FARNIE	IG	WK985795A	395	1955.25	0
001226337661	061100	3	8.36	MR	FARR	B	ZY724193B	278	2324.08	0
003888558869	301098	5	4.95	MR	FARROW	AJ	WK703852D	313	1549.35	0
003888565069	301098	5	4.95	MR	FERN	AP	YY199827B	900	4455	0
001226136561	061100	3	8.36	MR	FIDGETT	K	YH378800D	417	3486.12	0
001227077161	061100	3	8.36	MRS	FINLAY	CM	ZX281926C	115	961.4	0
001227529361	061100	3	8.36	MR	FISKE	AM	NS924623A	185	1546.6	0
001226623561	061100	3	8.36	MR	FITZPATRICK	LJ	YW000814B	787	6579.32	0
003888582069	301098	5	4.95	MR	FORD	AG	NB762335D	750	3712.5	0
001226342261	061100	3	8.36	MS	FORD	S	JA401255D	370	3093.2	0
003888586369	301098	5	4.95	MR	FOREMAN	MJ	ZW545223A	136	673.2	0

134

002991426567	141196	7	4.83	MR	FORWARD	R	YS364233B	807	3897.81	0
002992293467	141196	7	4.83	MR	FOSTER	DM	YS393471A	403	1946.49	0
003888590169	301098	5	4.95	MR	FOSTER	KW	YH378503A	750	3712.5	0
001226140361	061100	3	8.36	MR	FOSTER	MR	NE625903C	162	1354.32	0
001227479361	061100	3	8.36	MR	FOX	K	YZ176379A	92	769.12	0
003888598769	301098	5	4.95	MR	FRANCIS	PJ	WA361463A	177	876.15	0
001226345761	061100	3	8.36	MR	GALE	MG	NY698579C	139	1162.04	0
003888611869	301098	5	4.95	MR	GALE	SJ	NH843678D	463	2291.85	0
001227354161	061100	3	8.36	MR	GAMBLE	J	NY951363C	92	769.12	0
001226353861	061100	3	8.36	MR	GANNON	CA	WL530791A	185	1546.6	0
001225809761	061100	3	8.36	MR	GARTELL	RA	YS456414D	115	961.4	0
001227092561	061100	3	8.36	MR	GELDART	S	NR861369C	231	1931.16	0
001226144661	061100	3	8.36	MRS	GERMAN	AM	YT009930D	231	1931.16	0
001225810061	061100	3	8.36	MR	GIBLIN	DJ	WK459719B	69	576.84	0
001225707461	061100	3	8.36	MR	GILBERT	W	YK886311B	324	2708.64	0
003888637169	301098	5	4.95	MR	GILL	AK	NS688741A	245	1212.75	0
003888640169	301098	5	4.95	MR	GILL	RJ	WB058301A	204	1009.8	0
002991789267	141196	7	4.83	MR	GILMOUR	J	YH251431A	807	3897.81	0
003888652569	301098	5	4.95	MR	GODWIN	A	YZ693333B	750	3712.5	0
001226147061	061100	3	8.36	MRS	GOODALL	VJ	ZY064094B	231	1931.16	0
001226675861	061100	3	8.36	MR	GOODING	C	ZW176527C	231	1931.16	0
001226676661	061100	3	8.36	MRS	GOODSHIP	M	NE221760D	92	769.12	0
003888986969	301098	5	4.95	MRS	GOODSHIP	M	NE221760D	204	1009.8	0
001226677461	061100	3	8.36	MR	GOODSHIP	S	WB005672C	139	1162.04	0
002992321367	141196	7	4.83	MR	GOOZEE	SC	WE044504D	1614	7795.62	0
003888659269	301098	5	4.95	MR	GOOZEE	SC	WE044504D	1118	5534.1	0
003888661469	301098	5	4.95	MR	GOULD	CP	YZ510592C	750	3712.5	0
003888667369	301098	5	4.95	MR	GREAVES	DP	WK069555A	204	1009.8	0
001225817861	061100	3	8.36	MR	GULLIVER	RC	NB699193D	231	1931.16	0
001227113161	061100	3	8.36	MR	GUNSON	JR	ZY165279C	324	2708.64	0
001226361961	061100	3	8.36	MR	GURNEY	SJ	YW373427D	139	1162.04	0
001226148961	061100	3	8.36	MR	GUTTERIDGE	RW	YH358241B	231	1931.16	0
002992339667	141196	7	4.83	MR	GUY	CS	YT103516B	161	777.63	0
003888680069	301098	5	4.95	MR	GUY	GC	YT010224C	204	1009.8	0
003888681969	301098	5	4.95	MR	GUY	IM	YP735771B	613	3034.35	0
001225981661	061100	3	8.36	MR	HAGUE	GL	YY201739D	927	7749.72	0
001226685561	061100	3	8.36	MR	HALL	BL	YT122314D	231	1931.16	0
001226362761	061100	3	8.36	MR	HALL	W	WP285193A	231	1931.16	0

Export_Control

002991803167	141196	7	4.83	MR	HALL	W	WP285193A	645	3115.35	0
003888688669	301098	5	4.95	MR	HAMBLETON	M	YZ036383B	750	3712.5	0
001225820861	061100	3	8.36	MR	HAMER	MA	NB453376A	92	769.12	0
001226686361	061100	3	8.36	MR	HAMILTON-BROWN	M	WK616604D	463	3870.68	0
001226363561	061100	3	8.36	MR	HAMON	EJ	YY368544A	463	3870.68	0
001226690161	061100	3	8.36	MR	HARMS	M	NH164977D	92	769.12	0
001225988361	061100	3	8.36	MR	HARRIS	D	YW479150B	162	1354.32	0
001227121261	061100	3	8.36	MR	HARRIS	MG	NP593135D	185	1546.6	0
002992380967	141196	7	4.83	MR	HARRIS	RD	NE591406A	129	623.07	0
001226368661	061100	3	8.36	MR	HARRISON	MR	YP169396A	139	1162.04	0
001227379761	061100	3	8.36	MR	HARTLEY	B	WL369612C	139	1162.04	0
001227122061	061100	3	8.36	MR	HAWKINS	GA	JC614421B	347	2900.92	0
003888712269	301098	5	4.95	MR	HAYWARD	PE	YW110973A	395	1955.25	0
003888713069	301098	5	4.95	MRS	HAYWOOD	J	TW947833A	1118	5534.1	0
001226777061	061100	3	8.36	MR	HENDERSON	IG	ZR40918C	231	1931.16	0
001226778961	061100	3	8.36	MR	HENDERSON	PD	WE270196C	185	1546.6	0
001225999961	061100	3	8.36	MR	HENSTRIDGE	R	NP966934A	115	961.4	0
001226780061	061100	3	8.36	MS	HEWITT	LM	JN594420A	69	576.84	0
001227126361	061100	3	8.36	MR	HEYS	AJ	NP146079D	347	2900.92	0
003888731969	301098	5	4.95	MR	HICKFORD	P	YZ067116B	95	470.25	0
001227127161	061100	3	8.36	MR	HIGGINS	GJH	YA690372B	254	2123.44	0
001227382761	061100	3	8.36	MR	HILL	G	NZ663900A	92	769.12	86602

£532,225.73

Tot No. Spr Baton

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 26th January 2004

Present:	A E Cook	-	Chairman
	A Hannam		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached had given notice to the company (each such notice being accompanied by the appropriate subscription price) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 6,816 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.2 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..............................

Chairman

Schedule 1.2

Name	No of Shares	Premium Per Share (p)
Ratcliffe S J	1127	811
Parris G F	183	815
	101	744
	42	811
Roe G E	1774	470
Dean K E	513	666
Aldridge J	51	744
Bennett I M	135	811
	172	815
	443	470
	700	666
	34	744
Hockley S R	227	815
	149	744
Kavanagh M L	51	744
Maskell C J	371	470
	511	666
McPherson G A	101	815
Newnham J S	131	811
Total	6816	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1227507261	RATCLIFFE, SJ MR	4 LAUREL GARDENS BH18 8LT	1127	9421.72	69921
1410599962	PARRIS, GF MR	ROBINS END DT11 9DJ	183	1537.20	69921
4830836863	PARRIS, GF MR	ROBINS END DT11 9DJ	101	776.69	69921
4830896163	FREND, TR MR	44 BRAMPTON ROAD BH15 3RF	42	322.98	69921

14-JAN-2004 SAV0033B - Closure Processing Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3526717468	DEAN, KE MR	6 REDHORN CLOSE BH16 5BE	513	3544.83	69723

14-JAN-2004 SAV0033B - Closure Processing Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3889231269	ROE, GE MR	POND BARTON BA2 7NE	1774	8781.30	69737

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1226233761	ALLAN, WP MR	11 SILCHESTER CLOSE BH2 6PY	675	5643.00	69550
4830841463	ALDRIDGE, J MR	1A MANOR AVENUE BH12 4LB	51	392.19	69550
1411537462	HOCKLEY, SR MR	18 WEST LANE SO52 9GB	227	1906.80	69550
4830803163	HOCKLEY, SR MR	18 WEST LANE SO52 9GB	149	1145.81	69550
4830863563	KAVANAGH, ML MR	78 BLANDFORD ROAD BH15 4BD	51	392.19	69550
3888233369	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	443	2192.85	69550
1226978161	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	135	1128.60	69550
4422185360	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	700	4837.00	69550
1410160862	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	172	1444.80	69550
4829866463	BENNETT, IM MR	37 WIMBORNE ROAD WEST BH21 2DQ	34	261.46	69550

31-DEC-2003 ***********

SAV0033B - Closure Processing ******************************

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
3888972969	MASKELL, CJ MR	THE KNAPP SP6 2PL	371	1836.45	69409
4422811460	MASKELL, CJ MR	THE KNAPP SP6 2PL	511	3531.01	69409

24-DEC-2003 | SAV0033B - Closure Processing | Page 00002

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1411840362	MCPHERSON, GA MR	19 EXMOUTH ROAD PO12 4EX	101	848.40	69203
1226181061	NEWNHAM, JS MR	C/ XIPRER EL 1	131	1095.16	69203

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 14th January 2004

Present: A E Cook - Chairman
W Tucker

In attendance: A Weston - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	S Ratcliffe	13.01.04	589	£6,105.93
20.11.01			3,684	£39,897.72
29.10.02			4,168	£37,997.99

It was resolved that a total of 8,441 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
S Ratcliffe	589	1011.66
	3,684	1058
	4,168	886

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 8,441 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 14th January 2004

Present: A E Cook - Chairman
W Tucker

In attendance: A Weston - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	S Ratcliffe	13.1.04	2,893	£29,990.57

It was resolved that a total of 2,893 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
S Ratcliffe	2,893	1011.66

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 2,893 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

...
Chairman

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Brook Road, Wimborne, Dorset on 5th January 2004

Present: A E Cook - Chairman
W Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	S G Clifton	5.1.05	1,211	£13115.13

It was resolved that a total of 1,211 new ordinary shares of 25p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 25p each.

Name	No. of Shares	Premium per Share
S G Clifton	1,211	£10.58

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 1,211 ordinary shares of 25p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..
Chairman

COBHAM PLC

and

M BERESFORD

LETTER OF APPOINTMENT




Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

M Beresford's salary as at 26.04.05 is £25,000.

With compliments

COBHAM

Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

29th January 2004

M Beresford Esq
South Bowood House
South Bowood
Nr Bridport
Dorset DT6 5JN

Dear Marcus

I am pleased to confirm that the board of Cobham plc has approved your appointment as a non-executive director on the terms set out in this letter.

1. Subject to the provisions of the articles of association and the Companies Act, your appointment as a non-executive director will be for an initial term of three years commencing on 1st March 2004. It will be necessary under the articles of association for you to stand for election at the 2004 annual general meeting (currently scheduled to be held on 16th June 2004).

2. Your term of appointment may be extended for a further term if you and the board agree, subject to the provisions of the Companies Act and the articles of association. If, however, the other members of the board should request your resignation at any time, you will be required to resign forthwith from the board.

3. On appointment the company will provide you with a comprehensive and tailored induction. This will include an information pack, site visits and meetings with senior management and the company's auditors. Major shareholders may also be offered the opportunity to meet you.

4. Apart from the membership of the board, you will also be invited to sit on the audit, remuneration and nomination committees.

5. Overall the time commitment expected of you excluding preparation time is 2 days per month after the induction phase. For your information the board normally meets on at least eight occasions each year. Subject to business requirements, the audit committee normally meets on three occasions (in March, September and November) and the remuneration committee normally meets on two occasions (in March and November). The meetings of the nomination committee are held on an ad hoc basis. Other meetings are expected to take place as required by the Combined Code on Corporate

Registered Number 30470 England.
Registered Office Brook Road,
Wimborne, Dorset BH21 2BJ.

Governance. These are currently unscheduled. Details of the meetings currently scheduled for 2004 are attached as Annex A. The current policy is for board and committee meetings to be held at Wimborne.

6. By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the chairman should be sought before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the company.

7. Your appointment is on the basis that it does not give rise to any conflict with the interests of the company. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the chairman and company secretary as soon as possible.

8. The fee for your service as a non-executive director will be £20,000 per annum payable monthly in arrears. Your fee may be increased if a committee of executive directors so decides.

9. The company will reimburse you for all reasonable travelling, hotel and other expenses properly incurred by you in attending and returning from meetings of the company or otherwise in connection with the business of the company.

10. Your appointment is not pensionable and you will not be eligible to participate in any of the company's share schemes.

11. The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the chairman as soon as is appropriate.

12. Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisers at the company's expense. A copy of the board's agreed procedure under which directors may obtain such independent advice is attached as Annex B.

13. In the event that you cease for any reason to be a director of the company, you will be entitled to fees for the period up to the date of such cessation, but you will not be entitled to any further payment or compensation in respect of any unexpired period of the three year term referred to in paragraph 1 above or any extended period beyond that date.

14. You are entitled to coverage under the company's directors and officers liability insurance policy from time to time in force.

15. You may not disclose the confidential information of the group (other than pursuant to the proper conduct of your duties to the company or as agreed by the board), whether during or after the termination of your appointment. Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statement that might breach these requirements without prior written clearance from the chairman or company secretary.

16. The board has adopted a code for securities transactions which is based upon the UK Listing Authority's model code. A copy of the code is attached as Annex C and you are required to comply with its provisions and those of any replacement code.

17. You may not accept any appointment as a director of any company in the aerospace and defence sector without the board's prior approval.

18. The terms and conditions of your appointment as non-executive director of Cobham plc do not constitute a service contract in accordance with section 318(1) of the Companies Act 1985.

19. Your appointment is on the basis that there are no details applicable to you which must be disclosed pursuant to paragraphs 6.F.2(b) to (g) inclusive of the UK Listing Authority's Listing Rules.

I should be grateful if you would confirm your acceptance to these terms and conditions of appointment by signing the duplicate letter and returning it to me at your earliest convenience.

Yours sincerely

pp G F Page
Chairman Cobham plc

I confirm my acceptance to the terms and conditions set out above, as qualified by my letter of 30th Jan

M Beresford

Date: 30th January 2004

RECEIVED
2005 NOV -8 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATED: As of 1st January 2004

COBHAM PLC

and

A J STEVENS

SERVICE AGREEMENT

Date: As of 1st January 2004

Parties:

(A) "The Company": Cobham plc , a company registered in England and Wales under the number 30470; and

(B) You: Andrew John Stevens of Rose Tree Cottage, The Knowle, Tirley, Gloucestershire GL19 4HE.

1. Employment

1.1 Your employment under this agreement shall be deemed to have commenced on 10th November 2003 (the "Commencement Date") and will continue (subject to earlier termination as provided in this agreement) until terminated by the Company by not less than 24 calendar months' prior written notice given on or before 10th November 2004 and thereafter by not less than 12 calendar months' prior written notice. You may terminate your employment under this agreement by not less than six calendar months' prior written notice.

1.2 Your period of continuous employment with the Company commenced on 10th November 2003.

1.3 You are employed as, and at the Commencement Date your job title is, Group Managing Director, Aerospace Systems Group and you will perform such reasonable duties as may be assigned to you from time to time by or with the authority of the Board.

1.4 You will (without further remuneration), if and for as long as the Company requires, during this agreement:

1.4.1 carry out duties for the benefit of or on behalf of any Group Company; and/or

1.4.2 hold any office and/or other appointment in or on behalf of the Group.

1.5 You will, at all times during the period of this agreement:

1.5.1 devote the whole of your time, attention and ability during your working hours (see clause 2.1) to the duties of your employment;

1.5.2 faithfully and diligently perform your duties and exercise only such powers as are consistent with them;

1.5.3 obey all and any lawful and reasonable directions of the Board;





Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

A J Stevens' salary as at 26.04.05 is £321,000.

With compliments

1.5.4 act only in accordance with the memorandum and articles of association of the Company or, where acting pursuant to clause 1.4, of the relevant Group Company;

1.5.5 use your reasonable endeavours to promote the interests of the Group; and

1.5.6 keep the Board promptly and fully informed (in writing if so requested) of your conduct of the business or affairs of the Group and provide such explanations as it may require.

1.6 You warrant to the Company that by entering into this agreement and performing your duties under it you shall not be in breach of any express or implied terms of any contract or other obligation binding on you.

1.7 The Company shall maintain for you directors' and officers' insurance in respect of those liabilities which you may incur in or about the discharge of your office as a director or offer of the Company or any Group Company on such basis as shall be decided by the Board from time to time.

2. Hours and place of work

2.1 Your normal working hours are from 8.36 a.m. to 4.45 p.m. monday to thursday inclusive and from 8.36 a.m. to 3.45 p.m. on friday, excluding public and bank holidays, together with such additional hours, on week days (including public and bank holidays) or weekends, as may be necessary to perform your duties. Any such additional hours will be unmeasured working time. You and the Company acknowledge your understanding that Regulation 4(1) and (2) (48 hour weekly working time limit) and Regulation 6 (1), (2) and (7) (nightworking) of the Working Time Regulations 1998 will not apply in relation to any such additional hours.

2.2 Your normal place of work is the Company's head office at Brook Road, Wimborne aforesaid and/or such other place of business of the Group as the Board may reasonably require from time to time. You will, if and for as long as required by the Company, make visits in the ordinary course of your duties to such places anywhere in the world as it may specify.

3. Pay

3.1 During your employment, the Company will pay you a basic salary at the rate of £300,000 each year (or such higher rate as may be awarded to you pursuant to clause 3.2) which will accrue from day to day and be payable in equal monthly instalments in arrears (the "Salary"). The Salary is inclusive of all and any fees receivable by

you as the holder of offices or appointments within the Group or on behalf of the Company or any Group Company.

3.2 During November or December in each calendar year, your Salary will be reviewed by the Remuneration Committee and the rate of Salary then payable may be increased by the Company with effect from the date of such review by such amount (if any) as the Remuneration Committee may recommend. The Company shall not be under any obligation to award you an increase in Salary. Notwithstanding the foregoing, your first Salary review under this agreement will be in respect of 2005 and will take place in November or December 2004.

3.3 You authorise the Company to deduct from your Salary or from any pay in lieu of notice or any other termination payment any sums which you may owe the Company including without limitation any overpayment of Salary or expenses, any debt or loans or any other sums which may be required to be authorised pursuant to section 13 of the Employment Rights Act 1996.

4. Bonus

4.1 You are also eligible to be considered by the Remuneration Committee for participation in a discretionary bonus scheme, payable in respect of each complete financial year (January to December) during your employment, of such amount, if any, (up to a maximum of 60% of your Salary) as the Remuneration Committee deems appropriate, having regard to the Company's, the Group's and your own performance during the relevant period and to any bonus formula approved by the Remuneration Committee for the purpose.

4.2 If your employment terminates during the period to which the bonus relates because you have served notice on the Company in accordance with clause 1.1, you acknowledge and agree that you will not be entitled to any bonus or compensation for loss of bonus in relation to that period or any future periods.

4.3 If your employment terminates during the period to which the bonus relates because the Company has terminated your employment, except in accordance with clauses 10.2, 10.3.1 and 10.3.2, the bonus in respect of the relevant period will be payable to you, unless the Remuneration Committee in its absolute discretion decides otherwise.

5. Additional benefits/benefits in kind

5.1 You are entitled to become a member of the Cobham Executives Pension Plan (the "Executive Scheme") subject to the terms of its Deed and Rules from time to time. By entering into this agreement

you consent to the payment of any contributions due under the Executive Scheme.

5.2 If and for so long as you are a member of the Scheme and employed by the Company, life cover will be provided of four times your Salary payable in the event of your death in service subject always to the rules of the Scheme and any relevant insurance policy.

5.3 You are entitled to participate in a funded unapproved retirement benefit scheme in accordance with arrangements established from time to time by the Company. The Company will make a monthly contribution to the said scheme equivalent to 2% of your Salary.

5.4 You are entitled to participate at the Company's expense in the permanent health insurance arrangements made from time to time between Cobham plc and UNUM or other reputable insurer subject always to the terms of any relevant insurance policy.

5.5 You are entitled to receive at the Company's expense, private medical expenses insurance for yourself, any spouse and any dependent child under 21 years of age in accordance with arrangements made from time to time between the Company and BUPA or other reputable insurer.

5.6 You are entitled to participate in the Cobham Long Term Incentive Plan. Participation is subject to the rules of the Plan and invitations in respect of awards made under the Plan will be issued in the absolute discretion of the Remuneration Committee.

5.7 While you hold a valid driving licence, the Company will provide you (for business use and reasonable private use) with a BMW series 7 motor car. The Company will pay for all standing and running expenses of the car (including the cost of fuel for your private use of the car within the United Kingdom) except for any costs (including any additional insurance costs) associated with private use of the car outside the United Kingdom. The Company will replace your company car in accordance with the Company's car policy from time to time.

5.8 You must comply with all Company regulations relating to company cars/use of cars on company business, notify the Company immediately of any accident involving your company car or in which you are involved in the course of your duties and of any charge brought against you for a motoring offence. On the termination of your employment, you are required to return your company car together with all keys, fuel charge card and relevant documentation to the Company at its offices.

6. **Expenses**

6.1 The Company will reimburse you with your reasonable travelling, telephone, hotel, entertainment and other business expenses incurred in the course of your duties provided that you comply with the Company's regulations from time to time in this respect and provide the Company with such receipts or other proof of payment as the Company may reasonably require.

6.2 If the Company provides you with any credit or charge card you shall use such card solely for those benefits referred to in clause 6.1 and you shall return your card to the Company immediately upon request.

7. **Holiday**

7.1 In addition to public holidays, you are entitled to 25 working days' holiday without loss of pay in each holiday year (which runs from 1st January to 31st December) to be taken at such time or times as may be authorised in advance by the Board. You may not, except with prior permission from the Board, carry forward any unused part of your holiday entitlement to a subsequent holiday year.

7.2 In the first and final holiday years of your employment, your holiday entitlement will be calculated at the rate of one working day's holiday for every 14.5 days worked during the relevant holiday year. You will be entitled on termination to pay in lieu of any unused holiday entitlement. If you have taken holiday in excess of your accrued entitlement, you will be required to repay any excess Salary you have received for such holiday. The basis for payment and repayment is 1/260th of your Salary for each working day.

7.3 The Company may require you to take all or part of any outstanding holiday entitlement during any period of notice to terminate your employment including any period of notice during which you are suspended from the performance of your duties in accordance with clause 10.9.

8. **Incapacity**

8.1 If you are absent from work because of illness, mental disorder or injury ("Incapacity"), you must report that fact immediately to the Company's personnel officer and, after seven continuous days' Incapacity, provide medical practitioners' certificate(s) of your Incapacity and its cause for Statutory Sick Pay purposes covering the whole period of your absence. For Statutory Sick Pay purposes, your qualifying working days are your normal working days.

8.2 If you are absent from work due to Incapacity and have complied with the provisions of clause 8.1, you will continue to be paid all or such part of your Salary for such period as the Board, in its absolute discretion, determines from time to time provided that any such payment will not be less than and will be deemed to include all and any Statutory Sick Pay to which you are entitled and any Social Security Sickness Benefit or other state benefits recoverable by you (whether or not recovered) may be deducted from such payment.

8.3 From the date on which you first receive benefits under a permanent health insurance scheme provided by the Company, your entitlement to Salary and all benefits provided under this agreement or in connection with your employment, will cease.

8.4 You will, whenever requested by the Board, agree to an examination by a medical practitioner selected and paid for by the Company. You hereby authorise such medical practitioner to disclose to and discuss with the Board any matters which, in his/her opinion, might hinder or prevent you (if during a period of Incapacity) from returning to work for any period or (in other circumstances) from properly performing your duties at any time.

8.5 If you are incapable of performing your duties by reason of circumstances where you have a claim for compensation against a third party and you recover compensation for loss of earnings whether from that third party or otherwise, you shall repay a sum equal to the amount recovered, or, if less, any amounts paid to you by the Company during your absence.

9. Confidentiality, integrity and share dealing

9.1 During your employment under this agreement, you will not:

9.1.1 directly or indirectly receive or obtain any discount, rebate, commission or other inducement (whether in cash or in kind) which is not authorised by regulations or guidelines from time to time governing dealings by executives on behalf of the Company, or, if you do, you will account immediately to the Company for the amount so received;

9.1.2 directly or indirectly disclose or make use of any Confidential Information for any purpose other than a legitimate purpose of the Company save that nothing in this clause shall be construed as preventing you from making a "protected disclosure" within the meaning of the Public Interest Disclosure Act 1998 but you are advised to refer to the Company's policy on the subject before doing so;

9.1.3 (except in the proper course of your duties under this agreement) remove from Company premises or copy or

allow others to copy the contents of any document, computer disk, tape or other tangible item which contains any Confidential Information or which belongs to the Company;

9.1.4 at any time make any untrue or misleading statement relating to the Group.

9.2 In relation to dealings in shares, debentures or other securities of the Company and unpublished price sensitive information affecting the shares, debentures or other securities of any other company:

9.2.1 you will comply where relevant with every rule of law, every regulation of the United Kingdom Listing Authority and every regulation of the Group from time to time in force including compliance with the spirit as well as the letter of the rules for the time being applicable to the relevant stock exchange on which shares of the Company are for the time being listed or traded;

9.2.2 (in relation to overseas dealings) you will also comply with all laws of the state and all regulations of the stock exchange, market or dealing system in which such dealings take place;

9.2.3 you will not (and will procure so far as you are able that your spouse and children do not) deal or become or cease to be interested (within the meaning of Part I of Schedule XIII to the Companies Act 1985) in any securities of the Company except in accordance with any rules or guidelines from time to time relating to securities transactions by senior executives of the Group; and

9.2.4 you will not, without the prior written permission of the Board, hold any public office or directly or indirectly undertake any other work for or hold any interest (except for up to 3 per cent of the issued ordinary shares of any company whose shares are listed or traded on the London Stock Exchange, any other recognised stock exchange) in any other company, firm or business.

10. Termination of agreement

10.1 This agreement will automatically terminate:

10.1.1 when you reach your 60th birthday; or

10.1.2 if you are prohibited by law from being a director.

10.2 The Company will be entitled, by giving notice, to terminate this agreement with immediate effect and without payment in lieu of notice if you:

10.2.1 commit any act of gross misconduct or repeat or continue any other breach of your obligations under this agreement; or

10.2.2 are convicted of any criminal offence which is punishable with 6 months or more imprisonment; or

10.2.3 become bankrupt or make any arrangement or composition with your creditors generally; or

10.2.4 resign or vacate your office as a director of the Company or any Group Company; or

10.2.5 engage in any conduct tending to bring yourself or the Company or any Group Company into disrepute.

10.3 Notwithstanding any other provision of this agreement, the Company may terminate your employment and this agreement in accordance with clause 1.1.

10.4 On serving or receiving notice to terminate this agreement or at any time thereafter during the currency of such notice the Company is, at its discretion, entitled to pay you your Salary (at the rate then payable under clause 3.1) in lieu of notice. If the Company exercises its discretion under this clause, you shall not be entitled to any benefits or payment in lieu of benefits in respect of your notice period nor to any additional payment in respect of holiday which, but for the termination of your employment, would have accrued.

10.5 The Company reserves the right to make any payment in lieu of notice pursuant to clause 10.4 in equal monthly instalments, the first instalment being paid in the month following the month in which your employment terminates and, subject to clause 10.6, the final instalment in the month that your notice period would have expired (the "Instalment Period"). Notwithstanding payment by instalments pursuant to this clause 10.5, your employment will terminate on the date stated in the notice. All payments made in lieu of notice will be subject to deductions at source in respect of PAYE and national insurance contributions.

10.6 At any time after notice (including summary notice) to terminate this agreement has been served or received by the Company, the Company may require you to:

10.6.1 resign (without any claim for compensation) from any offices and/or appointments which you hold as a director, nominee or representative of the Company or any Group Company; and/or

10.6.2 transfer, without payment, to the Company (or as the Company may direct) any qualifying shares or nominee

shareholdings provided to you by or held by you in or on behalf of any Group Company; and/or

10.6.3 return to the Company on request any documents, computer disks and tapes and other tangible items in your possession or under your control which belong to the Company or which contain or refer to any Confidential Information; and/or

10.6.4 delete all Confidential Information from any computer disks, tapes or other re-usable material in your possession or under your control and destroy all other documents and tangible items in your possession or under your control which contain or refer to any Confidential Information.

10.7 At any time after notice to terminate this agreement has been served or received by the Company, the Company may elect to suspend you from the performance of all or any of your duties under this agreement and, after doing so:

10.7.1 appoint a replacement to hold the same or similar job title as you and/or to carry out all or any of your duties instead of you; and/or

10.7.2 exclude you from all or any premises of the Group; and/or

10.7.3 require you not, without the prior consent of the Board, to engage in any contact (whether or not at your own instance) with any customer, supplier, employee, director, officer or agent of any company in the Group which concerns any of the business affairs of the Group; and/or

10.7.4 announce to employees, suppliers and customers that you have ceased or will cease to be employed by the Company.

10.8 If you fail to comply with clauses 10.6.1 and/or 10.6.2 within seven days of being so required, the Company is hereby irrevocably authorised to appoint some person in your name and on your behalf to sign any document or do any thing necessary or requisite to effect such resignation(s) and/or transfer(s) (without prejudice to any claims which you may have against the Company arising out of this agreement or its termination).

10.9 If your employment by the Company is terminated in connection with any reconstruction or amalgamation of the Company (whether by winding up or otherwise) or sale of the Company's undertaking or assets where the Transfer of Undertakings (Protection of Employment) Regulations 1981 do not apply and:

10.9.1 you receive an offer of employment with any company concerned with such reconstruction, amalgamation or sale; and

10.9.2 the offer is for employment of a similar nature and status and on terms generally no less favourable than those of your employment under this agreement;

then you shall have no claim against the Company in respect of the termination of your employment.

10.10 If your employment terminates before your normal retirement date you will not be entitled to any pension enhancement in compensation for the consequent reduction in your pension entitlement under the rules of the Executive Scheme or under any unapproved retirement benefits scheme.

11. Intellectual property

11.1 In relation to each and every improvement, invention or discovery which relates either directly or indirectly to the business of the Company which you (jointly or alone) make at any time during your employment, you will:

11.1.1 promptly disclose full details, including any documents, drawings, models or other embodiments of the Company Invention to enable the Company to determine whether or not, applying the provisions of section 39 of the Patents Act 1977, it is the property of the Company (a "Company Invention");

11.1.2 hold any Company Invention in trust for the Company and, at its request and expense, do all things necessary or desirable to enable the Company or its nominee to exploit the Company Invention for commercial purposes and to secure patent or other appropriate forms of protection for it anywhere in the world. Decisions as to the patenting and exploitation of any Company Invention are at the sole discretion of the Company.

11.2 In relation to each and every copyright work, database or design which relates either directly or indirectly to the business of the Company (a "Company Work") which you (jointly or alone) originate, conceive, write or make at any time during the period of your employment:

11.2.1 you will promptly disclose such Company Work to the Company. Company Works made wholly outside your normal working hours which are wholly unconnected with your employment are excluded from the ambit of clause

11.2, including any documents, drawings, models or other embodiments of the Company Work;

11.2.2 to the extent that you own or will own such rights you hereby assign to the Company by way of future assignment all copyright, database rights, design rights and other proprietary rights (if any) throughout the world in Company Works including the right to register, at the Company's absolute discretion, any rights in Company Works;

11.2.3 you hereby irrevocably and unconditionally waive in favour of the Company any and all moral rights conferred on you by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 in relation to any such Company Works.

11.3 You agree that (at the request and expense of the Company) you will do all things necessary or desirable to substantiate the rights of the Company to each and every Company Invention or Company Work and that you will permit the Company (whom you hereby irrevocably appoint as your attorney for this purpose) to execute documents, to use your name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of each and every Company Invention or Company Work. A certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority hereby conferred will be conclusive evidence to that effect so far as any third party is concerned.

12. Restrictive covenants

12.1 You accept that the restrictions in clause 12 are in the interests of the parties and afford reasonable protection to legitimate business interests of the Company.

12.2 For the period of six months after the termination of your employment under this agreement, you will not directly or indirectly:

12.2.1 serve as a director, employee or consultant of any business carried on within the Restricted Area wholly or partly in competition with any Restricted Business (save for the holding as a passive investor only of not more than 5% of the issued ordinary shares of any company of a class which are listed or traded on the London Stock Exchange, any other recognised stock exchange);

12.2.2 solicit or seek in any capacity whatsoever, any business, orders or custom which is similar to or in competition with any Restricted Business from any Customer;

12.2.3 accept in any capacity whatsoever, any business, orders or custom which is similar to or in competition with any Restricted Business from any Customer;

12.2.4 induce or attempt to persuade any Employee to leave employment or engagement by the Company or offer employment or engagement to any Employee with a view to the specific knowledge or skills of such person being used by or for the benefit of any person carrying on business which is similar to or in competition with the Restricted Business.

12.3 If the Company exercises its right to suspend your powers and duties under clause 10.9, the periods referred to in clause 12.2 shall be reduced by one day for every day during which such suspension has taken effect.

12.4 You will not at any time after the termination of your employment under this agreement, directly or indirectly:

12.4.1 disclose or make use of any Confidential Information; or

12.4.2 represent yourself or permit yourself to be held out as having any connection with or interest in the Company.

12.5 Since you may obtain in the course of your employment by reason of services rendered or offices held in any Group Company (not being the Company) knowledge of the trade secrets, designs, design improvements, know-how, business information, methods, lists, clients or other confidential information of such Group Company you agree that any reference to the Company in clause 12 shall be deemed to include any Group Company and/or to apply to it or them as if the words were repeated by reference to such company and you will at the request and cost of the Company enter into a direct agreement or undertaking with any such other Group Company whereby you will accept restrictions and provisions corresponding to the restrictions and provisions contained in clause 12 (or such of them as may be determined by the Company as appropriate in the circumstances) in relation to such products, services and such area and for such period as such other Group Company may reasonably require for the protection of its legitimate interests.

12.6 For the purposes of the restrictions set out in clause 12 the expression the "Company" shall include any former owner or transferor of a business acquired by the Company you have been employed by and in respect of which your service is included for the purposes of calculating continuous employment with the Company.

12.7 Each restriction in clause 12 (whether drafted separately or together with another) is independent and severable from the other

restrictions and enforceable accordingly. If any restriction is unenforceable for any reason but would be enforceable if part of the wording were deleted, it will apply with such deletions as may be necessary to make it valid and enforceable.

12.8 The Company may transfer or assign its rights under this clause 12 to its successors in title. You may not transfer or assign any rights or obligations under this clause 12.

12.9 If, during your employment or the period in which any of the restrictions in this clause operate after the termination of your employment, any third party makes you an offer of employment or a contract for services or any other contract which would or might involve you being in breach of any of the said restrictions, you shall promptly, and before accepting any such offer, bring the terms of this agreement to that third party's attention.

13. Interpretation

13.1 References in this agreement to:

13.1.1 a person include a body corporate and an unincorporated association of persons and references to a company include any body corporate;

13.1.2 a statutory provision includes any statutory modification or re-enactment of it for the time being in force and all subordinate legislation made under it;

13.1.3 sub-clauses, clauses, parties and schedules are unless otherwise specified, to sub-clauses, clauses, parties and schedules of this agreement.

13.2 The headings to the clauses are for convenience only and shall not affect the construction or interpretation of this agreement.

13.3 In this agreement:

"Board" means the board of directors of the Company and includes any committee of such board duly authorised to act on its behalf;

"Confidential Information" means all and any information (whether or not recorded in documentary form or on computer disk or tape) of the Company, any Group Company or any of its or their customers, suppliers or agents which the Company or the relevant Group Company regards as confidential and which may include, but is not limited to, technical, financial and business information or in respect of which it owes an obligation of confidentiality to a third party which is not part of your own stock in trade and which is not readily

ascertainable to persons not connected with the Company either at all or without a significant expenditure of labour, skill or money;

"Customer" means any person with whom you or anyone working under your supervision or control deals personally who, at the termination of your employment, is negotiating with the Company or any Group Company for Restricted Business or with whom the Company or any Group Company has conducted any Restricted Business at any time during the final 12 months of your employment with the Group.

"Employee" means any person who is and was during the final 12 months of your employment with the Group an employee of the Company or a Group Company working in a senior management, senior technical or senior sales position or above and with whom you had material dealings;

"Group Company" means together the Company, its holding company if any, and every company which is for the time being a subsidiary of the Company or such holding company and expressions "subsidiary" and "holding company" bear the same meanings in this agreement as they respectively bear in the Companies Act 1985;

"Group" means the Company and each Group Company;

"Remuneration Committee" means the committee of the board of directors of the Company from time to time authorised to determine matters relating to executive remuneration within the Group;

"Restricted Area" means the United Kingdom and any other country in which the Company or any Group Company carries on or intends to carry on any Restricted Business as at the termination of your employment;

"Restricted Business" means, without limitation, (1) the design and manufacture of equipment, specialised systems and components supplied to the aerospace, defence, industrial and communications markets and (2) the operation, maintenance and modification of aircraft and all or any other commercial activities carried on or to be carried on by the Company or any Group Company in which you worked or about which you knew Confidential Information to a material extent at any time during the final two years of your employment with the Group.

14. General

14.1 For the purposes of the Data Protection Act 1998 you consent to the processing of all or any personal data (in manual, electronic or any other form) relevant to your employment, by the Company

and/or any Group Company and/or any agent or third party nominated by the Company and bound by a duty of confidentiality. Processing includes but is not limited to obtaining, recording, using and holding data and includes the transfer of data to any country either inside or outside the EEA.

14.2 You are not subject to any particular disciplinary rules or procedures but should conduct yourself in a thoroughly professional manner at all times. In order to investigate a complaint of breach of contract or misconduct against you, the Company is entitled to suspend you on full pay for so long as the Board considers appropriate in all the circumstances to carry out a disciplinary investigation and/or hearing. While the suspension continues, the Company will pay your Salary and provide you with the other benefits set out in this agreement. During the period of suspension the Company will not be obliged to provide you with work and may require you to comply with such conditions as the Company may specify in relation to attending at or remaining away from the places of business of the Company or Group Companies.

14.3 If you have a grievance relating to your employment (other than one relating to a disciplinary decision), you should refer that grievance to the Board whose decision will be final and binding on you.

14.4 This agreement is in substitution for any representations and warranties made by or on behalf of the Company and any previous contracts of employment or for services between you and the Company or any Group Company (which are deemed to have been terminated by mutual consent).

14.5 The termination of this agreement will not affect such of the provisions of this agreement as are expressed to operate or to have effect after termination and will be without prejudice to any accrued rights or remedies of the parties.

14.6 The validity, construction and performance of this agreement is governed by English law.

14.7 All disputes, claims or proceedings between the parties relating to the validity, construction or performance of this agreement are subject to the non-exclusive jurisdiction of the High Court of Justice in England and Wales (the "High Court") to which the parties irrevocably submit. Each party irrevocably consents to the award or grant of any relief in any such proceedings before the High Court and either party is entitled to take proceedings in any other jurisdiction to enforce a judgment or order of the High Court.

14.8 Nothing in this agreement is intended to confer on any person any right to enforce any term of this agreement which that person would

not have had but for the Contracts (Rights of Third Parties) Act 1999.

14.9 Any notice to be given by a party under this agreement must be in writing in the English language and must be delivered by hand or sent by first class post or equivalent postal service, telex, facsimile transmission or other means of telecommunication in permanent written form (provided that the addressee has his or its own facilities for receiving such transmission) to the last known postal address or appropriate telecommunication number of the other party. Where notice is given by any of the prescribed means, it is deemed to be received when, in the ordinary course of that means of transmission, it would be received by the addressee. To prove the giving of a notice, it is sufficient to show that it has been despatched. A notice has effect from the sooner of its actual or deemed receipt by the addressee.

14.10 This agreement may be executed in more than one document or counterpart each in like form, all of which taken together shall constitute one document, and either party may execute this agreement by signing any more or more of such documents or counterparts.

In witness whereof the parties have executed this document as a deed as of the date first before written.

Executed by A E Cook (Director))
and FM Pope (~~Director~~/Secretary))
for and on behalf of Cobham plc)

Executed by Andrew John Stevens)
in the presence of:)
Signature:
Name: P. ARTHUR
Address: APRIL COTTAGE HAWTHORN
CORNER HORTON DORSET BH21 7JG
Occupation: SECRETARY

DUPLICATE

RECEIVED
2005 NOV -8 P 2:0?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DATED: As of 1st January 2004

COBHAM PLC

and

W G TUCKER

SERVICE AGREEMENT

DUPLICATE

Date: As of 1st January 2004

Parties:

(A) "The Company": Cobham plc, a company registered in England and Wales under the number 30470; and

(B) You: Warren Gordon Tucker of Okeford Cottage, Gold Hill, Child Okeford, Blandford, Dorset DT11 8HF.

1. Employment

1.1 Your employment under this agreement will commence on 28th July 2003 (the "Commencement Date") and will continue (subject to earlier termination as provided in this agreement) until terminated by not less than 24 calendar months' prior written notice given by either party to the other if given on or before 1st May 2004 and thereafter by not less than 12 calendar months' prior notice given by the Company to you or not less than six calendar months' prior notice given by you to the Company.

1.2 Your period of continuous employment with the Company commenced on 1st May 2003.

1.3 You are employed as, and at the Commencement Date your job title is, Group Financial Director of the Company and you will perform such reasonable duties, as consistent with your role (to include investor relations, mergers and acquisitions and corporate finance), as may be assigned to you from time to time by or with the authority of the Board.

1.4 You will be on the Board of Directors of the Company.

1.5 You will (without further remuneration), if and for as long as the Company requires, during this agreement:

1.5.1 carry out duties, as consistent with your role, for the benefit of or on behalf of any Group Company; and/or

1.5.2 hold any office and/or other appointment in or on behalf of the Group.

1.6 You will, at all times during the period of this agreement:

1.6.1 subject to clause 13, devote the whole of your time, attention and ability during your working hours (see clause 2.1) to the duties of your employment;

1.6.2 faithfully and diligently perform your duties and exercise only such powers as are consistent with them;





Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

W G Tucker's salary as at 26.04.05 is £321,000.

With compliments

1.6.3 obey all and any lawful and reasonable directions of the Board;

1.6.4 act only in accordance with the memorandum and articles of association of the Company or, where acting pursuant to clause 1.5, of the relevant Group Company;

1.6.5 use your reasonable endeavours to promote the interests of the Group; and

1.6.6 keep the Board promptly and fully informed (in writing if so requested) of your conduct of the business or affairs of the Group and provide such explanations as it may require.

1.7 You warrant to the Company that by entering into this agreement and performing your duties under it you shall not be in breach of any express or implied terms of any contract or other obligation binding on you.

1.8 The Company shall maintain for you directors' and officers' insurance in respect of those liabilities which you may incur in or about the discharge of your office as a director or offer of the Company or any Group Company on such basis as shall be consistent with market practice for a company of its size.

2. Hours and place of work

2.1 Subject to clause 13, your normal working hours are from 8.36 a.m. to 4.45 p.m. Monday to Thursday inclusive and from 8.36 a.m. to 3.45 p.m. on Friday, excluding public and bank holidays, together with such additional hours, on week days (including public and bank holidays) or weekends, as may be necessary to perform your duties. Any such additional hours will be unmeasured working time. You and the Company acknowledge your understanding that Regulation 4(1) and (2) (48 hour weekly working time limit) and Regulation 6 (1), (2) and (7) (nightworking) of the Working Time Regulations 1998 will not apply in relation to any such additional hours.

2.2 Your normal place of work is the Company's head office at Brook Road, Wimborne aforesaid and/or such other place of business of the Group as the Board agrees with you from time to time. You will, if and for as long as required by the Company, make visits in the ordinary course of your duties to such places anywhere in the world as it may specify.

3. Pay

3.1 During your employment, the Company will pay you a basic salary at the rate of £280,000 each year (or such higher rate as may be

awarded to you pursuant to clause 3.2) which will accrue from day to day and be payable in equal monthly instalments in arrears (the "Salary"). The Salary is inclusive of all and any fees receivable by you as the holder of offices or appointments within the Group or on behalf of the Company or any Group Company.

3.2 During November or December in each calendar year, your Salary will be reviewed by the Remuneration Committee and the rate of Salary then payable may be increased by the Company with effect from the date of such review by such amount (if any) as the Remuneration Committee may recommend. The Company shall not be under any obligation to award you an increase in Salary.

3.3 You authorise the Company to deduct from your Salary or from any pay in lieu of notice or any other termination payment any sums which you may owe the Company including without limitation any overpayment of Salary or expenses, any debt or loans or any other sums which may be required to be authorised pursuant to section 13 of the Employment Rights Act 1996.

4. Bonus

4.1 You are also eligible to be considered by the Remuneration Committee for participation in a discretionary bonus scheme, payable in respect of each complete financial year (January to December) during your employment, of such amount, if any, (up to a maximum of 60% of your Salary) as the Remuneration Committee deems appropriate, having regard to the Company's, the Group's and your own performance during the relevant period and to any bonus formula approved by the Remuneration Committee for the purpose.

4.2 If your employment terminates during the period to which the bonus relates because you have served notice on the Company in accordance with clause 1.1, you acknowledge and agree that you will not be entitled to any bonus or compensation for loss of bonus in relation to that period or any future periods.

4.3 If your employment terminates during the period to which the bonus relates because the Company has terminated your employment in accordance with clause 1.1 or without cause, the bonus in respect of the relevant period will be payable to you, subject to the Remuneration Committee approval process.

5. Additional benefits/benefits in kind

5.1 You are entitled to become a member of the Executive Pension Scheme and will contribute seven per cent (7%) of the Inland Revenue cap.

5.2 If and for so long as you are a member of the Scheme and employed by the Company, life cover will be provided of four times your Salary payable in the event of your death in service subject always to the rules of the Scheme and any relevant insurance policy.

5.3 You are entitled to participate in a funded unapproved retirement benefit ("FURB"). The Company will pay you two per cent (2%) of total annual salary per month and this contribution can be invested at your entire discretion and you will be responsible for any tax liability arising from the contribution. The Company will manage, on your behalf, your existing FURB.

5.4 You are entitled to participate at the Company's expense in the permanent health insurance arrangements made from time to time between Cobham plc and UNUM or other reputable insurer subject always to the terms of any relevant insurance policy. These will at all times provide a benefit of no less than seventy-five per cent (75%) of Salary plus your seven per cent (7%) personal pension contributions.

5.5 You are entitled to receive at the Company's expense, private medical expenses insurance for yourself, any spouse and any dependent child under 21 years of age in accordance with arrangements made from time to time between the Company and BUPA or other reputable insurer.

5.6 You are entitled to participate in the Cobham Long Term Incentive Plan. Participation is subject to the rules of the Plan and invitations in respect of awards made under the Plan will be issued in the absolute discretion of the Remuneration Committee.

5.7 While you hold a valid driving licence, the Company will provide you (for business use and reasonable private use) with a BMW X5 3.01 motor car. The Company will pay for all standing and running expenses of the car (including the cost of fuel for your private use of the car within the United Kingdom) except for any costs (including any additional insurance costs) associated with private use of the car outside the United Kingdom. The Company will replace your company car in accordance with the Company's car policy from time to time.

5.8 You must comply with all Company regulations relating to company cars/use of cars on company business, notify the Company immediately of any accident involving your company car or in which you are involved in the course of your duties and of any charge brought against you for a motoring offence. On the termination of your employment, you are required to return your company car together with all keys and relevant documentation to the Company at its offices.

6. Expenses

6.1 The Company will reimburse you with your reasonable travelling, telephone, hotel, entertainment and other business expenses incurred in the course of your duties provided that you comply with the Company's regulations from time to time in this respect and provide the Company with such receipts or other proof of payment as the Company may reasonably require.

6.2 If the Company provides you with any credit or charge card you shall use such card solely for those benefits referred to in clause 6.1 and you shall return your card to the Company immediately upon request.

7. Holiday

7.1 In addition to public holidays, you are entitled to 25 working days' holiday without loss of pay in each holiday year (which runs from 1st January to 31st December) to be taken at such time or times as may be authorised in advance by the Board. You may not, except with prior permission from the Board, carry forward any unused part of your holiday entitlement to a subsequent holiday year.

7.2 In the first and final holiday years of your employment, your holiday entitlement will be calculated at the rate of one working day's holiday for every 14.5 days worked during the relevant holiday year. You will be entitled on termination to pay in lieu of any unused holiday entitlement. If you have taken holiday in excess of your accrued entitlement, you will be required to repay any excess Salary you have received for such holiday. The basis for payment and repayment is 1/260th of your Salary for each working day.

7.3 The Company may require you to take all or part of any outstanding holiday entitlement during any period of notice to terminate your employment including any period of notice during which you are suspended from the performance of your duties in accordance with clause 10.7.

8. Incapacity

8.1 If you are absent from work because of illness, mental disorder or injury ("Incapacity"), you must report that fact immediately to the Company's personnel officer and, after seven continuous days' Incapacity, provide medical practitioners' certificate(s) of your Incapacity and its cause for Statutory Sick Pay purposes covering the whole period of your absence. For Statutory Sick Pay purposes, your qualifying working days are your normal working days.

8.2 If you are absent from work due to Incapacity and have complied with the provisions of clause 8.1, you will continue to be paid in full for a minimum of 90 days, thereafter the Board must either terminate your employment in accordance with the provisions of clause 1.1 or you will be paid in full less any Statutory Sick Pay to which you are entitled and any Social Security Sickness Benefit or other state benefits recoverable by you (whether or not recovered) may be deducted from such payment.

8.3 You will, whenever requested by the Board, agree to an examination by a medical practitioner selected and paid for by the Company. You hereby authorise such medical practitioner to disclose to and discuss with the Board any matters which, in his/her opinion, might hinder or prevent you (if during a period of Incapacity) from returning to work for any period or (in other circumstances) from properly performing your duties at any time.

8.4 If you are incapable of performing your duties by reason of circumstances where you have a claim for compensation against a third party and you recover compensation for loss of earnings whether from that third party or otherwise, you shall repay a sum equal to the amount recovered, or, if less, any amounts paid to you by the Company during your absence.

8.5 The Company will provide and pay for a full BUPA medical for you in March/April of each year.

9. Confidentiality, integrity and share dealing

9.1 During your employment under this agreement, you will not:

9.1.1 directly or indirectly receive or obtain any discount, rebate, commission or other inducement (whether in cash or in kind) which is not authorised by regulations or guidelines from time to time governing dealings by executives on behalf of the Company, or, if you do, you will account immediately to the Company for the amount so received;

9.1.2 directly or indirectly disclose or make use of any Confidential Information for any purpose other than a legitimate purpose of the Company save that nothing in this clause shall be construed as preventing you from making a "protected disclosure" within the meaning of the Public Interest Disclosure Act 1998 but you are advised to refer to the Company's policy on the subject before doing so;

9.1.3 (except in the proper course of your duties under this agreement) remove from Company premises or copy or allow others to copy the contents of any document, computer

disk, tape or other tangible item which contains any Confidential Information or which belongs to the Company;

9.1.4 at any time make any untrue or misleading statement relating to the Group.

9.2 In relation to dealings in shares, debentures or other securities of the Company and unpublished price sensitive information affecting the shares, debentures or other securities of any other company:

9.2.1 you will comply where relevant with every rule of law, every regulation of the United Kingdom Listing Authority and every regulation of the Group from time to time in force including compliance with the spirit as well as the letter of the rules for the time being applicable to the relevant stock exchange on which shares of the Company are for the time being listed or traded;

9.2.2 (in relation to overseas dealings) you will also comply with all laws of the state and all regulations of the stock exchange, market or dealing system in which such dealings take place;

9.2.3 you will not (and will procure so far as you are able that your spouse and children do not) deal or become or cease to be interested (within the meaning of Part I of Schedule XIII to the Companies Act 1985) in any securities of the Company except in accordance with any rules or guidelines from time to time relating to securities transactions by senior executives of the Group; and

9.2.4 subject to clause 13 you will not, without the prior written permission of the Board, hold any public office or directly or indirectly undertake any other work for or hold any interest (except for up to 3 per cent of the issued ordinary shares of any company whose shares are listed or traded on the London Stock Exchange, any other recognised stock exchange) in any other company, firm or business.

10. Termination of agreement

10.1 This agreement will automatically terminate:

10.1.1 when you reach your 60th birthday; or

10.1.2 if you are prohibited by law from being a director.

10.2 The Company will be entitled, by giving notice, to terminate this agreement with immediate effect and without payment in lieu of notice if you:

10.2.1 commit any act of gross misconduct or repeat or continue any other breach of your obligations under this agreement; or

10.2.2 are convicted of any criminal offence which is punishable with six months or more imprisonment; or

10.2.3 become bankrupt or make any arrangement or composition with your creditors generally; or

10.2.4 resign or vacate your office as a director of the Company or any Group Company; or

10.2.5 engage in any conduct tending to bring yourself or the Company or any Group Company into disrepute.

10.3 Notwithstanding the provisions of clause 10.2, the Company may terminate your employment and this agreement in accordance with clause 1.1

10.4 On either (i) termination of this agreement in accordance with clause 10.10 you will be entitled to receive, or (ii) or on serving or receiving notice to terminate this agreement or at any time thereafter during the currency of such notice the Company is, at its discretion, entitled to pay you a lump sum equal to your annual salary (at the rate then payable under clause 3.1) and the value of your annual benefits (including the Company's pension contributions) in lieu of notice. In the absence of agreement over the valuation of your benefits this shall be determined by means of an independent actuarial valuation paid for by the Company.

10.5 The Company reserves the right to make any payment in lieu of notice pursuant to clause 10.4 in equal monthly instalments, the first instalment being paid in the month following the month in which your employment terminates and the final instalment in the month that your notice period would have expired (the "Instalment Period"). An election to make any payment in lieu by instalments pursuant to this clause 10.5 shall have no effect on the date on which your employment terminates. All payments made in lieu of notice will be subject to deductions at source in respect of PAYE and national insurance contributions.

10.6 At any time after notice (including summary notice) to terminate this agreement has been served or received by the Company, the Company may require you to:

10.6.1 resign (without any claim for compensation) from any offices and/or appointments which you hold as a director, nominee or representative of the Company or any Group Company; and/or

10.6.2 transfer, without payment, to the Company (or as the Company may direct) any qualifying shares or nominee shareholdings provided to you by or held by you in or on behalf of any Group Company; and/or

10.6.3 return to the Company on request any documents, computer disks and tapes and other tangible items in your possession or under your control which belong to the Company or which contain or refer to any Confidential Information; and/or

10.6.4 delete all Confidential Information from any computer disks, tapes or other re-usable material in your possession or under your control and destroy all other documents and tangible items in your possession or under your control which contain or refer to any Confidential Information.

10.7 At any time after notice to terminate this agreement has been served or received by the Company, the Company may elect to suspend you from the performance of all or any of your duties under this agreement and, after doing so:

10.7.1 appoint a replacement to hold the same or similar job title as you and/or to carry out all or any of your duties instead of you; and/or

10.7.2 exclude you from all or any premises of the Group; and/or

10.7.3 require you not, without the prior consent of the Board, to engage in any contact (whether or not at your own instance) with any customer, supplier, employee, director, officer or agent of any company in the Group which concerns any of the business affairs of the Group; and/or

10.7.4 announce to employees, suppliers and customers that you have ceased or will cease to be employed by the Company.

10.8 If you fail to comply with clauses 10.6.1 and/or 10.6.2 within seven days of being so required, the Company is hereby irrevocably authorised to appoint some person in your name and on your behalf to sign any document or do any thing necessary or requisite to effect such resignation(s) and/or transfer(s) (without prejudice to any claims which you may have against the Company arising out of this agreement or its termination).

10.9 If your employment by the Company is terminated in connection with any reconstruction or amalgamation of the Company (whether by winding up or otherwise) or sale of the Company's undertaking or assets where the Transfer of Undertakings (Protection of Employment) Regulations 1981 do not apply and:

10.9.1 you receive an offer of employment with any company concerned with such reconstruction, amalgamation or sale; and

10.9.2 you receive an offer of employment as Group Financial Director on the main board of a London Stock Exchange listed Company and on terms no less favourable than those of your employment under this agreement;

then you shall have no claim against the Company in respect of the termination of your employment.

10.10 Subject to the provisions of Clause 10.9, if at any time the Company's shares cease to be traded on the London Stock Exchange for whatever reason, the Company is deemed to have terminated this agreement in accordance with the notice provisions under Clause 1.1.

10.11 If your employment terminates before your normal retirement date (unless terminated by the Company in breach of the terms of this agreement) you will not (save as provided in this agreement) be entitled to any pension enhancement in compensation for the reduction in your pension entitlement which has not been accrued.

11. Intellectual property

11.1 In relation to each and every improvement, invention or discovery which relates either directly or indirectly to the business of the Company which you (jointly or alone) make at any time during your employment, you will:

11.1.1 promptly disclose full details, including any documents, drawings, models or other embodiments of the Company Invention to enable the Company to determine whether or not, applying the provisions of section 39 of the Patents Act 1977, it is the property of the Company (a "Company Invention");

11.1.2 hold any Company Invention in trust for the Company and, at its request and expense, do all things necessary or desirable to enable the Company or its nominee to exploit the Company Invention for commercial purposes and to secure patent or other appropriate forms of protection for it anywhere in the world. Decisions as to the patenting and exploitation of any Company Invention are at the sole discretion of the Company.

11.2 In relation to each and every copyright work, database or design which relates either directly or indirectly to the business of the Company (a "Company Work") which you (jointly or alone)

originate, conceive, write or make at any time during the period of your employment:

11.2.1 you will promptly disclose such Company Work to the Company. Company Works made wholly outside your normal working hours which are wholly unconnected with your employment are excluded from the ambit of clause 11.2, including any documents, drawings, models or other embodiments of the Company Work;

11.2.2 to the extent that you own or will own such rights you hereby assign to the Company by way of future assignment all copyright, database rights, design rights and other proprietary rights (if any) throughout the world in Company Works including the right to register, at the Company's absolute discretion, any rights in Company Works;

11.2.3 you hereby irrevocably and unconditionally waive in favour of the Company any and all moral rights conferred on you by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 in relation to any such Company Works.

11.3 You agree that (at the request and expense of the Company) you will do all things necessary or desirable to substantiate the rights of the Company to each and every Company Invention or Company Work and that you will permit the Company (whom you hereby irrevocably appoint as your attorney for this purpose) to execute documents, to use your name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of each and every Company Invention or Company Work. A certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority hereby conferred will be conclusive evidence to that effect so far as any third party is concerned.

12. Restrictive covenants

12.1 You accept that the restrictions in clause 12 are in the interests of the parties and afford reasonable protection to legitimate business interests of the Company.

12.2 For the period of six months after the termination of your employment under this agreement, you will not directly or indirectly:

12.2.1 serve as a director, employee or consultant of any business carried on within the Restricted Area wholly or partly in competition with any Restricted Business (save for the holding as a passive investor only of not more than 5% of the issued ordinary shares of any company of a class which are

listed or traded on the London Stock Exchange, any other recognised stock exchange);

12.2.2 solicit or seek in any capacity whatsoever, any business, orders or custom which is similar to or in competition with any Restricted Business from any Customer;

12.2.3 accept in any capacity whatsoever, any business, orders or custom which is similar to or in competition with any Restricted Business from any Customer;

12.2.4 induce or attempt to persuade any Employee to leave employment or engagement by the Company or offer employment or engagement to any Employee with a view to the specific knowledge or skills of such person being used by or for the benefit of any person carrying on business which is similar to or in competition with the Restricted Business.

12.3 If the Company exercises its right to suspend your powers and duties under clause 10.7, the periods referred to in clause 12.2 shall be reduced by one day for every day during which such suspension has taken effect.

12.4 You will not at any time after the termination of your employment under this agreement, directly or indirectly:

12.4.1 disclose or make use of any Confidential Information; or

12.4.2 represent yourself or permit yourself to be held out as having any connection with or interest in the Company.

12.5 Since you may obtain in the course of your employment by reason of services rendered or offices held in any Group Company (not being the Company) knowledge of the trade secrets, designs, design improvements, know-how, business information, methods, lists, clients or other confidential information of such Group Company you agree that any reference to the Company in clause 12 shall be deemed to include any Group Company and/or to apply to it or them as if the words were repeated by reference to such company and you will at the request and cost of the Company enter into a direct agreement or undertaking with any such other Group Company whereby you will accept restrictions and provisions corresponding to the restrictions and provisions contained in clause 12 (or such of them as may be determined by the Company as appropriate in the circumstances) in relation to such products, services and such area and for such period as such other Group Company may reasonably require for the protection of its legitimate interests.

12.6 For the purposes of the restrictions set out in clause 12 the expression the "Company" shall include any former owner or transferor of a business acquired by the Company you have been employed by and in respect of which your service is included for the purposes of calculating continuous employment with the Company.

12.7 Each restriction in clause 12 (whether drafted separately or together with another) is independent and severable from the other restrictions and enforceable accordingly. If any restriction is unenforceable for any reason but would be enforceable if part of the wording were deleted, it will apply with such deletions as may be necessary to make it valid and enforceable.

12.8 The Company may transfer or assign its rights under this clause 12 to its successors in title. You may not transfer or assign any rights or obligations under this clause 12.

12.9 If, during your employment or the period in which any of the restrictions in this clause operate after the termination of your employment, any third party makes you an offer of employment or a contract for services or any other contract which would or might involve you being in breach of any of the said restrictions, you shall promptly, and before accepting any such offer, bring the terms of this agreement to that third party's attention.

13. Non-executive directorship

Notwithstanding any other provisions of this agreement, the Company acknowledges that you are entitled to take up one non-executive director position as of 01 November 2004.

14. Interpretation

14.1 References in this agreement to:

14.1.1 a person includes a body corporate and an unincorporated association of persons and references to a company include any body corporate;

141.2 a statutory provision includes any statutory modification or re-enactment of it for the time being in force and all subordinate legislation made under it;

14.1.3 sub-clauses, clauses, parties and schedules are unless otherwise specified, to sub-clauses, clauses, parties and schedules of this agreement.

14.2 The headings to the clauses are for convenience only and shall not affect the construction or interpretation of this agreement.

14.3 In this agreement:

"Board" means the board of directors of the Company and includes any committee of such board duly authorised to act on its behalf;

"Confidential Information" means all and any information (whether or not recorded in documentary form or on computer disk or tape) of the Company, any Group Company or any of its or their customers, suppliers or agents which the Company or the relevant Group Company regards as confidential and which may include, but is not limited to, technical, financial and business information or in respect of which it owes an obligation of confidentiality to a third party which is not part of your own stock in trade and which is not readily ascertainable to persons not connected with the Company either at all or without a significant expenditure of labour, skill or money;

"Customer" means any person with whom you or anyone working under your supervision or control deals personally who, at the termination of your employment, is negotiating with the Company or any Group Company for Restricted Business or with whom the Company or any Group Company has conducted any Restricted Business at any time during the final 12 months of your employment with the Group.

"Employee" means any person who is and was during the final 12 months of your employment with the Group an employee of the Company or a Group Company working in a senior management, senior technical or senior sales position or above and with whom you had material dealings;

"Executive Pension Scheme" means the Company's executive pension scheme as it existed at 05 March 2003.

"Group Company" means together the Company, its holding company if any, and every company which is for the time being a subsidiary of the Company or such holding company and expressions "subsidiary" and "holding company" bear the same meanings in this agreement as they respectively bear in the Companies Act 1985;

"Group" means the Company and each Group Company;

"Remuneration Committee" means the committee of the board of directors of the Company from time to time authorised to determine matters relating to executive remuneration within the Group;

"Restricted Area" means the United Kingdom and any other country in which the Company or any Group Company carries on or intends to carry on any Restricted Business as at the termination of your employment;

"Restricted Business" means, without limitation, (1) the design and manufacture of equipment, specialised systems and components supplied to the aerospace, defence, industrial and communications markets and (2) the operation, maintenance and modification of aircraft and all or any other commercial activities carried on or to be carried on by the Company or any Group Company in which you worked or about which you knew Confidential Information to a material extent at any time during the final two years of your employment with the Group.

15. General

15.1 For the purposes of the Data Protection Act 1998 you consent to the processing of all or any personal data (in manual, electronic or any other form) relevant to your employment, by the Company and/or any Group Company and/or any agent or third party nominated by the Company and bound by a duty of confidentiality. Processing includes but is not limited to obtaining, recording, using and holding data and includes the transfer of data to any country either inside or outside the EEA.

15.2 You are not subject to any particular disciplinary rules or procedures but should conduct yourself in a thoroughly professional manner at all times. In order to investigate a complaint of breach of contract or misconduct against you, the Company is entitled to suspend you on full pay for so long as the Board considers appropriate in all the circumstances to carry out a disciplinary investigation and/or hearing. While the suspension continues, the Company will pay your Salary and provide you with the other benefits set out in this agreement. During the period of suspension the Company will not be obliged to provide you with work and may require you to comply with such conditions as the Company may specify in relation to attending at or remaining away from the places of business of the Company or Group Companies.

15.3 If you have a grievance relating to your employment (other than one relating to a disciplinary decision), you should refer that grievance to the Board whose decision will be final and binding on you.

15.4 This agreement is in substitution for any representations and warranties made by or on behalf of the Company and any previous contracts of employment or for services between you and the Company or any Group Company (which are deemed to have been terminated by mutual consent).

15.5 The termination of this agreement will not affect such of the provisions of this agreement as are expressed to operate or to have effect after termination and will be without prejudice to any accrued rights or remedies of the parties.

15.6 The validity, construction and performance of this agreement is governed by English law.

15.7 All disputes, claims or proceedings between the parties relating to the validity, construction or performance of this agreement are subject to the non-exclusive jurisdiction of the High Court of Justice in England and Wales (the "High Court") to which the parties irrevocably submit. Each party irrevocably consents to the award or grant of any relief in any such proceedings before the High Court and either party is entitled to take proceedings in any other jurisdiction to enforce a judgment or order of the High Court.

15.8 Nothing in this agreement is intended to confer on any person any right to enforce any term of this agreement which that person would not have had but for the Contracts (Rights of Third Parties) Act 1999.

15.9 Any notice to be given by a party under this agreement must be in writing in the English language and must be delivered by hand or sent by first class post or equivalent postal service, telex, facsimile transmission or other means of telecommunication in permanent written form (provided that the addressee has his or its own facilities for receiving such transmission) to the last known postal address or appropriate telecommunication number of the other party. Where notice is given by any of the prescribed means, it is deemed to be received when, in the ordinary course of that means of transmission, it would be received by the addressee. To prove the giving of a notice, it is sufficient to show that it has been despatched. A notice has effect from the sooner of its actual or deemed receipt by the addressee.

15.10 This agreement may be executed in more than one document or counterpart each in like form, all of which taken together shall constitute one document, and either party may execute this agreement by signing any more or more of such documents or counterparts.

In witness whereof the parties have executed this document as a deed as of the date first before written:

Executed by A E Cook (Director)) [signature]

and J N Poke (~~Director~~/Secretary))

for and on behalf of Cobham plc) [signature]

Executed by Warren Gordon Tucker)
in the presence of: HAZEL COPE)
Signature: H L Cope
Name: HAZEL COPE (MISS)
Address: 45 THE SPINNEY, LYTCHETT MATRAVERS, POOLE, DORSET. BH16 6AT
Occupation: PERSONAL ASSISTANT

RECEIVED
2005 NOV -8 P 2:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: 22nd October 2003

COBHAM PLC

and

GORDON PAGE

LETTER OF APPOINTMENT




Cobham plc

Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

G F Page's salary as at 26.04.05 is £160,000.

With compliments

COBHAM

Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

22nd October 2003

Mr Gordon Page
Avrillian
Woodland Walk
Ferndown
Dorset
BH22 9LP

Dear Gordon,

At the Board meeting on 15th October 2003, it was agreed that you should be appointed as non-executive Chairman with effect from 1st December 2003, on the following basis:

1. Your appointment as Chairman will be for an initial period of three years ("the Initial Period"), renewable at the Board's discretion for a maximum of two further three year periods. It is expected that your appointment will be for the Initial Period but the Board fully understands that if you resign as a director you would automatically cease to be Chairman of the company. In this event, the Board would expect you to give six months' notice of your intention to resign. For its part, if the Board decides to remove you as Chairman, six months' notice would be given to you. However, the company is entitled to pay remuneration in lieu of notice for the whole or any unexpired part of your notice period (as appropriate) at the rate referred to in paragraph 2 below. Notwithstanding the foregoing, there will be no entitlement to notice if the office of director is vacated under the company's articles of association.

2. Your remuneration in respect of your duties as Chairman, with particular responsibility for the constitution and working of the Board and its committees, will be £160,000 per annum, payable monthly in arrears. Normal business expenses will be recompensed in accordance with the company's policies from time to time in force. In order for you to carry out your duties you will be expected to work for the Company for an average of two days per week. It is not the intention of the Board to review your remuneration within the Initial Period unless there are exceptional circumstances.

Registered Number 30470 England.
Registered Office Brook Road,
Wimborne, Dorset BH21 2BJ.

3. Your current responsibilities as a member of the UK Aerospace Innovation and Growth Team Executive Board and its follow-on activities, as a member of the UK Defence Industries Council and the National Defence Council, as an officer of the Society of British Aerospace Companies and as a Council member of AECMA are recognised as a part of your continuing contribution to the prosperity and influence of the group. Further particulars of your role, including your relationship with the Chief Executive, are attached as Appendix A.

4. As is the practice for non-executive appointments of the Company, you will not participate in any bonus arrangement or incentive plans. Should the Company decide in the future that part of the non-executive remuneration may be in shares and/or options then such changes would also apply to your role. Your appointment is not pensionable.

5. The Company will provide medical insurance for yourself and your wife on such basis as it may in its absolute discretion decide.

6. The Company will provide you with the continuing use of a car of your choice subject to its policy in respect of the use of Company cars by directors from time to time in force. The choice of car shall be subject to the approval of the remuneration committee of the Board.

7. You are entitled to coverage under the company's directors and officers liability insurance policy from time to time in force. Currently the aggregate indemnity limit is £30m. A copy of the insurance policy will be forwarded to you in due course. The Company will also indemnify you in accordance with the terms of the enclosed deed of indemnification.

8. You may not disclose the confidential information of the group (other than pursuant to the proper conduct of your duties to the Company or as agreed by the Board), whether during or after the termination of your appointment.

9. The Board has adopted a code for securities transactions which is based upon the UK Listing Authority's model code. A copy of the code is attached as Appendix B and you are required to comply with its provisions and those of any replacement code.

10. You may not accept any appointment as a director, consultant or employee of any company in the aerospace and defence sector without the Board's prior approval.

11. The terms and conditions of your appointment as a non-executive director of Cobham plc do not constitute a service contract in accordance with section 318(1) of the Companies Act 1985.

12. There are no details applicable to you which must be disclosed pursuant to paragraphs 6.F.2(b) to (g) inclusive of the UK Listing Authority's Listing Rules.

Provided that the foregoing is acceptable, I would be grateful if you would sign and return the attached copy of this letter signifying your willingness to serve as non-executive Chairman of the Company from 1st December 2003 on the terms set out in this letter.

Yours sincerely

pp **J M Pope**
Company Secretary

I hereby confirm that the contents of the above are acceptable to me.

GORDON PAGE	16 December 2003 **DATE**

DUPLICATE

RECEIVED
2005 NOV -8 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 13th February 2003

Parties:

(A) "The Company": FR Aviation Group Limited , a company registered in England and Wales under the number 1853422; and
(B) You: Alexander John Hannam of Moorfield House, 5 Moorfields Road, Canford Cliffs, Poole, BH13 7HA

1. Employment

1.1 Your employment under this agreement commenced on 15th July 2002 (the "Commencement Date") and will continue (subject to earlier termination as provided in this agreement) until terminated by not less than 24 calendar months' prior notice given by either party to the other if given on or before 15th July 2003 and thereafter by not less than 12 calendar months' prior notice given by either party to the other.

1.2 Your period of continuous employment with the Company commenced on 15th July 2002.

1.3 You are employed as, and at the Commencement Date your job title is, managing director of the Company and you will perform such reasonable duties as may be assigned to you from time to time by or with the authority of the Board.

1.4 You will (without further remuneration), if and for as long as the Company requires, during this agreement:

1.4.1 carry out duties for the benefit of or on behalf of any Group Company; and/or
1.4.2 hold any office and/or other appointment in or on behalf of the Group.

1.5 You will, at all times during the period of this agreement:

1.5.1 devote the whole of your time, attention and ability during your working hours (see clause 2.1) to the duties of your employment;
1.5.2 faithfully and diligently perform your duties and exercise only such powers as are consistent with them;
1.5.3 obey all and any lawful and reasonable directions of the Board;
1.5.4 act only in accordance with the memorandum and articles of association of the Company or, where acting pursuant to clause 1.4, of the relevant Group Company;
1.5.5 use your reasonable endeavours to promote the interests of the Group; and





Cobham plc

Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

A J Hannam's salary as at 26.04.05 is £246,000.

With compliments

1.5.6 keep the Board promptly and fully informed (in writing if so requested) of your conduct of the business or affairs of the Group and provide such explanations as it may require.

1.6 You warrant to the Company that by entering into this agreement and performing your duties under it you shall not be in breach of any express or implied terms of any contract or other obligation binding on you.

1.7 The Company shall maintain for you directors' and officers' insurance in respect of those liabilities which you may incur in or about the discharge of your office as a director or officer of the Company or any Group Company on such basis as shall be decided by the Board from time to time.

2. Hours and place of work

2.1 Your normal working hours are from 8.30 a.m. to 5.00 p.m. (monday to thursday inclusive) and from 8.30 a.m. to 4.00 p.m. (friday), excluding public and bank holidays, together with such additional hours, on week days (including public and bank holidays) or weekends, as may be necessary to perform your duties. Any such additional hours will be unmeasured working time. You and the Company acknowledge your understanding that Regulation 4(1) and (2) (48 hour weekly working time limit) and Regulation 6 (1), (2) and (7) (nightworking) of the Working Time Regulations 1998 will not apply in relation to any such additional hours.

2.2 Your normal place of work is the Company's head office at Bournemouth International Airport, Christchurch, Dorset BH23 6NE and/or such other place of business of the Group as the Board may reasonably require from time to time. You will, if and for as long as required by the Company, make visits in the ordinary course of your duties to such places anywhere in the world as it may specify.

3. Pay

3.1 During your employment, the Company will pay you a basic salary at the rate of one hundred and ninety thousand pounds (£190,000) each year (or such higher rate as may be awarded to you pursuant to clause 3.2) which will accrue from day to day and be payable in equal monthly instalments in arrears (the "Salary"). The Salary is inclusive of all and any fees receivable by you as the holder of offices or appointments within the Group or on behalf of the Company or any Group Company.

3.2 During November or December in each calendar year, your Salary will be reviewed by the Remuneration Committee and the rate of Salary then payable may be increased by the Company with effect from the first day of the calendar year following such review by such amount (if any) as the Remuneration Committee may recommend.

The Company shall not be under any obligation to award you an increase in Salary.

3.3 You authorise the Company to deduct from your Salary or from any pay in lieu of notice or any other termination payment any sums which you may owe the Company including without limitation any overpayment of salary or expenses, any debt or loans or any other sums which may be required to be authorised pursuant to section 13 of the Employment Rights Act 1996.

4. Bonus

4.1 You are also eligible to be considered by the Remuneration Committee for participation in a discretionary bonus scheme, payable in respect of each complete financial year (January to December) during your employment, of such amount, if any, (up to a maximum of 60% of your Salary) as the Remuneration Committee deems appropriate, having regard to the Company's, the Group's and your own performance during the relevant period and to any bonus formula approved by the Remuneration Committee for the purpose.

4.2 If your employment terminates during the period to which the bonus relates because you have served notice on the Company in accordance with clause 1.1, you acknowledge and agree that you will not be entitled to any bonus or compensation for loss of bonus in relation to that period or any future periods.

4.3 If your employment terminates during the period to which the bonus relates because the Company has terminated your employment, except in accordance with clause 10.2, the bonus in respect of the relevant period will be payable to you, unless the Remuneration Committee in its absolute discretion decides otherwise.

5. Additional benefits/benefits in kind

5.1 You are entitled to become a member of the Cobham Executive Pension Plan (the "Scheme") subject to the terms of its Deed and Rules from time to time. By entering into this agreement you consent to the payment of any contributions due under the Scheme.

5.2 If and for so long as you are a member of the Scheme and employed by the Company, life cover will be provided of four times your Salary payable in the event of your death in service subject always to the rules of the Scheme and any relevant insurance policy.

5.3 You are entitled to participate in a funded unapproved retirement benefit scheme in accordance with arrangements established from time to time by Cobham plc.

5.4 You are entitled to participate at the Company's expense in the permanent health insurance arrangements made from time to time between Cobham plc and UNUM or other reputable insurer subject always to the terms of any relevant insurance policy.

5.5 You are entitled to receive at the Company's expense, private medical expenses insurance for yourself, any spouse and any dependent child under 21 years of age in accordance with arrangements made from time to time between Cobham plc and BUPA or other reputable insurer.

5.6 You are entitled to participate in the Cobham Long Term Incentive Plan. Participation is subject to the rules of the Plan and invitations in respect of awards made under the Plan will be issued in the absolute discretion of the Remuneration Committee.

5.7 While you hold a valid driving licence, the Company will provide you (for business use and reasonable private use) with a Jaguar XJ motor car or one of equivalent status. The Company will pay for all standing and running expenses of the car (including the cost of fuel for your private use of the car within the United Kingdom) except for any costs (including any additional insurance costs) associated with private use of the car outside the United Kingdom. The Company will replace your company car in accordance with the Company's car policy from time to time.

5.8 You must comply with all Company regulations relating to company cars/use of cars on company business, notify the Company immediately of any accident involving your company car or in which you are involved in the course of your duties and of any charge brought against you for a motoring offence. On the termination of your employment, you are required to return your company car together with all keys, fuel charge card and relevant documentation to the Company at its offices.

6. Expenses

6.1 The Company will reimburse you with your reasonable travelling, telephone, hotel, entertainment and other business expenses incurred in the course of your duties provided that you comply with the Company's regulations from time to time in this respect and provide the Company with such receipts or other proof of payment as the Company may reasonably require.

6.2 If the Company provides you with any credit or charge card you shall use such card solely for those benefits referred to in clause 6.1 and you shall return your card to the Company immediately upon request.

7. Holiday

7.1 In addition to public holidays, you are entitled to 25 working days' holiday without loss of pay in each holiday year (which runs from 1st January to 31st December) to be taken at such time or times as may be authorised in advance by the Board. You may not, except with prior permission from the Board, carry forward any unused part of your holiday entitlement to a subsequent holiday year.

7.2 In the first and final holiday years of your employment, your holiday entitlement will be calculated at the rate of one working day's holiday for every 14.5 days worked during the relevant holiday year. You will be entitled on termination to pay in lieu of any unused holiday entitlement. If you have taken holiday in excess of your accrued entitlement, you will be required to repay any excess Salary you have received for such holiday. The basis for payment and repayment is 1/260th of your Salary for each working day.

7.3 The Company may require you to take all or part of any outstanding holiday entitlement during any period of notice to terminate your employment including any period of notice during which you are suspended from the performance of your duties in accordance with clause 10.6.

8. Incapacity

8.1 If you are absent from work because of illness, mental disorder or injury ("Incapacity"), you must report that fact immediately to the Company's personnel officer and, after seven continuous days' Incapacity, provide medical practitioners' certificate(s) of your Incapacity and its cause for Statutory Sick Pay purposes covering the whole period of your absence. For Statutory Sick Pay purposes, your qualifying working days are your normal working days.

8.2 If you are absent from work due to Incapacity and have complied with the provisions of clause 8.1, you will continue to be paid all or such part of your Salary for such period as the Board, in its absolute discretion, determines from time to time provided that any such payment will not be less than and will be deemed to include all and any Statutory Sick Pay to which you are entitled and any Social Security Sickness Benefit or other state benefits recoverable by you (whether or not recovered) may be deducted from such payment.

8.3 From the date on which you first receive benefits under a permanent health insurance scheme provided by the Company, your entitlement to Salary and all benefits provided under this agreement or in connection with your employment, will cease.

8.4 You will, whenever requested by the Board, agree to an examination by a medical practitioner selected and paid for by the

Company. You hereby authorise such medical practitioner to disclose to and discuss with the Board any matters which, in his/ her opinion, might hinder or prevent you (if during a period of Incapacity) from returning to work for any period or (in other circumstances) from properly performing your duties at any time.

8.5 If you are incapable of performing your duties by reason of circumstances where you have a claim for compensation against a third party and you recover compensation for loss of earnings whether from that third party or otherwise, you shall repay a sum equal to the amount recovered, or, if less, any amounts paid to you by the Company during your absence.

9. Confidentiality, integrity and share dealing

9.1 During your employment under this agreement, you will not:

9.1.1 directly or indirectly receive or obtain any discount, rebate, commission or other inducement (whether in cash or in kind) which is not authorised by regulations or guidelines from time to time governing dealings by executives on behalf of the Company, or, if you do, you will account immediately to the Company for the amount so received;

9.1.2 directly or indirectly disclose or make use of any Confidential Information for any purpose other than a legitimate purpose of the Company save that nothing in this clause shall be construed as preventing you from making a "protected disclosure" within the meaning of the Public Interest Disclosure Act 1998 but you are advised to refer to the Company's policy on the subject before doing so;

9.1.3 (except in the proper course of your duties under this agreement) remove from Company premises or copy or allow others to copy the contents of any document, computer disk, tape or other tangible item which contains any Confidential Information or which belongs to the Company;

9.1.4 at any time make any untrue or misleading statement relating to the Group.

9.2 In relation to dealings in shares, debentures or other securities of Cobham plc and unpublished price sensitive information affecting the shares, debentures or other securities of any other company:

9.2.1 you will comply where relevant with every rule of law, every regulation of the United Kingdom Listing Authority and every regulation of the Group from time to time in force including compliance with the spirit as well as the letter of the rules for the time being applicable to the relevant stock exchange on which shares of Cobham plc are for the time being listed or traded;

9.2.2 (in relation to overseas dealings) you will also comply with all laws of the state and all regulations of the stock exchange, market or dealing system in which such dealings take place;

9.2.3 you will not (and will procure so far as you are able that your spouse and children do not) deal or become or cease to be interested (within the meaning of Part I of Schedule XIII to the Companies Act 1985) in any securities of Cobham plc except in accordance with any rules or guidelines from time to time relating to securities transactions by senior executives of the Group; and

9.2.4 you will not, without the prior written permission of the Board, hold any public office or directly or indirectly undertake any other work for or hold any interest (except for up to 3 per cent of the issued ordinary shares of any company whose shares are listed or traded on the London Stock Exchange, any other recognised stock exchange) in any other company, firm or business.

10. Termination of agreement

10.1 This agreement will automatically terminate:

10.1.1 when you reach your 60th birthday; or

10.1.2 if you are prohibited by law from being a director.

10.2 The Company will be entitled, by giving notice, to terminate this agreement with immediate effect and without payment in lieu of notice if you:

10.2.1 commit any act of gross misconduct or repeat or continue any other breach of your obligations under this agreement; or

10.2.2 are convicted of any criminal offence which is punishable with 6 months or more imprisonment; or

10.2.3 become bankrupt or make any arrangement or composition with your creditors generally; or

10.2.4 resign or vacate your office as a director of the Company or any Group Company; or

10.2.5 engage in any conduct tending to bring yourself or the Company or any Group Company into disrepute; or

10.2.6 are, in the opinion of the Board, incompetent in the performance of your duties.

10.3 The Company will be entitled to terminate this agreement notwithstanding clause 8.2 or your actual or prospective entitlement at that time to sick pay or benefits under any permanent health insurance scheme, by notice which is not less than your then entitlement to statutory minimum notice plus one week given at any time when you have been absent from work due to Incapacity for a period or periods aggregating not less than 90 days in the preceding 12 months provided that the Company will withdraw any

such notice if, before it expires, you resume your normal duties on your normal working hours and provide medical evidence satisfactory to the Board that you are fully recovered and that no recurrence of your Incapacity can reasonably be anticipated.

10.4 On serving or receiving notice to terminate this agreement or at any time thereafter during the currency of such notice the Company is, at its discretion, entitled to pay you your Salary (at the rate then payable under clause 3.1) in lieu of notice. If the Company exercises its discretion under this clause, you shall not be entitled to any benefits or payment in lieu of benefits in respect of your notice period nor to any additional payment in respect of holiday which, but for the termination of your employment, would have accrued.

10.5 At any time after notice (including summary notice) to terminate this agreement has been served or received by the Company, the Company may require you to:

10.5.1 resign (without any claim for compensation) from any offices and/or appointments which you hold as a director, nominee or representative of the Company or any Group Company; and/or

10.5.2 transfer, without payment, to the Company (or as the Company may direct) any qualifying shares or nominee shareholdings provided to you by or held by you in or on behalf of any Group Company; and/or

10.5.3 return to the Company on request any documents, computer disks and tapes and other tangible items in your possession or under your control which belong to the Company or which contain or refer to any Confidential Information; and/or

10.5.4 delete all Confidential Information from any computer disks, tapes or other re-usable material in your possession or under your control and destroy all other documents and tangible items in your possession or under your control which contain or refer to any Confidential Information.

10.6 At any time after notice to terminate this agreement has been served or received by the Company, the Company may elect to suspend you from the performance of all or any of your duties under this agreement and, after doing so:

10.6.1 appoint a replacement to hold the same or similar job title as you and/or to carry out all or any of your duties instead of you; and/or

10.6.2 exclude you from all or any premises of the Group; and/or

10.6.3 require you not, without the prior consent of the Board, to engage in any contact (whether or not at your own instance) with any customer, supplier, employee, director, officer or agent of any company in the Group which concerns any of the business affairs of the Group; and/or

10.6.4 announce to employees, suppliers and customers that you have ceased or will cease to be employed by the Company.

10.7 If you fail to comply with clauses 10.5.1 and/or 10.5.2 within seven days of being so required, the Company is hereby irrevocably authorised to appoint some person in your name and on your behalf to sign any document or do any thing necessary or requisite to effect such resignation(s) and/or transfer(s) (without prejudice to any claims which you may have against the Company arising out of this agreement or its termination).

10.8 If your employment by the Company is terminated in connection with any reconstruction or amalgamation of the Company (whether by winding up or otherwise) or sale of the Company's undertaking or assets where the Transfer of Undertakings (Protection of Employment) Regulations 1981 do not apply and:

10.8.1 you receive an offer of employment with any company concerned with such reconstruction, amalgamation or sale; and

10.8.2 the offer is for employment of a similar nature (whether or not involving a change in status) and on terms generally no less favourable than those of your employment under this agreement;

then you shall have no claim against the Company in respect of the termination of your employment.

11. Intellectual property

11.1 In relation to each and every improvement, invention or discovery which relates either directly or indirectly to the business of the Company which you (jointly or alone) make at any time during your employment, you will:

11.1.1 promptly disclose full details, including any documents, drawings, models or other embodiments of the Company Invention to enable the Company to determine whether or not, applying the provisions of section 39 of the Patents Act 1977, it is the property of the Company (a "Company Invention");

11.1.2 hold any Company Invention in trust for the Company and, at its request and expense, do all things necessary or desirable to enable the Company or its nominee to exploit the Company Invention for commercial purposes and to secure patent or other appropriate forms of protection for it anywhere in the world. Decisions as to the patenting and exploitation of any Company Invention are at the sole discretion of the Company.

11.2 In relation to each and every copyright work, database or design which relates either directly or indirectly to the business of the Company (a "Company Work") which you (jointly or alone) originate, conceive, write or make at any time during the period of your employment:

11.2.1 you will promptly disclose such Company Work to the Company. Company Works made wholly outside your normal working hours which are wholly unconnected with your employment are excluded from the ambit of clause 11.2, including any documents, drawings, models or other embodiments of the Company Work;

11.2.2 to the extent that you own or will own such rights you hereby assign to the Company by way of future assignment all copyright, database rights, design rights and other proprietary rights (if any) throughout the world in Company Works including the right to register, at the Company's absolute discretion, any rights in Company Works;

11.2.3 you hereby irrevocably and unconditionally waive in favour of the Company any and all moral rights conferred on you by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 in relation to any such Company Works.

11.3 You agree that (at the request and expense of the Company) you will do all things necessary or desirable to substantiate the rights of the Company to each and every Company Invention or Company Work and that you will permit the Company (whom you hereby irrevocably appoint as your attorney for this purpose) to execute documents, to use your name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of each and every Company Invention or Company Work. A certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority hereby conferred will be conclusive evidence to that effect so far as any third party is concerned.

12. Restrictive covenants

12.1 You accept that the restrictions in clause 12 are in the interests of the parties and afford reasonable protection to legitimate business interests of the Company.

12.2 For the period of 12 months after the termination of your employment under this agreement, you will not directly or indirectly:

12.2.1 serve as a director, employee or consultant of any business carried on within the Restricted Area wholly or partly in competition with any Restricted Business (save for the holding as a passive investor only of not more than 5% of the issued ordinary shares of any company of a class which are

listed or traded on the London Stock Exchange, any other recognised stock exchange);

12.2.2 solicit or seek in any capacity whatsoever, any business, orders or custom which is similar to or in competition with any Restricted Business from any Customer;

12.2.3 accept in any capacity whatsoever, any business, orders or custom which is similar to or in competition with any Restricted Business from any Customer;

12.2.4 induce or attempt to persuade any Employee to leave employment or engagement by the Company or offer employment or engagement to any Employee with a view to the specific knowledge or skills of such person being used by or for the benefit of any person carrying on business which is similar to or in competition with the Restricted Business.

12.3 If the Company exercises its right to suspend your powers and duties under clause 10.6, the periods referred to in clause 12.2 shall be reduced by one day for every day during which such suspension has taken effect.

12.4 You will not at any time after the termination of your employment under this agreement, directly or indirectly:

12.4.1 disclose or make use of any Confidential Information; or

12.4.2 represent yourself or permit yourself to be held out as having any connection with or interest in the Company.

12.5 Since you may obtain in the course of your employment by reason of services rendered or offices held in any Group Company (not being the Company) knowledge of the trade secrets, designs, design improvements, know-how, business information, methods, lists, clients or other confidential information of such Group Company you agree that any reference to the Company in clause 12 shall be deemed to include any Group Company and/or to apply to it or them as if the words were repeated by reference to such company and you will at the request and cost of the Company enter into a direct agreement or undertaking with any such other Group Company whereby you will accept restrictions and provisions corresponding to the restrictions and provisions contained in clause 12 (or such of them as may be determined by the Company as appropriate in the circumstances) in relation to such products, services and such area and for such period as such other Group Company may reasonably require for the protection of its legitimate interests.

12.6 For the purposes of the restrictions set out in clause 12 the expression the "Company" shall include any former owner or transferor of a business acquired by the Company you have been

employed by and in respect of which your service is included for the purposes of calculating continuous employment with the Company.

12.7 Each restriction in clause 12 (whether drafted separately or together with another) is independent and severable from the other restrictions and enforceable accordingly. If any restriction is unenforceable for any reason but would be enforceable if part of the wording were deleted, it will apply with such deletions as may be necessary to make it valid and enforceable.

12.8 The Company may transfer or assign its rights under this clause 12 to its successors in title. You may not transfer or assign any rights or obligations under this clause 12.

12.9 If, during your employment or the period in which any of the restrictions in this clause operate after the termination of your employment, any third party makes you an offer of employment or a contract for services or any other contract which would or might involve you being in breach of any of the said restrictions, you shall promptly, and before accepting any such offer, bring the terms of this agreement to that third party's attention.

13. Interpretation

13.1 References in this agreement to:

13.1.1 a person include a body corporate and an unincorporated association of persons and references to a company include any body corporate;

13.1.2 a statutory provision includes any statutory modification or re-enactment of it for the time being in force and all subordinate legislation made under it;

13.1.3 sub-clauses, clauses, parties and schedules are unless otherwise specified, to sub-clauses, clauses, parties and schedules of this agreement.

13.2 The headings to the clauses are for convenience only and shall not affect the construction or interpretation of this agreement.

13.3 In this agreement:

"BOARD" means the board of directors of the Company and includes any committee of such board duly authorised to act on its behalf;

"CONFIDENTIAL INFORMATION" means all and any information (whether or not recorded in documentary form or on computer disk or tape) of the Company, any Group Company or any of its or their customers, suppliers or agents which the Company or the relevant Group Company regards as confidential and which may include, but

is not limited to, technical, financial and business information or in respect of which it owes an obligation of confidentiality to a third party which is not part of your own stock in trade and which is not readily ascertainable to persons not connected with the Company either at all or without a significant expenditure of labour, skill or money;

"CUSTOMER" means any person with whom you or anyone working under your supervision or control deals personally who, at the termination of your employment, is negotiating with the Company or any Group Company for Restricted Business or with whom the Company or any Group Company has conducted any Restricted Business at any time during the final 12 months of your employment with the Group.

"EMPLOYEE" means any person who is and was during the final 12 months of your employment with the Group an employee of the Company or a Group Company working in a senior management, senior technical or senior sales position or above and with whom you had material dealings;

"GROUP COMPANY" means together the Company, its holding company if any, and every company which is for the time being a subsidiary of the Company or such holding company and expressions "subsidiary" and "holding company" bear the same meanings in this agreement as they respectively bear in the Companies Act 1985;

"GROUP" means the Company and each Group Company;

"REMUNERATION COMMITTEE" means the committee of the board of directors of Cobham plc from time to time authorised to determine matters relating to executive remuneration within the Group;

"RESTRICTED AREA" means the United Kingdom and any other country in which the Company or any Group Company carries on or intends to carry on any Restricted Business as at the termination of your employment;

"RESTRICTED BUSINESS" means flight operations, aviation services, aviation engineering and all or any other commercial activities carried on or to be carried on by the Company or any Group Company in which you worked or about which you knew Confidential Information to a material extent at any time during the final two years of your employment with the Group.

14. General

14.1 For the purposes of the Data Protection Act 1998 you consent to the processing of all or any personal data (in manual, electronic or any other form) relevant to your employment, by the Company and/or any Group Company and/or any agent or third party nominated by the Company and bound by a duty of confidentiality. Processing includes but is not limited to obtaining, recording, using and holding data and includes the transfer of data to any country either inside or outside the EEA.

14.2 You are not subject to any particular disciplinary rules or procedures but should conduct yourself in a thoroughly professional manner at all times. In order to investigate a complaint of breach of contract or misconduct against you, the Company is entitled to suspend you on full pay for so long as the Board considers appropriate in all the circumstances to carry out a disciplinary investigation and/or hearing. While the suspension continues, the Company will pay your Salary and provide you with the other benefits set out in this agreement. During the period of suspension the Company will not be obliged to provide you with work and may require you to comply with such conditions as the Company may specify in relation to attending at or remaining away from the places of business of the Company or Group Companies.

14.3 If you have a grievance relating to your employment (other than one relating to a disciplinary decision), you should refer that grievance to the Board of Cobham plc whose decision will be final and binding on you.

14.4 This agreement is in substitution for any representations and warranties made by or on behalf of the Company and any previous contracts of employment or for services between you and the Company or any Group Company (which are deemed to have been terminated by mutual consent).

14.5 The termination of this agreement will not affect such of the provisions of this agreement as are expressed to operate or to have effect after termination and will be without prejudice to any accrued rights or remedies of the parties.

14.6 The validity, construction and performance of this agreement is governed by English law.

14.7 All disputes, claims or proceedings between the parties relating to the validity, construction or performance of this agreement are subject to the non-exclusive jurisdiction of the High Court of Justice in England and Wales (the "High Court") to which the parties irrevocably submit. Each party irrevocably consents to the award or grant of any relief in any such proceedings before the High Court

and either party is entitled to take proceedings in any other jurisdiction to enforce a judgment or order of the High Court.

14.8 Nothing in this agreement is intended to confer on any person any right to enforce any term of this agreement which that person would not have had but for the Contracts (Rights of Third Parties) Act 1999.

14.9 Any notice to be given by a party under this agreement must be in writing in the English language and must be delivered by hand or sent by first class post or equivalent postal service, telex, facsimile transmission or other means of telecommunication in permanent written form (provided that the addressee has his or its own facilities for receiving such transmission) to the last known postal address or appropriate telecommunication number of the other party. Where notice is given by any of the prescribed means, it is deemed to be received when, in the ordinary course of that means of transmission, it would be received by the addressee. To prove the giving of a notice, it is sufficient to show that it has been despatched. A notice has effect from the sooner of its actual or deemed receipt by the addressee.

14.10 This agreement may be executed in more than one document or counterpart each in like form, all of which taken together shall constitute one document, and either party may execute this agreement by signing any more or more of such documents or counterparts.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS DOCUMENT AS A DEED ON THE DATE FIRST BEFORE WRITTEN:

Executed by ____________ (Director))
and ____________ (Director/~~Secretary~~)) ____________
for and on behalf of Cobham plc []) ____________

Executed by ____________)
in the presence of: ____________)
Signature: ____________
Name: CAROLE WILSON
Address: 60 HINTON WOOD AVE
HIGHCLIFFE DORSET
Occupation: PERSONAL ASST.

RECEIVED
2005 NOV -8 P 2:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COBHAM PLC

and

J W EDINGTON

LETTERS OF APPOINTMENT




Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

J W Edington's salary as at 26.04.05 is £25,000.

With compliments



Cobham plc
Brook Road Wimborne
Dorset England BH21 2BJ
Telephone +44 (0) 1202 882020
Fax +44 (0) 1202 840523

Direct Lines:
Tel: +44 (0) 1202 857448 / 857449
Fax: +44 (0) 1202 842115

E-mail: gordon.page@cobham.com

Chairman:
G.F.Page CBE MA FRAeS

Our Ref: gfp/jl

6 September 2002

J W Edington Esq
Sinaloa
18 South Park Drive
Gerrards Cross
Bucks
SL9 8JH

Dear Jeff,

Non-Executive Directorship

Thank you very much for your verbal agreement to continue as a non executive director of the group for a further three year period. I have talked to other Board members and everyone is happy for me to make you a formal offer and that it is in the best interest of the group that I should do so.

I should therefore like to invite you, formally, to accept a new three year term commencing 1 October 2002 and expiring on 30 September 2005 on the same terms as your existing agreement. . I feel I should also mention that, at the end of this new term, you will have completed nine years of service and, under current corporate governance guidelines, any further extension would give rise to "independence" concerns. However, that is still some way off.

I have agreed with Allan Cook that the level of executive directors' fees, last increased with effect from 1 January 2002, will be reviewed in the early part of 2003, giving due attention to the increasing burden of committee work and responsibility as well as the overall Board function.

I should be grateful if you could signify your acceptance of this offer by signing and returning the duplicate copy of this letter.

With best wishes.

Yours aye,

Gordon

Signed: J.W. Edington

Date: 28.09.02

p:\gfp\let\2002\124.doc



Cobham plc

Brook Road Wimborne
Dorset England BH21 2BJ
Telephone +44 (0) 1202 882020
Fax +44 (0) 1202 840523

Direct Lines:
Tel: +44 (0) 1202 857464/857585
Fax: +44 (0) 1202 888571

Chairman:
Sir Michael Knight KCB AFC FRAeS

Dr J W Edington PhD FEng
Sinaloa
South Park Drive
Gerrards Cross
Buckinghamshire SL9 8JH

8th March 2000

I refer to our conversation regarding the proposed extension to the duration of your directorship with the company.

As you know, your initial appointment was for the period of three years and this expired on 1st October 1999. Having considered the position with my colleagues, I would like to propose that the duration of your directorship be extended by a further three-year period expiring on 1st October 2002. The other terms set out in the appointment letter of 12th August 1996 would continue to apply other than the level of your fee – which has, of course, been increased.

If this proposal is acceptable to you, I should be grateful if you would sign, date and return the enclosed duplicate.

Yours sincerely
For Cobham plc

Michael Knight
Chairman

I hereby confirm my agreement with the foregoing:

Signed: [signature]

Dated: 17/3/00

WORK
TEL: 0171 - 735 - 7654
FAX: 0171 - 587 - 3796
DIR TEL: 0171 - 820 - 7361

PERSONAL AND IN CONFIDENCE

Dr J W Edington PhD FEng
Executive Director, Technology
British Steel plc
9 Albert Embankment
London SE1 7SN

12 August 1996

My colleagues and I are delighted that you have accepted my invitation to join the Cobham Main Board, once you have completed the formalities with British Steel. In practice, I believe that the first of our Board meetings which you might be able to attend would not be before Wednesday 27 November up at Redditch (Hymatic Engineering). However, as that will probably be preceded by a Strategy Meeting the previous afternoon, it might be a very useful one for your 'baptism'. More of that when things have moved on a little at your end. In any case, I hope that you and your wife will be able to join us for lunch at Farnborough on Saturday 7 September; and I have written to you separately on that.

Back to the basics of your appointment to the Cobham Board, and something on our *modus operandi*. Once we have the go-ahead from you, I would intend formally to propose your appointment in the course of our next (2 October) Board meeting. As you will know, such appointment has also to be ratified by our shareholders - as, of course, does any subsequent reappointment: however, should not cause us too much concern. For the record, unless circumstances cause us to hold an Extraordinary General Meeting (for whatever reason) our AGM normally takes place in late June; and it is then that we would seek the formal ratification. Subject to this, your initial appointment will be for three years, which may be renewed for a further period or periods if that is mutually agreed. The only caveat is the requirement that you retire from the Board at the Company's Annual General Meeting which follows your seventieth birthday - some way off in your case!

The non-executive fee is currently £13,000 per annum, payable quarterly in arrears and reviewed annually. There is an additional £1,500 pa payable to the Chairmen (only) of our Audit and Remuneration Committees - on both of which I would like you to join your non-executive Board colleagues. A motor mileage allowance of 31p per mile is currently payable on Company business; and reasonable expenses are also refundable.

For obvious reasons, we have a rule that no directorships in other companies in the aerospace/defence sector will be permitted without the Board's prior approval. In your case, that potential problem has already been cleared. The Company also decrees that no compensation be paid for loss of office as a non-executive director.

As to meetings: I attach a copy of our schedule of Board, Audit and Remuneration Committee meetings for 1996. You will see that a majority of the meetings take place here at Wimborne, but that we plan a number at our major UK sites. The schedule is revised and reissued by December each year; and the commitments of all members are taken as fully as possible into account in drawing up that schedule. The formal commitment to the Board is of the order of some 12-14 days annually; but we encourage our non-executives to visit the Company's various sites and to join us, as possible, at such events as Farnborough, our annual Reception etc.

I am passing a copy of this letter to John Pope, our Company Secretary, who will be writing to you in due course with regard to certain other formalities relating to your appointment.

Having dealt with the formal matters, let me say again how delighted I am that you have agreed to join the Board. I am sure that you will be able to make a very real contribution to our work; and that you will find us congenial - and very positive - company. If, as things progress, you have any questions on detail, either John Pope or my Executive Assistant, Diana Fuller (respectively on extensions 2552 or 2585 here at Wimborne) will be able to help you.

Michael Knight
Chairman

b.c. Mr J M Pope

RECEIVED

2005 NOV -8 P 2 07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COBHAM PLC

and

P HOOLEY

LETTER OF APPOINTMENT





Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

P Hooley's salary as at 26.04.05 is £30,000.

With compliments



Cobham plc
Brook Road Wimborne
Dorset England BH21 2BJ
Telephone +44 (0) 1202 882020
Fax +44 (0) 1202 840523

Direct Lines:
Tel: +44 (0) 1202 857448 / 857449
Fax: +44 (0) 1202 842115

E-mail: gordon.page@cobham.com

Chairman:
G.F.Page CBE MA FRAeS

STRICTLY PRIVATE & CONFIDENTIAL

10th May 2002

P Hooley Esq
Smith & Nephew plc
15 Adam Street
London
WC2N 6LA

Dear Peter,

I am pleased to confirm that the board of Cobham plc has approved your appointment as a non-executive director on the terms set out in this letter.

1. Subject to the provisions of the articles of association and the Companies Act, your appointment as a non-executive director will be from the close of the company's forthcoming annual general meeting (which is scheduled to take place on 12th June 2002) and will continue for a three year term until 12th June 2005. It will be necessary under the articles of association for you to stand for election at the 2003 annual general meeting (currently scheduled to be held on 11th June 2003).

2. Your term of appointment may be extended for a further term if you and the board agree, subject to the provisions of the Companies Act and the articles of association. If, however, the other members of the board should request your resignation at any time, you will be required to resign forthwith from the board.

3. Apart from the membership of the board, you will also be invited to sit on the audit, remuneration and nomination committees.

4. The board normally meets on at least eight occasions each year. Subject to business requirements, the audit committee normally meets on three occasions (in March, September and November) and the remuneration committee normally meets on two occasions (in March and November). The meetings of the nomination committee are held on an

ad hoc basis. Details of the meetings currently scheduled for 2002 and 2003 are attached. Meetings are generally held at Wimborne.

5. The fee for your service as a non-executive director will be £20,000 per annum. Your fees will be paid to your employer monthly in arrears, subject to receipt of a duly completed invoice. Your fees may be increased if a committee of executive directors so decides.

6. The company will reimburse you for all reasonable travelling, hotel and other expenses properly incurred by you in attending and returning from meetings of the company or otherwise in connection with the business of the company.

7. Your appointment is not pensionable and you will not be eligible to participate in any of the company's share schemes.

8. In the event that you cease for any reason to be a director of the company, you will be entitled to fees for the period up to the date of such cessation, but you will not be entitled to any further payment or compensation in respect of any unexpired period of the three year term referred to in paragraph 1 above or any extended period beyond that date.

9. You are entitled to coverage under the company's directors and officers liability insurance policy from time to time in force. Currently the aggregate indemnity limit is £10m.

10. You may not disclose the confidential information of the group (other than pursuant to the proper conduct of your duties to the company or as agreed by the board), whether during or after the termination of your appointment.

11. The board has adopted a code for securities transactions which is based upon the UK Listing Authority's model code. A copy of the code is attached and you are required to comply with its provisions and those of any replacement code.

12. You may not accept any appointment as a director of any company in the aerospace and defence sector without the board's prior approval.

13. The terms and conditions of your appointment as non-executive director of Cobham plc do not constitute a service contract in accordance with section 318(1) of the Companies Act 1985.

14. There are no details applicable to you which must be disclosed pursuant to paragraphs 6.F.2(b) to (g) inclusive of the UK Listing Authority's Listing Rules.

I should be grateful if you would confirm your acceptance to these terms and conditions of appointment by signing the duplicate letter and returning it to me at your earliest convenience.

Finally, I am passing a copy of this letter to John Pope, our company secretary, who will be writing to you shortly with regard to certain matters relating to your appointment.

Yours sincerely

Gordon

G F Page

I confirm my acceptance to the terms and conditions set out above.

P. Hooley

P Hooley

Date: 13 May 2012.

Copy

THIS AGREEMENT is made the [illegible] day of [illegible] Two thousand and one **BETWEEN** (1) COBHAM PLC (registered number 30470 whose registered office is at Brook Road, Wimborne, Dorset BH21 2BJ ("the Company") and (2) ALLAN EDWARD COOK of 154 Golf Links Road, Ferndown, Dorset BH22 8DA ("the Executive").

IT IS HEREBY AGREED:-

TERM

1. (a) **SUBJECT** to earlier termination as hereinafter provided the Company shall employ the Executive and the Executive shall serve the Company in the capacity of Deputy Chief Executive. The appointment commenced on 1st January 2001 and shall continue until terminated by not less than twenty-four calendar months' prior notice given by either party to the other if given on or before 31st December 2001 and after then by not less than twelve calendar months' prior notice given by either party to the other. The Company shall have the right in its entire discretion to pay salary in lieu of notice.

(b) **IN** the event of either party giving notice to the other to terminate this Agreement the Company shall have the right exercisable in its sole discretion at any time during the notice period and for all or any part thereof to:-

(i) instruct the Executive not to attend his place of work; and

(ii) to relieve the Executive of all his operational/functional duties and responsibilities under this Agreement; and

(iii) to require the Executive to resign forthwith as a director of the Company and to resign any other directorships that he may hold in any Associated Company

and the Executive shall forthwith do all such things as shall be required to give effect thereto and forthwith upon request return all documents or other materials containing confidential information of or

belonging to the Company subject only to the Company continuing to pay the Executive his salary and to provide all benefits under the Agreement including any pension benefits.

DUTIES

2. **DURING** his employment hereunder the Executive shall:-

(a) diligently perform the duties and exercise the powers and functions which from time to time may be assigned to or vested in him by the Board whether relating to the Company or to any Associated Company;

(b) during working hours (as defined in sub-clause 18(b)) devote the whole of his time, attention and ability to his duties hereunder at such place or places within the United Kingdom or overseas as the Board shall from time to time determine;

(c) comply with all reasonable requests instructions and regulations made by the Board (or by anyone authorised by them) and give to the Board or such person such explanations information and assistance as may reasonably be required;

(d) abide by the memorandum and articles of association of the company and, where relevant, of any Associated Company;

(e) well and faithfully serve the Company to the best of his ability and use his best endeavours to promote the interests of the Company and the Associated Companies;

(f) not without the written consent of the Board directly or indirectly be engaged, concerned or interested in any other business whatsoever whether as principal, partner, director, employee, consultant, investor or otherwise **PROVIDED THAT** the Executive may hold for investment purposes only any units of an authorised unit trust and up to five per cent (5%) of the issued securities of any class in any company whose shares are listed on a Recognised Investment





Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

A E Cook's salary as at 26.04.05 is £440,000.

With compliments

Exchange or in respect of which dealing takes place in the Alternative Investment Market of the London Stock Exchange Limited;

(g) not (and shall procure that his wife and infant children, if any, shall not) deal or become or cease to be interested (within the meaning contained in Schedule 13 of the Companies Act 1985) in any securities of Cobham plc except in accordance with Cobham plc's Code of for Securities Transactions from time to time in relation to such transactions.

REMUNERATION

3. (a) BY way of remuneration for his services hereunder the Company shall pay to the Executive a salary at the rate of three hundred thousand pounds (£300,000) per annum (which shall be deemed to accrue from day to day) payable in arrears by equal monthly instalments on the last working day of each month such salary being inclusive of any fees to which the Executive may be entitled as a director of the Company or of any Associated Company.

(b) THE Executive's salary shall be reviewed by the Remuneration Committee from time to time and the rate thereof may be increased with effect from any such review date.

(c) IN addition there shall be payable to the Executive such additional salary (if any) by way of bonus as the Remuneration Committee may in its absolute discretion approve.

PENSION AND INSURANCE BENEFITS/EMPLOYEE SHARE SCHEMES

4. (a) THE Executive shall be entitled to be and remain a member of the Cobham Executive Pension Plan subject to the terms of its deed and rules from time to time.

(b) THE Executive shall be entitled to receive at the Company's expense

private medical expenses insurance for himself, his spouse and any children under twenty-one years in accordance with arrangements made between Cobham plc and BUPA or other reputable insurer from time to time.

(c) **THE** Executive shall be entitled to participate in the Cobham Share Incentive Scheme and the Cobham Savings Related Share Option Scheme subject at all times to the rules from time to time in force governing such schemes and without prejudice to the right of Cobham plc to terminate the said schemes in accordance with such rules.

(d) **THE** Executive shall be entitled to participate at the Company's expense in the permanent health insurance arrangements made from time to time between Cobham plc and Sun Life of Canada or other reputable insurer.

(e) **THE** Executive shall also be entitled to participate in a funded unapproved retirement benefit scheme in accordance with arrangements established from time to time by Cobham plc.

(f) **THE** Executive is eligible to participate in the Cobham Long-Term Incentive Plan in accordance with the rules from time to time applicable thereto.

EXPENSES

5. **THE** Company shall reimburse to the Executive all travelling, hotel, entertainment and other expenses reasonably incurred by him in the proper performance of his duties hereunder **PROVIDED THAT** on request the Executive shall provide the Company with such vouchers or other evidence of actual payment of such expenses as the Company may reasonably require.

MOTOR CAR

6. (a) THE Company shall provide the Executive with Company car subject to the provisions of its company car policy from time to time in force.

(b) THE Executive shall always comply with all regulations laid down by the Company from time to time with respect to company cars and on the termination of his employment for whatever reason, and whether lawfully or unlawfully, he shall forthwith return his company car to the Company at such place as may be nominated by the Board.

HOLIDAYS AND HOLIDAY PAY

7. (a) IN addition to the normal bank and public holidays the Executive shall be entitled to twenty five working days paid holiday during each calendar year to be taken at such time or times as may be agreed with the Board. The Executive may not without the consent of the Board carry forward any unused part of his holiday entitlement to a subsequent calendar year.

(b) FOR the calendar year during which the Executive's employment hereunder commences or terminates the Executive shall be entitled to such proportion of his annual holiday entitlement as the period of his employment during such year shall bear to a whole calendar year. Upon termination of the Executive's employment for whatever reason the Executive shall, as appropriate, either be entitled to salary in lieu of any outstanding holiday entitlement or may be required to repay to the Company any salary received in respect of holiday taken in excess of his actual entitlement.

SICKNESS/INCAPACITY

8. (a) IF the Executive shall be prevented by illness, accident or other

incapacity from properly performing his duties hereunder he shall report this fact forthwith to the Company's personnel office and if the Executive is so prevented for seven or more consecutive days he shall forthwith provide a medical practitioner's statement and weekly thereafter until he returns to work. Immediately following the Executive's return to work after a period of absence the Executive shall complete a self-certification form detailing the reason for such absence.

(b) **SUBJECT** to the provisos hereto, if the Executive shall be so incapacitated and so certified he shall be paid his full salary until this Agreement is terminated in accordance with sub-clause 15(d) (but without prejudice to the Company's right to terminate for any other reason) PROVIDED THAT such remuneration shall be inclusive of any statutory sick pay to which the Executive is entitled under the provisions of the Social Security Contributions and Benefits Act 1992 but any social security sickness benefit or other state benefits recoverable by the Executive may be deducted at the discretion of the Board PROVIDED FURTHER THAT salary payable by the Company pursuant to this sub-clause shall be reduced to the extent that the Executive is entitled to receive and does receive disability benefit pursuant to the arrangements referred to in sub-clause 4(d) or any substituted arrangements.

(c) **FOR** statutory sick pay purposes the Executive's qualifying days shall be his normal working days.

CONFIDENTIAL INFORMATION

9. **THE** Executive shall not during his employment hereunder (save in the proper course thereof) or at any time after its termination for any reason whatsoever and whether or not the Company shall have been in breach of any of its obligations hereunder disclose to any person or persons whatsoever or

otherwise make use of any confidential or secret information which he has or may in the course of his employment hereunder become possessed relating to the business affairs of the Company and/or the Associated Companies including without limiting the generality of the foregoing confidential or secret information relating to its or their ideas, business methods, finances, business, financial, marketing development or manpower plans, customer lists or details, computer systems and software, know-how or trade secrets or other matters connected with the products or services manufactured, marketed, provided or obtained by the Company and the Associated Companies and information concerning their relationships with actual or potential clients or customers and the needs and requirements of such persons all of which is vital to the success of the Company and the Associated Companies. Such information is hereinafter called "Confidential Information".

INVENTIONS

10. (a) THE Executive shall promptly disclose to the Company:-

(i) all improvements inventions and discoveries whether the same shall be patentable or not made by the Executive (either alone or with any other person) relating directly or indirectly to the business of the Company or of the Associated Companies or which may in the opinion of the Company be capable of being used or adapted for use therein or in connection therewith; and

(ii) all applications for Patents and all Patents filed or granted disclosing inventions made by the Executive in whole or in part during the period of his employment by the Company and whether made during or outside the course of the Executive's normal duties as an employee of the Company and whether or not relating to the business of the Company or of any Associated Company.

(b) **IF** during his employment by the Company the Executive shall at any time either alone or with any other person or persons make any improvement, invention or discovery whether the same shall be patentable or not which should be taken to belong to the Company or to any Associated Company by virtue of the provisions of Section 39 of the Patents Act 1977 the Executive shall consider himself in relation thereto as a trustee for the Company and will:

(i) not without the written consent of the Company apply for Letters Patent or similar protection either in the United Kingdom or any other part of the world in respect of any such improvement invention or discovery;

(ii) if and whenever required by the Company sign all such documents and do all such things as may be necessary or desirable for the purposes of obtaining Letters Patent or similar protection for any such improvement invention or discovery in the United Kingdom or in any other part of the world and for vesting such Letters Patent or similar protection in the Company absolutely as sole beneficial owner or as the Company may direct;

(iii) if and whenever required by the Company apply as nominee of the Company or jointly with the Company for Letters Patent or similar protection for any such improvement invention or discovery in the United Kingdom or in any other parts of the world and sign all such documents and do all such things as may be necessary or desirable for the purposes of obtaining Letters Patent or similar protection and vesting the same in the Company absolutely as sole beneficial owner or as the Company may direct.

(c) **DECISIONS** as to the patenting and exploitation of any such improvement invention or discovery as is referred to in sub-clause (b)

above shall be in the sole discretion of the Company.

(d) THE Executive hereby irrevocably appoints the Company to be his attorney or agent in his name and on his behalf to execute sign and do all such instruments or things and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this clause and with respect to any third party a certificate in writing signed by any Director or the Company Secretary that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

(e) THE Company will pay all expenses in connection with any application for Letters Patent made by the Executive as nominee for or jointly with the Company pursuant to the provisions of this clause and will indemnify the Executive in respect of all liabilities in connection with or arising from such applications for Letters Patent when granted.

COPYRIGHT AND REGISTERED DESIGNS

11. (a) IF during his employment hereunder the Executive shall at any time during the course of the Executive's normal duties or other duties specifically assigned to him (whether or not during normal working hours) either alone or in conjunction with any other person originate any design (whether registrable or not) or other work in which copyright or design right may subsist the Executive shall forthwith disclose the same to the Company and shall (subject to the effect of sub-clause (b) below) regard himself in relation thereto as a trustee for the Company.

(b) THE Executive hereby assigns to the Company by way of future assignment of copyright and design right the copyright, design right and other proprietary rights if any for the full term thereof throughout the world in respect of all copyright works written originated conceived

or made by the Executive (except only those copyright works written originated conceived or made by the Executive wholly outside his normal working hours hereunder and wholly unconnected with his service hereunder) during the period of his employment hereunder.

(c) **THE** Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on him by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 in respect of any work in which the copyright is vested in the Company whether by virtue of this clause or otherwise.

(d) **THE** Executive agrees and undertakes that he will execute such deeds or documents and do all such acts and things as may be necessary or desirable to substantiate the rights of the Company in respect of the matters referred to in sub-clause (b) and (c) above.

PREVENTION OF UNFAIR COMPETITION

12. (a) **THE** Executive acknowledges that his employment has and will require that he has access to and an intimate knowledge of the Confidential Information and customers and suppliers of the Company and/or any Associated Company and the Executive further acknowledges that the disclosure of any Confidential Information to actual or potential competitors of the Company and/or any Associated Company would place it or them at a serious competitive disadvantage and would do serious damage (financial or otherwise) to its or their business and that if on leaving the employment of the Company the Executive was to establish his own competing business or join one as a partner or was to be employed or engaged in any executive, managerial, technical or consultative capacity by any actual or potential competitor of the Company it would cause immeasurable harm to the Company.

(b) **ACCORDINGLY**, but without prejudice to any other duty whether

express or implied by law or Equity, the Executive undertakes that following the termination of his obligation to serve the Company (and whether or not the Company shall have been in breach of this Agreement whether repudiatory or otherwise) he will NOT:-

(i) for twelve months thereafter be engaged on his own account or as a partner or in any executive, managerial, technical or consultative capacity in any business concern (of whatever kind) which is or shall be in competition with any of the Businesses in the United Kingdom and/or any other country in which the Businesses are carried on at the date of the termination of this Agreement;

(ii) for twelve months thereafter either on his own behalf or on behalf of any other person or persons in competition with the Business or any of them canvass solicit or approach or cause to be canvassed or solicited or approached for orders or deal with any person or persons who at the date of the termination hereof was negotiating with the Company or any Associated Company for the supply of service or goods or within the final two years of the Executive's employment was a client or customer of the Company or any Associated Company with whom the Executive or any subordinate of his had dealt;

(iii) for twelve months thereafter solicit or entice or endeavour to solicit or entice away from the Company or any Associated Company or employ any person employed by the Company or any Associated Company in an executive managerial technical sales or consultative capacity at the date of the termination of the Executive's employment;

PROVIDED THAT whilst the restrictions in (i) - (iii) of this sub-clause are considered by the parties to be reasonable in all the circumstances as at the date hereof it is acknowledged that

restrictions of such a nature may be invalid because of changing circumstances or other unforeseen reasons and accordingly it is hereby agreed and declared that if any one or more such restrictions shall be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company and/or its Associated Companies but would be valid if part of the wording thereof were deleted or the period thereof reduced or the range of activities or area covered thereby reduced in scope the said restrictions shall be deemed to apply with such modifications as may be necessary to make them valid and effective and any such modification shall not thereby affect the validity of any other restriction contained herein each such restriction being deemed entirely separate from the others.

(c) EACH restriction in sub-clause (b) above shall be deemed to be entirely separate from the others and any invalidity of one or more of those restrictions shall not affect the others.

(d) FOR the purpose of sub-clause (b) above "the Businesses" means the businesses of the Company and its Associated Companies with which the Executive was to a material extent concerned or responsible for during the final two years of his continuous employment by the Company.

TERMINATION BY RECONSTRUCTION OR AMALGAMATION

13. IF before the expiration of this Agreement the employment of the Executive hereunder shall be terminated by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction or as part of any arrangement for the amalgamation or transfer of the undertaking of the Company in which the Executive is employed not involving liquidation and the Executive shall be offered employment with the amalgamated or reconstructed company or transferee of the undertaking on terms generally not less favourable than the

terms of this Agreement the Executive shall have no claim against the Company in respect of the termination of his employment by the Company.

TERMINATION OF DIRECTORSHIP

14. IF during his employment hereunder the Executive shall cease (otherwise than by reason of death or resignation) to be a Director of the Company his employment hereunder shall continue as if it had been to the office of a manager of the Company.

TERMINATION ON THE HAPPENING OF CERTAIN EVENTS

15. (a) THE Company without prejudice to any remedy which it may have against the Executive for the breach or non-performance of any of the provisions of this Agreement may by notice to the Executive forthwith determine this Agreement if:-

 (i) he becomes prohibited by law from being a director; or

 (ii) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

 (iii) he resigns his office by notice to the Company; or

 (iv) he is convicted of any criminal offence punishable with a sentence of imprisonment of 6 months or more (whether or not he is so sentenced); or

 (v) he commits any serious breach or repeats or continues after written warning any other breach of his obligations hereunder; or

 (vi) he is guilty of any conduct which in the opinion of the Board brings him, the Company or any Associated Company into disrepute.

 (b) In order to investigate a complaint against the Executive of misconduct the Company is entitled to suspend the Executive on full

pay for so long as may be necessary to carry out a proper investigation and hold a disciplinary hearing.

(c) THIS Agreement shall automatically determine on the Executive's sixtieth birthday.

(d) THE Company shall be entitled to terminate this Agreement by giving six months' prior notice at any time while the Executive is prevented by illness or accident or other incapacity from performing his duties and has been so prevented for a period or periods aggregating six months in the preceding twelve months.

EXECUTIVE'S OBLIGATIONS UPON TERMINATION OF EMPLOYMENT

16. UPON the termination of his employment hereunder (for whatever reason and whether or not the Company shall have been in breach of any of its obligations hereunder) the Executive shall:-

(a) forthwith tender his resignation as a Director of the Company and of any Associated Company (without payment or agreement of compensation therefor) and the Executive hereby irrevocably appoints the Company Secretary for the time being to be his attorney in his name and on his behalf to sign any documents and do any things necessary or requisite to give effect thereto;

(b) deliver up to the Company all correspondence, drawings, documents and other papers and all other property belonging to the Company and its Associated Companies which may be in the Executive's possession or under his control (including such as may have been made or prepared by or have come into the possession or under the control of the Executive and relating in any way to the business or affairs of the Company or its Associated Companies or of any supplier agent distributor or customer of the Company or its Associated Companies) and the Executive shall not without the written consent of the Board retain any copies thereof;

(c) if so requested send to the Company Secretary a signed statement confirming that he has complied with sub-clause (b) hereof; and

(d) not at any time represent himself still to be connected with the Company or any Associated Company.

EFFECT OF TERMINATION OF THIS AGREEMENT

17. THE expiration or determination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as are expressed to operate or have effect thereafter and shall be without prejudice to any other accrued rights or remedies of the parties.

OTHER TERMS AND CONDITIONS

18. (a) THE provisions of the Company's standard terms and conditions of employment from time to time in force shall be terms of the Executive's employment hereunder except so far as inconsistent herewith.

(b) THE particulars required to be given to the Executive by Part 1 of the Employment Rights Act 1996 and which are not given elsewhere in this Agreement are set out below.

(i) The employment of the Executive by the Company began on 1st January 2001.

(ii) The Executive's continuous employment with the Company began on 1st January 2001.

(iii) The Executive's hours of work shall be the normal hours of work of the Company which are from 8.36am to 4.45pm monday to thursday inclusive and 8.36am to 3.45pm on friday together with such additional hours on those days or at weekends as may be necessary so as properly to fulfil his duties hereunder to the satisfaction of the Board.

(iv) If the Executive is dissatisfied with any disciplinary decision or if he has any grievance relating to his employment hereunder (not otherwise resolved by the Chairman of the Board) he should refer such disciplinary decision or grievance to the Board and the reference will be dealt with by discussion and decision of a Board Meeting.

(v) A Contracting-Out Certificate pursuant to the provisions of the Social Security Pensions Act 1975 is in force in respect of the Executive's employment hereunder.

PRIOR AGREEMENTS

19. THIS Agreement supersedes all previous agreements and arrangements (if any) relating to the employment of the Executive by the Company (which shall be deemed to have been terminated by mutual consent) and sets out the entire agreement of the parties in relation to the Executive's employment.

NOTICES

20. ANY notice to be given hereunder shall be in writing. Notice to the Executive shall be sufficiently served by being delivered personally to him or by being sent by registered post addressed to him at his usual or last known place of abode. Notice to the Company shall be sufficiently served by being delivered to the Company Secretary or by being sent by registered post to the registered office of the Company. Any notice if so posted shall be deemed served upon the third day following that on which it was posted.

DEFINITIONS

21. (a) IN this Agreement:-

(i) "Associated Company" means any company which is from time to time:-

(a) a holding company (as defined by section 736 of the Companies Act 1985) of the Company; or

(b) a subsidiary (as defined by Section 736 of the Companies Act 1985) of any such holding company of the Company; or

(c) a company having an ordinary share capital (as defined by Section 832 of the Income and Corporation Taxes Act 1988) of which not less than twenty-five per cent (25%) is beneficially owned by the Company its holding company or any of its subsidiaries applying the provisions of Section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership.

(ii) "the Board" means the Board of Directors of the Company from time to time.

(iii) "Cobham plc" means the company bearing that name (registered number 30470) and whose registered office is at Brook Road, aforesaid.

(iv) "Recognised Investment Exchange" means any body or persons which is a recognised investment exchange for the purposes of the Financial Services Act 1986.

(v) "Remuneration Committee" means the Remuneration Committee of Cobham plc from time to time.

(b) THE headings to the clauses are for convenience only.

(c) ANY reference to an Act of Parliament includes any statutory modification or re-enactment.

PROPER LAW AND JURISDICTION

22. **THE** validity construction and performance of this Agreement shall be governed by English law and all disputes concerning such matters shall be subject to the non-exclusive jurisdiction of the High Court of Justice in England and Wales to which the parties irrevocably submit.

IN WITNESS whereof the parties have executed this document as a Deed the day and year first above written.

THE COMMON SEAL OF)
COBHAM PLC)

LS

was hereunto affixed in)
the presence of:-)

Director

Director/Secretary

SIGNED by the said)
ALLAN EDWARD COOK)
in the presence of:)

A E COOK

A WESTON

STND/L/GEN/6.2/13425
08.06.01

RECEIVED
2005 NOV -8 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	14:50 07-Oct-05
Number	3858S

RNS Number:3858S
Cobham PLC
07 October 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

G F Page

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment - 225 - General PEP, 48 - SC PEP (97/98), 63 - SC PEP (95/96)

7) Number of shares/amount of stock acquired

336

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.5772

13) Date of transaction

3rd October 2005

14) Date company informed

6th October 2005

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....... 7th October 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Interim Results
Released	14:43 03-Oct-05
Number	1138S

Cobham plc

Interim results

The company's interim report has been sent to the UK Listing Authority's document viewing facility pursuant to LR 9.6.1R.

J M Pope
Company Secretary

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section



Company	Cobham PLC
TIDM	COB
Headline	Senior Appointments
Released	07:00 29-Sep-05
Number	9069R

RNS Number:9069R
Cobham PLC
29 September 2005

COBHAM PLC SENIOR APPOINTMENTS

Further to the announcement on Tuesday 13 September that Cobham has concluded a Strategic Review and is further strengthening Group functions, the following appointments have been made.

Martin Burgess has been appointed Group Director of Human Resources. Mr Burgess will join Cobham in November from Flowserve Corporation, where he is Vice President Human Resources.

Dr Peter Raby has been appointed Group Director of Strategy. Dr Raby will join Cobham in October from McKinsey and Company (London) where he is currently a partner with special responsibilities in the aerospace and defence sector.

Cobham also announces that Alex Hannam's term of office is to be extended. Mr Hannam, who is a main Board director and Group Managing Director Cobham Services, was due to retire in April 2006, but at the request of the Board has agreed to extend his employment for an initial period of twelve months.

Stephen Fitz-Gerald is appointed Managing Director of Cobham Flight Operations & Services reporting to Alex Hannam, Board director and Group Managing Director of Cobham Services.

The following divisional managing directors and presidents are appointed for the five technology divisions, all reporting directly to Allan Cook, Chief Executive:

- Cobham Defence Electronic Systems - David Gaggin is appointed President
- Cobham Antennas - Pat Matthews is appointed President
- Aerial Refuelling and Auxiliary Mission Equipment - Richard Tyson is appointed Managing Director
- Cobham Avionics and Surveillance - Charlie Stuff is appointed President
- Cobham Life Support - Kelly Coffield is appointed President

These appointments reflect the creation of a flatter management structure for Cobham and support the strategy of focusing on leading market positions, building capabilities and further driving operating performance.

NOTES TO THE EDITOR
Cobham plc designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets, and operates, maintains and modifies aircraft, particularly in relation to special mission flight operations.

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020
Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

Weber Shandwick Square Mile
John Coles Telephone +44 (0) 207 067 0702

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

RNS Number:6309R
Cobham PLC
22 September 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

W G Tucker

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse of director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs K V Tucker

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purcahse of shares.

7) Number of shares/amount of stock acquired

3,215

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.54

13) Date of transaction

21st September 2005

14) Date company informed

21st September 2005

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 22nd September 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RECEIVED
2005 NOV -8 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Directorate Change
Released	11:48 20-Sep-05
Number	4961R

RNS Number:4961R
Cobham PLC
20 September 2005

COBHAM PLC

Re Directorate

Cobham plc announces the appointment of Dr John Patterson as a non-executive director. The appointment will take effect on 1 November 2005.

Dr Patterson is Executive Director Development at AstraZeneca plc and has extensive operational and development experience. He has a broad knowledge of overseas operations and a range of related skills and experience which will complement those of existing board members.

Besides assuming the chairmanship of the remuneration committee, Dr Patterson will also be a member of the audit and nomination committees.

During the past five years, he has also held a directorship with Amersham plc. No other details are required to be disclosed pursuant to rule 9.6.13 of the listing rules.

Gordon Page, Chairman, said: "I am delighted that John has agreed to join the Board. His impressive range of skills and experience will be a very positive addition to those of other Board members".

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

15.15

RNS Number:2156R
Cobham PLC
13 September 2005

COBHAM PLC

PREFERENCE SHARE DIVIDEND

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 31st December 2005 at the rate of 3p per share. The dividend will be paid on 23rd December 2005 to shareholders on the register at the close of business on 11th November 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Dividend Declaration
Released	15:15 13-Sep-05
Number	2156R

RNS Number:2156R
Cobham PLC
13 September 2005

COBHAM PLC

PREFERENCE SHARE DIVIDEND

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 31st December 2005 at the rate of 3p per share. The dividend will be paid on 23rd December 2005 to shareholders on the register at the close of business on 11th November 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons *and countries specified therein should not be relied upon other than by such persons and/or outside the specified* countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Disposal
Released	08:59 13-Sep-05
Number	1838R

RNS Number:1838R
Cobham PLC
13 September 2005

13 September 2005

DISPOSAL OF COBHAM'S FLUID AND AIR DIVISION

Cobham plc ("Cobham") announces that it has agreed the disposal of the Fluid and Air division companies ("Fluid and Air" or the "business") to Eaton Corporation of the United States. The consideration of £150 million, on a debt and cash free basis, is payable in cash on completion, which is anticipated to take place in Q4 2005.

The disposal of Fluid and Air is structured as the sale of the entire share capital of FR-HiTEMP Limited in the United Kingdom, FR-HiTEMP Inc and Stanley Aviation Corporation (together with its wholly owned subsidiary) in the United States and Stanley Corporation Europe SAS in France. Completion is subject to regulatory approvals including anti-trust clearance in Germany and Austria.

The business designs and manufactures hydraulic and air distribution assemblies, composite struts and shafts, and fuel pumps and fuel components.

The disposal is in line with Cobham's strategy that its business portfolio should be focused on key markets and that additional emphasis should be placed on value-added technologies. Cobham intends to use the majority of the disposal proceeds to continue with its strategy of investing in higher growth specialist opportunities in the aerospace and defence markets including Air Refuelling and Auxiliary Mission Equipment where significant opportunities are being actively pursued. Cobham also intends to use approximately £25 million of the proceeds to contribute into the Cobham Pension Plan, an amount corresponding to the plan deficit attributable to FR-HiTEMP Limited employees. The disposal is expected to be slightly dilutive to earnings per share in 2006.

In the year to 31 December 2004, Fluid and Air generated sales of £114 million, profit before interest, tax, depreciation and amortisation of £14.0 million and profit before interest, tax and amortisation of £9.8 million. As at that date the business had gross assets of £130 million. The sale agreement contains certain customary warranties and indemnities. The transaction is also conditional upon there being no material adverse change in the business arising from a narrowly defined set of specific circumstances.

Commenting on the disposal Allan Cook, Cobham's Chief Executive, said:
"This disposal is in line with the Cobham's strategy going forward. We will continue actively to review our business portfolio to maximise growth opportunities and value to our shareholders."

Dresdner Kleinwort Wasserstein acted as financial adviser to Cobham with respect to the disposal.

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

Fluid and Air - Fluid and Air's operations are located at Titchfield, South Molton and Wimborne in the United Kingdom and in Denver and Burbank in the United States.

ENQUIRIES
Cobham plc Tel: +44 (0) 1202 882 020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Dresdner Kleinwort Wasserstein Tel: +44 (0) 20 7623 8000
Mark Hammond
Claude Herskovits

Weber Shandwick Square Mile Tel: +44 (0) 20 7067 0749
John Coles
Susan Ellis

Dresdner Kleinwort Wasserstein Limited ("Dresdner Kleinwort Wasserstein"), which is authorised and regulated by the Financial Services Authority, is acting for Cobham and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Cobham for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein, or for affording advice in relation to the contents of this announcement or any matters referred to herein. Dresdner Kleinwort Wasserstein has given and not withdrawn its written consent to the issue of this announcement with the inclusion of the reference to its name in the form and context in which it is included.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

Cobham Ref:

07-01



NEWS RELEASE

RECEIVED
2005 NOV -8 P 3:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2005 AND STRATEGIC REVIEW

Cobham plc, the aerospace and defence company, today announces strong first half results:

IFRS Basis	2005	Restated 2004	Change
Orders	**£697.4m**	£552.4m	+26.2%
Revenue	**£516.3m**	£459.8m	+12.3%
Underlying[1] operating margin	**14.4%**	14.2%	+0.2pts
Underlying profit before tax	**£69.6m**	£60.5m	+15.0%
Underlying earnings per share[2]	**4.41p**	3.85p	+14.5%
Basic earnings per share[2]	**3.37p**	3.81p	
Interim dividend[2]	**1.01p**	0.92p	+10%

[1] For definition of 'underlying' see Results below
[2] Restated to reflect the share sub-division of 11 July 2005

- Excellent growth in revenue, underlying operating profit and earnings per share
- Group margins maintained; H1 in line with expectations and reflecting the normal trading pattern
- Robust performances in Antennas, Microwave, Avionics and Air Refuelling
- Remec initial performance ahead of company expectations
- Strong order book growth providing excellent visibility - now standing at £1.5bn
- Cash conversion 80.3%
- Four Microwave and Life Support acquisitions completed in the period

Strategic review completed with creation of six business divisions and intention to sell Countermeasures companies.

Gordon Page, CBE, Chairman, commented,
"Cobham has completed a strategic review of its business portfolio and concluded that further focus on leading technology positions will enable it to take greater advantage of opportunities in the aerospace and defence market world wide. By targeting investment in technology and acquisitions, the Group will continue to deliver excellent returns to shareholders. Strong first half results serve to underline confidence for the full year."

ENQUIRIES
Cobham plc Telephone: +44 (0) 1202 882020
Allan Cook, *Chief Executive*
Warren Tucker, *Group Financial Director*
Weber Shandwick Square Mile Telephone: +44 (0) 207 067 0702
Susan Ellis,
Kirsty Raper

Notes:
The basis of the transition of reporting by Cobham plc to International Financial Reporting Standards has been described in Cobham news release 126b dated 7 June 2005. This is available in the Investor Relations section at www.cobham.com under "latest news".

An extract of the Interim Statement is attached. A presentation of the results will be available as a webcast by 4.30pm on 13 September, and the published report as a download file on 28 September, at www.cobham.com.

13 September 2005

Cobham Communications Department Telephone +44 (0) 1202 857907 Fax +44 (0) 1202 849401 www.cobham.com info@cobham.com



NEWS RELEASE

INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2005 AND STRATEGIC REVIEW

Introduction

Cobham has made good progress in the first half of 2005 with double digit underlying earnings growth. Robust performances were achieved in the Antennas, Avionics, Microwave and Air Refuelling divisions and operational improvements, including those in Countermeasures, offset the impact of adverse currency movements.

The Group order book stands at a record £1.5bn, reflecting success in winning new orders and the strong 'book to bill' ratio of the Antennas, Microwave and Avionics divisions. Cobham continued to make acquisitions in faster growing niche market sectors and completed the acquisitions of Remec and Koch.

A strategic review of the Group businesses has been completed. The Board has concluded that the business portfolio should be more focused on key markets and additional emphasis should be placed on value added technologies. The Group structure has therefore been streamlined in this direction.

Results

The results are presented for the first time under IFRS and comparatives have been restated accordingly. Cobham Countermeasures and Cobham Fluid Systems are treated in the results as discontinued businesses. To assist with the understanding of earnings trends, trading profit and underlying earnings have been defined to exclude the impact of the amortisation of intangible assets recognised on acquisition and the impact of the marking to market of foreign exchange derivatives not realised in the period. The results on these various bases are as follows:

Total revenue comprises the following:

£m	**Unaudited Half Year to 30.6.05**	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Revenue from continuing activities	**501.8**	449.0	952.1
Revenue from discontinued businesses	**14.5**	10.8	26.9
Total Revenue	**516.3**	459.8	979.0

Total trading profit comprises the following:

£m	**Unaudited Half Year to 30.6.05**	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Trading profit from continuing activities	**72.6**	65.2	149.3
Trading profit from discontinued businesses	**1.7**	0.0	1.5
Trading Profit	**74.3**	65.2	150.8

Cobham Communications Department Telephone +44 (0) 1202 857907 Fax +44 (0) 1202 849401 www.cobham.com info@cobham.com

Cobham Ref:

Cobham Communications Department Telephone +44 (0) 1202 857907 Fax +44 (0) 1202 849401 www.cobham.com info@cobham.com



NEWS RELEASE

The underlying profit before tax is as follows:

£m	**Unaudited Half Year to 30.6.05**	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Profit on continuing operations before taxation	**52.5**	60.5	141.6
Profit on discontinued operations before taxation	**0.4**	(0.8)	(0.2)
Amortisation of intangible assets on business combination	**2.7**	0.8	1.7
Loss on revaluation of derivative financial instruments	**14.0**	-	-
Underlying Profit before Taxation	**69.6**	60.5	143.1

The underlying profit as used in the calculation of underlying EPS is as follows:

£m	**Unaudited Half Year to 30.6.05**	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Profit after taxation attributable to equity shareholders	**37.7**	42.4	100.9
Amortisation of intangible assets on business combination	**1.9**	0.5	1.2
Loss on revaluation of derivative financial instruments	**9.8**	-	-
Underlying Profit after Taxation	**49.4**	42.9	102.1
Underlying Earnings per Ordinary Share	**4.41p**	3.85p	9.16p

The results for the period based on the Group's operations (including discontinued businesses) on an underlying IFRS basis are as follows:

Revenue for the first half of the year has increased by 12.3% to £516.3m (2004: £459.8m). Underlying operating Group margin was maintained when compared with the first half of 2004 with improvements in Chelton being offset by a decline, as anticipated, of underlying margin in the Flight Operations & Services business. Costs associated with share based payments as more schemes fall under the scope of IFRS 2 and the effect of foreign currency transactions were offset by operational improvements. Underlying profit before tax increased 15.0% to £69.6m (2004: £60.5m). Underlying earnings per share increased 14.5% to 4.41p (2004: 3.85p).

The effective tax rate on underlying profit before taxation is 28.4% (2004: 28.3%). Cash generated by operating activities at £75.2m was 2.5% lower than the same period in 2004, which included a receipt of dividends of £5.0m from a joint venture company. Net debt increased from £166.2m at the end of 2004 to £319.8m as at 30 June 2005, primarily driven by the acquisition of Remec.

An interim dividend of 1.01p, representing a 10% increase year on the comparable period last year, will be paid on 12 December 2005 to all shareholders on the register as at 11 November 2005.



NEWS RELEASE

Operating review

Aerospace Systems

		2004 Restated under IFRS	
Orders received	£244.7m	£198.8m	+23.1%
Revenue	£180.6m	£169.6m	+6.5%
Margin	14.4%	14.4%	
Underlying operating profit [3]	£26.0m	£24.5m	+6.3%

[3] a reconciliation is shown in note 4 to the financial statements.

Aerospace Systems showed strong performance for the first half of the year with revenue and operating profit up by 6%. Order intake was up significantly at 23% in the period demonstrating long term growth prospects.

Life Support has been strengthened with the completion of the acquisition of Koch in June 2005. Koch will be managed by Conax, Florida, US, and has products complementary to the personal survival equipment produced by this division. In addition, Carleton won a US$200m order for passenger service units for the Boeing 787 in July 2005.

In **Air Refuelling (AR) and Auxiliary Mission Equipment** good progress has been made in delivering AR Pods to the Air Force Special Operations Command programme and to Lockheed Martin for the US Marine Corps C-130J. The order book has improved with Typhoon tranche two orders for weapons carriage and release products totalling over £90m for deliveries over the next five years. The first weapons carriage and release hardware has been delivered to Boeing to support the small diameter bomb programme.

In **Fluid and Air** Cobham continues to provide fluid delivery components for a range of military and commercial programmes. The successful first flight of the Airbus A380 was a major milestone and achievement for Cobham as the aircraft fuel pumps provider. The first Boeing 787 fuel pumps were shipped in August 2005.

Chelton

		2004 *Restated under IFRS*	
Orders received	£331.4m	£241.1m	+37.5%
Revenue	£236.6m	£196.5m	+20.4%
Margin	17.3%	16.3%	+1.0pts
Underlying operating profit [3]	£40.8m	£32.0m	+27.6%

Chelton reported first half revenue up 20% and underlying operating profit up 23%. Growth is market and technology driven and the policy of investment in avionic research and development has brought success with new products offering increased capability. Orders received are up 5% excluding Remec.

Antennas made the first deliveries of Chelton's high speed data SATCOM system for Embraer and Gulfstream. The system provides an office-in-the-sky capability including internet and high quality voice and data link communications. Systems with increased capability will shortly be delivered for a military application.

Cobham Communications Department Telephone +44 (0) 1202 857907 Fax +44 (0) 1202 849401 www.cobham.com info@cobham.com

Cobham Ref:



NEWS RELEASE

Development of the mINCAN® interference cancellation system has led to further sales, including one to the US Coast Guard communications update (Rescue 21) programme. A derivative is being developed for an US Army programme and wider military interest is now being shown.

Military antenna successes continue with Chelton winning a contract to supply communication antennas for the A400M.

In **Avionics** significant orders have been received from the US Army for tactical communications equipment. Customer evaluation of the new Wulfsberg Fliteline avionics suite has started and is expected to result in orders. Sales of the COSPAS-SARSAT compliant search and rescue beacon products have been strong.

The law enforcement and national security market has seen increasing levels of interest, driven by the continuing threat of terrorism and the war in Iraq. Demand for unmanned ground and airborne vehicle microwave systems has exceeded expectations.

Microwave business saw increased demand as a consequence of new products entering production to support network centric systems. The war on terrorism and the focus on command, control, communications, computers and intelligence (C^4I) data links has contributed to the urgency for this improved technology.

The acquisition of Remec has resulted in increased presence in this area and the company has secured, for instance, key wins on F-35 (where the Cobham ship set value has increased from US$270K to US$470K), F-18 Growler, DDX Multi-Mission Surface Combatant ship, Common Data Link, Aerial Common Sensor, and the US Coastguard Deepwater programme. Remec's performance in the first two months has exceeded expectation in orders, revenue and profit.

Although not in the reporting period, selected assets of the Microwave Development Company (MDC) were acquired on 1 August for US$13.6m and will be absorbed into the existing microwave business in New Hampshire, US, further strengthening the Group's passive microwave capability.

Flight Operations & Services

		2004 *Restated under IFRS*	
Orders received	£121.3m	£112.6m	+7.8%
Revenue	£ 99.1m	£ 93.7m	+5.8%
Margin	8.9%	10.7%	-1.8pts
Underlying operating profit [3]	£ 8.8m	£10.0m	-12.0%

Flight Operations & Services' orders grew by 8%. First half revenue is up 6%. Underlying operating profit was down by £1.2m reflecting increased bid activity in UK and Australia, and a greater bias towards H2 in 2006.

The announcement of a new twelve year Coastwatch contract for the Australian customs service, expected to be signed in June 2005, has been delayed until later this year. The current contract runs until June 2007. A 20 year £50m contract has been won, with Northrop Grumman and BAE SYSTEMS, to provide logistic support at RAF Waddington for the E-3D Sentry (AWACS) aircraft. A contract, initially worth approximately AUS$100m, to operate and maintain a fleet of eight Boeing 717s for up to three years on behalf of Qantas in Australia has also been agreed.

Cobham Communications Department Telephone +44 (0) 1202 857907 Fax +44 (0) 1202 849401 www.cobham.com info@cobham.com



NEWS RELEASE

Strategic Review

During the last six months the Group has carried out an in depth strategic review and determined that maximum shareholder value can be achieved by focusing the future direction of the Group in five divisions aligned to key technology sectors and one in a service sector. The **Cobham Services Division** will include electronic warfare and flying training, navigation and calibration, special mission operations and aircraft operation, modification and maintenance of military aircraft.

The five technology divisions will be:

- **Cobham Antennas**
- **Cobham Defence electronic Systems**
- **Cobham Air Refuelling and Auxiliary Mission Equipment**
- **Cobham Life Support**
- **Cobham Avionics and Surveillance**

This strategy has the following key objectives to:

- consolidate and enhance market leadership
- radically increase collaboration across the Group and within divisions
- increase investment in technology and focus in R&D expenditure
- exit businesses that do not align with the focused portfolio
- achieve significant efficiency improvements which will allow further re-investment in technologies
- introduce a flatter, simplified, management structure, which will improve customer focus, business transparency, and drive improvements in working capital, lean manufacturing, and procurement
- strengthen the Group's upper quartile aerospace and defence margins
- enhance organic profit growth throughout the market cycles

Together, achievement of these objectives will enhance return on invested capital, a key metric for shareholders.

In line with this strategy Cobham announces that the process of selling Countermeasures (FRC and Wallop Defence) is under way. This follows the earlier sale, completed on 1 August 2005, of the trade and assets of the Products Division of Cobham Fluid Systems. Countermeasures and this part of Cobham Fluid Systems have been identified as discontinued businesses on the face of the income statement and comparative data has been restated to match this treatment.

The portfolio will continue to be reviewed to confirm that remaining businesses have the market position and technology to deliver superior profitable growth. Cobham will report its 2005 full year figures in the current format, but will provide a comparative baseline for the new divisions.

Reflecting these developments a flatter organisation structure will be introduced to bring a more unified approach to the Group. In order to capture further market opportunities and business performance improvements, Andy Stevens, is appointed Group Chief Operating Officer.

Alex Hannam is appointed Group Managing Director of the Cobham Services Division which includes Flight Operations & Services.

Cobham Communications Department Telephone +44 (0) 1202 857907 Fax +44 (0) 1202 849401 www.cobham.com info@cobham.com

Cobham Ref:
Cobham Communications Department Telephone +44 (0) 1202 857907 Fax +44 (0) 1202 849401 www.cobham.com info@cobham.com



NEWS RELEASE

Five divisional managing directors/presidents of the technology divisions will be appointed and will report directly to the Chief Executive. The divisions will continue to be wholly responsible for their growth and operating performance.

In order to support business activity and processes, Group functions for Human Resources, Strategic Development, Internal Audit, Mergers and Acquisitions, and Legal, are being further strengthened.

Outlook

Excellent first half results have been achieved. The second half is expected to be stronger than the first half in line with the pattern of previous years. The Group continues to expect margins for the full year to be around 15.5% (UK GAAP: 16%). Cobham looks forward to reporting continued progress at the end of the financial year.

The development of Cobham's strategy, organisational structure and operational effectiveness as set out in this announcement marks an important evolutionary step in the development of the Group and reflects the fact that it has trebled revenue between 1997 and this year.

With key enabling technologies and products, the Group is well positioned to target growing markets within Aerospace and Defence. These include: air refuelling with proven probe and drogue technology; network centric capability where it has a strong presence in helicopter, fixed wing aircraft and ground based vehicle communications and data links; and, life support with airborne gas generation and aircrew equipment. The focus on technology based divisions will enhance Group performance.

Cobham plc
Consolidated IFRS Income Statement
For the Half Year ended 30 June 2005

£m	Note	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Continuing Operations				
Revenue		**501.8**	449.0	952.1
Cost of sales		**(367.6)**	(326.3)	(693.4)
Gross Profit		**134.2**	122.7	258.7
Selling and distribution costs		**(28.5)**	(25.2)	(52.8)
Administrative expenses		**(48.0)**	(34.2)	(60.9)
Group Operating Profit		**57.7**	63.3	145.0
Share of post-tax results of joint ventures and associates		**1.6**	1.1	2.6
		59.3	64.4	147.6
Comprises				
Trading profit from continuing operations	*3*	*72.6*	*65.2*	*149.3*
Realised exchange gains in the period	*#*	*(10.6)*	-	-
Amortisation of intangible assets arising on acquisition		*(2.7)*	*(0.8)*	*(1.7)*
		59.3	*64.4*	*147.6*
Finance income		**5.0**	2.6	23.4
Finance expense		**(8.4)**	(6.5)	(29.4)
Realised exchange gains in the period	#	**10.6**	-	-
Loss on revaluation of currency instruments	# 5	**(14.0)**	-	-
Profit on Continuing Operations before Taxation		**52.5**	60.5	141.6
Tax on continuing operations		**(14.7)**	(17.4)	(40.5)
Profit on Continuing Operations after Taxation		**37.8**	43.1	101.1
Discontinued Operations				
Profit/(loss) after taxation from discontinued operations	8	**0.4**	(0.5)	0.1
Profit after Taxation for the Period		**38.2**	42.6	101.2
Profit attributable to equity shareholders		**37.7**	42.4	100.9
Profit attributable to minority interests		**0.5**	0.2	0.3
Profit after Taxation for the Period		**38.2**	42.6	101.2
Earnings per Ordinary Share	†			
-basic		3.37p	3.81p	9.05p
-fully diluted		3.34p	3.78p	8.99p
Earnings per Ordinary Share from Continuing Operations				
-basic		3.33p	3.85p	9.04p
-fully diluted		3.31p	3.83p	8.98p
Dividend per Ordinary Share (as restated under IFRS)		2.18p	1.98p	2.90p

Exchange gains and losses in comparative periods have not been restated as allowed under transitional arrangements of IAS39 and remain within administrative expenses for these periods. Similarly currency instruments have not been recognised at fair values in the comparative periods.

Cobham plc
Consolidated IFRS Balance Sheet
As at 30 June 2005

£m	Note	Unaudited as at 30.6.05	Unaudited Restated as at 30.6.04	Unaudited Restated as at 31.12.04
Non-Current Assets				
Intangible assets		**589.8**	377.1	397.9
Property, plant and equipment		**227.1**	239.8	237.8
Investment properties		**4.1**	4.1	4.1
Investments in joint ventures and associates		**15.0**	8.8	14.2
Other debtors		**8.3**	2.5	7.3
Deferred taxation assets		**26.1**	20.4	20.4
		870.4	652.7	681.7
Current Assets				
Inventories		**207.3**	200.9	183.9
Trade and other receivables		**225.5**	194.5	226.4
Derivative financial instruments	5	**5.6**	-	-
Cash and cash equivalents		**98.8**	65.2	101.3
Assets classified as held for sale	8	**28.9**	-	-
		566.1	460.6	511.6
Current Liabilities				
Loans and overdrafts		**(265.0)**	(58.3)	(116.2)
Trade and other payables		**(219.7)**	(235.1)	(209.7)
Corporation tax		**(52.5)**	(45.6)	(48.4)
Liabilities classified as held for sale	8	**(14.8)**	-	-
		(552.0)	(339.0)	(374.3)
Non-Current Liabilities				
Borrowings		**(156.8)**	(167.0)	(151.3)
Other creditors		**(4.7)**	(18.1)	(11.4)
Derivative financial instruments	5	**(2.1)**	-	-
Deferred taxation liabilities		**(60.4)**	(16.8)	(28.1)
Provisions for liabilities and charges		**(27.2)**	(11.1)	(17.9)
Retirement benefit obligation		**(69.2)**	(69.1)	(69.1)
		(320.4)	(282.1)	(277.8)
Net Assets		**564.1**	492.2	541.2
Total Shareholders' Equity		**562.3**	491.1	539.9
Minority interest in equity		**1.8**	1.1	1.3
Total Equity		**564.1**	492.2	541.2
Net debt		**(319.8)**	(160.1)	(166.2)
Gearing		**56.7%**	32.5%	30.7%

Notes:

† Earnings per share have been calculated using 1,119,363,050 (30 June 2004 : 1,113,093,890, 31 December 2004 : 1,114,482,710) ordinary shares, being the weighted average number in issue during the six months to 30 June 2005, adjusted for the share split described in note 6, excluding those held by the qualifying employees share ownership trust (QUEST). Details of underlying earnings per ordinary share are shown in note 3.

This report is being sent to shareholders and will be available to members of the public at the company's registered office at Brook Road, Wimborne, Dorset BH21 2BJ, UK.

This interim report and the comparative figures for the year ended 31 December 2004 do not constitute full accounts within the meaning of the Companies Act 1985. Full accounts for that year, which include an unqualified audit report and no statements under sections 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

Of the total tax charge, £5.1m (30 June 2004: £5.3m) relates to tax on UK operating activities, the remainder relates to overseas operations.

Cobham plc
Consolidated IFRS Cash Flow Statement
For the Half Year ended 30 June 2005

£m	Note	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Cash flows from Operating Activities				
Cash generated from operations	2	75.2	77.1	163.9
Corporation taxes paid		(11.2)	(13.2)	(22.9)
Interest paid		(8.7)	(6.9)	(11.6)
Net Cash from Operating Activities		55.3	57.0	129.4
Net Cash used in Investing Activities	2	(191.0)	(53.2)	(105.0)
Cash flows from Financing Activities				
Issue of share capital		5.0	4.9	4.9
Dividends paid		-	-	(32.3)
Dividends paid to minority interests		(0.8)	(0.2)	(0.3)
Increase in borrowings		163.9	(47.8)	6.7
Repayment of obligations under finance leases		(11.8)	-	(4.4)
Net Cash from Financing Activities		156.3	(43.1)	(25.4)
Net increase/(decrease) in Cash and Cash Equivalents		20.6	(39.3)	(1.0)
Cash and Cash Equivalents at start of Period		101.3	106.1	106.1
Initial application of IFRS accounting for financial instruments		(5.2)	-	-
Cash and Cash Equivalents at start of Period as restated		96.1	106.1	106.1
Exchange movements		(14.6)	(1.6)	(3.8)
Cash and Cash Equivalents at end of Period †		102.1	65.2	101.3

† Cash and cash equivalents include £3.3m cash held in discontinued businesses as detailed in note 8.

Reconciliation of Net Cash Flow to Movement in Net Debt

£m	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Increase/(decrease) in cash in the period	20.6	(39.3)	(1.0)
(Increase)/decrease in debt and lease financing *	(153.0)	35.4	(6.8)
Exchange movements	(16.0)	(1.6)	(3.8)
Movement in Net Debt in the Period	(148.4)	(5.5)	(11.6)
Net Debt at beginning of Period	(166.2)	(154.6)	(154.6)
Initial application of IFRS accounting for financial instruments	(5.2)	-	-
Net Debt at beginning of Period as restated	(171.4)	(154.6)	(154.6)
Net Debt at end of Period **	(319.8)	(160.1)	(166.2)

* Includes conversion of aircraft operating lease to finance lease of £14.9m in half year to 30.6.04 and year to 31.12.04.

** Net debt includes £3.2m net cash held in discontinued businesses as detailed in note 8.

Cobham plc
Statement of Recognised Income and Expense
For the Half Year ended 30 June 2005

£m	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Profit for the period	**38.2**	42.6	101.2
Translation differences on investments in overseas subsidiaries	(3.3)	3.2	10.1
Actuarial loss on pensions *	-	-	(4.7)
Movement on deferred tax relating to pension liability	-	(0.5)	1.4
Total Recognised Income for the Period	**34.9**	45.3	108.0

* Actuarial gains/losses on pensions are only recognised on performance of an actuarial valuation at each year end.

Statement of Changes in Equity

For the Half Year ended 30 June 2005

£m	Note	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Total Equity at start of Period as previously stated		**541.2**	470.8	470.8
Initial application of IFRS accounting for currency instruments	5	**12.5**	-	-
Initial application of IFRS accounting for financial instruments		**(4.4)**	-	-
Total Equity at start of Period as restated		**549.3**	470.8	470.8
Total recognised income for the period		**34.9**	45.3	108.0
Profit attributable to minority interest		**(0.5)**	(0.2)	(0.3)
Dividends authorised		**(24.5)**	(22.0)	(32.3)
Increase in called up share capital		**0.1**	0.1	0.1
Increase in share premium account		**5.9**	5.2	6.7
Increase/(decrease) in other reserves		**(1.6)**	(7.0)	(12.0)
Increase in minority interest		**0.5**	-	0.2
Total Equity at end of Period		**564.1**	492.2	541.2

Notes to the Interim Report
for the half year ended 30 June 2005

1. Accounting policies

Accounting policies remain as published in the financial statements for the year ended 31 December 2004 except as noted below.

Accounting Convention

These unaudited financial statements have been prepared in accordance with those International Financial Reporting Standards (IFRS) that are anticipated to be used in preparation of the forthcoming annual financial statements. These include standards both endorsed and yet to be endorsed by the European Union.

All prior period comparatives have been restated in accordance with IFRS and are unaudited. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows, and details of exemptions taken under IFRS1 have been provided in a News Release dated 7 June 2005. Reconciliations of comparative data as shown in these unaudited financial statements to that previously prepared on a UK GAAP basis and a reconciliation of Net Assets at 1 January 2005 have been presented in a News Release dated 13 September 2005. Copies of these News Releases are available on the company's website at www.cobham.com.

These unaudited financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain fixed and current assets, financial assets and financial liabilities held for trading and derivative contracts.

Basis of Consolidation

The group financial statements include the financial statements of the parent company and of all its subsidiaries made up to the end of the financial period. Joint ventures and associates are accounted for using the equity method and include the group's share of the total recognised gains and losses of joint ventures and associates from the date that significant influence or joint control commences until the date significant influence ceases.

Businesses acquired are accounted for as acquisitions, with effect from the date control passes. Those disposed of are accounted for up until the point of their disposal.

Deferred Taxation

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. Timing differences arise primarily from the recognition of the provision for the deficit on group's defined benefit pension schemes and the difference between accelerated capital allowances and depreciation. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Dividends

Dividends are recognised as a liability in the period in which they are fully authorised.

Intangible Fixed Assets

Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or joint venture at the date of acquisition.

Goodwill arising on acquisitions of subsidiary undertakings and joint ventures is capitalised and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and cannot be subsequently reversed.

On disposal of a subsidiary or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill arising on acquisitions prior to 1998 has been written off to reserves, but will be charged to the income statement on any subsequent disposal of the business to which it is related.

Research and Development

Research expenditure not chargeable to customers is written off as incurred. Development costs are written off as incurred until it can be demonstrated that the conditions for capitalisation as described in IAS38 are met, at which point further costs are capitalised as intangible assets and amortised over the asset's estimated useful life.

Other intangible fixed assets

Intangible assets other than goodwill which are acquired by the group are stated at cost less accumulated amortisation and impairment losses. Such intangible assets are amortised over the asset's estimated useful life.

Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. These items are so classified if their carrying amount will be recovered through a sale transaction rather than through continuing use.

Share Based Remuneration

For grants made under the group's share based remuneration schemes, amounts which reflect the fair value of options awarded as at the time of grant are charged to the Income Statement. The valuation of the options utilises a methodology based on the Black-Scholes model, modified where required to allow for the impact of market related performance criteria.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Foreign Currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denoted in foreign currencies are retranslated at the exchange rate ruling at the balance sheet date and any exchange differences arising are taken to the income statement.

In order to manage its exposure to certain foreign exchange risks the group enters into forward contracts and options which are accounted for as derivative financial instruments.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at the closing exchange rates. Income statements of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on these translations are taken to reserves.

Financial Instruments

Receipts and payments on financial instruments are recognised on an accruals basis, over the life of the instruments. Finance costs associated with debt issuances are charged to the income statement over the life of the instruments.

The group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The group uses foreign exchange forward contracts, interest rate swap contracts and net asset hedges to reduce these exposures. The group does not use derivative financial instruments for speculative purposes.

Hedge accounting principles are used for interest rate swaps and net investment hedges. For net investment hedges and cash flow interest rate swaps, movements in fair value are held in equity until such time as the underlying amounts in the contracts crystallise. At that time, amounts held in equity will be recycled to the income statement. Movements in fair value of fair value interest rate swaps are recognised through the income statement.

The group manages foreign currency exposures on a macro basis and is unable to apply hedge accounting to these instruments. Thus contracts which give rise to an asset or liability are recognised at fair value at the balance sheet date and any change in the fa[illegible] value is recognised in the income statement.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Impairment losses

The carrying amounts of the group's assets are reviewed at least annually to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised where the carrying value of an asset or its cash generating unit exceeds its recoverable amount. Such losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. A reversal is recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation increase.

2. Notes to the Consolidated IFRS Cash Flow Statement

£m	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Cash flows from Operating Activities			
Profit after Taxation for the Period	**38.2**	42.6	101.2
Adjustments for:			
Tax	**14.7**	17.1	40.2
Finance income	**(5.1)**	(2.7)	(23.5)
Finance expense	**9.8**	7.4	31.2
Loss on revaluation of currency instruments	**14.0**	-	-
Share of post tax profits from joint ventures and associates	**(1.6)**	(1.1)	(2.6)
Depreciation	**22.9**	19.6	42.7
Amortisation of intangibles	**4.3**	1.3	3.2
Profit on sale of fixed assets	-	(0.2)	(0.1)
Pension credit	**(2.7)**	(1.5)	(7.3)
Share based payments	**1.4**	-	1.3
Operating cash flows before movements in working capital	**95.9**	82.5	186.3
Increase in working capital	**(20.7)**	(5.4)	(22.4)
Cash generated by Operations	**75.2**	77.1	163.9
Cash flows from Investing Activities			
Interest received	**5.1**	0.7	4.3
Dividends received from joint venture	**0.7**	5.0	5.0
Proceeds on disposal of fixed assets	**0.4**	0.1	1.1
Purchase of property, plant and machinery	**(17.2)**	(22.0)	(40.6)
Purchase of intangible fixed assets	-	(0.2)	(0.2)
Acquisition of subsidiaries net of cash acquired	**(178.4)**	(36.5)	(69.5)
Investment in joint ventures	-	-	(4.3)
Expenditure on product development	**(1.6)**	(0.5)	(1.0)
Short term investments held for sale	-	0.2	0.2
Net Cash used in Investing Activities	**(191.0)**	(53.2)	(105.0)

3 Earnings Reconciliation

To assist with the understanding of earnings trends, trading profit and underlying earnings have been defined to exclude the impact of the amortisation of intangible assets arising on acquisition and the impact of the marking to market of foreign exchange derivatives not realised in the period.

The trading profit is as follows:

£m	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Operating profit from continuing operations	**59.3**	64.4	147.6
Realised exchange gains in the period	**10.6**	-	-
Amortisation of intangible assets arising on acquisition	**2.7**	0.8	1.7
Trading profit from continuing operations	**72.6**	65.2	149.3
Trading profit from discontinued operations	**1.7**	0.0	1.[illegible]
Trading Profit (Underlying Operating Profit)	**74.3**	65.2	150.8

The underlying profit before tax is as follows:

£m	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Profit on Continuing Operations before Taxation	**52.5**	60.5	141.6
Amortisation of intangible assets arising on acquisition	**2.7**	0.8	1.7
Loss on revaluation of currency instruments	**14.0**	-	-
Underlying Profit before Taxation from Continuing Operations	**69.2**	61.3	143.3
Underlying Profit before Taxation from Discontinued Operations	**0.4**	(0.8)	(0.2)
Underlying Profit before Taxation	**69.6**	60.5	143.1

The underlying profit as used in the calculation of underlying EPS is as follows:

£m	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Profit after Taxation attributable to Equity Shareholders	**37.7**	42.4	100.9
Amortisation of intangible assets arising on acquisition (after tax)	**1.9**	0.5	1.2
Loss on revaluation of currency instruments (after tax)	**9.8**	-	-
Underlying Profit after Taxation	**49.4**	42.9	102.1
Underlying Earnings per Ordinary Share	4.41p	3.85p	9.16p

4 Analysis of Trading Profit by Division

£m	Aerospace Systems	Chelton	Flight Operations and Services	FSTA Bid Costs	Total
Unaudited Half Year to 30.6.05					
Operating profit from continuing operations	18.6	33.2	8.8	(1.3)	59.3
Realised exchange gains in the period	5.7	4.9	-	-	10.6
Amortisation of intangible assets arising on acquisition	-	2.7	-	-	2.7
Trading profit from continuing operations	24.3	40.8	8.8	(1.3)	72.6
Trading profit from discontinued operations	1.7	-	-	-	1.7
Total trading profit	**26.0**	**40.8**	**8.8**	**(1.3)**	**74.3**
Unaudited Restated Half Year to 30.6.04					
Operating profit from continuing operations	24.5	31.2	10.0	(1.3)	64.4
Amortisation of intangible assets arising on acquisition	-	0.8	-	-	0.8
Trading profit from continuing operations	24.5	32.0	10.0	(1.3)	65.2
Trading profit from discontinued operations	0.0	-	-	-	0.0
Total trading profit	**24.5**	**32.0**	**10.0**	**(1.3)**	**65.2**
Unaudited Restated Year to 31.12.04					
Operating profit from continuing operations	63.1	68.0	18.8	(2.3)	147.6
Amortisation of intangible assets arising on acquisition	-	1.7	-	-	1.7
Trading profit from continuing operations	63.1	69.7	18.8	(2.3)	149.3
Trading profit from discontinued operations	1.5	-	-	-	1.5
Total trading profit	**64.6**	**69.7**	**18.8**	**(2.3)**	**150.8**

5 Derivative financial instruments

£m	Currency translation derivatives	Net investment hedge	Other interest derivative	Unaudited Half Year to 30.6.05
Movement in fair values				
Initial application of IFRS accounting for currency instruments	17.9	0.9	-	**18.8**
Fair value gain/(loss) in period	(14.0)	0.8	(2.1)	**(15.3)**
Fair value at 30 June 2005	3.9	1.7	(2.1)	**3.5**
Balance Sheet analysis				
Derivative financial instruments - assets	3.9	1.7	-	**5.6**
Derivative financial instruments - liabilities	-	-	(2.1)	**(2.1)**
Fair value at 30 June 2005	3.9	1.7	(2.1)	**3.5**
Effect of initial application of IFRS accounting for currency instruments				
Initial application of IFRS accounting for currency instruments	17.9	0.9	-	**18.8**
Initial application of IFRS hedge accounting	-	(0.9)	-	**(0.9)**
	17.9	-	-	**17.9**
Deferred tax impact	(5.4)	-	-	**(5.4)**
Net impact to Total Equity at start of period	12.5	-	-	**12.5**

Net asset and other interest derivatives are accounted for using IFRS hedge accounting. Movements in fair values are matched against the corresponding liabilities or reflected in reserves as appropriate.

Currency instruments are not accounted for using IFRS hedge accounting and movements in fair values are reflected in the Income Statement.

6 Events after the balance sheet date

On 8 July 2005 the ordinary shares of Cobham plc were subdivided such that each existing ordinary share was replaced by ten new ordinary shares. The new subdivision of share capital has been made to improve liquidity in the trading of Cobham plc shares.

On 27 June 2005, the company announced the sale, subject to regulatory approval, of the trade and assets of its Cobham Fluid Systems products division. This sale was successfully completed on 29 July 2005.

On 1 August 2005 the company announced the purchase of selected assets of Microwave Development Company for consideration of US $13.6m.

On 1 August 2005 a new £300m revolving credit facility was announced which replaced existing facilities. The new facility takes advantage of favourable market conditions and will result in reduced annual costs.

7 Acquisitions of Subsidiaries

The acquisitions during the half year to 30 June 2005 were as follows:

By the Chelton Group

- REMEC Defense and Space Inc in the USA in May for US $256m
- Vector Fields Ltd in the UK in June for £1.7m
- WA Systems Ltd in the UK in January for £1m plus £350k contingent consideration
- Mastsystem Int'l Oy in Finland in February for €12m
- TCRMA in France In January for €475k

By the Aerospace Systems Group

- H Koch & Sons Co in the USA in June for US $51m

All acquisitions were for 100% of the share capital of the acquired company.

As at 30 June 2005, fair values of assets and liabilities acquired relating to REMEC, Vector Fields and Koch acquisitions are provisional and subject to potential subsequent adjustment.

8 Discontinued operations

On 28 June 2005 the board resolved to dispose of the Group's Countermeasures operations and negotiations with several interested parties are taking place. These operations which are expected to be sold within 12 months, have been classified as a disposal group held for sale and presented separately in the balance sheet. The operations are included in the Aerospace Systems division in the Group's segmental analysis. The proceeds of disposal are expected to exceed the book value of the related net assets and accordingly no impairment losses have been recognised on the classification of these operations as held for sale. The results of this business are reported within discontinued operations.

Further, as described in note 6, the sale of the trade and assets of the Cobham Fluid Systems products division was announced on 27 June 2005. The results of this division have therefore also been included within discontinued operations.

The results of the discontinued operations as described above which have been included in the consolidated income statements are as follows:

£m	Unaudited Half Year to 30.6.05	Unaudited Restated Half Year to 30.6.04	Unaudited Restated Year to 31.12.04
Revenue	**14.5**	10.8	26.9
Expenses	**(14.1)**	(11.6)	(27.1)
Profit from discontinued operations before tax	**0.4**	(0.8)	(0.2)
Tax	**-**	0.3	0.3
Post Tax results from Discontinued Operations	**0.4**	(0.5)	0.1
Cash flows from Discontinued Operations			
Net Cash used in Operating Activities	**(2.4)**	1.9	5.7
Net Cash used in Investing Activities	**(1.6)**	(6.4)	(8.2)
Net Cash used in Financing Activities	**(1.2)**	0.4	(0.2)
	(5.2)	(4.1)	(2.7)
Earnings per Ordinary Share of Discontinued Operations			
-basic	**0.04p**	-0.04p	0.01p
-fully diluted	**0.04p**	-0.04p	0.01p

The major classes of assets and liabilities of the Countermeasures operations classified as held for sale are as follows:

£m	Unaudited Half Year to 30.6.05
Property, plant and equipment	18.5
Inventories	2.2
Trade and other receivables	4.9
Cash and cash equivalents	3.3
Total assets classified as held for sale	28.9
Loans and overdrafts	(0.1)
Trade and other payables	(14.0)
Corporation tax liabilities	(0.7)
Total liabilities associated with assets classified as held for sale	(14.8)
Book value of related Net Assets held for sale	14.1

Cobham plc
Consolidated Balance Sheet
as at 31 December 2003

	Under UK GAAP £m	Reformat to IFRS £m	UK GAAP under IFRS presentation £m		Development costs £m	Employment benefits £m	Long term contracts £m	Post balance sheet events £m	Taxation £m	Other £m	Unaudited IFRS £m
Fixed Assets				**Non-Current Assets**							
Intangible assets	345.9		345.9	Intangible assets	2.6	-	-	-	-	-	348.5
Tangible assets	228.1	(4.1)	224.0	Property, plant and equipment						0.9	224.9
		4.1	4.1	Investment properties							4.1
Investments in joint ventures:	14.9	1.6	16.5	Investments in joint ventures and associates			(4.2)			-	12.3
Investment in associate	1.6	(1.6)	-								-
Investment	-	-	-	Other investments							-
		6.3	6.3	Other debtors			(2.4)			-	3.9
		21.1	21.1	Deferred taxation assets							21.1
	590.5	27.4	617.9		2.6	-	(6.6)	-	-	0.9	614.8
Current Assets				**Current Assets**							
Stocks	190.0	-	190.0	Inventories							190.0
Debtors:			-								
Amounts falling due within one year	184.5		184.5	Trade and other receivables	-	0.0	-		-	-	184.5
Amounts falling due after more than one year	6.3	(6.3)	-								
Investments	0.1		0.1	Available for sale investments							0.1
Cash at bank and in hand	106.1		106.1	Cash at bank and in hand						-	106.1
	487.0	(6.3)	480.7		-	-	-	-	-	-	480.7
Creditors: Amounts falling due within one year				**Current Liabilities**							
Borrowings	(80.4)		(80.4)	Loans and overdrafts						(0.1)	(80.5)
Other creditors	(259.8)	33.8	(226.0)	Trade and other payables	-	(1.1)		22.3	-	(0.1)	(204.9)
		(33.8)	(33.8)	Corporation tax	-	-	-	-	-	-	(33.8)
	(340.2)	-	(340.2)		-	(1.1)	-	22.3	-	(0.2)	(319.2)
Net Current Assets	146.8	(6.3)	140.5								

Total Assets less Current Liabilities	**737.3**	21.1									
Creditors: Amounts falling due after more than one year				***Non-Current Liabilities***							
Borrowings	**(180.2)**	-	**(180.2)**	Borrowings							**(180.2)**
Other creditors	**(11.7)**		**(11.7)**	Other creditors						(0.8)	**(12.5)**
		(18.4)	**(18.4)**	Deferred taxation liabilities	(0.7)	0.6	0.7		(4.6)	1.8	**(20.6)**
		(20.9)	**(20.9)**	Provisions for Liabilities and Charges						-	**(20.9)**
		(70.3)	**(70.3)**	Retirement benefit obligation		(1.0)				-	**(71.3)**
	(191.9)	(109.6)	**(301.5)**		(0.7)	(0.4)	0.7	-	(4.6)	1.0	**(305.5)**
Provisions for Liabilities and Charges	**(39.3)**	39.3	-								
Net assets excluding pension liabilities	**506.1**	(49.2)	**456.9**								
Deficit on group pension schemes	**(49.2)**	49.2	-								
Net assets including pension liabilities	**456.9**	-	**456.9**	**Net Assets**	1.9	(1.5)	(5.9)	22.3	(4.6)	1.7	**470.8**
Capital and Reserves including non equity interests				**Capital and Reserves including non equity interests**							
Called up share capital	**27.8**	-	**27.8**	Called up share capital							**27.8**
Share premium account	**76.8**		**76.8**	Share premium account							**76.8**
			-	Retranslation reserve						0.2	**0.2**
Revaluation reserve	**1.7**		**1.7**	Revaluation reserve					(0.5)		**1.2**
Other reserve	**0.7**		**0.7**	Other reserve						-	**0.7**
Profit and loss account	**348.8**		**348.8**	Profit and loss account	1.9	(1.5)	(5.9)	22.3	(4.1)	1.5	**363.0**
Shareholders' Funds	**455.8**	-	**455.8**	**Shareholders' Funds**	1.9	(1.5)	(5.9)	22.3	(4.6)	1.7	**469.7**
Minority interest (equity)	**1.1**		**1.1**	Minority interest (equity)							**1.1**
	456.9	-	**456.9**		1.9	(1.5)	(5.9)	22.3	(4.6)	1.7	**470.8**

Cobham plc
Consolidated Balance Sheet
as at 30 June 2004

	Under UK GAAP £m	Reformat to IFRS £m	UK GAAP under IFRS presentation £m		Opening balance adjustments £m	Development costs £m	Business combinations £m	Goodwill amortisation £m	Foreign exchange £m	Share-based payments £m	Taxation £m	Other £m	Unaudited IFRS £m
Fixed Assets				**Non-Current Assets**									
Intangible assets	362.7		362.7	Intangible assets	2.6	0.1	1.4	10.3	-	-	-		377.1
Tangible assets	242.9	(4.1)	238.8	Property, plant and equipment	0.9							0.1	239.8
		4.1	4.1	Investment properties									4.1
Investments in joint ventures:	12.1	1.0	13.1	Investments in joint ventures and associates	(4.2)		-	0.1	-	-	-	(0.2)	8.8
Investment in associate	1.0	(1.0)	-										-
Investment	-	-	-	Other investments									-
		4.9	4.9	Other debtors	(2.4)				-	-	-	-	2.5
		20.4	20.4	Deferred taxation assets									20.4
	618.7	25.3	644.0		(3.1)	0.1	1.4	10.4	-	-	-	(0.1)	652.7
Current Assets				**Current Assets**									
Stocks	200.9	-	200.9	Inventories									200.9
Debtors:			-										
Amounts falling due within one year	194.5		194.5	Trade and other receivables	0.0		-	-	0.0	-	-	-	194.5
Amounts falling due after more than one year	4.9	(4.9)	-										
Investments	-		-	Available for sale investments									-
Cash at bank and in hand	65.2		65.2	Cash at bank and in hand	(0.0)				(0.0)	-	-		65.2
	465.5	(4.9)	460.6		-	-	-	-	-	-	-	-	460.6
Creditors: Amounts falling due within one year				**Current Liabilities**									
Borrowings	(58.2)		(58.2)	Loans and overdrafts	(0.1)							-	(58.3)
Other creditors	(287.9)	45.6	(242.3)	Trade and other payables	21.0		-	-	0.0	-	-	(13.8)	(235.1)
		(45.6)	(45.6)	Corporation tax	-		-	-	(0.0)	-	-	-	(45.6)
	(346.1)	-	(346.1)		20.9	-	-	-	-	-	-	(13.8)	(339.0)

Net Current Assets	**119.4**	(4.9)	**114.5**										
Total Assets less Current Liabilities	**738.1**	20.4											
Creditors: Amounts falling due after more than one year				**Non-Current Liabilities**									
Borrowings	(167.0)	-	(167.0)	Borrowings	(0.0)								(167.0)
Other creditors	(17.3)		(17.3)	Other creditors	(0.8)			-				-	(18.1)
		(12.3)	(12.3)	Deferred taxation liabilities	(2.1)	(0.0)	(2.0)	-	-	0.1	(0.8)	0.3	(16.8)
		(11.1)	(11.1)	Provisions for Liabilities and Charges	-			-				-	(11.1)
		(68.1)	(68.1)	Retirement benefit obligation	(1.0)							-	(69.1)
	(184.3)	(91.5)	(275.8)		(3.9)	-	(2.0)	-	-	0.1	(0.8)	0.3	(282.1)
Provisions for Liabilities and Charges	(23.4)	23.4	-										
Net assets excluding pension liabilities	530.4	(47.7)	482.7										
Deficit on group pension schemes	(47.7)	47.7	-										
Net assets including pension liabilities	482.7	-	482.7	**Net Assets**	13.9	0.1	(0.6)	10.4	-	0.1	(0.8)	(13.6)	492.2
Capital and Reserves including non equity interests				**Capital and Reserves including non equity interests**									
Called up share capital	27.9	-	27.9	Called up share capital	-								27.9
Share premium account	81.6		81.6	Share premium account	0.2					0.2	-		82.0
			-	Retranslation reserve	-		0.0		(7.0)	-	(0.0)	-	(7.0)
Revaluation reserve	1.7		1.7	Revaluation reserve	(0.5)								1.2
Other reserve	0.9		0.9	Other reserve	-		-		-	-	-	-	0.9
Profit and loss account	369.5		369.5	Profit and loss account	14.2	0.1	(0.6)	10.4	7.0	(0.1)	(0.8)	(13.6)	386.1
Shareholders' Funds	481.6	-	481.6	**Shareholders' Funds**	13.9	0.1	(0.6)	10.4	-	0.1	(0.8)	(13.6)	491.1
Minority interest (equity)	1.1		1.1	Minority interest (equity)									1.1
	482.7	-	482.7		13.9	0.1	(0.6)	10.4	-	0.1	(0.8)	(13.6)	492.2

Cobham plc
Consolidated Balance Sheet
as at 31 December 2004

	Under UK GAAP £m	Reformat to IFRS £m	UK GAAP under IFRS presentation £m		Opening balance adjustments £m	Development costs £m	Business combinations £m	Goodwill amortisation £m	Foreign exchange £m	Share-based payments £m	Taxation £m	Other £m	Unaudited IFRS £m
Fixed Assets				**Non-Current Assets**									
Intangible assets	373.8		373.8	Intangible assets	2.6	0.2	3.2	20.9	(2.8)	-	-	-	397.9
Tangible assets	241.0	(4.1)	236.9	Property, plant and equipment	0.9							-	237.8
		4.1	4.1	Investment properties									4.1
Investments in joint ventures:	16.3	1.0	17.3	Investments in joint ventures and associates	(4.2)		-	0.1	-	-	-	1.0	14.2
Investment in associate	1.0	(1.0)	-										-
Investment	-	-	-	Other investments									-
		9.6	9.6	Other debtors	(2.4)				(0.0)	-	-	0.1	7.3
		20.4	20.4	Deferred taxation assets									20.4
	632.1	30.0	662.1		(3.1)	0.2	3.2	21.0	(2.8)	-	-	1.1	681.7
Current Assets				**Current Assets**									
Stocks	183.9	-	183.9	Inventories									183.9
Debtors:			-										
Amounts falling due within one year	227.7		227.7	Trade and other receivables	0.0		-	-	(0.0)	-	-	(1.3)	226.4
Amounts falling due after more than one year	9.6	(9.6)	-										
Investments	-		-	Available for sale investments									-
Cash at bank and in hand	101.3		101.3	Cash at bank and in hand	(0.0)				0.0	-	-		101.3
	522.5	(9.6)	512.9		-	-	-	-	-	-	-	(1.3)	511.6
Creditors: Amounts falling due within one year				**Current Liabilities**									
Borrowings	(116.1)		(116.1)	Loans and overdrafts	(0.1)							-	(116.2)
Other creditors	(281.1)	48.4	(232.7)	Trade and other payables	21.0		-	(0.0)	0.0	-	-	2.0	(209.7)
		(48.4)	(48.4)	Corporation tax	-		-	-	(0.0)	-	-	-	(48.4)
	(397.2)	-	(397.2)		20.9	-	-	-	-	-	-	2.0	(374.3)

Net Current Assets	**125.3**	(9.6)	**115.7**										
Total Assets less Current Liabilities	**757.4**	20.4											
Creditors: Amounts falling due after more than one year				**Non-Current Liabilities**									
Borrowings	**(151.3)**	-	**(151.3)**	Borrowings	(0.0)								(151.3)
Other creditors	**(10.6)**		**(10.6)**	Other creditors	(0.8)			-				-	(11.4)
		(20.2)	**(20.2)**	Deferred taxation liabilities	(2.1)	(0.1)	(4.4)	-	-	0.1	(1.6)	0.2	(28.1)
		(17.9)	**(17.9)**	Provisions for Liabilities and Charges	-							-	(17.9)
		(68.1)	**(68.1)**	Retirement benefit obligation	(1.0)							-	(69.1)
	(161.9)	(106.2)	**(268.1)**		(3.9)	(0.1)	(4.4)	-	-	0.1	(1.6)	0.2	(277.8)
Provisions for Liabilities and Charges	**(38.1)**	38.1	**-**										
Net assets excluding pension liabilities	**557.4**	(47.7)	**509.7**										
Deficit on group pension schemes	**(47.7)**	47.7	**-**										
Net assets including pension liabilities	**509.7**	-	**509.7**	**Net Assets**	13.9	0.1	(1.2)	21.0	(2.8)	0.1	(1.6)	2.0	541.2
Capital and Reserves including non equity interests				**Capital and Reserves including non equity interests**									
Called up share capital	**27.9**	-	**27.9**	Called up share capital	-								27.9
Share premium account	**81.6**		**81.6**	Share premium account	0.2					1.7	-		83.5
			-	Retranslation reserve	-		0.0		(11.4)	-	0.0	-	(11.4)
Revaluation reserve	**1.7**		**1.7**	Revaluation reserve	(0.5)								1.2
Other reserve	**0.3**		**0.3**	Other reserve	-		-		-	-	-	-	0.3
Profit and loss account	**397.1**		**397.1**	Profit and loss account	14.2	0.1	(1.2)	21.0	8.6	(1.6)	(1.6)	1.8	438.4
Shareholders' Funds	**508.6**	-	**508.6**	**Shareholders' Funds**	13.9	0.1	(1.2)	21.0	(2.8)	0.1	(1.6)	1.8	539.9
Minority interest (equity)	**1.1**		**1.1**	Minority interest (equity)								0.2	1.3
	509.7	-	**509.7**		13.9	0.1	(1.2)	21.0	(2.8)	0.1	(1.6)	2.0	541.2

Cobham plc
Consolidated IFRS Balance Sheet
Reconciliation from 31 December 2004 to 1 January 2005

	Unaudited IFRS 31.12.04	Initial application of IFRS accounting for financial instruments - reclassification	Initial application of IFRS accounting for financial instruments - retranslation	Initial application of IFRS accounting for currency instruments	Unaudited IFRS 1.1.05
	£m	£m	£m	£m	£m
Non-Current Assets					
Intangible assets	397.9				397.9
Property, plant and equipment	237.8				237.8
Investment properties	4.1				4.1
Investments in joint ventures and associates	14.2				14.2
Other investments	-				-
Other debtors	7.3	(2.2)			5.1
Deferred taxation asset	20.4				20.4
	681.7	(2.2)	-	-	679.5
Current Assets					
Inventories	183.9				183.9
Trade and other receivables	226.4	7.4	(3.1)		230.7
Derivatives and financial instruments	-			18.8	18.8
Cash and cash equivalents	101.3	(5.2)	(2.8)		93.3
Assets classified as held for sale	-				-
	511.6	2.2	(5.9)	18.8	526.7
Current Liabilities					
Loans and overdrafts	(116.2)				(116.2)
Trade and other payables	(209.7)		0.8		(208.9)
Corporation tax	(48.4)		0.1		(48.3)
Liabilities classified as held for sale	-				-
	(374.3)	-	0.9	-	(373.4)
Non-Current Liabilities					
Borrowings	(151.3)			(0.9)	(152.2)
Other creditors	(11.4)				(11.4)
Deferred taxation liabilities	(28.1)		0.6	(5.4)	(32.9)
Provisions for liabilities and charges	(17.9)				(17.9)
Retirement benefit obligation	(69.1)				(69.1)
	(277.8)	-	0.6	(6.3)	(283.5)
Net Assets	541.2	-	(4.4)	12.5	549.3
Capital and Reserves including non equity interests					
Called up share capital	27.9				27.9
Share premium account	83.5				83.5
Currency translation differences on overseas operations	(11.4)				(11.4)
Revaluation reserve	1.2				1.2
Other reserve	0.3				0.3
Profit and loss account	438.4		(4.4)	12.5	446.5
Total Shareholders' Equity	539.9	-	(4.4)	12.5	548.0
Minority interest in equity	1.3				1.3
Total Equity	541.2	-	(4.4)	12.5	549.3

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	07:17 08-Sep-05
Number	9970Q

RNS Number:9970Q
Cobham PLC
08 September 2005

BELL HELICOPTERS SELECTS CHELTON FLIGHT SYSTEMS EFIS

Chelton Flight Systems (CFS), a Cobham plc subsidiary, announces that it has been selected by Bell Helicopter to provide the glass cockpit system - Chelton's EFIS (Electronic Flight Information System) - for its 407 light single engine helicopter. The contract has a potential value in excess of US$100m.

With this selection Bell becomes the first major OEM to offer synthetic vision for all light and medium single engine helicopters. It is intended that CFS equipment will become the preferred equipment offered for the 206B JetRanger, 206L LongRanger, and the new Bell 210.

Boise-based Chelton Flight Systems will serve as the system integrator and will supply the EFIS. Other Cobham companies' contributions to the 407 glass cockpit are Northern Airborne Technology who will provide dual 8.33 Mhz digital coms, a Mode-S transponder and audio control; Comant will supply the antennas and Artex the 406 Mhz ELT with GPS interface option.

The Chelton cockpit, already available as retrofit, will be available from the factory in the first quarter of 2007.

Allan Cook, Chief Executive, Cobham, said
"This represents a significant milestone for Chelton Flight Systems. The technology is already FAA certified on over 450 different aircraft models and Bell will be the first OEM to offer this advanced technology from the factory."

"Bell Helicopter is excited to partner with Chelton Flight Systems to offer a state of the art glass cockpit for our single engine line," says Bell Programme Director Barry Kohler. "Combining the performance and reliability of these aircraft with the safety of synthetic vision will make them unique in the industry."

NOTES TO EDITOR
Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

Chelton Flight Systems based in Boise, USA, is part of the Cobham group of companies, and designs, manufactures and installs avionics equipment on military, commercial and general aviation aircraft.

FAA certified FlightLogic Synthetic Vision EFIS delivers situational awareness

and automated flight management capabilities. The FlightLogic EFIS combines advanced HUD symbology with real time forward looking 3D terrain to create a primary flight display for enhanced awareness, unprecedented safety, and dramatically reduced pilot workload.

ENQUIRIES

Cobham plc

Allan Cook, Chief Executive
Warren Tucker, Group Financial Director
Telephone +44 (0) 1202 882 020 Or +44 (0) 7802 353 874

Weber Shandwick Square Mile
Susan Ellis
Telephone +44 (0) 207 067 0702

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Fax: 01202 840523

1 September, 2005



Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Tel 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

Cobham Plc
Brook Road
Wimborne
Dorset
BH21 2BJ
Attn: John Pope

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	415,592	
HSBC Global Custody Nominee (UK) Ltd A/c 775237	785,550	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	4,500,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	3,690,400	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	3,567,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942205	2,600,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942187	3,836,721	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	4,345,940	
HSBC Global Custody Nominee (UK) Ltd A/c 130007	610,113	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	792,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	26,549,551	
HSBC Global Custody Nominee (UK) Ltd A/c 866197	194,000	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	201,000	
HSBC Global Custody Nominee (UK) Ltd A/c 969995	2,590,192	
HSBC Global Custody Nominee (UK) Ltd A/c 361602	170,000	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	8,705,179	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	1,653,303	
HSBC Global Custody Nominee (UK) Ltd A/c 766793	1,050,000	
HSBC Global Custody Nominee (UK) Ltd A/c 924422	1,150,000	
	67,406,541	6.00%

We currently have a notifiable interest in 67,406,541 shares which we understand represents 6.00% of that class of your share capital calculated on an issued share capital of 1,121,799,870 shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742.

Yours faithfully,

Helen Lewis
Authorised Signatory

Helen Tasker
Authorised Signatory

Authorised and regulated by the Financial Services Authority.

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St. London EC4N 4TP

RECEIVED
2005 NOV -8 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Notice of Results
Released	07:15 30-Aug-05
Number	5468Q

RNS Number:5468Q
Cobham PLC
30 August 2005

30 August 2005

NOTICE OF INTERIM RESULTS

Cobham plc will be announcing interim results for the six months ended 30 June 2005, on Tuesday 13 September. An analyst meeting will be held that day at 9.30am. Please contact Weber Shandwick Square Mile for further details. The results presentation and webcast will also be available on the website www.cobham.com from 4.30pm that day. Preregister at www.cobham.com after 1.00pm today.

ENQUIRIES

Weber Shandwick Square Mile
Rachel Taylor/Helen Thomas +44 (0)207 067 0700

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Cobham Update:Contract Awards
Released	07:00 15-Aug-05
Number	0646Q

RNS Number:0646Q
Cobham PLC
15 August 2005

15 August 2005

COBHAM UPDATE: CONTRACT AWARDS

Drager Aerospace Wins B787 Dreamliner Contract

Cobham plc announces that Drager Aerospace of Lubeck, Germany, part of Cobham's Aerospace Systems Group (ASG), has been awarded a long term contract by the Boeing Commercial Airplane Company to provide Passenger Service Units (PSUs) for the new Boeing 787 Dreamliner. The PSUs will house service systems for passengers on the Dreamliner, including emergency oxygen, personal lighting, ventilation and signs. Boeing expects to begin rate production of the aircraft in 2009 and the value of the contract is expected to reach US$200m.

Drager Aerospace is a Boeing Gold Supplier as well as being the incumbent Boeing 2004 Supplier of the Year in the Cabin Interiors category.

Andy Stevens, President of Cobham's Aerospace Systems Group (ASG), commented, ''The PSU programme represents a step up in integration for Drager Aerospace. The award validates the strategy of leveraging ASG's capabilities and relationships with key customers such as Boeing to increase platform content on major projects.''

FR Aviation Services in the Winning Team for E-3D Sentry AWACS Support

In August 2004 Cobham announced preferred bidder status for FR Aviation Services, part of Cobham's Flight Operations & Services Group, as a member of a team to provide logistics support at RAF Waddington for the E-3D Sentry Whole Life Support Programme. The team is led by Northrop Grumman and also includes BAE Systems and the AAR Corporation. Cobham is now under contract for the programme. The business has an anticipated value to FR Aviation Services of £50m over 20 years from this contract for maintenance and potential spares supply contracts with our partners in the winning consortium.

FR Aviation Services and BAE Systems signed a Partnering Agreement in July 2004 to work together in support of maintenance opportunities for large military aircraft. The E-3D Sentry programme, together with the team's support of the Nimrod fleet at RAF Kinloss, will provide further opportunities to build on FR Aviation Services' experience as the preferred maintenance provider to BAE Systems.

Alex Hannam, Group Managing Director of Flight Operations & Services, said,

''The Sentry support contract highlights the success of our working relationship with Northrop Grumman and our partnering agreement with BAE Systems. It is a first time contract win and accordingly represents good organic growth."

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

Aerospace Systems Group - principle activities are the design, manufacture, sale and support of fluid and air distribution components and systems, countermeasures, air refuelling equipment, aviation auxiliary mission equipment and life support equipment for the aerospace and defence markets.

Cobham's Flight Operations & Services Group operates 150 aircraft worldwide in the aerospace and defence markets, specialising in military training, special mission flight operations, large military aircraft maintenance, freight and passenger services. It provides aircraft maintenance support at five UK military bases: RAF Waddington, RAF Shawbury, RAF Kinloss, RAF Valley, and Army Air Corp Middle Wallop.

Drager Aerospace is part of the Aerospace Systems Group and a supplier of oxygen and personal comfort delivery systems to the commercial and military aircraft industry.

FR Aviation Services as part of the Flight Operations & Services Group carries out aircraft maintenance, component overhaul and repair, design services, engineering support and technical services, modifications, role conversion and upgrades.

B787 Dreamliner - The Boeing 787-8 and 787-9 Dreamliner airplanes will carry 223-259 passengers in tri-class configurations on routes of 15,700 and 15,400 kilometres respectively. A third 787 family member, the 787-3 Dreamliner, will accommodate nearly 296 passengers in a two-class configuration and be optimized for routes of 3,500 nautical miles (6,500 km).

The E3D Sentry is the UK's principal airborne warning and control aircraft (AWACS) and provides vital strategic support to the UK armed forces in operations around the world. The RAF operates seven of the Boeing 707-based aircraft at RAF Waddington, Lincolnshire, and the contract supports the aircraft through to the out of service date in 2026.

ENQUIRIES

Cobham plc
Allan E Cook Telephone +44 (0) 1202 882 020
Chief Executive or +44 (0) 7802 353 874

Warren Tucker Telephone +44 (0) 1202 882 020

Group Financial Director or +44 (0) 7802 353 874

Weber Shandwick Square Mile
Kirsty Raper, Director Telephone +44 (0) 207 067 0722

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Directorate
Released	15:51 03-Aug-05
Number	6985P

RNS Number:6985P
Cobham PLC
03 August 2005

Cobham plc

Re: Directorate

Marcus Beresford, a member of the board since March 2004, has been appointed to the role of senior independent director.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Acquisition and Disposal
Released	07:15 01-Aug-05
Number	5111P

RNS Number:5111P
Cobham PLC
01 August 2005

1 August 2005

COBHAM UPDATE: ACQUISITION AND DISPOSAL

Acquisition of Microwave Development Company

Cobham announces the acquisition of selected assets of the Microwave Development Company (MDC) for a consideration of US$13.65m paid in cash. Based in Salem, New Hampshire, USA, MDC develops and manufactures microwave products primarily for the US military market. Over the next six months it is intended that the business and 53 of the 85 staff will transfer to Chelton's Continental Microwave and Tool Co (CMT) located in Exeter, also in New Hampshire. Microwave products, vital to network centric warfare, are one of the faster growing sectors in aerospace and defence. The acquisition of MDC will boost Chelton's already successful microwave business.

Disposal of Cobham Fluid Systems Products Division

Announced on 27 June this year, the disposal of the trade and assets of Cobham Fluid Systems Limited products division (part of Cobham's Aerospace Systems Group) to Meggitt PLC for a consideration of £8 million has now completed.

Allan Cook, Chief Executive, Cobham, said,

"These two transactions continue our stated objectives of focusing on our core business of aerospace and defence. The acquisition of MDC's assets expands Cobham's presence in the key microwave products marketplace."

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

Chelton - the Chelton Group has an extensive global presence with facilities extending into Europe, North America and South Africa. It is one of the world's leading designers and suppliers of antennas, aircraft communication and navigation equipment, microwave sub-systems, radomes and composite structures

for the aerospace, defence, law enforcement and national security, search and rescue and communications markets.

Cobham Fluid Systems products division, based in Blandford, Dorset, UK, was originally a small part of the business acquired from BAE Systems plc in 2000, the majority of which Cobham integrated into FR Hi-TEMP. The business has 52 employees and manufactures products for use in the treatment, and handling of specialist fluids and gases in respect of non airborne applications.

ENQUIRIES

Cobham plc

Allan E Cook Telephone +44 (0) 1202 882 020
Chief Executive or +44 (0) 7802 353 874

Warren Tucker Telephone +44 (0) 1202 882 020
Group Financial Director or +44 (0) 7802 353 874

Weber Shandwick Square Mile
Kirsty Raper, Director Telephone +44 (0) 207 067 0722

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Refinancing
Released	07:15 01-Aug-05
Number	5119P

RNS Number:5119P
Cobham PLC
01 August 2005

1 August 2005

REFINANCING OF BANKING FACILITIES

Cobham plc has entered into a new £300 million revolving credit facility to replace an existing £150m five year facility and the US$200m bridge facility put in place to finance the Remec acquisition. The refinancing was completed to take advantage of favourable market conditions and results in reduced annual costs. The loan was syndicated as a club deal and was oversubscribed. This facility, arranged for general corporate purposes, is for five years, with possible extensions of up to two years at the option of the banks.

Dresdner Kleinwort Wasserstein acted as sole bookrunner for the transaction and the mandated lead arrangers were Royal Bank of Scotland, Lloyds TSB, Barclays Capital, Bank of America, BNP Paribas and DrKW.

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

ENQUIRIES

Cobham plc

Allan Cook, Chief Executive
Warren Tucker, Group Financial Director
Telephone +44 (0) 1202 882 020 Or +44 (0) 7802 353 874

Weber Shandwick Square Mile
John Coles, Director

Telephone +44 (0) 207 067 0749

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Turbo Genset Inc.
TIDM	TGN
Headline	Contract Win
Released	07:00 29-Jul-05
Number	4595P

RNS Number:4595P
Turbo Genset Inc.
29 July 2005

Friday 29th July 2005

Turbo Genset wins $20 million Boeing Dreamliner contract through Cobham

FR-Hitemp, a strategic business unit within the Aerospace Systems Group of Cobham Plc, has selected Turbo Genset to supply the motor drive systems for their onboard fuel pumps on the Boeing 787 "Dreamliner".

The 787 "Dreamliner" is a family of mid-sized airplanes, which will provide exceptional fuel efficiency and passenger comfort. The aeroplane is planned to enter service in 2008, and has already generated a large number of confirmed orders from airlines around the globe. The pumps fuel and de-fuel the airplane, transfer fuel from the fuel tanks to the main engine, and jettison fuel when necessary.

The contract from FR-Hitemp, which includes development, production and aftermarket sales, is expected to be worth in the region of $20 million in total over a period of several years, depending on the final fleet size.

Michael Hunt, Chief Executive of Turbo Genset commented that "being asked to work on an international aerospace programme of this importance represents a strong endorsement of the power electronics skills at Gateshead supported by the electrical machines expertise at Heathrow. This contract win represents a significant step in the development of our electrical machines revenue stream."

-ENDS-

For further information, please contact:

Turbo Genset Inc
Stephen Sadler, Chief Financial Officer +44 (208) 564 4460

Gavin Anderson & Company (PR) +44 (207) 554 1400
Ken Cronin

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:13 19-Jul-05
Number	0449P

RNS Number:0449P
Cobham PLC
19 July 2005

Letter to Cobham Plc
Dated 15 July 2005

COBHAM PLC (THE "COMPANY") - SEDOL B07KD36

This notification supersedes our previous notification to you dated 12 July 2005 and is prompted by recent sales totalling 1,413,800.

This notification relates to issued ordinary shares of GBP0.25 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 55,320,490 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the below Appendix: Morley Fund Management Limited.

2. Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 55,320,490 shares giving the Aviva group a total percentage interest in the shares of 4.93%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the below Appendix: Aviva plc.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter.

The Company Secretary
Cobham plc

15 July 2005

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	3,989,267 (Material)
Chase GA Group Nominees Ltd	44,266,681 (Material)
Chase Nominees Ltd	1,268,930 (Material)
CUIM Nominee Ltd	5,795,612 (Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 4.93%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 1,121,799,870

The Company Secretary
Cobham plc

15 July 2005

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	3,989,267 (Material)
Chase GA Group Nominees Ltd	44,266,681 (Material)
Chase Nominees Ltd	1,268,930 (Material)
CUIM Nominee Ltd	5,795,612 (Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 4.93%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 1,121,799,870

Letter from Aviva plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	10:37 15-Jul-05
Number	9215O

RNS Number:9215O
Cobham PLC
15 July 2005

LETTER TO: COBHAM PLC
DATED: 13 JULY 2005

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	436,240	
HSBC Global Custody Nominee (UK) Ltd A/c 775237	785,550	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	3,000,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	2,739,105	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	2,745,656	
HSBC Global Custody Nominee (UK) Ltd A/c 942205	1,831,050	
HSBC Global Custody Nominee (UK) Ltd A/c 942187	2,690,519	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	4,370,940	
HSBC Global Custody Nominee (UK) Ltd A/c 130007	284,920	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	28,076,850	
HSBC Global Custody Nominee (UK) Ltd A/c 866197	194,000	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	201,000	
HSBC Global Custody Nominee (UK) Ltd A/c 969995	1,715,180	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	6,090,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	1,693,800	
	56,854,810	5.06%

We currently have a notifiable interest in 56,854,810 shares which we understand represents 5.06% of that class of your share capital calculated on an issued share capital of 1,121,799,870 shares.

LETTER FROM: LEGAL & GENERAL

Helen Lewis
Authorised Signatory

Helen Tasker
Authorised Signatory

LETTER TO: COBHAM PLC
DATED: 12 JULY 2005

COBHAM PLC (THE "COMPANY") - SEDOL B07KD36

This notification is prompted by the recent consolidation of shares, re-denominating the ordinary shares of GBP0.25 (Sedol 0343006) to GBP0.025 (Sedol B07KD36).

This notification relates to issued ordinary shares of GBP0.025 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 56,734,290 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 56,734,290 shares giving the Aviva group a total percentage interest in the shares of 5.06%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Aviva plc.

If you require further information as to which companies in the Aviva group hold interests in the shares (by virtue of s.203 of the Act) please submit a written request and we will be happy to supply this information.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

LETTER FROM: DIANE THIRKETTLE
for and on behalf of Aviva plc

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	4,120,530	(Material)
Chase GA Group Nominees Ltd	45,458,220	(Material)
Chase Nominees Ltd	1,268,930	(Material)
CUIM Nominee Ltd	5,886,610	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 5.06%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 1,121,799,870

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	4,120,530	(Material)
Chase GA Group Nominees Ltd	45,458,220	(Material)
Chase Nominees Ltd	1,268,930	(Material)
CUIM Nominee Ltd	5,886,610	(Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 5.06%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 1,121,799,870

LETTER: COBHAM PLC
DATED: 12 JULY 2005

COBHAM PLC (THE "COMPANY") - SEDOL 0343006

This notification supersedes our previous notification to you dated 9 June 2005 and is prompted by the recent consolidation of shares, re-denominating the ordinary shares of GBP0.25 (Sedol 0343006) to GBP0.025 (Sedol B07KD36).

This notification relates to issued ordinary shares of GBP0.25 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).

1.1 Morley Fund Management Limited no longer have a notifiable interest in the shares.

2. Notification on behalf of Aviva plc.

2.1 Aviva plc no longer have a notifiable interest in the shares.

LETTER FROM: DIANE THIRKETTLE
for and on behalf of Aviva plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Share Subdivision
Released	07:00 08-Jul-05
Number	6473O

8 July 2005

COBHAM SHARE SUBDIVISION

As announced on 8 June, from midnight tonight Cobham plc's share capital will be subdivided such that each existing ordinary share will be replaced by ten new ordinary shares.

The new subdivision of share capital has been made to improve liquidity in the trading of Cobham plc shares.

Dealings in the new ordinary shares are expected to commence at 8 a.m. on Monday 11th July.

NOTES TO EDITOR

Cobham plc – Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

ENQUIRIES
Cobham plc
Allan Cook — Telephone +44 (0) 1202 882020
Chief Executive — or +44 (0) 7802 353874
Warren Tucker
Group Financial Director — As above

Weber Shandwick Square Mile
John Coles/Helen Thomas — Telephone +44 (0) 207 067 0722

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	07:00 08-Jul-05
Number	6467O

8 JULY 2005

ADDITIONAL LISTING

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a blocklisting of 875,850 new ordinary shares of 2.5p each.

These shares result from the sub-division of the existing outstanding blocklisting of ordinary 25p shares and will be allotted from time to time in accordance with the exercise of options under the following schemes:

Scheme	Shares
The Cobham Savings Related Share Option Scheme	399,460
The Cobham Executive Share Option Scheme (1994)	476,390

The shares are expected to be admitted to the Official List on 11 July 2005.

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Blocklisting Interim Review
Released	15:56 01-Jul-05
Number	3749O

RNS Number:3749O
Cobham PLC
01 July 2005

BLOCK LISTING SIX MONTHLY RETURN

Name of applicant:	Cobham plc
Name of scheme:	Cobham Executive Share Option Scheme (1994)
Period of return: From:	01.01.05 To 30.06.05
Balance under scheme from previous return:	*283,888 * reflects adjustment of -6,931 on previously reported figure of 290,819 @ 31.12.04
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	60,000 (20.06.05)
Number of securities issued/allotted under scheme during period:	296,249
Balance under scheme not yet issued/ allotted at end of period:	47,639
Number and class of securities originally listed and the date of admission	17.04.96 - 182,149 01.12.04 - 200,000 15.05.98 - 540,000 02.06.04 - 100,000 23.06.04 - 100,000 11.07.03 - 100,000
Total number of securities in issue at the end of the period	112,179,987 @ 30.06.05 and record date (8.7.05)
Name of contact:	J M Pope
Address of contact:	Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ
Telephone number of contact:	01202 882020

SIGNED BY ____J M Pope, Company Secretary, Cobham plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Blocklisting Interim Review
Released	15:49 01-Jul-05
Number	3742O

RNS Number:3742O
Cobham PLC
01 July 2005

BLOCK LISTING SIX MONTHLY RETURN

Name of applicant:	Cobham plc
Name of scheme:	Cobham Savings Related Share Option Scheme
Period of return: From:	01.01.05 To 30.06.05
Balance under scheme from previous return:	*266,779 * reflects adjustment of -2094 on previously reported figure of 268,873 @ 31.12.04
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	50,000 (29.4.05)
Number of securities issued/allotted under scheme during period:	276,833
Balance under scheme not yet issued/ allotted at end of period:	39,946
Number and class of securities originally listed and the date of admission	16.7.03 - 66,000 30.12.04 - 250,000 02.02.04 - 160,000 20.02.04 - 90,000 23.06.04 - 25,000
Total number of securities in issue at the end of the period	112,179,987 @ 30.06.05 and record date (8.7.05)
Name of contact:	J M Pope
Address of contact:	Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ
Telephone number of contact:	01202 882020

SIGNED BY ____J M Pope, Company Secretary, Cobham plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Disposal
Released	07:00 27-Jun-05
Number	0654O

RNS Number:0654O
Cobham PLC
27 June 2005

For release at 7.00am 27 June 2005

DISPOSAL OF COBHAM FLUID SYSTEMS PRODUCTS DIVISION
FOR £8 MILLION

Cobham announces that it has agreed the disposal, subject to regulatory approval, of the trade and assets of Cobham Fluid Systems Limited products division (part of Cobham's Aerospace Systems Group) to Meggitt PLC. The consideration of £8 million, which is subject to a working capital adjustment, is payable in cash on completion. This is anticipated to take place in Q3 2005.

Cobham Fluid Systems products division, based in Blandford, Dorset, UK, was originally a small part of the business acquired from BAE Systems plc in 2000, the majority of which Cobham integrated into FR Hi-TEMP. The business has 52 employees and designs, develops, manufactures and distributes products for use in the treatment, handling and distribution of specialist fluids and gases in respect of non airborne applications. Its turnover in the year ended 31 December 2004 was £6.7m.

Commenting on the disposal Allan Cook, Chief Executive, Cobham, said:
'The disposal of this division is in line with our stated objectives of focusing on our core business of aerospace and defence. The net proceeds will be reinvested in the development of niche positions within these core markets.'

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

ENQUIRIES

Cobham plc

Allan Cook
Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director — Telephone +44 (0) 1202 882 020

Weber Shandwick Square Mile
Kirsty Raper, Director — Telephone +44 (0) 207 067 0722

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:00 23-Jun-05
Number	9389N

RNS Number:9389N
Cobham PLC
23 June 2005

23 June 2005

ACQUISTION OF US LIFE SUPPORT COMPANY COMPLETED

Further to the press release on 24 December 2004 and following regulatory approvals, Cobham announces that it has now completed the acquisition of H Koch & Sons Co (Koch).

Based in Anaheim, California, USA, and employing 54 people, Koch was founded in 1909 and is a leading provider of active and passive restraint systems, survival kits and emergency lighting. Koch has a highly complementary product range that will enhance the existing Cobham Life Support segment.

Koch will be managed by Conax Florida, based in St Petersburg, Florida, USA and will be incorporated into the Cobham Life Support segment which Cobham has built, through acquisition and organic growth, into a global leader in this area.

The operating profits for the year ended 31 January 2005 were US$6.0m and net assets as at 31 January 2005 were US$5.5m. As a result of updating our review of the business since December 2004, our estimates of profitability have been reduced due to order delays and the acquisition price has been reduced from US$63 million to US$51 million. The acquisition is expected to be earnings enhancing immediately.

Andy Stevens, President, Cobham's Aerospace Systems Group said:

'We are very pleased to have brought Koch into the Cobham portfolio. Together with Conax, Carleton and Draeger Aerospace we now offer a comprehensive range of life preserving and support equipment for the aviation industry.'

Notes to Editor
Cobham is a leading supplier of specialised equipment for the aerospace, defence, homeland security, communications and search and rescue markets. It also operates, modifies and maintains aircraft for military training, special mission operations and outsourced freight and passenger services.

Cobham's Aerospace Systems Group - the principle activities are the design, manufacture, sale and support of fluid and air distribution components and systems, countermeasures, air refuelling equipment, aviation auxiliary mission equipment and life support equipment for the aerospace and defence markets.

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

Weber Shandwick Square Mile
Kirsty Raper, Director Telephone +44 (0) 207 067 0748

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Resignation of Director
Released	07:00 20-Jun-05
Number	7590N

RNS Number:7590N
Cobham PLC
20 June 2005

20 June 2005

Cobham Plc
Resignation of Director

The Board of Cobham Plc announces that Geoff Cooper, Managing Director of Chelton has tendered his resignation which the Board has accepted to take effect immediately. The Board wishes to thank Geoff for his valuable contribution to Chelton and the Cobham Group over the last 15 years. In the interim, Allan Cook will assume responsibility for the leadership of the Chelton Group.

ENQUIRIES
Cobham plc — Telephone +44 (0) 1202 882020
Gordon Page, Chairman
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile — Telephone +44 (0) 207 067 0749
John Coles, Director
Susan Ellis, Chairman

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

Chelton - Cobham's Chelton Group has an extensive global presence with facilities extending into Europe, North America and South Africa. It is one of the world's leading designers and suppliers of antennas, aircraft communication and navigation equipment, microwave sub systems, radomes and composite structures for the aerospace, defence, law enforcement and national security, search and rescue and communications markets.

Chelton Microwave Corporation - Based in Bolton, Massachusetts, USA, CMC is a wholly owned subsidiary of Cobham and develops, manufactures and integrates advanced microwave products for the US and international armed forces.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	10:17 17-Jun-05
Number	7077N

RNS Number:7077N
Cobham PLC
17 June 2005

17 June 2005

COBHAM PLC ACQUISITION OF VECTOR FIELDS LTD

Cobham announces that Chelton Ltd has acquired, for cash, 100% of the share capital of Vector Fields Ltd (Vector) for a consideration of £1.2m on a debt free basis. Vector's turnover for the year ending 31 August 2004 was £1.43m. The acquisition was completed on 14 June 2005.

Vector develops and supplies commercial software products for the design of equipment which involves electromagnetic fields. It has two principal product ranges: OPERA - a suite of programmes for the design of electric and magnetic systems, and CONCERTO - a software environment for designing RF, microwave and optical components and systems. The company's products are used for a wide range of applications including antennas, microwave filters, couplers, magnetic resonance imaging, disk recording heads, electric motors and generators.

Vector has customers in Asia, Europe and the USA. The company operates from its head office in Kidlington, Oxfordshire, UK, and through a subsidiary company, Vector Fields Inc, based in Illinois, USA.

Within the Antennas and Electromagnetics segment of Chelton It is planned to merge the electromagnetics division of Culham Electromagnetics and Lightning Ltd (Culham Electromagnetics) with Vector. This division has expertise in high frequency electromagnetics. It developed CLASP, an electromagnetic solver which is already a component within CONCERTO. The skills available within Culham Electromagnetics are complementary to those within Vector and combining the two groups will strengthen Vector's overall ability to serve customers in its three principal markets - design software for electric and magnetic systems (OPERA), design software for RF, microwave and optical components (CONCERTO), and consultancy engineering. The combined group will continue to trade as Vector Fields Ltd.

NOTES TO EDITOR
Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft

for military training, special mission flight operations and outsourced freight and passenger services.
Chelton - Cobham's Chelton Group has an extensive global presence with

facilities extending into Europe, North America and South Africa. It is one of the world's leading designers and suppliers of antennas, aircraft communication and navigation equipment, microwave sub systems, radomes and composite structures for the aerospace, defence, law enforcement and national security, search and rescue and communications markets.

Culham Electromagnetics and Lightning Ltd specialises in solving practical engineering problems in which lightning, electromagnetic fields and charged particle flow play an important role. It offers testing, research and development, electromagnetic software, design consultancy and specialist microwave hardware.

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director — Telephone +44 (0) 1202 882020

European Antennas
Brian Phillips — Telephone +44 (0) 1638 731888

Vector Fields Ltd
Dinah Trowbridge — Telephone +44 (0) 1865 370151

Weber Shandwick Square Mile
Kirsty Raper, Director — Telephone +44 (0) 207 067 0749

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	11:29 15-Jun-05
Number	5964N

RNS Number:5964N
Cobham PLC
15 June 2005

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 60,000 ordinary shares of 25p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Executive Share Option Scheme (1994).

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	11:48 10-Jun-05
Number	4158N

RNS Number:4158N
Cobham PLC
10 June 2005

Letter to Cobham Plc
Letter dated 9 June 2005

COBHAM PLC (THE "COMPANY") - SEDOL 0343006

This notification supersedes our previous notification to you dated 18 April 2005 and is prompted by the transfer of 189,454 shares from a fund in which we have a beneficial interest to a fund in which we have no beneficial interest.

This notification relates to issued ordinary shares of GBP0.25 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 6,559,819 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the below Appendix: Morley Fund Management Limited.

2. Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 6,559,819 shares giving the Aviva group a total percentage interest in the shares of 5.85%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the below Appendix: Aviva plc.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter.

The Company Secretary
Cobham plc

9 June 2005

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	574,433 (Material)
Chase GA Group Nominees Ltd	4,992,570 (Material)
Chase Nominees Ltd	404,155 (Material)
CUIM Nominee Ltd	588,661 (Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 5.85%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 112,072,165

The Company Secretary
Cobham plc

9 June 2005

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	574,433 (Material)
Chase GA Group Nominees Ltd	4,992,570 (Material)
Chase Nominees Ltd	404,155 (Material)
CUIM Nominee Ltd	588,661 (Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 5.85%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 112,072,165

Letter from Aviva plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Share sub-division/AGM
Released	13:50 08-Jun-05
Number	3112N

RNS Number:3112N
Cobham PLC
08 June 2005

Cobham plc

Share sub-division/AGM

Shareholders approve the company's share capital re-organisation proposals. At the company's annual general meeting ('AGM') held at 12 noon today, Wednesday 8th June 2005, a resolution was passed on a show of hands authorising the sub-division of the company's share capital, both issued and unissued, so that each ordinary share of 25p nominal value is divided into 10 new ordinary shares of 2.5p nominal value each.

The re-organisation takes effect from 11.59 p.m. on 8th July 2005. Dealing in the new ordinary shares is expected to commence at 8.00 a.m. on 11th July 2005.

It is confirmed that Mr J D M Smith retired as a non-executive director of the company with effect from the close of the AGM.

All other resolutions proposed at the AGM were also passed on a show of hands.

Copies of the resolution to sub-divide the company's ordinary shares and of the resolution to adopt new articles of association (neither of which relate to ordinary business) are being submitted to the UK Listing Authority and will shortly be available for publication at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	AGM Statement
Released	12:22 08-Jun-05
Number	3035N

RNS Number:3035N
Cobham PLC
08 June 2005

08 June 2005

COBHAM ANNUAL GENERAL MEETING STATEMENT: 2005

At the Annual General Meeting held at noon today, Cobham issued the following statement:

"Since the beginning of 2005 Cobham has completed three small acquisitions - WA Systems (UK) a battle field management systems company, TCRMA (France) which manufactures and repairs aviation components and Mast Systems International Finland), a manufacturer of portable and mobile telescopic masts for military use. The acquisition of REMEC Defense (US), which designs and manufactures integrated active microwave assemblies critical to electronic warfare, was completed for US$260m in May. This is our largest acquisition to date, complements our current microwave capability and offers excellent opportunity for growth.

Progress is being made on three potential contracts where we are preferred bidder. These relate to FSTA, Sentry and the operation of Boeing 717s for Qantas, Australia. Progress continues on the development of the fuel pump system for the A380, and to determine the future of FR Countermeasures Inc.

Work undertaken to ensure a smooth transition to International Financial Reporting Standards (IFRS) is complete and on 7 June Cobham announced the impact of restating its 2004 results in accordance with IFRS.

Spending in the US on defence, law enforcement and national security continues to be strong and Cobham is well positioned in these and other growth markets where there are opportunities to enhance both product range and service to customers. Strong order intake has resulted in a current order book of £1.4b and this, coupled with operational improvements, underpins performance for the rest of the year. Reflecting the pattern of earlier years, trading in 2005 will continue to be biased towards the second half. The Board remains confident in its outlook for the full year."

NOTES TO EDITOR
Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

Weber Shandwick
Kirsty Raper Telephone +44 (0) 20 7067 0722

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	12:15 07-Jun-05
Number	2397N

RNS Number:2397N
Cobham PLC
7 June 2005

Letter to: Cobham Plc
3 June, 2005

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	43,624	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	78,555	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	18,500	
HSBC Global Custody Nominee (UK) Ltd A/c 942187	12,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	177,000	
HSBC Global Custody Nominee (UK) Ltd A/c 130007	104,533	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	443,094	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	28,492	
HSBC Global Custody Nominee (UK) Ltd A/c 866197	2,892,296	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	19,400	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	20,100	
HSBC Global Custody Nominees (UK) Ltd A/c 969995	77,300	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	411,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	162,480	
	4,488,374	4.00%

We currently have a notifiable interest in 4,488,374 shares which we understand represents 4.00% of that class of your share capital calculated on an issued share capital of 112,072,165 shares.

Letter from Legal & General Investment Management

This information is provided by RNS

The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED
2005 NOV -8 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Summary Transition to IFRS
Released	10:22 07-Jun-05
Number	2291N

RNS Number:2291N
Cobham PLC
07 June 2005

07 June 2005

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Cobham plc will adopt International Financial Reporting Standards (IFRS) for its 2005 financial statements, as required for all European listed companies. Today, the Group announces completion of preparations for this change, including the restatement of its transition balance sheet+ and 2004 financial statements.

Summary Impact of IFRS

- 2004 operating profit increases by £13.2m (10%) to 149.1m. Underlying operating profit decreases by £6.1m (4%) to £150.8m. Both of these movements include a reduction of £3.5m due to reclassification of joint venture interest and tax. This has no impact on profit after tax
- Underlying operating margin falls by 0.8%pts to 15.2%. #
- 2004 profit after tax increases £16.2m (19%) to £101.2m. Underlying profit after tax reduces by £3.1m (3%) to £102.9m
- Basic earnings per share (EPS) for 2004 increased by 14.5p (19%) to 90.5p. Underlying EPS down by 3.2p (3%) to 91.6p
- Key underlying profit impacts for 2004 arise from;
 - Treatment of share incentives
 - Changes to employee benefit accruals
 - Long term contracts
 - Increased deferred tax charge
- No impact on cash flow

As previously, the Cobham group will report an adjusted presentation for its profitability and earnings, in parallel with the basic financial results, in order to present the underlying position and trends in the business. Underlying profit under UK GAAP has been defined as profit before the impact of goodwill amortisation and the impact of exceptional items. Under IFRS underlying profit will be defined as profit after removing the impact of amortisation of intangibles recognised on acquisition, exceptional items and, for 2005 onwards, the impact of changes in the fair value of derivative financial instruments, primarily employed to manage currency exposures, on transactions denominated in US dollars.

A more detailed review of the impacts of the changes in reporting standards as they affect the transition balance sheet and the 2004 financial statements are

contained in a separate press release, also published today.

Both of these press releases are also available on the Cobham web site at http://www.cobham.com/download/Transition_to_IFR_Standards.pdf

+ In adopting new standards for the 2005 financial year, it is necessary to restate the opening balance sheet for 2004 in order to correctly present the income statement effects of the standard change in the comparative year. The transition date for Cobham's adoption of IFRS standards is therefore defined as 1st January 2004.

Includes 0.2%pts due to the reclassification of tax expense - see section 8.1

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

ENQUIRIES

Cobham plc

Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

Weber Shandwick
Rachel Taylor Telephone +44 (0) 207 067 0730

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Transition to IFRS
Released	10:20 07-Jun-05
Number	2287N

RNS Number:2287N
Cobham PLC
07 June 2005

07 June 2005

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

1. Introduction

In accordance with European Union regulations, all groups listed within the European Union are required to report their financial statements in accordance with International Financial Reporting Standards (IFRS) for all accounting periods commencing on or after 1st January 2005.

In order to comply with this requirement, Cobham plc will publish its 2005 Interim Report for the period up to June 2005 on the basis of IFRS, including the restatement of June 2004 comparative information.

The purpose of this report is to provide guidance as to the impact of the initial transition balance sheet adjustments and the restatement of the 2004 published financial statements. Although our independent auditors have provided guidance and commented upon the process of transition, the numbers in this report are not audited.

Appendices to this report give detail as to the impact of specific adjustments made in the transition from UK GAAP financial statements to amended statements prepared under IFRS. The numbers quoted in this press release and the appended tables are unaudited and could be subject to minor revisions when 2005 financial statements are actually published.

2. Implementation Process

A detailed review of the Group's accounts has been conducted at operating unit and consolidated levels, focusing on the differences between UK GAAP and IFRS which are expected to have a material impact for the Group. This process was assisted by consultation with professional bodies and our auditors and validated by participation in industry fora. A training programme was also developed and delivered to divisional and operating unit finance teams.

For those accounting standard changes which were identified as potentially impacting on the Cobham results, the specific quantitative changes were calculated at operating unit level, consolidated and overlaid onto the published UK GAAP results. A detailed review was undertaken of these operating unit inputs at both the divisional and group level and the process undertaken by the Group was separately reviewed by our independent auditors, without detailed work to examine the outputs.

3. Management of the Business

Cobham group will continue to run its business to maximise economic benefit to its shareholders with a particular eye to cash (which is unaffected by the transition to IFRS). In particular we will continue to manage foreign currency transaction exposure on a macro hedging basis, even though this does not qualify for the adoption of hedge accounting under IAS 39 (Financial Instruments: Recognition and Measurement).

We envisage no changes to the conduct of business as a result of adopting IFRS.

4. Covenants

Covenants relating to borrowings are all framed within the context of UK GAAP accounting and are therefore unaffected by this change in accounting base. It is our intention, in consultation with the loan providers, to rebase these agreements to an IFRS framework.

5. Summary of Impacts to Financial Statements

5.1 Summary Profit and Loss Impacts

There are a number of accounting changes that impact on the reported profit within the consolidated income statement for the Group.

£ millions	Operating Profit		Profit After Tax	
UK GAAP		135.9		85.0
7.1 IAS 1 (reclassification of JV's)	(3.5)		-	
8.1 IAS 12 (taxes on income)	-		(1.5)	
8.2 IAS 18/23 (long term contracts)	(0.5)		(0.2)	
8.3 IAS 19 (employee benefits)	(0.6)		(0.4)	
8.5 IAS 38 (development costs)	0.2		0.1	
8.6 IFRS 2 (share incentives)	(1.7)		(1.6)	
8.7 IFRS 3 (goodwill amortisation)	21.0		21.0	
8.8 IFRS 3 (business combinations)	(1.7)		(1.2)	
IFRS (unaudited)		149.1		101.2

5.2 Reconciliation of Underlying Operating Profit Change

£ millions	UK GAAP		IFRS (unaudited)	
Group Operating Profit		135.9		149.1
Reverse goodwill amortisation	21.0		-	
Reverse IFRS 3 amortisation	-		1.7	
Underlying Operating Profit		156.9		150.8

5.3 Summary Balance Sheet Impacts

Net Assets £ millions	Opening Adjustments *		2004 Adjustments	
UK GAAP		456.9		509.7
Carry forward opening adjustments			13.9	
8.1 IAS 12 (taxes on income)	(4.6)		(1.6)	
8.2 IAS 18/23 (long term contracts)	(5.9)		(0.2)	
8.3 IAS 19 (employee benefits)	(1.5)		(0.5)	
8.4 IAS 21 (currency translation)	-		(2.8)	
8.5 IAS 38 (development costs)	1.9		0.1	
8.6 IFRS 2 (share incentives)	1.8		0.1	
8.7 IFRS 3 (goodwill amortisation)	-		21.0	

8.8 IFRS 3 (business combinations)	-		(1.2)	
8.9 IAS 10 (retiming dividend)	22.3		2.5	
Other	(0.1)		-	
IFRS (unaudited)	13.9	470.8		541.0

The impact of each of the material items above will be dealt with in more detail in following sections

* In adopting new standards for the 2005 financial year, it is necessary to restate the opening balance sheet for 2004 in order to correctly present the income statement effects of the standard change in the comparative year. The transition date for Cobham's adoption of IFRS standards is therefore defined as 1st January 2004.

In order to more clearly show the impact of IFRS accounting changes on the balance sheet within the 2004 financial year, the total impact of opening balance sheet changes from the previous column is carried forward here.

6. Transitional Arrangements

Under the provisions of IFRS 1 (First Time Adoption of IFRS), specific exemptions either must or may be applied in certain areas as part of the transition of the financial statements to IFRS. Of the exemptions that may be adopted by election of the reporting entity, Cobham has taken advantage of the following;

- Business combinations completed prior to 1st January 2004 have not been restated under IFRS 3 (Business Combinations) provisions

- The opening fair values of fixed assets have been deemed to be their accounting values as at 1st January 2004, after reviewing for impairment as appropriate.

- IAS 21 (The Effects of Changes in Foreign Exchange Rates) requires the cumulative impact of movements in translation rates on the assets of the business to be tracked separately and, should that subsidiary subsequently be sold, that cumulative translation value is reversed as part of the sale transaction. IFRS 1 allows that the cumulative translation differences relating to overseas subsidiaries can be set to zero as at 1st January 2004, which has been adopted.

- The specific transitional provisions under IFRS 2 (Share-based Payments) only require share grants made after 7th November 2002 to be restated. Remaining outstanding awards prior to this period have continued to be accounted for under UK GAAP.

- As allowed by the specific provisions within IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement), transition to these standards is effective from the 1st January 2005 and no adjustments have been made in 2004.

7. Reclassification and Presentational Changes

There are a number of presentational changes specified for the output formats of IFRS financial statements compared to those prepared under pre-existing UK GAAP. Many of these changes only affect detailed disclosure requirements and are not dealt with in this report. However, there are a limited number that affect the presentation of the primary financial statements themselves:

7.1 Income from Joint Ventures

IAS 1 (Presentation of Financial Statements) requires that the income from equity accounted joint venture and associate partnerships is presented post tax within Group profit before interest and tax. The impact of this change is to reduce Group operating profit by the interest and tax element relating to joint ventures, with a corresponding decrease in net interest expense and tax on profit. This does not change the reported profit after tax or earnings per share.

For full year 2004 the impact for Cobham plc of this change is as follows:

£ millions	UK GAAP		IFRS (unaudited)
Group operating profit	129.6		129.6
Share of income from JV's & Associates	6.3	(3.5)	2.8
	135.9		132.4
Net interest	(10.5)	2.0	(8.5)
Other finance income	0.5	-	0.5
Group profit before taxation	125.9		124.4
Tax on profit	(40.9)	1.5	(39.4)
Profit after tax	85.0		85.0

7.2 Other Presentation Issues Affecting Primary Statements

IAS 1 also requires the separate presentation of interest income and expense on the face of the income statement and requires separate disclosure of certain assets and liabilities currently presented net on the balance sheet.

The material presentational changes to the Cobham plc consolidated balance sheet are:

- Debtors due after more than one year are now presented within non-current assets (as opposed to current assets under UK GAAP), as is the deferred tax asset.

- Corporation tax creditor is now separately disclosed on the face of the balance sheet, as are investment properties (shown net within tangible fixed assets under UK GAAP)

- Value of investment in joint ventures and associates may now be presented net (shown separately under UK GAAP)

- Gross pension deficit liability and gross deferred tax liabilities are now shown within the category of non-current creditors.

These reclassifications do not affect the reported value of net assets including pension liability

7.3 Segmental Reporting

There will be no major changes to the primary segmental analysis presented by the Group as the current analysis already meets the requirements of IAS 14. It is probable that Australasia will be shown separately from the Rest of The World within the geographical analysis.

8. Detail on Changes Impacting on Published Results

8.1 Taxes on Income (IAS 12)

Under UK GAAP, FRS 19 requires deferred tax is recognised on the basis of

timing differences between accounting and tax bases.

Under IFRS, the concept of "temporary differences" has been introduced which requires the consideration of potential deferred tax assets and liabilities for all differences between the accounting and tax bases. After reviewing the Group's tax position with respect to its accounting base, a number of specific areas for change were identified.
The Group has revalued an investment property on its books, requiring an adjustment under IAS 12 to its opening balance sheet position of £0.5m increase in deferred tax liabilities.

Acquired assets have been identified that are either UK non-qualifying assets or assets that were revalued before acquisition by the Cobham group. A deferred tax provision of £4.3 m has been booked to the balance sheet as at 1st January 2004. No charge has been accrued for the year.

A tax charge is required under IAS 12 where goodwill amortisation is chargeable for tax. An additional charge of £1.5m has been made to the 2004 income statement in respect of this. Where future acquisitions involve this sort of transaction (primarily US acquisitions which are either asset purchases or share purchases where a s338 election has been agreed), this differential is likely to be increased.

Under the application of our policy certain items have always been classified as tax. At the same time as changing the treatment of tax for IFRS, these items will also be reclassified. In general this will lead to a reclassification of approximately £1m per year being credited to the tax charge and debited to administrative expense.

8.2 Long Term Contracts (IAS 18/23)

Finance costs within one contract which are currently matched to revenue under the provisions of SSAP 9 have been reviewed will be written off as incurred under the provisions of IAS 23 (Borrowing Costs).
Under UK GAAP an item of revenue relating to income from a financing arrangement has been reviewed. Under IAS 18 (Revenue), the future revenue stream is required to be discounted, which has not been the case under UK GAAP.

8.3 Employee Benefits (IAS 19)

As permitted under UK GAAP, Cobham fully adopted FRS 17 into its primary financial statements in 2003. There is very little impact, therefore, from the change to IAS 19 with respect to post retirement benefits, as the provisions of these two standards are very similar. Cobham will elect to continue to charge actuarial gains and losses through the Statement of Recognised Income and Expenditure and will not use the corridor approach to revaluation of any surplus/deficit. The only material change, therefore, is that IAS 19 requires defined benefit scheme assets to be valued at bid price, as opposed to mid market price, as is required under FRS 17. The impact of this change is to reduce the value of combined scheme assets across the Group by £1.0m, increasing the overall pension deficit accordingly.
Under IAS 19 there is also a more rigorous requirement to recognise the monetary value of other employee benefit commitments not settled at the period end. Review of this across the Group has identified an opening balance sheet adjustment of £1.1m and a further £0.6m of charges attributable to the 2004 financial year.

8.4 Currency Conversion (IAS 21)

Under UK GAAP, the provisions of SSAP 20 applicable to foreign currency transactions and current assets/liabilities allow them to be translated to

the reporting currency at an applicable forward currency contract rate, as an alternative for the spot rate applicable to the date of the transaction or the balance sheet.

Under IAS 21 all transactions and balances must be converted to reporting currency at the applicable spot rate. The ability to recognise the impact of forward currency contracts is governed by IAS 39, as described later. However, the provisions of IAS 39 are not required to be applied to 2004 and so application of IAS 21 reclassifies the impact of hedge accounting within the income statement but does not affect overall profitability for this period. The full implementation of IAS 32 and IAS 39 in 2005 will change this position, as described below.

For 2004, the implementation of IAS 21 resulted in the reclassification of £3.8m of revenue and £1.4m of cost of sales to administrative expense. Net assets at the end of 2004 were reduced by £2.8m, representing the retranslation of goodwill to spot rate, which was not required under UK GAAP.

8.5 Development Costs (IAS 38)

Under UK GAAP an entity may elect to capitalise development costs when certain conditions are met. The policy of Cobham plc under UK GAAP has been to write off all development costs not chargeable to customers as it has been incurred.

Under IFRS, provided that the overall criteria for recognising an intangible asset have been met, all development costs for a specific project incurred after a separate specific set of tests are passed must be capitalised and the asset amortised over its estimated useful life. Costs incurred before the tests are met remain written off as incurred.

All material development projects have been examined. In many cases, particularly within the Chelton division of the business, developments which otherwise might have generated an asset under IAS 38 were determined to be adaptive engineering extensions of existing products or processes. No costs were capitalised in these cases as the general criteria for intangible asset recognition are not met. Within the Aerospace Systems division there were some specific projects that met the IAS 38 criteria for capitalisation, both prior to and subsequent to transition date.

At transition, a net intangible asset of £2.6m was recognised. For the 2004 financial year, a net improvement of £0.2m in operating profit was identified with capitalisation of costs previously written off slightly outweighing the cost of amortisation of development assets. However, it is our belief that the financial impact on underlying performance of the new reporting requirements of IAS 38 in this area will remain minimal as, even where projects meet all of the criteria for capitalisation of further costs, the key technical feasibility test is often not demonstrated until late in the development effort.

8.6 Share Incentives (IFRS 2)

Under UK GAAP, all Cobham share incentive programmes were accounted for under UITF 17, which is based on the intrinsic value of the awards. Approved, all-employee share saving schemes, however, were exempted from a charge under this standard and, as executive options have a strike price equal to the market value at the time of grant, the intrinsic value of these awards was calculated as zero and so no charge was made.

Under IFRS 2, charges are required for all share based remuneration schemes. These charges are designed to reflect the fair value of the option awarded as at the time of grant. Transitional arrangements for this standard require

its application to all awards granted after 7th November 2002. Cobham's calculation of the valuation of the options utilises a methodology based on the Black-Scholes model, modified where required to allow for the impact of market related performance criteria.

The 2004 operating charge for all relevant schemes under this standard was £1.7m. Due to the 3, 5 and 7 year cycles associated with these types of award, future years are likely to increase by the same amount again in both 2005 and 2006.

8.7 Amortisation of Goodwill (IFRS 3)

Under UK GAAP, goodwill recognised on acquisitions made after 1997 was amortised over its useful life, which in most cases for Cobham's acquisitions was 20 years.

Under IFRS 3, goodwill, including residual goodwill from pre-transition acquisitions, is no longer amortised, but is required to be reviewed for impairment at least annually.

At transition, Cobham group held a net goodwill asset of £342.1m, which under the transitional arrangements laid out in IFRS 1 was deemed to be the fair value of these assets, following impairment reviews. It should be noted that the provisions of IFRS 1 require that judgements required to be made in reaching decisions regarding transitional items must be made only with the information that would have been available at that time. Under UK GAAP for 2004 an amortisation charge of £21.0m was taken, which is not charged under IFRS. In presenting its underlying profit and earnings performance under UK GAAP, Cobham has previously reversed the goodwill amortisation charge. This change, therefore, better aligns the accounting treatment of goodwill with our presentation of the underlying performance of the business.

8.8 Business Combinations (IFRS 3)

Under UK GAAP the criteria for recognition of specific intangible assets arising from acquisition were not well defined. Under IFRS 3 there is a specific requirement to recognise many types of intangible asset, such as acquired order backlog, customer relationships and acquired technology assets, at fair value on acquisition and to amortise these over an appropriate period. This reduces the amount of residual goodwill recognised.

Under the provisions of IFRS 1, business combinations completed before transition are not required to be restated. The scope of this adjustment within the transition exercise for Cobham group was therefore limited to the six acquisitions completed in 2004. Following a review of these acquisitions, total specific intangible assets were identified with a fair value at acquisition of £18.7m, out of a total goodwill addition under UK GAAP of £49.9m. An amortisation charge of £1.7m was taken during the year for the period between acquisition date and the end of the year.

Clearly, acquisitions in 2005 and beyond will increase the assets recognised in this category and the associated amortisation charge. It is our belief that this charge, being essentially a reclassification of costs associated with goodwill, which will potentially shorten the period of amortisation significantly. It willtherefore be reversed in the presentation of the Group's underlying profitability and earnings results under IFRS, consistent with previous treatment of goodwill amortisation under UK GAAP.

8.9 Post Balance Sheet Events (IAS 10)

Under IAS 10, there is a requirement not to recognise a dividend creditor

until it the dividend is fully authorised. It has therefore been necessary to reverse the final dividend booked into creditors under UK GAAP.

9 Accounting for Financial Instruments

Under UK GAAP, derivative financial instruments are not recognised on the face of the balance sheet, although valuations and other key information are disclosed in the notes to the accounts, presented under FRS 13. IAS 32 and IAS 39 require that all derivative financial instruments are recognised at fair value on the balance sheet and that movements in the fair values of these instruments are recorded through the income statement, unless certain specific criteria apply.

If derivative financial instruments are specifically matched against an individual financial exposure at their inception and the effectiveness of the hedge thus provided meets certain criteria, movements in the fair value of that instrument may be recycled through equity and released to the income statement at the same time and place as the base transaction. This process is known as "hedge accounting" under the principles of IAS 39 and effectively replicates the current UK GAAP accounting process.

Cobham holds a small number of interest rate derivatives and net asset hedges (foreign currency assets or liabilities held on the balance sheet matched against investment exposures in the same currency). There are also a substantial number of foreign exchange derivative instruments with which the forward foreign currency exposures of the Group are managed on a macro basis.

The Group will seek to apply hedge accounting to interest rate swap instruments and net asset hedges, as the IAS 39 treatment for these transactions is achievable, given the predictability of their outcome. However, the macro approach that Cobham adopts towards managing its foreign currency transaction exposures does not allow the adoption of hedge accounting in this area.

The lack of ability to apply hedge accounting to foreign exchange derivatives will potentially lead to significant volatility in the income statement. In order to continue to provide clarity on the underlying profitability and earnings of the Group, underlying profit under IFRS will be reported excluding the impact of movements in the fair value of financial derivatives, thereby effectively reporting transactions at hedged rates.

The transitional provisions of IAS 32 and 39, whilst coming into effect for the 2005 financial period, do not require 2004 comparatives to be restated. There is therefore no impact on the 2004 statements and UK GAAP hedging rules effectively still apply. Effective from 1st January 2005 a prior year balance sheet adjustment will be made to reflect the value of £21.2m additional assets on the balance sheet.

Under the provisions of IAS 32 and 39, there are requirements to identify and, in certain circumstances separately report and value, implied derivative instruments contained within business contracts. These are referred to as embedded derivatives. An examination of the material contracts which contain these sorts of instrument has indicated that the effect of this change is immaterial. However, there is still some debate both within the industry and the profession as to the specific application of the standards in these circumstances. Should these items generate a material impact, this would also be removed from the presentation of the Group's underlying performance.

This press release and the appended tables are also available on the Cobham web site at http://www.cobham.com/download/Transition_to_IFR_Standards.pdf .

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

Weber Shandwick
Rachel Taylor Telephone +44 (0) 207 067 0730

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Notice of Investor Day
Released	09:07 03-Jun-05
Number	1135N

RNS Number:1135N
Cobham PLC
03 June 2005

3 June 2005

Cobham plc
Investor Day

Cobham plc announces that it is hosting an investor day in London on Tuesday 7 June 2005. The day will consist of a presentation on the impact of IFRS and presentations by Chelton, Aerospace Systems Group and Flight Operations & Services on strategic aspects of their respective businesses.

No material new information will be disclosed during the meeting.

Cobham, as usual, will be updating shareholders on current trading in the company's AGM statement which will be published on Wednesday 8 June 2005.

- Ends -

For further information:

Weber Shandwick Square Mile
Rachel Taylor / Helen Thomas +44 (0)20 7067 0700

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	08:05 23-May-05
Number	6110M

RNS Number:6110M
Cobham PLC
23 May 2005

COBHAM COMPLETES US$260M ACQUISTION OF
REMEC DEFENSE AND SPACE INC

Further to the announcement on 21 December 2004, Cobham now confirms that it completed the purchase of REMEC Defense and Space Inc. (Remec Defense), a wholly owned subsidiary of REMEC Inc., for a consideration of US$260 million in cash on Friday 20 May 2005. Headquartered in San Diego, California, and employing over 1,000 people, Remec Defense will report directly to Chelton Microwave Corporation (CMC), part of Cobham's Chelton Group (Chelton).
Remec:

- Is a leading company in the field of integrated microwave assemblies and sub systems for EW, radar and communications.
- Delivers a leading position in active, as well as extending Chelton's passive, microwave sub systems and components capability.
- Participates in top US defence programmes and platforms including: F-16, F/A-18, F/A-22, F-35, AMRAAM, AARGM, Tomahawk and Sea Sparrow,
- Doubles the revenues of Chelton's microwave business in the US.
- Has had a compound annual revenue growth over the last two years of 15% which is expected to continue.
- Is anticipated to be immediately earnings enhancing.

The current management team and all employees will remain with the business. Operations will continue at the present facilities in San Diego, California, Robinson, Texas, USA and Tijuana, Mexico.

Allan Cook, Chief Executive, Cobham plc, said
'The acquisition of Remec Defense brings new complementary capabilities to our existing and highly successful Chelton microwave business and will provide a significant contribution to Cobham's growth going forward. Microwave, integral with network centric warfare, is one of the fastest growing sectors in aerospace and defence and I am delighted to announce Cobham's continued expansion into this market.'

ENQUIRIES
Cobham plc
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director
Telephone +44 (0) 1202 882020

Weber Shandwick Square Mile
Kirsty Raper, Director
Telephone +44 (0) 207 067 0749

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

Chelton - Cobham's Chelton Group has an extensive global presence with facilities extending into Europe, North America and South Africa. It is one of the world's leading designers and suppliers of antennas, aircraft communication and navigation equipment, microwave sub systems, radomes and composite structures for the aerospace, defence, law enforcement and national security, search and rescue and communications markets.

Chelton Microwave Corporation - Based in Bolton, Massachusetts, USA, CMC is a wholly owned subsidiary of Cobham and develops, manufactures and integrates advanced microwave products for the US and international armed forces.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	09:03 13-May-05
Number	2683M

RNS Number:2683M
Cobham PLC
13 May 2005

Letter to Cobham
Dated 12 May 2005

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a purchase of shares in the Company, the notifiable interest held within the AEGON UK plc Group of Companies is varied from above 4% to above 5%.

No of Ordinary Shares bought:	349,436	
Resultant Total:	5,835 765	
Held as follows:	5,835,765	Chase Nominees Limited

For the purposes of the foregoing notification:-

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addressed.

From: AEGON Asset Management UK

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	16:18 12-May-05
Number	2504M

Directors' Share Interests

Cobham plc announces that on 11th May 2005 the following directors were conditionally awarded shares under the Cobham Long-Term Incentive Plan:

Name	No. of shares
A E Cook	24,234
G C Cooper	17,680
W G Tucker	17,680
A J Hannam	13,549
A J Stevens	17,680

In addition, the company granted on 11th May 2005 the following options over Cobham ordinary shares to the following directors:

Name	No. of shares
A E Cook	24,682
G C Cooper	18,007
W Tucker	18,007
A Hannam	13,800
A Stevens	18,007

The exercise price is £13.37 and the options are ordinarily exercisable between three and ten years from the date of grant to the extent that applicable performance conditions are met.

Name of contact and telephone number for queries:

John Pope 01202 857552

Name of author and company official responsible for making this notification:

John Pope

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	15:29 10-May-05
Number	1266M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

(a) W G Tucker
(b) A E Cook
(c) A J Hannam
(d) A J Stevens

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

(a) YBS Trustees
(b) YBS Trustees
(c) YBS Trustees
(d) YBS Trustees

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of partnership shares in the Cobham Share Incentive Plan

7) Number of shares/amount of stock acquired

(a) 111 ordinary shares
(b) 111 ordinary shares
(c) 111 ordinary shares
(d) 111 ordinary shares

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 25p shares

12) Price per share

£13.40

13) Date of transaction

9th May 2005

14) Date company informed

(a) 9th May 2005
(b) 9th May 2005
(c) 10th May 2005
(d) 9th May 2005

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held

following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....10th May 2005J M POPE

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	11:23 26-Apr-05
Number	5211L

RNS Number:5211L
Cobham PLC
26 April 2005

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 50,000 ordinary shares of 25p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Savings Related Share Option Scheme (1994).

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	15:14 19-Apr-05
Number	2490L

RNS Number:2490L
Cobham PLC
19 April 2005

Letter to Cobham Plc
Letter dated 18 April 2005

COBHAM PLC (THE "COMPANY") - SEDOL 0343006

This notification supersedes our previous notification to you dated 24 November 2004 and is prompted by purchases totalling 133,235 on 15 April 2005.

This notification relates to issued ordinary shares of GBP0.25 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 6,760,060 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 6,760,060 shares giving the Aviva group a total percentage interest in the shares of 6.06%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the below Appendix: Aviva plc.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter.

The Company Secretary
Cobham plc

18 April 2005

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	567,820 (Material)
Chase GA Group Nominees Ltd	4,989,117 (Material)
Chase Nominees Ltd	393,799 (Material)
CUIM Nominee Ltd	809,324 (Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 6.06%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,606,905

The Company Secretary
Cobham plc

18 April 2005

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	567,820 (Material)
Chase GA Group Nominees Ltd	4,989,117 (Material)
Chase Nominees Ltd	393,799 (Material)
CUIM Nominee Ltd	809,324 (Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 6.06%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,606,905

Letter from Aviva plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Annual Report and Accounts
Released	15:29 15-Apr-05
Number	1318L

RNS Number:1318L
Cobham PLC
15 April 2005

COBHAM PLC

Annual Report etc

The following documents have been sent to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. The documents are:-

- report and accounts in respect of 2004;
- shareholder circular incorporating secretary's letter, appendices and notice of annual general meeting;
- proxy card; and
- form of direction (relating to the company's share incentive scheme for employees).

The circular refers, among other things, to a proposed sub-division of the company's ordinary shares to be considered at the annual general meeting to be held on 8th June 2005. The directors are proposing that each existing ordinary share of 25p nominal be sub-divided into 10 new ordinary shares of 2.5p nominal to promote greater liquidity in the company's shares. If approved at the annual general meeting, the sub-division will become effective before the opening of trading on Monday 11th July 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	14:30 01-Apr-05
Number	4983K

RNS Number:4983K
Cobham PLC
01 April 2005

COBHAM PLC

DIRECTORS' SHARE INTERESTS

Conditional awards of ordinary shares made under the Cobham Long-Term Incentive Plan on 25th March 2002 to A E Cook (31,915) and G C Cooper (20,061) have lapsed. The lapses, which occurred on 25th March 2005, were as a result of the performance criteria subject to which the awards were made not being met.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED

2005 NOV -8 P 2:08

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Preference Share Dividend
Released	14:13 10-Mar-05
Number	5943J

RNS Number:5943J
Cobham PLC
10 March 2005

COBHAM PLC

PREFERENCE SHARE DIVIDEND

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 30th June 2005 at the rate of 3p per share. The dividend will be paid on 4th July 2005 to shareholders on the register at the close of business on 3rd June 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

74

RECEIVED
2005 NOV -8 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Final Results
Released	07:00 10-Mar-05
Number	5625J

Cobham plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

Cobham plc, the Aerospace and Defence Company, today announces another set of strong results:

	2004	2003	Chang
Orders received	£1,062.8m	£925.0m	+14.9'
Revenue	£983.0m	£832.6m	+18.1'
Underlying profit before tax (PBT)	£146.9m	£135.3m	+8.6'
Underlying earnings per share (EPS)	94.8p	93.5p	+1.4'
Basic earnings per share	76.0p	17.2p	+342.0'
Full year recommended dividend per share	31.0p	28.16p	+10.1'
Net cash generation from business	£65.6m	£49.7m	+32.0'

2004

- Record order intake
- Revenue growth driven by US demand and acquisitions
- Underlying operating margin 16%, PBT up 9% - after absorbing £11m impact from US$
- Like-for-like EPS* up 6%
- Strong cash generation with cash conversion at 82%
- Dividend per share up 10%
- Acquisitions made in 2003/4 adding value
- Chelton and Flight Operations & Services performing strongly
- Transition and investment in Aerospace Systems

2005

- Focus on mid-single digit organic growth
- Group margin expected to stabilise at 16%, despite known currency headwind
- Preferred bidder announced on Future Strategic Tanker Aircraft (FSTA)

Gordon Page, CBE, Chairman, commented:

"Cobham has delivered another set of strong results in a year where we have had challenges in Aerospace Systems. We are well positioned in growth markets where we continue to seek acquisitions that will enhance our product range and our capability to serve our customers. We look forward to achieving further progress in 2005."

10 March 2005

Throughout this document "underlying" is defined as excluding goodwill amortisation, and in 2003 exceptional loss on the disposal of Westwind, and £0.8m of restructuring costs in Racal Antennas

* Excluding FSTA bid costs and at constant translation exchange

Enquiries:

Cobham plc	Telephone +44 (0) 1202 882020
Allan Cook, Chief Executive	
Warren Tucker, Group Financial Director	

College Hill Telephone +44 (0) 207 457 2020
Matthew Smallwood

RESULTS

Profit on ordinary activities before taxation increased by 131% to £125.9m (2003 – £54.5m). Earnings per share increased by 342% to 76.0p (2003 – 17.2p). The 2003 figures include the disposal of Westwind.

The 2004 results continue the Group's outstanding growth trend over the past two decades. Turnover for the year has increased by 18.1% to £983.0m (2003 – £832.6m). Operating profit before goodwill amortisation rose by 6.2% to £156.9m (2003 – £147.7m). Underlying profit before tax rose by 8.6% to £146.9m (2003 – £135.3m). Underlying earnings per share of 94.8p (2003 – 93.5p) were 1.4% higher than the previous year.

A final dividend of 21.8p per share is recommended (2003 – 19.8p). Together with the interim dividend of 9.2p per share (2003 – 8.36p) which was paid in December, this represents an increase of 10% compared to 2003. Subject to shareholders' approval, the final dividend will be paid on 4 July 2005 to all shareholders on the register at 3 June 2005. Cobham is one of the few UK quoted companies to have increased annual dividends at 10% or more, for a decade.

MARKET

The aerospace and defence market has continued to develop and grow during 2004. In the military market the key priorities now include increased interoperability, rapid reaction, precision strike and information superiority. These priorities have driven technology insertion into systems and sub-systems for network enabling capability, unmanned aerial vehicles, air refuelling and life support systems.

In the commercial market, airline traffic has returned to levels seen in 2000, and 2005 is expected to see a further increase. Our two major customers, Airbus and Boeing, are forecasting higher levels of output for 2005 with further potential increases in 2006. Three new commercial aircraft are on the horizon – Airbus A350, Boeing 787 and, potentially, the Bombardier C Series.

CORPORATE DEVELOPMENT

During the year the Group successfully pursued its strategy of sustained development through organic growth and acquisition. Six acquisitions were completed for a total consideration of £61m. In addition, in December, agreement was reached to acquire H Koch and Sons (Koch) for a cash consideration of US$63m and Remec Defense & Space Inc. (Remec) for a cash consideration of US$260m. Both of these acquisitions are expected to complete in the second quarter 2005, subject to certain approvals. Remec, in particular, positions the Group well in the network enabling capability market. Three further small acquisitions for the Chelton Group were announced in February 2005.

BUSINESS OVERVIEW

Cobham has had strong performance in 2004 with record order intake and strong revenue growth. Profitability in Chelton and Flight Operations & Services has shown good organic growth and Aerospace Systems has had a year of transition and investment. The fall in the dollar has slowed profit growth, but this has been partially offset by our currency hedging programme.

The award of preferred bidder status for FSTA is welcome. Our bid costs in 2004 for FSTA have been £2.3m (2003 - £1.2m). This is a Cobham wide programme. The costs incurred are not attributable to any particular division and are excluded from the segmental profits shown below.

Aerospace Systems Group**

	2004	2003
Revenue	£385.7m	£319.7m
Operating profit*	£62.2m	£66.2m
Margin	16.1%	20.7%

* Excludes goodwill amortisation of £8.0m (2003 - £5.7m)
** Includes Cobham head office

The Aerospace Systems Group reported revenue up 21% and operating profit down 6.0%. This result reflects strong growth in air refuelling, UK countermeasures and life support. As previously indicated profit margins have fallen due to A380 development costs, start-up losses in the US countermeasures business, lower revenues from Eurofighter Typhoon production, US$ exchange rates and restructuring costs. Continued resolution of these challenges remains a management priority.

The **Life Support Division** has enhanced its reputation as a leader in aviation oxygen systems. The development and qualification of the suite of components for the A380 oxygen system has been achieved.

In the **Air Refuelling (AR) and Auxiliary Mission Equipment Division**, Flight Refuelling Limited (FRL) and Sargent Fletcher Inc (SFI) are leaders in the design and manufacture of AR and auxiliary mission equipment. Development of a refuelling pod to meet United States Air Force Special Operations Command requirements continues. Refuelling pods for both German and Royal Canadian Air Force A310 tankers and for Sukhoi for integration with an AR capable SU-30 fighter were delivered in 2004. FRL and SFI are also engaged in the production and supply of weapon carriage and release systems.

In the **Fluid and Air Division**, deliveries of the first fuel tubes and couplings for the Lockheed Martin F-35 Joint Strike Fighter were accomplished in the year. FR-HiTEMP has made good progress on the development of the A380 fuel pump system with initial deliveries of development and production hardware and was successful in winning the B787 fuel pumps and inerting system.

In **Countermeasures**, Wallop Defence Systems' new, state-of-the-art production facility began operations in February 2005. FR Countermeasures (FRC), Milan, Tennessee, is in production with a flare order for the US Navy. Following the loss of a major countermeasures order and a review of the US countermeasures market, Cobham is exploring a range of strategic options for FRC.

Chelton

	2004	2003
Revenue	£408.9m	£316.1m
Operating profit*	£71.8m	£60.8m
Margin	17.6%	19.2%

* Excludes integration costs nil (2003 - £0.8m) and goodwill amortisation of £11.0m (2003 - £8.4m)

The Chelton Group reported revenue up 29.4% and underlying operating profit up 18.1%. This reflects strong growth in microwave, antennas and avionics. The acquisitions in antennas and avionics contributed strongly, but overall profit margins have been diluted by recent acquisitions.

The **Antenna** business achieved strong growth. Increased sales were recorded for interference cancellation systems. As Chelton focuses more on army communications and the digital battlefield, it has increased output of its products. Chelton vehicle intercom systems are fitted to all the US Army's improved armour light vehicles, and sales are buoyant in Europe and the Middle East.

Investment was rewarded with satcom antenna and system selection for Gulfstream and Embraer Legacy aircraft.

In **Avionics**, growth continues with additional FAA certifications for its synthetic vision electronic flight instrument system (EFIS) and its selection for the South African C-130 fleet. Delivery of production radio and audio management systems for the A380 is underway alongside the supply intercom systems for the Rafale fighter.

Law enforcement and national security (LENS) is an area of increasing importance within Homeland Security. GPS tracking made inroads into the US market place and the introduction of an advanced internet protocol based capability to track individual members of a group promises continued strong performance in 2005.

In **Microwave**, the US defence C4ISR market is particularly strong. Our US microwave companies received development contracts for a service life extension for all US air route surveillance radar rotary couplers, for a real-time precision targeting radar, and for the waveguide assemblies for AEGIS Weapon Systems and the F/A-22 Raptor.

In Europe, the group benefited from sustained space waveguide equipment sales. At the end of 2004 the microwave and diode division of Temex SA was acquired. Chelton is now the only major European manufacturer of p-i-n diodes used in many core antenna products.

In **Composites**, the recent approval of the Eurofighter Typhoon Tranche 2 programme will provide substantial work for the future.

Flight Operations & Services

	2004	2003
Revenue	£188.4m	£179.7m
Operating profit*	£25.2m	£23.1m
Margin	13.4%	12.9%

*Excludes goodwill amortisation of £2.0m (2003 - £1.8m)
2003 has been adjusted to exclude £1.2m of FSTA bid costs

Flight Operations & Services' order book grew by £50m, with very strong order intake. Revenue was up 4.8% and underlying operating profit up 9.1%. This reflects growth in all segments. Profit margins have benefited from enhanced programme management and the elimination of BASCO losses.

In **Military Training**, the UK MOD awarded a £140m five year extension to its partnering agreement for the provision of electronic warfare aerial training services to the Royal Navy and Royal Air Force from 2009 to 2014.

In **Special Mission Flight Operations**, the Australian businesses continue to trade strongly. The Coastwatch contract for the Australian Customs Service was extended to June 2007.

In **Outsourced Aviation Services**, preferred bidder status was awarded by Qantas for operation of eight B717s from their JetStar fleet which will replace eight BAe 146 aircraft. In the resource industry market, our position as a major supplier of air transport services has continued to strengthen. The scope of activities in support of listed mining companies Rio Tinto, BHP Billiton and Minara Resources has also been increased.

FR Aviation and Bristow Helicopters announced in November the expansion of their existing joint venture, FB Heliservices (FBH) to provide, operate and support helicopters worldwide for military and government customers. A further seven helicopters were acquired bringing the fleet to 59, together with a £10m four year contract in Brunei, which began in October 2004.

In **Large Military Aircraft Engineering**, FR Aviation Services, working with BAE Systems and Northrop Grumman, has been selected to provide 21 year whole life support at RAF Waddington for the Sentry airborne early warning aircraft. A £50m contract award is anticipated by April 2005.

FINANCIAL MATTERS

Foreign Exchange

During 2004, the Group continued with the policy first adopted at the end of 2003 of hedging transaction exposure on a minimum twelve month rolling basis. In addition, certain programmes are partially hedged for up to ten years forward. The majority of the anticipated exposure to US$ in 2005, for the UK and European subsidiaries, is hedged at an average rate of US$1.68 compared with US$1.59 in 2004.

Transition to IFRS

As of 1 January 2005 Cobham is required to prepare its consolidated accounts in accordance with International Financial Reporting Standards (IFRS). Work has been under way for some months to ascertain the likely impact of this transition and significant progress has been made. The areas which are likely to change are Business Combinations and resulting goodwill (IFRS3), employee share based incentives (IFRS2) and Financial Instruments (IAS32 and 39). Other changes are expected to affect the Group's financial statements to a lesser degree. These include the capitalisation of development costs, the reclassification of leases and employee benefit provisions.

The Group does not intend to change the fundamental tenet of its foreign exchange hedging policy. IFRS requires all hedges to be strictly designated and the hedge effectiveness tested. Up until now the nature of Cobham's use of this form of derivative instrument is to take broad hedges against the anticipated net position of a portfolio of foreign exchange risks. Meeting the strict hedge criteria for all contracts may therefore not be practicable. If this were the outcome, forward foreign currency contracts would be recorded at fair value on the balance sheet and movements in these fair values booked to the income statement as they arise, resulting in potential volatility in the reported profit and loss account. The Group will identify the underlying profit impact of the hedging policy.

Our 2004 results will be re-stated to IFRS prior to the publication of our 2005 Interim results.

Additional Borrowing Facilty

In January 2005 the Group entered into a 12 month US$200m facility to provide short term finance for the purchase of Remec and Koch.

BUSINESS PROSPECTS

After more than a year of negotiations between the European manufacturers of the Eurofighter Typhoon and the governments of the four partner nations, Britain, Germany, Italy and Spain, agreement was finally reached on 14 December 2004 for the second production tranche of 236 combat aircraft. The announcement brought a guarantee of production continuity through to 2013. This is a major boost for Cobham as tranche 2 production commences.

In the field of avionics, combat aircraft require ever higher data acquisition rates to support improved capabilities. This will require further upgrades of new and existing aircraft in both Europe and the USA. Chelton is well placed to support this requirement as part of its network centric capability programme.

The Group now has a strong worldwide presence in LENS including offshore and onshore surveillance and advanced multi-mode communication systems. This area of activity is expected to expand significantly in the years ahead.

In addition, the Group's products and services address the current military priorities of countries with the largest defence budgets. In recent years the Group has greatly increased its industrial presence in the USA and has continued to invest in research and development and improved facilities in its US businesses. The Group is actively involved in bilateral government/industry discussions to facilitate the secure interchange of technologies between the USA and the UK.

The order book is £1.3bn. In the last twelve months a number of significant long-term contracts have been won or successfully renewed. In February 2005, the UK Ministry of Defence announced that the AirTanker consortium, in which the Group is a shareholder, had been awarded Preferred Bidder status on the FSTA programme. This is a significant milestone in this £13bn, 27 year programme to provide the Royal Air Force with a new tanker/transport service based on the Airbus A330-200 aircraft. Group companies are pursuing further opportunities worldwide and the outlook for further success is encouraging.

OUTLOOK

Cobham continues to focus on mid-single digit organic growth with potential acquisitions increasing growth into double digits. We indicated in December that the impact of currency transaction exposure would result in half a percentage point of headwind in 2005. Nevertheless we expect to maintain Group operating margins at 16%. We look forward to achieving further progress in 2005.

Consolidated Profit and Loss Account
for the year ended 31 December 2004

	Notes	Before goodwill amortisation £m	Goodwill amortisation £m	Total 2004 £m	Before goodwill amortisation, integration costs and disposals £m	Goodwill amortisation, integration costs and disposals £m	
Group Turnover							
Turnover (including share of joint ventures)							
Continuing operations		975.5			848.3		
Acquisitions		40.9			-		
		1,016.4			848.3		
Discontinued operations		-			17.1		
		1,016.4			865.4		
Less: share in turnover of joint ventures		(33.4)			(32.8)		
	2	**983.0**		983.0	832.6		
Cost of sales		(714.6)	-	**(714.6)**	(584.5)	(0.8)	†
Gross Profit		268.4	-	**268.4**	248.1	(0.8)	
Selling and distribution costs		(55.5)		**(55.5)**	(48.2)		
Administrative expenses		(62.4)	(20.9)	**(83.3)**	(57.4)	(15.8)	*
Group Operating Profit							
Continuing operations		147.3	(19.8)	**127.5**	143.7	(16.6)	
Acquisitions		3.2	(1.1)	**2.1**	-		
		150.5	(20.9)	**129.6**	143.7	(16.6)	
Discontinued operations		-		-	(1.2)		
	3	150.5	(20.9)	**129.6**	142.5	(16.6)	
Share of operating profit in joint ventures		6.5	(0.1)	**6.4**	5.8	(0.1)	*
Share of operating loss in associates		(0.1)	-	**(0.1)**	(0.6)	-	
		156.9	(21.0)	**135.9**	147.7	(16.7)	
Exceptional loss on disposal of subsidiary *undertakings - discontinued operations*			-	-		(64.1)	≠
Net interest	4						
Group		(8.5)		**(8.5)**	(9.3)		
Joint ventures		(2.0)		**(2.0)**	(2.2)		
		(10.5)		**(10.5)**	(11.5)		
Other finance income/ (charges)	8	0.5		**0.5**	(0.9)		
Profit on Ordinary Activities before *Taxation*		**146.9**	(21.0)	**125.9**	135.3	(80.8)	
Tax on profit on ordinary activities	5			**(40.9)**			
Profit on Ordinary Activities after Taxation before Minority Interests				**85.0**			
Minority Interests				**(0.3)**			
Profit on Ordinary Activities after Taxation attributable to Shareholders				**84.7**			
Dividends	6			**(34.6)**			
Retained profit/(loss) for the year				**50.1**			
Earnings per Ordinary Share	7						
-basic				**76.0p**			
-fully diluted				**75.5p**			
-underlying				**94.8p**			

There is no material difference between the results disclosed above and the results on an unmodified historical cost basis.
* Amortisation of goodwill.
† Integration costs connected with the acquisition of the Racal Antennas business of Thales in July 2003.
≠ In December 2003 the Group disposed of Westwind Air Bearings Limited and Westwind Air Bearings Inc, giving rise to an exception loss of £64.1m. This transaction was fully reported in the 2003 Annual Report.

Consolidated Balance Sheet
as at 31 December 2004

	Notes	2004 £m	2004 £m	2003 £m	2003 £m
Fixed Assets					
Intangible assets			**373.8**		345.9
Tangible assets			**241.0**		228.1
Investments in joint ventures:					
Share of gross assets		**72.7**		71.6	
Share of gross liabilities		**(57.6)**		(58.0)	
Goodwill		**1.2**		1.3	
			16.3		14.9
Investment in associate			**1.0**		1.6
Investments			**-**		-
			632.1		590.5
Current Assets					
Stocks		**183.9**		190.0	
Debtors:					
Amounts falling due within one year		**227.7**		184.5	
Amounts falling due after more than one year		**9.6**		6.3 *	
Investments		**-**		0.1	
Cash at bank and in hand		**101.3**		106.1	
		522.5		487.0	
Creditors: Amounts falling due within one year					
Borrowings		**(116.1)**		(80.4)	
Other creditors		**(281.1)**		(259.8)	
		(397.2)		(340.2)	
Net Current Assets			**125.3**		146.8
Total Assets less Current Liabilities			**757.4**		737.3
Creditors: Amounts falling due after more than one year					
Borrowings		**(151.3)**		(180.2)	
Other creditors		**(10.6)**		(11.7)	
			(161.9)		(191.9)
Provisions for Liabilities and Charges			**(38.1)**		(39.3)
Net assets excluding pension liabilities			**557.4**		506.1
Deficit on group pension schemes	8		**(47.7)**		(49.2)
Net assets including pension liabilities			**509.7**		456.9
Capital and Reserves including non equity interests					
Called up share capital			**27.9**		27.8
Share premium account			**81.6**		76.8
Revaluation reserve			**1.7**		1.7
Other reserve			**0.3**		0.7
Profit and loss account			**397.1**		348.8
Shareholders' Funds			**508.6**		455.8
Minority interest (equity)			**1.1**		1.1
			509.7		456.9

* Within the 2003 comparatives, a balance of £6.1m has been reclassified from Amounts falling due within one year to Amounts falling due after more than one year.
Approved by a duly appointed and authorised committee of the board on 10 March 2005:
Gordon Page
Warren Tucker Directors

Consolidated Cash Flow Statement
For the year ended 31 December 2004

	Notes	2004 £m	2003 £m
Net cash inflow from operating activities	9	**163.1**	147.8
Dividend received from joint venture		**5.0**	-
Returns on investments and servicing of finance	11a	**(7.6)**	(11.0)
Taxation		**(22.9)**	(20.3)
Capital expenditure and financial investment	11b	**(39.7)**	(39.2)
Acquisitions and disposals	11c	**(73.8)**	(115.0)
Equity dividends paid		**(32.3)**	(27.6)
Net cash outflow before use of liquid resources and financing		**(8.2)**	(65.3)
Management of liquid resources	11d	**0.2**	-
Financing	11e	**7.2**	105.1
(Decrease)/increase in Cash	10	**(0.8)**	39.8

Reconciliation of Net Cash Flow to Movement in Net Debt

	Notes	2004 £m	2003 £m
(Decrease)/increase in cash in the year		**(0.8)**	39.8
(Increase)/decrease in debt and lease financing		**(17.2)**	0.6
Borrowings on purchase of subsidiary		**-**	(12.2)
Decrease in liquid resources †		**(0.1)**	-
Loans of subsidiary undertakings acquired		**(1.0)**	(1.4)
Exchange movements		**7.4**	7.6
Movement in Net Debt in the year		**(11.7)**	34.4
Net Debt at 1 January		**(154.4)**	(188.8)
Net Debt at 31 December	10	**(166.1)**	(154.4)

† Liquid resources includes corporate investments

Statement of Total Recognised Gains and Losses
For the year ended 31 December 2004

	Notes	Group 2004 £m	2003 £m
Profit Attributable to Shareholders		**84.7**	18.2
Currency translation differences on foreign currency net investments		**1.5**	2.1
Actuarial loss on pensions	8	**(4.7)**	(7.5)
Movement on deferred tax relating to pension liability		**1.4**	1.1
Total recognised Gains relating to the year		**82.9**	13.9

Reconciliation of Movements in Shareholders' Funds
For the year ended 31 December 2004

	Notes	Group 2004 £m	2003 Restated £m
Profit Attributable to Shareholders		**84.7**	18.2
Dividends	6	**(34.6)**	(31.3)
Retained profit/(loss) for the year		**50.1**	(13.1)
Release of goodwill previously written-off against reserves		**-**	68.4
Actuarial loss on pension scheme (net of deferred tax)	8	**(3.3)**	(5.3)
Currency translation differences on foreign currency net investments		**1.5**	2.1
New share capital subscribed:			
nominal value		**0.1**	0.1
premium on share issues		**4.8**	2.4
New share capital issued by private placing:			
nominal value		**-**	2.3
merger reserve on share issues		**-**	104.0
share issue costs		**-**	(1.7)
Long term incentive plan		**(0.4)**	0.6
Net addition to shareholders' funds		**52.8**	159.8
Shareholders' funds at 1 January		**455.8**	296.0
Shareholders' funds at 31 December (which include non-equity interest of £19,700)(2003 - £19,700)		**508.6**	455.8

In order to reflect the adoption of UITF 38, Shareholders' funds as at 1 January 2003 have been restated from £297.4m and £412.3m for group and parent company respectively. Investment in own shares at 1 January 2003 has been reduced by £1.4m to £nil in both the group and parent company balance sheets.

This restatement has had no effect on either the group profit and loss account in either year.

Notes

1 The financial information set out in this statement does not constitute the Group's statutory accounts for the years ended 31 December 2004 and 31 December 2003. Statutory accounts for 2003 have been delivered to the Registrar of Companies. The auditors have reported on the 2004 and 2003 accounts; their reports were unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985. The 2004 accounts have not yet been delivered to the Registrar of Companies. The financial information has been prepared in accordance with the accounting policies adopted in the statutory accounts for 2004.

2 Segmental Analysis

By Class of Business	Aerospace Systems and Group 2004 £m	2003 £m	Chelton 2004 £m	2003 £m	Flight Operations & Services 2004 £m	2003 £m	Westwind (Discontinued) 2004 £m	2003 £m	Total 2004 £m	20(£n
Turnover	**387.6**	320.5	**411.4**	317.0	**220.4**	212.2	**-**	17.1	**1,019.4**	8
Less share of joint ventures	**-**	-	**(1.7)**	(0.5)	**(31.7)**	(32.3)	**-**	-	**(33.4)**	(3
Less inter-segmental	**(1.9)**	(0.8)	**(0.8)**	(0.4)	**(0.3)**	(0.2)	**-**	-	**(3.0)**	(
Turnover to third parties	**385.7**	319.7	**408.9**	316.1	**188.4**	179.7	**-**	17.1	**983.0**	8.
Operating Profit/(Loss)	**51.9**	60.5	**60.5**	51.6	**17.2**	15.0	**-**	(1.2)	**129.6**	1:
Group share of joint ventures and associates	**-**	-	**0.3**	-	**6.0**	5.1	**-**	-	**6.3**	
Group Operating Profit/(Loss)	**51.9**	60.5	**60.8**	51.6	**23.2**	20.1	**-**	(1.2)	**135.9**	1.
Goodwill amortisation	**8.0**	5.7	**11.0**	8.4	**2.0**	1.8	**-**	-	**21.0**	
Integration costs	**-**	-	**-**	0.8	**-**	-	**-**	-	**-**	
Underlying Operating Profit/ (Loss)	**59.9**	66.2	**71.8**	60.8	**25.2**	21.9	**-**	(1.2)	**156.9**	1.
Net Operating Assets	**283.2**	267.4	**267.2**	227.6	**125.4**	116.3	**-**	-	**675.8**	6
Net Debt									**(166.1)**	(15
Net Assets									**509.7**	4

By Geographical Segment	United Kingdom 2004 £m	2003 £m	Other EU Countries 2004 £m	2003 £m	United States 2004 £m	2003 £m	Rest of the World 2004 £m	2003 £m	Total 2004 £m	20(£n
Turnover to Third Parties										
By destination - Group - continuing activities	**259.2**	210.8	**189.5**	161.7	**356.6**	291.9	**211.1**	183.9	**1,016.4**	8.
By destination - Group - discontinued activities	**-**	0.3	**-**	4.4	**-**	2.8	**-**	9.6	**-**	
Less share of joint ventures	**(25.8)**	(26.0)	**(5.9)**	(6.3)	**(1.7)**	(0.5)	**-**	-	**(33.4)**	(3
Total	**233.4**	185.1	**183.6**	159.8	**354.9**	294.2	**211.1**	193.5	**983.0**	8
By origin - Group - continuing activities	**431.3**	364.8	**113.0**	85.4	**322.4**	255.1	**149.7**	143.0	**1,016.4**	8.
By origin - Group - discontinued activities	**-**	11.3	**-**	-	**-**	2.4	**-**	3.4	**-**	
Less share of joint ventures	**(25.8)**	(26.0)	**(5.9)**	(6.3)	**(1.7)**	(0.5)	**-**	-	**(33.4)**	(3
Total	**405.5**	350.1	**107.1**	79.1	**320.7**	257.0	**149.7**	146.4	**983.0**	8
Operating Profit -continuing activities	**59.0**	71.3	**8.8**	7.0	**43.1**	37.2	**18.7**	11.6	**129.6**	1:
Operating Profit/ (Loss) - discontinued activities	**-**	(1.7)	**-**	-	**-**	0.2	**-**	0.3	**-**	(
Group share of joint ventures and associates	**5.3**	5.0	**0.7**	0.1	**0.3**	-	**-**	-	**6.3**	
Group Operating Profit	**64.3**	74.6	**9.5**	7.1	**43.4**	37.4	**18.7**	11.9	**135.9**	1
Net Operating Assets	**247.0**	274.1	**58.2**	51.1	**287.8**	219.2	**82.8**	66.9	**675.8**	6
Net Debt									**(166.1)**	(15
Net Assets									**509.7**	4

3 Operating Profit

			2004 £m	2003 £m
The operating profit of £129.6m (2003 - £125.9m) is after charging:				
Depreciation	- owned assets		**39.6**	33.5
	- assets under finance leases		**2.9**	0.2
Amortisation	- goodwill		**20.9**	15.8
	- other intangible assets		**0.7**	0.5
Hire of plant and machinery		- aircraft	**13.6**	20.4
		- other	**2.7**	3.0
Other operating lease rentals			**4.8**	4.0
Research and development costs			**48.7**	40.4

Auditors' remuneration in respect of audit services to the group amounted to £1.0m (2003 - £0.8m), of which £0.9m (2003 - £0.7m) was payable to PricewaterhouseCoopers LLP (PWC) and £0.1m (2003 - £0.1m) was payable to other audit firms. Audit fees payable to PWC in respect of the parent company amounted to £56,000 (2003 - £55,000).

Remuneration payable to PWC for non-audit services provided to the parent company and its UK subsidiaries amounted to £0.6m (2003 - £1.0m) being for taxation services. Non-audit fees payable to PWC in respect of taxation services provided outside of the UK amounted to £0.1m (2003 - £0.1m).

Cost of sales, gross profit and other operating expenses:

	Continuing operations owned at 1 January	Acquired operations	Continuing operations		Discontinued operations		Total	
	2004 £m	**2004 £m**	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Turnover	**942.1**	**40.9**	**983.0**	815.5	**-**	17.1	**983.0**	832.6
Cost of sales	**681.6**	**33.0**	**714.6**	570.6	**-**	14.7	**714.6**	585.3
Gross profit	**260.5**	**7.9**	**268.4**	244.9	**-**	2.4	**268.4**	247.3
Selling and distribution costs	**52.6**	**2.9**	**55.5**	46.7	**-**	1.5	**55.5**	48.2
Administrative expenses	**80.4**	**2.9**	**83.3**	71.1	**-**	2.1	**83.3**	73.2
Operating profit	**127.5**	**2.1**	**129.6**	127.1	**-**	(1.2)	**129.6**	125.9

Operating profit excludes the group share in Joint Venture and Associate companies.
Administrative expenses for acquired operations include amortisation of goodwill totalling £1.1m.

4 Net Interest

	2004		2003	
	£m	£m	£m	£m
Group				
Interest receivable		4.3		3.4
Interest payable:				
Bank loans and overdrafts	(10.4)		(12.2)	
On finance leases	(1.6)		-	
Other borrowings	(0.8)		(0.5)	
		(12.8)		(12.7)
Net interest		(8.5)		(9.3)
Joint ventures				
Interest receivable		0.5		0.4
Interest payable		(2.5)		(2.6)
		(2.0)		(2.2)

5 Tax on Profit on Ordinary Activities

	2004	2003
	£m	£m
Current tax:		
UK corporation tax on profits of the year	21.9	18.1
Share of joint ventures' and associate's tax	1.3	1.0
Overseas tax on profits of the year	15.3	14.7
Adjustments in respect of previous years	(2.1)	(0.5)
Total current tax	36.4	33.3
Deferred tax:		
Origination and reversal of timing differences	4.4	5.1
Adjustments in respect of previous years	0.1	(2.4)
Total deferred tax	4.5	2.7
Tax on profit on ordinary activities	40.9	36.0

Excluding goodwill amortisation of £21.0m (2003 - £15.9m), the prior year tax credit of £2.0m (2003 - £2.9m) and the exceptional loss on disposal relating to 2003 of £nil (2003 - £64.1m), the effective rate for the year is 29.2% (2003 - 28.9%). This adjusted tax charge is lower than the prevailing rates principally because part of the goodwill charge is an allowable expense for tax purposes and some group expenditure on research and development qualifies for additional tax credit.

The tax assessed for the year is different to the standard rate of corporation tax in the UK of 30% (2003 - 30%). The differences are explained overleaf:

5 Tax on Profit on Ordinary Activities continued

	2004 £m	2003 £m
Profit on ordinary activities before tax	**125.9**	54.5
Profit on ordinary activities multiplied by standard rate in the UK 30% (2003 - 30%)	**37.8**	16.3
Effects of:		
Tax disallowed items (2004 - primarily goodwill amortisation; 2003 - *primarily exceptional loss and goodwill amortisation)*	**3.5**	21.3
Capital allowances for year in excess of depreciation	**(1.0)**	(0.2)
Other timing differences	**(3.4)**	(4.9)
Overseas tax rates higher than UK rates	**2.7**	2.0
Expenditure qualifying for additional R&D tax deduction	**(1.1)**	(0.7)
Adjustments to tax charge in respect of prior years	**(2.1)**	(0.5)
Current tax charge for the year	**36.4**	33.3

Factors that may affect future tax charges:

The group's effective rate of current tax on underlying profits is expected to be lower than the standard rate of corporation tax in the UK primarily because of timing differences arising on fixed assets and because some of the goodwill amortisation is an allowable deduction for tax purposes. The group expects that this will remain broadly unchanged in the foreseeable future.

No provision has been made for deferred tax on gains recognised on revaluing property to its market value. Also, no deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures as no tax is expected to be payable on them in the foreseeable future.

6 Dividends

	200 £n
Dividends on ordinary shares	
Interim paid of 9.2p per share (2003 - 8.36p)	**10.**
Proposed final of 21.8p per share (2003 - 19.8p)	**24.**
	34.

Dividends include £1,182 (2003 - £1,182) paid in respect of non equity second cumulative preference shares.

7 Earnings per Ordinary Share

	Earnings £m	2004 Weighted average number of shares million	Per- ai
Basic Earnings per Share (EPS)			
Earnings attributable to ordinary shareholders	**84.7**	**111.4**	
Effect of dilutive securities			
Options	**-**	**0.7**	
Long term incentive plans	**-**	**0.1**	
Fully Diluted EPS	**84.7**	**112.2**	

In addition to the information required by FRS14, the directors believe that it is helpful to calcul
goodwill amortisation and for 2003 also excluding the loss on disposal of subsidiary undertakir

	Earnings £m	2004 Weighted average number of shares million	Per- ai
Basic EPS	**84.7**	**111.4**	
Loss on disposal of subsidiary undertakings	**-**		
Effect of goodwill amortisation	**21.0**		
Effect of integration costs	**-**		
Underlying EPS	**105.7**	**111.4**	

The calculation of earnings per ordinary share has been based on £84.7m (2003 - £18.2m), be
and preference dividend, and on the weighted average number of ordinary shares in issue dur
(2003 - 105,941,221). The weighted average number of ordinary shares used for the fully dilu
is 112,222,295 (2003 - 106,622,128).

ɔyees

	2004 Number	2003 Number
꞉ number of employees		
‹ingdom	**4,415**	4,052
U Countries	**1,109**	1,010
⟆tates	**2,808**	2,342
the World	**1,531**	1,586
	9,863	8,990

	2004 £m	2003 £m
˥nent costs		
and salaries	**260.4**	231.8
ecurity costs	**29.6**	23.8
ension costs	**12.6**	14.6
	302.6	270.2

s

up's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world mainly
ets held in
e trustee administered funds.

January 2003, new employees in the UK have only been able to join the defined contribution scheme. In the USA, both the Carleton
ogies
nley Aviation defined benefit schemes have been closed to new members from 31 December 2003 and 31 January 2004 respectively.
e majority of the defined benefit schemes operated by the group are closed to new entrants, the age profile of the schemes'
e membership will increase over time. Under the funding method prescribed by FRS17, the current service cost will increase
centage of pensionable salaries as members approach retirement.

assumptions

ɔup operates a number of defined benefit schemes, the most significant being the Cobham Pension Plan (CPP). A full valuation of the
ıeme was undertaken as at 1 April 2004 and updated to 31 December 2004 by a qualified independent actuary. During the period, the
ɛr contributions to the CPP were 17.3% and this rate will continue in 2005.

ajor assumptions used by the actuaries of the group schemes in respect of FRS 17 were as follows:

	UK Schemes	USA Schemes	European Schemes
ɔecember 2004			
f increase in salary costs	**3.50%**	**3.50%**	**1.00%**
nt rate	**5.50%**	**5.75%**	**5.25%**
n and pensions in deferment assumption	**2.90%**	**3.00%**	**1.75%**
ns increase	**2.90%**	**-**	**1.75%**
ɔecember 2003			
f increase in salary costs	3.50%	4.00%-5.00%	1.00%
nt rate	5.50%	6.00%-6.25%	5.50%
n and pensions in deferment assumption	2.75%	2.50%-3.00%	1.00%
ns increase	2.75%	-	1.50%

loyees continued

	UK Schemes	USA Schemes	European Schemes
ıecember 2002			
꞉ increase in salary costs	3.25%	4.00%	-
nt rate	5.60%	7.00%	-
ı and pensions in deferment assumption	2.25%	2.50%	-
ns increase	2.25%	-	-
ıecember 2001			
꞉ increase in salary costs	4.00%	4.00%	-
nt rate	6.00%	7.00%	-
ı and pensions in deferment assumption	2.50%	2.50%	-
ns increase	2.50%	-	-

sets of the various schemes are held in managed and segregated funds held with various companies. The fair value of the assets held ꞉ expected rates of return are as follows:

	Expected long term rate of return		Value	
	UK Schemes	USA Schemes	UK Schemes	USA Schemes
ıecember 2004				
s	**8.00%**	**8.2%-8.3%**	**211.2**	**8.8**
	5.00%	**5.00%**	**53.1**	**4.2**
	4.75%	**3.10%**	**17.8**	**0.1**
ıir value of assets			**282.1**	**13.1**
ıecember 2003				
s	8.00%	8.00%	181.7	8.0
	5.10%	4.50%	42.3	4.0
	3.75%	3.20%	19.4	0.4
ıir value of assets			243.4	12.4
ıecember 2002				
s	8.00%	9.00%	117.9	7.4
	5.00%	7.00%	28.7	3.6
	4.00%	4.00%	7.5	0.2
ıir value of assets			154.1	11.2
ıecember 2001				
s	8.00%	9.00%	145.5	8.1
	5.50%	7.00%	30.1	4.8
	4.00%	4.00%	8.3	0.7
ıir value of assets			183.9	13.6

ropean schemes are unfunded and have no assets.

8 Employees continued

The funding position of the schemes in the group as calculated under FRS 17 is as follows:-

Total market value of assets
Present value of scheme liabilities
Deficit in the scheme
Related deferred tax asset
Net pension deficit

The amounts in respect of the performance of the scheme are:-

Analysis of the amounts charged to operating profit
Current service cost
Gain on curtailment
Past service cost
Total operating charge

Analysis of the amount credited/(charged) to other finance income
Expected return on pension scheme assets
Interest on pension scheme liabilities
Net return

Analysis of the amount recognised in the statement of total recognised gains and losses (STRGL)
Actual return less expected return on pension scheme assets
Changes in assumptions underlying the scheme liabilities
Experience gains and losses arising on the scheme liabilities
Actuarial loss recognised in the STRGL

8 Employees continued

Movement in deficit during the year

Deficit in scheme at beginning of the year
Current service cost
Contributions
Gain on curtailment
(Deficit)/gain from acquisitions
Other finance income/(charges)
Actuarial loss

Deficit in scheme at the end of the year

History of experience gains and losses

Difference between expected and actual return on scheme assets:
Amount (£m)
Percentage of scheme assets

Experience gains and losses on scheme liabilities:
Amount (£m)
Percentage of the present value of the scheme liabilities

Total amount recognised in the STRGL
Amount (£m)
Percentage of the present value of the scheme liabilities

Defined Contribution Schemes
Contributions paid by the company to defined contribution schemes in the year amounted to £5.7m (2
contributions outsanding at the end of either 2003 or 2004.

9 Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

Operating profit
Depreciation
Amortisation of goodwill and intangibles
Profit on sale of fixed assets
Profit on sale of current asset investments
Difference between pension charge and cash contribution
Provisions for liabilities and charges
Long term incentive plan
Decrease/(increase) in stocks
(Increase)/decrease in debtors
Increase/(decrease) in creditors

Net Cash Inflow from Operating Activities

10 Analysis of Net Debt

	At 1 January 2004 £m	
Cash at bank and in hand	**106.1**	
Current asset investments	**0.1**	
Debt due within one year	**(80.3)**	(:
Debt due after one year	**(180.1)**	
Finance leases	**(0.2)**	
Total	**(154.4)**	

Other non-cash changes comprise conversion of operating leases into finance leases and loans of :

Senior notes,loans,other borrowings,debenture loans and finance leases	
Cash at bank and in hand including short term deposits	
Current investments	
Net debt	

Included in group and parent company cash at bank and in hand at 31 December 2004 is £3.0m he of Westwind. It is expected that this cash will be released from escrow in June 2005 and until then

11 Analysis of Cash Flows for Headings Netted in the Consolidated Cash Flow Statement

a. Returns on Investments and Servicing of Finance

Interest received
Interest paid
Dividends paid to minority interests

Net cash outflow from returns on investments and servicing of finance

b. Capital Expenditure and Financial Investment

Payments to acquire tangible fixed assets
Payments to acquire intangible fixed assets other than goodwill
Receipts from sale of fixed assets

Net cash outflow for capital expenditure and financial investments

c. Acquisitions and Disposals

Purchase of Subsidiary Undertakings
Net (overdraft)/cash acquired with subsidiary undertakings
Deferred and contingent consideration
Investment in joint ventures and associates
Sale of subsidiary undertaking
Net cash balance disposed of with subsidiary undertaking

Net cash outflow for acquisitions and disposals

d. Management of Liquid Resources

Sale of current investments

Net cash inflow from management of liquid resources

e. Financing

Issue of ordinary share capital
Expense on issue of ordinary share capital
Debt due within a year:
- increase in short term loans
- (repayment)/increase in debenture loans and other borrowings
- (repayment)/increase of loans payable to joint ventures

Debt due beyond a year:
- repayment of long term borrowings
- repayment of debenture loans and other borrowings

Capital element of finance lease rentals

Net cash inflow from financing

12 Purchase of Undertakings

The acquisitions during the year were as follows:

By the Chelton Group

- Precision Antennas Limited in England in January for £3.1m
- Certain trade and assets of Pentar Inc and Pentar Communications Systems LLC in Canada and C$0.6m deferred consideration
- NEC Aero SA in France in April for €4.5m
- DTC Communications Inc in the USA in April for US$48.0m cash and US$0.2m deferred con
- Spectronic in Denmark in October for DKR 225m
- Temex SA in France in December for €7.7m

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	09:57 04-Mar-05
Number	3366J

RNS Number:3366J
Cobham PLC
4 March 2005

LETTER TO: COBHAM PLC
DATED: 1 MARCH 2005

COBHAM PLC

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

This notification is made on behalf of Lloyds TSB Group Plc and its subsidiaries.

Lloyds TSB have recently aggregated the holdings of its subsidiaries and as such all notifiable reporting will be made by us at the Central Disclosure Unit and not by the individual Subsidiaries. Your last notification was from Scottish Widows Investment Partnership with a holding of 3% plus.

Certain of the particulars have now changed and this notification contains the revised particulars and therefore supersedes our earlier notification.

I write to advise you that Lloyds TSB Group Plc, is interested in 4,486,729 shares, which we understand represents 4.020% of the relevant share capital, and constitutes a notifiable interest for the purpose of part VI of the Companies Act 1985. This is calculated on an issued share capital of 111,606,905 shares.

Subsidiary	Shares	Percentage
Lloyds TSB Private Banking	19,718	0.018
Scottish Widows Investment Partnership	4,467,011	4.002

LETTER FROM: Matthew Shircore
Central Disclosure Unit
LLOYDS TSB GROUP PLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	12:20 28-Feb-05
Number	0822J

RNS Number:0822J
Cobham PLC
28 February 2005

28 February 2005

FUTURE STRATEGIC TANKER AIRCRAFT PREFERRED BIDDER STATUS ACHIEVED

The UK MoD confirmed today that AirTanker has now been formally selected as the Preferred Bidder for a Private Finance Initiative (PFI) to meet the FSTA requirement for the Royal Air Force (RAF). The PFI will include an establishment phase during which the aircraft and main operating base facilities will be developed. The entire period of the contract will be up to 27 years with options to extend the service.

Cobham is a 20% equity holder in AirTanker Ltd, and is a shareholder in AirTanker Services Ltd, the company which will operate and maintain the fleet for the RAF. Cobham is providing the air refuelling equipment for the A330-200 Multi Role Tanker Transport chosen for this programme. Conversion of the airframes to the tanker role will be carried out at Cobham's facility at Bournemouth International Airport and the company is expected to be involved in providing through life support of the aircraft and refuelling equipment. Cobham already supplies antennas, cockpit control units, oxygen and fuel system parts and composite components for all Airbus A330 aircraft.

At Wimborne employment generated will be more than 225 man years for 3 years and the integrated programme team will peak at more than 130 people. (More than 10% of this effort will be achieved through new job creation). The conversion and integration programme will see the creation of more than 100 jobs at Bournemouth. Chelton's involvement will be within existing capacity.

It is estimated that over the initial establishment phase of the programme the value of sub-contracts to Cobham will be approximately £110m.

Allan Cook, Chief Executive, Cobham plc commented:

We are delighted that AirTanker has been selected as preferred bidder - the next step in this hugely important programme. It reinforces Cobham's pedigree and leadership in air refuelling, following as it does, recent German, Canadian and Australian contracts. This decision for AirTanker clearly demonstrates Cobham's ability to participate in and add value to the winning consortia.

NOTES TO EDITOR
1. Cobham is a leading supplier of specialised equipment for the aerospace, defence, homeland security, communications and search and rescue markets. It

also operates, modifies and maintains aircraft for military training, special mission operations and outsourced freight and passenger services. Flight Refuelling Ltd is a Cobham Aerospace Systems Group company, FR Aviation is a Cobham Flight Operations and Services company and Chelton is Cobham's Avionics Group.

2. Cobham will supply the centre line and wing mounted flight refuelling hose and drogue equipment for the A330-200 aircraft together with composite struts for the main cabin floor structure, composite transmission shafts, fuel system pumps and pipe work, fuel, hydraulic and air valves, oxygen emergency equipment, clocks, radio management and intercom systems, antennas for both military, normal air traffic and civil aviation requirements, and static dischargers.

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Notice of Results
Released	09:28 22-Feb-05
Number	8757I

RNS Number:8757I
Cobham PLC
22 February 2005

Cobham plc Notice of Results

Cobham plc will be announcing Preliminary Results for the year ended 31 December 2004 on Thursday 10 March 2005.

The results presentation and webcast will be available on the Cobham website www.cobham.com from 16.30hrs that day.

Enquiries

College Hill
Matthew Smallwood 020 7457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	15:08 10-Feb-05
Number	4718I

RNS Number:4718I
Cobham PLC
10 February 2005

Letter to: Cobham plc
Dated 9 February 2005

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES ACT 1985 ("THE ACT")

COBHAM plc

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group subsidiaries who no longer have a notifiable interest in any ord GBP 0.25 shares in the 111,606,905 share capital.

Letter from: AXA Investment Managers

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED
2005 NOV -8 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	07:00 14-Feb-05
Number	5523I

RNS Number:5523I
Cobham PLC
14 February 2005

COBHAM UPDATE

National Jet Systems (NJS), a member of Cobham's Flight Operations & Services Group, has been named preferred bidder for a contract to operate and maintain a fleet of eight Boeing 717s on behalf of Qantas in Australia.

The eight 115 seat passenger jets will be used on QantasLink regional routes in Western Australia, the Northern Territory and Northern Queensland, replacing eight BAe 146 aircraft already operated by NJS.

NJS, Australia's largest aviation services contractor, will now enter into negotiations with Qantas on the terms and conditions of the contract, and will start implementing a transition plan for the new aircraft.

Alex Hannam, Group Managing Director, Flight Operations & Services said:

"Qantas' preference to extend its fourteen year relationship with NJS is further endorsement of the safety and performance standards we are able to maintain in a very competitive environment. Adding a new aircraft type to the NJS fleet will give us greater flexibility to meet market needs in the areas in which we specialise."

NJS will retain thirteen BAe 146 aircraft for Resource Industry and freighter operations for the next decade, and will continue to operate BAe 146s on behalf of QantasLink to ports to which the aircraft is better suited.

Also, Cobham's Aerospace Systems Group (ASG) has undertaken a review of its participation in the US flare countermeasures market place. As a consequence of this and the announcement from the US Government Accountablility Office regarding the denial of an appeal on the US$38m order for countermeasure flares, ASG is exploring a range of strategic options for its countermeasures business in the USA.

NOTES TO THE EDITOR
National Jet Systems and sister company National Air Support are part of the Cobham plc Flight Operations & Services Group. They operate a fleet of 48 aircraft throughout Australia and neighbouring countries, employing more than 1000 people. As one of Australia's largest high capacity aircraft operators, the group provides outsourced passenger and freight services to Qantas and Australian air Express, charter and resource industry air services for major corporate and government organisations, and special mission flight operations including the government's Coastwatch surveillance programme.

Cobham's Aerospace Systems Group specialises in the design, manufacture, sale

and support of fluid and air distribution components and systems, countermeasures, air refuelling equipment, aviation auxilliary mission equipment and life support equipment.

ENQUIRIES
Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved



Regulatory Announcement

Go to market news section



Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	11:08 08-Feb-05
Number	3414I

RNS Number:3414I
Cobham PLC
8 February 2005

LETTER TO: COBHAM PLC
7 February 2005

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	43,624	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	175,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942187	104,533	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	455,844	
HSBC Global Custody Nominee (UK) Ltd A/c 130007	40,692	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	2,962,638	
HSBC Global Custody Nominee (UK) Ltd A/c 866197	19,400	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	15,700	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	450,600	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	160,380	
	4,428,411	3.

We currently have a notifiable interest in 4,428,411 ordinary shares which we understand represents 3.96% of that class of your share capital calculated on an issued share capital of 111,606,905 ordinary shares.

From: Helen Tasker Authorised Signatory | Helen Lewis Authorised Signatory

Legal & General Investment Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:01 07-Feb-05
Number	2782I

RNS Number:2782I
Cobham PLC
07 February 2005

07 February 2005

ACQUISITION UPDATE

WA Systems Ltd, UK
Chelton Defence Communications Ltd (CDC), the land communications specialist within Cobham plc's Chelton Group (Chelton), has acquired 100% of the shares in WA Systems Ltd (WASL) for a consideration of £1m cash with a further £3m payable upon the company meeting agreed performance targets. The acquisition, from Emblem International Ltd, was completed on 20 January 2005.

WASL specialises in software and hardware solutions primarily in the aerospace and defence domain. Its Battle Management Systems support Soldier, Vehicle and Naval platforms. Existing BattleHawk and WaveHawk products form the basis of current and future developments which include unique Soldier C4I (Command, control, communications, computers and intelligence) solutions for a number of modernisation programmes around the world.

WASL will now trade as a division of CDC and continue to operate from its existing facility in Exeter. All staff are expected to remain with the company.

Mastsystem Int'l Oy, Finland
In addition, Chelton's Racal Antennas Ltd announces it has acquired the shares of Mastsystem Intl'l Oy (Mastsystem) for a consideration of €12m cash on a debt free basis, of which €3m remains within the company. The acquisition was completed on 01 February 2005.

Mastsystem, based in Joensuu, Finland, designs, manufactures and markets telescopic mast systems for use in defence markets. The product offering includes portable and mobile telescopic masts of carbon and glass fibre composite. The business will continue to be based in Joensuu.

TCRMA, France
Finally, Chelton purchased on January 31 2005 the entire share capital of TCRMA for a cash consideration of €475,000. Based in Paris, France, the company specialises in the repair and manufacture of metal components and surfaces for aircraft.

Due to its complementary product range TCRMA will report to Chelton's Satori, also based in France, which offers repair and overhaul of avionics and cockpit

instruments. TCRMA employs 17 people.

Geoff Cooper, Managing Director, Chelton Ltd, said,

'Chelton's position in the land communications and information sector will be considerably strengthened by the acquisition of WASL and Mastsystem with both companies showing significant growth potential over the next few years. TCRMA will strengthen Chelton's repair and overhaul capability. The acquired companies will in turn benefit from Chelton's increased marketing, engineering, programme management and manufacturing support, plus associated infrastructure necessary to support large projects.'

NOTES TO EDITOR
Cobham's Chelton Group has an extensive global presence with facilities extending into Europe, North America and South Africa. It is one of the world's leading designers and suppliers of antennas, aircraft communication and navigation equipment, microwave sub-systems, radomes and composite structures for the aerospace, defence, law enforcement and national security, search and rescue and communications markets.

WASL - Established in 1989, WASL has a history of systems development and integration primarily in the aerospace and defence domain. This systems capability has been enhanced by development work in the railway signalling, IT and broadcast industries. For further information please visit www.whiskyalpha.com.

The BattleHawk ultra-compact range is designed to fit where space is at a premium, and will install into every vehicle from light reconnaissance vehicles to main battle tanks, providing ground forces with complete awareness of supporting units with clarity of communication as well as interoperability with other forces.

The WaveHawk system provides the command view within the naval operations environment, allowing a means of collating and displaying data to assist in command decisions in both wartime and peacetime operations.

Mastsystem Int'l Oy has expertise of telescopic masts spanning some 30 years of working with mast applications for communications systems, primarily in defence. Other applications have been successful with the police, geodetic surveying, radio and TV broadcasting, emergency work and temporary illumination. For further information please visit www.mastsystem.com.

ENQUIRIES
Cobham plc
Allan Cook
Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director — Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood — Telephone +44 (0) 207 457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	16:21 24-Jan-05
Number	7226H

RECEIVED
2005 NOV -8 P 2:0?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:7226H
Cobham PLC
24 January 2005

Letter to: Cobham PLC
Dated: 21 January 2005

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES ACT 1985
("THE ACT")

COBHAM plc

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

AXA S.A. knows that they were interested in 4,327,395 ord GBP 0.25 shares in the 111,606,905 share capital immediately after the time when the obligation of disclosure arose pursuant to section 198 of the Act. These shares are represented by a beneficial interest of 3,500,066 shares (3.14%), and a non-beneficial interest of 827,329 shares (0.74%).

The identity of each registered holder of the shares to which this notice

relates, so far as is known to AXA Investment Managers UK Ltd, as at 20/01/05, is as per the Appendix below.

This notification of change is due to an increase in the beneficial interest holding from 2.98% to 3.14%

From: AXA Investment Managers UK Limited

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
COBHAM plc ord GBP 0.25 shares

Total number of shares held as at 20/01/05 was 4,327,395 the breakdown of which is set out below:

Name of the Company/Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC Extra Income Fund (Non-Beneficial)	6,342	Trustees of AXA UK Investment Co ICVC Extra Income Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 845030
AXA UK Investment Co ICVC Distribution Fund (Non-Beneficial)	75,000	Trustees of AXA UK Investment Co ICVC Distribution Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 845029
AXA UK Investment Co ICVC UK Equity Income Fund	346,634	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited Mariner House

(Non-Beneficial)		UK Equity Income Fund	Pepys Street London EC3N 4DA a/c 845017
AXA UK Investment Co ICVC UK Opportunities Fund (Non-Beneficial)	100,000	Trustees of AXA UK Investment Co ICVC UK Opportunities Fund .	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 889598
PPP Healthcare Group plc (Non-Beneficial)	60,000	Guardian Royal Exchange plc and Subs. Cos	Chase Nominees Ltd a/c 13067 Trinity Tower 9 St Thomas Moore Street London EC1
Sun Life Nominees Ltd A/c 20 (Non-Beneficial)	2,309	Trustees of the Princes Pension Scheme Princes Food Ltd Royal Liver Building Pierhead Liverpool L3 1NX	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 777094
Sun Life Nominees Ltd A/c 31 (Non-Beneficial)	852	Trustees of the Princes (1977) Pension Scheme Princes Food Ltd Royal Liver Building Pierhead Liverpool L3 1NX	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 785078
Sun Life Nominees Ltd A/c 32 (Non-Beneficial)	989	Eldridge Pope Pension Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 873426
Sun Life Pensions Management Ltd (Beneficial)	17,092	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street

			London EC3N 4DA a/c ?
Sun Life Pensions Management Ltd (Beneficial)	43,906	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867815
Sun Life Pensions Management Ltd A/c X (Beneficial)	149,874	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867396
Sun Life Pensions Management Ltd A/c X (Beneficial)	355,433	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867372
Sun Life Assurance Society Plc (Beneficial)	977,821	Sun Life Assurance Society Plc	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 776934
Sun Life Unit Assurance Ltd A/c X (Beneficial)	325,000	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867050
Sun Life Pensions Management Ltd (Beneficial)	1,050	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd 1 Riding House Street London W1A 3AS a/c S66
Sun Life Pensions Management Ltd	2,940	Sun Life Pensions Management Ltd	BNY (OCS) Nominees Limited

(Beneficial)			ONE CANADA SQUARE LONDON E14 5AL
Sun Life International (IOM) Ltd (Beneficial)	150,000	Sun Life International (IOM) Ltd	Sun Life International Isle of Man Limited a/c a/c SLI 11
AXA France (Non-Beneficial)	149,737	(Registration details available upon request)	
AXA Colonia Konzern (Beneficial)	3,566	(Registration details available upon request)	
AXA Insurance UK (Beneficial)	150,000	AXA Free	Chase Nominees Ltd A/C BTO1C
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	1,223,384	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	Axa Sun Life plc 107 Cheapside London EC2V 6DU
AXA General Insurance Ltd (Beneficial)	100,000	Guardian Royal Exchange plc and Subs. Cos	Chase Nominees Ltd a/c 13067 Trinity Tower 9 St Thomas Moore Street London EC1
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	68,340	AXA UK Group Pension Scheme Equity Fund	Chase Nominees Ltd a/c 00994 Trinity Tower 9 St Thomas Moore Street London EC1
AXA Financial, Inc * (Non-Beneficial)	17,126	Alliance Capital Management LP - See note below	

		Holding as % of Issued Capital
Total Beneficial Interest	3,500,066	3.14
Total Non-Beneficial Interest	827,329	0.74
Total	4,327,395	3.88%

* AXA FINANCIAL INCLUDES HOLDINGS FOR ALLIANCE CAPITAL MANAGEMENT LP

Alliance Capital Management LP ("Alliance Capital") is an investment advisor registered under the Investment Advisors Act of 1940. Alliance Capital provides investment advisory services to corporate employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), public employee retirement systems, investment companies and separate accounts registered under the Investment Company Act of 1940, foundations, endowment funds, tax-exempt organizations, and other institutional investors and individuals. Alliance Capital manages investment assets on behalf of its clients which confers upon it, among other things, the right to vote on behalf of its clients. Under the federal securities laws, the right to vote or make investment decisions with respect to a security (even if such right is constrained by fiduciary duties and does not carry with it any pecuniary interest in the securities) is enough to confer beneficial ownership on the security on a person. Any shares deemed beneficially owned by Alliance Capital were acquired solely for investment purposes in the ordinary course and not for the purpose or intent of influencing control over the issuer.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement



Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	07:00 19-Jan-05
Number	5160H

RNS Number:5160H
Cobham PLC
19 January 2005

19 January 2005

CHELTON ORDER UPDATE

Chelton has been selected by Boeing (Long Beach) to supply communications and data link antennas for the avionics modernisation programme for the C130. The value of this work will be around US$18m over the next 10 years and will cover standard and Special Operations configurations.

Following acceptance testing of their Satcom Antennas on Gulfstream G450 and G550 aircraft on 18 October 2004, in December the Chelton HGA-6000 High Gain Satcom antenna was selected by Gulfstream for factory installation on new production aircraft. The agreement extends for five years and is worth approximately US$9.5m.

Finally, Chelton has been selected to supply mINCANS Interference Cancellation Systems and communication antennas to the US Army. The initial two contracts have a combined value of US$1m. Interference Cancellation is a requirement where data link or speech systems are operated in a jamming or high interference environment in order to maintain signal integrity, and are key to successful Network Centric communications. Chelton's new interference and cancellation systems (mINCANS) are a fraction of the size of previous systems (INCANS) which were deployed at sea and in fixed ground installations.

NOTES TO EDITOR
Chelton, the Cobham Avionics group, has an extensive global presence with facilities extending into Europe, North America and South Africa. It is one of the world's leading designers and suppliers of antennas, aircraft communication and navigation equipment, microwave sub-systems, radomes and composite structures for the aerospace, defence, homeland security, search and rescue and communications markets.

ENQUIRIES
Cobham plc
Allan Cook
Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director — Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood — Telephone +44 (0) 207 457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	14:49 07-Jan-05
Number	1451H

RNS Number:1451H
Cobham PLC
07 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

A J Hannam

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

1,090

8) Percentage of issued class

9) Number of shares/amount

of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 25p shares

12) Price per share

£12.59

13) Date of transaction

5th January 2005

14) Date company informed

7th January 2005

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 7th January 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved



Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:05 06-Jan-05
Number	0994H

RNS Number:0994H
Cobham PLC
6 January 2005

SECTION 198 COMPANIES ACT 1985

We refer to the letter dated 20 September 2004, disclosing a Notifiable Interest of Zurich Financial Services and its Group in the shares of your Company.

In accordance with the provisions of the above Section and on behalf of the above, we would inform you that it has ceased to have a notifiable interest over shares in your Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	12:46 24-Dec-04
Number	8497G

RNS Number:8497G
Cobham PLC
24 December 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

Cobham plc

2) NAME OF DIRECTOR

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director named in 2 and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

G F Page

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment - 14 - General PEP, 3- SC PEP (97/98), 4 - SC PEP (95/96)

7) Number of shares/amount of

stock acquired

21

8) Percentage of issued Class

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class

11) Class of security

Ordinary 25p shares

12) Price per share

£12.4525

13) Date of transaction

20th December 2004

14) Date company informed

24th December 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 24th December 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	12:23 24-Dec-04
Number	8500G

RNS Number:8500G
Cobham PLC
24 December 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

Cobham plc

2) NAME OF DIRECTOR

G C Cooper

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director named in 2 and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

G C Cooper - 12 Mrs I A Cooper - 12 (8 - General PEP, 4 - SC PEP)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment
G C Cooper - 8 - General PEP, 4 - SC PEP
Mrs I A Cooper - 8 - General PEP, 4 - SC PEP

7) Number of shares/amount of stock acquired

24

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

Ordinary 25p shares

12) Price per share

£12.4525

13) Date of transaction

20th December 2004

14) Date company informed

22nd December 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 24th December 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:20 24-Dec-04
Number	8293G

RNS Number:8293G
Cobham PLC
24 December 2004

US$63 million Acquisition of US Life Support Company

Cobham announces that it has agreed to acquire H. Koch & Sons Co., (Koch), a life support company, for a cash consideration of US$63m, on a debt free basis, subject to a net asset adjustment, and to US regulatory approvals.

Based in Anaheim, California, USA, and employing 54 people, Koch was founded in 1909 and is a leading provider of emergency lighting, survival kits and active and passive restraint systems. Koch has a highly complementary product range that will enhance the existing Cobham Life Support segment.

Koch will be managed by Conax Florida Corporation, based in St Petersburg, Florida, USA and will be incorporated into the Cobham Life Support segment which Cobham has built, through acquisition, into a global leader in this area.

For the year ending 31 January 2004, Koch reported operating profits of US$8.3m and its net assets at that date were US$3.6m.

The acquisition is expected to be earnings enhancing from completion and is anticipated to close in the first quarter of 2005.

Andy Stevens, President, Cobham Aerospace Systems Group said:

'We are very pleased to have brought H. Koch & Sons Co. into the Cobham portfolio. Together with Conax, Carleton and Draeger Aerospace we now offer a comprehensive range of life preserving and support equipment for the aviation industry.'

Notes to Editor
Cobham is a leading supplier of specialised equipment for the aerospace, defence, homeland security, communications and search and rescue markets. It also operates, modifies and maintains aircraft for military training, special mission operations and outsourced freight and passenger services.

Cobham Aerospace Systems Group's principle activities are the design, manufacture, sale and support of fluid and air distribution components and systems, countermeasures, air refuelling equipment, aviation auxiliary mission equipment and life support equipment for the aerospace and defence markets.

ENQUIRIES
Cobham plc
Allan Cook

Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 7831 379122

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report 

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	14:13 23-Dec-04
Number	8042G

RNS Number:8042G
Cobham PLC
23 December 2004

The following replaces the Additional Listing announcement released today at 9.14 am under RNS number 7748G.

The number of shares to be block listed should be 250,000 ordinary 25p shares and not 200,000 ordinary 25p shares as previously stated. All other details remain unchanged. The full amended text appears below.

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 250,000 ordinary shares of 25p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Savings Related Share Option Scheme (2004).

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:00 21-Dec-04
Number	6566G

Cobham plc

Cobham US$260 million Cash Acquisition to Expand Chelton's US Microwave Business

Cobham today announces it has agreed to acquire Remec Defense & Space Inc. ("Remec Defense"), a wholly owned subsidiary of REMEC Inc. and a US-based market leader in integrated microwave assemblies and sub-systems.

Remec Defense:

- is a leading company in the field of integrated microwave assemblies (IMAs) and sub systems for EW, radar and communications.
- delivers a leading position in active, as well as extending Chelton's passive, microwave sub systems and components capability.
- participates on a host of top US defence programmes and platforms including: F-16, F/A-18, F/A-22, F-35 (Joint Strike Fighter), the Joint Common Missile, AMRAAM, AARGM, Tomahawk and Sea Sparrow.
- doubles the revenues of Chelton's microwave business in the US.
- has had a compound annual revenue growth over the last two years of 15% which is expected to continue.

- The acquisition is conditional on US regulatory approvals and the approval of Remec Inc. shareholders.
- On completion it is anticipated to be immediately earnings enhancing.

Allan Cook, Chief Executive, Cobham plc, commented:

"Microwave is a fast growing sector in network-centric warfare as it is at the heart of the infrastructure, data link, communications and surveillance systems used on all air, ground, ship and space platforms. This important and exciting acquisition will bring new and complementary capabilities to our existing highly successful Chelton microwave business. Remec Defense has established positions on a number of key long term US Department of Defense programmes and will provide a significant contribution to Cobham's growth going forward."

There will be a conference call for analysts at 9am. Please call Peter Ogden at College Hill on 0207 457 2020 for details. An accompanying presentation will be available from 8.30am at www.cobham.com under "Investors Relations" and "Latest Presentations".

21 December 2004

ENQUIRIES

Cobham plc Telephone +44 (0) 1202 882 020

Allan Cook, Chief Executive

Warren Tucker, Group Financial Director

College Hill Telephone +44 (0) 207 457 2020

Matthew Smallwood

ACQUISITION OF REMEC DEFENSE

Cobham has today announced that it has agreed to acquire Remec Defense, a leading supplier of integrated microwave products. Microwave technology and its applications are a fast growing market segment particularly in the military and defence sectors. Of particular note is the next generation of systems where high frequency solid state integrated assemblies will be required.

Additionally, as the prime contractors in the defence industry utilise higher levels of systems integration, suppliers will need technological expertise across a range of products and systems to match their requirements.

Information on Remec Defense

Remec Defense, a wholly owned subsidiary of REMEC Inc. is a leading designer and supplier of integrated microwave assemblies, sub-systems and monolithic microwave integrated circuits. Remec Defense is a leader in the development of very small high performance transmitter/receiver modules.

Sales are focussed on US military programmes including the F-16, F/A-18, F/A-22, F-35 (Joint Strike Fighter), the Joint Common Missile, AMRAAM, AARGM, Tomahawk, and Sea Sparrow. These are all long term revenue generating programmes over the next 25 years.

Remec Defense has its headquarters and manufacturing plant in a 161,000 sq ft site in San Diego, California, US and also has a 11,000 sq ft manufacturing plant in Tijuana, Mexico. It employs some 1,100 people. The existing workforce and management are expected to remain in place.

Rationale and benefits of the acquisition
The acquisition is consistent with Cobham's stated strategy to increase shareholder value through organic growth and selective, value enhancing acquisitions within the Aerospace and Defence sector.

The acquisition will be highly complementary to Chelton's existing US microwave business, bringing additional product and design resource to the company. It will be operated within the microwave division under the existing Special Security Agreement (SSA) with the US Department of Defense.

Remec Defense provides Cobham with a strong position in active microwave technology supporting C4ISR (Command, Control, Computers, Communications, Intelligence, Surveillance and Reconnaissance), one of the fastest growing markets in military Aerospace and Defence. As a result, the acquisition will enhance Chelton's microwave technology, its prospects and position the group strongly to take advantage of future sector growth.

The acquisition also increases the Group's penetration on major platforms and programmes in the US defence market. Remec Defense is a key supplier to Lockheed, Boeing, Raytheon, BAE Systems, Northrop Grumman and the US Department of Defense.

Consideration and financial information

Cobham has agreed to pay a total cash consideration of US$260m for the business on a debt and cash free basis. The goodwill arising on completion of the acquisition is an allowable expense for tax purposes and has an estimated net present value benefit of approximately US$35m.

For the year ended 31 January 2004, Remec Defense generated operating profits of US$14.7m on revenues of US$82.1m. As at that date, net assets were US$16.1m. Anticipated annual revenue growth of approximately 15% will continue Remec Defense's historical compound annual growth rate. Margins are expected to be just below the average for Chelton.

The acquisition will be immediately earnings enhancing following completion. Cobham expects that returns on this acquisition will exceed the group's cost of capital from 2007 onwards. On the net acquisition value, the business is being purchased on a prospective multiple of 11.7x operating profits.

The transaction is subject to US regulatory approvals and to the approval of REMEC Inc.'s shareholders. Subject to these consents, the acquisition is expected to complete in late March 2005.

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Contract Awards
Released	11:22 20-Dec-04
Number	6093G

COBHAM PLC

COBHAM'S AEROSPACE SYSTEMS GROUP CONTRACT AWARDS

Flight Refuelling, part of Cobham's Aerospace Systems Group, has been selected by EADS-CASA to supply air refuelling equipment on the Airbus A330 Multi Role Tanker Transport (MRTT) for the Royal Australian Air Force (RAAF). This follows the contract awarded to EADS-CASA today by the Australian Government to supply the A330 MRTT replacing existing Boeing 707 tanker/transports.

Flight Refuelling will provide the 905E wing pod and control system which is based upon the highly successful 900 series of refuelling systems. The 900 series is also used on the Airbus A310 MRTT for the German and Canadian Air Forces and the Lockheed C-130H for the Swedish Air Force, and is entering service on the Lockheed MC-130H for USAF (US Air Force) Special Operations Command.

The RAAF is to procure five aircraft, each fitted with two wing mounted 905E pods and a control system.

Flight Refuelling is offering the same 905E wing pods and a fuselage refuelling unit for the USAF KC-330 tanker programme and for the UK's FSTA (Future Strategic Tanker Aircraft) programme.

Sargent Fletcher Inc, USA, also part of Cobham's Aerospace Systems Group, announces the award to supply 330-Gallon external fuel tanks for the RAAF F/A-18 aircraft. External fuel tanks have been a cost effective solution for the F/A-18 aircraft worldwide. Sargent Fletcher external fuel tanks will be manufactured at Sargent Fletcher's facility in El Monte, California.

Andy Stevens, President, Cobham's Aerospace Systems Group, said,
"We are delighted to be teamed with EADS-CASA in delivering this state of the art solution to the RAAF. The equipment is also being offered for the Future Strategic Tanker Aircraft for the RAF and its selection demonstrates our continued leadership in probe and drogue technology. We are also very pleased to announce further external fuel tank orders for the RAAF for the F/A-18".

NOTES TO EDITOR

Flight Refuelling and Sargent Fletcher form the Refuelling & Auxiliary Missions Equipment Division of Cobham's Aerospace Systems Group. The division offers a comprehensive portfolio for the design and integration of refuelling systems, external fuel tanks, weapons carriage & release, tactical UAVs and ATC systems.

20 December 2004

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Contract Extension
Released	11:22 20-Dec-04
Number	6087G

COBHAM PLC

FR Aviation Military Training Services Contract Extended to 2014

FR Aviation (FRA), a member of Cobham's Flight Operations and Services Group, has secured a £140m, five year extension from 2009 to 2014 of its Partnering Arrangement with UK MoD for the provision of aerial support services.

FRA provides essential training services to the Royal Navy and Royal Air Force operating fifteen Falcon 20 aircraft, delivering 7,000 flying hours per year. Services include highly specialised Electronic Warfare training, threat simulation, silent target and aerial target towing in the UK and overseas in support of national, multi-national and NATO exercises.

With more than 500,000 flying hours of civil and military aircraft expertise, FRA aircrews are able to deliver sophisticated effects-based warfare training, maximising the benefit of training to end users, directly contributing to the safety and effectiveness of defence forces personnel.

Allan Cook, Cobham Chief Executive, said,

"***The partnership we have developed over the last 20 years is an excellent example of what can be achieved between industry and the MoD. This five year extension enables FRA to continue to work closely with the MoD to ensure it meets training needs in a very dynamic environment.***"

NOTES TO EDITOR

Cobham's Flight Operations and Services Group operates more than 150 aircraft worldwide in the aerospace and defence markets, specialising in military training, special mission flight operations, freight and passenger services and large military aircraft maintenance.

20 December 2004

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker

Group Financial Director	Telephone +44 (0) 1202 882 020
College Hill	
Matthew Smallwood	Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:00 20-Dec-04
Number	5707G

RNS Number:5707G
Cobham PLC
20 December 2004

20 December 2004

ACQUISITION OF THE MICROWAVE AND DIODES DIVISION OF TEMEX SA FOR €7.5m

Chelton, a Cobham plc company, has acquired the microwave and diodes division of Temex SA for a consideration of €7.5m payable in cash from existing resources. The main activity of the acquired business is the design and manufacture of ferrite and cavity components and the development and production of diodes principally for switching, alternator and multiplier applications, for use in military, space and telecom markets. Temex is the only European manufacturer of certain types of p-i-n diodes that are utilised extensively in Chelton products.

The business is located at two state-of-the-art ISO 9001 certified sites in northern and southern Paris, France. The business will be renamed Chelton Telecom and Microwave SAS and will employ 145 people.

Allan Cook, Cobham's Chief Executive, commented,

'This business will benefit from the expertise of Chelton's global sales network and the acquisition provides a unique opportunity to increase the Group's product range in microwave, space and telecom systems. Microwave is one of the fastest growing sectors in Aerospace and Defence and I am delighted to announce continued expansion into this exciting market.'

NOTES TO EDITOR
Cobham is a leading supplier of specialised equipment for the aerospace, defence, homeland security, communications and search and rescue markets. It also operates, modifies and maintains aircraft for military training, special mission operations and outsourced freight and passenger services.

Chelton, the avionics group within Cobham, is one of the world's leading multi band and multi function airborne antenna and military audio and radio equipment suppliers.

ENQUIRIES
Cobham plc

Allan Cook
Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director — Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood — Telephone +44 (0) 207 457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	11:42 16-Dec-04
Number	4894G

RNS Number:4894G
Cobham PLC
16 December 2004

Letter to Cobham PLC
Dated 14 December 2004

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a purchase of shares in the Company, the notifiable interest held within the AEGON UK plc Group of Companies is varied from above 3% to above 4%.

No of ordinary Shares bought: 361,659

Resultant Total: 4,498,680

Held as follows: 4,498,680 Chase Nominees Limited

For the purposes of the foregoing notification:-

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EHI2 9SE ;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addressed.

Letter from AEGON Asset Management UK

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Trading Statement
Released	07:00 08-Dec-04
Number	1241G

RNS Number:1241G
Cobham PLC
08 December 2004

Cobham Trading Update and Outlook for 2005

Following the interim results announced on 14 September 2004, Cobham has continued to make good progress in the second half of 2004. As previously indicated, second half trading has been stronger than the first half. The Board expects earnings for 2004 to be broadly in line with current market consensus expectations.

Trading and margins are expected to be in line with guidance given at the interims in September at Chelton, and above guidance levels in Flight Operations and Services.

In Aerospace Systems the delay in the finalisation of the US$36m shared award of the infrared flare order for the US Army, and the associated appeal, will now mean that FR Countermeasure Inc will continue to incur start up losses throughout 2004 and into 2005. The A380 fuel pump system design and development is at its critical launch phase. The programme remains a challenge and will result in lower levels of profitability in FR-HiTEMP during 2004 and 2005. Accordingly, the margin in Aerospace Systems for the year ended 31 December 2004 is expected to be around 16%. Whilst these investments continue, Cobham expects margins in Aerospace Systems to be around the bottom end of the guidance given at the interims.

Trading in the business groups will be subject to the normal cut-off on shipments at the end of December.

Cobham has continued to grow by securing a number of important new orders throughout 2004, including, this week, one of the largest orders for Chelton from Raytheon Systems Company, USA, for some 290 satellite receive antennas worth US$12.2m. These antennas will form part of the US Joint Program Office's Global Broadcast System providing voice, data and video communication to military forces in the field. The order book at the end of 2004 will have grown to around £1.3bn.

Looking ahead to 2005, Cobham remains focused on generating mid-single digit organic growth, with earnings enhancing acquisitions potentially increasing the rate of growth into double digits. Under its rolling foreign exchange hedging programme, Cobham's transaction exchange exposure is fully hedged for 2005 at a rate of US$1.68. The effect compared with 2004 will impact group margins by half a percentage point.

Forthcoming Results

Cobham will report its results for the year ended 31 December 2004 on 10 March 2005. At that time guidance for 2005 will be updated to include the impact of the change to International Financial Reporting Standards.

ENQUIRIES
Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Re Pre-Close Trading Update
Released	10:58 02-Dec-04
Number	9289F

RNS Number:9289F
Cobham PLC
02 December 2004

Cobham plc

Notice of Pre-Close Period Trading Update

In line with best practice, the company will release a pre-close period trading update on Wednesday 8th December 2004, prior to entering its close period in January 2005 for the preliminary results for the year ending 31st December 2004. The preliminary results will be announced on Thursday 10th March 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	11:15 26-Nov-04
Number	6932F

RNS Number:6932F
Cobham PLC
26 November 2004

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 200,000 ordinary shares of 25p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Executive Share Option Scheme (1994).

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	15:03 25-Nov-04
Number	6563F

RNS Number:6563F
Cobham PLC
25 November 2004

Letter to Cobham Plc

COBHAM PLC (THE "COMPANY") - SEDOL 0343006

This notification supersedes our previous notification to you dated 29 October 2004 and is prompted by purchases totalling 405,000 on 23 November 2004.

This notification relates to issued ordinary shares of GBP0.25 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act"),

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 5,905,105 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 5,905,105 shares giving the Aviva group a total percentage interest in the shares of 5.29%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the below Appendix; Aviva plc.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are

therefore not included in the holding notified under this letter.

Letter from Aviva plc

The Company Secretary
Cobham plc

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BONY Norwich Union Nominees Ltd	375,433 (Material)
Chase GA Group Nominees Ltd	4,242,462 (Material)
Chase Nominees Ltd	343,329 (Material)
CUIM Nominee Ltd	753,881 (Material)
RBSTB Nominees Ltd	190,000 (Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 5.29%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,582,072

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BONY Norwich Union Nominees Ltd	375,433 (Material)
Chase GA Group Nominees Ltd	4,242,462 (Material)
Chase Nominees Ltd	343,329 (Material)
CUIM Nominee Ltd	753,881 (Material)
RBSTB Nominees Ltd	190,000 (Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 5.29%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,582,072

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Re Joint Venture
Released	07:00 22-Nov-04
Number	4521F

RNS Number:4521F
Cobham PLC
22 November 2004

22 November 2004

FR AVIATION EXPANDS ITS HELICOPTER JOINT VENTURE
WITH BRISTOW HELICOPTERS

FR Aviation, a subsidiary of Cobham's Flight Operations and Services Group, and Bristow Helicopters have expanded the scope of their existing helicopter joint venture, FB Heliservices (FBH), as anticipated in the announcement on 21 July 2004.

FBH will now provide, operate and support helicopters worldwide military and government applications, building on its successful operation of the tri-service Defence Helicopter Flying School (DHFS) and existing contracts with the UK MoD in Belize and Cyprus.

Under a transaction completed on 5 November FBH acquired seven helicopters from Bristow Helicopters increasing the fleet to 60 aircraft. A £10 million, four year contract for troop transportation and helicopter support in Brunei was also awarded to FBH, which commenced in October 2004.

A separate three year contract has subsequently been won by FBH to provide a helicopter at Middle Wallop, Wiltshire, UK to undertake training for the Brunei and Belize crews, which also commenced in October.

As part of the expansion of the joint venture, a dedicated FBH management team will be established at offices in Basingstoke, Hampshire.

Alex Hannam, Group Managing Director, FR Aviation, said,

'FB Heliservices has successfully operated the Defence Helicopter Flying School for seven years and grown the business outside the UK. Under the new agreement, FB Heliservices can now operate worldwide focussing on clearly identified opportunities, underpinned by new business in Brunei.'

NOTES TO THE EDITOR
Cobham's Flight Operations and Services Group operates more than 150 aircraft worldwide in the aerospace and defence markets, specialising in military training, special mission flight operations, freight and passenger services and large military aircraft maintenance.

Formed in 1995 to operate the tri-service Defence Helicopter Flying School

(DHFS) under a 12 year contract, FBH, which is 50% owned by Cobham, trains more than 220 pilots a year under one the most successful PFI contracts ever awarded by the UK MoD. Flying more than 35,000 hours annually the DHFS fleet of 50 aircraft operates from three UK locations with Bell 412 Griffins and Eurocopter AS350BB Squirrels.

FBH owns and operates a full motion simulator, simulator building and other synthetic training equipment, along with test and ground support equipment to support the DHFS and overseas operations. In addition to the flying training elements of the DHFS contract, FBH provides a wide range of support services across sites ranging from the supply of flight system operators to maintenance of the Historic Aircraft Flight.

In 2002 FBH expanded its operations winning helicopter provision and maintenance contracts in Belize and Cyprus. The business for Cyprus was a landmark award being the first outsourcing contract for an operational unit.

ENQUIRIES
Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved



Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	16:27 16-Nov-04
Number	3058F

RNS Number:3058F
Cobham PLC
16 November 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

(1) A J Hannam, (2) A J Stevens, (3) W G Tucker

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Cobham Savings Related Share Option Scheme

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 25p shares

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

16th November 2004

18) Period during which or date on which exercisable

(1) A J Hannam 01.02.08 - 01.08.08
(2) A J Stevens 01.02.10 - 01.08.10
(3) W G Tucker 01.02.12 - 01.08.12

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

(1) A J Hannam 493
(2) A J Stevens 1535
(3) W G Tucker 1661

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£10.76

22) Total number of shares or debentures over which options held following this notification

(1) A J Hannam 1235
(2) A J Stevens 1535
(3) W G Tucker 1661

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 16th November 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED

2005 NOV -8 P 2:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:32 01-Nov-04
Number	6990E

RNS Number:6990E
Cobham PLC
1 November 2004

LETTER TO: COBHAM PLC
29 October 2004

COBHAM PLC (THE "COMPANY") - SEDOL 0343006

This notification supersedes our previous notification to you dated 21 May 2004 and is prompted by purchases totalling 57,080 on 28 October 2004.

This notification relates to issued ordinary shares of GBP0.25 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva pc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 4,467,630 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 4,467,630 shares giving the Aviva group a total percentage interest in the shares of 4.00%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Aviva plc.

From: Abby Condick
for and on behalf of
Aviva plc

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	375,433 (Material)

Chase GA Group Nominees Ltd	2,839,987 (Material)
Chase Nominees Ltd	308,329 (Material)
CUIM Nominee Ltd	753,881 (Material)
RBSTB Nominees Ltd	190,000 (Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 4.00%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,576,171

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	375,433	(Material)
Chase GA Group Nominees Ltd	2,839,987	(Material)
Chase Nominees Ltd	308,329	(Material)
CUIM Nominee Ltd	753,881	(Material)
RBSTB Nominees Ltd	190,000	(Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 4.00%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,576,171

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:00 01-Nov-04
Number	6545E

RNS Number:6545E
Cobham PLC
01 November 2004

01 November 2004

SPECTRONIC ACQUIRED BY COBHAM PLC

Cobham plc announces the acquisition of Spectronic, a leading manufacturer of audio surveillance and intercept products for government applications in the homeland security market, for a consideration of £21.1 million paid in cash. Spectronic has been organised as a wholly owned subsidiary of DTC Communications Inc (USA) within the Chelton Avionics Group. Its sixty employees are expected to remain with the business, and operations will continue at the company's headquarters in Grenaa, Denmark.

Spectronic provides a variety of wired and wireless audio communication products, as well as system level intercept solutions, to government agencies and a select group of OEM manufacturers worldwide. The company has seen substantial sustained growth across all product lines.

Spectronic's products are highly complementary to DTC's products, as well as those of other Chelton companies operating in the homeland security market, notably Orion Electronics Ltd (Canada) and Micromill Electronics Ltd (UK). These businesses are positioned to benefit from increased priority and expenditure by the world's governments as part of anti-terrorism efforts.

DTC and Spectronic will continue to market and develop products independently. DTC employs 150 people, including a technical staff of 41, and is based in Nashua, New Hampshire, USA.

Allan Cook, Chief Executive, Cobham plc stated,

"The acquisition of Spectronic provides our customers with a broader range of homeland security communication solutions. Of special interest are their intercept products for Internet applications, a rapidly growing market."

ENQUIRIES
Cobham plc
Allan Cook
Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director — Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood — Telephone +44 (0) 207 457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report 

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	12:19 26-Oct-04
Number	4811E

RNS Number:4811E
Cobham PLC
26 October 2004

Letter to Cobham PLC

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	43,624	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	40,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	140,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942187	104,533	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	455,844	
HSBC Global Custody Nominee (UK) Ltd A/c 130007	40,692	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	21,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	3,060,940	
HSBC Global Custody Nominee (UK) Ltd A/c 866197	19,400	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	14,900	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	366,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	153,480	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	5,200	
	4,465,613	4.00%

We currently have a notifiable interest in 4,465,613 ordinary shares which we understand represents 4.00% of that class of your share capital calculated on an issued share capital of 111,576,171 ordinary shares.

Letter from Legal & General Investment Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Cobham Update
Released	07:00 18-Oct-04
Number	1607E

Cobham plc

Cobham Update

Chelton SATCOM Equipment

Cobham announces that Embraer has selected Chelton Satcom's HSD-7000 Inmarsat Swift64 Aero High Speed Data system to provide the LEGACY corporate jet with global in-flight connectivity. This will provide the ability to send and receive email, browse the World Wide Web, take part in video conferencing and make voice calls and high quality digital ISDN voice calls whilst airborne. It uses modem technology jointly developed with Nera SatCom of Oslo, Norway, and can provide up to 492Kbps date rates.

Also, the Chelton HGA-6000 High Gain SATCOM antenna has been selected by Gulfstream for optional installation as part of the broadband multi-link fully integrated Inmarsat and SKYlink satellite communication systems on their G450 and G550 aircraft. Two aircraft will be modified for testing and the first installation is currently underway in Savannah, with Supplemental Type Certificate (STC) approval on the G550 expected by the end of the year. A G450 STC is planned for Spring 2005.

Chelton ROVIS Order

Chelton Defence Communications, together with US team partner, Northrop Grumman, has received a £6m order from the US Army Communications and Electronics Command (CECOM). ROVIS (type classified as AN/VIC-3 in the US) is a digital audio system which provides noise free communications between crew members inside combat vehicles and externally to up to six combat net radios. Over 25,000 systems have been delivered in fifteen countries.

Delivery of Flight Refuelling Systems on the A310 MRTT

Flight Refuelling Ltd is supplying the German Air Force (Luftwaffe) and Royal Canadian Air Force with the latest Flight Refuelling 900 series refuelling system in a contract worth £13 million. The 907 pod and control system has been specially adapted for the A310, providing an optimised refuelling platform for multiple receivers at operating airspeeds of 200-300 knots.

The first Airbus A310MRTT was officially handed over to the German Air Force in Dresden, Germany on 29 September. A total of six A310 MRTTs are scheduled: four to be delivered to the German Air Force and two to the Royal Canadian Air Force. The aircraft features two wing mounted refuelling pods, each with an integrated patented drogue, and a pod control panel.

Allan Cook, Chief Executive, Cobham plc, stated,

"Chelton's selection to supply SATCOM antennas for the Embraer Legacy and Gulfstream 450 and 550, further orders for the successful ROVIS vehicle audio systems and the successful delivery of the first A310 MRTT aircraft with Flight Refuelling hose and drogue equipment yet

again demonstrates Cobham's world leading position in its chosen niche markets."

NOTES TO EDITOR

Chelton, part of Cobham plc, is one of the world's leading multi band and multi function airborne antenna and military audio equipment suppliers.

Chelton Satcom Inc, a Chelton Group company, is based in Texas, USA, and designs and manufactures industry leading Satcom systems and antennas.

Chelton Defence Communications (UK), a Chelton Group company, provides advanced digital military vehicle intercom systems to armed forced world wide.

Flight Refuelling (UK) and Sargent Fletcher (US) form the Refuelling & Auxiliary Missions Equipment Division of Cobham's Aerospace Systems Group. The division designs and integrates refuelling systems, external fuel tanks, weapons carriage and release, tactical UAVs and ATC systems.

18 October 2004

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	16:26 08-Oct-04
Number	9032D

RNS Number:9032D
Cobham PLC
8 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

Cobham plc

2) NAME OF DIRECTOR

G C Cooper

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director named in 2 and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

G C Cooper - 20 Mrs I A Cooper - 20 (13 - General PEP, 7 - SC PEP)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment
G C Cooper - 13 - General PEP, 7 - SC PEP
Mrs I A Cooper - 13 - General PEP, 7 - SC PEP

7) Number of shares/amount of stock acquired

40

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

Ordinary 25p shares

12) Price per share

£13.32

13) Date of transaction

30th September 2004

14) Date company informed

7th October 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 8th October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

Cobham plc

2) NAME OF DIRECTOR

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

G F Page

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment - 25 - General PEP, 6- SC PEP (97/98), 7 - SC PEP (95/96)

7) Number of shares/amount of stock acquired

38

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

Ordinary 25p shares

12) Price per share

£13.32

13) Date of transaction

30th September 2004

14) Date company informed

7th October 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 8th October 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:01 23-Sep-04
Number	2678D

RNS Number:2678D
Cobham PLC
23 September 2004

Letter to Cobham Plc
Dated: 20 September 2004

SECTION 198 COMPANIES ACT 1985

We refer to the letter dated 15 September 2004, disclosing a Notifiable Interest of Zurich Financial Services and its Group in the shares of your Company.

In accordance with the provisions of the above Section, we would inform you of a change to the notifiable interest over shares in your Company, which are held as detailed on the below schedule.

Letter from Threadneedle Asset Management Limited

Cobham PLC

Registered		Ordinary 25p Shares	
BNY (OCS) Nominees Ltd	A/c 219064	167,438	
Littledown Nominees Ltd	A/c 29518	56,414	
Littledown Nominees Ltd	A/c 07199	27,156	
Littledown Nominees Ltd	A/c 07207	482,866	
Littledown Nominees Ltd	A/c 02642	189,991	
Littledown Nominees Ltd	A/c 21688	193,174	
Littledown Nominees Ltd	A/c 07205	215,077	
Littledown Nominees Ltd	A/c 11121	5,000	
Littledown Nominees Ltd	A/c 02891	3,071,102	
Williams & Glyns Nominees Limited	A/c 0700096001	25,000	
TOTAL		4,433,218	3.97%

Notes

Littledown Nominees Ltd is a nominee for the ZFS Group subsidiaries: Allied Dunbar Assurance plc, Eagle Star Insurance Company Ltd, Eagle Star Life Assurance Company Ltd; Zurich Financial Services UK Pension Trustee Ltd; Eagle Star Executives Pension Trustee Ltd; Eagle Star Securities Ltd; Sceptre Trust Ltd; Home & Overseas Insurance Company Ltd. It is also a nominee for various companies not within the ZFS Group.

BNY (OCS) Nominees Ltd is a nominee for the ZFS Group subsidiaries: Zurich Insurance Company (UK) Ltd and Zurich International (UK) Ltd. It is also a nominee for various companies not within the ZFS Group.

Williams & Glyns (Isle of Man) Nominees Ltd is a nominee for ZFS Group subsidiary, Allied Dunbar International Assurance Ltd, and for the Royal Bank of Scotland (Isle of Man) Limited, the Trustee for Allied Dunbar International Funds Ltd.

ZFS Is Zurich Financial Services, a company incorporated in Switzerland.

This notification is made on behalf of:

Allied Dunbar International Assurance Ltd, Allied Dunbar International Fund Managers Ltd and Allied Dunbar Assurance plc;

Eagle Star Group Services Ltd, Eagle Star Insurance Company Ltd, Eagle Star Life Assurance Company Ltd, Zurich Financial Services UK Pension Trustee Ltd, Eagle Star Executives Pension Trustee Ltd and Eagle Star Holdings Limited;

Zurich International (UK) Ltd and Zurich Insurance Company;

Allied Zurich Holdings Ltd, Zurich Financial Services (UKISA) Ltd, Zurich Group Holding, Allied Zurich plc, the intermediate holding companies of the aforementioned companies, and Zurich Financial Services, their ultimate holding company

The shares could be available for lending and this could lead to a short term re-registration.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Directors' Share Interests
Released	16:18 21-Sep-04
Number	1871D

RNS Number:1871D
Cobham PLC
21 September 2004

Directors' Share Interests

The company granted on 20th September 2004 the following options over Cobham ordinary shares to main board executive directors:

Name of Director	No. of Shares
A E Cook	22,823
G C Cooper	16,700
A Stevens	16,700
A Hannam	12,803
W Tucker	15,586

The exercise price is £13.4733 and the options are ordinarily exercisable between three and ten years from grant to the extent that applicable performance conditions are met.

Name of contact and telephone number for queries:

John Pope 01202 857552

Name of author and company official responsible for making this notification:

John Pope

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	10:58 17-Sep-04
Number	0674D

RNS Number:0674D
Cobham PLC
17 September 2004

Letter to Cobham plc
Dated: 15 September 2004

SECTION 198 COMPANIES ACT 1985

We refer to the letter dated 24 March 2004, disclosing a Notifiable Interest of Zurich Financial Services and its Group in the shares of your Company.

In accordance with the provisions of the above Section, we would inform you of a change to the notifiable interest over shares in your Company, which are held as detailed on the schedule below.

From: Threadneedle Asset Management Limited

Cobham PLC

Registered		ORD 25p Shares	
BNY (OCS) Nominees Ltd	A/c 219064	167,438	
Littledown Nominees Ltd	A/c 07199	27,156	
Littledown Nominees Ltd	A/c 07207	625,137	
Littledown Nominees Ltd	A/c 02642	189,991	
Littledown Nominees Ltd	A/c 21688	193,174	
Littledown Nominees Ltd	A/c 07205	215,077	
Littledown Nominees Ltd	A/c 11121	5,000	
Littledown Nominees Ltd	A/c 02891	3,071,102	
Williams & Glyns Nominees Limited	A/c 0700096001	25,000	
TOTAL		4,519,075	4.05%

Notes

Littledown Nominees Ltd is a nominee for the ZFS Group subsidiaries: Allied Dunbar Assurance plc, Eagle Star Insurance Company Ltd; Eagle Star Life Assurance Company Ltd; Zurich Financial Services UK Pension Trustee Ltd; Eagle Star Executives Pension Trustee Ltd; Eagle Star Securities Ltd; Sceptre Trust Ltd; Home & Overseas Insurance Company Ltd. It is also a nominee for various companies not within the ZFS Group.

BNY (OCS) Nominees Ltd is a nominee for the ZFS Group subsidiaries: Zurich Insurance Company (UK) Ltd and Zurich International (UK) Ltd. It is also a nominee for various companies not within the ZFS Group.

Williams & Glyns (Isle of Man) Nominees Ltd is a nominee for ZFS Group

subsidiary, Allied Dunbar International Assurance Ltd, and for the Royal Bank of Scotland (Isle of Man) Limited, the Trustee for Allied Dunbar International Funds Ltd.

ZFS is Zurich Financial Services, a company incorporated in Switzerland.

This notification is made on behalf of:

Allied Dunbar International Assurance Ltd; Allied Dunbar International Fund Managers Ltd and Allied Dunbar Assurance plc;

Eagle Star Group Services Ltd, Eagle Star Insurance Company Ltd, Eagle Star Life Assurance Company Ltd, Zurich Financial Services UK Pension Trustee Ltd, Eagle Star Executives Pension Trustee Ltd and Eagle Star Holdings Limited;

Zurich International (UK) Ltd and Zurich Insurance Company;

Allied Zurich Holdings Ltd, Zurich Financial Services (UKISA) Ltd, Zurich Group Holding, Allied Zurich plc, the intermediate holding companies of the aforementioned companies, and Zurich Financial Services, their ultimate holding company.

The shares could be available for lending and this could lead to a short term re-registration

15 September 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Further re Interim Results
Released	17:03 14-Sep-04
Number	9630C

RNS Number:9630C
Cobham PLC
14 September 2004

Cobbam plc

Further re: Interim Results

The following ordinary dividend information is further to that contained in the announcement released today at 07.00 under RNS reference 9185C: Ordinary dividend pay date: 13th December 2004. Ordinary dividend record date: 12th November 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Dividend Declaration
Released	15:28 14-Sep-04
Number	9534C

RNS Number:9534C
Cobham PLC
14 September 2004

COBHAM PLC

PREFERENCE SHARE DIVIDEND

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 31st December 2004 at the rate of 3p per share. The dividend will be paid on 23rd December 2004 to shareholders on the register at the close of business on 12th November 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Interim Results
Released	07:00 14-Sep-04
Number	9185C

COBHAM PLC
INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2004

Cobham plc announces another set of record first half results.

	2004	2003	Change
Orders	**£528.3m**	£392.3m	+34.7%
Revenue	**£461.5m**	£385.9m	+19.6%
Profit before tax ,before goodwill amortisation	**£62.3m**	£53.5m	+16.4%
Earnings per share, before goodwill amortisation	**40.2p**	38.0p	+5.8%
Basic earnings per share	**30.8p**	31.2p	
Interim dividend	**9.2p**	8.36p	+10.0%
Cash generation from operating activities	**£76.6m**	£58.6m	+30.7%

- Orders received up 34.7%.
- Growth driven by strong US demand in Aerospace Systems and Chelton.
- New and renewed contracts demonstrate Flight Operations market leadership.
- Encouraging performance from acquisitions with excellent return on investment.
- Excellent operating cash conversion at 83.5%.
 - Order book of £1.3 billion.
- Second half trading is expected to be stronger than the first half.
- A 10% increase in the interim dividend.

Gordon Page CBE, Chairman, commented:

"These results again show the strength of Cobham and provide the foundation for continued growth. Additionally, there are signs of increased opportunities emerging in the civil aircraft business, whilst the US defence market remains buoyant. The group intends to continue its pattern of growth through organic development and by acquisition."

Notes to Editors:

1. Cobham is a leading supplier of specialised equipment for the aerospace, defence, homeland security, communications and search and rescue markets. It also operates, modifies and maintains aircraft for military training, special mission operations and outsourced freight and passenger services.
2. The interim statement is attached. A presentation of the results will be available as a webcast by 16:30 on 14 September and the published report as a download file on 28 September at www.cobham.com.

ENQUIRIES

Cobham plc Telephone: +44 (0) 1202 882020

Allan Cook, *Chief Executive*
Warren Tucker, *Group Financial Director*

College Hill Telephone +44 (0) 207 457 2020
Matthew Smallwood

14 September 2004

INTERIM STATEMENT

Introduction

Cobham has continued to make progress in the first half of 2004. This has been particularly characterised by continued demand in the US where Cobham continues to build its presence through acquisition and contract wins.

A large part of Cobham's historic success has been the award of contracts on programmes and platforms. This pattern has continued in the first half notably with success on the Boeing 7E7.

Cobham's strategy remains to maximise shareholder value by continuing to grow the business organically and through acquisition. During the first half the Group spent £33.3 million on further acquisitions, building expertise and technological advantage in Chelton.

Each division has won significant new orders, grown revenue and increased operating profit.

Underlying profit* for the group continues the trend of strong growth established in recent years. Order intake is 34.7% ahead of the rate for the same period in 2003. Underlying earnings per share of 40.2p were 5.8% higher than for the same period last year. Excluding the impact of translating US profits and FSTA bid costs, earnings per share have increased 12.1%. Basic earnings per share were 30.8p. The Board has approved an increase of 10% in the interim dividend to 9.2p per share (2003: 8.36p).

Results

Revenue increased by 19.6% to £461.5m (2003: £385.9m). Underlying operating profit increased by 12.4% to £68.2m (2003: £60.7m). Underlying profit before taxation rose by 16.4% to £62.3m (2003: £53.5m). Profit on ordinary activities before taxation rose to £51.8m (2003: £46.5m). Margins at the gross, operating and net levels were broadly 1 percentage point lower than in 2003 due to the £1.3m† (2003: £0.4m) of costs associated with our investment in the Future Strategic Air Tanker (FSTA), as a shareholder in AirTanker, Eurofighter Typhoon and A380 programmes in Aerospace Systems.

Net interest payable, including interest payable in respect of joint ventures, amounted to £6.1m (2003: £6.8m). The effective tax rate on profit before taxation and goodwill amortisation for the half year was 27.9% (2003: 27.5%). The cash cost of capital expenditure in the half year was £22.1m (2003: £16.2m).

Net cash inflow from operating activities increased to £76.6m (2003: £58.6m) primarily as a result of improving the management of working capital. Net debt increased from £154.4m at 31 December 2003 to £160.0m at 30 June 2004 including £14.9m of additional debt rising from the conversion of aircraft used in the Australian Coastwatch contract from operating leases to finance leases. The net debt represents a gearing level of 33.1% compared to 33.8% at the beginning of the year.

Expenditure on company funded research and development increased by 4.4% to £21.3m (2003: £20.4m).

* Underlying is defined throughout as profit before goodwill amortisation (2004: £10.5m, 2003: £7.0m) as re-stated for the adoption of FRS 17 for the 2003 financial year onwards.
† FSTA costs are excluded from divisional operating profits.

Aerospace Systems

Orders received	**£198.8m**	(2003:£148.7m)	+33.7%
Revenue	**£171.3m**	(2003: £138.2m)	+24.0%
Operating profit‡	**£25.1m**	(2003: £22.6m)	+11.1%
before goodwill amortisation of	**£4.1m**	(2003: £2.4m)	

‡ Includes group headquarters

The Aerospace Systems Group reported revenue up 24.0% and underlying operating profit up 11.1% for the first half. This reflects the underlying growth of the business and the successful integration of acquisitions made in 2003. The operating profit and margin have been impacted in FR-HiTEMP by delays and associated costs on the Eurofighter Typhoon programme and an increased level of programme expenditure on A380, where first flight is due in 2005. Following a recent redundancy programme and the appointment of new management in FR-HiTEMP, we expect ongoing full year margins in Aerospace Systems to be in the historic range of 16-20%. 2004 is likely to be at the lower end of the range.

In Fluid and Air Distribution, FR-HiTEMP is now actively meeting the design challenges created by the 'more electric' aircraft which requires the adoption of variable frequency power supplies. The company's expertise in power quality management, electronics and brushless motors has been demonstrated in the development of new variable frequency fuel pumps for the A380 aircraft. This development continues to require considerable engineering and programme expenditure. A joint research programme with BAE Systems has resulted in FR-HiTEMP being able to address the latest requirements for high integrity 'fault tolerant' components and systems. Stanley Aviation is involved with a range of product and technology programmes and is pursuing several innovative ideas for aerospace applications. These technologies are employed in the F35 wing section fuel delivery system and in the Embraer 170 and 190 series aircraft.

In Countermeasures, FR Countermeasures has installed a fully automated facility at Milan, Tennessee, USA, for the manufacture of conventional air countermeasure flares. This is the only facility in the USA to comply fully with federal anti-pollution regulations. Wallop Defence Systems in the UK, has successfully introduced a range of 'dual spectral' air countermeasure flares, designed to defeat the latest missile threats.

In Refuelling and Auxiliary Mission Systems, Flight Refuelling Ltd (FRL) and Sargent Fletcher Inc (SFI) are both engaged in the development of air refuelling and weapon carriage and release equipment. In the UK, FRL's new 900 series refuelling pod control system is being produced for the KC-130H aircraft in service with the US Air Force's Special Operations Command. This will allow multiple refuelling operations to be controlled from a single multi-function display. Work also continues to develop a variable drag drogue that will enable fast jet and helicopter receivers to be accommodated on the same tanker mission. SFI is supplying our refuelling equipment to the US Marine Corps. It is also applying our refuelling technology to develop an advanced autonomous contact system for manned or unmanned air vehicle docking operations. FRL and SFI new cold gas and pneumatic carriage and release equipment offer significant maintenance, logistic and cost advantages over conventional explosive cartridge powered systems.

In Life Support, Carleton is currently supplying lightweight on board oxygen generating systems to the US Navy. This will replace existing liquid oxygen equipment. It is also supplying on board nitrogen

generating systems for inerting fuel tanks in the Boeing C 17 aircraft and has recently won the contract for the supply of similar equipment for the Boeing 7E7. The company's pneumatic products are also in use on the F35, joint air to surface standoff missile, joint standoff weapon and extended range wind corrected munitions dispenser programmes. Carleton is applying vapour cycle refrigeration technology to military aircrew cooling systems for the US Army's air warrior programme. Conax has introduced a new joint water activated parachute release system and joint single place life raft into its product range. The company's life vest inflator business remains robust with equipment being supplied for all the US Navy's surface ships. Conax also continues to support the Javelin missile programme and has provided new gassing systems for the exo-atmospheric kill vehicle and theatre high altitude air defence projects which are key elements of the US missile defence programme.

Chelton

Orders received	**£216.9m**	(2003: £164.8m)	+31.6%
Revenue	**£196.5m**	(2003: £150.0m)	+31.0%
Operating profit	**£32.6m**	(2003: £29.5m)	+10.5%
before goodwill amortisation of	**£5.5m**	(2003: £3.7m)	

The Chelton group reported first half revenue up 31% and underlying operating profit up 10.5%. This reflects the underlying growth of this business and the successful integration of acquisitions. The operating margin has been impacted by the dilution effect of acquisitions and by the costs of exiting a composites contract to build a training aircraft. Taking account of the one and a half points of acquisition dilution, we expect Chelton's full year margins to revert to the historic level of 17.5% plus or minus a percentage point. New business was boosted by coalition action in the Middle East and Afghanistan where the company's tactical satcom antennas were in high demand. Chelton's growth is market and technology driven. A policy of continuous investment in avionic research and development has brought success in a number of major new product sectors.

In Antennas and Electromagnetic Technologies, UK deliveries of Bowman radio VHF antennas have continued on schedule to prime contractor General Dynamics. This customer has selected Chelton's high efficiency HF loops for use in Royal Navy ships requiring Bowman interoperability. Deliveries have also taken place of TCAS, GPS, EW and VHF–UHF antennas for existing and new military contracts. On the civil side, initial deliveries of HGA 7000 high speed data Inmarsat airborne antennas have been made and further orders are expected shortly. Newly acquired Precision Antennas has signed telecom and wireless contracts with Nokia and Ericsson. Racal has won major business in the 3G market. Commercial aerospace antenna sales at Airbus, Cessna, Embraer, Gulfstream and Raytheon have grown appreciably and Chelton has been selected recently to undertake antenna siting studies for the A380. At ERA, new Ku-band satcom antenna and personnel mine detection systems are presently under development. Stealth technology expertise has now been enhanced with the commissioning of a combined environmental and Radar Cross Section measuring range. Chelton's latest interference cancellation system has now been ordered by the UK Government.

Microwave produced excellent first half year returns largely due to the recovery of space related activity from the low level of 2003. Substantial new orders have been received for rotary couplers, waveguide assemblies, passive components and microwave subsystems.

Composites produced good first half results with deliveries of radomes for Eurofighter Typhoon, Gripen and the Longbow Apache continuing to schedule. The first flight of the UK's airborne standoff radar system (ASTOR) took place in May with Chelton's satcom and data link radomes and radar array housing on board.

In Avionics, in the audio and intercom field, Chelton's ROVIS LV2 light vehicle intercom now leads the market with 5000 systems ordered in the first six months of the year. Airborne intercom

developments have included the certification of a new digital system for the Rockwell-Collins Pro-line 21, first deliveries of the A380 audio radio management system and the start of production deliveries for the Tiger helicopter. Increased activity in the search & rescue equipment market was reflected in record sales of airborne emergency locator transmitters and maritime automatic identification systems. Also in the maritime sector, SeaTel's stabilised satcom antennas are in great demand and further company growth is confidently predicted as its 'e-mail at sea' business expands. Seimac enjoyed excellent results with the delivery of fishing vessel trackers and submersible market beacons to international clients. The trackers use Seimac's ARGOS transmitters providing location, catch detail and other data worldwide. Chelton produces a comprehensive range of direction finding equipment for both civil and military applications.

During the first half of 2004, significant new business was won in this competitive area from AgustaWestland, Eurocopter, Bell Helicopter and several off-shore oil operators. Wulfsberg has recently released the world's first airborne digital tactical FM radio with full colour LCD display. New cockpit controllers for civil aircraft radios, requiring only half the panel space of competing items, have also achieved their first sales. Newly acquired Pentar Avionics' power distribution maintenance computer is the latest addition to the list of equipment being supplied by Chelton companies for the A380 aircraft. Chelton's Flight Systems "Highway in the Sky" electronic flight instrument continues to set the standard for avionic innovation, with initial deliveries for the FAA's Capstone programme now complete. New certifications have been achieved which will open up the helicopter and business jet markets during 2004.

Homeland security has become an increasingly important area for Chelton. Radio system tracking and surveillance technology are vital in this field and the acquisition of DTC Communications joining the existing Micromill and Orion businesses has strengthened the market position. Expansion in this area of activity is expected.

Flight Operations & Services

Orders received	**£112.6m**	(2003:£70.8m)	+59.0%
Revenue	**£93.7m**	(2003: £89.5m)	+ 4.7%
Operating profit	**£11.8m**	(2003: £10.5m)	+12.4%
before goodwill amortisation of	**£0.9m**	(2003: £0.9m)	

Flight Operations & Services' order book grew by £15m with order intake significantly higher than in 2003 which reflects growth in Australia in particular. First half revenue is up 4.7% and underlying operating profit up 12.4%. The margins have continued to improve. This is a direct result of enhanced programme management on existing and extended contracts. We expect Flight Operations full year margins to remain broadly constant.

In Military Training the UK MoD Falcon 20 fleet upgrade programme is progressing well and is on schedule. Discussions are now at an advanced stage with the MoD to extend the FR Aviation air warfare training contract for a further five years from 2009 to 2014.

In Special Mission Flight Operations, Flight Precision, which undertakes the flight inspection and calibration of airport and en-route navigation systems, had a successful first half, renewing, for further five-year terms, thirteen of its existing contracts. The Australian businesses, National Air Support (NAS) and National Jet Systems (NJS) continue to trade strongly. NAS had a successful half year which included the recent announcement of its extension to the Coastwatch contract for the Australian Customs Service until June 2007. This contract now utilises fifteen company-owned aircraft.

In Outsourced Aviation Services, NJS renewed a number of outsourcing contracts, including a five-year contract with the Australian Department of Transport and Regional Services covering services to the remote Indian Ocean territories of Christmas and Cocos Islands. The five Boeing 727 aircraft added to the fleet late last year to provide overnight freight services to Australian Air Express are performing well, achieving contract requirements and meeting customer expectations. The Solomon Islands contract to operate a Super Puma helicopter in support of the Australian-led regional assistance mission to the Solomon Islands formerly provided by the Australian and New Zealand Defence Force helicopters, won earlier in the year, successfully began operation on 1 July. FR Aviation and Bristow Helicopters have announced an intention to expand further the existing helicopter joint venture, FB Heliservices. This involves the addition of seven helicopters to an existing fleet of fifty-three, together with the novation of a number of associated overseas service contracts currently held by Bristow Helicopters.

In Large Military Aircraft Engineering, FR Aviation Services is a member of the team down selected to provide maintenance at RAF Waddington for the United Kingdom's Royal Air Force fleet of E-3D Sentry airborne warning and control system (AWACS) aircraft. The team, led by Northrop Grumman, anticipates a contract award date of January 2005 for the whole life support programme. This is expected to yield revenues of £50m value to the group over 21 years. Continuing the focus on its core business of flight operations and services, the company announced a further reduction in its shareholding in BASCO from 40% to 19%. We now treat this as a trade investment.

International Financial Reporting Standards

Cobham will adopt International Financial Reporting Standards (IFRS) for the year ending December 2005 and will therefore prepare its 2005 Interim report in accordance with these standards. An impact study assessing all of the key areas of the group's accounts and operations that will be affected was completed in the first half of 2004 and work continues to determine the specific changes in procedures required and likely impact on financial results from each of these areas. This work is programmed to be completed before the publication of the 2004 Annual Report. These studies are not yet at a stage where specific quantitative changes that will be caused by the adoption of IFRS can be published.

People

Geoffrey Cooper OBE, a member of the board and Managing Director of Chelton, received further recognition with the award of the CBE in the Queen's Birthday Honours list published on 12 June 2004. His new appointment was made for 'Services to the Defence Industry'.

In March Marcus Beresford CBE, joined the board as a non-executive director. He is chairman of Ricardo plc, a non-executive director of Spirent plc, and a member of the Engineering and Technology Board. He was chief executive of GKN plc from 2001-2002.

Outlook

We have had considerable success in Australia with the extension of the Australian Coastwatch contract and two further contracts. There have been contract wins in the Boeing 7E7 programme and new oxygen system contracts at Carleton. Cobham continues to be involved in important consortia which have been down selected for contract negotiation: Northrop Grumman for the UK Royal Air Force AWACS programme, Thales for the UK Watchkeeper UAV programme and BAE Systems for the US Counter MANPADS programme.

As previously announced it is anticipated that, in line with prior years, second half trading will be stronger than first half, and Cobham will continue its strong growth profile in 2004. Earnings will be impacted by the translation of the profits of US subsidiaries and will continue to bear FSTA bid costs, now estimated at £4m for the full year, which are not expected to be recovered until 2005.

Encouragingly, there are indications that the commercial aerospace market is showing tentative growth. Continental Europe remains flat but the UK defence market shows some growth in the short term. The US military market continues to be an area of opportunity for Aerospace Systems and Chelton. Cobham has much opportunity both in the short and in the long term. The Board looks forward to reporting continued progress for 2004.

Consolidated Profit and Loss Account

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Group Turnover			
Turnover: group and share of joint ventures'			
Continuing operations	**462.6**	399.0	848.3
Acquisitions in current period	**15.2**	-	-
	477.8	399.0	848.3
Discontinued operations	-	8.2	17.1
Less: share of joint ventures turnover	**(16.3)**	(21.3)	(32.8)
	461.5	385.9	832.6
Cost of sales (including integration costs of £nil - 30.6.2003 £nil - 31.12.03 £0.8m)	**(335.6)**	(276.7)	(585.3)
Gross profit	**125.9**	109.2	247.3
Selling and distribution costs	**(25.3)**	(22.0)	(48.2)
Administration expense (including goodwill amortisation of £10.4m - 30.6.03 £6.9m - 31.12.03 £15.8m)	**(45.7)**	(35.6)	(73.2)
Group Operating Profit			
Continuing operations	**53.7**	53.1	127.1
Acquisitions in current period	**1.2**	-	-
	54.9	53.1	127.1
Discontinued operations	-	(1.5)	(1.2)
	54.9	51.6	125.9
Share of operating profit in joint ventures (including goodwill amortisation of £0.1M - 30.6.03 £0.1m - 31.12.03 £0.1m)	**3.2**	2.7	5.7
Share of operating loss in associate	**(0.4)**	(0.6)	(0.6)
	57.7	53.7	131.0
Exceptional loss on disposal of subsidiary undertakings	-	-	(64.1)
Net interest			
Group	**(5.1)**	(5.6)	(9.3)
Joint ventures	**(1.0)**	(1.2)	(2.2)
Other finance income/(charges)	**0.2**	(0.4)	(0.9)

Profit on Ordinary Activities before Taxation	**51.8**	46.5	54.5
Tax on profit on ordinary activities	**(17.4)**	(14.7)	(36.0)
Profit on Ordinary Activities after Taxation before Minority Interests	**34.4**	31.8	18.5
Minority interest (equity interest)	**(0.2)**	(0.1)	(0.3)
Profit on Ordinary Activities after Taxation attributable to Shareholders	**34.2**	31.7	18.2
Dividends (including non-equity)	**(10.3)**	(9.3)	(31.3)
Profits Retained for the Period	**23.9**	22.4	(13.1)
Earnings per Ordinary Share			
-basic	**30.8p**	31.2p	17.2p
-fully diluted	**30.6p**	31.0p	17.1p
-underlying	**40.2p**	38.0p	93.5p
Ordinary Dividend per Share	**9.20p**	8.36p	28.16p

Consolidated Balance Sheet

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Fixed Assets			
Intangible assets	**362.7**	276.6	345.9
Tangible assets	**242.9**	204.2	228.1
Investment in Joint Ventures:			
Share of gross assets	**67.0**	60.3	71.6
Share of gross liabilities	**(56.1)**	(48.5)	(58.0)
Goodwill	**1.2**	1.5	1.3
Investment in associate	**1.0**	0.6	1.6
	618.7	494.7	590.5
Current Assets			
Stocks	**200.9**	172.4	190.0
Debtors:			
Amounts falling due within one year	**194.5**	195.9	190.6
Amounts falling due after more than one year	**4.9**	0.2	0.2
Investments	**-**	0.1	0.1
Cash at bank and in hand	**65.2**	95.9	106.1
	465.5	464.5	487.0
Creditors			
Amounts falling due within one year			
Borrowings	**(58.2)**	(116.9)	(80.4)
Other creditors	**(287.9)**	(248.4)	(259.8)
Net Current Assets	**119.4**	99.2	146.8
Total Assets less Current Liabilities	**738.1**	593.9	737.3
Creditors			
Amounts falling due after more than one year			
Borrowings	**(167.0)**	(173.0)	(180.2)
Other Creditors	**(17.3)**	(9.6)	(11.7)
Provision for liabilities and charges	**(23.4)**	(39.4)	(39.3)
Net assets excluding pension liabilities	**530.4**	371.9	506.1
Deficit on group pension schemes	**(47.7)**	(47.6)	(49.2)
Net assets including pension liabilities	**482.7**	324.3	456.9

Shareholders' Funds	**481.7**	323.4	455.8
Minority interest (equity)	**1.0**	0.9	1.1
	482.7	324.3	456.9
Net debt	**(160.0)**	(193.9)	(154.4)
Gearing	**33.1%**	59.8%	33.8%

Notes

1. Earnings per share have been calculated using 111,309,389 (30 June 2003 - 101,555,544) ordinary shares, being the weighted average number in issue during the six months to 30 June 2004, excluding those held by the qualifying employees share ownership trust (QUEST). Underlying earnings per ordinary share is calculated based on the profit after taxation, minority interest and preference dividend, adjusted by the exclusion of amortisation of goodwill and, in 2003 full year, integration costs and the loss on the sale of a subsidiary.
2. This report is being sent to shareholders and will be available to members of the public at the company's registered office at Brook Road, Wimborne, Dorset BH21 2BJ, UK.
3. The comparative figures for the year to 31 December 2003 do not constitute full accounts within the meaning of the Companies Act 1985. Full accounts for that year, which include an unqualified audit report and no statements under sections 237(2) or (3) of the companies act 1985, have been delivered to the Registrar of Companies.
4. In the figures for the year ended 31 December 2003, the group has adopted FRS 17. The results for the period ended 30 June 2003 have been restated to reflect this adoption of FRS 17. The result of this restatement is to reduce Profit on Ordinary Activities after Taxation by £0.9m, and to reduce Shareholders' Funds by £62.7m for the period ending 30th June 2003
5. Of the total tax charge, £5.3m (2003: £8.0m) relates to tax on UK operating activities, the remainder relates to overseas operations.

Consolidated Cash Flow Statement

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Cash inflow from operating activities	**76.6**	58.6	147.8
Dividends received from joint ventures	**5.0**	-	-
Returns on investment and servicing of finance	**(6.2)**	(5.5)	(11.0)
Taxation	**(13.2)**	(8.2)	(20.3)
Capital expenditure and financial investment	**(22.1)**	(16.2)	(39.2)
Acquisitions and disposals	**(36.5)**	(34.0)	(115.0)
Dividends paid	**(0.2)**	-	(27.6)
Net cash inflow before use of liquid resources and financing	**3.4**	(5.3)	(65.3)
Management of liquid resources	**0.2**	-	-
Financing	**(42.9)**	30.0	105.1
(Decrease)/Increase in Cash	**(39.3)**	24.7	39.8

Reconciliation of Net Cash Flow to Movement in Net Debt

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m

(Decrease)/Increase in cash in the period	**(39.3)**	24.7	39.8
Decrease/(Increase) in debt and lease financing ▫	**32.4**	(28.7)	0.6
Borrowings on purchase of subsidiary	**-**	-	(12.2)
Loans of subsidiary undertakings acquired	**-**	(0.3)	(1.4)
Exchange movements	**1.3**	(0.8)	7.6
Movement in Net Debt in the Period	**(5.6)**	(5.1)	34.4
Net Debt at beginning of Period	**(154.4)**	(188.8)	(188.8)
Net Debt at end of Period	**(160.0)**	(193.9)	(154.4)

▫ Includes conversion of aircraft operating leases to finance leases of £14.9m

Consolidated Cash Flow Statement Note

Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Operating profit	**54.9**	51.6	125.9
Depreciation	**19.4**	14.9	33.7
Amortisation of goodwill and intangibles	**10.5**	7.1	16.3
(Profit) on sale of fixed assets	**(0.2)**	(0.8)	(0.7)
Difference between pension charge and cash contributions	**(1.5)**	(1.2)	(2.5)
Provisions for liabilities and charges	**-**	(0.4)	-
Long-term incentive plan	**-**	0.3	0.6
Increase in working capital	**(6.5)**	(12.9)	(25.5)
Net Cash Inflow from Operating Activities	**76.6**	58.6	147.8

Statement of Total Recognised Gains and Losses

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Profit Attributable to Shareholders	**34.2**	31.7	18.2
Currency translation differences on foreign currency net investments	**(2.8)**	2.0	2.1
Actuarial loss on pensions o	**-**	-	(7.5)
Movement on deferred tax relating to pension liability	**(0.5)**	0.3	1.1
Total Recognised Gains and Losses relating to the Period	**30.9**	34.0	13.9
Prior year adjustment	**-**	(61.8)	(61.8)
Total Gains and Losses recognised since last interim report	**30.9**	(27.8)	(47.9)

o Actuarial gains/losses on pensions are recognised on performance of an actuarial valuation at each full year end.

Independent review report to Cobham plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
Southampton

14 September 2004

Notes:

(a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial

information may differ from legislation in other jurisdictions.

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Re: Countermeasures
Released	07:00 06-Sep-04
Number	6198C

06 September 2004

COBHAM'S SARGENT FLETCHER IN TEAM TO SUPPLY COUNTERMEASURES EQUIPMENT TO THE US DEPARTMENT OF HOMELAND SECURITY FOR USE IN CIVIL AVIATION

Sargent Fletcher Inc, part of Cobham's Aerospace Systems Group, has recently extended its existing special purpose pod capability to include: the design, integration and manufacture of a special purpose pod specifically for Counter-MANPADS (Man-Portable Air Defence Systems) equipment. Following the capability extension Cobham is delighted to announce that Sargent Fletcher is a member of the BAE Systems led team selected by the Counter-MANPADS Special Projects Office within the US Department of Homeland Security to progress a $45m Phase 2 development, testing and evaluation of prototype systems using existing military and commercial technologies. The team will produce a state-of-the-art IR (Infrared) missile protection system that leverages proven military technology into the commercial airline industry.

Andy Stevens, Group Managing Director, Cobham's Aerospace Systems Group said,

'*This success demonstrates Cobham companies' ability to work in teams on international programmes. This programme, in addition to other recent awards for electronic pod structure, strengthens Sargent Fletcher's position as a world leader in aircraft special purpose (electronic) pod design and manufacture.*'

NOTES TO EDITOR

The BAE Systems team includes Honeywell Aerospace, American Airlines, and Cobham's Sargent Fletcher Inc. Honeywell will lead the Operations and Support component of the programme. American Airlines will provide critical stakeholder perspective to ensure commercial compatibility. Sargent Fletcher will provide the pod which will contain the missile detection and countermeasure equipment.

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker, Group Financial Director — Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood — Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Interim results warning
Released	09:24 31-Aug-04
Number	4258C

RNS Number:4258C
Cobham PLC
31 August 2004

NOTICE OF INTERIM RESULTS AND CHANGE OF VENUE

Cobham plc will be announcing Interim Results for the six months ended 30th June 2004, on Tuesday 14th September. An analyst meeting will be held that day at 09:30 am in the Auditorium at the Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The results presentation and webcast will also be available on the website www.cobham.com from 4:30 pm that day.

ENQUIRIES

Cobham plc

Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

Date: 31 August 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:01 13-Aug-04
Number	9449B

RNS Number:9449B
Cobham PLC
13 August 2004

LETTER TO: COBHAM PLC
DATED: 11 AUGUST 2004

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

I write to advise that Scottish Widows Investment Partnership Ltd, is interested in 4,409,146 ordinary shares of the above mentioned company. Of this interest, 3,368,995 shares are material interests, which we understand represents 3.019% of the relevant share capital, and constitutes a notifiable interest for the purposes of Part VI of the Companies Act 1985. This is calculated on an issued share capital of 111,565,370 shares.

This notification is made on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited who are deemed to be interested in these shares as, like Scottish Widows Investment Partnership, they are all companies within the Lloyds TSB Group of Companies.

The schedule below identifies the registration details of this holding.

LETTER FROM: S BRICE
Manager
Client Liaison
Scottish Widows Investment Partnership

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED

As At COB : 10-Aug-04 Holders Breakdown - 3% Material Holdings where a movement has

Sedol	Company Name	Stock Description	Total Fund Amount	Group Company	Fund	Registered Holder
0343006	COBHAM	ORD 25P	413.460.000	SWIP	AA1AA	STATE STREET NO LTD A/C XBY2
			30.465.000	SWIP	AA2AA	STATE STREET NO LTD A/C XBY3
			57.343.000	SWIP	AEQ	STATE STREET NO LTD A/C W36A
			124.610.000	SWIP	ALEQ1	STATE STREET NO

			LTD A/C W32L
17.130.000	SWIP	ALSPF	STATE STREET NO LTD A/C W3L2
373.089.000	SWIP	APEQU	STATE STREET NO LTD A/C W33H
428.986.000	SWIP	BH2AA	STATE STREET NO LTD A/C XBJ2
43.180.000	SWIP	BH9AA	STATE STREET NO LTD A/C XBK2
178.764.000	SWIP	FEU	STATE STREET NO LTD A/C W3J3
12.768.000	SWIP	FIX	STATE STREET NO LTD A/C W3I8
74.158.000	SWIP	GIEQU	STATE STREET NO LTD A/C XBP7
218.172.000	SWIP	GPS	STATE STREET NO LTD A/C XBY4
9.287.000	SWIP	IVP	STATE STREET NO LTD A/C W39Q
10.287.000	SWIP	LGOPS	STATE STREET NO LTD A/C XBY5
6.930.000	SWIP	LLEQT	STATE STREET NO LTD A/C W32Z
66.867.000	SWIP	N01	STATE STREET NO LTD A/C W39N
184.704.000	SWIP	PEQ	STATE STREET NO LTD A/C W36U
227.664.000	SWIP	TSLTM	STATE STREET NO LTD A/C XBK6
2.853.000	SWIP	TSPIP	STATE STREET NO LTD A/C XBS8
888.278.000	SWIP	W01	STATE STREET NO LTD A/C W39F
3.368.995.000			

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Re Joint Venture
Released	07:00 22-Nov-04
Number	4521F

RNS Number:4521F
Cobham PLC
22 November 2004

22 November 2004

FR AVIATION EXPANDS ITS HELICOPTER JOINT VENTURE
WITH BRISTOW HELICOPTERS

FR Aviation, a subsidiary of Cobham's Flight Operations and Services Group, and Bristow Helicopters have expanded the scope of their existing helicopter joint venture, FB Heliservices (FBH), as anticipated in the announcement on 21 July 2004.

FBH will now provide, operate and support helicopters worldwide military and government applications, building on its successful operation of the tri-service Defence Helicopter Flying School (DHFS) and existing contracts with the UK MoD in Belize and Cyprus.

Under a transaction completed on 5 November FBH acquired seven helicopters from Bristow Helicopters increasing the fleet to 60 aircraft. A £10 million, four year contract for troop transportation and helicopter support in Brunei was also awarded to FBH, which commenced in October 2004.

A separate three year contract has subsequently been won by FBH to provide a helicopter at Middle Wallop, Wiltshire, UK to undertake training for the Brunei and Belize crews, which also commenced in October.

As part of the expansion of the joint venture, a dedicated FBH management team will be established at offices in Basingstoke, Hampshire.

Alex Hannam, Group Managing Director, FR Aviation, said,

'FB Heliservices has successfully operated the Defence Helicopter Flying School for seven years and grown the business outside the UK. Under the new agreement, FB Heliservices can now operate worldwide focussing on clearly identified opportunities, underpinned by new business in Brunei.'

NOTES TO THE EDITOR
Cobham's Flight Operations and Services Group operates more than 150 aircraft worldwide in the aerospace and defence markets, specialising in military training, special mission flight operations, freight and passenger services and large military aircraft maintenance.

Formed in 1995 to operate the tri-service Defence Helicopter Flying School

(DHFS) under a 12 year contract, FBH, which is 50% owned by Cobham, trains more than 220 pilots a year under one the most successful PFI contracts ever awarded by the UK MoD. Flying more than 35,000 hours annually the DHFS fleet of 50 aircraft operates from three UK locations with Bell 412 Griffins and Eurocopter AS350BB Squirrels.

FBH owns and operates a full motion simulator, simulator building and other synthetic training equipment, along with test and ground support equipment to support the DHFS and overseas operations. In addition to the flying training elements of the DHFS contract, FBH provides a wide range of support services across sites ranging from the supply of flight system operators to maintenance of the Historic Aircraft Flight.

In 2002 FBH expanded its operations winning helicopter provision and maintenance contracts in Belize and Cyprus. The business for Cyprus was a landmark award being the first outsourcing contract for an operational unit.

ENQUIRIES
Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved



Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	16:27 16-Nov-04
Number	3058F

RNS Number:3058F
Cobham PLC
16 November 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

(1) A J Hannam, (2) A J Stevens, (3) W G Tucker

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Cobham Savings Related Share Option Scheme

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 25p shares

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

16th November 2004

18) Period during which or date on which exercisable

(1) A J Hannam 01.02.08 - 01.08.08
(2) A J Stevens 01.02.10 - 01.08.10
(3) W G Tucker 01.02.12 - 01.08.12

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

(1) A J Hannam 493
(2) A J Stevens 1535
(3) W G Tucker 1661

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£10.76

22) Total number of shares or debentures over which options held following this notification

(1) A J Hannam 1235
(2) A J Stevens 1535
(3) W G Tucker 1661

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 16th November 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:32 01-Nov-04
Number	6990E

RNS Number:6990E
Cobham PLC
1 November 2004

LETTER TO: COBHAM PLC
29 October 2004

COBHAM PLC (THE "COMPANY") - SEDOL 0343006

This notification supersedes our previous notification to you dated 21 May 2004 and is prompted by purchases totalling 57,080 on 28 October 2004.

This notification relates to issued ordinary shares of GBP0.25 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva pc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 4,467,630 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 4,467,630 shares giving the Aviva group a total percentage interest in the shares of 4.00%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Aviva plc.

From: Abby Condick
for and on behalf of
Aviva plc

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	375,433 (Material)

Chase GA Group Nominees Ltd	2,839,987 (Material)
Chase Nominees Ltd	308,329 (Material)
CUIM Nominee Ltd	753,881 (Material)
RBSTB Nominees Ltd	190,000 (Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 4.00%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,576,171

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	375,433	(Material)
Chase GA Group Nominees Ltd	2,839,987	(Material)
Chase Nominees Ltd	308,329	(Material)
CUIM Nominee Ltd	753,881	(Material)
RBSTB Nominees Ltd	190,000	(Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 4.00%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,576,171

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:00 01-Nov-04
Number	6545E

RNS Number:6545E
Cobham PLC
01 November 2004

01 November 2004

SPECTRONIC ACQUIRED BY COBHAM PLC

Cobham plc announces the acquisition of Spectronic, a leading manufacturer of audio surveillance and intercept products for government applications in the homeland security market, for a consideration of £21.1 million paid in cash. Spectronic has been organised as a wholly owned subsidiary of DTC Communications Inc (USA) within the Chelton Avionics Group. Its sixty employees are expected to remain with the business, and operations will continue at the company's headquarters in Grenaa, Denmark.

Spectronic provides a variety of wired and wireless audio communication products, as well as system level intercept solutions, to government agencies and a select group of OEM manufacturers worldwide. The company has seen substantial sustained growth across all product lines.

Spectronic's products are highly complementary to DTC's products, as well as those of other Chelton companies operating in the homeland security market, notably Orion Electronics Ltd (Canada) and Micromill Electronics Ltd (UK). These businesses are positioned to benefit from increased priority and expenditure by the world's governments as part of anti-terrorism efforts.

DTC and Spectronic will continue to market and develop products independently. DTC employs 150 people, including a technical staff of 41, and is based in Nashua, New Hampshire, USA.

Allan Cook, Chief Executive, Cobham plc stated,

"The acquisition of Spectronic provides our customers with a broader range of homeland security communication solutions. Of special interest are their intercept products for Internet applications, a rapidly growing market."

ENQUIRIES
Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	12:19 26-Oct-04
Number	4811E

RNS Number:4811E
Cobham PLC
26 October 2004

Letter to Cobham PLC

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	43,624	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	40,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	140,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942187	104,533	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	455,844	
HSBC Global Custody Nominee (UK) Ltd A/c 130007	40,692	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	21,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	3,060,940	
HSBC Global Custody Nominee (UK) Ltd A/c 866197	19,400	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	14,900	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	366,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	153,480	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	5,200	
	4,465,613	4.00%

We currently have a notifiable interest in 4,465,613 ordinary shares which we understand represents 4.00% of that class of your share capital calculated on an issued share capital of 111,576,171 ordinary shares.

Letter from Legal & General Investment Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report 

Company	Cobham PLC
TIDM	COB
Headline	Cobham Update
Released	07:00 18-Oct-04
Number	1607E

Cobham plc

Cobham Update

Chelton SATCOM Equipment

Cobham announces that Embraer has selected Chelton Satcom's HSD-7000 Inmarsat Swift64 Aero High Speed Data system to provide the LEGACY corporate jet with global in-flight connectivity. This will provide the ability to send and receive email, browse the World Wide Web, take part in video conferencing and make voice calls and high quality digital ISDN voice calls whilst airborne. It uses modem technology jointly developed with Nera SatCom of Oslo, Norway, and can provide up to 492Kbps date rates.

Also, the Chelton HGA-6000 High Gain SATCOM antenna has been selected by Gulfstream for optional installation as part of the broadband multi-link fully integrated Inmarsat and SKYlink satellite communication systems on their G450 and G550 aircraft. Two aircraft will be modified for testing and the first installation is currently underway in Savannah, with Supplemental Type Certificate (STC) approval on the G550 expected by the end of the year. A G450 STC is planned for Spring 2005.

Chelton ROVIS Order

Chelton Defence Communications, together with US team partner, Northrop Grumman, has received a £6m order from the US Army Communications and Electronics Command (CECOM). ROVIS (type classified as AN/VIC-3 in the US) is a digital audio system which provides noise free communications between crew members inside combat vehicles and externally to up to six combat net radios. Over 25,000 systems have been delivered in fifteen countries.

Delivery of Flight Refuelling Systems on the A310 MRTT

Flight Refuelling Ltd is supplying the German Air Force (Luftwaffe) and Royal Canadian Air Force with the latest Flight Refuelling 900 series refuelling system in a contract worth £13 million. The 907 pod and control system has been specially adapted for the A310, providing an optimised refuelling platform for multiple receivers at operating airspeeds of 200-300 knots.

The first Airbus A310MRTT was officially handed over to the German Air Force in Dresden, Germany on 29 September. A total of six A310 MRTTs are scheduled: four to be delivered to the German Air Force and two to the Royal Canadian Air Force. The aircraft features two wing mounted refuelling pods, each with an integrated patented drogue, and a pod control panel.

Allan Cook, Chief Executive, Cobham plc, stated,

"Chelton's selection to supply SATCOM antennas for the Embraer Legacy and Gulfstream 450 and 550, further orders for the successful ROVIS vehicle audio systems and the successful delivery of the first A310 MRTT aircraft with Flight Refuelling hose and drogue equipment yet

again demonstrates Cobham's world leading position in its chosen niche markets."

NOTES TO EDITOR

Chelton, part of Cobham plc, is one of the world's leading multi band and multi function airborne antenna and military audio equipment suppliers.

Chelton Satcom Inc, a Chelton Group company, is based in Texas, USA, and designs and manufactures industry leading Satcom systems and antennas.

Chelton Defence Communications (UK), a Chelton Group company, provides advanced digital military vehicle intercom systems to armed forced world wide.

Flight Refuelling (UK) and Sargent Fletcher (US) form the Refuelling & Auxiliary Missions Equipment Division of Cobham's Aerospace Systems Group. The division designs and integrates refuelling systems, external fuel tanks, weapons carriage and release, tactical UAVs and ATC systems.

18 October 2004

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director — Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood — Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	16:26 08-Oct-04
Number	9032D

RNS Number:9032D
Cobham PLC
8 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

Cobham plc

2) NAME OF DIRECTOR

G C Cooper

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director named in 2 and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

G C Cooper - 20 Mrs I A Cooper - 20 (13 - General PEP, 7 - SC PEP)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment
G C Cooper - 13 - General PEP, 7 - SC PEP
Mrs I A Cooper - 13 - General PEP, 7 - SC PEP

7) Number of shares/amount of
stock acquired

40

8) Percentage of issued Class

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class

11) Class of security

Ordinary 25p shares

12) Price per share

£13.32

13) Date of transaction

30th September 2004

14) Date company informed

7th October 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 8th October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

Cobham plc

2) NAME OF DIRECTOR

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

G F Page

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment - 25 - General PEP, 6- SC PEP (97/98), 7 - SC PEP (95/96)

7) Number of shares/amount of stock acquired

38

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

Ordinary 25p shares

12) Price per share

£13.32

13) Date of transaction

30th September 2004

14) Date company informed

7th October 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 8th October 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:01 23-Sep-04
Number	2678D

RNS Number:2678D
Cobham PLC
23 September 2004

Letter to Cobham Plc
Dated: 20 September 2004

SECTION 198 COMPANIES ACT 1985

We refer to the letter dated 15 September 2004, disclosing a Notifiable Interest of Zurich Financial Services and its Group in the shares of your Company.

In accordance with the provisions of the above Section, we would inform you of a change to the notifiable interest over shares in your Company, which are held as detailed on the below schedule.

Letter from Threadneedle Asset Management Limited

Cobham PLC

Registered		Ordinary 25p Shares	
BNY (OCS) Nominees Ltd	A/c 219064	167,438	
Littledown Nominees Ltd	A/c 29518	56,414	
Littledown Nominees Ltd	A/c 07199	27,156	
Littledown Nominees Ltd	A/c 07207	482,866	
Littledown Nominees Ltd	A/c 02642	189,991	
Littledown Nominees Ltd	A/c 21688	193,174	
Littledown Nominees Ltd	A/c 07205	215,077	
Littledown Nominees Ltd	A/c 11121	5,000	
Littledown Nominees Ltd	A/c 02891	3,071,102	
Williams & Glyns Nominees Limited	A/c 0700096001	25,000	
TOTAL		4,433,218	3.97%

Notes

Littledown Nominees Ltd is a nominee for the ZFS Group subsidiaries: Allied Dunbar Assurance plc, Eagle Star Insurance Company Ltd, Eagle Star Life Assurance Company Ltd; Zurich Financial Services UK Pension Trustee Ltd; Eagle Star Executives Pension Trustee Ltd; Eagle Star Securities Ltd; Sceptre Trust Ltd; Home & Overseas Insurance Company Ltd. It is also a nominee for various companies not within the ZFS Group.

BNY (OCS) Nominees Ltd is a nominee for the ZFS Group subsidiaries: Zurich Insurance Company (UK) Ltd and Zurich International (UK) Ltd. It is also a nominee for various companies not within the ZFS Group.

Williams & Glyns (Isle of Man) Nominees Ltd is a nominee for ZFS Group subsidiary, Allied Dunbar International Assurance Ltd, and for the Royal Bank of Scotland (Isle of Man) Limited, the Trustee for Allied Dunbar International Funds Ltd.

ZFS Is Zurich Financial Services, a company incorporated in Switzerland.

This notification is made on behalf of:

Allied Dunbar International Assurance Ltd, Allied Dunbar International Fund Managers Ltd and Allied Dunbar Assurance plc;

Eagle Star Group Services Ltd, Eagle Star Insurance Company Ltd, Eagle Star Life Assurance Company Ltd, Zurich Financial Services UK Pension Trustee Ltd, Eagle Star Executives Pension Trustee Ltd and Eagle Star Holdings Limited;

Zurich International (UK) Ltd and Zurich Insurance Company;

Allied Zurich Holdings Ltd, Zurich Financial Services (UKISA) Ltd, Zurich Group Holding, Allied Zurich plc, the intermediate holding companies of the aforementioned companies, and Zurich Financial Services, their ultimate holding company

The shares could be available for lending and this could lead to a short term re-registration.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Directors' Share Interests
Released	16:18 21-Sep-04
Number	1871D

RNS Number:1871D
Cobham PLC
21 September 2004

Directors' Share Interests

The company granted on 20th September 2004 the following options over Cobham ordinary shares to main board executive directors:

Name of Director	No. of Shares
A E Cook	22,823
G C Cooper	16,700
A Stevens	16,700
A Hannam	12,803
W Tucker	15,586

The exercise price is £13.4733 and the options are ordinarily exercisable between three and ten years from grant to the extent that applicable performance conditions are met.

Name of contact and telephone number for queries:

John Pope 01202 857552

Name of author and company official responsible for making this notification:

John Pope

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	10:58 17-Sep-04
Number	0674D

RNS Number:0674D
Cobham PLC
17 September 2004

Letter to Cobham plc
Dated: 15 September 2004

SECTION 198 COMPANIES ACT 1985

We refer to the letter dated 24 March 2004, disclosing a Notifiable Interest of Zurich Financial Services and its Group in the shares of your Company.

In accordance with the provisions of the above Section, we would inform you of a change to the notifiable interest over shares in your Company, which are held as detailed on the schedule below.

From: Threadneedle Asset Management Limited

Cobham PLC

Registered		ORD 25p Shares	
BNY (OCS) Nominees Ltd	A/c 219064	167,438	
Littledown Nominees Ltd	A/c 07199	27,156	
Littledown Nominees Ltd	A/c 07207	625,137	
Littledown Nominees Ltd	A/c 02642	189,991	
Littledown Nominees Ltd	A/c 21688	193,174	
Littledown Nominees Ltd	A/c 07205	215,077	
Littledown Nominees Ltd	A/c 11121	5,000	
Littledown Nominees Ltd	A/c 02891	3,071,102	
Williams & Glyns Nominees Limited	A/c 0700096001	25,000	
TOTAL		4,519,075	4.05%

Notes

Littledown Nominees Ltd is a nominee for the ZFS Group subsidiaries: Allied Dunbar Assurance plc, Eagle Star Insurance Company Ltd; Eagle Star Life Assurance Company Ltd; Zurich Financial Services UK Pension Trustee Ltd; Eagle Star Executives Pension Trustee Ltd; Eagle Star Securities Ltd; Sceptre Trust Ltd; Home & Overseas Insurance Company Ltd. It is also a nominee for various companies not within the ZFS Group.

BNY (OCS) Nominees Ltd is a nominee for the ZFS Group subsidiaries: Zurich Insurance Company (UK) Ltd and Zurich International (UK) Ltd. It is also a nominee for various companies not within the ZFS Group.

Williams & Glyns (Isle of Man) Nominees Ltd is a nominee for ZFS Group

subsidiary, Allied Dunbar International Assurance Ltd, and for the Royal Bank of Scotland (Isle of Man) Limited, the Trustee for Allied Dunbar International Funds Ltd.

ZFS is Zurich Financial Services, a company incorporated in Switzerland.

This notification is made on behalf of:

Allied Dunbar International Assurance Ltd; Allied Dunbar International Fund Managers Ltd and Allied Dunbar Assurance plc;

Eagle Star Group Services Ltd, Eagle Star Insurance Company Ltd, Eagle Star Life Assurance Company Ltd, Zurich Financial Services UK Pension Trustee Ltd, Eagle Star Executives Pension Trustee Ltd and Eagle Star Holdings Limited;

Zurich International (UK) Ltd and Zurich Insurance Company;

Allied Zurich Holdings Ltd, Zurich Financial Services (UKISA) Ltd, Zurich Group Holding, Allied Zurich plc, the intermediate holding companies of the aforementioned companies, and Zurich Financial Services, their ultimate holding company.

The shares could be available for lending and this could lead to a short term re-registration

15 September 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Further re Interim Results
Released	17:03 14-Sep-04
Number	9630C

RNS Number:9630C
Cobham PLC
14 September 2004

Cobbam plc

Further re: Interim Results

The following ordinary dividend information is further to that contained in the announcement released today at 07.00 under RNS reference 9185C: Ordinary dividend pay date: 13th December 2004. Ordinary dividend record date: 12th November 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Dividend Declaration
Released	15:28 14-Sep-04
Number	9534C

RNS Number:9534C
Cobham PLC
14 September 2004

COBHAM PLC

PREFERENCE SHARE DIVIDEND

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 31st December 2004 at the rate of 3p per share. The dividend will be paid on 23rd December 2004 to shareholders on the register at the close of business on 12th November 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Interim Results
Released	07:00 14-Sep-04
Number	9185C

COBHAM PLC
INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2004

Cobham plc announces another set of record first half results.

	2004	2003	Change
Orders	**£528.3m**	£392.3m	+34.7%
Revenue	**£461.5m**	£385.9m	+19.6%
Profit before tax ,before goodwill amortisation	**£62.3m**	£53.5m	+16.4%
Earnings per share, before goodwill amortisation	**40.2p**	38.0p	+5.8%
Basic earnings per share	**30.8p**	31.2p	
Interim dividend	**9.2p**	8.36p	+10.0%
Cash generation from operating activities	**£76.6m**	£58.6m	+30.7%

- Orders received up 34.7%.
- Growth driven by strong US demand in Aerospace Systems and Chelton.
- New and renewed contracts demonstrate Flight Operations market leadership.
- Encouraging performance from acquisitions with excellent return on investment.
- Excellent operating cash conversion at 83.5%.
 - Order book of £1.3 billion.
- Second half trading is expected to be stronger than the first half.
- A 10% increase in the interim dividend.

Gordon Page CBE, Chairman, commented:

"These results again show the strength of Cobham and provide the foundation for continued growth. Additionally, there are signs of increased opportunities emerging in the civil aircraft business, whilst the US defence market remains buoyant. The group intends to continue its pattern of growth through organic development and by acquisition."

Notes to Editors:

1. Cobham is a leading supplier of specialised equipment for the aerospace, defence, homeland security, communications and search and rescue markets. It also operates, modifies and maintains aircraft for military training, special mission operations and outsourced freight and passenger services.

2. The interim statement is attached. A presentation of the results will be available as a webcast by 16:30 on 14 September and the published report as a download file on 28 September at www.cobham.com.

ENQUIRIES

Cobham plc Telephone: +44 (0) 1202 882020

Allan Cook, *Chief Executive*
Warren Tucker, *Group Financial Director*

College Hill Telephone +44 (0) 207 457 2020
Matthew Smallwood

14 September 2004

INTERIM STATEMENT

Introduction

Cobham has continued to make progress in the first half of 2004. This has been particularly characterised by continued demand in the US where Cobham continues to build its presence through acquisition and contract wins.

A large part of Cobham's historic success has been the award of contracts on programmes and platforms. This pattern has continued in the first half notably with success on the Boeing 7E7.

Cobham's strategy remains to maximise shareholder value by continuing to grow the business organically and through acquisition. During the first half the Group spent £33.3 million on further acquisitions, building expertise and technological advantage in Chelton.

Each division has won significant new orders, grown revenue and increased operating profit.

Underlying profit* for the group continues the trend of strong growth established in recent years. Order intake is 34.7% ahead of the rate for the same period in 2003. Underlying earnings per share of 40.2p were 5.8% higher than for the same period last year. Excluding the impact of translating US profits and FSTA bid costs, earnings per share have increased 12.1%. Basic earnings per share were 30.8p. The Board has approved an increase of 10% in the interim dividend to 9.2p per share (2003: 8.36p).

Results

Revenue increased by 19.6% to £461.5m (2003: £385.9m). Underlying operating profit increased by 12.4% to £68.2m (2003: £60.7m). Underlying profit before taxation rose by 16.4% to £62.3m (2003: £53.5m). Profit on ordinary activities before taxation rose to £51.8m (2003: £46.5m). Margins at the gross, operating and net levels were broadly 1 percentage point lower than in 2003 due to the £1.3m† (2003: £0.4m) of costs associated with our investment in the Future Strategic Air Tanker (FSTA), as a shareholder in AirTanker, Eurofighter Typhoon and A380 programmes in Aerospace Systems.

Net interest payable, including interest payable in respect of joint ventures, amounted to £6.1m (2003: £6.8m). *The effective tax rate on profit before taxation and goodwill amortisation for the half* year was 27.9% (2003: 27.5%). The cash cost of capital expenditure in the half year was £22.1m (2003: £16.2m).

Net cash inflow from operating activities increased to £76.6m (2003: £58.6m) primarily as a result of improving the management of working capital. Net debt increased from £154.4m at 31 December 2003 to £160.0m at 30 June 2004 including £14.9m of additional debt rising from the conversion of aircraft used in the Australian Coastwatch contract from operating leases to finance leases. The net debt represents a gearing level of 33.1% compared to 33.8% at the beginning of the year.

Expenditure on company funded research and development increased by 4.4% to £21.3m (2003: £20.4m).

* Underlying is defined throughout as profit before goodwill amortisation (2004: £10.5m, 2003: £7.0m) as re-stated for the adoption of FRS 17 for the 2003 financial year onwards.
† FSTA costs are excluded from divisional operating profits.

-

Aerospace Systems

Orders received	**£198.8m**	(2003:£148.7m)	+33.7%
Revenue	**£171.3m**	(2003: £138.2m)	+24.0%
Operating profit‡	**£25.1m**	(2003: £22.6m)	+11.1%
before goodwill amortisation of	**£4.1m**	(2003: £2.4m)	

‡ Includes group headquarters

The Aerospace Systems Group reported revenue up 24.0% and underlying operating profit up 11.1% for the first half. This reflects the underlying growth of the business and the successful integration of acquisitions made in 2003. The operating profit and margin have been impacted in FR-HiTEMP by delays and associated costs on the Eurofighter Typhoon programme and an increased level of programme expenditure on A380, where first flight is due in 2005. Following a recent redundancy programme and the appointment of new management in FR-HiTEMP, we expect ongoing full year margins in Aerospace Systems to be in the historic range of 16-20%. 2004 is likely to be at the lower end of the range.

In Fluid and Air Distribution, FR-HiTEMP is now actively meeting the design challenges created by the 'more electric' aircraft which requires the adoption of variable frequency power supplies. The company's expertise in power quality management, electronics and brushless motors has been demonstrated in the development of new variable frequency fuel pumps for the A380 aircraft. This development continues to require considerable engineering and programme expenditure. A joint research programme with BAE Systems has resulted in FR-HiTEMP being able to address the latest requirements for high integrity 'fault tolerant' components and systems. Stanley Aviation is involved with a range of product and technology programmes and is pursuing several innovative ideas for aerospace applications. These technologies are employed in the F35 wing section fuel delivery system and in the Embraer 170 and 190 series aircraft.

In Countermeasures, FR Countermeasures has installed a fully automated facility at Milan, Tennessee, USA, for the manufacture of conventional air countermeasure flares. This is the only facility in the USA to comply fully with federal anti-pollution regulations. Wallop Defence Systems in the UK, has successfully introduced a range of 'dual spectral' air countermeasure flares, designed to defeat the latest missile threats.

In Refuelling and Auxiliary Mission Systems, Flight Refuelling Ltd (FRL) and Sargent Fletcher Inc (SFI) are both engaged in the development of air refuelling and weapon carriage and release equipment. In the UK, FRL's new 900 series refuelling pod control system is being produced for the KC-130H aircraft in service with the US Air Force's Special Operations Command. This will allow multiple refuelling operations to be controlled from a single multi-function display. Work also continues to develop a variable drag drogue that will enable fast jet and helicopter receivers to be accommodated on the same tanker mission. SFI is supplying our refuelling equipment to the US Marine Corps. It is also applying our refuelling technology to develop an advanced autonomous contact system for manned or unmanned air vehicle docking operations. FRL and SFI new cold gas and pneumatic carriage and release equipment offer significant maintenance, logistic and cost advantages over conventional explosive cartridge powered systems.

In Life Support, Carleton is currently supplying lightweight on board oxygen generating systems to the US Navy. This will replace existing liquid oxygen equipment. It is also supplying on board nitrogen

generating systems for inerting fuel tanks in the Boeing C 17 aircraft and has recently won the contract for the supply of similar equipment for the Boeing 7E7. The company's pneumatic products are also in use on the F35, joint air to surface standoff missile, joint standoff weapon and extended range wind corrected munitions dispenser programmes. Carleton is applying vapour cycle refrigeration technology to military aircrew cooling systems for the US Army's air warrior programme. Conax has introduced a new joint water activated parachute release system and joint single place life raft into its product range. The company's life vest inflator business remains robust with equipment being supplied for all the US Navy's surface ships. Conax also continues to support the Javelin missile programme and has provided new gassing systems for the exo-atmospheric kill vehicle and theatre high altitude air defence projects which are key elements of the US missile defence programme.

Chelton

Orders received	**£216.9m**	(2003: £164.8m)	+31.6%
Revenue	**£196.5m**	(2003: £150.0m)	+31.0%
Operating profit	**£32.6m**	(2003: £29.5m)	+10.5%
before goodwill amortisation of	**£5.5m**	(2003: £3.7m)	

The Chelton group reported first half revenue up 31% and underlying operating profit up 10.5%. This reflects the underlying growth of this business and the successful integration of acquisitions. The operating margin has been impacted by the dilution effect of acquisitions and by the costs of exiting a composites contract to build a training aircraft. Taking account of the one and a half points of acquisition dilution, we expect Chelton's full year margins to revert to the historic level of 17.5% plus or minus a percentage point. New business was boosted by coalition action in the Middle East and Afghanistan where the company's tactical satcom antennas were in high demand. Chelton's growth is market and technology driven. A policy of continuous investment in avionic research and development has brought success in a number of major new product sectors.

In Antennas and Electromagnetic Technologies, UK deliveries of Bowman radio VHF antennas have continued on schedule to prime contractor General Dynamics. This customer has selected Chelton's high efficiency HF loops for use in Royal Navy ships requiring Bowman interoperability. Deliveries have also taken place of TCAS, GPS, EW and VHF–UHF antennas for existing and new military contracts. On the civil side, initial deliveries of HGA 7000 high speed data Inmarsat airborne antennas have been made and further orders are expected shortly. Newly acquired Precision Antennas has signed telecom and wireless contracts with Nokia and Ericsson. Racal has won major business in the 3G market. Commercial aerospace antenna sales at Airbus, Cessna, Embraer, Gulfstream and Raytheon have grown appreciably and Chelton has been selected recently to undertake antenna siting studies for the A380. At ERA, new Ku-band satcom antenna and personnel mine detection systems are presently under development. Stealth technology expertise has now been enhanced with the commissioning of a combined environmental and Radar Cross Section measuring range. Chelton's latest interference cancellation system has now been ordered by the UK Government.

Microwave produced excellent first half year returns largely due to the recovery of space related activity from the low level of 2003. Substantial new orders have been received for rotary couplers, waveguide assemblies, passive components and microwave subsystems.

Composites produced good first half results with deliveries of radomes for Eurofighter Typhoon, Gripen and the Longbow Apache continuing to schedule. The first flight of the UK's airborne standoff radar system (ASTOR) took place in May with Chelton's satcom and data link radomes and radar array housing on board.

In Avionics, in the audio and intercom field, Chelton's ROVIS LV2 light vehicle intercom now leads the market with 5000 systems ordered in the first six months of the year. Airborne intercom

developments have included the certification of a new digital system for the Rockwell-Collins Pro-line 21, first deliveries of the A380 audio radio management system and the start of production deliveries for the Tiger helicopter. Increased activity in the search & rescue equipment market was reflected in record sales of airborne emergency locator transmitters and maritime automatic identification systems. Also in the maritime sector, SeaTel's stabilised satcom antennas are in great demand and further company growth is confidently predicted as its 'e-mail at sea' business expands. Seimac enjoyed excellent results with the delivery of fishing vessel trackers and submersible market beacons to international clients. The trackers use Seimac's ARGOS transmitters providing location, catch detail and other data worldwide. Chelton produces a comprehensive range of direction finding equipment for both civil and military applications.

During the first half of 2004, significant new business was won in this competitive area from AgustaWestland, Eurocopter, Bell Helicopter and several off-shore oil operators. Wulfsberg has recently released the world's first airborne digital tactical FM radio with full colour LCD display. New cockpit controllers for civil aircraft radios, requiring only half the panel space of competing items, have also achieved their first sales. Newly acquired Pentar Avionics' power distribution maintenance computer is the latest addition to the list of equipment being supplied by Chelton companies for the A380 aircraft. Chelton's Flight Systems "Highway in the Sky" electronic flight instrument continues to set the standard for avionic innovation, with initial deliveries for the FAA's Capstone programme now complete. New certifications have been achieved which will open up the helicopter and business jet markets during 2004.

Homeland security has become an increasingly important area for Chelton. Radio system tracking and surveillance technology are vital in this field and the acquisition of DTC Communications joining the existing Micromill and Orion businesses has strengthened the market position. Expansion in this area of activity is expected.

Flight Operations & Services

Orders received	**£112.6m**	(2003:£70.8m)	+59.0%
Revenue	**£93.7m**	(2003: £89.5m)	+ 4.7%
Operating profit	**£11.8m**	(2003: £10.5m)	+12.4%
before goodwill amortisation of	**£0.9m**	(2003: £0.9m)	

Flight Operations & Services' order book grew by £15m with order intake significantly higher than in 2003 which reflects growth in Australia in particular. First half revenue is up 4.7% and underlying operating profit up 12.4%. The margins have continued to improve. This is a direct result of enhanced programme management on existing and extended contracts. We expect Flight Operations full year margins to remain broadly constant.

In Military Training the UK MoD Falcon 20 fleet upgrade programme is progressing well and is on schedule. Discussions are now at an advanced stage with the MoD to extend the FR Aviation air warfare training contract for a further five years from 2009 to 2014.

In Special Mission Flight Operations, Flight Precision, which undertakes the flight inspection and calibration of airport and en-route navigation systems, had a successful first half, renewing, for further five-year terms, thirteen of its existing contracts. The Australian businesses, National Air Support (NAS) and National Jet Systems (NJS) continue to trade strongly. NAS had a successful half year which included the recent announcement of its extension to the Coastwatch contract for the Australian Customs Service until June 2007. This contract now utilises fifteen company-owned aircraft.

In Outsourced Aviation Services, NJS renewed a number of outsourcing contracts, including a five-year contract with the Australian Department of Transport and Regional Services covering services to the remote Indian Ocean territories of Christmas and Cocos Islands. The five Boeing 727 aircraft added to the fleet late last year to provide overnight freight services to Australian Air Express are performing well, achieving contract requirements and meeting customer expectations. The Solomon Islands contract to operate a Super Puma helicopter in support of the Australian-led regional assistance mission to the Solomon Islands formerly provided by the Australian and New Zealand Defence Force helicopters, won earlier in the year, successfully began operation on 1 July. FR Aviation and Bristow Helicopters have announced an intention to expand further the existing helicopter joint venture, FB Heliservices. This involves the addition of seven helicopters to an existing fleet of fifty-three, together with the novation of a number of associated overseas service contracts currently held by Bristow Helicopters.

In Large Military Aircraft Engineering, FR Aviation Services is a member of the team down selected to provide maintenance at RAF Waddington for the United Kingdom's Royal Air Force fleet of E-3D Sentry airborne warning and control system (AWACS) aircraft. The team, led by Northrop Grumman, anticipates a contract award date of January 2005 for the whole life support programme. This is expected to yield revenues of £50m value to the group over 21 years. Continuing the focus on its core business of flight operations and services, the company announced a further reduction in its shareholding in BASCO from 40% to 19%. We now treat this as a trade investment.

International Financial Reporting Standards

Cobham will adopt International Financial Reporting Standards (IFRS) for the year ending December 2005 and will therefore prepare its 2005 Interim report in accordance with these standards. An impact study assessing all of the key areas of the group's accounts and operations that will be affected was completed in the first half of 2004 and work continues to determine the specific changes in procedures required and likely impact on financial results from each of these areas. This work is programmed to be completed before the publication of the 2004 Annual Report. These studies are not yet at a stage where specific quantitative changes that will be caused by the adoption of IFRS can be published.

People

Geoffrey Cooper OBE, a member of the board and Managing Director of Chelton, received further recognition with the award of the CBE in the Queen's Birthday Honours list published on 12 June 2004. His new appointment was made for 'Services to the Defence Industry'.

In March Marcus Beresford CBE, joined the board as a non-executive director. He is chairman of Ricardo plc, a non-executive director of Spirent plc, and a member of the Engineering and Technology Board. He was chief executive of GKN plc from 2001-2002.

Outlook

We have had considerable success in Australia with the extension of the Australian Coastwatch contract and two further contracts. There have been contract wins in the Boeing 7E7 programme and new oxygen system contracts at Carleton. Cobham continues to be involved in important consortia which have been down selected for contract negotiation: Northrop Grumman for the UK Royal Air Force AWACS programme, Thales for the UK Watchkeeper UAV programme and BAE Systems for the US Counter MANPADS programme.

As previously announced it is anticipated that, in line with prior years, second half trading will be stronger than first half, and Cobham will continue its strong growth profile in 2004. Earnings will be impacted by the translation of the profits of US subsidiaries and will continue to bear FSTA bid costs, now estimated at £4m for the full year, which are not expected to be recovered until 2005.

Encouragingly, there are indications that the commercial aerospace market is showing tentative growth. Continental Europe remains flat but the UK defence market shows some growth in the short term. The US military market continues to be an area of opportunity for Aerospace Systems and Chelton. Cobham has much opportunity both in the short and in the long term. The Board looks forward to reporting continued progress for 2004.

Consolidated Profit and Loss Account

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Group Turnover			
Turnover: group and share of joint ventures'			
Continuing operations	**462.6**	399.0	848.3
Acquisitions in current period	**15.2**	-	-
	477.8	399.0	848.3
Discontinued operations	-	8.2	17.1
Less: share of joint ventures turnover	**(16.3)**	(21.3)	(32.8)
	461.5	385.9	832.6
Cost of sales (including integration costs of £nil - 30.6.2003 £nil - 31.12.03 £0.8m)	**(335.6)**	(276.7)	(585.3)
Gross profit	**125.9**	109.2	247.3
Selling and distribution costs	**(25.3)**	(22.0)	(48.2)
Administration expense (including goodwill amortisation of £10.4m - 30.6.03 £6.9m - 31.12.03 £15.8m)	**(45.7)**	(35.6)	(73.2)
Group Operating Profit			
Continuing operations	**53.7**	53.1	127.1
Acquisitions in current period	**1.2**	-	-
	54.9	53.1	127.1
Discontinued operations	-	(1.5)	(1.2)
	54.9	51.6	125.9
Share of operating profit in joint ventures (including goodwill amortisation of £0.1M - 30.6.03 £0.1m - 31.12.03 £0.1m)	**3.2**	2.7	5.7
Share of operating loss in associate	**(0.4)**	(0.6)	(0.6)
	57.7	53.7	131.0
Exceptional loss on disposal of subsidiary undertakings	-	-	(64.1)
Net interest			
Group	**(5.1)**	(5.6)	(9.3)
Joint ventures	**(1.0)**	(1.2)	(2.2)
Other finance income/(charges)	**0.2**	(0.4)	(0.9)

Profit on Ordinary Activities before Taxation	**51.8**	46.5	54.5
Tax on profit on ordinary activities	**(17.4)**	(14.7)	(36.0)
Profit on Ordinary Activities after Taxation before Minority Interests	**34.4**	31.8	18.5
Minority interest (equity interest)	**(0.2)**	(0.1)	(0.3)
Profit on Ordinary Activities after Taxation attributable to Shareholders	**34.2**	31.7	18.2
Dividends (including non-equity)	**(10.3)**	(9.3)	(31.3)
Profits Retained for the Period	**23.9**	22.4	(13.1)
Earnings per Ordinary Share			
-basic	**30.8p**	31.2p	17.2p
-fully diluted	**30.6p**	31.0p	17.1p
-underlying	**40.2p**	38.0p	93.5p
Ordinary Dividend per Share	**9.20p**	8.36p	28.16p

Consolidated Balance Sheet

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Fixed Assets			
Intangible assets	**362.7**	276.6	345.9
Tangible assets	**242.9**	204.2	228.1
Investment in Joint Ventures:			
Share of gross assets	**67.0**	60.3	71.6
Share of gross liabilities	**(56.1)**	(48.5)	(58.0)
Goodwill	**1.2**	1.5	1.3
Investment in associate	**1.0**	0.6	1.6
	618.7	494.7	590.5
Current Assets			
Stocks	**200.9**	172.4	190.0
Debtors:			
Amounts falling due within one year	**194.5**	195.9	190.6
Amounts falling due after more than one year	**4.9**	0.2	0.2
Investments	**-**	0.1	0.1
Cash at bank and in hand	**65.2**	95.9	106.1
	465.5	464.5	487.0
Creditors			
Amounts falling due within one year			
Borrowings	**(58.2)**	(116.9)	(80.4)
Other creditors	**(287.9)**	(248.4)	(259.8)
Net Current Assets	**119.4**	99.2	146.8
Total Assets less Current Liabilities	**738.1**	593.9	737.3
Creditors			
Amounts falling due after more than one year			
Borrowings	**(167.0)**	(173.0)	(180.2)
Other Creditors	**(17.3)**	(9.6)	(11.7)
Provision for liabilities and charges	**(23.4)**	(39.4)	(39.3)
Net assets excluding pension liabilities	**530.4**	371.9	506.1
Deficit on group pension schemes	**(47.7)**	(47.6)	(49.2)
Net assets including pension liabilities	**482.7**	324.3	456.9

Shareholders' Funds	**481.7**	323.4	455.8
Minority interest (equity)	**1.0**	0.9	1.1
	482.7	324.3	456.9
Net debt	**(160.0)**	(193.9)	(154.4)
Gearing	**33.1%**	59.8%	33.8%

Notes

1. Earnings per share have been calculated using 111,309,389 (30 June 2003 - 101,555,544) ordinary shares, being the weighted average number in issue during the six months to 30 June 2004, excluding those held by the qualifying employees share ownership trust (QUEST). Underlying earnings per ordinary share is calculated based on the profit after taxation, minority interest and preference dividend, adjusted by the exclusion of amortisation of goodwill and, in 2003 full year, integration costs and the loss on the sale of a subsidiary.
2. This report is being sent to shareholders and will be available to members of the public at the company's registered office at Brook Road, Wimborne, Dorset BH21 2BJ, UK.
3. The comparative figures for the year to 31 December 2003 do not constitute full accounts within the meaning of the Companies Act 1985. Full accounts for that year, which include an unqualified audit report and no statements under sections 237(2) or (3) of the companies act 1985, have been delivered to the Registrar of Companies.
4. In the figures for the year ended 31 December 2003, the group has adopted FRS 17. The results for the period ended 30 June 2003 have been restated to reflect this adoption of FRS 17. The result of this restatement is to reduce Profit on Ordinary Activities after Taxation by £0.9m, and to reduce Shareholders' Funds by £62.7m for the period ending 30th June 2003
5. Of the total tax charge, £5.3m (2003: £8.0m) relates to tax on UK operating activities, the remainder relates to overseas operations.

Consolidated Cash Flow Statement

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Cash inflow from operating activities	**76.6**	58.6	147.8
Dividends received from joint ventures	**5.0**	-	-
Returns on investment and servicing of finance	**(6.2)**	(5.5)	(11.0)
Taxation	**(13.2)**	(8.2)	(20.3)
Capital expenditure and financial investment	**(22.1)**	(16.2)	(39.2)
Acquisitions and disposals	**(36.5)**	(34.0)	(115.0)
Dividends paid	**(0.2)**	-	(27.6)
Net cash inflow before use of liquid resources and financing	**3.4**	(5.3)	(65.3)
Management of liquid resources	**0.2**	-	-
Financing	**(42.9)**	30.0	105.1
(Decrease)/Increase in Cash	**(39.3)**	24.7	39.8

Reconciliation of Net Cash Flow to Movement in Net Debt

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m

(Decrease)/Increase in cash in the period	**(39.3)**	24.7	39.8
Decrease/(Increase) in debt and lease financing □	**32.4**	(28.7)	0.6
Borrowings on purchase of subsidiary	**-**	-	(12.2)
Loans of subsidiary undertakings acquired	**-**	(0.3)	(1.4)
Exchange movements	**1.3**	(0.8)	7.6
Movement in Net Debt in the Period	**(5.6)**	(5.1)	34.4
Net Debt at beginning of Period	**(154.4)**	(188.8)	(188.8)
Net Debt at end of Period	**(160.0)**	(193.9)	(154.4)

□ Includes conversion of aircraft operating leases to finance leases of £14.9m

Consolidated Cash Flow Statement Note

Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Operating profit	**54.9**	51.6	125.9
Depreciation	**19.4**	14.9	33.7
Amortisation of goodwill and intangibles	**10.5**	7.1	16.3
(Profit) on sale of fixed assets	**(0.2)**	(0.8)	(0.7)
Difference between pension charge and cash contributions	**(1.5)**	(1.2)	(2.5)
Provisions for liabilities and charges	**-**	(0.4)	-
Long-term incentive plan	**-**	0.3	0.6
Increase in working capital	**(6.5)**	(12.9)	(25.5)
Net Cash Inflow from Operating Activities	**76.6**	58.6	147.8

Statement of Total Recognised Gains and Losses

	Unaudited Half Year to 30.6.04 £m	Unaudited Half Year to 30.6.03 (restated) £m	Year to 31.12.03 £m
Profit Attributable to Shareholders	**34.2**	31.7	18.2
Currency translation differences on foreign currency net investments	**(2.8)**	2.0	2.1
Actuarial loss on pensions ○	**-**	-	(7.5)
Movement on deferred tax relating to pension liability	**(0.5)**	0.3	1.1
Total Recognised Gains and Losses relating to the Period	**30.9**	34.0	13.9
Prior year adjustment	**-**	(61.8)	(61.8)
Total Gains and Losses recognised since last interim report	**30.9**	(27.8)	(47.9)

○ Actuarial gains/losses on pensions are recognised on performance of an actuarial valuation at each full year end.

Independent review report to Cobham plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
Southampton

14 September 2004

Notes:

(a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial

information may differ from legislation in other jurisdictions.

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Re: Countermeasures
Released	07:00 06-Sep-04
Number	6198C

06 September 2004

COBHAM'S SARGENT FLETCHER IN TEAM TO SUPPLY COUNTERMEASURES EQUIPMENT TO THE US DEPARTMENT OF HOMELAND SECURITY FOR USE IN CIVIL AVIATION

Sargent Fletcher Inc, part of Cobham's Aerospace Systems Group, has recently extended its existing special purpose pod capability to include: the design, integration and manufacture of a special purpose pod specifically for Counter-MANPADS (Man-Portable Air Defence Systems) equipment. Following the capability extension Cobham is delighted to announce that Sargent Fletcher is a member of the BAE Systems led team selected by the Counter-MANPADS Special Projects Office within the US Department of Homeland Security to progress a $45m Phase 2 development, testing and evaluation of prototype systems using existing military and commercial technologies. The team will produce a state-of-the-art IR (Infrared) missile protection system that leverages proven military technology into the commercial airline industry.

Andy Stevens, Group Managing Director, Cobham's Aerospace Systems Group said,

'*This success demonstrates Cobham companies' ability to work in teams on international programmes. This programme, in addition to other recent awards for electronic pod structure, strengthens Sargent Fletcher's position as a world leader in aircraft special purpose (electronic) pod design and manufacture.*'

NOTES TO EDITOR

The BAE Systems team includes Honeywell Aerospace, American Airlines, and Cobham's Sargent Fletcher Inc. Honeywell will lead the Operations and Support component of the programme. American Airlines will provide critical stakeholder perspective to ensure commercial compatibility. Sargent Fletcher will provide the pod which will contain the missile detection and countermeasure equipment.

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker, Group Financial Director — Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood — Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Interim results warning
Released	09:24 31-Aug-04
Number	4258C

RNS Number:4258C
Cobham PLC
31 August 2004

NOTICE OF INTERIM RESULTS AND CHANGE OF VENUE

Cobham plc will be announcing Interim Results for the six months ended 30th June 2004, on Tuesday 14th September. An analyst meeting will be held that day at 09:30 am in the Auditorium at the Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The results presentation and webcast will also be available on the website www.cobham.com from 4:30 pm that day.

ENQUIRIES

Cobham plc

Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

Date: 31 August 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:01 13-Aug-04
Number	9449B

RNS Number:9449B
Cobham PLC
13 August 2004

LETTER TO: COBHAM PLC
DATED: 11 AUGUST 2004

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

I write to advise that Scottish Widows Investment Partnership Ltd, is interested in 4,409,146 ordinary shares of the above mentioned company. Of this interest, 3,368,995 shares are material interests, which we understand represents 3.019% of the relevant share capital, and constitutes a notifiable interest for the purposes of Part VI of the Companies Act 1985. This is calculated on an issued share capital of 111,565,370 shares.

This notification is made on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited who are deemed to be interested in these shares as, like Scottish Widows Investment Partnership, they are all companies within the Lloyds TSB Group of Companies.

The schedule below identifies the registration details of this holding.

LETTER FROM: S BRICE
Manager
Client Liaison
Scottish Widows Investment Partnership

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED

As At COB : 10-Aug-04 Holders Breakdown - 3% Material Holdings where a movement has

Sedol	Company Name	Stock Description	Total Fund Amount	Group Company	Fund	Registered Holder
0343006	COBHAM	ORD 25P	413.460.000	SWIP	AA1AA	STATE STREET NO LTD A/C XBY2
			30.465.000	SWIP	AA2AA	STATE STREET NO LTD A/C XBY3
			57.343.000	SWIP	AEQ	STATE STREET NO LTD A/C W36A
			124.610.000	SWIP	ALEQ1	STATE STREET NO

			LTD A/C W32L
17.130.000	SWIP	ALSPF	STATE STREET NO LTD A/C W3L2
373.089.000	SWIP	APEQU	STATE STREET NO LTD A/C W33H
428.986.000	SWIP	BH2AA	STATE STREET NO LTD A/C XBJ2
43.180.000	SWIP	BH9AA	STATE STREET NO LTD A/C XBK2
178.764.000	SWIP	FEU	STATE STREET NO LTD A/C W3J3
12.768.000	SWIP	FIX	STATE STREET NO LTD A/C W3I8
74.158.000	SWIP	GIEQU	STATE STREET NO LTD A/C XBP7
218.172.000	SWIP	GPS	STATE STREET NO LTD A/C XBY4
9.287.000	SWIP	IVP	STATE STREET NO LTD A/C W39Q
10.287.000	SWIP	LGOPS	STATE STREET NO LTD A/C XBY5
6.930.000	SWIP	LLEQT	STATE STREET NO LTD A/C W32Z
66.867.000	SWIP	N01	STATE STREET NO LTD A/C W39N
184.704.000	SWIP	PEQ	STATE STREET NO LTD A/C W36U
227.664.000	SWIP	TSLTM	STATE STREET NO LTD A/C XBK6
2.853.000	SWIP	TSPIP	STATE STREET NO LTD A/C XBS8
888.278.000	SWIP	W01	STATE STREET NO LTD A/C W39F
3.368.995.000			

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Contract - Replacement
Released	14:21 05-Aug-04
Number	6771B

COBHAM PLC

CORRECTION

The following amendment has been made to RNS Number 6740B, released today at 13.20. In the quote, the value of the contract is expected to be in the region of £50m over the life of the programme.

The full release follows.

COBHAM IN THE PREFERRED BIDDER TEAM ANNOUNCED FOR E-3D SENTRY AWACS SUPPORT

The E-3D Sentry Airborne Warning and Control System (AWAC) aircraft is operated in the UK by VIII Squadron at RAF Waddington. The squadron was operational over Iraq during "Operation Telic".

FR Aviation Services, a subsidiary of Cobham's Flight Operations & Services Group, is a member of a team down selected to provide maintenance at RAF Waddington for these aircraft. The team, led by Northrop Grumman with members including BAE Systems and AAR Corporation, anticipates a contract award date of January 2005 for the Whole Life Support Programme expected to be valued at approximately £650m over 21 years.

FR Aviation Services and BAE Systems signed a Partnering Agreement in July this year to enable both parties to bid together for large military aircraft support opportunities and specific maintenance requirements. The Agreement is based on the existing relationship between FR Aviation and BAE Systems' Customer Solutions and Support providing scheduled maintenance for the Nimrod fleet at RAF Kinloss. FR Aviation Services has become the preferred maintenance provider to BAE Systems for selected military platforms.

Allan Cook, Chief Executive, Cobham plc said,

'I am very pleased that we have been able to build on our successful relationship with BAE Systems and have the opportunity to work with Northrop Grumman on this important new programme for Cobham. It is too early to be specific but we expect the value of the work coming to Cobham to be of the region of £50m over the life of the programme.'

-

NOTES TO THE EDITOR

To view the Northrop Grumman statement please visit www.northropgrumman.com

To view the Ministry of Defence statement please visit www.mod.uk/dlo

Cobham's Flight Operations & Services Group operates 148 aircraft worldwide in the aerospace and defence markets, specialising in military training, special mission flight operations, freight and passenger services and large military aircraft maintenance.

FR Aviation Services is a key member of the RAF engineering team based at RAF Kinloss, providing support to current training and operations of the Nimrod fleet. In this role, FR Aviation Services complete major and minor star servicing on a fleet of more than 20 RAF Nimrod aircraft, employing some 140 people.

05 August 2004

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director — Telephone +44 (0) 1202 882 020

College Hill — Telephone +44 (0) 207 457 2020
Matthew Smallwood

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report 

Company	Cobham PLC
TIDM	COB
Headline	Coastwatch Contract
Released	07:05 29-Jul-04
Number	3490B

COBHAM PLC

Cobham Australian Coastwatch Contract Extended To 2007

Australian Prime Minister John Howard has announced today that the Coastwatch Civil Maritime Aerial Surveillance Contract held by COBHAM subsidiary, Surveillance Australia, will be extended to mid 2007 in a deal worth $AUS 125million.

As a result of the extension, Surveillance Australia is now contracted to operate its five Bombardier Dash 8 long range surveillance aircraft, three Reims F406 medium range surveillance aircraft and six Islander and single Shrike aircraft to June 30, 2007. Surveillance Australia will be tendering for the programme beyond 2007.

Surveillance Australia has been providing aerial surveillance services to Coastwatch under this contract since 1995. The programme is the world's largest aerial civil maritime surveillance operation, involving 170 personnel, 15 aircraft flying 20,000 hours per year and four permanent bases around Australia's northern coast.

The aircraft are highly modified for the role and equipped with digital maritime search radar, electro-optical Infra Red (FLIR) sensors and advanced communications systems. They fly missions programmed by Coastwatch, detecting Customs breaches, illegal drug importation, illegal fishermen, illegal immigrants and quarantine and environmental hazards in Australia's Economic Exclusion Zone.

The Surveillance Australia Bombardier "Dash 8" aircraft are recognised as one of the most capable long range maritime surveillance platforms available outside the military. In 2003 they became the world's first civil maritime surveillance aircraft capable of transmitting live video via satellite while airborne. Surveillance Australia developed and installed this system in response to Coastwatch requirements.

Allan Cook, Chief Executive, Cobham plc said:

"This extension is a validation of our capability in a highly demanding environment, with intense levels of flight operations in a special mission, low level maritime application."

Peter Nottage, Managing Director, Surveillance Australia said:

"Our experienced and dedicated staff supported by established and proven systems are a key strength as we look to the future. In my view the Australian Customs Service Coastwatch program remains the worlds benchmark for civil maritime surveillance operations."

NOTES TO THE EDITOR

Surveillance Australia is a subsidiary of National Air Support (NAS) an Adelaide based company providing "special mission" aviation and aerospace activities to primarily Government clients. NAS also provides maintenance and overhaul of gas turbine auxiliary power units for Royal Australian Navy Seahawk helicopters and regional airliners of various civil clients.

NAS and sister company National Jet Systems are part of the Cobham plc Flight Operations & Services Group, operating a fleet of 47 aircraft throughout Australia and Papua New Guinea, employing more than 1,000 people. As Australia's second largest high capacity aircraft operator, the Group provides outsourced passenger and freight services to Qantas and Australian air Express, charter and resource industry air services for major corporate and government organisations, and special mission flight operations including the Government's Coastwatch surveillance programme.

29 July 2004

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	10:42 23-Jul-04
Number	1576B

RNS Number:1576B
Cobham PLC
23 July 2004

Letter to Cobham PLC

Disclosure of Interest Notice - Companies Act 1985

In compliance with Part VI of the above Act, we write to inform you of the new aggregate shareholding in your company held by Britannic Investment Managers Limited.

Following the disposal of 106,657 shares (sedol 0343006) we now have an aggregate holding of 3,291,415 ordinary shares, representing an interest of 2.99% of the shares in issue.

Registered Holder	Number of Shares	&
Vidacos Nominees Limited	2,945,648	2.68
Chase Nominees Ltd	171,492	0.15
BNY (OCS) Nominees Ltd	102,575	0.10
State Street Nominees	71,700	0.06

From Britannic Asset Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section



Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	10:40 02-Jul-04
Number	4204A

Cobham plc

Cobham companies Win 7e7 Dreamliner and Navair contracts

FR-HiTEMP Ltd and Carleton Life Support Systems Inc to supply Boeing 7E7 Dreamliner's Nitrogen Generation System

Cobham announces that FR-HiTEMP and Carleton Life Support Systems – companies in the Aerospace Systems Group within Cobham plc – have successfully jointly bid to provide the Boeing 7E7 Dreamliner's Nitrogen Generation System (NGS): they will act as subcontractors to Hamilton Sundstrand, with headquarters in Connecticut, US, and itself a subsidiary of UTC. FR-HiTEMP's recognised fuel systems and gas separation expertise, combined with its recent selection for the Boeing 7E7 Dreamliner's pump and valve subsystem package, has positioned the company as the supplier for the complete mechanical fuel system for this new aircraft.

Carleton Life Support Awarded US Navy LOX to OBOGS Retrofit Contract

Cobham also announces that Carleton Life Support Systems Inc has been awarded a US Navy retrofit contract valued at over US$6 million for molecular sieve oxygen concentrators for the LOX (liquid oxygen) to on board oxygen generating system (OBOGS) programme by NAVAIR Systems Command, Patuxent River, Maryland, USA. The contract covers verification test hardware and production options for 600 molecular sieve oxygen concentrators over four years and will retrofit the Navy EA-6B, E-2C and F-18 carrier based aircraft with Carleton's model OC1169 Slimline IItm oxygen concentrators. Carleton's OBOGS eliminates the need for LOX by using the readily available bleed air from the aircraft's engine. The bleed air is separated into its elements through Carleton's molecular sieve technology to concentrate an unlimited supply of breathing oxygen to the pilot.

Allan Cook, Chief Executive, Cobham, commented,
"This is the second order FR-HiTEMP has won on the Boeing 7E7 Dreamliner taking Cobham's ship set value to US$185,000 and overall contract value to US$270million. This was a combined bid by two Cobham subsidiaries and indicates the strength in the formation of Cobham's Aerospace Systems Group.

Carleton's win continues to demonstrate our leadership in life support systems. Both these contracts show the increasing level of technology that Cobham and its companies bring to these platforms."

NOTES TO EDITOR
FR-HiTEMP is a strategic business unit within the Aerospace Systems Group of Cobham plc. It specialises in fuel, inerting and air distribution systems and electro-mechanical equipment for aerospace and defence. FR-HiTEMP has long supplied equipment and systems for Boeing airplanes, including the 737, 777, C-17 and more

recently a retrofit activity on 747-400s. Normally, air is about 78% nitrogen and 21% oxygen, with the balance in trace gases. The NGS creates nitrogen enriched air (NEA), which is then distributed into the tank ullage, which is the space above the fuel in a tank, to protect the aircraft from being exposed to a flammable atmosphere. The amount of nitrogen in the NEA varies during the flight profile, but averages about 96% in order to keep the oxygen concentration in the fuel tank ullage below 12%.

Carleton Life Support Systems Inc, formerly Northrop Grumman Life Support, is a world leader in the application of gas separation technology and in the design of cryogenic coolers.
It is recognised for its world class manufacture and design of air separation systems for the aviation industry.
A Cobham Aerospace Systems Group company based in Davenport, Iowa, its products include OBOGS, Breathing Regulators and Oxygen Concentrators, which reduce the logistical burden of supplying LOX to aircraft; on-board inert gas generating systems, which increase the survivability of a low flying aircraft and cryogenic coolers for use in infrared night vision equipment.

-

2 July 2004

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report 

Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	14:57 20-Jul-04
Number	0370B

COBHAM PLC

Flight refuelling wins $100m "Combat Talon II" air refuelling programme

Cobham is pleased to announce that Flight Refuelling Ltd, part of the Cobham Aerospace Systems Group, has been awarded a significant production order by US Special Operations Command for the Hercules MC-130H Aerial Refuelling System (MCARS) in an upgrade to the fleet of Combat Talon aircraft.

For the MCARS programme, Flight Refuelling will deliver refuelling pods, pylons, control systems and support services for the life of the product. The production order, support and follow on options are expected to exceed $100m.

MCARS utilises the latest 900 series refuelling pod and digital control system – proven and robust role equipment. This incorporates Flight Refuelling's patented variable drag drogue technology which allows refuelling of multiple platforms in a single mission. This system is now qualified on three rotocraft platforms: CH-47, CH-53 and CH-60 and qualification testing for the V-22 Osprey is scheduled for early 2005.

Andy Stevens, Group Managing Director, Cobham Aerospace Systems commented:

"Qualification of the Combat Talon II Refuelling System is a major step forward. This firmly establishes Flight Refuelling as the world leader in air refuelling. We are delighted to be part of this very successful programme in conjunction with AFSOC and Boeing. Following our policy to align our businesses closer to the customer, Flight Refuelling is establishing a repair and support facility with Boeing near Hulbert Field, FI. – the home of the Special Forces."

20 July 2004

Enquiries:

Cobham plc

Allan Cook, Chief Executive	01202 882 020
Warren Tucker, Group Financial Director	01202 882 020

College Hill

Matthew Smallwood	020 7457 2020

Notes to Editors

Flight Refuelling and Sargent Fletcher from the Refuelling & Auxiliary Mission Equipment Division of Cobham Aerospace Systems Group. The division offers a comprehensive portfolio for the design and integration of refuelling systems, external fuel tanks, weapons carriage and release, tactical Unmanned Aerial Vehicles and Air Traffic Control systems.

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	10:31 18-Jun-04
Number	9070Z

RNS Number:9070Z
Cobham PLC
18 June 2004

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 125,000 ordinary shares of 25p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Savings Related Share Option Scheme (25,000) and the Cobham Executive Share Option Scheme (100,000).

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	AGM Statement
Released	12:00 16-Jun-04
Number	8186Z

COBHAM PLC

AGM Statement

At the Annual General Meeting of Cobham plc held on 16 June 2004, Gordon Page, Chairman, made the following statement:

'As in previous years, trading continues to be biased towards the second half. Airbus and Boeing have indicated some degree of improvement in the commercial aerospace market. Defence spending in the USA continues to be strong and our businesses in the USA continue to perform well. However, results from US subsidiaries are being translated into sterling at a weaker rate than in the equivalent period last year. This will have an adverse translation impact on profitability of approximately 5% compared with the six months end of June 2003.

During 2004 Cobham has continued with Acquisitions announcing four and one reduction in shareholding. These announcements were:

- *February 04: Chelton Avionics acquired Precision Antennas Ltd, Stratford-Upon-Avon, UK, for a consideration of £3Million.*
- *March 04: Northern Airborne Technology, a Chelton Avionics Group company, acquired the assets of Pentar Communications for a consideration of US$2.6Million.*
- *April 04: Chelton Avionics acquired the entire share capital of DTC Communications Inc, a manufacturer of equipment for homeland security, for a consideration of US$48Million.*
- *April 04: Chelton Avionics acquired NEC Aero, Paris, France, for a consideration of Euro3Million.*
- *May 04: Cobham reduced its holding in its joint venture BASCO, to 19%, transferring 21% of the shares to ST Aero, its partner, for a consideration of £448,000.*

On 31 March we announced the conversion of the operating leases for thirteen aircraft to finance leases (a treatment that would in any case be required under IFRS.) This will give rise to extraordinary capital expenditure of £15Million in the six months to June 2004.

Significant new orders have been won in 2004 and we have announced:

- *March 04: FR-HiTEMP was selected by Boeing to supply fuel system components for the Boeing 7E7 Dream Liner. The potential value of this order is in excess of US$100Million.*
- *April 04: The Australian Department of Defence announced the selection of EADS in partnership with Qantas Defence Services, as the preferred tenderer for the Royal Australian Air Force Multi-Role Tanker Transport (MRTT) Aircraft. Cobham's Flight Refuelling Ltd will design, test and integrate the aerial refuelling system in the MRTT.*
- *May 04: National Jet Systems, a Cobham company, won a five year contract to fly to the remote Indian Ocean territories of Christmas Island and Cocos (Keeling) Islands.*
- *June 04: National Jet Systems won an AUS$40Million four year contract extension providing outsourced passenger services in Papua New Guinea.*

The Cobham order book, £1.2Billion at the end of April, remains strong, and new order intake is running at over 12% higher than at the same time last year.

FSTA: In January the AirTanker consortium of which Cobham is a 25% equity holder was advised that it was the "consortium most likely to provide an acceptable PFI solution to the UK MoD Defence Procurement Agency". Negotiations continue.

The Board remains confident of further progress during the remainder of 2004.'

16 June 2004

ENQUIRIES

Cobham plc

Gordon Page CBE Chairman	Telephone +44 (0) 1202 882020
Allan Cook Chief Executive	Telephone +44 (0) 1202 882020
Warren Tucker Group Financial Director	Telephone +44 (0) 1202 882020

College Hill

Matthew Smallwood	Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	16:49 14-Jun-04
Number	7482Z

RNS Number:7482Z
Cobham PLC
14 June 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options under the Cobham Savings Related Share Option Scheme.

7) Number of shares/amount of stock acquired

1,679

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 25p shares

12) Price per share

a) 75 at £8.36, b) 286 at £8.40, c) 577 at £4.95, d) 688 at £6.91,
e) 33 at £7.69, f) 20 at £9.39

13) Date of transaction

24th May 2004

14) Date company informed

14th June 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....14th June 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved



Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Analyst and Investor Day
Released	07:00 11-Jun-04
Number	6560Z

RNS Number:6560Z
Cobham PLC
11 June 2004

Cobham plc

Analyst and investor day

Cobham plc announces that it is hosting an analyst and investor day in London on Friday, 11th June 2004.

The briefing will provide analysts and investors with an opportunity to enhance their understanding of the key drivers of the long-term growth of Cobham's business. The day will include presentations by the Divisional Directors of Flight Operations and Services, Aerospace Systems and Avionics.

No material new information will be disclosed during the meeting.

Cobham, as usual, will be updating shareholders on current trading in the Company's AGM statement which will be published on Wednesday, 16th June 2004.

11 June 2004

Enquiries:

College Hill Telephone: +44 (0) 207 457 2020
Matthew Smallwood

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	07:00 08-Jun-04
Number	5064Z

Cobham plc

National Jet Systems wins four year contract in Papua New Guinea

National Jet Systems (NJS), a Cobham company, has won an Aus$40M four year contract extension to provide outsourced passengers services to the OK Tedi mine in Papua New Guinea (PNG), extending a relationship begun in 1992.

Flights are between the mine site at Tabubil and major centres including Port Moresby, Lae, Madang and Manus Island. Covering nearly one and a half million kilometres a year, two Dash 8 aircraft carry more than 800 passengers a week.

With an annual rainfall of nine metres, one way air strips and challenging terrain in PNG, NJS draws on more than ten years of experience in the region to operate a safe, reliable service in such remote locations.

Allan Cook, Chief Executive, Cobham plc said,
"The effectiveness of these 28 seat aircraft and our experience of working in remote jungle locations have combined to allow NJS to achieve 100 percent on time performance in very challenging circumstances"

NJS recently expanded its operations in PNG when it commenced services on behalf of Air Niugini using a BAe 146 aircraft, operating between Cairns in Northern Australia, Port Moresby and Lae.

Notes to the Editor
National Jet Systems and sister company National Air Support are part of the Cobham plc Flight Operations & Services Group. They operate a fleet of 44 aircraft throughout Australia and PNG, employing more than 1000 people. As one of Australia's largest high capacity aircraft operators, the Group provides:
outsourced passenger and freight services to Qantas and Australian Air Express, charter and resource industry air services for major corporate and government organizations, and special mission flight operations including the Government's Coastwatch surveillance programme.

8 June 2004

ENQUIRIES

Cobham plc
Allan Cook, *Chief Executive* Telephone +44 (0) 1202 882 020
Warren Tucker, Group Financial Director Telephone +44 (0) 1202 882 020

College Hill

Matthew Smallwood Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:37 07-Jun-04
Number	4783Z

RNS Number:4783Z
Cobham PLC
7 June 2004

LETTER TO: COBHAM PLC

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

I write to advise that Scottish Widows Investment Management Ltd, known as Scottish Widows Investment Partnership Ltd, no longer has a notifiable interest in the ordinary shares of the above mentioned company.

This notification is made on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited.

From: S Brice
Manager
Client Liaison
Scottish Widows Investment Partnership

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Price Monitoring Extension
Released	16:38 28-May-04
Number	2296Z

RNS Number:2296Z
Cobham PLC
28 May 2004

A Price Monitoring Extension has been activated in this security.

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	09:36 27-May-04
Number	1415Z

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 100,000 ordinary shares of 25p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Executive Share Option Scheme.

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -3 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	11:33 25-May-04
Number	0498Z

RNS Number:0498Z
Cobham PLC
25 May 2004

To: Cobham Plc
Dated 21 May 2004

COBHAM PLC (THE "COMPANY") - SEDOL 0343006

This notification supersedes our previous notification to you dated 10 July 2003 and is prompted by sales totalling 64,232 on 20 May 2004.

This notification relates to issued ordinary shares of GBP0.25 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 4,448,717 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 4,448,717 shares giving the Aviva group a total percentage interest in the shares of 3.99%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Aviva plc.

If you require further information as to which companies in the Aviva group hold interests in the shares (by virtue of s.203 of the Act) please submit a written request and we will be happy to supply this information.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital.

The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

From: Margaret Watts
Aviva plc

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	422,021 (Material)
Chase GA Group Nominees Ltd	2,683,880 (Material)
Chase Nominees Ltd	309,729 (Material)
CUIM Nominee Ltd	843,087 (Material)
RBSTB Nominees Ltd	190,000 (Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 3.99%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,277,750

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	422,021 (Material)
Chase GA Group Nominees Ltd	2,683,880 (Material)
Chase Nominees Ltd	309,729 (Material)
CUIM Nominee Ltd	843,087 (Material)
RBSTB Nominees Ltd	190,000 (Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 3.99%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 111,277,750

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	07:00 19-May-04
Number	8281Y

Cobham plc

National Jet Systems wins five year Australian Government Contract

National Jet Systems (NJS), a Cobham company and Australia's premier aviation services provider, today announces that it has won a five year contract to fly to the remote Indian Ocean Territories of Christmas Island and Cocos (Keeling) Islands, maintaining vital communications and transport links with the territories. These islands are located in the Indian Ocean some 2,900 kilometres northwest of Perth. Two return services between Perth and the Islands are being provided each week using aircraft from the company's fleet of charter jets.

Allan Cook, Chief Executive of Cobham, commented,
'In the twelve month period prior to the contract being announced, NJS delivered a dispatch reliability of 99.6 percent for its services to the islands - an outstanding achievement by industry standards and testimony to the suitability of the four-engined Avro RJ70 for operations to such remote locations. The awarding of the contact by the Australian Government is a great credit to the entire workforce of NJS - from engineering and ground staff, operations controllers through to cabin and flight crews.'

NJS has a long history of involvement with remote territories, and has provided contracted passenger jet services to these isolated communities since 1996. More than 200 passengers a week are carried by the service.

NOTES TO THE EDITOR

About National Jet Systems
NJS and sister company National Air Support are part of the Cobham plc Flight Operations & Services Group, operating a fleet of 44 aircraft throughout Australia and Papua New Guinea, employing more than 1000 people. As Australia's second largest high capacity aircraft operator, the Group provides outsourced passenger and freight services to Qantas and Australian Air Express, charter and resource industry air services for major corporate and government organizations, and special mission flight operations including the Government's Coastwatch surveillance programme.

19 May 2004

N GOVERNMENT CONTRACT
ENQUIRIES

Cobham plc
Allan Cook
Chief Executive
Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director Telephone +44 (0) 1202 882 020

NJS
Len Nowak Telephone +61 (0) 4112 38610

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Re BASCO
Released	10:31 18-May-04
Number	7877Y

Cobham plc

St Aero increases shareholding in Basco, UK

Cobham, the UK aerospace and defence company, announces today that ST Aero, the aerospace arm of Singapore Technologies Engineering (ST Engg), has purchased an additional 21% shareholding in Bournemouth Aviation Services Company (BASCO) for a consideration of GBP 448,000 from its joint venture partner FR Aviation (FRA), a Cobham subsidiary. The purchase consideration was arrived at on a willing buyer, willing seller basis. Following this purchase, the shareholdings of ST Aero and FRA in BASCO are 81% and 19% respectively.

Allan Cook, Chief Executive, Cobham plc commented,
'Our partnership with ST Aero in BASCO is an important part of our strategy to support FRA's core business, providing a military and special mission modification and deep maintenance capability. Retaining a strategic investment and relationship gives us access to ST Aero & BASCO's extensive aircraft engineering expertise.'

TAY Kok Khiang, President, ST Aero stated:
'BASCO continues to fulfil ST Aero's commitment to serve the European aviation market, complementing ST Aero's global network of maintenance, repair and overhaul facilities in the United States and Asia to provide aerospace services to customers wherever they need us to be. BASCO offers premium, value-added services at cost-competitive packages to aircraft operators in Europe and ST Aero's major customers who operate globally. Increasing our stake in BASCO reaffirms our belief in the potential posed by the European market.'

NOTES TO THE EDITOR

BASCO began operations in 2002 as a joint venture between ST Aero and FRA. Located at Bournemouth International Airport, it specialises in maintenance and modification services on both narrow-body and wide-body commercial aircraft. BASCO provides an extensive range of airframe maintenance and engineering services for a wide range of aircraft types including A300, A310, A320, B727, B737, B757 and L382. Served by a 2,195 m (7,200 ft) runway, it has 2 hangars capable of simultaneously accommodating 2 wide-body and 2 narrow-body aircraft.

FRA is part of the Flight Operations and Services group of Cobham plc. The Flight Operations and Services group specialise in the operation, modification and maintenance of aircraft in aerospace and defence markets for military training, special mission flight operations, outsourced freight and passenger services.

ST Aero provides a full spectrum of maintenance and engineering services through its three business segments: Aircraft Maintenance & Modification (AMM), Component/ Engine Repair & Overhaul (CERO), and Engineering & Materials Services (EMS). Its services include airframe, engine and component maintenance, repair and overhaul, engineering, design and development, and aircraft spares supply and management services for commercial and military aircraft

ST Engg is an integrated engineering group providing solutions and services in the aerospace, electronics, land

systems and marine sectors. Headquartered *in Singapore, the Group reported revenues of* S$2.82 *billion in* FY2003. Its market capitalisation of about S$6 billion ranks it among the ten largest companies listed on the Singapore Exchange. ST Engg has 12,000 employees worldwide, and over 100 subsidiaries in 15 countries and 22 cities.

18 May 2004

Enquiries

Cobham plc

Allan Cook *Chief Executive*	Telephone	+44 (0) 1202 88 2020
Warren Tucker *Group Financial Director*	Telephone	+44 (0) 1202 88 2020

College Hill

Matthew Smallwood	Telephone	+44 (0) 207 457 2040

Singapore Technologies Engineering Ltd

Audrey Tan Head, Corporate Communications	Telephone Fax Email	+65 6380 6152 +65 6280 8213 audreytan@st.com.sg

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	15:13 14-May-04
Number	7092Y

RNS Number:7092Y
Cobham PLC
14 May 2004

COBHAM PLC

NOTIFICATION OF INTERESTS OF DIRECTORS UNDER QUEST

Each Director named below is a beneficiary or potential beneficiary under the Cobham plc Qualifying Employee Share Ownership Trust and is therefore interested for Companies Act purposes in the shares held on behalf of the trust.

The following ordinary shares of 25p each were transferred from Cobham Quest Trustee Limited to participants exercising options under the Cobham Savings Related Share Option Scheme none of whom are Directors.

Name	No. of shares	Date of transaction	Date company notified
W G Tucker	2	5th May 2004	14th May 2004

Name of contact and telephone number for queries - John Pope - 01202 882020

Name and signature of authorised company official responsible for making this notification.

Date of notification: 14th May 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	16:39 11-May-04
Number	5539Y

RNS Number:5539Y
Cobham PLC
11 May 2004

COBHAM PLC

NOTIFICATION OF INTERESTS OF DIRECTORS UNDER QUEST

Each Director named below is a beneficiary or potential beneficiary under the Cobham plc Qualifying Employee Share Ownership Trust and is therefore interested for Companies Act purposes in the shares held on behalf of the trust.

The following ordinary shares of 25p each were transferred from Cobham Quest Trustee Limited to participants exercising options under the Cobham Savings Related Share Option Scheme none of whom are Directors.

Name	No. of shares	Date of transaction	Date company notified
A E Cook	2	5th May 2004	7th May 2004
G C Cooper	2	5th May 2004	10th May 2004
G F Page	2	5th May 2004	10th May 2004
A J Stevens	2	5th May 2004	10th May 2004
A Hannam	2	5th May 2004	10th May 2004

Name of contact and telephone number for queries - John Pope - 01202 882020

Name and signature of authorised company official responsible for making this notification.

Date of notification: 11th May 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:35 10-May-04
Number	4872Y

RNS Number:4872Y
Cobham PLC
10 May 2004

Letter to Cobham PLC

Disclosure of Interest Notice - Companies Act 1985

In compliance with Part VI of the above Act, we write to inform you of the new aggregate shareholding in your company held by Britannic Investment Managers Limited.

Following the acquisition of 69,600 shares (sedol 0343006) we now have an aggregate holding of 3,398,072 ordinary shares, representing a notifiable interest of 3.08% of the shares in issue.

Registered Holder	Number of Shares	%
Vidacos Nominees Limited	3,002,804	2.72
Chase Nominees Ltd	184,992	0.17
BNY (OCS) Nominees Ltd	102,175	0.10
State Street Nominees	71,700	0.06
Clydesdale Bank Nominees Ltd	36,401	0.03

From Britannic Asset Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	15:19 30-Apr-04
Number	2145Y

RNS Number:2145Y
Cobham PLC
30 April 2004

Directors' Share Interests

Cobham plc announces that on 28th April 2004 the following directors were conditionally awarded shares under the Cobham Long-Term Incentive Plan:

Name	No. of shares
A E Cook	25,338
G C Cooper	18,540
W G Tucker	17,304
A J Hannam	14,214
A J Stevens	18,540

Name of contact and telephone number for queries:

John Pope 01202 857552

Name of author and company official responsible for making this notification:

John Pope

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:06 28-Apr-04
Number	1003Y

RNS Number:1003Y
Cobham PLC
28 April 2004

Letter to Cobham PLC

Disclosure of Interest Notice - Companies Act 1985

In compliance with Part VI of the above Act, we write to inform you of the new aggregate shareholding in your company held by Britannic Investment Managers Limited.

Following the disposal of 23,800 shares (sedol 0343006) we now have an aggregate holding of 3,328,472 ordinary shares, representing an interest of 2.99% of the shares in issue.

Registered Holder	Number of Shares	%
Vidacos Nominees Limited	3,004,904	2.69
Chase Nominees Ltd	184,992	0.17
BNY (OCS) Nominees Ltd	102,175	0.10
Clydesdale Bank Nominees Ltd	36,401	0.03

From Britannic Asset Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	15:26 26-Apr-04
Number	0017Y

RNS Number:0017Y
Cobham PLC
26 April 2004

Letter to Cobham Plc
Letter dated 22nd april 2004

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

I write to advise that Scottish Widows Investment Management Ltd, known as Scottish Widows Investment Partnership Ltd, no longer has a notifiable interest in the ordinary shares of the above mentioned company.

This notification is made on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited.

From Scottish Widows Investment Partnership

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Annual Report and Accounts
Released	13:46 21-Apr-04
Number	8503X

RNS Number:8503X
Cobham PLC
21 April 2004

COBHAM PLC

Annual Report etc

The following documents have been sent to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. The documents are:-

- report and accounts in respect of 2003;
- shareholder circular incorporating chairman's letter, appendices and notice of annual general meeting;
- proxy card; and
- form of direction (relating to the company's share incentive scheme for employees)

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:14 13-Apr-04
Number	5611X

RNS Number:5611X
Cobham PLC
13 April 2004

Letter to Cobham PLC

Disclosure of Interest Notice - Companies Act 1985

In compliance with Part VI of the above Act, we write to inform you of the new aggregate shareholding in your company held by Britannic Investment Managers Limited.

Following the acquisition of 137,953 shares (sedol 0343006) we now have an aggregate holding of 3,352,272 ordinary shares, representing a notifiable interest of 3.04% of the shares in issue.

Registered Holder	Number of Shares	%
Vidacos Nominees Limited	3,028,704	2.74
Chase Nominees Ltd	184,992	0.17
BNY (OCS) Nominees Ltd	102,175	0.10
Clydesdale Bank Nominees Ltd	36,401	0.03

From Britannic Asset Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:00 06-Apr-04
Number	3886X

COBHAM PLC

US$48MILLION ACQUISITION IN HOMELAND SECURITY

Cobham through its Chelton Avionics business group, announces that it has acquired the entire share capital of DTC Communications Inc.(DTC) for a consideration of US$48million in cash, financed from Cobham's existing resources. DTC has no debt. The company, based in Nashua, New Hampshire, USA employs 111 people. No personnel changes at DTC are anticipated as a result of the transaction; the President and Vice Presidents of Engineering and Marketing have all signed employment contracts.

DTC is a leading designer and manufacturer of audio surveillance, video surveillance and tracking products for use by law enforcement and government intelligence agencies, and the military worldwide. The company also designs and manufactures tactical communications systems used to transfer critical information for personal protection, to assist in investigations and to link personnel in the field to unmanned aerial vehicles (UAV) and unmanned ground vehicles.

DTC products and markets are highly complimentary to those of Chelton's existing homeland security companies: Orion Electronics Ltd based in Canada and Micromill Electronics Ltd in the UK. All three businesses are positioned to benefit from increased priority and expenditure accorded to homeland security by the world's governments as part of anti-terrorism initiatives.

DTC's sales in the year to 31 December 2003 were US$27.5 million.

Allan Cook, Chief Executive, commented:
"The acquisition of DTC continues to strengthen Cobham's position in the fast growing homeland security market and further extends Cobham's presence in the USA."

6 April 2004

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive Telephone +44 (0) 1202 882 020

Chelton Ltd
Geoff Cooper,OBE , Managing Director Telephone +44 (0) 1628 472072

College Hill
Matthew Smallwood Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	13:46 02-Apr-04
Number	2911X

RNS Number:2911X
Cobham PLC
02 April 2004

COBHAM PLC

DIRECTORS' SHARE INTERESTS

Conditional awards of ordinary shares made under the Cobham Long-Term Incentive Plan on 30th March 2001 to A E Cook (26,903), G F Page (31,386) and G C Cooper (17,038) have lapsed. The lapse, which occurred on 30th March 2004, was as a result of the performance criteria subject to which the award was made not being met.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Orders and Acquisitions
Released	07:15 31-Mar-04
Number	1436X

RNS Number:1436X
Cobham PLC
31 March 2004

Cobham orders and acquisitions

Cobham, following its preliminary announcement of results for 2003, is pleased to provide the following update;

New Business

FR-HiTEMP Ltd, a business unit within the Aerospace Systems group, which specialises in fuel and air distribution systems for aerospace and defence has been selected by Boeing to be the exclusive supplier of fuel pumps and valve subsystems for the all-new Boeing 7E7 Dreamliner.

This subsystem will provide the aircraft's fuelling and defuelling functions, transferring fuel from the tanks to the main engines and the auxiliary power unit, and will enable fuel jettison.

The potential value of this order is in excess of US$100m.

Aircraft

National Air Support (NAS) has entered binding commitments to acquire the aircraft currently used in providing service to the CoastWatch contract in Australia. Up until now these aircraft have been deployed under operating leases with a relatively high intrinsic interest cost. Following a review of financing options Cobham has determined that acquiring and refinancing these aircraft is the most efficient way to continue to deploy these assets into NAS.

Accordingly, as of March 2004, these aircraft will be included in the group's balance sheet by way of £17m of capital expenditure and equivalent loan. This will be exceptional to the normal levels of capital expenditure and operating cashflow.

Acquisition

Northern Airborne Technologies, a Chelton Avionics group company, acquired the assets of Pentar Communications in March 2004 for a consideration of US$2.6m. Pentar's products have been used for a variety of applications in the cabin and on the flight deck of a wide array of commercial aircraft. These applications include internet and e-mail, in-flight entertainment, security, maintenance and system control. Bob Rodgers, founder of Pentar, will continue to lead the company.

31 March 2004

Enquiries:

Cobham plc

Alan Cook, Chief Executive Telephone +44 (0) 1202 882 020

Warren Tucker, Group Financial Director Telephone +44 (0) 1202 882 020

College Hill

Matthew Smallwood Telephone +44 (0) 207 457 2020

Peter Ogden

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:12 25-Mar-04
Number	9341W

RNS Number:9341W
Cobham PLC
25 March 2004

Letter to Cobham PLC
Dated 24 March 2004

SECTION 198 COMPANIES ACT 1985

In accordance with the provisions of the above Section, on behalf of Zurich Financial Services and its Group, we would inform you of a notifiable interest in the shares in your Company, which are held as detailed on the schedule below.

Letter from Threadneedle Asset Management Limited

Registered	Cobham PLC	ORD 25p Shares
BNY (OCS) Nominees Ltd	A/c 219059	97,699
Littledown Nominees Ltd	A/c 09890	70,435
Littledown Nominees Ltd	A/c 07199	24,059
Littledown Nominees Ltd	A/c 07207	367,757
Littledown Nominees Ltd	A/c 02642	150,000
Littledown Nominees Ltd	A/c 21688	144,475
Littledown Nominees Ltd	A/c 07205	185,703
Littledown Nominees Ltd	A/c 11121	5,000
Littledown Nominees Ltd	A/c 02891	2,374,202
Williams & Glyns Nominees limited	A/c 0700096001	25,000
TOTAL		3,444,330

Notes

Littledown Nominees Ltd is a nominee for the ZFS Group subsidiaries: Allied Dunbar Assurance plc, Eagle Star Insurance Company Ltd; Eagle Star Life Assurance Company Ltd; Zurich Financial Services UK Pension Trustee Ltd; Eagle Star Executives Pension Trustee Ltd; Eagle Star Securities Ltd; Sceptre Trust Ltd; Home & Overseas Insurance Company Ltd. It is also a nominee for various companies not within the ZFS Group.

BNY (OCS) Nominees Ltd is a nominee for the ZFS Group subsidiaries: Zurich Insurance Company (UK) Ltd and Zurich International (UK) Ltd. It is also a nominee for various companies not within the ZFS Group.

Williams & Glyns (Isle of Man) Nominees Ltd is a nominee for ZFS Group subsidiary, Allied Dunbar International Assurance Ltd, and for the Royal Bank of Scotland (Isle of Man) Limited, the Trustee for Allied Dunbar International Funds Ltd.

ZFS is Zurich Financial Services, a company incorporated in Switzerland.

This notification is made on behalf of:

Allied Dunbar International Assurance Ltd; Allied Dunbar International Fund Managers Ltd and Allied Dunbar Assurance plc;

Eagle Star Group Services Ltd, Eagle Star Insurance Company Ltd, Eagle Star Life Assurance Company Ltd, Zurich Financial Services UK Pension Trustee Ltd, Eagle Star Executives Pension Trustee Ltd and Eagle Star Holdings Limited;

Allied Zurich Holdings Ltd, Zurich Financial Services (UKISA) Ltd, Zurich Group Holding, Allied Zurich plc, the intermediate holding companies of the aforementioned companies, and Zurich Financial Services, their ultimate holding company.

The shares could be available for lending and this could lead to a short term re-registration.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	09:13 23-Mar-04
Number	8201W

RNS Number:8201W
Cobham PLC
23 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

M Beresford

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purcahse of shares.

7) Number of shares/amount of stock acquired

1,500

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 25p shares

12) Price per share

£13.11

13) Date of transaction

19th March 2004

14) Date company informed

19th March 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 23rd March 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Dividend Declaration
Released	09:07 23-Mar-04
Number	8199W

RNS Number:8199W
Cobham PLC
23 March 2004

COBHAM PLC

PREFERENCE SHARE DIVIDEND

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 30th June 2004 at the rate of 3p per share. The dividend will be paid on 2nd July 2004 to shareholders on the register at the close of business on 4th June 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Final Results
Released	07:00 18-Mar-04
Number	6611W



COBHAM PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

Cobham plc, leaders in Aerospace Systems, Avionics and Specialist Air services, today announces another set of record underlying annual results.

In 2003 Cobham adopted FRS 17 as its basis for accounting for pensions. All 2002 comparatives have been restated to an FRS 17 basis, except where specifically noted as SSAP 24 basis.

Group Turnover	up	13.3%	at	£ 832.6m	(2002: £734.6m)
Underlying profit before taxation					
(FRS 17 Basis)	up	16.8%	at	£ 135.3m	(2002: £115.8m)
(SSAP24 Basis)	up	19.5%	at	£ 137.8m	(2002: £115.3m)
Underlying earnings per share					
(FRS 17 Basis)	up	8.2%	at	93.5p	(2002: 86.4p)
(SSAP24 Basis)	up	10.4%	at	95.2p	(2002: 86.2p)
Full year recommended dividend per share	up	10.0%	at	28.16p	(2002: 25.60p)
Cash generation from operating activities	up	8.8%	at	£147.8m	(2002: £135.9m)
Underlying Margins					
Gross	up	1.0%pts	at	29.8%	(2002: 28.8%)
Operating	up	0.9%pts	at	17.7%	(2002: 16.8%)
Net	up	0.5%pts	at	16.3%	(2002: 15.8%)

Note: Underlying results exclude goodwill amortisation, integration costs and the exceptional loss in relation to the disposal of Westwind.

Key points:

The results again demonstrate excellent revenue, margin and profit growth, together with strong cash generation.

This year has seen the creation of an Aerospace Systems group encompassing the design and manufacture of fluid and air distribution, countermeasures, refuelling and aviation auxiliary mission equipment and life support. Carleton, our life support division, has become the market leader in aviation oxygen systems.

Thirteen businesses were acquired and integrated into the group, partially funded by a successful share placing of £104.6m. Westwind was sold, which has further balanced the product portfolio.

Cobham has a 25% equity share in the AirTanker Consortium. In January 2004 AirTanker was selected as the bidder which "offers the best prospect of securing a value for money PFI service" for FSTA a 27 year programme to supply air refuelling aircraft to the Royal Air Force."

Gordon Page, Chairman commented:

"These excellent results underline our successful strategy focused on profitable growth. With a record order intake, increased investment in new programmes and continued success in acquisitions, Cobham is well placed to continue with its profitable track record."

Contact:

Allan Cook, Chief Executive, Cobham plc	Today Tel: 0207 457 2020
Warren Tucker, Group Financial Director, Cobham plc	Thereafter: 01202 882020
Matthew Smallwood, College Hill	Tel: 0207 457 2020

COBHAM PLC
Preliminary Results for the year ended 31 December 2003
All figures are on a FRS17 basis. 2002 comparison figures are restated.

CHAIRMAN'S STATEMENT

Results

Profit on ordinary activities before taxation decreased by 45% to £54.5m (2002 ? £99.9m). Earnings per share decreased by 76% to 17.2p(2002 ? 70.7p). These decreases were due to the exceptional loss on the sale of Westwind after goodwill previously written off to reserves in 1995 has been taken into account.

I am delighted to be able to report another set of record underlying results for 2003. Turnover for the year increased by 13% to £832.6m (2002 ? £734.6m). Profit before tax, integration costs, goodwill amortisation and the disposal of Westwind rose by 17% to £135.3m (2002 ? £115.8m). Underlying earnings per share of 93.5p (2002 ? 86.4p) were 8% higher than for the comparable period last year. Your directors have recommended a final dividend of 19.80p (2002 ? 18.00p) per share. Together with the interim dividend of 8.36p per share (2002 ? 7.60p) which was paid in December, this represents an increase of 10% compared to 2002. Subject to shareholders' approval, the final dividend will be paid on 2 July 2004 to all shareholders on the register as at 4 June 2004.

The group generated cash from operations of £147.8m (2002 ? £135.9m). Net debt at the year end of £154.4 (2002 ? £188.8m) includes the cash cost of acquisitions completed in 2003 and represents a gearing level of 34% (2002 ? 63.5%). The group invested £40.4m (2002 ? £31.6m) in research and development, an increase of 28%.

Cobham has major programme commitments to Airbus on the A380, to Boeing on B747 fuel pump retrofits, to Lockheed Martin on the C130J and JSF, together with programmes involved with the development of unmanned air vehicles and weapon carriage and release systems each of which will contribute to future growth. Record new orders worth £925m were secured during the year and total orders-in-hand at the end of the year amounted to £1.2bn. The strength of our long-term order book underpins our confidence for future growth.

Our Manufacturing companies have been reorganised into a single Aerospace Systems group which is expected to show further growth in future years. Trading performance was much stronger in the second six months of the year. Excellent results were produced by the three business groups. Avionics has successfully acquired and integrated nine businesses.

Corporate Development

The group will continue to strengthen its leading position in aerospace markets building on the skills and systems capability which have been developed in recent years. A combination of organic growth and acquisition will support this strategy which has produced consistent growth and an increasing return for shareholders over the past two decades.

We completed a successful share placing in July.

Thirteen acquisitions were made during the year for a total consideration of £165.4m, including £14.4m of deferred and contingent payments. In December Westwind was sold to GSI Lumonics Inc. for £21m.

People

In November, I became the non-executive chairman of Cobham plc. At the end of July, Giles Irwin retired as group financial director after twenty years' service. In August, Robin Clark, managing director of Flight Refuelling Limited, left the company as a result of the reorganisation of the group's structure, mentioned above, after 22 years' service with Flight Refuelling Limited. My board colleagues join me in thanking them for their long and valuable contribution to the successful development of the group.

During the year there were two executive appointments to the board.
In July, Warren Tucker became group financial director and in November, Andy Stevens was appointed managing director of the newly formed Aerospace Systems group. In March 2004 Marcus Beresford

was appointed to the board as an independent non-executive director. I welcome each of them and look forward to their contribution in continuing our record of sustained profitable growth.

Outlook

The breadth of Cobham group activities is such that we are now able to manage variations in individual sectors with confidence. Defence markets are growing in the USA and this has directly benefited the group. We have also successfully anticipated the technologies required by military priorities. Commercial aerospace still has some way to go before we can be confident that a genuine recovery is in progress. However, Cobham's presence on the most modern commercial aircraft, and a growing aftermarket, have both, to some extent mitigated the effects of the downturn in the commercial aerospace sector.

In January 2004, the Ministry of Defence announced that the AirTanker consortium, in which the group has a 25% shareholding, had been selected as the bidder which offers "the best prospect of securing a value for money PFI service" for the Future Strategic Tanker Aircraft (FSTA) - a 27 year programme to supply air refuelling aircraft to the Royal Air Force. It is expected that a contract will be awarded in 2005, allowing substantial benefits to the group companies engaged in the supply and support of equipment and through the group's shareholding in AirTanker.

Overall, I am confident that in Cobham we have the people, products and services to satisfy our customers' future requirements and the strategy that will continue to increase total shareholder return.

Gordon Page
Chairman
18 March 2004

CHIEF EXECUTIVE'S REVIEW

Introduction

2003 proved to be another very successful year for Cobham. Significant progress was made in the implementation of a long-term strategic plan whilst delivering excellent financial results. New orders worth £925m were achieved and the order book at the year end stood at £1.2bn.

Organisation

Cobham's business has been organised into three specific product and service groups:

- Aerospace Systems
- Avionics
- Flight Operations and Services

Strategic Direction

The key tenets of Cobham strategy are:

- To strengthen our focus and retain a balanced portfolio of companies which are leaders in their particular field
- To seize opportunities as they arise with the aerospace and defence industry consolidation
- To sustain earnings growth in our existing businesses to support further organic and acquisitive growth
- To create an environment which encourages, rewards and motivates staff at all levels within the organisation

The group has, throughout 2003, worked steadily towards meeting these aims. Not least has been the achievement of sustained earnings growth in a dynamic and challenging business environment. The successful acquisition of thirteen companies during this period, coupled with organic growth, has ensured a strong increase in revenue.

Work is being undertaken to ensure improvements in the group's operational performance as part of our continuous improvement programme. The divestment of Westwind to GSI Lumonics in December 2003 has further balanced our product and service portfolio.

The group continues to invest in new products, processes, facilities and people development to create a positive, challenging and productive working environment for its employees.

The group's success in 2003 gives us confidence in our strategic direction.

Markets

The aerospace and defence market remains polarised between the military and commercial areas. Cobham has experienced growth in its military business, particularly in the USA. However, growth in European defence business is subject to budgetary pressure in both the UK and Germany. There is a widening gap in research and development spending between other NATO countries and the USA.

In the civil aviation market the volume of air traffic has now stabilised following the downturn after 11 September 2001, the conflict in Iraq and the SARS virus epidemic. Airbus has now, for the first time, outpaced Boeing in the supply of civil airliners. Cobham remains a major supplier to both companies and is well placed for any increase in the world demand, although it is difficult to predict when this will occur.

Technology

Part of Cobham's success has been from its long term strategy of investment in innovation. In 2003 Cobham increased the level of development to £40.4m. This equates to more than 6% of annual revenue in the Aerospace Systems and Avionics product areas and we expect this to continue.

In the USA, Sargent Fletcher's advanced technology is currently embracing a non-pyrotechnic store ejection system and an autonomous hook-up system for use in air vehicle docking operations.

A new control system for use with Flight Refuelling's 900 Series aerial refuelling pods is now being



implemented on the United States Air Force Special Operations Command's (AFSOC) KC-130H tanker aircraft. Consistent with today's glass cockpit designs, it allows multiple refuelling systems to be controlled from a single multi-function display. Additional benefit is gained by single point access for improved maintenance diagnostics.

The lessons learned during the development of the low-speed variable drag drogue (VDD) for the KC-130H air refuelling pods will significantly assist the design of a new high-speed VDD for use on the Future Strategic Tanker Aircraft. In the case of the KC-130H, the VDD facilitates refuelling of multi-receivers, i.e. helicopters, tilt-rotor and low-speed fixed-wing aircraft, during the same mission.

Chelton has focused specifically on satellite communications systems, digital radio technology and cockpit avionics equipment. Continued development of the Electronic Flight Instrument System (EFIS) at Chelton Flight Systems has led to approval for use on helicopter platforms. This investment was rewarded by winning NASA's prestigious "Turning Goals into Reality" award.

Chelton's consolidation as a major sub-system provider is evidenced by the ongoing investment in interference cancellation technology and the introduction of a range of customised high power solid state microwave switching networks.

The addition of ERA Technologies to the Chelton group has added substantial R&D capability across the Cobham Group.

All of this contributes to our growth in hi-tech military markets.

Prospects

Cobham contains a balanced portfolio of products and service companies with a strong presence worldwide in the aerospace and defence markets. It continues to increase its presence in America through organic growth and the acquisition of strategically important businesses in profitable market areas.

The underlying strength of Cobham is based on the key positions which have been established in existing and future work platforms and programmes. This in turn relies heavily on market intelligence, excellent product technology and services and the enthusiastic support of all employees. I am delighted with the progress achieved in 2003 and remain confident of sustained success in the future.

Outlook

The Cobham group enters 2004 with a strong order book of £1.2bn, a streamlined organisation structure and its activities aligned with priority military expenditure. The directors are confident that the business will continue its growth profile through 2004. The group expects £6m to £8m of expenditure on FSTA which, depending on the status of the PFI close in December, may need to be expensed in 2004.

BUSINESS REVIEW

AEROSPACE SYSTEMS**

	2003	2002
Turnover – third party	£319.7m	£292.8m
Operating profit*	£66.2m	£53.7m

Revenue growth was up 9.2% and operating profit has risen by 23.3%.

*Excluding goodwill amortisation of £5.7m (2002 - £4.7m) and integration costs of £nil (2002 ? £3.2m).
** Includes Cobham headquarters

Review of Operations

Flight Refuelling Limited (FRL) and US sister company Sargent Fletcher Inc (SFI) are complementary leaders in the design and manufacture of air refuelling (AR) and auxiliary mission equipment. Both companies have together met an accelerated United States Marine Corps requirement for C-130J AR capability by offering upgraded standard equipment. FRL has also continued the development of a refuelling pod to meet AFSOC requirements. Earlier commitments have been met with the delivery of refuelling pods for both German and Royal Canadian Air Force A310 tankers and to Sukhoi for integration with an AR capable SU-30 fighter.

FRL being the AR equipment supplier to the AirTanker consortium, which is now the UK MoD's potential service provider for the FSTA contract, expects to retain its position as premier AR provider for the foreseeable future.

SFI secured record sales and orders throughout the year. These orders amounted to US$103m and were largely influenced by refuelling pod orders for the C-130J and external fuel tank orders for the F-22 and F-2 programmes.

FRL and SFI are also heavily engaged in the production and supply of weapon carriage and delivery systems. At Wimborne, bomb release unit orders were received from the Korean Air Force and for technology demonstration equipment in support of the Future Offensive Air System (FOAS). Deliveries of Brimstone missile launchers to the Royal Air Force and multi-missile launchers for Sweden's JAS 39 Gripen defence fighters also commenced in 2003.

SFI further reinforced its position as a world leader in this field of specialised equipment by securing a contract to supply pneumatic bomb ejection racks for the Lockheed Martin F-16 and Boeing Small Diameter Bomb programmes.

FR-HiTEMP achieved satisfactory trading figures despite the continued recession in civil aerospace. Deliveries of fuel system equipment to Airbus have, however, been robust and demand for spares and repairs from both civil and military sources remains strong. The supply of replacement fuel pumps for Boeing 747 aircraft is now underway to three major airlines; more are expected to place orders shortly.

Cobham Fluid Systems, based at Blandford, responded to a UK MoD urgent operational requirement by supplying tactical fuel handling equipment to support the 2003 operation in Iraq.

Cobham's defence pyrotechnic business is now called Cobham Countermeasures. Within this area, Wallop Defence Systems is presently embarked on a three-year contract worth £20m to supply infra-red (IR) countermeasures to an overseas customer. This work runs alongside the company's supply of similar products to the UK MoD. The provision of a world-class manufacturing facility in Milan, Tennessee has now allowed FR Countermeasures to commence manufacture of IR flares for a United States Navy order.

Stanley Aviation finished the year with a record order intake. Long term positions were secured with Boeing on the C-17 programme for the supply of couplings and tubing products and with the Engine Alliance (Pratt & Whitney and General Electric) for the Airbus A380's GP700 engine handling system. Equipment scheduled for the Lockheed Martin F-35 Joint Strike Fighter will translate from the design to the manufacturing phase in 2004. In late 2003, the acquisition of Sierracin Harrison extended Stanley's range of hydraulic fittings products.



Conax Florida, which supplies electro explosive devices and gas storage systems, had a record order intake. Strong demand from the US Military has continued for water activated parachute release and life vest inflation systems. The company's IR sector components already being supplied for the Javelin anti-armour missile are confidently predicted to feature on other weapon programmes.

Carleton Technologies has, over the last year, further enhanced its global reputation as a prime supplier of high pressure actuation and deployment systems. The production of kits for the Paveway II guided bomb now exceeds 1200 per month. Alongside this, manufacture has also commenced on wing and fin deployment actuators for the Joint Air to Surface Standoff Missile (JASSM). Development contracts for other weapon applications have also been received.

Carleton Life Support Technologies in Canada has, during the year, consolidated its position as a leading supplier of re-breathing apparatus. Major contracts have been received from both the United States Navy and Royal Navy.

In June 2003 Carleton acquired Dräger Aerospace in Germany. This company is now firmly established as the sole source provider of emergency oxygen systems for Boeing's commercial aircraft. After its purchase by Carleton in August, Northrop Grumman Life Support Division was renamed Carleton Life Support Systems Inc (CLSS). The company leads the field in the supply of on board oxygen generation and on board inert gas generation systems.

AVIONICS

	2003	**2002**
Turnover – third party	£316.1m	£251.5m
Operating profit*	£60.8m	£51.9m

Revenue growth was up 25.7% and operating profit by 17.1%

*Excluding integration costs £0.8m (2002 - £nil) and goodwill amortisation of £8.4m (2002 - £6.3m)

Review of Operations

Chelton Electrostatics completed the first phase of a programme to develop an anti-jam GPS antenna system. It also made first deliveries of a GPS signal distribution system for the Rafale and Mirage 2000.

Contracts were received from Agusta-Westland and Eurocopter for helicopter mounted equipment which included antennas for the Bowman radio (Apache) and wide band direction finders (Tiger). Significant orders were also placed for airborne TETRA radio systems for the UK Police, upgraded communications equipment for Turkish military helicopters, Korean T-50 and KO-1 production items and an advanced lo-observable communications antenna for the F-16.

European Antennas improved its trading position by diversifying into non-commercial business areas and a landmark initial contract was signed with Inmarsat for regional broadband global area network remote antennas. In July, Racal Antennas was acquired and the company is now supplying antennas for the UK Bowman project. Deliveries for this £11m contract will continue until mid 2007. Racal is also the prime supplier for a 3.5GHz UK broadband network with a contract value worth several million pounds.

Culham Electromagnetics and Lightning participated in Eurofighter lightning trials and the completion of a programme with major European aerospace companies which investigated electromagnetic hazards in aircraft structures and systems.

Omnipless received full Inmarsat approval for its high-gain electronically steerable satcom antenna. A further success attaches to the company's rugged UHF Satcom-On-The-Move antenna which has now been selected for the US forces joint tactical radio system (JTRS).

Micromill Electronics enjoyed a record level of business in its UK and overseas homeland security markets. Joint product development with Orion Electronics will see the launch of further innovative surveillance equipment.

Chelton Defence Communications delivered, during its first full trading year, over 2000 AN/VIC3* Vehicle Intercom Systems (VIS). This has allowed four brigades of the US Army's new Stryker light armoured vehicle to be successfully equipped. Export success for VIS products to Austria, Spain, New Zealand and other international customers underpins business growth in this high-technology field.

The Chelton Composites group acquired Atlas Composites which provides expertise in tool manufacture and rapid prototyping. Cobham Composites supplied several complex structures for the ASTOR programme and manufacture of the SAMPSON multifunctional radar array has continued. Three contracts were received for the manufacture of train cabs for new rolling stock. Chelton Radomes continued deliveries for Eurofighter and a number of radomes for the EH101 for the Italian Navy. Slingsby Aviation delivered the first propulsor duct for the Astute class submarine and was awarded a contract for the manufacture of fuselages for Liberty aircraft while continuing production of kits for the Europa composite aircraft. Chelton Applied Composites had a successful first year under Chelton ownership, winning contracts for shoulder launched missile canisters and also establishing a testing facility to support the JAS 39 Gripen radome programme.

Air Précision increased its share of the high end slip-ring market in the USA, Japan, Korea, France and Germany and created a US marketing presence in order to better serve its North American customers. The company also received production orders for landing and searchlights for the NH90 helicopter and new GPS clocks for Bombardier and Embraer regional jets. At Team, the first prototype A380 radio and audio management system was delivered and the company commenced deliveries of digital audio management units for all current Airbus and Pilatus PC9 aircraft. Sivers expanded further into Air Traffic Control radar applications, principally in the Raytheon digital airport surveillance radar programme.

Chelton Telecom and Microwave was formed this year to combine Hyper Technologies, Hyper Industries, Credowan and Salies and thereby capture more sub-system work.

In the USA, Atlantic Microwave commenced production deliveries of its next generation receive terminal (NGRT), part of the US Military's Global Broadcast Service (GBS). Atlantic Positioning Systems, a new acquisition in 2003, is a high-end electro-optical positioner company that supports Atlantic Microwave's growing RF antenna and electro-optical business. Continental Microwave completed integration of the Airtron product line and won new surveillance and weather radar flat plate antenna business. Kevlin continues to be the primary supplier of microwave rotary couplers to the FAA and DoD. The Air Traffic Control ground radar market provided substantial new business which required the upgrading of multi-channel rotary joint/slip-ring/encoder systems.

Nurad received new business including contracts for expendable decoy antennas, electronic warfare antennas and radomes, and antennas and radomes for unmanned air vehicles (UAV). The company's technical capabilities were increased by the completion of a compact range test facility for radar cross section and antenna measurements and a unique high-power, high-temperature, high-altitude test facility. In 2003 Nurad was the only company in Maryland to receive the prestigious US Senate Productivity Award.

In the Search & Rescue sector, Artex and ACR performed exceptionally in their respective airborne and maritime markets. The acquisition of Nauticast strengthened ACR's position for the pending US Coast Guard Automatic Identification System shipboard mandate. Seimac added a maritime locator beacon product line via the acquisition of Novatech, whilst development of its Spread Spectrum radio and completion of a military personal locator beacon is expected to enhance its performance in 2004. The acquisition of SeaTel expanded Chelton's maritime market presence into the high performance, stabilized antenna and data transmission arenas.

* US abbreviation for vehicle interphone communications.
** Association of Public Safety Communications Officers.

Northern Airborne Technology maintained its growth with the acquisition of dB Systems, a Seattle-based manufacturer of digital intercommunications products. Chelton Flight Systems certified their Electronic Flight Instrument System (EFIS), attaining Supplemental Type Certification for more than 600 aircraft types and delivering initial systems, on time, to the FAA's Capstone programme. Over fifty certified systems, beyond Capstone, were delivered in the fourth quarter of 2003. Wulfsberg Electronics division's strong performance was driven by activity in its APCO-25** multiband radios, by legacy demands for the series III product line and with manufacture of the Chelton Flight Systems' EFIS and Avionics AutoPilot products. Development of a new FliteLine digital radio family promises a strong performance in 2004/2005.

In a weak general aviation marketplace, Comant's successful range of ComDat multifunction antenna products resulted in record sales and profit levels being achieved.

The acquisition of Orion Electronics opened the homeland security market for Chelton Avionics. Orion's precision satellite tracking product base performed beyond financial expectations in 2003 and promises continued strength in 2004.

Towards the end of the year Chelton acquired UK based ERA Technology with over 300 highly skilled professional engineers and scientists. This will bring a significant technology injection throughout Cobham.

FLIGHT OPERATIONS

	2003	2002
Turnover – third party	£179.7m	£174.8m
Operating profit*	£21.9m	£19.3m

Flight Operations and Services substantial order book extends to 2012, revenue increased by 2.8% and profit by 13.5%.

*Excluding goodwill amortisation of £1.8m (2002 - £1.7m)

Review of operations

In the UK the £24m Falcon 20 fleet upgrade programme contracted by the UK MoD is progressing well with two aircraft fully converted and in operational service as planned. The ongoing programme calls for a further six aircraft to be converted in 2004 with the remaining six in 2005.

One of the company's Falcon 20 aircraft is currently engaged in the operational testing and evaluation of the Eurofighter Typhoon Defensive Aids Sub System (DASS) and will continue to support Typhoon's entry into service and the ongoing development of DASS.

Following the announcement of the AirTanker consortium as the bid which "offers the" best prospect of securing a value for money PFI service" for FSTA" attention will be focused throughout 2004 on successfully closing out detailed contractual issues.

FR Aviation Services (FRAS), working with BAE SYSTEMS (BAES) under a partnering agreement, extended the scope and duration of its existing Nimrod MR2 aircraft maintenance contract at RAF Kinloss. FRAS has been nominated as the preferred maintenance provider for the Nimrod MRA4 when it enters service and is also bidding into other large military aircraft maintenance programmes with BAES.

Tank Devils, the company's specialist fuel tank services business, has continued to expand successfully in the UK and mainland Europe and now actively supports forty-two aircraft operators.

Flight Precision (FPL) signed a five-year contract with the Manchester International Airports group, for Manchester International and its associated airports to ensure that all the equipment needed to guide aircraft to and from runways is regularly checked and calibrated. The contract came as FPL celebrated its tenth anniversary, during which time it has become the European leader in the outsourced calibration of civil and military airports. In support of the UK MoD, FPL sent an aircraft to Basra on three separate occasions during 2003 to install new navigation aids prior to reopening of the airport.

FR Aviation's Australian subsidiaries produced a strong trading performance with some notable achievements. National Air Support (NAS), which focuses on government and special mission aviation opportunities in Australia and the South East Asia region, completed the installation of an Inmarsat system into its fleet of five Dash 8 aircraft. In so doing it became the world's first civilian aerial surveillance operator to provide such a system, transmitting real time video, still images, radar, voice and data from patrolling Coastwatch aircraft via satellite direct to the Customs' national surveillance centre. It was one of the company's Coastwatch aircraft operating a routine surveillance exercise which played a pivotal role in the recent successful rescue of a British tourist on a remote Australian beach.

NAS renewed a three-year contract with the developer of the laser aerial depth sounder (LADS) system to operate a Dash 8 aircraft in Australia and on worldwide deployments. National Jet Systems (NJS) continues to expand its comprehensive aviation services to the buoyant resources sector. During the year NJS entered into a new five-year support contract with Minara Resources, Australia's largest nickel mine situated in Western Australia. NJS also secured a two-year contract with the giant Newcrest Telfer Gold Mine in Western Australia. The company is providing aviation services during the two-year construction phase of what is expected to become Australia's largest gold mine.

Building on its excellent relationship with Australian Air Express in cargo operations and its acknowledged exemplary operational performance, NJS won a seven-year extension to its BAe 146 freighter contract. In addition, NJS won a new A$100M contract to operate five Boeing 727 aircraft, acquired as part of TAA, consolidating its position as the market leader in the provision of overnight freight services. The new service will see more than fifty-nine million kilograms of freight delivered annually to Australia's major cities.

BASCO, an associate, has made progress during the year.

FR Aviation's joint venture with Bristow Helicopters, FBS, has successfully completed its sixth year of a fifteen-year support contract to the tri-service UK Defence Helicopter Flying School (DHFS) at RAF Shawbury, RAF Valley, and the School of Army Aviation at Middle Wallop, adding a further two Bell 412 Griffin helicopters in the year. It continues to provide exceptional levels of aircraft availability with its fleet of thirty-eight AS 350 Squirrel and eleven Bell 412 Griffin aircraft, training more than 200 pilots a year.

2003 also saw further expansion following the successful introduction to service of three Bell 212 helicopters providing support to the British Army in Belize and four Bell 412 helicopters for the British forces in Cyprus. These contracts run for three and five years respectively.

AVdef, the French based associate, had another successful year growing its order book with the addition of two three-year contracts with the French Navy and Direction Générale de l'Aviation Civile. The company will begin a new high speed target service in 2004 using its recently acquired A4 Skyhawk aircraft.

Allan Cook
Chief Executive
18 March 2004

FINANCIAL REVIEW

Financial Record

- In 2003 the share price increased by 14.4% and Cobham delivered total shareholder returns of 16.7%.
- Operating cash flow of £108.6m (2002 -£106.9), which is a conversion rate of 76% (2002 - 90%) to operating profit (excluding the exceptional impact of the loss on the disposal of Westwind, integration costs of £0.8m (2002 - £3.2m), goodwill amortisation and profits from joint ventures and associates).
- Free cash flow £77.3m (2002 - £74.7m).
- Underlying profit before tax up 16.8% to £135.3m (2002 - £115.8m). Underlying profit excludes integration costs, the impact of the loss on the disposal of Westwind and goodwill amortisation.
- Underlying earnings per share rose 8.2%.
- Recommended dividends per share increase of 10%.

Accounting Policies

The board has reviewed the accounting policies in accordance with FRS 18 and determined they are appropriate for the group. The board has decided to adopt FRS 17 for accounting for pension costs. The 2002 comparative results have been restated to reflect this change, with the main impacts being an additional credit to 2002 profits before tax of £0.5m and a charge to 2003 profits before tax of £2.5m. Shareholders' funds are reduced by £70.0m (2002 ? £61.8m).

Share placing

On 9 July the Company issued 9,159,560 ordinary shares by way of a placing, raising £104.6m net of expenses. The primary purpose was to fund the higher level of investment in acquisitions.

Acquisitions

During the year, the group made 13 acquisitions for a cash consideration of £138.8m, borrowings incurred as consideration of £12.2m and deferred and contingent consideration of £14.4m.

The larger of the acquired businesses were Litton Life Support, Dräger Aerospace, ERA Technology, SeaTel, Racal Antennas and TAA. Further detail is in note 16.

Disposal of Westwind

In line with the group's strategy, Westwind Air Bearings Limited and Westwind Air Bearings Inc. (together 'Westwind'), were sold on 10 December 2003 for total proceeds of £21.2m. This gave rise to a profit on disposal of tangible assets of £4.3m which became an exceptional loss of £64.1m after the reversal of £68.4m of goodwill originally written-off to reserves in 1995.

Results

Group turnover increased by 13.3% to £832.6m (2002 - £734.6m). Excluding integration costs, amortisation of goodwill of £15.8m (2001 - £12.6m), the loss on the disposal of Westwind and the groups share of joint venture and associate results, operating profit increased by 20.3% to £142.5m (2002 - £118.5m). The share of operating profit from joint ventures and associates before goodwill amortisation of £0.1m (2002 - £0.1m) rose from £4.9m in 2002 to £5.2m in 2003. Selling, distribution and administration costs were 12.7% (2002 ? 12.7%) of turnover.

Profit on ordinary activities before taxation decreased to £54.5m (2002 ? £99.9m). Profit on ordinary activities before tax and excluding integration costs, goodwill amortisation and the loss on the sale of Westwind amounted to £135.3m (2002 - £115.8m). This represented a 16.8% increase.

Net interest costs, including those of joint ventures, rose from £10.2m to £11.5m as a result of higher interest rates and higher net debt prior to July.

Turnover Analysis

The table below analyses turnover into the various end market categories, of which military remains the largest:

	2003 %	2002 %
Military	**50**	49
Commercial Aerospace	**16**	17
General Aviation	**6**	5
Outsourcing – non military	**11**	12
Government – non military	**7**	8
Industrial, excluding Westwind	**4**	3
Marine / Space	**4**	4
Westwind (sold in December 2003)	**2**	2

Taxation

The tax charge of £36.0m (2002 - £28.1m) on the profit before tax of £54.5m (2002 - £99.9m) represents a rate of 66.1% (2002 – 28.1%). Excluding the exceptional loss of £64.1m (2002 – nil) on the sale of Westwind, integration costs of £0.8m (2002- £3.2m) and goodwill amortisation of £15.9m (2002 - £12.7m), the effective rate for the year would be 26.6% (2002 – 24.3%). This adjusted tax charge is lower than the prevailing tax rates across the various countries in which the group operates, primarily because part of the goodwill charge is an allowable expense for taxation and a benefit has arisen from the tax credit for research and development. Further details on the tax charge can be found in note 7 to the financial statements.

Full provision has been made for deferred taxation as required by FRS 19.

Earnings per Share

The basic earnings per share were 17.2p (2002 – 70.7p) whilst the fully diluted earnings per share amounted to 17.1p (2002 – 70.2p). However, after adjusting for integration costs, the amortisation of goodwill and the loss on the disposal of Westwind, underlying earnings per share increased by 8.2% to 93.5p (2002 – 86.4p).

Dividends

The directors are recommending a final ordinary dividend of 19.8p per share (2002 – 18.0p) which represents an increase of 10.0% on last year. If approved by shareholders, this will result in a total dividend of 28.16p per share (2002 – 25.6p), also an increase of 10.0%.

The total ordinary dividend for the year will absorb £31.3m (2002 - £25.9m) leaving (loss)/profit retained of £(13.1)m (2002 - £45.6m).

Financing

During 2003, the group continued to generate funds and, at the year end, the net debt as defined by FRS 1 was £154.4m (2002 - £188.8m). Included in this figure are all amounts owing under bank loans, debenture loans, finance leases and other borrowings. This level of debt represents a gearing level of 33.9% (2002 – 63.5%). Net interest cover is at a prudent level of 12.8 times (2002 – 12.1). 2003 net debt is 0.9 times 2003 earnings before interest, tax, depreciation and amortisation, excluding integration costs and the exceptional loss on the sale of Westwind.

The Australian subsidiaries have a number of operating leases for the provision of aircraft which are used to provide services to third parties under back-to-back contracts.

The group had three main borrowings outstanding at the year end, under the following facilities:

(a) the March 1996 private placement of Cobham guaranteed senior notes which raised US$50m. These notes carry a fixed interest rate of 6.28% for the seven year notes and 6.42% for the ten year notes. Principal repayments to date amount to US$15m.

(b) the October 2002 private placement of Cobham guaranteed senior notes which raised US$225m. The facility comprises two series of notes repayable in seven and ten years. As a result of an interest rate swap, the interest expense varies with LIBOR.

(c) the £200m club multi currency credit agreement which was entered into in December 2002. The borrowings carry a variable rate of interest. At the end of 2003 £42m had been drawn under this agreement. The facility reduced to £150m after the first year of operation and is repayable in full in January 2008.

Cash Flow

The group gives high priority to cash management. It is therefore particularly pleasing to highlight the operating and free cash flow generated in 2003 shown in the following summary. The operating cash flow amounted to £108.6m (2002 ? £106.9m), which is 76% (2002 – 90%) of operating profit (excluding the exceptional impact of integration costs and profits from joint ventures and associates). £77.3m (2002 ? £74.7m) of free cash flow was generated.

Control over working capital continues to be a major focus within the operating companies. As was the case in 2002, a substantial amount of business was invoiced in the latter part of 2003 due, in part, to the defence procurement cycle. Stock turns at the end of 2003 were 3.8 (2002 – 2.7). Not withstanding this, trade debtor days at the end of 2003 were 49 (2002 – 74). The impact of acquisitions was to increase debtors by £22.0m and stocks by £18.4m.

The net cash outflow in respect of capital expenditure on tangible and intangible fixed assets was £39.2m (2002 ? £29.0m). As a percentage of turnover this increased from 3.9% to 4.7%. We continue to invest in our operating companies at a level higher than the annual depreciation charge.

Further detail relating to the cash flows and movement in net debt of the group is given in notes 13, 14 and 15 of the financial statements. A summary of the change in net debt is set out below:

	2003 £m	2002 £m
Operating Profit	**125.9**	102.7
Depreciation	**33.7**	26.4
Amortisation of goodwill and intangibles	**16.3**	13.1
Loss on sale of fixed assets	**(0.7)**	(2.0)
Difference between pension charge and cash contributions	**(2.5)**	1.3
Movement in provisions for liabilities and charges	**-**	(4.4)
Long term incentive plan	**0.6**	0.7
Increase in working capital	**(25.5)**	(1.9)
Cash inflow from Operating Activities	**147.8**	135.9
Net capital expenditure and financial investment	**(39.2)**	(29.0)
Operating cash flow	**108.6**	106.9
Net interest paid	**(11.0)**	(8.6)
Tax paid	**(20.3)**	(23.6)
Free Cash Flow	**77.3**	74.7

Dividends paid	**(27.6)**	(24.2)
Net cash outflow for acquisitions less disposal proceeds	**(115.0)**	(38.8)
Issue of debt in consideration of acquisition	**(12.2)**	-
Shares issued net of expenses	**105.7**	4.8
Loans of subsidiary undertakings acquired	**(1.4)**	-
Exchange movements	**7.6**	2.4
Decrease/(increase) in Net Debt	**34.4**	18.9

Pensions

The group has adopted FRS 17 for the 2003 financial statements and comparative 2002 figures have been restated. FRS 17 is a more prescriptive accounting treatment than SSAP24, and we consider that the greater transparency and consistency offered are significant benefits.

Under FRS17, the group's accounts reflect the net surplus/deficit in defined benefit plans, taking assets at their market values at 31 December and evaluating liabilities by discounting at year-end AA corporate bond interest rates.

Following actuarial reviews of the funding of the main UK schemes in June 2003, the operating companies increased their contribution rate. Additional contributions of £3.8m have been made during 2003. In addition, the majority of employees have elected to increase their contributions by 2 percentage points from the beginning of 2004.

Foreign Exchange

The group's aim has been to reduce, or eliminate where practicable, foreign exchange risk. The pound sterling/US dollar exchange rate is the most important as far as the group is concerned. The is primarily due to the level of US dollars which the UK and European subsidiaries expect to receive from their business activities, as certain global aerospace and defence contracts are denominated in US dollars. Equally, some exposure arises from operating companies based in the USA, offset partially by dollar denominated borrowings All significant foreign exchange transactions are approved by the parent company. In addition to the structured borrowing, a number of financial instruments are used to manage the foreign exchange exposure, such as forward rate contracts and options.

Details of the most significant of these are described in the annual report. In January 2004 the group entered into additional forward contracts to sell US$ for sterling and euros throughout 2004. As a consequence, the majority of the anticipated exposure to US$ in UK and European subsidiaries is hedged at average rates of 1.59 for sterling and 1.23 for euros respectively.

Going Concern

The group's finances are sound and the balance sheet remains strong. Accordingly, after making enquiries, the directors have formed a judgement at the time of approving the financial statements that there is a reasonable expectation that the company and the group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Warren Tucker
Group Financial Director
18 March 2004

Consolidated Profit and Loss Account

for the year ended 31 December 2003

	Notes	Before goodwill amortisation, integration costs & disposals £m	Goodwill amortisation, integration costs & disposals £m	Total 2003 £m	Restated Before goodwill amortisation & integration costs £m	Restated Goodwill amortisation & integration costs £m	Restated Total 2002 £m
Group Turnover							
Turnover (including share of joint ventures)							
Continuing operations		794.1			752.4		
Acquisitions		54.2			-		
		848.3			752.4		
Discontinued operations		17.1			15.5		
		865.4			767.9		
Less: Share in turnover of joint ventures		(32.8)			(33.3)		
	2	**832.6**		832.6	734.6		734.6
Cost of sales		(584.5)	(0.8)†	**(585.3)**	(522.9)	(3.2)†	(526.1)
Gross profit		248.1	(0.8)	**247.3**	211.7	(3.2)	208.5
Selling and distribution costs		(48.2)		**(48.2)**	(36.8)		(36.8)
Administrative expenses		(57.4)	(15.8)*	**(73.2)**	(56.4)	(12.6)*	(69.0)
Group Operating Profit							
Continuing operations		135.7	(16.6)	**119.1**	120.0	(15.8)	104.2
Acquisitions		8.0		**8.0**	–		-
		143.7	(16.6)	**127.1**	120.0	(15.8)	104.2
Discontinued operations		(1.2)		**(1.2)**	(1.5)		(1.5)
	3	142.5	(16.6)	**125.9**	118.5	(15.8)	102.7
Share of operating profit in joint ventures		5.8	(0.1)*	**5.7**	5.5	(0.1)*	5.4
Share of operating loss in associate		(0.6)		**(0.6)**	(0.6)		(0.6)
		147.7	(16.7)	**131.0**	123.4	(15.9)	107.5
Exceptional loss on disposal of subsidiary undertakings – discontinued operations	6		(64.1)‡	**(64.1)**			
Net Interest	7						
Group		(9.3)		**(9.3)**	(8.7)		(8.7)
Joint ventures		(2.2)		**(2.2)**	(1.5)		(1.5)
		(11.5)		**(11.5)**	(10.2)		(10.2)
Other finance (charges)/income	11	(0.9)		**(0.9)**	2.6		2.6
Profit on Ordinary Activities before Taxation		**135.3**	(80.8)	**54.5**	115.8	(15.9)	99.9
Tax on profit on ordinary activities	8			**(36.0)**			(28.1)
Profit on Ordinary Activities after Taxation before Minority Interest				**18.5**			71.8
Minority interest				**(0.3)**			(0.3)
Profit on Ordinary Activities after Taxation attributable to Shareholders				**18.2**			71.5
Dividends	9			**(31.3)**			(25.9)
Retained (loss)/profit for the year				**(13.1)**			45.6

	10		
Earnings per Ordinary Share		**17.2p**	70.7p
- **basic**		**17.1p**	70.2p
- **fully diluted**		**93.5p**	86.4p
- ***underlying***			

The 2002 figures have been restated following the adoption of FRS 17 "Retirement Benefits" (note 4).
There is no material difference between the results disclosed above and the results on an unmodified historical cost basis.
† Integration costs as described in note 5.
* Amortisation of goodwill
‡ Loss on disposal of Westwind after writeback of £68.4m of goodwill previously written off to reserves.

Consolidated Balance Sheet

as at 31 December 2003

	Notes	2003		2002 Restated	
		£m	£m	£m	£
Fixed Assets					
Intangible assets			345.9		250
Tangible assets			228.1		194
Investments in joint ventures:					
Share of gross assets		71.6		60.1	
Share of gross liabilities		(58.0)		(49.4)	
Goodwill		1.3		1.4	
			14.9		12
Investment in associate			1.6		1
Investment in own shares			-		1
			590.5		459
Current Assets					
Stocks		190.0		154.8	
Debtors:					
Amounts falling due within one year		190.6		177.9	
Amounts falling due after more than one year		0.2		0.4	
Investments		0.1		0.1	
Cash at bank and in hand		106.1		71.9	
		487.0		405.1	
Creditors: Amounts falling due within one year					
Borrowings		(80.4)		(65.6)	
Other creditors		(259.8)		(211.5)	
		(340.2)		(277.1)	
Net Current Assets			146.8		128
Total Assets less Current Liabilities			737.3		587
Creditors: Amounts falling due after more than one year					
Borrowings		(180.2)		(195.2)	
Other creditors		(11.7)		(10.4)	
			(191.9)		(205.
Provisions for Liabilities and Charges			(39.3)		(36.
Net assets excluding pension liabilities			506.1		344
Deficit on group pension schemes	11		(49.2)		(46.
Net assets including pension liabilities			456.9		298
Capital and Reserves including non equity interests					
Called up share capital	12		27.8		25
Share premium account			78.2		76
Revaluation reserve			1.7		1
Other reserve			0.7		1
Profit and loss account			347.4		192
Shareholders' Funds			455.8		297
Minority interest (equity)			1.1		0
			456.9		298

Approved by a duly appointed and authorised committee of the board on 18 March 2004:

Gordon Page
Warren Tucker
Directors

The 2002 figures have been restated following the adoption of FRS 17 "Retirement Benefits" (note 4).

Consolidated Cash Flow Statement

for the year ended 31 December 2003

	Notes	2003 £m	2002 £m
Cash inflow from operating activities	13	147.8	135.9
Returns on investments and servicing of finance	15a	(11.0)	(8.6)
Taxation		(20.3)	(23.6)
Capital expenditure and financial investment	15b	(39.2)	(29.0)
Acquisitions and disposals	15c	(115.0)	(38.8)
Equity dividends paid		(27.6)	(24.2)
Net cash (outflow)/inflow before use of liquid resources and financing		(65.3)	11.7
Management of liquid resources	15d	-	0.8
Financing	15e	105.1	22.0
Increase in Cash	14	39.8	34.5

Reconciliation of Net Cash Flow to Movement in Net Debt

	Notes	2003 £m	2002 £m
Increase in cash in the year		39.8	34.5
Decrease/(increase) in debt and lease financing		0.6	(17.2)
Borrowings on purchase of subsidiary		(12.2)	-
Decrease in liquid resources †		-	(0.8)
Loans of subsidiary undertakings acquired		(1.4)	–
Exchange movements		7.6	2.4
Movement in Net Debt in the year		34.4	18.9
Net Debt at 1 January		(188.8)	(207.7)
Net Debt at 31 December	14	(154.4)	(188.8)

† Liquid resources includes short term deposits of less than one year and corporate investments.

Statement of Total Recognised Gains and Losses
for the year ended 31 December 2003

	Notes	Group 2003 £m	2002 restated £m
Profit Attributable to Shareholders		**18.2**	71.5
Currency translation differences on foreign currency net investments		**2.1**	(3.9)
Actuarial loss on pensions	11	**(7.5)**	(61.1)
Movement on deferred tax relating to pension liability		**1.1**	17.9
Total recognised (losses)/gains relating to the year		**13.9**	24.4
Prior year adjustment	4	**(61.8)**	
Total (losses)/gains recognised since last annual report		**(47.9)**	

Reconciliation of Movements in Shareholders' Funds
for the year ended 31 December 2003

	Notes	Group 2003 £m	200 restate £
Profit Attributable to Shareholders		**18.2**	71.
Dividends	9	**(31.3)**	(25.9
Retained (loss)/profit for the year		**(13.1)**	45.
Release of goodwill previously written off against reserves		**68.4**	-
Actuarial loss on pension scheme (net of deferred tax)		**(5.3)**	(42.8
Currency translation differences on foreign currency net investments		**2.1**	(3.9
New share capital subscribed:			
nominal value	12	**0.1**	0.
net premium on share issues		**0.7**	4.
New share capital issued by private placing:			
nominal value		**2.3**	-
Merger reserve on share issue		**102.6**	-
Long term incentive plan		**0.6**	0.
Contribution to the QUEST		–	(0.9
Net addition to shareholders' funds		**158.4**	3.
Shareholders' funds as at 1 January (originally £359.2m before deducting prior year adjustment of £61.8m)		**297.4**	293.
Shareholders' Funds at 31 December (which include non-equity interests of £19,700) (2002 - £19,700)		**455.8**	297.

1 The financial information set out in this statement does not constitute the group's statutory accounts for the years ended 31 December 2003 and 31 December 2002. Statutory accounts for 2002 have been delivered to the registrar of companies. The auditors have reported on the 2003 and 2002 accounts; their reports were unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985. The 2003 accounts have not yet been delivered to the Registrar of Companies. The financial information has been prepared in accordance with the accounting policies adopted in the statutory accounts for 2002, save that the company has adopted FRS17 "Retirement Benefits" in 2003.

2 Segmental Analysis

	Aerospace Systems and Group		Avionics		Flight Operations and Services		Westwind (discontinued)		Tot	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	
By Class of Business	£m	£m	£m	£m	£m	£m	£m	£m	£m	
Turnover	320.5	297.6	317.0	252.2	212.2	208.5	17.1	15.5	866.8	
Less share of joint ventures	–	–	(0.5)	–	(32.3)	(33.3)	–	–	(32.8)	(
Less inter-segmental	(0.8)	(4.8)	(0.4)	(0.7)	(0.2)	(0.4)	–	–	(1.4)	
Turnover to third parties	319.7	292.8	316.1	251.5	179.7	174.8	17.1	15.5	832.6	
Operating profit/(loss)	60.5	45.8	51.6	45.6	15.0	12.8	(1.2)	(1.5)	125.9	
Group share of joint ventures and associates	–	–	–	–	5.1	4.8	–	–	5.1	
Group Operating Profit/(Loss)	60.5	45.8	51.6	45.6	20.1	17.6	(1.2)	(1.5)	131.0	
Goodwill amortisation	5.7	4.7	8.4	6.3	1.8	1.7	–		15.9	
Integration costs	–	3.2	0.8	–	–	–	–	–	0.8	
Underlying Operating Profit/(Loss)	66.2	53.7	60.8	51.9	21.9	19.3	(1.2)	(1.5)	147.7	
Net Operating Assets	267.4	181.2	227.6	208.0	116.3	82.0	–	15.8	611.3	
Net Debt									(154.4)	(
Net Assets									456.9	

	United Kingdom		Other EU Countries		United States		Rest of the World		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2
By Geographical Segment	£m	£m	£m	£m	£m	£m	£m	£m	£m	
Turnover to Third Parties										
By destination - group – continuing activities	210.8	205.6	161.7	127.5	291.9	224.7	183.9	194.6	848.3	7
By destination - group - discontinued activities	0.3	0.2	4.4	5.0	2.8	3.9	9.6	6.4	17.1	
Less share of joint ventures	(26.0)	(28.4)	(6.3)	(4.7)	(0.5)	(0.2)	–	–	(32.8)	(3
Total	185.1	177.4	159.8	127.8	294.2	228.4	193.5	201.0	832.6	7
By origin - group - continuing activities	364.8	339.7	85.4	62.4	255.1	218.0	143.0	132.3	848.3	7
By origin - group - discontinued activities	11.3	11.7	–	–	2.4	2.5	3.4	1.3	17.1	
Less share of joint ventures	(26.0)	(28.4)	(6.3)	(4.7)	(0.5)	(0.2)	–	–	(32.8)	(3
Total	350.1	323.0	79.1	57.7	257.0	220.3	146.4	133.6	832.6	7
Operating profit – continuing activities	71.3	57.0	7.0	6.5	37.2	31.5	11.6	9.2	127.1	1
Operating profit/(loss) – discontinued activities	(1.7)	(1.6)	–	–	0.2	0.1	0.3	–	(1.2)	(
Group share of joint ventures and associates	5.0	4.5	0.1	0.3	–	–	–	–	5.1	
Group Operating Profit	74.6	59.9	7.1	6.8	37.4	31.6	11.9	9.2	131.0	1
Net Operating Assets	274.1	246.6	51.1	22.5	219.2	151.2	66.9	66.7	611.3	4
Net Debt									(154.4)	(1
Net Assets									456.9	2

The segmental analysis excludes the impact of the exceptional loss on the disposal of Westwind which was predominantly in the UK. In the tables above, the 2002 figures have been restated to reflect the change in accounting policy for pensions.

3 Operating Profit

	2003	20 restat
	£m	£

The operating profit of £125.9m (2002 - £102.7m restated) is after charging:

Depreciation	owned assets	**33.5**	26
-	assets under finance leases	**0.2**	0
Amortisation	goodwill	**15.8**	12
-	other intangible assets	**0.5**	0
Hire of plant and machinery	-aircraft	**20.4**	24
-	other	**3.0**	1
Other operating lease rentals		**4.0**	3
Research and development costs		**40.4**	31

Cost of sales, gross profit and other operating expenses:

	Continuing operations owned at 1 January	*Acquired* Operations	*Continuing* Operations		*Discontinued* Operations		Total	
	2003	**2003**	**2003**	2002	**2003**	2002	**2003**	20 restat
	£m	**£m**	**£m**	£m	**£m**	£m	**£m**	£
Turnover	**761.3**	**54.2**	**815.5**	719.1	**17.1**	15.5	**832.6**	734
Cost of sales	**532.4**	**38.2**	**570.6**	512.6	**14.7**	13.5	**585.3**	526
Gross profit	**228.9**	**16.0**	**244.9**	206.5	**2.4**	2.0	**247.3**	208
Selling and distribution costs	**42.8**	**3.9**	**46.7**	35.8	**1.5**	1.0	**48.2**	36
Administrative expenses	**67.0**	**4.1**	**71.1**	66.5	**2.1**	2.5	**73.2**	69
Operating profit/(loss)	**119.1**	**8.0**	**127.1**	104.2	**(1.2)**	(1.5)	**125.9**	102

Operating profit excludes the group share in Joint Venture and Associate companies.
Administrative expenses for acquired operations include amortisation of goodwill totalling £1.3m (2002 - £nil).

4 Prior Year Adjustment

In the period the group has adopted FRS 17. In prior periods the group had accounted for pension costs under SSAP24. The resulting restatement to group profit and loss account reserve is as follows:

	Profit and los accou £
At 31 December 2002 as previously stated	**254**
On removing SSAP 24 prepayment at 1 January 2002	**(14**
On creating FRS17 liability at 1 January 2002	**(4**
Adjustment to profit retained in the year	**(**
Actuarial Loss in the year (net of tax)	**(42**
Net effect of restatement	**(61**
At 31 December 2002 as restated	**192**

This change in accounting policy has resulted in an increase in staff costs of £1.6m (2002 – £2.1m) and other finance (charges)/income of £(0.9)m (2002 – £2.6m), a decrease/(increase) in the tax charge of £0.7m (2002 – £(0.2)m), a decrease in profit for the year by £1.8m (2002 increase of £0.3m) and a decrease in total recognised gains and losses of £8.2m (2002 – £43.5m). Other debtors at December 2002 have been reduced by £21.7m, together with related deferred tax of £6.5m.

If stated on an SSAP24 basis, profit on ordinary activities before taxation would have been £2.5m greater (2002 – £0.5m less) at £57.0m (2002 – £99.4m) giving a basic earning per share of 18.8p (2002 – 70.4p) and an underlying earning per share of 95.2p (2002 – 86.2p).

5 Integration Costs

Connected with the acquisition of the Thales Antennas business of Thales in July 2003, costs of £0.8m have been incurred in respect of restructuring the business.

Following the acquisition of the Power and Control business of BAE SYSTEMS at the end of 2002, costs of £3.2m were incurred in that year in respect of the integration of the business with various parts of Aerospace Systems.

6 Disposal of group undertakings

In line with the group's strategy to focus on its core aerospace and defence markets, Westwind Air Bearings Limited and Westwind Air Bearings Inc. (together 'Westwind') were sold on 10 December 2003 for total proceeds of £21.2m. This gave rise to a profit on disposal of tangible assets of £4.3m which became an exceptional loss of £64.1m after the reversal of £68.4m of goodwill originally written off to reserves. There was no tax payable or recoverable in relation to this disposal.

This business has been treated as a discontinued operation in the financial statements.

7 Net Interest

	2003		2002	
	£m	£m	£m	£m
Group				
Interest receivable		3.4		2.
Interest payable				
Bank loans and overdrafts	(12.2)		(8.5)	
Other borrowings	(0.5)		(2.9)	
		(12.7)		(11.4
Net interest		(9.3)		(8.7
Joint Ventures				
Interest receivable		0.4		0.
Interest payable		(2.6)		(1.9
		(2.2)		(1.5

8 Tax on Profit on Ordinary Activities

	2003 £m	200 restate £r
Current tax:		
UK corporation tax on profits of the year	18.1	14.
Share of joint ventures' and associate's tax	1.0	0.
Overseas tax on profits of the year	14.7	10.(
Adjustments in respect of previous years	(0.5)	(1.5
Total current tax	33.3	23.
Deferred tax:		
Origination and reversal of timing differences	5.1	7.
Adjustments in respect of previous years	(2.4)	(3.0
Total deferred tax	2.7	4.
Tax on profit on ordinary activities	36.0	28.

Excluding the exceptional loss of £64.1m (2002 – £nil), goodwill amortisation of £15.9m (2002 – £12.7m) and the prior year tax credit of £2.9m (2002 – £4.5m), the effective rate for the year is 28.9% (2002 – 29.0%). This adjusted tax charge is lower than the prevailing rates principally because part of the goodwill charge is an allowable expense for tax purposes and some of the group expenditure on research and development qualifies for additional tax deduction.

The tax assessed for the year is different to the standard rate of corporation tax in the UK of 30% (2002 – 30%). The differences are explained below:

	2003	200 Restate

	£m	£r
Profit on ordinary activities before tax	54.5	99.!
Profit on ordinary activities multiplied by standard rate in the UK 30% (2002 - 30%)	16.3	30.(
Effects of:		
Tax disallowed items (primarily exceptional loss and goodwill amortisation)	21.3	2.'
Capital allowances for year in excess of depreciation	(0.2)	(6.2
Other timing differences	(4.9)	(1.6
Overseas tax rates higher than UK rates	2.0	1.(
Expenditure qualifying for additional R&D tax deduction	(0.7)	(0.8
Contribution to the QUEST	–	(0.3
Adjustments to tax charge in respect of prior years	(0.5)	(1.5
Current tax charge for the year	33.3	23.:

Factors that may affect future tax charges:

The group's effective rate of current tax on underlying profits is expected to be lower than the standard rate of corporation tax in the UK primarily because of timing differences arising on fixed assets and because some of the goodwill amortisation is an allowable deduction for tax purposes. The group expects that this will remain broadly unchanged in the foreseeable future.

No provision has been made for deferred tax on gains recognised on revaluing property to its market value. Also, no deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures as no tax is expected to be payable on them in the foreseeable future.

9 Dividends

	2003 £m	20 £
Dividends on ordinary shares		
Interim paid of 8.36p per share (2002 - 7.6p)	9.3	7
Proposed final of 19.8p per share (2002 - 18.0p)	22.0	18
	31.3	25

Dividends include £1,182 (2002 – £1,182) paid in respect of non equity second cumulative preference shares (note 12).

10 Earnings per Ordinary Share

	2003			2002 (Restated)		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-share amount pence
Basic Earnings per Share (EPS)						
Earnings attributable to ordinary shareholders	18.2	105.9	17.2	71.5	101.1	70.7
Effect of dilutive securities						
Options	–	0.7		–	0.6	
Long term incentive plan	–	–		–	0.2	
Fully Diluted EPS						
Adjusted earnings	18.2	106.6	17.1	71.5	101.9	70.2

In addition to the information required by FRS 14, the directors believe that it is helpful to calculate an underlying earnings per share figure excluding loss on disposal of subsidiary undertakings, goodwill amortisation and integration costs:

	2003			2002 (Restated)		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-sha amou Pen
Basic EPS	18.2	105.9	17.2	71.5	101.1	70
Loss on disposal of subsidiary undertakings	64.1		60.5			
Effect of goodwill amortisation	15.9		15.0	12.7		12
Effect of integration costs	0.8		0.8	3.2		3
Underlying EPS						
Adjusted earnings	99.0	105.9	93.5	87.4	101.1	86

The calculation of earnings per ordinary share has been based on £18.2m (2002 – £71.5m restated), being the profit after taxation, minority interests and preference dividend, and on the weighted average number of ordinary shares in issue during the year, being 105,941,221 (2002 – 101,113,784, excluding the weighted effect of 229,350 which were issued to the QUEST). The weighted average number of ordinary shares used for the fully diluted earnings per share is 106,622,128 (2002 – 101,875,012, excluding the weighted effect of 229,350 which were issued to the QUEST).

11 Employees

	2003 Number	2002 Number
Average number of employees		
United Kingdom	4,052	3,864
Other EU countries	1,010	772
United States	2,342	1,788
Rest of the world	1,586	1,488
	8,990	7,912

	2003 £m	2002 Restated £m
Employment costs		
Wages and salaries	231.8	197.9
Social security costs	23.8	18.9
Other pension costs	14.6	13.6
	270.2	230.4

Pensions

The group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world with assets held in separate trustee administered funds.

From 1 January 2003, new employees in the UK have only been able to join the defined contribution scheme. In the USA, both the Carleton Technologies and Stanley Aviation defined benefit schemes will be closed to new members from 31 December 2003 and 31 January 2004 respectively. Since the majority of the defined benefit schemes operated by the group are closed to new entrants, the age profile of the schemes' in service membership will increase over time. Under the funding method prescribed by FRS17, the current service cost will increase as a percentage of pensionable salaries as members approach retirement.

In the year, the group assumed the defined benefit schemes of Dräger Aerospace in Germany and ERA Technology in the UK. Both of these schemes have been included in the assessment of the FRS 17 liability and in the tables below.

FRS 17 assumptions

The group operates a number of defined benefit schemes, the most significant being the Cobham Pension Plan ('CPP'). A full valuation of the CPP scheme was undertaken as at 1 April 2001 and updated to 31 December 2003 by a qualified independent actuary. During the period, employer contributions for the period were raised to 17.3%

The major assumptions used by the actuaries of the group schemes as at 31 December 2003 in respect of FRS 17 were as follows:

	UK Schemes			USA Schemes		
	At 31 December 2003	At 31 December 2002	At 31 December 2001	**At 31 December 2003**	At 31 December 2002	31 Decei
Rate of increase in salary costs	**3.50%**	3.25%	4.00%	**4.00% - 5.00%**	4.00%	4.
Discount rate	**5.50%**	5.60%	6.00%	**6.00% - 6.25%**	7.00%	7.
Inflation assumption	**2.75%**	2.25%	2.50%	**2.50% - 3.00%**	2.50%	2.
Pensions increase	**2.75%**	2.25%	2.50%	**3.00%**	3.00%	3.

For the Dräger Aerospace scheme in Germany, the following assumptions were used for 2003: rate of increase in salaries 4.00%, discount rate 5.50%, inflation 1.00% and rate of pensions increase 1.5%.

The assets of the various schemes are held in managed and segregated funds held with various companies. The fair value of the assets held at 31 December 2003 and the expected rates of return are as follows:

	Expected long term rate of return at 31 December **2003**		Value at 31 December **2003** £m		Expected long term rate of return at 31 December 2002		Value at 31 December 2002 £m		Expected long term rate of return at 31 December 2001		\ Decei 20(£m
	UK	**US**	**UK**	**US**	**UK**	**US**	**UK**	**US**	**UK**	**US**	**UK**
Equities	**8.00%**	**8.00%**	**181.7**	**8.0**	8.00%	9.00%	117.9	7.4	8.00%	9.00%	145.5
Bonds	**5.10%**	**4.50%**	**42.3**	**4.0**	5.00%	7.00%	28.7	3.6	5.50%	7.00%	30.1
Other	**3.75%**	**3.20%**	**19.4**	**0.4**	4.00%	4.00%	7.5	0.2	4.00%	4.00%	8.3
Total fair value of assets			**243.4**	**12.4**			154.1	11.2			183.9

The German scheme is unfunded and has no assets.

The funding position of the schemes in the group as calculated under FRS 17 as at 31 December 2003 was as follows:-

	2003 £m	2002 £m	20
Total fair value of assets	**255.8**	165.3	19
Present value of scheme liabilities	**(326.1)**	(231.9)	(204
Deficit in the schemes	**(70.3)**	(66.6)	(6
Related deferred tax asset	**21.1**	20.0	
Net pension deficit	**(49.2)**	(46.6)	(4

The amounts in respect of the performance of the schemes are:-

Analysis of the amount charged to operating profit	2003 £m	2002 restated £m
Current service cost	8.2	8.0
Past service cost	–	–
Total operating charge	8.2	8.0

Analysis of the amount (charged)/credited to other finance income	2003 £m	2002 £m
Expected return on pension scheme assets	12.7	14.8
Interest cost	(13.6)	(12.2)
Net return	(0.9)	2.6

Analysis of the amount recognised in the statement of total recognised gains and losses (STRGL)	2003 £m	2002 £m
Actual return less expected return on pension scheme assets	20.3	(50.0)
Changes in assumptions underlying scheme liabilities	(29.7)	(2.9)
Experience gains and losses arising on scheme liabilities	1.9	(8.2)
Actuarial (loss) recognised in the STRGL	(7.5)	(61.1)

Movement in deficit during the year	2003 £m	2002 restated £m
Deficit in schemes at beginning of the year	(66.6)	(6.8)
Current service cost	(8.2)	(8.0)
Contributions	10.7	6.7
Gain from acquisitions during the year	2.2	–
Past service cost	–	–
Other finance (charges)/income	(0.9)	2.6
Actuarial loss	(7.5)	(61.1)
Deficit in schemes at the end of the year	(70.3)	(66.6)

Amounts for 2002 in the tables above for current service cost, contributions and actuarial loss have been restated to reflect the correction of a misclassification between these components of the deficit. The value of the deficit in the schemes at the end of 2002 was not affected.

History of experience gains and losses

	2003	2002 restated
Difference between expected and actual return on scheme assets:		
Amount (£m)	20.3	(50.
Percentage of scheme assets	7.9%	(30.2
Experience gains and losses on scheme liabilities:		
Amount (£m)	1.9	(8.
Percentage of the present value of scheme liabilities	0.6%	(3.5
Total amount recognised in the STRGL		
Amount (£m)	(7.5)	(61.
Percentage of the present value of scheme liabilities	(2.3%)	(26.3

Defined Contribution Schemes

Contributions paid by the group to defined contribution schemes in the year amounted to £6.2m (2002 – £5.6m). There were no significant contributions outstanding at the end of either 2002 or 2003.

12 Called Up Share Capital

	2003 £m	2002 £m
Authorised		
Equity		

147,920,000 (2002 - 147,920,000) 25p ordinary shares	**37.0**	37.0
Non equity		
20,000 (2002 - 20,000) 6% second cumulative preference shares of £1	**–**	–
	37.0	37.0
Allotted and fully paid		
Equity		
110,970,790 (2002 - 101,490,684) 25p ordinary shares	**27.8**	25.4
Non equity		
19,700 (2002 - 19,700) 6% second cumulative preference shares of £1	**–**	–
	27.8	25.4

On 9 July 2003 the company completed a private placing of 9,159,560 ordinary shares of £1 each in exchange for 11% of the equity and entire preference share capital of Lockman Capital Limited ("LCL"), a company incorporated in Jersey. LCL was incorporated to undertake the private placing. Prior to the private placing Cobham plc owned 89% of the share capital of LCL. The placing was made to a number of institutional investors. The market price on 9 July 2003 was £11.92.

In accordance with the provisions of merger relief under Section 131 of the Companies Act 1985, the company recorded the cost of investment in LCL at the nominal value of the shares issued. On consolidation, the excess of the fair value over the nominal value of the shares issued has been recorded as a merger reserve. Also in 2003 the preference shares in LCL have been redeemed and £102.6m has therefore been transferred to the profit and loss reserve. LCL is now in dissolution.

In addition to the placing, during the year 163,407 ordinary shares were issued in connection with the executive share option schemes, 18,303 were issued in connection with the Cobham Savings Related Share Option Scheme and 138,836 were issued in connection with the Cobham Long Term Incentive Plan. The aggregate nominal value of such shares was £0.1m and the cash consideration received net of costs was £1.1m. In addition £1.2m was transferred from other reserves to called up share capital and share premium account in relation to the Cobham Long Term Incentive Plan.

The *following options over ordinary shares were outstanding as at 31 December 2003:*

Dates granted	Number of Shares	Prices – pence	Dates normally exercisable
Cobham Savings Related Share Option Scheme 1996 - 2003	1,824,778 (2002 – 1,702,901)	483 to 939	2004 – 2011
Cobham Executive Share Option Scheme 1996 - 2003	1,477,639 (2002 – 1,317,457)	315 to 1,186	1998 – 2013

The 6% second cumulative preference shareholders are entitled to receive a fixed cumulative preference dividend at the rate of 6% per annum in priority to the payment of dividends on the ordinary shares (note 9). In addition, on a return of assets on the liquidation or otherwise of the company, the assets available for distribution are to be applied first in repaying to the holders of the 6% second cumulative preference shares the amounts paid up on their shares. On a show of hands every member holding 6% second cumulative preference shares who is present in person has one vote and on a poll every member has one vote for every £1 in nominal amount of the shares of which he is the holder. The 6% second cumulative preference shares are non-redeemable.

13 Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	2003 £m	2002 restated £m
Operating profit	**125.9**	102.7
Depreciation	**33.7**	26.4
Amortisation of goodwill and intangibles	**16.3**	13.1
Profit on sale of fixed assets	**(0.7)**	(2.0)
Difference between pension charge and cash contribution	**(2.5)**	1.3
Provisions for liabilities and charges	**–**	(4.4)
Long term incentive plan	**0.6**	0.7
Increase in stocks	**(22.0)**	(10.8)
Decrease in debtors	**1.2**	2.2
(Decrease)/increase in creditors	**(4.7)**	6.7

	2003	2002
Net cash inflow from operating activities	147.8	135.9

14 Analysis of Net Debt

	At 1 January 2003 £m	Cash Flow £m	Other changes £m	Exchange movements £m	At 31 December 2003 £m
Cash at bank and in hand	71.9	39.8	–	(5.6)	106.1
Current asset investments	0.1	–	–	–	0.1
Debt due within one year	(65.4)	(10.5)	(1.9)	(2.5)	(80.3)
Debt due after one year	(195.1)	11.0	(11.7)	15.7	(180.1)
Finance leases	(0.3)	0.1	–	–	(0.2)
		0.6			
Total	(188.8)	40.4	(13.6)	7.6	(154.4)

	2003 £m	2002 £m
Senior notes, loans, other borrowings, debenture loans and finance leases	260.6	260.8
Cash at bank and in hand including short term deposits	(106.1)	(71.9)
Current investments	(0.1)	(0.1)
Net debt	154.4	188.8

Included in group and parent company cash at bank and in hand at 31 December 2003 is £3m held in an escrow account which relates to the disposal of Westwind and release of which is subject to the purchaser's approval. It is expected that this cash will be released from escrow in June 2005.

15 Analysis of Cash Flows for Headings Netted in the Consolidated Cash Flow Statement

	2003 £m	2002 £m
a. Returns on Investments and Servicing of Finance		
Interest received	2.4	1.8
Interest paid	(13.4)	(10.4)
Net cash outflow from returns on investments and servicing of finance	(11.0)	(8.6)
b. Capital Expenditure and Financial Investment		
Payments to acquire tangible fixed assets	(39.3)	(32.5)
Payments to acquire intangible fixed assets other than goodwill	(1.2)	(0.4)
Receipts from sales of fixed assets	1.3	3.9
Net cash outflow for capital expenditure and financial investment	(39.2)	(29.0)
c. Acquisitions and Disposals		
Purchase of subsidiary undertakings	(138.8)	(32.8)
Net cash/(overdraft) acquired with subsidiary undertakings	8.1	(0.8)
Deferred and contingent consideration	(3.6)	(3.8)
Investment in associate	(0.4)	(1.4)
Sale of subsidiary undertaking	21.2	–
Net cash balances disposed of with subsidiary undertaking	(1.5)	–
Net cash outflow for acquisitions and disposals	(115.0)	(38.8)
d. Management of Liquid Resources		
Net sale of short term deposits	–	0.8
Net cash inflow from management of liquid resources	–	0.8
e. Financing		
Issue of ordinary share capital	106.0	4.8
Expenses on issue of ordinary share capital	(0.3)	–

Debt due within a year:		
increase/(repayment) of short term loans	**0.5**	(51.9)
increase/(repayment) of debenture loans and other borrowings	**10.0**	(4.1)
Debt due beyond a year:		
(decrease)/increase in long term borrowings	**(9.3)**	77.2
increase/(repayment) of debenture loans and other borrowings	**(1.7)**	(3.7)
Capital element of finance lease rentals	**(0.1)**	(0.3)
Net cash inflow from financing	**105.1**	22.0

16 Purchase of Undertakings

The acquisitions during the year were as follows:

By the Avionics group

- Orion Electronics Limited in Canada in January for C$14m
- Xybion Sensor Positioning Systems Division of Xybion Corporation in the USA in January for US$1.4m cash
- dB Systems Inc in the USA in May for $3.8m cash and $1.8m deferred consideration, payable up to 2008
- Atlas Composites Limited in the UK in May for £1.7m cash
- Novatech Designs Limited in Canada in June for C$1.4m cash
- Thales Antennas Limited (now renamed Racal Antennas Limited) in the UK in July for £5.5m cash
- SeaTel Inc in the USA in September for $27.2m cash, $1.5m deferred consideration payable up to 2005 and $6.4m contingent consideration, payable up to 2008 and dependent on performance
- Nauticast AG of Austria in October for €3.0m cash
- ERA Technology Limited in the UK for £20.1m cash, £12.2m borrowings incurred as consideration, £4.2m deferred consideration payable up to 2004 and £1.8m contingent expenses payable up to 2008 and dependent on performance.

By the Aerospace Systems group

- Dräger Aerospace GmbH in Germany in June for €24.9m cash and €3.5m deferred consideration, payable June 2006
- Litton Life Support Unit of Northrop Grumman Corp in the USA in August for $76.0m cash
- Harrison Division of Sierracin Corporation in the USA for $10.4m cash, subject to a net asset adjustment

By the Flight Operations and Services group

- Trade and assets of TransAustralian Air in Australia in October for A$25.1m

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Declaration
Released	15:35 01-Mar-04
Number	9826V

RNS Number:9826V
Cobham PLC
01 March 2004

COBHAM PLC

Director Declaration

As previously announced, Marcus Beresford became a non-executive director of the company with effect from 1st March 2004.

He is a director of Spirent plc and Ricardo plc. He is a former director of Aggregate Industries plc and GKN plc.

No details are required to be disclosed pursuant to paragraphs 6.F.2(b) to (g) of the listing rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	15:29 01-Mar-04
Number	9817V

RNS Number:9817V
Cobham PLC
01 March 2004

COBHAM PLC

NOTIFICATION OF INTERESTS OF DIRECTORS UNDER QUEST

Each Director named below is a beneficiary or potential beneficiary under the Cobham plc Qualifying Employee Share Ownership Trust and is therefore interested for Companies Act purposes in the shares held on behalf of the trust.

The following ordinary shares of 25p each were transferred from Cobham Quest Trustee Limited to participants exercising options under the Cobham Savings Related Share Option Scheme none of whom are Directors.

Name	No. of shares	Date of transaction	Date company notified
G C Cooper	3,420	19th February 2004	26th February 2004
A J Stevens	3,420	19th February 2004	1st March 2004
A J Hannam	3,420	19th February 2004	1st March 2004

Name of contact and telephone number for queries - John Pope - 01202 882020.

Name of authorised company official responsible for making this notification: John Pope.

Date of notification: 1st March 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	15:56 25-Feb-04
Number	8265V

RNS Number:8265V
Cobham PLC
25 February 2004

COBHAM PLC

NOTIFICATION OF INTERESTS OF DIRECTORS UNDER QUEST

Each Director named below is a beneficiary or potential beneficiary under the Cobham plc Qualifying Employee Share Ownership Trust and is therefore interested for Companies Act purposes in the shares held on behalf of the trust.

The following ordinary shares of 25p each were transferred from Cobham Quest Trustee Limited to participants exercising options under the Cobham Savings Related Share Option Scheme none of whom are Directors.

Name	No. of shares	Date of transaction	Date company notified
G F Page	3,420	19th February 2004	23rd February 2004
A E Cook	3,420	19th February 2004	23rd February 2004
W G Tucker	3,420	19th February 2004	24th February 2004

Name of contact and telephone number for queries - John Pope - 01202 882020.

Name of authorised company official responsible for making this notification: John Pope.

Date of notification: 25th February 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Notice of Results
Released	10:08 20-Feb-04
Number	6474V

Cobham PLC

Notification of Preliminary Results

Cobham PLC will be announcing their preliminary results for the year ended 31 December 2003 on Thursday 18 March 2004.

There will be an Analyst meeting on that day at the Cannon Centre, 4th floor, 78 Cannon Street, London, EC4N 6HH at 9.30am.

20 February 2004

ENQUIRIES:

College Hill **Tel: 0207 457 2020**
Matthew Smallwood

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	11:09 10-Feb-04
Number	2126V

RNS Number:2126V
Cobham PLC
10 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares allotted on maturity of Sharesave account.

7) Number of shares/amount of stock acquired
1,727

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 25p shares

12) Price per share

£4.83

13) Date of transaction

9th February 2004

14) Date company informed

9th February 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 10th February 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	10:30 09-Feb-04
Number	1587V

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 90,000 ordinary shares of 25p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Savings Related Share Option Scheme.

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	09:52 05-Feb-04
Number	0497V

COBHAM PLC
CHELTON LTD ACQUIRES PRECISION ANTENNAS LTD

Chelton Ltd, the Avionics division of Cobham plc, announces the acquisition of Precision Antennas Ltd, a leading supplier of antennas, towers and associated microwave devices for terrestrial and satellite communications applications based in Stratford-upon-Avon, UK. The consideration was £3.0 million paid in cash.

Precision Antennas will join Chelton's established antenna group of companies which provide antenna systems for airborne, land based, satellite, vehicular, wireless and telecommunications. Other members of the antenna group in the UK include European Antennas, Racal Antennas and ERA Technology.

Precision Antennas will continue to operate under the current management team headed up by Tom Burwood as Managing Director and looks forward to maintaining the expansion seen in recent years with the additional commercial support of the Chelton organisation.

Chelton views the acquisition of Precision Antennas as highly complementary to its current portfolio. Geoff Cooper, Managing Director of Chelton Ltd and a Director of Cobham plc, said,

'Chelton will provide both resources and access to technology to support Precision Antennas' continued growth within the commercial telecommunications industry. This is a good deal for Precision Antennas' customers, employees and suppliers alike, and we welcome the new capability that Precision Antennas brings into the Chelton Group.'

-

05 February 2004

ENQUIRIES

Cobham plc
Allan Cook
Chief Executive — Telephone +44 (0) 1202 882 020

Warren Tucker
Group Financial Director — Telephone +44 (0) 1202 882 020

Chelton Ltd
Geoff Cooper

Managing Director | Telephone +44 (0) 1628 472072

Precision Antennas
Tom Burwood
Managing Director | Telephone +44 (0) 1789 266131

College Hill
Peter Ogden | Telephone +44 (0) 207 457 2020

END

Close

©2004 London Stock Exchange plc. All rights reserved



Regulatory Announcement

Go to market news section



Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	11:22 04-Feb-04
Number	0002V

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 160,000 ordinary shares of 25p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Savings Related Share Option Scheme.

END

Close

©2004 London Stock Exchange plc. All rights reserved



Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Directorate Change
Released	11:32 03-Feb-04
Number	9356U

RNS Number:9356U
Cobham PLC
03 February 2004

Director Appointment

The company is pleased to announce that Mr Marcus Beresford has accepted an invitation to join the board in a non-executive capacity with effect from 1st March 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Expro International Group PLC
TIDM	EXR
Headline	Acquisition
Released	09:13 09-Jan-04
Number	0406U

09 January 2004

EXPRO INTERNATIONAL GROUP PLC
("Expro" or "the Group")

Acquisition Update

In line with its strategy of investment in technical innovation, Expro is pleased to announce two recent acquisitions. Both of these technologies have been developed over a period by their respective owners and are ready for commercialisation. They will enhance the range of Well Performance offerings from the Group.

Expro has acquired a wireless technology product and capability (including intellectual property) from Flight Refuelling Ltd, a subsidiary of Cobham PLC for £3.25m in cash, with additional deferred consideration of up to £5m tied to revenues obtained over a fifteen year period. The acquired business has developed an industry leading Cableless Telemetry System ("CaTS") which is capable of transmitting data electromagnetically from downhole depths in excess of 10,000 feet and is particularly suitable for brownfield applications. The business provides Expro with 11 specialist development engineers, with expertise in wireless data transmission, to supplement the Group's existing skills in product development. In late 2002 testing of the technology was completed and in the last 12 months four production tools have been successfully deployed in a number of operating locations.

Expro is also pleased to announce the acquisition of the well tractoring assets and technology of Houston based Smartract Inc, for US $1.35m in cash, with potential deferred consideration of US $4m tied to revenues obtained over the next thirteen years. The technology is represented by a hydraulically activated tractor system which is used in conjunction with wireline to deploy data gathering and other tooling in horizontal and high deviation wells. It has a unique bi-directional ability that also allows it to perform in-well manipulation of downhole tools. The business employs seven personnel and generated turnover of approximately US $0.5m in the year to December 2003.

Both businesses are expected to deliver sustainable growth opportunities and competitive advantage.

The development of Expro's Rigless Intervention System for subsea wells has taken a significant step forward with the recent signing of a Development Agreement with three of the world's leading deepwater field developers. A FEED study will now be carried out by Expro's development team to evaluate the feasibility and commerciality of the proposed system. Expro's investment in its state of the art deepwater R&D facilities in Aberdeen will play a pivotal role in the eventual introduction of this leading edge technology.

Graeme Coutts, Expro Group Chief Executive said: "Expro has a strong reputation for delivering advanced technology to our clients. Aimed at operational efficiency and cost reduction, all of the aforementioned technologies fit perfectly within our strategy. The two acquisitions demonstrate Expro's ability to identify, acquire and add value to small innovative businesses which can benefit from our reputation and geographic reach."

- Ends -

For further information, please contact:
Expro International Group PLC **0118 959 1341**
Graeme Coutts, Chief Executive
Colin Ainger, Executive Director

Weber Shandwick Square Mile **020 7067 0700**
Mike Kirk or Rachel Taylor

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	10:04 08-Jan-04
Number	9914T

RNS Number:9914T
Cobham PLC
08 January 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

G F Page

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment - 13 - General PEP, 4 - SC PEP (95/96), 3 - SC PEP (97/98)

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 25p shares

12) Price per share

£11.79

13) Date of transaction

22nd December 2003

14) Date company informed

6th January 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....... 8th January 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

RECEIVED
2005 NOV -8 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Cobham PLC
TIDM	COB
Headline	Director Shareholding
Released	10:02 08-Jan-04
Number	9911T

RNS Number:9911T
Cobham PLC
08 January 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

G C Cooper

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

G C Cooper - 10 Mrs I A Cooper - 10 (7 - General PEP, 3 - SC PEP)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment

G C Cooper - 7 - General PEP, 3 - SC PEP

Mrs I A Cooper - 7 - General PEP, 3 - SC PEP

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

9) Number of shares/amount
of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 25p shares

12) Price per share

£11.79

13) Date of transaction

22nd December 2003

14) Date company informed

6th January 2004

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the
following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for
making this notification

Date of Notification....... 8th January 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	11:39 07-Jan-04
Number	9423T

RNS Number:9423T
Cobham PLC
7 January 2004

To RNS

Letter to Cobham PLC dated 6 January 2004

SECTION 198 COMPANIES ACT 1985

We refer to the letter dated 22 September 2003, disclosing a Notifiable Interest of Zurich Financial Services and its Group in the shares of your Company.

In accordance with the provisions of the above Section and on behalf of the above, we would inform you that it has ceased to have a notifiable interest over shares in your Company.

From Threadneedle Asset Management Limited

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved



London **STOCK EXCHANGE**

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. *If you require assistance with regard to these fields please contact the Corporate Advisers Team on* **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed.** The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310.**

Application to be considered on (date):
Dealings expected to commence on (date):

1. Full legal name of issuer: **Cobham plc**

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3.* Home EU competent authority for listing ***(if not UKLA)*:**

a. **Will the securities also be admitted to the Official List of the UKLA?** YES/NO

b. **If appropriate, has the "passport" been lodged with the UKLA?** YES/NO

4. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Listing of shares, including those allotted from time to time under the Cobham Savings Related Share Option Scheme (1994) and Cobham Executive Share Option Scheme (1994), following the sub-division of existing 25p shares into shares of 2.5p.

5.* Expected size of offer (£m):

6.* Expected market cap. post issue :

7. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

Listing of 1,122,675,720 ordinary 2.5p shares following the sub-division of existing ordinary 25p shares.

The London Stock Exchange crest and logo are registered trademarks of London Stock Exchange plc

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** | YES/NO

b. **with an existing class of security?** | YES/NO

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** **identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date:

10. **Please indicate whether the certificates are in registered or bearer form:**

REGISTERED/BEARER

11. **Default place of settlement (system):**

12. **Issuer details:**

a. **Contact name:** J M Pope

b. **Job Title:** Company Secretary

c. **Telephone Number:** 01202 857552

d. **Email address:** popej@cobham.com

13. **Invoicing – Value Added Tax (VAT)**

*To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following **mandatory** section:*

a. **Country of Principal Place of Business (PPB):** England

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: NO:

c. **Is the Issuer registered for VAT in another EC country?** YES: NO:

d. **If YES, please confirm EC VAT registration number:**

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

The London Stock Exchange crest and logo are registered trademarks of London Stock Exchange plc

14.* **Brief description of business:**

15.* **Directors** *(names, job-titles, executive/non-executive status)*:

16.* **Fiscal year end:**

17. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:**	J M Pope
b. **Telephone Number:**	01202 857552
c. **Email address:**	popej@cobham.com

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	J M Pope
Job Title:	Company Secretary	**Date:**	01/07/05

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: COBHAM PLC

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

The London Stock Exchange crest and logo are registered trademarks of London Stock Exchange plc



London STOCK EXCHANGE

REPLACEMENT TO ORIGINAL FORM 1 ACCOMPANYING SCHEDULE 3A SUBMISSION – REVISED FORM 1 FOR DRKW

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed**. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310**.

Application to be considered on (date):
Dealings expected to commence on (date):

1. Full legal name of issuer: Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3.* Home EU competent authority for listing *(if not UKLA)*:

a. **Will the securities also be admitted to the Official List of the UKLA?** YES/NO

b. **If appropriate, has the "passport" been lodged with the UKLA?** YES/NO

4. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block Listing under the Cobham Savings Related Share Option Scheme (1994)

5.* Expected size of offer (£m):

6.* Expected market cap. post issue :

7. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

50,000 ordinary shares of 25p each to be allocated from time to time under the Cobham Savings Related Share Option Scheme (1994)

The London Stock Exchange crest and logo are registered trademarks of London Stock Exchange plc

8. Are the securities for which application is now made identical ** in all respects

a. With each other? **YES/NO**

b. With an existing class of security? **YES/NO**

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** **identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:

Date:

10. Please indicate whether the certificates are in registered or bearer form:

REGISTERED/BEARER

11. Default place of settlement (system):

12. Issuer details:

a. **Contact name:** J M Pope

b. **Job Title:** Company Secretary

c. **Telephone Number:** 01202 857552

d. **Email address:** popej@cobham.com

13. Invoicing – Value Added Tax (VAT)

*To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following **mandatory** section:*

a. **Country of Principal Place of Business (PPB):** England

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: NO:

c. **Is the Issuer registered for VAT in another EC country?** YES: NO:

d. **If YES, please confirm EC VAT registration number:**

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

The London Stock Exchange crest and logo are registered trademarks of London Stock Exchange plc

14.* **Brief description of business:**

15.* **Directors** *(names, job-titles, executive/non-executive status)*:

16.* **Fiscal year end:**

17. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:** J M Pope
b. **Telephone Number:** 01202 857552
c. **Email address:** popej@cobham.com

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) *(for new applicants only)* the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	J M Pope
Job Title:	Company Secretary	**Date:**	26.04.2005

Signed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Cobham plc

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

The London Stock Exchange crest and logo are registered trademarks of London Stock Exchange plc

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING – FORM 1

If the transaction is a new equity issue, all fields must be completed. This form is to arrive no later than ***10 business days prior*** *to the consideration of the application for admission to trading. The information marked with an asterisk will be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on* ***+44 (0)20 7797 3286.***

For all other transactions, this form is to arrive no later than **2 business days prior** *to the consideration of the application for admission to trading and the fields marked with an asterisk do not need to be completed. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on* ***+44 (0)20 7797 3545.***

To: London Stock Exchange

1. Full name of issuer: Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

Or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block Listing under the Cobham Savings Related Share Option Scheme (2004)

4.* Expected size of offer (£m):

5.* Expected market cap. post issue (£m):

6. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

250,000 ordinary shares of 25p each to be allocated from time to time under the Cobham Savings Related Share Option Scheme

7. Are the securities for which application is now made identical in all respects**

a. with each other? YES/~~NO~~

b. with an existing class of security? YES/~~NO~~

If you answered *NO* to either question how do the securities differ and when will they become identical? **

Note in relation to Question 7:

** identical means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

8. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:

Date:

9. Please indicate whether the certificates are in registered or bearer form:

REGISTERED/~~BEARER~~

10. Default place of settlement (system):

11. Issuer details:

a. **Contact name:** J M Pope

b. **Email address:** popej@cobham.com

c. **Telephone number:** 01202 857552

d. **Payment reference or order number (for invoicing purposes):**

12.* Brief description of business:

13.* Directors *(names, roles, executive/non-executive status)*:

14.* Fiscal year end:

15.* Company web-site address:

16. Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK.

PLEASE TICK: YES ✓ NO

17. Contact at nominated representative (if applicable):

a. Name:

b. Email address:

c. Telephone Number:

18.* Sponsor:

19.* Corporate Broker:

20.* Financial PR advisors:

21.* Address at which admission document will be available:

22.* Date available:

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed: [signature] J M POPE. **Date:** 20/12/04

COMPANY SECRETARY

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer:

Application to be considered on (date):

Dealings expected to commence on (date):

Please ensure that all sections of this form have been completed before submitting

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING – FORM 1

If the transaction is a new equity issue, all fields must be completed. This form is to arrive no later than ***10 business days prior*** *to the consideration of the application for admission to trading. The information marked with an asterisk will be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on* ***+44 (0)20 7797 3286.***

For all other transactions, this form is to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading and the fields marked with an asterisk do not need to be completed. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on* ***+44 (0)20 7797 3545.***

To: London Stock Exchange

1. Full name of issuer: Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

Or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block Listing under the Cobham Executive Share Option Scheme (1994)

4.* Expected size of offer (£m):

5.* Expected market cap. post issue (£m):

6. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

200,000 ordinary shares of 25p each to be allocated from time to time under the Cobham Executive Share Option Scheme

7. Are the securities for which application is now made identical in all respects**

a. with each other? YES/~~NO~~

b. with an existing class of security? YES/~~NO~~

If you answered *NO* to either question how do the securities differ and when will they become identical? **

Note in relation to Question 7:

** identical means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

8. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:

Date:

9. Please indicate whether the certificates are in registered or bearer form:

REGISTERED/~~BEARER~~

10. Default place of settlement (system):

11. Issuer details:

a. **Contact name:** J M Pope

b. **Email address:** popej@cobham.com

c. **Telephone number:** 01202 857552

d. **Payment reference or order number (for invoicing purposes):**

12.* Brief description of business:

13.* Directors *(names, roles, executive/non-executive status):*

14.* Fiscal year end:

15.* Company web-site address:

16. Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK.

PLEASE TICK: YES [✓] NO []

17. Contact at nominated representative (if applicable):

a. Name:

b. Email address:

c. Telephone Number:

18.* Sponsor:

19.* Corporate Broker:

20.* Financial PR advisors:

21.* Address at which admission document will be available:

22.* Date available:

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed: [signature] **Date:** 25.11.2004

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer:

Application to be considered on (date):

Dealings expected to commence on (date):

Please ensure that all sections of this form have been completed before submitting


RECEIVED
2005 NOV -8 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading.*

To: London Stock Exchange

1. **Full name of issuer:** Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards"):

2. **Amount and full description of each class of security for which application is now being made:** Example*: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

Up to 125,000 ordinary shares to be allotted from time to time under the Cobham Executive Share Option Scheme (100,000) and the Cobham Savings Related Share Option Scheme (25,000).

3. **Type of issue for which application is being made:** Example*: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Block listing

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** **YES/~~NO~~**

(b) **with an existing class of security?** **YES/~~NO~~**

If you answered *NO* to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: Various

Please indicate whether the certificates are in registered or bearer form:

REGISTERED / ~~BEARER~~

Note in relation to Question 4:

** identical means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system):

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** 17th June 2004

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer Cobham plc

Application to be considered on (date):

Dealings expected to commence on (date):

Contact at the issuer:

Name: John Pope

Email address: popej@cobham.com

Telephone number: 01202 857552

Contact at nominated representative (if applicable):

Name:	
Email address:	
Telephone number:	

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. YES / NO

Please ensure all sections of this form have been completed before submitting

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **2 business days prior** *to the consideration of the application for admission to trading.*

To: London Stock Exchange

1. **Full name of issuer:** Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example*: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

Up to 100,000 ordinary shares to be allotted from time to time under the Cobham Executive Share Option Scheme

3. **Type of issue for which application is being made:** Example*: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Block listing

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** YES/~~NO~~

(b) **with an existing class of security?** YES/~~NO~~

If you answered *NO* to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought <u>were/will be</u> issued on:**

Date: Various

Please indicate whether the certificates are in registered or bearer form:

REGISTERED / ~~BEARER~~

RECEIVED
2005 NOV -8 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Note in relation to Question 4:

** identical means in this context:*

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system):

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** 25th May 2004

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer Cobham plc

Application to be considered on (date):

Dealings expected to commence on (date):

Contact at the issuer:

Name: John Pope

Email address: popej@cobham.com

Telephone number: 01202 857552

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading.*

To: London Stock Exchange

1. **Full name of issuer:** Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example*: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

Up to 90,000 ordinary shares to be allotted from time to time under the COBHAM Savings Related Share Option Scheme.

3. **Type of issue for which application is being made:** Example*: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Block Listing

4. **Are the securities for which application is now made identical* in all respects**

(a) with each other? **YES/~~NO~~**

(b) with an existing class of security? **YES/~~NO~~**

If you answered *NO* to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: Various

Please indicate whether the certificates are in registered or bearer form:

REGISTERED / ~~BEARER~~

Note in relation to Question 4:

** **identical** means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system):

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** 4th February 2004

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer Cobham plc

Application to be considered on (date):

Dealings expected to commence on (date):

Contact at the issuer:

Name: John Pope

Email address: popej@cobham.com

Telephone number: 01202 857552

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **2 business days prior** *to the consideration of the application for admission to trading.*

To: London Stock Exchange

1. **Full name of issuer:** Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example: *30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

Up to 160,000 ordinary shares to be allotted from time to time under the COBHAM Savings Related Share Option Scheme.

3. **Type of issue for which application is being made:** Example: *Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Block Listing

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** **YES/~~NO~~**

(b) **with an existing class of security?** **YES/~~NO~~**

If you answered *NO* to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: Various

Please indicate whether the certificates are in registered or bearer form:

REGISTERED / ~~BEARER~~

Note in relation to Question 4:

** **identical** means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system):

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** 3rd February 2004

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer Cobham plc

Application to be considered on (date):

Dealings expected to commence on (date):

Contact at the issuer:

Name: John Pope

Email address: popej@cobham.com

Telephone number: 01202 857552

Contact at nominated representative (if applicable):

Name:	
Email address:	
Telephone number:	

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. YES / NO

Please ensure all sections of this form have been completed before submitting